Form 20-F
period 2023-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2024-04-18
CIK 1263043

As filed with the Securities and Exchange Commission on April 18, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 512,759,471 shares of common stock, par value of Won 5,000 per share.
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
☒

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

In this annual report, unless otherwise indicated, all references to “Korean Won”, “Won” or “~~W~~” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,291.0 to US$1.00, which was the noon buying rate in the City of New York on December 29, 2023 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 5, 2024, the Noon Buying Rate was ~~W~~1,352.6 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Our Overall Business

•	Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.

•	High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

•	Competition in the Korean financial services industry is intense, and may further intensify.

•	We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

•	Liquidity, funding management and credit ratings are critical to our ongoing performance.

•	Our business may be materially and adversely affected by legal claims and regulatory actions against us.

•

The implementation of IFRS 17 beginning on January 1, 2023 renders certain of our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report, not directly comparable with our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report.

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

•	We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

•	Other Risks Relating to Us as the Holding Company

•	Our ability to continue to pay dividends and service debt will depend on the level of profits and cash flows of our subsidiaries.

•	Damage to our reputation could harm our business.

•	Our risk management policies and procedures may not be fully effective at all times.

•	Labor unrest may adversely affect our operations.

•	We may experience disruptions, delays and other difficulties relating to our information technology systems.

•	Our activities are subject to cyber security risk.

•	Our customers may become victims to “voice phishing” or other financial scams, for which we may be required to make monetary compensation and suffer damage to our business and reputation.

•	Risks Relating to Law, Regulation and Government Policy

•	We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

•	The Government may encourage targeted lending to certain sectors in furtherance of policy objectives, and we may take this factor into account.

•

The Government may also encourage investments in certain institutions in furtherance of policy objectives, and we may not recoup our investments therein in a timely or otherwise commercially reasonable manner.

•	The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

•	We engage in limited settlement transactions involving Iran and also in limited business in and related to Russia which may subject us to legal or reputational risks.

•	Evolving regulatory framework for artificial intelligence and machine learning technology, may have an adverse impact on our business, financial condition and results of operations.

•	Risks Relating to Korea

•	Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

•	Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

•	Risks Relating to Our American Depositary Shares

•	There are restrictions on withdrawal and deposit of common shares under the depositary facility.

•	Ownership of our shares is restricted under Korean law.

•	Holders of our ADSs will not have preemptive rights in certain circumstances.

•	Holders of our ADSs will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying shares of our common stock and become our direct stockholders.

•	The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

•	Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. Dollar and the Won.

•	If the Government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in Dollars.

•	Other Risks

•	We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

•	You may not be able to enforce a judgment of a foreign court against us.

•	We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of global inflation caused by rising energy prices and global supply chain disruptions, the Russia-Ukraine conflict and the subsequent economic slowdown, rapidly changing monetary policies (including higher interest rates and quantitative tightening) led by developed countries in reaction to such inflation, instability in the financial industries (including potential for bank runs) and capital flight risks in emerging economies caused by such changes in monetary policy, credit risks of Chinese real estate developers, ongoing US-China trade conflicts, signs of economic slowdown in China, continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, and risk of global pandemic such as recent COVID-19 outbreak, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect,” namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, risk of corporate debt liquidity issues, volatility in the real estate market, rising delinquencies on project financing loans, rising household debt, potential declines in productivity due to aging demographics and low birth rates, and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, in 2011 and 2012, the continuing slump in the real estate market and the shipbuilding industry led to increased delinquency among our corporate borrowers, including some Korean commercial conglomerates knowns as “chaebols,” in such industries, and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors. During the same period, the sustained slump in the real estate market also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units. Recently, various Government-led financial support programs have been introduced in response to the COVID-19 pandemic, rising inflation and economic slowdown, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small-and medium-sized enterprises and “small office, home office” (“SOHO”) that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs expired on September 30, 2022. However, the Government has decided, based on discussions with financial institutions, to provide further financial support to the debtors using the financial support programs as of the expiration date of such financial support programs in the forms of (i) the extension of loan maturity dates up to three years, (ii) the postponement of repaying loans up to one year until September 2023, or (iii) the rescheduling of loans under the New Start Fund set up by the Government on October 4, 2022 or loan rescheduling programs led by the financial institutions. Accordingly, Shinhan Bank’s delinquency ratio was 0.19% as of December 31, 2021, 0.21% as of December 31, 2022 and

0.26% as of December 31, 2023. However, despite such financial support programs, there is no assurance that Shinhan Bank will not experience increased level of credit losses on loans from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to a continued slump in volatile industries amidst sluggish economic situation or for other reasons. Further, Government-led financial support programs or other countermeasures may not achieve their intended results and could also result in unintended consequences or otherwise adversely affect our business, financial condition and results of operations.

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

High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

During 2023, the global markets experienced, and continue to experience, higher rates of inflation as a result of several market factors, including in the form of increased costs pertaining to labor, materials, shipping and overhead. As a result of these inflationary pressures, governments in many countries have implemented tighter monetary policies, which could slow the growth rate of local economies and restrict the availability of credit. We believe that our financial condition and results of operations have thus far not been materially impacted by inflationary pressures. However, to the extent the current rates of inflation and shifts in fiscal and monetary policy result in prolonged and slower growth or a recession, it could have a material and adverse effect on the demand for our products and services and, in the process, our business, results of operations and financial condition as a whole, including with respect to general and administrative expenses as a percentage of total revenue. Moreover, in the event that a global recession was to occur, it could adversely impact the critical counterparties that we engage, including in the form of a decrease in the products and services they seek to obtain from us.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2023, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, three Internet-only banks and thirty-five branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if a low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) increased to 1.86% in 2023 from 1.85% in 2022 primarily due to increases in base interest rate by the Bank of Korea from 1.00% to 1.25% in January 2022, from 1.25% to 1.50% in April 2022, from 1.50% to 1.75% in May 2022, from 1.75% to 2.25% in July 2022, from 2.25% to 2.50% in August 2022, from 2.50% to 3.00% in October 2022 and from 3.00% to 3.25% in November 2022. The Bank of Korea further raised the base interest rate from 3.25% to 3.50% in January 2023, and has maintained the same rate to date. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small-and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small-and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small-and medium-sized enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small-and medium-sized enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, see “Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In March 2023, the Financial Services Commission set up a task force consisting of members of the Financial Services Commission, the Financial Supervisory Service, credit card companies, and consumer groups, to discuss how to improve the merchant commission rate adjustment system in order to address disagreements among the stakeholders involved in the periodic review of the rates of fees charged to merchants.

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

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider. On January 5, 2023, Shinhan Bank launched the MyData business and Shinhan Card is planning to provide advanced wealth management and various financial services. Until October 13, 2021, the Financial Services Commission granted MyData licenses to 58 companies (46 companies receiving main licenses and 12 companies receiving preliminary licenses), 22 of which were fintech firms (19 companies receiving main licenses and three companies receiving preliminary licenses), and competition between traditional financial institutions like us and fintech firms is expected to intensify, particularly with respect to asset management services. On January 5, 2022, the API-based MyData service was fully implemented and 33 companies (including ten fintech firms) are providing services. As of December 31, 2023, the Financial Services Commission had granted licenses to 64 companies to operate as MyData service providers, 24 of which were fintech or IT firms. If more fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms to intensify. In addition, the Financial Services Commission also led discussions in July 2022 about the creation of a government-led platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform. The platform launched in May 2023.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission has implemented the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which have been fully phased in as of January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee on Banking Supervision (the “Basel Committee”), the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systemically important banks, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The additional capital buffer was set to 1.00% on January 1, 2019 and has remained unchanged as of the date hereof. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Also, the Financial Services Commission has formally implemented a regulation on the limit for large exposures based on the Basel standards for banks and bank holding companies, through the Banking Supervision Regulations and the Financial Holding Company Supervision Regulations, effective as of February 1, 2024. On May 24, 2023, the Financial Services Commission decided to increase the level of cyclical capital buffer of banks and their holding companies to 1.00%. The decision will be put into effect starting from May 1, 2024. In July 2021, Shinhan Financial Group, Hana Financial Group, KB Financial Group, NongHyup Financial Group and Woori Financial Group were designated by the Financial Services Commission as domestic systemically important bank holding companies, and Shinhan Bank, Hana Bank, Kookmin Bank, NongHyup Bank and Woori Bank were designated by the Financial Services Commission as domestic systemically important banks. In addition, in July 2021, the Financial Services Commission identified domestic systemically important bank holding companies and domestic systemically important banks as domestic systemically important financial institutions under the Act on the Structural Improvement of the Financial Industry. Domestic systemically important financial institutions are required to prepare and submit their own recovery plans to the Financial Supervisory Service within three months from the date of notification of designation pursuant to the Act on the Structural Improvement of the Financial Industry. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

In order to implement the capital requirements under Basel III in Korea, the Regulation on the Supervision of the Banking Business was amended, effective December 1, 2013. Under the amended Regulation on the Supervision of the Banking Business, effective from January 1, 2015, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0%. The Regulation on the Supervision of the Banking Business was further amended on December 26, 2014, to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019. In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023. Afterwards, at a financial market inspection meeting in October 2023, the Financial Services Commission decided to maintain 95% ratio until June 2024, and in principle, the gradual normalization is expected to resume from July 2024, but the final decision on whether to start normalization will be made based on market conditions in the second quarter of 2024. Capital conservation buffer requirements have also been phased in from January 1, 2016 in increments of 0.625% annually, to the effect that commercial banks in Korea are required to maintain a capital conservation buffer of 2.5% as of January 1, 2019. If a commercial bank fails to maintain such capital conservation buffer requirements, such bank will be subject to certain restrictions relating to its use of income, such as distributing dividends and purchasing treasury stock. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2023. According to the instructions of the Financial Services Commission, domestic systemically important banks, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The additional capital buffer was set to 1.00% on January 1, 2019 and has remained unchanged as of the date hereof. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Also, the Financial Services Commission has formally implemented a regulation on the limit for large exposures based on the Basel standards for banks and bank holding companies, through the Banking Supervision Regulations and the Financial Holding Company Supervision Regulations, effective as of February 1, 2024. On May 24, 2023, the Financial Services Commission decided to increase the level of cyclical capital buffer of banks and their holding companies to 1.00%. The decision will be put into effect starting from May 1, 2024.

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

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. The minimum liquidity coverage ratio is 100%. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio, one of two quantitative liquidity measures approved in December 2010 as part of Basel III. The Basel Committee extended the timetable for full phase-in of the liquidity coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter was increased in annual increments of 10% so that the minimum liquidity coverage ratio reached 100% as of January 1, 2019. In December 2014, the Financial Services Commission promulgated regulations to implement the liquidity requirements of Basel III, including raising the minimum liquidity coverage ratio to 80% as of January 1, 2015 and thereafter by annual increments of 5% so that the minimum liquidity coverage ratio for commercial banks in Korea is 100% since January 1, 2019. In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023. Afterwards, at a financial market inspection meeting in October 2023, the Financial Services Commission decided to maintain 95% ratio until June 2024, and in principle, the gradual normalization is expected to resume from July 2024, but the final decision on whether to start normalization will be made based on market conditions in the second quarter of 2024.

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

Our business may be materially and adversely affected by legal claims and regulatory actions against us.

In the ordinary course of our business, we are subject to risk of legal claims and regulatory actions. We are also subject to a variety of other lawsuits, claims, disputes, legal proceedings and government investigations in Korea and other jurisdictions where we are active, including with respect to financial products sold by us or our subsidiaries. These types of claims, disputes, proceedings or investigations may expose us to substantial monetary and/or reputational damages, legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses or sanctions against our management and employees. We may also be required to compensate purchasers of financial products sold by us that become subject to dispute or regulatory action, or suffer losses or record provisions for credit loss allowance for expected losses in connection with such financial products. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 46 of the notes to our consolidated financial statements included in this annual report.

While we plan to rigorously defend our positions in such disputes, lawsuits or other regulatory proceedings against us, the outcome of these matters are highly uncertain and difficult to predict, and they could adversely affect our results of operation and future business. The total amount in dispute or subject to regulatory action may increase during the course of these legal claims and regulatory actions, and other lawsuits may be brought against us based on similar allegations. Accordingly, these legal claims and regulatory actions may have material adverse effect on our business, financial condition, results of operations and reputation.

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

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
2019	1,155.5	1,165.8	1,220.7	1,111.8
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
2022	1,260.2	1,291.8	1,440.5	1,187.0
2023	1,291.0	1,306.8	1,362.9	1,220.3
October	1,351.0	1,351.5	1,362.9	1,338.2
November	1,290.0	1,308.2	1,356.9	1,289.3
December	1,291.0	1,304.4	1,325.3	1,288.5
2024 (through April 5)	1,352.6	1,331.1	1,352.6	1,300.5
January	1,334.9	1,325.9	1,344.2	1,300.5
February	1,336.2	1,331.3	1,337.3	1,321.9
March	1,347.1	1,331.7	1,348.6	1,310.8
April (through April 5)	1,352.6	1,349.6	1,352.6	1,346.9

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

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 29, 2023, which was ~~W~~1,291.0 to US$1.00. On April 5, 2024, the Noon Buying Rate in effect was ~~W~~1,352.6 to US$1.00.

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

The implementation of IFRS 17 beginning on January 1, 2023 renders certain of our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report, not directly comparable with our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report.

In response to a lack of comparability in the global insurance industry stemming from variations in accounting policies being applied, in May 2017, the International Accounting Standard Board issued IFRS 17 ‘Insurance Contracts’, a new IFRS accounting standard for insurance contracts effective for annual reporting periods beginning on or after January 1, 2023. In April 2021, the Korea Accounting Standard Board adopted IFRS 17 ‘Insurance Contracts’, effective for annual periods beginning on or after January 1, 2023. Under IFRS 17, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital.

Beginning January 1, 2023, IFRS 17 ‘Insurance Contracts’ has replaced in its entirety existing guidance in IFRS 4. Therefore, we have applied IFRS 17 to insurance contracts in preparing our financial statements as of December 31, 2023 and for the year ended December 31, 2023, and in preparing such financial statements we have retrospectively applied IFRS 17 to insurance contracts to restate the comparative financial information as of December 31, 2022 and for the year ended December 31, 2022 included therein, in each case, in accordance with IFRS 17. Unless stated otherwise, our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report are shown based on IFRS 17 whereas our financial information as of December 31, 2021 and for the year ended December 31, 2021 included in this annual report are shown based on IFRS 4 and have not been restated based on IFRS 17. Accordingly, certain of our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report may not be directly comparable against our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report. Investors must therefore exercise caution when making comparisons of any financial figures in the Annual Report on Form 20-F against our financial figures included in this annual report and when evaluating our financial condition, results of operations and results.

For further information regarding the implementation of IFRS 17, see “— Risks Related to Our Other Businesses — Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.” in this annual report and Note 3 and Note 52 of the notes to the audited consolidated annual financial statements included in this annual report.

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Shinhan Bank’s loans (before allowance for credit losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~121,961 billion as of December 31, 2021, ~~W~~131,304 billion as of December 31, 2022 and ~~W~~134,271 billion as of December 31, 2023, representing 31.0%, 31.8% and 32.2%, respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2021, 2022 and 2023, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~363 billion, ~~W~~385 billion and ~~W~~542 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.30%, 0.29% and 0.40%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our exposure to enterprises in the real estate and leasing, and construction industries. As of December 31, 2023, Shinhan Bank had outstanding loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to enterprises in the real estate and leasing, and construction industries (many of which are small-and medium-sized enterprises) of ~~W~~45,459 billion and ~~W~~4,377 billion, respectively, representing 13.0% and 1.2%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan

Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

The enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, have recently struggled to achieve growth due to rising inflation rate in recent years as well has relatively high interest rate environment. Ongoing economic sluggishness in Korea and globally and demographic changes in the Korean population, in particular a continuing trend of low birth rate and aging population, may further cause difficulties to the housing market thereby adversely affecting such enterprises. We also have limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have recently been experiencing increasing level of delinquencies primarily due to low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a key source for liquidity and cash flow.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2023, the secured portion were collateralized or guaranteed of Shinhan Bank’s loans amounted to ~~W~~223,568 billion, representing 63.7% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 85% of the appraised value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government, and to periodically re-appraise such collateral. In order to mitigate our loss in the event of a decrease in the value of collateral, we have made effort to increase the proportion of installment principal repayment-based loans and manage the loan-to-value ratio of loans. As of December 31, 2023, installment principal repayment-based housing loans accounted for 57.5% of the housing loans extended by Shinhan Bank, and the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 46.2%. Despite these efforts however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 7 to 12 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes. Developers in Korea commonly use project financing to acquire land and pay for related project development costs. As a market practice, lenders in project financing, including Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. Shinhan Bank has actively managed and reduced its real estate project financing-related exposure, particularly during sustained downturns in the Korean real estate market. As of December 31, 2023, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~6.6 trillion. However, if defaults were to significantly increase under our existing loans to real estate development projects and the general contractors fail to pay the guaranteed amount necessary to cover the amount of our financings, this may have an adverse effect on our business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2023, three were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are or were members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are largely comprised of the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was ~~W~~30,521 billion, or 8.8%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~5,784 billion, or 1.7%, of its total exposures. Largely due to the continued stagnation in the shipbuilding industry, current and former member companies of the STX Group, one of the leading conglomerates in Korea, entered into voluntary arrangements in 2013 with their creditors (including Shinhan Bank) to improve their credit situation, and STX Offshore & Shipbuilding and STX Heavy Industries, two of the STX Group’s member companies, recently filed for court receivership in May 2016 and July 2016, respectively. Due to stagnation in the construction industry, Keangnam Enterprises Co., Ltd., a large construction company in Korea, also entered into workout proceedings in 2013 and subsequently filed for recovery proceedings in March 2015. Dongbu Steel Co., Ltd. and Sambu Construction Co., Ltd. also experienced significant hardship and entered into workout or recovery proceedings in 2015. Additionally, in October 2015, creditors of Daewoo Shipbuilding & Marine Engineering Co., Ltd., led by Korea Development Bank, announced a restructuring plan that included cash injection and additional loans totaling ~~W~~4.2 trillion and extensive streamlining measures, and in November 2016, Korea Development Bank agreed to swap ~~W~~1.8 trillion of debt to equity and the Export-Import Bank of Korea agreed to issue ~~W~~1 trillion of perpetual bonds. Amidst continued deterioration of Daewoo Shipbuilding & Marine Engineering Co., Ltd.’s financial conditions, in March 2017, Korea Development Bank and the Export-Import Bank of Korea further agreed to provide an additional ~~W~~2.9 trillion in loans and swap ~~W~~1.6 trillion of debt to equity, provided that other creditors and bondholders agree to certain debt-to-equity swaps and extension of maturities. In January 2016, Hanjin Heavy Industries & Construction Co., Ltd. entered into voluntary restructuring agreements with its creditors due to liquidity shortage in the wake of prolonged industry slowdown. Partly as a result of its active past efforts to reduce exposure to the shipbuilding and construction sectors, Shinhan Bank currently has limited exposure to the aforementioned troubled companies. However, if the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances it has established against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

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

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2023, Shinhan Bank’s retail loan portfolio (before allowance for credit losses and deferred loan origination costs and fees and excluding credit card loans) was ~~W~~141,542 billion, representing 40.3% of its total loans outstanding. As of December 31, 2021, 2022 and 2023, Shinhan Bank’s non-performing retail loans (excluding credit card loans) were ~~W~~261 billion, ~~W~~289 billion and ~~W~~377 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.18% and 0.20% and 0.27%, respectively.

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

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2023, Shinhan Bank had aggregate guarantees and acceptances of ~~W~~18,303 billion, for which it provided allowances for losses of ~~W~~62.2 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2021, 2022 and 2023, Shinhan Card’s interest-earning credit card assets amounted to ~~W~~34,437 billion, ~~W~~39,034 billion and ~~W~~40,457 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, Government policies and regulations aimed at protecting small-and medium-sized enterprises, such as the reduction of fees chargeable to small-and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small-and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January 2015, the Government further expanded the definition of a small-and medium-sized merchant to include those with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. In November 2015, the Government announced a further reduction in the merchant fees chargeable to small-and medium-sized enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and from 1.5% to 0.8% for merchants with annual sales of up to ~~W~~200 million. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small-and medium-sized enterprises subject to lower merchant fees. Upon the amendment, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.3%, and merchants with annual sales of up to ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.8%. In January 2019, the government further expanded the definition of a small-and medium-sized merchant to include those with annual sales of more than ~~W~~500 million and up to ~~W~~3 billion. Upon the amendment, merchants with annual sales of less than ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 0.8%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.4%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.6%. Effective January 2022, the fees chargeable to small-and medium-sized enterprises with respect to credit cards were further reduced. Upon the amendment, merchants with annual sales of less than ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.5%, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.1%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.25%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.5%. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, starting from 2012, and the rates of fees chargeable may be further adjusted due to changes in relevant regulations or Government policy. A task force comprised of representatives from the credit card industry, consumers, merchants and the Financial Services Commission is expected to convene during 2022 to discuss improvements to the current system of adjustments to merchant commission rates. Additionally, during 2018, the Seoul metropolitan and other regional governments have launched “Zero Pay”, a government sponsored QR code-based mobile payment platform charging little to no transaction fees (up to 0.5% depending on volume of sales) and aimed at reducing transaction fees small businesses pay to credit card companies. The Financial Services Commission also announced its plans to establish an open banking system that would provide fintech firms access to banks’ payment systems at lower costs. Additional amendments to regulations requiring further downward adjustments to merchant fees or Government policies aimed at reducing transaction fees paid to credit card companies may be implemented in the future, placing further downward pressure on the results of operations for credit card companies, including Shinhan Card.

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

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which became effective beginning 2023, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital. For further information regarding the implementation of IFRS 17, see “— Risks Related to Our Overall Business — The implementation of IFRS 17 beginning on January 1, 2023 renders certain of our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report, not directly comparable with our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report.” in this annual report and Note 3 and Note 52 of the notes to the audited consolidated annual financial statements included in this annual report.

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

Labor unrest may adversely affect our operations.

Any significant labor unrest in the Korean financial industry or other sectors of the Korean economy could adversely affect our operations, as well as the operations of many of the Bank’s customers and their ability to repay their loans, and could affect the financial conditions of Korean companies in general. Such developments would likely have an adverse effect on our business, financial condition, results of operations and capital adequacy. See “Item 6.D. Employees.”

On February 28, 2018, the National Assembly passed a bill to amend the Labor Standards Act, pursuant to which the maximum working hours of employees will be reduced from 68 hours per week to 52 hours per week. This new maximum working hours restriction under the amended Labor Standards Act applied to workplaces with 300 or more workers since July 1, 2018, workplaces with 50 or more workers since January 1, 2020, and workplaces with five or more workers from July 1, 2021. There can be no assurance that any further changes to Labor Standards Act will not have a material adverse effect on our results of operations and financial condition.

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

The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as amended in August 2020, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as last amended in December 2021, a financial institution has a higher duty to protect credit information, meaning information necessary to assess the creditworthiness of the counterparty to financial transactions and other commercial transactions. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and quintuple damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in June 2020 with effect from December 2020, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. Three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information) amended on February 4, 2024 and effective as of August 5, 2020, expands the scope of personal information that may be shared among financial institutions. With this, we expect cyber security and ensuring confidentiality of customers’ information to become more important than ever for financial institutions. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations as well as our internal policies.

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

For example, the Government has taken and is taking various initiatives to support small-and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover. As part of these initiatives, the Financial Supervisory Service has recently encouraged banks in Korea to increase lending to small-and medium-sized enterprises in order to ease the financial burden on such enterprises amidst sluggish economic recovery, and in February 2016, the Bank of Korea announced that it would increase support for loans to small-and medium-sized enterprises in anticipation of growing liquidity difficulties among such enterprises in light of the sustained sluggishness of the general economy and to stimulate trade exports, infrastructure investments and entrepreneurial efforts. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small-to medium-sized enterprises. Moreover, in response to the threat posed to the economy by the COVID-19 outbreak, the Government has implemented various emergency aid initiatives involving Korean banks, including Shinhan Bank, to provide liquidity assistance to small-and medium-sized enterprises. Such initiatives include extending new loans to borrowers with low credit ratings, extending maturity dates on existing loans and deferring interest payment obligations on certain loans. Our participation in such Government initiatives may lead us to extend credit to small-and medium-sized enterprises that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small-and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small-and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations.

In addition, as a way of supporting the Government’s initiative to assist promising startups, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment and to enhance technology-related credit review capabilities. According to the Korea Federation of Banks, the aggregate balance of loans to technology companies in the small- to medium-sized enterprise segment reached ~~W~~316.3 trillion, ~~W~~326 trillion and ~~W~~306 trillion, as of December 31, 2021, 2022 and 2023, respectively. Shinhan Bank’s total balance of outstanding loans to technology companies As of December 31, 2021, 2022 and 2023 was ~~W~~46.2 trillion and ~~W~~44.8 trillion and ~~W~~42.8 trillion, respectively.

Furthermore, amidst concerns about increasing household debt, the Financial Services Commission increased target proportions for fixed interest rate loans and installment principal repayment-based housing loans for 2022 to 52.5% and 60.0%, respectively, which remained the same for 2023.

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

On August 26, 2019, the Financial Services Commission announced that it will implement an additional round of the program for up to ~~W~~20 trillion. Despite tighter thresholds for eligibility, including newly adopted restrictions on annual income, and the imposition of prepayment penalties, the newly implemented program is expected to be substantively similar to the mortgage refinancing program implemented in 2015. Similar to the 2015 program, banks holding newly converted fixed rate loans will be required to sell such loans to Korea Housing Finance Corporation, which will then securitize such loans and issue mortgage-backed securities (backed by such loans) to be purchased by the banks who sold the loans in proportion to the amounts of the loans sold. The amount of loans Shinhan Bank will need to transfer to Korea Housing Finance Corporation is ~~W~~1.7 trillion, but the amount of mortgage-backed securities Shinhan Bank will need to purchase from Korea Housing Finance Corporation has yet to be determined. Similar to the 2015 program, in the event that market interest rates increase from those applicable during this program’s implementation, we may experience valuation or realization losses on the mortgage-backed securities to be held by Shinhan Bank. Further, Shinhan Bank will be required to hold mortgage-backed securities it purchases from Korea Housing Finance Corporation under the program for a period of one year, and Shinhan Bank also may not be able to sell or otherwise dispose of the mortgage backed securities in the market or otherwise in amounts or at prices commercially reasonable due to the prevailing interest rate environment and/or other market conditions. As a result of this program, we may incur additional costs from recalibrating our asset portfolio and asset-liability management policy. Any of these developments could adversely affect our results of operations and financial condition. Due in large part to such initiatives, fixed interest rate loans and installment principal repayment-based loans accounted for 44.2% and 51.0%, respectively, of the total housing loans extended by commercial banks in Korea as of June 30, 2018, according to data published by the Government in December 2018. Fixed interest rate and installment principal repayment-based housing loans accounted for 57.0% and 57.5%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2023.

We, on a voluntary basis, may factor the existence of the Government’s policies and encouragements into consideration in making loans although the ultimate decision whether to make loans remains with us and is made based on our internal credit approval procedures and risk management systems independently of Government policies. In addition, in tandem with providing additional loans to small-and medium-sized enterprises and low-income individuals, Shinhan Bank takes active steps to mitigate the potential adverse impacts from making bad loans to enterprises or individuals with high risk profiles as a result of such arrangement, such as by strengthening its loan review and post-lending monitoring processes. However, we cannot assure you that such arrangement did not or will not, or similar or other government-led initiatives in the future will not, result in a suboptimal allocation of our loan portfolio from a risk-reward perspective compared to what we would have allocated based on purely commercial decisions in the absence of such initiatives. The Government may implement similar or other initiatives in the future to spur the overall economy or encourage the growth of targeted industries or relief to certain segments of the population. Specifically, the Government may introduce lending-related initiatives or enforce existing ones in a heightened fashion during times when small-and medium-sized enterprises or low-income households on average are facing an increased level of financial distress or vulnerability due to an economic downturn, which makes lending to them in the volume and the manner suggested by the Government even riskier and less commercially desirable. Accordingly, such policy-driven lending may create enhanced difficulties for us in terms of risk management, deterioration of our asset quality and reduced earnings, compared to what would have been in the absence of such initiatives, which may have an adverse effect on our business, financial condition and results of operations.

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

UAMCO seeks to achieve financial improvement of struggling companies through a wide range of restructuring programs, including debt restructuring, capital injection, asset sales, corporate reorganization, workouts and liquidation and bankruptcy proceedings and is the largest purchaser in Korea of non-performing financial assets generally. Shinhan Bank sold non-performing assets to UAMCO in the amount of ~~W~~92.4 billion, ~~W~~91.3 billion and ~~W~~516.7 billion in 2021, 2022 and 2023, respectively. With an enlarged capital base following the recent capital contributions mentioned above, it is expected that UAMCO will play a more active role in the restructuring of the Korean corporate sector. The Government is also considering an amendment of the Financial Investment Services and Capital Markets Act of Korea to facilitate the business activities of UAMCO.

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

In August 2023, the Government enacted a special law aimed at protecting victims of lease fraud and ensuring housing stability. In connection with this, the Financial Services Commission has decided to provide special treatment for victims of lease fraud, notwithstanding existing regulations on loan-to-value ratio, debt-to-income ratio, and debt service ratios. Victims of lease fraud are eligible to receive an loan-to-value ratio of up to 80%, and in the case of mortgage loans obtained through auction winnings, the loan may be granted regardless of the regulatory status of the area, provided that the loan amount does not exceed four hundred million Won. Furthermore, such victims may be exempt from the application of debt-to-income ratio and debt service ratios regulations.

Meanwhile, the Financial Services Commission introduced the “Stress DSR” system for floating rate, blended rate, and cyclical loans in the financial sector in order to prevent excessive household debt. The “Stress DSR” system imposes a certain level of interest rate spread (a stress rate) when calculating the DSR, taking into consideration the possibility that a borrower of a floating interest rate loan may be burdened with repayment of principal and interest due to an increase in the interest rate during the loan period. The Financial Services Commission began applying the system on February 26, 2024 initially to mortgage loans in the banking sector, and plans on gradually expanding the application to all types of loans in all industries.

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

Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. In particular, the loan-to-deposit ratio of 100% was temporarily increased to 105% and weighing of corporate loans to SOHOs extended since January 1, 2020 to December 31, 2021 also became subject to a multiple of 85% provided such loans are not real estate related. On March 30, 2022, the Financial Services Commission announced plans to cease the temporary easement of regulations relating to the loan-to-deposit ratio as of June 30, 2022 and to gradually normalize the loan-to-deposit ratio back down to 100% beginning July 1, 2022. On October 27, 2022, the Financial Services Commission further announced measures to temporarily ease the loan-to-deposit ratio requirement from 100% to 105%, and on March 27, 2023, and on June 20, 2023, the Financial Services Commission announced to extend the deadline to end of June 2023 and end of 2023, respectively, in consideration of the increasing demand for corporate loans due to the contraction of the corporate bond market. This temporary increase ended as of the end of June 2023, and a loan-to-deposit ratio of 100% has been applied since July 2023.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon dealings with or related to certain countries, governments, entities and individuals that are the subject of OFAC Sanctions, including Iran, and maintains a list of specially designated nationals (the “SDN List”), whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. OFAC Sanctions may apply to non-U.S. persons when there is a U.S. nexus. Non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as causing U.S. persons to violate sanctions by routing transactions through the United States or the U.S. financial system. Even in the absence of a U.S. nexus, non-U.S. persons may be imposed of sanctions by OFAC if it engages in certain dealings with or related to Iran, North Korea, Russia or other sanctioned persons or individuals (“Secondary Sanctions”). The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations. The United Nations Security Council and other governmental authorities also impose similar sanctions.

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

Shinhan Bank engages in certain limited lending activities in or related to Russia. In response to the Russia-Ukraine conflict, the U.S., E.U., U.K., Korean and other governments have imposed economic sanctions on Russia, Belarus, and certain regions of Ukraine. Such sanctions target, among other persons, a wide range of Russian financial institutions as sanctioned parties as well as the Russian Central Bank and certain other state entities. They also target specific sectors of the Russian economy, including the technology, defense and related materiel, construction, aerospace and manufacturing sectors. In December 2023, OFAC was authorized to impose Secondary Sanctions on foreign financial institutions when they conduct or facilitate significant Russia-related transactions or provide certain Russia-related services, in particular involving sanctioned persons in targeted sectors or critical items relating to Russia’s military-industrial base. Russia-related activities may subject us to sanctions and potential legal or reputational risk.

Evolving regulatory framework for artificial intelligence and machine learning technology, may have an adverse impact on our business, financial condition and results of operations.

The regulatory framework for artificial intelligence and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing regulations, notably those relating to data and copyright protection, may be interpreted in new ways that would affect our operations and the way in which we use artificial intelligence and machine learning technology, including with respect to our digital platforms provided to our customers. Further, the cost of complying with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi, increased exchange rate volatility as a result of government interventions, interest rates, inflation rates or stock markets;

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

In April, May and September 2018, President Moon Jae-in met Kim Jong-un in a series of summit meetings to discuss, among other matters, denuclearization of the Korean peninsula. In June 2018, U.S. President Donald Trump and Kim Jong-un in turn had an official summit in Singapore, the first ever meeting between leaders of the United States and North Korea. Subsequent to the Singapore summit, they signed a joint statement, which stated, among others, new peaceful relations and the denuclearization of the Korean peninsula. A second official summit between U.S. President Donald Trump and Kim Jong-un was held in Vietnam in February 2019 but ended abruptly and without an agreement. In June 2019, U.S. President Donald Trump and Kim Jong-un had another summit at the Korean Demilitarized Zone, following which both sides announced a resumption of denuclearization talks. However, in December 2019, North Korea announced its intention to resume missile testing, heightening tensions. On June 16, 2020, North Korea destroyed the joint liaison office in Kaesong, citing anti-regime propaganda allegedly disseminated using balloons across the border by Korean activists, and cut all other communication channels with Korea. In September 2023, North Korea amended constitution declaring itself to be a nuclear weapons state.

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

Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2023, and we do not expect to be a PFIC in 2024 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2024 or any future taxable year.

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

As of December 31, 2023, we have 16 direct and 35 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 20 million active customers, which we believe is the largest customer base in Korea, through approximately 23,584 employees at approximately 1,378 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 251 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513 and our telephone number is +822 6360 3000.

Our Strategy

‘Excellent Shinhan’ for 2020 and beyond

The Group has implemented the ‘2020 SMART Project’ since 2017, and we have seen this strategy result in a balanced growth across the Group, such as expanding and strengthening the Group’s offerings, establishing new subsidiaries, acquisitions of domestic and foreign financial companies, upgrading digital platforms and promoting sustainable management.

The Group has also established future vision of “2023 Shinhan 1! 3! 5!” to solidify its position as a one of the top financial groups in Korea by achieving 30% of global profit ratio and a 50% of non-bank profit ratio by 2030 while also fulfilling its social roles and responsibilities. In order to achieve this, we have set up a mid-term strategy “Value-up 2025! RE:Boot Shinhan!” as an interim milestone, reflecting the Group’s culture and goal to enhance the value of all stakeholders – shareholders, customers, employees, and society. We seek to achieve this through sound financial performance and implementing innovative strategies. Under our growth strategy based on ‘excellence’ and ‘sustainability’, we have established seven key strategic directions below for 2024.

1.	Implementing preemptive internal control and thorough risk management

In 2024, we expect bigger challenges ahead in terms of compliance management, slowdown in global economy and volatility in financial markets. As such, we have set preemptive internal control and thorough risk management as top strategic priority. In addition to establishing new governance, such as a system for implementing internal control and management obligations, the Group plans to strengthen the preemptive prevention system for financial incidents, enhance anti-money laundering capabilities, and pursue thorough risk management to support sustainable growth and respond to potential risks.

2.	‘Beyond Legacy’: Securing a differentiated customer base

Due to changing demographics in Korea, active seniors population and young market entrants have been emerging as new core customers. Accordingly, the Group plans to strengthen its mid- to long-term growth base by focusing on such future core customers. First of all, in terms of enhancing the Group’s main financial business value, it plans to promote product and service strategies designed in accordance with an analysis of the customers’ life cycle and the ability to provide integrated group-wide solutions. In addition, we plan to proactively respond to aging demographics by expanding strategic alliances with external platforms and businesses in the elderly service industry.

3.	Enhancing our position in the capital markets through efficient growth and sustainable globalization

The Group’s capital market sector plans to overcome the downturn in the retail sector through strengthening its competitiveness in equity capital markets and debt capital markets. It will also strengthen the development of corporate business in the global capital market to create mid-to long-term revenue sources and continue to push for shared growth with the companies that the Group invests in by revitalizing the Group’s venture ecosystem. The global sector aims to strengthen its growth momentum of the global sector by overcoming the instability of global environment and solidifying internal stability through enhanced internal control and preemptive risk management of local corporations. It also aims to enhance competitiveness through the discovery of capital-light businesses and the continued exploration of opportunities for mergers and acquisitions.

4.	Scaling up performance through ‘Digital to Value’ strategy

The Group will continue to enhance its digital capabilities to effectively respond to digitalization and secure a competitive edge in future finance, ensuring that its outcomes directly contribute to enhancing corporate value. To achieve this, it plans to convert customers on the digital platform into actual trading customers and enable digital to contribute to tangible financial performance by enhancing cost efficiency through business process innovation. Additionally, the Group aims to establish and advance ‘Invisible Finance’ through partnerships with external affiliates to create a digital ecosystem where the Group is always present in customers’ lives, anytime and anywhere.

5.	Driving a fundamental shift in Shinhan culture centered on ‘rightness’

The Group plans to consistently promote the internalization of a ‘rightness’-oriented management, which is promoting integrity in our leaders, employees, and organization to foster a culture of ‘right Shinhan’. To achieve this, the Group will maintain a code of conduct for our decision-making process, promote group-wide understanding for ‘rightfulness’ and shape an organizational culture that embodies those values.

6.	Fulfilling social roles and responsibilities through ESG initiatives

The Group aims to transform into a leading financial group in Asia from ESG perspective in the mid- to long-term. To achieve this, the Group plans to expand social contribution projects, both quantitatively and qualitatively, that reflect social demands, and to persistently pursue genuine eco-friendly management. Additionally, the Group plans to cultivate a culture that respects diversity by supporting the social integration of multicultural families, fostering social enterprises for people with disabilities, and taking a leadership position in promoting the value of diversity.

7.	Achieving growth and profits meeting market expectations

The Group will continue to enhance competitiveness, efficiency and profitability in each of its core business segment. Furthermore, the Group intends to continue its exploration of new business opportunities to secure future growth drivers, taking into account changes in global market trends and environments. Strengthening strategic resource allocation within the Group and enhancing collaboration among Group members for improved synergy are also core parts of the plan.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions, establishing subsidiaries or formation of joint ventures. Our key acquisitions, capital contributions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Securities Co., Ltd.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

October 2017	Shinhan REITs Management	Real estate asset management	Newly established

February 2019, January 2020	Orange Life Insurance(5)	Life insurance services	Acquisition from majority shareholders and subsequent comprehensive stock exchange

May 2019	Asia Trust Co. Ltd.(6)	Real estate trust business	Acquisition from majority shareholders

August 2019	Shinhan AI. Co., Ltd.	Investment advisory	Incorporated and joined as a wholly-owned subsidiary

September 2020, December 2020	Shinhan Venture Investment)(7)	Venture capital	Acquisition from majority shareholders and subsequent comprehensive stock exchange

Date of Acquisition	Entity	Principal Activities	Method of Establishment

January 2021	Shinhan Asset Management(8)	Asset management services	Acquisition of remaining interests from BNP Paribas Asset Management Holding

June 2022	Shinhan EZ General Insurance(9)	General insurance services	Acquisition of BNP Paribas Cardif General Insurance

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

•	credit card services;

•	securities services;

•	insurance services;

•	credit services;

•

asset management services, including securities investment trust management, investment advisory, call transaction, domestic and foreign private equity fund business as an executive officer, alternative investments through formation of private equity funds on a private placement basis and other management services; and

•

other services - savings banking services, collective investment administrative services, financial system development services, real estate trust services, real estate investment services, investment advisory services, and venture capital services.

Until the end of 2022, Shinhan Financial Group disclosed related information on life insurance services as a reporting segment. However, with the change in the internal reporting method for chief executive officers in accordance with insurance industry standards, starting from 2023, life insurance services and non-life insurance services have been integrated and redefined as insurance services segment for disclosure. Accordingly, the information for the reporting segments of 2022 has been rewritten.

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•

Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. If interest-bearing, demand deposits have interest accruing at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 19.8%, 18.5% and 17.0% of our total deposits as of December 31, 2021, 2022 and 2023, respectively. Demand deposits paid average interest of 0.32%, 0.47% and 0.99% in 2021, 2022 and 2023, respectively.

•

Time and savings deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 43.8%, 51.4% and 53.8% of our total deposits as of December 31, 2021, 2022 and 2023, respectively, and paid average interest of 1.05%, 2.04% and 3.82% in 2021, 2022 and 2023, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted 31.9%, 26.2% and 26.0% of our total deposits as of December 31, 2021, 2022 and 2023, respectively, and paid average interest of 0.23%, 0.40% and 0.86% in 2021, 2022 and 2023, respectively.

•

Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 4.5%, 3.9% and 3.2% of our total deposits as of December 31, 2021, 2022 and 2023, respectively and paid average interest of 0.91%, 1.97% and 3.82% in 2021, 2022 and 2023, respectively.

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

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.35% per annum) and amounted to ~~W~~7,610 billion and ~~W~~7,308 billion and ~~W~~6,421 billion as of December 31, 2021, 2022 and 2023, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional commercial bank. Our retail loans, before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~155,104 billion as of December 31, 2023.

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

As of December 31, 2023, our mortgage and home equity loans and other retail loans accounted for 56.3% and 43.7% of our total retail loans, respectively.

For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 40% to 85% of the appraisal value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since January 11, 2019, maximum loan-to-value ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value ratios for secured loans. As of December 31, 2023, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 46.2%. As of December 31, 2023, substantially all of its mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, our banking subsidiaries were subject to, when extending mortgage and home equity loans, the maximum loan-to-value ratio of 70% (subject to certain exceptions, including the regulated areas described below) and the maximum debt-to-income ratio of 60% (only in respect of housing units located in the greater Seoul metropolitan area, subject to certain exceptions).

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

Meanwhile, the Financial Services Commission introduced the “Stress DSR” system for floating rate, blended rate, and cyclical loans in the financial sector in order to prevent excessive household debt. The “Stress DSR” system imposes a certain level of interest rate spread (a stress rate) when calculating the DSR, taking into consideration the possibility that a borrower of a floating interest rate loan may be burdened with repayment of principal and interest due to an increase in the interest rate during the loan period. The Financial Services Commission began applying the system on February 26, 2024 initially to mortgage loans in the banking sector, and plans on gradually expanding the application to all types of loans in all industries.

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

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2021		2022		2023

	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home equity loans	~~W~~	79,860	~~W~~	81,724	~~W~~	87,305
Other retail loans		79,146		73,641		67,799
Percentage of retail loans to total gross loans		40.4%		37.6%		37.2%

Note:

(1)	Before allowance for credit losses on loans and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~87,305 billion as of December 31, 2023, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~55,606 billion and non-amortizing loans in the amount of ~~W~~31,699 billion. In addition, as of December 31, 2023, we also provided lines of credit in the aggregate outstanding amount of ~~W~~325 billion for non-amortizing loans.

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

As of December 31, 2023, Shinhan Bank’s three-month, six-month and twelve-month base rates were 3.83%, 3.87% and 3.74%, respectively. As of December 31, 2023, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years was 3.81%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 4.21% to 14.00%, depending on the credit scores of its customers. As of December 31, 2023, 91.3% of Shinhan Bank’s total retail loans were floating rate loans and 8.7% were fixed rate loans. As of the same date, 91.3% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 8.7% were fixed rate loans.

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

Private Banking

Historically, we have focused on customers with high net-worth. Our retail banking services include providing private banking services to high net-worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Securities, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Securities located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the grand prize at the Premium Brand Index by Korean Standards Association, Chosun Ilbo and Ministry of Trade, Industry and Energy (awarded 16 consecutive years), the Korea Prestige Brand Award by the Korea Economic Daily (awarded 8 consecutive years), the Star Brand Award by Maekyung Media Group (awarded 7 consecutive years) and National Brand Award by Chosun Ilbo (awarded 6 consecutive years) in 2023.

As of December 31, 2023, Shinhan Bank operated 25 private wealth management service centers nationwide, including 17 in Seoul, 3 in Gyeonggi province and 5 in cities located in other regions in Korea. As of December 31, 2023, Shinhan Bank had approximately 19,462 private banking customers, who typically are required to have ~~W~~1,000 million or more in deposits with Shinhan Bank to qualify for its private banking services.

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

	As of December 31,
	2021			2022			2023

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	121,961	31.0%	~~W~~	131,304	31.8%	~~W~~	134,271	32.2%
Large corporate loans		40,368	10.3		49,503	12.0		54,765	13.1
Others(2)		46,139	11.7		48,804	11.8		45,115	10.8

Total corporate loans	~~W~~	208,468	53.0%	~~W~~	229,611	55.6%	~~W~~	234,151	56.1%

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

Small- and Medium-sized Enterprises Banking

Under the Basic Act on Small-and Medium-sized Enterprises (the “SME Basic Act”) as amended and effective from November 15, 2022, and the related Presidential Decree, in order to qualify as a small-and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. An enterprise shall not qualify as a small-or medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into a business group subject to disclosure under the Monopoly Regulation and Fair Trade Act. Non-profit enterprises that satisfy certain requirements prescribed in the SME Basic Act and its Presidential Decree may qualify as a small-and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small-and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2023, we had loans to 478,471 small-and medium-sized enterprises for an aggregate amount of ~~W~~134,271 billion (before allowance for credit losses on loans and deferred loan origination costs and fees).

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

•

operates a relationship management system to provide customer services that are tailored to small- and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 193 banking branches, of which 63 are corporate banking branches and 130 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•

continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~54,765 billion (before allowance for credit losses on loans and deferred loan origination costs and fees) as of December 31, 2023. Large corporate customers tend to have better credit profiles than small-and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

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

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2023, Shinhan Bank’s working capital loans and facilities loans amounted to ~~W~~75,000 billion and ~~W~~90,738 billion, respectively, representing 44.3% and 53.6% of Shinhan Bank’s total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five or ten years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2023, Shinhan Bank’s secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 70.7% and 12.8%, respectively, of Shinhan Bank’s Won-denominated loans to small-and medium-sized enterprises. As of December 31, 2023, 49.0% of the corporate loans of Shinhan Bank were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2023, 75.4% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2023, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 3.83% for three months, 3.87% for six months, 3.74% for one year, 3.65% for two years, 3.67% for three years and 3.75% for five years. As of the same date, Shinhan Bank’s reference rate was 4.00%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.39% of all loans (excluding certain loans such as facility loans) made by them.

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~241,415 billion, ~~W~~239,620 billion and ~~W~~251,507 billion in 2021, 2022 and 2023, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2021, 2022 and 2023, Shinhan Bank had total trust assets of ~~W~~92,077 billion, ~~W~~95,855 billion and ~~W~~125,906 billion, respectively, comprised principally of securities investments of ~~W~~22,438 billion, ~~W~~22,316 billion and ~~W~~21,913 billion, respectively; real property investments of ~~W~~10,926 billion, ~~W~~9,767 billion and ~~W~~9,022 billion, respectively; and loans with an aggregate principal amount of ~~W~~396 billion, ~~W~~461 billion and ~~W~~409 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2021, 2022 and 2023, debt securities accounted for 23.8%, 22.8% and 17.0%, respectively, and equity securities constituted 0.6%, 0.5% and 0.4%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2021, 2022 and 2023, 76.0%, 83.4% and 83.6%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~53,763 billion, ~~W~~61,110 billion and ~~W~~69,292 billion as of December 31, 2021, 2022 and 2023, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2021, 2022 and 2023, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~49,831 billion, ~~W~~57,590 billion and ~~W~~66,083 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,931 billion, ~~W~~3,519 billion and ~~W~~3,208 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2021, 2022 and 2023, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

Credit Card Services

Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•

credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment. The minimum monthly payment for holders of credit cards issued before December 30, 2014 is the greater of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) W30,000. The minimum monthly payment for holders of credit cards issued on or after December 30, 2014 is the greater of (x) 10% to 30% of the amount outstanding (depending on the cardholder’s credit) or (y) W50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 5.4% to 19.9%.

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

•

installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which repayments must be made in equal amounts over a fixed term generally ranging from two to 36 months, and for certain limited types of cards, up to 36 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 19.9%.

•

card loans, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 48 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of either three months or six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 36 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 4.3% to 19.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 11.9% to 19.5% over a fixed term whose maximum is 72 months.

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

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 7.3% to 20.0% per annum. Since the first half of 2021, instead of levying a late charge in lieu of interest rates prior to default, Shinhan Card maintained the interest rates prior to default but added a late charge rate of 3% in addition to the interest rates prior to default.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.41% in 2023. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million), respectively, of the purchased amount.

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

Recently, the Financial Services Commission has allowed certain financial institutions, including Shinhan Card, to test innovative financial services. Shinhan Card obtained approval from the Financial Services Commission to test nine business: (i) peer-to-peer credit card remittance services whereby individuals can send money to others directly using credit cards, (ii) a credit scoring system that evaluates individual business owners’ credit standing based on their revenue records and history of credit card use, (iii) small-scale investment using credit cards, (iv) face recognition payments, (v) house rent payments using credit cards, (vi) rental brokerage platforms, (vii) overseas remittance using credit cards, (viii) quick payment to small merchants using credit card reward points and (ix) family cards for underage children. As of December 31, 2023, six businesses have been successfully commercialized, and we expect to launch the remaining three services in the foreseeable future.

Recently, competition in the payment service market has intensified due to the entry of internet banks and non-financial institutions, as well as the easing of government regulations governing financial platform services. A number of technology companies and financial institutions have focused their attempts toward attracting customers to join their digital platforms, which offer all-encompassing financial services via a single channel. Shinhan Card offers various services to customers through its financial and non-financial platforms, such as Shinhan SOL Pay, Shinhan My Car, and Shinhan Card All That, as well as through Shinhan Super SOL, the Group’s integrated financial platform which launched in December 2023.

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

Customers and Merchants

In addition to internal growth through cross-selling, we seek to enhance our market position by selectively targeting new customers with high net-worth and solid credit quality through the use of a sophisticated and market-oriented risk management system. Shinhan Card screens its credit card applicants and sets individualized credit limits for such applicants according to internal guidelines based on a comprehensive credit scoring system. We also seek to provide a wide variety of differentiated products and services tailored to our customers’ individualized needs through precision analysis and customer segmentation based on the “big data” we have compiled on our approximately 22 million customers. We have also formed a team dedicated to the “fintech” business by actively pursuing technology developments and strategic alliances with key partners as well as additional teams focused on innovation and creating new sources of value for our clients through the development of big data and digital platforms and provision of big data-based consulting services. In 2019, utilizing an innovative platform based on big data analysis, Shinhan Card launched a “Super Personalization Service”, aimed at providing our individual customers with tailored and personalized services that meet their individual needs. As Shinhan Card has obtained a license from the Financial Services Commission as a MyData service provider, Shinhan Card has been able to utilize additional external data to enhance its ability to further refine and tailor personalized services for its customers. In 2022, Shinhan Card further leveraged its existing big data capabilities by diversifying and accelerating revenue-generating businesses such as MyData-based loan brokerage, big data sales, credit bureau for small businesses, and commercial real estate analysis. In 2024, Shinhan Card plans to focus on increasing profitability in all areas of the data business and securing future growth opportunities based on its big data capabilities. Shinhan Card seeks to improve revenue generation in the data sales business by seeking affiliation with other businesses and discovering new markets. Additionally, Shinhan Card plans to continue its efforts to discover new growth opportunities by expanding the MyData-based loan brokerage, commercializing advertising technology businesses, and developing alternative credit bureau businesses. Furthermore, Shinhan Card aims to continue to accelerate business innovations based on AI solutions while promoting internal and external data exchange and integration, such as Shinhan One Data and Grandata, to strengthen the group-wide integrated digital ecosystem.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2021	2022	2023

	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	13,283	13,316	13,312
Personal accounts	13,091	13,140	13,047
Corporate accounts	192	176	164
Active ratio(2)	96.62%	96.61%	97.46%
Number of merchants	2,894	3,032	3,121

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 3.65% of Shinhan Card’s total operating revenue in 2023. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 13,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 9.19%, 10.83% and 12.77% of Shinhan Card’s total operating revenue in 2021, 2022 and 2023, respectively.

Securities Services

Overview

Through Shinhan Securities, we provide a wide range of financial investment services to our diversified customer base including corporations, institutional investors, governments and individuals. Financial investment services offered by Shinhan Securities range from securities services, investment advice and financial planning services, and investment banking services such as underwriting and mergers and acquisitions advisory services. Subject to market conditions, Shinhan Securities also engages in equity- and stock index-linked derivatives sales and brokerage, proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading.

As of December 31, 2023, according to internal data, Shinhan Securities’ annual market share of Korean equity brokerage market was 8.33% (consisting of 2.67% in the retail segment, 0.53% in the institutional segment and 5.14% in the international segment) in terms of total brokerage volume, ranking seventh among securities firms in Korea. As of the same date, according to internal data, Shinhan Securities’ annual market share of Korean options and futures brokerage market were 15.73% and 18.94%, respectively, in terms of total brokerage volume with respect to these products.

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

•

brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Securities’ institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 50 research analysts that specialize in equity, bonds and derivatives research.

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

Life Insurance Services

Overview

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of ~~W~~70,536 billion, ~~W~~56,501 billion and ~~W~~58,641 billion as of December 31, 2021, 2022 and 2023, respectively, and net profits of ~~W~~392 billion, ~~W~~449 billion and ~~W~~472 billion for the years ended December 31, 2021, 2022 and 2023, respectively. Total assets and net profits of Shinhan Life Insurance in 2021 included Orange Life Insurance’s total assets and net profits after Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021.

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

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities services, we also provide asset management services through Shinhan BNP Paribas Asset Management, formerly a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding held 65:35 interests, respectively. On January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management has become our wholly-owned subsidiary as of such date. Shinhan Asset Management ranked fourth among asset managers in Korea in terms of assets under management. As of December 31, 2023, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a former joint venture with BNP Paribas Asset Management Holding, we believe Shinhan Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2023, Shinhan Asset Management had assets under management amounting to ~~W~~108,128 billion. To a limited extent, Shinhan Securities also provides asset management services for discretionary accounts, see “— Securities Services.”

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

Collective Investment Administration Services

We provide integrated collective investment administration services through Shinhan Fund Partners Co., Ltd. Shinhan Fund Partners Co., Ltd. provides general management service, asset management systems, accounting systems and trading systems to asset management companies and institutional investors. The target customers for these collective investment administration services are asset managers, investment advisors and institutional investors, and Shinhan Fund Partners Co., Ltd. seeks to provide a comprehensive service package including the computation of the reference value for funds, evaluation of fund performance, provision of trading systems and fund-related legal administrative services.

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2023.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Securities	Shinhan Life Insurance	Total
Distribution Channels in Korea(1)
Seoul metropolitan	301	1	7	38	110	457
Gyeonggi province	154	—	1	11	24	190
Six major cities:	137	1	6	16	42	202
Incheon	52	—	1	3	4	60
Busan	29	1	1	3	15	49
Gwangju	12	—	1	2	6	21
Daegu	19	—	1	4	8	32
Ulsan	11	—	1	1	3	16
Daejeon	14	—	1	3	6	24

Sub-total	592	2	14	65	176	849

Others	129	30	13	11	22	205

Total	721	32	27	76	198	1,054

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2023, Shinhan Bank’s branch network in Korea comprised of 721 service centers, consisting of 513 retail banking service centers (including 25 private wealth management service centers and 112 retail offices), 15 large corporate banking service centers, 63 corporate banking services centers and 130 hybrid banking branches. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers. Recently, Shinhan Bank has been actively adopting digital technology to improve operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established ‘Paperless Banking’ by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face platforms.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced digital kiosks, a new generation of automated self-service machines featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. As of December 31, 2023, Shinhan Bank had 4,564 ATMs, 3 cash dispensers and 309 digital kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2023, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Digital Banking

Shinhan Bank’s digital banking services are more comprehensive than those available at the counter, including services such as 24-hour account balance posting, real-time account transfer, overseas remittance, and loan requests. As of December 31, 2023, Shinhan Bank had 23,698,015 subscribers to its Internet banking services and 16,483,060 users of its smart banking apps, representing an increase of 3.1% and 3.06%, respectively, compared to December 31, 2022. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially to save costs rather than to increase revenues, but it is exploring ways to increase revenues through online and mobile banking. These services offer customers more straightforward and convenient access to banking services without limitations of time and space and offer tailored and customized service to each customer. In February 2018, Shinhan Bank launched “SOL,” a mobile banking application integrating Shinhan Bank’s six previously existing mobile applications. Shinhan Bank began offering an open banking service in October 2019, allowing customers to access accounts, products, and services across multiple banks using only SOL. In November 2019, Shinhan Bank also launched “SOL Global,” a mobile banking application for foreigners, allowing foreign customers to use open banking and other financial services. In 2020, Shinhan Bank expanded the network of financial institutions accessible through SOL’s open banking service. It implemented upgrades that allowed users to customize the user interface to reflect personal asset management preferences. In addition, Shinhan Bank launched the “MoneyVerse” service in December 2021, which utilizes the financial MyData service and enables customers to transfer assets held in other institutions, such as banks, securities, insurance, pension, real estate, and automobiles, to Shinhan SOL. The service made it possible to conduct an integrated inquiry and management of assets. Shinhan Bank is promoting various efforts to transform SOL into a digital platform that goes beyond a financial service platform and becomes closely connected to customers’ lives. In 2020 and 2021, Shinhan Bank launched the COVID-19 Government relief application service through SOL, allowing users to apply for Government emergency funds through the mobile application. In addition, in February 2020, Shinhan Bank launched a medical insurance claim service on SOL, allowing users to easily submit medical insurance claims by sending photos of supporting documents through the SOL mobile application. In line with the recent trends of “live commerce,” in October 2020, Shinhan Bank launched “SOL Live,” a live broadcast marketing stream channel for financial products. Shinhan Bank also promoted digital innovation at its existing offline branches in 2021. For example, customers are greeted by an AI concierge and they can choose to use smart kiosk that enables self-service banking and digital service including remote video consulting. By taking part in the Consumer Electronics Show 2021, Shinhan Bank was able to introduce its innovative branch services and digital service devices such as digital desks that offer AI-powered customer service assistance and live video chat with service representatives to the world. Additionally, in 2022, Shinhan Bank launched “New SOL”, an upgraded version of SOL that offers enhanced user experience and improved usability. New SOL has been transformed into a banking platform that is specifically designed based on customer feedback gathered during the application’s planning phase. Due to improvements in software framework, the speed of the mobile application has improved substantially, along with the user experience. Chatbots have also been upgraded, and they now have improved multi-tasking capabilities in addressing user requests and inquiries. Shinhan Bank intends to continue introducing a range of innovative technologies that will enhance customer experience and open up new business opportunities, such as face recognition technology for user identity verification and voice banking services powered by artificial intelligence. Shinhan Bank will also continue to focus on security measures for privacy protection and financial crime detection. Also in 2022, Shinhan Bank launched a customer communication channel where customers are invited to submit their ideas on financial and banking services in general and also to post their feedback on our products and services. Shinhan Bank’s mobile banking application was rebranded to SOL Bank as a result of the launch of Super SOL in December 2023, an integrated Group-wide mobile application.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2023.

Business Unit	Location	Year Established or Acquired
Subsidiaries(1)

Shinhan Bank Europe GmbH(2)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Bank (Cambodia) PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(3)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(4)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(5)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(6)	Jakarta, Indonesia	2016

Business Unit	Location	Year Established or Acquired
Branches
New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Poonamallee	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices(7)
Mexico	Mexico City, Mexico	2008
Uzbekistan	Tashkent, Uzbekistan	2009
Poland(2)	Wroclaw, Poland	2014
Hungary(8)	Budapest, Hungary	2021

Notes:

(1)	Shinhan Bank’s subsidiary in Hong Kong SAR, China, Shinhan Asia Ltd., was liquidated as of July 14, 2020.
(2)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(3)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(4)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(5)	Banco Shinhan de Mexico commenced operations in March 2018.
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

Currently, our overseas subsidiaries and branches are primarily engaged in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. On a limited basis, these overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. In the future, as part of our globalization efforts, we plan to expand our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable greater flexibility in its service offerings in these markets. We plan to maintain our focus on organic growth, while we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama

Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. Shinhan Bank completed the merger of the two banks in December 2016. Shinhan Bank also opened additional branches in Australia, Myanmar and India in the second half of 2016. In April 2017, Shinhan Bank Vietnam Co., Ltd. acquired ANZ Bank (Vietnam) Limited’s retail division. In 2017, Shinhan Bank became the first Korean Bank to obtain a license to set up a local subsidiary in Mexico and started local business in Mexico in March 2018. In October 2021, Shinhan Bank opened an office in Hungary, expanding Shinhan Bank’s operations in Eastern Europe. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses four distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, (iii) business partnerships and affiliations with vendors and (iv) digital platforms such as Shinhan pLay.

As of December 31, 2023, the branch network for our credit card operations consisted of 721 branches of Shinhan Bank and 27 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2023, the number of new cardholders acquired through our banking distribution network accounted for approximately 19.6% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2023, and the number of new cardholders acquired through sales agents accounted for approximately 28.5% of the total number of Shinhan Card’s new cardholders in 2023. As of December 31, 2023, Shinhan Card had 1,021 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

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

In November 2014, as an initial step to exploring potential opportunities overseas, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance. Kazakhstan had relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance obtained its business license in the first half of 2015 and commenced operations in July 2015, including installment financing and credit loans. In 2018, LLP MFO Shinhan Finance expanded its sales channels and introduced new credit loan products, while in 2019, the company further expanded its sales coverage while enhancing its risk management capabilities. In 2021, LLP MFO Shinhan Finance established a foundation for its automobile finance business through a captive partnership with a local dealership in Kazakhstan. In 2023, LLP MFO Shinhan Finance entered into a partnership with a major local automobile dealer.

In December 2015, Shinhan Card acquired a majority stake in PT Swadharma Indotama Finance, a multi finance company in Indonesia, and changed its legal name to PT Shinhan Indo Finance. PT Shinhan Indo Finance engages in corporate and retail operations, including installment financing and financial leases, and began offering credit card services in January 2017 after obtaining its credit card business license in December 2016. In 2018, PT Shinhan Indo Finance began to expand its retail business across Indonesia. In 2019, PT Shinhan Indo Finance launched its joint finance product with Shinhan Bank, maintaining a conservative approach to its retail business while steadily increasing its corporate leasing assets, particularly corporate fleet vehicle finance products. Since 2020, PT Shinhan Indo Finance has been focusing on stable growth by expanding its fleet business and improving its financial performance.

In March 2016, to accelerate our global business expansion, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it expanded its business operations from Yangon to nearby Bago. In 2018, Shinhan Microfinance increased its assets and profit volume by diversifying the range of microfinance products it offers. In 2019, Shinhan Microfinance actively expanded its sales network and sought long term growth opportunities. In 2020, Shinhan Microfinance has grown significantly despite the spread of COVID-19 by expanding its branch network and launching new products. Since 2023, Shinhan Microfinance has been focusing on risk management to achieve stable growth amidst continued challenges such as prolonged effects of COVID-19 pandemic and instability in the global economy.

In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited in order to gain a stronger presence in Vietnam and increase synergy with Shinhan Bank and Shinhan Securities’ Vietnam operations. In July 2019, Shinhan Card changed its legal name into Shinhan Vietnam Finance Company Ltd. (“Shinhan Vietnam Finance Company”). Utilizing its relatively lower funding cost resulting from cooperation with other affiliates in Vietnam such as Shinhan Bank and Shinhan Securities, Shinhan Vietnam Finance was able to expand its asset base, reaching total assets of US$631.5 million as of December 31, 2023. As part of its diversification efforts, new products such as automobile loans, niche loans, and easy loans were launched in 2021, resulting in increased sales. The State Bank of Vietnam recently introduced Circular 18, which amends the regulation on consumer lending activities in Circular 43 and is aimed at improving soundness of Vietnam’s consumer finance industry and facilitating a transition towards a cashless society by regulating the proportion of direct disbursements (for example, cash loans) to the total outstanding loans. According to the amendment, the rate of total consumer loans with direct disbursements to total consumer credit balance should gradually be decreased to 30% by 2024. In 2020, in concurrence with the State Bank of Vietnam’s policies promoting consumer finance and movement towards a cashless society, Shinhan Vietnam Finance Company further diversified its offerings to include installment financing for automobiles and durable goods. Shinhan Vietnam Finance Company also launched iShinhan 3.0, a non-face-to-face loan platform. Shinhan Vietnam Finance Company plans to grow into a leading consumer finance company in Vietnam by accelerating digital transformation to increase business efficiency and create customer value. In response to the new regulatory changes, Shinhan Vietnam Finance plans to further diversify its business offerings and continue to leverage Shinhan Card’s digitalization capabilities to increase efficiency and provide customers with innovative services.

Securities Brokerage Distribution Channels

Our securities services are conducted principally through Shinhan Securities. As of December 31, 2023, Shinhan Securities had 77 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

Approximately 68% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Securities and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. In addition to distributing bancassurance products through our bank branches, also distribute a wide range of life insurance products through their own branch network, agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2023, Shinhan Life Insurance had 198 branches and 9 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

In 2013, we completed the construction of Shinhan Data Center, which is responsible for comprehensive management of information technology systems for our subsidiaries on a group-wide basis. Shinhan Data Center ensures a stable use of a central information processing facilities for at least 15 years and is designed to maximize operational and cost efficiency as well as enhance information security by combining the various data centers previously used by our subsidiaries. All of our subsidiaries relocated their information management capabilities to Shinhan Data Center in 2014. Since 2023, Shinhan Data Center has been increasing its utilization of artificial intelligence technology to monitor cyber threats, in an effort to automate blocking and responding to cyber attacks.

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

In order to enhance security and trustworthiness of our financial services, we are continuously working to improve our information security systems and our customers’ financial safety. Due to such improvements, we believe our fraud detection system has been preventing a substantial volume of voice phishing and fraud attempts. For example, we launched a group-wide customer information consent management system in June 2022 and expanded its scope to include six subsidiaries, enabling our customers to easily monitor how their information is used and make a better informed decision in giving consent. See also, “Item 16K. Cybersecurity.”

At the subsidiary level, we also continue to increase investment in information and communication technologies (“ICT”) to improve the quality of customer service in line with changing market trends. As of December 31, 2023, over the last five years the number of our employees in ICT sector has increased by 48% and the ICT budget has grown by 115%. As a result of this continued investment, our digital platforms were able to offer more services focused on the needs of the customer. In October 2022, Shinhan Bank launched New SOL, a new mobile application that operates at a substantially faster speed and offers unique features including customized home screen and transaction records editable by users. Shinhan Card’s pLay app improved in-app customer support and increased the range of payment options available to its users by launching the open pay service, which enables users to register and make payments with credit cards issued by other credit card companies. Shinhan Securities’ mobile application called “Alpha” plans to implement more customer-friendly user experience and Shinhan Life also launched “Square”, an all-in-one insurance service platform.

In December 2023, in order to further improve customer convenience and experience, we launched Super SOL, an integrated Group-wide mobile application which provides a wide range of integrated services currently offered by members of Shinhan Financial Group. Additionally, as part of our ICT modernization strategy, we plan on continuing to strengthen our ICT capabilities based on utilization of public cloud and microservice architecture.

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

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2023, Korea had six major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), six regional commercial banks, three Internet-only banks and thirty-five branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small-and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means although Shinhan Bank has traditionally focused, and will continue to focus, on enhancing profitability rather than increasing asset size or market share, and has avoided, to the extent practicable, engaging in price competition by way of lowering lending rates. In addition, such competition may result in lower net interest margin and reduced overall profitability, especially if a low interest rate environment were to continue for a significant period of time. Shinhan Bank’s net interest margin (on a separate basis) increased to 1.86% in 2023 from 1.85% in 2022 primarily due to increases in base interest rate by the Bank of Korea from 1.00% to 1.25% in January 2022, from 1.25% to 1.50% in April 2022, from 1.50% to 1.75% in May 2022, from 1.75% to 2.25% in July 2022, from 2.25% to 2.50% in August 2022, from 2.50% to 3.00% in October 2022 and from 3.00% to 3.25% in November

2022. The Bank of Korea further raised the base interest rate from 3.25% to 3.50% in January 2023, and has maintained the same rate to date. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. While competition has subsided somewhat recently due to stricter government regulations, such as curbs on excessive marketing expenses, competition remains intense and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small-and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small-and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small-and medium-sized enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small-and medium-sized enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, See “Item 3.D. Risk Factors — Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In March 2023, the Financial Services Commission set up a task force consisting of members of the Financial Services Commission, the Financial Supervisory Service, credit card companies, and consumer groups, to discuss how to improve the merchant commission rate adjustment system in order to address disagreements among the stakeholders involved in the periodic review of the rates of fees charged to merchants.

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

As part of the Government’s financial policies to promote innovative digital finance, 10 commercial banks, including Shinhan Bank, began offering a preliminary open banking service in October 2019. More local banks and fintech companies joined in December 2019, when the open banking service was fully and officially launched. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, on January 9, 2020, the Korean National Assembly passed amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information). These amendments introduced the MyData service, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. On January 27, 2021, Shinhan Bank and Shinhan Card each obtained a license from the Financial Services Commission as a MyData service provider. On January 5, 2023, Shinhan Bank launched the MyData business and Shinhan Card is planning to provide advanced wealth management and various financial services. Until October 13, 2021, the Financial Services Commission granted MyData licenses to 58 companies (46 companies receiving main licenses and 12 companies receiving preliminary licenses), 22 of which were fintech firms (19 companies receiving main licenses and three companies receiving preliminary licenses), and competition between traditional financial institutions like us and fintech firms is expected to intensify, particularly with respect to asset management services. On January 5, 2022, the API-based MyData service was fully implemented and 33 companies (including ten fintech firms) are providing services. As of December 31, 2023, the Financial Services Commission had granted licenses to 64 companies to operate as MyData service providers, 24 of which were fintech or IT firms. If more fintech companies receive authorization as MyData service providers, we expect competition for customers among banks and fintech firms to intensify. In addition, the Financial Services Commission also led discussions in July 2022 about the creation of a government-led platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform. The platform launched in May 2023.

Recently, following the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices (including a requirement to maintain a certain ratio of core capital to total risk exposure, which was introduced in January 2018 in order to control excessive leverage), which has had a dampening effect on competition. The Financial Services Commission implemented the capital requirements of Basel III, whose minimum requirements were phased in sequentially from December 1, 2013 through full implementation by January 1, 2015, based on the guidelines set forth in the amended Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. In addition, the Financial Services Commission has implemented the Basel III requirements relating to liquidity coverage ratio and capital conservation buffer, each of which have been fully phased in as of January 1, 2019. As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. According to the instructions of the Financial Services Commission, domestic systemically important banks, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The additional capital buffer was set to 1.00% on January 1, 2019 and has remained unchanged as of the date hereof. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Also, the Financial Services Commission has formally implemented a regulation on the limit for large exposures based on the Basel standards for banks and bank holding companies, through the Banking Supervision Regulations and the Financial Holding Company Supervision Regulations, effective as of February 1, 2024. On May 24, 2023, the Financial Services Commission decided to increase the level of cyclical capital buffer of banks and their holding companies to 1.00%. The decision will be put into effect starting from May 1, 2024. In July 2021, Shinhan Financial Group, Hana Financial Group, KB Financial Group, NongHyup Financial Group and Woori Financial Group were designated by the Financial Services Commission as domestic systemically important bank holding companies, and Shinhan Bank, Hana Bank, Kookmin Bank, NongHyup Bank and Woori Bank were designated by the Financial Services Commission as domestic systemically important banks. In addition, in July 2021, the Financial Services Commission identified domestic systemically important bank holding companies and domestic systemically important banks as domestic systemically important financial institutions under the Act on the Structural Improvement of the Financial Industry. Domestic systemically important financial institutions are required to prepare and submit their own recovery plans to the Financial Supervisory Service within three months from the date of notification of designation pursuant to the Act on the Structural Improvement of the Financial Industry. However, there is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

Description of Assets and Liabilities

Beginning January 1, 2023, IFRS 17 ‘Insurance Contracts’ has replaced in its entirety existing guidance in IFRS 4. Therefore, we have applied IFRS 17 to insurance contracts in preparing our financial statements as of December 31, 2023 and for the year ended December 31, 2023, and in preparing such financial statements we have retrospectively applied IFRS 17 to insurance contracts to restate the comparative financial information as of December 31, 2022 and for the year ended December 31, 2022 included in this annual report, in each case, in accordance with IFRS 17. Unless stated otherwise, our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report are shown based on IFRS 17 whereas our financial information as of December 31, 2021 and for the year ended December 31, 2021 included in this annual report are shown based on IFRS 4 and have not been restated based on IFRS 17. Accordingly, certain of our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report may not be directly comparable against our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report. Under IFRS 17, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. See “— Risks Related to Our Overall Business —The implementation of IFRS 17 beginning on January 1, 2023 renders certain of our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report, not directly comparable with our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report.” in this annual report and Note 3 and Note 52 of the notes to the audited consolidated annual financial statements included in this annual report.

Loans

As of December 31, 2023, our total gross loan portfolio was ~~W~~417,346 billion, which represented an increase of 0.9% from ~~W~~413,436 billion on December 31, 2022. The increase in our portfolio primarily reflects a 2.0% increase in corporate loans, a 0.2% decrease in retail loans and a 1.3% decrease in credit card loans.

Asset Quality Ratios

	As of December 31,
	2021		2022		2023

	(IFRS 4)		(IFRS 17)		(IFRS 17)
	(In billions of Won, except percentages)
Total gross loans	~~W~~	393,474	~~W~~	413,436	~~W~~	417,346
Total allowance for credit losses on loans	~~W~~	3,167	~~W~~	3,651	~~W~~	4,330
Allowance for credit losses on loans as a percentage of total loans		0.80%		0.88%		1.04%
Impaired loans(1)	~~W~~	1,864	~~W~~	2,079	~~W~~	3,013
Impaired loans as a percentage of total loans		0.47%		0.50%		0.72%
Allowance as a percentage of impaired loans		169.90%		175.64%		143.73%
Total non-performing loans(2)	~~W~~	1,826	~~W~~	1,756	~~W~~	2,216
Non-performing loans as a percentage of total loans		0.46%		0.42%		0.53%
Allowance as a percentage of total assets		0.49%		0.55%		0.63%

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

	As of December 31,
	2021(6)		2022(6)		2023(6)

	(IFRS 4)		(IFRS 17)		(IFRS 17)
	(In billions of Won)
Domestic:
Corporate
Corporate loans(1)	~~W~~	178,315	~~W~~	195,410	~~W~~	202,153
Public and other(2)		3,469		3,897		4,635
Loans to banks(3)		862		1,205		961
Lease financing		1,497		682		196

Total — Corporate		184,143		201,194		207,945

Retail
Mortgages and home equity		79,018		80,937		86,532
Other retail(4)		69,459		62,519		55,607

Total — Retail		148,477		143,456		142,139

Credit cards		25,817		20,388		27,798

Total domestic		358,437		365,038		377,882

Foreign:
Corporate
Corporate loans(1)		21,244		22,080		24,033
Public and other(2)		—		—		—
Loans to banks(3)		2,988		6,224		2,088
Lease financing		93		113		85

Total — Corporate		24,325		28,417		26,206

Retail
Mortgages and home equity		842		787		774
Other retail(4)		9,687		11,122		12,191

Total — Retail		10,529		11,909		12,965

Credit cards		183		8,072		293

Total foreign		35,037		48,398		39,464

Total loans(5)	~~W~~	393,474	~~W~~	413,436	~~W~~	417,346

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2021, 2022 and 2023, 87.0%, 86.0% and 87.2% of our total gross loans, respectively, were Won-denominated.
(6)

Loan amounts include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of ~~W~~1,683 billion, ~~W~~2,389 billion and ~~W~~1,759 billion as of December 31, 2021, 2022 and 2023, respectively.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 25% of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2023, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~25,226.6 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2023.

	As of December 31, 2023
	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Nong Hyup Bank	~~W~~	501.2	~~W~~	10.9	~~W~~	1,566.7	~~W~~	54.7	~~W~~	—	~~W~~	2,133.5
Woori Bank		1,310.1		51.6		454.5		—		—		1,816.2
Samsung Electronics		—		1,720.0		2.0		—		—		1,722.0
LG Display		429.0		799.8		175.8		239.6		—		1,644.2
NH Securities		1,369.2		—		185.4		—		—		1,554.6
KB Bank		778.7		121.0		607.5		16.3		—		1,523.4
SK Hynix		628.3		193.4		530.5		—		—		1,352.2
S-Oil		500.8		568.0		122.6		93.1		—		1,284.5
Korea Electric Power Corporation		0.3		—		1,181.7		101.1		—		1,283.1
National Agriculture Cooperative Federation		73.7		—		1,158.1		—		—		1,231.8
KEB Hana Bank		727.2		12.6		434.1		33.3		—		1,207.1
Lotte Hotel		100.8		378.4		283.3		362.2		—		1,124.7
HD Hyundai Heavy Industries Co., Ltd		70.5		35.1		32.9		946.0		—		1,084.5
Samsung Heavy Industries Co., Ltd		—		19.4		—		1,021.9		—		1,041.2
Korea Gas Corporation		—		165.4		814.6		—		—		980.0
Hyundai Steel		314.4		145.9		443.4		39.2		0.0		942.9
KT		1.1		—		799.7		41.6		—		842.4
Daeshin Securities		800.9		—		20.4		—		—		821.3
KB card		—		36.8		782.0		—		—		818.7
IBK Asset Management		—		—		818.3		—		—		818.3

Total	~~W~~	7,606.2	~~W~~	4,258.1	~~W~~	10,413.4	~~W~~	2,949.0	~~W~~	0.0	~~W~~	25,226.6

Exposure to Main Debtor Groups

As of December 31, 2023, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~35,633.2 billion. The main debtor groups are largely comprised of chaebols. The following table shows, as of December 31, 2023, our total exposures to the 10 main debtor groups to which we have the largest exposure.

	As of December 31, 2023
Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Samsung	~~W~~	261.2	~~W~~	2,728.3	~~W~~	1,598.4	~~W~~	1,845.3	~~W~~	0	~~W~~	6,433.2
SK		1,528.0		840.1		2,441.6		724.9		0		5,534.7
Hyundai Motor Company		1,383.4		1,335.6		2,173.5		521.8		0		5,414.2
Lotte		1,032.9		933.0		1,696.7		746.7		0		4,409.3
LG		866.1		942.1		978.4		443.7		—		3,230.3
Hyundai Heavy Industries		462.3		127.8		189.2		2,291.6		—		3,070.9
Hanwha		507.3		389.9		1,020.1		787.3		0		2,704.5
LS		225.8		946.1		194.1		832.1		0		2,198.4
KT		149.3		124.4		880.4		195.9		—		1,350.1
S-oil		503.8		568.0		122.6		93.1		—		1,287.5

Total	~~W~~	6,920.1	~~W~~	8,935.4	~~W~~	11,294.9	~~W~~	8,482.4	~~W~~	0.4	~~W~~	35,633.2

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2023.

	As of December 31, 2023
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance

	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	61,361	26.2%
Real estate, leasing and service		52,442	22.4
Retail and wholesale		29,043	12.4
Finance and insurance		23,303	10.0
Hotel and leisure		9,767	4.2
Transportation, storage and communication		5,865	2.5
Construction		5,666	2.4
Other service(1)		27,612	11.8
Other(2)		19,092	8.1

Total	~~W~~	234,151	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2023. The amounts below are before allowance for credit losses on loans and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2023
	1 Year or Less(1)		Over 1 Year but Not More Than 5 Years		Over 5 Year but Not More Than 15 Years		Over 15 Years		Total

	(In billions of Won)
Corporate:
Corporate loans	~~W~~	151,803	~~W~~	66,017	~~W~~	7,431	~~W~~	935	~~W~~	226,186
Public and other		2,475		1,766		298		96		4,635
Loans to banks		2,457		519		73		—		3,049
Lease financing		175		105		1		—		281

Total corporate	~~W~~	156,910	~~W~~	68,407	~~W~~	7,803	~~W~~	1,031	~~W~~	234,151

Retail:
Mortgage and home equity	~~W~~	16,687	~~W~~	22,865	~~W~~	18,131	~~W~~	29,623	~~W~~	87,306
Other retail		39,271		17,618		5,616		5,293		67,798

Total retail	~~W~~	55,958	~~W~~	40,483	~~W~~	23,747	~~W~~	34,916	~~W~~	155,104

Credit cards	~~W~~	23,671	~~W~~	4,155	~~W~~	265	~~W~~	—	~~W~~	28,091

Total loans	~~W~~	236,539	~~W~~	113,045	~~W~~	31,815	~~W~~	35,947	~~W~~	417,346

Note:

(1)	Includes overdue loans.

We may roll over our corporate loans (primarily consisting of working capital loans and facility loans) and retail loans (to the extent not payable in installments) after we conduct our standard loan reviews in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of up to five years. Facilities loans, which are generally secured, may generally be extended on an annual basis for a maximum of 15 years from the initial loan date. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of 10 years from the initial loan date for both unsecured loans and secured loans other than mortgages and home equity loans which can be extended up to 30 years in aggregate.

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2023.

	As of December 31, 2023
	Due Within 1 Year(1)		Due After 1 Year		Total

	(In billions of Won)
Fixed rate loans(2)
Corporate:
Corporate loans	~~W~~	62,352	~~W~~	23,693	~~W~~	86,045
Public and other		1,131		242		1,373
Loans to banks		2,326		592		2,918
Lease financing		38		20		58

Total corporate		65,847		24,547		90,394

Retail:
Mortgage and home equity		181		5,377		5,558
Other retail		6,837		5,034		11,871

Total retail		7,018		10,411		17,429

Credit cards		256		1		257

Total fixed rate loans		73,121		34,959		108,080

Variable rate loans(3)
Corporate:
Corporate loans		89,451		50,690		140,141
Public and other		1,344		1,918		3,262
Loans to banks		131		—		131
Lease financing		137		86		223

Total corporate		91,063		52,694		143,757

Retail:
Mortgage and home equity		16,506		65,242		81,748
Other retail		32,434		23,493		55,927

Total retail		48,940		88,735		137,675

Credit cards		23,415		4,419		27,834

Total variable rate loans		163,418		145,848		309,266

Total loans	~~W~~	236,539	~~W~~	180,807	~~W~~	417,346

Notes:

(1)	Includes overdue loans.
(2)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(3)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

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

Interest foregone is interest due on nonaccrual loans that has not been accrued in our books of account. In 2021, 2022 and 2023, we would have recorded gross interest income of ~~W~~66 billion, ~~W~~90 billion and ~~W~~153 billion, respectively, on loans accounted for on a nonaccrual basis throughout the respective years, or since origination for loans held for part of the year, had the loans been current with respect to their original contractual terms. The amount of interest income on those loans that was included in our net income in 2021, 2022 and 2023 were ~~W~~30 billion, ~~W~~45 billion and ~~W~~87 billion, respectively.

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

	As of December 31,
	2021		2022		2023

	(In billions of Won)
Loans accounted for on a nonaccrual basis(1)
Domestic:
Corporate	~~W~~	780	~~W~~	848	~~W~~	1,288
Retail		384		515		724
Credit cards		68		74		78
Foreign:
Corporate		340		432		424
Retail		43		36		60
Credit cards		44		35		44

Sub-total		1,659		1,940		2,618

Accruing loans which are contractually past due one day or more as to principal or interest
Domestic:
Corporate		114		252		431
Retail		550		458		617
Credit cards		344		610		611
Foreign:
Corporate		51		34		99
Retail		44		55		91
Credit cards		39		45		51

Sub-total		1,142		1,454		1,900

Total	~~W~~	2,801	~~W~~	3,394	~~W~~	4,518

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

	As of December 31,
	2021		2022		2023
	(IFRS 4)		(IFRS 17)		(IFRS 17)

	(In billions of Won)
Loans classified as “troubled debt restructurings” (excluding nonaccrual and past due loans)	~~W~~	91	~~W~~	30	~~W~~	5
Loans classified as “troubled debt restructurings” (including nonaccrual and past due loans)	~~W~~	237	~~W~~	143	~~W~~	93

The following table presents, for the periods indicated and with respect to the restructured loans, the amounts that would have been recorded as our interest income under the original contract terms of the restructured loans, and the amounts that were actually recorded as our interest income for such loans under the restructured contractual terms of such loans.

	For the Year ended December 31,
	2021		2022		2023
	(IFRS 4)		(IFRS 17)		(IFRS 17)
	(In billions of Won)
Interest income under the original contractual terms of the restructured loans(1)	~~W~~	10	~~W~~	7	~~W~~	4
Interest income under the restructured contractual terms of the restructured loans	~~W~~	2	~~W~~	2	~~W~~	2

Note:

(1)	Includes nonaccrual and past due loans.

The following table presents a breakdown of the outstanding balance and specific allowance for credit losses on loans as of December 31, 2021, 2022 and 2023 of corporate loans classified as “troubled debt restructurings” (including nonaccrual and past due loans) by the type of restructuring to which such loans are subject.

	As of December 31,
	2021				2022				2023
	(IFRS 4)				(IFRS 17)				(IFRS 17)
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance

	(In billions of Won)
Corporate loans classified as “troubled debt restructurings”(1):
Workout	~~W~~	160	~~W~~	54	~~W~~	65	~~W~~	32	~~W~~	59	~~W~~	48
Recovery Proceedings		74		24		74		18		34		9
Others(2)		3		—		4		3		—		—

Total	~~W~~	237	~~W~~	78	~~W~~	143	~~W~~	53	~~W~~	93	~~W~~	57

Note:

(1)	Includes nonaccrual and past due loans.
(2)	Principally consists of loans subject to corporate turnaround or corporate reorganization pursuant to the credit rehabilitation program excluding Workout and Recovery Proceedings.

The following table presents the outstanding balance and specific allowance for credit losses on loans as of December 31, 2021, 2022 and 2023 of retail loans (including nonaccrual and past due loans) subject to credit rehabilitation programs for retail borrowers. All such loans became modified under credit rehabilitation programs and became beneficiaries of maturity extension and interest rate reductions, while a substantially limited portion of such loans also became beneficiaries of debt forgiveness and deferral. For more information on the credit rehabilitation program, see “— Credit Exposures to Companies in Workout and Recovery Proceedings — Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers.”

	As of December 31,
	2021				2022				2023
	(IFRS 4)				(IFRS 17)				(IFRS 17)
	Outstanding Balance		Allowance		Outstanding Balance		Allowance		Outstanding Balance		Allowance

	(In billions of Won)
Retail loans subject to credit rehabilitation programs(1)	~~W~~	125	~~W~~	49	~~W~~	249	~~W~~	129	~~W~~	372	~~W~~	173

Note:

(1)	Includes nonaccrual and past due loans.

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

	As of and for the year ended December 31,
	2021 (IFRS 4)		2022 (IFRS 17)		2023 (IFRS 17)

	(In billions of Won)
Impaired and nonaccrual restructured loans	~~W~~	146	~~W~~	113	~~W~~	88
Total charge-off of restructured loans	~~W~~	58	~~W~~	16	~~W~~	23
Charge-off as part of debt-to-equity conversion	~~W~~	32	~~W~~	—	~~W~~	1

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2023, 0.02% of our total loans, or ~~W~~93 billion (of which ~~W~~88 billion was classified as nonaccrual and ~~W~~5 billion was classified as accruing), was under restructuring. Restructuring of our credit exposures generally takes the form of workout and recovery proceedings.

Workout

The Corporate Restructuring Promotion Act (“CRPA”) was enacted on August 3, 2007 (expired on December 31, 2010), May 19, 2011 (expired on December 31, 2013), January 1, 2014 (expired on December 31, 2015), March 18, 2016 (expired on June 30, 2018) and October 16, 2018 (expired on October 15, 2023), This law expired on October 15, 2023, and the new CRPA enacted and implemented on December 26, 2023 (to be expired on December 25, 2026).

If the ‘main Creditor Financial Institution’ of a Failing Company (defined below) provided notice of convening a Creditor Committee (defined below) on or before December 25, 2026, any proceedings commenced by such Creditor Committee will remain subject to the CRPA even after December 25, 2026 unless and until such proceedings are completed or discontinued.

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

The “debtor company” is defined under the CRPA as a company established under the Korean Commercial Code or other person performing profit-making activities. The “Failing Company” means a debtor company deemed, through a credit evaluation carried out in the manner set out in the CRPA, by its ‘main Creditor Financial Institution’ as having difficulty to repay debts to its financial creditor without external financial support or an additional loan (excluding loans obtained in the course of conducting normal financial transactions).

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

As of December 31, 2023, the total loan amount subject to recovery proceedings was ~~W~~34 billion.

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

The Credit Counseling and Recovery Service offers two programs for individual debtors, the pre-workout program and the individual workout program, both of which are available to individuals with total debt amounts of ~~W~~1.5 billion or less (secured debt amount of ~~W~~1 billion or less and unsecured debt amount of ~~W~~500 million or less). The pre-workout program is offered to individuals whose delinquency period is between 31 days and 89 days, and the individual workout program is offered to individuals whose delinquency period is three months or more. Furthermore, in April 2023, a temporary special debt adjustment scheme was implemented for individuals with an annual income of ~~W~~45 million and total debt not exceeding ~~W~~1.5 billion. This scheme, which was available until April 2, 2024, was designed for those who are at risk of default or have been delinquent for 30 days or less. When an individual debtor applies for the temporary special debt adjustment scheme, pre-workout or individual workout program, the Credit Counseling and Recovery Service will deliberate and resolve on a debt restructuring plan, and once the creditor financial institution that is in a credit recovery support agreement with the Credit Counseling and Recovery Service and holding the majority of each of the unsecured claims and secured claims to the relevant individual debtor agrees to such debt restructuring plan, the plan will be finalized and debt restructuring measures, such as extension of maturity, adjustment of interest rates or reduction of debt, will be taken according to the pre-workout program or individual workout program applied for.

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

In 2023, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout program was ~~W~~372 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

Loan Modification Programs for Loans under Troubled Debt Restructuring

We generally offer the following types of concessions in relation to restructured loans: reduction of interest rate, forgiveness of overdue interest, extension of the term for repayment of principal, conversion of debt into equity or a combination of the foregoing. The nature and degree of such concessions vary depending on, among other things, the creditworthiness of the borrower, the size of loans being restructured, the existing terms of the loans and other factors deemed relevant by the relevant creditors’ committee. We generally do not restructure an existing loan into multiple new loans. Recently, various Government-led financial support programs have been introduced in response to the COVID-19 pandemic, rising inflation and economic slowdown, such as loan rescheduling and principal and interest payment deferral programs, have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level. Such financial support programs have been introduced since April 1, 2020 and are available to small-and medium-sized enterprises and SOHOs that meet certain criteria, such as that they have not been delinquent on their prior loans and are not subject to liquidation or bankruptcy proceedings. Such financial support programs expired on September 30, 2022. However, the Government has decided, based on discussions with financial institutions, to provide further financial support to the debtors using the financial support programs as of the expiration date of such financial support programs in the forms of (i) the extension of loan maturity dates up to 3 years, (ii) the postponement of repaying loans up to 1 year until September 2023, or (iii) the rescheduling of loans under the New Start Fund set up by the Government on October 4, 2022 or loan rescheduling programs led by the financial institutions. Our participation in such Government initiatives may lead us to extend credit to small-and medium-sized enterprises and SOHOs that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small-and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small-and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations. We have classified the loans subject to loan rescheduling and principal and interest payment deferral under such financial support programs into stage 2 loans.

The following table presents a breakdown of the gross amount of loans under restructuring as of December 31, 2021, 2022 and 2023 by our loan modification programs, as further categorized according to the loan category and performing versus non-performing status at each fiscal year end.

	As of December 31, 2021 (IFRS 4)
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	5	~~W~~	—	~~W~~	5
Reduction of interest rate		16		156		172
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		28		33		60

Total	~~W~~	49	~~W~~	189	~~W~~	237

	As of December 31, 2022 (IFRS 17)
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	13	~~W~~	10	~~W~~	23
Reduction of interest rate		6		61		67
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		40		13		53

Total	~~W~~	59	~~W~~	84	~~W~~	143

	As of December 31, 2023 (IFRS 17)
Modification Programs	Non-Performing		Performing		Total

	(In billions of Won)
Extension of due date for principal and interest	~~W~~	3	~~W~~	2	~~W~~	5
Reduction of interest rate		39		2		41
Forgiveness of principal		—		—		—
Equity conversion		—		—		—
Additional lending(1)		—		—		—
Others(2)		38		9		47

Total	~~W~~	80	~~W~~	13	~~W~~	93

Notes:

(1)	Represents additional loans provided to the borrower at favorable terms as part of the restructuring package, which may include extension of the due date or reduction of interest rate, among others.
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

Debt-to-equity Conversion

We distinguish between loans that we consider to be collectible under modified terms and loans that we consider to be uncollectible regardless of any modification of terms. With respect to loans that are in the latter category, we convert a portion of such loans into equity securities following negotiation with the borrowers and charge off the remainder of such loans as further described below. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2023, our loans restructured into equity securities amounted to ~~W~~1 billion.

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

We classify potential problem loans as loans that are designated as “early warning loans” and reported to the Financial Supervisory Service. The “early warning loans” designation applies to borrowers that have been (i) identified by our early warning system as exhibiting signs of credit risk based on the relevant borrower’s financial data, credit information and/or transactions with banks and, following such identification and (ii) designated by our loan officers as potential problem loans on their evaluation of known information about such borrowers’ possible credit problems. Such loans are required to be reported on a quarterly basis to the Financial Supervisory Service. If a borrower’s loans are designated as “early warning loans” pursuant to the process described above and included in our quarterly report to the Financial Supervisory Service, we consider this to be an indication of serious doubt as to such borrower’s ability to comply with repayment terms in the near future. As of December 31, 2023, we had ~~W~~5,875 billion of potential problem loans.

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

For credit card accounts with balances that are more than 30 days past due, we generally assign collection to collection companies such as Shinhan Credit Information, a subsidiary of ours, and Mirae Credit Information. For credit card accounts that are charged off, we outsource collection to collection companies such as Shinhan

Credit Information, Mirae Credit Information Services Corp. and Koryo Credit Information. The collection companies contact cardholders for payment via email, phone and in person, and if necessary, offer payment support programs such as refinancing and loan reduction, while conducting legal procedures to locate the accountholder’s source of income and real estate assets in order to prepare the compulsory execution process.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current		Past Due Up to 3 Months		Past Due 3-6 Months		Past Due More Than 6 Months		Total
As of December 31,	Amount	%	Amount	%	Amount	%	Amount	%	Amount

	(In billions of Won, except percentages)
2021 (IFRS 4)	390,297	99.19	1,351	0.34	773	0.20	1,053	0.27	393,474
2022 (IFRS 17)	409,954	99.16	1,726	0.42	879	0.21	877	0.21	413,436
2023 (IFRS 17)	412,710	98.89	2,420	0.58	1,093	0.26	1,123	0.27	417,346

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2021		2022		2023

	(IFRS 4)		(IFRS 17)		(IFRS 17)
	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,826	~~W~~	1,756	~~W~~	2,216
As a percentage of total loans		0.46%		0.42%		0.53%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2021 (IFRS 4)					2022 (IFRS 17)					2023 (IFRS 17)
	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans (1)		Ratio of Non- Performing Loans

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	~~W~~	178,315	~~W~~	468	0.26%	~~W~~	195,410	~~W~~	511	0.26%	~~W~~	202,153	~~W~~	564	0.28%
Public and other (2)		3,469		13	0.37		3,897		10	0.26		4,635		9	0.19
Loans to banks		862		—	—		1,205		—	—		961		—	—
Lease financing		1,497		7	0.47		682		6	0.88		196		10	5.10

Total corporate		184,143		488	0.27		201,194		527	0.26		207,945		583	0.28

Retail
Mortgage and home equity		79,018		56	0.07		80,937		69	0.09		86,532		140	0.16
Other retail		69,459		455	0.66		62,519		287	0.46		55,607		388	0.70

Total retail		148,477		511	0.34		143,456		356	0.25		142,139		528	0.37

Credit cards		25,817		427	1.65		20,388		494	2.42		27,798		612	2.20

Total domestic		358,437		1,426	0.40		365,038		1,377	0.38		377,882		1,723	0.46

Foreign:		35,037		400	1.14		48,398		379	0.78		39,464		493	1.25

Total	~~W~~	393,474	~~W~~	1,826	0.46%	~~W~~	413,436	~~W~~	1,756	0.42%	~~W~~	417,346	~~W~~	2,216	0.53%

Notes:

(1)	Includes loans past due by more than 90 days.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2023.

Industry	Aggregate Non- Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance

	(In billions of Won)		(Percentages)
Construction	~~W~~	55	5.74%
Manufacturing		92	9.59
Real estate, leasing and service		145	15.12
Retail and wholesale		62	6.47
Finance and insurance		12	1.25
Hotel and leisure		39	4.07
Transportation, storage and communication		6	0.63
Other service(1)		66	6.88
Other(2)		482	50.25

Total	~~W~~	959	100.00%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2023, our 20 largest non-performing loans accounted for 27.8% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2023
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
1	Borrower A	Other service	~~W~~	125	~~W~~	125
2	Borrower B	Other service		98		—
3	Borrower C	Other service		92		—
4	Borrower D	Other service		57		57
5	Borrower E	Other service		40		—
6	Borrower F	Other service		39		—
7	Borrower G	Real estate, leasing and service		35		14
8	Borrower H	Real estate, leasing and service		24		21
9	Borrower I	Manufacturing		16		8
10	Borrower J	Other service		13		—
11	Borrower K	Real estate, leasing and service		10		10
12	Borrower L	Real estate, leasing and service		10		4
13	Borrower M	Construction		9		2
14	Borrower N	Real estate, leasing and service		9		—
15	Borrower O	Finance and insurance		8		—
16	Borrower P	Real estate, leasing and service		8		3
17	Borrower Q	Real estate, leasing and service		8		1

		As of December 31, 2023
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
18	Borrower R	Construction		5		—
19	Borrower S	Real estate, leasing and service		5		5
20	Borrower T	Construction		5		1

			~~W~~	616	~~W~~	251

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

In 2023, we sold non-performing loans in the amount of ~~W~~148 billion to third parties, including ~~W~~52 billion transferred to UAMCO, Ltd., an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2023.

	(In billions of Won)
Non-performing loans as of December 31, 2022	~~W~~	1,756

Additional non-performing loans due to delinquency		1,004
Loans sold		(148)
Loans charged off		(295)
Loans modified and returned to performing		(13)
Other adjustments(1)		(88)

Non-performing loans as of December 31, 2023	~~W~~	2,216

Note:

(1)

Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Loan Charge-offs

Our gross charge-offs, including amortization of discount and disposal, increased by 54.30% from ~~W~~1,152 billion in 2022 to ~~W~~1,777 billion in 2023, primarily due to an overall increase in the amount of charge-offs for domestic loans in 2023 compared to 2022. The increase in the amount of charge-offs in 2023 was primarily due to write-offs for non-performing domestic loans to improve financial soundness by Shinhan Bank and Shinhan Card. Our gross charge-offs, including amortization of discount and disposal, decreased by 2.8% from ~~W~~1,185 billion in 2021 to ~~W~~1,152 billion in 2022, primarily due to a decrease in the amount of charge-offs for corporate loans in 2022 compared to 2021.

In 2023, the charge-off on restructured loans amounted to ~~W~~23 billion. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan as previously discussed in “— Troubled Debt Restructurings — Charge-off of Loans Subject to Restructuring.” The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2023, our loans restructured into equity securities amounted to ~~W~~1 billion.

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

Net Charge-offs

The following table sets forth, for the periods indicated, the net charge-offs.

	For the year ended December 31,
	2021 (IFRS 4)					2022 (IFRS 17)					2023 (IFRS 17)
	Average Loan		Net Charge- Offs		Ratio	Average Loan		Net Charge- Offs		Ratio	Average Loan		Net Charge- Offs		Ratio

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	~~W~~	169,539	~~W~~	215	0.13%	~~W~~	188,104	~~W~~	197	0.10%	~~W~~	195,927	~~W~~	327	0.17%
Public and other		3,608		—	—		3,569		1	0.03		4,123		2	0.05
Loans to banks		1,470		—	—		1,117		—	—		1,568		—	—
Lease financing		1,565		21	1.34		578		8	1.38		423		21	4.96

Total corporate		176,182		236	0.13		193,368		206	0.11		202,041		350	0.17

Retail
Mortgage and home equity		65,778		15	0.02		79,072		2	N/M		82,468		2	N/M
Other retail		75,992		140	0.18		67,001		109	0.16		59,125		408	0.69

Total retail		141,770		155	0.11		146,073		111	0.08		141,593		410	0.29

Credit cards		21,792		351	1.61		23,221		363	1.56		23,832		607	2.55

Total domestic		339,744		742	0.22		362,662		680	0.19		367,466		1,367	0.37

Foreign:		37,447		55	0.15		42,118		90	0.21		45,110		52	0.12

Total	~~W~~	377,191	~~W~~	797	0.21%	~~W~~	404,780	~~W~~	770	0.19%	~~W~~	412,576	~~W~~	1,419	0.34%

N/M = not meaningful

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

Book Value and Fair Value

The following tables set out the book value and fair value of investments in our investment portfolio as of the dates indicated.

	As of December 31,
	2021 (IFRS 4)				2022 (IFRS 17)				2023 (IFRS 17)
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)
Securities at fair value through other comprehensive income
Equity securities	~~W~~	1,031	~~W~~	1,031	~~W~~	1,673	~~W~~	1,673	~~W~~	1,675	~~W~~	1,675
Debt securities:
Korean treasury and governmental agencies		23,742		23,742		37,024		37,024		39,875		39,875
Debt securities issued by financial institutions		19,702		19,702		20,539		20,539		21,303		21,303
Corporate debt securities		15,827		15,827		18,005		18,005		18,761		18,761
Debt securities issued by foreign government		1,945		1,945		3,971		3,971		4,544		4,544
Mortgage-backed and asset-backed securities		2,591		2,591		4,257		4,257		4,154		4,154

Total — Securities at fair value through other comprehensive income	~~W~~	64,838	~~W~~	64,838	~~W~~	85,469	~~W~~	85,469	~~W~~	90,312	~~W~~	90,312

	As of December 31,
	2021 (IFRS 4)				2022 (IFRS 17)				2023 (IFRS 17)
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)
Securities at amortized cost
Debt securities:
Korean treasury and governmental agencies	~~W~~	33,425	~~W~~	33,579	~~W~~	20,578	~~W~~	19,268	~~W~~	21,496	~~W~~	20,889
Debt securities issued by financial institutions		3,718		3,772		5,658		5,621		6,054		6,096
Corporate debt securities		5,010		7,546		1,993		1,861		2,096		2,052
Debt securities issued by foreign government		1,254		798		945		947		1,291		1,293
Mortgage-backed and asset-backed securities		6,523		3,910		4,197		3,876		4,749		4,639

Total — Securities at amortized cost	~~W~~	49,930	~~W~~	49,605	~~W~~	33,371	~~W~~	31,573	~~W~~	35,686	~~W~~	34,969

Financial assets at fair value through profit or loss
Equity securities	~~W~~	2,375	~~W~~	2,375	~~W~~	3,857	~~W~~	3,857	~~W~~	3,851	~~W~~	3,851
Debt securities:
Korean treasury and governmental agencies		3,557		3,557		5,489		5,489		6,036		6,036
Debt securities issued by financial institutions		13,627		13,627		11,808		11,808		12,861		12,861
Corporate debt securities		21,245		21,245		17,424		17,424		23,222		23,222
Debt securities issued by foreign governments		404		404		473		473		356		356
Mortgage-backed and asset-backed securities		265		265		368		368		737		737
Other debt securities(1)		19,130		19,130		19,598		19,598		22,260		22,260

Sub-total — Securities at fair value		60,603		60,603		59,017		59,017		69,323		69,323

Others:
Loans at fair value		1,683		1,683		2,389		2,389		1,759		1,759
Due from banks at fair value		34		34		26		26		31		31
Gold/Silver deposits		84		84		76		76		104		104

Total — Financial assets at fair value through profit or loss	~~W~~	62,404	~~W~~	62,404	~~W~~	61,508	~~W~~	61,508	~~W~~	71,217	~~W~~	71,217

Note:

(1)

Other debt securities included puttable equity investment, beneficiary certificates and restricted reserve for claims of customers’ deposits (trusts) classified as debt instruments in accordance with IFRS 9.

Maturity Analysis

The following table categorizes our securities at amortized cost by maturity and weighted average yield as of December 31, 2023.

	As of December 31, 2023
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)

	(In billions of Won, except percentages)
Korean treasury securities and government agencies	~~W~~	3,570	1.59%	~~W~~	12,744	3.34%	~~W~~	3,277	2.46%	~~W~~	1,905	1.90%	~~W~~	21,496	2.79%
Debt securities issued by financial institutions		2,858	4.48		3,155	4.21		41	6.30		—	—		6,054	4.35
Corporate debt securities		423	2.60		1,193	4.01		162	2.31		318	3.44		2,096	3.51
Debt securities issued by foreign governments		288	3.41		699	2.01		173	6.90		131	3.81		1,291	3.16
Mortgage-backed securities and asset-backed securities		308	2.28		2,810	2.52		1,507	3.62		124	2.51		4,749	2.85

Total	~~W~~	7,447	2.86%	~~W~~	20,601	3.35%	~~W~~	5,160	2.98%	~~W~~	2,478	2.23%	~~W~~	35,686	3.12%

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2023. As of December 31, 2023, 10% of our stockholders’ equity was ~~W~~5,632 billion.

	As of December 31, 2023
	Book Value		Fair Value

	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	65,670	~~W~~	65,274
The Korea Development Bank		7,614		7,632
The Bank of Korea		8,475		8,484
The Korea Housing Finance Corp		9,068		8,959
Industrial Bank of Korea		5,715		5,729

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2021		2022		2023

	(In billions of Won)
Commitments to extend credit	~~W~~	101,055	~~W~~	108,504	~~W~~	115,884
Commercial letters of credit		3,505		3,138		2,934
Others(1)		113,723		119,120		122,155

Total	~~W~~	218,283	~~W~~	230,762	~~W~~	240,973

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, endorsed bills and unused credit limits on credit cards, etc.

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

The following table shows, as of December 31, 2023, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2023
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities

	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	144,970	~~W~~	1,559	~~W~~	1,403
Swaps		45,159		1,431		1,206
Options		1,265		13		13

Sub-total		191,394		3,003		2,622

Interest rate derivatives:
Future and forward contracts		3,944		2		12
Swaps		136,137		684		903
Options		516		4		17

Sub-total		140,597		690		932

Credit derivatives:
Swaps		4,178		474		10

Sub-total		4,178		474		10

Equity derivatives:
Swaps and forward contracts		4,101		166		351
Options		3,793		54		183
Future contracts		2,764		67		16

Sub-total		10,658		287		550

Commodity derivatives:
Forward contracts		1,034		3		85
Options		8		—		—
Future contracts		93		2		1

Sub-total		1,135		5		86

Total	~~W~~	347,962	~~W~~	4,459	~~W~~	4,200

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	4,448	~~W~~	111	~~W~~	99
Forward contracts		2,142		22		34

Sub-total		6,590		133		133

Interest rate derivatives:
Forward and swaps		12,470		119		705

Total	~~W~~	19,060	~~W~~	252	~~W~~	838

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2023.

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

	2021 (IFRS 4)			2022 (IFRS 17)			2023 (IFRS 17)
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid

	(In billions of Won, except percentages)
Non-interest-bearing deposits:	~~W~~	4,818	—	~~W~~	5,390	—	~~W~~	4,475	—
Interest-bearing deposits:
Demand deposits	~~W~~	65,907	0.32%	~~W~~	68,636	0.47%	~~W~~	62,946	0.99%
Savings deposits		106,172	0.23		108,419	0.40		95,895	0.86
Time deposits		153,718	1.05		174,029	2.04		205,277	3.82
Other deposits		11,180	0.91		17,169	1.97		13,164	3.82

Total interest-bearing deposits	~~W~~	336,977	0.65%	~~W~~	368,253	1.26%	~~W~~	377,282	2.60%

	2021			2022			2023
	(In billions of Won)
Uninsured deposits		~~W~~275,519			~~W~~288,754			~~W~~287,330

Note:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Uninsured Time Deposits

The following table shows the amount of time deposits that exceed the insurance limit as of December 31, 2023, and the amount of time deposits that are otherwise uninsured, segregated by remaining maturity as of December 31, 2023.

	As of December 31, 2023

	(In billions of Won)
Portion of Time deposits in excess of insurance limit:	~~W~~	100,700
Time deposits otherwise uninsured with a maturity of:
Maturing within three months	~~W~~	27,745
After three but within six months		10,789
After six but within 12 months		12,897
After 12 months		7,187

Total	~~W~~	58,618

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with a maturity of one year or less) for the periods indicated.

	2021								2022								2023
	Balance Outstanding		Average Balance Outstanding (1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding (1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding (1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate

	(In billions of Won, except for percentages)
Borrowings from
The Bank of Korea(3)	~~W~~	5,278	~~W~~	5,310	~~W~~	5,545	0.25%	0.25%	~~W~~	5,100	~~W~~	5,082	~~W~~	5,157	0.62%	0.25 – 1.75%	~~W~~	2,562	~~W~~	4,011	~~W~~	5,055	1.47%	2.00%
Call money		1,535		1,575		2,015	1.31	(0.30) – 1.52		1,276		2,301		3,750	2.65	0.05 – 6.30		2,196		3,130		4,202	5.04	0.02 – 5.88
Other short-term borrowings(4)		28,559		25,602		28,559	0.75	(0.49) – 12.29		34,002		33,757		38,263	1.73	0.00 – 21.20		39,218		34,068		39,843	2.82	0.00 – 14.85

	~~W~~	35,372	~~W~~	32,487	~~W~~	36,119	0.70%		~~W~~	40,378	~~W~~	41,140	~~W~~	47,170	1.65%		~~W~~	43,976	~~W~~	41,209	~~W~~	49,100	2.86%

Notes:

(1)	Average balances are based on (a) daily balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Korean Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included bonds sold under repurchase agreements and borrowings in domestic and foreign currencies.

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

•

crisis management — We maintain a group-wide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for four levels of contingencies, namely, “warning,” “alert,” “imminent crisis” and “crisis,” determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently group-wide, and upon the occurrence of an “imminent crisis” or “crisis” event at a subsidiary level, we directly take charge of the situation at the holding company level so that we manage it on a concerted group-wide basis.

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

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and the importance of the loan, the approval process is further reviewed by the Credit Officer Committee or the Master Credit Officer Committee, or, for the loans up to ~~W~~50 billion for large corporations or up to ~~W~~30 billion for other enterprises, the Loan Management Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee and the Loan Management Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the borrower’s credit ratings as determined by Shinhan Bank’s internal credit rating system and the borrower’s size of business. For example, for borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~10 billion and secured loans in excess of ~~W~~15 billion, whereas for borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~60 billion and secured loans in excess of ~~W~~120 billion. The Credit Review Committee holds at least two meetings a week to approve applications for large-sized loans whose principal amounts exceed prescribed levels set by it.

The chart below summarizes the credit approval process of our banking operation. The Master Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level.

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans extended to the borrower, the credit level of the applicant based on credit review, the existence and value of collateral, the size of business and the level of credit risk established by the credit rating system. The discretionary loan amount approval limit ranges from ~~W~~50 million for unsecured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to ~~W~~120 billion for secured loans with a credit rating of AAA, which are subject to approvals by the Master Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee or Loan Management Committee.

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

•

“Observation Company” — a borrower that carries some risk of affecting the corporate insolvency in the future and is subject to consistent observation to detect any change of such risk with a credit rating above CCC (sub-borrower rating applicable);

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

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocating capital to, its business groups. Expected loss is calculated based on the probability of default, the loss given default, the exposure at default and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for credit losses accordingly. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on VaR, which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. Shinhan Bank uses the AIRB method as proposed by the Basel Committee to compute VaR at the account-specific level as well as to measure risk adjusted performance.

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

Credit Risk Management of Shinhan Life Insurance

Shinhan Life Insurance also assesses credit risks for all of its credit-related transactions, including the provision of loans and acquisitions of financial instruments. Shinhan Life Insurance conducts additional risk reviews for new types of investments and financial instruments, such as those denominated in currencies it previously did not deal with. In assessing the credit risk of corporate customers, Shinhan Life Insurance considers factors such as the corporation’s credit rating obtained from Shinhan Group Corporate Credit Rating System. Through its risk management system Shinhan Life Insurance conducts credit risk monitoring based on the credit history of debtors. To closely monitor credit risk, Shinhan Life Insurance’s loan review department performs periodic loan review of its loan assets and plans on-site inspections where necessary. Furthermore, in the retail business, Shinhan Life Insurance operates its own credit-scoring system to assess credit risk and update customers’ behavior scores.

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

Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, the Risk Policy Committee acts as the executive decision-making body in relation to Shinhan Bank’s market risks in terms of setting its risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities of Shinhan Bank. The Risk Policy Committee consists of deputy presidents in charge of Shinhan Bank’s eight business groups and Shinhan Bank’s Chief Risk Officer and the Chief Financial Officer. At least on a monthly basis, the Risk Policy Committee reviews and approves reports relating to, among others, the position and market risk capital requirement with respect to Shinhan Bank’s trading activities and the position and market value analysis and net interest income simulation with respect to its non-trading activities. In addition, Shinhan Bank’s Risk Engineering Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank. Shinhan Bank measures market risk with respect to all assets and liabilities in bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

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

Shinhan Life Insurance manages its market risk based on its overall risk limit established by its risk management committee. Shinhan Life Insurance manages market risk in regard to assets that are subject to trading activities and foreign exchange positions. Shinhan Life Insurance assesses the market risk amount and the 10-day VaR, a procedure based on the delta-normal method, and manages market risk by setting a 10-day VaR limit. Shinhan Life Insurance assessed the adequacy of these limits at least annually.

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

Interest Rate Risk

Shinhan Bank’s exposure to interest rate risk arises primarily from Won-denominated debt securities, directly held or indirectly held through beneficiary certificates, and, to a lesser extent, from interest rate derivatives. Shinhan Bank’s exposure to interest rate risk arising from foreign currency-denominated trading debt securities is minimal since its net position in those securities is not significant. As Shinhan Bank’s trading accounts are marked-to-market daily, it manages the interest rate risk related to its trading accounts using the standardised approach capital requirement.

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

Shinhan Securities faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Securities centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Securities’ Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2023, Shinhan Securities’ net open position related to foreign currency-related products was US$1,237 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$657 million and US$266 million, respectively.

Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$6.8 million.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions As of December 31, 2021, 2022 and 2023. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2021	2022	2023

	(In millions of US$)
U.S. Dollars	$(15.6)	$40.8	$663.7
Japanese Yen	447.3	467.7	494.7
Euro	23.6	5.3	7.8
Others	2,247.7	2,320.9	2,344.2

Total	$2,703.1	$2,834.6	$3,510.3

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2021, 2022 and 2023, Shinhan Bank held ~~W~~171.7 billion, ~~W~~74.0 billion and ~~W~~30.8 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Securities’ equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2021, 2022 and 2023, the total amount of equity securities at risk held by Shinhan Securities was ~~W~~55.3 billion, ~~W~~21.7 billion and ~~W~~33.9 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by the standardised approach capital requirement, from trading activities of Shinhan Bank and Shinhan Securities, respectively, as of and for the year ended December 31, 2023. For market risk management purposes, Shinhan Bank includes in the computation of total regulatory capital requirement its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio Risk for the Year 2023(1)
Shinhan Bank	Average		Minimum		Maximum		As of December 31, 2023

	(in billions of Won)
Sensitivities-based method risk
GIRR	~~W~~	116.4	~~W~~	101.1	~~W~~	155.8	~~W~~	107.3
CSR: non-securitisations		154.6		142.5		165.1		153.0
CSR: securitisations (non-CTP)		28.2		21.6		34.4		26.2
CSR: securitisations (CTP)		—		—		—		—
Equity		43.9		30.8		47.6		30.8
FX		438.4		423.3		458.4		458.4
Commodity		0.1		0.0		0.3		0.1

Total		780.1		750.3		820.2		775.8

Default risk
Non-securitisation		105.6		88.9		113.8		107.7
Securitisation(non-CTP)		59.7		55.1		64.8		59.5
Securitisation(CTP)		—		—		—		—
Total		165.3		146.0		175.9		167.2
The residual risk		2.1		1.7		2.2		1.7

Total(1)	~~W~~	947.5	~~W~~	898.3	~~W~~	992.5	~~W~~	944.8

Notes:

(1)	Includes trading portfolios in the Bank’s bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return.

	Trading Portfolio VaR for the Year 2023
	Average		Minimum		Maximum		As of December 31, 2023
	(In billions of Won)
Shinhan Securities: (1)
Interest rate	~~W~~	52.52	~~W~~	22.52	~~W~~	77.44	~~W~~	32.19
Equities		47.76		13.48		71.68		20.38
Foreign exchange		67.41		39.26		127.19		52.15
Option volatility(3)		27.24		10.17		49.11		12.42
Less: portfolio diversification(4)		(115.48)		(217.58)		(53.57)		(81.71)

Total VaR	~~W~~	79.45	~~W~~	31.86	~~W~~	107.85	~~W~~	35.43

Notes:

(1)	Shinhan Securities’ 10-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Securities manage foreign exchange risk on a total position basis.

(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
(4)

Calculation of portfolio diversification effects is conducted on different days’ scenarios for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

Shinhan Bank generally manages its market risk from the trading activities of its portfolios on an aggregated basis. To control its trading portfolio market risk, Shinhan Bank uses position limits, market risk capital requirement limits, stop loss limits, Greek limits and stressed loss limits. In addition, it establishes separate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities. Shinhan Bank manages capital requirement measurements and limits on a daily basis based on automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank presets limits on loss, sensitivity, investment and stress for its trading departments and desks and monitors such limits and observance thereof on a daily basis.

Basel III The Standardised Approach Capital Requirement. Shinhan Bank uses the standardised approach for market risk in calculating the Basel III capital requirements. The standardised approach capital requirement is the simple sum of three components: the capital requirement under the sensitivities-based method, the default risk capital (DRC) requirement and the residual risk add-on (RRAO). The capital requirement under the sensitivities-based method must be calculated by aggregating three risk measures – delta, vega and curvature. Delta is a risk measure based on sensitivities of an instrument to regulatory delta risk factors. Vega is a risk measure based on sensitivities to regulatory vega risk factors. Curvature is a risk measure which captures the incremental risk not captured by the delta risk measure for price changes in an option. Curvature risk is based on two stress scenarios involving an upward shock and a downward shock for each regulatory risk factor. The DRC requirement captures the jump-to-default risk for instruments subject to credit risk. However, since not all market risks can be captured in the standardised approach, an RRAO, the sum of gross notional amounts of the instruments bearing residual risks, multiplied by a risk weight is calculated in addition to other capital requirements within the standardised approach to ensure sufficient coverage of market risks.

Shinhan Securities currently uses the same 10-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Securities applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Securities does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Securities, the amount of losses (either actual or virtual) exceeded the one-day 99% confidence level-based VaR amount zero times in 2021, 2022 and 2023. The VaR exceptions referred to above were all due to the amount of virtual losses exceeding the VaR amount.

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

Currently, Shinhan Securities conduct back-testing of VaR results against actual outcomes on a daily basis.

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

Stress test. In addition to the standardised approach capital requirement, Shinhan Bank performs stress tests to measure market risk. As the standardised approach capital requirement assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through the stress test. Stress test is a valuable supplement to regulatory capital requirement since to capital requirement does not cover potential loss if the market moves in a manner which is outside Shinhan Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

Shinhan Bank uses seven relatively simple but fundamental scenarios for stress test by taking into account four market risk components: foreign currency exchange rates, stock prices, and Won-denominated interest rates and foreign currency-denominated interest rates. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of Won by 20%, a decrease in Korea Exchange Composite Index by 30% and increases in Won-denominated and U.S. Dollar-denominated interest rates by 200 basis points each, respectively. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~1,123 billion as of December 31, 2023. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Securities uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2023, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Securities’ trading portfolio would have fluctuated by ~~W~~88 billion for one day.

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2023 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

	As of December 31, 2023
	0-3 Months	3-6 Months	6-12 Months	1-2 Years	2-3 Years	Over 3 Years	Total

	(In billions of Won, except percentages)
Interest-earning assets	165,339	77,047	39,022	36,631	21,311	34,413	373,763
Fixed rates	27,745	22,197	24,682	24,791	14,525	18,776	132,715
Floating rates	135,345	54,089	12,940	11,711	6,787	15,636	236,508
Interest rate swaps	2,250	760	1,400	130	0	0	4,540

Interest-bearing liabilities	164,732	50,767	76,141	29,788	19,644	29,495	370,568
Fixed liabilities	86,421	36,027	62,243	16,045	6,619	2,372	209,726
Floating liabilities	73,771	14,740	13,899	13,743	13,026	27,123	156,301
Interest rate swaps	4,540	0	0	0	0	0	4,540

Sensitivity gap	607	26,280	(37,120)	6,844	1,667	4,917	3,195
Cumulative gap	607	26,887	(10,233)	(3,389)	(1,722)	3,195	3,195
% of total assets	0.16%	7.19%	(2.74)%	(0.91)%	(0.46)%	0.86%	0.86%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2022
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(In millions of US$, except percentages)
Interest-earning assets	28,324	9,377	4,469	5,450	6,317	53,937
Interest-bearing liabilities	32,879	7,290	7,591	6,733	7,482	61,976

Sensitivity gap	(4,556)	2,087	(3,122)	(1,283)	(1,165)	(8,039)
Cumulative gap	(4,556)	(2,468)	(5,591)	(6,873)	(8,039)	(8,039)
% of total assets	(8.45)%	(4.58)%	(10.37)%	(12.74)%	(14.90)%	(14.90)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2023 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2023 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2023
(In months)
Interest-earning assets	9.99
Interest-bearing liabilities	10.22
Gap	(0.23)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a monthly basis.

Market Value as of December 31, 2023 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2023
	Actual	1% Point Increase	Changes

	(In billions of Won)
Interest-earning assets	396,541	383,268	(13,273)
Interest-bearing liabilities	442,968	429,309	(13,659)
Gap	(46,427)	(46,040)	386

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2023 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2023 and (b) the same interest rates as of December 31, 2023 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2023
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates			Change in Net Interest Income		Change in Net Interest Income
	No Change	1% Point Increase	1% Point Decrease	Amount (1% Point Increase)	% Change (1% Point Increase)	Amount (1% Point Decrease)	% Change (1% Point Decrease)

	(In billions of Won, except percentages)
Simulated interest income	17,773	19,893	15,653	2,120	11.93%	(2,120)	(11.93)%
Simulated interest expense	10,316	11,843	8,790	1,526	14.79%	(1,526)	(14.79)%
Net interest income	7,456	8,050	6,863	594	7.97%	(594)	(7.97)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2023, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2023(1)
	Average	Minimum	Maximum	As of December 31

	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	1,408	1,186	1,507	1,186

Note:

(1)	One-year VaR results computed based on the interest rate risk in the banking book standardized approach presented by the Bank for International Settlements. See “— Interest Rate Risk Management.”

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

Shinhan Life Insurance monitors and manages its interest rate risk for its investment assets and liabilities based on simulations of its asset-liability management system. These simulations typically involve subjecting Shinhan Life Insurance’s current and future assets and liabilities to more than 1,000 market scenarios based on varying assumptions, such as new debt purchases and current investment portfolios, so as to derive its net asset value forecast for the next one year at a 99.5% confidence level.

Interest rate risk for our other subsidiaries is insignificant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2023, Shinhan Bank held an aggregate amount of ~~W~~420.4 billion of equity interest in unlisted foreign companies (including ~~W~~0.03 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2023, Shinhan Bank held equity securities in an aggregate amount of ~~W~~1,585.5 billion in its non-trading accounts, including equity securities in the amount of ~~W~~345.5 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2023, Shinhan Bank held Won-denominated convertible bonds in an aggregate amount of ~~W~~21.2 billion and did not hold any Won-denominated exchangeable bonds or Won-denominated bonds with warrants, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023. Afterwards, at a financial market inspection meeting in October 2023, the Financial Services Commission decided to maintain 95% ratio until June 2024, and in principle, the gradual normalization is expected to resume from July 2024, but the final decision on whether to start normalization will be made based on market conditions in the second quarter of 2024.

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

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2023 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2023

	For the Month of December 2023
	(in billions of Won, except percentages)
High quality liquid assets (A)	~~W~~	87,372
Net cash outflows over the next 30 days (B)		87,311
Cash outflow		115,734
Cash inflow		28,423
Liquidity coverage ratio (A/B)		100.07%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2023

For the Month of December 2023
(in millions of US$, except percentages)
High quality liquid assets (A)	$7,116
Net cash outflows over the next 30 days (B)	4,214
Cash outflow	15,838
Cash inflow	11,624
Liquidity coverage ratio (A/B)	168.87%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2023

	For the Month of December 2023
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	305,621
Required stable funding (B)		268,103
Net stable funding ratio (A/B)		113.99%

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2023 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	As of December 31, 2023
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Over 2 Years		Total

	(In billions of Won, except percentages)
Assets	~~W~~	2,622	~~W~~	15,232	~~W~~	21,733	~~W~~	25,934	~~W~~	30,621	~~W~~	36,530	~~W~~	7,364	~~W~~	43.894
Liabilities		70		4,695		5,970		8,531		12,962		21,304		13,095		34,399
Liquidity ratio						364.1%

Shinhan Securities manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day, one-month and three-month liquidity gap, a limit of 115% on its one-month and three-months liquidity ratios and a limit of ~~W~~70 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Securities manages the liquidity risk on a monthly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the seven-day and one-month maturity mismatch ratios to be 0% and -10% or higher, respectively, and the three months liquidity ratio to be 80% or higher.

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

The operational risk management system of Shinhan Bank is managed by the operational risk team under the Risk Management Department. The current system principally consists of risk control self-assessment, risk quantification using key risk indicators, loss data collection and operational risk capital measurement. Shinhan Bank operates several educational and awareness programs designed to have all of its employees to be familiar with this system. In addition, Shinhan Bank has a designated operational risk manager at each of its departments and branch offices, who serves as a coordinator between the operational risk team at the headquarters and the employees in the front office and seeking to provide centralized feedback to further improve the operational risk management system.

As of December 31, 2023, Shinhan Bank has conducted risk control self-assessments on its departments as well as domestic and overseas branch offices, from which it collects systematized data on all of its branch offices, and uses the findings from such self-assessments to improve the procedures and processes for the relevant departments or branch offices. In addition, Shinhan Bank has accumulated risk-related data since 2003, improved the procedures for monitoring operational losses and is developing risk simulation models. In addition, Shinhan Bank selects and monitors, at the department level, approximately 355 key risk indicators.

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

Shinhan Life Insurance has established an operational risk management system that includes risk assessment, control activities, information and communication and monitoring including key risk indicators and incident management, in accordance with the Basel III regulations. To strengthen the operational risk management capabilities, Shinhan Life Insurance has formed a dedicated operational risk management team. Shinhan Life Insurance regularly conducts risk and control assessment to identify and manage risks across operations including products, IT projects, outsourcing and sales channels. Furthermore, Shinhan Life Insurance has implemented a business continuity management plan that includes annual trainings and exercises for business impact analysis and recovery strategies design.

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

Shinhan Bank has also completed development of a system to calculate market risk capital requirement on Basel III. The bank has received approval for such system from the Financial Supervisory Service and has been implemented since 2023.

In 2012, Shinhan Bank developed a system for improving collection and recovery of bad assets through enhanced LGD data processing. In addition, in 2012, Shinhan Bank received approvals from the Financial Supervisory Service for upgrades to its credit evaluation modeling for risk assessment of small-to medium-sized enterprises that are not required to be audited by outside accounting firms and for SOHOs, which upgrades related to factoring in the credit profile of the head of such enterprises and SOHOs. In 2014, Shinhan Bank further upgraded the credit evaluation modeling for risk assessment of small-and medium-size enterprises that are not required to be audited by outside accounting firms by entirely revamping the modeling for enterprises subject to outside audits, enterprises that are not subject to outside auditors and enterprise heads. Such upgraded modeling was approved by the Financial Supervisory Service, and Shinhan Bank began implementation of the upgraded system since 2014. In 2014, Shinhan Bank reclassified its credit evaluation models for risk assessment of enterprises into the following four categories: (i) IFRS (enterprises subject to external audits under IFRS as adopted by Korea), (ii) GAAP (enterprises subject to external audits under Generally Accepted Accounting Principles), (iii) small-and medium-size enterprises and (iv) SOHO. Such reclassification was approved by the Financial Supervisory Service, and Shinhan Bank began to implement the system in 2015.

In addition, in 2013, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal evaluation model with respect to Basel II credit risks related to Shinhan Bank’s retail and SOHO exposures. In 2016, Shinhan Bank developed a new internal evaluation model and obtained approval from the Financial Supervisory Service to use the new model with respect to Basel II credit risks related to Shinhan Bank’s retail exposures. In addition, Shinhan Bank received another approval in 2016 for LGD data processing using the AIRB approach in order to reflect changes in economic conditions such as prolonged recovery periods and low interest rates, and the newly approved LGD data processing will replace existing LGD data processing for both retail and SOHO exposures. In 2023, the Bank further upgraded the internal evaluation model for Bank’s retail and SOHO exposures and obtained approval from the Financial Supervisory Service to replace the existing model.

Shinhan Bank also upgraded the asset and liability management system in 2012 in order to timely comply with Basel III, IFRS and other regulatory requirements as well as to upgrade the quality of risk-related data. In 2014, Shinhan Bank upgraded the liquidity coverage ratio and net stable funding ratio systems under Basel III in order to facilitate daily measurement and efficient management.

Following the introduction of the new standard approach for operational risk capital measurement and the PSMOR (Principles for the Sound Management of Operational Risk) in the Basel III framework, Shinhan Bank has re-established the operational risk management system in order to further enhance its operational risk management capabilities.

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

Shinhan Life Insurance

In 2017, Shinhan Life Insurance updated its interest rate risk measurement system, called the ALM system, in anticipation of IFRS 17 and the K-ICS, a new insurance liability market valuation system designed to replace the existing risk based capital system. In 2018, the new asset liability management system implemented an interest rate risk management system based on the Europe Solvency II standard. The asset liability management system can measure both asset and liability based on marking to market valuation. Shinhan Life Insurance also updated its interest rate risk management system to control net income margin volatility resulting from market interest rate changes and has tailored its business scheme to this system in order to better manage risk and profits and match the duration of its assets and liabilities. In 2019, Shinhan Life Insurance further upgraded its insurance risk measurement system in anticipation of the K-ICS, which has been in effect since 2023. The upgraded system can more elaborately measure insurance risk associated with mortality, longevity, morbidity, disability, lapse and expenses. In addition, a project to improve the existing system was carried out in 2023 to improve the speed, accuracy, and convenience of K-ICS calculation work after system upgrade. Shinhan Life Insurance measures its insurance risk using shock scenarios and parameters calibration based on internal statistical estimates.

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

(i)

for those banks adopting a standardized approach for calculating credit risk-weighted assets, the risk-weight ratio of between 20% and 150% for home equity loans, depending on the loan-to-value ratio and risk profile of the loan; and

(ii)

for those banks adopting an internal ratings-based approach for calculating credit risk-weighted assets, a risk-weight ratio calculated with reference to the probability of default, loss given default and exposure at default, each as defined in the Detailed Regulations on the Supervision of the Banking Business.

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

As of January 1, 2016, the Financial Services Commission implemented Basel III requirements relating to accumulation of additional capital for systemically important banks and bank holding companies and countercyclical capital buffer requirements. Each year, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Shinhan Financial Group and Shinhan Bank were selected as a domestic systemically important bank holding company and domestic systemically important bank, respectively, from 2016 through 2024. According to the instructions of the Financial Services Commission, domestic systemically important banks with systemic significance evaluation scores of 600 or more but less than 1,400,, including Shinhan Bank, have been required to maintain an additional capital buffer of 0.25% since January 1, 2016, with such buffer increased by 0.25% annually to reach 1.00% as of January 1, 2019. The additional capital buffer was set to 1.00% on January 1, 2019 and has remained unchanged as of the date hereof. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a required level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. Also, the Financial Services Commission has formally implemented a regulation on the limit for large exposures based on the Basel standards for banks and bank holding companies, through the Banking Supervision Regulations and the Financial Holding Company Supervision Regulations, effective as of February 1, 2024. On May 24, 2023, the Financial Services Commission decided to increase the level of cyclical capital buffer of banks and their holding companies to 1.00%. The decision will be put into effect starting from May 1, 2024.

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

In April 2020, in response to the COVID-19 pandemic, the Financial Services Commission temporarily lowered the liquidity coverage ratio requirement from 100% to 85%. The Financial Services Commission subsequently decided to gradually restore this ratio on a quarterly basis from the third quarter of 2022, to a ratio of 90% in the third quarter of 2022, 92.5% in the fourth quarter of 2022, 95% in the first quarter of 2023, 97.5% in the second quarter of 2023 and 100% from the third quarter of 2023. However, the Financial Services Commission decided to apply the 92.5% ratio until the end of June 2023. Afterwards, at a financial market inspection meeting in October 2023, the Financial Services Commission decided to maintain 95% ratio until June 2024, and in principle, the gradual normalization is expected to resume from July 2024, but the final decision on whether to start normalization will be made based on market conditions in the second quarter of 2024.

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

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small-and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business, which was amended as of August 19, 2010 and December 26, 2014 and took effect on January 1, 2014 and January 1, 2015, respectively, requires banks with Won-denominated loans of not less than ~~W~~2 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. In particular, the loan-to-deposit ratio maximum of 100% was temporarily increased to 105% and weighing of corporate loans to SOHOs extended since January 1, 2020 to December 2021 also became subject to a multiple of 85% provided such loans are not real estate related. On March 30, 2022, the Financial Services Commission announced plans to cease the temporary easement of regulations relating to the loan-to-deposit ratio as of June 30, 2022 and to gradually normalize the loan-to-deposit ratio back down to 100% beginning July 1, 2022. On October 27, 2022, the Financial Services Commission further announced measures to temporarily ease the loan-to-deposit ratio requirement from 100% to 105%, and on March 27, 2023, and on June 20, 2023, the Financial Services Commission announced to extend the deadline to end of June 2023 and end of 2023, respectively, in consideration of the increasing demand for corporate loans due to the contraction of the corporate bond market. This temporary increase ended as of the end of June 2023, and a loan-to-deposit ratio of 100% has been applied since July 2023. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2023 was 96.2%, based on monthly average balances.

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

•

as to any new loans secured by houses (including apartments) located in “speculative areas”, “overheated speculative areas” or “adjustment targeted areas”, in each case, as designated by the Government, the loan-to-value ratio should not exceed 50%, except that such maximum loan-to-value ratio is (x) 70% for low-income households that (i) have a combined (in case of married couple) annual income of no more than ~~W~~90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in the case of houses located in “adjustment targeted areas”) and (y) 80% for first-time homebuyers with a maximum residential mortgage loan amount of ~~W~~600 million or less;

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

A credit card company must ensure that its total asset does not exceed eight times the amount of its equity capital. However, if the credit card company cannot comply with such limit due to the occurrence of unavoidable events such as drastic changes in the domestic and global financial markets, such limit of its total assets compared to the equity capital may be adjusted by a resolution of the Financial Services Commission. A non-credit card company must ensure that its total asset does not exceed nine times the amount of its equity capital, until December 31, 2024.

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

As of December 31, 2023, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 10.64%, a common equity Tier I risk-based capital ratio of 14.93%, a Tier I risk-based capital ratio of 14.93% and a total risk-based capital ratio of 15.90%.

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

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. On June 12, 2017, Shinhan Bank America entered into a consent order with the FDIC with respect to certain weaknesses relating to its anti-money laundering compliance program. On October 13, 2022, the FDIC issued an Amended and Restated Consent Order (the “2022 Consent Order”) requiring additional corrective action to address the remaining deficiencies and weaknesses identified in Shinhan Bank America’s AML program. Shinhan Bank America also entered into a Memorandum of Understanding with NYDFS in May 2020 (the “2020 NYDFS MOU”) to address deficiencies in Shinhan Bank America’s BSA/AML compliance program and its internal audit function, which required Shinhan Bank America to, among other things, submit written reports detailing its remediation of these deficiencies. On May 14, 2021, the NYDFS notified Shinhan Bank America that it was in material breach of the 2020 NYDFS MOU. On September 29, 2023, Shinhan Bank America entered into a Consent Order (the “2023 FinCEN Order”) with the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) under which FinCEN determined that Shinhan Bank America committed willful violations of the Bank Secrecy Act and its implementing regulations during the relevant time period (April 2016, through March 2021). Under the 2023 FinCEN Order, FinCEN assessed a civil money penalty of $15 million against Shinhan Bank America. Also on September 29, 2023, the FDIC assessed a civil money penalty of $5 million against Shinhan Bank America (payment of which was credited against the civil money penalty assessed under the 2023 FinCEN Order), and the NYDFS entered into a consent order (“NYDFS Consent Order”) and assessed a civil money penalty of $10 million against Shinhan Bank America (resulting in a total amount of $25 million of civil money penalties). In addition to the $10 million civil money penalty to New York State, Shinhan Bank America will be required under the NYDFS Consent Order to create a written plan, acceptable to the NYDFS, detailing enhancements to compliance policies and procedures, suspicious activity monitoring and reporting, and customer due diligence requirements. Shinhan Bank America continues to take corrective measures to improve its anti-money laundering program and system.

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

The Dodd-Frank Act requires the FDIC to maintain the ratio of the FDIC insurance fund to estimated total insured deposits (“Reserve Ratio”) at 1.35% and to adopt a restoration plan when the Reserve Ratio falls below such percentage. Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the Reserve Ratio to decline below the statutory minimum of 1.35%, resulting in the FDIC establishing a restoration plan on September 15, 2020 which contemplates the Reserve Ratio returning to 1.35% within 8 years. In October 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase the initial base deposit insurance assessment rates uniformly by 2%, beginning in the first quarterly assessment period of 2023. The rate increase is intended to increase the likelihood that the Reserve Ratio reaches the statutory minimum of 1.35% by September 30, 2028. The new assessment rates will remain in effect unless and until the Reserve Ratio meets or exceeds the FIDC’s long-term goal of a 2% Reserve Ratio. Progressively lower assessment rate schedules will take effect when the Reserve Ratio reaches 2%, and again when it reaches 2.5%.

In connection with the FDIC’s resolution of Silicon Valley Bank and Signature Bank in March 2023, U.S. government agencies invoked the “systemic risk exception” which extended FDIC insurance to depositors of the failed banks with deposits above the US$250,000 insurance limit. In order to recover the cost associated with protecting such uninsured depositors, the FDIC adopted a final rule in November 2023 to implement a special assessment of approximately 13.4 basis points (0.134%) of a banking organization’s estimated uninsured deposits reported as of December 31, 2022, excluding the first $5 billion of the combined banking organization’s estimated uninsured deposits. The special assessment will be due over eight quarterly periods. Based on the terms of the FDIC’s final rule, Shinhan Bank America would not expect to be subject to a special assessment on its uninsured deposits based on its amount of uninsured deposits reported for the December 31, 2022 reporting period. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC may be required to continue to impose higher insurance premiums or additional special assessments. Any such increase or special assessment would increase the Bank’s non-interest expense.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well-capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not accept, renew or roll over any brokered deposit. A bank that is less than well capitalized may not solicit deposits by offering a rate of interest that exceeds by more than 75 basis points the “national rate” (as published by the FDIC) (or, if higher, certain other national reference rates), except that, subject to certain criteria, such a bank may offer deposit interest rates up to a “local market rate cap” (determined by reference to the prevailing interest rates on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited). The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. In January 2021, the FDIC adopted rules on aspects of FDIC’s brokered deposit and interest rate regulations. The impact of these rules on Shinhan Bank America’s operations in the future is uncertain. Shinhan Bank America had an aggregate amount of US$4.5 million of brokered deposits outstanding as of December 31, 2023.

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

In October 2023, the FDIC and other federal regulatory agencies finalized comprehensive amendments to the CRA regulatory framework. Among other things, the amendments are intended to reflect changes in the banking industry, including the expanded role of mobile and online banking and to tailor performance standards to account for differences in bank size, business models and local conditions. The ultimate consequences of the CRA amendments remain uncertain. It also remains unclear whether any other particular legislative or regulatory proposals will be enacted or adopted concerning CRA requirements applicable to us. Such regulatory developments may impact the ability of Shinhan Bank America to achieve “satisfactory” CRA performance ratings.

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

We currently have 16 direct and 36 indirect subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

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

As of December 31, 2023, Shinhan Bank had a countrywide network of 721 branches. Approximately 20.25% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2023, Jeju Bank had 31 branches of which we own 12 of the buildings in which the facilities are located, representing 38.7% of its total branches. Lease terms are generally between one to two years and seldom exceed five years.

As of December 31, 2023, Shinhan Card had 29 branches, including its headquarters, all but three of which were leased. Lease terms are generally between one to two years. As of December 31, 2023, Shinhan Securities had a nationwide network of 76 branches of which we own five of the buildings. As of December 31, 2023, Shinhan Life Insurance had 218 branches, which we lease for a term of generally one to two years.

The net book value of all the properties owned by us on December 31, 2023 was ~~W~~2,833 billion. We do not own any material properties outside of Korea.

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

Beginning January 1, 2023, IFRS 17 ‘Insurance Contracts’ has replaced in its entirety existing guidance in IFRS 4. Therefore, we have applied IFRS 17 to insurance contracts in preparing our financial statements as of December 31, 2023 and for the year ended December 31, 2023, and in preparing such financial statements we have retrospectively applied IFRS 17 to insurance contracts to restate the comparative financial information as of December 31, 2022 and for the year ended December 31, 2022 included in this annual report, in each case, in accordance with IFRS 17. Unless stated otherwise, our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report are shown based on IFRS 17 whereas our financial information as of December 31, 2021 and for the year ended December 31, 2021 included in this annual report are shown based on IFRS 4 and have not been restated based on IFRS 17. Accordingly, certain of our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report may not be directly comparable against our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report, which are shown based on IFRS 4 and have not been restated based on IFRS 17. Under IFRS 17, insurance contract liabilities will be calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate will reflect current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital. See “— Risks Related to Our Overall Business — The implementation of IFRS 17 beginning on January 1, 2023 renders certain of our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report, not directly comparable with our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report.” in this annual report and Note 3 and Note 52 of the notes to the audited consolidated annual financial statements included in this annual report.

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

In 2022, the average volume of retail loans increased by 3.9% from 2021, primarily as a result of an increase in home mortgage loans. In 2022, the average volume of corporate loans increased by 10.0% from 2021, primarily as a result of the policies to support small- and medium-sized enterprises amidst the prolonged COVID-19 pandemic.

In 2023, the average volume of retail loans decreased by 2.2% from 2022, primarily as a result of a decrease in household credit loans (particularly general fund lump-sum repayment loans) and collective loans. In 2023, the average volume of corporate loans increased by 4.2% from 2022, primarily as a result of an increase in corporate credit loans (particularly working capital loans and loans for equipment).

From 2021 to 2022, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities increased, primarily as a result of the continuous rise in benchmark interest rates set by the Bank of Korea during 2022. The average balance increased for both interest-earning assets and interest-bearing liabilities. Shinhan Bank’s net interest income increased by 24.1% from ~~W~~6,611 billion in 2021 to ~~W~~8,205 billion in 2022. Net interest income after provision for loan losses amounted to ~~W~~6,265 billion and ~~W~~7,626 billion in 2021 and 2022, respectively. Shinhan Bank’s operating income increased by 16.1% from ~~W~~3,587 billion in 2021 to ~~W~~4,163 billion in 2022.

From 2022 to 2023, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities increased primarily as a result of an increase in the base interest rate by the Bank of Korea during 2022 and 2023. The average balance increased for both interest-earning assets and interest-bearing liabilities. Shinhan Bank’s net interest income increased by 2.4% from ~~W~~8,205 billion in 2022 to ~~W~~8,403 billion in 2023. Net interest income after provision for loan losses amounted to ~~W~~7,626 billion and ~~W~~7,575 billion in 2022 and 2023, respectively. Shinhan Bank’s operating income decreased by 0.4% from ~~W~~4,163 billion in 2022 to ~~W~~4,147 billion in 2023.

As for Shinhan Card, its operating revenue is largely dependent on transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in Korea. Shinhan Card’s operating revenues increased by 13.0% from ~~W~~4,760 billion in 2022 to ~~W~~5,379 billion in 2023, largely due to an increase in new customers as well as increase in fees and commission income from lease operations. In addition, fees and commission income increased by 17.8% from ~~W~~1,758 billion in 2022 to ~~W~~2,071 billion in 2023, primarily as a result of an increase in the average balance of operating leased assets resulting from the expansion of operating assets.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2023 and our current outlook for 2024 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2024.

Trends in the Korean Economy

The global economy experienced a slowdown in growth in 2023, and despite some indications that supply chains and energy prices are stabilizing and the pace of inflation is slowing down in certain countries, concerns of prolonged global downturn remain. We expect continued volatility in the international financial markets, as the impact of high interest rates is expected to remain and major governmental financial assistance schemes have been discontinued. Fluctuations in U.S. dollar exchange rates and long-term market interest rates are also contributing to increasing volatility in the market. Major factors that are expected to affect the global economy and international financial markets include rate of global inflation, changes in monetary policy in major economies, relative strength of the U.S. dollar, the recovery of the Chinese economy, and other geopolitical risks.

In 2023, Korea’s domestic economy experienced a downturn in consumption and investment. As the base interest rate is not expected to be decreased during the first half of 2024, the prolonged burden of high prices and household debt, and the deterioration of project finance loans could further constrain consumer sentiment. In contrast, Korea’s exports recovered in 2023, as exports to both the United States and China have increased. Semiconductor exports have recently surged, while the automotive sector has sustained continuous growth. As the recovery in exports continues, a progressive improvement in the manufacturing sector linked to exports is expected. The increased demand for semiconductors and automobiles has led to expanded production and enhanced facility investments.

While it remains unclear whether or when the U.S. Federal Reserve Board’s quantitative tightening may be reversed, the Bank of Korea may consider easing of the base rates in Korea in response to pressure from the Government and domestic market conditions. The Bank of Korea has prioritized price stability and continued its tightening stance for a significant period of time, as the inflation rate has remained higher than policy target levels and economic conditions continued to remain uncertain. In January 2024, the Bank of Korea announced that it would maintain the base interest rate at the current level of 3.50% after a series of raises since August 2021. Interest rate movements are uncertain and will depend, in part, on domestic and international economic conditions, employment rate, and price trends.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

Since the global financial crisis in 2008, the asset size of Korean commercial banks has consistently grown year over year, including in 2023. Asset quality of commercial banks in Korea continued to improve, primarily as a result of Korean commercial banks’ risk management efforts and Government-led financial support programs. Corporate loans increased amidst recent Government-led financial support programs and expenditures and fiscal stimulus measures. Although household loans decreased as a result of the Government-led household loans management measures and increases in the base interest rate set by the Bank of Korea, net income for Korean commercial banks generally increased in 2023 compared to 2022, primarily due to relatively higher growth in corporate loan assets and improvement in net interest margin following interest rate increases.

In 2024, growth for commercial banks in Korea is expected to slow down due to a variety of factors, including continuation of relatively high levels of inflation, volatility in the base interest rate and the Government’s continuing policies to control growth of household debt by regulating household mortgage and credit loans. In response to this market volatility and increased risk of defaults on loan payments, particularly for loans to small- and medium-sized enterprises and to real estate project financings, Korean commercial banks have generally increased their loan loss provisions in 2023 compared to 2022. If such trend of increasing loan loss provisions continues, it may have adverse effects on Korean commercial banks’ asset quality and capacity to supply new loans. For further details, see “Item 3.D. Risk Factors — Risks Relating to Our Banking Business — We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.” In addition, as the demand for consumer protection in investment products increases, the banks’ organization and key performance indicators are expected to be readjusted, and fees and commission income generally is expected to decrease. Competition among banks, shadow banking financial institutions and fintech firms is expected to further intensify due to the accelerated transition to digital platforms and contactless financial services. The resulting competition is expected to go beyond traditional price-based competition, requiring banks to focus on recruiting talented and innovative individuals and also on offering customized products and services based on big data analysis and integrating financial services with customers’ daily life patterns in order to attract new customers and expand clientele. The Government’s policies focusing on protection of consumers and encouraging inclusive financial policies are also expected to lead to further competition among banks for relevant businesses, such as businesses to support the middle class, socially disadvantaged classes, small businesses and startups. Environmental, social, and governance (ESG) issues, as well as the opportunities and risks associated with them, are becoming increasingly important to commercial banks. We believe that strengthening risk management capabilities will become increasingly important and have a more direct impact on the financial performance of commercial banks in Korea.

Credit Cards

In 2023, the prolonged impact of high interest rates and sluggish economic recovery increased uncertainty in the Korean credit card industry, and a series of challenges contributed to the market’s volatility, including uncertain economic forecasts, a complex regulatory environment, and growing competition with fintech companies. Although the scale and profitability of Korean credit card businesses have generally increased steadily in recent years, the potential for additional quantitative growth may be limited given the ratio of credit card payment has already reached approximately 80% of total retail consumption.

In 2024, credit card companies will need to manage emerging issues in traditional financial services business, which include prolonged high levels of inflation, high interest rate environment, domestic and international real estate risks, a decrease in household purchasing power, accumulated credit risk, as well as effectively respond to increasingly stringent regulatory environments, which include lower maximum interests on loans, reduced merchant fees and tightened debt-to-service ratio regulations on financial products. The competition in mobile payment services is expected to intensify as payment through mobile applications has become prevalent, requiring credit card companies to develop customer-friendly digital payment services. As a result, credit card companies will need to enhance their core financial services business capabilities while also diversifying their business portfolios, managing and reducing costs through digital transformation, and enhancing the competitiveness of their digital platforms to maintain and expand their customer base in the payment market.

Securities

In 2023, securities companies continued their efforts to diversify revenue sources other than traditional brokerage services, expanding into investment banking and sales and trading in an effort to reduce the impact of stock price fluctuations on the profitability of securities companies. Competition has particularly intensified as entry barriers into the securities industry is relatively low and there are a limited number of factors allowing companies to differentiate its services with other financial companies. In addition to the traditional corporate finance sector, securities companies are currently focusing on acquisition financing and structured financings involving overseas real estate.

In 2024, securities companies continue to face a difficult business environment as a result of the market uncertainty and increasing levels of competition. Persisting volatilities in financial indices and interest rates are expected to weaken financial market sentiments, and competition with fintech companies and other securities companies is expected to intensify. The brokerage services industry is also implementing systematic changes in response to the Government’s strengthening financial consumer protection measures. Competition for expanding ICT infrastructure is expected to intensify further in order to develop future growth opportunities created by the increase in digital service users and tech-savvy young customers. As more securities companies enter the wealth management and corporate and investment banking markets, more companies are expected to combine and integrate their banking and financial investment services. Moreover, fintech companies such as KakaoPay and Toss have entered the online brokerage and asset management markets through the launch of KakaoPay Securities Corp. and Toss Securities, respectively, in February 2021, further intensifying competition within the segment. Accordingly, securities companies will need to diversify and strengthen their investment banking divisions in order to mitigate the rising volatility and consequent fluctuations in the brokerage market. Specifically, acquisition finance and structured finance have recently grown and have become a new focus for securities companies as a result of the Government’s policies to develop corporate finance industry.

Life Insurance

In 2023, the life insurance industry in Korea experienced major changes due to the implementation of IFRS 17 and K-ICS (requiring insurance companies to apply market price valuation to their assets and liabilities in calculating capital requirement ratios in line with the new IFRS 17 accounting standards), which contributed to increased volatility in insurance companies’ profits and losses and capital ratios. See “— Risks Related to Our Overall Business — The implementation of IFRS 17 beginning on January 1, 2023 renders certain of our historical financial information as of December 31, 2021 and for the year ended December 31, 2021, included in this annual report, not directly comparable with our financial information as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 included in this annual report.”

In 2024, the life insurance industry’s overall profitability is expected to experience continued pressure, due to aging population and low birthrates, slowing growth of the Korean economy, competition against tech companies who have been expanding into the life insurance market and volatility in the financial markets. It is expected that risk management and underwriting (risk takeover) capability will become an increasingly important factors in life insurance companies’ ability to strategically reduce business expenses. In addition, the demands for health insurance products and retirement pension insurance have increased steadily, and as a result it is expected that sales channels, products, and digital-based competitiveness will become more important in the future. As the line between financial and non-financial sectors become blurry and the life insurance market matures, we expect overall growth potential for the industry to be limited and the importance of developing differentiated products and services tailored to customers’ individualized needs and expanding digital-based customer services to become increasingly important.

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

Asset Management

In 2024, diversification of investment strategies is expected to continue due to increased difficulty in generating profits from traditional assets as a result of increased interest rate volatility and uncertainties in global financial markets. In particular, direct investment and demand for alternative investment opportunities, such as real estate and alternative assets, is expected grow as investors seek to offset increases in base interest rates with high-yield investment products. In addition, it is expected that interest in retirement pension-linked products will continue to grow, as will online sales. Such growth in alternative investments is expected to offer new opportunities; however, increasing market volatility due to governments’ monetary policies, stricter regulation on private equity activities and increased risk of class action suits from investors may pose additional risks.

The total amount of assets under management by Shinhan Asset Management increased by 6.6% to ~~W~~108.1 trillion as of December 31, 2023 from ~~W~~101.4 trillion as of December 31, 2022, due to overall growth in demand for stocks, bonds and alternative investments. The total amount of discretionary investment contracts increased by 36.9% to ~~W~~59.6 trillion as of December 31, 2023 from ~~W~~43.6 trillion as of December 31, 2022, primarily due to an increase in the volume of contracts with insurance companies. Operating profit increased by 24.7% to ~~W~~35.7 billion in 2023 from ~~W~~28.6 billion in 2022, and net profit increased by 35.7% to ~~W~~27.0 billion in 2023 from ~~W~~19.9 billion in 2022, primarily due to an increase in fees and commission income as a result of an increase in assets under management and an increase in valuation gains on Shinhan Asset Management’s investments.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance- Based(4)	New COFIX Balance-Based(5)	COFIX New Borrowing-Based(6)
June 30, 2019	1.80	1.47	1.78	2.00	—	1.85
December 31, 2019	1.78	1.36	1.53	1.81	1.55	1.63
June 30, 2020	1.57	0.85	0.79	1.55	1.26	1.06
December 31, 2020	1.39	0.97	0.66	1.21	0.96	0.90
June 30, 2021	1.81	1.45	0.67	1.02	0.81	0.82
December 31, 2021	2.41	1.80	1.28	1.19	0.94	1.55
June 30, 2022	4.36	3.55	2.02	1.68	1.31	1.98
December 31, 2022	4.67	3.73	3.98	3.19	2.65	4.34
June 30, 2023	4.47	3.60	3.75	3.76	3.14	3.56
December 31, 2023	3.98	3.15	3.83	3.89	3.35	4.00

Source: Korea Financial Investment Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.

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

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and asset liability ratio, for the years ended December 31, 2021, 2022 and 2023.

	For the Year Ended December 31,
	2021					2022					2023
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks(2)	~~W~~	10,476	~~W~~	87	0.83%	~~W~~	13,433	~~W~~	283	2.11%	~~W~~	13,336	~~W~~	591	4.43%
Loans(3)
Retail loans		151,535		4,560	3.01		157,442		6,065	3.85		154,031		7,747	5.03
Corporate loans		192,743		5,331	2.77		211,942		7,802	3.68		220,791		11,293	5.11
Securities purchased with agreements to resell		3,685		31	0.85		3,723		73	1.96		2,331		67	2.87
Other corporate loans		189,058		5,300	2.80		208,219		7,729	3.71		218,460		11,226	5.14
Public and other loans		3,627		97	2.68		3,617		133	3.67		4,200		219	5.22
Loans to banks		6,019		46	0.76		6,097		155	2.54		7,588		377	4.97
Credit card loans		24,641		1,891	7.67		27,369		1,979	7.23		27,967		2,162	7.73

Total loans		378,565		11,925	3.15		406,467		16,134	3.97		414,577		21,798	5.26

Securities(4)		165,970		2,648	1.60		176,986		3,463	1.96		179,291		4,815	2.69
Reinsurance contract assets		—		—	—		—		—	—		2		—	5.38
Other interest-earning assets		—		64	—		—		93	—		—		135	—

Total interest-earning assets	~~W~~	555,011	~~W~~	14,724	2.65%	~~W~~	596,886	~~W~~	19,973	3.35%	~~W~~	607,206	~~W~~	27,339	4.50%

Non-interest-earning assets
Cash and due from banks	~~W~~	17,291				~~W~~	18,363				~~W~~	17,134
Derivative assets		4,073					6,137					5,474
Property and equipment and intangible assets		9,488					9,736					10,212
Other non-interest-earning assets		39,693					35,559					38,693

Total non-interest-earning assets	~~W~~	70,545				~~W~~	69,795				~~W~~	71,513

Total assets	~~W~~	625,556	~~W~~	14,724		~~W~~	666,681	~~W~~	19,973		~~W~~	678,719	~~W~~	27,339

	For the Year Ended December 31,
	2021					2022					2023
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Liabilities:
Interest-bearing liabilities
Deposits
Demand deposits	~~W~~	65,907	~~W~~	209	0.32%	~~W~~	68,636	~~W~~	322	0.47%	~~W~~	62,946	~~W~~	626	0.99%
Savings deposits		106,172		243	0.23		108,419		431	0.40		95,895		828	0.86
Time deposits		153,718		1,620	1.05		174,029		3,551	2.04		205,277		7,833	3.82
Other deposits		11,180		102	0.91		17,169		339	1.97		13,164		504	3.82

Total interest-bearing deposits		336,977		2,174	0.65		368,253		4,643	1.26		377,282		9,791	2.60

Financial liabilities designated at FVTPL		—		—	—		30		1	4.34		184		10	5.32
Borrowings
Securities sold with agreements to repurchases		10,905		62	0.57		10,876		208	1.91		13,023		446	3.43
Other borrowings		31,018		269	0.87		39,270		731	1.86		41,233		1,450	3.52
Total interest-bearing borrowings		41,923		331	0.79		50,146		939	1.87		54,256		1,896	3.49
Debt securities issued		77,137		1,390	1.80		80,637		1,901	2.36		75,739		2,735	3.61
Insurance contract liabilities		—		—	—		48,841		1,672	3.42		46,310		1,705	3.68
Reinsurance contract liabilities		—		—	—		65		1	1.41		—		—	—
Other interest-bearing liabilities		5,805		60	1.04		6,373		219	3.43		5,552		384	6.92

Total interest-bearing liabilities	~~W~~	461,842	~~W~~	3,955	0.86%	~~W~~	554,345	~~W~~	9,376	1.69%	~~W~~	559,323	~~W~~	16,521	2.95%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	4,818				~~W~~	5,390				~~W~~	4,475
Derivatives liabilities		3,512					6,971					6,303
Insurance liabilities		53,847					—					—
Other non-interest-bearing liabilities		53,245					47,777					52,730

Total non-interest-bearing liabilities	~~W~~	115,422				~~W~~	60,138				~~W~~	63,508

Total liabilities	~~W~~	577,264	~~W~~	3,955		~~W~~	614,483	~~W~~	9,376		~~W~~	622,831	~~W~~	16,521

Total equity attributable to equity holder of the Group		46,040					49,839					53,090
Non-controlling interests		2,252					2,359					2,798

Total liabilities and equity	~~W~~	625,556	~~W~~	3,955		~~W~~	666,681	~~W~~	9,376		~~W~~	678,719	~~W~~	16,521

Net interest spread(5)					1.79%					1.66%					1.55%
Net interest margin(6)					1.94%					1.78%					1.78%
Average asset liability ratio(7)					120.17%					107.67%					108.56%

Notes:

(1)	Average balances are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2021, 2022 and 2023, consists of due from banks at amortized cost and deposits at fair value through profit or loss.
(3)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2021, 2022 and 2023, consist of loans at amortized cost and loans at fair value through profit or loss.

(4)

Average balance and yield on securities are based on book value. Securities as of December 31, 2021, 2022 and 2023, consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income and securities at amortized cost.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2023 compared to 2022 and (ii) 2022 compared to 2021. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2022 to 2023 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	(2)	~~W~~	310	~~W~~	308
Loans:
Retail loans		(134)		1,816		1,682
Corporate loans		338		3,153		3,491
Public and other loans		24		62		86
Loans to banks		45		177		222
Credit card loans		44		139		183

Total loans		317		5,347		5,664

Securities		46		1,306		1,352
Reinsurance contract assets		—		—		—
Other interest-earning assets		—		42		42

Total interest income	~~W~~	361	~~W~~	7,005	~~W~~	7,366

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	(29)	~~W~~	333	~~W~~	304
Savings deposits		(55)		452		397
Time deposits		733		3,549		4,282
Other deposits		(94)		259		165

Total interest-bearing deposits		555		4,593		5,148

Financial liabilities designated at FVTPL		8		1		9
Borrowings		83		874		957
Debt securities issued		(122)		956		834
Insurance contract liabilities		(89)		122		33
Reinsurance contract liabilities		(1)		—		(1)
Other interest-bearing liabilities		(31)		196		165

Total interest expense		403		6,742		7,145

Net increase (decrease) in net interest income	~~W~~	(42)	~~W~~	263	~~W~~	221

	From 2021 to 2022 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks	~~W~~	30	~~W~~	166	~~W~~	196
Loans:
Retail loans		184		1,321		1,505
Corporate loans		572		1,899		2,471
Public and other loans		—		36		36
Loans to banks		1		108		109
Credit card loans		201		(113)		88

Total loans		958		3,251		4,209

Securities		185		630		815
Other interest-earning assets		—		29		29

Total interest income	~~W~~	1,173	~~W~~	4,076	~~W~~	5,249

Increase (decrease) in interest expense
Deposits:
Demand deposits	~~W~~	9	~~W~~	104	~~W~~	113
Savings deposits		5		183		188
Time deposits		239		1,692		1,931
Other deposits		74		163		237

Total interest-bearing deposits		327		2,142		2,469

Financial liabilities designated at FVTPL		1		—		1
Borrowings		76		532		608
Debt securities issued		66		445		511
Insurance contract liabilities		1,672		—		1,672
Reinsurance contract liabilities		1		—		1
Other interest-bearing liabilities		6		153		159

Total interest expense		2,149		3,272		5,421

Net increase (decrease) in net interest income	~~W~~	(976)	~~W~~	804	~~W~~	(172)

Profitability Ratios and Other Data

	For the year ended December 31,
	2021	2022	2023

	(Percentages)
Profit attributable to the Group as a percentage of:
Average total assets(1)	0.66%	0.71%	0.66%
Average total Group equity(1)	8.52	9.54	8.43
Dividend payout ratio(2)	28.28	26.27	28.49
Net interest spread(3)	1.80	1.65	1.55
Net interest margin(4)	1.94	1.78	1.78
Efficiency ratio(5)	86.77	87.33	86.73
Cost-to-income ratio(6)	45.25	43.86	41.38
Cost-to-average assets ratio(1)(7)	5.85	6.58	5.74
Equity to average asset ratio(1)(8)	7.72	7.48	7.82

Notes:

(1)

Average total assets (including average interest-earning assets), liabilities (including average interest-bearing liabilities) and equity are based on (a) daily balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

(2)	Represents the ratio of total dividends declared on common and preferred stock and hybrid bonds as a percentage of profit attributable to the Group.
(3)	Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Represents the ratio of net interest income to average interest-earning assets.
(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	For the year ended December 31,
	2021		2022		2023

	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	36,606	~~W~~	43,875	~~W~~	38,984

Divided by
The sum of net interest income and non-interest income (B)		42,189		50,242		44,949
Net interest income		10,769		10,597		10,818
Non-interest income		31,420		39,645		34,131
Efficiency ratio ((A) as a percentage of (B))		86.77%		87.33%		86.73%

(6)	Represents the ratio of general and administrative expenses to the operating income before general and administrative expenses and provision for credit loss allowance.
(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Represents the ratio of average equity to average total assets.

Results of Operations

2023 Compared to 2022

The following table sets forth, for the periods indicated, the principal components of our operating income.

	For the Year Ended December 31,
	2022		2023		% Change

	(In billions of Won, except percentages)
Net interest income	~~W~~	10,597	~~W~~	10,818	2.1%
Net fees and commission income		2,414		2,647	9.7
Net other operating expense		(7,105)		(7,364)	3.6

Operating income	~~W~~	5,906	~~W~~	6,101	3.3%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	For the Year Ended December 31
	2022		2023		% Change

	(In billions of Won, except percentages)
Interest income:
Cash and due from bank at amortized cost	~~W~~	282	~~W~~	591	109.6%
Deposits at fair value through profit or loss		1		—	(100)
Securities at fair value through profit or loss		924		1,396	51.1
Securities at fair value through other comprehensive income		1,847		2,357	27.6
Securities at amortized cost		692		1,062	53.5
Loans at amortized cost		16,065		21,677	34.9
Loans at fair value through profit or loss		69		121	75.4
Insurance finance interest income		119		240	101.7
Others		93		135	45.2

Total interest income	~~W~~	20,092	~~W~~	27,579	37.3%

Interest expense:
Deposits	~~W~~	4,643	~~W~~	9,791	110.9%
Financial liabilities designated at FVTPL		1		10	900.0
Borrowings		939		1,896	101.9
Debt securities issued		1,901		2,735	43.9
Insurance finance interest expense		1,792		1,945	8.5
Others		219		384	75.3

Total interest expense	~~W~~	9,495	~~W~~	16,761	76.5%

Net interest income	~~W~~	10,597	~~W~~	10,818	2.1%

Net interest margin(1)		1.78%		1.78%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income increased by 37.3% to ~~W~~27,579 billion in 2023 from ~~W~~20,092 billion in 2022, primarily due to a 34.9% increase in interest income on loans at amortized cost to ~~W~~21,677 billion in 2023 from ~~W~~16,065 billion in 2022, largely as a result of an increase in the weighted average base interest rate to 3.49% in 2023 from 2.03% in 2022 resulting from increases in the base interest rate set by the Bank of Korea, as well as an increase in the average balance of loans. The average lending rate on loans increased to 5.26% in 2023 from 3.97% in 2022, principally due to an increase in average lending rates for corporate loans resulting from the higher average market interest rate for 2023 compared to 2022 as discussed above. The average balance of loans increased by 2.0% to ~~W~~414,577 billion in 2023 from ~~W~~406,467 billion in 2022, principally due to an increase in the average balances of corporate loans, which was partially offset by a decrease in the average balances of retail loans, as further described below.

More specifically, the increase in interest income was due to the following:

•

a 27.7% increase in interest on retail loans to ~~W~~7,747 billion in 2023 from ~~W~~6,065 billion in 2022, primarily due to an increase in the average lending rate for retail loans to 5.03% in 2023 from 3.85% in 2022 which was partially offset by a 2.2% decrease in the average balance of retail loans to ~~W~~154,031 billion in 2023 from ~~W~~157,442 billion in 2022. The average lending rate for retail loans increased primarily as a result of the general increase in market interest rates largely driven by increases in the base interest rate set by the Bank of Korea in 2023 as discussed above. The base interest rate set by the Bank of Korea affects the market interest rate for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans. The average balance of retail loans decreased primarily as a result of a decrease in the average volume of household loans and collective loans.

•

a 44.7% increase in interest on corporate loans to ~~W~~11,293 billion in 2023 from ~~W~~7,802 billion in 2022, primarily due to an increase in the average lending rate for corporate loans to 5.11% in 2023 from 3.68% in 2022, as well as a 4.2% increase to the average balance of corporate loans to ~~W~~220,791 billion in 2023 from ~~W~~211,942 billion in 2022. The average lending rate for corporate loans increased primarily as a result of the general increase in market interest rates largely driven by the increase in the base interest rate set by the Bank of Korea in 2023 as discussed above. The average balance of corporate loans increased largely due to corporate customers’ preference for loans over bonds as source of financing resulting from an increase in issuance costs of bonds.

Interest expense. Interest expense increased by 76.5% from ~~W~~9,495 billion in 2022 to ~~W~~16,761 billion in 2023, primarily due to a 110.9% increase in interest expense on deposits from ~~W~~4,643 billion in 2022 to ~~W~~9,791 billion in 2023, as well as a 101.9% increase in interest expense on borrowings from ~~W~~939 billion in 2022 to ~~W~~1,896 billion in 2023.

The increase in interest expense on deposits was due to an increase in the average interest rate of total interest-bearing deposits from 1.26% in 2022 to 2.60% in 2023, as well as a 2.5% increase in the average balance of deposits from ~~W~~368,253 billion in 2022 to ~~W~~377,282 billion in 2023. The increase in the average rate of interest paid on deposits was mainly due to an increase in the average rate of interest paid on time deposits from 2.04% in 2022 to 3.82% in 2023 as well as an increase in the average rate of interest paid on savings deposits from 0.40% in 2022 to 0.86% in 2023. The average rate of interest paid on time deposits and savings deposits increased largely as a result of an increase in the weighted average base interest rate from 2.03% in 2022 to 3.49% in 2023 resulting from increases in the base interest rate set by the Bank of Korea as explained above. The increase in the average balance of deposits was primarily due to an 18.0% increase in the average balance of time deposits, which was largely a result of an increase in amounts deposited by customers in light of higher deposit interest rates.

The increase in interest expense on borrowings was primarily due to an increase in the average interest rate of borrowings from 1.87% in 2022 to 3.49% in 2023, and an 8.2% increase in the average balance of borrowings from ~~W~~50,146 billion in 2022 to ~~W~~54,256 billion in 2023. The average interest rate of borrowings increased principally as a result of higher average market interest rates for 2023 compared to 2022 as described above. The average balance of borrowings increased as we incurred additional borrowings to invest in bonds, in anticipation of expected decrease in market interest rates.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin remained consistent at 1.78% in both 2022 and 2023. Interest income and interest expense increased substantially in 2023, primarily due to the rise in the weighted average base interest rate as discussed above.

Net interest spread. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased by 11 basis points from 1.66% in 2022 to 1.55% in 2023, as the average rate of interest on interest-bearing liabilities increased by 126 basis points from 1.69% in 2022 to 2.95% in 2023 and the average rate of interest on interest-earning assets increased by 115 basis points from 3.35% in 2022 to 4.50% in 2023. The average rate of interest on interest-bearing liabilities increased primarily due to a 134 basis point increase in the average interest rate on deposits. The average rate of interest on interest-earning assets increased primarily due to a 129 basis point increase in the average interest rates on loans, which was mainly due to the increased average interest rate on corporate loans. The average rate of corporate loans increased largely as a result of the increase in the base interest rate during 2023 as discussed above.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	For the Year Ended December 31,
	2022		2023		% Change

	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	68	~~W~~	76	11.8%
Commission received as electronic charge receipt		148		146	(1.4)
Brokerage fees		340		369	8.5
Commission received as agency		136		134	(1.5)
Investment banking fees		233		165	(29.2)
Commission received in foreign exchange activities		295		296	0.3
Trust management fees		308		300	(2.6)
Credit card fees		1,202		1,378	14.6
Operating lease fees		478		600	25.5
Others		677		711	5.0

Total fees and commission income	~~W~~	3,885	~~W~~	4,175	7.5%

Fees and commission expense:
Credit-related fees	~~W~~	37	~~W~~	46	24.3%
Credit card fees		896		930	3.8
Others		538		552	2.6

Total fees and commission expense	~~W~~	1,471	~~W~~	1,528	3.9%

Net fees and commission income	~~W~~	2,414	~~W~~	2,647	9.7%

Net fees and commission income increased by 9.7% from ~~W~~2,414 billion in 2022 to ~~W~~2,647 billion in 2023 primarily due to increases in credit card fees income and operating lease fees income.

Credit card fees income increased by 14.6% from ~~W~~1,202 billion in 2022 to ~~W~~1,378 billion in 2023 as a result of increased credit card usage due to increased membership.

Operating lease fees income increased by 25.5% from ~~W~~478 billion in 2022 to ~~W~~600 billion in 2023 primarily due to an increase in the volume of Won-denominated operating leases. Operating leases increased primarily due to Shinhan Card’s increased focus on marketing automobile lease financings as part of its profit diversification strategy.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	For the Year Ended December 31,
	2022		2023		% Change

	(In billions of Won, except percentages)
Net insurance income	~~W~~	1,046	~~W~~	1,114	6.5%
Net insurance finance income (expenses)		808		(516)	N/M
Dividend income		178		181	1.7
Net gain (loss) on financial instruments at fair value through profit or loss		(1,161)		2,494	N/M
Net gain (loss) on financial instruments designated at fair value through profit or loss		577		(438)	N/M
Net foreign currency transaction gain		245		257	4.9
Net loss on disposal of securities at fair value through other comprehensive income		(161)		(130)	(19.3)
Provision for credit loss allowance		(1,292)		(2,245)	73.8
General and administrative expenses		(5,645)		(5,895)	4.4
Other operating expenses, net		(1,700)		(2,186)	28.6

Net other operating expenses	~~W~~	(7,105)	~~W~~	(7,364)	3.6%

N/M = not meaningful

Net other operating expense increased by 3.6% from ~~W~~7,105 billion in 2022 to ~~W~~7,364 billion in 2023, primarily as a result of recognizing net insurance finance expenses of ~~W~~516 billion in 2023 compared to net insurance finance income of ~~W~~808 billion in 2022 as well as recognizing net loss on financial instruments designated at fair value through profit or loss of ~~W~~438 billion in 2023 compared to net gain on financial instruments designated at fair value through profit or loss of ~~W~~577 billion in 2022. We recognized net insurance finance expenses in 2023 compared to net insurance finance income in 2022 primarily due to a recovery in stock market indices in 2023 which led to our recognition of net gain on financial instruments at fair value through profit or loss in 2023 compared to net loss on financial instruments at fair value through profit or loss in 2022. Such recognition of net gain on financial instruments at fair value through profit or loss in 2023 led to a corresponding increase in investment contract liabilities to investors under our variable insurance funds, resulting in our recognition of net insurance finance expenses in 2023. In addition we recognized net loss on financial instruments designated at fair value through profit or loss in 2023 compared to net gain on financial instruments designated at fair value through profit or loss in 2022 primarily due to a decrease in asset values caused by rising interest rates in 2023. Such increases in other operating expense were partially offset by our recognition of net gain on financial instruments designated at fair value through profit or loss in 2023 due to a recovery in stock market indices as mentioned above.

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the provisions for credit loss allowance by type of financial asset.

	For the Year Ended December 31,
	2022		2023		% Change

	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	425	~~W~~	482	13.4%
Corporate		248		906	265.3
Credit card		565		724	28.1
Others		6		2	(66.7)

Subtotal		1,244		2,114	69.9
Securities(1)		(4)		3	N/M
Others		52		128	146.2

Total provision for credit loss allowance on financial assets	~~W~~	1,292	~~W~~	2,245	73.8%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance on financial assets increased by 73.8% from ~~W~~1,292 billion in 2022 to ~~W~~2,245 billion in 2023 principally due to a 69.9% increase in credit loss allowance on loans from ~~W~~1,244 billion in 2022 to ~~W~~2,114 billion in 2023. Our allowance for credit losses on loans increased primarily due to an increase in allowance for credit losses on corporate loans and credit card loans. Provision for credit loss allowance for corporate loans increased in 2023 as we preemptively recognized credit loss allowance in light of real estate project financing risks. Provision for credit loss allowance for credit card loans increased in 2023 primarily due to an increase in overall delinquency rates compared to 2022.

Income Tax Expense

Income tax expense decreased by 7.7% from ~~W~~1,611 billion in 2022 to ~~W~~1,487 billion in 2023 primarily as a result of a decrease in profit before income taxes by 6.3% to ~~W~~5,965 billion in 2023 from ~~W~~6,367 billion in 2022. Our effective rate of income tax decreased to 24.9% in 2023 from 25.3% in 2022.

Profit for the Year

As a result of the foregoing, our profit for the year decreased by 5.8% from ~~W~~4,756 billion in 2022 to ~~W~~4,478 billion in 2023.

Other Comprehensive Income (loss) for the Year

	For the Year Ended December 31,
	2022		2023		% Change

	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Net gain (loss) on securities at fair value through other comprehensive income	~~W~~	(5,929)	~~W~~	3,163	N/M	%
Equity in other comprehensive income (loss) of associates		(16)		7	N/M
Foreign currency translation adjustments for foreign operations		15		(6)	N/M
Net change in unrealized fair value of cash flow hedges		(70)		61	N/M
Net finance income (expense) on insurance contract assets (liabilities)		4,706		(2,172)	N/M
Net finance income (expense) on reinsurance contract assets (liabilities)		34		(21)	N/M

		(1,260)		1,032	N/M
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)		252		(201)	N/M
Valuation gain on securities at fair value through other comprehensive income		5		8	60.0
Gain (loss) on disposal of securities at fair value through other comprehensive income		2		(3)	N/M
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		(4)		9	N/M

		255		(187)	N/M

Total other comprehensive income (loss), net of income tax	~~W~~	(1,005)	~~W~~	845	N/M	%

N/M = not meaningful

We recognized other comprehensive income of ~~W~~845 billion in 2023 compared to other comprehensive loss of ~~W~~1,005 billion in 2022, primarily due to recognizing valuation gain on securities at fair value through other comprehensive income, that may be reclassified subsequently to profit or loss, of ~~W~~3,163 billion in 2023 compared to valuation loss on securities at fair value through other comprehensive income, that may be reclassified subsequently to profit or loss, of ~~W~~5,929 billion in 2022, which was partially offset by recognizing net finance expense on insurance contract assets (liabilities) of ~~W~~2,172 billion in 2023 compared to net finance income on insurance contract assets (liabilities) of ~~W~~4,706 billion in 2022. We recognized valuation gain on securities at fair value through other comprehensive income, that may be reclassified subsequently to profit or loss, in 2023 compared to valuation loss on securities at fair value through other comprehensive income, that may be reclassified subsequently to profit or loss, in 2022 due to a significant increase in gain on valuation of government bonds in 2023 compared to 2022 due to appreciation in government bond values amidst volatility and fluctuations in financial markets. We recognized net finance expense on insurance contract assets (liabilities) in 2023 compared to net finance income on insurance contract assets (liabilities) in 2022 primarily due to a recovery in stock market indices in 2023 which led to our recognition of net gain on securities at fair value through other comprehensive income in 2023 compared to net loss on securities at fair value through other comprehensive income in 2022. Such recognition of net gain on securities at fair value through other comprehensive income in 2023 led to a corresponding increase in investment contract liabilities to investors under our variable insurance funds, resulting in our recognition of net finance expense on insurance contract assets (liabilities) in 2023.

2022 Compared to 2021

The following table sets forth, for the periods indicated, the principal components of our operating income.

	For the year ended December 31,
	2021		2022				% Change

	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 4)
	(In billions of Won, except percentages)
Net interest income	~~W~~	10,769	~~W~~	12,464	~~W~~	10,597	15.7%
Net fees and commission income		2,675		2,526		2,414	(5.6)
Net other operating income (expense)		(7,492)		(9,102)		(7,105)	21.5

Operating income	~~W~~	5,952	~~W~~	5,888	~~W~~	5,906	(1.1)%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	For the year ended December 31,
	2021		2022				% Change

	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 4)
	(In billions of Won, except percentages)
Interest income:
Cash and due from bank at amortized cost	~~W~~	86	~~W~~	273	~~W~~	282	217.4%
Deposits at fair value through profit or loss		1		1		1	—
Securities at fair value through profit or loss		660		871		924	32.0
Securities at fair value through other comprehensive income		896		1,209		1,847	34.9
Securities at amortized cost		1,092		1,275		692	16.8
Loans at amortized cost		11,890		16,317		16,065	37.2
Loans at fair value through profit or loss		35		69		69	97.1
Insurance finance interest income		—		—		119	N/M
Others		64		94		93	46.9

Total interest income	~~W~~	14,724	~~W~~	20,109	~~W~~	20,092	36.6%

Interest expense:
Deposits	~~W~~	2,174	~~W~~	4,643	~~W~~	4,643	113.6%
Financial liabilities designated at FVTPL		—		1		1	N/M
Borrowings		331		939		939	183.7
Debt securities issued		1,390		1,901		1,901	36.8
Insurance finance interest expense		—		—		1,792	N/M
Others		60		161		219	168.3

Total interest expense	~~W~~	3,955	~~W~~	7,645	~~W~~	9,495	93.3%

Net interest income	~~W~~	10,769	~~W~~	12,464	~~W~~	10,597	15.7%

Net interest margin(1)		1.94%		2.08%		1.78%

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income increased by 36.5% in 2022 from ~~W~~14,724 billion in 2021 to ~~W~~20,092 billion in 2022. The application of IFRS 17 on interest income in 2022 results in interest income decreasing by ~~W~~17 billion from ~~W~~20,109 billion under IFRS 4 to ~~W~~20,092 billion under IFRS 17.

Under IFRS 4, interest income increased by 36.6% to ~~W~~20,109 billion in 2022 from ~~W~~14,724 billion in 2021, primarily due to a 37.2% increase in interest income on loans at amortized cost to ~~W~~16,317 billion in 2022 from ~~W~~11,890 billion in 2021, largely as a result of an increase in the weighted average base interest rate to 2.03% in 2022 from 0.61% in 2021 resulting from increases in the base interest rate set by the Bank of Korea, as well as an increase in the average balance of loans. The average lending rate on loans increased to 3.99% in 2022 from 3.15% in 2021, principally due to an increase in average lending rates for retail loans resulting from the higher average market interest rate for 2022 compared to 2021 as discussed above. The average balance of loans at amortized cost increased by 8.5% to ~~W~~410,772 billion in 2022 from ~~W~~378,565 billion in 2021, principally due to increases in the average balances of retail loans and corporate loans as further described below.

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

•

a 49.9% increase in interest on corporate loans to ~~W~~7,989 billion in 2022 from ~~W~~5,331 billion in 2021, primarily due to an increase in the average lending rate for corporate loans to 3.70% in 2022 from 2.77% in 2021, as well as a 12.1% increase to the average balance of corporate loans to ~~W~~216,119 billion in 2022 from ~~W~~192,743 billion in 2021. The average lending rate for corporate loans increased primarily as a result of the general increase in market interest rates largely driven by the increases in the base interest rate set by the Bank of Korea in 2022 as discussed above. The average balance of corporate loans increased principally due to the policies to support small-and medium-sized enterprises amidst the prolonged COVID-19 pandemic and their efforts to secure funds.

Interest expense. Interest expense increased by 140.1% in 2022 from ~~W~~3,955 billion in 2021 to ~~W~~9,495 billion in 2022. The application of IFRS 17 on interest expense in 2022 results in interest expense increasing by ~~W~~1,850 billion from ~~W~~7,645 billion under IFRS 4 to ~~W~~9,495 billion under IFRS 17.

Under IFRS 4, interest expense increased by 93.3% from ~~W~~3,955 billion in 2021 to ~~W~~7,645 billion in 2022, primarily due to a 113.6% increase in interest expense on deposits from ~~W~~2,174 billion in 2021 to ~~W~~4,643 billion in 2022, as well as a 183.7% increase in interest expense on borrowings from ~~W~~331 billion in 2021 to ~~W~~939 billion in 2022.

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

The increase in interest expense on borrowings was primarily due to an increase in the average interest rate of borrowing from 0.79% in 2021 to 1.87% in 2022, and a 19.6% increase in the average balance of borrowings from ~~W~~41,923 billion in 2021 to ~~W~~50,146 billion in 2022. The average interest rate of borrowings increased principally as a result of higher average market interest rates for 2022 compared to 2021 as described above.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Net interest margin decreased from 1.94% in 2021 to 1.78% in 2022. The application of IFRS 17 on net interest margin in 2022 results in net interest margin decreasing by 30 basis points from 2.08% under IFRS 4 to 1.78% under IFRS 17.

Under IFRS 4, our overall net interest margin increased by 14 basis points from 1.94% in 2021 to 2.08% in 2022, largely due an increase in net interest income based on increase in the weighted average base interest rate from to 2.03% in 2022 from 0.61% in 2021 resulting from increases in the base interest rate set by the Bank of Korea, which outpaced an increase in the average volume of interest-earning assets.

Net interest spread. Net interest spread represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities. Net interest spread decreased from 1.79% in 2021 to 1.66% in 2022. The application of IFRS 17 on net interest spread in 2022 results in net interest spread decreasing by 19 basis points from 1.85% under IFRS 4 to 1.66% under IFRS 17.

Under IFRS 4, net interest spread increased by 6 basis points from 1.79% in 2021 to 1.85% in 2022 due to a 65 basis point increase in the average rate of interest on interest-bearing liabilities from 0.86% in 2021 to 1.51% in 2022 and a 71 basis point increase in the average rate of interest on interest-earning assets from 2.65% in 2021 to 3.36% in 2022. The average rate of interest on interest-bearing liabilities increased primarily due to a 61 basis point increase in the average interest rate on deposits. The average rate of interest on interest-earning assets increased primarily due to an 84 basis point increase in the average interest rates on loans, which was mainly due to the increased average interest rate on corporate loans. The average rate of corporate loans increased largely as a result of the increases in the base interest rate as discussed above.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	For the year ended December 31,
	2021 (IFRS 4)		2022				% Change (IFRS 4)
			(IFRS 4)		(IFRS 17)

	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	71	~~W~~	68	~~W~~	68	(4.2)%
Commission received as electronic charge receipt		149		148		148	(0.7)
Brokerage fees		577		342		340	(40.7)
Commission received as agency		147		136		136	(7.5)
Investment banking fees		189		233		233	23.3
Commission received in foreign exchange activities		272		295		295	8.5
Trust management fees		310		308		308	(0.6)
Credit card fees		1,175		1,202		1,202	2.3
Operating lease fees		365		478		478	31.0
Others		885		901		677	1.8

Total fees and commission income	~~W~~	4,140	~~W~~	4,111	~~W~~	3,885	(0.7)%

	For the year ended December 31,
	2021 (IFRS 4)		2022				% Change (IFRS 4)
			(IFRS 4)		(IFRS 17)

	(In billions of Won, except percentages)
Fees and commission expense:
Credit-related fees	~~W~~	39	~~W~~	37	~~W~~	37	(5.1)%
Credit card fees		837		896		896	7.0
Others		589		652		538	(10.7)

Total fees and commission expense	~~W~~	1,465	~~W~~	1,585	~~W~~	1,471	8.2%

Net fees and commission income	~~W~~	2,675	~~W~~	2,526	~~W~~	2,414	(5.6)%

Net fees and commission income decreased by 9.8% in 2022 from ~~W~~2,675 billion in 2021 to ~~W~~2,414 billion in 2022. The application of IFRS 17 on net fees and commission income in 2022 results in net fees and commission income decreasing by ~~W~~112 billion from ~~W~~2,526 billion under IFRS 4 to ~~W~~2,414 billion under IFRS 17.

Under IFRS 4, net fees and commission income decreased by 5.6% from ~~W~~2,675 billion in 2021 to ~~W~~2,526 billion in 2022 primarily due to decreases in brokerage fees and an increase in credit card fee expenses, which was partially offset by an increase in operating lease fees.

Brokerage fees decreased due to a decrease in daily average stock trading volume resulting from the stock market slump in Korea during the current period. Fee expense on credit cards increased principally due to the expansion of overseas credit card business of Shinhan Card. Operating lease fees income increased as the average balance of operating leased assets of Shinhan Card increased due to Shinhan Card’s increased focus on marketing automobile lease financings as part of its profit diversification strategy.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net operating expense.

	For the year ended December 31,
	2021 (IFRS 4)		2022				% Change (IFRS 4)
			(IFRS 4)		(IFRS 17)
	(In billions of Won, except percentages)
Net insurance income (expenses)	~~W~~	(775)	~~W~~	(827)	~~W~~	1,046	6.7%
Net insurance finance income (expenses)		—		—		808	N/M
Dividend income		125		143		178	14.4
Net gain (loss) on financial instruments at fair value through profit or loss		1,104		(304)		(1,161)	N/M
Net gain on financial instruments at fair value through profit or loss (overlay approach)		43		313		—	627.9
Net gain (loss) on financial instruments designated at fair value through profit or loss		(88)		577		577	N/M
Net foreign currency transaction gain		223		180		245	(19.3)
Net gain (loss) on disposal of securities at fair value through other comprehensive income		86		(127)		(161)	N/M
Provision for credit loss allowance		(975)		(1,292)		(1,292)	32.5
General and administrative expenses		(5,744)		(6,014)		(5,645)	4.7
Other operating expenses, net		(1,491)		(1,751)		(1,700)	17.4

Net other operating expenses	~~W~~	(7,492)	~~W~~	(9,102)	~~W~~	(7,105)	21.5%

N/M = not meaningful

Net other operating expenses decreased by 5.2% in 2022 from ~~W~~7,492 billion in 2021 to ~~W~~7,105 billion in 2022. The application of IFRS 17 on net other operating expenses in 2022 results in net other operating expenses decreasing by ~~W~~1,997 billion from ~~W~~9,102 billion under IFRS 4 to ~~W~~7,105 billion under IFRS 17.

Under IFRS 4, net other operating expenses increased by 21.5% from ~~W~~7,492 billion in 2021 to ~~W~~9,102 billion in 2022, primarily as a result of recognizing net loss on financial instruments at fair value through profit or loss of ~~W~~304 billion in 2022 compared to net gain on financial instruments at fair value through profit or loss of ~~W~~1,104 billion in 2021 and an increase in general and administrative expense by 4.7% from ~~W~~5,744 billion in 2021 to ~~W~~6,014 billion in 2022. Net loss on financial instruments at fair value through profit or loss was recognized primarily due to an increase in losses on sales and valuation of debt securities because of the rise in the benchmark interest rates. General and administrative expense increased primarily due to increases in salary, recruitment of new employees, management performance bonus payments and advertising expenses.

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the provisions for credit loss allowance by type of financial asset.

	For the year ended December 31,
	2021		2022				% Change
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 4)

	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	164	~~W~~	425	~~W~~	425	159.1%
Corporate		330		248		248	(24.8)
Credit card		415		565		565	36.1
Others		(2)		6		6	N/M

Subtotal		907		1,244		1,244	37.2
Securities(1)		26		(4)		(4)	N/M
Others		42		52		52	23.8

Total provision for credit loss allowance on financial assets	~~W~~	975	~~W~~	1,292	~~W~~	1,292	32.5%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance on financial assets increased by 32.5% in 2022 from ~~W~~975 billion in 2021 to ~~W~~1,292 billion in 2022. The application of IFRS 17 on provision for credit loss allowance on financial assets in 2022 results in provision for credit loss allowance on financial assets decreasing by ~~W~~0.5 billion from ~~W~~1,292.3 billion under IFRS 4 to ~~W~~1,291.8 billion under IFRS 17.

Under IFRS 4, provision for credit loss allowance increased by 32.5% from ~~W~~975 billion in 2021 to ~~W~~1,292 billion in 2022 principally due to a 37.2% increase in credit loss allowance on loans from ~~W~~907 billion in 2021 to ~~W~~1,244 billion in 2022. Our allowance for credit losses on loans increased primarily due to an increase in allowance for credit losses on retail loans. Provision for credit loss allowance for retail loans increased in 2022 primarily due to a revised method in evaluating forward-looking information to estimate provision for credit loss allowance for prolonged COVID-19 and economic uncertainties (such as adding “Worst” scenario in addition to “Upside”, “Central” and “Downside” scenarios).

Income Tax Expense

Income tax expense increased by 9.5% in 2022 from ~~W~~1,471 billion in 2021 to ~~W~~1,611 billion in 2022. The application of IFRS 17 on income tax expense in 2022 results in income tax expense decreasing by ~~W~~6 billion from ~~W~~1,617 billion under IFRS 4 to ~~W~~1,611 billion under IFRS 17.

Under IFRS 4, income tax expense increased by 9.9% from ~~W~~1,471 billion in 2021 to ~~W~~1,617 billion in 2022 primarily as a result of an increase in profit before income taxes by 13.7% to ~~W~~6,349 billion in 2022 from ~~W~~5,584 billion in 2021. Our effective rate of income tax decreased to 25.5% in 2022 from 26.4% in 2021.

Profit for the Year

Profit for the year increased by 15.6% in 2022 from ~~W~~4,113 billion in 2021 to ~~W~~4,756 billion in 2022. The application of IFRS 17 on profit for the year in 2022 results in profit for the year increasing by ~~W~~24 billion from ~~W~~4,732 billion under IFRS 4 to ~~W~~4,756 billion under IFRS 17.

Under IFRS 4, as a result of the foregoing, our profit for the year increased by 15.0% from ~~W~~4,113 billion in 2021 to ~~W~~4,732 billion in 2022.

Other Comprehensive Income (loss) for the Year

	For the year ended December 31,
	2021		2022				% Change
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 4)

	(In billions of Won, except percentages)
Items that are or may be reclassified to profit or loss:
Net loss on financial assets at fair value through other comprehensive income	~~W~~	(880)	~~W~~	(2,448)	~~W~~	(5,929)	178.2%
Net loss on financial instruments at fair value through profit or loss (overlay approach)		(20)		(220)		—	1000.0
Equity in other comprehensive income (loss) of associates		3		(16)		(16)	N/M
Foreign currency translation adjustments for foreign operations		252		14		15	(94.4)
Net change in unrealized fair value of cash flow hedges		22		(70)		(70)	N/M
Net finance income on insurance contract assets (liabilities)		—		—		4,706	N/M
Net finance income on reinsurance contract assets (liabilities)		—		—		34	N/M
Other comprehensive loss of separate account		(41)		(113)		—	175.6

		(664)		(2,853)		(1,260)	329.7
Items that will not be reclassified to profit or loss:
Remeasurements of the defined benefit liability		43		252		252	486.0
Valuation gain on financial assets at fair value through other comprehensive income		35		5		5	(85.7)
Loss on disposal of financial assets at fair value through other comprehensive income		(29)		2		2	N/M
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		(3)		(4)		(4)	33.3

		46		255		255	454.3

Total other comprehensive loss, net of income tax	~~W~~	(618)	~~W~~	(2,598)	~~W~~	(1,005)	320.4%

N/M = not meaningful

Other comprehensive loss increased by 62.6% in 2022 from ~~W~~618 billion in 2021 to ~~W~~1,005 billion in 2022. The application of IFRS 17 on other comprehensive loss in 2022 results in other comprehensive loss decreasing by ~~W~~1,593 billion from ~~W~~2,598 billion under IFRS 4 to ~~W~~1,005 billion under IFRS 17.

Under IFRS 4, other comprehensive loss increased by 320.4% from ~~W~~618 billion in 2021 to ~~W~~2,598 billion in 2022, primarily due to an increase in net loss on financial asset at fair value through other comprehensive income by 178.2% from ~~W~~880 billion in 2021 to ~~W~~2,448 billion in 2022, which was partially offset by an increase in remeasurements of the net defined benefit liabilities. Net loss on financial assets at fair value through other comprehensive income increased, primarily due to fluctuations in interest rates and stock prices. Remeasurements of the net defined benefit liabilities increased by 486.0% from ~~W~~43 billion in 2021 to ~~W~~252 billion in 2022, primarily due to an increase in actuarial gain resulting from changes in financial assumptions.

Results by Principal Business Segment

As of December 31, 2023, we were organized into six major business segments as follows:

•	commercial banking services, which are principally provided by Shinhan Bank:

•	credit card services, which are principally provided by Shinhan Card;

•	securities services, which are provided by Shinhan Securities;

•	insurance services, which are principally provided by Shinhan Life Insurance;

•	credit services, which are provided by Shinhan Capital; and

•	other services that do not belong to above business segments.

We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We categorize our operating segments according to a business based approach. See Note 8 of the notes to our consolidated financial statements included in this annual report.

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	For the Year Ended December 31,								% Change
	2021		2022				2023		2021/2022	2022/2023

	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(In billions of Won, except percentages)
Banking	~~W~~	3,478	~~W~~	4,060	~~W~~	4,060	~~W~~	4,010	16.7%	(1.2)%
Credit card		1,021		880		880		933	(13.8)	6.0
Securities		577		121		121		253	(79.0)	109.1
Insurance		552		603		539		651	9.2	20.8
Credit		341		349		349		343	2.3	(1.7)
Others		260		173		173		341	(33.5)	97.1
Consolidation adjustment(1)		(277)		(298)		(216)		(430)	7.6	99.1

Total operating income	~~W~~	5,952	~~W~~	5,888	~~W~~	5,906	~~W~~	6,101	(1.1)%	3.3%

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

Banking Services

The banking services segment offers commercial banking and related services and includes: (i) retail banking, which consists of banking and other services provided primarily through the retail branches of Shinhan Bank and Jeju Bank to individuals and households; (ii) corporate banking, which consists of corporate banking products and services provided through Shinhan Bank’s corporate banking branches to its corporate customers, most of which are small-and medium-sized enterprises and large corporations, including members of the chaebol groups; (iii) international banking, which primarily consists of the operations of Shinhan Bank’s overseas subsidiaries and branches; and (iv) other banking, which primarily consists of treasury business for our banking business (including internal asset and liability management and other non-deposit funding activities), securities investing and trading and derivatives trading, as well as administration of our overall banking operations.

The table below provides the income statement data for our banking services segment for the periods indicated.

	For the Year Ended December 31,						% Change
	2021		2022		2023		2021/2022	2022/2023

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	6,738	~~W~~	8,359	~~W~~	8,548	24.1%	2.3%
Net fees and commission income (expense)		818		801		748	(2.1)	(6.6)
Net other income (expense)		(4,078)		(5,100)		(5,286)	25.1	3.6

Operating income (expense)	~~W~~	3,478	~~W~~	4,060	~~W~~	4,010	16.7%	(1.2)%

Comparison of 2023 to 2022

Operating income for banking services decreased by 1.2% from ~~W~~4,060 billion in 2022 to ~~W~~4,010 billion in 2023.

Net interest income increased by 2.3% from ~~W~~8,359 billion in 2022 to ~~W~~8,548 billion in 2023 primarily due to increases in net interest income for corporate banking, international banking and other banking services, which was partially offset by a decrease in net interest income for retail banking. More specifically:

•

Net interest income for retail banking decreased by 3.2% from ~~W~~4,727 billion in 2022 to ~~W~~4,577 billion in 2023 primarily due to a decrease in the average volume of retail loans to ~~W~~154,031 billion in 2023 from ~~W~~157,442 billion in 2022 despite an increase in the Bank’s net interest margin. The average volume of retail loans decreased largely due to a decrease in household loans and collective loans.

•

Net interest income for corporate banking increased by 1.6% from ~~W~~3,421 billion in 2022 to ~~W~~3,476 billion in 2023 primarily due to a 4.2% increase in the average balance of corporate loans to ~~W~~220,791 billion in 2023 from ~~W~~211,942 billion in 2022, as well as an increase in the average lending rate for corporate loans to 5.11% in 2023 from 3.68% in 2022. The average volume of corporate loans increased largely due to corporate customers’ preference for loans over bonds as source of financing resulting from an increase in issuance costs of bonds. The increase in our net interest margin was largely due to an increase in the weighted average base interest rate to 3.49% in 2023 from 2.03% in 2022.

•

Net interest income for international banking increased by 5.6% from ~~W~~1,063 billion in 2022 to ~~W~~1,122 billion in 2023 primarily due to an increase in interest income resulting from an increase in interest rates in Vietnam and Indonesia.

•

For other banking, net interest expense decreased by 26.4% from ~~W~~852 billion in 2022 to ~~W~~627 billion in 2023 primarily due to an increase in interest income on securities held by the securities management department of Shinhan Bank.

Net fees and commission income decreased by 6.6% from ~~W~~801 billion in 2022 to ~~W~~748 billion in 2023 primarily due to a decrease in net fees and commissions for other banking services, which was offset in part by an increase in net fees and commissions for international banking services. Net fees and commissions for other banking services decreased primarily due to an increase in commission expenses related to foreign currency procurement and foreign currency covered bonds. Net fees and commission income for international banking increased primarily due to an increase in credit card fees in Vietnam and an increase in credit placement fees in Japan.

Net other expense increased by 3.6% from ~~W~~5,100 billion in 2022 to ~~W~~5,286 billion in 2023 primarily due to an increase in net other expense for other banking and retail banking services. Net other expense for other banking services increased mainly due to a transfer of other expenses from Shinhan Bank’s corporate banking segment to the other banking segment in connection with its internal operations and department structure changes, and also partly due to an increase in employee benefits expenses and fixed expenses. The increase in net other expense for retail banking services was principally due to an increase in allowance for credit loss in anticipation of the discontinuation of COVID-19 financial support programs and economic uncertainty.

Comparison of 2022 to 2021

Operating income for banking services increased by 16.7% from ~~W~~3,478 billion in 2021 to ~~W~~4,060 billion in 2022.

Net interest income increased by 24.1% from ~~W~~6,738 billion in 2021 to ~~W~~8,359 billion in 2022 primarily due to increases in net interest income for retail banking and corporate banking services. More specifically:

•

Net interest income for retail banking increased by 68.9% from ~~W~~2,799 billion in 2021 to ~~W~~4,727 billion in 2022 primarily due to an increase in the average volume of retail loans to W157,570 billion in 2022 from ~~W~~151,535 billion in 2021 as well as an increase in net interest margin. The average volume of retail loans increased largely due to an increase in home mortgage loans. The increase in our net interest margin was largely due to an increase in the weighted average base interest rate to 2.03% in 2022 from 0.61% in 2021 resulting from increases in the base interest rate set by the Bank of Korea.

•

Net interest income for corporate banking increased by 36.0% from ~~W~~2,515 billion in 2021 to ~~W~~3,421 billion in 2022 primarily due to a 12.4% increase in the average balance of corporate loans to ~~W~~187,318 billion in 2022 from ~~W~~166,696 billion in 2021, as well as an increase in the average lending rate for corporate loans to 3.50% in 2022 from 2.55% in 2021. The average volume of corporate loans increased largely as a result of the policies to support small- and medium-sized enterprises amidst the prolonged COVID-19 pandemic. The average lending rate for corporate loans increased primarily as a result of the general increase in market interest rates largely driven by the increases in the base interest rate by the Bank of Korea in 2022 as discussed above.

•

Net interest income for international banking increased by 22.9% from ~~W~~865 billion in 2021 to ~~W~~1,063 billion in 2022 primarily due to an increase in the average balance of loans extended by our overseas subsidiaries, especially in Japan and Vietnam and the strengthening of the Vietnamese Dong against the Korean Won.

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

	For the Year Ended December 31,						% Change
	2021		2022		2023		2021/2022	2022/2023

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,799	~~W~~	1,798	~~W~~	1,895	(0.1)%	5.4%
Net fees and commission income (expense)		635		702		969	10.6	38.0
Net other income (expense)		(1,413)		(1,620)		(1,931)	14.6	19.2

Operating income (expense)	~~W~~	1,021	~~W~~	880	~~W~~	933	(13.8)%	6.0%

Comparison of 2023 to 2022

Operating income for the credit card business increased by 6.0% from ~~W~~880 billion in 2022 to ~~W~~933 billion in 2023.

Net interest income increased by 5.4% from ~~W~~1,798 billion in 2022 to ~~W~~1,895 billion in 2023 primarily due to an increase in interest income on loans at amortized cost including credit card loans and installment finance loans, and loans denominated in Korean Won. The increase in interest income on credit card loans was mainly attributable to the impact of decrease in card loan prepayments and increase in loan maturity extensions. The increase in interest income on installment finance loans was mainly attributable to the increase in foreign currency installment finance loans in Kazakhstan. In addition, the increase in interest income on loans denominated in Korean Won was due to the increase in the average balance of loans denominated in Korean Won primarily in the form of working capital loans. The increase in net interest income was partially offset by an increase in interest expenses on debt securities issued and borrowings. The increase in interest expenses on debt securities issued was mainly attributable to the rising interest rates even though the average balance of general corporate bonds decreased. Interest expense on borrowings increased primarily due to an increase in the amount of long-term borrowings.

Net fees and commission income increased by 38.0% from ~~W~~702 billion in 2022 to ~~W~~969 billion in 2023 primarily as a result of an increase in fees and commission income from lease operations and, to a lesser extent, an increase in fees income on credit cards. Fees and commission income from lease operations increased primarily due to an increase in the average balance of operating leased assets resulting from customers’ expansion of operating leases. The increase in fees income on credit cards was mainly due to an overall increase in fees income (excluding revolving credit sales payment fee income) resulting from an increase in the number of credit card members. The increase in net fees and commission income was partially offset by an increase in fee expense on credit cards. Fee expense on credit cards increased principally due to an increase in foreign currency credit card payment fee expense.

Net other expense increased by 19.2% from ~~W~~1,620 billion in 2022 to ~~W~~1,931 billion in 2023, primarily due to an increase in bad debt expenses resulting from high delinquency roll rate and, to a lesser extent, an increase in other operating expense resulting from increases in loss on hedging items and depreciation expenses on lease assets. Also, net other expense was due to an increase in general and administrative expenses from increase in employee benefits. Such increase in net other expense was offset by an increase in gains on valuation and sale of financial instruments at fair value through profit or loss, and decrease in foreign exchange transaction net loss due to lower foreign currency exchange rate (U.S. Dollar to Korean Won) in 2023 compared to 2022.

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

Securities Services

Securities services segment primarily reflects securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Securities, our principal securities brokerage subsidiary.

	For the Year Ended December 31,						% Change
	2021		2022		2023		2021/2022	2022/2023

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	517	~~W~~	428	~~W~~	444	(17.2)%	3.7%
Net fees and commission income (expense)		602		485		500	(19.4)	3.1
Net other income (expense)		(542)		(792)		(691)	46.1	(12.8)

Operating income (expense)	~~W~~	577	~~W~~	121	~~W~~	253	(79.0)%	109.1%

Comparison of 2023 to 2022

Operating income for securities services increased by 109.1% from ~~W~~121 billion in 2022 to ~~W~~253 billion in 2023.

Net interest income increased by 3.7% from ~~W~~428 billion in 2022 to ~~W~~444 billion in 2023, as increase in interest income, outpaced increase in interest expenses. Interest income increased from ~~W~~942 billion in 2022 to ~~W~~1,399 billion in 2023, primarily due to an increase in interest income on cash and amortized cost measurement deposits, securities at fair value through profit or loss, and loans at amortized cost. Interest income on cash and amortized cost measurement deposits increased primarily due to an increase in the average balance of time deposits denominated in Korean Won. Even though the average balance of time deposits denominated in foreign currency decreased, the interest income on the time deposits denominated in foreign currency increased due to overall increase in interest rates in 2023. Interest income on securities at fair value through profit or loss increased primarily due to an increase in interest income on financial institution bonds and corporation bonds. This was mainly due to increases in the average balance and proportion of bond investments in 2023 in anticipation of expected decrease in market interest rates. The interest income on loans at amortized cost increased mainly due to the interest income on loans denominated in Korean Won resulting from increased demand from customers for securities-secured loans as well as increase in interest rates. The interest income on loans at fair value through profit or loss increased due to a increase in loans related to other facilities in foreign currency in accordance with fund supplement agreements. On the other hand, interest expenses increased from ~~W~~514 billion in 2022 to ~~W~~955 billion in 2023, primarily due to an increase in interest expense on deposit liabilities and borrowing debts. The increase in interest expense on deposit liabilities increased due to an increase in consignor deposits usage fees rates despite a decrease in the average balance of consignor deposits. Interest expense on borrowing debts increased mainly due to an increase in interest expense on borrowings denominated in Korean Won and bonds sold under repurchase agreements denominated in Korean Won resulting from an increase in the average balance of the borrowings as well as increase in interest rates.

Net fees and commission income increased by 3.1% from ~~W~~485 billion in 2022 to ~~W~~500 billion in 2023 primarily due to an increase in consignor fees income which was partially offset by a decrease in commission income in Korean Won as well as an increase in foreign exchange payment fees. The increase in consignor fees income was due to an increase in income on investment trust consignor fees. Commission income in Korean Won decreased due to a decrease in investment banking fees resulting from a decrease in advisory income in light of increased volatility in capital and real estate markets. Foreign exchange payment fees increased due to an increase in volume of foreign currency trades and rise in U.S. Dollar exchange rates.

Net other expense decreased by 12.8% from ~~W~~792 billion in 2022 to ~~W~~691 billion in 2023 primarily as a result of an increase in net gain on financial instruments at fair value through profit or loss and a decrease in net loss on trading of foreign currency assets and liabilities. The decrease in net other expense was partially offset by an increase in net loss on financial instruments designated at fair value through profit or loss and an increase in impairment loss on financial assets. The increase in net loss on financial instruments designated at fair value through profit or loss was mainly due to an increase in valuation of equity- linked securities sold and derivatives-combined securities. Net loss on foreign currency translation decreased due to the fact that U.S. Dollar to Korean Won exchange rate increase in 2023 was less than the exchange rate increase in 2022, resulting a relatively small net loss on foreign currency translation. The increase in impairment loss on financial assets was mainly due to an increase in bad debt expenses from real estate project financings and related bridge loans.

Comparison of 2022 to 2021

Operating income for securities services decreased by 79.0% from ~~W~~577 billion in 2021 to ~~W~~121 billion in 2022.

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

Net other expense increased by 46.1% from ~~W~~542 billion in 2021 to ~~W~~792 billion in 2022 primarily as a result of recognizing net loss on financial instruments at fair value through profit or loss of ~~W~~551 billion in 2022 compared to net gain on financial instruments at fair value through profit or loss of ~~W~~369 billion in 2021. In addition, net other expense further increased due to an increase in net loss on foreign currency translation resulting from the strengthening of the U.S. dollar and the weakening of the Japanese yen, Euro, and Chinese yuan, against the Korean won as well as an increase in loss on foreign currency transaction of spot exchange. The increase in net other expense was partially offset by a decrease in bad debt expenses due to a decrease in allowance for credit losses on loans at amortized cost.

Insurance Services

Insurance services segment consists of life insurance services provided by Shinhan Life Insurance, and general insurance services provided by Shinhan EZ General Insurance.

	For the Year Ended December 31,								% Change
	2021		2022				2023		2021/2022	2022/2023
	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	1,620	~~W~~	1,650	~~W~~	(124)	~~W~~	(199)	1.9%	60.5%
Net fees and commission income (expense)		171		103		(4)		(3)	(39.8)	(25.0)
Net other income (expense)		(1,239)		(1,150)		667		853	(7.2)	27.9

Operating income (expense)	~~W~~	552	~~W~~	603	~~W~~	539	~~W~~	651	9.2%	20.8%

Comparison of 2023 to 2022

Operating income for insurance services increased by 20.8% from ~~W~~539 billion in 2022 to ~~W~~651 billion in 2023.

Net interest expense increased by 60.5% from ~~W~~124 billion in 2022 to ~~W~~199 billion in 2023 primarily due to an increase in interest expenses on others. Interest expenses on others increased mainly due to an increase in interest expenses on investment contract liabilities. Even though the average balance of investment contract liabilities decreased, the interest expenses on investment contract liabilities increased due to a relatively high level of interest rates in 2023 compared to 2022.

Net fees and commission expense decreased by 25.0% from ~~W~~4 billion in 2022 to ~~W~~3 billion in 2023 primarily due to a decrease in fees and commission expenses. Fees and commission expenses decreased in 2023 compared to 2022 due to a decrease in brokerage fees expense in Korean Won, which was mainly because in 2022 we recognized unusually high brokerage fees (in the form of fund management fees) in connection with disposal of assets held in one of our consolidated funds.

Net other income increased by 27.9% from ~~W~~667 billion in 2022 to ~~W~~853 billion in 2023 primarily due to an increase in net gain on financial instruments at fair value through profit or loss, resulting from net increase in valuation gains and disposal gains due to a rise in stock market index compared to the previous year. This increase in net other income was partially offset by a decrease in net insurance finance income, a decrease in net gain on foreign currency transactions, as well as an increase in general and administrative expense. The decrease in net insurance finance income was mainly due to an increase in interest expenses recognized on investment contract liabilities of variable insurance liabilities. The decrease in net gain on foreign currency transactions was mainly due to a decrease in net gain on trading and valuation of foreign currency assets and liabilities. Net gain on trading and valuation of foreign currency assets and liabilities decreased because the increase in the U.S. Dollar exchange rates against the Korean Won in 2023 compared to 2022 was lower than such increase in 2022 compared to 2021. The increase in general and administrative expense was mainly due to an increase in termination benefits resulting from voluntary retirement programs implemented in 2023 and increased amortization in 2023 for capitalized development costs which were recognized as assets in 2022.

Comparison of 2022 to 2021

Operating income for insurance services decreased by 2.4% in 2022 from ~~W~~552 billion in 2021 to ~~W~~539 billion in 2022. The application of IFRS 17 on operating income in 2022 results in operating income decreasing by ~~W~~64 billion from ~~W~~603 billion under IFRS 4 to ~~W~~539 billion under IFRS 17.

Under IFRS 4, operating income for insurance services increased by 9.2% from ~~W~~552 billion in 2021 to ~~W~~603 billion in 2022.

Net interest income increased by 1.9% from ~~W~~1,620 billion in 2021 to ~~W~~1,650 billion in 2022 primarily due to an increase in interest income on securities at amortized cost, partially offset by a decrease in interest income on securities at fair value through other comprehensive income. Interest income on securities at amortized cost increased primarily due to an increase in the average balance of government bonds and asset-backed bonds and the increases in interest rate in 2022. Interest income on securities at fair value through other comprehensive income decreased due to a decrease in the average balance of government bonds measured at fair value through other comprehensive income as they were replaced by government bonds measured at amortized cost.

Net fees and commission income decreased by 39.8% from ~~W~~171 billion in 2021 to ~~W~~103 billion in 2022 due to an increase in fees and commission expense and a decrease in fees and commission income. The increase in fees and commission expense was mainly due to an increase in separate account fees, which resulted from loss on disposal of bonds, which were disposed in order to obtain liquidity for retirement pension, being compensated in general accounts in fees. To a lesser extent, fees and commission income decreased due to a decrease in the number of annuity payments for variable insurance and the fees resulting therefrom.

Net other expense decreased by 7.2% from ~~W~~1,239 billion in 2021 to ~~W~~1,150 billion in 2022 primarily due to a decrease in general and administrative expense in 2022 compared to 2021. There was a temporary increase in termination benefits in the previous year due to the voluntary retirements implemented in December 2021, which normalized during 2022 and resulted in the decrease in general and administrative expense in 2022 compared to 2021.

Credit Services

The credit services segment consists of the specialized credit business of Shinhan Capital, including facilities leasing, installment finance, new technology finance businesses.

	For the Year Ended December 31,						% Change
	2021		2022		2023		2021/2022	2022/2023

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	232	~~W~~	260	~~W~~	249	12.1%	(4.2)%
Net fees and commission income (expense)		29		31		17	6.9	(45.2)
Net other income (expense)		80		58		77	(27.5)	32.8

Operating income (expense)	~~W~~	341	~~W~~	349	~~W~~	343	2.3%	(1.7)%

Comparison of 2023 to 2022

Operating income for the specialized credit business decreased by 1.7% from ~~W~~349 billion in 2022 to ~~W~~343 billion in 2023.

Net interest income decreased by 4.2% from ~~W~~260 billion in 2022 to ~~W~~249 billion in 2023, as the increase in interest expenses outpaced the increase in interest income. Interest expenses increased from ~~W~~227 billion in 2022 to ~~W~~342 billion in 2023, primarily due to an increase in the average balance of borrowings denominated in Korean Won as well as an increase in interest rates. The increase in the average balance of borrowings in Korean Won was mainly due to Shinhan Capital’s increased borrowings in Korean Won. Interest income increased from ~~W~~487 billion in 2022 to ~~W~~591 billion in 2023, primarily due to an increase in interest income on loans denominated in Korean Won resulting from an increase in interest rates on loans denominated in Korean Won, which was partially offset by a decrease in the average balance of loans for working capital such as interest-earning financial assets related to corporate finance. The increase in interest income was also partially offset by a decrease in the average balance of general financial lease receivables denominated in Korean Won, due to sale of Shinhan Capital’s retail assets to Shinhan Card in 2020 (resulting in no new handling of lease or installment finance, other than principal repayment of remaining assets).

Net fees and commission income decreased by 45.2% from ~~W~~31 billion in 2022 to ~~W~~17 billion in 2023 primarily as a result of a decrease in commission fees denominated in Korean Won, which was mainly attributable to a decrease in investment finance commission fees. Investment finance commission fees decreased due to significant decrease in financial arrangement services rendered amidst slowdown in corporate and investment financings in 2023. The decrease in net commission income was also due to an increase in commission expenses, which was mainly due to an increase in commissions fees such as evaluation fees paid to external evaluation agencies due to increased volume of investments as well as increased risks related to overseas alternative investment assets.

Net other income increased by 32.8% from ~~W~~58 billion in 2022 to ~~W~~77 billion in 2023, primarily due to an increase in net gain on financial instruments at fair value through profit or loss and, to a lesser extent, a decrease in net loss on foreign currency translation, which was offset in part by an increase in provision for credit loss allowance. The increase in net gain on financial instruments at fair value through profit or loss was attributable to an increase in net gain on valuation and disposal from Shinhan Capital’s investments such as venture capital investment as well as domestic and foreign alternative investments, and initial public offerings of such underlying asset. The decrease in net loss on foreign currency translation was mainly because the increase in U.S. Dollar exchange rate in 2023 compared to 2022 was outpaced by the increase in U.S. Dollar exchange rate in 2022 compared to 2021. The increase in provision for credit loss allowance was mainly because we preemptively recognized credit loss allowance in light of real estate project financing risks.

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

Others

Other segment primarily reflects all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including the results of operations of Shinhan Asset Management, Shinhan Savings Bank, Shinhan Asset Trust Co., Ltd., Shinhan REITs Management and back-office functions maintained at the holding company.

	For the Year Ended December 31,						% Change
	2021		2022		2023		2021/2022	2022/2023

	(In billions of Won, except percentages)
Income statement data
Net interest income (expense)	~~W~~	69	~~W~~	153	~~W~~	125	121.7%	(18.3)%
Net fees and commission income (expense)		415		399		391	(3.9)	(2.0)
Net other income (expense)		(224)		(379)		(175)	69.2	(53.8)

Operating income (expense)	~~W~~	260	~~W~~	173	~~W~~	341	(33.5)%	97.1%

Comparison of 2023 to 2022

Operating income for others increased by 97.1% from ~~W~~173 billion in 2022 to ~~W~~341 billion in 2023.

Net interest income decreased by 18.3% from ~~W~~153 billion in 2022 to ~~W~~125 billion in 2023 primarily due to a decrease in net interest income of Shinhan Savings Bank and, to a lesser extent, a decrease in net interest income of consolidated structured entities. Net interest income of Shinhan Savings Bank decreased mainly due to a decrease in interest income on loans at amortized cost as a result of an decrease in the average balance of retail loans of Shinhan Savings Bank. The decrease in net interest income of consolidated structured entities was principally due to a decrease in interest income on loans measured at amortized cost.

Net fees and commission income decreased by 2.0% from ~~W~~399 billion in 2022 to ~~W~~391 billion in 2023 primarily due to a decrease in net fees and commission income of Shinhan Asset Trust and, to a lesser extent, our holding company’s sale of Shinhan Credit Information to Shinhan Card. Net fees and commission income of Shinhan Asset Trust decreased primarily due to a decrease in new trust contract orders amidst increased concerns of real estate project financing delinquencies and overall slowdown in the real estate market, which also led to a decrease in the profitability of existing construction projects, increases in construction fees and delays in commission fee payments due to changes in project execution schedules. Also as a result of our holding company’s sale of Shinhan Credit Information to Shinhan Card, Shinhan Credit Information’s fees and commission income is no longer recognized under the other segment, thereby contributing to the decrease in the segment’s net fees and commission income.

Net other expense decreased by 53.8% from ~~W~~379 billion in 2022 to ~~W~~175 billion in 2023 primarily due to an increase in net gain on financial liabilities measured at fair value through profit or loss of our holding company and, to a lesser extent, a decrease in net other operating expense of Shinhan Asset Management. The increase in net gain on financial liabilities measured at fair value through profit or loss of our holding company was mainly due to a rise in stock market indices compared to the previous year. Net other operating expense of Shinhan Asset Management also decreased due to a rise in stock market indices compared to the previous year.

Comparison of 2022 to 2021

Operating income for others decreased by 33.5% from ~~W~~260 billion in 2021 to ~~W~~173 billion in 2022.

Net interest income increased by 121.7% from ~~W~~69 billion in 2021 to ~~W~~153 billion in 2022 primarily due to an increase in net interest income of Shinhan Savings Bank and, to a lesser extent, an increase in net interest income of consolidated structured entities. Net interest income of Shinhan Savings Bank increased mainly due to an increase in interest income on loans at amortized cost as a result of an increase in the average balance of retail loans. The increase in net interest income of consolidated structured entities was principally due to an increase in interest income on loans measured at amortized cost.

Net fees and commission income decreased by 3.9% from ~~W~~415 billion in 2021 to ~~W~~399 billion in 2022 primarily due to Shinhan Credit Information whose net fee and commission income since the second half of the current year was included in the operating result of the credit card segment as it became a wholly-owned subsidiary of Shinhan Card in July 2022.

Net other expense increased by 69.2% from ~~W~~224 billion in 2021 to ~~W~~379 billion in 2022, primarily due to an increase in net other operating expense of our holding company and, to a lesser extent, a decrease in net other operating income of consolidated structured entities. The increase in net other operating expense of our holding company was mainly due to an increase in net loss on valuation of financial instruments at fair value through profit or loss, resulting from inflation and rising interest rates. Net other operating income of consolidated structured entities decreased due to a decrease in net gain on foreign currency translation as a result of the weakening of the Korean Won.

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,								% Change
	2021		2022				2023		2021/2022	2022/2023

	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	28,453	~~W~~	29,532	~~W~~	30,051	~~W~~	34,629	3.8%	15.2%
Financial assets at fair value through profit or loss		62,404		56,664		61,508		71,217	(9.2)	15.8
Derivative assets		3,799		6,462		6,461		4,711	70.1	(27.1)
Securities at fair value through other comprehensive income		64,838		63,662		85,469		90,312	(1.8)	5.7
Securities at amortized cost		49,930		57,971		33,371		35,686	16.1	6.9
Loans at amortized cost		389,137		412,292		407,899		411,740	6.0	0.9
Property and equipment, net		4,046		4,011		4,011		3,972	(0.9)	(1.0)
Intangible assets		5,645		5,808		5,808		6,218	2.9	7.1
Investments in associates		2,914		2,904		2,904		2,692	(0.3)	(7.3)
Current tax receivables		15		26		26		31	73.3	19.2
Deferred tax assets		135		1,052		915		154	679.3	(83.2)
Investment property		675		363		363		258	(46.2)	(28.9)
Net defined benefit assets		142		620		457		114	336.6	(75.1)
Insurance contract assets		—		—		—		11	N/A	N/A
Reinsurance contract assets		—		—		89		88	N/A	(1.1)
Other assets		35,975		34,508		25,072		29,926	(4.1)	19.4
Assets held for sale		44		29		29		36	(34.1)	24.1

Total assets	~~W~~	648,152	~~W~~	675,884	~~W~~	664,433	~~W~~	691,795	4.3%	4.1%

2023 Compared to 2022

Our assets increased by 4.1% from ~~W~~664,433 billion as of December 31, 2022 to ~~W~~691,795 billion as of December 31, 2023, principally due to increases in financial assets at fair value through profit or loss, securities at fair value through other comprehensive income, and cash and due from banks at amortized cost.

Our financial assets at fair value through profit or loss increased by 15.8% to ~~W~~71,217 billion as of December 31, 2023 from ~~W~~61,508 billion as of December 31, 2022, primarily due to an increase in corporate bonds and bills purchased.

Our securities at fair value through other comprehensive income increased by 5.7% to ~~W~~90,312 billion as of December 31, 2023 from ~~W~~85,469 billion as of December 31, 2022, primarily due to an increase in government bonds and securities at fair value through other comprehensive income in foreign currency.

Our cash and due from banks at amortized cost increased by 15.2% to ~~W~~34,629 billion as of December 31, 2023 from ~~W~~30,051 billion as of December 31, 2022, primarily due to an increase in due from banks.

2022 Compared to 2021

Our assets increased by 2.5% in 2022 from ~~W~~648,152 billion as of December 31, 2021 to ~~W~~664,433 billion as of December 31, 2022. The application of IFRS 17 on our assets as of December 31, 2022 results in our assets decreasing by ~~W~~11,451 billion from ~~W~~675,884 billion under IFRS 4 to ~~W~~664,433 billion under IFRS 17.

Under IFRS 4, our assets increased by 4.3% from ~~W~~648,152 billion as of December 31, 2021 to ~~W~~675,884 billion as of December 31, 2022, principally due to increases in loans at amortized cost, securities at amortized cost, derivative assets, and cash and due from banks at amortized cost.

Our loans at amortized cost increased by 6.0% to ~~W~~412,292 billion as of December 31, 2022 from ~~W~~389,137 billion as of December 31, 2021, primarily due to an increase in corporate loans and, to a lesser extent an increase in retail loans.

Our securities at amortized cost increased by 16.1% to ~~W~~57,971 billion as of December 31, 2022 from ~~W~~49,930 billion as of December 31, 2021, primarily due to an increase in the balance of debt securities measured amortized cost, such as government bonds, financial institutions bond and corporate bonds.

Our derivative assets increased by 70.1% to ~~W~~6,462 billion as of December 31, 2022 from ~~W~~3,799 billion as of December 31, 2021, primarily due to an increase in foreign currency derivatives assets.

Our cash and due from banks at amortized cost increased by 3.8% to ~~W~~29,532 billion as of December 31, 2022 from ~~W~~28,453 billion as of December 31, 2021, primarily due to an increase in the balance of deposits denominated in foreign currency.

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,								% Change
	2021		2022				2023		2021/2022	2022/2023

	(IFRS 4)		(IFRS 4)		(IFRS 17)		(IFRS 17)		(IFRS 4)	(IFRS 17)
	(In billions of Won, except percentages)
Deposits	~~W~~	364,897	~~W~~	383,011	~~W~~	382,988	~~W~~	381,513	5.0%	(0.4)%
Financial liabilities at fair value through profit or loss		1,369		1,146		1,146		1,869	(16.3)	63.1
Financial liabilities designated at fair value through profit or loss		8,024		8,367		8,367		7,797	4.3	(6.8)
Derivative liabilities		3,587		7,705		7,709		5,038	114.8	(34.6)
Borrowings		43,167		49,279		49,279		56,901	14.2	15.5
Debt securities issued		80,149		77,289		77,289		81,562	(3.6)	5.5
Net defined benefit liabilities		51		15		15		68	(70.6)	353.3
Provisions		1,167		1,266		1,266		1,370	8.5	8.2
Current tax payable		703		702		702		92	(0.1)	(86.9)
Deferred tax liabilities		176		170		811		542	(3.4)	(33.2)
Insurance contracts liabilities		54,333		54,315		45,905		48,333	—	5.3
Reinsurance contract liabilities		—		—		63		93	N/A	47.6
Investment contract liabilities		—		—		2,134		1,573	N/A	(26.3)
Other liabilities		40,991		41,489		33,336		48,722	1.2	46.2

Total liabilities		598,614		624,754		611,010		635,473	4.4	4.0

Total equity attributable to equity holders of the Group		47,291		48,439		50,732		53,721	2.4	5.9
Non-controlling interests		2,247		2,691		2,691		2,601	19.8	(3.3)

Total equity		49,538		51,130		53,423		56,322	3.2	5.4

Total liabilities and equity	~~W~~	648,152	~~W~~	675,884	~~W~~	664,433	~~W~~	691,795	4.3%	4.1%

2023 Compared to 2022

Our total liabilities increased by 4.0% from ~~W~~611,010 billion as of December 31, 2022 to ~~W~~635,473 billion as of December 31, 2023, primarily due to an increase in borrowings, debt securities issued, and insurance contract liabilities.

Our borrowings increased by 15.5% from ~~W~~49,279 billion as of December 31, 2022 to ~~W~~56,901 billion as of December 31, 2023 primarily as a result of an increase in bonds sold under repurchase agreements.

Our debt securities issued increased by 5.5% from ~~W~~77,289 billion as of December 31, 2022 to ~~W~~81,562 billion as of December 31, 2023, primarily due to an increase in borrowings in Korean Won.

Our insurance contract liabilities increased by 5.3% from ~~W~~45,905 billion as of December 31, 2022 to ~~W~~48,333 billion as of December 31, 2023, primarily due to remaining coverage elements of insurance contract liabilities.

Total equity increased by 5.4% from ~~W~~53,423 billion as of December 31, 2022 to ~~W~~56,322 billion as of December 31, 2023, largely due to an increase in retained earnings and an increase resulting from additional hybrid bonds issued by the Group.

2022 Compared to 2021

Our total liabilities increased by 2.1% in 2022 from ~~W~~598,614 billion as of December 31, 2021 to ~~W~~611,010 billion as of December 31, 2022. The application of IFRS 17 on our total liabilities as of December 31, 2022 results in our total liabilities decreasing by ~~W~~13,744 billion from ~~W~~624,754 billion under IFRS 4 to ~~W~~611,010 billion under IFRS 17.

Under IFRS 4, our total liabilities increased by 4.4% from ~~W~~598,614 billion as of December 31, 2021 to ~~W~~624,754 billion as of December 31, 2022, primarily due to an increase in deposits (which principally consist of customer deposits) and an increase in borrowings and, to a lesser extent, an increase in derivative liabilities.

Our deposits increased by 5.0% from ~~W~~364,897 billion as of December 31, 2021 to ~~W~~383,011 billion as of December 31, 2022, primarily due to an increase in time and savings deposits and demand deposits.

Our borrowings increased by 14.2% from ~~W~~43,167 billion as of December 31, 2021 to ~~W~~49,279 billion as of December 31, 2022 primarily as a result of an increase in borrowings denominated in Korean Won including borrowings from the Bank of Korea.

Our derivative liabilities increased by 114.8% from ~~W~~3,587 billion as of December 31, 2021 to ~~W~~7,705 billion as of December 31, 2022, primarily due to an increase in foreign currency derivative liabilities.

Total equity increased by 7.8% in 2022 from ~~W~~49,538 billion as of December 31, 2021 to ~~W~~53,423 billion as of December 31, 2022. The application of IFRS 17 on total equity as of December 31, 2022 results in total equity increasing by ~~W~~2,293 billion from ~~W~~51,130 billion under IFRS 4 to ~~W~~53,423 billion under IFRS 17.

Under IFRS 4, total equity increased by 3.2% from ~~W~~49,538 billion as of December 31, 2021 to ~~W~~51,130 billion as of December 31, 2022, largely due to an increase in retained earnings and an increase resulting from additional hybrid bonds issued by the Group.

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

The following table sets forth our capital resources as of December 31, 2023.

	As of December 31, 2023
	(In billions of Won)
Deposits	~~W~~	381,513
Long-term debt		78,624
Call money		2,196
Borrowings from the Bank of Korea		2,562
Other short-term borrowings		39,218
Asset securitizations		17,313
Stockholders’ equity(1)		18,324

Total	~~W~~	539,750

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted 72.0% of our total funding as of December 31, 2021, 72.4% of our total funding as of December 31, 2022 and 70.7% of our total funding as of December 31, 2023. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2021, 2022 and 2023, ~~W~~7,610 billion, ~~W~~7,308 billion and ~~W~~6,421 billion, or 2.1%, 2.0% and 1.7%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Government and Government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, our company, as well as Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets. Our company and Shinhan Bank each have a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$5 billion and US$8 billion, respectively. As of December 31, 2021, 2022 and 2023, our long-term debt amounted to ~~W~~78,023 billion, ~~W~~77,369 billion and ~~W~~78,624 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~21,651 billion, ~~W~~5,016 billion, ~~W~~2,233 billion and ~~W~~713 billion, or 73.1%, 17.0%, 7.5%, and 2.4%, respectively, of the funding for our credit card activities, as of December 31, 2023. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~35,372 billion, ~~W~~40,378 billion and ~~W~~43,976 billion, as of December 31, 2021, 2022 and 2023, respectively, each representing 7.0%, 7.6% and 8.1%, respectively, of our total funding as of such dates.

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

In addition, we obtain funding through issuance of hybrid bonds. The total of our hybrid bonds issued were ~~W~~4,002 billion. In 2023, the additional hybrid bonds of ~~W~~898 billion were newly issued to improve the capital adequacy ratio by expanding the capital.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2023.

	As of December 31, 2023 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Deposits	~~W~~	204,354	~~W~~	49,995	~~W~~	43,383	~~W~~	65,673	~~W~~	24,930	~~W~~	2,932	~~W~~	391,267
Borrowings		19,311		5,679		6,167		9,812		14,182		5,170		60,321
Debt securities issued		4,496		7,218		7,931		18,001		45,962		3,735		87,343
Investment contract liabilities		245		110		67		424		727		—		1,573
Lease liability		43		39		55		91		331		55		614

Total	~~W~~	228,449	~~W~~	63,041	~~W~~	57,603	~~W~~	94,001	~~W~~	86,132	~~W~~	11,892	~~W~~	541,118

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings, debt securities issued and lease liability, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2023 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2023. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2023 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Commitments to extend credit(1)	~~W~~	78,375	~~W~~	18,327	~~W~~	19,182	~~W~~	115,884
Commercial letters of credit(2)		2,837		97		—		2,934
Financial guarantees(3)		2,432		1,212		4		3,648
Performance guarantees(4)		5,351		4,258		139		9,748
Liquidity facilities to SPEs(5)		421		979		133		1,533
Acceptances(6)		509		2		—		511
Endorsed bills(7)		10,520		—		—		10,520
Unused credit limits on credit cards		90,833		—		—		90,833
Other		951		1,324		3,087		5,362

Total	~~W~~	192,229	~~W~~	26,199	~~W~~	22,545	~~W~~	240,973

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

Capital Adequacy

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2021, 2022 and 2023 based on Basel III.

	As of December 31,
	2021		2022		2023

	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	35,469,554	~~W~~	37,287,768	~~W~~	41,388,070
Paid-in capital		2,882,231		2,882,231		2,969,641
Capital reserve		10,692,438		10,692,438		11,352,744
Retained earnings		30,541,300		33,342,633		36,387,314
Non-controlling interests in consolidated subsidiaries		50,475		52,851		50,419
Others		(8,696,662)		(9,682,158)		(9,371,821)
Additional Tier I Capital		4,965,931		6,018,792		5,118,817

Total Tier I Capital	~~W~~	40,435,485	~~W~~	43,267,373	~~W~~	46,506,887

Tier II Capital:
Allowances for credit losses		743,451		962,384		1,107,906
Subordinated debt		—		—
Others		2,684,500		2,752,016		2,303,717

Total Tier II capital	~~W~~	3,427,951	~~W~~	3,714,400	~~W~~	3,685,637

Total Capital	~~W~~	43,824,248	~~W~~	46,981,773	~~W~~	50,192,524

Risk-weighted assets
Credit risk	~~W~~	235,174,053	~~W~~	254,233,024	~~W~~	260,495,455
Market risk		14,042,483		13,927,045		22,718,333
Operational risk		21,475,647		23,382,529		30,966,910

Total risk-weighted assets	~~W~~	270,692,183	~~W~~	291,542,598	~~W~~	314,180,698

Capital adequacy ratio		16.19%		16.11%		15.98%
Tier I capital adequacy ratio		14.92%		14.84%		14.80%
Common equity capital adequacy ratio		13.10%		12.79%		13.17%

	As of December 31,
	2021		2022		2023
	(Percentages)
Group BIS ratio(1)		16.19%		16.11%		15.98%
Total capital adequacy ratio of Shinhan Bank		18.18		17.77		18.08
Adjusted equity capital ratio of Shinhan Card(2)		18.85		18.60		19.71
Solvency ratio for Shinhan Life Insurance(3)		284.7		267.7		253.2

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

Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, 1 non-executive director and 9 outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2025
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2025
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2025
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2025
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2025
Choi Jae Boong	Feb. 18, 1965	Outside Director	March 25, 2021	March 2025
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2025
Jin Hyun-duk	Sep. 10, 1955	Outside Director	March 26, 2020	March 2025
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023 Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Yoon Jaewon has been our outside director since March 26, 2020. Ms. Yoon is currently a professor at Hongik University College of Business Administration and member of the committee for National Tax Service as well as the committee on national accounting policy of the Ministry of Economy and Finance and Korea Custom Service. Ms. Yoon previously served as a non-executive judge at the Tax Tribunal from 2013 to 2019. Ms. Yoon received a Ph.D. in accounting from Korea University.

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

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a Korean-Japanese professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms Kim received a Ph.D. in economics from Osaka City University.

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

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D. in business administration from University of North Carolina Chapel Hill.

Jin Hyun-duk has been our outside director since March 26, 2020. Mr. Jin currently serves as the chief executive officer of Phoedra Co., Ltd. since 1988 and councilor of the Korea Educational Foundation. Mr. Jin was previously a professor at Sakushin-gakuin University and Utsunomiya University. Mr. Jin received a master’s degree in business administration from Keio Business School.

Song Seongjoo has been newly appointed as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society. Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been newly appointed as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi was previously served the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Chun Sang-yung	Jul. 25, 1969	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Part Accounting Part Group Business Synergy Part
Wang Ho-min	Mar. 4, 1964	Deputy President and Chief Compliance Officer	Compliance Team
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center Management Support Team PR Team
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Part
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer	Strategic Planning Team ESG Part Digital Strategy Part
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Consumer Protection Part	Group Consumer Protection Part
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Part	Group Digital Part
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer	Group Audit Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Chun Sang-yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yeonsei University.

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

Koh Seogheon has been our executive director and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Park Hyun Joo, has been our deputy president and chief consumer protection part since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division at Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Kim Junhwan has been our executive director and head of digital part since January 1, 2024. Mr. Kim previously served as the head of digital innovation team at Shinhan Bank. Mr. Kim received a master’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of PRM marketing team at Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2023 was ~~W~~6.5 billion, consisting of ~~W~~4.4 billion in salaries and wages and ~~W~~2.1 billion in bonus payments.

We do not offer any service contracts to outside directors upon their retirement, but we may offer such service contracts to certain members of our senior management upon termination of their employment with us. We do not pay any severance payment to outside directors upon their retirement, but we pay fixed sums of severance payment to members of our senior management pursuant to our internal guidelines on severance payments. In 2023, we accrued ~~W~~0.2 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2023, we have no stock options that remain unexercisable. We did not record any accrued expense for stock options in 2023.

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

Neither performance units nor performance shares have been granted to outside directors. In 2023, we recognized no accrued expenses for performance units and ~~W~~16.1 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater.

In 2023, Jin Okdong, our Chief Executive Officer, received ~~W~~659 million, consisting of salaries and wages. In addition, in 2023, Mr. Jin was granted 20,528 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during four years, beginning with the fiscal year in which such shares were granted.

The Group determines annual incentive compensation by conducting performance evaluations. Performance measures include quantitative measures, such as total shareholder return, profitability, risk-adjusted return, nonperforming loan ratios before sales and write-offs and efficiency ratios, as well as qualitative measures such as the achievement of pre-established strategic initiatives. The Group determines long-term incentive compensation by conducting performance evaluations over a four-year period. Performance measures include quantitative measures, such as the relative stock price performance, net profit, adjusted ROE and non-performing loans ratio. The maximum number of performance shares that may be granted to directors of the board of the Group in respect of the fiscal year 2024 has been set at 30,000 shares in the aggregate.

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

Risk Management Committee

The Risk Management Committee currently consists of three outside directors, namely Song Seongjoo (Chair), Lee Yong Guk and Choi Young-Gwon. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation of internal control. The committee holds regular meetings every quarter.

Audit Committee

The Audit Committee currently consists of three outside directors, namely Kwak Su Keun (Chair), Yoon Jaewon and Bae Hoon. The committee oversees our financial reporting and approves the appointment of and interaction with our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. In connection with the general meetings of stockholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors for each general meeting of shareholders. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three outside directors, namely Choi Young-Gwon (Chair), Kwak Su Keun, Kim Jo Seol. At least one-half of the members of this committee must be outside directors and currently all members of Remuneration Committee are outside directors. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. The committee meetings are called by the chairman of this committee, who must be an outside director.

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of five outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Jin Hyun-duk and Song Seongjoo. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Committee for Recommending Candidates for CEO

The Committee for recommending candidates for Chief Executive Officer (CEO) was established in March 2012 and currently consists of five directors, namely Yoon Jaewon (Chair), Jin Hyun-duk, Bae Hoon, Choi Jae Boong and Choi Young-Gwon. However, when the meeting for final selection of candidates for Chief Executive Officer, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. This committee is responsible for matters concerning the recommendation of candidates for the CEO including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee was established in March 2015 and currently consists of five directors, namely Lee Yong Guk (Chair), Kim Jo Seol, Choi Jae Boong, Jung Sang Hyuk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability report and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy toward climate change.

Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee was established in March 2021 and currently consists of five directors, namely Jin Okdong (Chair), Kwak Su Keun, Yoon Jaewon, Bae Hoon, Lee Yong Guk. This committee is responsible for matters concerning the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee

ITEM 6.D.	Employees

At the holding company level, we had 165, 171 and 173 regular employees as of December 31, 2021, 2022 and 2023, respectively, almost all of whom are employed within Korea. Our subsidiaries had 21,365, 22,700 and 20,528 regular employees as of December 31, 2021, 2022 and 2023, respectively, almost all of whom are employed within Korea. In addition, we had five, seven and seven non-regular employees at the holding company level as of December 31, 2021, 2022 and 2023, respectively, and 1,942, 2,041 and 2,006 non-regular employees at the subsidiary level as of December 31, 2021, 2022 and 2023, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 1.15% were managerial or executive employees.

As of December 31, 2023, (i) 8,595 employees of Shinhan Bank and 321 employees of Jeju Bank were members of the Korean Financial Industry Union, (ii) 2,119 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union and (iii) 1,700 employees of Shinhan Securities, 1,112 employees of Shinhan Life Insurance, 209 employees of Shinhan Fund Partners and 15 employees of Shinhan EZ General Insurance were members of the Korea Finance & Service Workers’ Union.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2021, 2022 and 2023, we recognized liabilities (asset) for defined benefit obligations of ~~W~~(91) billion, ~~W~~(442) billion and ~~W~~(47) billion, respectively. See Note 26 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of March 18, 2024, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 67,027 shares of our common stock, representing approximately 0.01% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2023, the employee stock ownership association owned 26,654,678 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2023, there were no unexercisable stock options.

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

ITEM 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2023.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service	38,279,553	7.47%
BlackRock Fund Advisors	29,063,012	5.67%
Shinhan Financial Group Employee Stock Ownership Association	26,654,678	5.20%
Centennial Investment Limited	20,239,539	3.95%
BNP Paribas SA	18,690,310	3.65%
Supreme, L.P.	18,588,400	3.63%
Mercury1, INC. Citibank, N.A. (ADR Department)	17,482,000 16,091,417	3.41 3.14	% %
KT	10,877,651	2.12%
The Government of Singapore	9,419,543	1.84%
Vanguard Total International Stock Index	6,695,069	1.31%
Peoples Bank of China	5,439,268	1.06%
Natwest Tstee N DPSTRY SRVCS LTD RE ST JAMES’S PL GBL EQ INC	5,146,309	1.00%
Others	290,092,722	56.57%

Total	512,759,471	100.00%

As of December 31, 2023, the number of treasury shares held by us is 6,352 common shares, which do not have voting rights. Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share.

As of December 31, 2023, the latest date on which we closed our shareholders’ registry, 652 shareholders of record were notated as U.S. persons, holding in the aggregate 22.5% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

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

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2023, BNP Paribas held 18,690,310 shares, or 3.65% of our total common stock.

As of December 31, 2021, 2022 and 2023, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~6.1 billion, ~~W~~6.6 billion and ~~W~~5.0 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2023, we and our subsidiaries were defendants in pending lawsuits (including regulatory proceedings) in the aggregate claim amount of ~~W~~732 billion, for which we recorded a provision of ~~W~~31 billion. We also recorded additional ~~W~~4 billion for insurance contract liabilities (liability for incurred claims) for litigations, etc.

In October 2018, the Financial Supervisory Service requested Shinhan Bank to submit supporting documents in connection with allegations of inadequate compliance controls. In November 2018, the Financial Supervisory Service notified Shinhan Bank of an institutional caution for alleged deficiencies in its customer due diligence and imposed an administrative fine of ~~W~~100 million citing negligence in carrying out its customer verification obligations. In December 2019, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~3 billion for alleged prohibited activities, including promotional activities for specified money trusts, investment solicitation for derivatives and management of trust properties. In 2021, the Korea Exchange imposed a total of three penalties on Shinhan Securities for regulatory violations, totaling ~~W~~2.7 million in fines. In 2021, the Financial Supervisory Service imposed a total of eight penalties against Shinhan Securities for regulatory violations, totaling ~~W~~4,088 million in fines, which include a fine of ~~W~~1,800 million for certain employees’ violation of conflict of interest obligations in connection with the Lime Asset incident and a fine of ~~W~~1,160 million for violation of rules against advertising certain money trust products. In 2022, the Korea Exchange imposed a total of four penalties on Shinhan Securities for regulatory violations, totaling ~~W~~2.0 million in fines. In 2022, the Financial Supervisory Service imposed a total of four penalties against Shinhan Securities for regulatory violations, totaling ~~W~~600.9 million in fines. In November 2023, the Financial Services Commission imposed a fine of ~~W~~50 million on Shinhan Securities for alleged violations of the Act on Corporate Governance Of Financial Companies. In 2023, the Financial Supervisory Service imposed a total of six penalties against Shinhan Securities for regulatory violations, totaling ~~W~~2.26 billion in fines.

In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of ~~W~~2.1 billion for reasons including alleged violation of internal regulations and reporting procedures in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018. In March 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~31.2 million for alleged violation of the safety standard in operating its information system in respect of the electronic financial transaction and alleged negligence in notifying its customers of the errors occurred to the electronic financial transaction and measures taken to correct the errors. On July 31, 2023, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension, a fine of ~~W~~1.2 million and an administrative fine of ~~W~~ 174 million on Shinhan Bank in connection with Shinhan Bank’s alleged violation of regulations and reporting procedures in connection with foreign exchange transactions.

In January 2021, the Financial Services Commission imposed a fine of ~~W~~28.8 million on Shinhan Card citing failure to discard personal information after transaction. On December 21, 2023, the Financial Services Commission notified Shinhan Card of an institutional caution and imposed a fine of ~~W~~50 million on Shinhan Card for alleged violation of security authorization standard of its mobile application.

In August 2019, the Financial Supervisory Service launched an investigation into Lime Asset Management Co., Ltd. (“Lime Asset”), Korea’s then largest hedge fund managing approximately ~~W~~4.1 trillion in assets as of December 31, 2020, including with regards to allegations that Lime Asset had concealed the fact that it had changed the multi-manager trade finance fund’s investment method and concealed losses in their trade finance funds. Beginning in October 2019, Lime Asset suspended withdrawals from certain of its funds, freezing approximately ~~W~~1.7 trillion in total as of the end of 2019, according to the Financial Supervisory Service. According to Financial Supervisory Service investigations, Lime Asset’s ~~W~~229.6 billion trade finance fund was found to have been associated with a debacle involving the International Investment Group LLC (“IIG”), a New York-based investment adviser charged with securities fraud and running a Ponzi scheme. On November 26, 2019, the SEC revoked the registration of IIG for allegedly overvaluing defaulted loans in the fund’s portfolio to conceal losses in its flagship hedge fund and selling at least $60 million in fake loan assets to clients. According to the Financial Supervisory Service, Lime Asset signed a contract with a Singaporean commodity trader, which took over Lime Asset’s ownership stake in an IIG fund in June 2019, with the Singaporean entity issuing promissory notes to Lime Asset, and Lime Asset did not properly disclose to its investors such change in the fund’s investment target from the IIG fund to promissory notes.

Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Securities and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. On December 10, 2021, the Financial Supervisory Service imposed a partial 6-month business suspension and a fine of approximately ~~W~~4 billion on Shinhan Securities, and a suspension from duties on one former CEO and a cautionary warning on another former CEO of Shinhan Securities in connection with alleged violations of the Capital Markets Act and the Act on Real Name Financial Transactions and Confidentiality in failing to properly monitor its employees involved in the sale of certain money trust products. On November 12, 2021, a fine of ~~W~~1.8 billion on Shinhan Securities was confirmed. On March 15, 2023, Financial Services Commission imposed a fine of ~~W~~50 million on Shinhan Securities for violation of the Financial Investment Services and Capital Markets Act of Korea in failing to properly monitor its employees involved in the sale of Lime Asset products. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of ~~W~~8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of ~~W~~50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. On July 11, 2022, the partial business suspension and the fine of ~~W~~5.7 billion on Shinhan Bank and a cautionary warning to the CEO of Shinhan Bank were confirmed. On November 29, 2023, a final resolution by the Financial Services Commission confirmed a fine of ~~W~~50 million for Shinhan Financial Group and Shinhan Bank for violating the obligation to establish internal control standards under the Corporate Governance Act, as well as an institutional caution and a cautionary warning to the CEO of Shinhan Financial Group.

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

In June 2020, the Financial Supervisory Service launched an investigation into Discovery Asset Management Co., Ltd. (“Discovery Asset”), which operated funds that invested in certain funds in the U.S. managed by Direct Lending Investment, LLC (“DLI”). In April 2019, the U.S. Securities and Exchange Commission obtained a preliminary injunction and order appointing a receiver to freeze DLI’s funds based on the complaint that DLI fabricated values of its assets under management and reported returns. In response, Discovery Asset suspended withdrawals from funds under its management, thereby freezing approximately ~~W~~256 billion in total of its investors’ funds as of April 2019. While neither Shinhan Bank nor Shinhan Securities was involved in sale of such DLI-related funds structured by Discovery Asset, Shinhan Bank and Shinhan Securities did sell other Discovery Asset funds (affected by such suspension of withdrawal) to investors in Korea. Between 2017 and 2019, Shinhan Bank and Shinhan Securities sold approximately ~~W~~93.6 billion and ~~W~~29.5 billion, respectively, of such Discovery Asset products (unrelated to DLI funds), of which Shinhan Bank and Shinhan Securities have recovered approximately ~~W~~45.1 billion and ~~W~~21.8 billion, respectively, from Discovery Asset. In 2022, Shinhan Bank completed its voluntary settlement process with substantially all of such investors in Discovery Asset funds.

From May 2017 to December 2018, Shinhan Securities sold approximately ~~W~~390.7 billion of certain German Heritage derivative-linked securities (“German Heritage DLS Products”). As of December 31, 2023, the

principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is ~~W~~366.4 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s monument status building development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS Products as recovery on the underlying funds has been delayed. In March 2020, Shinhan Securities announced that its board of directors has resolved to make prepayments to investors who have consented to the extension of maturity in an amount equal to 50% of the amount of such investor’s investments in the German Heritage DLS Products. As of December 31, 2023, Shinhan Securities has completed the provisional prepayment for German Heritage DLS Products.

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

During the fiscal year 2023, Shinhan Bank and Shinhan Securities recorded ~~W~~27.3 billion and ~~W~~154.7 billion, respectively, for credit loss allowance to account for expected future losses associated with financial products, including Lime Asset, Discovery Asset and German Heritage DLS Products. Depending on a variety of factors, including those outside the control of Shinhan Bank or Shinhan Securities, such as the performance of the underlying funds and progression of discussions with investors, Shinhan Bank or Shinhan Securities may record additional provisions for credit loss allowance to account for expected future losses from these or other financial products, and there is no guarantee that such amounts, if any, will not be significant. In response to increased incidents involving alleged improper sales of financial products such as those involving Lime Asset products, Discovery Asset products and German Heritage DLS Products, we have taken additional measures to improve our risk management systems and internal controls to prevent similar incidents. Shinhan Bank and Shinhan Securities have each updated their internal controls and performance evaluation systems and have made improvements to various stages of the sales cycle for financial products. For example, Shinhan Bank and Shinhan Securities have both upgraded their product review departments (which were initially under the investment products and services divisions) to independent divisions, thereby facilitating independent review and thorough assessment of the merits of financial products prior to such products being sold through sales channels. In addition, we have modified the composition of key performance indicators used as a basis for personnel evaluations and promotions to move away from simply increasing the volume of sales, thereby further incentivizing employees to adhere to prudent sales practices and avoid speculative or high risk sales.

In January 2024, the Financial Supervisory Service commenced an investigation into an alleged violation of, among others, the Financial Consumer Protection Act that occurred during past sales by Shinhan Bank and by other banks in Korea of Hong Kong H-Index-based equity linked trust products (“H-Index ELT”). If Hong Kong H-Index remains at current levels, customers who have purchased such H-Index ELT are expected to incur significant losses upon maturity of such products. While we intend to fully cooperate with the investigations by the Financial Supervisory Service, it is not currently possible to predict the final outcome of such investigations and the potential impact they may have on us. On March 11, 2024, the Financial Supervisory Service announced dispute resolution criteria that may be voluntarily applied by each financial institution in determining compensation for investors who suffered losses due to such institution’s alleged incomplete sales of H-Index ELT. On March 29, 2024, Shinhan Bank announced that its board of directors has resolved to initiate voluntary settlement process with the investors based on the guideline announced by the Financial Supervisory Service and began discussions with the investors starting April 2024. Depending on the results of the investigations and settlement negotiations with the investors, it is currently unclear to what extent we may be required to compensate the customers, which may cause us to suffer substantial losses or to record provisions for credit loss allowance to account for expected future losses.

In February 2023, the Korea Fair Trade Commission commenced investigations into banks in Korea with respect to whether they had engaged in any unfair practices in violation of competition laws. In January 2024, the Korea Fair Trade Commission issued a review report addressed to the four largest banks in Korea, including Shinhan Bank, which alleged that the banks had colluded among themselves to maintain similar terms and conditions for their secured loans. Specifically, the Korea Fair Trade Commission alleged that the banks had shared information about the maximum loan-to-value ratio each bank offered to its respective customers with the intent of maintaining similar levels among themselves. Such investigation is ongoing, and it is difficult to predict the results of these proceedings and the potential impact they may have on us.

In June 2022, Shinhan Bank voluntarily reported to the Financial Supervisory Service certain overseas wire transfers made in 2020 and 2021 which Shinhan Bank had detected as unusual based on its internal monitoring system. After similar activities were also reported by another major Korean bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers made under similar circumstances across all major banks in Korea, including Shinhan Bank. In an interim report released in September 2022, the Financial Supervisory Service reported that approximately more than US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which approximately US$2.36 billion had been wired through Shinhan Bank and that at least some of these transfers were allegedly related to cryptocurrency arbitrage transactions. The Financial Supervisory Service and the Seoul Central District Prosecutor’s Office investigated these wire transfers and the parties involved, including in relation to any violation of certain monitoring and reporting obligations under the Foreign Exchange Transactions Act of Korea and the Act on Reporting and Use of Certain Financial Transaction Information of Korea. In December 2022, the Financial Supervisory Service made a recommendation to improve Shinhan Bank’s fraud detection system, including allocating sufficient staff and establishing a computer system dedicated to identifying digital asset-related transactions and assessing risks related to digital asset management. In February 2024, the Financial Supervisory Service imposed a sanction on commercial banks in connection with such overseas wires transfers, including Shinhan Bank, and imposed temporary suspension of 2.6 months on one of Shinhan Bank’s branches, an administrative fine of ~~W~~ 12 million, and an administrative penalty of ~~W~~ 174 million to Shinhan Bank.

Although we plan to rigorously defend our positions in the lawsuits or other regulatory proceedings against us, it is difficult to predict the final outcome of these proceedings and the potential impact these proceedings and related events may have on our financial condition, equity or results of operations. The total amount in dispute or amounts subject to regulatory action may increase during the course of these legal claims and regulatory actions, and other lawsuits may be brought against us based on similar allegations. Accordingly, we cannot assure you that these proceedings and related events will not have an adverse effect on our business, financial condition and results of operations. For further details of these and other litigations, see Note 46 of the notes to our consolidated financial statements.

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

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2019	48,000	38,350	987,989	40.54	32.23	85,258
2020	42,750	22,200	2,366,124	37.45	17.37	144,214
2021	43,000	30,650	1,784,390	39.07	27.67	112,478
2022	43,200	33,400	1,303,530	34.60	23.00	154,790
First Quarter	41,500	36,400	1,531,090	34.32	29.41	162,315
Second Quarter	43,200	37,050	1,287,123	34.60	28.56	123,982
Third Quarter	37,900	33,400	1,259,431	28.92	23.00	178,305
Fourth Quarter	38,500	34,500	1,148,202	29.67	23.59	153,817
2023	44,900	32,500	1,153,125	36.62	25.13	129,154
First Quarter	44,900	34,300	1,709,502	36.62	25.59	151,879
Second Quarter	35,900	33,850	1,133,213	27.74	25.69	123,019
Third Quarter	38,000	32,500	962,360	28.49	25.13	120,840
Fourth Quarter	40,150	34,100	795,571	31.12	25.13	121,141
October	36,400	34,100	821,473	26.72	25.13	120,214
November	37,000	34,500	799,190	28.52	25.60	121,910
December	40,150	36,350	765,479	31.12	27.87	121,355
2024 (through April 12)	51,500	36,350	2,607,485	37.94	27.23	148,214
January	40,850	36,350	1,211,737	30.69	27.23	147,114
February	45,300	41,350	3,040,301	33.85	31.15	126,665
March	51,500	44,050	4,018,316	37.94	32.61	146,215
April (through April 12)	45,550	41,850	1,970,411	33.64	30.00	197,620

Source: Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 28, 2023, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~2,126 trillion. The average daily trading volume of equity securities for 2023 was approximately 538 million shares with an average transaction value of ~~W~~9,603 billion.

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

	Opening(1)	High	Low	Closing
2019	2,010.00	2,248.63	1,909.71	2,197.67
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023	2,225.67	2,667.07	2,218.68	2,655.28
2024 (through April 12)	2,669.81	2,757.09	2,435.90	2,681.82

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization			Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)		(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
2019	799	~~W~~	1,475,909,366	$1,277,290,667	470,723	$4,989,807	$4,318,309
2020	795		1,980,543,162	1,823,536,656	895,256	12,200,417	11,233,235
2021	818		2,203,366,546	1,853,749,408	1,039,479	15,424,224	12,976,800
2022	820		1,767,235,221	1,402,345,041	595,197	9,008,398	7,148,387
2023	834		2,126,372,516	1,649,117,819	538,210	9,602,689	7,447,409
2024 (through April 12)	835		2,189,191,730	1,618,506,380	533,502	10,665,076	7,884,871

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Restrictions Applicable to ADSs

No Korean governmental approval is necessary for the sale and purchase of our ADSs in the secondary market outside Korea or for the withdrawal of shares of our common stock underlying the ADSs and the delivery within Korea of shares in connection with the withdrawal, provided that a foreigner procures a Legal Entity Identifier (passport number for individual) as described below. The acquisition of the shares by a foreigner must be immediately reported to the governor of the Financial Services Commission, either by the foreigner or by his standing proxy in Korea.

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

The Investment Rules require a foreign investor who wishes to invest in shares on the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (including Converted Shares and shares being issued for initial listing on the Stock Market Division of the Korea Exchange or on KOSDAQ Market Division of the Korea Exchange) to identify its identity with the Legal Entity Identifier (“LEI”) or provide a passport number prior to making any such investment.

Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares, trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by himself or his standing proxy, or, in the case of sale and purchase of shares at fair value between foreigners, who are part of an investor group comprised of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

General

As of December 31, 2023 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2023, the number of our issued and outstanding common shares was 512,759,471.

On January 25, 2007, we issued 28,990,000 Series 10 redeemable preferred shares and 14,721,000 Series 11 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were redeemed on January 25, 2012. On April 21, 2011, as part of funding for partial redemption of the Series 10 redeemable preferred stock and the Series 11 redeemable convertible preferred stock, we issued 11,100,000 shares of the Series 12 non-voting redeemable preferred stock, all of which were redeemed on April 21, 2016. April 30, 2019, as part of funding for the acquisition of Orange Life Insurance, we issued 17,482,000 shares of non-voting convertible preferred stock through third-party allotment at a price of ~~W~~42,900. In addition, we issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between Shinhan Financial Group and Orange Life Insurance on January 28, 2020. On May 1, 2023, 17,482,000 shares of our convertible preferred stock issued on April 30, 2019 have been automatically converted to common stock. See “— Description of Preferred Stock.”

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

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of December 31, 2023, our authorized but unissued share capital was 487,240,529 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” Share certificates are issued in denominations of one, five, ten, 50, 100, 500, 1,000 and 10,000 shares. The par value of our common shares per share is ~~W~~5,000.

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

The table below sets forth the cash dividend per share of common stock and the cash dividend per share of preferred stock declared by us in respect of the years ended December 31, 2021, 2022 and 2023.

Dividends

	For the Year Ended December 31,
	2021		2022		2023

	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	1,960	~~W~~	2,065	~~W~~	2,100
In U.S. Dollars(1)		$1.65		$1.64		$1.63
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	1,960	~~W~~	2,065	~~W~~	525
In U.S. Dollars(1)		$1.65		$1.64		$0.41

Note:

(1)

Won amounts for 2021, 2022 and 2023 are expressed in U.S. Dollar at the rate of ~~W~~1,188.6 and ~~W~~1,260.2 and ~~W~~1,291.0, respectively, to US$1.00, the Noon Buying Rate in effect on December 31, 2021, 2022 and 2023, respectively, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2023, the employee stock ownership association owned 26,654,678 shares, or 5.20%, of our common stock.

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

On April 30, 2019, as part of funding for the acquisition of Orange Life Insurance, we issued 17,482,000 shares of non-voting convertible preferred stock through third-party allotment at a price of ~~W~~42,900.

On May 1, 2023, 17,482,000 shares of our convertible preferred stock issued on April 30, 2019 have been automatically converted to common stock.

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. However, if such application for tax exemption is being sought by an entity for an amount that is Won 1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is Won 1 billion or more), in addition to the certificate of tax residence issued by a competent authority of such entity’s country of residence, such entity will be required to additionally submit (i) the names and addresses of all of the members of its board of directors, (ii) the identities and shareholding percentages of all of its shareholders (provided that if there are more than 100 shareholders, it may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to the country of residence (or, if the entity has been in existence for less than three years, audit reports since incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (an “OIV”) that is not the beneficial owner of such income, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective as of January 1, 2022, an OIV shall be deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income.

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

Securities Transaction Tax

If you transfer common shares through the Korea Exchange in 2024, you will be subject to a securities transaction tax at the rate of 0.03% (no such securities transaction tax to be imposed on transfers starting January 1, 2025) and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate 0.35% but will not be subject to an agriculture and fishery special surtax.

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or one of certain other financial institutions;

•	a dealer in securities or currencies;

•	an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding common shares or ADSs as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for U.S. federal income tax purposes;

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

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

Distributions on Common Shares or American Depositary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” the gross amount of distributions on our common shares or ADSs (including amounts withheld to reflect Korean withholding tax) will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day you actually or constructively receive it, in the case of our common shares, or the day actually or constructively received by the ADS depositary, in the case of ADSs. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States for these purposes. However, our common shares that are not represented by ADSs will generally not be considered readily tradable on an established securities market in the United States for these purposes. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Furthermore, non-corporate U.S. holders will not be eligible for the rate reduction on any dividends that we pay if we are a passive foreign investment company (as discussed below under “— Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or were a passive foreign investment company in the preceding taxable year. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at a rate not exceeding the rate provided in the Treaty) may be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Tax Treaties” for a discussion of the Treaty rate. Korean taxes withheld in excess of the rate provided in the Treaty will not be eligible for credit against your U.S. federal income tax until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the Internal Revenue Service (the “IRS”). For purposes of the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. For example, U.S. Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied if you do not elect to apply the benefits of the Treaty. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. federal income tax law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Distributions of our common shares or ADSs or rights to subscribe for our common shares or ADSs that are received as part of a pro rata distribution to all of our shareholders (including holders of ADSs) generally will not be subject to U.S. federal income tax to recipient common shareholders (including holders of ADSs). Consequently, such distributions will not give rise to foreign source income and you will not be able to use a foreign tax credit for any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

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

Any gain or loss you recognize on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss. Consequently, you may not be able to claim a foreign tax credit for any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to apply the benefits of the Treaty, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, it is possible that the non-creditable Korean tax would reduce the amount realized on the sale, exchange or other disposition of our common shares or ADSs. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Korean tax is imposed upon the disposition of our common shares or ADSs and you apply such temporary relief, such Korean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under your particular circumstances.

You should note that any Korean securities transaction tax imposed upon a disposition of our common shares or ADSs generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2023, and we do not expect to be a PFIC in 2024 or to become one in the foreseeable future, although there can be no assurance in this regard. PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets.

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

Depositary Payments for the Fiscal Year 2023

In 2023, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	99,785.55
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e., non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2023	US$	530,059.21

Total:	US$	638,844.76

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2023 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2023. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting an independent registered public accounting firm, as stated in its report included herein, which expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of three outside directors, namely Kwak Su Keun (Chair), Yoon Jaewon and Bae Hoon. Our board of directors has determined that Kwak Su Keun, the chair of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Kwak Su Keun, Yoon Jaewon and Bae Hoon are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

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

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2021, 2022 and 2023, for various types of services and a brief description of the nature of such services. Samil PricewaterhouseCoopers, a Korean independent registered public accounting firm, was our principal auditors for the years ended December 31, 2021 and 2022. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2023 and we currently expect KPMG Samjong Accounting Corp. to serve as our principal auditors for the year ended December 31, 2024.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2021		2022		2023

	(In millions of Won)
Audit fees	~~W~~	12,533	~~W~~	12,807	~~W~~	14,580	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		434		373		370	Assurance services rendered in the ordinary course of our business
Tax fees		—		—		—	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the three categories above.

Total	~~W~~	12,967	~~W~~	13,180	~~W~~	14,950

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to March 31, 2023	3,676,470	~~W~~	37,168	3,676,470	$—
April 1 to June 30, 2023	4,243,281	~~W~~	35,185	4,243,281	—
July 1 to September 30, 2023	2,842,929	~~W~~	35,175	2,994,011	—
October 1 to December 31, 2023	2,744,718	~~W~~	36,434	2,857,142	—

Total	13,507,398	~~W~~	35,990	13,770,904	$—

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

Internal Control Committee

Under the amended Act on Corporate Governance of Financial Companies which will come into effect on July 3, 2024, financial institutions including financial holding companies must establish an internal control committee of which at least one-half of its members must be outside directors and whose chairman must be an outside director. provided, however, that an internal control committee may not be established if the audit committee or the risk management committee deliberates and resolves on the establishment of the basic policy and strategy for internal control, the establishment of a plan to establish an organizational culture that values the professional ethics and compliance spirit of officers and employees, the establishment and amendment of internal regulations on governance structure, the establishment and amendment of internal control standards, and requests for the inspection, evaluation and necessary measures with respect to the performance of the obligation of internal control management by executives and the representative director, as prescribed by the articles of incorporation of a financial institution.

Responsibilities Map for Internal Control

Under the amended Act on Corporate Governance of Financial Companies which will come into effect on July 3, 2024, financial institutions including financial holding companies must clarify in advance the scope and details of the matters subject to internal control that each officer is responsible for by preparing the responsibilities map. CEOs must establish a responsibilities map and submit it to the financial authorities after deliberation and resolution by the board of directors. Financial companies are obligated to verify whether their executives have the necessary qualifications including expertise, character and credibility to perform their duties. Executive officers stated in the responsibilities map must oversee internal control over the matters for which they are responsible, by taking certain prescribed measures. The CEO, as the top overseer of internal control, is responsible for establishing a company-wide internal control system and supervising each officer’s internal control activities.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K.	CYBERSECURITY.

1. Risk Management and Strategy

Cybersecurity is integrated into our risk management procedures through which we identify, assess, monitor, control, communicate and escalate related risks. As cybersecurity threats continue to evolve, we expect to continue to expend substantial resources to modify or enhance our measures to detect and prevent cybersecurity attacks or to investigate and remediate information security vulnerabilities that are found. The risks posed by cybersecurity threats that could materially affect us, including our business strategy, results of operations or financial condition, are discussed in “Item 3.D. Risk Factors — Other Risks Relating to Us as the Holding Company — Our activities are subject to cyber security risk.” For a description of our information technology system, see “Item 4.B. Business Overview – Information Technology.”

We examine cybersecurity threats annually through a professional institution holding a license recognized by the Government, and such examination includes risk assessment to predict potential impact of any identified risks. Action plans are developed based on the results of these evaluation, and after these action plans are implemented the results are reported to our Chief Information Security Officer (CISO). We provide annual reports on cybersecurity risks and ICT security operations to the Risk Management Committee of the board of directors. The main components of such reports consist of (i) findings from periodic security risk evaluations, (ii) results of internal security drills designed to improve responses to breaches, outages, and natural disasters, and (iii) current status of our requisite certifications for information security management systems such as ISO 27001 and ISMS.

Our CISO, Jung-eun Lee, is an experienced professional with required qualification in information protection and technology, in compliance with relevant domestic regulations. As a trusted advisor, the CISO ensures the accuracy of information related to cybersecurity risk, makes final decisions related thereto, and convenes the Information Protection Committee to effectively address significant risks that could potentially impact our customer services. We regularly conduct vulnerability assessments and black-box penetration testing to check for potential external breaches and establish preventive measures. Additionally, we monitor the exposure of sensitive information such as customer data to dark web and deep web and carry out additional preventive activities such as attack surface management, cyber threat intelligence collection, and phishing and pharming detection.

2. Governance.

The Internal Control Committee provides regular reports on cybersecurity to management, and the Risk Management Committee and Operational Risk Committee report to board meetings quarterly. Reports provide a comprehensive overview of various areas, such as ICT risk recognition and assessment, cybersecurity incident response and recovery training, systems change management, incident management processes, and periodic testing.

Our Head of Digital Part, Joon-hwan Kim, has a Ph. D. in engineering from the Korea Institute of Science and Technology as well as over 20 years of relevant experience in the field. The Head of Digital Part oversees the management of our ICT, information protection strategy, and internal control by periodically receiving comprehensive reports on the outcomes of various information protection activities related to cyber security, such as periodic vulnerability inspections, internal control and security monitoring, digital checkup, incident response training, and emergency response training. Based on these reports, the Head of Digital Part makes informed decisions related to cybersecurity in general. As part of his role, the Head of Digital Part is also appointed as a Credit Information Management Protection Officer as required by domestic regulations. Credit Information Management Protection Officer is required to provide annual reports related to credit information protection to the board of directors and to submit related reports to governmental agencies.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 294 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 23, 2023 (in English)† ******

2.1	Form of Common Stock Certificate (in English) †*

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
**

Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.
****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.
*****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.
******	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on April 20, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 18, 2024

Shinhan Financial Group Co., Ltd.

By:	/s/ Jin Okdong
Name: Jin Okdong
Title: Chief Executive Officer

Auditor Firm ID: 1357	Auditor Name: KPMG Samjong Accounting Corp.	Auditor Location: 2 7th Fl oor , Gangnam Finance Center , 152, Teheran-ro, Gangnam -gu, Seoul, Republic of Korea 06236

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Shinhan Financial Group Co., Ltd.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statement of financial position of Shinhan Financial Group Co., Ltd. and subsidiaries (“the Group”) as of December 31, 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited the adjustments to the 2022 consolidated financial statements to retrospectively apply the change in accounting due to the adoption of IFRS 17
Insurance Contracts
, as described in Note 52. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinions.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
(i) Assessment of allowance for credit losses for loans calculated on a collective basis
As discussed in Notes 3.(h), 5.(b), and 13 to the consolidated financial statements, the Group has KRW 4,330,470 million of allowance for credit losses for loans at amortized cost as of December 31, 2023, a portion of which is calculated on a collective basis. The Group estimates the allowance for credit loss on an individual basis for individually significant corporate loans which are credit impaired and for those which have experienced a significant increase in credit risk. The allowance for credit losses for all other loans is measured on a collective basis. For these loans, the Group measures expected credit loss (ECL) based on its estimates of the probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) as well as the impact of forward-looking information (FLI). The PDs and LGDs, and the effects of FLI on these, are the outputs of a set of complex models that involve significant judgments and assumptions. For corporate loans measured on a collective basis, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors. The evaluation of the quantitative and qualitative factors involves a high level of judgment by the Group.
We identified the assessment of the allowance for credit losses for loans calculated on a collective basis as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge and subjective and complex auditor judgment, was required to evaluate the assumptions and judgments applied by the Group in the measurement of ECL on a collective basis. This included the analysis of the quantitative and qualitative factors considered in determining the internal credit risk ratings of corporate loans, the calculation of PDs and LGDs and the evaluation of FLI incorporated in the measurement of collective ECL.

The following are the primary audit procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the validation of the models used to determine the PDs and LGDs and the impact of FLI; and (ii) the assessment of quantitative and qualitative factors in the process of determining the internal credit risk rating of the corporate loans. We involved credit risk professionals with specialized skills and knowledge who assisted in: (i) evaluating the methodology and key assumptions and judgments used in determining the PD and LGD parameters; (ii) evaluating how FLI was incorporated in the collective ECL model; and (iii) for a sample of loans, checking the accuracy of the PD and LGD, adjusted for FLI, calculated by management. For a sample of corporate loans with ECL measured on a collective basis, we assessed the reasonableness of the internal credit risk rating considering the quantitative and qualitative information and the Group’s credit risk rating policy.
(ii) Fair value of the subsidiary Shinhan Securities Co. Ltd.’s level 3 derivatives and derivative-linked securities
As discussed in Notes 4.(c) and 5.(e) to the consolidated financial statements, as of December 31, 2023 the Group, through its subsidiary Shinhan Securities Co. Ltd, has KRW 629,223 million and KRW 785,312 million of level 3 derivative assets and liabilities, respectively, and KRW 66,866 million and KRW 6,725,252 million of level 3 derivative-linked securities held and issued, respectively. Level 3 financial instruments are measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data. In order to measure the fair value of these level 3 derivatives and derivative-linked securities, the Group uses internally developed valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments.
We identified the measurement of the fair value of the subsidiary Shinhan Securities Co. Ltd.’s level 3 derivatives and derivative-linked securities as a critical audit matter. Subjective auditor judgment was required to assess the significant inputs to the valuation models which were not directly observable including volatility of underlying assets and correlations. In addition, the audit effort associated with these measurements required the involvement of valuation professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the subsidiary Shinhan Securities Co. Ltd.’s level 3 derivatives and derivative-linked securities. This included controls related to the determination of the values of the significant unobservable inputs used in the measurement of the fair values. We involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the reasonableness of the Group’s fair value estimate for a selection of the level 3 derivatives and derivative-linked securities by developing independent estimates of the fair values of those instruments and comparing the results to the Group’s estimates. As part of this independent estimate, the valuation professionals developed independent estimates of the significant unobservable inputs used in the measurement of the financial instruments, including the volatility of underlying assets and correlations.
(iii) Estimation of the loss rates used in the measurement of insurance liabilities
As discussed in Notes 2(e)i), 3(t), 4(e), 28 to the consolidated financial statements, the Group has KRW 48,229,566 million of insurance liabilities, excluding those measured under the premium allocation approach, as of December 31, 2023. These insurance liabilities are measured as the sum of the fulfillment cash flows and, when applicable, the contractual service margin. The fulfillment cash flows comprise an estimate of the expected cash flows that will arise within the boundaries of the insurance contract, including for the payment of claims and benefits, discounted to reflect the time value of money and a risk adjustment for non-financial
risks. The Group uses loss rates in its estimation of the future cash flows for payments of claims and benefits. These loss rates are derived from the Group’s historical experience and, in certain cases, external data using methodologies that involve significant judgments and assumptions.

We identified the estimation of the loss rates used in the measurement of insurance liabilities as a critical audit matter. A high degree of subjective auditor judgment was required to assess the reasonableness of the loss rates used by the Group to estimate the expected payments of claims and benefits. In addition, the audit effort associated with the assessment of the loss rates required the involvement of actuarial professionals with specialized skills and knowledge.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the estimate of loss rates. This included controls related to the review and approval of the calculation methodologies applied to determine the loss rates, the review and approval of the final loss rates to be used in the measurement of the insurance liabilities, and the review of methodologies and loss rates by the appointed actuary. We involved actuarial professionals with specialized skills and knowledge, who assisted in: (i) reviewing the methodologies applied to calculate the loss rates; and (ii) checking the accuracy of the final loss rates using the Group’s data and methodologies.
/s/ KPMG Samjong Accounting Corp.
We have served as the Company’s auditor since 2023.
Seoul, Korea
April 18, 2024

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Shinhan Financial Group Co., Ltd.:
Opinion on the Financial Statements
We have audited the consolidated statement of financial position of Shinhan Financial Group Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2022, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the adoption of IFRS No.1117,
Insurance Contracts
on the 2022 consolidated financial statements described in Note 52. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively reflect the adoption of IFRS No.1117,
Insurance Contracts
on the 2022 consolidated financial statements described in Note 52, present fairly, in all material respects, the financial position of the Group as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2022 financial statements before the effects of the adjustments discussed in Note 52 are not presented herein).
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the adoption of IFRS No.1117,
Insurance Contracts
on the 2022 consolidated financial statements as described in Note 52 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements, before the effects of the adjustments described above, based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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
/s/Samil PricewaterhouseCoopers
Seoul, the Republic of Korea
April 20, 2023
We served as the Group’s auditor from 2020 to 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of January 1, 2022, December 31, 2022 and 2023

(In millions of won)	Note	January 1, 2022		December 31, 2022	December 31, 2023
Assets
Cash and due from banks at amortized cost	5, 9, 13, 20	~~W~~	29,049,341	30,050,840	34,629,251
Financial assets at fair value through profit or loss	5, 10, 20		68,161,348	61,508,281	71,216,564
Derivative assets	5, 11		3,800,158	6,460,652	4,711,421
Securities at fair value through other comprehensive income	5, 12, 20		90,893,467	85,469,161	90,311,979
Securities at amortized cost	5, 12, 20		26,164,942	33,371,198	35,686,487
Loans at amortized cost	5, 13, 20		384,810,774	407,898,972	411,739,562
Property and equipment, net	14, 19, 20		4,046,164	4,011,097	3,972,304
Intangible assets	15		5,644,782	5,807,836	6,217,946
Investments in associates	16		2,913,745	2,904,474	2,692,031
Current tax receivable			15,159	26,307	30,590
Deferred tax assets	44		131,257	915,369	153,719
Investment property	17		675,391	363,108	257,806
Net defined benefit assets	26		33,429	456,838	114,378
Insurance contract assets	28		—	—	10,654
Reinsurance contract assets	28		—	88,772	88,353
Other assets	5, 13, 18		25,480,156	25,071,114	29,925,844
Assets held for sale			44,409	29,211	36,444

Total assets		~~W~~	641,864,522	664,433,230	691,795,333

Liabilities
Deposits	5, 21	~~W~~	364,874,652	382,988,294	381,512,664
Financial liabilities at fair value through profit or loss	5, 22		1,369,225	1,146,110	1,868,977
Financial liabilities designated at fair value through profit or loss	5, 23		8,023,870	8,367,368	7,796,727
Derivative liabilities	5, 11		3,588,165	7,708,615	5,038,416
Borrowings	5, 24		43,167,065	49,279,175	56,901,352
Debt securities issued	5, 25		80,149,363	77,288,783	81,561,725
Net defined benefit liabilities	26		131,494	14,664	67,620
Provisions	27		1,166,883	1,266,314	1,369,666
Current tax payable			702,608	702,143	92,253
Deferred tax liabilities	44		420,677	810,569	542,595
Insurance contract liabilities	28		53,774,915	45,904,773	48,333,208
Reinsurance contract liabilities	28		281,763	62,803	93,240
Investment contract liabilities	5, 30		2,953,698	2,133,586	1,572,685
Other liabilities	5, 31		31,044,194	33,336,475	48,722,340

Total liabilities			591,648,572	611,009,672	635,473,468

F-
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position (Continued)
As of January 1, 2022, December 31, 2022 and 2023

(In millions of won)	Note	January 1, 2022		December 31, 2022	December 31, 2023
Equity	32
Capital stock			2,969,641	2,969,641	2,969,641
Hybrid bonds			3,334,531	4,196,968	4,001,731
Capital surplus			12,095,043	12,095,043	12,094,968
Capital adjustments			(664,429)	(582,859)	(658,664)
Accumulated other comprehensive loss			(905,223)	(1,910,750)	(1,074,453)
Retained earnings			31,139,115	33,963,799	36,387,314

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			47,968,678	50,731,842	53,720,537
Non-controlling interests			2,247,272	2,691,716	2,601,328

Total equity			50,215,950	53,423,558	56,321,865

Total liabilities and equity		~~W~~	641,864,522	664,433,230	691,795,333

Since
IFRS
17 “Insurance contracts” was first applied from

January 1
, 2023, the Group restated the consolidated statements of financial position as of December 31, 2022 and January 1, 2022 in accordance with
IAS 1
“Financial statement presentation”. See accompanying notes to the consolidated financial statements.

F-
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Interest income		~~W~~	14,724,230	20,092,325	27,579,211
Interest expense			(3,954,905)	(9,495,472)	(16,761,289)

Net interest income	34		10,769,325	10,596,853	10,817,922
Fees and commission income			4,139,885	3,884,346	4,175,243
Fees and commission expense			(1,464,888)	(1,470,804)	(1,528,037)

Net fees and commission income	35		2,674,997	2,413,542	2,647,206
Insurance income			6,484,523	2,741,730	2,899,599
Reinsurance income			—	36,274	44,985
Insurance expenses			(7,259,909)	—	—
Insurance service expenses			—	(1,667,870)	(1,748,779)
Reinsurance service expenses			—	(63,910)	(82,190)

Net insurance income (expenses)	28		(775,386)	1,046,224	1,113,615

Insurance finance income			—	850,940	143,064
Insurance finance expenses			—	(42,976)	(659,161)

Net insurance finance income (expenses)	29		—	807,964	(516,097)

Dividend income	36		124,531	177,569	181,486
Net gain (loss) on financial instruments at fair value through profit or loss	37		1,103,631	(1,160,833)	2,493,626
Net gain (loss) on financial instruments at fair value through profit or loss (overlay approach)			43,003	—	—
Net gain (loss) on financial instruments designated at fair value through profit or loss	38		(88,301)	576,942	(437,780)
Net gain on foreign currency transaction			222,819	245,079	256,766
Net gain (loss) on disposal of securities at fair value through other comprehensive income	12		85,596	(161,423)	(129,575)
Net gain (loss) on disposal of securities at amortized cost	12		(319)	(60)	251
Provision for allowance for credit loss	39		(974,685)	(1,291,813)	(2,244,503)
General and administrative expenses	40		(5,743,088)	(5,644,160)	(5,895,337)
Other operating expenses, net	42		(1,490,027)	(1,700,320)	(2,186,730)

Operating income			5,952,096	5,905,564	6,100,850
Equity method income	16		158,600	121,697	125,088
Other non-operating income (expense), net	43		(527,032)	339,365	(260,978)

Profit before income taxes			5,583,664	6,366,626	5,964,960

Income tax expense	44		1,471,036	1,611,112	1,486,960

Profit for the year		~~W~~	4,112,628	4,755,514	4,478,000

F-
9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2021, 2022 and 2023

(In millions of won, except earnings per share data)	Note	2021		2022	2023
Other comprehensive income for the year, net of income tax	32
Items that are or may be reclassified to profit or loss:
Gain (loss) on securities at fair value through other comprehensive income		~~W~~	(879,671)	(5,928,937)	3,162,544
Equity in other comprehensive income (loss) of associates			2,748	(15,758)	7,156
Foreign currency translation adjustments for foreign operations			252,308	14,732	(6,245)
Net change in unrealized fair value of cash flow hedges			21,700	(70,264)	61,280
Net finance income on insurance contract assets (liabilities)			—	4,705,903	(2,172,458)
Net finance income (expense) on reinsurance contract assets (liabilities)			—	34,045	(20,772)
Loss on financial instruments at fair value through profit or loss (overlay approach)			(20,098)	—	—
Other comprehensive loss of separate account			(41,273)	—	—

			(664,286)	(1,260,279)	1,031,505
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			43,277	251,991	(200,857)
Equity in other comprehensive loss of associates			(2)	(5)	—
Valuation gain on securities at fair value through other comprehensive income			35,441	5,133	8,174
Gain (loss) on disposal of securities at fair value through other comprehensive income			(29,421)	2,134	(3,056)
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(2,798)	(4,749)	8,623

			46,497	254,504	(187,116)

Total other comprehensive income (loss), net of income tax			(617,789)	(1,005,775)	844,389

Total comprehensive income for the year		~~W~~	3,494,839	3,749,739	5,322,389

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	32, 45	~~W~~	4,019,254	4,665,643	4,368,035
Non-controlling interests			93,374	89,871	109,965

		~~W~~	4,112,628	4,755,514	4,478,000

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,402,925	3,660,798	5,208,629
Non-controlling interests			91,914	88,941	113,760

		~~W~~	3,494,839	3,749,739	5,322,389

Earnings per share:	32, 45
Basic and diluted earnings per share in won		~~W~~	7,308	8,498	8,048

Since IFRS 17 “Insurance contracts” was first applied from January 1, 2023, the Group restated the consolidated statements of comprehensive income for the year ended December 31, 2022 in accordance with IAS 1 “Financial statement presentation”. Also, the comparative information for the year ended December 31, 2021 are prepared on an IFRS 4 basis. See accompanying notes to the consolidated financial statements.

F-
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2021

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2021	~~W~~	2,969,641	2,179,934	12,234,939	(687,935)	(404,181)	27,777,169	44,069,567	2,287,291	46,356,858
Total comprehensive income for the year
Profit for the year		—	—	—	—	—	4,019,254	4,019,254	93,374	4,112,628
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(871,104)	—	(871,104)	(2,547)	(873,651)
Loss on financial instruments at fair value through profit or loss (overlay approach)		—	—	—	—	(20,098)	—	(20,098)	—	(20,098)
Equity in other comprehensive income of associates		—	—	—	—	2,746	—	2,746	—	2,746
Foreign currency translation adjustments for foreign operations		—	—	—	—	251,842	—	251,842	466	252,308
Net change in unrealized fair value of cash flow hedges		—	—	—	—	21,700	—	21,700	—	21,700
Other comprehensive income of separate account		—	—	—	—	(41,273)	—	(41,273)	—	(41,273)
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	42,656	—	42,656	621	43,277
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(2,798)	—	(2,798)	—	(2,798)

Total other comprehensive loss		—	—	—	—	(616,329)	—	(616,329)	(1,460)	(617,789)

Total comprehensive income (loss)		—	—	—	—	(616,329)	4,019,254	3,402,925	91,914	3,494,839

Other changes in equity
Dividends		—	—	—	—	—	(803,838)	(803,838)	—	(803,838)
Interim dividends		—	—	—	—	—	(299,082)	(299,082)	—	(299,082)
Dividends to hybrid bonds		—	—	—	—	—	(116,388)	(116,388)	—	(116,388)
Issuance of hybrid bonds		—	1,154,597	—	—	—	—	1,154,597	—	1,154,597
Acquisition of treasury stock (Note 29)		—	—	—	(79)	—	—	(79)	—	(79)
Disposal of treasury stock (Note 29)		—	—	—	23,589	—	—	23,589	—	23,589
Change in other capital adjustments		—	—	(105)	(4)	—	(241)	(350)	—	(350)
Change in other non-controlling interests		—	—	(139,791)	—	—	—	(139,791)	(131,933)	(271,724)

		—	1,154,597	(139,896)	23,506	—	(1,219,549)	(181,342)	(131,933)	(313,275)

Reclassification of OCI to retained earnings		—	—	—	—	35,574	(35,574)	—	—	—

Balance at December 31, 2021	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422

F-
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 202
2

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422
Adjustment on initial application of IFRS 17 (Note 52)		—	—	—	—	79,713	597,815	—	—	677,528
Balance (restated) at January 1, 2022		2,969,641	3,334,531	12,095,043	(664,429)	(905,223)	31,139,115	47,968,678	2,247,272	50,215,950
Profit for the year		—	—	—	—	—	4,665,643	4,665,643	89,871	4,755,514
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(5,918,084)	—	(5,918,084)	(3,586)	(5,921,670)
Equity in other comprehensive loss of associates		—	—	—	—	(15,763)	—	(15,763)	—	(15,763)
Foreign currency translation adjustments for foreign operations		—	—	—	—	12,936	—	12,936	1,796	14,732
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(70,264)	—	(70,264)	—	(70,264)
Net finance income on insurance contract assets (liabilities)		—	—	—	—	4,705,903	—	4,705,903	—	4,705,903
Net finance income on reinsurance contract assets (liabilities)		—	—	—	—	34,045	—	34,045	—	34,045
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	251,131	—	251,131	860	251,991
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(4,749)	—	(4,749)	—	(4,749)

Total other comprehensive loss		—	—	—	—	(1,004,845)	—	(1,004,845)	(930)	(1,005,775)

Total comprehensive income (loss)		—	—	—	—	(1,004,845)	4,665,643	3,660,798	88,941	3,749,739

Other changes in equity
Dividends		—	—	—	—	—	(747,705)	(747,705)	—	(747,705)
Interim dividends		—	—	—	—	—	(637,598)	(637,598)	—	(637,598)
Dividends to hybrid bonds		—	—	—	—	—	(156,277)	(156,277)	—	(156,277)
Issuance of hybrid bonds (Note 32)		—	997,120	—	—	—	—	997,120	—	997,120
Redemption of hybrid bonds (Note 32)		—	(134,683)	—	(317)	—	—	(135,000)	—	(135,000)
Acquisition of treasury stock (Note 32)		—	—	—	(300,000)	—	—	(300,000)	—	(300,000)
Retirement of treasury stock (Note 32)		—	—	—	300,000	—	(300,061)	(61)	—	(61)
Change in other capital adjustments		—	—	—	(3,904)	—	—	(3,904)	—	(3,904)
Change in other non-controlling interests		—	—	—	85,791	—	—	85,791	355,503	441,294

		—	862,437	—	81,570	—	(1,841,641)	(897,634)	355,503	(542,131)

Reclassification of OCI to retained earnings		—	—	—	—	(682)	682	—	—	—

Balance at December 31, 2022	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558

F-
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2023

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Profit for the year		—	—	—	—	—	4,368,035	4,368,035	109,965	4,478,000
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	3,163,334	—	3,163,334	4,328	3,167,662
Equity in other comprehensive loss of associates		—	—	—	—	7,156	—	7,156	—	7,156
Foreign currency translation adjustments for foreign operations		—	—	—	—	(6,234)	—	(6,234)	(11)	(6,245)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	61,280	—	61,280	—	61,280
Net finance loss on insurance contract assets (liabilities)		—	—	—	—	(2,172,458)	—	(2,172,458)	—	(2,172,458)
Net finance loss on reinsurance contract assets (liabilities)		—	—	—	—	(20,772)	—	(20,772)	—	(20,772)
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	(200,335)	—	(200,335)	(522)	(200,857)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	8,623	—	8,623	—	8,623

Total other comprehensive income		—	—	—	—	840,594	—	840,594	3,795	844,389

Total comprehensive income (loss)		—	—	—	—	840,594	4,368,035	5,208,629	113,760	5,322,389

Other changes in equity
Dividends		—	—	—	—	—	(455,215)	(455,215)	—	(455,215)
Interim dividends		—	—	—	—	—	(817,122)	(817,122)	—	(817,122)
Dividends to hybrid bonds		—	—	—	—	—	(189,672)	(189,672)	—	(189,672)
Issuance of hybrid bonds (Note 32)		—	897,646	—	—	—	—	897,646	—	897,646
Redemption of hybrid bonds (Note 32)		—	(1,092,883)	—	(102,667)	—	—	(1,195,550)	—	(1,195,550)
Transfer of redemption loss of hybrid bonds to retained earnings		—	—	—	317	—	(317)	0	—	—
Acquisition of treasury stock (Note 32)		—	—	—	(485,947)	—	—	(485,947)	—	(485,947)
Retirement of treasury stock (Note 32)		—	—	—	485,947	—	(486,028)	(81)	—	(81)
Preferred stock converted to common stock		—	—	(75)	—	—	—	(75)	—	(75)
Change in other capital adjustments		—	—	—	26,703	—	(463)	26,240	—	26,240
Change in other non-controlling interests		—	—	—	(158)	—	—	(158)	(204,148)	(204,306)

		—	(195,237)	(75)	(75,805)	—	(1,948,817)	(2,219,934)	(204,148)	(2,424,082)

Reclassification of OCI to retained earnings		—	—	—	—	(4,297)	4,297	—	—	—

Balance at December 31, 2023	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865

Since IFRS 17 “Insurance contracts” was first applied from January 1, 2023, the Group restated the consolidated statements of changes in equity for the year ended December 31, 2022 in accordance with IAS 1 “Financial statement presentation”. Also, the comparative information for the year ended December 31, 2021 are prepared on an IFRS 4 basis. See accompanying notes to the consolidated financial statements.

F-1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Cash flows from operating activities
Profit for the year		~~W~~	4,112,628	4,755,514	4,478,000
Adjustments for:
Interest income	34		(14,724,230)	(20,092,325)	(27,579,211)
Interest expense	34		3,954,905	9,495,472	16,761,289
Dividend income	36		(124,531)	(177,569)	(181,486)
Income tax expense	44		1,471,036	1,611,112	1,486,960
Net fees and commission expense	35		124,486	126,665	307,492
Net insurance loss (gain)	28		1,356,064	(1,046,224)	(1,113,615)
Net insurance finance expense (income)	29		—	(807,964)	516,097
Net loss (gain) on financial instruments at fair value through profit or loss	37		(174,279)	1,056,473	(1,228,900)
Net loss (gain) on derivatives	11		64,128	702,735	(292,483)
Net loss (gain) on financial instruments at fair value through profit or loss (overlay approach)	9		(43,003)	—	—
Net loss (gain) on foreign currency translation			(21,130)	44,316	4,396
Net gain on financial instruments designated at fair value through profit or loss	38		(423,914)	(806,741)	(54,256)
Net loss (gain) on disposal of securities at fair value through other comprehensive income	12		(85,596)	161,423	129,575
Net loss (gain) on disposal of securities at amortized cost	12		319	60	(251)
Provision for allowance for credit loss	39		974,685	1,291,813	2,244,503
Employee benefit	26		221,259	178,923	145,874
Depreciation and other amortization	40		902,692	999,682	1,185,006
Other operating expense	42		457,359	2,086,352	859,065
Equity method income, net	16		(158,600)	(121,697)	(125,088)
Other non-operating expense (income)	43		447,138	(437,202)	200,355

			(5,781,212)	(5,734,696)	(6,734,678)

Changes in assets and liabilities:
Due from banks at amortized cost			2,690,535	(1,052,471)	1,325,355
Securities at fair value through profit or loss			(2,934,113)	5,901,524	(7,374,788)
Due from banks at fair value through profit or loss			92,944	—	—
Loans at fair value through profit or loss			341,140	(721,736)	620,955
Financial instruments designated at fair value through profit or loss			(9,466)	1,100,240	(726,476)
Derivative instruments			14,548	728,222	(336,770)
Loans at amortized cost			(28,740,535)	(24,043,584)	(5,652,482)
Insurance contract assets			—	299	(10,387)
Reinsurance contract assets			—	(72,331)	(4,262)
Other assets			(6,920,943)	(2,080,768)	(6,394,740)
Deposits			36,948,828	18,309,172	(1,380,003)
Liabilities for defined benefit obligations			(261,750)	(341,740)	7,263
Provisions			(25,526)	(72,384)	(424,494)
Insurance contract liabilities			—	(903,025)	(1,247,849)
Reinsurance contract liabilities			—	(201,490)	(31,265)

F-1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Investment contract liabilities		~~W~~	—	(907,047)	(671,181)
Other liabilities			(4,489,460)	1,789,192	13,479,464

			(3,293,798)	(2,567,927)	(8,821,660)

Income taxes paid			(1,149,965)	(1,693,408)	(1,931,943)
Interest received			14,325,392	19,070,421	26,411,959
Interest paid			(4,114,027)	(6,770,156)	(13,058,769)
Dividends received			100,936	128,692	186,937

Net cash inflow from operating activities			4,199,954	7,188,440	529,846

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			4,362,417	5,206,643	3,845,778
Increase in financial instruments at fair value through profit or loss			(5,409,361)	(5,954,987)	(5,355,995)
Proceeds from disposal of securities at fair value through other comprehensive income			29,991,033	22,231,923	36,748,023
Acquisition of securities at fair value through other comprehensive income			(37,575,878)	(24,545,800)	(36,745,746)
Proceeds from disposal of securities at amortized cost			5,203,156	5,148,999	4,257,920
Acquisition of securities at amortized cost			(7,343,501)	(12,302,642)	(6,421,141)
Proceeds from disposal of property and equipment	14, 43		20,068	93,511	16,159
Acquisition of property and equipment	14		(334,874)	(326,546)	(261,444)
Proceeds from disposal of intangible assets	15, 43		15,867	23,040	25,029
Acquisition of intangible assets	15		(555,340)	(616,581)	(454,794)
Proceeds from disposal of investments in associates	16		357,401	516,735	377,496
Acquisition of investments in associates	16		(588,827)	(657,836)	(428,423)
Proceeds from disposal of investment property	17, 43		276	259,453	166,767
Acquisition of investment property	17		(8,292)	(6,883)	(5,367)
Proceeds from disposal of assets held for sale			47,792	624,837	3,663
Change in other assets			(220,636)	(238,869)	1,959
Proceeds from settlement of hedging derivative financial instruments			61,502	12,585	29,123
Payment of settlement of hedging derivative financial instruments			(53,313)	(135,669)	(70,720)
Net cash flow from business combination			—	(27,840)	—

Net cash outflow from investing activities			(12,030,510)	(10,695,927)	(4,271,713)

F-1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2021, 2022 and 2023

(In millions of won)	Note	2021		2022	2023
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	1,154,597	997,120	897,646
Redemption of hybrid bonds			—	(135,000)	(1,195,550)
Net increase in borrowings			849,212	6,145,271	8,153,087
Proceeds from debt securities issued			28,561,082	39,521,966	47,674,027
Redemption of debt securities issued			(24,143,252)	(41,777,940)	(43,808,445)
Increase in financial liabilities designated at fair value through profit or loss			—	49,993	209,969
Change in other liabilities			83,067	239,591	164,567
Dividends paid			(1,218,761)	(1,540,871)	(1,461,371)
Proceeds from settlement of hedging derivative financial instruments			1,223,033	2,391,556	1,538,590
Payment of settlement of hedging derivative financial instruments			(1,210,366)	(2,319,927)	(1,459,027)
Acquisition of treasury stock			(79)	(300,000)	(485,947)
Disposition and redemption of treasury stock			23,588	(60)	(81)
Increase (decrease) in non-controlling interests			(84,998)	382,929	(205,169)
Redemption of lease liabilities			(275,273)	(259,913)	(262,055)
Payment of stock issuance costs			(105)	—	—
Conversion costs for preferred stock to common stock			—	—	(75)

Net cash inflow from financing activities			4,961,745	3,394,715	9,760,166

Effect of exchange rate changes on cash and cash equivalents held			112,854	(58,955)	(15,361)

Increase (decrease) in cash and cash equivalents			(2,755,957)	(171,727)	6,002,938
Cash and cash equivalents at beginning of year	47		26,859,400	24,585,673	24,413,946

Cash and cash equivalents at end of year	47	~~W~~	24,103,443	24,413,946	30,416,884

Since IFRS 17 “Insurance contracts” was first applied from January 1, 2023, the Group restated the consolidated statements of cash flows for the year ended December 31, 2022 and January 1, 2022 in accordance with IAS 1 “Financial statement presentation”. Also, the comparative information for the year ended December 31, 2021 are prepared on an IFRS 4 basis. See accompanying notes to the consolidated financial statements.

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

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2022 and 2023 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2022	2023
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Securities Co., Ltd.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	75.3	75.3
”	Shinhan Asset Management Co., Ltd.	”	”	100.0	100.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Asset Trust Co., Ltd.	”	”	100.0	100.0
”	Shinhan Fund Partners Co., Ltd. (*2)	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan AI Co., Ltd. (*3)	”	”	100.0	100.0
”	Shinhan Venture Investment Co., Ltd.	”	”	100.0	100.0
”	Shinhan EZ General Insurance Co., Ltd.	”	”	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Bank Cambodia	Cambodia	”	97.5	97.5
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0

F-1
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2022	2023
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	”	100.0	100.0
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	December 31	100.0	100.0
”	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	100.0
”	PT. Shinhan Indo Finance	Indonesia	”	76.3	76.3
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
”	Shinhan Vietnam Finance Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	”	100.0	100.0
”	Shinhan Securities Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia	Indonesia	”	75.0	75.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	”	100.0	100.0
”	Shinhan LifeCare Co., Ltd. (*4)	”	”	100.0	100.0
”	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED	Hong Kong	”	100.0	100.0
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.
(*2)	Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners on April 3, 2023.
(*3)	The major assets were sold to Shinhan Bank, a subsidiary company, in January 2024, and the liquidation process is in progress.
(*4)	Shinhan CubeOn Co., Ltd. has changed its name to Shinhan LifeCare Co., Ltd . on December 29, 2023.

(c)	Consolidated structured entities

F-1
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

1.	Reporting entity (continued)

Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 224 others	An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	SHPE Holdings One Co., Ltd.	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future’s Fund and 165 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.
(*)	The Group provides ABCP purchase agreements and others of ~~W~~ 8,616,163 million for the purpose of credit enhancement of structured companies.

2.	Basis of preparation

(a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).
The Group’s consolidated financial statements as of and for the year ended December 31, 2023, were certified by management on April 18, 2024.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

(b)	Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

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
The respective financial statements of the Group entities are prepared in the functional currency of the economic environment in which each individual company of group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the controlling company’s
functional and presentation currency.

(d)	Use of estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management’s best judgment as of December 31, 2023 are different from the actual environment, these estimates and actual results may be different.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about critical judgments in applying accounting policies that have a significant effect on the amounts recognized in the consolidated financial statements and information about assumptions and estimation uncertainties that might have a significant risk of resulting in a material adjustment within the next financial year are described in Note 4.

F-
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainties are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022 except as explained below.

(e)	Standards and amendments adopted by the Group
The Group has newly applied the following accounting policies upon preparation of the annual consolidated financial statements from the beginning on January 1, 2023.
i) Amendments to
IFRS
17 ‘Insurance Contracts’
The main characteristics of
IFRS
17 are recognition of insurance revenue on an accrual basis, measurement of insurance contract liabilities based on fulfilment cash flows, and presentation of insurance contracts income or expenses, separately from investment income or expenses.

①	Measurement of insurance contract liabilities based on fulfilment cash flows
The Group identifies a portfolio of insurance contracts consisting of contracts that are exposed to similar risks and are managed together, and then separates the group of insurance contracts into similar profitable contracts within the portfolio. It then estimates cash flows expected to occur within the boundaries of the insurance contract for each group of insurance contracts and measures the insurance liability at current estimates of future cash flows expected to occur in the fulfilment of the contract, reflecting the assumptions and risks on the reporting date.
As a result, insurance liabilities for each group of insurance contracts on the reporting date are measured as an estimate of future cash flows (reflecting policy loans, cash flows related to options and guarantees, the time value of money, etc.), risk adjustment and insurance margin.
The contractual service margin represents unrealized gains that will be recognized in the future as insurance services are provided, and the negative (-) insurance margin is not to be recognized, but rather it is classified as onerous group of insurance contracts and recognized in loss immediately. For contracts without direct participation features, the Group adjusts the contractual service margin for the changes in fulfilment cash flows relating to future service, measured at the discount rates determined on initial recognition, but does not adjust the contractual service margin for effects of the time value of money, financial risk, and changes therein.
On the other hand, reinsurance contracts refer to insurance contracts issued by reinsurance companies to compensate for claims arising from the underlying insurance contracts issued by other insurance companies. A group of reinsurance contracts also applies a consistent assumption with the group of underlying insurance contracts when estimating the present value of future cash flows for the group of underlying insurance contracts.

②	Recognition of insurance revenue on an accrual basis
For insurance revenue, it is recognized during the accounting year on an accrual basis, with measurement of insurance contracts with recognition of profit over the period that services are provided. Insurance revenue recognized for the current period is an estimated amount at the beginning of the period, including premiums and expenses, changes in risk adjustment, contractual service margin for services provided to the

F-
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

policyholder. Insurance revenue related to insurance acquisition cash flows recognized as a systematic allocation of the premium portion related to the collection of insurance acquisition cash flows. Any investment component (the amount an insurance contract requires the entity to repay to a policyholder in all circumstances, regardless of whether an insured event occurs) is excluded from insurance revenue.

③	Presentation of insurance income or expense
The Group chose an accounting policy that separates insurance revenue and insurance income or expense including insurance service expense for presentation. Insurance finance income or expense, includes the time value of money, financial risks, and the change effects thereof related from a group of insurance contracts, is recognized either profit or loss or other comprehensive income during the period.

④	Accounting policy for transition and the transition effects
Based on the transition provisions of
IFRS
17, each group of insurance contracts shall be identified, recognized, and measured (fully retrospective approach) as if this Standard had been applied. If the fully retrospective approach is impractical, the Group can apply either the modified retrospective approach or the fair value approach to contracts.
The effects on the date of transition and the date of the initial application of the key changes in the Group’s financial statements resulting from its adoption of
IFRS
 17 are disclosed in Note 52.
ii) Amendments to
IAS 1
 ‘Presentation of Financial Statements’ – Disclosure of Accounting Policies
The amendments define material accounting policy information and require disclosure of material accounting policy information. The amendments do not have a significant impact on the consolidated financial statements.
iii) Amendments to
IAS 1
‘Presentation of Financial Statements’ – Disclosure of gains or losses on valuation of financial liabilities with variable exercise price
The amendments require disclosure of the carrying amount of financial liabilities and the related gain or loss, if all or part of financial instruments with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liabilities. The amendments do not have a significant impact on the consolidated financial statements.
iv) Amendments to
IAS 8
‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of Accounting Estimates
The amendments define accounting estimates and clarify the way to distinguish changes in accounting policies from changes in accounting estimates. The amendments do not have a significant impact on the consolidated financial statements.
v) Amendments to
IAS 12
‘Income Taxes’ – Global minimum corporate tax
Under the Global Minimum Corporate Tax Act, effective from 2024, the Group may be required to pay additional taxes on the difference between the effective tax rate and the minimum tax rate of 15% for each

F-
22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

2.	Basis of preparation (continued)

unit of jurisdiction in which each constituent company belongs. The Group believes that it will be subject to the Global Minimum Corporate Tax Act, but it does not affect current income tax costs as of the end of the reporting period because Korea’s global minimum tax-related
tax law will take effect on January 1, 2024. The Group also applies the temporary exception to deferred tax in
IAS 12
, which does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to deferred tax.
vi) Amendments to
IAS 12
‘Income Taxes’ – Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments add a requirement to the initial recognition exemption by requiring entities to recognize the deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences. The amendments will not have a significant impact on the consolidated financial statements.

3.	Material accounting policies
Material accounting policies applied by the Group upon the preparation of consolidated financial statements under IFRS are described below, and consolidated financial statements for the year ended December 31, 2023 and comparative periods were prepared using the same accounting policy, except for changes in accounting policy described in the Note 2.

(a)	Operating segments
The Group has divided the segments based on internal reports reviewed periodically by the top sales decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are six reporting segments as described in Note 8. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.
The segment reported to the Chief Executive Officer (“CEO”) includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.
It is the CEO’s responsibility to evaluate the resources to be distributed to the business and the performance of the business, and to make strategic decisions.

(b)	Basis of consolidation
i) Subsidiaries
If an entity of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.
ii) Structured entity
The Group establishes or invests in various structured entities. Considering the terms and conditions of the arrangement in which the structured entity was established, the entity is included in the consolidated entities if it is determined that the Group obtains gains and losses from the operations thereof, and the Group has the

F-2
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

ability to direct the activities of the entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling
interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling
interests in these entities are recognized as liabilities of the Group.
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
Each identifiable asset or liability is measured at its acquisition-date fair value except for below:

•	Leases are required to be classified based on the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12 , ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19 , ‘Employee Benefits’

•	Compensation assets are recognized and measured on the same basis as the items subject to compensation

•	Reacquired rights are measured in accordance with special provisions

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2, ‘Share-based Payment’

•	Non-current assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’
As of the acquisition date,
non-controlling
interests in the acquired are measured as the
non-controlling
interests’ proportionate share of the acquirer’s identifiable net assets.

F-2
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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
The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in the investments of the associate and the joint venture after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated the Group’s stake in preparing the consolidated financial statements. Unrealized losses are also being derecognized unless the transaction provides evidence of an impairment of the transferred assets.
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
i) Financial assets designated at FVTPL
Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.
ii) Equity instruments
For the equity instruments that are not held for short-term trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income.

F-2
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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
Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain

(loss) on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

F-2
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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

F-2
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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

(h)	Expected credit losses of financial assets
Except for financial assets measured at fair value through profit or loss, financial assets measured at amortized cost and financial assets measured at fair value through other comprehensive income are assessed for expected credit losses at the end of each reporting period and recognized as loss allowance. Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the
12-month
expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

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

F-2
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets.
The total period refers to the expected life span of the financial instrument up to the contract expiration date.
i) Reflection of forward-looking information
The Group reflects forward-looking information when measuring expected credit losses. Assuming that the measurement factor of expected credit losses has a certain correlation with economic fluctuations, the expected credit losses are calculated by reflecting forward-looking information through modeling between macroeconomic variables and measurement factors.
ii) Measurement of expected credit loss of financial assets at amortized cost
The expected credit loss of amortized financial assets is measured as the difference between the present value of the cash flows expected to be received and the cash flow to be received in accordance with loan agreements. For this purpose, the Group calculates expected cash flows for individually significant financial assets. For financial assets that are not individually significant, the Group collectively measures the expected credit losses thereof with similar credit risk characteristics.
Expected credit losses are deducted from financial assets at amortized cost using ACL, which are written off along with the assets if the assets are not recoverable. The allowance for credit loss is increased when the written-off
loan receivables are subsequently collected, and the changes in the allowance for credit loss are recognized in profit or loss.
iii) Measurement of estimated credit loss of financial assets at FVOCI
The calculation of expected credit loss of financial assets at FVOCI is the same as for financial assets measured at amortized cost, but changes in allowance for credit loss are recognized in other comprehensive income. In the case of disposal and redemption of financial assets at FVOCI, the allowance for credit loss is reclassified from other comprehensive income to profit or loss and recognized in profit or loss.

(i)	Property and equipment
Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives for the acquisition cost after deduction of the residual value. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40~50 years
Other properties	4~5 years

(j)	Intangible assets
Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 years
Other intangible assets	5 years or contract periods

(k)	Investment properties
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
If internal rate of return from in the lease is readily determined, the lease payments are discounted by the rate; if the rate is not readily determined, the lessee’s incremental borrowing rate is used.
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

F-
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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

(m)	Impairment of non-financial assets
The carrying amounts of the Group’s
non-financial
assets, other than assets arising from employee benefits, deferred tax assets and non-current
assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

F-
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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
Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying amount of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Impairment losses of goodwill cannot be reversed in the subsequent period. For other assets than goodwill, at the end of each reporting period, the Group reviews whether there is any indication that the impairment loss for those assets that was previously recognized no longer exists or has decreased, and reverses the impairment loss only if there is a change in the estimate used to determine the recoverable amount after the recognition of the impairment loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

(n)	Non-derivative financial liabilities
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
ii) Financial liabilities at FVTPL
Since initial recognition, financial liabilities at FVTPL
are
measured at fair value, and changes in the fair value are recognized as profit or loss.

F-
32

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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
cancelled
or expires).

(o)	Foreign currency
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

(p)	Equity capital
i) Hybrid bonds
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
ii) Capital adjustment
The effect of changes in ownership interests in subsidiaries that do not lose control over the equity attributable to owners of the parent is included in capital adjustments.

(q)	Employee benefits
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

F-3
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.
iii) Retirement benefits: defined benefit plans
For the year ended December 31, 2023, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.
Defined benefit liabilities are calculated annually by independent actuaries using the predicted unit credit method. If the net present value of the defined benefit obligation less the fair value of the plan assets is an asset then the present value of the economic benefits available to the entity in the form of a refund from the plan or a reduction in future contributions to the plan.

(r)	Provisions
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
Provisions shall be used only for expenditures for which the provisions are originally recognized.

(s)	Financial guarantee contract
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

F-3
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

(t)	Insurance contracts – policy applicable from January 1, 2023
i) Definition and classification of insurance contracts
The Group classifies the insurance contract issued as an insurance contract when assuming significant insurance risk from the policyholder, regardless of its legal form. It is classified as an insurance contract if, based on present value, there is a potential loss exposure and if, under any commercially plausible scenario, significant additional payments (determined on a present value basis) would be required to the policyholder. The assessment of assuming significant insurance risk is performed for each contract at the time of issuance. For reinsurance contracts, they are classified as insurance contracts when transferring significant insurance risk to the reinsurer. Additionally, contracts with discretionary participation features are also classified as insurance contracts.
ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)
① Accounting unit
The Group identifies insurance contract portfolios by integrating insurance contracts that are exposed to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for insurance contracts applying the premium allocation approach, it assumes that there is onerous insurance contract (or net loss contract for reinsurance contracts held) at the initial recognition unless evidence suggests otherwise.
A group of insurance contracts issued

•	A group of contracts that are onerous at initial recognition.

•	A group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

•	A group of the remaining contracts
A group of reinsurance contracts held

•	A group of contracts with net profits at initial recognition.

•	A group of contracts that at initial recognition have possibility of having net profits subsequently

•	A group of the remaining contracts
The Group does not include contracts with a difference in issuance dates exceeding one year in the same group of insurance contracts issued, and it does not reassess the composition of the group subsequently.
② Recognition of a group of insurance contracts issued

The Group shall recognize a group of insurance contracts it issues from the earliest of the following:

•	The beginning of the coverage period of the group of contracts;

•	The date when the first payment from a policyholder in the group becomes due (If there is no contractual payment due date, the time the first premium is received is considered that date); and

•	For a group of onerous contracts, when the group becomes onerous.

F-3
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

The Group recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held. However, in the case of proportional reinsurance, if the group of underlying contracts is a group of onerous contract and the group of reinsurance contracts held is concluded at or before the time when the group of underlying contracts is recognized, the Group recognizes a group of reinsurance contracts held at the earlier of the beginning of the coverage period of the group of reinsurance contracts held or the recognition time of the group of underlying insurance contracts which is the onerous contract for the current year. In addition, in the case of proportional reinsurance, the Group recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.
③ Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model
At the time of initial recognition, the Group measures a group of insurance contracts issued as the sum of fulfillment cash flows (estimates of future cash flows, adjustments to the time value of money related to financial risks to future cash flows, and risk adjustments to non-financial
risks) and contractual service margin, and subsequently, as the sum of The liability for remaining coverage or assets (fulfillment cash flow and contractual service margin) and incurred accident liabilities or assets (fulfillment cash flow). The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment elements and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance premiums and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment elements and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

-	The estimate of future cash flows
The Group estimates future cash flows using a probability-weighted average based on all relevant, reliable, and neutral information available without undue cost or effort regarding the timing, scope, and uncertainty of future cash flows. Estimates for market variables are consistent with observable market prices and reflect the perspective of the entity, while estimates for non-market
variables incorporate all reasonable and reliable internal and external evidence available without undue cost or effort, while ensuring consistency with observable market variables. The Group segregates the future cash flows of reinsurance contracts held from those of the underlying insurance contracts issued and measures them separately, using assumptions consistent with the underlying insurance contracts issued but including the effect of risk of non-performance
by the issuer of the reinsurance contract.

-	Future cash flows within the boundary of the contract
The Group includes all future cash flows within the boundary of a group of insurance contracts issued when measuring the group. Cash flows within the boundary of the contract refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or

6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

compel the reinsurer to pay reinsurance premiums for a group of reinsurance contracts held) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for a group of reinsurance contracts held).
Cash flows within the boundary of the contract include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, undivided options and guarantees-related cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio.
The substantive obligations to provide insurance contract services (or the substantive right to receive insurance contract services for a group of reinsurance contracts held) ends when there is the practical ability to reassess the risks of the particular policyholder or the risks of the portfolio of insurance contracts(the risk transferred to reinsurance company for a group of reinsurance contracts held), and, as a result, to fully reflect such risks in pricing or settlement; during the reassessment of portfolio pricing, the risks related to periods after the reassessment date is not considered. The Group reassesses the boundary of the contract at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

-	Discretionary cash flows
The Group identifies and distinguishes the effects of discretionary cash flow variations, which pertain to amounts or timing of cash flows subject to discretion, and the effects of changes in assumptions related to financial risks on the recognition, separately. Any impact of changes in discretion on recognition is adjusted in contractual service margin. The Group considers any adjustment rate applied to the disclosed benchmark rate as discretionary when applying the disclosed interest rate to payments to policyholders.

-	Insurance acquisition cash flows
The Group allocates insurance acquisition cash flows directly attributable to the insurance contract portfolio to the group of insurance contracts issued in the portfolio and to the group of future insurance contracts that will be recognized upon renewal of the insurance contracts included in the group in a reasonable and systematic manner. Insurance acquisition cash flows recognized as assets after distribution are assessed for recoverability at the end of each reporting period if the fact and circumstances exist that the asset is impaired. If an impairment loss is identified, it is recognized in profit or loss for the current period and insurance acquisition cash flow assets and adjusted to the carrying amount of insurance acquisition cash flow assets. Insurance acquisition cash flow assets are derecognized when the related group of contracts is initially recognized and are included in the fulfilment cash flow measurement for that group of contracts.

-	Discount rate
The Group measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Group calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

observed in the market up to the longest term available, along with initial convergence periods and long-term forward interest rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Group generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for Korean Won, taking into account the characteristics of each currency.

-	The adjustment for non-financial risk
The Group explicitly reflects between estimated future cash flows and discount rates, reflecting the compensation of the uncertainty surrounding the amounts and timing of cash flows arising from non-financial
risks through adjustments for
non-financial
risk. These adjustments are made in accordance with insurance regulations and are allocated at the individual contract level through reasonable and systematic methods. For reinsurance contracts held, adjustments for non-financial
risk are calculated to reflect the risk transferred from the holder of the reinsurance contract to the reinsurer, consistent with the assumptions applied in the underlying insurance contracts issued.

-	Contractual service margin
At the time of initial recognition of a group of insurance contracts issued, the Group measures the contractual service margin, which is unrealized profit that will be recognized as insurance contract services are provided in the future, as the amount that does not generate revenue or expenses from:

i)	The amount of fulfillment cash flows expected at initial recognition date for the group of insurance contracts issued.

ii)	All cash flows already incurred from contracts within the group at the initial recognition date.

iii)	The insurance acquisition cash flows allocated to the group at the initial recognition date.

iv)	Other assets or liabilities recognized previously for cash flows associated with the group at the initial recognition date.
In the case of a reinsurance contracts held, the net cost or net gain on purchasing a group of the reinsurance contracts held is recognized as contractual service margin. However, if the net cost of purchasing reinsurance coverage is related to costs incurred prior to purchasing a group of reinsurance contracts held, it is recognized in profit or loss.

-	Changes in fulfilment cash flows and contractual service margin.
The Group
re-estimates
the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future are adjusted in the contractual service margin, while the current and past service-related portions are recognized in profit or loss. The Group also adjusts the contractual service margin for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment elements. However, changes in the time value of money and financial risk, changes in estimated fulfilment cash flows for the liabilities for incurred claims (assets), and other experience adjustments related to current and past services are not adjusted in the contractual service margin.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

The Group adjusts the current contractual service margin at the end of the reporting period by adding the following amounts to the base amount:

i)	Impact of newly added contracts to the current group of insurance contracts issued.

ii)	Accrued interest on the carrying amount of the contractual service margin, measured at the discount rate determined at initial recognition.

iii)	Changes in future service-related fulfilment cash flows (excluding recognition and recovery elements of losses).

iv)	Effects of currency exchange differences on the contractual service margin.

v)	Amounts recognized in the current period’s profit or loss due to the transfer of insurance contract services during the period.

-	Loss components and loss recovery components
The Group considers an insurance contract as one that incurs a loss if, at the initial recognition date, the total of the fulfilment cash flows allocated to the insurance contract, previously recognized insurance acquisition cash flows, and cash flows arising from the contract at that date result in a net outflow. Additionally, the Group categorizes a group of insurance contracts issued as a group of onerous contract if, at subsequent measurement dates, adverse fluctuations related to future services allocated to the group of insurance contracts issued exceed the carrying amount of the contractual service margin.
In a group of onerous contracts, there is no contractual service margin, and the measurement of the group consists entirely of the fulfilment cash flows. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that group and recognized as a loss in the current period. After recognizing the loss component, the Group systematically allocates subsequent fluctuations in the remaining insurance liability fulfilment cash flows between the loss component and the liability for remaining coverage, excluding the loss component, based on established criteria. However, subsequent decreases in cash flows related to future services are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component’s exhaustion is then recognized as contractual service margin again.
In the case of a group of reinsurance contracts held, when a loss component is recognized in the group of the underlying insurance contracts, the Group calculates the loss recovery component of the group of the reinsurance contracts held by multiplying the expected recovery ratio for claims under the group of the underlying insurance contracts by the loss component attributed to those claims. This loss recovery component is then used to adjust assets for the remaining coverage of the reinsurance group and to adjust the contractual service margin (or directly adjust the remaining insurance liability if the premium allocation approach is applied) for recognition of the current period’s profit or loss. The loss recovery component is adjusted to reflect fluctuations in the loss component of the group of the underlying insurance contracts within the range that does not exceed the loss component’s carrying amount for the group of the underlying insurance contracts.
④ Measurement of insurance liabilities (assets) under the variable fee approach
The Group applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following criteria at inception. The Group provides

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Group does not reassess the fulfillment of these criteria unless there is a contract modification. The variable fee approach is
not applied to reinsurance contracts held.
i) The contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items
ii) The entity expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on
the underlying items
iii) The entity expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items
In the variable fee approach, it is clear that the obligation to pay an amount equal to the fair value of the underlying items, deducted by the variable fee, constitutes the liability to the policyholder. The variable fee is the company’s share of the fair value of the underlying items minus fulfillment cash flows, which do not vary depending on the performance of the underlying items. Fluctuations in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the company and the changes in the fulfilment cash flows not subject to variations based on the performance of the underlying items.
The Group measures the present value of cash flows at the initial recognition date and at the end of the reporting period using the same general model. The contractual service margin is calculated by adjusting the base amount with the following amounts.
i) The effect of new contracts added to the current group of insurance contracts issued.
ii) Changes in the portion of the fair value of underlying items attributable to the entity (excluding recognition and reversal of loss components).
iii) Changes in the fulfilment cash flows related to future services (excluding recognition and reversal of loss components).
iv) The effect of exchange rate fluctuations on contractual service margins.
v) Amounts recognized in the current period’s profit or loss due to the transfer of insurance contract services during the period.
⑤ Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.
At the inception of a group of insurance contracts issued, if there is a reasonable expectation that the measurement of liabilities for remaining coverage under premium allocation approach does not differ materially from the one under the general model, and if the coverage period for all contracts within the group of insurance contracts issued is one year or less, the insurance liabilities (assets) are measured using the premium allocation approach, which is a simplified method compared to the general model.
The Group measures the liabilities (assets) for remaining coverage at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid for reinsurance contracts held), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount.
i) Premiums received during the reporting period. (reinsurance premiums paid for reinsurance contracts held)
ii) Insurance acquisition cash flows not recognized as expenses and amortization of those insurance acquisition cash flows
iii) Adjustments related to significant financial components
iv) Amount recognized in profit or loss for the reporting period due to providing insurance contract services.
v) Investment components paid (received for reinsurance contracts held) or transferred to the liability for incurred claims.
The Group does not adjust the carrying amount of the remaining insurance liabilities at the initial recognition date if the coverage period of each contract within the group of insurance contracts issued does not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts issued incurs losses, the Group performs impairment tests. If the fulfilment cash flows exceed the carrying amount of the remaining insurance liabilities, the difference is recognized as a loss in the current period, is also recognized as increase of the liabilities for remaining coverage.
⑥ Contractor share adjustment
According to IFRS 17, when measuring the liability for participating insurances, it is required to consider dividends when measuring cash flows from participating insurances, and use a discount rate that reflects assumptions and risks.
Unlike the existing accounting practices under IFRS 4, the requirement is not enough to disclose the potential obligations from participating insurances, which leads to the conflict from ‘objective of financial under ‘Conceptual framework’. Considering the conflict may cause users of financial statements misunderstood, the Group measures the liability in accordance with the Article
4-1-2
of the Enforcement Rules for Insurance Business Supervision regarding future potential obligations expected to arise from valuation gains and losses on unrealized assets as of the end of the reporting period.
iii) Recognition of insurance revenue and insurance service expenses
① Recognition of insurance revenue in general model and variable fee approach model
Insurance revenue is measured as the amount expected to be received in exchange for providing insurance contract services for a group of insurance contracts issued. It consists of the sum of changes in the liabilities for remaining coverage as following and insurance acquisition cash flows:
i) Insurance service expenses incurred during the period, measured at the amount estimated at the inception date (excluding transaction-related taxes collected on behalf of third parties, allocated amounts to loss components, insurance acquisition costs, investment components repaid to policyholders even if an insured event does not occur, and the executed loan from insurance contracts).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

ii) Changes in the risk adjustment for
non-financial
risks (excluding allocated amounts to loss components and changes related to future services).
iii) Contractual service margin recognized in the current period as profit or loss (contractual service margin allocated to current coverage units among all coverage units calculated considering the quantity of benefits payments and the expected duration for coverage within the group of insurance contracts issued, and the frequency and severity of occurrence of insured events.
iv) Other amounts such as experience adjustments on premiums collected for current or past services.
The Group determines insurance revenue related to insurance acquisition cash flows by allocating the portion of the premiums that related to recovering those cash flows to each reporting period in a systematic way on the basis of the passage of time; also, recognizes the same amount as insurance service expenses.
② Recognition of insurance revenue under the premium allocation approach.
Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period on the basis of the passage of time. However, if the expected pattern of release of risk during the coverage period differs significantly from the passage of time, the expected premium income is calculated on the basis of expected timing of incurred insurance service expenses.
③ Recognition of insurance service expenses
The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.
i) Increase in the liabilities for incurred claims and changes in the fulfilment cash flows related to premiums and expenses (excluding repayment of investment components).
ii) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).
iii) Changes in loss components recognized for the first time in onerous groups of contracts and loss components related to future services.
④ Recognition of reinsurance revenue and reinsurance service expenses for the group of reinsurance contracts held.
The revenue and expenses arising from the group of reinsurance contracts held is recognized by adopting the method of recognizing insurance service expenses and insurance revenue of the group of underlying insurance contracts, with adjustments made to reflect the characteristics of reinsurance contracts held (revenue being the amount recovered from reinsurers and expenses being the allocated portion of premiums paid to reinsurers).
iv) Contract modifications and terminations
The Group derecognises the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is accounted for as changes in estimated fulfilment cash flows. There were no instances during the current and prior periods where the original contract was

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

removed and the modified contract was recognized as a new contract. When an insurance contract is extinguished (due to expiration, fulfilment, or cancellation of obligations stated in the insurance contract), the Group removes the insurance contract, adjusts the estimated fulfilment cash flows and contractual service margin related to the removed contract within the group of insurance contracts issued, and reflects the removed contract in the number of coverage units of the group of insurance contracts issued.
v) Change in accounting treatment of accounting estimates measured in the interim financial statements
The Group has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.
vi) Presentation
The Group separately presents the book value of insurance contract portfolio, which is an asset, the book value of the insurance contract portfolio, which is a liability, the reinsurance contract portfolio held, which is an asset, and the reinsurance contract portfolio held, which is a liability, respectively, in the consolidated statement of financial position. Furthermore, it distinguishes between insurance revenue and reinsurance service expenses, as well as insurance service expenses and reinsurance revenue, without offsetting them against each other in the statement of comprehensive income.
The Group includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Group has chosen an accounting policy to differentiate between insurance finance income (expenses) for the period as either recognized in the current income or in other comprehensive income. For insurance groups where changes in assumptions related to financial risks significantly impact policyholder benefits, the effective interest rate method is applied. For other insurance groups, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in the current period. In cases where the variable fee approach is applied to insurance groups holding underlying items, the amount recognized as insurance finance income (expenses) in the current period is determined to eliminate accounting mismatches with the underlying items and recognized in the current income.
vii) Accounting policies related to transitions
Under IFRS 17, insurance companies are required to identify, recognize, and measure the group of insurance contracts issued (using the retrospective approach) as if they had always applied IFRS 17 before the transition date. However, if this method is impractical, they may choose to apply the modified retrospective approach or the fair value approach. However, for the group of insurance contracts issued with certain direct participation features, even if they meet the criteria for applying the retrospective approach, the fair value approach may be applied.
The Group has applied the modified retrospective approach to the group of insurance contracts issued within three years prior to the transition date (January 1, 2022, the beginning of the annual reporting period preceding the initial application date of IFRS 17 ‘
Insurance Contracts’
), covering contracts issued from 2019 to 2021, as well as to the group of insurance contracts acquired through business combinations (date of business combination: January 1, 2019) applying the general model. For other group of insurance contracts

F-4
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

issued and reinsurance contracts held, the fair value approach has been adopted. Additionally, the Group adjusted the existing carrying amounts based on historical cost to the current fulfilment value assessment.
The modified retrospective approach aims to achieve results very close to those of fully retrospective application, utilizing reasonable and supportable information without excessive costs or efforts. The fair value approach involves evaluating the group of insurance contracts issued using fair value measurements, as per IFRS 13
‘Fair Value Measurement’
. When applying the fair value approach, items such as contractual service margins for remaining coverage are determined based on the difference between the fair value of the group of insurance contracts issued at the transition date and the fulfilment cash flows.
(u) Insurance contracts – policy applicable before January 1, 2023
i) Investment contract liabilities, including insurance contract liabilities and discretionary dividend factors
The group establishes liability reserves in accordance with the Insurance Business Law and the related regulations. The reserves are calculated according to the insurance policy, insurance premiums and liability reserve calculation method. The main contents are as follows.
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

F-4
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

②	General account guarantee reserve
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

F-45

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

deducted from the net premium in the event that the planned interest rate by the insurance product is less than the dividend standard.

④	Reserves for long-term special dividends
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

F-46

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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

(v)	Recognition of revenues and expenses
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
ii) Fees and commission income
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

F-4
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

iii) Dividend income
Dividend income is recognized when the shareholder’s right to receive payment is established. Dividend income is categorized on the classification of equity instruments.

(w)	Revenue from Contracts with Customers
The fair value of the consideration received or receivable in exchange for the initial transaction is allocated to the reward points (“points”) and the remainder of the fee income. The Group provides compensation in various forms such as payment discounts and free gifts. The consideration to be allocated to the points is estimated based on the fair value of the monetary benefits to be provided in consideration of the expected recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. The consideration allocated to the points is recognized as a consideration to be paid to the customer and deducted from fees and commission income.

(x)	Income tax
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
Tax uncertainties arise from a claim of reassessment or refund of tax that the Group made, or tax investigation etc., due to complexity of transactions or the differences between the Group’s tax policy and authority’s interpretation. In accordance with IFRIC 23, the Group recognizes tax assets when anticipating tax refund on the tax paid due to tax authorities imposing, and tax liabilities when anticipating tax payment due to tax investigations, etc. In addition, the amount expected to be paid as a result of the tax investigation is recognized as the tax liability.

(y)	Accounting for trust accounts
The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act No. 114 and thus the trust accounts are not included in the accompanying

F-4
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

3.	Material accounting policies (continued)

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

(z)	New standards and amendments not yet adopted by the Group
The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2023, and have not been early adopted by the Group. The Group did not early adopt the following new standards and amendments when preparing consolidated financial statements.
i) IAS 1 ‘Presentation of Financial Statements’ amended—Classification of Liabilities as Current or
Non-current
and Borrowing covenants for
Non-current
liabilities
These amendments, issued in 2020 and 2022, clarify the requirements for the classification of liabilities as current or non-current
and require disclosure of information about
non-current
liabilities that have future borrowing covenants with which they must comply. These amendments are scheduled to take effect from the first fiscal year beginning after January 1, 2024, and the Group does not expect these amendments to have a significant impact on the consolidated financial statements.
ii) IAS 7 ‘Cash Flow Statement’ and IFRS 7 ‘Financial Instruments: Disclosures’ Supplier Finance Agreement
These amendments require disclosure of notes on supplier finance arrangements to help users of consolidated financial statements understand the impact of supplier finance arrangements on the entity’s debt, cash flow and degree of exposure to liquidity risk. These amendments will be applied from fiscal years beginning on or after January 1, 2024, and the Group does not expect this amendment to have a significant impact on the consolidated financial statements.
iii) The following new and amended standards are not expected to have a significant impact on the consolidated entity.

•	Lease liabilities arising from sale and leaseback transactions (IFRS 16 ‘ Lease ’)

•	Crypto assets disclosure (IAS 1 ‘ Financial Statements Presentation ’)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Significant estimates and judgments
The preparation of financial statements requires the Group to make estimates and assumptions concerning the future. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are discussed below.

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

(e)	Insurance contract assets (liabilities) and reinsurance contract assets (liabilities)
The Group calculates the present value of the future cash flows of the remaining benefit liabilities and incurred claims liabilities for measurement purposes. This involves estimating the neutral present value of

F-
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

4.	Significant estimates and judgments (continued)

future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial
risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.
The Group calculates the profit earned during the period from the provision of insurance contract services based on the number of insurance units of the group of insurance contracts issued. The number of insurance units of the group of insurance contracts issued are determined by the quantitative units of insurance services provided under individual contracts and the expected duration.

5.	Financial risk management
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

F-
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

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

F-
52

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

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
In addition, the Risk Dashboard is operated to derive abnormal symptoms through three-dimensional monitoring of major portfolios, increased risks, and external environmental changes of assets for each subsidiary. If necessary, the Group takes preemptive risk management to establish and implement countermeasures.

③	Risk Reviewing
When conducting new product, new business and major policy changes, risk factors are reviewed by using a pre-defined
checklist to prevent indiscriminate promotion of business that is not easy to judge risk and to support rational decision making. The subsidiary’s risk management department conducts a preliminary review and post-monitoring process on products, services, and projects to be pursued in the business division. In case of matters that are linked or jointly promoted with other subsidiaries, the risk reviews are carried out after prior-consultation with the risk management department of the Group.

④	Risk management
The Group maintains a group wide risk management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, ‘cautious’, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

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

F-53

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

Shinhan Bank’s basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department, and decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.
Shinhan Bank’s credit risk management includes processes such as credit evaluation, credit monitoring, and credit supervision, and credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up the information of personal information Shinhan bank’s internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial
items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a SOHO evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch’s RM (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Deliberation Committee, the highest decision-making body of the loan, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.
Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is requested of an adjustment. In accordance with these procedures, the corporate customers are classified as an early warning company, an observation company, and a normal company, and then are managed differently according to the management guidelines for each risk stage, thereby preventing the insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades, and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by the party, industry, country, etc.
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

F-54

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

Shinhan Card’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer fall under “rejections due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of AS is approved. There is a separate screening criterion for credit card customers, who has maintained its relationship with Shinhan Financial Group for a long-term and has a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and utilizes it to monitor members and monitor portfolio risk.
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

F-55

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures	Card exposures
Significant change in credit ratings	Significant change in credit ratings	Significant change in credit ratings

Continued past due more than 30 days	Continued past due more than 30 days	Continued past due more than 7 days (personal card)

Loan classification of precautionary or below	Loan classification of precautionary or below	Loan classification of precautionary or below

Borrower with early warning signals	Borrower with early warning signals	Specific delinquent pool segment

Negative net assets	Specific pool segment

Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent

Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

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

•
As a result of applying the judgment criteria, there should be no excessively frequent movement between the
12-month
expected credit loss accumulation target and the entire period expected credit loss accumulation target.

i-2)
Modified financial assets
If the contractual cash flows on a financial asset have been modified through renegotiation and the financial asset is not derecognized, the Group assesses whether there has been a significant increase in the credit risk

F-56

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

reflected future forecast information through regression estimation. To reflect the economic uncertainty of domestic and international situation, the Group has reviewed the 3 scenarios of upside, central and downside to reflect the final forward-looking information. For the years ended December 31, 2023 and 2022, macroeconomic variables used by the Group are as follows for each scenario.
<December 31, 2022>
① Upside scenario

Major variables (*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	1.6	1.7	2.5	3.9
Private consumption index (YoY %)	(-)	3.6	4.9	2.8	2.1	3.6
Facility investment growth rate (YoY %)	(-)	6.6	1.5	2.0	(4.2)	5.3
Consumer price index growth rate (%)	(+)	5.3	5.0	4.0	3.4	3.0
Balance on current account (100 million dollars)	(-)	15.0	30.0	40.0	80.0	100.0
Government bond 3y yields (%)	—	3.9	3.7	4.0	4.0	4.0
② Central scenario
Major variables (*1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	0.4	0.5	1.2	3.7
Private consumption index (YoY %)	(-)	3.6	3.8	1.5	0.6	2.8
Facility investment growth rate (YoY %)	(-)	6.6	0.8	1.0	(5.3)	4.6
Consumer price index growth rate (%)	(+)	5.3	5.3	4.4	3.8	3.4
Balance on current account (100 million dollars)	(-)	15.0	20.0	30.0	60.0	80.0
Government bond 3y yields (%)	—	3.9	4.0	4.2	4.2	4.2
③ Downside scenario
Major variables ( *1)	Correlation between credit risks	2022.4Q (*2),(*3)	2023 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.4	(0.4)	(0.5)	(0.1)	2.9
Private consumption index (YoY %)	(-)	3.6	2.9	0.3	(0.8)	1.9
Facility investment growth rate (YoY %)	(-)	6.6	0.2	0.3	(6.4)	3.4
Consumer price index growth rate (%)	(+)	5.3	5.7	4.8	4.4	3.8
Balance on current account (100 million dollars)	(-)	15.0	10.0	20.0	40.0	60.0
Government bond 3y yields (%)	—	3.9	4.3	4.6	4.6	4.6

F-5
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

④ Worst scenario

Major variables (*1)	Correlation between credit risks	Economic Crisis for 1 year (*4)

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	—	4.4

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

(*4)	Shinhan Bank and Jeju Bank reviewed and reflected the Worst scenario (during the foreign exchange crisis) in addition to the three scenarios of Upside, Central and Downside.
<December 31, 2023>
① Upside scenario

Major variables (*1)	Correlation between credit risks	2023.4Q (*2),(*3)	2024 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Balance on current account (100 million dollars)	(-)	140.0	80.0	90.0	130.0	150.0
Government bond 3y yields (%)	—	3.7	3.6	3.6	3.3	3.1
② Central scenario
Major variables (*1)	Correlation between credit risks	2023.4Q (*2),(*3)	2024 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Balance on current account (100 million dollars)	(-)	130.0	70.0	80.0	110.0	140.0
Government bond 3y yields (%)	—	3.7	3.6	3.6	3.5	3.3

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

③ Downside scenario

Major variables (*1)	Correlation between credit risks	2023.4Q (*2),(*3)	2024 (*2),(*3)
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	0.0	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Balance on current account (100 million dollars)	(-)	120.0	60.0	70.0	100.0	120.0
Government bond 3y yields (%)	—	3.7	3.7	3.6	3.6	3.6
④ Worst scenario

Major variables (*1)	Correlation between credit risks	Economic Crisis for 1 year (*4)

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	—	6.7

(*1)
As a result of examining the correlation between each variable, Shinhan Bank applied the GDP growth rate and private consumption index increase rate, etc. as the major variables to reflect the final forward-looking information, while, Shinhan Card applied the private consumption rate and CPI increase rate, etc. as the major variables. In addition to the table above, the Group has selected unemployment rate and KOSPI forecasts.

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
The recent historical default rate is an important reference when estimating the default rate in consideration of the future economic outlook. Despite the economic contraction caused by the
COVID-19
since 2020, the historical default rate of the Group’s has remained stable because of various government support in response to the
COVID-19.
The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency. In addition, credit risk is managed through additional expected loss assessments for non-retail
and retail SOHO loans of borrowers holding the relevant loans, extended maturity loans and estimated loss loans from financial support programs.
The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. Assuming a 100% weighting of Upside, Central, Downside and Worst scenarios, the sensitivity to the Group’s provision for expected credit loss is not significant.

F-
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

i-5)
Measurement of expected credit losses
Key variables used in measuring expected credit losses are as follows:

•	Probability of default (“PD”)

•	Loss given default (“LGD”)

•	Exposure at default (“EAD”)
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

F-
61

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

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
The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2022 and 2023 is as follows:

	2022		2023
Due from banks and loans at amortized cost (*1),(*3):
Banks	~~W~~	20,581,854	15,099,247
Retail		178,488,924	177,454,344
Government/Public sector/Central bank		15,534,834	21,981,065
Corporations		193,664,558	202,763,657
Card receivable		27,375,162	26,896,950

		435,645,332	444,195,263

Due from banks and loans at fair value through profit or loss (*3):
Banks		135,214	238,740
Corporations		2,280,081	1,550,565

		2,415,295	1,789,305

Securities at fair value through profit or loss		55,235,273	65,575,798
Securities at fair value through other comprehensive income		83,796,575	88,637,000
Securities at amortized cost (*1)		33,371,198	35,686,487
Derivative assets		6,460,652	4,711,421
Other financial assets (*1),(*2)		21,826,601	26,880,554
Guarantee contracts		18,226,546	18,374,287
Loan commitments and other credit liabilities		205,488,825	212,078,870

	~~W~~	862,466,297	897,928,985

(*1)	The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.
(*2)	Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.
(*3)	Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

F-
62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

iii) The maximum amount of exposure to credit risk by type of collateral as of December 31, 2022 and 2023 is as follows:

	2022
Classification	12 months Expected credit loss		Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	61,643,599	8,583,456	275,460	70,502,515
Deposits and Savings		2,814,723	287,890	4,348	3,106,961
Property and equipment		1,546,908	404,440	11,523	1,962,871
Real estate		136,345,418	17,439,371	317,213	154,102,002
Securities		2,325,294	243,734	159,040	2,728,068

Total	~~W~~	204,675,942	26,958,891	767,584	232,402,417

	2023
Classification	12 months Expected credit loss		Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	57,461,539	10,231,324	479,278	68,172,141
Deposits and Savings		2,680,530	356,489	7,391	3,044,410
Property and equipment		1,610,021	470,284	10,269	2,090,574
Real estate		141,472,617	20,751,067	389,560	162,613,244
Securities		2,106,426	286,855	251,272	2,644,553
Others		11,500	—	—	11,500

Total	~~W~~	205,342,633	32,096,019	1,137,770	238,576,422

F-6
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets
Details of impaired financial assets due to credit risk as of December 31, 2022 and 2023 are as follows:

	2022
	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	16,363,281	4,130,712	111,593	177	—	20,605,763	(23,909)	20,581,854	42,418
Retail		160,840,816	6,846,625	8,544,051	2,340,393	704,302	179,276,187	(787,263)	178,488,924	124,227,988
Government/Public sector/Central bank		14,454,878	1,071,236	15,755	557	—	15,542,426	(7,592)	15,534,834	9,000
Corporations		116,945,328	47,287,352	12,582,994	17,780,729	880,845	195,477,248	(1,812,690)	193,664,558	104,986,693
Card receivable		20,858,888	2,727,744	1,671,259	2,662,353	493,480	28,413,724	(1,038,562)	27,375,162	12,589

		329,463,191	62,063,669	22,925,652	22,784,209	2,078,627	439,315,348	(3,670,016)	435,645,332	229,278,688

Securities at fair value through other comprehensive income (*)		74,623,066	9,106,311	—	67,198	—	83,796,575	—	83,796,575	—
Securities at amortized cost		31,727,910	1,643,689	—	10,515	—	33,382,114	(10,916)	33,371,198	—

	~~W~~	435,814,167	72,813,669	22,925,652	22,861,922	2,078,627	556,494,037	(3,680,932)	552,813,105	229,278,688

(*)	Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 40,614 million as of December 31, 2022.

F-6
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	12,465,770	2,260,226	392,061	80	—	15,118,137	(18,890)	15,099,247	39,768
Retail		158,067,855	6,429,281	8,934,566	3,839,919	1,054,827	178,326,448	(872,104)	177,454,344	122,490,514
Government/Public sector/ Central bank		20,226,305	1,680,151	82,000	2,952	—	21,991,408	(10,343)	21,981,065	2,500
Corporations		118,154,965	46,714,178	16,503,560	22,375,111	1,312,424	205,060,238	(2,296,581)	202,763,657	113,085,005
Card receivable		20,593,023	2,701,607	1,507,605	2,602,802	645,604	28,050,641	(1,153,691)	26,896,950	14,382

		329,507,918	59,785,443	27,419,792	28,820,864	3,012,855	448,546,872	(4,351,609)	444,195,263	235,632,169

Securities at fair value through other comprehensive income (*)		78,098,959	10,446,092	—	91,949	—	88,637,000	—	88,637,000	—
Securities at amortized cost		33,585,503	2,104,884	—	7,523	—	35,697,910	(11,423)	35,686,487	—

	~~W~~	441,192,380	72,336,419	27,419,792	28,920,336	3,012,855	572,881,782	(4,363,032)	568,518,750	235,632,169

(*)	Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to ~~W~~ 42,477 million as of December 31, 2023.

F-6
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

v) Credit risk exposures per credit grade of
off-balance
items
Credit risk exposures per credit grade of
off-balance
items as of December 31, 2022 and 2023 are as follows:

	2022
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	14,262,990	3,314,584	—	17,577,574
Life time expected credit loss		386,159	164,400	—	550,559
Impaired		—	—	98,413	98,413

		14,649,149	3,478,984	98,413	18,226,546

Loan commitment and other credit line
12-month expected credit loss		178,765,686	17,418,916	—	196,184,602
Life time expected credit loss		6,287,658	3,011,715	—	9,299,373
Impaired		—	—	4,850	4,850

		185,053,344	20,430,631	4,850	205,488,825

	~~W~~	199,702,493	23,909,615	103,263	223,715,371

	2023
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	15,112,974	2,578,086	—	17,691,060
Life time expected credit loss		513,229	168,287	—	681,516
Impaired		—	—	1,711	1,711

		15,626,203	2,746,373	1,711	18,374,287

Loan commitment and other credit line
12-month expected credit loss		181,662,271	19,763,504	—	201,425,775
Life time expected credit loss		7,510,601	3,138,342	—	10,648,943
Impaired		—	—	4,152	4,152

		189,172,872	22,901,846	4,152	212,078,870

	~~W~~	204,799,075	25,648,219	5,863	230,453,157

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

F-6
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

vii) Credit risk exposures per credit quality of derivative assets
Credit risk exposures per credit quality of derivative assets as of December 31, 2023 and 2022 are as follows:

	2022		2023
Grade 1	~~W~~	5,941,421	4,264,499
Grade 2		519,231	446,922

	~~W~~	6,460,652	4,711,421

(*)	Credit risk per credit quality of derivative assets is classified based on the internal credit ratings.

F-6
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

viii) Concentration by geographic location
An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2022 and 2023 are as follows:

	2022
Classification (*)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,367,727	2,290,765	765,152	879,022	675,370	1,793,330	3,861,678	3,948,810	20,581,854
Retail		166,730,407	403,445	8,199	4,357,325	3,716	3,183,424	2,030,305	1,772,103	178,488,924
Government/Public sector/Central bank		11,305,005	915,306	—	1,404,163	426,747	345,843	441,551	696,219	15,534,834
Corporations		171,628,946	3,695,275	451,261	5,153,523	105,205	3,228,817	2,694,661	6,706,870	193,664,558
Card receivable		27,065,988	11,017	428	2,291	286	236,095	38,416	20,641	27,375,162

		383,098,073	7,315,808	1,225,040	11,796,324	1,211,324	8,787,509	9,066,611	13,144,643	435,645,332

Deposits and loans at FVTPL
Banks		109,098	26,116	—	—	—	—	—	—	135,214
Corporations		1,510,976	285,107	82,172	17,829	—	—	—	383,997	2,280,081

		1,620,074	311,223	82,172	17,829	—	—	—	383,997	2,415,295

Securities measured at FVTPL		51,579,115	2,017,278	252,390	58,344	23,610	31,952	16,469	1,256,115	55,235,273
Securities at FVOCI		76,225,925	3,832,670	193,598	348,240	34,065	92,940	710,375	2,358,762	83,796,575
Securities at amortized cost		31,678,234	200,475	—	214,653	—	726,476	110,884	440,476	33,371,198

		544,201,421	13,677,454	1,753,200	12,435,390	1,268,999	9,638,877	9,904,339	17,583,993	610,463,673

Off-balance accounts
Guarantees		16,426,498	118,951	23,481	47,805	44,203	329,904	1,015,543	220,161	18,226,546
Loan commitments and other liabilities related to credit		194,470,275	1,312,830	317,335	550,116	42,230	1,816,773	2,548,483	4,430,783	205,488,825

	~~W~~	210,896,773	1,431,781	340,816	597,921	86,433	2,146,677	3,564,026	4,650,944	223,715,371

(*)	The following accounts are the net carrying amount less provision for doubtful accounts.

F-6
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
Classification (*)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	5,077,652	3,063,531	307,509	371,901	946,100	1,577,823	1,610,517	2,144,214	15,099,247
Retail		164,718,020	414,632	7,927	4,682,914	2,189	3,629,576	1,883,206	2,115,880	177,454,344
Government/Public sector/Central bank		17,922,312	455,682	2	1,360,853	222,960	304,743	341,837	1,372,676	21,981,065
Corporations		178,948,161	4,042,958	545,109	5,899,157	159,768	3,663,408	2,497,698	7,007,398	202,763,657
Card receivable		26,546,617	11,339	468	2,302	283	275,022	39,135	21,784	26,896,950

		393,212,762	7,988,142	861,015	12,317,127	1,331,300	9,450,572	6,372,393	12,661,952	444,195,263

Deposits and loans at FVTPL
Banks		207,997	30,743	—	—	—	—	—	—	238,740
Corporations		1,050,333	254,682	—	15,439	32,370	—	—	197,741	1,550,565

		1,258,330	285,425	—	15,439	32,370	—	—	197,741	1,789,305

Securities measured at FVTPL		61,136,722	2,439,313	379,357	100,113	29,247	11,066	25,267	1,454,713	65,575,798
Securities at FVOCI		79,391,621	4,699,809	280,127	445,201	38,468	51,473	707,921	3,022,380	88,637,000
Securities at amortized cost		33,542,302	203,265	—	565,286	—	654,073	110,463	611,098	35,686,487

		568,541,737	15,615,954	1,520,499	13,443,166	1,431,385	10,167,184	7,216,044	17,947,884	635,883,853

Off-balance accounts
Guarantees		16,993,719	155,883	7,607	55,086	15,639	197,031	595,236	354,086	18,374,287
Loan commitments and other liabilities related to credit		200,907,271	1,465,839	226,423	461,892	93,295	1,972,723	2,315,614	4,635,813	212,078,870

	~~W~~	217,900,990	1,621,722	234,030	516,978	108,934	2,169,754	2,910,850	4,989,899	230,453,157

(*)	The following accounts are the net carrying amount less provision for doubtful accounts.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

ix) Concentration by industry sector
An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2022 and 2023 is as follows:

	2022
Classification (*)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	19,930,200	—	—	—	29,979	—	621,675	—	20,581,854
Retail		—	—	—	—	—	—	—	178,488,924	178,488,924
Government/Public sector/Central bank		15,422,401	—	—	1,296	—	—	111,137	—	15,534,834
Corporations		16,736,386	57,871,357	22,984,739	45,509,574	4,595,604	6,619,476	39,347,422	—	193,664,558
Card receivable		47,835	276,473	266,220	49,060	51,113	31,333	1,084,143	25,568,985	27,375,162

		52,136,822	58,147,830	23,250,959	45,559,930	4,676,696	6,650,809	41,164,377	204,057,909	435,645,332

Due from banks and loans at FVTPL
Banks		26,115	—	—	69,533	—	—	39,566	—	135,214
Corporations		1,287,647	615,693	94,393	154,329	68,460	—	59,559	—	2,280,081

		1,313,762	615,693	94,393	223,862	68,460	—	99,125	—	2,415,295

Securities measured at FVTPL		29,833,691	2,071,169	1,018,407	1,044,165	264,582	89,394	20,913,865	—	55,235,273
Securities at FVOCI		29,352,584	3,077,810	698,295	1,494,691	1,772,839	38,704	47,361,652	—	83,796,575
Securities at amortized cost		10,508,828	9,931	—	278,757	293,930	—	22,279,752	—	33,371,198

		123,145,687	63,922,433	25,062,054	48,601,405	7,076,507	6,778,907	131,818,771	204,057,909	610,463,673

Off-balance accounts
Guarantees		2,444,168	8,998,689	3,403,653	115,912	224,439	112,755	2,576,924	350,006	18,226,546
Loan commitments and other liabilities related to credit		17,871,585	28,414,045	10,535,492	4,106,282	2,275,112	462,976	15,682,906	126,140,427	205,488,825

	~~W~~	20,315,753	37,412,734	13,939,145	4,222,194	2,499,551	575,731	18,259,830	126,490,433	223,715,371

(*)	The composition details by industry are net book value less allowances.

F-
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
Classification (*)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	14,677,168	—	—	—	—	—	422,079	—	15,099,247
Retail		—	—	—	—	—	—	—	177,454,344	177,454,344
Government/Public sector/Central bank		21,767,450	—	—	—	—	—	213,615	—	21,981,065
Corporations		17,974,146	58,338,956	23,517,815	47,301,730	4,823,554	6,730,886	44,076,570	—	202,763,657
Card receivable		56,507	276,256	284,905	71,169	45,769	19,810	948,359	25,194,175	26,896,950

		54,475,271	58,615,212	23,802,720	47,372,899	4,869,323	6,750,696	45,660,623	202,648,519	444,195,263

Due from banks and loans at FVTPL
Banks		30,743	—	—	49,526	99,043	—	59,428	—	238,740
Corporations		1,037,896	235,232	105,890	70,716	—	1,000	99,831	—	1,550,565

		1,068,639	235,232	105,890	120,242	99,043	1,000	159,259	—	1,789,305

Securities measured at FVTPL		35,228,859	3,211,188	1,175,495	1,308,223	98,864	68,630	24,484,539	—	65,575,798
Securities at FVOCI		30,283,670	2,934,740	734,170	1,698,290	1,774,505	31,055	51,180,570	—	88,637,000
Securities at amortized cost		11,514,420	9,961	—	354,906	284,080	—	23,523,120	—	35,686,487

		132,570,859	65,006,333	25,818,275	50,854,560	7,125,815	6,851,381	145,008,111	202,648,519	635,883,853

Off-balance accounts
Guarantees		2,518,182	9,139,168	3,504,409	119,573	152,112	60,077	2,601,841	278,925	18,374,287
Loan commitments and other liabilities related to credit		17,773,113	32,356,393	10,328,099	4,715,541	2,471,645	428,695	17,788,097	126,217,287	212,078,870

	~~W~~	20,291,295	41,495,561	13,832,508	4,835,114	2,623,757	488,772	20,389,938	126,496,212	230,453,157

(*)	The composition details by industry are net book value less allowances.

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
Trading positions refer to all transactions for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standard method market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standard method market risk using its own model market risk calculation system. Shinhan Financial Investment uses its own market risk calculation system to calculate historical simulation VaR and the group market risk system to calculate standard method market risk.
Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.
Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard method is a risk calculation method proposed by Basel Board of Banking Supervisors (BCBS) of Bank for International Settlements (BIS), Korea has reflected the Basel 3 standards of market risk sector to the detailed regulations on supervision of bank business from FY23 and followed these regulations. The standard method of the Basel 3 standards is the method to calculate and add up sensitivity risk, bankruptcy risk, and residual risk. Sensitivity risk measures delta, vega, and coverage of general interest rates, credit spreads, stocks, general products, and foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Coverage is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear
risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is

F-
72

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.
Trading position data is automatically interfaced into management system, and the system conducts VaR measurement and manages the limit. In addition, Shinhan Bank sets loss limit, sensitivity limit, investment limit, stress limit, etc. for Trading Department and desks, and monitors daily.
Shinhan Securities measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standard methods to ensure consistent market risk management at the group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear
products, such as options, in details. In addition to the VaR limit, Shinhan Securities sets and manages issuance and transaction limit, and stop-loss limit for each department.
Until the previous year, market risk was calculated using the standard method of the Basel 2 standards stipulated in <Appendix
3-2>
of the detailed regulations on supervision of bank business. However, from the current year, the detailed regulations on supervision of bank business have been revised and the Group calculated market risk by using the standard method of the Basel 3 standards.
An analysis of the Group’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31, 2022 and 2023 based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, is as follows:

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	485,531	526,936	447,425	447,425
Stock price risk		217,845	242,341	196,879	242,341
Foreign exchange risk		334,543	374,984	293,437	344,415
Commodity risk		11,624	14,309	9,213	9,213
Option volatility risk		64,208	71,811	43,374	70,770

	~~W~~	1,113,751	1,230,381	990,328	1,114,164

F-7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Average		Maximum	Minimum	December 31
Sensitivity risk
GIRR (*1)	~~W~~	269,253	284,978	253,527	276,940
CSR-Non-Securitisations (*2)		445,372	482,311	408,432	480,494
CSR-Securitisations (Non-CTP)		70,592	70,685	70,499	70,685
CSR-Non-Securitisations (CTP)		363	376	349	376
Stock		326,821	332,623	321,019	330,212
Foreign		423,765	449,030	398,499	449,030
Commodity		1,646	1,692	1,600	1,600

	~~W~~	1,537,812	1,621,695	1,453,925	1,609,337

Default risk
Non-Securitisations	~~W~~	37,808	37,808	37,808	37,808
Securitisations (Excluding CTP)		162,599	162,599	162,599	162,599
Securitisations (CTP)		71	71	71	71

	~~W~~	200,478	200,478	200,478	200,478

Residual risk		7,654	7,654	7,654	7,654

	~~W~~	1,745,944	1,829,827	1,662,057	1,817,469

(*1)
GIRR (General Interest Rate Risk) : General interest rate risk, a concept that measures the risk of loss due to changes in the risk-free interest rate. In general, if the maturity is long and the value changes fluctuates a lot due to interest rate changes, the risk value is calculated to be large
.

(*2)
CSR (Credit Spread Risk) : Credit spread risk, a concept that measures the risk of value fluctuations as credit spreads fluctuate independently of the risk-free interest rate for products with inherent credit risk.

i-3)
Shinhan Bank
The details of the minimum, maximum, and average risk amount during the reporting period for trading positions of Shinhan Bank and the market risk regulatory capital based on the Basel 3 new standard method as of and for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	44,719	64,628	24,322	53,777
Stock price risk		20,303	24,879	13,443	21,659
Foreign exchange risk (*)		191,013	262,319	161,760	252,453
Option volatility risk		84	211	25	110
Commodity risk		13	193	—	27
Portfolio diversification effect		(33,760)	(77,335)	(10,872)	(62,957)

	~~W~~	222,372	274,895	188,678	265,069

(*)	The amount includes trading positions and non-trading positions.

F-7
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Average		Maximum	Minimum	December 31
Sensitivity Risk
GIRR (*1)	~~W~~	116,399	155,797	101,067	107,348
CSR-Non-Securitisations (*2)		154,644	165,117	142,492	153,034
CSR-Securitisations (Non-CTP)		28,170	34,370	21,625	26,187
Stock		43,875	47,598	30,750	30,750
Foreign		438,405	458,406	423,287	458,406
Commodity		142	292	—	119

	~~W~~	780,069	820,230	750,291	775,844

Default Risk
Non-Securitisations	~~W~~	105,604	113,798	88,899	107,695
Securitisations (Excluding CTP)		59,721	64,795	55,054	59,549

	~~W~~	165,325	175,923	146,003	167,244

Residual Risk		2,063	2,175	1,719	1,719

	~~W~~	947,456	992,483	898,320	944,807

(*1)	GIRR : General Interest Rate Risk
(*2)	CSR : Credit Spread Risk
i-4)
Shinhan Card
The analyses of Shinhan Card’s requisite capital in light of the market risk for trading positions as of and for the years ended December 31
,
2022 and 2023, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk (*)	~~W~~	1,784	2,401	1,650	1,801

	2023
	Average		Maximum	Minimum	December 31
Interest rate risk (*)	~~W~~	2,476	4,352	800	4,352

(*)	Foreign subsidiaries are excluded from the calculation.

F-7
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

i-5)
Shinhan Securities
The VaR details for trading positions of Shinhan Securities as of and for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	30,003	44,131	17,123	39,578
Stock price risk		36,100	63,956	14,507	25,762
Foreign exchange risk		31,709	63,480	13,452	63,480
Option volatility risk		70,021	103,928	40,806	43,102
Portfolio diversification effect					(74,885)

	~~W~~	103,192	127,669	76,822	97,037

	2023
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	52,524	77,443	22,515	32,186
Stock price risk		47,759	71,681	13,483	20,384
Foreign exchange risk		67,406	127,191	39,262	52,150
Option volatility risk		27,236	49,114	10,166	12,418
Portfolio diversification effect					(81,712)

	~~W~~	79,449	107,852	31,857	35,426

i-6)
Shinhan Life Insurance
The VaR details for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	3,412	6,756	1,253	3,415
Stock price risk		9,441	11,034	6,206	9,505
Foreign exchange risk		15,620	28,463	4,470	28,463
Option volatility risk		179	494	11	494

	~~W~~	28,652	46,747	11,940	41,877

(*)
The market risk exposure for performance dividend-type assets held is
~~W~~
5,061,839
 million as of December 31, 2022, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is
~~W~~
366,776
 million as of December 31, 2022.

F-7
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Average		Maximum	Minimum	December 31
Interest rate risk	~~W~~	3,052	7,594	1,796	1,796
Stock price risk		8,623	10,798	7,183	7,522
Foreign exchange risk		64,946	78,793	51,695	52,394
Option volatility risk		955	1,692	420	1,233

	~~W~~	77,576	98,877	61,094	62,945

(*)
The market risk exposure for performance dividend-type assets held is
~~W~~
5,346,730 million as of December 31, 2023, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is
~~W~~
228,451 million as of December 31, 2023.

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

F-7
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

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
The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2022 and 2023 are as follows:
ii-3)
Shinhan Bank

	2022		2023
ΔEVE (*1)	~~W~~	1,046,136	1,185,973
ΔNII (*2)		599,941	394,996
ii-4)
Shinhan Card

	2022		2023
ΔEVE (*1)	~~W~~	1,249,597	952,836
ΔNII (*2)		693,911	591,935
ii-5)
Shinhan Securities

	2022		2023
ΔEVE (*1)	~~W~~	212,135	249,806
ΔNII (*2)		95,076	269,678
ii-6)
Shinhan Life Insurance

	2022		2023
ΔEVE (*1)	~~W~~	2,353,230	4,434,253
ΔNII (*2)		62,923	35,901

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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2022 and 2023 are as follows:

	2022
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	6,944,183	2,071,895	266,891	715,471	4,891,175	14,889,615
Due from banks at FVTPL		26,116	—	—	—	—	26,116
Loans at FVTPL		291,678	—	239,520	—	—	531,198
Loan at amortized cost		29,077,790	10,608,558	1,735,218	5,021,722	10,639,672	57,082,960
Securities at FVTPL		5,020,483	5,963	661,762	425	406,292	6,094,925
Derivative assets		1,476,251	2,585	33,613	4,598	33,866	1,550,913
Securities at FVOCI		7,042,145	180,352	438,288	498,367	1,629,606	9,788,758
Securities at amortized cost		272,421	203,102	—	110,997	1,162,523	1,749,043
Other financial assets		3,485,071	597,067	563,313	344,126	1,551,874	6,541,451

	~~W~~	53,636,138	13,669,522	3,938,605	6,695,706	20,315,008	98,254,979

Liabilities:
Deposits	~~W~~	25,719,297	11,812,723	1,633,007	5,035,481	11,769,661	55,970,169
Financial liabilities at FVTPL		10,038	—	—	—	422,006	432,044
Derivative liabilities		1,345,476	1,899	59,206	3,074	77,662	1,487,317
Borrowings		9,976,462	1,349,529	182,926	85,862	1,226,389	12,821,168
Debt securities issued		10,774,062	352,677	675,600	108,864	1,495,991	13,407,194
Financial liabilities designated at FVTPL		1,077,789	—	—	—	—	1,077,789
Other financial liabilities		4,287,930	259,683	621,770	889,138	1,525,377	7,583,898

	~~W~~	53,191,054	13,776,511	3,172,509	6,122,419	16,517,086	92,779,579

Net domestic and foreign currency exposure	~~W~~	445,084	(106,989)	766,096	573,287	3,797,922	5,475,400
Off-balance derivative exposure		3,801,144	718,660	(451,993)	(55,705)	(1,671,041)	2,341,065

Net foreign currency exposure	~~W~~	4,246,228	611,671	314,103	517,582	2,126,881	7,816,465

F-
80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	10,473,766	2,318,380	140,319	654,444	3,975,017	17,561,926
Due from banks at FVTPL		30,743	—	—	—	—	30,743
Loans at FVTPL		385,844	—	114,389	—	—	500,233
Loan at amortized cost		23,694,171	11,663,301	1,556,746	4,018,660	12,182,861	53,115,739
Securities at FVTPL		5,765,741	8,255	761,046	5,230	545,306	7,085,578
Derivative assets		1,014,150	2,346	27,418	878	105,335	1,150,127
Securities at FVOCI		8,308,952	175,740	544,248	564,791	2,169,907	11,763,638
Securities at amortized cost		263,027	553,509	—	110,532	1,281,941	2,209,009
Other financial assets		5,971,194	637,612	831,019	441,906	979,795	8,861,526

	~~W~~	55,907,588	15,359,143	3,975,185	5,796,441	21,240,162	102,278,519

Liabilities:
Deposits	~~W~~	22,790,616	14,562,435	1,535,925	4,152,363	12,428,069	55,469,408
Financial liabilities at FVTPL		362,642	—	—	—	422,861	785,503
Derivative liabilities		841,175	2	35,679	591	94,701	972,148
Borrowings		9,670,444	1,392,637	208,335	115,798	1,284,046	12,671,260
Debt securities issued		10,916,488	337,684	713,295	—	1,258,257	13,225,724
Financial liabilities designated at FVTPL		909,250	3,188	—	—	—	912,438
Other financial liabilities		6,844,891	183,500	769,928	777,986	805,002	9,381,307

	~~W~~	52,335,506	16,479,446	3,263,162	5,046,738	16,292,936	93,417,788

Net domestic and foreign currency exposure	~~W~~	3,572,082	(1,120,303)	712,023	749,703	4,947,226	8,860,731
Off-balance derivative exposure		808,139	1,716,328	(340,327)	(328,756)	(1,898,176)	(42,792)

Net foreign currency exposure	~~W~~	4,380,221	596,025	371,696	420,947	3,049,050	8,817,939

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
In particular, after the bankruptcy of Silicon Valley Bank, the Group have been strengthening its ability to respond to liquidity crises by conducting crisis situation analysis using bank run scenarios for banks and savings bank subsidiaries and establishing and inspecting emergency procurement plans accordingly.
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
3-month
credit crunch for
end-of-month
liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ABS weight compared to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

F-
82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

The details of the composition of
non-derivative
financial instruments and derivative financial instruments by remaining period are as of December 31, 2022 and 2023 are as follows:

	2022 (*1)
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	25,535,924	1,038,410	530,121	1,812,917	158,893	1,111,663	30,187,928
Due from banks at fair value through profit or loss		—	—	—	—	—	26,116	26,116
Loans at fair value through profit or loss		424,585	858,019	58,705	141,706	735,426	329,636	2,548,077
Loans at amortized cost		40,128,332	50,154,981	62,225,328	95,147,376	134,775,595	83,422,609	465,854,221
Securities at fair value through profit or loss		42,309,917	135,169	460,708	522,176	4,242,650	11,413,859	59,084,479
Securities at fair value through other comprehensive income		53,852,989	1,725,111	589,944	1,194,842	9,096,740	19,025,169	85,484,795
Securities at amortized cost		479,464	1,820,022	1,164,164	4,908,796	22,790,254	6,385,745	37,548,445
Other financial assets		17,803,851	85,593	59,249	344,924	338,045	1,796,898	20,428,560

	~~W~~	180,535,062	55,817,305	65,088,219	104,072,737	172,137,603	123,511,695	701,162,621

Liabilities:
Deposits (*2)	~~W~~	210,877,656	42,661,824	41,864,404	71,259,303	21,141,919	2,627,394	390,432,500
Financial liabilities at fair value through profit or loss		1,148,899	—	—	—	—	—	1,148,899
Borrowings		11,960,133	4,760,388	4,798,388	7,249,539	12,298,388	9,024,107	50,090,943
Debt securities issued		4,563,916	8,368,614	9,646,088	16,486,221	37,534,713	5,157,377	81,756,929
Financial liabilities designated at fair value through profit or loss		276,430	725,909	706,117	1,511,517	4,063,511	1,092,827	8,376,311
Investment contract liabilities		58,181	60,526	160,990	1,549,293	304,596	—	2,133,586
Other financial liabilities		27,603,371	104,887	132,284	286,956	1,037,388	113,755	29,278,641

	~~W~~	256,488,586	56,682,148	57,308,271	98,342,829	76,380,515	18,015,460	563,217,809

Off balance (*3):
Guarantee contracts	~~W~~	18,226,546	—	—	—	—	—	18,226,546
Other liabilities related to loan commitments		205,488,825	—	—	—	—	—	205,488,825

	~~W~~	223,715,371	—	—	—	—	—	223,715,371

Derivatives	~~W~~	(385,204)	8,916	(7,058)	(220,528)	(1,213,983)	(24,069)	(1,841,926)

F-8
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023 (*1)
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	31,107,629	734,193	83,972	159,377	189,601	2,560,084	34,834,856
Due from banks at fair value through profit or loss		—	—	—	—	—	30,743	30,743
Loans at fair value through profit or loss		308,740	421,193	85,467	9,739	923,364	76,062	1,824,565
Loans at amortized cost		37,692,048	50,813,677	65,503,264	96,981,341	130,306,477	101,012,508	482,309,315
Securities at fair value through profit or loss		38,919,131	1,642,951	682,000	559,767	7,258,255	20,304,519	69,366,623
Securities at fair value through other comprehensive income		42,256,944	445,463	539,255	2,336,017	14,033,768	30,785,721	90,397,168
Securities at amortized cost		899,355	3,258,092	1,964,229	4,323,906	21,357,255	7,573,653	39,376,490
Other financial assets		22,148,927	393,344	128,067	324,305	384,541	1,866,191	25,245,375

	~~W~~	173,332,774	57,708,913	68,986,254	104,694,452	174,453,261	164,209,481	743,385,135

Liabilities:
Deposits (*2)	~~W~~	204,353,639	49,995,140	43,382,707	65,673,174	24,930,159	2,931,998	391,266,817
Financial liabilities at fair value through profit or loss		410,381	358	586	1,202	6,816	1,449,634	1,868,977
Borrowings		19,310,777	5,678,981	6,166,750	9,811,684	14,182,221	5,170,111	60,320,524
Debt securities issued		4,496,200	7,218,255	7,931,732	18,000,681	45,961,768	3,734,554	87,343,190
Financial liabilities designated at fair value through profit or loss		309,713	1,252,877	1,774,016	1,821,666	1,324,185	1,356,579	7,839,036
Investment contract liabilities		245,353	110,050	67,039	423,484	726,759	—	1,572,685
Other financial liabilities		39,957,559	219,656	394,997	252,445	1,637,763	808,731	43,271,151

	~~W~~	269,083,622	64,475,317	59,717,827	95,984,336	88,769,671	15,451,607	593,482,380

Off balance (*3):
Guarantee contracts	~~W~~	18,374,287	—	—	—	—	—	18,374,287
Other liabilities related to loan commitments		212,078,870	—	—	—	—	—	212,078,870

	~~W~~	230,453,157	—	—	—	—	—	230,453,157

Derivatives	~~W~~	131,174	(101,655)	(335,841)	(104,002)	(1,657,294)	134,835	(1,932,783)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~ 157,446,276 million and ~~W~~ 151,177,041 million as of December 31, 2022 and 2023 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Though guarantees, loan agreements, and other credit offerings provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

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

F-8
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

i) Financial instruments measured at fair value

i-1)	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2022 and 2023 are as follows:

	2022
	Level 1		Level 2	Level 3 (*)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	—	26,116	—	26,116
Loans at FVTPL (*1)		—	957,543	1,431,637	2,389,180
Securities at FVTPL:
Debt securities and other securities (*2)		8,660,224	34,783,829	11,715,251	55,159,304
Equity securities		1,952,419	5,044	1,900,249	3,857,712
Gold/silver deposits		75,969	—	—	75,969

		10,688,612	34,788,873	13,615,500	59,092,985

Derivative assets:
Trading		47,687	5,585,517	529,144	6,162,348
Hedging		—	298,304	—	298,304

		47,687	5,883,821	529,144	6,460,652

Securities measured at FVOCI:
Debt securities		38,446,610	45,349,965	—	83,796,575
Equity securities		691,257	—	981,329	1,672,586

		39,137,867	45,349,965	981,329	85,469,161

	~~W~~	49,874,166	87,006,318	16,557,610	153,438,094

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	724,104	—	—	724,104
Gold/silver deposits		422,006	—	—	422,006

		1,146,110	—	—	1,146,110

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	389,132	7,930,909	8,320,041
Debt securities issued		—	47,327	—	47,327

		—	436,459	7,930,909	8,367,368

Derivative liabilities:
Trading		249,669	5,809,597	467,522	6,526,788
Hedging		—	838,068	343,759	1,181,827

		249,669	6,647,665	811,281	7,708,615

	~~W~~	1,395,779	7,084,124	8,742,190	17,222,093

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
133.8 billion. As of December 31, 2022, in this regard, international disputes are under

F-8
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

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

(*3)
Shinhan
Securities Co., Ltd.’s
level 3
over-the-counter
derivatives is
 recognized
~~W~~
75,925 million in financial assets measured at fair value through profit or loss,
~~W~~
7,930,909 million in financial liabilities designated at fair value through profit or loss,
~~W~~
526,868 million in derivative assets, and
~~W~~
468,028 million in derivative liabilities. The fair value of over-the-counter
derivatives classified as level 3 above is measured using Shinhan
Securities Co., Ltd.’s
internal valuation model.

F-8
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	—	30,743	—	30,743
Loans at FVTPL (*1)		—	515,564	1,242,998	1,758,562
Securities at FVTPL:
Debt securities and other securities (*2)		11,248,555	39,736,457	14,487,080	65,472,092
Equity securities		2,253,651	—	1,597,810	3,851,461
Gold/silver deposits		103,706	—	—	103,706

		13,605,912	39,736,457	16,084,890	69,427,259

Derivative assets:
Trading		117,929	3,709,058	632,213	4,459,200
Hedging		—	252,221	—	252,221

		117,929	3,961,279	632,213	4,711,421

Securities measured at FVOCI:
Debt securities		39,111,078	49,525,922	—	88,637,000
Equity securities		725,796	—	949,183	1,674,979

		39,836,874	49,525,922	949,183	90,311,979

	~~W~~	53,560,715	93,769,965	18,909,284	166,239,964

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,449,634	—	—	1,449,634
Gold/silver deposits		419,343	—	—	419,343

		1,868,977	—	—	1,868,977

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	816,643	6,725,252	7,541,895
Debt securities issued		—	254,832	—	254,832

		—	1,071,475	6,725,252	7,796,727

Derivative liabilities:
Trading		46,578	3,369,771	783,587	4,199,936
Hedging		—	614,285	224,195	838,480

		46,578	3,984,056	1,007,782	5,038,416

	~~W~~	1,915,555	5,055,531	7,733,034	14,704,120

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
92 billion. As of December 31, 2023, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

F-8
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

(*2)
Financial instruments (Beneficiary certificates:
~~W~~
143.5 billion and derivatives-combined securities:
~~W~~
143.5 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3)
Shinhan
Securities Co., Ltd.’s
level 3
over-the-counter
derivatives is
 recognized
~~W~~
66,866 million in financial assets measured at fair value through profit or loss,
~~W~~
6,725,252 million in financial liabilities designated at fair value through profit or loss,
~~W~~
629,223 million in derivative assets, and
~~W~~
785,312 million in derivative liabilities. The fair value of over-the-counter
derivatives classified as level 3 above is measured using Shinhan
Securities Co., Ltd.’s
internal valuation model.

i-2)
Classification of financial instruments as fair value level 3
The Group uses the evaluation value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	12,934,419	725,232	(7,622,525)	374,686	(182,749)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		(123,983)	—	633,415	(484,756)	(161,010)
Recognized in other comprehensive income (loss) for the year		(336)	(9,629)	(5,919)	—	—

		(124,319)	(9,629)	627,496	(484,756)	(161,010)
Purchase		5,779,999	276,636	—	190,380	—
Issue		—	—	(6,030,787)	—	—
Settlement		(3,486,410)	(10,910)	5,094,907	(18,763)	—
Transfer to level3 (*2)		173,636	—	—	—	—
Transfer from level3 (*2)		(230,188)	—	—	75	—

Ending balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		69,334	—	(244,146)	(15,540)	119,564
Recognized in other comprehensive income (loss) for the year		(532)	12,747	(1,907)	—	—

		68,802	12,747	(246,053)	(15,540)	119,564
Purchase		5,987,732	55,078	—	36,786	—
Issue		—	—	(6,343,080)	—	—
Settlement		(4,071,062)	(100,000)	7,794,790	(234,242)	—
Transfer to level3 (*2)		299,148	29	—	—	—
Transfer from level3 (*2)		(3,869)	—	—	—	—

Ending balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)

(*1)
Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2022 and 2023 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2022
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	(608,739)	(607,708)
Net gain (loss) on financial liabilities designated at fair value through profit or loss		633,415	762,342
Net other operating expense		(161,010)	(161,010)

	~~W~~	(136,334)	(6,376)

F-
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	53,794	47,708
Net gain on financial liabilities designated at fair value through profit or loss		(244,146)	96,223
Net other operating expense		119,564	119,564

	~~W~~	(70,788)	263,495

(*2)
Movements between levels occur as the availability of observable market data for the financial instrument in question changes. The Group recognizes changes in levels at the end of the reporting period when the event or change in circumstances that gives rise to the movement between levels occurs.

i-3)	Valuation techniques and significant inputs not observable in markets

i-3-1)	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2022 and 2023 are as follows:

	2022
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	35,767,488	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		5,044	Price of underlying assets such as stocks, bonds, etc.

			35,772,532

Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		5,585,517	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			298,304

			5,883,821

Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		45,349,965	Interest rate, discount rate, etc.

		~~W~~	87,006,318

F-
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2022
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model, NAV (*)		47,327	Discount rate, volatility
Compound financial instruments		~~W~~	389,132	Price of underlying assets

		436,459

Derivative liabilities
Trading	Option model (*), Implied forward interest rate DCF		5,809,597	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			838,068

		6,647,665

		~~W~~ 7,084,124

(*)	Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

	2023
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,282,764	Discount rate, interest rate, stock price and etc.

			40,282,764

Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,709,058	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			252,221

			3,961,279

Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,525,922	Interest rate, discount rate, etc.

		~~W~~	93,769,965

F-
92

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,832	Discount rate, volatility
Compound financial instruments		~~W~~	816,643	Underlying asset price

		1,071,475

Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,369,771	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			614,285

		3,984,056

		~~W~~ 5,055,531

(*)	Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

F-9
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

i-3-2)	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2022 and 2023 are as follows:

	2022
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	13,146,888	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, and Liquidation Value	0.60%~68.10% 2.92%~38.87% 15.94%~90.00% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method		1,900,249	The volatility of the underlying asset, Discount rate and Correlations	20.50%~25.30% 5.59%~15.18% 11.90%~66.00%

			15,047,137

Derivative assets
Equity and foreign exchange related			54,541	The volatility of the underlying asset and Correlations	4.89%~84.40% 7.30%~72.30%
Interest rates related	Option model (*1)		51,025	The volatility of the underlying asset and Correlations	0.60%~1.10% 76.60%~78.90%
Credit and commodity related			423,578	The volatility of the underlying asset, Correlations and Hazard Rate	42.20%~55.90% 99.9% 1.20%~3.60%

			529,144

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		981,329	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	28.62% 9.08%~19.14% 0.00%~2.00% 0.56%~11.42%

		~~W~~	16,557,610

Financial liabilities
Financial liabilities at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,930,909	The volatility of the underlying asset and Correlations	0.20%~84.40% -44.20%~86.30%
Derivative liabilities
Equity and foreign exchange related			13,841	The volatility of the underlying asset and Correlations	4.89%~84.40% -42.30%~87.60%
Interest rates related	Option model (*1)		642,123	The volatility of the underlying asset, Regression coefficient and Correlations	0.20%~1.10% 0.00%~1.46% 23.60%~90.34%
Credit and commodity related			155,317	The volatility of the underlying asset, Correlations and Hazard Rate	0.20%~45.70% 23.60%~78.90% 1.20%~2.90%

			811,281

		~~W~~	8,742,190

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

F-9
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

(*2)
There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

	2023
Type of financial instrument	Valuation technique	Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~ 15,730,078	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	1.00%~76.22% 2.44%~30.33% -11.62%~65.74% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method	1,597,810	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	0.51%~51.57% 2.61%~31.73% 0.00% 0. 5 1%~74.30%

		17,327,888

Derivative assets
Equity and foreign exchange related		97,403	The volatility of the underlying asset and Correlations	8.08%~63.37% -1.74%~69.79%
Interest rates related	Option model (*1)	60,919	The volatility of the underlying asset and Correlations	0.19%~0.68% 75.14%~77.30%
Credit and commodity related		473,891	The volatility of the underlying asset, Correlations and Hazard Rate	34.52%~41.77% 99.83%~99.95% 0.08%~3.60%

		632,213

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis	949,183	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.60%~27.84% 5.14%~20.90% -1.00%~1.00% 0.55%~60.71%

		~~W~~ 18,909,284

F-9
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,725,252	The volatility of the underlying asset and Correlations	0.26%~81.98% -42.43%~84.71%
Derivative liabilities
Equity and foreign exchange related			468,611	The volatility of the underlying asset and Correlations	7.58%~81.98% -42.43%~84.71%
Interest rates related	Option model (*1)		445,572	The volatility of the underlying asset, Regression coefficient and Correlations	0.19%~1.06% 0.00%~2.71% -38.52%~90.34%
Credit and commodity related			93,599	The volatility of the underlying asset, Correlations and Hazard Rate	0.26%~24.67% -11.62%~77.30% 0.08%~2.55%

			1,007,782

		~~W~~	7,733,034

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)
There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

i-4)	Sensitivity for changing in unobservable inputs
For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2022 and 2023.

	2022
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	57,763	(51,803)
Derivative assets		12,499	(11,465)

Securities at fair value through other comprehensive income (*2)		49,515	(40,860)

	~~W~~	119,777	(104,128)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	57,121	(60,525)
Derivative liabilities		16,388	(16,908)

	~~W~~	73,509	(77,433)

F-9
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1),(*2):
Financial asset at fair value through profit or loss	~~W~~	45,433	(42,214)
Derivative assets		19,994	(20,386)

Securities at fair value through other comprehensive income (*2)		44,286	(33,212)

	~~W~~	109,713	(95,812)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	30,543	(29,790)
Derivative liabilities		27,561	(27,525)

	~~W~~	58,104	(57,315)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.
(*2)	Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1%p to 1%p.
ii) Financial instruments measured at amortized cost

ii-1)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying amount approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.

Securities	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities	The book value of retirement pension contract reserves as prescribed by the Insurance Business Act and Insurance Business Supervision Regulations was used as a proxy for fair value because of the difficulty of calculating reliable expected cash flows.

F-9
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

Type	Measurement methods of fair value

Other financial assets and other financial liabilities	The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.
ii-2)
The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2022 are as follows:

	2022			2023
	Carrying amount		Fair value	Carrying amount	Fair value
Assets:
Deposits measured at amortized cost	~~W~~	27,746,360	27,660,501	32,455,701	32,338,446
Loans measured at amortized cost		407,898,972	404,855,790	411,739,562	414,024,035

Securities measured at amortized cost:
Government bonds		21,523,230	20,215,099	22,787,609	22,182,130
Financial institution bonds		5,423,771	5,387,207	5,864,626	5,906,724
Corporation bonds		6,424,197	5,971,007	7,034,252	6,879,983

		33,371,198	31,573,313	35,686,487	34,968,837

Other financial assets		21,826,601	22,059,918	26,880,554	27,175,002

	~~W~~	490,843,131	486,149,522	506,762,304	508,506,320

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	157,446,276	157,446,276	151,177,041	151,177,041
Time deposits		196,265,911	195,886,583	202,106,686	202,405,752
Certificate of deposit		14,921,375	14,748,736	12,059,730	12,114,566
Issued bill deposit		6,631,858	6,631,276	7,614,701	7,614,012
CMA deposits		4,634,010	4,634,010	4,950,392	4,950,392
Others		3,088,864	3,088,542	3,604,114	3,604,031

		382,988,294	382,435,423	381,512,664	381,865,794

Borrowing debts:
Call-money		1,276,301	1,276,301	2,195,849	2,195,849
Bills sold		15,057	15,006	11,252	11,208
Bonds sold under repurchase agreements		9,544,536	9,544,536	17,312,576	17,312,576
Borrowings		38,443,281	37,602,027	37,381,675	37,322,235

		49,279,175	48,437,870	56,901,352	56,841,868

Debts:
Borrowings in Korean won		63,927,063	62,059,253	68,382,242	68,189,097
Borrowings in foreign currency		13,361,720	13,051,576	13,179,483	13,143,721

		77,288,783	75,110,829	81,561,725	81,332,818

Investment contract liabilities		2,133,586	2,133,586	1,572,685	1,572,685

Other financial liabilities		31,992,438	31,683,186	47,328,051	47,295,828

	~~W~~	543,682,276	539,800,894	568,876,477	568,908,993

F-9
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

ii-3)
The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2022 and 2023 are as follows:

	2022
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	431,650	27,228,851	—	27,660,501
Loans measured at amortized cost		—	5,832,484	399,023,306	404,855,790
Securities measured at amortized cost:
Government bonds		9,109,801	11,105,298	—	20,215,099
Financial institution bonds		1,898,457	3,488,750	—	5,387,207
Corporation bonds		—	5,971,007	—	5,971,007

		11,008,258	20,565,055	—	31,573,313

Other financial assets		—	12,598,487	9,461,431	22,059,918

	~~W~~	11,439,908	66,224,877	408,484,737	486,149,522

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	157,446,276	—	157,446,276
Time deposits		—	—	195,886,583	195,886,583
Certificate of deposit		—	—	14,748,736	14,748,736
Issued bill deposit		—	—	6,631,276	6,631,276
CMA deposits		—	4,634,010	—	4,634,010
Other		—	3,035,338	53,204	3,088,542

		—	165,115,624	217,319,799	382,435,423

Borrowing debts:
Call-money		—	1,276,301	—	1,276,301
Bills sold		—	—	15,006	15,006
Bonds sold under repurchase agreements		—	—	9,544,536	9,544,536
Borrowings		—	19,922	37,582,105	37,602,027

		—	1,296,223	47,141,647	48,437,870

Debts:
Borrowings in won		—	31,665,994	30,393,259	62,059,253
Borrowings in foreign currency		—	9,625,410	3,426,166	13,051,576

		—	41,291,404	33,819,425	75,110,829

Investment contract liabilities		—	—	2,133,586	2,133,586

Other financial liabilities		—	8,921,782	22,761,404	31,683,186

	~~W~~	—	216,625,033	323,175,861	539,800,894

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Level 1		Level 2	Level 3	Total
Assets:
Deposits measured at amortized cost	~~W~~	554,703	31,783,743	—	32,338,446
Loans measured at amortized cost		—	1,633,949	412,390,086	414,024,035
Securities measured at amortized cost:
Government bonds		10,727,244	11,454,886	—	22,182,130
Financial institution bonds		2,005,877	3,900,847	—	5,906,724
Corporation bonds		—	6,879,983	—	6,879,983

		12,733,121	22,235,716	—	34,968,837

Other financial assets		—	16,393,625	10,781,377	27,175,002

	~~W~~	13,287,824	72,047,033	423,171,463	508,506,320

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	151,177,041	—	151,177,041
Time deposits		—	—	202,405,752	202,405,752
Certificate of deposit		—	—	12,114,566	12,114,566
Issued bill deposit		—	—	7,614,012	7,614,012
CMA deposits		—	4,950,392	—	4,950,392
Other		—	3,565,491	38,540	3,604,031

		—	159,692,924	222,172,870	381,865,794

Borrowing debts:
Call-money		—	2,195,849	—	2,195,849
Bills sold		—	—	11,208	11,208
Bonds sold under repurchase agreements		—	—	17,312,576	17,312,576
Borrowings		—	221,256	37,100,979	37,322,235

		—	2,417,105	54,424,763	56,841,868

Debts:
Borrowings in won		—	36,388,349	31,800,748	68,189,097
Borrowings in foreign currency		—	10,456,332	2,687,389	13,143,721

		—	46,844,681	34,488,137	81,332,818

Investment contract liabilities		—	—	1,572,685	1,572,685

Other financial liabilities		—	20,658,155	26,637,673	47,295,828

	~~W~~	—	229,612,865	339,296,128	568,908,993

F-
100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

ii-4)
Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2022 and 2023, are as follows:

	2022
	Fair value(*)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	27,228,851	DCF	Discount rate
Loans measured at amortized cost		5,832,484	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		20,565,055	DCF	Discount rate
Other financial assets		12,598,487	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		399,023,306	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		9,461,431	DCF	Discount rate

	~~W~~	474,709,614

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	165,115,624	DCF	Discount rate
Borrowings		1,296,223	DCF	Discount rate
Debt securities issued		41,291,404	DCF	Discount rate
Other financial liabilities		8,921,782	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		217,319,799	DCF	Discount rate
Borrowings		47,141,647	DCF	Discount rate
Debt securities issued		33,819,425	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		2,133,586
Other financial liabilities		22,761,404	DCF	Discount rate

	~~W~~	539,800,894

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.

F-
101

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Fair value(*)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	31,783,743	DCF	Discount rate
Loans measured at amortized cost		1,633,949	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		22,235,716	DCF	Discount rate
Other financial assets		16,393,625	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		412,390,086	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		10,781,377	DCF	Discount rate

	~~W~~	495,218,496

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	159,692,924	DCF	Discount rate
Borrowings		2,417,105	DCF	Discount rate
Debt securities issued		46,844,681	DCF	Discount rate
Other financial liabilities		20,658,155	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		222,172,870	DCF	Discount rate
Borrowings		54,424,763	DCF	Discount rate
Debt securities issued		34,488,137	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		1,572,685	—	—
Other financial liabilities		26,637,673	DCF	Discount rate

	~~W~~	568,908,993

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.
iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2022 and 2023, are as follows:

	2022		2023
Beginning balance	~~W~~	(160,525)	(143,959)
New transactions		(88,769)	(48,548)
Recognized in profit for the year		105,335	110,760

Ending balance	~~W~~	(143,959)	(81,747)

F-
102

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

(f)	Classification by categories of financial instruments
Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 5.(e) Measurement of fair value.
The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2022 and 2023 is as follows:

	2022
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	30,050,840	—	30,050,840
Due from banks at fair value through profit or loss		26,116	—	—	—	26,116
Securities at fair value through profit or loss		59,092,985	—	—	—	59,092,985
Derivatives assets		6,162,348	—	—	298,304	6,460,652
Loans at fair value through profit or loss		2,389,180	—	—	—	2,389,180
Loans at amortized cost		—	—	407,898,972	—	407,898,972
Securities at fair value through other comprehensive income		—	85,469,161	—	—	85,469,161
Securities at amortized cost		—	—	33,371,198	—	33,371,198
Others		—	—	21,826,601	—	21,826,601

	~~W~~	67,670,629	85,469,161	493,147,611	298,304	646,585,705

F-10
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2022
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	382,988,294	—	382,988,294
Financial liabilities at fair value through profit or loss		1,146,110	—	—	—	1,146,110
Financial liabilities designated at FVTPL		—	8,367,368	—	—	8,367,368
Derivatives liabilities		6,526,787	—	—	1,181,828	7,708,615
Borrowings		—	—	49,279,175	—	49,279,175
Debt securities issued		—	—	77,288,783	—	77,288,783
Investment contract liabilities		—	—	2,133,586	—	2,133,586
Others		—	—	31,992,438	—	31,992,438

	~~W~~	7,672,897	8,367,368	543,682,276	1,181,828	560,904,369

	2023
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	34,629,251	—	34,629,251
Due from banks at fair value through profit or loss		30,743	—	—	—	30,743
Securities at fair value through profit or loss		69,427,259	—	—	—	69,427,259
Derivatives assets		4,459,200	—	—	252,221	4,711,421
Loans at fair value through profit or loss		1,758,562	—	—	—	1,758,562
Loans at amortized cost		—	—	411,739,562	—	411,739,562
Securities at fair value through other comprehensive income		—	90,311,979	—	—	90,311,979
Securities at amortized cost		—	—	35,686,487	—	35,686,487
Others		—	—	26,880,554	—	26,880,554

	~~W~~	75,675,764	90,311,979	508,935,854	252,221	675,175,818

F-10
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	381,512,664	—	381,512,664
Financial liabilities at fair value through profit or loss		1,868,977	—	—	—	1,868,977
Financial liabilities designated at FVTPL		—	7,796,727	—	—	7,796,727
Derivatives liabilities		4,199,936	—	—	838,480	5,038,416
Borrowings		—	—	56,901,352	—	56,901,352
Debt securities issued		—	—	81,561,725	—	81,561,725
Investment contract liabilities		—	—	1,572,685	—	1,572,685
Others		—	—	47,328,051	—	47,328,051

	~~W~~	6,068,913	7,796,727	568,876,477	838,480	583,580,597

(g)	Transfer of financial instruments
i) Transfers that do not qualify for derecognition
① Sale of repurchase bonds
Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2022 and 2023:

	2022		2023
Transferred asset:
Securities at FVTPL	~~W~~	7,461,978	11,042,486
Securities at FVOCI		1,335,548	1,286,990
Securities at amortized cost		258,579	3,622,838

	~~W~~	9,056,105	15,952,314

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	9,544,536	17,312,576
② Securities loaned
If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

F-10
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

Securities loaned as of December 31, 2022 and 2023 are as follows:

	2022		2023	Borrowers
Government bonds	~~W~~	12,876,660	15,340,768	Korea Securities Finance Corp., Korea Securities Depository, etc.
Financial institutions bonds		422,166	398,252	Korea Securities Finance Corp., Korea Securities Depository, etc.
Corporation bonds		210,258	221,435	BNP Paribas Securities Corp.
Equity securities		73,169	48,004	Meritz Securities co., Ltd., HI Investment & Securities co., Ltd., etc.
Beneficiary certificate		29,850	40,890	Korea Securities Depository

	~~W~~ 13,612,103		16,049,349

③ Securitization of financial assets
The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.). For the years ended December 31, 2022 and 2023, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are

~~W~~

11,429,250 million and

~~W~~

10,950,727 million, respectively; the carrying amounts of related liabilities are

~~W~~

6,366,125 million and

~~W~~

6,634,887 million, respectively.
ii) Financial instruments qualified for derecognition and continued involvement
There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2022, and 2023.

F-10
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2022 and 2023 are as follows:

	2022
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	6,523,848	—	6,523,848	10,922,201	473,252	2,534,050
Other financial instruments (*1)		7,405,655	—	7,405,655
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		13,045,505	—	13,045,505	12,893,643	—	151,862
Securities loaned (*2)		4,584,247	—	4,584,247	4,584,247	—	—
Domestic exchange settlement debit (*3)		45,282,683	39,247,867	6,034,816	—	—	6,034,816
Receivables from disposal of securities (*4)		4,933,264	2,405,878	2,527,386	1,767,831	—	759,555

	~~W~~	81,775,202	41,653,745	40,121,457	30,167,922	473,252	9,480,283

Liabilities:
Derivatives (*1),(*5)	~~W~~	15,801,774	—	15,801,774	11,227,001	1,000	10,772,103
Other financial instruments (*1)		6,198,330	—	6,198,330
Bonds sold under repurchase agreements (*2)		9,544,536	—	9,544,536	8,931,247	—	613,289
Securities borrowed (*2)		724,104	—	724,104	724,104	—	—
Domestic exchange settlement pending (*3)		41,556,442	39,247,867	2,308,575	2,231,508	—	77,067
Payable from purchase of securities (*4)		4,854,358	2,405,878	2,448,480	1,768,821	—	679,659

	~~W~~	78,679,544	41,653,745	37,025,799	24,882,681	1,000	12,142,118

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

F-10
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

	2023
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	4,706,696	—	4,706,696	14,428,984	448,025	2,042,058
Other financial instruments (*1)		12,212,371	—	12,212,371
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		19,200,694	—	19,200,694	18,814,022	—	386,672
Securities loaned (*2)		6,284,849	—	6,284,849	6,283,227	—	1,622
Domestic exchange settlement debit (*3)		47,791,602	42,766,815	5,024,787	—	—	5,024,787
Receivables from disposal of securities (*4)		7,421,808	3,734,544	3,687,264	3,006,017	—	681,247

	~~W~~	97,618,020	46,501,359	51,116,661	42,532,250	448,025	8,136,386

Liabilities:
Derivatives (*1),(*5)	~~W~~	12,637,884	—	12,637,884	14,701,829	—	8,958,880
Other financial instruments (*1)		11,022,825	—	11,022,825
Bonds sold under repurchase agreements (*2)		17,312,576	—	17,312,576	15,450,999	—	1,861,577
Securities borrowed (*2)		1,449,634	—	1,449,634	1,449,634	—	—
Domestic exchange settlement pending (*3)		52,004,974	42,766,815	9,238,159	9,151,927	—	86,232
Payable from purchase of securities (*4)		7,466,010	3,734,544	3,731,466	3,006,534	—	724,932

	~~W~~	101,893,903	46,501,359	55,392,544	43,760,923	—	11,631,621

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

(*5)
As of December 31, 2023, the total amount of financial liabilities includes
~~W~~
7,541,895 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of
~~W~~
365,074 million are included in the related instruments not offset in the statement of financial position.

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
capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio, and economic response capital can be charged up to 2.5%p during credit expansion period. As of December 31, 2023, the minimum regulatory BIS capital ratio to be observed is 11.5%, which is the standard for applying capital conservation capital (2.5%p),
D-SIB
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

F-1
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

5.	Financial risk management (continued)

The capital ratio of the Group based on Basel III is as of December 31, 2022 and 2023 are as follows:

	2022		2023
Capital :
Tier I common equity capital	~~W~~	37,287,768	41,388,070
Additional tier 1 capital		5,979,604	5,118,817

Tier I capital		43,267,372	46,506,887
Tier II capital		3,714,400	3,685,637

Total capital (A)	~~W~~	46,981,772	50,192,524

Total risk-weighted assets (B)	~~W~~	291,542,598	314,180,698
Capital adequacy ratio (A/B)		16.11%	15.98%
Tier I capital adequacy ratio		14.84%	14.80%
Common stock ratio		12.79%	13.17%

(*)
As of December 31, 2023, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS capital regulation system. As of December 31, 2023, the capital adequacy ratio is the provisional value.

6.	Insurance Risk

(a)	Overview of the insurance risk – Shinhan Life Insurance Co., Ltd.

i)	Overview of the insurance risk
i-1)
Insurance risk
Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occurred. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:
① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number
② Severity risk: a possibility that the cost of an incident may be different from the expected cost level
By experience, when there
is
more similar insurance or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. Shinhan Life Insurance Co., Ltd. takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.
Insurance risk includes a lack of risk diversification and relates to geographical location and the nature of the policyholder as well as to the diversification of risk forms or sizes.
If the insurance contract covers death, a catastrophe affects the frequency the most and can affect the frequency of death earlier than expected due to a wide range of causes such as eating habits, smoking, and exercise habits, etc. And if the coverage is survival, medical technology and social conditions can increase the survival rate. The frequency may also be affected by excessive concentration in residential areas of policy holders.

F-1
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

Insurance accidents in life insurance include not only the death of the insured but also survival, disability and hospitalization.
Shinhan Life Insurance Co., Ltd. basically classifies the Shinhan Life Insurance Co., Ltd’s insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the Group or organization. The group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured’s death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.
Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted rate linked , and variable types by the applying term structures of interest types.
In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, Shinhan Life Insurance Co., Ltd assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Group assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.
Shinhan Life Insurance Co., Ltd uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.
① Acceptance strategy
Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, Shinhan Life Insurance Co., Ltd can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups
is one of the major acceptance strategies.
② Reinsurance strategy
The risk of reinsurance contracts held to Shinhan Life Insurance Co., Ltd is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by Shinhan Life Insurance Co., Ltd shall be determined by considering the Shinhan Life Insurance Co., Ltd’s assets, contract conditions, risk level, and technology for selecting the contract.
Insurance risk can also be affected by the policyholder’s right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder’s actions and decisions. Shinhan Life Insurance Co., Ltd’s insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about Shinhan Life Insurance Co., Ltd’s insurance liabilities.

F-1
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

ii)	Insurance risk management policy
ii
-1)
Measurement of Insurance Risk
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
The purpose of the Shinhan Life Insurance Co., Ltd’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.
Shinhan Life Insurance Co., Ltd divides insurance risks arising from life insurance contracts into six sub-risks:
death risk, longevity risk, disability/disease risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk
is measured on assets and liabilities that may directly or indirectly cause loss to Shinhan Life Insurance Co., Ltd in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.
The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, Shinhan Life Insurance Co., Ltd calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk,
reflecting the correlation coefficient between the
sub-risks.
ii
-2)
Insurance risk management organization and management method
Shinhan Life Insurance Co., Ltd measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, Shinhan Life Insurance Co., Ltd establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, the Group supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.
In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.
Management methods by risk type are as follows:
① Insurance risk management
Shinhan Life Insurance Co., Ltd. develops insurance products with proper profitability by setting the profitability guidelines from the time of product development, establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

F-11
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

② Interest rate risk management
Shinhan Life Insurance Co., Ltd. is establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. Shinhan Life Insurance Co., Ltd. also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.
③ Liquidity risk management
Shinhan Life Insurance Co., Ltd. reviews and manages the amount of claims paid insurance and liquid assets periodically.

iii)	Korean Insurance Capital Standard(K-ICS)
K-ICS
is an equity capital system that precisely evaluates risk and financial soundness by evaluating the assets and liabilities of insurance companies to market so that they can be applied under the financial statements prepared in accordance with IFRS 17 on insurance contracts. To maintain consistency in mark-to-market
valuation and ensure consistency with international capital regulations, the supervisory authorities introduced
K-ICS
based on
mark-to-market
valuation, which improves the quality of insurance companies’ capital by calculating available and required capital in line with economic substance. This is a system designed to encourage improvement and strengthen risk management.
With the introduction of
K-ICS,
the supervisory authorities have established standards for preparing a financial position statement based on soundness supervision standards to separately calculate assets and liabilities that meet the purpose of supervision and at the same time substantially reflect the risks of insurance companies. In the
K-ICS,
the available capital, or solvency amount, is measured based on the basic capital and supplementary capital classified by the loss absorption capacity of the net asset amount in the statement of financial position based on soundness supervision standards evaluated at market price, and there are some restrictions on loss compensation. Supplementary capital, defined as having, can be reflected in the solvency amount up to 50% of the required capital. In addition, the required capital under the
K-ICS,
that is, the solvency standard amount, refers to the amount of potential losses that may occur in the insurance company over the next year. Specifically, the
K-ICS
divides the risks exposed due to insurance contract underwriting and asset management into five risks: life and long-term non-life
insurance risk, general
non-life
insurance risk, market risk, credit risk, and operational risk. Under the 99.5% confidence level, the solvency standard amount is required to be measured by calculating the maximum loss that can occur over the next year using the shock scenario method.
Under the
K-ICS,
the risk-based capital ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company’s solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company’s capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

F-11
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

iv)	Financial risks related to insurance contracts
Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:
① Credit risk
Credit risk refers to the risk of loss resulting from the borrower’s failure to repay a loan or meet contractual obligations. Shinhan Life Insurance Co., Ltd.’s reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.
② Interest rate risk
Interest rate risk means the risk that arises when Shinhan Life Insurance Co., Ltd.’s financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. Shinhan Life Insurance Co., Ltd. manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.
③ Liquidity risk
Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of Shinhan Life Insurance Co., Ltd.’s liabilities and discretionary participation features, are factors used to determine the level of risk associated with Shinhan Life Insurance Co., Ltd.’s liquidity.
The purpose of Shinhan Life Insurance Co., Ltd.’s management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. Shinhan Life Insurance Co., Ltd.’s main liquidity risk management methods are as follows:

-	Regularly inspect and manage the amount of insurance payments and liquid assets

-	Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.

-	Monitoring liquidity ratios by running liquidity stress tests

-	Establishment of asset liability management strategy considering insurance contract liability cash flow
④ Market risk
Market risk refers to the risk of loss arising when Shinhan Life Insurance Co., Ltd.’s financial position fluctuates unfavourably due to adverse price fluctuations such as stock prices and exchange rates. Shinhan Life Insurance Co., Ltd. carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

F-11
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

v)	Concentration of Insurance Risk
① The concentration of insurance risks by region as of December 31, 2022 and 2023 are as follow:

	2022
	Insurance Contract		Reinsurance Contract	Total
Domestic	~~W~~	36,002,250	181,799	36,184,049
International		1,528	—	1,528

	~~W~~	36,003,778	181,799	36,185,577

	2023
	Insurance Contract		Reinsurance Contract	Total
Domestic	~~W~~	38,360,261	161,301	38,521,562
International		5,001	—	5,001

	~~W~~	38,365,262	161,301	38,526,563

② Market risk arising from insurance contracts
The amount of foreign currency insurance liabilities as of December 31, 2022 and 2023 are as follow:

	2022		2023
	Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign currency insurance contract liabilities:
USD (thousand)	211,551	268,099	192,052	247,632
EUR (thousand)	105	141	124	177
VND (million)	28,455	1,528	94,010	5,001

		269,768		252,810

F-11
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

vi)	Sensitivity to Insurance Risk
The impact of changes in major assumptions on insurance contract liabilities (assets) as of December 31, 2022 and 2023 are as follow:

	2022
	Scenario (example)	Present value of expected cash flows
		Before reflecting reinsurance effect		After reflecting reinsurance effect
Base BEL		~~W~~	33,055,694	33,341,709
Sensitivity Results (Shock BEL - Base BEL)	Mortality rate increased by 3.27%		126,983	123,821
	Mortality rate decreased by 4.58%		25,181	25,016
	Risk of intestinal diseases (flat compensation) increased by 3.4%		581,288	552,636
	Cancellation rate increased by 9.16%		801,927	778,017
	Operating expense rate increased by 2.62% and Inflation rate increased by 0.26%p		155,945	155,945

	2023
	Scenario (example)	Present value of expected cash flows
		Before reflecting reinsurance effect		After reflecting reinsurance effect
Base BEL		~~W~~	35,404,236	35,676,176
Sensitivity Results (Shock BEL - Base BEL)	Mortality rate increased by 3.27%		138,527	135,137
	Mortality rate decreased by 4.58%		29,693	27,888
	Risk of intestinal diseases (flat compensation) increased by 3.4%		599,816	563,325
	Cancellation rate increased by 9.16%		767,996	742,853
	Operating expense rate increased by 2.62% and Inflation rate increased by 0.26%p		162,860	162,860

vii)	Credit risk arising from insurance contracts
The amount of the reinsurance contracts held, which is an asset according to risk level, as of December 31, 2022 and 2023 are as follow:

	2022			2023
	Reinsurance residual coverage assets		Reinsurance incident assets	Reinsurance residual coverage assets	Reinsurance incident assets
AA+ ~ AA-	~~W~~	20,909	5,461	38,207	5,204

F-11
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

viii)	Interest rate risk arising from insurance contracts
The impact of exposure to interest rate risk and interest rate changes on profit and loss and capital as of December 31, 2022 and 2023 are as follow:

①	Interest rate risk exposure

	2022		2023
Exposure to financial products measured at fair value (*1)	~~W~~	44,054,707	46,683,984
Insurance contract exposure (*2)		34,441,623	36,763,725

Net exposure (financial products - insurance contracts)	~~W~~	9,613,084	9,920,259

(*1)
It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2)	It is the total amount excluding the contractual service margin from the remaining coverage elements of insurance contract liabilities and reinsurance contract assets (liabilities).

②	Interest rate risk sensitivity

	2022			2023
	Profit and loss effect		Capital effect	Profit and loss effect	Capital effect
100 bp Increase
Insurance contract (*1)	~~W~~	—	2,744,382	—	3,412,769
Reinsurance contract (*1)		—	19,258	—	15,543
Financial assets (*2)		(42,894)	(3,662,687)	(37,574)	(4,258,875)
100 bp Decrease
Insurance contract (*1)	~~W~~	—	(3,533,390)	—	(4,382,646)
Reinsurance contract (*1)		—	(22,266)	—	(17,723)
Financial assets (*2)		42,894	3,662,687	37,574	4,258,875

(*1)	This is the impact on capital (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.
(*2)
Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit and loss effect is the change in financial assets recognized at fair value through profit or loss, and the capital effect is the change in financial assets measured at fair value through other comprehensive income.

F-11
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

ix)	Liquidity risk arising from insurance contracts
The maturity amount of undiscounted remaining contractual cash flows as of December 31, 2022 and 2023 are as follow. This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

	2022
	Less than or equal to 1 year		1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	5,141,410	4,407,978	3,801,169	3,366,573	3,020,929	43,604,298	63,342,357
Cash Outflow		(5,813,798)	(4,776,599)	(4,596,433)	(4,019,170)	(4,022,887)	(128,609,565)	(151,838,452)

		(672,388)	(368,621)	(795,264)	(652,597)	(1,001,958)	(85,005,267)	(88,496,095)
Variable insurance:
Cash Inflow		695,405	568,606	474,576	404,462	342,486	2,714,283	5,199,818
Cash Outflow		(955,446)	(865,504)	(787,418)	(739,126)	(679,610)	(10,192,545)	(14,219,649)

		(260,041)	(296,898)	(312,842)	(334,664)	(337,124)	(7,478,262)	(9,019,831)

		(932,429)	(665,519)	(1,108,106)	(987,261)	(1,339,082)	(92,483,529)	(97,515,926)

Reinsurance contract
Cash Inflow		209,601	210,135	211,431	212,533	213,221	7,427,708	8,484,629
Cash Outflow		(230,689)	(230,889)	(231,351)	(232,019)	(231,403)	(7,769,737)	(8,926,088)

		(21,088)	(20,754)	(19,920)	(19,486)	(18,182)	(342,029)	(441,459)
Total (including variable insurance)	~~W~~	(953,517)	(686,273)	(1,128,026)	(1,006,747)	(1,357,264)	(92,825,558)	(97,957,385)

Total (excluding variable insurance)		(693,476)	(389,375)	(815,184)	(672,083)	(1,020,140)	(85,347,296)	(88,937,554)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

	2023
	Less than or equal to 1 year		1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	5,120,022	4,408,374	3,892,580	3,500,316	3,073,794	51,775,416	71,770,502
Cash Outflow		(5,509,719)	(4,969,773)	(4,263,071)	(4,356,801)	(4,235,246)	(132,831,760)	(156,166,370)

		(389,697)	(561,399)	(370,491)	(856,485)	(1,161,452)	(81,056,344)	(84,395,868)
Variable insurance:
Cash Inflow		582,036	485,566	412,870	350,176	297,209	3,160,998	5,288,855
Cash Outflow		(943,282)	(836,548)	(764,049)	(711,324)	(641,963)	(10,096,136)	(13,993,302)

		(361,246)	(350,982)	(351,179)	(361,148)	(344,754)	(6,935,138)	(8,704,447)

		(750,943)	(912,381)	(721,670)	(1,217,633)	(1,506,206)	(87,991,482)	(93,100,315)

Reinsurance contract
Cash Inflow		203,944	204,852	204,904	204,760	205,383	7,421,755	8,445,598
Cash Outflow		(225,690)	(225,630)	(224,694)	(222,873)	(221,054)	(7,686,228)	(8,806,169)

		(21,746)	(20,778)	(19,790)	(18,113)	(15,671)	(264,473)	(360,571)
Total (including variable insurance)	~~W~~	(772,689)	(933,159)	(741,460)	(1,235,746)	(1,521,877)	(88,255,955)	(93,460,886)

Total (excluding variable insurance)		(411,443)	(582,177)	(390,281)	(874,598)	(1,177,123)	(81,320,817)	(84,756,439)

As of December 31, 2022 and 2023, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd.
is
~~W~~
 52,379,537 million and
~~W~~
52,560,005 million.

(b)	Overview of the insurance risk – Shinhan EZ General Insurance CO., Ltd.

i)	Overview of insurance risks
Insurance risk is defined as the risk that arises in connection with the underwriting of insurance contracts and payment of claims, which are the unique tasks of an insurance company, and is managed by dividing it into long-term non-life
insurance risk and general
non-life
insurance risk. Long-term
non-life
insurance risk refers to the risk of loss due to risk factors that may arise in a long-term non-life
insurance contract and is divided and measured into death risk, longevity risk, disability/disease risk, property/other risk, operating expense risk
, project cost risk, and catastrophe risk. General
non-life
insurance risk refers to the risk of loss due to risk factors that may arise in general non-life
insurance contracts, and is measured by dividing it into insurance price risk, reserve risk, and catastrophe risk.

①	Long-term non-life insurance risk
Mortality risk and longevity risk refer to the risk of unexpected losses related to the death of the policyholder, and are measured by the risk of a decrease in net asset value due to changes in the mortality level. Disability/disease risk is the risk of unexpected losses related to the policyholder’s disability or disease, and is measured as the risk of a decrease in net asset value due to changes in the risk level of disability/disease coverage. Property and other risks are the risk of unexpected losses related to property, costs, compensation, and other collateral, and are measured as the risk of a decrease in net asset value due to

F-1
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

changes in the risk level of property, costs, compensation, and other collateral. Cancellation risk refers to the risk of unexpected losses due to the policyholder’s exercise of options, such as contract termination or early withdrawal, and is measured by the risk of a decrease in net asset value due to changes in the policyholder’s option exercise rate or group termination of policyholders.
Operating expense
risk includes the risk arising from changes in spending due to inflation and the level of future costs related to insurance contract costs. Costs related to insurance contracts include all cost items except allowances. Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (e.g. epidemic disease, major accident, etc.) that are not considered in the risk of death.

②	General non-life insurance risk
Insurance price risk refers to the risk resulting from uncertainty related to the timing, frequency, and severity of future insured events. Reserve risk refers to the risk that the reserve liability accumulated to pay insurance claims for insurance events that have occurred in the relevant contract will not cover the insurance claims to be paid in the future. Catastrophe risk refers to the risk of potential loss due to extreme or exceptional risks (natural disasters, major accidents, major guarantees, etc.) that are not considered in insurance prices and reserve risks.

ii)	Measurement and management of insurance risk

①	Measurement of insurance risk
Shinhan EZ General Insurance Co., Ltd. measures general and long-term insurance risks through the solvency amount and the statutory solvency amount calculation criteria of Enforcement Rules of the Insurance Business Supervisory Regulations and operates related risk management policies.

②	Insurance risk management organization and management method
Shinhan EZ General Insurance Co., Ltd. determines an insurance risk permissible limit every year, monitors compliance with the limit, and executes in accordance with predetermined countermeasures when the insurance risk exceeds the limit. In addition, underwriting guidelines, retention, and reinsurance strategies are established and operated so that risks can be retained at an appropriate level for each type of insurance.

③	Insurance payment progress
When estimating occurrences of accidents, Shinhan EZ General Insurance Co., Ltd. considers that the probability of occurrence and scale of occurrence of future experience may be more unfavorable than the assumptions reflected in risk adjustment. In general, uncertainty related to insurance claims and costs due to an insured event is greatest when the accident is in its early stages, and as the year of the accident progresses, the uncertainty of the final claims and costs decreases.

④	Sensitivity to insurance risk
Shinhan EZ General Insurance Co., Ltd. manages insurance risks through sensitivity analysis based on cancellation rates, loss ratios, and operating expense rates that are judged to have a significant impact on the amount, timing, and uncertainty of the insurer’s future cash flows.

⑤	Liquidity risk arising from insurance contracts
Liquidity risk arising from insurance contracts may result in the inability to respond to payment demands due to inconsistencies in the operation of funds and the procurement period and amount, or incur losses due to the procurement of high-interest funds or unfavorable sales of held assets to resolve fund shortages. It means there is a risk. Shinhan EZ General Insurance Co., Ltd. monitors liquidity ratios to manage liquidity risk.

F-1
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

6.	Insurance Risk (continued)

⑥	Credit risk arising from insurance contracts
Credit risk arising from an insurance contract refers to the possibility of economic loss that may occur if the reinsurer, the counterparty to the transaction, is unable to fulfil its obligations specified in the contract due to default or deterioration of credit rating. Shinhan EZ General Insurance Co., Ltd. Transacts as a reinsurer with high-quality insurance companies that have been given a rating of
BBB-
or higher by S&P or an equivalent rating through strict internal review.

⑦	Interest rate risk arising from insurance contracts
Interest rate risk exposed to Shinhan EZ General Insurance Co., Ltd.’s insurance contracts is the risk of unexpected losses arising from changes in net interest income or net asset value depending on changes in interest rates. The consolidated entity manages this to minimize unexpected losses arising from interest rate changes.

7.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2022 and 2023 is as follows:

	2022				2023
Investees (*1)(*2)	Asset balance		Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group (separate)	~~W~~	37,456,314	10,779,765	26,676,549	37,289,554	11,190,413	26,099,141
Shinhan Bank		491,981,392	460,814,132	31,167,260	508,497,276	474,966,063	33,531,213
Shinhan Card Co., Ltd.		43,050,321	35,591,567	7,458,754	43,420,162	35,365,175	8,054,987
Shinhan Securities Co., Ltd.		43,821,578	38,479,027	5,342,551	52,497,500	47,131,211	5,366,289
Shinhan Life Insurance Co., Ltd.		56,501,131	48,380,592	8,120,539	58,641,345	50,218,211	8,423,134
Shinhan Capital Co., Ltd.		13,035,892	11,048,996	1,986,896	13,018,880	10,791,281	2,227,599
Jeju Bank		7,320,304	6,798,450	521,854	7,162,714	6,626,863	535,851
Shinhan Asset Management Co., Ltd.		319,511	88,519	230,992	409,246	134,030	275,216
SHC Management Co., Ltd.		9,746	—	9,746	10,051	—	10,051
Shinhan DS		107,366	59,833	47,533	137,141	85,417	51,724
Shinhan Savings Bank		3,043,506	2,723,713	319,793	3,046,110	2,696,597	349,513
Shinhan Asset Trust Co., Ltd.		435,815	110,981	324,834	463,445	85,555	377,890
Shinhan Fund Partners Co., Ltd (*3)		94,725	10,147	84,578	110,849	20,136	90,713
Shinhan REITs Management Co., Ltd.		58,610	5,559	53,051	72,018	9,522	62,496
Shinhan AI Co., Ltd.		41,431	2,264	39,167	35,674	940	34,734
Shinhan Venture Investment Co., Ltd.		140,310	63,309	77,001	171,783	90,515	81,268
Shinhan EZ General Insurance Co., Ltd.		220,808	84,190	136,618	261,204	131,875	129,329

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd. on April 3, 2023.

F-1
22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Investment in subsidiaries (continued)

(b)	The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021				2022			2023
Investees (*1)(*2)	Operating Revenue		Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	1,875,675	1,413,956	1,413,675	1,806,604	1,249,251	1,251,294	2,160,092	1,671,011	1,669,579
Shinhan Bank		23,540,347	2,494,894	2,396,829	35,514,460	3,045,732	2,394,238	37,459,678	3,067,991	3,707,829
Shinhan Card Co., Ltd.		4,359,627	676,297	710,090	4,761,181	644,555	671,113	5,378,610	621,908	583,014
Shinhan Securities Co., Ltd.		7,592,350	320,662	366,000	10,548,842	412,339	427,451	9,947,400	100,840	128,378
Shinhan Life Insurance Co., Ltd.		7,079,569	174,811	(162,161)	6,377,305	449,392	(143,049)	6,451,715	472,395	475,656
Orange Life Insurance Co., Ltd.		2,112,353	216,826	(96,157)	—	—	—	—	—	—
Shinhan Capital Co., Ltd.		783,890	274,855	275,760	922,592	303,276	307,988	1,204,941	304,024	298,609
Jeju Bank		204,543	18,446	11,739	275,582	22,820	11,657	371,210	5,101	20,189
Shinhan Credit Information Co., Ltd. (*4)		42,417	1,936	2,079	20,705	1,029	1,450	—	—	—
Shinhan Alternative Investment Management Inc.		28,010	9,163	9,163	—	—	—	—	—	—
Shinhan Asset Management Co., Ltd.		107,598	32,152	32,066	174,242	37,064	36,892	171,145	51,272	51,225
SHC Management Co., Ltd.		—	(7)	(7)	—	110	110	—	305	305
Shinhan DS		244,445	4,100	5,653	279,453	6,835	7,739	322,895	7,954	4,191
Shinhan Savings Bank		163,643	30,310	30,037	241,013	38,384	37,884	273,630	29,943	29,724
Shinhan Asset Trust Co., Ltd.		144,971	75,823	75,972	152,563	73,654	74,236	148,980	53,430	53,055
Shinhan Fund Partners Co., Ltd. (*5)		53,005	9,816	9,816	55,270	9,500	9,500	62,674	12,193	12,193
Shinhan REITs Management Co., Ltd.		16,440	8,481	8,469	11,433	540	609	21,512	9,485	9,446
Shinhan AI Co., Ltd.		12,106	478	455	10,668	(2,217)	(2,301)	8,727	(4,596)	(4,432)
Shinhan Venture Investment Co., Ltd.		32,134	15,929	15,750	19,839	1,526	1,418	28,209	4,441	4,266
Shinhan EZ General Insurance Co., Ltd. (*6)		—	—	—	10,228	(5,438)	(5,062)	43,747	(7,778)	(7,289)

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	This amount includes non-controlling interests.
(*4)
On July 28, 2022, the Company disposed 100% of shares to Shinhan Card Co., Ltd. The amount as of December 31, 2022 is revenue, net income (loss) and total comprehensive income before the disposal of Shinhan Card Co., Ltd.

(*5)	Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd. on April 3, 202 3 .
(*6)	For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

F-12
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

7.	Investment in subsidiaries (continued)

(c)	Change in the scope of consolidation
Change in consolidated subsidiaries for the years ended December 31, 2021 and 2022 are as follows:

2021
	Company	Description
Included	Shinhan Life Insurance Vietnam Co., Ltd.	Newly acquired subsidiary
Included	Shinhan CubeOn Co., Ltd.	Newly acquired subsidiary
Excluded	Orange Life Insurance Co., Ltd.	Extinguished due to merger with Shinhan Life Insurance Co., Ltd.

2022
	Company	Description
Included	Shinhan EZ General Insurance Co., Ltd.	Newly acquired subsidiary
Excluded	Shinhan Alternative Investment Management Inc.	Extinguished due to merger with Shinhan Asset Management Co., Ltd.

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

8.	Operating segments

(a)	Segment information

The	general descriptions by operating segments as of December 31, 2023 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work

Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and its accompanying work

Securities	Securities trading, consignment trading, underwriting and its accompanying work

Insurance (*)	Life insurance business, Non-Life insurance business and its accompanying work

Credit	Facility rental, new technology business financing, others and its accompanying work

Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

(*)
Until the previous year, the Group had disclosed related information using the life insurance sales segment as a reporting segment. However, as the internal reporting method for the chief operating decision maker was changed to the insurance industry standard, from the current period, the life insurance and non-life
insurance sales segment has been disclosed. The segments are integrated and redefined as the insurance segment and announced. Accordingly, the reporting segment information for the previous year was restated.

F-12
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

8.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2021, 2022 and 2023:

	2021
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325
Net fees and commission income		818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997
Reversal of (provision for) allowance for credit loss		(364,291)	(442,668)	(80,134)	(21,760)	(34,064)	(35,421)	3,653	(974,685)
General and administrative expenses		(3,409,144)	(790,733)	(696,278)	(557,292)	(80,056)	(366,149)	156,564	(5,743,088)
Other income (expense), net		(305,508)	(179,695)	234,209	(660,416)	194,564	177,912	(235,519)	(774,453)
Operating income (expense)		3,477,648	1,020,773	576,886	551,579	340,935	260,545	(276,270)	5,952,096
Equity method income (loss)		25,401	(1,109)	65,341	(739)	29,644	16,201	23,861	158,600
Income tax expense		821,201	266,798	94,864	139,106	94,329	71,120	(16,382)	1,471,036

Profit for the year	~~W~~	2,417,880	771,757	320,662	391,637	274,855	205,880	(270,043)	4,112,628

Controlling interest	~~W~~	2,417,361	770,457	320,783	391,637	274,855	205,880	(361,719)	4,019,254
Non-controlling interests		519	1,300	(121)	—	—	—	91,676	93,374

	2022
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,358,526	1,798,005	428,420	(124,453)	260,011	153,214	(276,870)	10,596,853
Net fees and commission income		801,109	702,392	484,632	(4,348)	30,587	398,854	316	2,413,542
Reversal of (provision for) allowance for credit loss		(621,690)	(560,264)	546	(16,459)	(19,803)	(72,857)	(1,286)	(1,291,813)
General and administrative expenses		(3,761,767)	(777,496)	(690,539)	(166,255)	(80,320)	(390,419)	222,636	(5,644,160)
Other income (expense), net		(715,837)	(283,011)	(102,084)	850,708	158,560	84,214	(161,408)	(168,858)
Operating income (expense)		4,060,341	879,626	120,975	539,193	349,035	173,006	(216,612)	5,905,564
Equity method income (loss)		22,301	7,115	70,270	4,221	54,937	(735)	(36,412)	121,697
Income tax expense		1,030,445	227,769	145,301	83,514	98,468	35,006	(9,391)	1,611,112

Profit for the year	~~W~~	2,974,716	738,391	412,339	439,850	303,275	142,872	(255,929)	4,755,514

Controlling interest	~~W~~	2,973,996	735,204	412,496	439,850	303,275	142,872	(342,050)	4,665,643
Non-controlling interests		720	3,187	(157)	—	—	—	86,121	89,871

F-12
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

8.	Operating segments (continued)

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922
Net fees and commission income		748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206
Provision for allowance for credit loss		(914,848)	(883,956)	(152,146)	(16,116)	(177,912)	(99,203)	(322)	(2,244,503)
General and administrative expenses		(3,876,485)	(778,564)	(720,835)	(218,820)	(80,106)	(403,395)	182,868	(5,895,337)
Other income (expense), net		(495,331)	(267,959)	181,927	1,087,789	335,205	327,511	(393,580)	775,562
Operating income (expense)		4,009,518	933,484	253,063	650,858	343,454	341,273	(430,800)	6,100,850
Equity method income (loss)		8,556	(2,831)	93	(302)	66,918	664	51,990	125,088
Income tax expense		936,472	218,332	36,239	167,417	89,849	81,695	(43,044)	1,486,960

Profit for the year	~~W~~	2,969,829	725,171	100,840	464,617	304,024	243,928	(330,409)	4,478,000

Controlling interest	~~W~~	2,969,519	723,845	100,915	464,617	304,024	243,928	(438,813)	4,368,035
Non-controlling interests		310	1,326	(75)	—	—	—	108,404	109,965

(c)	Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	6,741,279	1,849,209	534,969	1,617,186	241,035	781	(215,134)	10,769,325
Internal transactions		(3,114)	(50,056)	(17,673)	3,080	(9,356)	68,210	8,909	—

	~~W~~	6,738,165	1,799,153	517,296	1,620,266	231,679	68,991	(206,225)	10,769,325

	2022
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,366,892	1,857,351	442,554	(127,840)	269,230	71,561	(282,895)	10,596,853
Internal transactions		(8,366)	(59,346)	(14,134)	3,387	(9,219)	81,653	6,025	—

	~~W~~	8,358,526	1,798,005	428,420	(124,453)	260,011	153,214	(276,870)	10,596,853

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,557,545	1,961,035	449,835	(208,812)	265,943	36,700	(244,324)	10,817,922
Internal transactions		(9,407)	(65,737)	(6,159)	10,027	(17,139)	88,538	(123)	—

	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922

(*)	Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values a s a part of business combination accounting.

F-12
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

8.	Operating segments (continued)

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	863,879	681,129	615,414	181,345	27,351	305,879	—	2,674,997
Internal transactions		(45,453)	(46,413)	(13,621)	(10,564)	1,461	109,333	5,257	—

	~~W~~	818,426	634,716	601,793	170,781	28,812	415,212	5,257	2,674,997

	2022
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,894	734,900	494,829	8,648	26,737	303,534	—	2,413,542
Internal transactions		(43,785)	(32,508)	(10,197)	(12,996)	3,850	95,320	316	—

	~~W~~	801,109	702,392	484,632	(4,348)	30,587	398,854	316	2,413,542

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	794,021	1,019,262	507,109	2,151	14,917	309,746	—	2,647,206
Internal transactions		(45,977)	(50,597)	(6,668)	(5,361)	2,546	81,376	24,681	—

	~~W~~	748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206

F-12
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSI
DIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

8.	Operating segments (continued)

(e)	Financial information of geographical area
The following table provides information of income from external consumers by geographical area for the years ended December 31, 2021, 2022 and 2023.

	2021		2022	2023
Domestic	~~W~~	5,404,278	5,064,891	5,088,487
Overseas		547,818	840,673	1,012,363

	~~W~~	5,952,096	5,905,564	6,100,850

The following table provides information of
non-current
assets by geographical area as of December 31, 2022 and 2023.

	2022		2023
Domestic	~~W~~	9,825,529	10,142,257
Overseas		356,512	305,799

	~~W~~	10,182,041	10,448,056

(*)	Non-current assets comprise property and equipment, intangible assets and investment properties.

F-12
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

9.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2022 and 2023 are as follows:

	2022		2023
Cash	~~W~~	2,304,480	2,173,550

		2,304,480	2,173,550

Deposits denominated in Korean won:
Reserve deposits		8,647,429	10,909,697
Time deposits		2,275,832	1,450,123
Certificate of deposit		—	14,446
Other		2,975,453	3,042,525

		13,898,714	15,416,791

Deposits denominated in foreign currency:
Deposits		8,516,315	12,117,199
Time deposits		3,153,208	3,000,279
Other		2,197,326	1,942,571

		13,866,849	17,060,049

Allowance for credit losses		(19,203)	(21,139)

	~~W~~	30,050,840	34,629,251

(b)	Restricted due from banks in accordance with Related Regulation or Acts as of December 31, 2022 and 2023 are as follows:

	2022		2023	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	8,647,429	10,909,697	Article 55 of the Bank of Korea Act
Other		2,216,899	1,633,297	Article 74 of the Capital Markets and Financial Investment Business Act, etc.

		10,864,328	12,542,994

Deposits denominated in foreign currency		2,975,849	7,148,169	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.

	~~W~~	13,840,177	19,691,163

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

10.	Financial assets at fair value through profit or loss

Financial	assets at fair value through profit or loss as of December 31, 2022 and 2023 are as follows:

	2022		2023
Debt instruments:
Governments	~~W~~	5,961,610	6,392,302
Financial institutions		11,788,689	12,590,217
Corporations		7,826,772	10,949,245
Stocks with put option		359,795	651,045
Equity investment with put option		3,185,222	5,019,107
Beneficiary certificates		13,782,117	14,489,698
Commercial papers		4,939,927	8,631,502
CMA		3,850,613	3,473,984
Others (*)		3,464,559	3,274,992

		55,159,304	65,472,092
Equity instruments:
Stocks		3,739,343	3,732,637
Equity investment		38,515	8,093
Others		79,854	110,731

		3,857,712	3,851,461

	~~W~~	59,017,016	69,323,553

Other:
Loans at FVTPL	~~W~~	2,389,180	1,758,562
Due from banks at fair value		26,116	30,743
Gold/silver deposits		75,969	103,706

	~~W~~	61,508,281	71,216,564

(*)	As of December 31, 2022 and 2023, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,705,724 million and ~~W~~ 1,841,473 million, respectively.

F-1
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives

(a)	The notional amounts of derivatives outstanding as of December 31, 2022 and 2023 are as follows:

	2022		2023
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	129,544,881	142,779,721
Currency swaps		40,539,223	45,159,344
Currency options		1,327,752	1,265,326

		171,411,856	189,204,391
Exchange traded:
Currency futures		1,325,660	2,189,413

		172,737,516	191,393,804

Interest rates related:
Over the counter:
Interest rate forwards and swaps		37,170,647	41,950,711
Interest rate options		226,924	516,577

		37,397,571	42,467,288

Exchange traded:
Interest rate futures		2,924,135	3,943,763
Interest rate swaps (*)		94,803,271	94,186,140

		97,727,406	98,129,903

		135,124,977	140,597,191

Credit related:
Over the counter:
Credit swaps		5,155,334	4,178,441
Equity related:
Over the counter:
Equity swaps and forwards		4,008,263	4,100,836
Equity options		878,122	3,552,337

		4,886,385	7,653,173
Exchange traded:
Equity futures		3,317,515	2,764,186
Equity options		1,444,098	240,603

		4,761,613	3,004,789

		9,647,998	10,657,962

Commodity related:
Over the counter:
Commodity swaps and forwards		898,332	1,034,225
Commodity options		8,000	8,000

		906,332	1,042,225

Exchange traded:
Commodity futures and options		75,770	93,004

		982,102	1,135,229

F-1
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2022		2023
Hedge:
Currency forwards		1,249,589	2,142,233
Currency swaps		4,677,553	4,448,030
Interest rate forwards and swaps		16,475,525	12,469,580

		22,402,667	19,059,843

	~~W~~	346,050,594	367,022,470

(*)	The notional amounts of derivatives outstanding that will be settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2022 and 2023 are as follows:

	2022			2023
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	3,089,759	2,838,793	1,558,662	1,402,185
Currency swaps		1,625,286	1,807,229	1,431,614	1,206,156
Currency options		14,776	13,603	13,128	13,065

		4,729,821	4,659,625	3,003,404	2,621,406
Exchange traded:
Currency futures		19	928	30	1,102

		4,729,840	4,660,553	3,003,434	2,622,508

Interest rates related:
Over the counter:
Interest rate forwards and swaps		772,513	1,062,772	683,814	902,989
Interest rate options		5,169	1,983	4,011	17,038

		777,682	1,064,755	687,825	920,027
Exchange traded:
Interest rate futures		2,555	972	2,253	11,757

		780,237	1,065,727	690,078	931,784

Credit related:
Over the counter:
Credit swaps		423,966	19,235	473,582	10,366
Equity related:
Over the counter:
Equity swap and forwards		169,504	393,810	166,010	350,768
Equity options		2,704	1,139	7,137	165,834

		172,208	394,949	173,147	516,602
Exchange traded:
Equity futures		31,051	101,622	66,356	16,346
Equity options		11,414	145,895	47,167	16,735

		42,465	247,517	113,523	33,081

		214,673	642,466	286,670	549,683

F-1
32

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2022			2023
	Assets		Liabilities	Assets	Liabilities
Commodity related:
Over the counter:
Commodity swaps and forwards		10,983	136,701	3,314	84,957
Commodity options		—	1,517	—	—

		10,983	138,218	3,314	84,957

Exchange traded:
Commodity futures and options		2,649	589	2,122	638

		13,632	138,807	5,436	85,595

Hedge:
Currency forwards		23,143	37,757	21,580	34,492
Currency swaps		158,297	75,070	111,024	99,093
Interest rate forwards and swaps		116,864	1,069,000	119,617	704,895

		298,304	1,181,827	252,221	838,480

	~~W~~	6,460,652	7,708,615	4,711,421	5,038,416

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Foreign currency related:
Over the counter
Currency forwards	~~W~~	268,310	44,245	36,890
Currency swaps		(201,500)	(144,318)	135,712
Currency options		2,007	4,247	1,355

		68,817	(95,826)	173,957

Exchange traded
Currency futures		(199)	17,972	(955)

		68,618	(77,854)	173,002

Interest rates related:
Over the counter
Interest rate forwards and swaps		(142,703)	(173,277)	181,987
Interest rate options		792	285	(2,886)

		(141,911)	(172,992)	179,101

Exchange traded
Interest rate futures and others		(4)	1,026	(9,511)

		(141,915)	(171,966)	169,590

Credit related:
Over the counter
Credit swaps		192,729	(25,562)	53,042

F-13
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2021		2022	2023
Equity related:
Over the counter
Equity swap and forwards		(176,430)	(192,888)	(19,934)
Equity options		3,307	3,360	(159,324)

		(173,123)	(189,528)	(179,258)

Exchange traded
Equity futures		(19,408)	(69,200)	50,009
Equity options		32,555	(27,932)	(13,929)

		13,147	(97,132)	36,080

		(159,976)	(286,660)	(143,178)

Commodity related:
Over the counter
Commodity swaps and forwards		(19,097)	(148,591)	37,027
Commodity options		(4,956)	5,840	1,516

		(24,053)	(142,751)	38,543

Exchange traded
Commodity futures		469	2,058	1,484

		(23,584)	(140,693)	40,027

Hedge		(203,563)	(743,542)	327,016

	~~W~~	(267,691)	(1,446,277)	619,499

(d)	Gains and losses related to hedge

i)	Gains and losses on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021
	Gains and losses on fair value hedges (hedged items)		Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	273,219	(281,649)	(8,430)
Foreign exchange risk (*1)		26,547	(32,829)	(6,282)

	~~W~~	299,766	(314,478)	(14,712)

	2022
	Gains and losses on fair value hedges (hedged items)		Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	697,330	(728,397)	(31,067)
Foreign exchange risk (*1)		20,748	(22,056)	(1,308)
Stock price volatility risk		(4,762)	3,411	(1,351)

	~~W~~	713,316	(747,042)	(33,726)

F-13
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2023
	Gains and losses on fair value hedges (hedged items)		Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(271,425)	282,835	11,410
Foreign exchange risk (*1)		4,102	(5,264)	(1,162)

	~~W~~	(267,323)	277,571	10,248

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities.
(*2)	The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.

ii)
Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the income statement and other comprehensive income are as follows:

	2021
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	15,492	(49,882)	—
Foreign exchange risk (*1)		14,439	(14,955)	24,464
Discontinuation of cash flow hedges		—	—	8,799
Hedge of net investments:
Foreign exchange risk (*1)		(74,525)	(2,094)	—

	~~W~~	(44,594)	(66,931)	33,263

	2022
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	(132,203)	(47,854)	(65)
Foreign exchange risk (*1)		29,322	(54,969)	122,893
Discontinuation of cash flow hedges		—	—	9,270
Hedge of net investments:
Foreign exchange risk (*1)		(25,793)	(4,096)	—

	~~W~~	(128,674)	(106,919)	132,098

F-
13
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2023
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	99,268	(512)	(1,760)
Foreign exchange risk (*1)		(10,294)	(7,069)	(25,698)
Discontinuation of cash flow hedges		(5,531)	—	14,659
Hedge of net investments:
Foreign exchange risk (*1)		(3,903)	3,673	—

	~~W~~	79,540	(3,908)	(12,799)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.
(*2)	The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.
(e)	Effect of hedge accounting on financial statement, statement of comprehensive income, statement of changes in equity

i)	Hedging purpose and strategy
The Group transacts with derivative financial instruments to hedge its interest rate risk, currency risk and stock price fluctuation risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates, foreign exchange rates and stock price of the Korean won structured notes, foreign currency generated financial debentures, Korean won structured deposits, foreign currency investment receivables and beneficiary securities in foreign currency; and cash flow hedge accounting for forward interest rate, interest rate swaps, forward currency and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, foreign currency debt, foreign currency structured deposits, the Korean won bonds and foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative
financial instruments.

ii)	Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2022 and 2023 are as follows:

	2022
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	5,338,313	3,023,185	612,113	2,114,152	819,140	4,568,622	16,475,525
Average price condition (*1)		0.72%	0.82%	2.53%	1.52%	1.48%	0.68%	0.94%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		2,593,585	654,211	1,092,271	1,931,313	901,597	41,207	7,214,184
Average hedge ratio:		100%	100%	100%	100%	100%	—	100%

(*1)	Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor, and 3M AUD Bond.
(*2)
The average exchange rates of net investment hedge instruments are USD/KRW 1,195.32, JPY/KRW 10.13, EUR/KRW 1,336.97, GBP/KRW 1,484.42, AUD/KRW 812.44, CAD/KRW 948.79, SGD/KRW 859.87, CNY/KRW 190.96, SEK/KRW 125.49.

F-13
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2023
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,038,263	609,182	2,143,914	804,873	1,935,599	3,937,749	12,469,580
Average price condition (*1)		0.82%	3.02%	1.64%	1.65%	1.37%	0.74%	1.18%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		1,871,327	1,335,798	2,139,371	974,113	1,687,341	49,109	8,057,059
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1)	Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.
(*2)	The average exchange rates of net investment hedge instruments are USD/KRW 1,235.14, JPY/KRW 9.46, EUR/KRW 1,358.46, GBP/KRW 1,547.81, AUD/KRW 865.53, CAD/KRW 921.27, CNY/KRW 177.98, SEK/KRW 126.18.

iii)	Effect of derivatives on statement financial position, statement of comprehensive income, statement of changes in equity

	2022
	Nominal amount		Carrying amount of asset (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate swap	~~W~~	13,530,243	77,757	895,005	(740,190)
Currency forward		113,126	4,038	635	1,780
Cash flow hedges
Interest rate swap		2,945,282	39,107	173,995	(126,075)
Currency swap		4,677,553	158,297	75,070	117,401
Currency forward		883,003	15,708	35,976	(3,136)
Hedge of net investments in foreign operations
Currency forward		253,460	3,397	1,146	(773)
Borrowings		1,287,039	—	1,282,361	(29,116)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities, etc.

F-13
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2023
	Nominal amount		Carrying amount of asset (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,112,789	65,787	614,219	246,594
Currency forward		308,117	2,949	791	(327)
Cash flow hedges
Interest rate swap		2,356,791	53,830	90,676	99,442
Currency swap		4,448,030	111,024	99,093	(21,649)
Currency forward		1,150,734	12,593	30,925	2,170
Hedge of net investments in foreign operations
Currency forward		683,382	6,038	2,776	4,537
Borrowings		1,466,795	—	1,462,329	(4,767)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities, etc.

iv)	Effect of hedging items on statement financial position, statement of comprehensive income, statement of changes in equity

	2022
	Carrying amount of assets (*)		Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	505,668	12,711,595	69,687	(861,128)	708,439	—	—
Foreign exchange risk Securities in foreign currency		205,470	—	—	—	(4,002)	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		475,027	1,689,360	—	—	31,830	(58,956)	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,821,186	2,843,059	—	—	55,548	(12,232)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	25,793	—	(40,834)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards.

F-13
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

11.	Derivatives (continued)

	2023
	Carrying amount of assets (*)		Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	685,340	9,224,390	41,643	(579,315)	(240,965)	—	—
Foreign exchange risk Securities in foreign currency		544,706	—	—	—	1,313	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		641,750	1,029,542	—	—	(11,068)	26,648	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,490,098	2,342,230	—	—	69,784	(17,812)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	3,903	—	(36,931)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forwards, etc.

(f)	Hedge relationships affected by an interest rate index reform
The revised Standard requires exceptions to the analysis of future information in relation to the application of hedge accounting, while uncertainty exists due to movements of the interest rate index reform. The exception assumes that the interest rate indicators for the hedged item and hedging instruments do not change due to the effect of the interest rate index reform when assessing whether the expected cash flows that comply with existing interest rate indicators are highly probable, whether there is an economic relationship between the hedged item and the hedging instrument, and whether there is a high hedge effectiveness between the hedged item and the hedging instrument.
The KRW CD interest rate will be replaced by a KOFR (Korea Overnight Financing Repo Rate). The Group has assumed that in this hedging relationship, the spread changed on the basis of KOFR would be similar to the spread included in the interest rate swap and forward used as the hedging instrument after LIBOR rate is suspended. The Group does not assume any changes in other conditions.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2022 and 2023 are as follows:

	2022		2023
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	40,995,316	44,418,450
Financial institutions bonds		20,539,199	21,303,402
Corporate bonds and others		22,262,060	22,915,148

		83,796,575	88,637,000

Equity securities (*):
Stocks		1,475,153	1,527,182
Equity investments		3,833	2,153
Others		193,600	145,644

		1,672,586	1,674,979

		85,469,161	90,311,979

Securities at amortized cost:
Debt securities:
Government bonds		21,523,230	22,787,609
Financial institutions bonds		5,423,771	5,864,626
Corporate bonds and others		6,424,197	7,034,252

		33,371,198	35,686,487

	~~W~~	118,840,359	125,998,466

(*)	The Group designated the equity securities as securities at FVOCI as the regulation requires the Group to hold, etc.

F-1
40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	89,595,577	152,786	89,748,363	26,139,316	36,290	26,175,606
Transfer (from) to 12-month expected credit loss		61,740	(61,740)	—	18,544	(18,544)	—
Transfer (from) to life time expected credit loss		(23,619)	23,619	—	—	—	—
Net increase and decrease (*)		(5,929,126)	(47,467)	(5,976,593)	7,213,739	(7,231)	7,206,508
Business combination		24,805	—	24,805	—	—	—

Ending balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114

(*)
Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

	2023
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from) to 12-month expected credit loss		18,873	(18,873)	—	—	—	—
Transfer (from) to life time expected credit loss		(47,209)	47,209	—	—	—	—
Net increase and decrease (*)		4,844,010	(3,585)	4,840,425	2,318,788	(2,992)	2,315,796

Ending balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910

(*)
Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

F-1
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	45,648	603	46,251	10,201	463	10,664
Transfer (from) to 12-month expected credit loss		166	(166)	—	203	(203)	—
Transfer (from) to life time expected credit loss		(20)	20	—	—	—	—
Provision (Reversal)		(4,658)	(355)	(5,013)	632	(94)	538
Disposal and others (*)		(635)	11	(624)	(277)	(9)	(286)

Ending balance	~~W~~	40,501	113	40,614	10,759	157	10,916

(*)	Included the effects from changes in debt restructuring, investment conversion, foreign exchange rate and the others.

	2023
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from) to 12-month expected credit loss		14	(14)	—	—	—	—
Transfer (from) to life time expected credit loss		(111)	111	—	—	—	—
Provision (Reversal)		1,573	698	2,271	(113)	(23)	(136)
Disposal and others (*)		(409)	1	(408)	637	6	643

Ending balance	~~W~~	41,568	909	42,477	11,283	140	11,423

(*)	Included the effects from changes in debt restructuring, investment conversion, foreign exchange rate and the others.

F-1
42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d)	Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Gain on disposal of securities at FVOCI	~~W~~	26,427	50,793
Loss on disposal of securities at FVOCI		(187,850)	(180,368)
Gain on disposal of securities at amortized cost (*)		4	358
Loss on disposal of securities at amortized cost (*)		(64)	(107)

	~~W~~	(161,483)	(129,324)

(*)	The issuers of those securities have exercised the early redemption options and the others.

(e)	Gain or loss on equity securities at fair value through other comprehensive income

i)
The Group recognizes dividends, amounting to
~~W~~
32,700 million and
~~W~~
60,139 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2022 and 2023, respectively.

ii)	The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
	Stocks acquired by investment conversion
Fair value at the date of disposal	~~W~~	48,525	156,872
Cumulative net gain (loss) at the time of disposal		2,943	(4,152)

(*)	The reason for the disposal is the disposal of stocks acquired by investment conversion.

F-14
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc.

(a)	Loans at amortized cost for configuration by customer as of December 31, 2022 and 2023 are as follows:

	2022		2023
Retail loans	~~W~~	155,365,004	155,103,825
Corporate loans (*)		216,004,850	224,916,377
Public and other loans		3,788,040	4,427,500
Loans between banks		7,428,874	3,049,239
Credit card receivables		28,459,691	28,090,168

		411,046,459	415,587,109

Discount		(21,879)	(23,063)
Deferred loan origination costs		525,205	505,986

		411,549,785	416,070,032
Less: Allowance for credit loss		(3,650,813)	(4,330,470)

	~~W~~	407,898,972	411,739,562

(*)	Included loans for solo proprietor business, etc.

F-14
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

(b) Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2022 and 2023 are as follows:
i) Loans at amortized cost

	2022
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	145,927,405	8,149,050	451,228	170,489,366	28,830,615	930,549	21,346,418	4,166,803	457,582	6,542,444	668,657	17,751	387,977,868
Transfer (from) to 12 months expected credit losses		3,399,814	(3,390,943)	(8,871)	7,620,344	(7,612,945)	(7,399)	431,252	(430,915)	(337)	55,766	(55,766)	—	—
Transfer (from) to lifetime expected credit losses		(4,240,767)	4,275,492	(34,725)	(11,480,879)	11,491,902	(11,023)	(764,938)	765,279	(341)	(52,028)	52,030	(2)	—
Transfer (from) to credit- impaired financial assets		(252,730)	(154,510)	407,240	(222,960)	(489,488)	712,448	(115,976)	(160,843)	276,819	(18)	(12)	30	—
Net increase and decrease (*1)		1,907,714	(385,941)	127,858	16,841,069	(164,160)	(267,984)	2,689,877	(6,713)	352,143	3,821,009	767	181	24,915,820
Charge off (*2)		—	—	(263,962)	—	—	(249,453)	—	—	(592,386)	—	—	(1,121)	(1,106,922)
Disposal		—	(1,151)	(78,428)	(17,000)	(1,333)	(136,419)	—	—	—	—	—	(2,748)	(237,079)
Business combination		—	—	—	—	—	—	—	—	—	98	—	—	98

Ending balance	~~W~~	146,741,436	8,491,997	600,340	183,229,940	32,054,591	970,719	23,586,633	4,333,611	493,480	10,367,271	665,676	14,091	411,549,785

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,613,730 million, which is written off as of December 31, 2022.

F-14
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

ii) Due from banks at amortized cost and other financial assets

	2022
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	48,154,690	104,650	79,094	48,338,434
Transfer (from) to 12 month expected credit losses		16,401	(16,309)	(92)	—
Transfer (from) to lifetime expected credit losses		(23,870)	23,985	(115)	—
Transfer (from) to credit- impaired financial assets		(10,008)	(3,654)	13,662	—
Net increase and decrease (*)		1,482,975	57,051	21,722	1,561,748
Charge off		—	—	(25,636)	(25,636)
Disposal		—	—	(1,123)	(1,123)
Business combination		80,943	—	—	80,943

Ending balance	~~W~~	49,701,131	165,723	87,512	49,954,366

(*)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

F-14
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

i)	Loans at amortized cost

	2023
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	146,741,436	8,491,997	600,340	183,229,940	32,054,591	970,719	23,586,633	4,333,611	493,480	10,367,271	665,676	14,091	411,549,785
Transfer (from) to 12 months expected credit losses		3,684,473	(3,671,574)	(12,899)	6,312,378	(6,310,771)	(1,607)	59,586	(59,510)	(76)	51,588	(51,588)	—	—
Transfer (from) to lifetime expected credit losses		(6,347,880)	6,382,499	(34,619)	(14,969,646)	14,984,213	(14,567)	(72,489)	72,551	(62)	(154,268)	154,268	—	—
Transfer (from) to credit- impaired financial assets		(462,894)	(266,533)	729,427	(511,906)	(476,684)	988,590	(19,349)	(10,202)	29,551	(476)	(6,139)	6,615	—
Net increase and decrease (*1)		1,826,622	(1,544,703)	148,463	7,797,722	1,502,116	449,944	(259,750)	(226,043)	928,319	(3,819,606)	65,262	8,018	6,876,364
Charge off (*2)		—	—	(489,511)	—	—	(352,324)	—	—	(805,454)	—	—	(2,127)	(1,649,416)
Disposal		—	(1,477)	(147,151)	(56,032)	(7,325)	(491,911)	—	—	(155)	—	(500)	(2,150)	(706,701)

Ending balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,964,573 million, which is written off as of December 31, 2023.

F-14
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2023
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	49,701,131	165,723	87,512	49,954,366
Transfer (from) to 12 month expected credit losses		23,476	(23,305)	(171)	—
Transfer (from) to lifetime expected credit losses		(96,073)	96,096	(23)	—
Transfer (from) to credit- impaired financial assets		(9,110)	(40,985)	50,095	—
Net increase and decrease (*)		9,789,697	48,392	60,859	9,898,948
Charge off		—	—	(28,665)	(28,665)
Disposal		—	(5)	(1,819)	(1,824)

Ending balance	~~W~~	59,409,121	245,916	167,788	59,822,825

(*)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

F-14
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

(c)	Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2022 and 2023 are as follows:

i)	Loans at amortized cost

	2022
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	174,005	90,412	188,769	531,427	742,252	520,261	204,711	401,077	289,232	10,195	9,258	5,494	3,167,093
Transfer (from) to 12 months expected credit losses		17,016	(16,023)	(993)	92,555	(90,661)	(1,894)	24,579	(24,471)	(108)	403	(403)	—	—
Transfer (from) to lifetime expected credit losses		(9,449)	26,014	(16,565)	(62,583)	64,821	(2,238)	(14,752)	14,892	(140)	(122)	122	—	—
Transfer (from) to credit- impaired financial assets		(4,702)	(9,103)	13,805	(1,461)	(66,033)	67,494	(1,094)	(2,041)	3,135	(1)	(5)	6	—
Provision (reversal)		96,230	84,402	244,290	(14,918)	159,287	103,935	101,644	254,090	209,353	3,405	246	2,387	1,244,351
Charge off		—	—	(263,962)	—	—	(249,453)	—	—	(592,386)	—	—	(1,121)	(1,106,922)
Amortization of discount		—	—	(5,923)	—	—	(13,189)	—	—	7,307	—	—	—	(11,805)
Disposal		—	(28)	(22,676)	—	(5)	(10,723)	—	—	—	—	—	(217)	(33,649)
Collection		—	—	108,666	—	—	55,441	—	—	217,407	—	—	145	381,659
Others (*)		(8,264)	(10,584)	19,119	15,187	30,896	17,605	(103,976)	(172,074)	222,175	2	—	—	10,086

Ending balance	~~W~~	264,836	165,090	264,530	560,207	840,557	487,239	211,112	471,473	355,975	13,882	9,218	6,694	3,650,813

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2022
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	183,968	8,008	70,043	262,019
Transfer (from) to 12 months expected credit losses		315	(274)	(41)	—
Transfer (from) to lifetime expected credit losses		(740)	765	(25)	—
Transfer (from) to credit- impaired financial assets		(75)	(1,267)	1,342	—
Provision		2,327	3,278	27,226	32,831
Charge off		—	—	(25,636)	(25,636)
Disposal		—	—	(61)	(61)
Collection		—	—	2,502	2,502
Others (*)		110,519	(70)	(729)	109,720
Business combination		32	—	—	32

Ending balance	~~W~~	296,346	10,440	74,621	381,407

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

F-1
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

i) Loans at amortized cost

	2023
	Retail				Corporate			Credit cards			Others
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	12 month expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	264,836	165,090	264,530	560,207	840,557	487,239	211,112	471,473	355,975	13,882	9,218	6,694	3,650,813
Transfer (from) to 12 months expected credit losses		25,984	(24,982)	(1,002)	92,347	(92,254)	(93)	23,474	(23,422)	(52)	213	(213)	—	—
Transfer (from) to lifetime expected credit losses		(28,336)	44,543	(16,207)	(69,404)	74,346	(4,942)	(18,412)	18,557	(145)	(305)	305	—	—
Transfer (from) to credit- impaired financial assets		(13,823)	(32,129)	45,952	(7,456)	(47,157)	54,613	(2,023)	(3,402)	5,425	(7)	(25)	32	—
Provision (reversal)		(4,029)	56,164	429,789	225,719	223,266	456,854	15,525	(3,720)	711,724	(348)	1,095	2,403	2,114,442
Charge off		—	—	(489,511)	—	—	(352,324)	—	—	(805,454)	—	—	(2,127)	(1,649,416)
Amortization of discount		—	—	(12,327)	—	—	(25,929)	—	—	7,344	—	—	—	(30,912)
Disposal		—	(177)	(40,297)	(36)	(240)	(56,118)	—	—	(155)	—	(9)	(115)	(97,147)
Collection		—	—	101,653	—	—	69,674	—	—	186,715	—	—	451	358,493
Others (*)		(1,366)	(1,147)	611	(12,327)	(4,173)	(487)	610	1,362	1,177	(63)	—	—	(15,803)

Ending balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

F-1
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

13.	Loans at amortized cost, etc. (continued)

ii) Due from banks at amortized cost and other financial assets

	2023
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	296,346	10,440	74,621	381,407
Transfer (from) to 12 months expected credit losses		364	(299)	(65)	—
Transfer (from) to lifetime expected credit losses		(40,026)	40,041	(15)	—
Transfer (from) to credit- impaired financial assets		(228)	(37,000)	37,228	—
Provision		44,035	2,326	44,409	90,770
Charge off		—	—	(28,665)	(28,665)
Disposal		—	—	(178)	(178)
Collection		—	—	2,198	2,198
Others (*)		32,460	142	8,435	41,037

Ending balance	~~W~~	332,951	15,650	137,968	486,569

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

(d)	Changes in deferred loan origination costs for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Beginning balance	~~W~~	541,932	525,205
Loan origination		208,517	231,007
Amortization, etc.		(225,244)	(250,226)

Ending balance	~~W~~	525,205	505,986

F-1
52

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Property and equipment

(a)	Details of property and equipment as of December 31, 2022 and 2023 are as follows:

	2022
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,101,176	—	—	2,101,176
Buildings		1,165,468	(455,617)	(7,594)	702,257
Other assets		2,424,987	(1,836,533)	—	588,454
Right-of-use assets		1,208,728	(589,518)	—	619,210

	~~W~~	6,900,359	(2,881,668)	(7,594)	4,011,097

	2023
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,043,119	—	—	2,043,119
Buildings		1,307,424	(508,171)	(9,002)	790,251
Other assets		2,410,101	(1,877,642)	—	532,459
Right-of-use assets		1,378,027	(771,552)	—	606,475

	~~W~~	7,138,671	(3,157,365)	(9,002)	3,972,304

F-15
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Land		Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,173,134	756,486	508,417	608,127	4,046,164
Acquisition (*1)		631	49,220	257,662	369,153	676,666
Disposal		(13,173)	(1,124)	(4,212)	(75,563)	(94,072)
Depreciation (*2)		—	(49,935)	(186,307)	(287,886)	(524,128)
Amounts transferred from(to) investment property		2,892	(12,446)	—	—	(9,554)
Amounts transferred from(to) intangible assets		—	—	6,916	—	6,916
Amounts transferred from(to) non-current assets held for sale (*3)		(62,288)	(39,469)	—	—	(101,757)
Amounts transferred from(to) operating lease assets		—	—	214	—	214
Effects of foreign currency adjustments		(20)	(475)	4,877	4,328	8,710
Business combination		—	—	887	1,051	1,938

Ending balance	~~W~~	2,101,176	702,257	588,454	619,210	4,011,097

(*1)	During 2022, ~~W~~ 33,983 million transferred from assets-under-construction is included.
(*2)	Included in general administrative expense, other operating income (expense) and insurance service expense of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

F-15
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

14.	Property and equipment (continued)

	December 31, 2023
	Land		Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,101,176	702,257	588,454	619,210	4,011,097
Acquisition (*1)		1,480	105,761	146,405	370,724	624,370
Disposal		(741)	(1,501)	(3,546)	(71,052)	(76,840)
Depreciation (*2)		—	(54,486)	(202,124)	(313,755)	(570,365)
Asset impairment		—	(1,409)	—	—	(1,409)
Amounts transferred from(to) investment property		(57,226)	40,548	—	—	(16,678)
Amounts transferred from(to) intangible assets		—	—	1,550	—	1,550
Amounts transferred from(to) non-current assets held for sale (*3)		(1,688)	(754)	—	—	(2,442)
Amounts transferred from(to) operating lease assets		—	—	221	—	221
Effects of foreign currency adjustments		118	(165)	1,499	1,348	2,800

Ending balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304

(*1)	During 2023, ~~W~~ 82,179 million transferred from assets-under-construction is included.
(*2)	Included in general administrative expense, other operating income (expense) and insurance service expense of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

(c)	Insured assets and liability insurance as of December 31, 2023 are as follows:

	2023
Type of insurance	Insured assets and objects	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash (including ATM)	31,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,422,152	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	52,086	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance, etc.	56,244	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*)	Aside from the insurance mentioned above, the Group has entered into car insurance, medical in s urance, property insurance, and employee accident insurance.

F-15
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Intangible assets

(a)	Details of intangible assets as of December 31, 2022 and 2023 are as follows:

	2022		2023
Goodwill	~~W~~	4,683,902	4,677,204
Software		263,341	259,233
Development cost		454,284	464,638
Others		406,309	816,871

	~~W~~	5,807,836	6,217,946

(b)	Changes in intangible assets for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,670,134	192,582	229,148	552,918	5,644,782
Acquisition		—	143,766	332,826	211,511	688,103
Business combination		—	1,472	2,638	315	4,425
Disposal and write-off		—	(253)	(434)	(236,881)	(237,568)
Amounts transferred from(to) property and equipment		—	—	(6,337)	(579)	(6,916)
Impairment (*1)		(2,258)	—	(702)	198	(2,762)
Amortization (*2)		—	(74,916)	(102,849)	(120,844)	(298,609)
Effects of changes in foreign exchange rate		16,026	690	(6)	(329)	16,381

Ending balance	~~W~~	4,683,902	263,341	454,284	406,309	5,807,836

(*1)
Goodwill impairment incurred from the cash-generating unit of security sector at PT Shinhan Sekuritas Indonesia. As a result of the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, the Group recognized an impairment loss amounting to
~~W~~
2,258 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (
~~W~~
1,569 million decrease comparing to the previous year) due to continuing high price index and domestic foreign economic turndown mainly from the prolongation of the Ukraine crisis, global high interest rates, etc. The amount of impairment loss recognized is included in the non-operating
expenses, of the consolidated statement of comprehensive income.

(*2)	Included in general administrative expense, other operating income (expense) and insurance service expense of the consolidated statements of comprehensive income.

F-15
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Intangible assets (continued)

	2023
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,683,902	263,341	454,284	406,309	5,807,836
Acquisition		—	90,051	133,709	605,225	828,985
Disposal and write-off		—	(3,901)	(3,560)	(6,793)	(14,254)
Amounts transferred from(to) property and equipment		—	—	(1,550)	—	(1,550)
Impairment (*1)		(5,402)	(4,006)	(1,001)	(273)	(10,682)
Amortization (*2)		—	(91,894)	(131,043)	(168,583)	(391,520)
Effects of changes in foreign exchange rate		(1,296)	5,642	13,799	(19,014)	(869)

Ending balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946

(*1)
Goodwill impairment incurred from the cash-generating unit of security sector at PT Shinhan Sekuritas Indonesia and life insurance sector at Shinhan Financial Plus Co., Ltd. As a result of the impairment test for goodwill of PT Shinhan Sekuritas Indonesia, the Group recognized an impairment loss amounting to
~~W~~
1,842 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (
~~W~~
2,934 million decrease comparing to the previous year) due to continuing high price index and domestic foreign economic turndown mainly from the prolongation of the Ukraine crisis, global high interest rates, etc. In addition, as a result of the impairment test for goodwill of Shinhan
Financial Plus Co., Ltd.
, the Group recognized an impairment loss amounting to
~~W~~
3,560 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (
~~W~~
9,750 million decrease comparing to the previous year) due to the underperformance from the cash-generating unit and the reflection of the future outlook. The amount of impairment loss recognized is included in the non-operating
expenses, of the consolidated statement of comprehensive income.

(*2)	Included in general administrative expense, other operating income (expense), and insurance service expense of the consolidated statements of comprehensive income.

F-15
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Intangible assets (continued)

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2022 and 2023 is as follows:

	2022		2023
Banking	~~W~~	768,766	768,468
Credit card		2,892,610	2,891,498
Securities		2,993	1,265
Life insurance		853,798	850,238
Others		165,735	165,735

	~~W~~	4,683,902	4,677,204

ii)	Changes in goodwill for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Beginning balance	~~W~~	4,670,134	4,683,902
Impairment losses		(2,258)	(5,402)
Others (*)		16,026	(1,296)

Ending balance	~~W~~	4,683,902	4,677,204

(*)	Other changes are due to effects of changes in foreign exchange rate.

iii)	Goodwill impairment test

The	recoverable amounts of each CGU are evaluated based on their respective value in use.

•	Explanation on evaluation method
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

F-15
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

15.	Intangible assets (continued)

•	Discount rates and terminal growth rates
The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate. However, for the life insurance CGU, since its cost of risk is reflected at future cash flows, the current discount rates based on the interest rate term structure of risk-free government bonds that reflects only the time value of money was applied.
Discount rates before tax and terminal growth rates applied to each CGU are as follows:

	Discount rate before tax(%)	Terminal growth rate(%)
Banking	9.6 ~ 16.1	0.0 ~ 2.0
Credit card	11.5 ~ 16.6	1.0 ~ 2.0
Securities	15.5 ~ 16.9	2
Others	11.1 ~ 13.1	1
In case of the life insurance CGU, a term structure discount rate of 4.34% to 4.80% was applied for each future period corresponding to future cash flows for 99 years.

iv)	Key assumptions
Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2023	2024	2025	2026	2027	2028
CPI growth (%)	3.0	1.4	1.8	1.5	1.4	1.4
Private consumption growth (%)	1.9	2.4	2.6	2.5	2.8	2.8
Real GDP growth (%)	1.3	2.5	2.7	2.7	2.9	2.9
Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan life insurance) components are as follows:

Key assumptions
Consumer price index growth rate (Bank of Korea) (%)	2.00
Risk-based confidence level (%)	99.50

v)	Total recoverable amount and total carrying amount of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	58,700,974
Total carrying amount (*)		52,013,046

	~~W~~	6,687,928

(*)	It is the carrying amount after reflecting the impairment loss in the securities and life insurance sector.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates

(a)	Investments in associates as of December 31, 2022 and 2023 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2022	2023
BNP Paribas Cardif Life Insurance (*1),(*7)	Korea	September 30	14.99	14.99
Partners 4th Growth Investment Fund (*4)	Korea	—	25.00	25.00
KTB Newlake Global Healthcare PEF (*5)	Korea	—	20.57	7.36
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	50.00	50.00
KCGI-SingA330-A Private Special Asset Investment Trust	Korea	December 31	23.89	23.89
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	December 31	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	December 31	4.41	4.41
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
Hermes Private Investment Equity Fund (*4)	Korea	—	29.17	29.17
KDBC-Midas Dong-A Global contents Fund	Korea	December 31	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Partner One Value up I Private Equity Fund (*4)	Korea	—	27.91	27.91
Genesis No.1 Private Equity Fund (*5)	Korea	—	22.80	—
Korea Omega Project Fund III	Korea	December 31	23.53	23.53
Genesis North America Power Company No.1 PEF	Korea	December 31	39.11	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
KOREA FINANCE SECURITY CO., LTD (*1),(*7)	Korea	September 30	14.91	14.91
MIEL CO.,LTD. (*2)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	December 31	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6	Korea	December 31	41.16	40.10
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	42.92
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	20.00	20.00
NH-Amundi Global Infrastructure Trust 14	Korea	December 31	30.00	30.00

F-1
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2022	2023
Jarvis Memorial Private Investment Trust 1 (*5)	Korea	—	99.01	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business (*4)	Korea	—	28.25	28.25
FuturePlay-Shinhan Tech Innovation Fund 1	Korea	December 31	50.00	50.00
Stonebridge Corporate 1 st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1),(*7)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1),(*7)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1),(*8)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
IMM Global Private Equity Fund (*4)	Korea	—	33.00	33.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	December 31	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*6)	Korea	December 31	52.28	52.28
Sparklabs-Shinhan Opportunity Fund 1	Korea	December 31	49.50	49.50
BNW Tech-Innovation Private Equity Fund (*4)	Korea	—	29.85	29.85
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	40.86
WWG Global Real Estate Investment Trust no.4 (*5)	Korea	—	29.55	—
Goduck Gangil10 PFV Co., Ltd. (*1),(*7)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	December 31	79.70	79.63
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Healthcare Fund 2 (*7)	Korea	December 31	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	December 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	December 31	71.43	71.43

F-1
61

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2022	2023
Korea Omega-Shinhan Project Fund I	Korea	December 31	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund	Korea	December 31	41.18	41.18
Aone Mezzanine Opportunity Professional Private (*5)	Korea	—	64.41	—
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	25.91
SH Japan Photovoltaic Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
Kakao-Shinhan 1 st TNYT Fund	Korea	December 31	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	33.57
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	December 31	70.14	70.14
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	32.57
EDNCENTRAL Co., Ltd. (*7)	Korea	December 31	13.47	13.47
Future-Creation Neoplux Venture Capital Fund (*3)	Korea	December 31	16.25	16.25
Gyeonggi-Neoplux Superman Fund	Korea	December 31	21.76	21.76
NewWave 6th Fund	Korea	December 31	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4th	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	20.00	22.22
AION ELFIS PROFESSIONAL PRIVATE 1 (*5)	Korea	—	20.00	—
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business (*5)	Korea	—	29.68	—
Neoplux Market-Frontier Secondary Fund (*3)	Korea	December 31	19.74	19.74
Harvest Private Equity Fund II	Korea	December 31	22.06	22.06
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
SIMONE Mezzanine Fund No.3	Korea	December 31	28.97	28.78
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I	Korea	December 31	36.27	36.74
SW-S Fund (*5)	Korea	—	30.30	—
CL Buyout 1st PEF (*5)	Korea	—	21.43	—

F-1
62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2022	2023
Timefolio The Venture-V second	Korea	December 31	20.73	20.73
Newlake Growth Capital Partners2 PEF (*4)	Korea	—	29.91	29.91
Shinhan Smilegate Global PEF I (*7)	Korea	December 31	14.21	14.21
Genesis Eco No.1 PEF	Korea	December 31	29.00	29.00
SHINHAN-NEO Market-Frontier 2 nd Fund	Korea	December 31	42.70	42.70
NH-Synergy Core Industrial New Technology Fund	Korea	December 31	36.93	36.93
J& Moorim Jade Investment Fund	Korea	December 31	24.89	24.89
Helios-KDBC Digital Contents 1st	Korea	December 31	23.26	23.26
Ulmus SHC innovation investment fund	Korea	December 31	24.04	24.04
Mirae Asset Partners X Private Equity Fund (*4)	Korea	—	35.71	35.71
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	31.47
Curious Finale Corporate Recovery Private Equity Fund (*5)	Korea	—	27.78	—
Fine Value POST IPO No.5 Private Equity Fund	Korea	December 31	40.00	40.00
TI First Property Private Investment Trust 1	Korea	December 31	40.00	40.00
MPLUS Professional Private Real Estate Fund 25	Korea	December 31	41.67	41.67
IBKC Global Contents Investment Fund	Korea	December 31	24.39	24.39
Premier Luminous Private Equity Fund (*5)	Korea	—	25.12	—
Hanyang-Meritz 1 Fund	Korea	December 31	22.58	22.58
Kiwoom-Shinhan Innovation Fund 2	Korea	December 31	42.86	42.86
ETRI Holdings-Shinhan 1 st Unicorn Fund	Korea	December 31	50.00	50.00
Maple Mobility Fund (*4)	Korea	—	20.18	20.18
SJ ESG Innovative Growth Fund	Korea	December 31	28.57	28.57
AVES 1 st Corporate Recovery Private Equity Fund (*6)	Korea	December 31	76.19	76.19
JS Shinhan Private Equity Fund (*3)	Korea	December 31	3.85	3.85
NH Kyobo AI Solution Investment Fund (*5)	Korea	—	26.09	—
Daishin Newgen New Technology Investment Fund 1st (*6)	Korea	December 31	50.60	50.60
META ESG Private Equity Fund I	Korea	December 31	27.40	27.40
SWFV FUND-1 (*5)	Korea	—	40.25	—
PHAROS DK FUND	Korea	December 31	24.14	24.24
Shinhan VC tomorrow venture fund 1	Korea	December 31	39.62	39.62
Highland 2021-8 Fund (*5)	Korea	—	32.67	—
H-IOTA Fund	Korea	December 31	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	December 31	17.57	26.01
Tres-Yujin Trust	Korea	December 31	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	December 31	50.00	50.00
Capstone REITs No.26	Korea	December 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	December 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	December 31	31.03	31.03
KB Oaktree Trust No.3	Korea	December 31	33.33	33.33

F-16
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2022	2023
Daehan No.36 Office Asset Management Company	Korea	December 31	48.05	48.05
Rhinos Premier Mezzanine Private Investment Fund No.1	Korea	December 31	27.93	27.93
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	24.85	24.85
SKS-Yozma Fund No.1	Korea	December 31	29.85	29.85
IBKC-METIS Global Contents Investment Fund (*5)	Korea	—	36.36	—
Keistone Unicorn Private Equity Fund (*4)	Korea	—	28.00	28.00
KB Distribution Private Real Estate 3-1	Korea	December 31	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	December 31	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	December 31	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	December 31	40.00	40.00
Fivetree general private equity fund No.15	Korea	December 31	49.98	49.98
Shinhan-Kunicorn first Fund	Korea	December 31	38.31	38.31
Harvest Fund No.3 (*4)	Korea	—	44.67	44.67
Shinhan-Quantum Startup Fund	Korea	December 31	49.18	49.18
Shinhan Simone Fund I	Korea	December 31	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	December 31	40.00	40.00
Tiger Green alpha Trust No.29 (*6)	Korea	December 31	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	December 31	21.74	21.74
NH-Brain EV Fund	Korea	December 31	25.00	25.00
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1),(*7)	Korea	September 30	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	December 31	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	December 31	22.57	22.57
ShinhanFitrin 1 st Technology Business Investment Association (*3)	Korea	December 31	16.17	16.17
PARATUS No.3 Private Equity Fund (*4)	Korea	—	25.64	25.64
Golden Route 2nd Startup Venture Specialized Private Equity Fund (*4)	Korea	—	22.73	22.73
Koramco Private Real Estate Fund 143	Korea	December 31	30.30	30.30
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	December 31	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	December 31	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	December 31	32.74	32.77
IGEN2022 No.1 private Equity Fund (*4)	Korea	—	27.95	27.95
Cornerstone J&M Fund I	Korea	December 31	26.67	26.67
Logisvalley Shinhan REIT Co., Ltd. (*1)	Korea	September 30	20.27	20.27

F-16
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2022	2023
DA Value-Honest New Technology Investment Fund 1	Korea	December 31	23.66	23.66
KDB Investment Global Healthcare Private Equity Fund I (*4)	Korea	—	24.14	24.14
Shinhan-Ji and Tec Smart Innovation Fund	Korea	December 31	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1 st	Korea	December 31	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	December 31	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	November 30	26.00	26.00
Shinhan Global Active REIT Co.Ltd	Korea	December 31	20.37	20.37
NH-J&-IBKC Label Technology Fund	Korea	December 31	27.81	27.81
Hanyang Time Mezzanine Fund	Korea	December 31	28.57	28.57
IMM Global Venture Opportunity, LP(*5)	Korea	—	35.50	—
Shinhan-isquare Venture PEF 1	Korea	December 31	40.00	40.00
Capstone Develop Frontier Trust	Korea	December 31	21.43	21.43
Nextrade Co., Ltd. (*7)	Korea	December 31	8.00	8.00
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*10)	Korea	—	26.90	62.84
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Korea	December 31	29.00	29.10
Eventus-IBKC LIB Fund	Korea	December 31	21.88	21.88
NH-Daishin-Kyobo healthcare 1 Fund (*4)	Korea	—	25.00	25.00
IBKC-Behigh Fund 1 st	Korea	December 31	29.73	29.73
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund (*4)	Korea	—	24.10	24.10
ON No.1 Private Equity Fund	Korea	December 31	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	December 31	30.12	24.75
IBKCJS New Technology Fund No.1	Korea	December 31	—	29.41
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	December 31	—	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	December 31	—	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*6)	Korea	December 31	—	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	December 31	—	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	December 31	—	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	December 31	—	34.75
Penture K-Content Investment Fund	Korea	December 31	—	21.96
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	December 31	—	30.00

F-16
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2022	2023
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	December 31	—	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	December 31	—	48.39
Shinhan M&A-ESG Fund	Korea	December 31	—	23.33
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –	Korea	December 31	—	28.43
KDBC meta-enter New Technology investment fund	Korea	December 31	—	27.89
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	December 31	—	47.50
Shinhan DS Secondary Investment Fund	Korea	December 31	—	40.00
Shinhan-openwater pre-IPO Investment Trust 1	Korea	December 31	—	50.00
Shinhan-Eco Venture Fund 2nd	Korea	December 31	—	40.00
Heungkuk-Shinhan the 1 st Visionary Technology Investment Trust no. 1	Korea	December 31	—	40.00
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	December 31	—	22.96
Shinhan HB Wellness 1 st Investment Trust	Korea	December 31	—	48.54
Korea real Asset Fund No.3	Korea	December 31	—	28.57
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	December 31	—	31.49
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	December 31	—	22.99
Time Robotics New Technology Investment Trust	Korea	December 31	—	29.86
Ascent-welcome Tehcnology Investment Trust No.2	Korea	December 31	—	27.65
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	December 31	—	96.30
Consus Osansegyo No.2	Korea	December 31	—	50.00
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)	Korea	December 31	—	32.69
Shinhan AIM Private Fund of Fund 9-B	Korea	December 31	—	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	December 31	—	20.75
NH Absolute Project L General Private Investment Trust	Korea	December 31	—	26.03
Paros Kosdaq Venture General Private Investment Trust No. 5 (*6)	Korea	December 31	—	66.65
Happy Pet Life Care New Technology Investment Association No.2	Korea	December 31	—	30.00
Shinhan-Soo Secondary Investment Association (*6)	Korea	December 31	—	77.61

F-16
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

(*1)
The most recent financial statements available are used for the equity method since the financial statements as of December 31, 2023 are not available. Significant trades and events occurred within the period are properly reflected.

(*2)
In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2023. Also, it has been reclassified into the investments in associates.

(*3)	As a managing partner, the Group has a significant influence over the investees.
(*4)	As a limited partner, the Group does not have an ability to participate in policy-making processes to obtain economic benefit from the investees that would allow the Group to control the entity.
(*5)	Excluded from the investments in associates due to full or partial disposal of shares, or loss of significant influence.
(*6)
Although the ownership percentages are more than 50%, the Group applies the equity method accounting as the Group does not have an ability to participate in the financial and operating policy-making process.

(*7)
Although the ownership percentages are less than 20%, the Group applies the equity method accounting since it participates in policy-making processes and therefore can exercise significant influence on investees.

(*8)	The rate of Group’s voting rights is 4.65%.
(*9)
Although the Group has a significant influence with ownership percentage more than 50%, the contribution was classified as investments in associates as the Group is not exposed to variable returns due to the payment guarantee for the entire investment amount.

(*10)	For the year ended December 31, 2023, it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

(b)	Changes in investments in associates for the years ended December 31, 2022 and 2023 are as follows:

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	 ~~W~~ 	44,022	—	(1,774)	(12,079)	—	30,169
Songrim Partners		—	—	—	—	—	—
Partners 4th Growth Investment Fund		13,033	(1,714)	6,917	(4,694)	—	13,542
KTB Newlake Global Healthcare PEF		9,412	(5,832)	729	—	—	4,309
Shinhan-Neoplux Energy Newbiz Fund		16,032	(391)	5,196	—	—	20,837
Shinhan-Albatross tech investment Fund		10,389	(1,800)	3,792	(128)	—	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		—	676	34	—	3,522	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		—	1,471	—	—	255	1,726

F-1
67

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
VOGO Debt Strategy Qualified IV Private	~~W~~	7,179	(1,433)	339	—	—	6,085
Shinhan -Midas Dong-A Secondary Fund		3,951	(1,025)	1,505	—	—	4,431
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,226	—	188	—	—	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		7,761	(8,512)	4,442	—	—	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		5,253	—	(150)	—	(1,142)	3,961
AIP EURO Green Private Real Estate Trust No.3		29,703	(29,008)	(695)	—	—	—
Shinhan Global Healthcare Fund 1 (*1)		—	—	—	—	—	—
KB NA Hickory Private Special Asset Fund		34,376	(1,545)	1,508	—	—	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,492	(464)	208	—	—	19,236
Shinhan EZ General Insurance Co., Ltd. (*2)		3,354	(3,181)	(182)	9	—	—
Hermes Private Investment Equity Fund		9,782	—	(4,220)	—	—	5,562
KDBC-Midas Dong-A Global contents Fund		2,955	—	1,322	—	—	4,277
Shinhan-Nvestor Liquidity Solution Fund		5,338	700	400	—	—	6,438
Shinhan AIM FoF Fund 1-A		9,156	51	903	—	—	10,110
IGIS Global Credit Fund 150-1		5,402	(1,267)	557	—	—	4,692
Partner One Value up I Private Equity Fund		7,891	—	(2,747)	—	—	5,144
Genesis No.1 Private Equity Fund		55,533	408	3,983	—	—	59,924
Korea Omega Project Fund III		4,290	—	(616)	—	—	3,674
Soo Delivery Platform Growth Fund		5,873	(6,093)	220	—	—	—
Genesis North America Power Company No.1 PEF		13,736	(12,629)	7,011	—	—	8,118
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		41,549	12,056	(10,361)	—	—	43,244
MIEL CO., LTD. (*1)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		34,688	5,527	4,606	—	—	44,821

F-16
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
E&Healthcare Investment Fund No.6	~~W~~	6,866	(3,190)	(3,079)	—	—	597
One Shinhan Global Fund 1		3,773	—	(1,183)	—	(642)	1,948
Kiwoom-Shinhan Innovation Fund I		11,731	(1,500)	(790)	—	—	9,441
Daishin-K&T New Technology Investment Fund		7,991	(7,430)	(561)	—	—	—
Midas Asset Global CRE Debt Private Fund No.6		48,305	5,873	2,851	—	—	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		27,471	5,033	(1,880)	—	—	30,624
S H Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		25,204	(912)	200	—	—	24,492
NH-Amundi Global Infrastructure Trust 14		18,301	1,714	960	—	—	20,975
Jarvis Memorial Private Investment Trust 1		10,109	(700)	377	—	—	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,153	(22)	226	—	—	33,357
Milestone Private Real Estate Fund 3		18,544	(201)	728	—	—	19,071
Nomura-Rifa Private Real Estate Investment Trust 31		7,902	(607)	69	—	—	7,364
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		10,236	(5,292)	(1,975)	—	—	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		2,864	—	367	—	—	3,231
Cape IT Fund No.3		10,065	(10,580)	515	—	—	—
FuturePlay-Shinhan Tech Innovation Fund 1		7,149	—	(233)	—	—	6,916
Stonebridge Corporate 1st Fund		2,964	—	658	—	—	3,622
Vogo Realty Partners Private Real Estate Fund V		10,766	(638)	787	—	—	10,915
Korea Credit Bureau		7,695	—	(2,656)	—	—	5,039
Goduck Gangil1 PFV Co., Ltd.		—	—	60	—	—	60
SBC PFV Co., Ltd.		29,586	—	(1,118)	—	—	28,468
NH-amundi global infra private fund 16		52,008	(15,362)	19,565	—	—	56,211
IMM Global Private Equity Fund		118,615	19,045	9,724	—	—	147,384

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
HANA Alternative Eastate Professional Private122	~~W~~	29,489	(28,570)	(919)	—	—	—
SH Corporate Professional Investment Type Private Security Investment Trust No.7		49,899	(50,540)	641	—	—	—
SH BNCT Professional Investment Type Private Special Asset Investment Trust		282,199	(24,838)	5,691	—	—	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		28,312	(6,937)	1,308	—	—	22,683
Sparklabs-Shinhan Opportunity Fund 1		4,640	(826)	817	—	—	4,631
BNW Tech-Innovation Private Equity Fund		5,881	—	(48)	—	—	5,833
IGIS Real-estate Private Investment Trust No.33		13,884	(715)	1,383	—	—	14,552
WWG Global Real Estate Investment Trust no.4		10,644	(659)	346	—	—	10,331
Goduck Gangil10 PFV Co., Ltd.		—	—	3,236	—	—	3,236
Fidelis Global Private Real Estate Trust No.2		19,773	2,183	(11)	—	—	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		49,217	(5,640)	4,850	—	—	48,427
Shinhan Global Healthcare Fund 2 (*1)		—	—	—	—	—	—
Pebblestone CGV Private Real Estate Trust No.1		13,710	(13,971)	261	—	—	—
SH Corporate Professional Investment Type Private Security Investment Trust No.45		173,955	(173,955)	—	—	—	—
Shinhan AIM Real Estate Fund No.2		23,275	3,346	(1,378)	—	—	25,243
Shinhan AIM Real Estate Fund No.1		44,312	(2,176)	2,506	—	—	44,642
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,948	(915)	594	—	—	32,627
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,550	6	(1,260)	—	—	19,296

F-1
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2	~~W~~	18,855	5,114	629	—	—	24,598
Korea Omega-Shinhan Project Fund I		7,244	2,000	778	—	—	10,022
ST-Bonanja Food tech		3,359	(621)	(107)	—	—	2,631
Samsung SRA Real Estate Professional Private 45[FoFs]		12,880	5,279	3,491	—	—	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		31,887	(2,516)	4,041	—	—	33,412
VS Cornerstone Fund		3,410	—	(75)	—	—	3,335
Aone Mezzanine Opportunity Professional Private		9,540	(5,084)	553	—	—	5,009
NH-Amundi US Infrastructure Private Fund2		27,024	2,446	2,471	—	—	31,941
KB Distribution Private Real Estate1		30,694	(30,694)	—	—	—	—
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		13,016	(7,291)	607	—	—	6,332
Kakao-Shinhan 1 st TNYT Fund		14,497	—	6,833	—	—	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		11,593	(8,690)	(300)	—	—	2,603
Pacific Private Placement Real Estate Fund No.40		11,598	(748)	772	—	—	11,622
Mastern Private Real Estate Loan Fund No.2		7,491	(1,359)	255	—	—	6,387
LB Scotland Amazon Fulfillment Center Fund 29		31,268	(2,189)	558	—	—	29,637
JR AMC Hungary Budapest Office Fund 16		12,140	(821)	1,138	—	—	12,457
EDNCENTRAL Co., Ltd. (*1)		—	—	—	—	—	—
Future-Creation Neoplux Venture Capital Fund		3,017	—	1,234	—	—	4,251
Gyeonggi-Neoplux Superman Fund		7,878	(1,195)	(1,216)	—	—	5,467
NewWave 6th Fund		14,455	—	(915)	—	—	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		3,990	(2,490)	(293)	—	—	1,207
Neoplux No.3 Private Equity Fund		22,601	(2)	(2,145)	—	—	20,454
PCC Amberstone Private Equity Fund I		22,790	(2,509)	(1,496)	—	—	18,785

F-1
71

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO POWERLOAN TRUST 4th	~~W~~	45,301	(2,305)	528	—	—	43,524
Mastern Opportunity Seeking Real Estate Fund II		21,317	(6,457)	(150)	—	—	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		4,422	232	(1,088)	—	—	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		4,360	(1,732)	3,081	—	—	5,709
Neoplux Market-Frontier Secondary Fund		11,313	(653)	3,300	—	—	13,960
Harvest Private Equity Fund II		3,481	(159)	(183)	—	—	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		9,684	(146)	1,094	—	—	10,632
KAIM Real-estate Private Investment Trust 20		5,048	(4,176)	315	—	—	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,527	(2,019)	1,219	—	—	6,727
Daishin New Technology Investment Fund 5th		4,439	(844)	(1,165)	—	—	2,430
CSQUARE SNIPER PROFESSIONAL PRIVATE 10		3,247	(3,806)	559	—	—	—
Acurus Hyundai Investment Partners New Technology		4,714	(3,979)	(735)	—	—	—
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-1		63,944	(60,279)	—	(3,665)	—	—
IGIS GLIP Professional Investment Private Real Estate Investment Trust No. 1-2		63,944	(60,279)	—	(3,665)	—	—
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45		14,778	(14,778)	—	—	—	—
SHINHAN-NEO Core Industrial Technology Fund		5,691	3,960	(242)	—	—	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		27,243	(2,559)	340	—	—	25,024
SIMONE Mezzanine Fund No.3		3,054	4	(41)	—	—	3,017
Eum Private Equity Fund No.7		7,873	(86)	1,383	—	—	9,170

F-1
72

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom Private Equity Ant-Man Startup Venture Specialized Private Equity Fund	~~W~~	7,594	(4,870)	(2,724)	—	—	—
Kiwoom Hero No.4 Private Equity Fund		4,305	—	(788)	—	—	3,517
Vogo Canister Professional Trust Private Fund I		41,072	2,103	3,154	—	—	46,329
SW-S Fund		6,724	—	524	—	—	7,248
CL Buyout 1st PEF		13,791	273	(1,222)	—	—	12,842
Timefolio The Venture-V second		4,572	—	(476)	—	—	4,096
Newlake Growth Capital Partners2 PEF		12,921	(177)	(248)	—	—	12,496
Shinhan Smilegate Global PEF I		3,336	(1,828)	2,263	—	—	3,771
Fount Professional Investors Private Investment Trust No.3		5,197	(5,197)	—	—	—	—
Genesis Eco No.1 PEF		11,130	195	93	—	—	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		24,606	8,540	1,274	—	—	34,420
NH-Synergy Core Industrial New Technology Fund		6,437	—	(60)	—	—	6,377
J& Moorim Jade Investment Fund		5,540	(385)	279	—	—	5,434
Helios-KDBC Digital Contents 1st		1,695	1,720	(59)	—	—	3,356
Ulmus SHC innovation investment fund		5,192	—	(306)	—	—	4,886
Mirae Asset Partners X Private Equity Fund		7,858	—	(66)	—	—	7,792
T Core Industrial Technology 1st Venture PEF		4,535	—	(6)	—	—	4,529
Curious Finale Corporate Recovery Private Equity Fund		3,690	(245)	146	—	—	3,591
TI First Property Private Investment Trust 1		3,055	(101)	173	—	—	3,127
MPLUS Professional Private Real Estate Fund 25		3,290	655	286	—	—	4,231
IBKC Global Contents Investment Fund		4,943	—	(391)	—	—	4,552
Nautic Smart No.6 Private Equity Fund		3,974	(3,752)	956	—	—	1,178
Premier Luminous Private Equity Fund		6,991	(2,314)	4,289	—	—	8,966
Hanyang-Meritz 1 Fund		3,483	—	(17)	—	—	3,466

F-17
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KNT 2nd PRIVATE EQUITY FUND	~~W~~	4,157	(3,000)	(207)	—	—	950
Kiwoom-Shinhan Innovation Fund 2		2,677	9,000	(406)	—	—	11,271
Maple Mobility Fund		8,683	91	8,085	—	—	16,859
SJ ESG Innovative Growth Fund		2,998	—	1,199	—	—	4,197
AVES 1 st Corporate Recovery Private Equity Fund		4,736	—	321	—	—	5,057
JS Shinhan Private Equity Fund		5,037	—	(84)	—	—	4,953
NH Kyobo AI Solution Investment Fund		2,973	—	315	—	—	3,288
Daishin Newgen New Technology Investment Fund 1st		12,169	(2,277)	(4,188)	—	—	5,704
META ESG Private Equity Fund I		5,677	—	180	—	—	5,857
SWFV FUND-1		9,646	—	(518)	—	—	9,128
PHAROS DK FUND		3,949	—	(114)	—	—	3,835
Shinhan VC tomorrow venture fund 1		9,042	18,226	(342)	—	—	26,926
Highland 2021-8 Fund		4,899	—	(73)	—	—	4,826
H-IOTA Fund		9,728	(88)	(17)	—	—	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		2,074	4,160	(152)	—	—	6,082
Tres-Yujin Trust		9,995	(546)	555	—	—	10,004
Shinhan-Time mezzanine blind Fund		14,942	—	(1,630)	—	—	13,312
Capstone REITs No.26		4,395	(300)	(243)	—	—	3,852
JB Incheon-Bucheon REITS No.54		4,999	—	(10)	—	—	4,989
Hankook Smart Real Asset Investment Trust No.3		4,342	2,195	456	—	—	6,993
JB Hwaseong-Hadong REITs No.53		4,999	—	(8)	—	—	4,991
KB Oaktree Trust No.3		3,159	5,376	70	—	—	8,605
Daehan No.36 Office Asset Management Company		21,500	(635)	1,193	—	—	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1		3,005	—	(132)	—	—	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		19,903	35,762	1,669	—	—	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,105	(795)	1,261	—	—	40,571
SKS-Yozma Fund No.1		5,945	—	654	—	—	6,599
IBKC-METIS Global Contents Investment Fund		4,000	—	550	—	—	4,550

F-17
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Keistone Unicorn Private Equity Fund	~~W~~	6,300	—	(51)	—	—	6,249
KB Distribution Private Real Estate 3-1		—	24,000	2,651	—	—	26,651
Pacific Private Investment Trust No.49-1		—	28,000	641	—	—	28,641
KIWOOM Real estate private placement fund for normal investors No. 31		—	8,474	84	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		—	5,650	76	—	—	5,726
Fivetree general private equity fund No.15		—	11,995	286	—	—	12,281
Shinhan-Kunicorn first Fund		—	10,000	(169)	—	—	9,831
Harvest Fund No.3		—	13,000	2,854	—	—	15,854
Shinhan Simone Fund I		—	5,000	(204)	—	—	4,796
Korea Investment develop seed Trust No.1		—	9,562	680	—	—	10,242
Tiger Green alpha Trust No.29		—	26,180	626	—	—	26,806
STIC ALT Global II Private Equity Fund		—	10,000	(141)	—	—	9,859
NH-Brain EV Fund		—	13,000	(1,408)	—	—	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd.		—	6,625	(220)	—	—	6,405
Find-Green New Deal 2nd Equity Fund		—	4,549	(41)	—	—	4,508
ShinhanFitrin 1 st Technology Business Investment Association		—	4,850	(413)	—	—	4,437
PARATUS No.3 Private Equity Fund		—	5,000	(64)	—	—	4,936
Golden Route 2nd Startup Venture Specialized Private Equity Fund		—	3,000	3	—	—	3,003
Koramco Private Real Estate Fund 143		—	3,030	—	—	—	3,030
Korea Investment Top Mezzanine Private Real Estate Trust No.1		—	8,884	1,001	—	—	9,885
LB YoungNam Logistics Private Trust No.40		—	9,706	42	—	—	9,748
Shinhan-Cognitive Start-up Fund L.P.		—	9,200	753	—	—	9,953
IGEN2022 No.1 private Equity Fund		—	8,280	765	—	—	9,045
Cornerstone J&M Fund I		—	3,600	(39)	—	—	3,561
Logisvalley Shinhan REIT Co., Ltd.		—	3,880	(60)	(16)	—	3,804

F-17
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KDB Investment Global Healthcare Private Equity Fund I	~~W~~	—	35,000	(532)	—	—	34,468
Korea Investment Green Newdeal Infra Trust No.1		—	5,734	(20)	—	—	5,714
BTS 2nd Private Equity Fund		—	3,934	(162)	—	—	3,772
Shinhan Global Active REIT Co.Ltd.		—	19,900	(678)	—	—	19,222
NH-J&-IBKC Label Technology Fund		—	9,976	(110)	—	—	9,866
IMM Global Venture Opportunity, LP		—	3,115	—	—	—	3,115
Capstone Develop Frontier Trust		—	6,857	—	—	—	6,857
Nextrade Co., Ltd.		—	9,700	—	—	—	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		—	3,000	11	—	—	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		—	4,600	1	—	—	4,601
Eventus-IBKC LIB Fund		—	7,000	(965)	—	—	6,035
NH-Daishin-Kyobo healthcare 1 Fund		—	4,000	(52)	—	—	3,948
IBKC-Behigh Fund 1 st		—	3,300	(32)	—	—	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		—	4,000	(44)	—	—	3,956
ON No.1 Private Equity Fund		—	6,000	(638)	—	—	5,362
Digital New Deal Kappa Private Equity Fund		—	5,000	(54)	—	—	4,946
Others		170,811	50,920	12,090	—	(3,598)	230,223

	~~W~~	2,913,745	(105,125)	121,697	(24,238)	(1,605)	2,904,474

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.
(*2) For the year ended December 31, 2022, it is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance Co., Ltd.

F-17
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	 ~~W~~ 	30,169	—	920	8,183	—	39,272
Partners 4th Growth Investment Fund		13,542	(13,542)	—	—	—	—
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	—	—	—
Shinhan-Neoplux Energy Newbiz Fund		20,837	—	1,521	—	—	22,358
Shinhan-Albatross tech investment Fund		12,253	(1,500)	4,618	128	—	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		4,232	—	377	—	—	4,609
VOGO Debt Strategy Qualified IV Private		6,085	50	397	—	—	6,532
Shinhan -Midas Dong-A Secondary Fund		4,431	—	(130)	—	—	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,414	(864)	1,312	—	—	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	—	1	—	—	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*1)		3,961	—	(136)	—	(3,825)	—
Shinhan Global Healthcare Fund 1 (*1)		—	—	—	—	—	—
KB NA Hickory Private Special Asset Fund		34,339	(11,436)	1,193	—	—	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	482	—	—	18,799
Hermes Private Investment Equity Fund		5,562	(5,562)	—	—	—	—
KDBC-Midas Dong-A Global contents Fund		4,277	—	11	—	—	4,288
Shinhan-Nvestor Liquidity Solution Fund		6,438	(265)	(85)	—	—	6,088
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	1,178	—	—	9,635
IGIS Global Credit Fund 150-1		4,692	(803)	397	—	—	4,286
Partner One Value up I Private Equity Fund		5,144	(5,144)	—	—	—	—
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	—	—	—
Korea Omega Project Fund III		3,674	—	22	—	—	3,696
Genesis North America Power Company No.1 PEF		8,118	(4,384)	2,624	—	—	6,358

F-17
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	~~W~~	43,244	(10,595)	8,115	—	—	40,764
KOREA FINANCE SECURITY CO., LTD		2,411	—	(169)	1,003	—	3,245
MIEL CO., LTD. (*1)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	769	—	—	46,372
Kiwoom-Shinhan Innovation Fund I		9,441	(1,425)	(162)	—	—	7,854
Midas Asset Global CRE Debt Private Fund No.6		57,029	(8,663)	6,515	—	—	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	795	1,744	—	—	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	1,026	—	—	7,254
NH-Amundi Global Infrastructure Trust 14		20,975	(3,086)	839	—	—	18,728
Jarvis Memorial Private Investment Trust 1		9,786	(10,642)	856	—	—	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	(683)	2,591	—	—	35,265
Milestone Private Real Estate Fund 3		19,071	563	(2,019)	—	—	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		7,364	—	(475)	—	—	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	(2,675)	2,844	—	—	3,138
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(3,231)	—	—	—	—
FuturePlay-Shinhan Tech Innovation Fund 1		6,916	—	931	—	—	7,847
Stonebridge Corporate 1st Fund		3,622	—	520	—	—	4,142
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	255	—	—	10,792
Korea Credit Bureau		5,039	(90)	1,789	—	—	6,738
Goduck Gangil1 PFV Co., Ltd.		60	—	120	—	—	180
SBC PFV Co., Ltd.		28,468	3,750	(1,444)	—	—	30,774

F-17
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NH-amundi global infra private fund 16	~~W~~	56,211	(1,299)	(4,260)	—	—	50,652
IMM Global Private Equity Fund		147,384	(147,384)	—	—	—	—
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(32,093)	13,813	—	—	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(5,882)	1,309	—	—	18,110
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	420	—	—	3,914
BNW Tech-Innovation Private Equity Fund		5,833	(5,833)	—	—	—	—
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	1,079	—	—	15,271
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	—	—	—
Goduck Gangil10 PFV Co., Ltd.		3,236	—	1,845	—	—	5,081
Fidelis Global Private Real Estate Trust No.2		21,945	—	(9,925)	—	(11,469)	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(5,864)	6,056	—	—	48,619
Shinhan Global Healthcare Fund 2 (*1)		—	—	—	—	—	—
Shinhan AIM Real Estate Fund No.2		25,243	—	1,435	—	—	26,678
Shinhan AIM Real Estate Fund No.1		44,642	6,586	645	—	—	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(916)	3,070	—	—	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	3	754	—	—	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,618)	536	—	—	17,516
Korea Omega-Shinhan Project Fund I		10,022	—	1,608	—	—	11,630
Samsung SRA Real Estate Professional Private 45[FoFs]		21,650	8,487	1,295	—	—	31,432

9

SHINHAN FINANCIAL GROUP CO., LTD.
AN
D
SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IBK Global New Renewable Energy Special Asset Professional Private2	~~W~~	33,412	(2,303)	1,187	—	—	32,296
VS Cornerstone Fund		3,335	—	(55)	—	—	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	—	—	—
NH-Amundi US Infrastructure Private Fund2		31,941	(4,395)	2,179	—	—	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,360)	341	—	—	2,313
Kakao-Shinhan 1 st TNYT Fund		21,330	—	(1,464)	—	—	19,866
Pacific Private Placement Real Estate Fund No.40		11,622	(748)	750	—	—	11,624
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	332	—	—	3,040
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	3,044	—	—	30,928
JR AMC Hungary Budapest Office Fund 16		12,457	(773)	1,003	—	—	12,687
EDNCENTRAL Co., Ltd. (*1)		—	—	—	—	—	—
Future-Creation Neoplux Venture Capital Fund		4,251	(889)	(682)	—	—	2,680
Gyeonggi-Neoplux Superman Fund		5,467	—	(411)	—	—	5,056
NewWave 6th Fund		13,540	—	176	—	—	13,716
Neoplux No.3 Private Equity Fund		20,454	(4)	(1,469)	—	—	18,981
PCC Amberstone Private Equity Fund I		18,785	(2,425)	898	—	—	17,258
KIAMCO POWERLOAN TRUST 4th		43,524	(2,306)	3,881	—	—	45,099
Mastern Opportunity Seeking Real Estate Fund II		14,710	(4,029)	2,454	—	—	13,135
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	—	—	—
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	—	—	—
Neoplux Market-Frontier Secondary Fund		13,960	(3,673)	140	—	—	10,427
Harvest Private Equity Fund II		3,139	(26)	(135)	—	—	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(145)	(172)	—	—	10,315

F-1
80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KIAMCO Vietnam Solar Special Asset Private Investment Trust	~~W~~	6,727	(220)	329	—	—	6,836
SHINHAN-NEO Core Industrial Technology Fund		9,409	—	4,207	—	—	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(2,542)	874	—	—	23,356
SIMONE Mezzanine Fund No.3		3,017	(1,965)	150	—	—	1,202
Eum Private Equity Fund No.7		9,170	—	(4)	—	—	9,166
Kiwoom Hero No.4 Private Equity Fund		3,517	—	(75)	—	—	3,442
Vogo Canister Professional Trust Private Fund I		46,329	(3,075)	2,617	—	—	45,871
SW-S Fund		7,248	(11,177)	3,929	—	—	—
CL Buyout 1st PEF		12,842	(20,216)	7,374	—	—	—
Timefolio The Venture-V second		4,096	—	1,705	—	—	5,801
Newlake Growth Capital Partners2 PEF		12,496	(12,496)	—	—	—	—
Shinhan Smilegate Global PEF I		3,771	—	30	—	—	3,801
Genesis Eco No.1 PEF		11,418	—	(199)	—	—	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(6,020)	—	—	32,670
NH-Synergy Core Industrial New Technology Fund		6,377	—	62	—	—	6,439
J& Moorim Jade Investment Fund		5,434	(787)	273	—	—	4,920
Helios-KDBC Digital Contents 1st		3,356	(1,457)	357	—	—	2,256
Ulmus SHC innovation investment fund		4,886	—	657	—	—	5,543
Mirae Asset Partners X Private Equity Fund		7,792	(7,792)	—	—	—	—
T Core Industrial Technology 1st Venture PEF		4,529	—	(275)	—	—	4,254
Curious Finale Corporate Recovery Private Equity Fund		3,591	(3,636)	45	—	—	—
Fine Value POST IPO No.5 Private Equity Fund		2,270	—	1,496	—	—	3,766
TI First Property Private Investment Trust 1		3,127	(203)	178	—	—	3,102
MPLUS Professional Private Real Estate Fund 25		4,231	—	(1,873)	—	—	2,358

F-1
81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IBKC Global Contents Investment Fund	~~W~~	4,552	—	149	—	—	4,701
Premier Luminous Private Equity Fund		8,966	(12,439)	3,473	—	—	—
Hanyang-Meritz 1 Fund		3,466	(689)	204	—	—	2,981
Kiwoom-Shinhan Innovation Fund 2		11,271	(4,434)	2,328	—	—	9,165
ETRI Holdings-Shinhan 1 st Unicorn Fund		1,895	1,500	(100)	—	—	3,295
Maple Mobility Fund		16,859	(16,859)	—	—	—	—
SJ ESG Innovative Growth Fund		4,197	—	1	—	—	4,198
AVES 1 st Corporate Recovery Private Equity Fund		5,057	—	(289)	—	—	4,768
JS Shinhan Private Equity Fund		4,953	—	(20)	—	—	4,933
NH Kyobo AI Solution Investment Fund		3,288	(4,138)	850	—	—	—
Daishin Newgen New Technology Investment Fund 1st		5,704	—	378	—	—	6,082
META ESG Private Equity Fund I		5,857	—	(86)	—	—	5,771
SWFV FUND-1		9,128	(9,433)	305	—	—	—
PHAROS DK FUND		3,835	(1,413)	40	—	—	2,462
Shinhan VC tomorrow venture fund 1		26,926	18,258	26	—	—	45,210
Highland 2021-8 Fund		4,826	(5,366)	540	—	—	—
H-IOTA Fund		9,623	(239)	140	—	—	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,579)	—	—	7,427
Tres-Yujin Trust		10,004	—	355	—	—	10,359
Shinhan-Time mezzanine blind Fund		13,312	—	809	—	—	14,121
Capstone REITs No.26		3,852	(300)	2,198	—	—	5,750
JB Incheon-Bucheon REITS No.54		4,989	—	(11)	—	—	4,978
Hankook Smart Real Asset Investment Trust No.3		6,993	—	675	—	—	7,668
JB Hwaseong-Hadong REITs No.53		4,991	—	(8)	—	—	4,983
KB Oaktree Trust No.3		8,605	(771)	834	—	—	8,668
Daehan No.36 Office Asset Management Company		22,058	—	424	—	—	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		2,873	—	183	—	—	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	3,369	2,066	—	—	62,769

F-1
82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	~~W~~	40,571	36	827	—	—	41,434
SKS-Yozma Fund No.1		6,599	(4,140)	996	—	—	3,455
IBKC-METIS Global Contents Investment Fund		4,550	(3,921)	(629)	—	—	—
Keistone Unicorn Private Equity Fund		6,249	(6,249)	—	—	—	—
KB Distribution Private Real Estate 3-1		26,651	—	(675)	—	—	25,976
Pacific Private Investment Trust No.49-1		28,641	—	(1,264)	—	—	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(518)	518	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		5,726	(340)	345	—	—	5,731
Fivetree general private equity fund No.15		12,281	(489)	780	—	—	12,572
Shinhan-Kunicorn first Fund		9,831	—	(205)	—	—	9,626
Harvest Fund No.3		15,854	(15,854)	—	—	—	—
Shinhan-Quantum Startup Fund		1,119	3,000	(133)	—	—	3,986
Shinhan Simone Fund I		4,796	—	41	—	—	4,837
Korea Investment develop seed Trust No.1		10,242	(901)	191	—	—	9,532
Tiger Green alpha Trust No.29		26,806	(588)	2,355	—	—	28,573
STIC ALT Global II Private Equity Fund		9,859	(218)	(137)	—	—	9,504
NH-Brain EV Fund		11,592	—	(467)	—	—	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(272)	—	—	6,583
Leverent-Frontier 4th Venture PEF		2,964	—	330	—	—	3,294
Find-Green New Deal 2nd Equity Fund		4,508	—	(43)	—	—	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	—	82	—	—	4,519
PARATUS No.3 Private Equity Fund		4,936	(4,936)	—	—	—	—
Golden Route 2nd Startup Venture Specialized Private Equity Fund		3,003	(3,003)	—	—	—	—
Koramco Private Real Estate Fund 143		3,030	3,636	1	—	—	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		9,885	(1,169)	1,300	—	—	10,016

F-18
3

SHINHAN FINANCIAL GROUP CO., LTD. AND
SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
LB YoungNam Logistics Private Trust No.40	~~W~~	9,748	(600)	634	—	—	9,782
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	428	—	—	5,329
IGEN2022 No.1 private Equity Fund		9,045	(9,045)	—	—	—	—
Cornerstone J&M Fund I		3,561	—	(73)	—	—	3,488
Logisvalley Shinhan REIT Co., Ltd.		3,804	—	(206)	—	—	3,598
DA Value-Honest New Technology Investment Fund 1		2,663	(1,145)	2,581	—	—	4,099
KDB Investment Global Healthcare Private Equity Fund I		34,468	(34,468)	—	—	—	—
Shinhan-Ji and Tec Smart Innovation Fund		2,587	7,800	(410)	—	—	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	5,400	(208)	—	—	6,968
Korea Investment Green Newdeal Infra Trust No.1		5,714	4,537	6	—	—	10,257
BTS 2nd Private Equity Fund		3,772	2,860	(290)	—	—	6,342
Shinhan Global Active REIT Co.Ltd.		19,222	(69)	(156)	—	—	18,997
NH-J&-IBKC Label Technology Fund		9,866	—	(119)	—	—	9,747
Hanyang Time Mezzanine Fund		3,000	—	12	—	—	3,012
IMM Global Venture Opportunity, LP		3,115	(3,115)	—	—	—	—
Shinhan-isquare Venture PEF 1		497	4,000	(211)	—	—	4,286
Capstone Develop Frontier Trust		6,857	(565)	1,255	—	—	7,547
Nextrade Co., Ltd.		9,700	—	—	—	—	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,011)	—	—	—	—
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	—	234	—	—	4,835
Eventus-IBKC LIB Fund		6,035	—	597	—	—	6,632
NH-Daishin-Kyobo healthcare 1 Fund		3,948	(3,948)	—	—	—	—
IBKC-Behigh Fund 1st		3,268	—	(49)	—	—	3,219
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	(3,956)	—	—	—	—
ON No.1 Private Equity Fund		5,362	—	(41)	—	—	5,321

F-18
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Digital New Deal Kappa Private Equity Fund	~~W~~	4,946	—	(101)	—	—	4,845
IBKCJS New Technology Fund No.1		—	5,000	1,130	—	—	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		—	10,000	(197)	—	—	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		—	11,014	999	—	—	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		—	3,000	171	—	—	3,171
TogetherKorea Private Investment Trust No. 6		—	5,122	148	—	—	5,270
TogetherKorea Private Investment Trust No. 7		—	5,122	148	—	—	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		—	4,000	180	—	—	4,180
Penture K-Content Investment Fund		—	6,000	(378)	—	—	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		—	7,838	131	—	—	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		—	4,740	367	—	—	5,107
Shinhan-timefolio Bio Development Investment Fund		—	6,000	(73)	—	—	5,927
Shinhan M&A-ESG Fund		—	4,354	(185)	—	—	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		—	9,565	1,009	—	—	10,574
KDBC meta-enter New Technology investment fund		—	7,000	(60)	—	—	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		—	4,750	4	—	—	4,754
Shinhan DS Secondary Investment Fund		—	1,815	5,662	—	—	7,477
Shinhan-openwater pre-IPO Investment Trust 1		—	5,000	(27)	—	—	4,973
Shinhan-Eco Venture Fund 2nd		—	3,650	(40)	—	—	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		—	3,200	(46)	—	—	3,154

F-18
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Hantoo Shinhan Lake K-beauty Technology Investment Trust	~~W~~	—	10,000	(31)	—	—	9,969
Shinhan HB Wellness 1st Investment Trust		—	5,000	(8)	—	—	4,992
Korea real Asset Fund No.3		—	9,370	(55)	—	—	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		—	23,900	(769)	—	—	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		—	4,000	536	—	—	4,536
Time Robotics New Technology Investment Trust		—	4,000	(34)	—	—	3,966
Ascent-welcome Tehcnology Investment Trust No.2		—	9,000	(229)	—	—	8,771
Igis General PE Real Estate Investment Trust 517-1		—	52,000	(264)	—	—	51,736
Consus Osansegyo No.2		—	8,000	104	—	—	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		—	8,500	(678)	—	—	7,822
Shinhan AIM Private Fund of Fund 9-B		—	23,036	982	—	—	24,018
Shinhan General Private Real Estate Investment Trust No.3		—	7,721	117	—	—	7,838
NH Absolute Project L General Private Investment Trust		—	4,488	405	—	—	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		—	6,000	(6)	—	—	5,994
Happy Pet Life Care New Technology Investment Association No.2		—	3,000	456	—	—	3,456
Shinhan-Soo Secondary Investment Association		—	5,250	(1)	—	—	5,249
Others		225,498	(39,576)	4,942	424	(289)	190,999

	~~W~~	2,904,474	(331,686)	125,088	9,738	(15,583)	2,692,031

(*1) The Group has stopped recognizing its equity method income or loss due to the carrying amount of ‘0’ resulting from the investees’ cumulative loss.
(*2) For the year ended December 31, 2023 it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

F-18
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

(c)	The statement of financial information as of and for the years ended December 31, 2022 and 2023 are as follows:

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,528,558	2,327,352	47,631	(11,901)	(80,527)	(92,428)
Partners 4th Growth Investment Fund		54,661	496	14,432	27,663	(18,774)	8,889
KTB Newlake Global Healthcare PEF		21,000	55	3,091	2,996	—	2,996
Shinhan-Neoplux Energy Newbiz Fund		66,792	978	3,371	21,618	—	21,618
Shinhan-Albatross tech investment Fund		24,870	363	1,469	10,429	(383)	10,046
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,718	2	14,888	14,888	—	14,888
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,569	6	1,267	1,265	—	1,265
VOGO Debt Strategy Qualified IV Private		30,440	20	3,963	1,691	—	1,691
Shinhan -Midas Dong-A Secondary Fund		8,863	—	3,749	3,011	—	3,011
ShinHan – Soo Young Entrepreneur Investment Fund No.1		18,660	269	1,056	784	—	784
Shinhan Praxis K-Growth Global Private Equity Fund		26,086	4	32,477	31,394	—	31,394
Kiwoom Milestone Professional Private Real Estate Trust 19		46,585	38,663	2,605	(2,584)	—	(2,584)
Shinhan Global Healthcare Fund 1		40	4,558	—	(1,406)	—	(1,406)
KB NA Hickory Private Special Asset Fund		91,617	45	17,394	8,543	—	8,543
Koramco Europe Core Private Placement Real Estate Fund No.2-2		45,492	1,798	7,431	574	—	574
Hermes Private Investment Equity Fund		19,078	7	—	(14,465)	—	(14,465)
KDBC-Midas Dong-A Global contents Fund		18,412	19	7,110	5,689	—	5,689
Shinhan-Nvestor Liquidity Solution Fund		26,085	249	2,297	1,607	—	1,607
Shinhan AIM FoF Fund 1-A		40,471	27	16,497	3,617	—	3,617
IGIS Global Credit Fund 150-1		18,779	14	5,436	2,223	—	2,223

F-18
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Partner One Value up I Private Equity Fund	~~W~~	18,496	68	1,281	(9,798)	—	(9,798)
Genesis No.1 Private Equity Fund		262,825	2	19,226	17,898	—	17,898
Korea Omega Project Fund III		15,610	—	—	(2,624)	—	(2,624)
Genesis North America Power Company No.1 PEF		20,898	138	20,864	20,155	—	20,155
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		185,777	444	—	(44,452)	—	(44,452)
MIEL CO., LTD.		422	565	36	(1)	—	(1)
AIP Transportation Specialized Privately Placed Fund Trust #1		125,545	86	7,398	(3,978)	—	(3,978)
E&Healthcare Investment Fund No.6		2,839	—	3,243	(14,623)	—	(14,623)
One Shinhan Global Fund 1		9,575	80	—	(6,263)	—	(6,263)
Kiwoom-Shinhan Innovation Fund I		19,130	249	1,545	(1,581)	—	(1,581)
Midas Asset Global CRE Debt Private Fund No.6		139,200	662	10,515	6,925	—	6,925
Samchully Midstream Private Placement Special Asset Fund 5-4		71,399	47	16,238	(4,512)	—	(4,512)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		122,479	23	4,534	1,007	—	1,007
NH-Amundi Global Infrastructure Trust 14		69,933	14	14,823	3,201	—	3,201
Jarvis Memorial Private Investment Trust 1		9,887	4	384	380	—	380
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,618	20	15,784	379	—	379
Milestone Private Real Estate Fund 3		59,697	212	1,865	(4,045)	—	(4,045)
Nomura-Rifa Private Real Estate Investment Trust 31		95,314	71,795	13,708	108	—	108
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,967	6	2,226	(9,585)	—	(9,585)
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		11,446	6	1,527	1,333	—	1,333
FuturePlay-Shinhan Tech Innovation Fund 1		13,832	—	2	(465)	—	(465)
Stonebridge Corporate 1st Fund		8,211	—	1,575	1,493	—	1,493

F-18
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Vogo Realty Partners Private Real Estate Fund V	~~W~~	50,529	83	3,851	3,637	—	3,637
Korea Credit Bureau		144,765	88,766	141,445	(29,498)	—	(29,498)
Goduck Gangil1 PFV Co., Ltd.		212,608	206,893	187,295	21,478	—	21,478
SBC PFV Co., Ltd.		424,242	290,391	—	(4,471)	—	(4,471)
NH-amundi global infra private fund 16		112,489	66	32,982	22,026	—	22,026
IMM Global Private Equity Fund		451,407	4,821	25,234	(48,679)	—	(48,679)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		362,896	66	10,788	(18,077)	—	(18,077)
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		43,941	552	25,185	2,665	—	2,665
Sparklabs-Shinhan Opportunity Fund 1		9,356	—	1,951	1,652	—	1,652
BNW Tech-Innovation Private Equity Fund		20,303	763	92	(161)	—	(161)
IGIS Real-estate Private Investment Trust No.33		89,582	53,964	5,202	3,387	—	3,387
WWG Global Real Estate Investment Trust no.4		34,970	11	4,402	1,169	—	1,169
Goduck Gangil10 PFV Co., Ltd.		179,923	163,660	210,961	24,625	—	24,625
Fidelis Global Private Real Estate Trust No.2		30,217	32	—	(821)	—	(821)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		169,704	969	17,932	13,514	—	13,514
Shinhan Global Healthcare Fund 2		32	192	1	(75)	—	(75)
Shinhan AIM Real Estate Fund No.2		84,946	806	10,262	(4,595)	—	(4,595)
Shinhan AIM Real Estate Fund No.1		239,734	27,259	15,006	11,925	—	11,925
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		148,236	75	4,456	2,688	—	2,688
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		66,408	301	655	(4,315)	—	(4,315)
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		34,479	42	4,149	2,310	—	2,310

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Korea Omega-Shinhan Project Fund I	~~W~~	20,043	—	1,776	1,555	—	1,555
ST-Bonanja Food tech		6,775	—	202	(275)	—	(275)
Samsung SRA Real Estate Professional Private 45		93,284	7,161	5,721	(7,106)	—	(7,106)
IBK Global New Renewable Energy Special Asset Professional Private2		115,311	41	8,791	8,504	—	8,504
VS Cornerstone Fund		8,098	—	1	(131)	—	(131)
Aone Mezzanine Opportunity Professional Private		8,006	229	992	729	—	729
NH-Amundi US Infrastructure Private Fund2		123,363	72	32,302	9,571	—	9,571
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		21,202	99	6,709	2,901	—	2,901
Kakao-Shinhan 1st TNYT Fund		44,003	134	14,778	14,054	—	14,054
IMM Special Situation 1-2 PRIVATE EQUITY FUND		13,058	39	6,499	(1,494)	—	(1,494)
Pacific Private Placement Real Estate Fund No.40		145,569	98,572	4,155	3,122	—	3,122
Mastern Private Real Estate Loan Fund No.2		19,200	175	919	759	—	759
LB Scotland Amazon Fulfillment Center Fund 29		42,291	39	2,226	795	—	795
JR AMC Hungary Budapest Office Fund 16		38,247	—	3,493	3,493	—	3,493
EDNCENTRAL Co., Ltd.		114,856	138,293	1,193	(9,338)	—	(9,338)
Future-Creation Neoplux Venture Capital Fund		30,109	3,949	13,584	7,591	—	7,591
Gyeonggi-Neoplux Superman Fund		25,739	623	12,768	(5,587)	—	(5,587)
NewWave 6th Fund		45,981	849	2,167	(3,053)	—	(3,053)
KTC-NP Growth Champ 2011-2 Private Equity Fund		27,070	5,349	463	(5,288)	—	(5,288)
Neoplux No.3 Private Equity Fund		207,723	3,194	10,686	(21,454)	—	(21,454)
PCC Amberstone Private Equity Fund I		89,577	2,892	9,177	(10,097)	—	(10,097)
KIAMCO POWERLOAN TRUST 4th		91,908	24	5,024	1,117	—	1,117
Mastern Opportunity Seeking Real Estate Fund II		73,584	40	13,201	(2,950)	—	(2,950)
AION ELFIS PROFESSIONAL PRIVATE 1		17,833	2	395	(4,280)	—	(4,280)
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		19,257	22	10,655	10,381	—	10,381

F-1
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Neoplux Market-Frontier Secondary Fund	~~W~~	71,633	904	29,131	16,720	—	16,720
Harvest Private Equity Fund II		14,387	157	119	(831)	—	(831)
Synergy Green New Deal 1st New Technology Business Investment Fund		37,743	—	4,283	3,883	—	3,883
KAIM Real-estate Private Investment Trust 20		3,089	—	820	820	—	820
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,473	18	5,271	2,438	—	2,438
Daishin New Technology Investment Fund 5th		10,384	15	227	107	—	107
SHINHAN-NEO Core Industrial Technology Fund		19,037	124	136	(486)	—	(486)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		83,453	36	3,580	1,158	—	1,158
SIMONE Mezzanine Fund No.3		10,427	8	120	(129)	—	(129)
Eum Private Equity Fund No.7		43,679	6	7,116	6,587	—	6,587
Kiwoom Hero No.4 Private Equity Fund		16,731	26	399	191	(3,936)	(3,745)
Vogo Canister Professional Trust Private Fund I		127,808	61	22,709	8,743	—	8,743
SW-S Fund		23,919	—	1,978	1,728	—	1,728
CL Buyout 1st PEF		60,144	214	1	(5,704)	—	(5,704)
Timefolio The Venture-V second		19,764	—	—	(2,296)	—	(2,296)
Newlake Growth Capital Partners2 PEF		42,358	592	—	(829)	—	(829)
Shinhan Smilegate Global PEF I		28,792	—	6,610	6,118	—	6,118
Genesis Eco No.1 PEF		39,363	4	657	1,400	—	1,400
SHINHAN-NEO Market-Frontier 2nd Fund		81,123	513	8,166	2,985	—	2,985
NH-Synergy Core Industrial New Technology Fund		17,269	—	—	100	—	100
J& Moorim Jade Investment Fund		21,837	1	1,134	969	—	969
Helios-KDBC Digital Contents 1st		14,518	87	3,529	3,272	—	3,272
Ulmus SHC innovation investment fund		20,326	—	1	(1,275)	—	(1,275)
Mirae Asset Partners X Private Equity Fund		21,850	33	2	(185)	—	(185)

F-1
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
T Core Industrial Technology 1st Venture PEF	~~W~~	14,405	12	208	(20)	—	(20)
Curious Finale Corporate Recovery Private Equity Fund		12,986	61	946	522	—	522
TI First Property Private Investment Trust 1		7,817	—	432	432	—	432
MPLUS Professional Private Real Estate Fund 25		12,395	2,242	686	686	—	686
IBKC Global Contents Investment Fund		18,739	78	—	(1,603)	—	(1,603)
Nautic Smart No.6 Private Equity Fund		3,212	91	2,718	2,531	—	2,531
Premier Luminous Private Equity Fund		35,763	63	10,762	10,534	—	10,534
Hanyang-Meritz 1 Fund		15,348	—	41	(74)	—	(74)
KNT 2nd PRIVATE EQUITY FUND		5,182	5	6,186	5,983	—	5,983
Kiwoom-Shinhan Innovation Fund 2		26,475	176	16	(947)	—	(947)
Maple Mobility Fund		83,540	1	40,442	40,066	—	40,066
SJ ESG Innovative Growth Fund		14,689	—	4,319	4,195	—	4,195
AVES 1st Corporate Recovery Private Equity Fund		6,641	3	431	422	—	422
JS Shinhan Private Equity Fund		128,728	1	12	(2,098)	—	(2,098)
NH Kyobo AI Solution Investment Fund		12,601	—	2,182	2,002	—	2,002
Daishin Newgen New Technology Investment Fund 1st		11,298	25	184	38	(8,314)	(8,276)
META ESG Private Equity Fund I		21,380	—	2	(341)	—	(341)
SWFV FUND-1		22,678	—	—	(1,287)	—	(1,287)
PHAROS DK FUND		15,918	32	—	(403)	—	(403)
Shinhan VC tomorrow venture fund 1		68,808	850	2,775	(645)	—	(645)
Highland 2021-8 Fund		14,924	154	—	(228)	—	(228)
H-IOTA Fund		38,933	149	356	(64)	—	(64)
Stonebridge-Shinhan Unicorn Secondary Fund		34,621	—	3	(866)	—	(866)
Tres-Yujin Trust		20,010	3	1,114	1,111	—	1,111
Shinhan-Time mezzanine blind Fund		26,625	—	42	(3,260)	—	(3,260)
Capstone REITs No.26		16,709	9,006	—	(486)	—	(486)
JB Incheon-Bucheon REITS No.54		12,695	5	2	(26)	—	(26)
Hankook Smart Real Asset Investment Trust No.3		21,085	105	1,408	1,368	—	1,368
JB Hwaseong-Hadong REITs No.53		16,090	6	2	(27)	—	(27)
KB Oaktree Trust No.3		25,822	8	3,266	210	—	210

F-1
92

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Daehan No.36 Office Asset Management Company	~~W~~	141,037	96,073	5,231	2,047	—	2,047
Rhinos Premier Mezzanine Private Investment Fund No.1		2,880	7	1,137	1,073	—	1,073
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		192,904	53	11,005	5,638	—	5,638
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		163,349	82	5,679	5,076	—	5,076
SKS-Yozma Fund No.1		22,110	—	2,505	2,196	—	2,196
IBKC-METIS Global Contents Investment Fund		12,513	—	1	1,513	—	1,513
Keistone Unicorn Private Equity Fund		22,318	—	—	(176)	—	(176)
KB Distribution Private Real Estate 3-1		71,093	24	85	14	—	14
Pacific Private Investment Trust No.49-1		36,126	—	—	(23)	—	(23)
KIWOOM Real estate private placement fund for normal investors No. 31		14,278	14	435	260	—	260
RIFA Real estate private placement fund for normal investoes No. 51		14,343	28	218	170	—	170
Fivetree general private equity fund No.15		24,606	33	2,003	1,920	—	1,920
Shinhan-Kunicorn first Fund		25,658	—	10	(442)	—	(442)
Harvest Fund No.3		35,577	89	6,855	6,388	—	6,388
Shinhan Simone Fund I		12,468	—	24	(532)	—	(532)
Korea Investment develop seed Trust No.1		26,334	730	1,806	1,702	—	1,702
Tiger Green alpha Trust No.29		28,200	54	1,431	658	—	658
STIC ALT Global II Private Equity Fund		45,480	130	2	(649)	—	(649)
NH-Brain EV Fund		46,369	—	2	(5,631)	—	(5,631)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		42,665	43	—	(1,466)	—	(1,466)
Find-Green New Deal 2nd Equity Fund		19,969	—	26	(181)	—	(181)
ShinhanFitrin 1st Technology Business Investment Association		27,520	76	1	(2,556)	—	(2,556)
PARATUS No.3 Private Equity Fund		19,372	123	—	(250)	—	(250)

F-19
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	13,272	58	73	14	—	14
Koramco Private Real Estate Fund 143		10,006	6	4	—	—	—
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,126	649	4,554	4,499	—	4,499
LB YoungNam Logistics Private Trust No.40		39,001	9	191	169	—	169
Shinhan-Cognitive Start-up Fund L.P.		30,744	386	899	384	—	384
IGEN2022 No.1 private Equity Fund		32,483	122	3,166	2,737	—	2,737
Cornerstone J&M Fund I		13,355	2	1	(147)	—	(147)
Logisvalley Shinhan REIT Co., Ltd.		79,248	55,619	1,000	(296)	—	(296)
KDB Investment Global Healthcare Private Equity Fund I		143,070	276	—	(2,206)	—	(2,206)
Korea Investment Green Newdeal Infra Trust No.1		20,438	7	—	(70)	—	(70)
BTS 2 nd Private Equity Fund		15,018	513	1	(625)	—	(625)
Shinhan Global Active REIT Co.Ltd.		192,742	98,372	—	(1,703)	—	(1,703)
NH-J&-IBKC Label Technology Fund		35,481	4	2	(123)	—	(123)
IMM Global Venture Opportunity, LP		8,775	—	—	—	—	—
Capstone Develop Frontier Trust		32,000	—	—	—	—	—
Nextrade Co., Ltd.		141,561	140	—	(2,323)	—	(2,323)
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		11,196	2	72	49	—	49
SH 1.5years Maturity Investment Type Security Investment Trust No.2		15,865	—	4	4	—	4
Eventus-IBKC LIB Fund		27,617	27	6	(4,409)	—	(4,409)
NH-Daishin-Kyobo healthcare 1 Fund		15,792	—	17	(208)	—	(208)
IBKC-Behigh Fund 1st		10,992	—	1	(108)	—	(108)
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		16,569	150	1	(181)	—	(181)
ON No.1 Private Equity Fund		18,767	—	—	(2,233)	—	(2,233)
Digital New Deal Kappa Private Equity Fund		16,569	149	1	(180)	—	(180)

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

F-19
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,937,652	2,675,629	49,330	(17,674)	54,555	36,881
Shinhan-Neoplux Energy Newbiz Fund		72,503	1,883	10,434	4,802	—	4,802
Shinhan-Albatross tech investment Fund		31,296	295	10,919	9,109	383	9,492
KCGI-SingA330-A Private Special Asset Investment Trust		19,299	1	1,579	1,578	—	1,578
VOGO Debt Strategy Qualified IV Private		32,674	15	4,003	1,987	—	1,987
Shinhan -Midas Dong-A Secondary Fund		8,603	—	—	(259)	—	(259)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,511	252	5,702	5,467	—	5,467
Shinhan Praxis K-Growth Global Private Equity Fund		26,097	1	5	2	—	2
Kiwoom Milestone Professional Private Real Estate Trust 19		—	38,867	756	(311)	—	(311)
Shinhan Global Healthcare Fund 1		39	3,507	—	(1)	—	(1)
KB NA Hickory Private Special Asset Fund		64,327	70	4,636	(9,995)	—	(9,995)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,606	1,899	1,255	(2,601)	—	(2,601)
KDBC-Midas Dong-A Global contents Fund		18,500	62	71	45	—	45
Shinhan-Nvestor Liquidity Solution Fund		24,720	289	173	(342)	—	(342)
Shinhan AIM FoF Fund 1-A		38,571	29	12,279	4,713	—	4,713
IGIS Global Credit Fund 150-1		17,155	12	2,224	1,586	—	1,586
Korea Omega Project Fund III		15,709	—	148	95	—	95
Genesis North America Power Company No.1 PEF		15,989	1,487	2,904	2,523	—	2,523
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,702	—	42,498	34,779	—	34,779
KOREA FINANCE SECURITY CO., LTD		36,392	14,629	48,995	(1,136)	—	(1,136)
MIEL CO., LTD.		422	565	36	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		130,174	373	4,237	(38,058)	—	(38,058)
Kiwoom-Shinhan Innovation Fund I		16,081	373	1,531	(325)	—	(325)

F-19
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Midas Asset Global CRE Debt Private Fund No.6	~~W~~	138,202	1,352	18,827	15,828	—	15,828
Samchully Midstream Private Placement Special Asset Fund 5-4		77,296	28	15,914	4,186	—	4,186
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,283	10	5,351	5,130	—	5,130
NH-Amundi Global Infrastructure Trust 14		62,431	2	10,567	2,796	—	2,796
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		58,814	38	12,899	4,319	—	4,319
Milestone Private Real Estate Fund 3		54,945	—	5,117	(7,989)	—	(7,989)
Nomura-Rifa Private Real Estate Investment Trust 31		93,950	71,946	1,882	(192)	—	(192)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,760	6	17,929	13,371	—	13,371
FuturePlay-Shinhan Tech Innovation Fund 1		15,922	227	2,392	1,861	—	1,861
Stonebridge Corporate 1st Fund		9,390	—	1,262	1,179	—	1,179
Vogo Realty Partners Private Real Estate Fund V		49,968	86	4,879	1,179	—	1,179
Korea Credit Bureau		129,155	54,287	160,189	19,880	—	19,880
Goduck Gangil1 PFV Co., Ltd.		209,615	192,311	340,451	11,493	—	11,493
SBC PFV Co., Ltd.		472,860	309,802	—	(5,733)	—	(5,733)
NH-amundi global infra private fund 16		102,499	1,195	291	(10,397)	—	(10,397)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,617	—	32,744	19,052	—	19,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		35,359	716	29,833	2,504	—	2,504
Sparklabs-Shinhan Opportunity Fund 1		7,916	9	1,834	848	—	848
IGIS Real-estate Private Investment Trust No.33		91,806	54,428	15,927	2,642	—	2,642
Goduck Gangil10 PFV Co., Ltd.		129,399	103,864	158,905	9,272	—	9,272
Fidelis Global Private Real Estate Trust No.2		745	52	—	(9)	—	(9)

F-19
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	~~W~~	170,567	1,159	1,097	37	—	37
Shinhan Global Healthcare Fund 2		31	183	1	(2)	—	(2)
Shinhan AIM Real Estate Fund No.2		90,066	1,140	19,579	4,783	—	4,783
Shinhan AIM Real Estate Fund No.1		247,193	296	89,979	3,070	—	3,070
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		158,010	55	18,673	13,942	—	13,942
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		69,059	361	2,753	2,583	—	2,583
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,554	31	2,926	750	—	750
Korea Omega-Shinhan Project Fund I		23,261	—	3,356	3,216	—	3,216
Samsung SRA Real Estate Professional Private 45		128,943	3,215	13	(44)	—	(44)
IBK Global New Renewable Energy Special Asset Professional Private2		111,460	36	16,458	(9,724)	—	(9,724)
VS Cornerstone Fund		8,094	127	—	(133)	—	(133)
NH-Amundi US Infrastructure Private Fund2		114,783	45	60,166	8,411	—	8,411
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,797	85	9,439	1,137	—	1,137
Kakao-Shinhan 1st TNYT Fund		40,992	134	77	(3,012)	—	(3,012)
Pacific Private Placement Real Estate Fund No.40		145,871	98,869	4,152	3,031	—	3,031
Mastern Private Real Estate Loan Fund No.2		9,081	24	1,049	989	—	989
LB Scotland Amazon Fulfillment Center Fund 29		44,187	93	7,071	4,339	—	4,339
JR AMC Hungary Budapest Office Fund 16		40,697	1,742	8,394	3,081	—	3,081

F-19
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
EDNCENTRAL Co., Ltd.	~~W~~	120,947	163,105	657	(18,592)	—	(18,592)
Future-Creation Neoplux Venture Capital Fund		20,097	3,601	6,093	(4,198)	—	(4,198)
Gyeonggi-Neoplux Superman Fund		24,409	1,174	2,874	(1,889)	—	(1,889)
NewWave 6th Fund		46,704	984	5,322	585	—	585
Neoplux No.3 Private Equity Fund		195,669	5,877	24,125	(14,695)	—	(14,695)
PCC Amberstone Private Equity Fund I		82,150	2,509	13,537	4,144	—	4,144
KIAMCO POWERLOAN TRUST 4th		95,224	15	8,657	8,193	—	8,193
Mastern Opportunity Seeking Real Estate Fund II		59,113	—	11,061	11,043	—	11,043
Neoplux Market-Frontier Secondary Fund		53,425	597	17,711	708	—	708
Harvest Private Equity Fund II		13,718	217	119	(613)	—	(613)
Synergy Green New Deal 1st New Technology Business Investment Fund		36,618	—	764	(610)	—	(610)
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,693	21	2,644	658	—	658
SHINHAN-NEO Core Industrial Technology Fund		27,494	123	8,970	8,456	—	8,456
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,888	34	3,376	2,913	—	2,913
SIMONE Mezzanine Fund No.3		4,179	3	2,625	521	—	521
Eum Private Equity Fund No.7		43,658	6	632	(19)	—	(19)
Kiwoom Hero No.4 Private Equity Fund		16,580	228	356	(356)	—	(356)
Vogo Canister Professional Trust Private Fund I		249,535	124,697	19,630	7,122	—	7,122
Timefolio The Venture-V second		28,125	135	8,764	8,226	—	8,226
Shinhan Smilegate Global PEF I		30,053	3,305	14	(477)	—	(477)
Genesis Eco No.1 PEF		38,676	—	1	(686)	—	(686)
SHINHAN-NEO Market-Frontier 2nd Fund		78,108	1,596	4,660	(14,099)	—	(14,099)
NH-Synergy Core Industrial New Technology Fund		17,437	—	1,813	168	—	168
J& Moorim Jade Investment Fund		19,829	57	1,054	1,097	—	1,097
Helios-KDBC Digital Contents 1st		9,785	85	19	1,535	—	1,535
Ulmus SHC innovation investment fund		23,060	—	2,967	2,734	—	2,734

F-19
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
T Core Industrial Technology 1st Venture PEF	~~W~~	13,541	22	216	(874)	—	(874)
Fine Value POST IPO No.5 Private Equity Fund		9,441	26	3,921	3,740	—	3,740
TI First Property Private Investment Trust 1		7,773	17	1,353	445	—	445
MPLUS Professional Private Real Estate Fund 25		11,946	6,286	—	(4,495)	—	(4,495)
IBKC Global Contents Investment Fund		19,634	359	1,127	611	—	611
Hanyang-Meritz 1 Fund		13,202	—	1,093	903	—	903
Kiwoom-Shinhan Innovation Fund 2		21,555	170	5,952	5,431	—	5,431
ETRI Holdings-Shinhan 1st Unicorn Fund		6,590	—	6	(199)	—	(199)
SJ ESG Innovative Growth Fund		14,693	—	127	4	—	4
AVES 1st Corporate Recovery Private Equity Fund		6,331	72	—	(380)	—	(380)
JS Shinhan Private Equity Fund		123,099	—	8	(1,470)	—	(1,470)
Daishin Newgen New Technology Investment Fund 1st		12,044	25	907	747	—	747
META ESG Private Equity Fund I		21,063	—	31	(314)	—	(314)
PHAROS DK FUND		10,179	21	838	165	—	165
Shinhan VC tomorrow venture fund 1		114,834	730	3,462	147	—	147
H-IOTA Fund		38,721	338	966	564	—	564
Stonebridge-Shinhan Unicorn Secondary Fund		28,551	—	3	(6,069)	—	(6,069)
Tres-Yujin Trust		20,820	102	712	710	—	710
Shinhan-Time mezzanine blind Fund		28,243	—	2,237	1,617	—	1,617
Capstone REITs No.26		46,661	35,161	9,371	4,395	—	4,395
JB Incheon-Bucheon REITS No.54		12,667	5	—	(27)	—	(27)
Hankook Smart Real Asset Investment Trust No.3		23,032	26	2,052	2,026	—	2,026
JB Hwaseong-Hadong REITs No.53		16,065	5	1	(27)	—	(27)
KB Oaktree Trust No.3		26,012	8	6,097	2,502	—	2,502
Daehan No.36 Office Asset Management Company		153,846	107,055	6,232	882	—	882
Rhinos Premier Mezzanine Private Investment Fund No.1		10,965	20	98	83	—	83

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	~~W~~	211,192	59	11,320	6,949	—	6,949
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		166,822	84	8,934	3,328	—	3,328
SKS-Yozma Fund No.1		12,315	740	4,529	3,337	—	3,337
KB Distribution Private Real Estate 3-1		69,558	289	67	42	—	42
Pacific Private Investment Trust No.49-1		40,024	5,491	—	(437)	—	(437)
KIWOOM Real estate private placement fund for normal investors No. 31		14,278	14	—	(16)	—	(16)
RIFA Real estate private placement fund for normal investoes No. 51		14,358	29	1	(16)	—	(16)
Fivetree general private equity fund No.15		25,184	29	817	788	—	788
Shinhan-Kunicorn first Fund		25,126	—	9	(534)	—	(534)
Shinhan-Quantum Startup Fund		8,105	—	40	(270)	—	(270)
Shinhan Simone Fund I		12,582	4	311	107	—	107
Korea Investment develop seed Trust No.1		24,168	338	582	478	—	478
Tiger Green alpha Trust No.29		30,054	51	2,634	2,473	—	2,473
STIC ALT Global II Private Equity Fund		43,848	130	5	(630)	—	(630)
NH-Brain EV Fund		44,499	—	4	(1,868)	—	(1,868)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		43,817	8	—	(1,809)	—	(1,809)
Leverent-Frontier 4th Venture PEF		13,792	—	1,530	1,380	—	1,380
Find-Green New Deal 2nd Equity Fund		19,779	—	2	(190)	—	(190)
ShinhanFitrin 1st Technology Business Investment Association		28,025	73	3,160	2,758	—	2,758
Koramco Private Real Estate Fund 143		22,026	23	11	2	—	2
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,815	740	5,900	5,849	—	5,849
LB YoungNam Logistics Private Trust No.40		39,139	10	2,561	2,538	—	2,538
Shinhan-Cognitive Start-up Fund L.P.		16,518	254	2,557	2,197	—	2,197
Cornerstone J&M Fund I		13,129	47	3	(274)	—	(274)

F-
200

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Logisvalley Shinhan REIT Co., Ltd.	~~W~~	78,925	56,307	4,840	(1,017)	—	(1,017)
DA Value-Honest New Technology Investment Fund 1		17,329	—	10,911	10,910	—	10,910
Shinhan-Ji and Tec Smart Innovation Fund		19,954	—	21	(820)	—	(820)
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		14,318	382	6	(416)	—	(416)
Korea Investment Green Newdeal Infra Trust No.1		36,689	21	52	21	—	21
BTS 2nd Private Equity Fund		25,136	742	101	(1,116)	—	(1,116)
Shinhan Global Active REIT Co.Ltd.		191,211	97,944	—	(766)	—	(766)
NH-J&-IBKC Label Technology Fund		35,347	294	13	(428)	—	(428)
Hanyang Time Mezzanine Fund		10,543	—	127	43	—	43
Shinhan-isquare Venture PEF 1		10,741	25	3	(528)	—	(528)
Capstone Develop Frontier Trust		35,305	83	5,942	5,859	—	5,859
Nextrade Co., Ltd.		140,424	19,174	6,626	(8,432)	—	(8,432)
SH 1.5years Maturity Investment Type Security Investment Trust No.2		17,814	1,200	908	798	—	798
Eventus-IBKC LIB Fund		30,326	8	3,215	2,729	—	2,729
IBKC-Behigh Fund 1st		10,829	—	31	(165)	—	(165)
ON No.1 Private Equity Fund		18,625	—	125	(144)	—	(144)
Digital New Deal Kappa Private Equity Fund		19,576	—	1	(408)	—	(408)
IBKCJS New Technology Fund No.1		20,842	—	4,123	3,842	—	3,842
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		47,055	—	3	(945)	—	(945)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,082	35	5,917	3,496	—	3,496
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,248	19	247	228	—	228
TogetherKorea Private Investment Trust No. 6		5,273	1	223	218	—	218
TogetherKorea Private Investment Trust No. 7		5,273	1	223	218	—	218

F-
201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Kiwoom Core Industrial Technology Investment Fund No.3	~~W~~	12,058	29	592	518	—	518
Penture K-Content Investment Fund		25,938	338	196	(1,721)	—	(1,721)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		26,684	121	785	438	—	438
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,806	15	1,007	992	—	992
Shinhan-timefolio Bio Development Investment Fund		12,420	170	23	(150)	—	(150)
Shinhan M&A-ESG Fund		18,154	285	31	(791)	—	(791)
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		37,231	41	3,710	3,548	—	3,548
KDBC meta-enter New Technology investment fund		24,889	2	—	(215)	—	(215)
Shinhan Time Secondary Blind New Technology Investment Trust		10,009	—	50	9	—	9
Shinhan DS Secondary Investment Fund		18,709	15	14,179	14,156	—	14,156
Shinhan-openwater pre-IPO Investment Trust 1		9,947	—	2	(55)	—	(55)
Shinhan-Eco Venture Fund 2nd		9,067	42	1	(100)	—	(100)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		7,885	—	65	(115)	—	(115)
Hantoo Shinhan Lake K-beauty Technology Investment Trust		43,417	—	1	(133)	—	(133)
Shinhan HB Wellness 1st Investment Trust		10,285	—	17	(17)	—	(17)
Korea real Asset Fund No.3		32,625	20	170	(193)	—	(193)
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		278,662	205,204	3,943	(650)	—	(650)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		20,175	444	2,875	2,331	—	2,331
Time Robotics New Technology Investment Trust		13,284	—	—	(114)	—	(114)

F-
20
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Ascent-welcome Tehcnology Investment Trust No.2	~~W~~	31,722	—	2	(828)	—	(828)
Igis General PE Real Estate Investment Trust 517-1		54,015	289	—	(274)	—	(274)
Consus Osansegyo No.2		16,209	—	24	22	—	22
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		123,657	99,729	1,285	(2,073)	—	(2,073)
Shinhan AIM Private Fund of Fund 9-B		96,124	51	9,992	3,928	—	3,928
Shinhan General Private Real Estate Investment Trust No.3		38,175	410	591	564	—	564
NH Absolute Project L General Private Investment Trust		18,863	65	7	1,556	—	1,556
Paros Kosdaq Venture General Private Investment Trust No. 5		8,998	3	5	(9)	—	(9)
Happy Pet Life Care New Technology Investment Association No.2		11,868	347	1,868	1,520	—	1,520
Shinhan-Soo Secondary Investment Association		6,764	—	—	(1)	—	(1)

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

(d)	Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2022 and 2023 are as follows:

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	201,205	15	30,161	8	—	30,169
Partners 4th Growth Investment Fund		54,165	25	13,542	—	—	13,542
KTB Newlake Global Healthcare PEF		20,945	21	4,309	—	—	4,309
Shinhan-Neoplux Energy Newbiz Fund		65,814	32	20,837	—	—	20,837
Shinhan-Albatross tech investment Fund		24,507	50	12,253	—	—	12,253
Meritz AI-SingA330-A Investment Type Private Placement Special Asset Fund		17,716	24	4,232	—	—	4,232
Meritz AI-SingA330-B Investment Type Private Placement Special Asset Fund		8,563	20	1,726	—	—	1,726
VOGO Debt Strategy Qualified IV Private		30,420	20	6,085	—	—	6,085
Shinhan -Midas Dong-A Secondary Fund		8,863	50	4,431	—	—	4,431

F-20
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
ShinHan – Soo Young Entrepreneur Investment Fund No.1	~~W~~	18,391	24	4,414	—	—	4,414
Shinhan Praxis K-Growth Global Private Equity Fund		26,082	14	3,691	—	—	3,691
Kiwoom Milestone Professional Private Real Estate Trust 19		7,922	50	3,961	—	—	3,961
Shinhan Global Healthcare Fund 1 (*2)		(4,518)	4	(199)	—	199	—
KB NA Hickory Private Special Asset Fund		91,572	38	34,339	—	—	34,339
Koramco Europe Core Private Placement Real Estate Fund No.2-2		43,694	44	19,236	—	—	19,236
Hermes Private Investment Equity Fund		19,071	29	5,562	—	—	5,562
KDBC-Midas Dong-A Global contents Fund		18,393	23	4,277	—	—	4,277
Shinhan-Nvestor Liquidity Solution Fund		25,836	25	6,438	—	—	6,438
Shinhan AIM FoF Fund 1-A		40,444	25	10,110	—	—	10,110
IGIS Global Credit Fund 150-1		18,765	25	4,692	—	—	4,692
Partner One Value up I Private Equity Fund		18,428	28	5,144	—	—	5,144
Genesis No.1 Private Equity Fund		262,823	23	59,924	—	—	59,924
Korea Omega Project Fund III		15,610	24	3,674	—	—	3,674
Genesis North America Power Company No.1 PEF		20,760	39	8,118	—	—	8,118
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		185,333	23	43,244	—	—	43,244
MIEL CO., LTD. (*2)		(143)	29	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		125,459	36	44,821	—	—	44,821
E&Healthcare Investment Fund No.6		2,839	21	597	—	—	597
One Shinhan Global Fund 1		9,495	21	1,948	—	—	1,948
Kiwoom-Shinhan Innovation Fund I		18,881	50	9,441	—	—	9,441
Midas Asset Global CRE Debt Private Fund No.6		138,538	41	57,029	—	—	57,029
Samchully Midstream Private Placement Special Asset Fund 5-4		71,352	43	30,624	—	—	30,624
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		122,456	20	24,492	—	—	24,492
NH-Amundi Global Infrastructure Trust 14		69,919	30	20,975	—	—	20,975
Jarvis Memorial Private Investment Trust 1		9,883	99	9,786	—	—	9,786
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		55,598	60	33,357	—	—	33,357
Milestone Private Real Estate Fund 3		59,485	32	19,071	—	—	19,071

F-20
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Nomura-Rifa Private Real Estate Investment Trust 31	~~W~~	23,519	31	7,364	—	—	7,364
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		13,961	21	2,969	—	—	2,969
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		11,440	28	3,231	—	—	3,231
FuturePlay-Shinhan Tech Innovation Fund 1		13,832	50	6,916	—	—	6,916
Stonebridge Corporate 1 st Fund		8,211	44	3,622	—	—	3,622
Vogo Realty Partners Private Real Estate Fund V		50,446	22	10,915	—	—	10,915
Korea Credit Bureau		55,999	9	5,039	—	—	5,039
Goduck Gangil1 PFV Co., Ltd.		5,715	1	60	—	—	60
SBC PFV Co., Ltd. (*3)		133,851	25	33,463	—	(4,995)	28,468
NH-amundi global infra private fund 16		112,423	50	56,211	—	—	56,211
IMM Global Private Equity Fund		446,586	33	147,384	—	—	147,384
SH BNCT Professional Investment Type Private Special Asset Investment Trust		362,830	73	263,052	—	—	263,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		43,389	52	22,683	—	—	22,683
Sparklabs-Shinhan Opportunity Fund 1		9,356	50	4,631	—	—	4,631
BNW Tech-Innovation Private Equity Fund		19,540	30	5,833	—	—	5,833
IGIS Real-estate Private Investment Trust No.33		35,618	41	14,552	—	—	14,552
WWG Global Real Estate Investment Trust no.4		34,959	30	10,331	—	—	10,331
Goduck Gangil10 PFV Co., Ltd.		16,263	20	3,236	—	—	3,236
Fidelis Global Private Real Estate Trust No.2 (*1)		30,185	80	24,055	—	(2,110)	21,945
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		168,735	29	48,427	—	—	48,427
Shinhan Healthcare Fund 2		(160)	14	(22)	—	22	—
Shinhan AIM Real Estate Fund No.2		84,140	30	25,243	—	—	25,243
Shinhan AIM Real Estate Fund No.1		212,475	21	44,642	—	—	44,642
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		148,161	22	32,627	—	—	32,627
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		66,107	29	19,296	—	—	19,296

F-20
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2	~~W~~	34,437	71	24,598	—	—	24,598
Korea Omega-Shinhan Project Fund I		20,043	50	10,022	—	—	10,022
ST-Bonanja Food tech		6,775	39	2,631	—	—	2,631
Samsung SRA Real Estate Professional Private 45 (*1)		86,123	25	21,531	—	119	21,650
IBK Global New Renewable Energy Special Asset Professional Private2		115,270	29	33,412	—	—	33,412
VS Cornerstone Fund		8,098	41	3,335	—	—	3,335
Aone Mezzanine Opportunity Professional Private		7,777	64	5,009	—	—	5,009
NH-Amundi US Infrastructure Private Fund2		123,291	26	31,941	—	—	31,941
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		21,103	30	6,332	—	—	6,332
Kakao-Shinhan 1st TNYT Fund		43,869	49	21,330	—	—	21,330
IMM Special Situation 1-2 PRIVATE EQUITY FUND		13,019	20	2,603	—	—	2,603
Pacific Private Placement Real Estate Fund No.40		46,997	25	11,622	—	—	11,622
Mastern Private Real Estate Loan Fund No.2		19,025	34	6,387	—	—	6,387
LB Scotland Amazon Fulfillment Center Fund 29		42,252	70	29,637	—	—	29,637
JR AMC Hungary Budapest Office Fund 16		38,247	33	12,457	—	—	12,457
EDNCENTRAL Co., Ltd. (*2)		(23,437)	13	(3,156)	—	3,156	—
Future-Creation Neoplux Venture Capital Fund		26,160	16	4,251	—	—	4,251
Gyeonggi-Neoplux Superman Fund		25,116	22	5,467	—	—	5,467
NewWave 6th Fund		45,132	30	13,540	—	—	13,540
KTC-NP Growth Champ 2011-2 Private Equity Fund		21,721	6	1,207	—	—	1,207
Neoplux No.3 Private Equity Fund		204,529	10	20,454	—	—	20,454
PCC Amberstone Private Equity Fund I		86,685	22	18,785	—	—	18,785
KIAMCO POWERLOAN TRUST 4th		91,884	47	43,524	—	—	43,524
Mastern Opportunity Seeking Real Estate Fund II		73,544	20	14,710	—	—	14,710
AION ELFIS PROFESSIONAL PRIVATE 1		17,831	20	3,566	—	—	3,566
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		19,235	30	5,709	—	—	5,709
Neoplux Market-Frontier Secondary Fund		70,729	20	13,960	—	—	13,960
Harvest Private Equity Fund II		14,230	22	3,139	—	—	3,139
Synergy Green New Deal 1st New Technology Business Investment Fund		37,743	28	10,632	—	—	10,632

F-20
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
KAIM Real-estate Private Investment Trust 20	~~W~~	3,089	38	1,187	—	—	1,187
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,455	50	6,727	—	—	6,727
Daishin New Technology Investment Fund 5th		10,369	23	2,430	—	—	2,430
SHINHAN-NEO Core Industrial Technology Fund		18,913	50	9,409	—	—	9,409
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		83,417	30	25,024	—	—	25,024
SIMONE Mezzanine Fund No.3		10,419	29	3,017	—	—	3,017
Eum Private Equity Fund No.7		43,673	21	9,170	—	—	9,170
Kiwoom Hero No.4 Private Equity Fund		16,705	21	3,517	—	—	3,517
Vogo Canister Professional Trust Private Fund I		127,747	36	46,329	—	—	46,329
SW-S Fund		23,919	30	7,248	—	—	7,248
CL Buyout 1st PEF		59,930	21	12,842	—	—	12,842
Timefolio The Venture-V second		19,764	21	4,096	—	—	4,096
Newlake Growth Capital Partners2 PEF		41,766	30	12,496	—	—	12,496
Shinhan Smilegate Global PEF I (*1)		28,792	14	4,091	—	(320)	3,771
Genesis Eco No.1 PEF		39,359	29	11,418	—	—	11,418
SHINHAN-NEO Market-Frontier 2nd Fund		80,610	43	34,420	—	—	34,420
NH-Synergy Core Industrial New Technology Fund		17,269	37	6,377	—	—	6,377
J& Moorim Jade Investment Fund		21,836	25	5,434	—	—	5,434
Helios-KDBC Digital Contents 1st		14,431	23	3,356	—	—	3,356
Ulmus SHC innovation investment fund		20,326	24	4,886	—	—	4,886
Mirae Asset Partners X Private Equity Fund		21,817	36	7,792	—	—	7,792
T Core Industrial Technology 1st Venture PEF		14,393	31	4,529	—	—	4,529
Curious Finale Corporate Recovery Private Equity Fund		12,925	28	3,591	—	—	3,591
TI First Property Private Investment Trust 1		7,817	40	3,127	—	—	3,127
MPLUS Professional Private Real Estate Fund 25		10,153	42	4,231	—	—	4,231
IBKC Global Contents Investment Fund		18,661	24	4,552	—	—	4,552
Nautic Smart No.6 Private Equity Fund		3,121	38	1,178	—	—	1,178
Premier Luminous Private Equity Fund		35,700	25	8,966	—	—	8,966
Hanyang-Meritz 1 Fund		15,348	23	3,466	—	—	3,466
KNT 2 nd PRIVATE EQUITY FUND (*1)		5,177	22	1,124	—	(174)	950
Kiwoom-Shinhan Innovation Fund 2		26,299	43	11,271	—	—	11,271
Maple Mobility Fund		83,539	20	16,859	—	—	16,859
SJ ESG Innovative Growth Fund		14,689	29	4,197	—	—	4,197

F-20
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
AVES 1st Corporate Recovery Private Equity Fund	~~W~~	6,638	76	5,057	—	—	5,057
JS Shinhan Private Equity Fund		128,727	4	4,953	—	—	4,953
NH Kyobo AI Solution Investment Fund		12,601	26	3,288	—	—	3,288
Daishin Newgen New Technology Investment Fund 1st		11,273	51	5,704	—	—	5,704
META ESG Private Equity Fund I		21,380	27	5,857	—	—	5,857
SWFV FUND-1		22,678	40	9,128	—	—	9,128
PHAROS DK FUND		15,886	24	3,835	—	—	3,835
Shinhan VC tomorrow venture fund 1		67,958	40	26,926	—	—	26,926
Highland 2021-8 Fund		14,770	33	4,826	—	—	4,826
H-IOTA Fund		38,784	25	9,623	—	—	9,623
Stonebridge-Shinhan Unicorn Secondary Fund		34,621	18	6,082	—	—	6,082
Tres-Yujin Trust		20,007	50	10,004	—	—	10,004
Shinhan-Time mezzanine blind Fund		26,625	50	13,312	—	—	13,312
Capstone REITs No.26		7,703	50	3,852	—	—	3,852
JB Incheon-Bucheon REITS No.54		12,690	39	4,989	—	—	4,989
Hankook Smart Real Asset Investment Trust No.3		20,980	33	6,993	—	—	6,993
JB Hwaseong-Hadong REITs No.53		16,084	31	4,991	—	—	4,991
KB Oaktree Trust No.3		25,814	33	8,605	—	—	8,605
Daehan No.36 Office Asset Management Company (*1)		44,964	48	21,604	—	454	22,058
Rhinos Premier Mezzanine Private Investment Fund No.1 (*1)		2,873	28	802	—	2,071	2,873
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		192,851	30	57,334	—	—	57,334
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		163,267	25	40,571	—	—	40,571
SKS-Yozma Fund No.1		22,110	30	6,599	—	—	6,599
IBKC-METIS Global Contents Investment Fund		12,513	36	4,550	—	—	4,550
Keistone Unicorn Private Equity Fund		22,318	28	6,249	—	—	6,249
KB Distribution Private Real Estate 3-1		71,069	38	26,651	—	—	26,651
Pacific Private Investment Trust No.49-1		36,126	79	28,641	—	—	28,641
KIWOOM Real estate private placement fund for normal investors No. 31		14,264	60	8,558	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		14,315	40	5,726	—	—	5,726
Fivetree general private equity fund No.15		24,573	50	12,281	—	—	12,281

F-20
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-Kunicorn first Fund	~~W~~	25,658	38	9,831	—	—	9,831
Harvest Fund No.3		35,488	45	15,854	—	—	15,854
Shinhan Simone Fund I		12,468	38	4,796	—	—	4,796
Korea Investment develop seed Trust No.1		25,604	40	10,242	—	—	10,242
Tiger Green alpha Trust No.29		28,146	95	26,806	—	—	26,806
STIC ALT Global II Private Equity Fund		45,350	22	9,859	—	—	9,859
NH-Brain EV Fund		46,369	25	11,592	—	—	11,592
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		42,622	15	6,393	—	12	6,405
Find-Green New Deal 2nd Equity Fund		19,969	23	4,508	—	—	4,508
ShinhanFitrin 1st Technology Business Investment Association		27,444	16	4,437	—	—	4,437
PARATUS No.3 Private Equity Fund		19,249	26	4,936	—	—	4,936
Golden Route 2nd Startup Venture Specialized Private Equity Fund		13,214	23	3,003	—	—	3,003
Koramco Private Real Estate Fund 143		10,000	30	3,030	—	—	3,030
Korea Investment Top Mezzanine Private Real Esate Trust No.1		44,477	22	9,885	—	—	9,885
LB YoungNam Logistics Private Trust No.40		38,992	25	9,748	—	—	9,748
Shinhan-Cognitive Start-up Fund L.P. (*1)		30,358	33	9,939	—	14	9,953
IGEN2022 No.1 private Equity Fund		32,361	28	9,045	—	—	9,045
Cornerstone J&M Fund I		13,353	27	3,561	—	—	3,561
Logisvalley Shinhan REIT Co., Ltd. (*1)		23,629	20	4,790	—	(986)	3,804
KDB Investment Global Healthcare Private Equity Fund I		142,794	24	34,468	—	—	34,468
Korea Investment Green Newdeal Infra Trust No.1		20,431	28	5,714	—	—	5,714
BTS 2nd Private Equity Fund		14,505	26	3,772	—	—	3,772
Shinhan Global Active REIT Co.Ltd.		94,370	20	19,222	—	—	19,222
NH-J&-IBKC Label Technology Fund		35,477	28	9,866	—	—	9,866
IMM Global Venture Opportunity, LP		8,775	36	3,115	—	—	3,115
Capstone Develop Frontier Trust		32,000	21	6,857	—	—	6,857
Nextrade Co., Ltd. (*1)		141,421	8	11,314	—	(1,614)	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1		11,194	27	3,011	—	—	3,011
SH 1.5years Maturity Investment Type Security Investment Trust No.2		15,865	29	4,601	—	—	4,601
Eventus-IBKC LIB Fund		27,590	22	6,035	—	—	6,035

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2022
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
NH-Daishin-Kyobo healthcare 1 Fund	~~W~~	15,792	25	3,948	—	—	3,948
IBKC-Behigh Fund 1st		10,992	30	3,268	—	—	3,268
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		16,419	24	3,956	—	—	3,956
ON No.1 Private Equity Fund		18,767	29	5,362	—	—	5,362
Digital New Deal Kappa Private Equity Fund		16,420	30	4,946	—	—	4,946
Others		797,590	—	228,801	—	1,422	230,223

	~~W~~	9,416,618	—	2,907,155	8	(2,689)	2,904,474

(*1)	Others represents the adjustments of fair value when acquired.
(*2)
Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3)	Others are the unrecognized equity method for preferred stocks without voting rights issued by the investee.

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	262,022	15	39,277	(5)	—	39,272
Shinhan-Neoplux Energy Newbiz Fund		70,619	32	22,358	—	—	22,358
Shinhan-Albatross tech investment Fund		31,000	50	15,499	—	—	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		19,297	24	4,609	—	—	4,609
VOGO Debt Strategy Qualified IV Private		32,658	20	6,532	—	—	6,532
Shinhan -Midas Dong-A Secondary Fund		8,602	50	4,301	—	—	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,258	24	4,862	—	—	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		26,095	14	3,692	—	—	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*2)		(38,868)	50	(19,434)	—	19,434	—
Shinhan Global Healthcare Fund 1 (*2)		(3,469)	4	(153)	—	153	—
KB NA Hickory Private Special Asset Fund		64,256	38	24,096	—	—	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,706	44	18,799	—	—	18,799
KDBC-Midas Dong-A Global contents Fund		18,437	23	4,288	—	—	4,288
Shinhan-Nvestor Liquidity Solution Fund		24,430	25	6,088	—	—	6,088

F-2
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan AIM FoF Fund 1-A	~~W~~	38,541	25	9,635	—	—	9,635
IGIS Global Credit Fund 150-1		17,142	25	4,286	—	—	4,286
Korea Omega Project Fund III		15,708	24	3,696	—	—	3,696
Genesis North America Power Company No.1 PEF		14,501	44	6,358	—	—	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,701	23	40,764	—	—	40,764
KOREA FINANCE SECURITY CO., LTD		21,762	15	3,245	—	—	3,245
MIEL CO., LTD. (*2)		(144)	29	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		129,800	36	46,372	—	—	46,372
Kiwoom-Shinhan Innovation Fund I		15,707	50	7,854	—	—	7,854
Midas Asset Global CRE Debt Private Fund No.6		136,849	40	54,881	—	—	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		77,267	43	33,163	—	—	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,272	20	7,254	—	—	7,254
NH-Amundi Global Infrastructure Trust 14		62,428	30	18,728	—	—	18,728
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		58,775	60	35,265	—	—	35,265
Milestone Private Real Estate Fund 3		54,944	32	17,615	—	—	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		22,003	31	6,889	—	—	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,753	21	3,138	—	—	3,138
FuturePlay-Shinhan Tech Innovation Fund 1		15,694	50	7,847	—	—	7,847
Stonebridge Corporate 1st Fund		9,389	44	4,142	—	—	4,142
Vogo Realty Partners Private Real Estate Fund V		49,881	22	10,792	—	—	10,792
Korea Credit Bureau		74,867	9	6,738	—	—	6,738
Goduck Gangil1 PFV Co., Ltd.		17,303	1	180	—	—	180
SBC PFV Co., Ltd. (*3)		163,057	25	40,764	—	(9,990)	30,774
NH-amundi global infra private fund 16		101,303	50	50,652	—	—	50,652
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,616	73	244,772	—	—	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		34,642	52	18,110	—	—	18,110
Sparklabs-Shinhan Opportunity Fund 1		7,906	50	3,914	—	—	3,914

F-2
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
IGIS Real-estate Private Investment Trust No.33	~~W~~	37,377	41	15,271	—	—	15,271
Goduck Gangil10 PFV Co., Ltd.		25,534	20	5,081	—	—	5,081
Fidelis Global Private Real Estate Trust No.2		692	80	551	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		169,407	29	48,619	—	—	48,619
Shinhan Healthcare Fund 2		(153)	14	(21)	—	21	—
Shinhan AIM Real Estate Fund No.2		88,925	30	26,678	—	—	26,678
Shinhan AIM Real Estate Fund No.1		246,896	21	51,873	—	—	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		157,954	22	34,781	—	—	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		68,697	29	20,053	—	—	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,522	71	17,516	—	—	17,516
Korea Omega-Shinhan Project Fund I		23,260	50	11,630	—	—	11,630
Samsung SRA Real Estate Professional Private 45		125,727	25	31,432	—	—	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		111,423	29	32,296	—	—	32,296
VS Cornerstone Fund		7,966	41	3,280	—	—	3,280
NH-Amundi US Infrastructure Private Fund2		114,737	26	29,725	—	—	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,711	30	2,313	—	—	2,313
Kakao-Shinhan 1st TNYT Fund		40,857	49	19,866	—	—	19,866
Pacific Private Placement Real Estate Fund No.40		47,001	25	11,624	—	—	11,624
Mastern Private Real Estate Loan Fund No.2		9,056	34	3,040	—	—	3,040
LB Scotland Amazon Fulfillment Center Fund 29		44,093	70	30,928	—	—	30,928
JR AMC Hungary Budapest Office Fund 16		38,954	33	12,687	—	—	12,687
EDNCENTRAL Co., Ltd. (*2)		(42,159)	13	-5,677	—	5,677	—
Future-Creation Neoplux Venture Capital Fund		16,495	16	2,680	—	—	2,680
Gyeonggi-Neoplux Superman Fund		23,234	22	5,056	—	—	5,056
NewWave 6th Fund		45,719	30	13,716	—	—	13,716
Neoplux No.3 Private Equity Fund		189,791	10	18,981	—	—	18,981
PCC Amberstone Private Equity Fund I		79,640	22	17,258	—	—	17,258
KIAMCO POWERLOAN TRUST 4th		95,208	47	45,099	—	—	45,099

F-2
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Mastern Opportunity Seeking Real Estate Fund II	~~W~~	59,112	22	13,135	—	—	13,135
Neoplux Market-Frontier Secondary Fund		52,827	20	10,427	—	—	10,427
Harvest Private Equity Fund II		13,500	22	2,978	—	—	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		36,617	28	10,315	—	—	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,671	50	6,836	—	—	6,836
SHINHAN-NEO Core Industrial Technology Fund		27,370	50	13,616	—	—	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,853	30	23,356	—	—	23,356
SIMONE Mezzanine Fund No.3		4,175	29	1,202	—	—	1,202
Eum Private Equity Fund No.7		43,651	21	9,166	—	—	9,166
Kiwoom Hero No.4 Private Equity Fund		16,351	21	3,442	—	—	3,442
Vogo Canister Professional Trust Private Fund I		124,837	37	45,871	—	—	45,871
Timefolio The Venture-V second		27,989	21	5,801	—	—	5,801
Shinhan Smilegate Global PEF I		26,747	14	3,801	—	—	3,801
Genesis Eco No.1 PEF		38,675	29	11,219	—	—	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		76,511	43	32,670	—	—	32,670
NH-Synergy Core Industrial New Technology Fund		17,436	37	6,439	—	—	6,439
J& Moorim Jade Investment Fund		19,771	25	4,920	—	—	4,920
Helios-KDBC Digital Contents 1st		9,699	23	2,256	—	—	2,256
Ulmus SHC innovation investment fund		23,059	24	5,543	—	—	5,543
T Core Industrial Technology 1st Venture PEF		13,518	31	4,254	—	—	4,254
Fine Value POST IPO No.5 Private Equity Fund		9,414	40	3,766	—	—	3,766
TI First Property Private Investment Trust 1		7,755	40	3,102	—	—	3,102
MPLUS Professional Private Real Estate Fund 25		5,659	42	2,358	—	—	2,358
IBKC Global Contents Investment Fund		19,274	24	4,701	—	—	4,701
Hanyang-Meritz 1 Fund		13,201	23	2,981	—	—	2,981
Kiwoom-Shinhan Innovation Fund 2		21,384	43	9,165	—	—	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund		6,589	50	3,295	—	—	3,295
SJ ESG Innovative Growth Fund		14,692	29	4,198	—	—	4,198
AVES 1st Corporate Recovery Private Equity Fund		6,258	76	4,768	—	—	4,768
JS Shinhan Private Equity Fund		128,130	4	4,933	—	—	4,933

F-21
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Daishin Newgen New Technology Investment Fund 1st	~~W~~	12,018	51	6,082	—	—	6,082
META ESG Private Equity Fund I		21,062	27	5,771	—	—	5,771
PHAROS DK FUND		10,157	24	2,462	—	—	2,462
Shinhan VC tomorrow venture fund 1		114,103	40	45,210	—	—	45,210
H-IOTA Fund		38,382	25	9,524	—	—	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		28,550	26	7,427	—	—	7,427
Tres-Yujin Trust		20,717	50	10,359	—	—	10,359
Shinhan-Time mezzanine blind Fund		28,242	50	14,121	—	—	14,121
Capstone REITs No.26		11,499	50	5,750	—	—	5,750
JB Incheon-Bucheon REITS No.54		12,661	39	4,978	—	—	4,978
Hankook Smart Real Asset Investment Trust No.3		23,005	33	7,668	—	—	7,668
JB Hwaseong-Hadong REITs No.53		16,059	31	4,983	—	—	4,983
KB Oaktree Trust No.3		26,003	33	8,668	—	—	8,668
Daehan No.36 Office Asset Management Company		46,790	48	22,482	—	—	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		10,944	28	3,056	—	—	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		211,132	30	62,769	—	—	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		166,737	25	41,434	—	—	41,434
SKS-Yozma Fund No.1		11,574	30	3,455	—	—	3,455
KB Distribution Private Real Estate 3-1		69,268	38	25,976	—	—	25,976
Pacific Private Investment Trust No.49-1		34,532	79	27,377	—	—	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		14,263	60	8,558	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		14,328	40	5,731	—	—	5,731
Fivetree general private equity fund No.15		25,154	50	12,572	—	—	12,572
Shinhan-Kunicorn first Fund		25,125	38	9,626	—	—	9,626
Shinhan-Quantum Startup Fund		8,104	49	3,986	—	—	3,986
Shinhan Simone Fund I		12,577	38	4,837	—	—	4,837
Korea Investment develop seed Trust No.1		23,829	40	9,532	—	—	9,532
Tiger Green alpha Trust No.29		30,002	95	28,573	—	—	28,573
STIC ALT Global II Private Equity Fund		43,717	22	9,504	—	—	9,504
NH-Brain EV Fund		44,498	25	11,125	—	—	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		43,808	15	6,571	—	12	6,583
Leverent-Frontier 4th Venture PEF		13,791	24	3,294	—	—	3,294
Find-Green New Deal 2nd Equity Fund		19,778	23	4,465	—	—	4,465

F-21
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
ShinhanFitrin 1st Technology Business Investment Association	~~W~~	27,951	16	4,519	—	—	4,519
Koramco Private Real Estate Fund 143		22,002	30	6,667	—	—	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,074	22	10,016	—	—	10,016
LB YoungNam Logistics Private Trust No.40		39,128	25	9,782	—	—	9,782
Shinhan-Cognitive Start-up Fund L.P.		16,263	33	5,329	—	—	5,329
Cornerstone J&M Fund I		13,081	27	3,488	—	—	3,488
Logisvalley Shinhan REIT Co., Ltd. (*1)		22,617	20	4,584	—	(986)	3,598
DA Value-Honest New Technology Investment Fund 1		17,328	24	4,099	—	—	4,099
Shinhan-Ji and Tec Smart Innovation Fund		19,953	50	9,977	—	—	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		13,935	50	6,968	—	—	6,968
Korea Investment Green Newdeal Infra Trust No.1		36,667	28	10,257	—	—	10,257
BTS 2nd Private Equity Fund		24,393	26	6,342	—	—	6,342
Shinhan Global Active REIT Co.Ltd.		93,266	20	18,997	—	—	18,997
NH-J&-IBKC Label Technology Fund		35,052	28	9,747	—	—	9,747
Hanyang Time Mezzanine Fund		10,542	29	3,012	—	—	3,012
Shinhan-isquare Venture PEF 1		10,715	40	4,286	—	—	4,286
Capstone Develop Frontier Trust		35,221	21	7,547	—	—	7,547
Nextrade Co., Ltd.		121,249	8	9,700	—	—	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		16,613	29	4,835	—	—	4,835
Eventus-IBKC LIB Fund		30,317	22	6,632	—	—	6,632
IBKC-Behigh Fund 1st		10,828	30	3,219	—	—	3,219
ON No.1 Private Equity Fund		18,624	29	5,321	—	—	5,321
Digital New Deal Kappa Private Equity Fund		19,575	25	4,845	—	—	4,845
IBKCJS New Technology Fund No.1		20,841	29	6,130	—	—	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		47,054	21	9,803	—	—	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,046	29	12,013	—	—	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,228	75	3,171	—	—	3,171
TogetherKorea Private Investment Trust No. 6		5,271	100	5,270	—	—	5,270
TogetherKorea Private Investment Trust No. 7		5,271	100	5,270	—	—	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		12,028	35	4,180	—	—	4,180
Penture K-Content Investment Fund		25,599	22	5,622	—	—	5,622

F-21
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	~~W~~	26,562	30	7,969	—	—	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,790	37	5,107	—	—	5,107
Shinhan-timefolio Bio Development Investment Fund		12,249	48	5,927	—	—	5,927
Shinhan M&A-ESG Fund		17,868	23	4,169	—	—	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		37,189	28	10,574	—	—	10,574
KDBC meta-enter New Technology investment fund		24,886	28	6,940	—	—	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		10,008	48	4,754	—	—	4,754
Shinhan DS Secondary Investment Fund		18,693	40	7,477	—	—	7,477
Shinhan-openwater pre-IPO Investment Trust 1		9,946	50	4,973	—	—	4,973
Shinhan-Eco Venture Fund 2nd		9,024	40	3,610	—	—	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		7,884	40	3,154	—	—	3,154
Hantoo Shinhan Lake K-beauty Technology Investment Trust		43,416	23	9,969	—	—	9,969
Shinhan HB Wellness 1st Investment Trust		10,284	49	4,992	—	—	4,992
Korea real Asset Fund No.3		32,604	29	9,315	—	—	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		73,457	31	23,131	—	—	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		19,730	23	4,536	—	—	4,536
Time Robotics New Technology Investment Trust		13,283	30	3,966	—	—	3,966
Ascent-welcome Tehcnology Investment Trust No.2		31,721	28	8,771	—	—	8,771
Igis General PE Real Estate Investment Trust 517-1		53,725	96	51,736	—	—	51,736
Consus Osansegyo No.2		16,208	50	8,104	—	—	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		23,927	33	7,822	—	—	7,822
Shinhan AIM Private Fund of Fund 9-B		96,072	25	24,018	—	—	24,018
Shinhan General Private Real Estate Investment Trust No.3		37,764	21	7,838	—	—	7,838
NH Absolute Project L General Private Investment Trust		18,797	26	4,893	—	—	4,893

F-21
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Paros Kosdaq Venture General Private Investment Trust No. 5	~~W~~	8,994	67	5,994	—	—	5,994
Happy Pet Life Care New Technology Investment Association No.2		11,521	30	3,456	—	—	3,456
Shinhan-Soo Secondary Investment Association		6,764	78	5,249	—	—	5,249
Others		673,313	—	190,851	—	148	190,999

	~~W~~	8,484,787	—	2,677,526	(5)	14,510	2,692,031

(*1)	Others represents the adjustments of fair value when acquired.
(*2)
Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3)	Others are the unrecognized equity method for preferred stocks without voting rights issued by the investee.

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2022 and 2023 are as follows:

	2022
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
MSTEEL co.Ltd.	~~W~~	(371)	(371)
MIEL CO., LTD.		—	(41)
Shinhan Global Healthcare Fund 1		(61)	(214)
Shinhan Global Healthcare Fund 2		(82)	(96)
EDNCENTRAL Co., Ltd.		(504)	(998)

	~~W~~	(1,018)	(1,720)

	2023
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
MIEL CO., LTD.	~~W~~	—	(41)
Shinhan Global Healthcare Fund 1		61	(153)
Shinhan Global Healthcare Fund 2		75	(21)
EDNCENTRAL Co., Ltd.		(4,679)	(5,677)
Kiwoom Milestone Professional Private Real Estate Trust 19		(19,433)	(19,433)

	~~W~~	(23,976)	(25,325)

F-21
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

17.	Investment properties

(a)	Investment properties as of December 31, 2022 and 2023 are as follows:

	2022		2023
Acquisition cost	~~W~~	513,986	410,475
Accumulated depreciation		(150,878)	(152,669)

Carrying amount	~~W~~	363,108	257,806

(b)	Changes in investment properties for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Beginning balance	~~W~~	675,391	363,108
Acquisition		10,090	5,479
Disposal		(230,148)	(106,344)
Depreciation		(18,115)	(15,058)
Amounts transferred from (to) property and equipment		9,554	16,678
Amounts transferred from(to) assets held for sale (*)		(83,664)	(6,057)

Ending balance	~~W~~	363,108	257,806

(*)	Comprise buildings and land, etc.
(c)	Income and expenses on investment property for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Rental income	~~W~~	35,887	33,366	24,472
Direct operating expenses for investment properties that generated rental income		12,033	16,980	12,905

(d)	The fair value of investment property as of December 31, 2022 and 2023 is as follows:

	2022		2023
Land and buildings (*)	~~W~~	1,063,031	1,044,491

(*)
Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

18.	Other assets

Other	assets as of December 31, 2022 and 2023 are as follows:

	2022		2023
Accounts receivable	~~W~~	11,489,203	17,048,595
Domestic exchange settlement debit		6,034,816	5,024,787
Guarantee deposits		1,016,748	1,002,119
Discounted present value		(51,864)	(52,660)
Accrued income		3,289,481	3,908,205
Prepaid expense		784,630	304,161
Provisional payments		378,993	405,201
Sundry assets		96,190	98,104
Advance payments		288,466	408,857
Leased assets		1,932,791	2,078,742
Others		173,864	165,163
Allowances for credit loss of other assets		(362,204)	(465,430)

	~~W~~ 25,071,114		29,925,844

19.	Leases

(a)	Gross investment and present value of minimum lease payment of finance lease as of December 31, 2022 and 2023 are as follows:

	2022
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	654,159	82,286	571,873
1 ~ 2 years		477,216	55,860	421,356
2 ~ 3 years		379,998	36,353	343,645
3 ~ 4 years		312,014	20,816	291,198
4 ~ 5 years		250,568	7,415	243,153
Later than 5 years		1,682	4	1,678

	~~W~~	2,075,637	202,734	1,872,903

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2022 is ~~W~~ 64,679 million.

F-2
19

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

19.	Leases (continued)

	2023
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	898,235	95,269	802,966
1 ~ 2 years		458,736	28,398	430,338
2 ~ 3 years		359,893	19,220	340,673
3 ~ 4 years		324,331	6,155	318,176
4 ~ 5 years		155,615	6,399	149,216
Later than 5 years		1,411	3	1,408

	~~W~~	2,198,221	155,444	2,042,777

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2023 is ~~W~~ 108,514 million.

(b)	Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2022 and 2023 are as follows:

i)	Finance lease

	2022
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	654,159	82,286	571,873
1 ~ 2 years		477,216	55,860	421,356
2 ~ 3 years		379,998	36,353	343,645
3 ~ 4 years		312,014	20,816	291,198
4 ~ 5 years		250,568	7,415	243,153
Later than 5 years		1,682	4	1,678

	~~W~~	2,075,637	202,734	1,872,903

	2023
	Minimum lease payment		Present value adjustment	Present value of minimum lease payment
Not later than 1 year	~~W~~	898,235	95,269	802,966
1 ~ 2 years		458,736	28,398	430,338
2 ~ 3 years		359,893	19,220	340,673
3 ~ 4 years		324,331	6,155	318,176
4 ~ 5 years		155,615	6,399	149,216
Later than 5 years		1,411	3	1,408

	~~W~~	2,198,221	155,444	2,042,777

F-2
2
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

19.	Leases (continued)

ii)	Operating lease

	Minimum lease payment
	2022		2023
Not later than 1 year	~~W~~	513,245	576,017
1 ~ 2 years		439,678	460,075
2 ~ 3 years		322,125	320,463
3 ~ 4 years		189,375	177,914
4 ~ 5 years		72,000	55,548
Later than 5 years		6,997	453

	~~W~~	1,543,420	1,590,470

(c)	Changes in operating lease assets for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Beginning balance	~~W~~	1,393,738	1,930,503
Acquisition		1,017,137	762,996
Disposal		(128,950)	(171,192)
Depreciation		(351,208)	(445,006)
Amounts transferred from (to) property and equipment		(214)	(221)

Ending balance	~~W~~	1,930,503	2,077,080

(d)	The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2022 and 2023 are as follows:

	2022
	Acquisition cost		Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,124,151	(538,076)	586,075
Vehicle		51,644	(29,317)	22,327
Others		32,933	(22,125)	10,808

	~~W~~	1,208,728	(589,518)	619,210

	2023
	Acquisition cost		Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,282,462	(715,521)	566,941
Vehicle		57,534	(29,117)	28,417
Others		38,031	(26,914)	11,117

	~~W~~	1,378,027	(771,552)	606,475

F-2
2
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

19.	Leases (continued)

(e)	The details of the changes in the right-of-use assets for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	574,041	21,849	12,237	608,127
Acquisition		350,328	14,834	3,991	369,153
Disposal		(72,323)	(2,404)	(836)	(75,563)
Depreciation (*)		(271,299)	(12,004)	(4,583)	(287,886)
Effects of foreign currency movements		4,277	52	(1)	4,328
Business combination		1,051	—	—	1,051

Ending balance	~~W~~	586,075	22,327	10,808	619,210

	2023
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	586,075	22,327	10,808	619,210
Acquisition		340,809	23,039	6,876	370,724
Disposal		(66,392)	(3,388)	(1,272)	(71,052)
Depreciation (*)		(294,895)	(13,565)	(5,295)	(313,755)
Effects of foreign currency movements		1,344	4	—	1,348

Ending balance	~~W~~	566,941	28,417	11,117	606,475

(*)	Included in general administrative expense, other operating income(expense) and insurance service expense of the consolidated statements of comprehensive income.

(f)	The details of the maturity of the lease liability as of December 31, 2022 and 2023 are as follows:

	2022
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	26,601	34,980	48,209	84,706	315,267	74,190	583,953
Vehicle		4,999	1,851	2,543	4,566	13,910	92	27,961
Others		463	588	1,151	2,219	6,994	10	11,425

	~~W~~	32,063	37,419	51,903	91,491	336,171	74,292	623,339

	2023
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	35,167	36,612	51,621	83,202	305,694	54,961	567,257
Vehicle		6,908	1,705	2,380	5,559	18,333	434	35,319
Others		639	658	1,223	2,438	6,380	—	11,338

	~~W~~	42,714	38,975	55,224	91,199	330,407	55,395	613,914

(*)	The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

F-2
2
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

19.	Leases (continued)

(g)	The lease payments for low-value assets and short-term leases for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Low-value assets	~~W~~	6,888	7,016
Short-term lease (*)		268	1,841

Total	~~W~~	7,156	8,857

(*)	The payments for leases with terms less than 1 month are included.

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2022 and 2023 are as follows:

	2022		2023	Reasons for collateral
Loans at fair value through profit or loss	~~W~~	—	49,902	Pledge for borrowing transaction
Loans at amortized cost		—	124,420	Pledge for borrowing transaction
Securities:
Securities at FVTPL		12,714,420	18,525,421	Customer RP, etc.
Securities at FVOCI		9,383,156	12,164,955	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc.
Securities at amortized cost		14,913,535	17,659,715	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.

		37,011,111	48,350,091

Deposits at amortized cost		1,883,725	1,500,246	Borrowings, etc.
Property and Equipment (real estate)		29,288	5,039	Establishing the right to collateral security, etc.

	~~W~~	38,924,124	50,029,698

(*)
The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge
regardless of the Group’s default as of December 31, 2022 and 2023 are
~~W~~
9,754,980 million and
~~W~~
16,345,580 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2022 and 2023 are as follows:

	2022			2023
	The fair value of assets received as collateral		The fair value of collateral sold or re-provided as collateral	The fair value of assets received as collateral	The fair value of collateral sold or re-provided as collateral
Securities	~~W~~	3,750,199	—	14,372,408	—

F-22
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

21.	Deposits

Deposits	as of December 31, 2022 and 2023 are as follows:

	2022		2023
Demand deposits:
Korean won	~~W~~	132,604,867	128,035,326
Foreign currencies		24,841,409	23,141,715

		157,446,276	151,177,041

Time deposits:
Korean won		171,355,724	175,191,964
Foreign currencies		24,910,187	26,914,722

		196,265,911	202,106,686

Certificates of deposits		14,921,375	12,059,730
Discount note deposits		6,631,858	7,614,701
CMA		4,634,010	4,950,392
Others		3,088,864	3,604,114

	~~W~~	382,988,294	381,512,664

22.	Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss as of December 31, 2022 and 2023 are as follows:

	2022		2023
Securities sold:
Stocks	~~W~~	278,341	628,225
Bonds		438,689	477,626
Others		7,074	343,783

		724,104	1,449,634
Gold/silver deposits		422,006	419,343

	~~W~~	1,146,110	1,868,977

23.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2022 and 2023 are as follows:

	2022		2023	Reason for designation
Equity-linked securities sold	~~W~~	5,437,434	5,610,256	Compound financial instrument
Securities sold with embedded derivatives		2,882,607	1,931,639
Debt securities issued		47,327	254,832	Fair value measurement and management

	~~W~~	8,367,368	7,796,727

(*)	The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.

F-22
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

23.	Financial liabilities designated at fair value through profit or loss (continued)

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to
~~W~~
7,796,727 million as of December 31, 2023. Increase in values of the liability due to credit risk changes is
~~W~~
4,011 million for the year ended December 31, 2023 and the accumulated changes in values are
~~W~~
(-)5,278 million as of December 31, 2023.

(b)
The difference between the carrying amount of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2022 and 2023 are as follows:

	2022		2023
Expiration payment	~~W~~	7,733,506	7,519,962
Carrying amount		8,367,368	7,796,727

Difference from carrying amount	~~W~~	(633,862)	(276,765)

24.	Borrowings
Borrowings as of December 31, 2022 and 2023 are as follows:

	2022			2023
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings denominated in Korean won:
Borrowings from Bank of Korea	0.25~1.75	~~W~~	5,100,325	2.00~2.00	~~W~~	2,562,162
Others	0.00~7.60		23,091,971	0.00~7.83		25,077,825

			28,192,296			27,639,987

Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00~0.30		48,072	0.00~0.00		34,072
Borrowings from banks	0.15~21.20		7,811,701	0.00~14.85		7,331,197
Others	0.00~22.65		2,397,605	0.00~17.50		2,674,834

			10,257,378			10,040,103

Call money	0.05~6.30		1,276,301	0.02~5.88		2,195,849
Bill of sale	0.00~3.95		15,057	0.00~3.65		11,252
Bonds sold under repurchase agreements	0.00~6.80		9,544,536	0.00~6.74		17,312,576
Deferred origination costs			(6,393)			(298,415)

		~~W~~	49,279,175		~~W~~	56,901,352

F-22
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

25.	Debt securities issued
Debt securities issued as of December 31, 2022 and 2023 are as follows:

	2022			2023
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.05~9.00	~~W~~	61,038,481	0.00~7.70	~~W~~	65,801,744
Subordinated debt securities issued	2.20~4.17		3,275,225	2.20~5.20		2,860,105
Gain on fair value hedges	—		(348,700)	—		(225,750)
Discount on debt securities issued	—		(37,943)	—		(53,857)

			63,927,063			68,382,242

Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.59		9,586,831	0.25~7.36		9,697,265
Subordinated debt securities issued	3.34~5.10		4,145,264	3.34~5.00		3,768,942
Gain on fair value hedges	—		(324,901)	—		(240,483)
Discount on debt securities issued	—		(45,474)	—		(46,241)

			13,361,720			13,179,483

		~~W~~	77,288,783		~~W~~	81,561,725

26.	Defined benefit plans
(a) Defined benefit plan assets and obligations
The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.
Defined benefit obligations and plan assets as of December 31, 2022 and 2023 are as follows:

	2022		2023
Present value of defined benefit obligations	~~W~~	1,934,643	2,219,490
Fair value of plan assets		(2,376,817)	(2,266,248)

Recognized liabilities(assets) for defined benefit obligations (*)	~~W~~	(442,174)	(46,758)

(*)
The asset for defined benefit obligation of
~~W~~
442,174 million as of December 31, 2022 is the net defined benefit assets
of
~~W~~
456,838 million less the net defined
benefit liabilities
of
~~W~~
14,664 million. In addition, the asset for defined benefit obligation of
~~W~~
46,758 million as of December 31, 2023 is the net defined benefit assets of
~~W~~
114,378 million less the net defined
benefit
liabilities of
~~W~~
67,620 million

F-22
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

26.	Defined benefit plans (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Defined benefit obligation		Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,205,869	(2,296,685)	(90,816)
Included in profit or loss:
Current service cost		170,772	—	170,772
Past service cost		8,330	—	8,330
Net interest expense (income)		72,307	(78,823)	(6,516)
Settlement loss (gain)		(466)	—	(466)

		250,943	(78,823)	172,120

Included in other comprehensive income:
Remeasurement loss (gain) :
- Actuarial losses (gains) arising from:
Demographic assumptions		(938)	—	(938)
Financial assumptions		(419,764)	—	(419,764)
Experience adjustment		35,758	—	35,758
- Return on plan assets excluding interest income		—	36,725	36,725

		(384,944)	36,725	(348,219)

Other:
Benefits paid by the plan		(138,290)	145,130	6,840
Contributions paid into the plan		—	(183,164)	(183,164)
Changes in the scope of consolidation		1,507	—	1,507
Effect of changes in foreign exchange rates		(442)	—	(442)

		(137,225)	(38,034)	(175,259)

Ending balance	~~W~~	1,934,643	(2,376,817)	(442,174)

F-22
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

26.	Defined benefit plans (continued)

	2023
	Defined benefit obligation		Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	1,934,643	(2,376,817)	(442,174)
Included in profit or loss:
Current service cost		143,259	—	143,259
Past service cost		92	—	92
Net interest expense (income)		104,546	(138,254)	(33,708)
Settlement loss (gain)		7,633	5	7,638

		255,530	(138,249)	117,281

Included in other comprehensive income:
Remeasurement loss:
- Actuarial losses arising from:
Demographic assumptions		106,072	—	106,072
Financial assumptions		123,204	1,723	124,927
Experience adjustment		5,925	—	5,925
- Return on plan assets excluding interest income		195	34,233	34,428

		235,396	35,956	271,352

Other:
Benefits paid by the plan		(207,515)	295,185	87,670
Contributions paid into the plan		(13)	(82,323)	(82,336)
Changes in the scope of consolidation		93	—	93
Effect of changes in foreign exchange rates		1,356	—	1,356

		(206,079)	212,862	6,783

Ending balance	~~W~~	2,219,490	(2,266,248)	(46,758)

(*)	Profit and loss related to defined benefit plans are all included in the general administrative expense.

(c)	The composition of plan assets as of December 31, 2022 and 2023 are as follows:

	2022		2023
Plan assets comprise:
Debt securities	~~W~~	31,140	5,002
Due from banks		2,115,397	2,044,101
Others		230,280	217,145

	~~W~~	2,376,817	2,266,248

F-22
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

26.	Defined benefit plans (continued)

(d)	Actuarial assumptions as of December 31, 2022 and 2023 are as follows:

	2022	2023	Description
Discount rate	5.05%~5.93%	4.00%~5.20%	AA0 corporate bond yields
Future salary increase rate	2.00%~7.00% + Upgrade rate	0.00%~7.00% + Upgrade rate	Average for 5 years
Weighted average maturity	6.7 years~ 10.9 years	1.00 years~ 11.50 years

(e)	Sensitivity analysis
As of December 31, 2022 and 2023, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2022
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(154,651)	168,565
Future salary increase rate (1%p movement)		172,716	(160,649)

	2023
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(190,760)	205,916
Future salary increase rate (1%p movement)		209,531	(196,909)

(f)	The Group’s estimated contribution is ~~W~~ 162,769 million as of December 31, 2024.

27.	Provisions

(a)	Provisions as of December 31, 2022 and 2023 are as follows:

	2022		2023
Asset retirement obligations	~~W~~	91,571	99,927
Expected loss related to litigation		29,238	31,371
Unused credit commitments		317,590	355,591
Guarantee contracts issued		83,411	63,161
Financial guarantee contracts issued		55,828	39,998
Non-financial guarantee contracts issued		27,583	23,163
Others (*)		744,504	819,616

	~~W~~	1,266,314	1,369,666

(*)
As of December 31, 2022 and 2023, the Group recognizes a provision of
~~W~~
574,013 million and
~~W~~
360,137 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc. As of

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Provisions (continued)

December 31, 2023, the Group recognizes a provision of
~~W~~
293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood”.

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	150,573	147,511	1,924	48,607	6,709	28	355,352
Transfer (from) to 12 months expected credit loss		68,226	(67,945)	(281)	2,680	(2,680)	—	—
Transfer (from) to life time expected credit loss		(10,794)	10,842	(48)	(3,715)	3,715	—	—
Transfer (from) to impaired financial asset		(316)	(1,274)	1,590	—	—	—	—
Provided (reversed)		(30,016)	50,733	(1,155)	(972)	537	5	19,132
Change in foreign exchange rate		(2,068)	131	—	910	118	—	(909)
Others (*)		(43)	—	—	603	(712)	(5)	(157)

Ending balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

	2023
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from) to 12 months expected credit loss		65,058	(64,897)	(161)	3,921	(3,921)	—	—
Transfer (from) to life time expected credit loss		(13,466)	13,502	(36)	(7,659)	7,659	—	—
Transfer (from) to impaired financial asset		(609)	(1,953)	2,562	(530)	—	530	—
Provided (reversed)		(20,883)	42,506	15,327	150	70	(14)	37,156
Change in foreign exchange rate		1,025	26	—	294	92	1	1,438
Others (*)		—	—	—	(12,287)	(3,997)	(139)	(16,423)

Ending balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

F-2
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

27.	Provisions (continued)

(c)	Changes in provisions for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Asset retirement		Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	82,123	9,693	26,578	693,110	811,504
Provision(reversal)		27,474	20,733	(410)	127,460	175,257
Provision used		(25,228)	(779)	—	(75,355)	(101,362)
Change in foreign exchange rate		4	—	1,352	315	1,671
Others (*)		7,090	(409)	63	(1,026)	5,718
Business combination		108	—	—	—	108

Ending balance	~~W~~	91,571	29,238	27,583	744,504	892,896

	2023
	Asset retirement		Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	91,571	29,238	27,583	744,504	892,896
Provision(reversal)		4,771	2,266	(4,856)	516,735	518,916
Provision used		(5,157)	(193)	—	(446,545)	(451,895)
Change in foreign exchange rate		—	—	412	1,127	1,539
Others (*)		8,742	60	24	3,795	12,621

Ending balance	~~W~~	99,927	31,371	23,163	819,616	974,077

(*)	Others include increase in provisions based on the present value, the effect of changes in discount rate over the period and others.

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

(e)	Allowance for guarantees and acceptances as of December 31, 2022 and 2023 are as follows:

	2022		2023
Outstanding guarantees and acceptances	~~W~~	12,154,088	12,503,445
Contingent guarantees and acceptances		4,565,829	4,337,751
ABS and ABCP purchase commitments		1,496,604	1,533,047
Endorsed bill		10,025	44

	~~W~~	18,226,546	18,374,287

Allowance for loss on guarantees and acceptances	~~W~~	83,411	63,161
Ratio		0.46%	0.34

F-2
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts

(a)	The details of insurance contract liabilities as of December 31, 2022 and 2023 are as follow:

	2022
	Life insurance							Non-life insurance
	Death		Health	Pension Savings	Variable	Etc.	Complex	Long- term	General	Car	Total
Insurance contract assets	~~W~~	—	—	—	—	—	—	—	—	—	—
Insurance contract liabilities (*)		14,562,428	4,989,899	21,137,691	5,124,028	1,528	—	3,376	85,672	1,767	45,906,389
Net insurance contract liabilities (assets) total		14,562,428	4,989,899	21,137,691	5,124,028	1,528	—	3,376	85,672	1,767	45,906,389
Reinsurance contract assets		—	—	—	—	—	59,018	—	29,754	—	88,772
Reinsurance contract liabilities		(24,661)	(38,109)	—	—	—	—	—	(33)	—	(62,803)

Total net reinsurance contract assets (liabilities)	~~W~~	(24,661)	(38,109)	—	—	—	59,018	—	29,721	—	25,969

	2023
	Life insurance							Non-life insurance
	Death		Health	Pension Savings	Variable	Etc.	Complex	Long- term	General	Car	Total
Insurance contract assets	~~W~~	—	—	—	—	—	—	(444)	(10,210)	—	(10,654)
Insurance contract liabilities (*)		16,895,075	5,347,357	20,536,870	5,445,493	5,001	—	—	102,921	1,515	48,334,232
Net insurance contract liabilities (assets) total		16,895,075	5,347,357	20,536,870	5,445,493	5,001	—	(444)	92,711	1,515	48,323,578
Reinsurance contract assets		—	—	—	—	—	62,815	—	25,538	—	88,353
Reinsurance contract liabilities		(27,046)	(66,075)	—	—	—	—	(41)	(78)	—	(93,240)

Total net reinsurance contract assets (liabilities)	~~W~~	(27,046)	(66,075)	—	—	—	62,815	(41)	25,460	—	(4,887)

(*)	As of December 31, 2022 and 2023 contractor’s share adjustment amount is excluded ~~W~~ (-) 1,616 million and ~~W~~ (-) 1,024 million, respectively.

(b)	The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2022 and 2023 are as follow:

F-2
3
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

	Assumption value (%)
	2022	2023	Transition point	Basis for calculation
Life insurance:
Cancellation rate	0.00~78.00	0.00~73.78	0.00~78.00	The ratio of the cancellation contract amount to the maintenance contract amount by payment category, product group, interest rate category, channel, and elapsed period calculated based on the last 5 years of experience statistics.

Loss rate	9.00~ 771.00	17.00 ~ 756.00	11.00 ~ 833.00	- Other than general mortality: Ratio of accident insurance premium to on-level risk insurance premium by risk coverage and elapsed period based on the last five years of experience statistics

				- General mortality: Ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on empirical statistics from the past five years

Operating expense rate	—	—	—	Based on the Group’s experience statistics for the past one year or more, the business plan (budget) that reflects the future operating expense policy is used as basic statistics to calculate proportional unit costs such as conversion results, planner fees, number of new/existing contracts, new/continuing insurance premiums, and reserves.

Discount rate	4.38 ~ 5.17	3.75 ~ 4.80	1.55 ~ 4.95	Interest rate term structure based on Financial Supervisory Service disclosure standards

Risk adjustment confidence level for non-financial risks	75.00	75.00	75.00	Under the assumption that the probability distribution of the present value of future cash flows at each reporting time follows a normal distribution, the portion where the 75% percentile exceeds the probability-weighted average of the present value of future cash flows is calculated as risk adjustment.

F-23
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

Assumption value (%)
	2022	2023	Transition point	Basis for calculation
Non-life insurance:
Cancellation rate	General: 5.10~38.90	General: 0.54~38.56	General: 0.10~39.60	General: Calculated as the ratio of the number of canceled and effective contracts compared to the number of contracts with experience from July 2017 to June 2023
	Long-term: 10.50~25.50	Long-term: 1.60~25.25	Long-term: 7.00~26.00	Long-term: Calculated as the ratio of the number of canceled and effective contracts compared to the number of contracts with experience from October 2017 to June 2023
* In case of long-term new products, application assumptions are used during product development due to lack of experience statistics of the consolidated entity.

Loss rate	General: 48.80~100.00	General: 24.47~112.27	General: 13.60~158.30	General: Calculated as the ratio of incurred losses to experienced risk insurance premiums from July 2016 to June 2023
	Long-term: 44.10~171.50	Long-term: 40.99~187.70	Long-term: 33.60~137.70	Long-term: Calculated as the ratio of incurred losses to experienced risk insurance premiums from October 2017 to June 2023
* In case of long-term new products, application assumptions are used during product development due to lack of experience statistics of the Group.

F-23
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

	Assumption value (%)			Basis for calculation
	2022	2023	Transition point
Operating expense rate	Contract conclusion cost: Variable cost (%) 4.99~13.16 Fixed cost (won) 921~3,769	Contract conclusion cost: Variable cost (%) 11.73~2170.24 Fixed cost (won) 44,653~68,795	Contract conclusion cost: Variable cost (%) 6.02~10.96 Fixed cost (won) 902~1,896	Using the Group’s experience statistics for the year immediately preceding the calculation (October 2022 - September 2023), the operating expense unit price was subdivided by workload and type of work on a portfolio basis, and calculated by applying the variable cost/fixed ratio according to the operating expense allocation standard.

	Contract maintenance cost: Variable cost (%) 4.7~21.19 Fixed cost (won) 0~2,004	Contract maintenance cost: Variable cost (%) 31.73~36.37 Fixed cost (won) 2,220~2,538	Contract maintenance cost: Variable cost (%) 2.4~22.56 Fixed cost (won) 0~1,655	Contract conclusion cost - Variable cost: Distribution of contract variable cost compared to imported insurance premium

	Damage investigation cost (%) 8.38~26.9	Damage investigation cost (%) 11.65~14.30	Damage investigation cost (%) 20.7~30.7	- Fixed cost: Fixed cost distribution for contract conclusion compared to the number of new contracts

Contract maintenance cost
- Variable cost: Variable cost allocation for contract maintenance compared to earned insurance premiums
- Fixed cost: Fixed cost allocation for contract maintenance compared to the number of contracts held

Damage investigation cost: Amount of damage investigation cost allocated to the amount of damage incurred
*In case of long-term new products, application assumptions are used during product development due to lack of experience statistics of the consolidated entity

Discount rate	4.71~4.95	4.55~4.80	1.546~4.95	Interest rate term structure based on Financial Supervisory Service disclosure standards

Risk adjustment confidence level for non-financial risks	75.00	75.00	75.00	Under the assumption that the probability distribution of the present value of future cash flows at each reporting time follows a normal distribution, the portion where the 75% percentile exceeds the probability-weighted average of the present value of future cash flows is calculated as risk adjustment.

F-23
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(c)
The details of changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities that did not apply the premium distribution for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss factors		Loss factor

Beginning balance	Insurance contract assets	~~W~~	—	—	—	—
	Insurance contract liabilities		50,883,599	984,570	1,861,002	53,729,171

	Net insurance contract liabilities		50,883,599	984,570	1,861,002	53,729,171

Insurance income	Retroactive modification method		(1,653,048)	—	—	(1,653,048)
	fair value law		(945,620)	—	—	(945,620)
	Etc.		(132,798)	—	—	(132,798)

			(2,731,466)	—	—	(2,731,466)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		165	—	1,478,369	1,478,534
	Changes in incident fulfillment cash flow		—	—	(37,104)	(37,104)
	Costs related to onerous contracts		—	(7,810)	—	(7,810)
	Amortization of insurance acquisition Cash flows		214,103	—	—	214,103
	Etc.		15,772	(14,929)	—	843

			230,040	(22,739)	1,441,265	1,648,566

Investment factors and insurance premium refund			(5,790,725)	—	5,790,725	—
Insurance finance income and expenses	Current profit or loss		785,938	19,074	58,382	863,394
	Other comprehensive income		(6,290,667)	(101,576)	(4,093)	(6,396,336)

		~~W~~	(5,504,729)	(82,502)	54,289	(5,532,942)

F-23
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2022
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss factors		Loss factor

Cash flow for the period	Insurance premium received	~~W~~	6,875,883	—	—	6,875,883
	Insurance acquisition cash flow payment		(841,325)	—	—	(841,325)
	Payment of insurance benefits and other insurance service expenses		5,221	—	(1,463,750)	(1,458,529)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	(5,873,670)	(5,873,670)

			6,039,779	—	(7,337,420)	(1,297,641)

Business combination			2,058	849	167	3,074

Other increase/decrease			63	(63)	—	—
Ending balance	Insurance contract assets		—	—	—	—
	Insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762

	Net insurance contract liabilities	~~W~~	43,128,619	880,115	1,810,028	45,818,762

F-23
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss factors		Loss factor
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—
	Insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762

	Net insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762

Insurance income	Retroactive modification method		(1,484,047)	—	—	(1,484,047)
	Fair value method		(958,369)	—	—	(958,369)
	Etc.		(417,542)	—	—	(417,542)

			(2,859,958)	—	—	(2,859,958)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		—	—	1,513,580	1,513,580
	Changes in incident fulfillment cash flow		—	—	11,468	11,468
	Costs related to onerous contracts		—	(35,360)	—	(35,360)
	Amortization of insurance acquisition cash flows		262,280	—	—	262,280
	Etc.		(21,048)	(16,548)	—	(37,596)

			241,232	(51,908)	1,525,048	1,714,372

Investment factors and insurance premium refund			(5,281,435)	—	5,281,435	—
Insurance finance income and expenses	Current profit or loss		2,134,312	21,300	62,861	2,218,473
	Other comprehensive income		2,924,797	35,025	1,172	2,960,994

		~~W~~	5,059,109	56,325	64,033	5,179,467

F-23
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss factors		Loss factor
Cash flow for the period	Insurance premium received	~~W~~	6,209,129	—	—	6,209,129
	Insurance acquisition cash flow payment		(979,176)	—	—	(979,176)
	Payment of insurance benefits and other insurance service expenses		(715)	—	(1,497,502)	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	(5,355,137)	(5,355,137)

			5,229,238	—	(6,852,639)	(1,623,401)

Other increase/decrease			269	(490)	101	(120)
Ending balance	Insurance contract assets		(493)	—	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566

	Net insurance contract liabilities	~~W~~	45,517,074	884,042	1,828,006	48,229,122

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(d)
The changes in the remaining coverage elements and occurrence elements of net insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2022 and 2023 are as follow:

	2022
		Remaining coverage elements			Accident factors that occur
		Excluding loss factors		Loss factor	Present value estimate of future cash flows	Risk adjustment for non-financial risks	Total
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—	—
	Insurance contract liabilities		219	—	348	23	590

	Net insurance contract liabilities		219	—	348	23	590

Insurance income			(10,264)	—	—	—	(10,264)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		8,187	—	3,903	5	12,095
	Changes in incident fulfillment cash flow		—	—	1,257	225	1,482
	Costs related to onerous contracts		(178)	2,364	—	—	2,186
	Amortization of insurance acquisition Cash flows		3,541	—	—	—	3,541
	Etc.		—	—	—	—	—

			11,550	2,364	5,160	230	19,304

Investment factors and insurance premium refund			(2)	—	2	—	—

Insurance finance income and expenses	Current profit or loss		618	—	(5)	—	613
	Other comprehensive income		—	—	(1)	—	(1)

			618	—	(6)	—	612

Cash flow for the period	Insurance premium received		31,741	—	—	—	31,741
	Insurance acquisition cash flow payment		(8,488)	—	—	—	(8,488)
	Payment of insurance benefits and other insurance service expenses		(7,396)	—	(3,514)	—	(10,910)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	(2)	—	(2)

			15,857	—	(3,516)	—	12,341

Business Combination			60,687	775	3,384	198	65,044
Ending balance	Insurance contract assets		—	—	—	—	—
	Insurance contract liabilities		78,665	3,139	5,372	451	87,627

	Net insurance contract liabilities	~~W~~	78,665	3,139	5,372	451	87,627

F-2
40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Remaining coverage elements			Accident factors that occur
		Excluding loss factors		Loss factor	Present value estimate of future cash flows	Risk adjustment for non-financial risks	Total
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—	—
	Insurance contract liabilities		78,665	3,139	5,372	451	87,627

	Net insurance contract liabilities		78,665	3,139	5,372	451	87,627

Insurance income			(39,641)	—	—	—	(39,641)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		33	—	29,966	1,093	31,092
	Changes in incident fulfillment cash flow		—	—	(2,669)	(684)	(3,353)
	Costs related to onerous contracts		23	2,449	—	—	2,472
	Amortization of insurance acquisition Cash flows		4,126	—	—	—	4,126
	Etc.		—	—	70	—	70

			4,182	2,449	27,367	409	34,407

Investment factors and insurance premium refund			(9)	—	9	—	—

Insurance finance income and expenses	Current profit or loss		2,412	—	67	10	2,489
	Other comprehensive income		—	—	23	2	25

			2,412	—	90	12	2,514

Cash flow for the period	Insurance premium received		46,680	—	—	—	46,680
	Insurance acquisition cash flow payment		(12,751)	—	—	—	(12,751)
	Payment of insurance benefits and other insurance service expenses		—	—	(22,643)	—	(22,643)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	288	—	288

			33,929	—	(22,355)	—	11,574

Other increase/decrease			(1,684)	(770)	307	122	(2,025)
Ending balance	Insurance contract assets		(10,670)	3	450	7	(10,210)
	Insurance contract liabilities		88,524	4,815	10,340	987	104,666

	Net insurance contract liabilities	~~W~~	77,854	4,818	10,790	994	94,456

F-2
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(e)	Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2022 and 2023 are as follow:

		2022
		Present value estimate		Risk adjustment for	Contractual service margin
		of future cash flows		non-financial risks	Retrospective method	Fair value method	Etc.	Sub-total	Total
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—	—	—	—
	Insurance contract liabilities		42,860,167	1,273,126	7,528,543	2,067,335	—	9,595,878	53,729,171

	Net insurance contract liabilities		42,860,167	1,273,126	7,528,543	2,067,335	—	9,595,878	53,729,171

Changes related to future services	Change in contractual service margin adjustment estimate		(46,515)	7,259	(370,905)	434,892	(24,732)	39,255	(1)
	Change in unadjusted estimate of contractual service margin		(75,617)	(808)	—	—	—	—	(76,425)
	Initial recognition effect of new contracts for the current period		(792,097)	106,962	—	—	753,751	753,751	68,616

			(914,229)	113,413	(370,905)	434,892	729,019	793,006	(7,810)

Changes related to current service	Contractual service margin amortization		—	—	(632,727)	(218,251)	(50,830)	(901,808)	(901,808)
	Risk-adjusted change		—	(109,301)	—	—	—	—	(109,301)
	Experience adjustment		(26,844)	—	(33)	—	—	(33)	(26,877)

			(26,844)	(109,301)	(632,760)	(218,251)	(50,830)	(901,841)	(1,037,986)

Changes related to past services	Adjustment of accident factors		(27,113)	(9,991)	—	—	—	—	(37,104)

F-2
42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2022
		Present value estimate		Risk adjustment for	Contractual service margin
		of future cash flows		non-financial risks	Retrospective method	Fair value method	Etc.	Sub-total	Total
Insurance finance income and expenses	Current profit or loss	~~W~~	501,746	36,907	240,829	67,170	16,742	324,741	863,394
	Other comprehensive income		(6,243,862)	(152,474)	—	—	—	—	(6,396,336)

			(5,742,116)	(115,567)	240,829	67,170	16,742	324,741	(5,532,942)

Cash flow for the period	Insurance premium received		6,875,883	—	—	—	—	—	6,875,883
	Insurance acquisition cash flow payment		(841,325)	—	—	—	—	—	(841,325)
	Payment of insurance benefits and other insurance service expenses		(1,458,529)	—	—	—	—	—	(1,458,529)
	Receipt (payment) of investment elements and refund of insurance premiums		(5,873,670)	—	—	—	—	—	(5,873,670)

			(1,297,641)	—	—	—	—	—	(1,297,641)

Business Combination			(633)	88	13	—	3,606	3,619	3,074

Ending balance	Insurance contract assets		—	—	—	—	—	—	—
	Insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762

	Net insurance contract liabilities	~~W~~	34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762

F-24
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Present value estimate		Risk adjustment for	Contractual service margin
		of future cash flows		non-financial risks	Retrospective method	Fair value method	Etc.	Sub-total	Total
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—	—	—	—
	Insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762

	Net insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762

Changes related to future services	Change in contractual service margin adjustment estimate		350,007	(84,549)	(659,780)	570,862	(176,540)	(265,458)	—
	Change in unadjusted estimate of contractual service margin		(46,697)	(4,196)	—	—	(158)	(158)	(51,051)
	Initial recognition effect of new contracts for the current period		(991,607)	105,353	—	—	901,945	901,945	15,691

			(688,297)	16,608	(659,780)	570,862	725,247	636,329	(35,360)

Changes related to current service	Contractual service margin amortization		—	—	(536,399)	(215,795)	(162,449)	(914,643)	(914,643)
	Risk-adjusted change		—	(101,902)	—	—	—	—	(101,902)
	Experience adjustment		(105,141)	(8)	—	—	—	—	(105,149)

			(105,141)	(101,910)	(536,399)	(215,795)	(162,449)	(914,643)	(1,121,694)

Changes related to past services	Adjustment of accident factors		21,880	(10,412)	—	—	—	—	11,468

F-24
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Present value estimate		Risk adjustment for	Contractual service margin
		of future cash flows		non-financial risks	Retrospective method	Fair value method	Etc.	Sub-total	Total
Insurance finance income and expenses	Current profit or loss	~~W~~	1,848,652	42,200	203,297	76,583	47,741	327,621	2,218,473
	Other comprehensive income		2,907,587	53,407	—	—	—	—	2,960,994

			4,756,239	95,607	203,297	76,583	47,741	327,621	5,179,467

Cash flow for the period	Insurance premium received		6,209,129	—	—	—	—	—	6,209,129
	Insurance acquisition cash flow payment		(979,176)	—	—	—	—	—	(979,176)
	Payment of insurance benefits and other insurance service expenses		(1,498,217)	—	—	—	—	—	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		(5,355,137)	—	—	—	—	—	(5,355,137)

			(1,623,401)	—	—	—	—	—	(1,623,401)

Other increase/decrease			(117)	(3)	—	—	—	—	(120)
Ending balance	Insurance contract assets		(743)	124	—	—	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566

	Net insurance contract liabilities	~~W~~	37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122

F-24
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(f)	Details of insurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2022 and 2023 are as follow:

		2022
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for loss burden contract set	~~W~~	2,314,596	783,758	(3,948,951)	96,846	753,751	—
	Loss burden contract set		705,278	120,272	(767,050)	10,116	—	68,616

		~~W~~	3,019,874	904,030	(4,716,001)	106,962	753,751	68,616

		2023
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for loss burden contract set	~~W~~	2,790,412	975,895	(4,766,973)	98,721	901,945	—
	Loss burden contract set		154,524	63,685	(209,150)	6,632	—	15,691

		~~W~~	2,944,936	1,039,580	(4,976,123)	105,353	901,945	15,691

F-24
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(g)
The amount expected to be recognized in profit or loss in the future as contractual service margin for insurance contracts that do not apply the premium distribution approach as of December 31, 2022 and 2023 are as follow:

	2022
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	834,346	738,947	1,820,472	2,179,243	4,242,395	9,815,403

	2023
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	867,208	759,132	1,851,145	2,185,854	4,201,371	9,864,710

(h)	The composition details and fair value amounts of basic items of insurance contracts with direct participation characteristics as of December 31, 2022 and 2023 are as follow:

(*)	2022		2023
Cash and amortized cost measurement deposits	~~W~~	381,923	322,933
Financial assets measured at fair value through profit or loss		3,831,526	3,934,491
Amortized cost loan receivables		44,319	66,790
derivatives		(961)	674
Etc.		79,950	81,468

	~~W~~	4,336,757	4,406,356

(*)	As of December 31, 2022 and 2023, the book value of financial assets (liabilities) of variable insurance is ~~W~~ 5,695,788 million and ~~W~~ 5,940,453 million.

F-24
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(i)
The details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2022 and 2023 are as follow:

		2022
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss factors		Loss factor
Beginning balance	Reinsurance contract assets	~~W~~	—	—	—	—
	Reinsurance contract liabilities		(372,952)	31,824	59,364	(281,764)

	Net reinsurance contract assets (liabilities)		(372,952)	31,824	59,364	(281,764)

Reinsurance revenue	Accrued reinsurance amount		—	—	66,383	66,383
	Changes in incident fulfillment cash flow		—	—	(25,677)	(25,677)
	Etc.		—	(5,724)	—	(5,724)

			—	(5,724)	40,706	34,982

Reinsurance service expense	Fair value method		(53,430)	—	—	(53,430)
	Etc.		(8,898)	—	—	(8,898)

			(62,328)	—	—	(62,328)

Recovery of investment elements and reinsurance premiums			(146,377)	—	146,377	—
Reinsurance finance income and expense	Current profit or loss		(1,852)	73	600	(1,179)
	Other comprehensive income		45,085	1,725	(490)	46,320

		~~W~~	43,233	1,798	110	45,141

F-24
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2022
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss recovery factors		Loss recovery factor
Cash flow for the period	Reinsurance premium paid	~~W~~	440,630	—	—	440,630
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	(35,130)	(35,130)
	Receipt of investment elements and recovery of reinsurance premiums		—	—	(145,284)	(145,284)

			440,630	—	(180,414)	260,216

Ending balance	Reinsurance contract assets		8,453	5,236	45,328	59,017
	Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)

	Net reinsurance contract assets (liabilities)	~~W~~	(97,794)	27,898	66,143	(3,753)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss factors		Loss factor
Beginning balance	Reinsurance contract assets	~~W~~	8,453	5,236	45,328	59,017
	Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)

	Net reinsurance contract assets (liabilities)		(97,794)	27,898	66,143	(3,753)

Reinsurance revenue	Accrued reinsurance amount		—	—	72,651	72,651
	Changes in incident fulfillment cash flow		—	—	(32,100)	(32,100)
	Etc.		(1)	(115)	—	(116)

			(1)	(115)	40,551	40,435

Reinsurance service expense	Fair value method		(52,637)	—	—	(52,637)
	Etc.		(19,767)	318	—	(19,449)

			(72,404)	318	—	(72,086)

Recovery of investment elements and reinsurance premiums			(152,684)	—	152,684	—
Reinsurance finance income and expense	Current profit or loss		(2,156)	29	1,263	(864)
	Other comprehensive income		(28,793)	384	116	(28,293)

		~~W~~	(30,949)	413	1,379	(29,157)

F-2
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Remaining coverage elements			Accident factors that occur	Total
		Excluding loss recovery factors		Loss recovery factor
Cash flow for the period	Reinsurance premium paid	~~W~~	229,319	—	—	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	(43,405)	(43,405)
	Receipt of investment elements and recovery of reinsurance premiums		—	—	(152,052)	(152,052)

			229,319	—	(195,457)	33,862

Other increase/decrease			745	(347)	(47)	351
Ending balance	Reinsurance contract assets		19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)

	Net reinsurance contract assets (liabilities)	~~W~~	(123,768)	28,167	65,253	(30,348)

F-2
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(j)
Details of changes in the remaining coverage elements and occurrence elements of reinsurance contract assets (liabilities) applying the premium distribution approach for the years ended December 31, 2022 and 2023 are as follow:

		2022
		Remaining coverage elements			Accident factors that occur		Total
		Excluding loss recovery factors		Loss recovery factor	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	—	—	—	—	—
	Reinsurance contract liabilities		—	—	—	—	—

	Net reinsurance contract assets (liabilities)		—	—	—	—	—

Reinsurance revenue	Accrued reinsurance amount		—	—	614	(8)	606
	Changes in incident fulfillment cash flow		—	(65)	667	84	686
	Etc.		—	—	—	—	—

			—	(65)	1,281	76	1,292

Reinsurance service expense			(1,582)	—	—	—	(1,582)
Recovery of investment elements and reinsurance premiums			—	—	—	—	—
Reinsurance finance income and expense	Current profit or loss		255	—	(6)	—	249
	Other comprehensive income		—	—	—	—	—

			255	—	(6)	—	249

Cash flow for the period	Reinsurance premium paid		14,052	—	—	—	14,052
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	(447)	—	(447)
	Receipt of investment elements and recovery of reinsurance premiums		—	—	—	—	—

			14,052	—	(447)	—	13,605

Business Combination			14,176	140	1,798	44	16,158
Ending balance	Reinsurance contract assets		26,901	75	2,659	120	29,755
	Reinsurance contract liabilities		—	—	(33)	—	(33)

	Net reinsurance contract assets (liabilities)	~~W~~	26,901	75	2,626	120	29,722

F-2
52

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Remaining coverage elements			Accident factors that occur		Total
		Excluding loss recovery factors		Loss recovery factor	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	26,901	75	2,659	120	29,755
	Reinsurance contract liabilities		—	—	(33)	—	(33)

	Net reinsurance contract assets (liabilities)		26,901	75	2,626	120	29,722

Reinsurance revenue	Accrued reinsurance amount		—	—	2,813	79	2,892
	Changes in incident fulfillment cash flow		—	1,194	318	(71)	1,441
	Etc.		217	—	—	—	217

			217	1,194	3,131	8	4,550

Reinsurance service expense			(10,104)	—	—	—	(10,104)
Recovery of investment elements and reinsurance premiums			—	—	—	—	—
Reinsurance finance income and expense	Current profit or loss		915	—	27	3	945
	Other comprehensive income		—	—	9	1	10

			915	—	36	4	955

Cash flow for the period	Reinsurance premium paid		3,716	—	—	—	3,716
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	(1,079)	—	(1,079)
	Receipt of investment elements and recovery of reinsurance premiums		—	—	—	—	—

			3,716	—	(1,079)	—	2,637

Other increase/decrease			(1,733)	(49)	(489)	(28)	(2,299)
Ending balance	Reinsurance contract assets		19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	—	(19)	—	(78)

	Net reinsurance contract assets (liabilities)	~~W~~	19,912	1,220	4,225	104	25,461

F-2
53

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(k)	Changes by measurement element in reinsurance contract assets (liabilities) for which the premium distribution approach was not applied for the years ended December 31, 2022 and 2023 are as follow:

		2022
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	—	—	—	—	—	—
	Reinsurance contract liabilities		(421,703)	42,240	97,699	—	97,699	(281,764)

	Net reinsurance contract assets (liabilities)		(421,703)	42,240	97,699	—	97,699	(281,764)

Changes related to future services	Change in contractual service margin adjustment estimate		(34,424)	3,218	26,001	468	26,469	(4,737)
	Initial recognition effect of new contracts for the current period		(68,578)	6,142	—	64,486	64,486	2,050

			(103,002)	9,360	26,001	64,954	90,955	(2,687)

Changes related to current service	Contractual service margin amortization		—	—	(11,589)	(4,433)	(16,022)	(16,022)
	Risk-adjusted change		—	(2,445)	—	—	—	(2,445)
	Experience adjustment		19,485	—	—	—	—	19,485

			19,485	(2,445)	(11,589)	(4,433)	(16,022)	1,018

Changes related to past services	Adjustment of accident factors	~~W~~	(24,999)	(678)	—	—	—	(25,677)

F-25
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2022
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expense	Current profit or loss	~~W~~	(8,125)	1,533	3,210	2,203	5,413	(1,179)
	Other comprehensive income		56,938	(10,618)	—	—	—	46,320

			48,813	(9,085)	3,210	2,203	5,413	45,141

Cash flow for the period	Reinsurance premium paid		440,630	—	—	—	—	440,630
	Recovery of reinsurance proceeds and other reinsurance profits		(35,130)	—	—	—	—	(35,130)
	Receipt of investment elements and refund of insurance premiums		(145,284)	—	—	—	—	(145,284)

			260,216	—	—	—	—	260,216

Ending balance	Reinsurance contract assets		(52,365)	16,522	47,211	47,649	94,860	59,017
	Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)

	Net reinsurance contract assets (liabilities)	~~W~~	(221,190)	39,392	115,321	62,724	178,045	(3,753)

F-25
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(52,365)	16,522	47,211	47,649	94,860	59,017
	Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)

	Net reinsurance contract assets (liabilities)		(221,190)	39,392	115,321	62,724	178,045	(3,753)

Changes related to future services	Change in contractual service margin adjustment estimate		42,958	4,630	(71,099)	24,721	(46,378)	1,210
	Initial recognition effect of new contracts for the current period		(10,008)	1,254	—	8,924	8,924	170

			32,950	5,884	(71,099)	33,645	(37,454)	1,380

Changes related to current service	Contractual service margin amortization		—	—	(8,120)	(7,269)	(15,389)	(15,389)
	Risk-adjusted change		—	(2,485)	—	—	—	(2,485)
	Experience adjustment		16,943	—	—	—	—	16,943

			16,943	(2,485)	(8,120)	(7,269)	(15,389)	(931)

Changes related to past services	Adjustment of accident factors	~~W~~	(31,062)	(1,038)	—	—	—	(32,100)

F-25
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expense	Current profit or loss	~~W~~	(8,686)	1,711	3,188	2,923	6,111	(864)
	Other comprehensive income		(31,987)	3,694	—	—	—	(28,293)

			(40,673)	5,405	3,188	2,923	6,111	(29,157)

Cash flow for the period	Reinsurance premium paid		229,319	—	—	—	—	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		(43,405)	—	—	—	—	(43,405)
	Receipt of investment elements and refund of insurance premiums		(152,052)	—	—	—	—	(152,052)

			33,862	—	—	—	—	33,862

Other increase/decrease			351	—	—	—	—	351

Ending balance	Reinsurance contract assets		(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)

	Net reinsurance contract assets (liabilities)	~~W~~	(208,819)	47,158	39,290	92,023	131,313	(30,348)

F-25
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(l)	Details of reinsurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2022 and 2023 are as follow:

		2022
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	443,000	—	(371,957)	(5,557)	(65,860)	(374)
	Net profit contract set		24,043	—	(26,508)	(585)	1,374	(1,676)

		~~W~~	467,043	—	(398,465)	(6,142)	(64,486)	(2,050)

		2023
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	71,470	—	(61,101)	(1,104)	(9,307)	(42)
	Net profit contract set		6,322	—	(6,683)	(150)	383	(128)

		~~W~~	77,792	—	(67,784)	(1,254)	(8,924)	(170)

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(m)
The amount of contractual service margin for reinsurance contracts that do not apply the premium allocation approach as of December 31, 2022 and 2023 is expected to be recognized in profit or loss in the future as follows:

	2022
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Reinsurance contract assets	~~W~~	(7,364)	(6,682)	(16,987)	(21,143)	(42,684)	(94,860)
Reinsurance contract liabilities		(7,487)	(6,495)	(15,387)	(17,968)	(35,848)	(83,185)

	~~W~~	(14,851)	(13,177)	(32,374)	(39,111)	(78,532)	(178,045)

	2023
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Reinsurance contract assets	~~W~~	(5,256)	(4,777)	(12,166)	(15,305)	(33,455)	(70,959)
Reinsurance contract liabilities		(5,692)	(4,947)	(11,507)	(12,251)	(25,957)	(60,354)

	~~W~~	(10,948)	(9,724)	(23,673)	(27,556)	(59,412)	(131,313)

F-2
59

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

(n)	Details of insurance profits and losses for the years ended December 31, 2022 and 2023 are as follows:

		2022
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	772,251	690,905	28,087	1,491,243
	Risk-adjusted change amount		71,839	36,260	12,115	120,214
	Contractual service margin amortization		632,727	218,251	50,830	901,808
	Recovery of insurance acquisition cash flows		169,488	216	44,399	214,103
	Etc. (*)		6,743	(12)	(2,633)	4,098

			1,653,048	945,620	132,798	2,731,466
Premium allocation approach			9,915	—	349	10,264

Insurance revenue subtotal			1,662,963	945,620	133,147	2,741,730

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		790,309	647,065	41,160	1,478,534
	Changes in incident fulfillment cash flow		(425)	(36,823)	144	(37,104)
	Costs related to onerous contracts		(69,089)	(5,444)	66,723	(7,810)
	Amortization of insurance acquisition cash flows		169,488	216	44,399	214,103
	Etc. (*)		21,764	2,691	(23,612)	843

			912,047	607,705	128,814	1,648,566
Premium allocation approach			18,450	—	854	19,304

Insurance service expenses subtotal		~~W~~	930,497	607,705	129,668	1,667,870

F-2
6
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2022
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	—	62,436	3,947	66,383
	Changes in incident fulfillment cash flow		—	(26,236)	559	(25,677)
	Etc. (*)		—	(7,804)	2,080	(5,724)

			—	28,396	6,586	34,982
Premium allocation approach			1,292	—	—	1,292

Reinsurance revenue subtotal			1,292	28,396	6,586	36,274

Unapplied premium allocation approach	Expected reinsurance amount		—	39,103	1,949	41,052
	Risk-adjusted change amount		—	3,242	270	3,512
	Contractual service margin amortization		—	11,589	4,433	16,022
	Etc. (*)		—	(504)	2,246	1,742

			—	53,430	8,898	62,328
Premium allocation approach			1,582	—	—	1,582

Reinsurance service expenses subtotal			1,582	53,430	8,898	63,910

		~~W~~	732,176	312,881	1,167	1,046,224

(*)	Include amounts allocated to loss components, etc.

F-2
6
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	776,917	706,136	90,916	1,573,969
	Risk-adjusted change amount		55,712	36,036	24,797	116,545
	Contractual service margin amortization		536,399	215,795	162,449	914,643
	Recovery of insurance acquisition cash flows		133,781	337	128,162	262,280
	Etc. (*)		(18,762)	65	11,218	(7,479)

			1,484,047	958,369	417,542	2,859,958
Premium allocation approach			29,504	—	10,137	39,641

Insurance revenue subtotal			1,513,551	958,369	427,679	2,899,599

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		794,824	644,118	74,638	1,513,580
	Changes in incident fulfillment cash flow		(5,104)	14,944	1,628	11,468
	Costs related to onerous contracts		(74,960)	8,286	31,314	(35,360)
	Amortization of insurance acquisition cash flows		133,868	337	128,075	262,280
	Etc. (*)		(10,235)	1,451	(28,812)	(37,596)

			838,393	669,136	206,843	1,714,372
Premium allocation approach			37,657	—	(3,250)	34,407

Insurance service expenses subtotal		~~W~~	876,050	669,136	203,593	1,748,779

F-2
6
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

28.	Liability under insurance contracts and reinsurance contracts (continued)

		2023
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	27	67,051	5,573	72,651
	Changes in incident fulfillment cash flow		2	(29,952)	(2,150)	(32,100)
	Etc. (*)		(1)	(2,021)	1,906	(116)

			28	35,078	5,329	40,435
Premium allocation approach			4,550	—	—	4,550

Reinsurance revenue subtotal			4,578	35,078	5,329	44,985

Unapplied premium allocation approach	Expected reinsurance amount		—	41,537	7,324	48,861
	Risk-adjusted change amount		—	3,227	626	3,853
	Contractual service margin amortization		—	8,120	7,269	15,389
	Etc. (*)		—	(247)	4,230	3,983

			—	52,637	19,449	72,086
Premium allocation approach			5,375	—	4,729	10,104

Reinsurance service expense subtotal			5,375	52,637	24,178	82,190

		~~W~~	636,704	271,674	205,237	1,113,615

(*)	Include amounts allocated to loss components, etc.

F-26
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Insurance finance income and expense
Details of insurance finance income and expense for the years ended December 31, 2022 and 2023 are as follow:

			December 31, 2022
			Life insurance				Non-life insurance			Total
			General		Variable	Retirement	Long-term	General	Car

Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	2,364	—	—	—	—	—	2,364
		Discount rate change effect		—	—	—	27	10	—	37
		Etc.		21,162	827,377	—	—	—	—	848,539

				23,526	827,377	—	27	10	—	850,940
Insurance finance expense s	Insurance contract	Exchange rate fluctuation effect		25,870	—	—	—	—	—	25,870
		Etc.		219	16,881	—	—	—		17,100

				26,089	16,881	—	—	—	—	42,970
	Reinsurance contract	Exchange rate fluctuation effect		—	—	—	—	6	—	6

				26,089	16,881	—	—	6	—	42,976

Total insurance finance income and expense recognized in current profit or loss				(2,563)	810,496	—	27	4	—	807,964
Insurance finance income and expense recognized as other comprehensive income (*)				6,330,587	65,750	—	—	—	—	6,396,337
Reinsurance finance income and expense recognized in other comprehensive income (*)				46,320	—	—	—	—	—	46,320

Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	6,374,344	876,246	—	27	4	—	7,250,621

(*)	Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

F-26
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

29.	Insurance finance income and expense (continued)

			2023
			Life insurance				Non-life insurance			Total
			General		Variable	Retirement	Long-term	General	Car
Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	13,656	—	—	—	—	—	13,656
		Discount rate change effect		—	—	—	—	—	—	—
		Etc.		38,384	91,062	—	—	—	—	129,446

				52,040	91,062	—	—	—	—	143,102
	Reinsurance contract	Discount rate change effect		—	—	—	—	-38	—	-38

				52,040	91,062	—	—	-38	—	143,064
Insurance finance expenses	Insurance contract	Exchange rate fluctuation effect		19,345	—	—	—	—	—	19,345
		Discount rate change effect		—	—	—	—	—	—	—
		Etc.		935	638,881	—	—	—	—	639,816

				20,280	638,881	—	—	—	—	659,161

Total insurance finance income and expense recognized in current profit or loss				31,760	(547,819)	—	—	(38)	—	(516,097)
Insurance finance income and expense recognized as other comprehensive income (*)				(2,970,845)	9,841	—	(15)	—	—	(2,961,019)
Reinsurance finance income and expense recognized in other comprehensive income (*)				(28,276)	—	—	(7)	—	—	(28,283)

Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	(2,967,361)	(537,978)	—	(22)	(38)	—	(3,505,399)

(*)	Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

F-26
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

30.	Investment contract liabilities
Details of investment contract liabilities as of December 31, 2022 and 2023 are as follow:

	2022		2023
Financial liabilities measured at amortized cost (*)	~~W~~	2,133,586	1,572,685

(*)	This is retirement pension policyholder reserve.

31.	Other liabilities
Other liabilities as of December 31, 2022 and 2023 are as follows:

	2022		2023
Lease liabilities (*)	~~W~~	623,339	613,914
Accounts payable		12,343,884	18,917,257
Accrued expenses		4,418,363	5,877,135
Dividend payable		34,698	8,809
Advance received		186,134	168,940
Unearned income		448,094	492,886
Withholding value-added tax and other taxes		751,695	876,814
Securities deposit received		2,451,521	2,552,266
Foreign exchange settlement pending		359,422	302,322
Domestic exchange settlement pending		2,308,574	9,238,159
Payable from trust account		6,579,457	6,537,565
Due to agencies		718,082	801,976
Deposits for subscription		18,931	30,729
Sundry liabilities		2,149,160	2,394,202
Others		42,824	45,221
Present value discount		(97,703)	(135,855)

	~~W~~	33,336,475	48,722,340

(*)
As of December 31, 2022 and 2023, the Group accounts for the lease liabilities as other liabilities.
For the year ended December 31, 2022, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
12,337 million, cash outflows from leases are
~~W~~
279,406 million, and interest expense on lease liabilities is
~~W~~
13,379 million. For the year ended December 31, 2023, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
23,272 million, cash outflows from leases are
~~W~~
293,240 million, and interest expense on lease liabilities is
~~W~~
18,855 million.

F-26
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity

(a)	Equity as of December 31, 2022 and 2023 are as follows:

	2022		2023
Capital stock:
Common stock (*1)	~~W~~	2,608,176	2,695,586
Preferred stock (*1)		361,465	274,055

		2,969,641	2,969,641

Hybrid bond		4,196,968	4,001,731

Capital surplus:
Share premium		11,352,819	11,352,744
Others		742,224	742,224

		12,095,043	12,094,968

Capital adjustments		(582,859)	(658,664)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(6,669,931)	(3,503,542)
Equity in other comprehensive loss of associates		(8,126)	(970)
Foreign currency translation adjustments for foreign operations		(112,283)	(118,517)
Net loss from cash flow hedges		(96,388)	(35,108)
Remeasurement of net defined benefit liabilities (assets)		(91,993)	(292,328)
Changes in own credit risk on financial liabilities designated under fair value option		(5,155)	(3,884)
Net finance income on insurance contract assets (liabilities)		5,039,081	2,866,623
Net finance income on reinsurance contract assets (liabilities)		34,045	13,273

		(1,910,750)	(1,074,453)

Retained earnings (*2),(*3),(*4)		33,963,799	36,387,314
Non-controlling interest (*5),(*6)		2,691,716	2,601,328

	~~W~~	53,423,558	56,321,865

(*1)	Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.
(*2)
As of December 31, 2022 and 2023, profits reserved by the Group in accordance with Article 53 of the Financial Holding Companies Act amounted to
~~W~~
2,573,435 million and
~~W~~
2,698,360 million, respectively.

(*3)	As of December 31, 2022 and 2023, the regulatory reserves for loan losses the Group appropriated in retained earnings are ~~W~~ 18,524 million and ~~W~~ 21,078 million, respectively.
(*4)	As of December 31, 2023, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~ 7,543,306 million.
(*5)	As of December 31, 2022 and 2023, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. issued are ~~W~~ 2,537,569 million and

F-26
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

~~W~~
2,437,561 million, respectively, and are recognized as
non-controlling
interests. And, for the years ended December 31, 2022 and 2023, the amounts of dividends paid for the hybrid bonds of Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd.
~~W~~
81,262 million and
~~W~~
106,715 million, respectively, are allocated to profit attributed to non-controlling
interest.
(*6)
During the year ended December 31, 2022,
non-controlling
interests decreased by
~~W~~
89,912 million due to the acquisition of remaining shares by Shinhan Asset Trust Co., Ltd., and non-controlling
interests increased by
~~W~~
19,454 million due to
paid-in
capital increase of Shinhan EZ General Insurance Co., Ltd.

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2022 and 2023 are as follows:

	2022			2023
Number of authorized shares			1,000,000,000		1,000,000,000
Types of stock		Common stocks	Preferred stocks	Common stocks	Preferred stocks
Par value per share in won	~~W~~	5,000	5,000	5,000	—
Number of issued common stocks		508,784,869	17,482,000	512,759,471	—
Capital stock (*)	~~W~~	2,608,176	361,465	2,695,586	274,055

(*)	Due to profit retirement, the capital is different from the total face value of issued stocks.

(ii)	The details of changes in the number of common shares outstanding as of December 31, 2022 and 2023 are as follows:

	2022	2023
Beginning balance	516,593,202	508,778,517
Increase	—	17,482,000
Decrease	(7,814,685)	(13,507,398)
Ending balance	508,778,517	512,753,119

(iii)	The details of convertible preferred stock as of December 31, 2022 and 2023 are as follows:

	2022	2023
Beginning balance	17,482,000	17,482,000
Decrease (*)	—	(17,482,000)
Ending balance	17,482,000	—

(*)	Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.

F-26
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

(c)	Hybrid bonds
Hybrid bonds classified as other equity instruments as of December 31, 2022 and 2023 are as follows:

	Issue date	Maturity date	Interest rate (%)	2022		2023
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	—		134,678	—
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	August 29, 2018	Perpetual bond	—		398,679	—
	June 28, 2019	Perpetual bond	3.27		199,476	199,476
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		—	398,831
	July 13, 2023	Perpetual bond	5.40		—	498,815

USD	August 13, 2018	Perpetual bond	—		559,526	—
	May 12, 2021	Perpetual bond	2.88		556,007	556,007

				~~W~~	4,196,968	4,001,731

(*)	For the year ended December 31, 2023, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,354 million.
The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

(d)	Capital adjustments

(i)	Changes in capital adjustments for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Beginning balance	~~W~~	(664,429)	(582,859)
Acquisition of treasury stocks		(300,000)	(485,947)
Disposal and retirement of treasury stocks		300,000	485,947
The acquisition commitment amount for subsidiaries’ remaining shares		86,711	—
Repayments of hybrid bonds		(317)	(102,350)
Other transactions with owners		(4,824)	26,545

Ending balance	~~W~~	(582,859)	(658,664)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

(ii)	Details of treasury stock acquisition for the years ended December 31, 2022 and 2023 are as follows:

	2022			2023
	The number of share	Carrying amount		The number of share	Carrying amount
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	7,814,685		300,000	13,507,398		485,947
Retirement (*)	(7,814,685)		(300,000)	(13,507,398)		(485,947)

Ending balance	6,352	~~W~~	227	6,352	~~W~~	227

(*)
For the year ended December 31, 2022, treasury stocks were acquired for retirement, and the retirement of 3,665,423 shares and 4,149,262 shares was completed on April 25, 2022 and November 23, 2022, respectively. For the year ended December 31, 2023, the Group acquired treasury stocks for retirement, and the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares was completed on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively.

F-2
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

(e)	Accumulated other comprehensive income
Changes in accumulated other comprehensive income for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021
	Items that are or may be reclassified to profit or loss							Items that will not be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other comprehensive income of separate account	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	146,829	161,919	4,875	(377,061)	(48,171)	18,423	(385,780)	(26)	79,982	(5,171)	(404,181)
Change due to fair value		(1,110,290)	(31,924)	6,517	—	—	(56,484)	—	(3)	21,408	(1,526)	(1,172,302)
Reclassification:
Change due to impairment or disposal		(114,399)	—	—	—	—	—	—	—	—	—	(114,399)
Effect of hedge accounting		—	—	—	—	(209,869)	—	—	—	—	—	(209,869)
Hedging		10,627	—	—	(74,525)	239,800	—	—	—	—	—	175,902
Effects from changes in foreign exchange rate		—	—	—	333,059	—	—	—	—	673	—	333,732
Remeasurements of the defined benefit plans		—	—	—	—	—	—	59,441	—	—	—	59,441
Deferred income taxes		334,391	11,826	(3,769)	(6,226)	(8,231)	15,211	(16,164)	1	(16,061)	(1,272)	309,706
Transfer to other account		—	—	—	—	—	—	—	—	29,421	6,153	35,574
Non-controlling interests		2,547	—	—	(466)	—	—	(621)	—	—	—	1,460

Ending balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	(343,124)	(28)	115,423	(1,816)	(984,936)

F-2
71

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

	2022
	Items that are or may be reclassified to profit or loss									Items that will not be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other Comprehensive income of separate account	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance income (expense) on reinsurance contract assets (liabilities)	Remeasure - ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	—	—	(343,124)	(28)	115,423	(1,816)	(984,936)
Adjustment on initial application of IFRS 17		(137,385)	(141,821)	—	—	347	22,850	333,178	—	—	—	2,544	—	79,713
Beginning balance (restated)		(867,680)	—	7,623	(125,219)	(26,124)	—	333,178	—	(343,124)	(28)	117,967	(1,816)	(905,223)
Change due to fair value		(8,059,410)	—	(16,914)	—	—	—	6,396,337	46,320	—	9	10,880	(5,919)	(1,628,697)
Reclassification:
Change due to impairment or disposal		(37,142)	—	(7,333)	—	—	—	—	—	—	—	—	—	(44,475)
Effect of hedge accounting		—	—	—	—	(190,372)	—	—	—	—	—	—	—	(190,372)
Hedging		63,480	—	—	(25,793)	87,491	—	—	—	—	—	—	—	125,178
Effects from changes in foreign exchange rate		—	—	—	40,679	—	—	—	—	—	—	(823)	—	39,856
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	—	—	348,017	—	—	—	348,017
Deferred income taxes		2,110,516	—	8,489	(154)	32,617	—	(1,690,434)	(12,275)	(96,026)	(14)	(9,171)	1,170	344,718
Transfer to other account		—	—	—	—	—	—	—	—	—	42	(2,134)	1,410	(682)
Non-controlling interests		3,586	—	—	(1,796)	—	—	—	—	(860)	—	—	—	930

Ending balance	~~W~~	(6,786,650)	—	(8,135)	(112,283)	(96,388)	—	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)

F-2
7
2

SHINHAN FINANCIAL GROUP CO., LTD.
AND
SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

	2023
	Items that are or may be reclassified to profit or loss							Items that will not be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure - ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	—	—	(2,961,019)	(28,283)	—	—	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	—	—	—	—	—	—	—	4,199	5,077	474,619
Effect of hedge accounting		—	—	—	(69,484)	—	—	—	—	—	—	(69,484)
Hedging		(28,044)	—	(3,903)	152,927	—	—	—	—	—	—	120,980
Effects from changes in foreign exchange rate		—	—	2,316	—	—	—	—	—	2,862	—	5,178
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	(272,792)	—	—	—	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	—	(3,402)	(465)	(302,295)
Transfer to other account		—	—	—	—	—	—	—	—	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	—	11	—	—	—	522	—	—	—	(3,795)

Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

F-2
7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

(f)	Appropriation of retained earnings
The appropriation of retained earnings for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Date of appropriation:	March 23, 2023		March 26, 2024
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,461,771	5,033,475
Retirement of treasury stock		(300,661)	(486,999)
Dividend to hybrid bonds		(156,277)	(189,672)
Interim dividends		(637,598)	(817,122)
Net income		1,249,251	1,671,011

		5,616,486	5,210,693

Transfer from voluntary reserves
Loan loss reserve reversal amount		—	422

		5,616,486	5,211,115

Appropriation of retained earnings:
Legal reserve		124,925	167,101
Dividends
Dividends on common stocks paid		440,093	268,697
Dividends on preferred stocks paid		15,122	—
Regulatory reserve for loan losses		2,554	—
Loss on repayments of hybrid bonds		317	102,667

		583,011	538,465

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	5,033,475	4,672,650

(*)	These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Financial Group.

(g)	Regulatory reserve for loan losses
In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.
i) Changes in regulatory reserve for loan losses including
non-controlling
interests as of December 31, 2022 and 2023 are as follows:

	2022		2023
Beginning balance	~~W~~	3,647,972	3,609,851
Expected reversal of regulatory reserve for loan losses		(38,121)	(153,364)

Ending balance	~~W~~	3,609,851	3,456,487

F-27
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

32.	Equity (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2022 and 2023 are as follows:

	2022		2023
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,665,643	4,368,035
Provision for regulatory reserve for loan losses		38,508	151,357

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	4,704,151	4,519,392

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		8,571	8,361

(*)	Dividends for hybrid bonds are deducted.

33.	Dividends

(a)	The interim dividends paid for the years ended December 31, 2021, 2022 and 2023 are as follows:

2021
Dividend base date		Amount
June 30, 2021 (2 nd Quarter)	Common stock ( ~~W~~ 300 per share)	~~W~~	154,978
	Convertible preferred stock (W300 per share)		5,245

		~~W~~	160,223

September 30, 2021 (3 rd Quarter)	Common stock ( ~~W~~ 260 per share)	~~W~~	134,314
	Convertible preferred stock (W260 per share)		4,545

		~~W~~	138,859

		~~W~~	299,082

2022
Dividend base date		Amount
March 31, 2022 (1 st Quarter )	Common stock ( ~~W~~ 400 per share)	~~W~~	206,277
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	213,270

June 30, 2022 (2 nd Quarter )	Common stock ( ~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	212,164

September 30, 2022 (3 rd Quarter )	Common stock ( ~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	212,164

		~~W~~	637,598

F-27
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

33.	Dividends (continued)

2023
Dividend base date		Amount
March 31, 2023 (1 st Quarter )	Common stock ( ~~W~~ 525 per share)	~~W~~	265,179
	Convertible preferred stock ( ~~W~~ 525 per share)		9,178

		~~W~~	274,357

June 30, 2023 (2 nd Quarter )	Common stock ( ~~W~~ 525 per share)	~~W~~	272,129

September 30, 2023 (3 rd Quarter )	Common stock ( ~~W~~ 525 per share)	~~W~~	270,636

		~~W~~	817,122

(b)	Details of dividends recognized as distributions to stockholders for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022		2023 (*1)
Common Stock:
Total number of shares issued and outstanding		516,599,554		508,784,869		512,759,471
Par value per share in won		5,000		5,000		5,000
Dividend per share in won (*3)		1,400		865		525
Dividends (*2)	~~W~~	723,230	~~W~~	440,093	~~W~~	268,697

Dividend rate per share (*3)		28.0%		17.3%		10.5%

Preferred Stock:
Total number of shares issued and outstanding		17,482,000		17,482,000		—
Par value per share in won		5,000		5,000		—
Dividend per share in won		1,400		865		—
Dividends	~~W~~	24,475	~~W~~	15,122		—

Dividend rate per share		28.0%		17.3%		—

Record date (*4)		2021-12-31		2022-12-31		2024-02-23

(*1)	The current dividend (plan) was decided on March 26, 2024. The amount of dividends was not recognized as a distribution to the owner during the period.
(*2)	Dividends on own shares held by the Group are excluded.
(*3)
Excluding quarterly dividends, including quarterly dividends, dividends per share are KRW
 1,960, KRW
2,065 and KRW 2,100 for the years ended December 31,
2021,
2022 and 2023, respectively, and dividend rate per share are

39.2%,
 41.3% and 42.0% for the years ended December 31,
2021,
2022 and 2023, respectively.

(*4)
At the regular stockholders’ general meeting on March 23, 2023, the Articles of Incorporation were revised to allow the dividend base date to be determined by resolution of the Board of Directors, and the dividend base date for the 2023 annual dividend is February 23, 2024.

F-27
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

33.	Dividends (continued)

(c)	The details of dividends paid by the Group related to the preferred stock issued for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	1,960	34,265	42,900	4.57

	2022
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	2,065	36,101	42,900	4.81

	2023
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock (*)	17,482,000	525	9,178	42,900	1.22

(*)	Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023, and dividends were paid before conversion.

(d)	Dividends for hybrid bond is calculated as follows for the years ended December 31, 2021, 2022 and 2023:

	2021		2022		2023
Amount of hybrid bond	~~W~~	3,347,700	~~W~~	4,212,700	~~W~~	4,014,550
Interest rate (%)		2.88 ~ 5.88		2.88 ~ 5.88		2.88 ~ 5.40

Dividends	~~W~~	116,388	~~W~~	156,277	~~W~~	189,672

F-27
7

SHINHAN FINANCIAL GROUP CO., LTD. AND
SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

34.	Net interest income
Net interest income for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Interest income:
Cash and due from banks at amortized cost	~~W~~	85,846	281,575	590,831
Deposits at FVTPL		1,298	1,329	—
Securities at FVTPL		659,927	924,346	1,396,409
Securities at FVOCI		896,027	1,846,888	2,357,108
Securities at amortized cost		1,091,974	691,798	1,062,110
Loans at amortized cost		11,889,767	16,064,617	21,676,818
Loans at FVTPL		35,587	69,146	120,815
Insurance finance interest income		—	119,801	240,534
Others		63,804	92,825	134,586

		14,724,230	20,092,325	27,579,211

Interest expense:
Deposits		(2,173,804)	(4,642,670)	(9,790,811)
Financial liabilities designated at FVTPL		—	(1,296)	(9,804)
Borrowings		(330,548)	(938,641)	(1,895,913)
Debt securities issued		(1,390,230)	(1,901,458)	(2,735,421)
Insurance finance interest expense		—	(1,792,702)	(1,945,318)
Others		(60,323)	(218,705)	(384,022)

		(3,954,905)	(9,495,472)	(16,761,289)

Net interest income	~~W~~	10,769,325	10,596,853	10,817,922

F-27
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

35.	Net fees and commission income
Net fees and commission income for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Fees and commission income:
Credit placement fees	~~W~~	71,480	68,101	75,930
Commission received as electronic charge receipt		148,626	147,727	146,037
Brokerage fees		577,238	340,367	369,175
Commission received as agency		146,662	136,114	134,432
Investment banking fees		188,644	232,512	165,366
Commission received in foreign exchange activities		271,808	295,161	295,722
Trust management fees		310,376	308,353	299,600
Credit card fees		1,175,084	1,202,129	1,378,200
Operating lease fees (*)		365,447	478,374	600,283
Others		884,520	675,508	710,498

		4,139,885	3,884,346	4,175,243

Fees and commission expense:
Credit-related fee		(38,668)	(37,313)	(45,739)
Credit card fees		(836,990)	(895,787)	(930,044)
Others		(589,230)	(537,704)	(552,254)

		(1,464,888)	(1,470,804)	(1,528,037)

Net fees and commission income	~~W~~	2,674,997	2,413,542	2,647,206

(*)	Among operating lease fees recognized for the years ended December 31, 2021, 2022 and 2023, there is no variable lease fee income which does not vary by index or rate.

36.	Dividend income
Dividend income for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Securities at FVTPL	~~W~~	100,315	144,869	121,347
Securities at FVOCI		24,216	32,700	60,139

	~~W~~	124,531	177,569	181,486

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

37.	Net gain (loss) on financial instruments measured at fair value through profit or loss
Net gain (loss) on financial instruments measured at fair value through profit or loss for the ended December 31, 2021
,
2022 and 2023 are as follows:

	2021		2022	2023
Net gain (loss) on due from banks measured at FVTPL
Gain (loss) on valuation	~~W~~	(296)	(10,600)	3,964
Loss on sale		(1,479)	—	—

		(1,775)	(10,600)	3,964

Net gain (loss) on loans measured at FVTPL
Loss on valuation		(78,416)	(35,653)	(6,562)
Gain on sale		15,312	14,062	36,774

		(63,104)	(21,591)	30,212

Net gain (loss) on securities measured at FVTPL
Debt securities
Gain (loss) on valuation		97,281	(677,327)	755,501
Gain (loss) on sale		(92,230)	(244,263)	197,148
Other gains		506,980	590,933	624,282

		512,031	(330,657)	1,576,931

Equity securities
Gain (loss) on valuation		180,363	(337,302)	540,188
Gain (loss) on sale		199,702	(284,267)	428,947

		380,065	(621,569)	969,135

Other
Gain on valuation		9,316	2,089	11,635

		901,412	(950,137)	2,557,701

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Gain (loss) on valuation		(7,745)	41,316	(60,144)
Gain (loss) on disposal		(67,522)	53,066	(88,398)

		(75,267)	94,382	(148,542)

Other
Loss on valuation		(26,224)	(38,996)	(60,565)
Gain on disposal		3,489	2,726	1,606

		(22,735)	(36,270)	(58,959)

		(98,002)	58,112	(207,501)

Derivatives:
Gain (loss) on valuation		(64,128)	(702,735)	292,483
Gain (loss) on transaction		429,228	466,118	(183,233)

		365,100	(236,617)	109,250

	~~W~~	1,103,631	(1,160,833)	2,493,626

F-2
80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

38.	Net gain (loss) on financial instruments designated at fair value through profit or loss
Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Financial liabilities designated at fair value through profit or loss:
Debt securities issued:
Gain on valuation	~~W~~	—	2,673	2,495
Compound financial instruments:
Gain on valuation		423,914	804,068	51,750
Loss on sale and redemption		(512,215)	(229,799)	(492,025)

	~~W~~	(88,301)	574,269	(440,275)

		(88,301)	576,942	(437,780)

39.	Reversal of (provision for) credit loss allowance
Reversal of (provision for) credit loss allowance on financial assets for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Allowance provided:
Loans at amortized cost	~~W~~	(907,070)	(1,244,351)	(2,114,442)
Other financial assets at amortized cost		(52,162)	(32,831)	(90,770)
Securities at fair value through other comprehensive income		(19,697)	—	(2,271)
Unused credit line and financial guarantee		—	(19,106)	(37,156)
Securities at amortized cost		(5,305)	(538)	—

		(984,234)	(1,296,826)	(2,244,639)

Allowance reversed:
Securities at fair value through other comprehensive income	~~W~~	—	5,013	—
Securities at amortized cost		—	—	136
Unused credit commitment and financial guarantee		9,549	—	—

		9,549	5,013	136

	~~W~~	(974,685)	(1,291,813)	(2,244,503)

F-2
81

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

40.	General and administrative expenses
General and administrative expenses for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Employee benefits:
Salaries	~~W~~	3,283,436	3,218,540	3,247,162
Severance benefits:
Defined contribution		38,577	35,290	35,679
Defined benefit		192,614	156,181	109,444
Termination benefits		268,089	154,012	197,184

		3,782,716	3,564,023	3,589,469

Entertainment		38,552	46,374	46,050
Depreciation		490,457	462,024	514,100
Amortization		155,202	186,448	225,900
Taxes and utility bills		187,432	206,421	245,723
Advertising		280,780	339,915	285,495
Research		25,320	20,703	21,494
Others		782,629	818,252	967,106

	~~W~~	5,743,088	5,644,160	5,895,337

41.	Share-based payments

(a)	Performance shares granted as of December 31, 2023 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)
Exercising period	4 years from the commencement date of the year to which the grant date belongs
Estimated number of shares vested at December 31, 2023	730,250	2,480,651
Fair value per share in Korean won (*)	~~W~~ 44,222, ~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081 and ~~W~~ 38,156 for the expiration of exercising period from 2019 to 2023	~~W~~ 40,150

(*)
Based on performance-based stock compensation, the reference stock price (the arithmetic average of the weighted average share price of transaction volume for the past two months, the past one month, and the past one week from the day before the base date) of four years after the commencement of the grant year is paid in cash, and the fair value of the reference stock price to be paid in the future is assessed as the closing price of the settlement.

F-2
82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

41.	Share-based payments (continued)

(b)	Share-based compensation costs for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021
	Employees of
	The controlling company		The subsidiaries	Total
Stock options granted:
7 th (*)	~~W~~	(1)	(1)	(2)
Performance shares		4,286	32,899	37,185

	~~W~~	4,285	32,898	37,183

	2022
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	3,159	25,092	28,251

	2023
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	5,123	36,751	41,874

(*)	As of December 31, 2021, all stock options have expired.

(c)	Accrued expenses recognized related to share-based payment transactions as of December 31, 2021, 2022 and 2023 are as follows:

	2021 (*)
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	10,598	82,498	93,096

(*)	As of December 31, 2021, all stock options have expired.

	2022
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	12,746	91,469	104,215

	2023
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	16,079	111,056	127,135

F-2
8
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

42.	Other operating expenses, net
Other operating income and other operating expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	18,843	33,147	178,158
Others:
Gain on hedged items		501,676	1,122,823	422,074
Reversal of allowance for guarantees and acceptances		—	410	4,856
Gain on other trust accounts		44,238	142	2
Reversal of other allowance		8,886	388	1,790
Others		356,611	461,660	547,573

		911,411	1,585,423	976,295

		930,254	1,618,570	1,154,453

Other operating expense
Loss on disposal of assets:
Loans at amortized cost		(347)	(5,533)	(19,723)
Others:
Loss on hedged items		(518,891)	(1,091,195)	(448,664)
Fund contribution		(397,884)	(440,715)	(470,227)
Provision for guarantees and acceptances		(3,457)	—	—
Provision for other debt allowances		(52,123)	(22,415)	(15,516)
Depreciation of operating lease assets		(257,033)	(351,208)	(445,006)
Others (*)		(1,190,546)	(1,407,824)	(1,942,047)

		(2,419,934)	(3,313,357)	(3,321,460)

		(2,420,281)	(3,318,890)	(3,341,183)

Other operating expenses, net	~~W~~	(1,490,027)	(1,700,320)	(2,186,730)

(*)
Includes
~~W~~
293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood” for the year ended December 31, 2023.

F-2
8
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Net other non-operating income
Other
non-operating
income and other
non-operating
expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Other non-operating income
Gain on disposal of assets:
Property and equipment	~~W~~	1,836	67,411	4,944
Investment property		108	29,305	56,640
Assets held for sale (*1)		16,976	448,770	1,753
Lease assets		247	36	9
Right-of-use assets		2,986	4,131	3,388

		22,153	549,653	66,734

Investments in associates:
Gain on disposal		39,593	8,965	12,435
Reversal of impairment loss		—	5,924	—

		39,593	14,889	12,435

Others:
Rental income on investment property		35,887	33,366	24,472
Reversal of impairment losses on intangible asset		372	396	50
Gain from assets contributed		20	4	—
Gain from bargain purchase		—	12,349	—
Others		64,272	75,511	66,546

		100,551	121,626	91,068

		162,297	686,168	170,237

Other non-operating expense
Loss on disposal of assets:
Property and equipment		(2,027)	(2,546)	(6,009)
Investment property		(2,111)	—	—
Lease assets		—	(9)	—
Right-of-use assets		(2,920)	(737)	(1,063)
Others		(1,186)	(183)	(29)

		(8,244)	(3,475)	(7,101)

Investments in associates:
Loss on disposal		(11,002)	(19,045)	(19,266)
Impairment loss		(10,719)	(7,529)	(15,583)

		(21,721)	(26,574)	(34,849)

F-28
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

43.	Net other non-operating income (continued)

	2021		2022	2023
Others:
Donations		(64,098)	(67,558)	(100,201)
Depreciation of investment properties		(21,616)	(18,115)	(15,058)
Impairment loss on property and equipment		(7,594)	—	(1,409)
Impairment loss on intangible assets		(34,916)	(3,158)	(10,732)
Write-off of intangible assets		(1,346)	(1,822)	(446)
Expenses on collection of special bonds		(11,275)	(10,259)	(9,130)
Others (*2)		(518,519)	(215,842)	(252,289)

		(659,364)	(316,754)	(389,265)

		(689,329)	(346,803)	(431,215)

Net other non-operating gain (loss)	~~W~~	(527,032)	339,365	(260,978)

(*1)
Gain and loss on disposal of
sale-and-leaseback
are included in gain and loss on disposal of property and equipment, gain and loss on disposal of investment property and gain on assets held for sale, respectively. Gain on disposal of sale-and-leaseback
for the year ended December 31, 2022 is
~~W~~
443,780

million
.

(*2)
It includes

W466,775 million,

~~W~~
168,020 million and
~~W~~
51,948 million, respectively, for the years ended December 31
, 2021
, 2022 and 2023 of estimated claim for damages that are highly probable to be paid in case of customer losses expected due to redemption delays of Lime CI funds, etc.

44.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Current income tax expense	~~W~~	1,498,819	1,663,188	1,301,802
Temporary differences		(322,279)	(397,017)	493,026
Income tax recognized in other comprehensive income		294,496	344,941	(307,868)

Income tax expenses	~~W~~	1,471,036	1,611,112	1,486,960

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Profit before income taxes	~~W~~	5,583,664	6,366,626	5,964,960

Income taxes at statutory tax rates		1,530,030	1,740,460	1,564,388
Adjustments:
Non-taxable income		(8,417)	(13,902)	(10,350)
Non-deductible expense		15,975	16,762	16,514
Tax credit		(159)	(1,233)	(1,185)
Others		(66,393)	(130,975)	(82,407)

Income tax expense	~~W~~	1,471,036	1,611,112	1,486,960

Effective tax rate		26.35%	25.31	24.93

F-28
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(340,992)	(9,780)	—	(350,772)
Account receivable		(26,580)	2,885	—	(23,695)
Financial assets measured at fair value		57,933	(1,152,836)	2,101,344	1,006,441
Investment in associates and etc.		178,262	(3,550)	8,698	183,410
Valuation and depreciation of property and equipment		(135,375)	34,757	—	(100,618)
Derivative asset		22,215	207,521	32,617	262,353
Deposits		24,430	12,617	—	37,047
Accrued expenses		154,716	55,012	—	209,728
Defined benefit obligation		549,950	23,960	(98,133)	475,777
Plan assets		(601,844)	(36,244)	2,107	(635,981)
Other provisions		389,570	9,303	—	398,873
Allowance for acceptances and guarantees		32,462	(8,039)	—	24,423
Allowance related to asset revaluation		(49,713)	1,822	—	(47,891)
Allowance for expensing depreciation		(274)	72	—	(202)
Accrued contributions		36,114	925	—	37,039
Financial liabilities designated at fair value through profit of loss		(74,655)	(204,434)	—	(279,089)
Allowances		132,239	33,839	—	166,078
Constructive dividend		16,737	450	—	17,187
Liability under insurance contracts		96,760	(3,223)	—	93,537
Others		(1,017,980)	1,131,269	(1,701,692)	(1,588,403)

		(556,025)	96,326	344,941	(114,758)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		266,605	(47,047)	—	219,558

	~~W~~	(289,420)	49,279	344,941	104,800

(*)	Deferred tax assets from overseas subsidiaries are decreased by ~~W~~ 2,797 million due to foreign exchange rate movements.

F-28
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Income tax expense (continued)

	2023
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(350,772)	(81,504)	—	(432,276)
Account receivable		(23,695)	2,341	—	(21,354)
Financial assets measured at fair value		1,006,441	587,125	(1,139,313)	454,253
Investment in associates and etc.		183,410	7,439	(2,581)	188,268
Valuation and depreciation of property and equipment		(100,618)	(3,460)	—	(104,078)
Derivative asset		262,353	(81,234)	(28,731)	152,388
Deposits		37,047	(3,494)	—	33,553
Accrued expenses		209,728	11,730	—	221,458
Defined benefit obligation		475,777	(1,566)	70,456	544,667
Plan assets		(635,981)	16,645	1,353	(617,983)
Other provisions		398,873	111,731	—	510,604
Allowance for acceptances and guarantees		24,423	(2,406)	—	22,017
Allowance related to asset revaluation		(47,891)	182	—	(47,709)
Allowance for expensing depreciation		(202)	62	—	(140)
Accrued contributions		37,039	630	—	37,669
Financial assets (liabilities) designated at fair value through profit of loss		(279,089)	46,492	—	(232,597)
Allowances		166,078	57,988	—	224,066
Constructive dividend		17,187	531	—	17,718
Liability under insurance contracts		93,537	(82,092)	—	11,445
Others		(1,588,403)	(754,058)	790,948	(1,551,513)

		(114,758)	(166,918)	(307,868)	(589,544)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		219,558	(18,890)	—	200,668

	~~W~~	104,800	(185,808)	(307,868)	(388,876)

(*1)	Deferred tax assets from overseas subsidiaries are decreased by ~~W~~ 650 million due to foreign exchange rate movements.
(*2)	The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in IAS 12.

F-28
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2022 and 2023 are as follows:

	January 1, 2022			Changes		December 31, 2022
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(1,011,185)	261,472	(8,021,562)	2,101,344	(9,032,747)	2,362,816
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(2,506)	689	(4,508)	1,170	(7,014)	1,859
Foreign currency translation adjustments for foreign operations		(116,857)	(8,362)	13,090	(154)	(103,767)	(8,516)
Gain (loss) on cash flow hedges		(35,753)	9,629	(102,881)	32,617	(138,634)	42,246
Equity in other comprehensive income (loss) of associates		13,361	(5,765)	(24,420)	8,698	(11,059)	2,933
Remeasurements of the defined benefit liability		(473,551)	130,426	347,157	(96,026)	(126,394)	34,400
Net finance income (expense) on insurance contract		459,556	(126,378)	6,442,655	(1,702,708)	6,902,211	(1,829,086)

	~~W~~	(1,166,935)	261,711	(1,350,469)	344,941	(2,517,404)	606,652

	January 1, 2023			Changes		December 31, 2023
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(9,032,747)	2,362,816	4,305,703	(1,139,313)	(4,727,044)	1,223,503
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(7,014)	1,859	1,736	(466)	(5,278)	1,393
Foreign currency translation adjustments for foreign operations		(103,767)	(8,516)	(1,576)	(4,658)	(105,343)	(13,174)
Gain (loss) on cash flow hedges		(138,634)	42,246	90,011	(28,731)	(48,623)	13,515
Equity in other comprehensive income (loss) of associates		(11,059)	2,933	9,738	(2,581)	(1,321)	352
Remeasurements of the defined benefit liability		(126,394)	34,400	(272,144)	71,809	(398,538)	106,209
Net finance income (expense) on insurance contract		6,902,211	(1,829,086)	(2,989,301)	796,072	3,912,910	(1,033,014)

	~~W~~	(2,517,404)	606,652	1,144,167	(307,868)	(1,373,237)	298,784

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

44.	Income tax expense (continued)

(e)	The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2022 and 2023 are as follows:

	2022		2023
Temporary differences related to Shinhan EZ General Insurance Co., Ltd. (*1)	~~W~~	119,553	112,293
Shinhan AI Co., Ltd. (*2)		—	13

		119,553	112,306

(*1)
Shinhan EZ General Insurance Co., Ltd., a subsidiary of the Group, suffered a net loss for the current period, etc. As of the end of 2023, deferred corporate tax assets were not recognized as it was determined that the temporary difference to be deducted in excess of the temporary difference to be added and the tax loss were not feasible.

(*2)	Shinhan AI Co., Ltd, a subsidiary of the Group, did not recognize deferred corporate tax assets for temporary differences in consideration of liquidation in 2024.
(*3)	The expiration date of unused carried tax losses not recognized as deferred tax assets as of the end of the reporting period is as follows:

	Less than 1 year		1~2 years	2~3 years	More than 3 years	Total
Tax loss carried-forward	~~W~~	19,979	9,006	7,444	68,786	105,215

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2022 and 2023 are as follows:

	2022		2023
Investment in subsidiaries, etc.	~~W~~	(8,888,268)	(9,331,214)

(g)
The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2022 and 2023 are as follows:

	2022		2023
Deferred tax assets	~~W~~	1,620,246	1,300,568
Deferred tax liabilities		1,515,446	1,689,444

(h)
As of the end of 2023, the Group is in the process of litigation for cases where tax uncertainty exists (claim amount:
~~W~~
30,590 million). The Group determined that there is a high probability of winning the case and reflected it as current corporate tax assets and corporate tax expenses.

(i)
The Group is reviewing the impact on the consolidated financial statements following the implementation of the Global Minimum Tax Act. Due to the complexity of the application of the global minimum tax law, it is difficult to reasonably estimate the impact on the consolidated financial statements, and the Group is estimating the impact with a tax expert.

F-2
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

45.	Earnings per share

(a)	Basic and diluted earnings per share for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,019,254	4,665,643	4,368,035
Less:
Dividends to hybrid bond		(116,388)	(156,277)	(189,672)

Net profit available for common stock	~~W~~	3,902,866	4,509,366	4,178,363

Weighted average number of common shares outstanding (*)		534,049,948	530,638,621	519,207,776
Basic and diluted earnings per share in won	~~W~~	7,308	8,498	8,048

(*)
The number of common shares outstanding is 512,759,471 shares. The above weighted-average stocks are calculated by reflecting 17,482,000 shares of convertible preferred shares issued on May 1, 2019 and then converted into common shares on May 1, 2023, and
7,814,685 shares and
13,507,398 shares of treasury stock acquired and canceled during the periods ended December 31, 2022 and 2023.

(b)	The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Number of shares	Accumulated Number of shares
Number of common shares issued	508,784,869	187,476,994,819
Shares of convertible preferred stock	17,482,000	6,380,930,000
Shares of treasury stock	(6,352)	(174,828,329)
Average number of ordinary shares	526,260,517	193,683,096,490
Days		365 days
Weighted average number of ordinary shares		530,638,621

	2023
	Number of shares	Accumulated Number of shares
Number of common shares issued	512,759,471	187,756,015,279
Shares of convertible preferred stock	—	2,097,840,000
Shares of treasury stock	(6,352)	(343,017,080)
Average number of ordinary shares	512,753,119	189,510,838,199
Days		365 days
Weighted average number of ordinary shares		519,207,776

F-2
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2022 and 2023 are as follows:

	2022		2023
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	12,154,088	12,503,445
Contingent guarantees		4,565,829	4,337,751
ABS and ABCP purchase agreements		1,496,604	1,533,047

		18,216,521	18,374,243

Commitments to extend credit:
Loan commitments in won		83,451,887	88,913,555
Loan commitments in foreign currency		25,052,284	26,970,371
Other agreements (*)		96,984,654	96,194,944

		205,488,825	212,078,870

Endorsed bills:
Secured endorsed bills		10,025	44
Unsecured endorsed bills		7,046,806	10,519,665

		7,056,831	10,519,709

	~~W~~	230,762,177	240,972,822

(*)
Unused credit commitments provided to the card customers are included, the amounts are
~~W~~
90,452,012 million for the year ended December 31, 2022 and
~~W~~
90,832,893 million for the year ended December 31, 2023.

F-2
92

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Commitments and contingencies (continued)

(b)	Pending litigations

The	Group’s pending lawsuits as a defendant as of December 31, 2023 are as follows:

Case	Number of claim	Claim amount		Description	Status
Return of unjust earning	1	~~W~~	33,096	The Plaintiff believes that the group of lenders including the Group unfairly sold two oil drilling vessels that are the core assets for borrowers and it caused losses to other bankrupt creditors of the borrower. Therefore, the Plaintiff filed a lawsuit for damages.	The first trial is ongoing as of December 31, 2023

Loss claim	1		64,748	Joint Tort liability and Vicarious liability	The first trial is ongoing as of December 31, 2023

Loss claim	1		36,436	Joint Tort liability and Vicarious liability	The first trial is ongoing as of December 31, 2023

Sinmun-ro, Jongno-gu Agency work PFV fraudulent trusts Cancellation lawsuit (Geosam Co., Ltd.)	1	43,630	The plaintiff, who claims to be the original owner of the trust building, claims that the currently registered trust registration should be canceled as fraudulent trust, and requested payment of approximately
~~W~~
				43.6 billion in value compensation.	The first trial is ongoing as of December 31, 2023

Others	749		553,663	It includes various cases, such as compensation for loss claim.

	753	~~W~~	731,573

As of the December 31, 2023, the Group has recorded
~~W~~
31,371 million and
~~W~~
3,594 million, respectively, as provisions and incurred claims element of insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

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

F-2
9
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
The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’, and the Group was sentenced to a fine of
~~W~~
50 million for neglection its duty of supervision. However, the Group believes that additional legal liability that may arise in the future in relation to the above incident is not high.
Considering the board resolutions and the results of the Financial Supervisory Service’s dispute settlement committee, the Group has been completed or will be carried out the compensation and liquidity supply for some of the Lime Fund sales in the future.

(d)
The Group has sold Gen2 related trust instruments from May 2014 to November 2019. As of December 31, 2023, approximately
~~W~~
420 billion, the entire outstanding balance, is suspended from redemption and delayed in repayment. In accordance with a resolution of the Board of Directors on September 28, 2021, the Group has decided to pay 40% of the investment principal to the customers who have agreed to the suspension of redemption and settle the amount upon investment recovery. On August 29, 2023, the Board of Directors decided to proceed with privatization using the post-settlement method. In addition, on December 8, 2023, the Board of Directors decided to privatize
NH-UK
Peterborough Power Plant Trust and others through a post-settlement method
.

(e)
The Group is responsible for the completion of construction when the contractor fails to fulfill its responsibilities. In case the Group fails to fulfill its responsibility, it is in the process of a responsible-for-completion
land trust project (133 cases other than the new residential and commercial apartment project in Mugeo-dong Nam-gu, Ulsan (excluding completed workplaces)) to compensate for damages incurred to the financial institutions, and for the period ended December 31, 2023, the total PF commitment amount of PF loan financial institutions is
~~W~~
3,284.2 billion on a temporary basis,
~~W~~
3,846.4 billion on a limit basis, and the total PF loans amounted to
~~W~~
5,567.6 billion.

The amount of claim for damages of the Group is determined after identifying whether it is a damage caused by the Group’s failure to fulfill its responsibilities, and the scope of damages to be compensated by the Group may change depending on the results of lawsuits that are in progress as of December 31, 2023 or that will proceed after the end of the current period. As of December 31, 2022, the risk of the Group to bear the responsibility to complete the project is low, and the loss cannot be

F-2
9
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

46.	Commitments and contingencies (continued)

reliably measured, hence this was not reflected in the financial statements for the period ended December 31, 2022. Meanwhile, the process of each business sites will be continuously monitored.
Meanwhile, the construction company’s responsibility for completion of a total of 56 land trust projects, including
9-1
Sihwa MTV Bandalseom,
Ansan-si,
Gyeonggi-do, which the consolidated entity is in progress as of the end of the current period, has not been fulfilled. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is
~~W~~
774.7 billion on a temporary basis and
~~W~~
831.5 billion on a limit basis, and the PF loan amount is
~~W~~
1,520.2 billion.
In addition, the completion deadline for a total of 8 land trust projects, including the Sanho-dong multiplex in Masan
Happo-gu,
Changwon-si, Gyeongsangnam-do, which the consolidated entity is in progress as of the end of the current period, has passed. The total PF commitment amount of PF loan financial institutions invested in the relevant business site at the end of the current period is
~~W~~
166.1 billion on a temporary basis and
~~W~~
149.6 billion on a limit basis, and the PF loan amount is
~~W~~
304 billion.

(f)
An investigation by the Financial Supervisory Service regarding the sale of Equity

Linked Trust (ELT) and an investigation by the Fair Trade Commission regarding unfair collaborative practices by four commercial banks are in progress, and the results cannot be predicted at this moment.

47.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Cash and due from banks at amortized cost	~~W~~	28,471,127	30,070,043	34,650,390
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,490,600)	(1,956,179)	(1,322,274)
Restricted due from banks		(2,877,084)	(3,699,918)	(2,911,232)

		(4,367,684)	(5,656,097)	(4,233,506)

	~~W~~	24,103,443	24,413,946	30,416,884

F-29
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

47.	Statement of cash flows (continued)

(b)	Significant non-cash activities for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Investment conversion	~~W~~	32,239	—	—
Transfers from construction-in-progress to property and equipment		18,748	33,983	82,179
Transfers between property and equipment and investment property		73,773	9,554	16,678
Transfers between assets held for sale and property and equipment		1,022	101,757	2,442
Transfers between investment property and assets held for sale		2,238	83,664	6,057
Accounts payable for purchase of intangible assets, etc.		137,058	117,743	374,685
Transaction for right-of-use assets	~~W~~	289,995	293,590	299,672

(c)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	(81,407)	43,167,065	80,149,363	612,690	—	123,847,711
Changes from cash flows		71,629	6,145,271	(2,255,974)	(259,913)	49,993	3,751,006
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	(94,209)	45,713	13,379	—	(35,117)
Changes in foreign currency		—	294,867	58,406	19,032	—	372,305
Other		541,712	(233,819)	(708,725)	237,049	(2,666)	(166,449)
Business combination		—	—	—	1,102	—	1,102

Ending balance	~~W~~	531,934	49,279,175	77,288,783	623,339	47,327	127,770,558

F-29
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

47.	Statement of cash flows (continued)

	2023
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	531,934	49,279,175	77,288,783	623,339	47,327	127,770,558
Changes from cash flows		79,563	8,153,087	3,865,582	(262,055)	209,969	12,046,146
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	(61,561)	33,295	18,855	—	(9,411)
Changes in foreign currency		—	90,914	197,895	(4,331)	32	284,510
Other		(253,480)	(560,263)	176,170	238,106	(2,496)	(401,963)

Ending balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840

48.	Related parties
Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with IAS 24, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, bond and debt balance between the Group and the related parties are disclosed. For details of the subsidiaries and associates, refer to ‘Note 16’.

(a)	Balances with the related parties as of December 31, 2022 and 2023 are as follows:

Related party	Account	2022		2023
Investments in associates:
BNP Paribas Cardif Life Insurance	Other assets	~~W~~	38	32
”	Credit card loans		117	105
”	ACL		—	(1)
”	Deposits		18,745	2,984
”	Allowance for Undrawn Commitment		1	2
Partners 4th Growth Investment Fund (*1)	Deposits		742	—
Incorporated association Finance Saving Information Center	Deposits		2	7
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		11,880	11,529
”	Other assets		44	51
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Other assets		427	310
KOREA FINANCE SECURITY CO., LTD	Deposits		415	132

F-29
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDI
ARIE
S
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

Related party	Account	2022		2023
Investments in associates (continued):
Hermes Private Investment Equity Fund (*1)	Deposits	~~W~~	218	—
Korea Credit Bureau	Deposits		721	640
Goduck Gangil1 PFV Co., Ltd	Loans		6,825	—
”	ACL		(20)	—
”	Deposits		3	11
SBC PFV Co., Ltd	Deposits		21,163	13,113
Sprott Global Renewable Private Equity Fund I (*1)	Deposits		100	—
Goduck Gangil10 PFV Co., Ltd	Loans		3,100	1,100
”	ACL		(9)	(5)
”	Deposits		26,880	7,568
Shinhan Global Healthcare Fund 2	Deposits		1	1
IMM Special Situation 1-2 PRIVATE EQUITY FUND (*1)	Deposits		151	—
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,949	3,600
Neoplux Market-Frontier Secondary Fund	Account receivables		904	592
Gyeonggi-Neoplux Superman Fund	Account receivables		623	1,174
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		978	1,883
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		124	123
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Account receivables		2,675	—
Neoplux No.3 Private Equity Fund	Account receivables		3,190	5,866
NV Station Private Equity Fund (*1)	Deposits		21	—
Korea Digital Asset Custody	Deposits		153	34
SW-S Fund (*1)	Deposits		112	—
Shinhan Smilegate Global PEF I	Unearned revenue		9	7
WaveTechnology co.Ltd	Deposits		41	17
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		513	1,596
iPIXEL Co.,Ltd.	Deposits		225	11
CJL No.1 Private Equity Fund	Deposits		603	265
NewWave 6th Fund	Account receivables		849	984
Nova New Technology Investment Fund No.1 (*1)	Deposits		215	—
DS Power Semicon Private Equity Fund (*1)	Deposits		100	—
Genesis No.1 Private Equity Fund (*1)	Deposits		19	—
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		59	923

F-29
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

Related party	Account	2022		2023
Investments in associates (continued):
Newlake Growth Capital Partners2 PEF (*1)	Deposits	~~W~~	353	—
Logisvalley Shinhan REIT Co.,Ltd.	Loans		43,000	33,000
”	ACL		(28)	(36)
”	Account receivables		81	—
”	Accrued income		—	81
”	Deposits		1,421	1,134
Shinhan-Albatross tech investment Fund	Deposits		3,402	2,229
Shinhan Global Active REIT Co.Ltd	Deposits		393	206
Shinhan VC tomorrow venture fund 1	Account receivables		850	730
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)	Accrued income		1	—
SH Global Net Zero Solution Security Investment Trust	Accrued income		2	2
SEOKWANG T&I	Deposits		1	1
Shinhan Time 1st Investment fund	Deposits		238	151
DeepBlue No.1 Private Equity Fund (*1)	Deposits		400	—
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		—	52
NH-J&-IBKC Label Technology Fund	Deposits		—	301
Shinhan-JW Mezzanin New Technology Fund 1st	Unearned revenue		—	7
Shinhan M&A-ESG Investment fund	Account receivables		—	285
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		—	13
Capston General Private Real Estate Investment Trust No.26(Professional)	Deposits		—	1
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		—	21
Key management personnel and their immediate relatives:	Loans		6,561	5,003

	Assets		86,674	68,038

	Liabilities	~~W~~	76,907	29,797

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.
(*2)	For the year ended December 31, 2023, it is incorporated into the consolidation target as the Group held control due to increased equit y ratio.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

(b)	Transactions with the related parties for the years ended December 31, 2021, 2022 and 2023 are as follows:

Related party	Account	2021		2022	2023
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	3,023	1,890	4,125
”	Provision for credit loss		—	—	(2)
”	Interest expense		(13)	(52)	(57)
”	General and administrative expenses		(2)	(1)	—
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		323	42	—
Shinhan EZ General Insurance Co., Ltd. (*3)	Fees and commission income		10	2	—
”	Reversal for credit loss		6	5	—
”	Interest expense		(1)	(1)	—
SM New Technology Business Investment Fund I (*1)	Fees and commission income		187	—	—
Partners 4th Growth Investment Fund (*4)	Interest expense		(11)	(12)	—
Shinhan-Albatross Tech Investment Fund	Fees and commission income		129	146	115
”	Interest expense		—	(7)	(4)
Shinhan-Midas Dong-A Secondary Fund	Fees and commission income		115	121	—
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		271	181	173
Shinhan-PS Investment Fund No.1	Fees and commission income		20	15	25
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income		530	522	568
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		974	1,550	1,262
KOREA FINANCE SECURITY CO., LTD	Fees and commission income		8	6	4
”	Interest expense		(1)	—	—
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		1,028	140	589
Shinhan-Rhinos 1 Fund (*2)	Fees and commission income		47	61	—

F-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

Related party	Account	2021		2022	2023
Investments in associates (continued)
SHINHAN-CORE TREND GLOBAL FUND1 (*2)	Fees and commission income	~~W~~	106	—	—
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		240	118	140
One Shinhan Global Fund1	Fees and commission income		208	104	—
Open-Shinhan Portfolio Investment Association No. 1	Fees and commission income		59	—	—
FuturePlay-Shinhan Tech Innovation Fund 1	Fees and commission income		241	227	56
Korea Credit Bureau	Fees and commission income		14	13	14
”	Interest expense		(9)	—	—
Goduck Gangil1 PFV Co., Ltd	Interest income		754	377	143
”	Reversal for credit loss		20	31	20
SBC PFV Co., Ltd	Fees and commission income		776	808	—
”	Interest expense		(14)	(23)	(13)
Goduck Gangil10 PFV Co., Ltd	Interest income		283	171	69
”	Interest expense		(78)	(738)	(647)
”	Reversal for credit loss		(4)	14	4
COSPEC BIM tech (*1)	Interest income		41	—	—
”	Reversal(provision) for credit loss		95	—	—
Korea Omega Project Fund I	Fees and commission income		180	180	166
New Green Shinhan Mezzanine Fund (*1)	Fees and commission income		334	—	—
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		202	202	39
EDNCENTRAL Co.,Ltd.	Interest income		1,140	267	—
”	Fees and commission income		714	3,212	—
Kakao-Shinhan 1st TNYT Fund	Fees and commission income		386	386	386
KoFC-Neoplux R&D-Biz Creation 2013-1 Investment (*1)	Interest income		1	—	—
”	Fees and commission income		5,474	—	—
Future-Creation Neoplux Venture Capital Fund	Interest income		31	74	86
”	Fees and commission income		308	53	—
Neoplux Market-Frontier Secondary Fund	Fees and commission income		954	904	592
Gyeonggi-Neoplux Superman Fund	Fees and commission income		621	623	551

F-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

Related party	Account	2021		2022	2023
Investments in associates (continued)

Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income	~~W~~	1,002	978	906
NewWave 6th Fund	Fees and commission income		1,210	1,014	984
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		498	498	496
KTC-NP Growth Champ 2011-2 Private Equity Fund (*4)	Interest income		26	59	36
Neoplux No.3 Private Equity Fund	Fees and commission income		2,433	3,190	2,676
Pacific Sunny Professional Investors Private Placement Real Estate Investment Company No.45 (*2)	Fees and commission income		83	—	—
Shinhan Smilegate Global PEF I	Fees and commission income		189	49	—
SHINHAN-NEO Market-Frontier 2nd Fund	Fees and commission income		2,026	2,050	1,596
Korea Digital Asset Custody	Interest expense		(2)	—	—
SWK-Shinhan New Technology Investment Fund 1st	Fees and commission income		41	76	61
Ulmus SHC innovation investment fund	Fees and commission income		63	94	91
iPIXEL Co.,Ltd.	Interest income		2	1	—
CJL No.1 Private Equity Fund	Interest expense		(2)	(7)	(10)
Reverent-Shinhan Vista Fund	Fees and commission income		90	40	80
Hermes Private Investment Equity Fund	Interest expense		(1)	—	—
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		115	279	268
ETRI Holdings-Shinhan 1st Unicorn Fund	Fees and commission income		32	100	100
Shinhan-Time mezzanine blind Fund	Fees and commission income		300	107	226
Shinhan VC tomorrow venture fund 1	Fees and commission income		419	3,400	3,280
JS Shinhan Private Equity Fund	Fees and commission income		250	587	600
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		—	591	444
Shinhan-Kunicorn first Fund	Fees and commission income		—	261	232
Shinhan-Quantum Startup Fund	Fees and commission income		—	125	153

F-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

Related party	Account	2021		2022	2023
Investments in associates (continued)
Shinhan Simone Fund I	Fees and commission income	~~W~~	—	78	78
ShinhanFitrin 1st Technology Business Investment Association	Fees and commission income		—	59	85
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		—	(1)	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		—	1,018	1,841
”	Fees and commission income		—	458	163
”	Interest expense		—	(1)	(2)
”	Provision for credit loss		—	(28)	(8)
Shinhan-Dev healthcare Fund I	Fees and commission income		—	66	77
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		—	192	188
Global Commerce Fund	Fees and commission income		—	10	30
Shinhan-HGI Social Enterprise Fund	Fees and commission income		—	27	63
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income		—	22	45
IGIS-Shinhan New Technology Fund 1	Fees and commission income		—	36	36
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		—	81	260
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*5)	Fees and commission income		—	6	—
SH Global Net Zero Solution Security Investment Trust	Fees and commission income		—	82	75
SH 1.5years Maturity Investment Type Security Investment Trust No.2	Fees and commission income		—	—	16
Newlake Growth Capital Partners2 PEF (*4)	Interest expense		—	(1)	—
Shinhan Global Active REIT Co.Ltd	Fees and commission income		—	—	17
”	Interest expense		—	(1)	(2)
DeepBlue No.1 Private Equity Fund (*4)	Interest expense		—	(2)	—
DS SHINHAN Content Investment Fund 1	Fees and commission income		—	18	18

F-
30
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSI
DIA
RIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

Related party	Account	2021		2022	2023
Investments in associates (continued)
Shinhan Time 1st Investment fund	Fees and commission income	~~W~~	—	4	26

SHINHAN SGC ESG Fund No.1	Fees and commission income		—	5	115
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Fees and commission income		—	4	125
Shinhan-iSquare Venture PEF 1	Fees and commission income		—	3	100
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Fees and commission income		—	—	42
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		—	—	216
NH-J&-IBKC Label Technology Fund	Interest expense		—	—	(12)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		—	—	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		—	—	113
Shinhan M&A ESG Investment Fund	Fees and commission income		—	—	726
Shinhan-JW Mezzanine New Technology Fund 1 st	Fees and commission income		—	—	46
K REITS Infra Real estate	Fees and commission income		—	—	25
MAN Global Strategy Bond(H)	Fees and commission income		—	—	2
Shinhan time secondary blind new technology investment trust	Fees and commission income		—	—	71
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		—	—	36
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		—	—	88
Shinhan-Eco Venture Fund 2 nd	Fees and commission income		—	—	49
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Fees and commission income		—	—	87

F-
30
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

Related party	Account	2021		2022	2023
Investments in associates (continued)
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income	~~W~~	—	—	94

Shinhan HB Wellness 1st Investment Trust	Fees and commission income		—	—	35
Shinhan JN Wave Technology Investment Trust	Fees and commission income		—	—	2
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		—	—	13
Shinhan-Timefolio Bio Accelerator Fund	Fees and commission income		—	—	163
Shinhan DS Secondary Investment Fund	Fees and commission income		—	—	139
Fortress-shinhan New Tech Fund No.1	Fees and commission income		—	—	27
Shinhan-Ulmus Sobujang hyeokshin Enterprise Investment Association No.7	Fees and commission income		—	—	18
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Fees and commission income		—	—	25
Key management personnel and their immediate relatives
Interest income			122	205	242

		~~W~~	27,614	27,443	26,270

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2021.
(*2)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022.
(*3)
It is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance Co., Ltd for the year ended December 31, 2022. The transaction amount for the years ended December 31, 2021 and 2022 is the amount before being incorporated into the consolidation target.

(*4)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2023.
(*5)	It is incorporated into the consolidation target as the Group held control due to increased equity ratio for the year ended December 31, 2023.

F-30
5

SHINHAN FINANCIAL GROUP CO., LTD. AND
SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

(c)	Key management personnel compensation
Key management personnel compensation for the years ended December 31, 2021, 2022 and 2023 are as follows:

	2021		2022	2023
Short-term employee benefits	~~W~~	23,972	27,591	25,007
Severance benefits		686	817	809
Share-based payment transactions (*)		13,886	9,777	11,862

	~~W~~	38,544	38,185	37,678

(*)	The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

(d)	The guarantees and purchase agreement provided between the related parties as of December 31, 2022 and 2023 are as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2022		2023	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	10,000	Unused loan limit
”	Key Management Personnel		2,143	3,241	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		883	895	Unused credit line
The Group	Structured entities		296,118	326,830	Purchase agreement

		~~W~~ 309,144		340,966

(e)	Details of collaterals provided by the related parties as of December 31, 2022 and 2023 are as follows:

			Amount of assets pledged
Provided to	Provided by	Pledged assets	2022		2023
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	12,400	2,400
	iPIXEL Co.,Ltd.	Electronic credit guarantee		190	—
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		51,600	39,600
	Key Management Personnel	Properties		8,073	4,417
	”	Deposits and etc.		1,306	1,127
	”	Guarantee		3,092	1,308

				12,471	6,852

			~~W~~	76,661	48,852

F-30
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

48.	Related parties (continued)

(f)	Details of significant loan transactions with related parties as of December 31, 2022 and 2023 are as follows:

		2022
Classification	Company	Beginning		Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	—	—	—	11,880
	EDNCENTRAL Co.,Ltd.		19,739	—	(20,000)	261	—
	Goduck Gangil1 PFV Co., Ltd.		12,000	—	(5,175)	—	6,825
	Goduck Gangil10 PFV Co., Ltd.		7,600	—	(4,500)	—	3,100
	iPIXEL Co.,Ltd.		55	—	—	(55)	—
	Logisvalley Shinhan REIT Co.,Ltd.		—	43,000	—	—	43,000
Key Management Personnel			6,150	4,590	(4,177)	—	6,563

	Total	~~W~~	57,424	47,590	(33,852)	206	71,368

(*)	The effect on changes in allowance for credit loss is included.

		2023
Classification	Company	Beginning		Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	—	—	(351)	11,529
	Goduck Gangil1 PFV Co., Ltd.		6,825	—	(6,825)	—	—
	Goduck Gangil10 PFV Co., Ltd.		3,100	—	(2,000)	—	1,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	—	33,000
Key Management Personnel			6,563	3,154	(4,712)	—	5,005

	Total	~~W~~	71,368	36,154	(56,537)	(351)	50,634

(*)	The effect on changes in allowance for credit loss is included.

F-30
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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.
The size of unconsolidated structured entities as of December 31, 2022 and 2023 are as follows:

	2022		2023
Total assets:
Asset-backed securitization	~~W~~	238,433,221	214,750,119
Structured financing		343,861,213	427,272,034
Investment fund		353,801,189	364,272,967

	~~W~~	936,095,623	1,006,295,120

F-30
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks
i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2022 and 2023 are as follows:

	2022
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,269	693,630	498	703,397
Loan at amortized cost		869,478	15,725,255	183,263	16,777,996
Securities at fair value through profit or loss		2,504,857	256,696	14,112,703	16,874,256
Derivate assets		4,432	—	—	4,432
Securities at fair value through other comprehensive income		4,183,987	179,714	—	4,363,701
Securities at amortized cost		4,182,846	—	—	4,182,846
Other assets		4,337	44,448	41,588	90,373

	~~W~~	11,759,206	16,899,743	14,338,052	42,997,001

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	24,902	91	—	24,993
Other liabilities		788	18,840	100	19,728

	~~W~~	25,690	18,931	100	44,721

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

49.	Interests in unconsolidated structured entities (continued)

	2023
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,598	309,635	123,282	442,515
Loan at amortized cost		1,061,060	16,604,162	227,185	17,892,407
Securities at fair value through profit or loss		4,366,192	129,795	13,304,176	17,800,163
Derivate assets		674	—	—	674
Securities at fair value through other comprehensive income		4,041,459	183,517	3,315	4,228,291
Securities at amortized cost		4,806,904	—	65	4,806,969
Other assets		4,636	79,822	11,935	96,393

	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	9,939	315	—	10,254
Other liabilities		301	1,628	—	1,929

	~~W~~	10,240	1,943	—	12,183

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2022 and 2023 are as follows:

	2022
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	11,759,206	16,899,743	14,338,052	42,997,001
ABS and ABCP purchase agreements		1,014,702	104,773	2,271,063	3,390,538
Loan commitments		419,039	988,331	—	1,407,370
Guarantees		15,000	80,000	—	95,000
Others		—	103,039	—	103,039

	~~W~~	13,207,947	18,175,886	16,609,115	47,992,948

	2023
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
ABS and ABCP purchase agreements		1,029,819	10,462	2,134,239	3,174,520
Loan commitments		353,790	913,252	—	1,267,042
Others		—	429,549	—	429,549

	~~W~~	15,674,132	18,660,194	15,804,197	50,138,523

F-3
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

50.	Events after the reporting period
(a) The controlling
company decided to acquire and retire treasury stocks that worth
~~W~~
150
billion through a resolution of the Board of Directors on February 8, 2024, in order to enhance shareholder value.
(b) The FSS commenced an investigation regarding incomplete sales related to the sale of the Hong Kong H-Index-based equity linked trust(ELT). Based on the preliminary investigation results, the FSS announced specific dispute resolution criteria on March 11, 2024, to facilitate the early resolution of disputes between sellers and investors by distinguishing between seller factors and investor factors. On March 29, 2024, Shinhan Bank announced that its board of directors has resolved to initiate voluntary settlement process with the investors based on the guideline announced by the Financial Supervisory Service and began discussions with the investors starting April 2024. Depending on the results of the investigations and settlement negotiations with the investors, it is currently unclear to what extent we may be required to compensate the customers, which may cause us to suffer substantial losses or to record provisions for credit loss allowance to account for expected future losses.

51.	LIBOR Interest rate
The effective interest rate, not the carrying amount, is adjusted when replacing the interest rate index of a financial instrument measured at amortized cost in relation to the reform of the interest rate index. It includes exceptions, such as allowing hedge accounting to continue uninterrupted even if an interest rate indicator replacement occurs in a hedging relationship. As of the end of the current term, the Group has completed most of its conversion and replacement plans in relation to the discontinuation of LIBOR interest rate calculation and aims to conclude the response plan in accordance with the response guidelines of the supervisory authorities.

52.	Adoption of IFRS 17 ‘Insurance Contracts’
The Group begins to apply IFRS 17
‘Insurance Contracts’
on accounting periods beginning on 1 January 2023. The prior year’s financial statements were retrospectively restated in accordance with the transition requirement of this Standard. This Standard replaces IFRS 4
‘Insurance Contracts’
. IFRS 17 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer’s accounting by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and contractual service margins for separate non-financial
risks.
The Group applied a retrospective application as described below in accordance with IFRS 17 to insurance contracts, to the extent practicable, from the beginning date of the annual reporting period (the transition date) before its initial application date commences. The Group applied either the modified retrospective approach or the fair value approach to the insurance contracts impracticable to be applied with 1) below.

1)	To identify, recognize and measure each group of insurance contracts issued as if this Standard had always applied;

1-1)
To identify, recognize and measure any assets for insurance acquisition cash flows as if this Standard had always applied (except that an entity is not required to apply the recoverability assessment before the transition date);

2)	To derecognize any existing balances that would not exist had this Standard always applied; and

3)
To recognize all net differences arising from the initial application of this Standard as an adjustment to the retained earnings (or, if appropriate, other components of equity) at the date of initial application, without adjusting goodwill recognized from the past business combinations.

F-3
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

In addition, the Group changed the classification and measurement of financial instruments related to the insurance business to manage the volatility of equity arising from the market value of insurance contract liabilities according to IFRS 17. For the financial instruments, their classification and measurement changed in accordance with the transition requirement of IFRS 17, the Group prepared the statement of financial position at the date of initial application of IFRS 17 by adjusting the classification and measurement of financial assets removed between the transition date of IFRS 17 and the initial application date in order to present comparative information as if IFRS 9 had been applied to the financial instruments.
Separate account assets and liabilities from the statements of financial position and revenues or expenses in separate accounts from the statements of comprehensive income, which had been presented as one line item in accordance with the Enforcement Rules of the Insurance Business Act under IFRS 4, are combined with the Group’s general account and presented as related assets, liabilities, incomes, and expenses under IFRS 17 with the elimination of intra-group transactions between the general account and the separate account.

(a)	Significant effects in the financial statement at the transition date, January 1, 2022 under IFRS 17 are as follows:

i)	Significant effects in the financial position at the transition date, January 1, 2022 under IFRS 17 are as follows:

	Amount (A) (*1)			Amount (B) (*2)		Increase (B-A)
Assets:			Assets:
Cash and due from banks at amortized cost	~~W~~	28,453,404	Cash and due from banks at amortized cost	~~W~~	29,049,341
Financial assets at fair value through profit or loss		62,403,759	Financial assets at fair value through profit or loss		68,161,348
Securities at fair value through other comprehensive income		64,838,323	Securities at fair value through other comprehensive income		90,893,467
Securities at amortized cost		49,930,076	Securities at amortized cost		26,164,942
Loans at amortized cost		389,137,156	Loans at amortized cost		384,810,774
Other assets (*3)		53,389,467	Other assets		42,784,650

	~~W~~	648,152,185		~~W~~	641,864,522	~~W~~	(6,287,663)

Liabilities:			Liabilities:
Deposits	~~W~~	364,896,675	Deposits	~~W~~	364,874,652
Borrowing		43,167,065	Borrowing		43,167,065
Debt securities issued		80,149,362	Debt securities issued		80,149,362
Insurance contract liabilities		54,333,498	Insurance contract liabilities		53,774,915
			Reinsurance contract liabilities		281,763
			Investment contract liabilities		2,953,698
Other liabilities (*3)		56,067,163	Other liabilities		46,447,117

	~~W~~	598,613,763		~~W~~	591,648,572	~~W~~	(6,965,191)

Equity	~~W~~	49,538,422	Equity	~~W~~	50,215,950	~~W~~	677,528

F-3
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

(*1)
Prepared in accordance with IFRS 9 ‘financial instruments’, IFRS 4 ‘Insurance Contracts’, and Enforcement Rules of the Insurance Business Act. (Application of the overlay approach under IFRS 4 to financial assets related to insurance contracts)

(*2)	Prepared in accordance with IFRS 9 ‘financial instruments’ and IFRS 17 ‘Insurance Contracts’ (changed business model is applied to financial assets related to insurance contracts under IFRS 17)
(*3)	Other assets and other liabilities under IFRS 4 include separate account assets amounted to ~~W~~ 9,501,135 million and separate account liabilities amounted to ~~W~~ 9,834,894 million, respectively.
ii)	Classification of financial assets (derivatives excluded) on January 1, 2022 as the transition date in accordance with IFRS 17 is as follows:

	January 1, 2022
	Classification	Transition date (Jan. 1, 2022) under IFRS 4		Separate account (*1)	Policy loan excluded (*2)	Classifica- tion due to new business model	Transition date (Jan. 1, 2022) under IFRS 17
Cash and due from banks at amortized cost	Financial assets at amortized cost	~~W~~	28,453,404	595,937	—	—	29,049,341
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss		34,262	—	—	—	34,262
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss		60,686,153	6,121,716	—	(364,127)	66,443,742
Loans at fair value through profit or loss	Financial assets at fair value through profit or loss		1,683,344	—	—	—	1,683,344
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income		64,838,323	2,035,462	—	24,019,681	90,893,466
Securities at amortized cost	Financial assets at amortized cost		49,930,076	—	—	(23,765,134)	26,164,942
Loans at amortized cost	Financial assets at amortized cost		389,137,156	768,256	(5,094,638)	—	384,810,774

(*1)	Consisted of the total of separate account and intercompany transactions that are eliminated.

F-3
1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

(*2)
Policy loans, which used to be recognized as separate assets under IFRS 4
‘Insurance Contracts’
and Enforcement Rules of the Insurance Business Act., are measured as part of insurance contracts in accordance with IFRS 17.

iii)	Significant adjustments to assets, liabilities and equity under IFRS 17 on January 1, 2022 as the transition date are as follows:

	January 1, 2022
	Assets		Liabilities	Equity
Application of IFRS 4 on January 1, 2022	~~W~~	648,152,185	598,613,763	49,538,422
Elimination of carrying amount of IFRS 4 items:			—
Loans at amortized cost (policy loans)		(5,094,638)	—	(5,094,638)
Unamortized acquisition cost		(954,949)	—	(954,949)
Insurance contract liabilities		—	(61,187,386)	61,187,386
Intercompany transactions with separate account for the consolidation presentation		45,458	44,919	539
Others (*)		(161,677)	(124,117)	(37,560)
Application of IFRS 17:
Reclassification of financial assets		(109,579)	—	(109,579)
Recognition of insurance contract liabilities		—	53,774,915	(53,774,915)
Recognition of reinsurance contract liabilities		—	281,763	(281,763)
Tax effects from adjustments		(12,278)	244,715	(256,993)

Total of adjustments for transition date		(6,287,663)	(6,965,191)	677,528

Application of IFRS 17 on January 1, 2022 (the transition date)	~~W~~	641,864,522	591,648,572	50,215,950

(*)	Consisted of elimination of accounts receivable (payable) and others that are measured as part of insurance contracts under IFRS 17.

F-3
1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

iv )
Significant adjustments to accumulated other comprehensive income (loss) and retained earnings as part of the statement of changes in equity under IFRS 17 on January 1, 2022 as the transition date are as follows:

	January 1, 2022
	Accumulated other comprehensive income (loss)		Retained earnings
Application of IFRS 4 on January 1, 2022 (the transition date)	~~W~~	(984,936)	30,541,300
Recognition of net difference from initial application of IFRS 17		(42,601)	627,174
Elimination of financial assets at fair value through profit or loss (overlay approach)		(209,645)	209,645
Reclassification of financial instruments under IFRS 17		(99,607)	(10,001)
Recognition of net insurance finance income from insurance contract assets (liabilities)		459,556	—
Tax effects from adjustments		(27,990)	(229,003)

Total of adjustments for transition date		79,713	597,815

Application of IFRS 17 on January 1, 2022 (the transition date)	~~W~~	(905,223)	31,139,115

F-31
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

(b)
Significant effects in the primary financial statements such as the financial position as of December 31, 2022 and comprehensive income statement for the period ended December 31, 2022 under IFRS 17 are as follows:

i)	The statement of financial position as of December 31, 2022

	Amount under IFRS 4		Adjustment for IFRS 17	Amount under IFRS 17
Assets
Cash and due from banks at amortized cost	~~W~~	29,532,235	518,605	30,050,840
Financial assets at fair value through profit or loss		56,643,669	4,864,612	61,508,281
Securities at fair value through other comprehensive income		63,661,719	21,807,442	85,469,161
Securities at amortized cost		57,971,492	(24,600,294)	33,371,198
Loans at amortized cost		412,291,511	(4,392,539)	407,898,972
Reinsurance contract assets		—	88,772	88,772
Other assets		55,783,655	(9,737,649)	46,046,006

		675,884,281	(11,451,051)	664,433,230

Liabilities
Deposits		383,010,745	(22,451)	382,988,294
Borrowings		49,279,175	—	49,279,175
Debt securities issued		77,288,783	—	77,288,783
Insurance contract liabilities		54,315,124	(8,410,351)	45,904,773
Reinsurance contract liabilities		—	62,803	62,803
Investment contract liabilities		—	2,133,586	2,133,586
Other liabilities		60,860,032	(7,507,774)	53,352,258

		624,753,859	(13,744,187)	611,009,672

Equity	~~W~~	51,130,422	2,293,136	53,423,558

F-31
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

ii)	The statement of comprehensive income for the period ended December 31, 2022

	Amount under IFRS 4		Adjustment for IFRS 17	Amount under IFRS 17
Operating income
Net interest income	~~W~~	12,463,681	(1,866,828)	10,596,853
Net fees and commission income		2,525,566	(112,024)	2,413,542
Net insurance income (expense)		(827,233)	1,873,457	1,046,224
Net insurance finance income		—	807,964	807,964
Other operating expenses		(8,273,935)	(685,084)	(8,959,019)

		5,888,079	17,485	5,905,564
Equity method income		121,697	—	121,697
Other non-operating income, net		339,475	(110)	339,365
Profit before income taxes		6,349,251	17,375	6,366,626
Income tax expense		(1,617,088)	5,976	(1,611,112)
Profit for the period		4,732,163	23,351	4,755,514
Other comprehensive loss for the period, net of income tax		(2,598,032)	1,592,257	(1,005,775)

Total comprehensive income for the period	~~W~~	2,134,131	1,615,608	3,749,739

iii)	The statement of cash flows for the period ended December 31, 2022

	Amount under IFRS 4		Adjustment for IFRS 17	Amount under IFRS 17
Cash flows from operating activities	~~W~~	7,592,560	(404,120)	7,188,440
Cash flows from investing activities		(11,031,456)	335,529	(10,695,927)
Cash flows from financing activities		3,394,715	—	3,394,715
Effect of exchange rate changes on cash and cash equivalents held		(57,837)	(1,118)	(58,955)
Cash and cash equivalents at the beginning of the period		24,103,443	482,230	24,585,673

Cash and cash equivalents at the end of the period	~~W~~	24,001,425	412,521	24,413,946

F-31
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

53.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements
STATEMENTS OF FINANCIAL POSITION

	2022		2023
Assets
Deposits
Banking subsidiaries	~~W~~	2,187	22
Other		—	—
Receivables from subsidiaries:
Non-banking subsidiaries		4,009,467	4,051,004
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,797,222	13,797,222
Non-banking subsidiaries		16,933,142	16,925,865
Financial assets at FVTPL		1,778,475	1,985,760
Property, equipment and intangible assets, net		11,411	15,331
Other assets
Banking subsidiaries		483,688	187,118
Non-banking subsidiaries		384,443	219,118
Other		56,279	108,114

Total assets	~~W~~	37,456,314	37,289,554

Liabilities and equity
Borrowings	~~W~~	20,000	223,722
Debt securities issued		9,815,457	10,389,276
Accrued expenses & other liabilities		944,308	577,415

Total liabilities	~~W~~	10,779,765	11,190,413

Equity		26,676,549	26,099,141

Total liabilities and equity	~~W~~	37,456,314	37,289,554

F-31
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

53.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2021		2022	2023
Income
Dividends from banking subsidiaries	~~W~~	772,420	902,420	1,159,525
Dividends from non-banking subsidiaries		807,803	568,474	626,443
Interest income from banking subsidiaries		173	236	512
Interest income from non-banking subsidiaries		75,013	87,215	92,991
Other income		235,746	251,999	284,072

Total income		1,891,155	1,810,344	2,163,543

Expenses
Interest expense		(210,535)	(222,413)	(286,642)
Other expense		(259,188)	(367,015)	(177,484)

Total expenses		(469,723)	(589,428)	(464,126)

Profit before income tax expense		1,421,432	1,220,916	1,699,417

Income tax expense (benefit)		7,476	(28,335)	28,406

Profit for the year	~~W~~	1,413,956	1,249,251	1,671,011

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)

53.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2021		2022	2023
Cash flows from operating activities
Profit for the period	~~W~~	1,413,956	1,249,251	1,671,011
Non-cash items included in profit for the period		(1,448,898)	(1,274,183)	(1,653,331)
Changes in operating assets and liabilities		605,089	163,179	187,618
Net interest paid		(134,269)	(127,247)	(172,937)
Dividend received from subsidiaries		1,578,920	1,470,400	1,783,758
Income tax paid		(1,102)	(3,487)	(640)

Net cash provided by operating activities		2,013,696	1,477,913	1,815,479

Cash flows from investing activities
Net loan origination to non-banking subsidiaries		(649,384)	68,000	(11,277)
Acquisition of subsidiary		(379,857)	(374,126)	11
Disposal of investments in subsidiaries		—	20,354	—
Other, net		(452,672)	(403,743)	(303,582)

Net cash used in investing activities		(1,481,913)	(689,515)	(314,848)

Cash flows from financing activities
Issuance of hybrid bonds		1,154,597	997,120	897,646
Repayments of hybrid bonds		—	(135,000)	(1,195,550)
Net changes in borrowings		—	20,000	201,713
Issuance of debt securities issued		1,428,704	2,206,672	2,253,173
Repayments of debt securities issued		(1,890,000)	(2,036,000)	(1,709,626)
Convertible preferred stock conversion cost		—	—	(75)
Dividend paid		(1,218,761)	(1,540,871)	(1,461,371)
Acquisition of treasury stock		(79)	(300,600)	(486,919)
Disposition of and incineration cost of treasury stock		—	(60)	(81)
Payment of stock issuance costs		(605)	—	—
Redemption of lease liabilities		(1,701)	(1,431)	(1,708)

Net cash used in financing activities		(527,845)	(790,170)	(1,502,798)

Effect of exchange rate changes on cash and cash equivalents held		23	(3)	—

Net increase (decrease) in cash and cash equivalents		3,961	(1,775)	(2,167)

Cash and cash equivalents at beginning of year		—	3,961	2,186

Cash and cash equivalents at end of year	~~W~~	3,961	2,186	19

F-3
20