Form 20-F
period 2024-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2025-04-23
CIK 1263043

As filed with the Securities and Exchange Commission on April
23
, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended
December 31
,
2024
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
None

Indicate the number of outstanding shares of each of Shinhan Financial Group’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report: 503,445,325 shares of common stock, par value of Won 5,000 per share.
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

In this annual report, unless otherwise indicated, all references to “Korean Won”, “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,477.9 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2024 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). On April 4, 2025, the Noon Buying Rate was ~~W~~1,457.7 to US$1.00. The Noon Buying Rate has been volatile recently and the U.S. Dollar amounts referred to in this report should not be relied upon as an accurate reflection of our results of operations. We expect this volatility to continue in the near future. No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

Unless otherwise indicated, the financial information presented in this annual report has been prepared on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards, which are the accounting standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

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

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Our Overall Business

•	Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.

•	High rates of global inflation and the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

•	Competition in the Korean financial services industry is intense, and may further intensify.

•	We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.

•	Liquidity, funding management and credit ratings are critical to our ongoing performance.

•	Our business may be materially and adversely affected by legal claims and regulatory actions against us, including with respect to financial products sold by us or our subsidiaries.

•

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.

•	We may incur losses associated with our counterparty exposures.

•	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.

•	Risks Relating to Our Banking Business

•	We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

•	A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

•	Real estate project financing exposure poses significant risk, and guarantees received in connection with our real estate financing may not provide sufficient coverage.

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

•	The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

•	We have engaged in limited settlement transactions involving Iran and also in limited business in and related to Russia which may subject us to legal or reputational risks.

•	Evolving regulatory framework for artificial intelligence and machine learning technology, may have an adverse impact on our business, financial condition and results of operations.

•	Risks Relating to Korea

•	Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

•	Tensions with North Korea could have an adverse effect on us, the price of our common shares and our American depositary shares.

•	Risks Relating to Our American Depositary Shares

•	There are restrictions on withdrawal and deposit of common shares under the depositary facility.

•	Ownership of our shares is restricted under Korean law.

•	Holders of our ADSs will not have preemptive rights in certain circumstances.

•	Holders of our ADSs will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying shares of our common stock and become our direct stockholders.

•	The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

•	Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. Dollar and the Won.

•	If the Government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in Dollars.

•	Other Risks

•	We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

•	You may not be able to enforce a judgment of a foreign court against us.

•	We may become a passive foreign investment company (“PFIC”), which could result in adverse U.S. tax consequences to U.S. investors.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of global inflation caused by rising energy prices and global supply chain disruptions, escalation of hostilities including the Russia-Ukraine conflict and Israel-Hamas war, rapidly changing monetary policies (including higher interest rates and quantitative tightening) led by developed countries in reaction to such inflation, instability in the financial industries (including potential for bank runs) and capital flight risks in emerging economies caused by such changes in monetary policy, credit risks of Chinese real estate developers, ongoing trade conflicts between countries including the introduction of tariffs on goods traded with others, signs of economic slowdown in China and other major economies, continuing geopolitical and social instability in various parts of the Middle East, including Iraq, Syria and Yemen, and risk of global pandemic such as the COVID-19 outbreak, among others, significant uncertainty remains as to the global economic prospects in general and has adversely affected, and may continue to adversely affect, the Korean economy. In addition, as the Korean economy matures, it is increasingly exposed to the risk of a “scissor effect,” namely being pursued by competitors in less advanced economies while not having fully caught up with competitors in advanced economies, which risk is amplified by the fact that Korean economy is heavily dependent on exports. The Korean economy also continues to face other difficulties, including sluggishness in domestic consumption and investment, risk of corporate debt liquidity issues, volatility in the real estate market, rising delinquencies on project financing loans, rising household debt, potential declines in productivity due to aging demographics and low birth rates, and a rise in youth unemployment. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, from time to time, difficulties in certain industries such as real estate and shipbuilding have led to increased delinquency among our corporate borrowers, including some Korean commercial conglomerates known as “chaebols,” and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors. Sustained slumps in the real estate market have also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units. Various Government-led financial support programs for small- and medium-sized enterprises and small business owners introduced since April 1, 2020 in response to the COVID-19 pandemic, such as loan rescheduling and principal and interest payment deferral programs, which have helped financial institutions, including Shinhan Bank, manage their asset quality at a stable level, generally expired in September 2022. However, the Government decided, based on discussions with financial institutions, to provide further financial support to debtors using financial support programs such as (i) the extension of loan maturity dates up to three years, (ii) the postponement of repaying loans up to one year until September 2023, or (iii) the rescheduling of loans under the New Start Fund set up by the Government on October 4, 2022 or loan rescheduling programs led by the financial institutions. In addition, additional policies for small business owners were announced in December 2024, including the introduction of customized debt restructuring, mutual prosperity guarantee and loan programs, consulting programs, and low-interest and long-term installment repayment programs for small business owners who have recently closed their businesses. Shinhan Bank’s delinquency ratio was 0.21% as of December 31, 2022, 0.26% as of December 31, 2023 and 0.27% as of December 31, 2024. Despite such financial support programs, there is no assurance that Shinhan Bank will not experience increased level of credit losses on loans from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to a continued slump in volatile industries amidst sluggish economic situation or for other reasons. Further, Government-led financial support programs or other countermeasures may not achieve their intended results and could also result in unintended consequences or otherwise adversely affect our business, financial condition and results of operations.

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

Recently, the global markets have experienced, and continue to experience, higher rates of inflation as a result of several market factors, including in the form of increased costs pertaining to labor, materials, shipping and overhead. As a result of these inflationary pressures, governments in many countries have generally implemented tighter monetary policies, which could slow the growth rate of local economies and restrict the availability of credit. However, to the extent the current rates of inflation and shifts in fiscal and monetary policy result in slower growth or a recession, it could have a material and adverse effect on the demand for our products and services and, in the process, our business, results of operations and financial condition as a whole, including with respect to general and administrative expenses as a percentage of total revenue. Moreover, in the event that a global recession was to occur, it could adversely impact the critical counterparties that we engage, including in the form of a decrease in the products and services they seek to obtain from us.

Competition in the Korean financial services industry is intense, and may further intensify.

Competition in the Korean financial services industry is, and is likely to remain, intense, including as a result of the continuing sluggishness in the general economy, the growing maturation and saturation of the industry as a whole, the entry of new market participants and deregulation, among others.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2024, Korea had seven major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), five regional banks, three Internet-only banks and thirty-nine branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means. In addition, such competition may result in lower net interest margin and reduced overall profitability. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. For additional details on the impact changes in interest rates have on our business, see “Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.” Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Shinhan Bank’s net interest margin (on a separate basis) decreased to 1.58% in 2024 from 1.62% in 2023 primarily due to the Bank of Korea lowering the base interest rate during the second half of 2024. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector, and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. Despite stricter government regulations such as curbs on excessive marketing expenses, competition remains intense, and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small- and medium-sized enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, see “Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In March 2023, the Financial Services Commission set up a task force consisting of members of the Financial Services Commission, the Financial Supervisory Service, credit card companies, and consumer groups, to discuss how to improve the merchant commission rate adjustment system in order to address disagreements among the stakeholders involved in the periodic review of the rates of fees charged to merchants.

In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from

24% to 20% came into effect in July 2021. These developments have put further downward pressure on the results of operations for credit card companies, including Shinhan Card. Also, with the implementation of the Debtor Rehabilitation and Bankruptcy Act on October 17, 2024, creditors’ collection attempts are limited to seven times within any seven-day period per claim. In response to the new limits, Shinhan Card plans to establish specialized teams and dedicate personnel to improve its collection efforts. However, the credit card industry has experienced delays and challenges in collection, which may lead to an increase in delinquencies and higher operational costs, including for Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected. In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock transfer under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of April 9, 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has sold 13.63% of the outstanding common stock of Woori Financial Group in multiple transactions in accordance with its plan that was approved by the Financial Services Commission in June 2019. The Korea Deposit Insurance Corp. sold additional 2.33% of the outstanding common stock of Woori Financial Group in May 2022 and currently owns only 1.29% of the outstanding common stock of Woori Financial Group. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors) in 2019. In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc. In May 2024, DGB Financial Group transitioned from a regional bank holding company to a bank holding company after the Financial Services Commission approved its subsidiary, iM Bank (formerly DGB Daegu Bank), to transition from a regional bank to a commercial bank. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life

Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. In May 2021, the Financial Services Commission approved the merger of Shinhan Life Insurance and Orange Life Insurance, with Shinhan Life Insurance being the surviving entity upon completion of the merger. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On September 29, 2020, we acquired a 96.8% interest in Neoplux Co., Ltd. (“Neoplux”), a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux became our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management Co., Ltd. (“Shinhan BNP Paribas Asset Management”) and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management became our wholly-owned subsidiary as of such date. On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system (which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on a single page) have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This has particularly restricted retail loans, intensifying competition for corporate loans and deposits among commercial banks. As a result, Shinhan Bank may experience an increase in its cost of funding or otherwise face challenges in increasing or retaining its corporate loans and deposits.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. KT consortium’s K-Bank, Kakao consortium’s Kakao Bank and Viva Republica consortium’s Toss Bank have been operating Internet-only banks since April 2017, July 2017 and October 2021, respectively. Internet-only banks have certain advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks are facing increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Since 2019, commercial banks including Shinhan Bank and other local banks and fintech companies have been offering open banking service. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, the MyData service was launched in 2020, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. Shinhan Card and Shinhan Bank have each obtained a license from the Financial Services Commission as a MyData service provider. Shinhan Card launched its MyData business in December 2021, followed by Shinhan Bank in January 2023. As of December 31, 2024, the Financial Services Commission has granted licenses to 66 companies to operate as MyData service providers, 23 of which are fintech or IT firms, and 65 companies are currently providing MyData services. This has resulted in competition between traditional financial institutions like us and fintech firms intensifying, particularly with respect to asset management services. If additional fintech companies operate as MyData service providers, we expect competition for customers among banks and fintech firms to further intensify. In addition, in May 2023 the Government launched a platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform. In January 2024, the platform was expanded to include mortgage loans and long-term deposit-based rental loans. Additional loan types, such as business loans and credit card loans, are also expected to be included in the platform, which may further intensify competition among commercial banks in Korea.

Since the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices. For further details of such capital adequacy requirements, see “— We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.” There is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, since May 2024, we and our banking subsidiaries in Korea are required to maintain a minimum common equity Tier I capital adequacy ratio of 9.0%, a Tier I capital adequacy ratio of 10.5% and a total capital (BIS) ratio of 12.5%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, as further described below, Shinhan Bank is also required to maintain a capital conservation buffer and additional capital as a domestic systemically important bank and may be required to maintain a countercyclical capital buffer. Also, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Securities are each required to maintain a consolidated adjusted equity capital ratio of 8.0%, a Korean-Insurance Capital Standard (“K-ICS”) ratio of 100% and a net capital ratio of 100%, respectively.

The current capital adequacy requirements of the Financial Services Commission are derived from bank capital rules issued by the Basel Committee on Banking Supervision (the “Basel Committee”) in December 2010 in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” Beginning in July 2013, the Financial Services Commission implemented the capital requirements of Basel III though a series of amendments to the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. Pursuant to these regulations, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0% from January 1, 2015. The Regulation on the Supervision of the Banking Business was further amended in December 2014 to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019, and although the liquidity coverage ratio requirement was temporarily lowered during the COVID-19 pandemic, the liquidity coverage ratio requirement has been restored to 100% since January 1, 2025. Capital conservation buffer requirements have also been phased in from January 1, 2016, and accordingly, since January 1, 2019, commercial banks in Korea have been required to maintain a capital conservation buffer of 2.5%. Pursuant to the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Since January 1, 2019, the Financial Services Commission has required domestic systemically important banks to maintain an additional capital buffer of 1.00%, and we and Shinhan Bank have each been designated by the Financial Services Commission since July 2021 as a domestic systemically important bank holding company and domestic systemically important bank, respectively. Accordingly, we and Shinhan Bank are subject to this additional capital buffer of 1.00%. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. As announced by the Financial Services Commission in May 2023, banks and their holding companies, including us and Shinhan Bank, have been required to accumulate a counter-cyclical capital buffer of 1.00% since May 1, 2024. The Financial Services Commission also announced in September 2024 the introduction of a stress buffer capital regulation, which may require banks and their holding companies to accumulate up to 2.5% of additional capital (in addition to, and separate from, the aforementioned minimum capital ratios) depending on the results of stress testing and evaluation of risk management status by the Financial Supervisory Service. On December 19, 2024, the Financial Services Commission announced that the introduction of the stress buffer capital regulation will be delayed until at least the second half of 2025 and that the timing and other details of implementing the stress buffer capital regulation will be determined during 2025.

We and our banking subsidiaries are currently, and have been, in full compliance with Basel III requirements as implemented in Korea since its introduction in December 2013. Although we and our subsidiaries currently maintain capital adequacy ratios in excess of the respective required regulatory minimum levels, we or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in risky assets and provisioning expenses, substitution costs related to the disposal of problem loans, declines in the value of securities portfolios, adverse changes in foreign currency exchange rates, changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee upon which the guidelines of the Financial Services Commission are based, or other adverse developments affecting our asset quality or equity capital. If the capital adequacy ratios of us or our subsidiaries were to fall below the required levels, the Financial Services Commission might impose penalties which may range from a warning to suspension or revocation of our or our subsidiaries’ business licenses. In addition, additional capital requirements may increase our or our subsidiaries’ credit risk and require us or our subsidiaries to either improve asset quality or raise additional capital. In order to maintain the capital adequacy ratios above the required levels, we or our subsidiaries may be required to raise additional capital through equity financing, and there is no assurance that we or our subsidiaries will be able to do so on commercially favorable terms or at all and, even if successful, any such capital raising may have a dilutive effect on our shareholders with respect to their interest in us or on us with respect to our interest in our subsidiaries.

Liquidity, funding management and credit ratings are critical to our ongoing performance.

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise.

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to survive a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio. The Basel Committee extended the timetable for full phase-in of the liquidity coverage ratio to the effect that the minimum liquidity coverage ratio was set at 60% as of January 1, 2015 and thereafter was increased in annual increments of 10% so that the minimum liquidity coverage ratio would reach 100% as of January 1, 2019. The Regulation on the Supervision of the Banking Business was further amended in December 2014 to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019, and although the liquidity coverage ratio requirement was temporarily lowered during the COVID-19 pandemic, the liquidity coverage ratio requirement has been restored to 100% since January 1, 2025.

A substantial part of the liquidity and funding requirements for our banking subsidiaries is met through short-term customer deposits, which typically roll over upon maturity. While the volume of our customer deposits has generally been stable over time, customer deposits have from time to time declined substantially due to the popularity of other, higher-yielding investment opportunities, primarily stocks and mutual funds, for example, during times of bullish stock markets. During such times, our banking subsidiaries were required to obtain alternative funding at higher costs. There is no assurance that a similar development will not occur in the future. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. In addition, even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

Our business may be materially and adversely affected by legal claims and regulatory actions against us, including with respect to financial products sold by us or our subsidiaries.

In the ordinary course of our business, we are subject to risk of legal claims and regulatory actions. We are also subject to a variety of other lawsuits, claims, disputes, legal proceedings and government investigations in Korea and other jurisdictions where we are active, including with respect to financial products sold by us or our subsidiaries. For example, in the past there have been incidents of alleged improper sales of financial products, such as those involving Lime Asset Management Co., Ltd. products, Discovery Asset Management Co., Ltd. products and certain German Heritage derivative-linked securities. Although we have taken measures and strive to improve our risk management systems and internal controls to prevent similar incidents, including updating the internal controls and performance evaluation systems for Shinhan Bank and Shinhan Securities, no assurance can be given that similar incidents have not occurred or will not occur in the future or that such incidents will always be detected, deterred or prevented. We may be required to compensate purchasers of such financial products sold by us or suffer losses and record provisions for credit loss allowance for expected losses in connection with such financial products, and we may also suffer harm to our and our subsidiaries’ reputation, any of which may increase our operational and compliance costs and subject us to greater scrutiny by regulators and other parties. These types of claims, disputes, proceedings or investigations may expose us to substantial monetary and/or reputational damages, legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses or sanctions against our management and employees. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 47 of the notes to our consolidated financial statements included in this annual report.

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

Historically, Korea, like many other countries, has experienced interest rate fluctuations, in part due to the Government’s policy to stabilize the economy through active rate-controlling measures. The Bank of Korea reduced the base interest rate from 1.75% to 1.50% in July 2019, from 1.50% to 1.25% in October 2019, from 1.25% to 0.75% in March 2020 and from 0.75% to 0.50% in May 2020. The Bank of Korea raised the base interest rate from 0.50% to 0.75% in August 2021, from 0.75% to 1.00% in November 2021, from 1.00% to 1.25% in January 2022, from 1.25% to 1.50% in April 2022, from 1.50% to 1.75% in May 2022, from 1.75% to 2.25% in July 2022, from 2.25% to 2.50% in August 2022, from 2.50% to 3.00% in October 2022, from 3.00% to 3.25% in November 2022 and from 3.25% to 3.50% in January 2023. The Bank of Korea reduced the base interest rate from 3.50% to 3.25% in October 2024, from 3.25% to 3.00% in November 2024 and from 3.00% to 2.75% in February 2025. Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a thinner margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average repricing frequency of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in Won per US$1.00.

Year Ended December 31,	At End of Period	Average(1)	High	Low

	(Won per US$1.00)
2020	1,086.1	1,180.6	1,267.3	1,081.9
2021	1,188.6	1,144.9	1,198.7	1,081.6
2022	1,260.2	1,291.8	1,440.5	1,187.0
2023	1,291.0	1,306.8	1,362.9	1,220.3
2024	1,477.9	1,363.4	1,477.9	1,300.5
October	1,377.6	1,362.4	1,389.2	1,321.5
November	1,397.0	1,395.0	1,408.3	1,375.2
December	1,477.9	1,440.0	1,477.9	1,406.1
2025 (through April 4)	1,457.8	1,452.5	1,474.4	1,429.2
January	1,453.9	1,452.2	1,473.4	1,429.2
February	1,459.0	1,444.8	1,461.2	1,429.8
March	1,474.4	1,458.3	1,474.4	1,444.7
April (through April 4)	1,457.7	1,460.3	1,471.0	1,450.6

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

We have translated certain amounts in Korean Won, which appear in this annual report, into U.S. Dollars for convenience. This does not mean that the Won amounts referred to could have been, or could be, converted into U.S. Dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, translations of Won amounts to U.S. Dollars are based on the Noon Buying Rate in effect on December 31, 2024, which was ~~W~~1,477.9 to US$1.00. On April 4, 2025, the Noon Buying Rate in effect was ~~W~~1,457.7 to US$1.00.

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

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.

In early 2023, financial troubles at several banks in the United States and Europe caused uncertainty and fear of instability in the global financial system generally, particularly in the banking sector. Such difficulties were caused, among others, by rising levels of inflation and rapid increase in base interest rates by the governments globally. Many financial institutions have experienced volatile stock prices and significant losses in their equity value, and many have faced heightened risk of bank runs. Any negative perceptions resulting from such developments concerning the soundness of savings banks, Internet-only banks or the banking system generally in Korea could affect customers’ decision on where to maintain their deposits, which may result in financial distress and closure for certain banks in Korea. Also in cases where such distress could pose a systemic risk, the Government may require us or Shinhan Bank, as one of the largest bank holding companies and commercial banks, respectively, in Korea, to actively participate in the Government’s initiative to mitigate such difficulties, which could strain our resources, divert our management’s attention and have an adverse impact on our results of operations and financial condition.

Events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, may in the future lead to market-wide liquidity problems or increase our risk in various dealings with its counterparties, among others. If, as a result of such developments, any parties with whom we conduct business are unable to access their deposits with a distressed financial institution or any of their other funds loaned to such distressed financial institution, including through financial instruments or lending arrangements, such parties’ credit quality, ability to pay their obligations to us, or to enter into new commercial arrangements requiring additional payments to us could be adversely affected. In addition, our ability to access funding sources and other arrangements in amounts adequate to finance or capitalize our current and future business operations or to fulfill our financial obligations could also be affected by such disruptions or instability in the financial services industry or financial markets. Furthermore, we could be impacted by current or future negative perceptions, expectations or rumors about the prospects for the financial services industry, which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities. Any of these developments resulting from the general instability of the financial services industry could materially adversely impact our results of operations and financial condition.

Risks Relating to Our Banking Business

We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Shinhan Bank’s loans (before allowance for credit losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~131,304 billion as of December 31, 2022, ~~W~~134,271 billion as of December 31, 2023 and ~~W~~145,327 billion as of December 31, 2024, representing 31.8%, 32.2% and 31.9% respectively, of our total loan portfolio as of such dates.

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

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment in recent years, coupled with our efforts to counter asset quality deterioration through conservative lending policy, have led to a fluctuation in the asset quality of our loans to this segment. As of December 31, 2022, 2023 and 2024, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~385 billion, ~~W~~542 billion and ~~W~~645 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.29%, 0.40% and 0.44%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or aggravate, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

Of particular concern is our exposure to enterprises in the real estate and leasing, and construction industries. As of December 31, 2024, Shinhan Bank had outstanding loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to enterprises in the real estate and leasing, and construction industries (many of which are small- and medium-sized enterprises) of ~~W~~52,229 billion and ~~W~~4,922 billion, respectively, representing 13.4% and 1.3%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

The enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, may in turn face difficulties if the housing market were to face difficulties, for example, due to Government policy measures to stabilize the real estate market, oversupply of residential property, ongoing economic sluggishness in Korea and globally or demographic changes in the Korean population. We also have limited exposure to real estate project financing, particularly by construction companies that have built residential units in provinces outside the metropolitan Seoul area, which have recently been experiencing increasing level of delinquencies primarily due to a relatively low rate of pre-sales, the proceeds from which the construction companies primarily rely on as a key source for liquidity and cash flow.

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

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2024, the secured portion of Shinhan Bank’s loans amounted to ~~W~~258,721 billion, representing 66.3% of its total loans. No assurance can be given that the collateral value will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 85% of the appraised value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government, and to periodically re-appraise such collateral. In order to mitigate our loss in the event of a decrease in the value of collateral, we have made effort to increase the proportion of installment principal repayment-based loans and manage the loan-to-value ratio of loans. As of December 31, 2024, installment principal repayment-based housing loans accounted for 61.4% of the housing loans extended by Shinhan Bank, and the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 49.5%. Despite these efforts however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 7 to 12 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Real estate project financing exposure poses significant risk, and guarantees received in connection with our real estate financing may not provide sufficient coverage.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are concentrated largely in the construction of residential complexes as developers in Korea commonly use project financing to acquire land and pay for related project development costs. Exposure to such real estate project financing poses significant risk for banks and other financial institutions, including us and Shinhan Bank, particularly amidst the recent slowdown in market demand, demonstrated by an increase in unsold properties, and elevated interest rates. We have designated real estate project financing exposure as a key risk management area and take a unified approach across relevant subsidiaries by setting an annual Group-wide aggregate limit and subsequently allocating the limit applicable to each relevant subsidiary.

We evaluate the soundness of the underlying real estate development projects in accordance with the enhanced business feasibility evaluation criteria announced by the Financial Supervisory Service in 2024. According to such criteria, real estate development projects are classified into four classes of soundness – normal, average, caution, and warning. We pay particular attention to project financing provided to real estate development projects classified at caution or warning levels and, where necessary, set aside provisions for credit loss and charge-offs. As of December 31, 2024, real estate project financing provided to real estate development projects classified at caution or warning levels represented 5.37% of our total real estate project financing loans. Shinhan Bank has also actively managed and reduced its real estate project financing-related exposure, particularly during sustained downturns in the Korean real estate market, and as of December 31, 2024, the total outstanding amount of Shinhan Bank’s real estate project financing-related exposure was ~~W~~9.6 trillion.

Lenders in project financing, including us and Shinhan Bank, generally receive from general contractors a performance guarantee for the completion of projects by the developers as well as a payment guarantee for the loans raised by a special purpose financing vehicle established by the developers in order to procure the construction orders, as the developers tend to be small and highly leveraged. Although we will continue our Group-wide efforts to, and Shinhan Bank will also continue its efforts to, effective manage real estate project financing exposure, if defaults were to significantly increase under our existing loans to real estate development projects or the quality of such loans were to deteriorate, and particularly if general contractors fail to pay the guaranteed amount necessary to cover the amount of such financings, it may have an adverse effect on our and Shinhan Bank’s business, financial condition and results of operations.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s 10 largest corporate exposures as of December 31, 2024, two were companies for which Shinhan Bank was a main creditor bank. All of the 10 companies are members of the main debtor groups as identified by the Governor of the Financial Supervisory Service, which are largely comprised of the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the 10 companies was ~~W~~41,959 billion, or 15.6%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~6,566 billion, or 2.4%, of its total exposures. If the credit quality of Shinhan Bank’s exposure to large corporations, including those in the main debtor groups, declines, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances established by Shinhan Bank against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

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

In recent years, consumer debt, including lending to households and small unincorporated businesses, has continued to increase in Korea. Shinhan Bank’s portfolio of retail loans is comprised of two principal product types, namely secured retail loans (which are primarily comprised of mortgage and home equity loans secured by real estate) and general purpose loans (which are unsecured loans and tend to carry a higher credit risk). As of December 31, 2024, Shinhan Bank’s retail loan portfolio (before allowance for credit losses and deferred loan origination costs and fees and excluding credit card loans) was ~~W~~153,255 billion, representing 39.3% of its total loans outstanding. As of December 31, 2022, 2023 and 2024, Shinhan Bank’s non-performing retail loans (excluding credit card loans) were ~~W~~289 billion, ~~W~~377 billion and ~~W~~446 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.20%, 0.27% and 0.29%, respectively.

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

In the normal course of banking activities, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs because the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements and those guarantees that we have confirmed to make payments are recorded on the statements of financial position. As of December 31, 2024, Shinhan Bank had aggregate guarantees and acceptances of ~~W~~22,376 billion, for which it provided allowances for losses of ~~W~~103.1 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting in respect of these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.

As of December 31, 2022, 2023 and 2024, Shinhan Card’s interest-earning assets (credit card, installment financing, lease, etc.) amounted to ~~W~~39,034 billion, ~~W~~40,457 billion and ~~W~~40,199 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn leads to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

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

Non-financial companies, such as e-commerce and retail business, as well as fintech companies have become major competitors in various business areas. Fast-growing online service providers and tech companies joined the financial payment service market, changing the landscape of the payment service industry. Convenient payment service providers such as Kakao Pay, Naver Pay, and Coupang Pay are competing against the payment services of Shinhan Card. As a response to such market changes, Shinhan Card developed the “Shinhan SOL Pay”, which is a platform for mobile application-credit card payment model that can be used for both online and offline payments. Shinhan Card pioneered “touch payment” using magnetic secure transmission technology and commercialized biometric “Face Pay,” which allows for payment without the need for card plates or smartphone. Competition is expected to intensify as additional MyData service providers enter the market and the sharing of customer personal information, credit information, and transaction data across a variety of digital platforms is expanded.

In addition, Government policies and regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. In January 2012, the Government expanded the definition of a small- and medium-sized merchant to include those with annual sales of up to ~~W~~200 million and, effective September 2012, lowered fees chargeable to such merchants from 1.8% to 1.5% with respect to credit cards. In January 2015, the Government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and imposed a cap on fees chargeable to such merchants at 2.0% with respect to credit cards. In November 2015, the Government announced a further reduction in the merchant fees chargeable to small- and medium-sized enterprises with respect to credit cards, effective January 31, 2016, from 2.0% to 1.3% for merchants with annual sales of more than ~~W~~200 million and up to ~~W~~300 million, and from 1.5% to 0.8% for merchants with annual sales of up to ~~W~~200 million. In July 2017, the Enforcement Decree of the Specialized Credit Finance Business Act was amended to expand the range of small- and medium-sized enterprises subject to lower merchant fees. Upon the amendment, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.3%, and merchants with annual sales of up to ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.8%. In January 2019, the government further expanded the definition of a small- and medium-sized merchant to include those with annual sales of more than ~~W~~500 million and up to ~~W~~3 billion. Upon the amendment, merchants with annual sales of less than ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 0.8%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.4%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.6%. Effective January 2022, the fees chargeable to small- and medium-sized enterprises with respect to credit cards were further reduced. Upon the amendment, merchants with annual sales of less than ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.5%, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.1%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.25%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.5%. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every six years. Most recently, the merchant commission rate was adjusted in February 2025. Effective January 2025, the fees chargeable to small- and medium-sized enterprises with respect to credit cards were further reduced. Upon the amendment, merchants with annual sales of less than ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.4%, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.0%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.15%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.45%. Additionally, in 2018, the Seoul metropolitan and other regional governments launched “Zero Pay”, a government sponsored QR code-based mobile payment platform charging little to no transaction fees (up to 0.5% depending on volume of sales) and aimed at reducing transaction fees small businesses pay to credit card companies. The Financial Services Commission also announced its plans to establish an open banking system that would provide fintech firms access to banks’ payment systems at lower costs. Additional amendments to regulations requiring further downward adjustments to merchant fees or Government policies aimed at reducing transaction fees paid to credit card companies may be implemented in the future, placing further downward pressure on the results of operations for credit card companies, including Shinhan Card.

In 2013, the Government also implemented measures regulating marketing costs in order to control excessive marketing campaigns and curtail undue marketing expenses, which had the effect of impeding revenue growth for credit card companies but also reduced or slowed the growth in their marketing expenses. The Government also introduced guidelines to curb the interest rates that credit card companies, including Shinhan Card, may charge on card loans and cash advances. Furthermore, the Government also provides tax incentives, among others, for the use of check cards (where the amounts paid with check cards are instantly debited from the customer’s bank accounts) to encourage the use of check cards in lieu of credit cards in an attempt to preempt a potential rise in delinquency among credit card users, and if check cards are widely used in lieu of credit cards, this would reduce interest income from credit cards, which generally have a longer repayment period than that of check cards, and may have an adverse impact on Shinhan Card’s revenues and results of operations. In 2018, the Financial Services Commission introduced additional guidelines aimed at curtailing excessive marketing expenses for credit card companies, for example by limiting the benefits credit card companies may offer to large corporate credit card clients or merchants as well as requiring a reasonable level of annual service fees for credit card holders. Although these and similar Government initiatives and measures may result in a reduction in marketing expenses, which in turn may help reduce the overall expenses of our credit card business, there is no assurance that Government measures will achieve their intended results, and such measures may result in a decline in the volume of credit card transactions or otherwise adversely affect our business, financial condition and results of operations.

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

We, through our investment and other subsidiaries, currently provide, and seek to expand the offerings of, brokerage and other commission- and fee-based services. Downturns in stock markets typically lead to a decline in the volume of transactions that we execute for our customers and, therefore, a decline in our non-interest revenues. In addition, because the fees that we charge for managing our clients’ portfolios are often based on the size of the assets under management, a downturn in the stock market, which has the effect of reducing the value of our clients’ portfolios or increasing the amount of withdrawals, also generally reduces the fees we receive from our securities brokerage, trust account management and other asset management services. Even in the absence of a market downturn, below-market performance by our securities, trust account or asset management subsidiaries may result in increased withdrawals and reduced cash inflows, which would reduce the revenue we receive from these businesses. In addition, protracted declines in asset prices can reduce liquidity for assets held by us and lead to material losses if we cannot close out or otherwise dispose of deteriorating positions in a timely way or at commercially reasonable prices. In July 2019, we made a capital contribution of ~~W~~660 billion by subscribing for new shares of common stock of Shinhan Securities, enabling Shinhan Securities to satisfy the ~~W~~4 trillion capitalization requirement required to apply to the Financial Services Commission for designation as a mega-investment bank (“mega-IB”). Upon designation as a mega-IB, Shinhan Securities will be able to issue issued notes up to 200% of its capitalization amount and would be able to utilize such proceeds for corporate lending and other businesses. This capital contribution was made in line with our strategic initiative to strengthen our non-banking businesses and capital market activities. However, we cannot assure you that this capital contribution, any designation of Shinhan Securities as a mega-IB or any resulting developments will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits, and we may not be successful in furthering our strategic initiative.

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

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which became effective beginning 2023, insurance contract liabilities are calculated in terms of market value (as the present value of future insurance cash flows with a provision for risk) instead of book value. As the discount rate reflects current interest rates rather than book yields. We may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital.

We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

We continue to seek and evaluate opportunities for diversification and growth of our business, including through strategic acquisitions, and have experienced substantial growth through several mergers and acquisitions. On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On October 31, 2018, we agreed to acquire Asia Trust Co., Ltd. in order to expand our real estate business capacity and have also acquired certain small-sized overseas financial service companies and asset management companies. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux became our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management became our wholly-owned subsidiary as of such date. On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%. We expect to integrate these and any future acquisitions with our existing businesses and generate synergies and expand our business capabilities. However, we may encounter significant risks, including difficulty in successfully integrating acquired businesses, increased expenses such as working capital requirements or capital expenditures, regulatory risks and financial risks such as potential liabilities of the businesses we acquire. In addition, evaluating potential acquisitions may require us to incur significant expenses or divert management’s attention away from other business issues. As such, no assurance can be given that any completed or contemplated acquisitions will not have a negative effect on our business, financial condition and results of operations that outweigh any potential benefits.

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

Any significant labor unrest in the Korean financial industry or other sectors of the Korean economy could adversely affect our operations, as well as the operations of many of Shinhan Bank’s customers and their ability to repay their loans, and could affect the financial conditions of Korean companies in general. Such developments would likely have an adverse effect on our business, financial condition, results of operations and capital adequacy. See “Item 6.D. Employees.”

In 2018, the National Assembly passed a bill to amend the Labor Standards Act, pursuant to which the maximum working hours of employees was reduced from 68 hours per week to 52 hours per week. This new maximum working hours restriction under the amended Labor Standards Act has applied to workplaces with 300 or more workers since July 1, 2018, workplaces with 50 or more workers since January 1, 2020, and workplaces with five or more workers since July 1, 2021. Accordingly, we have reformed our workforce structure, including rearranging staffing where necessary, in order to improve efficiency and comply with the amended Labor Standards Act and believe, as of the date of this annual report, that the amended Labor Standards Act has not had a material adverse impact on our operations. However, there can be no assurance that any further changes to Labor Standards Act will not have a material adverse effect on our results of operations and financial condition.

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

In order to minimize the risk of security breaches related to customer and our other proprietary information, we have taken a series of group-wide preventive measures, such as the adoption and implementation of a best-in-class information security system and reinforcement of internal control measures. We are fully committed to maintaining the highest standards of cyber security and consumer protection measures and upgrading them continually. We have established and are operating an information security management system for our company and our subsidiaries. We have implemented the ISO 27701 or ISO 27001-certified security management system and obtained the Information Security Management System certification and for most of our subsidiaries. We believe such certifications represent third-party validations that we are in compliance with best-in-class international standards on matters of information security. Our Integrated Cyber Security Monitoring Center’s security management system enables us to continuously monitor for signs of potential cyber-attacks and provides us with advance warnings that will allow us to promptly respond to such attacks. Our security management system continuously monitors for signs of potential cyber-attacks and is designed to provide early warning alerts to enable prompt action by us. In order to prevent intentional and accidental security issues by our employees, we have created a violation monitoring system, reinforcing our security measures by preemptively identifying various scenarios of threats and by collecting and analyzing different types of data that allows us to quickly identify any potential security violations. Moreover, we established a new information security lab within Shinhan DS, our IT services subsidiary that specializes in IT system development and management as well as cyber security and information protection, to build a continuous security research and development system aimed at responding to the latest hacking and other cyber threats. Through these measures, we are developing technical capabilities necessary to respond to the latest security threats. We also provide intensive employee training to our information technology staff and other employees on cyber security and have adopted advanced security infrastructure (including through hiring a highly competent team of information security experts) for online financial services such as mandatory website certification and keyboard security functions. In addition, reviews of our system are conducted, across all of our subsidiaries, through periodic audits and simulation reviews by external experts. In addition, in compliance with applicable regulations we currently carry insurance to cover cyber security breaches up to ~~W~~10 billion in relation to our banking business and up to ~~W~~3 billion in the aggregate and up to ~~W~~1 billion per incident for our securities investment business and have set aside a reserve of ~~W~~1 billion for our credit card business. In addition, in light of the growing use of mobile devices to access financial services, we have implemented security measures (including encryptions and service terminal monitoring) to provide a secure mobile banking service as well as to prevent illegal leakage or sharing of customer data and otherwise enhance customer privacy. We are also keenly aware of the litigation and regulatory sanctions risks that may arise from security breaches and are aggressively reinforcing a group-wide culture that stresses safety and good custodianship as among our highest priorities. Furthermore, we are actively taking steps to implement preventive and other steps recommended or required by the regulatory authorities in relation to actual and potential financial scams. Although we have not experienced any material security breaches or any similar large scale leakage of customer information recently, given the unpredictable and continually evolving nature of cyber security threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our best efforts at maintaining the best-in-class cyber security systems, we will not be vulnerable to major cyber security attacks in the future.

The public is developing heightened awareness about the importance of keeping their personal data private, and the financial regulators are placing greater emphasis on data protection by financial service providers. For example, under the Personal Information Protection Act, as amended in March 2023, financial institutions, as personal information manager, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Further, under the Use and Protection of Credit Information Act, as last amended in

February 2024, a financial institution has a higher duty to protect credit information, meaning information necessary to assess the creditworthiness of the counterparty to financial transactions and other commercial transactions. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliate or holding company, and quintuple damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, as last amended in September 2023 with effect from September 2024, a financial institution is primarily responsible for compensating its customers harmed by the financial institution’s cyber security breach, even if the breach is not directly attributable to the financial institution. Amendments to three major data privacy laws (the Personal Information Protection Act, the Act on the Promotion of Information and Communications Network Utilization and Information Protection and the Act on the Use and Protection of Credit Information) were passed in 2020, expanding the scope of personal information that may be shared among financial institutions, and cyber security and ensuring confidentiality of customers’ information have become more important than ever for financial institutions. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations as well as our internal policies.

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

In response to the growing incidents of voice phishing, regulatory authorities have undertaken a number of steps to protect consumers against voice phishing and other financial scams. Also in response to the heightened risk, Shinhan Card and our other subsidiaries have established fraud detection systems that identify questionable transactions based on deviations from a customer’s conventional transaction patterns. There is no assurance, however, that these regulatory activities and fraud detection systems will have the desired effect of substantially eradicating or even containing the incidents of voice phishing or other financial scams. Also given continual advances in technology and the increasing sophistication of the financial scammers, there is no assurance that we will be able to prevent future financial scams or that the frequency and scope of financial scams will not increase. If financial scams involving us and our subsidiaries were to continue or to become more prevalent, it may result in compensation for any losses suffered by victims thereof, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, compliance with the present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of our preventive measures, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

Under the FCPA, a financial instrument distributor who intends to sell financial instruments shall comply with the following requirements: (i) confirmation of suitability and adequacy of financial instruments, (ii) compliance with the duty to explain, (iii) prohibition of unfair sales activities, (iv) prohibition of undue solicitation, (v) prohibition of false or exaggerated advertising, etc., and (vi) provision of contract documents (collectively, the “Sales Principles”). If a financial instrument distributor breaches any of the Sales Principles, consumers may request the termination of such financial instrument within a period to be prescribed by a Presidential Decree and are entitled to unilaterally terminate the contract if the financial instrument distributor fails to present a justifiable reason for not accepting the consumer’s request. Consumers who purchased a loan product, in particular, shall be entitled to withdraw from the contract within 14 days from the later of (i) the date of receipt of the proceeds pursuant to the contract and (ii) the execution date of the contract (or the date of receipt of the documents necessary for execution of the contract (if required under the FCPA), regardless of whether the financial instrument distributor breached any of the Sales Principles. When a consumer files a lawsuit for damages against a financial instrument distributor for breach of the duty to explain, the financial instrument distributor (and not the consumer) shall bear the burden of proof to prove that no willful conduct or negligence was involved in such breach of the duty to explain. In the event of a dispute with a financial instrument distributor, consumers may apply for mediation to the Dispute Mediation Committee of the Financial Services Commission. If a financial instrument distributor files a lawsuit with a court while such mediation is in progress, the court may suspend the litigation proceedings. For certain small-sum cases, a financial instrument distributor may not file a lawsuit with a court until the completion of such mediation. Financial instrument distributors must accept requests from its consumers to access information for purposes of litigation or mediation. In the event the Financial Services Commission determines that there is a clear risk that a financial product may cause significant damage to the properties of customers, the Financial Services Commission may prohibit or restrict the solicitation of, and execution of a contract for, such financial product.)

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

For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals, who were disproportionately affected by the downturn in the Korean and global economy in the late 2000s and have yet to fully recover. As part of these initiatives, the Financial Supervisory Service encouraged banks to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises amidst sluggish economic recovery. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises. Our participation in such Government initiatives may lead us to extend credit to small- and medium-sized enterprises that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small- and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small- and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations.

In addition, as a way of supporting the Government’s initiative to assist promising startups, in February 2015, the financial regulators announced that they would encourage the banks in Korea to increase lending to technology companies in the small- to medium-sized enterprise segment and to enhance technology-related credit review capabilities. According to the Korea Federation of Banks, the aggregate balance of loans to technology companies in the small- to medium-sized enterprise segment reached ~~W~~ 325.9 trillion, ~~W~~304.5 trillion and ~~W~~302.7 trillion, as of December 31, 2022, 2023 and 2024, respectively. Shinhan Bank’s total balance of outstanding loans to technology companies as of December 31, 2022, 2023 and 2024 was ~~W~~44.8 trillion and ~~W~~42.9 trillion and ~~W~~42.7 trillion, respectively.

Furthermore, amidst concerns about increasing household debt, in 2020 the Financial Services Commission increased target proportions for fixed interest rate loans and installment principal repayment-based housing loans to 52.5% and 60.0%, respectively, which have remained the same through 2024. Fixed interest rate and installment principal repayment-based housing loans accounted for 60.6% and 61.4%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2024.

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

The Government may request or otherwise encourage us or our subsidiaries to provide investments or other financial support for which we are not duly compensated or otherwise take up additional risk that we would not normally have undertaken. Any such Government request, and any investments or financial support made in response thereto or otherwise, may have an adverse effect on our business, financial condition and results of operations.

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

The regulations on mortgage and home equity loans are susceptible to the changes of housing market cycles and have been revised from time to time. From 2017 to 2022, the Government led by President Moon Jae-in announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices. However, since the second half of 2022, the Government led by President Yoon Suk Yeol announced and implemented a series of policies to ease the demand-side regulations in the real estate market in order to prevent housing prices from crashing due to the recent hike in interest rates. For example, the Government has released most areas from “speculative areas”, “overheated speculative areas” and “adjustment targeted areas” (collectively, the “regulated areas”) where tighter loan-to-value ratios and debt-to-income ratios are applicable to mortgage or home equity loans, with only Gangnam-Gu, Seocho-Gu, Songpa-Gu and Yongsan-Gu in the greater Seoul metropolitan area currently remaining as the regulated areas, removed the application of stricter loan-to-value ratio to new loans secured by high-price houses located in the regulated areas and allowed the extension of new loans secured by houses located in the regulated areas to households that already own one or more houses.

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

In August 2023, the Government enacted a special law aimed at protecting victims of lease fraud and ensuring housing stability. In connection with this, the Financial Services Commission has decided to provide special treatment for victims of lease fraud, notwithstanding existing regulations on loan-to-value ratio, debt-to-income ratio, and debt service ratios. Victims of lease fraud are eligible to receive an loan-to-value ratio of up to 80%, and in the case of mortgage loans obtained through auction winnings, the loan may be granted regardless of the regulatory status of the area, provided that the loan amount does not exceed ~~W~~400 million. Furthermore, such victims may be exempt from the application of debt-to-income ratio and debt service ratios regulations.

Furthermore, in July 2024, special provisions were introduced to support homeowners who need to return lease deposits. Homeowners who completed the ownership transfer registration and signed lease contracts before July 3, 2023 and are required to return the lease deposit pursuant to a lease contract expiring prior to December 31, 2025 will be eligible for a housing mortgage loan, including loans secured by office-tels (mixed purpose units serving simultaneously as office and residential apartments), provided they meet certain eligibility criteria. In such cases, the loan may be extended within a debt-to-income ratio (“DTI”) limit of 60%.

Meanwhile, in December 2023, as a measure to help prevent excessive household debt, the Financial Services Commission introduced the “stress debt service ratio” system for floating rate loans, mixed rate loans (loans where a fixed interest rate shifts to a floating interest rate after a certain period of time), and periodic loans (loans where a fixed interest rate is adjusted periodically). The “stress debt service ratio” system imposes a certain level of interest rate spread (a stress rate) when calculating the debt service ratio, taking into consideration the possibility that a borrower of a floating rate loan may be subject to an increased burden when repaying principal and interest if the interest rate were to increase during the loan period. The “stress debt service ratio” system was initially applied beginning February 26, 2024 to mortgage loans in the banking sector. Since September 1, 2024, the application of the “stress debt service ratio” system was expanded to mortgage loans across all financial institutions as well as credit facilities in the banking sector. The application of the “stress debt service ratio” system is expected to further expand to mortgage loans, credit facilities and other loans across all financial institutions beginning July 2025.

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

Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. This temporary measure ended in June 2023, and a loan-to-deposit ratio requirement of 100% has applied since July 2023.

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

We have engaged in limited settlement transactions involving Iran and also in limited business in and related to Russia which may subject us to legal or reputational risks.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon dealings with or related to certain countries, governments, entities and individuals that are the subject of OFAC Sanctions, including Iran and Russia, and maintains a list of specially designated nationals (the “SDN List”), whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. OFAC Sanctions may apply to non-U.S. persons when there is a U.S. nexus. Non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as causing U.S. persons to violate sanctions by routing transactions through the United States or the U.S. financial system. Even in the absence of a U.S. nexus, non-U.S. persons may be imposed of sanctions by OFAC if it engages in certain dealings with or related to Iran, North Korea, Russia or other sanctioned countries, persons or individuals (“Secondary Sanctions”). The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations. The United Nations Security Council and other governmental authorities also impose similar sanctions.

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

Shinhan Bank engages in certain limited lending activities in or related to Russia. In response to the Russia-Ukraine conflict, the U.S., E.U., U.K., Korean and other governments have imposed economic sanctions on Russia, Belarus, and certain regions of Ukraine. Such sanctions target, among other persons, a wide range of Russian financial institutions as sanctioned parties as well as the Russian Central Bank and certain other state entities. They also target specific sectors of the Russian economy, including the technology, defense and related materiel, construction, aerospace, energy and manufacturing and other sectors. In December 2023, OFAC was authorized to impose Secondary Sanctions on foreign financial institutions when they conduct or facilitate significant Russia-related transactions or provide certain Russia-related services, in particular involving Russia’s military-industrial base, including all persons blocked pursuant to OFAC Sanctions against Russia, such as sanctioned Russian banks, as well as persons operating in targeted sectors or supporting the sale, supply, or transfer of critical items to Russia. Russia-related activities may subject us to sanctions and potential legal or reputational risk.

Evolving regulatory framework for artificial intelligence and machine learning technology, may have an adverse impact on our business, financial condition and results of operations.

We utilize artificial intelligence (“AI”) technology in various ways to enhance efficiency, security and customer experience, such as by providing customer support and personalized financial advice based on user behavior, as well as aiding our employees in routine tasks. The regulatory framework for AI and machine learning technology is evolving and remains uncertain. It is possible that new laws and regulations will be adopted, or existing regulations, notably those relating to data and copyright protection, may be interpreted in new ways that would affect our operations and the way in which we use AI and machine learning technology, including with respect to our digital platforms provided to our customers. Further, the cost of complying with such laws or regulations could be significant and would increase our operating expenses, which could adversely affect our business, financial condition and results of operations.

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

Following the declaration of martial law by President Yoon Suk Yeol on December 3, 2024, the National Assembly voted on December 14, 2024 to impeach President Yoon Suk Yeol. On April 4, 2025, the Constitutional Court upheld the impeachment, and accordingly President Yoon Suk Yeol was removed from office. A snap presidential election will be held on June 3, 2025, in which the president-elect will take office immediately, without the usual two-month transition period. These events have the potential to disrupt the nation’s political and economic landscape, including leading to widespread protests, market volatility and temporary setbacks in various sectors of the economy, increasing uncertainty and potentially affecting businesses across the country. These events, as well as any events that may follow in the aftermath, may create a challenging environment for and could have an adverse effect on the our business, results of operations and financial condition businesses operating in Korea, including us, and could have an adverse effect on our business, results of operations and financial condition.

As part of its reciprocal tariffs policy, on April 2, 2025, the U.S. announced a 10% baseline tariff on all imports to the U.S., effective from April 5, 2025, and country specific reciprocal tariffs on certain countries with which the U.S. has the largest trade deficits, effective from April 9, 2025. On April 9, 2025, the U.S. announced a 90-day pause in the implementation of the country specific reciprocal tariffs, with the exception of China. Since April 3, 2025, a 25% tariff has been imposed on automobile imports to the U.S., including fully assembled vehicles and key automobile components, and a 25% tariff on steel and aluminum imports to the U.S. has been imposed since March 12, 2025. These measures have broad ramifications for the global economy, and in particular pose significant challenges for the Korean economy which heavily relies on exports. The imposition of tariffs (or additional tariffs), resulting trade or other conflicts or other related developments are inherently beyond our control and difficult to predict. Accordingly, no assurance can be given as to whether these tariffs, the imposition of additional tariffs or any related developments may severely and adversely impact the global and Korean economies, which in turn would result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs, or otherwise negatively affect our business, results of operations and financial condition.

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

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, the Euro or the Japanese Yen exchange rates or revaluation of the Chinese Renminbi), increased exchange rate volatility as a result of government interventions, interest rates, inflation rates or stock markets;

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

•

tariffs introduced by countries, including the U.S., on goods imported and resulting volatility and uncertainty in the global economy, including the potential escalation of ongoing trade wars between the U.S., China and other countries;

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

In March 2024, UN sanctions to monitor the North Korean nuclear weapons program were vetoed by Russia. In May 2024, North Korea deployed 260 balloons carrying garbage into South Korea, leading to the suspension in June 2024 by Korea of the 2018 Panmunjom Declaration, which was adopted between President Moon Jae-in and Kim Jong-un during the 2018 summit meetings. In October 2024, North Korea amended its constitution to officially designate Korea as a “hostile state” and destroyed sections of the roads and rail links leading to Korea near the Korea-North Korea border.

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

Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2024, and we do not expect to be a PFIC in 2025 or to become one in the foreseeable future, although there can be no assurance in this regard. If, however, we become a PFIC, such characterization could result in adverse U.S. tax consequences to you if you are a U.S. investor. For example, if we become a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. Our PFIC status is determined on an annual basis and depends on the composition of our income and assets. Specifically, we will be classified as a PFIC for U.S. tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which generally includes cash) is at least 50%. Special rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. See “Item 10.E. Taxation — Certain United States Federal Income Tax Consequences — Passive Foreign Investment Company Rules.” We cannot assure you that we will not be a PFIC for 2025 or any future taxable year.

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

As of December 31, 2024, we have 15 direct and 33 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 19 million active customers, which we believe is the largest customer base in Korea, through approximately 30,147 employees at approximately 1,371 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 248 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513 and our telephone number is +822 6360 3000.

Our Strategy

We have maintained a vision of becoming a “customer-centered, top-tier Shinhan” recognized by our clients as well as the broader community. In line with this vision, we have identified three core agendas as foundational principles to guide our overall strategic direction: (i) “Scandal Zero,” (ii) enhanced customer experience and convenience, and (iii) sustainable revenue generation. We are committed to maintaining and enhancing our position as a leading financial institution in Korea and globally. To this end, we have identified four key strategic initiatives for 2025 as outlined below.

1.	Establishing Effective Internal Controls

We aim to elevate our robust internal control systems into a core differentiating competitive advantage, establishing and strengthening the trust we have gained from our clients and other participants in the industry. To this end, we have introduced responsibility maps delineating roles and responsibilities with appropriate checks and balances at the holding company as well as subsidiary levels, and we plan to further strengthen our infrastructure with respect to internal controls. We will also refine our evaluation system to align incentives and utilize advanced technologies, such as AI, to strengthen our fraud detection and internal controls monitoring systems. We will also expand and strengthen ethics training programs for our officers and employees to further our professional responsibility and ethics initiatives.

2.	Creating Differentiated Customer Value

We will continue our pursuit of unique value propositions for customers through three specific initiatives: (i) enhancing customer experience and convenience, (ii) expanding the adoption of digital and AI-driven innovations, and (iii) strengthening our presence in the senior and wealth management markets. We plan to evaluate customer touchpoints to refine our products and services, with a particular emphasis on streamlining processes and improving the speed and efficiency of customer transactions in order to enhance customers’ overall user experience. We are also seeking to provide more customized and tailored financial services to our customers by integrating AI technology into key interfaces. In light of evolving demographic trends, particularly the growing senior segment, we plan to devote more resources and increase our expertise in wealth management, aiming to provide comprehensive solutions that adapt to our customers’ diverse financial needs.

3.	Enhancing Corporate Citizenship

As a responsible corporate citizen, we are committed to proactively addressing social and environmental challenges. Our efforts include expanding green and transition financing to support climate change mitigation initiatives and reducing our carbon footprint. We also plan to continue support programs to address social issues such as low birth rate and support challenged families in need of financial assistance. We also focus on our human resources capabilities to ensure fairness within our organization and promote “self-leadership” among our employees, thereby strengthening our workforce and long-term competitiveness.

4.	Enhancing Corporate Value

We plan to continue our efforts to deliver enhanced value to our customers as well as shareholders through prudent management of our capital ratios and strengthening our financials and credibility in the market. Given the uncertainties in the global macroeconomic environment, we also plan to refine our risk management capabilities with the aim of balancing near-term resilience with long-term growth and allowing us to navigate swiftly evolving market conditions while remaining well-positioned for future growth opportunities.

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

Since our inception, we have expanded our operations, in large part, through strategic acquisitions, establishing subsidiaries or formation of joint ventures. Our key acquisitions, capital contributions and joint venture formations are described as below:

Date of Acquisition	Entity	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Shinhan Securities Co., Ltd.(1)	Securities and investment	Acquisition from the SsangYong Group

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(2)	Investment advisory	50:50 joint venture with BNP Paribas

August 2003	Chohung Bank	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card	Credit card services	Acquisition from creditors

January 2012	Tomato Mutual Savings Bank(3)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(4)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

October 2017	Shinhan REITs Management	Real estate asset management	Newly established

February 2019, January 2020	Orange Life Insurance(5)	Life insurance services	Acquisition from majority shareholders and subsequent comprehensive stock exchange

May 2019	Asia Trust Co. Ltd.(6)	Real estate trust business	Acquisition from majority shareholders

August 2019	Shinhan AI. Co., Ltd.(7)	Investment advisory	Incorporated and joined as a wholly-owned subsidiary
September 2020, December 2020	Shinhan Venture Investment(8)	Venture capital	Acquisition from majority shareholders and subsequent comprehensive stock exchange

Date of Acquisition	Entity	Principal Activities	Method of Establishment

January 2021	Shinhan Asset Management(9)	Asset management services	Acquisition of remaining interests from BNP Paribas Asset Management Holding

June 2022	Shinhan EZ General Insurance(10)	General insurance services	Acquisition of BNP Paribas Cardif General Insurance

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

(7)	On July 15, 2024, we announced the liquidation and dissolution of Shinhan AI. Co., Ltd., and accordingly Shinhan AI. Co., Ltd. is no longer a subsidiary of SFG.
(8)

On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux became our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment.

(9)

On January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management from BNP Paribas Asset Management Holding and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management became our wholly-owned subsidiary as of such date.

(10)

On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services provided through the following four business sub-segments:

•

channel, primarily focused on retail banking services and corporate banking services, which includes providing loans to and receiving deposits from individuals, corporations (other than large corporations) and wealth management (“WM”) customers;

•

capital market, primarily focused on corporate banking services for large corporations as well as securities investing and trading, derivatives trading and investment banking services within other banking services;

•	international group, primarily focused on international business including management of overseas subsidiaries and branch operations and other international businesses; and

•	others, consists of treasury business within other banking services, including internal asset and liability management activities, as well as various other business supports functions.

•	credit card services;

•	securities services;

•	insurance services;

•	credit services;

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

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•

Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time or savings deposits and allow the customer to deposit and withdraw funds at any time. Interest on interest-bearing demand deposits is accrued at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 18.5%, 17.0% and 16.1% of our total deposits as of December 31, 2022, 2023 and 2024, respectively. Demand deposits paid average interest of 0.47%, 1.00% and 1.04% in 2022, 2023 and 2024, respectively.

•

Time and savings deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 51.4%, 53.8% and 56.7% of our total deposits as of December 31, 2022, 2023 and 2024, respectively, and paid average interest of 2.04%, 3.83% and 3.66% in 2022, 2023 and 2024, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time or installment deposits. Savings deposits constituted 26.2%, 26.0% and 24.7% of our total deposits as of December 31, 2022, 2023 and 2024, respectively, and paid average interest of 0.39%, 0.85% and 0.84% in 2022, 2023 and 2024, respectively.

•

Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 3.9%, 3.2% and 2.5% of our total deposits as of December 31, 2022, 2023 and 2024, respectively and paid average interest of 1.98%, 3.80% and 4.02% in 2022, 2023 and 2024, respectively.

We also offer deposits which provide the customer with preferential rights to housing subscriptions under the Housing Law and Rules on Housing Supply (the “Housing Act”) and eligibility for mortgage and home equity loans. As a result of an amendment to the Housing Act in June 2015, new subscriptions to housing subscription savings accounts, housing subscription time deposits accounts and housing subscription installment savings accounts became no longer available after September 1, 2015. Instead, general housing subscription savings accounts (which combine all of the functions of the aforementioned three accounts) presently remain available to all. The contribution period is from the subscription date to the date on which the account holder is selected as the purchaser of a house, and the required monthly contribution amount is from a minimum of ~~W~~20,000 to a maximum of ~~W~~500,000. Notwithstanding these limits however, customers who meet certain conditions as determined and announced by the Minister of Land, Transport and Maritime Affairs, for example criteria on age and income, may subscribe for a housing subscription savings account with a monthly contribution amount of ~~W~~20,000 to a maximum of ~~W~~1 million. The interests accrued on general housing subscription savings accounts are paid in lump sum upon termination of the account, and such interests shall be calculated at the interest rate determined and announced by the Ministry of Land, Infrastructure and Transport. Those who have a general housing subscription savings account and meet certain other criteria are granted a preferential subscription right for the purchase of a house. In the case of privately funded houses, the aggregate amount of contributions made to the account must be at least the applicable deposit threshold amount for the location and area of the relevant house (from ~~W~~2 million up to ~~W~~15 million). It is impossible to change the account holder name of a general housing subscription savings account except in the case of inheritance by the death of the original account holder. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

The rate of interest payable on our deposit products may vary significantly, depending on average funding costs, the rate of return on our interest-earning assets, prevailing market interest rates among financial institutions and other major financial indicators.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following the acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.35% per annum) and amounted to ~~W~~7,308 billion, ~~W~~6,421 billion and ~~W~~6,975 billion as of December 31, 2022, 2023 and 2024, respectively.

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

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional bank. Our retail loans, before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~166,140 billion as of December 31, 2024.

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

As of December 31, 2024, our mortgage and home equity loans and other retail loans accounted for 60.8% and 39.2% of our total retail loans, respectively.

For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 40% to 85% of the appraisal value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since January 11, 2019, maximum loan-to-value ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value ratios for secured loans. As of December 31, 2024, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 49.5%. As of December 31, 2024, substantially all of its mortgage and home equity loans were secured by residential property.

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

The regulations on mortgage and home equity loans are susceptible to the changes of housing market cycles and have been revised from time to time. From 2017 to 2022, the Government led by President Moon Jae-in announced and implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices. However, since the second half of 2022, the Government led by President Yoon Suk Yeol announced and implemented a series of policies to ease the demand-side regulations in the real estate market in order to prevent housing prices from crashing due to the recent hike in interest rates. For example, the Government has released most areas from “speculative areas”, “overheated speculative areas” and “adjustment targeted areas” (collectively, the “regulated areas”) where tighter loan-to-value ratios and debt-to-income ratios are applicable to mortgage or home equity loans, with only Gangnam-Gu, Seocho-Gu, Songpa-Gu and Yongsan-Gu in the greater Seoul metropolitan area currently remaining as the regulated areas, removed the application of stricter loan-to-value ratio to new loans secured by high-price houses located in the regulated areas and allowed the extension of new loans secured by houses located in the regulated areas to households that already own one or more houses.

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

In August 2023, the Government enacted a special law aimed at protecting victims of lease fraud and ensuring housing stability. In connection with this, the Financial Services Commission has decided to provide special treatment for victims of lease fraud, notwithstanding existing regulations on loan-to-value ratio, debt-to-income ratio, and debt service ratios. Victims of lease fraud are eligible to receive an loan-to-value ratio of up to 80%, and in the case of mortgage loans obtained through auction winnings, the loan may be granted regardless of the regulatory status of the area, provided that the loan amount does not exceed ~~W~~400 million. Furthermore, such victims may be exempt from the application of debt-to-income ratio and debt service ratios regulations.

Furthermore, in July 2024, special provisions were introduced to support homeowners who need to return lease deposits. Homeowners who completed the ownership transfer registration and signed lease contracts before July 3, 2023 and are required to return the lease deposit pursuant to a lease contract expiring prior to December 31, 2025 will be eligible for a housing mortgage loan, including loans secured by office-tels (mixed purpose units serving simultaneously as office and residential apartments), provided they meet certain eligibility criteria. In such cases, the loan may be extended within a DTI limit of 60%.

Meanwhile, in December 2023, as a measure to help prevent excessive household debt, the Financial Services Commission introduced the “stress debt service ratio” system for floating rate loans, mixed rate loans (loans where a fixed interest rate shifts to a floating interest rate after a certain period of time), and periodic loans (loans where a fixed interest rate is adjusted periodically). The “stress debt service ratio” system imposes a certain level of interest rate spread (a stress rate) when calculating the debt service ratio, taking into consideration the possibility that a borrower of a floating rate loan may be subject to an increased burden when repaying principal and interest if the interest rate were to increase during the loan period. The “stress debt service ratio” system was initially applied beginning February 26, 2024 to mortgage loans in the banking sector. Since September 1, 2024, the application of the “stress debt service ratio” system was expanded to mortgage loans across all financial institutions as well as credit facilities in the banking sector. The application of the “stress debt service ratio” system is expected to further expand to mortgage loans, credit facilities and other loans across all financial institutions beginning July 2025.

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

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2022		2023		2024

	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home equity loans	~~W~~	81,724	~~W~~	87,305	~~W~~	101,078
Other retail loans		73,641		67,799		65,062
Percentage of retail loans to total gross loans		37.6%		37.2%		36.5%

Note:

(1)	Before allowance for credit losses on loans and deferred loan origination costs and fees and excludes credit card receivables.

The total mortgage and home equity loans amounted to ~~W~~101,078 billion as of December 31, 2024, and as of such date, consisted of amortizing loans (whose principal is repaid by part of the installment payments) in the amount of ~~W~~68,385 billion and non-amortizing loans in the amount of ~~W~~32,693 billion. In addition, as of December 31, 2024, we also provided lines of credit in the aggregate outstanding amount of ~~W~~177 billion for non-amortizing loans.

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

As of December 31, 2024, Shinhan Bank’s three-month, six-month and twelve-month base rates were 3.43%, 3.33% and 3.04%, respectively. As of December 31, 2024, Shinhan Bank’s fixed rates for mortgage and home equity loans with a maturity of five years ranged from 4.06% to 4.21%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 3.60% to 14.00%, depending on the credit scores of its customers. As of December 31, 2024, 90.8% of Shinhan Bank’s total retail loans were floating rate loans and 9.2% were fixed rate loans. As of the same date, 90.8% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 9.2% were fixed rate loan.

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

Private Banking

We have historically focused on customers with high net worth. Our retail banking services include providing private banking services to high net-worth customers who seek personal advice in complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. Since the end of 2011, in order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Securities, Shinhan Bank launched private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Securities located in the same area. Shinhan Bank’s strength in private banking has been widely recognized by a number of significant industry awards in recent years, including the grand prize at the Premium Brand Index by Korean Standards Association, Chosun Ilbo and Ministry of Trade, Industry and Energy (awarded 17 consecutive years), the Korea Prestige Brand Award by the Korea Economic Daily (awarded nine consecutive years), the Star Brand Award by Maekyung Media Group (awarded eight consecutive years) and National Brand Award by Chosun Ilbo (awarded seven consecutive years) in 2024.

We provide premier private banking services to meet the increasing demand from ultra-high-net-worth individuals. In December 2019, we launched the PIB Center, which integrates investment banking and private banking services. In 2022, we established a family office center aimed at managing family assets to ensure continuity across generations. Our offerings include exclusive membership services tailored for a select clientele, along with advisory services provided by specialized teams from Shinhan Bank and Shinhan Securities.

As of December 31, 2024, Shinhan Bank operated 25 private wealth management service centers nationwide, including 17 in Seoul, four in the Gyeonggi province and four in cities located in other regions in Korea. As of December 31, 2024, Shinhan Bank had approximately 22,010 private banking customers, who typically are required to have ~~W~~500 million or more in deposits with Shinhan Bank to qualify for its private banking services.

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

	As of December 31,
	2022			2023			2024

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	131,304	31.8%	~~W~~	134,271	32.2%	~~W~~	145,327	31.9%
Large corporate loans		49,503	12.0		54,765	13.1		68,461	15.0
Others(2)		48,804	11.8		45,115	10.8		46,303	10.2

Total corporate loans	~~W~~	229,611	55.6%	~~W~~	234,151	56.1%	~~W~~	260,091	57.1%

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

Small- and Medium-sized Enterprises Banking

Under the Framework Act on Small and Medium Enterprises (the “SME Framework Act”), and the related Presidential Decree, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. An enterprise shall not qualify as a small- or medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into a business group subject to disclosure under the Monopoly Regulation and Fair Trade Act. Non-profit enterprises that satisfy certain requirements prescribed in the SME Framework Act and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2024, we had loans to 454,833 small- and medium-sized enterprises for an aggregate amount of ~~W~~145,327 billion (before allowance for credit losses on loans and deferred loan origination costs and fees).

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

•

operates a relationship management system to provide customer services that are tailored to small- and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 190 banking branches, of which 40 are corporate banking branches and 150 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•

continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~68,461 billion (before allowance for credit losses on loans and deferred loan origination costs and fees) as of December 31, 2024. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has expanded its focus on these customers as part of its risk management policy.

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

Digital Corporate Banking

Shinhan Bank offers corporate customers a web-based total cash management service known as “Shinhan Bizbank.” Shinhan Bizbank supports substantially all types of banking transactions ranging from basic transaction history inquiries and fund transfers to opening letters of credit, trade finance, payment management, collection management, sales settlement service, acquisition settlement service, business-to-business settlement service, sweeping, pooling, ERP interface service, host-to-host banking solutions, SWIFT SCORE service and global cash and liquidity management service. In addition, Shinhan Bank provides customers with integrated and advanced access to its financial services through its “Inside Bank” program, which combines Internet banking, capital management services and enterprise resource planning to better serve corporate customers. The Inside Bank program also seeks to provide customized financial services to meet the comprehensive needs of target corporate customers ranging from conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as assisting them to strategically manage their funds. In line with Shinhan Bank’s efforts to facilitate non-face-to-face online transactions for corporate transactions, in 2018, Shinhan Bank upgraded its virtual account-based corporate fund management service, known as “Shinhan Damoa Service”, making it available on mobile channels. In addition, Shinhan Bank has made the fund transfers via phone number service (allowing customers to make fund transfers without the recipients’ account number), which was previously only available for personal banking customers, available for corporate banking customers as well. As part of Shinhan Bank’s effort to lower settlement fees for small business owners, in May 2019, Shinhan Bank launched “ZeroPay Biz Shinhan”, an account-based mobile payment service enabling vendors to easily receive payments from customers’ accounts by scanning the vendor’s QR code with a smartphone. In October 2020, Shinhan Bank upgraded the “Shinhan S Corporate Bank” platform to launch “Shinhan SOL Biz”, a non-face-to-face application for corporate clients, with the goal of improving the platform so that Shinhan Bank can offer non-face-to-face channels to corporate clients that are as convenient and user-friendly as Shinhan Bank’s online retail banking platforms. In August 2021, Shinhan Bank launched a non-face-to-face name verification for corporate banking customers via smartphone using Shinhan SOL Biz, enabling corporate customers to open new bank accounts without visiting a branch. In 2024, Shinhan Bank expanded its open banking services to corporate clients, enabling the access and management of multiple corporate bank accounts through a single internet platform.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2024, Shinhan Bank’s working capital loans and facilities loans amounted to ~~W~~80,709 billion and ~~W~~105,028 billion, respectively, representing 42.3 % and 55.0 % of Shinhan Bank’s total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, but may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five or ten years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, are typically repaid in semiannual installments per annum and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment; facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2024, Shinhan Bank’s secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 73.9% and 10.8%, respectively, of Shinhan Bank’s Won-denominated loans to small- and medium-sized enterprises. As of December 31, 2024, 49.8% of the corporate loans of Shinhan Bank were secured by real estate.

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

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2024, 70.4% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined as follows:

Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on the market condition and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2024, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived using Shinhan Bank’s market rate system) were 3.43% for three months, 3.33% for six months, 3.04% for one year, 2.99% for two years, 2.98% for three years and 3.12% for five years. As of the same date, Shinhan Bank’s reference rate was 4.00%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.42% of all loans (excluding certain loans such as facilities loans) made by them.

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

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operation. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. Dollar, such as the Japanese Yen, Euro and Australian dollar. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of ~~W~~100 million and maturities of typically one day.

Securities Investment and Trading

Shinhan Bank invests in and trades securities for its own accounts in order to maintain adequate sources of liquidity and to generate interest income, dividend income and capital gains. Shinhan Bank’s trading and investment portfolio consists primarily of Korean and international treasury securities and debt securities issued by Government agencies, local governments or certain government-invested enterprises, debt securities issued by financial institutions and equity securities listed on the KRX KOSPI Market and KRX KOSDAQ Market of the Korea Exchange. For a detailed description of our securities investment portfolio, see “— Description of Assets and Liabilities — Investment Portfolio.”

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

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~239,620 billion, ~~W~~251,507 billion and ~~W~~321,240 billion in 2022, 2023 and 2024, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

As of December 31, 2022, 2023 and 2024, Shinhan Bank had total trust assets of ~~W~~95,855 billion, ~~W~~125,906 billion and ~~W~~123,704 billion, respectively, comprised principally of securities investments of ~~W~~22,316 billion, ~~W~~21,913 billion and ~~W~~20,521 billion, respectively; real property investments of ~~W~~9,767 billion, ~~W~~9,022 billion and ~~W~~8,327 billion, respectively; and loans with an aggregate principal amount of ~~W~~461 billion and ~~W~~409 billion and ~~W~~355 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2022, 2023 and 2024, debt securities accounted for 22.8%, 17.0% and 16.3%, respectively, and equity securities constituted 0.5%, 0.4% and 0.3%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2022, 2023 and 2024, 83.4%, 83.6% and 83.2%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~61,110 billion and ~~W~~69,292 billion and ~~W~~72,181 billion as of December 31, 2022, 2023 and 2024, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2022, 2023 and 2024, Shinhan Bank’s variable rate trust accounts amounted to ~~W~~57,590 billion, ~~W~~66,083 billion and ~~W~~69,242 billion, respectively, of which principal guaranteed variable rate trust accounts amounted to ~~W~~3,519 billion, ~~W~~3,208 billion and ~~W~~2,938 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts. Shinhan Bank also offers an insignificant amount of guaranteed fixed rate trust products (amounting to ~~W~~1.0 billion, ~~W~~1.0 billion and ~~W~~1.0 billion as of December 31, 2022, 2023 and 2024, respectively), which provide to its holders a guaranteed return of the principal as well as a guaranteed fixed rate of return. These products are carry-overs from past offerings, and Shinhan Bank no longer offers guaranteed fixed rate trust products.

Credit Card Services

Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card offers a wide range of credit card and other services, principally consisting of the following:

•

credit card services, which involve providing cardholders with credit up to a preset limit to purchase products and services. Repayment for credit card purchases may be made either (i) on a lump-sum basis, namely, in full at the end of a monthly billing cycle or (ii) on a revolving basis subject to a minimum monthly payment. The minimum monthly payment for holders of credit cards issued before December 30, 2014 is the greater of (x) 5% to 20% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~30,000. The minimum monthly payment for holders of credit cards issued on or after December 30, 2014 is the greater of (x) 10% to 25% of the amount outstanding (depending on the cardholder’s credit) or (y) ~~W~~50,000. Currently, the outstanding credit card balance subject to the revolving basis payments generally accrues interest at the effective annual rates of approximately 5.4% to 19.9%.

•

cash advances, which enable the cardholders to withdraw cash subject to a preset limit from an ATM or a bank branch. Repayments for cash advances may be made either on a lump-sum basis or, in the case of credit cards issued before December 30, 2014, on a revolving basis. Currently, the lump-sum cash advances generally accrue interest at the effective annual rates of approximately 6.4% to 19.9% and the revolving cash advances generally accrue interest at a minimum rate of 6.4% to 19.9% of the outstanding balance (depending on the cardholder’s credit).

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

•

card loans, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 48 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 30 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 5.2% to 19.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 11.9% to 19.5% over a fixed term whose maximum is 72 months.

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

Any accounts that are unpaid when due are deemed to be delinquent accounts, for which Shinhan Card levies a late charge in lieu of the interest rates applicable prior to default. The late charge rate currently ranges from 8.2% to 20.0% per annum. Since the first half of 2021, instead of levying a late charge in lieu of interest rates prior to default, Shinhan Card maintained the interest rates prior to default but added a late charge rate of 3% in addition to the interest rates prior to default.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.41% in 2024. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.8% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.3% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million), respectively, of the purchased amount.

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

Recently, the Financial Services Commission has allowed certain financial institutions, including Shinhan Card, to test innovative financial services. Shinhan Card obtained approval from the Financial Services Commission to test nine business: (i) peer-to-peer credit card remittance services whereby individuals can send money to others directly using credit cards, (ii) a credit scoring system that evaluates individual business owners’ credit standing based on their revenue records and history of credit card use, (iii) small-scale investment using credit cards, (iv) face recognition payments, (v) house rent payments using credit cards, (vi) rental brokerage platforms, (vii) overseas remittance using credit cards, (viii) quick payment to small merchants using credit card reward points and (ix) family cards for underage children. As of December 31, 2024, six of these businesses have been successfully launched, and we aim to launch the remaining three services in the foreseeable future.

The payments market in Korea has experienced intensified competition as internet-only banks and technology companies steadily expand their presence. The broader use of data and integrated financial platform services, supported by initiatives such as open banking and MyData, has contributed to this trend. As customers gain access to multiple financial services through a single channel, traditional financial institutions and emerging technology players are focusing on digital platforms to broaden their user bases and distribution channels. Shinhan Card has actively worked to increase the number of users on its group-wide financial platforms, including “Shinhan Super SOL,” “Shinhan SOL Pay,” “Shinhan MyCar,” “Shinhan Card All That,” and “Shinhan MyShop.” Shinhan Card continues its efforts to improve the user experience on these platforms for its customers.

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

Customers and Merchants

In 2019, utilizing an innovative platform based on big data analysis, Shinhan Card launched a “Super Personalization Service”, aimed at providing our individual customers with tailored and personalized services that meet their individual needs. As Shinhan Card has obtained a license from the Financial Services Commission as a MyData service provider, Shinhan Card has been able to utilize additional external data to enhance its ability to further refine and tailor personalized services for its customers. In 2022, Shinhan Card further leveraged its existing big data capabilities by diversifying and accelerating revenue-generating businesses such as MyData-based loan brokerage, big data sales, credit bureau for small businesses, and commercial real estate analysis. In August 2024, Shinhan Card launched DataBada, the industry’s first data marketplace providing data such as market trends and consumer consumption patterns. In 2025, Shinhan Card plans to focus on enhancing profitability across all areas of the data business while securing future growth opportunities based on its big data capabilities. Shinhan Card seeks to strengthen data competitiveness by integrating various types of data, introducing new services in advertising technology businesses, and expanding MyData-based solutions to support core operations, including loan brokerage. Additionally, Shinhan Card’s strategy includes increasing revenue generation in the data sales business by seeking affiliation with other businesses and discovering new markets, developing alternative credit bureau services, and incorporating AI-driven innovations. Furthermore, Shinhan Card promotes both internal and external data exchange and integration, such as Shinhan One Data and Grandata, with the goal of strengthening the group-wide integrated digital ecosystem.

The following table sets forth the number of customers of Shinhan Card and the number of merchants at which Shinhan Card can be used for purchases as of the dates indicated.

	As of December 31,
	2022	2023	2024

	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	13,316	13,211	13,035
Personal accounts	13,140	13,047	12,873
Corporate accounts	176	164	162
Active ratio(2)	96.61%	97.46%	97.54%
Number of merchants	3,032	3,121	3,182

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of accounts used at least once within the last six months to the total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 3.99% of Shinhan Card’s total operating revenue in 2024. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. For installment finance products for new cars, Shinhan Card historically charged, in addition to interest, an initial financing fee of up to 9.9% of the purchase price, depending on the customer’s credit score, the installment period and installment amount. Initial financing fees charged in connection with installment finance products for new cars, however, were abolished effective March 2, 2013 pursuant to the Financial Consumer Report (Automobile Financings) issued by the Financial Supervisory Service on January 29, 2013. Shinhan Card has installment financing arrangements with over 13,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 10.83%, 12.77% and 12.06% of Shinhan Card’s total operating revenue in 2022, 2023 and 2024, respectively.

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

As of December 31, 2024, according to internal data, Shinhan Securities’ annual market share of Korean equity brokerage market was 8.01% (consisting of 2.56% in the retail segment, 0.39% in the institutional segment and 5.07% in the international segment) in terms of total brokerage volume, ranking seventh among securities firms in Korea. As of the same date, according to internal data, Shinhan Securities’ annual market share of Korean options and futures brokerage market were 14.35% and 17.82%, respectively, in terms of total brokerage volume with respect to these products.

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

•

brokerage services. These services include brokerage of stocks, corporate bonds, futures and options provided to Shinhan Securities’ institutional and international customers and sale of institutional financial products. These services are currently supported by a team of approximately 52 research analysts that specialize in equity, bonds and derivatives research.

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

With respect to brokerage services, in the face of intense competition in the domestic brokerage industry, Shinhan Securities primarily focuses on strengthening profitability through service differentiation and efficient management of its distribution network rather than enlarging its market share indiscriminately through lowering fees and commissions. Shinhan Securities’ service differentiation efforts include offering its customers opportunities to purchase stocks in a wide range of countries (currently more than 27 countries), leveraging synergy opportunities afforded by affiliation with other Shinhan entities such as offering brokerage accounts maintained at Shinhan Bank and Shinhan Capital.

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

Life Insurance Services

Overview

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides services through diversified distribution channels consisting of financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of ~~W~~56,501 billion, ~~W~~58,641 billion and ~~W~~59,843 billion as of December 31, 2022, 2023 and 2024, respectively, and net profits of ~~W~~449 billion, ~~W~~472 billion and ~~W~~528 billion for the years ended December 31, 2022, 2023 and 2024, respectively.

Since the merger, Shinhan Life Insurance has strived to establish itself as a top-tier insurance company, focusing on its core insurance business, sustainable growth drivers, and excellent financial soundness, based on the vision of “NewLife, adding new values to life.”

Products and Services

Shinhan Life Insurance provides principally the following services:

•

Life insurance. Shinhan Life Insurance develops products that are marketed to customer bases in various age groups through tailored marketing strategies and in-depth analysis of customer databases. For example, Shinhan Life Insurance provides optimized products to meet the diverse needs of customers, including whole life and term insurance, health insurance, pension insurance, and variable life insurance.

•

Sales channels. Shinhan Life Insurance has a variety of online and offline sales channels, including industry-leading financial consultants, telemarketers, general agents, bancassurance, and digital insurance.

To better serve its international customers, Shinhan Life Insurance established Shinhan Life Insurance Vietnam Co., Ltd. in Vietnam which began its business operations in January 2021 and also launched the financial consultant sales channel in February 2024.

In response to the implementation of IFRS 17, Shinhan Life Insurance has updated its management strategies, financial closing and reporting processes and internal control systems. In addition, Shinhan Life Insurance upgraded its insurance risk measurement system in anticipation of the K-ICS, a new regulatory solvency regime for insurance companies. See “Item 3.D. Risk Factors — Risks Related to Our Other Businesses — Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.”

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

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities services, we also provide asset management services through Shinhan BNP Paribas Asset Management, formerly a joint venture with BNP Paribas Asset Management Holding, of which we and BNP Paribas Asset Management Holding held 65:35 interests, respectively. On January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management became our wholly-owned subsidiary as of such date. Shinhan Asset Management ranked fourth among asset managers in Korea in terms of assets under management. As of December 31, 2024, and provides a wide range of investment products, including traditional equity/fixed income funds as well as alternative investment products, to retail and institutional clients. As a former joint venture with BNP Paribas Asset Management Holding, we believe Shinhan Asset Management derives significant benefits from BNP Paribas’s global network of investment professionals and expertise in the asset management industry. As of December 31, 2024, Shinhan Asset Management had assets under management amounting to ~~W~~120,998 billion. To a limited extent, Shinhan Securities also provides asset management services for discretionary accounts, see “— Securities Services.”

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

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2024.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Securities	Shinhan Life Insurance	Total
Distribution Channels in Korea(1)
Seoul metropolitan	285	1	12	33	116	447
Gyeonggi province	149	—	6	11	26	192
Six major cities:	132	1	14	12	41	202
Incheon	50	—	1	2	5	58
Busan	29	1	3	3	13	49
Gwangju	11	—	3	2	6	22
Daegu	18	—	3	2	8	31
Ulsan	11	—	1	1	3	16
Daejeon	13	—	3	2	6	24

Sub-total	566	2	32	56	183	839

Others	127	30	12	10	21	200

Total	693	32	44	66	204	1,039

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2024, Shinhan Bank’s branch network in Korea comprised of 693 service centers, consisting of 490 retail banking service centers (including 25 private wealth management service centers and 109 retail offices), 13 large corporate banking service centers, 40 corporate banking services centers and 150 hybrid banking branches. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers. Recently, Shinhan Bank has been actively adopting digital technology to improve operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established ‘Paperless Banking’ by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face platforms.

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

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In December 2015, Shinhan Bank introduced digital kiosks, a new generation of automated self-service machines featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. As of December 31, 2024, Shinhan Bank had 4,375 ATMs, 232 digital desks, 290 smart kiosks, and 35 card kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2024, automated banking machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Digital Banking

Shinhan Bank’s digital banking services are more comprehensive than those available at the counter, including services such as 24-hour account balance posting, real-time account transfer, overseas remittance, and loan requests. As of December 31, 2024, Shinhan Bank had 26,521,527 subscribers to its Internet banking services and 21,700,819 users of its smart banking apps, representing an increase of 11.9% and 31.6%, respectively, compared to December 31, 2023. Shinhan Bank continues to experience a rise in the number of online and mobile banking users. Shinhan Bank began offering online and mobile banking initially to save costs rather than to increase revenues, but it is exploring ways to increase revenues through online and mobile banking. These services offer customers more straightforward and convenient access to banking services without limitations of time and space and offer tailored and customized service to each customer. In February 2018, Shinhan Bank launched “SOL,” a mobile banking application integrating Shinhan Bank’s six previously existing mobile applications. Shinhan Bank began offering an open banking service in October 2019, allowing customers to access accounts, products, and services across multiple banks using only SOL. In November 2019, Shinhan Bank also launched “SOL Global,” a mobile banking application for foreigners, allowing foreign customers to use open banking and other financial services. In 2020, Shinhan Bank expanded the network of financial institutions accessible through SOL’s open banking service. It implemented upgrades that allowed users to customize the user interface to reflect personal asset management preferences. In addition, Shinhan Bank launched the “MoneyVerse” service in December 2021, which utilizes the financial MyData service and enables customers to transfer assets held in other institutions, such as banks, securities, insurance, pension, real estate, and automobiles, to Shinhan SOL. The service made it possible to conduct an integrated inquiry and management of assets. Shinhan Bank is promoting various efforts to transform SOL into a digital platform that goes beyond a financial service platform and becomes closely connected to customers’ lives. In 2020 and 2021, Shinhan Bank launched the COVID-19 Government relief application service through SOL, allowing users to apply for Government emergency funds through the mobile application. In addition, in February 2020, Shinhan Bank launched a medical insurance claim service on SOL, allowing users to easily submit medical insurance claims by sending photos of supporting documents through the SOL mobile application. In line with the recent trends of “live commerce,” in October 2020, Shinhan Bank launched “SOL Live,” a live broadcast marketing stream channel for financial products. Shinhan Bank also promoted digital innovation at its existing offline branches in 2021. For example, customers are greeted by an AI concierge and they can choose to use smart kiosk that enables self-service banking and digital service including remote video consulting. By taking part in the Consumer Electronics Show 2021, Shinhan Bank was able to introduce its innovative branch services and digital service devices such as digital desks that offer AI-powered customer service assistance and live video chat with service representatives to the world. Additionally, in 2022, Shinhan Bank launched “New SOL”, an upgraded version of SOL that offers enhanced user experience and improved usability. New SOL has been transformed into a banking platform that is specifically designed based on customer feedback gathered during the application’s planning phase. Due to improvements in software framework, the speed of the mobile application has improved substantially, along with the user experience. Chatbots have also been upgraded, and they now have improved multi-tasking capabilities in addressing user requests and inquiries. Shinhan Bank intends to continue introducing a range of innovative technologies that will enhance customer experience and open up new business opportunities, such as face recognition technology for user identity verification and voice banking services powered by AI. Also in 2022, Shinhan Bank launched a customer communication channel where customers are invited to submit their ideas on financial and banking services in general and also to post their feedback on our products and services. Shinhan Bank’s mobile banking application was rebranded to SOL Bank as a result of the launch of Super SOL in December 2023, an integrated Group-wide mobile application. In 2024, Shinhan Bank introduced the “AI Branch,” an innovative branch model that applies AI technology by integrating AI technologies such as chatbots, voice recognition and automated decision-making systems into digital financial services. This includes digital desks and kiosks designed to provide non-face-to-face services, offering 24/7 financial consultations and facilitating core banking tasks. The AI Branch offers a wide range of financial services, allowing customers to open deposit accounts, subscribe to savings and installment deposit products, issue check cards, exchange foreign currencies, and request official documents through an AI clerk. Additionally, in 2024, Shinhan Bank enhanced its SOL Bank platform by integrating AI-based product recommendation features, which deliver personalized financial solutions tailored to individual customer lifestyles and investment preferences through automated analysis of digital customer data. Shinhan Bank launched an AI-based virtual assistant and “R-Secretary,” an AI-driven robotic process automation assistant that Shinhan Bank’s employees can utilize to streamline internal processes and enhance internal controls and risk management.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2024.

Business Unit	Location	Year Established or Acquired
Subsidiaries(1)

Shinhan Bank Europe GmbH(2)	Frankfurt, Germany	1994
Shinhan Bank America	New York, U.S.A.	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Bank (Cambodia) PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(3)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(4)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(5)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(6)	Jakarta, Indonesia	2016
Branches
New York	U.S.A.	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Poonamallee	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices(7)
Uzbekistan	Tashkent, Uzbekistan	2009
Poland(2)	Wroclaw, Poland	2014
Hungary(8)	Budapest, Hungary	2021
Georgia(9)	Georgia, USA	2024

Notes:

(1)	Shinhan Bank’s subsidiary in Hong Kong SAR, China, Shinhan Asia Ltd., was liquidated as of July 14, 2020.
(2)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(3)	While Shinhan Bank established the subsidiary in Japan in 2009, Shinhan Bank has provided banking services in Japan through a branch structure since 1986.
(4)	Prior to the establishment of this subsidiary in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(5)	Banco Shinhan de Mexico commenced operations in March 2018.
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
(7)	Shinhan Bank’s representative office in Myanmar was closed as of June 8, 2018. Shinhan Bank’s representative office in Mexico City was closed as of July 8, 2024.
(8)	Shinhan Bank’s representative office in Hungary commenced operations on October 19, 2021.
(9)	Shinhan Bank’s representative office in Georgia commenced operations on November 1, 2024.

Our overseas subsidiaries and branches primarily engage in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. These overseas branches and subsidiaries also engage in investment and trading of securities of foreign issuers. As part of our globalization efforts, we are expanding our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our Vietnam banking subsidiaries in order to enhance our presence and enable greater flexibility in its service offerings in these markets. We plan to maintain our focus on organic growth, although we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. Shinhan Bank completed the merger of the two banks in December 2016. Shinhan Bank also opened additional branches in Australia, Myanmar and India in the second half of 2016. In April 2017, Shinhan Bank Vietnam Co., Ltd. acquired ANZ Bank (Vietnam) Limited’s retail division. In 2017, Shinhan Bank became the first Korean Bank to obtain a license to set up a local subsidiary in Mexico and started local business in Mexico in March 2018. In October 2021, Shinhan Bank opened an office in Hungary, expanding Shinhan Bank’s operations in Eastern Europe. In November 2024, Shinhan Bank opened an office in Georgia, USA, further expanding Shinhan Bank’s operations in the United States to the Southern part of the nation. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses four distribution channels to attract new credit card customers: (i) the banking and credit card branch network, (ii) sales agents, (iii) business partnerships and affiliations with vendors and (iv) digital platforms such as Shinhan SOL Pay.

As of December 31, 2024, the branch network for our credit card operations consisted of 693 branches of Shinhan Bank and 44 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2024, the number of new cardholders acquired through our banking distribution network accounted for approximately 20.5% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

The sales agents represented the most significant source of Shinhan Card’s new cardholders in 2024, and the number of new cardholders acquired through sales agents accounted for approximately 27.1% of the total number of Shinhan Card’s new cardholders in 2024. As of December 31, 2024, Shinhan Card had 885 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to the transaction volume of the customers introduced by them, and we believe this system helps to enhance profitability.

As a way of acquiring new cardholders, Shinhan Card also has business partnership and affiliation arrangements with a number of vendors, including gas stations, major retailers, airlines and telecommunication and Internet service providers. Shinhan Card plans to continue to leverage its alliances with such vendors to attract new cardholders.

As part of a group-wide initiative to streamline our operations and create a digital-friendly business platform, Shinhan Card has strategically expanded its digital platforms. In October 2021, Shinhan Card launched “Shinhan SOL Pay”, a mobile platform providing consolidated financial and non-financial services. In addition to providing traditional financial services such as payment, open banking and asset management as well as services provided through traditional customer service means such as call centers and website applications, Shinhan SOL Pay also offers a variety of non-financial content including entertainment, shopping, personal certificates and memberships in order to better provide customized financial services aimed at meeting the comprehensive needs of customers. In addition to providing traditional payment services, Shinhan SOL Pay utilizes digital technology such as AI and big data to provide personalized services tailored to individual users and integrated access across services provided by various merchants and affiliates.

In November 2014, Shinhan Card established its first overseas subsidiary in Kazakhstan, LLP MFO Shinhan Finance. Kazakhstan had relatively low entry barriers to foreign financial institutions, high growth potential for retail operations and possibility of leveraging Shinhan Bank’s network. LLP MFO Shinhan Finance obtained its business license in the first half of 2015 and commenced operations in July 2015, including installment financing and credit loans. In 2018, LLP MFO Shinhan Finance expanded its sales channels and introduced new credit loan products, while in 2019, the company further expanded its sales coverage while enhancing its risk management capabilities. In 2021, LLP MFO Shinhan Finance established a foundation for its automobile finance business through a captive partnership with a local dealership in Kazakhstan. In 2023, LLP MFO Shinhan Finance entered into a partnership with a major local automobile dealer. In 2024, LLP MFO Shinhan Finance established a joint venture with an automobile dealing partner.

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

In March 2016, we established Shinhan Microfinance, a local subsidiary in Myanmar. Shinhan Microfinance obtained its microfinance business license in July 2016 and launched operations in September 2016. In 2017, it expanded its business operations from Yangon to nearby Bago. In 2018, Shinhan Microfinance increased its assets and profit volume by diversifying the range of microfinance products it offers. In 2019, Shinhan Microfinance actively expanded its sales network and sought long term growth opportunities. In 2020, Shinhan Microfinance has grown significantly despite the spread of COVID-19 by expanding its branch network and launching new products.

In January 2018, Shinhan Card acquired Prudential Vietnam Finance Company Limited in order to gain a stronger presence in Vietnam and increase synergy with Shinhan Bank and Shinhan Securities’ Vietnam operations. In July 2019, Shinhan Card changed its legal name into Shinhan Vietnam Finance Company Ltd. (“Shinhan Vietnam Finance Company”). Utilizing its relatively lower funding cost resulting from cooperation with other affiliates in Vietnam such as Shinhan Bank and Shinhan Securities, Shinhan Vietnam Finance was able to expand its asset base, reaching total assets of US$428 million as of December 31, 2024. As part of its diversification efforts, new products such as automobile loans, niche loans, and easy loans were launched in 2021, resulting in increased sales. The State Bank of Vietnam recently introduced Circular 18, which amends the regulation on consumer lending activities in Circular 43 and is aimed at improving soundness of Vietnam’s consumer finance industry and facilitating a transition towards a cashless society by regulating the proportion of direct disbursements (for example, cash loans) to the total outstanding loans. According to the amendment, the rate of total consumer loans with direct disbursements to total consumer credit balance should gradually be decreased to 30% by 2024. In 2020, in concurrence with the State Bank of Vietnam’s policies promoting consumer finance and movement towards a cashless society, Shinhan Vietnam Finance Company further diversified its offerings to include installment financing for automobiles and durable goods. Shinhan Vietnam Finance Company also launched iShinhan 5.0, a non-face-to-face loan platform. Shinhan Vietnam Finance Company plans to grow into a leading consumer finance company in Vietnam by accelerating digital transformation to increase business efficiency and create customer value. In response to the new regulatory changes, Shinhan Vietnam Finance plans to further diversify its business offerings and continue to leverage Shinhan Card’s digitalization capabilities to increase efficiency and provide customers with innovative services.

Securities Brokerage Distribution Channels

Our securities services are conducted principally through Shinhan Securities. As of December 31, 2024, Shinhan Securities had 67 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

Approximately 69% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Securities and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. In addition to distributing bancassurance products through our bank branches, also distribute a wide range of life insurance products through their own branch network, agency network of financial planners and telemarketers, as well as through the Internet. As of December 31, 2024, Shinhan Life Insurance had 204 branches and 9 customer support centers. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

We have established two data centers which are responsible for the comprehensive management of information technology systems for our subsidiaries on a group-wide basis. The information technology systems and data of the subsidiaries are backed up on a real-time basis in both data centers, reducing the probability of losing data or experiencing material disruption of our financial services even if an issue were to occur in one of the locations. Since 2023, Shinhan Data Center has implemented an artificial intelligence-based cyber threat detection system that utilizes big data to identify abnormities and help us promptly respond to cyber attacks.

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

At the subsidiary level, we also continue to increase investment in information and communication technologies (“ICT”) to improve the quality of customer service in line with changing market trends. As a result of this continued investment, our digital platforms were able to offer more services focused on the needs of the customer. In October 2022, Shinhan Bank revamped its “Shinhan SOLbank” mobile application, making it possible to operate at a substantially faster speed, offering unique features such as a customized home screen and transaction records editable by users, thereby improving overall usability. Shinhan Card’s “Shinhan SOLpay” improved in-app customer support and increased the range of payment options available to its users by launching the open pay service, which enables users to register and make payments with credit cards issued by other credit card companies. Shinhan Securities’ mobile application, called “Shinhan SOLsecurities” plans to implement a more customer-friendly user experience, and Shinhan Life also launched “Shinhan SOLlife,” an all-in-one insurance service platform.

In December 2023, in order to further improve customer experience and convenience, we launched Super SOL, an integrated Group-wide mobile application which provides a wide range of integrated services currently offered by members of Shinhan Financial Group. Additionally, as part of our ICT modernization strategy, we plan on continuing to strengthen our ICT capabilities based on utilization of public cloud and AI technology.

Competition

Competition in the Korean financial services industry is, and is likely to remain, intense, including as a result of the continuing sluggishness in the general economy, the growing maturation and saturation of the industry as a whole, the entry of new market participants and deregulation, among others.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, such as Korea Development Bank, the Industrial Bank of Korea and the National Federation of Fisheries Cooperatives, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2024, Korea had seven major nationwide domestic commercial banks (including Citibank Korea Inc. and Standard Chartered Bank Korea Limited, both of which are domestic commercial banks acquired by global financial institutions), five regional banks, three Internet-only banks and thirty-nine branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHO with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on less risky assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means. In addition, such competition may result in lower net interest margin and reduced overall profitability. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans, including the implementation of additional credit review guidelines for individual businesses. For additional details on the impact changes in interest rates have on our business, see “Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.” Further, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may subsequently lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Shinhan Bank’s net interest margin (on a separate basis) decreased to 1.58% in 2024 from 1.62% in 2023 primarily due to the Bank of Korea lowering the base interest rate during the second half of 2024. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector, and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. Despite stricter government regulations such as curbs on excessive marketing expenses, competition remains intense, and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses. Also, over the years, the Government has implemented regulations lowering certain merchant fees chargeable by credit card companies. In 2012, the Government adopted regulations mandating lower merchant fees chargeable to small- and medium-sized enterprises, and beginning January 31, 2016, a further reduction in the merchant fees chargeable to small- and medium-sized enterprises went into effect. The Enforcement Decree of the Specialized Credit Finance Business Act was amended in July 2017 and January 2019 to further expand the range of small- and medium-sized enterprises subject to lower merchant fees. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every three years, and beginning January 2022, the fees chargeable to small- and medium-sized enterprises with respect to credit cards were further reduced as a result of this periodic review and revision. Additional amendments to regulations requiring further downward adjustments to merchant fees may come into force in the future. For further details on the Government’s regulations on merchant fees chargeable by credit card companies, see “Item 3.D. Risk Factors — Risks Relating to Our Credit Card Business — Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of credit card receivables.” In March 2023, the Financial Services Commission set up a task force consisting of members of the Financial Services Commission, the Financial Supervisory Service, credit card companies, and consumer groups, to discuss how to improve the merchant commission rate adjustment system in order to address disagreements among the stakeholders involved in the periodic review of the rates of fees charged to merchants.

In addition, since the implementation of the Improper Solicitation and Graft Act in September 2016, revenue growth for corporate cards and service related industries such as dining, floral and entertainment have shown signs of decline, and additional regulations on loans reducing maximum interest rates chargeable from 24% to 20% came into effect in July 2021. These developments have put further downward pressure on the results of operations for credit card companies, including Shinhan Card. Also, with the implementation of the Debtor Rehabilitation and Bankruptcy Act on October 17, 2024, creditors’ collection attempts are limited to seven times within any seven-day period per claim. In response to the new limits, Shinhan Card plans to establish specialized teams and dedicate personnel to improve its collection efforts. However, the credit card industry has experienced delays and challenges in collection, which may lead to an increase in delinquencies and higher operational costs, including for Shinhan Card. Furthermore, the Government’s recent guidelines to bolster consumer protection and protect customers’ personal data in the aftermath of data leaks at certain credit companies (not including Shinhan Card) may result in additional compliance costs for Shinhan Card. Customer attrition, together with any further lowering of fees or reduction in base and market interest rates and/or additional expenses from more extensive marketing and promotional campaigns that Shinhan Card might implement to acquire and retain customers, could reduce its revenues and earnings. Furthermore, the average credit quality of Shinhan Card’s customers may deteriorate if customers with higher credit quality borrow from our competitors rather than Shinhan Card, and it may become more difficult for Shinhan Card to attract and maintain quality customers. In general, the growth, market share and profitability of Shinhan Card’s operations may decline or become negative as a result of market saturation in this sector, interest rate competition, pressure to lower fee rates and incur higher marketing expenses, as well as Government regulation and social and economic developments in Korea that are beyond our control, such as changes in consumer confidence levels, spending patterns or public perception of credit card usage and consumer debt. If Shinhan Card fails to maintain or attract new cardholders or increase the card usage by existing customers or experiences deterioration in its asset quality and a rise in delinquency, our business, financial condition and results of operations may be adversely affected. In other financial services sectors, our other subsidiaries also compete in a highly fragmented market. Some of our competitors, particularly major global financial institutions, have greater experience and resources than we do.

Consolidation among our rival institutions and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. A number of significant mergers and acquisitions in the industry have taken place in Korea recently. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock transfer under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which as of April 9, 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has sold 13.63% of the outstanding common stock of Woori Financial Group in multiple transactions in accordance with its plan that was approved by the Financial Services Commission in June 2019. The Korea Deposit Insurance Corp. sold additional 2.33% of the outstanding common stock of Woori Financial Group in May 2022 and currently owns only 1.29% of the outstanding common stock of Woori Financial Group. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors) in 2019. In August 2021, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc. In May 2024, DGB Financial Group transitioned from a regional bank holding company to a bank holding company after the Financial Services Commission approved its subsidiary, iM Bank (formerly DGB Daegu Bank), to transition from a regional bank to a commercial bank. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to acquire new customers who are displeased with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding.

On February 1, 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. On January 28, 2020, we acquired the remaining interests in Orange Life Insurance by effecting a comprehensive stock exchange under Articles 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return receive shares of our common stock, and hence Orange Life Insurance became our wholly owned subsidiary as of such date. In May 2021, the Financial Services Commission approved the merger of Shinhan Life Insurance and Orange Life Insurance, with Shinhan Life Insurance being the surviving entity upon completion of the merger. Orange Life Insurance was subsequently merged with and into Shinhan Life Insurance in July 2021. On September 29, 2020, we acquired a 96.8% interest in Neoplux, a venture capital company formerly under the Doosan Group. On December 30, 2020, we acquired the remaining interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code, and hence Neoplux became our wholly owned subsidiary as of such date. On January 11, 2021, Neoplux changed its legal name to Shinhan Venture Investment. In addition, on January 15, 2021, we acquired the remaining 35% interest in Shinhan BNP Paribas Asset Management and changed its legal name to Shinhan Asset Management, and hence Shinhan Asset Management became our wholly-owned subsidiary as of such date. On June 30, 2022 we acquired 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our shares decreased to 85.1%. We expect that such consolidation and other structural changes in the financial industry will continue. Other financial institutions may seek to acquire or merge with other entities, and the financial institutions resulting from such consolidation may, by virtue of their increased size and business scope, provide greater competition for us. Increased competition and continuing consolidation may lead to decreased margins, resulting in a material adverse impact on our future profitability.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since their introduction, the integrated automatic payment transfer management service, integrated account management service and “my account at a glance” system (which enables consumers to view their key financial account information online, including information on banks, insurances, mutual finance, loan and card issuances on a single page) have gained widespread acceptance. As the reform of the financial sector continues, competition may become more intense among existing banks, insurance companies, securities companies and other financial organizations, and may lead to significant changes in the current Korean financial market. Moreover, since January 1, 2020, in calculating loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. This has particularly restricted retail loans, intensifying competition for corporate loans and deposits among commercial banks. As a result, Shinhan Bank may experience an increase in its cost of funding or otherwise face challenges in increasing or retaining its corporate loans and deposits.

Furthermore, as the Korean economy further develops and new business opportunities arise, more competitors may enter the financial services industry. For example, as online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, recently make significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” competition for online customers is growing not just among commercial banks, but also from online and mobile payment service providers. KT consortium’s K-Bank, Kakao consortium’s Kakao Bank and Viva Republica consortium’s Toss Bank have been operating Internet-only banks since April 2017, July 2017 and October 2021, respectively. Internet-only banks have certain advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks are facing increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Since 2019, commercial banks including Shinhan Bank and other local banks and fintech companies have been offering open banking service. Open banking service allows each fintech company and bank to provide banking services, such as checking balances and making withdrawals and transfers, with regards to customers’ accounts at other banks. Using open banking service, customers can easily access accounts, products and services across multiple banks, instead of being limited to the accounts, products and services available at the particular bank that they deal with. In addition, the MyData service was launched in 2020, allowing and requiring (upon the customer’s request and subject to compliance requirements) financial institutions that have been approved by the Financial Service Commission as a MyData service provider access and sharing of customers’ personal information, credit information and transaction data. Shinhan Card and Shinhan Bank have each obtained a license from the Financial Services Commission as a MyData service provider. Shinhan Card launched its MyData business in December 2021, followed by Shinhan Bank in January 2023. As of December 31, 2024, the Financial Services Commission has granted licenses to 66 companies to operate as MyData service providers, 23 of which are fintech or IT firms, and 65 companies are currently providing MyData services. This has resulted in competition between traditional financial institutions like us and fintech firms intensifying, particularly with respect to asset management services. If additional fintech companies operate as MyData service providers, we expect competition for customers among banks and fintech firms to further intensify. In addition, in May 2023 the Government launched a platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform. In January 2024, the platform was expanded to include mortgage loans and long-term deposit-based rental loans. Additional loan types, such as business loans and credit card loans, are also expected to be included in the platform, which may further intensify competition among commercial banks in Korea.

Since the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices. For further details of such capital adequacy requirements, see “Item 3.D. Risk Factors — We and our subsidiaries need to maintain our capital ratios above minimum required levels, and the failure to so maintain could result in the suspension of some or all of our operations.” There is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other deregulatory measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

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

Description of Assets and Liabilities

Loans

As of December 31, 2024, our total gross loan portfolio was ~~W~~455,125 billion, which represented an increase of 9.1% from ~~W~~417,346 billion on December 31, 2023. The increase in our portfolio primarily reflects an 11.1% increase in corporate loans, a 7.1% increase in retail loans and a 2.9% increase in credit card loans.

Asset Quality Ratios

	As of December 31,
	2022		2023		2024

	(In billions of Won, except percentages)
Total gross loans	~~W~~	413,436	~~W~~	417,346	~~W~~	455,125
Total allowance for credit losses on loans	~~W~~	3,651	~~W~~	4,330	~~W~~	4,566
Allowance for credit losses on loans as a percentage of total loans		0.88%		1.04%		1.00%
Impaired loans(1)	~~W~~	2,079	~~W~~	3,013	~~W~~	3,722
Impaired loans as a percentage of total loans		0.50%		0.72%		0.82%
Allowance as a percentage of impaired loans		175.64%		143.73%		122.66%
Total non-performing loans(2)	~~W~~	1,756	~~W~~	2,216	~~W~~	2,641
Non-performing loans as a percentage of total loans		0.42%		0.53%		0.58%
Allowance as a percentage of total assets		0.55%		0.63%		0.62%

Notes:

(1)

Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that qualify as “troubled debt restructurings” applicable during the relevant period.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due more than 90 days.

Loan Types

The following table presents our loans by type as of the dates indicated. Except where specified otherwise, all loan amounts stated below are before deduction of allowance for credit losses on loans and deferred loan origination costs and fees. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2022(6)		2023(6)		2024(6)

	(In billions of Won)
Domestic:
Corporate
Corporate loans(1)	~~W~~	195,410	~~W~~	202,153	~~W~~	220,956
Public and other(2)		3,897		4,635		5,352
Loans to banks(3)		1,205		961		885
Lease financing		682		196		371

Total — Corporate		201,194		207,945		227,564

Retail
Mortgages and home equity		80,937		86,532		100,332
Other retail(4)		62,519		55,607		50,805

Total — Retail		143,456		142,139		151,137

Credit cards		20,388		27,798		28,607

Total domestic		365,038		377,882		407,308

	As of December 31,
	2022(6)		2023(6)		2024(6)

	(In billions of Won)
Foreign:
Corporate
Corporate loans(1)		22,080		24,033		31,241
Public and other(2)		—		—		—
Loans to banks(3)		6,224		2,088		1,062
Lease financing		113		85		224

Total — Corporate		28,417		26,206		32,527

Retail
Mortgages and home equity		787		774		746
Other retail(4)		11,122		12,191		14,257

Total — Retail		11,909		12,965		15,003

Credit cards		8,072		293		287

Total foreign		48,398		39,464		47,817

Total loans(5)	~~W~~	413,436	~~W~~	417,346	~~W~~	455,125

Notes:

(1)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(2)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(3)	Consists of interbank loans and call loans.
(4)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(5)	As of December 31, 2022, 2023 and 2024, 86.0%, 87.2% and 86.5% of our total gross loans, respectively, were Won-denominated.
(6)

Loan amounts include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of ~~W~~2,389 billion, ~~W~~1,759 billion and ~~W~~1,880 billion as of December 31, 2022, 2023 and 2024, respectively.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 25% of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Twenty Largest Exposures by Individual Borrower

As of December 31, 2024, our 20 largest exposures, consisting of loans, securities and guarantees and acceptances, totaled ~~W~~30,674.2 billion. The following table sets forth our total exposures to these top 20 borrowers as of December 31, 2024.

	As of December 31, 2024
	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Woori Bank	~~W~~	1,460.1	~~W~~	—	~~W~~	921.8	~~W~~	—	~~W~~	—	~~W~~	2,381.9
Nong Hyup Bank		477.9		59.3		1,600.2		51.9		—		2,189.3
KB Bank		1,035.8		95.8		746.9		13.2		—		1,891.7
Korea Electric Power Corporation		0.3		—		1,683.8		84.0		—		1,768.0
Samsung Electronics		—		1,696.8		—		—		—		1,696.8
KEB Hana Bank		881.0		18.2		726.1		38.7		—		1,664.0
HD Hyundai Heavy Industries Co., Ltd		—		—		2.0		1,657.3		—		1,659.3
Lotte Hotel		90.7		515.5		413.8		613.8		—		1,633.7
S-Oil		525.9		918.1		116.9		14.4		—		1,575.2
Mirae Asset Securities		982.0		36.8		551.8		—		—		1,570.5
LG Display		613.9		794.1		144.3		—		—		1,552.4
SK on Co., Ltd		221.7		1,021.1		290.6		—		—		1,533.4
National Agriculture Cooperative Federation		72.7		—		1,376.4		—		—		1,449.1
NH Investment & Securities		1,219.4		—		125.0		—		—		1,344.4
Samsung Heavy Industries Co., Ltd		—		—		—		1,259.1		—		1,259.1
KT		114.8		—		1,030.7		49.6		—		1,195.0
LIG NEX1 Co., Ltd		3.1		—		99.5		1,032.6		—		1,135.1
SK Hynix		498.5		—		539.7		34.0		—		1,072.2
KB Securities		840.0		—		215.5		—		—		1,055.5
Korea Investment & Securities		795.3		34.4		188.2		29.4		—		1,047.3

Total	~~W~~	9,833.0	~~W~~	5,190.0	~~W~~	10,773.1	~~W~~	4,878.1	~~W~~	—	~~W~~	30,674.2

Exposure to Main Debtor Groups

As of December 31, 2024, our total exposure to the main debtor groups as identified by the Governor of the Financial Supervisory Service amounted to ~~W~~42,614.4 billion. The main debtor groups are largely comprised of chaebols. The following table shows, as of December 31, 2024, our total exposures to the 10 main debtor groups to which we have the largest exposure.

	As of December 31, 2024
Main Debtor Groups	Loans in Won Currency		Loans in Foreign Currency		Securities		Guarantees and Acceptances		Others		Total Exposure

	(In billions of Won)
Samsung	~~W~~	447.4	~~W~~	2,596.7	~~W~~	1,584.4	~~W~~	2,079.6	~~W~~	0.0	~~W~~	6,708.2
SK		1,781.8		1,347.7		2,522.1		982.2		0.0		6,633.9
Hyundai Motor Company		1,440.0		2,142.2		1,963.4		603.2		2.0		6,150.8
Lotte		1,720.4		1,011.4		1,749.1		1,033.9		0.0		5,514.8
Hyundai Heavy Industries		486.8		47.4		234.0		3,129.6		—		3,897.8
Hanwha		1,324.0		491.0		1,268.0		691.3		0.0		3,774.3
LG		923.0		918.0		1,194.8		220.6		—		3,256.5
LS		235.4		1,321.7		192.1		1,248.2		0.4		2,997.9
Shinsegae		1,115.7		26.6		666.7		149.6		—		1,958.6
KT		217.6		95.6		1,262.7		145.9		—		1,721.7

Total	~~W~~	9,692.2	~~W~~	9,998.3	~~W~~	12,637.3	~~W~~	10,284.2	~~W~~	2.4	~~W~~	42,614.4

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry concentration as of December 31, 2024.

	As of December 31, 2024
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance

	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	66,628	25.6%
Real estate, leasing and service		57,679	22.2
Retail and wholesale		31,082	12.0
Finance and insurance		26,088	10.0
Hotel and leisure		11,034	4.2
Transportation, storage and communication		6,259	2.4
Construction		6,114	2.4
Other service(1)		30,647	11.8
Other(2)		24,560	9.4

Total	~~W~~	260,091	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2024. The amounts below are before allowance for credit losses on loans and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2024
	1 Year or Less(1)		Over 1 Year but Not More Than 5 Years		Over 5 Year but Not More Than 15 Years		Over 15 Years		Total

	(In billions of Won)
Corporate:
Corporate loans	~~W~~	167,490	~~W~~	76,715	~~W~~	7,293	~~W~~	699	~~W~~	252,197
Public and other		3,057		1,920		299		76		5,352
Loans to banks		1,409		481		57		—		1,947
Lease financing		164		430		1		—		595

Total corporate	~~W~~	172,120	~~W~~	79,546	~~W~~	7,650	~~W~~	775	~~W~~	260,091

Retail:
Mortgage and home equity	~~W~~	16,723	~~W~~	23,987	~~W~~	20,647	~~W~~	39,721	~~W~~	101,078
Other retail		36,003		17,997		5,555		5,507		65,062

Total retail	~~W~~	52,726	~~W~~	41,984	~~W~~	26,202	~~W~~	45,228	~~W~~	166,140

Credit cards	~~W~~	24,287	~~W~~	4,366	~~W~~	241	~~W~~	—	~~W~~	28,894

Total loans	~~W~~	249,133	~~W~~	125,896	~~W~~	34,093	~~W~~	46,003	~~W~~	455,125

Note:

(1)	Includes overdue loans.

We may roll over our corporate loans (primarily consisting of working capital loans and facilities loans) and retail loans (to the extent not payable in installments) after we conduct our standard loan reviews in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of up to five years. Facilities loans, which are generally secured, may generally be extended on an annual basis for a maximum of 15 years from the initial loan date. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of 10 years from the initial loan date for both unsecured loans and secured loans other than mortgages and home equity loans which can be extended up to 30 years in aggregate.

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2024.

	As of December 31, 2024
	Due Within 1 Year(1)		Due After 1 Year		Total

	(In billions of Won)
Fixed rate loans(2)
Corporate:
Corporate loans	~~W~~	63,689	~~W~~	29,679	~~W~~	93,368
Public and other		1,273		259		1,532
Loans to banks		1,370		538		1,908
Lease financing		15		1		16

Total corporate		66,347		30,477		96,824

Retail:
Mortgage and home equity		217		6,981		7,198
Other retail		6,662		5,126		11,788

Total retail		6,879		12,107		18,986

Credit cards		269		1		270

Total fixed rate loans		73,495		42,585		116,080

Variable rate loans(3)
Corporate:
Corporate loans		103,801		55,028		158,829
Public and other		1,784		2,036		3,820
Loans to banks		39		—		39
Lease financing		149		430		579

Total corporate		105,773		57,494		163,267

Retail:
Mortgage and home equity		16,506		77,374		93,880
Other retail		29,341		23,933		53,274

Total retail		45,847		101,307		147,154

Credit cards		24,018		4,606		28,624

Total variable rate loans		175,638		163,407		339,045

Total loans		249,133		205,992		455,125

Notes:

(1)	Includes overdue loans.
(2)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(3)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

For additional information regarding our management of interest rate risk, see “— Risk Management.”

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2024, 0.03% of our total loans, or ~~W~~114 billion (of which ~~W~~66 billion was classified as nonaccrual and ~~W~~48 billion was classified as accruing), was under restructuring. As of such date, the total amount under restructuring consisted of ~~W~~29 billion related to workouts, ~~W~~38 billion related to recovery proceedings, and ~~W~~47 billion related to others, principally consisting of the credit rehabilitation program subject to corporate turnaround or reorganization, which is based on voluntary agreements between the relevant parties excluding workout and recovery proceedings.

Loans in the process of workout, recovery proceedings or the like are reported as nonaccrual loans on Shinhan Bank’s statements of financial position since generally, they are past due by more than 90 days and interest does not accrue on such loans. Restructured loans are reported as either loans or securities on Shinhan Bank’s statements of financial position depending on the type of instrument it receives as a result of the restructuring.

Workout

The Corporate Restructuring Promotion Act was enacted on August 3, 2007 (expired on December 31, 2010), May 19, 2011 (expired on December 31, 2013), January 1, 2014 (expired on December 31, 2015), March 18, 2016 (expired on June 30, 2018), October 16, 2018 (expired on October 15, 2023) and December 26, 2023 (to be expired on December 25, 2026). The new Corporate Restructuring Promotion Act enacted and implemented on December 26, 2023 is hereinafter referred to as the “CRPA”.

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

The Credit Counseling and Recovery Service offers two programs for individual debtors, the pre-workout program and the individual workout program, both of which are available to individuals with total debt amounts of ~~W~~1.5 billion or less (secured debt amount of ~~W~~1 billion or less and unsecured debt amount of ~~W~~500 million or less). The pre-workout program is offered to individuals whose delinquency period is between 31 days and 89 days, and the individual workout program is offered to individuals whose delinquency period is 90 days or more. Furthermore, in April 2023, a temporary special debt adjustment scheme was implemented for individuals with an annual income of ~~W~~45 million and total debt not exceeding ~~W~~1.5 billion. This scheme, which has been extended until December 31, 2025, is designed for those who are at risk of default or have been delinquent for 30 days or less. When an individual debtor applies for the temporary special debt adjustment scheme, pre-workout or individual workout program, the Credit Counseling and Recovery Service will deliberate and resolve on a debt restructuring plan, and once the creditor financial institution that is in a credit recovery support agreement with the Credit Counseling and Recovery Service and holding the majority of each of the unsecured claims and secured claims to the relevant individual debtor agrees to such debt restructuring plan, the plan will be finalized and debt restructuring measures, such as extension of maturity, adjustment of interest rates or reduction of debt, will be taken according to the pre-workout program or individual workout program applied for.

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

In 2024, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout program was ~~W~~440 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

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

At the end of December 2016, the Financial Supervisory Service granted Shinhan Card final approval to use the internal model approach. During the first quarter of 2017, Shinhan Card completed the establishment of the IFRS loan loss calculation system, for example, by replacing Basel II risk components with risk components for financial reporting in accordance with IFRS 9, and Shinhan Card revised the calculation methodology of loan losses from a roll-rate model to an internal model approach.

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

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all loans as of the dates indicated.

	Current			Past Due Up to 3 Months			Past Due 3-6 Months			Past Due More Than 6 Months			Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount

	(In billions of Won, except percentages)
2022	~~W~~	409,954	99.16	~~W~~	1,726	0.42	~~W~~	879	0.21	~~W~~	877	0.21	~~W~~	413,436
2023		412,710	98.89		2,420	0.58		1,093	0.26		1,123	0.27		417,346
2024		449,680	98.80		2,804	0.62		1,305	0.29		1,336	0.29		455,125

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of the total non-performing loan portfolio and as a percentage of our total loans.

	As of December 31,
	2022		2023		2024

	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	1,756	~~W~~	2,216	~~W~~	2,641
As a percentage of total loans		0.42%		0.53%		0.58%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by the borrower type.

	As of December 31,
	2022					2023					2024
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	~~W~~	195,410	~~W~~	511	0.26%	~~W~~	202,153	~~W~~	564	0.28%	~~W~~	220,956	~~W~~	1,136	0.51%
Public and other(2)		3,897		10	0.26		4,635		9	0.19		5,352		13	0.24
Loans to banks		1,205		—	—		961		—	—		885		—	—
Lease financing		682		6	0.88		196		10	5.10		371		34	9.16

Total corporate		201,194		527	0.26		207,945		583	0.28		227,564		1,183	0.52

Retail
Mortgage and home equity		80,937		69	0.09		86,532		140	0.16		100,332		156	0.16
Other retail		62,519		287	0.46		55,607		388	0.70		50,805		461	0.91

Total retail		143,456		356	0.25		142,139		528	0.37		151,137		617	0.41

Credit cards		20,388		494	2.42		27,798		612	2.20		28,607		636	2.22

Total domestic		365,038		1,377	0.38		377,882		1,723	0.46		407,308		2,436	0.60

Foreign:		48,398		379	0.78		39,464		493	1.25		47,817		205	0.43

Total	~~W~~	413,436	~~W~~	1,756	0.42%	~~W~~	417,346	~~W~~	2,216	0.53%	~~W~~	455,125	~~W~~	2,641	0.58%

Notes:

(1)	Includes loans past due by more than 90 days.
(2)	Includes debtors such as local and regional authorities, state-owned enterprises and non-profit organizations.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2024.

Industry	Aggregate Non- Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance

	(In billions of Won)		(Percentages)
Construction	~~W~~	399	31.52%
Manufacturing		87	6.87
Real estate, leasing and service		305	24.09
Retail and wholesale		84	6.64
Finance and insurance		6	0.47
Hotel and leisure		40	3.16
Transportation, storage and communication		8	0.63
Other service(1)		102	8.06
Other(2)		235	18.56

Total	~~W~~	1,266	100.00%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2024, our 20 largest non-performing loans accounted for 20.8% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2024
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
1	Borrower A	Finance and insurance	~~W~~	125	~~W~~	—
2	Borrower B	Finance and insurance		56		—
3	Borrower C	Real estate, leasing and service		36		9
4	Borrower D	Real estate, leasing and service		25		15
5	Borrower E	Real estate, leasing and service		24		—
6	Borrower F	Finance and insurance		24		—
7	Borrower G	Real estate, leasing and service		24		—
8	Borrower H	Real estate, leasing and service		23		11
9	Borrower I	Real estate, leasing and service		23		23
10	Borrower J	Real estate, leasing and service		21		14
11	Borrower K	Other service		20		12
12	Borrower L	Real estate, leasing and service		18		17
13	Borrower M	Finance and insurance		18		14
14	Borrower N	Real estate, leasing and service		18		13
15	Borrower O	Real estate, leasing and service		17		7
16	Borrower P	Real estate, leasing and service		16		16
17	Borrower Q	Real estate, leasing and service		16		—

		As of December 31, 2024
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
18	Borrower R	Real estate, leasing and service		15		2
19	Borrower S	Real estate, leasing and service		15		3
20	Borrower T	Real estate, leasing and service		15		—

			~~W~~	549	~~W~~	156

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

In 2024, we sold non-performing loans in the amount of ~~W~~164 billion to third parties, including ~~W~~82 billion transferred to UAMCO, Ltd., an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2024.

	(In billions of Won)
Non-performing loans as of December 31, 2023	~~W~~	2,216

Additional non-performing loans due to delinquency		2,226
Loans sold		(164)
Loans charged off		(442)
Loans modified and returned to performing		(859)
Other adjustments(1)		(336)

Non-performing loans as of December 31, 2024	~~W~~	2,641

Note:

(1)

Represents loans paid down or paid off and loans returned to performing other than as a result of modification. We do not separately collect and analyze data relating to non-performing loans other than those that were sold, charged off, modified and returned to performing, or transferred to held-for-sale investment portfolio.

Loan Charge-offs

Our gross charge-offs, including amortization of discount and disposal, increased by 12.3% from ~~W~~1,777 billion in 2023 to ~~W~~1,996 billion in 2024, primarily due to an increase in the amount of charge-offs for corporate loans and credit card loans in 2024 compared to 2023. The increase in the amount of charge-offs for corporate loans in 2024 was primarily due to write-offs for real estate-related corporate loans resulting from the deterioration of project financing loans as a measure taken by Shinhan Capital to manage financial soundness. The increase in the amount of charge-offs for credit card loans in 2024 was mainly driven by the continued implementation of a proactive policy of writing off non-performing loans by Shinhan Card. Our gross charge-offs, including amortization of discount and disposal, increased by 54.3% from ~~W~~1,152 billion in 2022 to ~~W~~1,777 billion in 2023, primarily due to an overall increase in the amount of charge-offs for domestic loans in 2023 compared to 2022. The increase in the amount of charge-offs in 2023 was primarily due to write-offs for non-performing domestic loans to improve financial soundness by Shinhan Bank and Shinhan Card.

In 2024, the charge-off on restructured loans amounted to ~~W~~6 billion. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2024, our loans restructured into equity securities amounted to ~~W~~25 billion.

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

Net Charge-offs

The following table sets forth, for the periods indicated, the net charge-offs.

	For the years ended December 31,
	2022			2023			2024
	Average Loans	Net Charge- Offs	Ratio	Average Loans	Net Charge- Offs	Ratio	Average Loans	Net Charge- Offs	Ratio

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	183,765	197	0.11%	192,757	327	0.17%	211,753	490	0.23%
Public and other	3,594	1	0.03	4,128	2	0.05	4,874	7	0.14
Loans to banks	2,581	—	—	4,322	—	—	1,957	—	—
Lease financing	523	8	1.53	363	21	5.79	167	22	13.17

Total corporate	190,463	206	0.11	201,570	350	0.17	218,751	519	0.24

Retail:
Mortgage and home equity	79,972	2	N/M	83,392	2	N/M	95,050	3	N/M
Other retail	66,626	109	0.16	58,904	408	0.69	52,553	224	0.43

Total retail	146,598	111	0.08	142,296	410	0.29	147,603	227	0.15

Credit cards	27,143	363	1.34	27,673	607	2.19	27,688	749	2.71

Total domestic	364,204	680	0.19	371,539	1,367	0.37	394,042	1,495	0.38

Foreign:	39,803	90	0.23	40,880	52	0.13	43,751	140	0.32

Total	404,007	770	0.19%	412,419	1,419	0.34%	437,793	1,635	0.37%

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

Book Value and Fair Value

The following tables set out the book value and fair value of investments in our investment portfolio as of the dates indicated.

	As of December 31,
	2022				2023				2024
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)
Securities at fair value through other comprehensive income
Equity securities	~~W~~	1,673	~~W~~	1,673	~~W~~	1,675	~~W~~	1,675	~~W~~	1,789	~~W~~	1,789
Debt securities:
Korean treasury and governmental agencies		37,024		37,024		39,875		39,875		37,634		37,634
Debt securities issued by financial institutions		20,539		20,539		21,303		21,303		25,983		25,983
Corporate debt securities		18,005		18,005		18,761		18,761		19,296		19,296
Debt securities issued by foreign government		3,971		3,971		4,544		4,544		4,829		4,829
Mortgage-backed and asset-backed securities		4,257		4,257		4,154		4,154		4,274		4,274

Total — Securities at fair value through other comprehensive income	~~W~~	85,469	~~W~~	85,469	~~W~~	90,312	~~W~~	90,312	~~W~~	93,805	~~W~~	93,805

	As of December 31,
	2022				2023				2024
	Book Value		Fair Value		Book Value		Fair Value		Book Value		Fair Value

	(In billions of Won)
Securities at amortized cost
Debt securities:
Korean treasury and governmental agencies	~~W~~	20,578	~~W~~	19,268	~~W~~	21,496	~~W~~	20,889	~~W~~	20,415	~~W~~	20,231
Debt securities issued by financial institutions		5,658		5,621		6,054		6,096		4,079		4,120
Corporate debt securities		1,993		1,861		2,096		2,052		2,574		2,567
Debt securities issued by foreign government		945		947		1,291		1,293		1,393		1,395
Mortgage-backed and asset-backed securities		4,197		3,876		4,749		4,639		4,855		4,836

Total — Securities at amortized cost	~~W~~	33,371	~~W~~	31,573	~~W~~	35,686	~~W~~	34,969	~~W~~	33,316	~~W~~	33,149

Financial assets at fair value through profit or loss
Equity securities	~~W~~	3,857	~~W~~	3,857	~~W~~	3,851	~~W~~	3,851	~~W~~	3,097	~~W~~	3,097
Debt securities:
Korean treasury and governmental agencies		5,489		5,489		6,036		6,036		8,554		8,554
Debt securities issued by financial institutions		11,808		11,808		12,861		12,861		11,153		11,153
Corporate debt securities		17,424		17,424		23,222		23,222		23,347		23,347
Debt securities issued by foreign governments		473		473		356		356		430		430
Mortgage-backed and asset-backed securities		368		368		737		737		1,018		1,018
Other debt securities(1)		19,598		19,598		22,260		22,260		22,505		22,505

Sub-total — Securities at fair value through profit or loss		59,017		59,017		69,323		69,323		70,104		70,104

Others:
Loans at fair value		2,389		2,389		1,759		1,759		1,880		1,880
Due from banks at fair value		26		26		31		31		35		35
Gold/Silver deposits		76		76		104		104		128		128

Total — Financial assets at fair value through profit or loss	~~W~~	61,508	~~W~~	61,508	~~W~~	71,217	~~W~~	71,217	~~W~~	72,147	~~W~~	72,147

Note:

(1)

Other debt securities included puttable equity investment, beneficiary certificates and restricted reserve for claims of customers’ deposits (trusts) classified as debt instruments in accordance with IFRS 9.

Maturity Analysis

The following table categorizes our securities at amortized cost by maturity and weighted average yield as of December 31, 2024.

	As of December 31, 2024
	1 Year or Less			Over 1 but within 5 Years			Over 5 but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)

	(In billions of Won, except percentages)
Korean treasury securities and government agencies	~~W~~	2,557	2.34%	~~W~~	14,499	3.41%	~~W~~	1,453	2.56%	~~W~~	1,906	1.91%	~~W~~	20,415	3.08%
Debt securities issued by financial institutions		2,462	4.31		1,566	4.23		45	6.34		6	6.50		4,079	4.30
Corporate debt securities		618	4.08		1,350	3.61		275	2.92		331	3.51		2,574	3.64
Debt securities issued by foreign governments		283	6.94		785	3.70		219	6.01		106	3.64		1,393	4.72
Mortgage-backed securities and asset-backed securities		1,162	1.96		2,233	3.12		1,356	3.49		104	2.73		4,855	2.94

Total	~~W~~	7,082	3.30%	~~W~~	20,433	3.47%	~~W~~	3,348	3.25%	~~W~~	2,453	2.24%	~~W~~	33,316	3.32%

Note:

(1)	The weighted-average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

Concentrations of Risk

The following table presents securities held by us whose aggregate book value exceeded 10% of our stockholders’ equity as of December 31, 2024. As of December 31, 2024, 10% of our stockholders’ equity was ~~W~~5,882 billion.

	As of December 31, 2024
	Book Value		Fair Value

	(In billions of Won)
Name of issuer:
Ministry of Strategy and Finance	~~W~~	65,125	~~W~~	65,001
The Korea Development Bank		10,231		10,252
The Korea Housing Finance Corp		9,569		9,550
Industrial Bank of Korea		7,470		7,481

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2022		2023		2024

	(In billions of Won)
Commitments to extend credit	~~W~~	108,504	~~W~~	115,884	~~W~~	121,678
Commercial letters of credit		3,138		2,934		3,353
Others(1)		119,120		122,155		128,397

Total	~~W~~	230,762	~~W~~	240,973	~~W~~	253,428

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, endorsed bills and unused credit limits on credit cards, etc.

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

The following table shows, as of December 31, 2024, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2024
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities

	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	169,340	~~W~~	5,734	~~W~~	3,888
Swaps		59,642		2,299		3,823
Options		2,182		24		26

Sub-total		231,164		8,057		7,737

Interest rate derivatives:
Future contracts		4,876		3		1
Swaps and forward contracts		199,364		734		859
Options		825		1		29

Sub-total		205,065		738		889

Credit derivatives:
Swaps		5,041		508		10

Sub-total		5,041		508		10

Equity derivatives:
Swaps and forward contracts		5,976		97		137
Options		3,376		161		116
Future contracts		1,600		1		14

Sub-total		10,952		259		267

Commodity derivatives:
Swaps and forward contracts		2,122		1		130
Future contracts and options		173		14		4
Sub-total		2,295		15		134

Total	~~W~~	454,517	~~W~~	9,577	~~W~~	9,037

Non-trading:
Hedge accounting:
Foreign exchange derivatives:
Swaps	~~W~~	7,994	~~W~~	539	~~W~~	181
Forward contracts		4,345		12		213

Sub-total		12,339		551		394

Equity derivatives:
Options		19		—		4
Interest rate derivatives:
Swaps and forward contracts		13,219		151		624

Total	~~W~~	25,577	~~W~~	702	~~W~~	1,022

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as of December 31, 2024.

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

	2022			2023			2024
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Non-interest-bearing deposits:	~~W~~	5,495		~~W~~	4,557		~~W~~	4,250
Interest-bearing deposits:

Domestic
Demand deposits	~~W~~	60,473	0.50%	~~W~~	54,072	1.08%	~~W~~	54,926	1.10%
Savings deposits		107,430	0.36		96,305	0.83		97,744	0.82
Time deposits		156,022	2.08		184,472	3.90		200,499	3.70
Other deposits		12,293	2.17		8,896	3.92		7,961	3.91

Sub-total	~~W~~	336,218	1.25%	~~W~~	343,745	2.60%	~~W~~	361,130	2.53%

Foreign
Demand deposits	~~W~~	8,066	0.24%	~~W~~	8,372	0.53%	~~W~~	8,295	0.68%
Savings deposits		1,749	2.31		877	3.10		875	3.14
Time deposits		18,340	1.70		20,271	3.16		25,087	3.35
Other deposits		4,766	1.49		4,347	3.57		3,873	4.25

Sub-total	~~W~~	32,921	1.34%	~~W~~	33,867	2.56%	~~W~~	38,130	2.86%

Total interest-bearing deposits	~~W~~	369,139	1.26%	~~W~~	377,612	2.59%	~~W~~	399,260	2.56%

	2022			2023			2024
	(In billions of Won)
Uninsured deposits		~~W~~288,754			~~W~~287,330			~~W~~324,782

Note:

(1)	Average balances are based on (a) monthly balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded on short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Uninsured Time Deposits

The following table shows the amount of time deposits that exceed the insurance limit as of December 31, 2024, and the amount of time deposits that are otherwise uninsured, segregated by remaining maturity as of December 31, 2024.

	As of December 31, 2024

	(In billions of Won)
Portion of Time deposits in excess of insurance limit:	~~W~~	132,784
Time deposits otherwise uninsured with a maturity of:
Maturing within three months	~~W~~	22,571
After three but within six months		10,295
After six but within 12 months		15,887
After 12 months		11,014

Total	~~W~~	59,767

Short-term Borrowings

The following table presents information regarding our short-term borrowings (borrowings with a maturity of one year or less) for the periods indicated.

	2022								2023								2024
	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate	Balance Outstanding		Average Balance Outstanding(1)		Highest Balances at Any Month-end		Weighted Average Interest Rate(2)	Year-end Interest Rate

	(In billions of Won, except for percentages)
Borrowings from Bank of Korea(3)	~~W~~	5,100	~~W~~	5,096	~~W~~	5,157	0.62%	0.25 – 1.75%	~~W~~	2,562	~~W~~	4,096	~~W~~	5,055	1.44%	2.00 – 2.00%	~~W~~	3,106	~~W~~	3,004	~~W~~	3,882	1.94%	1.50 – 1.50%
Call money		1,276		2,037		3,750	2.99	0.05 – 6.30		2,196		2,599		4,202	6.07	0.02 – 5.88		1,198		2,186		3,565	6.19	0.29 – 4.97
Other short-term borrowings(4)		34,002		33,626		38,263	1.74	0.00 – 21.20		39,218		34,165		39,843	2.81	0.00 – 14.85		33,359		37,501		42,185	2.68	0.00 – 16.75

	~~W~~	40,378	~~W~~	40,759	~~W~~	47,170	1.66%		~~W~~	43,976	~~W~~	40,860	~~W~~	49,100	2.88%		~~W~~	37,663	~~W~~	42,691	~~W~~	49,632	2.81%

Notes:

(1)	Average balances are based on (a) monthly balances of Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Weighted-average interest rates are calculated by dividing the total interest expenses by the average amount borrowed.
(3)	Borrowings from the Bank of Korea generally mature within one month for borrowings in Korean Won and six months for borrowings in foreign currencies.
(4)	Other short-term borrowings included bonds sold under repurchase agreements and borrowings in domestic and foreign currencies.

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

Credit Risk Management of Shinhan Bank

Shinhan Bank’s credit risk management is guided by the following principles:

•	achieve a profit level corresponding to the level of risks involved;

•	improve asset quality and achieve an optimal mix of asset portfolios;

•	avoid excessive loan concentration in a particular borrower or sector; and

•	closely monitor the borrower’s ability to repay the debt.

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

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is made based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarter level. Depending on the size and importance of the loan, the approval process is further reviewed by the Credit Officer Committee, the Master Credit Officer Committee, or the Loan Management Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee and the Loan Management Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the borrower’s credit ratings as determined by Shinhan Bank’s internal credit rating system and the borrower’s size of business. The Credit Review Committee holds at least two meetings a week to approve applications for large-sized loans whose principal amounts exceed prescribed levels set by it.

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

The discretionary loan amount approval limit ranges from ~~W~~50 million for secured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to ~~W~~120 billion for secured loans with a credit rating of AAA, which are subject to approvals by the Master Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee or Loan Management Committee.

For example, loans that exceed the maximum discretionary approval limit set by the Master Credit Officer Committee are evaluated and approved by the Loan Management Committee, which is composed of department heads specializing in loans at Shinhan Bank and has the authority to approve loans of up to ~~W~~ 50 billion for large corporations and up to ~~W~~30 billion for other enterprises. Any loans exceeding this approval limit must be approved by the Credit Review Committee. For SOHO borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~40 billion and secured loans in excess of ~~W~~45 billion, whereas for large corporate borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~110 billion and secured loans in excess of ~~W~~170 billion.

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

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council, and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises of the heads of each business unit, supporting unit and relevant department at Shinhan Card. Shinhan Card’s Risk Management Council convenes at least once every month and may also convene on an ad hoc basis as needed. Shinhan Card’s Risk Management Committee is comprised of at least two directors, with the majority of the committee members being outside directors. Shinhan Card’s Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.

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

Credit Card Approval Process

Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the behavior scoring system and the application scoring system. The behavior scoring system is based largely on the credit history of the cardholder or borrower, and the application scoring system is based largely on personal credit information of the applicant. For credit card applicants with whom we have an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as the ability to repay, total assets, the length of the existing relationship and the applicant’s contribution to Shinhan Card’s profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about the applicant’s transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including, among others, National Information & Credit Evaluation Inc. and Korea Credit Bureau. These credit checks reveal a list of the delinquent customers of all credit card issuers in Korea.

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

Shinhan Card does not have any assets with significant exposure to market risks and, therefore, does not maintain a risk management policy regarding market risks. Shinhan Card manages its market risk based on its internal risk management regulations.

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

Shinhan Bank’s net foreign currency open position represents the difference between its foreign currency assets and liabilities as offset against forward foreign currency positions, and is Shinhan Bank’s principal exposure to foreign currency exchange rate risk. The Risk Policy Committee oversees Shinhan Bank’s foreign currency exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and VaR limits. Shinhan Bank centrally monitors and manages its foreign exchange positions through its Sales & Trading Center (“S&T Center”). Dealers in the S&T Center manage Shinhan Bank’s consolidated position within preset limits through spot trading, forward contracts, currency options, futures and swaps and foreign currency swaps. Shinhan Bank sets a limit for net open positions by currency. The limits for currencies other than the U.S. Dollar, Japanese Yen, Euro and Chinese Yuan are set in a conservative manner in order to minimize trading in such currencies.

Shinhan Securities faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Securities centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Securities’ Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2024, Shinhan Securities’ net open position related to foreign currency-related products was US$1,388 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$905 million and US$74 million, respectively.

Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$0.3 million.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions As of December 31, 2022, 2023 and 2024. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2022	2023	2024

	(In millions of US$)
U.S. Dollars	$40.8	$663.7	$(21.4)
Japanese Yen	467.7	494.7	73.2
Euro	5.3	7.8	55.4
Others	2,320.9	2,344.2	2,637.2

Total	$2,834.6	$3,510.3	$2,744.4

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank maintains strict scrutiny of these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. Although Shinhan Bank holds a substantially smaller amount of equity securities than debt securities in its trading accounts, the VaR of trading account equity risk is generally higher than that of trading account interest rate risk due to high volatility in the value of equity securities. As of December 31, 2022, 2023 and 2024, Shinhan Bank held ~~W~~74.0 billion, ~~W~~30.8 billion and ~~W~~28.6 billion, respectively, of equity securities in its trading accounts (including the trust accounts).

Shinhan Securities’ equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2022, 2023 and 2024, the total amount of equity securities at risk held by Shinhan Securities was ~~W~~21.7 billion, ~~W~~33.9 billion and ~~W~~28.4 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk, measured by the standardised approach capital requirement, from trading activities of Shinhan Bank and Shinhan Securities, respectively, as of and for the year ended December 31, 2024. For market risk management purposes, Shinhan Bank includes in the computation of total regulatory capital requirement its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with the Financial Services Commission regulations.

	Trading Portfolio Risk for the Year 2024(1)
Shinhan Bank	Average		Minimum		Maximum		As of December 31, 2024

	(in billions of Won)
Sensitivities-based method risk
GIRR	~~W~~	114.64	~~W~~	139.67	~~W~~	89.66	~~W~~	116.50
CSR: non-securitisations		145.63		167.13		128.87		129.60
CSR: securitisations (non-CTP)		26.42		34.92		17.94		27.93
CSR: securitisations (CTP)		—		—		—		—
Equity		44.57		66.31		25.53		28.58
FX		495.58		565.66		369.00		369.00
Commodity		0.20		0.39		—		0.20

Total		825.50		880.84		671.81		671.81

Default risk
Non-securitisation		106.33		112.42		98.70		98.70
Securitisation(non-CTP)		57.32		66.46		50.18		60.87
Securitisation(CTP)		—		—		—		—
Total		163.65		177.35		152.30		159.57
The residual risk		2.20		3.17		1.72		2.98

Total (1)	~~W~~	991.35	~~W~~	1,056.74	~~W~~	928.26	~~W~~	834.36

Notes:

(1)	Includes trading portfolios in Shinhan Bank’s bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return.

	Trading Portfolio VaR for the Year 2024
	Average		Minimum		Maximum		As of December 31, 2024
	(In billions of Won)
Shinhan Securities: (1)
Interest rate	~~W~~	26.96	~~W~~	12.71	~~W~~	66.28	~~W~~	15.66
Equities		18.43		3.74		42.73		14.32
Foreign exchange		49.51		14.05		205.68		30.31
Option volatility(3)		34.94		4.41		82.21		42.70
Less: portfolio diversification(4)		(72.42)		(7.63)		(296.96)		(41.55)

Total VaR	~~W~~	57.42	~~W~~	27.27	~~W~~	99.93	~~W~~	61.45

Notes:

(1)	Shinhan Securities’ 10-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Securities manage foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
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

Shinhan Securities currently uses the same 10-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. In addition, Shinhan Securities applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Securities does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Securities, the amount of losses (either actual or virtual) exceeded the one-day 99.9% confidence level-based VaR amount zero times in 2022, 2023 and 2024.

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

Stress test. In addition to the standardised approach capital requirement, Shinhan Bank performs stress tests to measure market risk. As the standardised approach capital requirement assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through the stress test. Stress test is a valuable supplement to regulatory capital requirement since capital requirement does not cover potential loss if the market moves in a manner which is outside Shinhan Bank’s normal expectations. Stress test projects the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

Shinhan Bank uses 16 relatively simple but fundamental scenarios for stress testing by taking into account four market risk components: foreign currency exchange rates, stock prices, Won-denominated and U.S. dollar-denominated interest rates, and volatility of each component. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components: appreciation of the Won by 20%, a decrease in Korea Exchange Composite Index by 30%, an increase or a decrease in Won-denominated or U.S. dollar-denominated interest rates by 75 basis points each, respectively, and volatility rate of each component of 35%. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~943 billion as of December 31, 2024. Shinhan Bank performs stress test on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Securities uses nine scenarios for stress tests by taking into account four market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2024, under the worst case scenario assuming a 1% point increase in the three-year government bond yield, the market value of Shinhan Securities’ trading portfolio would have fluctuated by ~~W~~191 billion for one day.

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

On a daily basis, Shinhan Bank performs interest rate gap analysis for Won- and foreign currency-denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes Won-denominated derivatives (which are interest rate swaps for the purpose of hedging) and foreign currency-denominated derivatives (which are currency swaps for the purpose of hedging), which are managed centrally at the S&T Center. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, Shinhan Bank assumes and uses the following maturities for different types of assets and liabilities:

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2024 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for the purpose of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2024
	0-3 Months	3-6 Months	6-12 Months	1-2 Years	2-3 Years	Over 3 Years	Total

	(in billions of Won, except percentages)
Interest-earning assets	171,240	75,194	44,124	37,454	23,415	49,363	400,790
Fixed rates	29,908	18,855	28,250	25,206	17,971	18,482	138,672
Floating rates	140,982	55,378	14,785	12,157	5,254	30,881	259,438
Interest rate swaps	350	960	1,090	90	190	0	2,680

Interest-bearing liabilities	169,798	64,242	88,586	29,319	26,358	30,821	409,125
Fixed liabilities	90,378	48,791	73,538	15,698	12,118	3,048	243,571
Floating liabilities	76,740	15,452	15,047	13,622	14,240	27,773	162,874
Interest rate swaps	2,680	0	0	0	0	0	2,680

Sensitivity gap	1,442	10,951	(44,461)	8,134	(2,943)	18,542	(8,334)
Cumulative gap	1,442	12,393	(32,068)	(23,934)	(26,877)	(8,334)	(8,334)
% of total assets	0.36%	3.09%	(8.00)%	(5.97)%	(6.71)%	(2.08)%	(2.08)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2024
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(in millions of U.S. dollars, except percentages)
Interest-earning assets	31,052	8,259	3,768	6,512	6,201	55,793
Interest-bearing liabilities	34,482	7,085	6,109	8,393	7,438	63,507

Sensitivity gap	(3,430)	1,175	(2,341)	(1,881)	(1,237)	(7,714)
Cumulative gap	(3,430)	(2,255)	(4,596)	(6,477)	(7,714)	(7,714)
% of total assets	(6.15)%	(4.04)%	(8.24)%	(11.61)%	(13.83)%	(13.83)%

Note:

(1)	Includes merchant banking accounts.

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

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2024 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2024 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2024
(In months)
Interest-earning assets	12.29
Interest-bearing liabilities	10.30
Gap	1.99

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

Market Value Analysis

Shinhan Bank performs a market value analysis to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are done on a monthly basis.

Market Value as of December 31, 2024 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2024
	Actual	1% Point Increase	Changes

	(In billions of Won)
Interest-earning assets	433,231	418,272	(14,959)
Interest-bearing liabilities	424,259	411,235	(13,024)
Gap	8,973	7,037	(1,936)

Note:

(1)	Includes merchant banking accounts and derivatives for the purpose of hedging.

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

The following table illustrates by way of an example the simulated changes in Shinhan Bank’s annual net interest income for 2024 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2024 and (b) the same interest rates as of December 31, 2024 and a 1% point increase or decrease in the interest rates.

	Simulated Net Interest Income for 2024
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates			Change in Net Interest Income		Change in Net Interest Income
	No Change	1% Point Increase	1% Point Decrease	Amount (1% Point Increase)	% Change (1% Point Increase)	Amount (1% Point Decrease)	% Change (1% Point Decrease)

	(In billions of Won, except percentages)
Simulated interest income	17,016	19,142	14,891	2,125	12.49%	(2,125)	(12.49)%
Simulated interest expense	9,777	11,457	8,097	1,680	17.18%	(1,680)	(17.18)%
Net interest income	7,239	7,684	6,795	445	6.15%	(445)	(6.15)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for the purpose of hedging.

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

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2024, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2024(1)
	Average	Minimum	Maximum	As of December 31

	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	1,331	611	1,770	1,286

Note:

(1)	One-year VaR results computed based on the interest rate risk in the banking book standardized approach presented by the Bank for International Settlements. See “— Interest Rate Risk Management.”

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

Shinhan Securities measures its interest rate VaR and interest rate EaR based on the IRRBB standardized approach. Interest rate risk is managed by reflecting possible future interest rate environments and customer behavior based on the IRRBB standardized approach. Interest rate VaR is measured by the change in economic value of equity in six types of scenarios – parallel up, parallel down, stiffener, flattener, short-term interest rate-up and short-term interest rate-down. Interest rate EaR is measured by the largest loss amount in two types of scenarios – parallel up and parallel down.

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

Shinhan Life Insurance monitors and manages its interest rate risk for its interest-bearing assets and liabilities based on simulations of its asset-liability management system. At the 99.5% confidence level, interest rate-setting liabilities and assets are evaluated under the deterministic interest rate scenario, and interest rate-linked liabilities are evaluated under 1,000 stochastic interest rate scenarios.

Interest rate risk for our other subsidiaries is insignificant.

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of common stock in Korean companies. As of December 31, 2024, Shinhan Bank held an aggregate amount of ~~W~~764.9 billion of equity interest in unlisted foreign companies (including ~~W~~3.65 billion invested in unlisted private equity funds).

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2024, Shinhan Bank held equity securities in an aggregate amount of ~~W~~1,691.9 billion in its non-trading accounts, including equity securities in the amount of ~~W~~373.5 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2024, Shinhan Bank did not hold any Won-denominated convertible bonds, Won-denominated exchangeable bonds or Won-denominated bonds with warrants, in each case, in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

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

Although the liquidity coverage ratio requirement was temporarily lowered during the COVID-19 pandemic, the liquidity coverage ratio requirement has been restored to 100% since January 1, 2025.

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

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2024 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2024

	For the Month of December 2024
	(in billions of Won, except percentages)
High quality liquid assets (A)	~~W~~	93,154
Net cash outflows over the next 30 days (B)		89,899
Cash outflow		122,187
Cash inflow		32,288
Liquidity coverage ratio (A/B)		103.62%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2024

For the Month of December 2024
(in millions of US$, except percentages)
High quality liquid assets (A)	$7,373
Net cash outflows over the next 30 days (B)	4,850
Cash outflow	17,156
Cash inflow	12,306
Liquidity coverage ratio (A/B)	152.03%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2024

	For the Month of December 2024
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	336,738
Required stable funding (B)		298,328
Net stable funding ratio (A/B)		112.87%

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

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2024 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	As of December 31, 2024
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		Over 1 Year		Over 2 Years		Total

	(In billions of Won, except percentages)
Assets	~~W~~	2,299	~~W~~	14,805	~~W~~	21,666	~~W~~	25,999	~~W~~	30,962	~~W~~	5,572	~~W~~	7,774	~~W~~	44,308
Liabilities		100		4,410		5,704		7,104		11,796		4,952		21,549		38,296
Liquidity ratio						354.5%

Shinhan Securities manages its liquidity risk for its Won-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day, one-month and three-month liquidity gap, a limit of 119% on its one-month and three-months liquidity ratios and a limit of ~~W~~70 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Securities manages the liquidity risk on a monthly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the seven-day and one-month maturity mismatch ratios to be 0% and -10% or higher, respectively, and the three months liquidity ratio to be 80% or higher.

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

To effectively manage operational risk, we have established group-wide operational risk management policies and standardized management criteria. Each of our subsidiaries develops and maintains an operational risk management system, taking into account the size and complexity of each subsidiary. To ensure an appropriate level of operational risk management, we set operational risk limits for each subsidiary and regularly report the status of limit utilization to our Risk Management Committee.

Additionally, we have established and are currently implementing the following procedures for identifying and reporting operational risks:

(a) Recognition and Measurement: We proactively identify and manage the operational risks inherent in our business, taking into account factors such as scale and complexity.

(b) Monitoring and Control: To effectively manage operational risks within appropriate levels, we conduct regular monitoring. Our management identifies, monitors and controls the operational risks associated with individual business units through the risk management meetings conducted by our holding company.

(c) Reporting: In accordance with regulations and guidelines pertaining to operational risks, we report our operational risk management activities periodically, as well as when any significant operational risk management activities arise, to the Group Risk Management Committee.

We have established a three-tier control system which we refer to as the three lines of defense:

(a) Business Units: Responsibilities are assigned to identify, evaluate and manage the operational risks inherent in products, sales activities, operations, and systems to ensure effective overall operational risk management.

(b) Operational Risk Management Division: This division is responsible for developing strategies to identify, assess, control and mitigate operational risks.

(c) Internal Audit: An independent review is conducted to ensure that the operational risk management activities of the business units and the operational risk management division are executed effectively.

In accordance with our operational risk management policy, our subsidiaries periodically report to our management and board of directors the status of operational risk management, including self-assessments of risk controls, key risk indicators, operational risk loss events, ICT risks and third-party outsourcing risks, reflecting the unique characteristics and risk levels of each subsidiary. Additionally, we have calculated operational risk-weighted assets using the Basel III standard method, based on operational risk loss data for incidents with net losses exceeding 25 million won that have occurred during the past ten years. An independent verification department conducts an annual review of the appropriateness of such loss data.

Every six months, based on our assessment of risk profile considering the scale and complexity of our subsidiaries, we designate significant operational risks identified as “Top Operational Risks”. In order to improve our risk management and mitigate these operational risks, we develop and implement measures including policies for the assessment of key risk indicators and risk control measures.

Additionally, we have implemented strategies to mitigate certain operational risks by subscribing to various insurance policies, such as comprehensive financial institution insurance and electronic financial transaction liability insurance. We monitor the effectiveness of our operational risk mitigation efforts through regular reports to our management and board of directors. Furthermore, in the event of significant operational risk loss incidents, we identify improvement measures through Top Operational Risk assessments to enhance and strengthen our operational risk management system.

We set internal capital limits for operational risks taking into account our risk appetite and monitor to ensure that internal capital is being managed within appropriate limits. We also conduct periodic stress tests to ensure we maintain sufficient capital to withstand potential volatility in and changes to economic forecasts.

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

Shinhan Bank

In order to strengthen risk management of its overseas subsidiaries and effectively comply with local and domestic regulations, Shinhan Bank is in the process of laying out a global risk management system network, which records the risk data of its overseas subsidiaries. Shinhan Bank seeks to leverage the development of this system for further overseas expansion and stable growth of existing overseas subsidiaries. To date, Shinhan Bank has completed the development of this system for several of its overseas subsidiaries, including Japan, China, and Vietnam. Shinhan Bank plans to continue expanding this system to its other overseas subsidiaries.

Shinhan Bank has also developed a system to calculate market risk capital requirements for Basel III. The bank has received approval for such system from the Financial Supervisory Service and has been implemented since 2023.

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

In addition, in 2013, Shinhan Bank obtained approval from the Financial Supervisory Service to use an internal evaluation model with respect to Basel II credit risks related to Shinhan Bank’s retail and SOHO exposures. In 2016, Shinhan Bank developed a new internal evaluation model and obtained approval from the Financial Supervisory Service to use the new model with respect to Basel II credit risks related to Shinhan Bank’s retail exposures. In addition, Shinhan Bank received another approval in 2016 for LGD data processing using the AIRB approach in order to reflect changes in economic conditions such as prolonged recovery periods and low interest rates, and the newly approved LGD data processing will replace existing LGD data processing for both retail and SOHO exposures. In 2023, Shinhan Bank further upgraded the internal evaluation model for Bank’s retail and SOHO exposures and obtained approval from the Financial Supervisory Service to replace the existing model.

Shinhan Bank also upgraded the asset and liability management system in 2012 in order to timely comply with Basel III, IFRS and other regulatory requirements as well as to upgrade the quality of risk-related data. In 2014, Shinhan Bank upgraded the liquidity coverage ratio and net stable funding ratio systems under Basel III in order to facilitate daily measurement and efficient management.

Following the introduction of the new standard approach for operational risk capital measurement and the Principles for the Sound Management of Operational Risk (PSMOR) in the Basel III framework, Shinhan Bank has re-established the operational risk management system in order to further enhance its operational risk management capabilities.

Shinhan Card

In 2012, Shinhan Card completed further upgrades to its credit risk measurement system in satisfaction of the Basel II standards, as well as other regulatory requirements and internal needs in order to address the ongoing volatility in the economic and regulatory environment. In December 2016, Shinhan Card obtained approval from the Financial Supervisory Service to use a new internal evaluation model with respect to Basel III credit risks related to its retail and SOHO exposures. In 2024, in response to the enhanced regulations on operational risk set forth by supervisory authorities, we reorganized the operational risk management system to clarify the roles of each organization. We also upgraded related management methods, including operational risk measurement, key risk indicators and risk and control self-assessments.

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

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act (last amended on September 14, 2023, Law No. 19700). In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

A financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act (hereinafter, the “bank holding company”) is required to maintain a minimum consolidated equity capital ratio of 12.5%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on the Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital, Tier II capital, and Tier III capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

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

The Act on Corporate Governance of Financial Companies

The Act on Corporate Governance of Financial Companies came into effect as of August 1, 2016. The Act was enacted to address calls for strengthened regulations on corporate governance of financial companies and to serve as a uniform regulation on corporate governance matters applicable to all financial companies in place of the separate regulations for each sector that existed. The Act contains several key measures, including, but not limited, to (i) condition of eligibility of officers of financial companies and standards for determining whether financial companies’ officers may hold concurrent positions in other companies, (ii) standards for composition and operation of board of directors, (iii) standards for establishment, composition and operation of committees of the board of directors, (iv) internal control, risk management and responsibilities map (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations for rights of minority shareholders of financial companies.

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

Furthermore, as Basel III was adopted and is being implemented in stages in Korea since December 1, 2013, all banks in Korea are required to meet minimum ratios of common stock capital (less any capital deductions) and core capital (less any capital deductions) to risk-weighted assets as set out in the Regulation on the Supervision of the Banking Business. The required minimum ratio of common stock capital (less any capital deductions) to risk-weighted assets is 4.5%, and the required minimum ratio of core capital (less any capital deductions) to risk-weighted assets is 6.0%. Capital conservation buffer requirements have also been phased in from January 1, 2016, and accordingly, since January 1, 2019, commercial banks in Korea have been required to maintain a capital conservation buffer of 2.5%.

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

Pursuant to the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Since January 1, 2019, the Financial Services Commission has required domestic systemically important banks to maintain an additional capital buffer of 1.00%, and we and Shinhan Bank have each been designated by the Financial Services Commission since July 2021 as a domestic systemically important bank holding company and domestic systemically important bank, respectively. Accordingly, we and Shinhan Bank are subject to this additional capital buffer of 1.00%. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a level of countercyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. As announced by the Financial Services Commission in May 2023, banks and their holding companies, including us and Shinhan Bank, have been required to accumulate a counter-cyclical capital buffer of 1.00% since May 1, 2024. The Financial Services Commission also announced in September 2024 the introduction of a stress buffer capital regulation, which may require banks and their holding companies to accumulate up to 2.5% of additional capital (in addition to, and separate from, the aforementioned minimum capital ratios) depending on the results of stress testing and evaluation of risk management status by the Financial Supervisory Service. On December 19, 2024, the Financial Services Commission announced that the introduction of the stress buffer capital regulation will be delayed until at least the second half of 2025 and that the timing and other details of implementing the stress buffer capital regulation will be determined during 2025.

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

Although the liquidity coverage ratio requirement was temporarily lowered during the COVID-19 pandemic, the liquidity coverage ratio requirement has been restored to 100% since January 1, 2025.

The Monetary Policy Committee of the Bank of Korea is authorized to fix and alter minimum reserve requirements that banks must maintain against their deposit liabilities. The current minimum reserve ratio is 7.0% of average balances for Won-denominated demand deposits outstanding, 0.0% of average balances for Won-denominated long-term housing savings deposits and employee asset establishment savings deposits outstanding and 2.0% of average balances for Won-denominated time and savings deposits, mutual installments, housing installments and certificates of deposit outstanding. For foreign currency deposit liabilities, a 2.0% minimum reserve ratio is applied to time deposits with a maturity of one month or longer, certificates of deposit with a maturity of 30 days or longer, and savings deposits with a maturity of six months or longer and a 7.0% minimum reserve ratio is applied to other deposits, while a 1.0% minimum reserve ratio is applied for offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea as well as foreign currency certificates of deposit held by account holders of such offshore accounts, immigrant accounts and resident accounts opened by financial institutions (excluding bank holding companies) and the Export-Import Bank of Korea.

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business requires banks with Won-denominated loans of not less than ~~W~~4 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans are weighed differently, with retail loans subject to a multiple of 115% and corporate loans (excluding loans to SOHOs) subject to a multiple of 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In response to the COVID-19 pandemic, on April 20, 2020, the Financial Services Commission announced a series of measures to temporarily ease the regulations on loan-to-deposit ratio. This temporary measure ended in June 2023, and a loan-to-deposit ratio requirement of 100% has applied since July 2023. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2024 was 95.8%, based on monthly average balances.

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

In December 2023, as a measure to help prevent excessive household debt, the Financial Services Commission introduced the “stress debt service ratio” system for floating rate loans, mixed rate loans (loans where a fixed interest rate shifts to a floating interest rate after a certain period of time), and periodic loans (loans where a fixed interest rate is adjusted periodically). The “stress debt service ratio” system imposes a certain level of interest rate spread (a stress rate) when calculating the debt service ratio, taking into consideration the possibility that a borrower of a floating rate loan may be subject to an increased burden when repaying principal and interest if the interest rate were to increase during the loan period. The “stress debt service ratio” system was initially applied beginning February 26, 2024 to mortgage loans in the banking sector. Since September 1, 2024, the application of the “stress debt service ratio” system was expanded to mortgage loans across all financial institutions as well as credit facilities in the banking sector. The application of the “stress debt service ratio” system is expected to further expand to mortgage loans, credit facilities and other loans across all financial institutions beginning July 2025.

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

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. Under current rules, the Korea Deposit Insurance Corporation insures only up to a total of ~~W~~50 million per an individual for deposits and interest in a single financial institution, regardless of when the deposits were made and the size of the deposits, although such limit was increased to ~~W~~100 million through an amendment to the Depositor Protection Act of Korea in December 2024 which is expected to become effective sometime during 2025.

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

Restrictions on Funding

Under the Specialized Credit Financial Business Act, a credit card company may raise funds using only the following methods: (i) borrowing from financial institutions, (ii) issuing corporate debentures or notes,

(iii) selling securities held by the credit card company, (iv) transferring claims held by the credit card company, (v) borrowing and issuing foreign currency securities after registering itself as a foreign exchange business institutions under the Foreign Exchange Transactions Law, (vi) transferring claims held by the credit card company in connection with its businesses, (vii) issuing securities backed by the claims held by the credit card company relating to its businesses, or (viii) issuing securities backed by the claims held by the credit card company relating to its ancillary businesses determined by the Financial Services Commission.

Furthermore, a credit card company may borrow funds from offshore or issue foreign currency denominated securities once it is registered as a foreign exchange business institution with the Minister of the Ministry of Strategy and Finance.

A credit card company must ensure that its total asset does not exceed eight times the amount of its equity capital. However, if the credit card company cannot comply with such limit due to the occurrence of unavoidable events such as drastic changes in the domestic and global financial markets, such limit of its total assets compared to the equity capital may be adjusted by a resolution of the Financial Services Commission. A non-credit card company must ensure that its total asset does not exceed eight times the amount of its equity capital, from January 1, 2025.

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

In addition, a credit card company or a licensed bank engaged in the credit card business, as the case may be, may not engage in the following methods of soliciting credit card holders: (i) providing economic benefits or conditioning such benefits in excess of 100% of the annual credit card fee (in the case of credit cards with annual fees that are less than the average amount of annual fees charged by major credit cards in Korea, the annual fee will be deemed to be equal to such average annual fee) in connection with issuance of credit cards; (ii) solicitation on streets and private roads as prescribed under the Road Act and Private Road Act, public place and corridors used by the general public; (iii) solicitation through visits, except those visits made upon prior consent and visits to a business area; (iv) solicitation through pyramid sales methods; and (v) solicitation through the Internet, as further discussed below.

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

Shinhan Bank’s U.S. operations are generally subject to numerous U.S. federal, state and local laws. Legislators and regulators regularly introduce measures or take actions that may modify the regulatory requirements applicable to the financial industry. It is not possible to determine the full extent of any impact on us of any such potential financial reform legislation, or whether any such proposal will become law. We may in the future be subject to enhanced governmental scrutiny and/or increased regulation, including resulting from changes in U.S. executive administration or Congressional leadership.

Shinhan Bank’s U.S. Branch

The Department, as the licensing authority of Shinhan Bank’s U.S. branch, has the authority, in certain circumstances, to take possession of the business and property of Shinhan Bank located in New York. Such circumstances generally include violations of law, unsafe business practices and insolvency. If the Department exercised this authority over the New York branch of Shinhan Bank, all assets of Shinhan Bank located in New York would generally be applied first to satisfy creditors of the New York branch. Any remaining assets would be applied to satisfy creditors of other U.S. offices of Shinhan Bank, after which any residual assets of the New York branch would be returned to the principal office of Shinhan Bank and made available for application pursuant to any Korean insolvency proceeding.

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

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as amended, impacts the financial services industry by addressing, among other issues, systemic risk oversight, bank capital standards, the liquidation of failing systemically important institutions, over-the-counter and cleared derivatives, the ability of banking entities, including non-U.S. banks with branches in the U.S., such as us, to engage in proprietary trading activities and invest in hedge funds and private equity funds (the so-called Volcker Rule), consumer and investor protection, hedge fund registration, securitization, investment advisors, shareholder “say on pay,” the role of credit-rating agencies, and more. The Dodd-Frank Act requires various federal banking and financial regulatory authorities to adopt a broad range of implementing rules and regulations. Such authorities have significant discretion in drafting the implementing rules and regulations.

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

The Economic Growth, Regulatory Relief and Consumer Protection Act (the “Reform Act”), passed in 2018 raised the asset threshold for automatic application of enhanced prudential standards to FBOs under the Dodd-Frank Act from $50 billion in total global consolidated assets to $250 billion. The bill exempted FBOs with total global consolidated assets of less than $100 billion from these enhanced prudential standards effective immediately upon enactment of the bill. In October 2019, the Federal Reserve Board issued a final rule to implement the Reform Act’s changes to the application of enhanced prudential standards with respect to U.S. bank holding companies and FBOs (the “EPS Tailoring Rule”). The EPS Tailoring Rule delineates three categories of enhanced prudential standards (“EPS categories”) applicable to FBOs based on an FBO’s asset size and other factors such as the degree of the cross-jurisdictional activity, reliance on short-term wholesale funding, nonbank assets, and off-balance sheet exposures of an FBO’s U.S. operations. The EPS Tailoring Rule generally determines the stringency of enhanced prudential standards applicable to FBOs based on the risk profile of the FBO’s U.S. operations, rather than its global footprint, with most enhanced prudential standards applying only to FBOs with combined U.S. assets of at least $100 billion. FBOs with global assets of $100 billion or more and a relatively limited U.S. presence, such as us, are subject to certain minimum standards under the EPS Tailoring Rule, with the Federal Reserve Board relying primarily on compliance with comparable home-country prudential standards with respect to such FBOs.

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

In order for Shinhan Bank America to be classified as “adequately capitalized” under FDICIA’s prompt corrective action standards, which is necessary in order for Shinhan Bank America to avoid certain restrictions under FDICIA, it must maintain a minimum 4% Tier I leverage ratio, a 4.5% common equity Tier I capital ratio, a 6% Tier I risk-based capital ratio and an 8% total risk-based capital ratio.

As of December 31, 2024, Shinhan Bank America exceeded all of the capital ratio standards for a well-capitalized bank with a Tier I leverage ratio of 10.10%, a common equity Tier I risk-based capital ratio of 15.24%, a Tier I risk-based capital ratio of 15.24% and a total risk-based capital ratio of 16.18%.

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

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities. On June 12, 2017, Shinhan Bank America entered into a consent order with the FDIC with respect to certain weaknesses relating to its anti-money laundering compliance program. On October 13, 2022, the FDIC issued an Amended and Restated Consent Order (the “2022 Consent Order”) requiring additional corrective action to address the remaining deficiencies and weaknesses identified in Shinhan Bank America’s AML program. Shinhan Bank America also entered into a Memorandum of Understanding with NYDFS in May 2020 (the “2020 NYDFS MOU”) to address deficiencies in Shinhan Bank America’s BSA/AML compliance program and its internal audit function, which required Shinhan Bank America to, among other things, submit written reports detailing its remediation of these deficiencies. On May 14, 2021, the NYDFS notified Shinhan Bank America that it was in material breach of the 2020 NYDFS MOU. On September 29, 2023, Shinhan Bank America entered into a Consent Order (the “2023 FinCEN Order”) with the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) under which FinCEN determined that Shinhan Bank America committed willful violations of the Bank Secrecy Act and its implementing regulations during the relevant time period (April 2016, through March 2021). Under the 2023 FinCEN Order, FinCEN assessed a civil money penalty of $15 million against Shinhan Bank America. Also on September 29, 2023, the FDIC assessed a civil money penalty of $5 million against Shinhan Bank America (payment of which was credited against the civil money penalty assessed under the 2023 FinCEN Order), and the NYDFS entered into a consent order (“NYDFS Consent Order”) and assessed a civil money penalty of $10 million against Shinhan Bank America (resulting in a total amount of $25 million of civil money penalties). As of December 31, 2024, Shinhan Bank America has paid all civil money penalties due to the respective regulatory agencies. In addition to the $10 million civil money penalty to New York State, Shinhan Bank America was required under the NYDFS Consent Order to create a written plan, acceptable to the NYDFS, detailing enhancements to compliance policies and procedures, suspicious activity monitoring and reporting, and customer due diligence requirements. Shinhan Bank America continues to take corrective measures to improve its anti-money laundering program and system, consistent with its written plan to NYDFS.

Under the New York State Banking Law, the Department may issue an order to a New York-chartered banking institution to appear and explain an apparent violation of law to discontinue unauthorized or unsafe practices and to keep prescribed books and accounts. Upon a finding by the Department that any director, trustee or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Department to discontinue such practices, such director, trustee or officer may be removed from office by the Department after notice and an opportunity to be heard. The Department also may take possession of a banking organization under specified statutory criteria.

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

Extraordinary growth in insured deposits during the first and second quarters of 2020 caused the Reserve Ratio to decline below the statutory minimum of 1.35%, resulting in the FDIC establishing a restoration plan on September 15, 2020. The plan contemplates the Reserve Ratio returning to 1.35% within 8 years. In October 2022, the FDIC adopted a final rule, applicable to all insured depository institutions, to increase the initial base deposit insurance assessment rates uniformly by 2%, beginning in the first quarterly assessment period of 2023. The rate increase is intended to increase the likelihood that the Reserve Ratio reaches the statutory minimum of 1.35% by September 30, 2028. The new assessment rates will remain in effect unless and until the Reserve Ratio meets or exceeds the FIDC’s long-term goal of a 2% Reserve Ratio. Progressively lower assessment rate schedules will take effect when the Reserve Ratio reaches 2%, and again when it reaches 2.5%.

In connection with the FDIC’s resolution of Silicon Valley Bank and Signature Bank in March 2023, U.S. government agencies invoked the “systemic risk exception” which extended FDIC insurance to depositors of the failed banks with deposits above the US$250,000 insurance limit. In order to recover the cost associated with protecting such uninsured depositors, the FDIC adopted a final rule in November 2023 to implement a special assessment of approximately 13.4 basis points (0.134%) of a banking organization’s estimated uninsured deposits reported as of December 31, 2022, excluding the first $5 billion of the combined banking organization’s estimated uninsured deposits. The special assessment is due over an initial eight quarterly periods which may be extended by the FDIC based on changes to its projected loss estimates. Based on the terms of the FDIC’s final rule, Shinhan Bank America is not subject to a special assessment on its uninsured deposits based on its amount of uninsured deposits reported for the December 31, 2022 reporting period. If bank failures in the future are more costly than the FDIC currently anticipates, then the FDIC may be required to continue to impose higher insurance premiums or additional special assessments. Any such increase or special assessment would increase Shinhan Bank America’s non-interest expense.

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

Brokered Deposits. Under federal law and applicable regulations, (i) a well-capitalized bank may solicit and accept, renew or roll over any brokered deposit without restriction, (ii) an adequately capitalized bank may not accept, renew or roll over any brokered deposit unless it has applied for and been granted a waiver of this prohibition by the FDIC and (iii) an undercapitalized bank may not accept, renew or roll over any brokered deposit. A bank that is less than well capitalized may not solicit deposits by offering a rate of interest that exceeds by more than 75 basis points the “national rate” (as published by the FDIC) (or, if higher, certain other national reference rates), except that, subject to certain criteria, such a bank may offer deposit interest rates up to a “local market rate cap” (determined by reference to the prevailing interest rates on insured deposits of comparable maturity in such institution’s normal market area or in the market area in which such deposits are being solicited). The term “undercapitalized insured depository institution” is defined to mean any insured depository institution that fails to meet the minimum regulatory capital requirement prescribed by its appropriate federal banking agency. The FDIC may, on a case-by-case basis and upon application by an adequately capitalized insured depository institution, waive the restriction on brokered deposits upon a finding that the acceptance of brokered deposits does not constitute an unsafe or unsound practice with respect to such institution. In June 2024, the FDIC proposed rules that would amend aspects of the FDIC’s brokered deposit regulations. Among other things, the proposed changes eliminate certain exceptions to the FDIC’s definition of “deposit broker.” It is unclear if the proposed rules will be finalized and, if so, the extent to which the final rules will differ from the proposal. Accordingly, the impact of any amendments to the FDIC’s brokered deposit regulations on Shinhan Bank America’s operations is uncertain. Shinhan Bank America had an aggregate amount of US$10 million of brokered deposits outstanding as of December 31, 2024.

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

The CRA requires FDIC insured banks to define the assessment areas that they serve, identify the credit needs of those assessment areas and take actions that respond to the credit needs of the community. The FDIC must conduct regular CRA examinations of Shinhan Bank America and assign it a CRA rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance.” Shinhan Bank America is also subject to provisions of the New York State Banking Law which impose similar obligations to serve the credit needs of its assessment areas. The Department and the FDIC each periodically assess a bank’s compliance and make such assessments available to the public. Federal and New York State laws both require consideration of these ratings when regulatory agencies review a bank’s application to engage in certain transactions, including mergers, asset purchases and the establishment of branch offices. A negative assessment may serve as a basis for the denial of any such application. Shinhan Bank America has received “satisfactory” ratings from both the Department and the FDIC in its most recent CRA performance evaluation.

In October 2023, the FDIC and other federal regulatory agencies finalized comprehensive amendments to the CRA regulatory framework. The amendments will be effective as of January 1, 2026. Among other things, the amendments are intended to reflect changes in the banking industry, including the expanded role of mobile and online banking and to tailor performance standards to account for differences in bank size, business models and local conditions. The ultimate consequences of the CRA amendments remain uncertain. It also remains unclear whether any other particular legislative or regulatory proposals will be enacted or adopted concerning CRA requirements applicable to us. Such regulatory developments may impact the ability of Shinhan Bank America to achieve “satisfactory” CRA performance ratings.

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

Loans to affiliates must be secured by collateral with a value that depends on the nature of the collateral. The purchase of low-quality assets from affiliates is generally prohibited. Loans and asset purchases with affiliates must be on terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the institution as those prevailing at the time for comparable transactions with nonaffiliated companies. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards that in good faith would be offered to or would apply to nonaffiliated companies. Shinhan Bank America’s authority to extend credit to executive officers, directors and 10% shareholders, as well as entities controlled by such persons, is governed by Regulation O of the Federal Reserve Board. Regulation O generally requires such loans to be made on terms substantially similar to those offered to unaffiliated individuals (except for preferential loans made in accordance with broad based employee benefit plans), places limits on the amount of loans Shinhan Bank America may make to such persons based, in part, on Shinhan Bank America’s capital position, and requires certain approval procedures to be followed.

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

We currently have 15 direct and 33 indirect significant subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Shinhan Financial Group

- **SHINHAN BANK (100.0%)**
  - SHINHAN BANK VIETMAN LTD. (100%)
  - SHINHAN BANK AMERICA (100%)
  - SHINHAN BANK EUROPE GmbH (100%)
  - SHINHAN BANK(CAMBODIA) PLC. (97.50%)
  - SHINHAN BANK JAPAN (100%)
    - SBJ DNX (100%)
  - SHINHAN BANK KAZAKHSTAN (100%)
  - SHINHAN BANK CHINA LIMITED (100%)
  - SHINHAN BANK CANADA (100%)
  - BANCO SHINHAN DE MEXICO (99.99%)
  - PT BANK SHINHAN INDONESIA (99.00%)
- **JEJU BANK (75.31%)**
- **SHINHAN FUND PARTNERS (99.79%)**
- **SHINHAN CAPITAL (100%)**
  - SHINHAN-WE VENTURE DEBT FUND (34.48%)
- **SHC MANAGEMENT (100%)** Note)
- **SHINHAN SAVINGS BANK (100%)**
- **SHINHAN ASSET TRUST (100%)**
- **SHINHAN DS (100%)**
  - SHINHAN DS VIETNAM CO. LTD (100%)
- **SHINHAN SECURITIES (100%)**
  - SHINHAN SECURITIES NEW YORK (100%)
  - SHINHAN SECURITIES HONG KONG (100%)
  - SHINHAN SECURITIES VIETNAM CO., LTD (100%)
  - PT SHINHAN SECURITIES INDONESIA (98.99%)
  - SHINHAN PRAXIS K-GROWTH GLOBAL PEF (14.15%)
  - SHINHAN SKS PEF (9.59%)
  - SHINHAN SMILEGATE GLOBAL PEF I (10.00%)
- **SHINHAN REITs MANAGEMENT (100%)**
- **SHINHAN CARD (100%)**
  - SHINHAN CREDIT INFORMATION (100%)
  - LLP MFO SHINHAN FINANCE (75.00%)
  - PT SHINHAN INDO FINANCE (76.33%)
  - SHINHAN MICROFINANCE CO., LTD. (100%)
  - SHINHAN VIETNAM FINANCE COMPANY (100%)
- **SHINHAN ASSET MANAGEMENT (100%)**
  - SHINHAN PRIVATE EQUITY FUND 2ND (66.30%)
  - JS SHINHAN PRIVATE EQUITY FUND (0.06%)
  - SHINHAN NAUTIC PRIVATE EQUITY FUND I (9.23%)
- **SHINHAN LIFE (100%)**
  - SHINHAN FINANCIAL PLUS (100%)
  - SHINHAN LIFE INSURANCE VIETMAN LLC (100%)
  - SHINHAN LIFECARE(100%)
- **SHINHAN VENTURE INVESTMENT (100%)**
  - NEOPLUX 3RD PEF (10.00%)
  - SHINHAN RIO GREEN PRIVATE EQUITY FUND (0.38%)
- **SHINHAN EZ GENERAL INSURANCE (91.72%)**

Note) SHC MANAGEMENT is the former liquidation entity of SHINHAN CARD and is currently undergoing the liquidation process

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Bank (Cambodia) PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Vietnam Finance Company Ltd. (incorporated in Vietnam);

•	Shinhan Investment America Inc. (incorporated in the United States);

•	Shinhan Investment Asia Ltd. (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan Life Insurance Vietnam LLC (incorporated in Vietnam);

•	Shinhan DS Vietnam Co. Limited (incorporated in Vietnam); and

•	SBJ DNX (incorporated in Japan).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Card headquarters	100, Eulji-ro, Jung-gu, Seoul, Korea 04551	65,774	4,634
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2024, Shinhan Bank had a countrywide network of 693 branches. Approximately 20% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2024, Jeju Bank had 31 branches of which we own 13 of the buildings in which the facilities are located, representing 41.9% of its total branches. Lease terms are generally between one to two years and seldom exceed five years.

As of December 31, 2024, Shinhan Card had 44 branches, including its headquarters, all but two of which were leased. Lease terms are generally between one to two years. As of December 31, 2024, Shinhan Securities had a nationwide network of 66 branches of which we own four of the buildings. As of December 31, 2024, Shinhan Life Insurance had 204 branches, which we lease for a term of generally one to two years.

The net book value of all the properties owned by us on December 31, 2024 was ~~W~~2,767 billion. We do not own any material properties outside of Korea.

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

In 2023, the average volume of retail loans decreased by 2.0% from 2022, primarily as a result of a decrease in household credit loans (particularly general fund lump-sum repayment loans) and collective loans. In 2023, the average volume of corporate loans increased by 4.5% from 2022, primarily as a result of an increase in corporate credit loans (particularly working capital loans and loans for equipment).

In 2024, the average volume of retail loans increased by 4.1% from 2023, primarily as a result of a decline in market interest rates and an increase in real estate prices, particularly in the Seoul metropolitan area, which resulted in an increase in mortgage loans. In 2024, the average volume of corporate loans increased by 9.3% from 2023, primarily as a result of an increase in demand for funds, including working capital.

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

From 2023 to 2024, both the average yield on interest-earning assets and the average rate on interest-bearing liabilities decreased, primarily as a result of the impact of the two base interest rate reductions by the Bank of Korea in 2024. The average balance increased for both interest-earning assets and interest-bearing liabilities. Shinhan Bank’s net interest income increased by 5.2% from ~~W~~8,403 billion in 2023 to ~~W~~8,837 billion in 2024. Net interest income after provision for loan losses amounted to ~~W~~7,575 billion and ~~W~~8,430 billion in 2023 and 2024, respectively. Shinhan Bank’s operating income increased by 22.0% from ~~W~~4,147 billion in 2023 to ~~W~~5,059 billion in 2024.

As for Shinhan Card, its operating revenue is largely dependent on transaction volume and less sensitive to interest rate movements than our banking business, since merchant fees (representing a fixed percentage of a credit card purchase amount) provide a stable source of income and our credit card business enjoys more diversified sources of funding, including commercial paper, corporate debentures (which have maturities longer than most bank deposit products) and asset-backed securitizations. The credit card transaction volume is largely dependent on the overall trends of the general Korean economy, such as general consumer spending patterns in

Korea. Shinhan Card’s operating revenues increased by 14.8% from ~~W~~5,379 billion in 2023 to ~~W~~6,173 billion in 2024, largely due to an increase in gains on hedging activities resulting from the strengthening of the U.S. Dollar against Korean Won, along with a rise in the volume of derivative transactions. In addition, interest income increased by 5.0% from ~~W~~2,841 billion in 2023 to ~~W~~2,984 billion in 2024, primarily as a result of an increase in interest income on loans at amortized cost, including credit card loans and installment finance loans, driven by higher interest rates applied to installment credit sales compared to 2023, as well as efforts to expand the credit card business of Shinhan Card, which resulted in an increase in the average balance of loans at amortized cost and related interest income.

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2024 and our current outlook for 2025 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2025.

Trends in the Korean Economy

In 2024, the global economy experienced moderate growth as the downturn in the manufacturing sector somewhat eased, while the service sector continued its solid performance. Additionally, a disinflationary trend persisted across major economies, and the rate-cutting stance of global central banks became increasingly pronounced. In the U.S., the economy demonstrated robust growth driven by consumer spending, significantly outpacing other regions, which contributed to a strong dollar and rising U.S. stock markets. However, as the year progressed, uncertainties regarding policies following the U.S. presidential election increased, leading to heightened volatility in financial markets. In 2025, the global economy may face downward pressure due to deteriorating global trade conditions amidst the reciprocal tariffs policy of the Trump administration, including tariffs and resulting trade conflicts, along with increased uncertainty in global financial markets.

Korea’s GDP increased by 2.0% in 2024, an increase from 1.4% in 2023, driven by a significant rise in exports, despite sluggish private consumption and construction investment. Exports, especially in IT-related sectors such as semiconductors and ships, reached record highs, demonstrating substantial growth. The Bank of Korea has lowered its GDP growth forecast for 2025 to 1.5%, and the Korean economy is expected to experience sluggishness in both exports and domestic demand, primarily due to deteriorating trade conditions stemming from the reciprocal tariffs policy of the Trump administration, including tariffs and resulting trade conflicts and ongoing political uncertainties, both domestically and internationally.

Korea’s consumer prices have shown some signs of stability in 2024, and the Bank of Korea has lowered interest rates two times in the fourth quarter of 2024, bringing the year-end base interest rate to 3%. The U.S. Federal Reserve is expected to adopt a cautious approach to base interest rate cuts due to concerns over persistent inflation in the U.S. The monetary policies of the Bank of Korea and the U.S. Federal Reserve remain uncertain and subject to change depending on shifts in the domestic and international political environment.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

Since the global financial crisis in 2008, the asset size of Korean commercial banks has consistently grown year over year, including in 2024. In 2024, commercial banks in Korea faced challenges due to rising loan delinquency rates, particularly in the small- and medium-sized enterprises and retail loans sectors, primarily as a result of increased uncertainty in the financial sectors.

With concerns over a domestic economic slowdown and a sluggish real estate market, the outlook for commercial banks in 2025 remains challenging. We expect demand for corporate loans to remain relatively strong as companies try to diversify their funding strategies amid financial market uncertainties, but demand for retail loans are expected to slow down due to a variety of factors, including continuation of relatively high levels of inflation, volatility in the base interest rate and the Government’s continuing policies to control growth of household debt by regulating household mortgage and credit loans. Net interest margin may gradually decline, particularly if the Bank of Korea continues its monetary easing policy and lowers the base interest rate more than expected during 2025. In response to market volatility and increased risk of defaults on loan payments, particularly for loans to small- and medium-sized enterprises and to real estate project financings, many Korean commercial banks have preemptively set aside loan loss provisions to improve their resilience. However, if the trend of increasing loan loss provisions continues, it may have adverse effects on Korean commercial banks’ asset quality and capacity to supply new loans. For further details, see “Item 3.D. Risk Factors — Risks Relating to Our Banking Business — We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.” Competition among banks, shadow banking financial institutions and fintech firms is expected to further intensify due to the accelerated transition to digital platforms and contactless financial services. We believe that strengthening risk management capabilities has continued to be increasingly important and have a direct impact on the financial performance of commercial banks in Korea.

Credit Cards

In 2024, credit card companies continued to operate amid political uncertainties, prolonged high levels of inflation, high interest rates, and weakened household purchasing power. These factors contributed to sluggish domestic demand and a slowdown in economic growth. Amidst these challenges, Korean credit card businesses aimed to enhance their profitability by targeting key overseas payment segments and transportation markets, as well as rolling out new private label credit cards in partnership with various brands and implementing specialized marketing efforts aimed at senior and youth demographics.

In 2025, the Korean credit card industry is expected to encounter further challenges despite certain measures that may be implemented such as a reduction in benchmark interest rates. Uncertainties surrounding U.S. President Donald Trump’s second administration, fluctuating foreign exchange rates, and a continued slowdown in the Chinese economy may lead to slower growth or a decline in levels of domestic consumption. Furthermore, competition may intensify as new entrants from other industries seek to establish a presence in the payments market. In response, credit card companies will need to develop strategies to optimize their business portfolios, enhance capital efficiency, streamline resources across personnel and channels, and pursue higher returns from emerging areas such as global operations and fee-based services.

Securities

The Korean securities industry is currently undergoing a transformation, expanding its business model from a traditional capital intermediary to a capital provider. Unlike in the past, when revenue was primarily generated through commissions in the brokerage sector, there is now a concerted effort to minimize the impact of trading volumes on the stock market by diversifying revenue streams within the investment banking sector. In the case of corporate finance at securities firms, there is an increasing emphasis on structured finance operations, including acquisition financing and overseas real estate investments, in addition to the traditional corporate finance sector. With financial authorities implementing policies to revitalize corporate finance and the presence of abundant liquidity, the profitability of securities firms in corporate finance is expected to become even more pronounced.

In 2024, despite market volatility, the Korean securities industry showed resilience in profitability, supported by the capital securities firms have accumulated over time, including during the COVID-19 pandemic. The general increase in operating funds allowed the securities industry to increase operating profit and secure recurring profits. Additionally, recognizing less one-time provisions and evaluation losses related to domestic real estate project financing and overseas alternative assets compared to previous years contributed to the profitability of the industry in 2024.

In 2025, a challenging business environment is expected to persist due to market uncertainties and intensified competition. Factors such as increased trading volume in overseas stock markets, or additional base interest rate cuts, if they were to occur, would likely create additional opportunities for profits for securities firms. Meanwhile, the implementation of the final Basel III guidelines may prompt bank-affiliated securities firms to exercise caution in increasing credit risk-weighted assets in order to comply with capital regulations, which may gradually transform the competitive landscape of the domestic securities industry.

Life Insurance

In 2024, the life insurance industry’s overall profitability experienced continued pressure, due to aging population and low birthrates, slowing growth of the Korean economy, competition against tech companies who have been expanding into the life insurance market and volatility in the financial markets. Risk management and underwriting (risk takeover) capability became increasingly important factors in life insurance companies’ ability to strategically reduce business expenses. In addition, the demand for health insurance products and retirement pension insurance increased steadily, and as a result sales channels, products, and digital-based competitiveness have become increasingly important.

In 2025, major changes due to the implementation of IFRS 17 and K-ICS (requiring insurance companies to apply market price valuation to their assets and liabilities in calculating capital requirement ratios in line with the new IFRS 17 accounting standards), which contributed to increased volatility in insurance companies’ profits and losses and capital ratios, are expected to intensify competition to expand offerings of protection insurance products. As the line between financial and non-financial sectors become blurry and the life insurance market matures, we expect overall growth potential for the industry to be limited and the importance of developing differentiated products and services tailored to customers’ individualized needs and expanding digital-based customer services to become increasingly important.

Credit

In 2024, the unfavorable business environment continued throughout the year, primarily due to a decline in interest income triggered by instability in the real estate market, as well as increased uncertainty following the beginning of U.S. President Trump’s second administration and political issues in Korea. This uncertainty is expected to continue in 2025, which has resulted in downward revisions of economic growth forecasts and increased concerns about potential recession risks in Korea and other advanced economies, and presents challenges in achieving sustainable growth.

Asset Management

In 2025, diversification of investment strategies is expected to continue due to increased difficulty in generating profits from traditional assets as a result of increased interest rate volatility and uncertainties in global financial markets. In particular, direct investment and demand for alternative investment opportunities, such as real estate and alternative assets, is expected grow as investors seek to offset increases in base interest rates with high-yield investment products. In addition, it is expected that interest in retirement pension-linked products will continue to grow, as will online sales. Such growth in alternative investments is expected to offer new opportunities; however, increasing market volatility due to governments’ monetary policies, stricter regulation on private equity activities and increased risk of class action suits from investors may pose additional risks.

The total amount of assets under management by Shinhan Asset Management increased by 11.9% to ~~W~~121.0 trillion as of December 31, 2024 from ~~W~~108.1 trillion as of December 31, 2023, due to overall growth in demand for stocks, bonds and alternative investments. The total amount of discretionary investment contracts increased by 1.3% to ~~W~~60.4 trillion as of December 31, 2024 from ~~W~~59.6 trillion as of December 31, 2023, primarily due to an increase in the volume of contracts with insurance companies. Operating profit increased by 27.7% to ~~W~~45.6 billion in 2024 from ~~W~~35.7 billion in 2023, and net profit increased by 298.9% to

~~W~~107.8 billion in 2024 from ~~W~~27.0 billion in 2023, primarily due to an increase in fees and commission income as a result of an increase in assets under management and an increase in valuation gains on Shinhan Asset Management’s investments.

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

The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance- Based(4)	New COFIX Balance-Based(5)	COFIX New Borrowing-Based(6)
June 30, 2020	2.25	0.85	0.79	1.55	1.26	1.06
December 31, 2020	2.21	0.97	0.66	1.21	0.96	0.90
June 30, 2021	1.97	1.45	0.67	1.02	0.81	0.82
December 31, 2021	2.42	1.80	1.28	1.19	0.94	1.55
June 30, 2022	4.36	3.55	2.02	1.68	1.31	1.98
December 30, 2022	5.23	3.73	3.98	3.19	2.65	4.34
June 30, 2023	4.47	3.60	3.75	3.76	3.14	3.56
December 29, 2023	3.90	3.15	3.83	3.89	3.35	4.00
June 28, 2024	3.66	3.18	3.60	3.74	3.20	3.56
December 31, 2024	3.28	2.60	3.39	3.53	3.07	3.35

Source: Korea Financial Investment Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by the commercial banks that are subject of the COFIX reporting.
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

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and average asset liability ratio, for the years ended December 31, 2022, 2023 and 2024.

	For the Years Ended December 31,
	2022					2023					2024
	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate

	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks(2)
Domestic	~~W~~	8,888	~~W~~	179	2.01%	~~W~~	8,297	~~W~~	337	4.06%	~~W~~	8,172	~~W~~	327	4.00%
Foreign		4,980		104	2.10		5,056		254	5.02		6,664		453	6.81

Total		13,868		283	2.04		13,353		591	4.42		14,836		780	5.26

Loans(3)
Domestic
Retail loans		146,598		5,435	3.71		142,295		6,990	4.91		147,603		6,995	4.74
Corporate loans		186,145		6,882	3.70		195,180		9,886	5.07		213,723		10,430	4.88
Securities purchased with agreements to resell		3,470		56	1.62		2,634		66	2.51		4,502		76	1.68
Other corporate loans		182,675		6,826	3.74		192,546		9,820	5.10		209,221		10,354	4.95
Public and other loans		3,655		133	3.63		4,245		219	5.17		4,986		255	5.11
Loans to banks		2,581		85	3.29		4,322		245	5.67		1,957		137	6.98
Credit card loans		27,143		1,952	7.19		27,673		2,127	7.69		27,688		2,219	8.02
Foreign
Retail loans		10,761		630	5.85		11,844		757	6.39		12,926		790	6.11
Corporate loans		25,747		920	3.57		26,161		1,407	5.38		28,188		1,518	5.38
Securities purchased with agreements to resell		391		17	4.31		32		1	2.39		11		1	11.49
Other corporate loans		25,356		903	3.56		26,129		1,406	5.38		28,177		1,517	5.38
Loans to banks		3,068		70	2.28		2,581		132	5.12		2,362		131	5.53
Credit card loans		227		27	5.85		294		35	12.04		295		36	12.46

Total loans		405,925		16,134	3.97		414,595		21,798	5.26		439,728		22,511	5.12

Securities(4)
Domestic		171,190		3,277	1.91		173,269		4,481	2.59		184,557		5,224	2.83
Foreign		5,477		186	3.40		6,103		335	5.48		7,005		315	4.50

Total		176,667		3,463	1.96		179,372		4,816	2.68		191,562		5,539	2.89

Reinsurance contract assets
Domestic		—		—	—		2		—	5.38		18		2	12.19
Foreign		—		—	—		—		—	—		—		—	—

Total		—		—	—		2		—	5.38		18		2	12.19

Other interest-earning assets
Domestic		—		86	—		—		133	—		—		153	—
Foreign		—		7	—		—		1	—		—		7	—

Total		—		93	—		—		134	—		—		160	—

Total interest-earning assets	~~W~~	596,460	~~W~~	19,973	3.35%	~~W~~	607,322	~~W~~	27,339	4.50%	~~W~~	646,144	~~W~~	28,992	4.49%

	For the Years Ended December 31,
	2022					2023					2024
	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate

	(In billions of Won, except percentages)
Non-interest-earning assets
Cash and due from banks	~~W~~	19,278				~~W~~	18,054				~~W~~	21,745
Derivative assets		6,443					5,679					6,063
Property and equipment and intangible assets		9,716					10,170					10,170
Other non-interest-earning assets		36,386					38,808					40,094

Total non-interest-earning assets	~~W~~	71,823				~~W~~	72,711				~~W~~	78,072

Total assets	~~W~~	668,283	~~W~~	19,973		~~W~~	680,033	~~W~~	27,339		~~W~~	724,216	~~W~~	28,992

Liabilities:
Interest-bearing liabilities
Deposits
Domestic
Demand deposits	~~W~~	60,473	~~W~~	302	0.50%	~~W~~	54,072	~~W~~	582	1.08%	~~W~~	54,926	~~W~~	603	1.10%
Savings deposits		107,430		391	0.36		96,305		801	0.83		97,744		798	0.82
Time deposits		156,022		3,241	2.08		184,472		7,194	3.90		200,499		7,419	3.70
Other deposits		12,293		267	2.17		8,896		348	3.92		7,961		311	3.91
Foreign
Demand deposits		8,066		20	0.24		8,372		44	0.53		8,295		57	0.68
Savings deposits		1,749		40	2.31		877		27	3.10		875		27	3.14
Time deposits		18,340		311	1.70		20,271		640	3.16		25,087		841	3.35
Other deposits		4,766		71	1.49		4,347		155	3.57		3,873		165	4.25

Total interest-bearing deposits		369,139		4,643	1.26		377,612		9,791	2.59		399,260		10,221	2.56

Financial liabilities designated at FVTPL
Domestic		29		1	4.46		182		10	5.38		254		13	5.23
Foreign		—		—	—		—		—	—		—		—	—

Total		29		1	4.46		182		10	5.38		254		13	5.23

Borrowings
Domestic
Securities sold with agreements to repurchases		10,314		203	1.97		12,437		444	3.57		15,773		512	3.24
Other borrowings		28,574		518	1.81		30,675		922	3.01		29,865		849	2.84
Foreign
Securities sold with agreements to repurchases		100		6	5.53		36		3	6.72		3		—	4.07
Other borrowings		10,248		212	2.07		10,169		527	5.19		9,933		501	5.05

Total interest-bearing borrowings		49,236		939	1.91		53,317		1,896	3.56		55,574		1,862	3.35

Debt securities issued
Domestic		80,495		1,893	2.35		75,749		2,722	3.59		86,980		3,388	3.89
Foreign		155		8	5.58		250		13	5.30		425		21	4.91

Total		80,650		1,901	2.36		75,999		2,735	3.60		87,405		3,409	3.90

Insurance contract liabilities
Domestic		48,841		1,672	3.42		46,307		1,705	3.68		49,708		1,685	3.39
Foreign		—		—	—		3		—	—		6		—	1.14

Total		48,841		1,672	3.42		46,310		1,705	3.68		49,714		1,685	3.39

	For the Years Ended December 31,
	2022					2023					2024
	Average Balance(1)		Interest Income/ Expense		Yield /Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield /Rate

	(In billions of Won, except percentages)
Reinsurance contract liabilities
Domestic		65		1	1.41		—		—	—		—		—	—
Foreign		—		—	—		—		—	—		—		—	—

Total		65		1	1.41		—		—	—		—		—	—

Other interest-bearing liabilities
Domestic		6,148		209	3.39		5,911		373	6.31		7,538		389	5.16
Foreign		157		10	6.56		153		11	7.25		189		11	5.85

Total		6,305		219	3.47		6,064		384	6.33		7,727		400	5.18

Total interest-bearing liabilities	~~W~~	554,265	~~W~~	9,376	1.69%	~~W~~	559,484	~~W~~	16,521	2.95%	~~W~~	599,934	~~W~~	17,590	2.93%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	5,495				~~W~~	4,557				~~W~~	4,250
Derivatives liabilities		7,325					6,494					6,112
Other non-interest-bearing liabilities		49,202					53,809					56,208

Total non-interest-bearing liabilities	~~W~~	62,022				~~W~~	64,860				~~W~~	66,570

Total liabilities	~~W~~	616,287	~~W~~	9,376		~~W~~	624,344	~~W~~	16,521		~~W~~	666,504	~~W~~	17,590

Total equity attributable to equity holder of the Group		49,636					52,892					55,059
Non-controlling interests		2,360					2,797					2,653

Total liabilities and equity	~~W~~	668,283	~~W~~	9,376		~~W~~	680,033	~~W~~	16,521		~~W~~	724,216	~~W~~	17,590

Net interest spread(5)					1.66%					1.55%					1.56%
Net interest margin(6)					1.78%					1.78%					1.76%
Average asset liability ratio(7)					107.61%					108.55%					107.70%

Notes:

(1)	Average balances are based on (a) monthly balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2022, 2023 and 2024, consists of due from banks at amortized cost and deposits at fair value through profit or loss.
(3)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed on nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2022, 2023 and 2024, consist of loans at amortized cost and loans at fair value through profit or loss.

(4)

Average balance and yield on securities are based on book value. Securities as of December 31, 2022, 2023 and 2024, consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income and securities at amortized cost.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2024 compared to 2023 and (ii) 2023 compared to 2022. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2023 to 2024 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks
Domestic	~~W~~	(5)	~~W~~	(5)	~~W~~	(10)
Foreign		94		105		199

Total		89		100		189

Loans:
Domestic
Retail loans		256		(251)		5
Corporate loans		914		(370)		544
Public and other loans		38		(2)		36
Loans to banks		(155)		47		(108)
Credit card loans		1		91		92
Foreign
Retail loans		67		(34)		33
Corporate loans		109		2		111
Loans to banks		(12)		11		(1)
Credit card loans		—		1		1

Total loans		1,218		(505)		713

Securities
Domestic		303		440		743
Foreign		46		(66)		(20)

Total		349		374		723

Reinsurance contract assets
Domestic		2		—		2
Foreign		—		—		—

Total		2		—		2

Other interest-earning assets
Domestic		—		20		20
Foreign		—		6		6

Total		—		26		26

Total interest income	~~W~~	1,658	~~W~~	(5)	~~W~~	1,653

	From 2023 to 2024 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest expense
Deposits:
Domestic
Demand deposits	~~W~~	9	~~W~~	12	~~W~~	21
Savings deposits		12		(15)		(3)
Time deposits		605		(380)		225
Other deposits		(37)		—		(37)
Foreign
Demand deposits		—		13		13
Savings deposits		—		—		—
Time deposits		159		42		201
Other deposits		(18)		28		10

Total interest-bearing deposits		730		(300)		430

Financial liabilities designated at FVTPL
Domestic		3		—		3
Foreign		—		—		—
Total		3		—		3
Borrowings
Domestic		78		(83)		(5)
Foreign		(14)		(14)		(28)
Total		64		(97)		(33)
Debt securities issued
Domestic		426		240		666
Foreign		9		(1)		8
Total		435		239		674
Insurance contract liabilities
Domestic		120		(141)		(21)
Foreign		—		—		—
Total		120		(141)		(21)
Reinsurance contract liabilities
Domestic		—		—		—
Foreign		—		—		—

Total		—		—		—

Other interest-bearing liabilities
Domestic		92		(75)		17
Foreign		2		(3)		(1)

Total		94		(78)		16

Total interest expense		1,446		(377)		1,069

Net increase (decrease) in net interest income	~~W~~	212	~~W~~	372	~~W~~	584

	From 2022 to 2023 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks
Domestic	~~W~~	(13)	~~W~~	171	~~W~~	158
Foreign		2		148		150

Total		(11)		319		308

Loans:
Domestic
Retail loans		(164)		1,719		1,555
Corporate loans		348		2,656		3,004
Public and other loans		24		62		86
Loans to banks		77		83		160
Credit card loans		39		136		175
Foreign
Retail loans		66		61		127
Corporate loans		15		472		487
Loans to banks		(12)		74		62
Credit card loans		8		—		8

Total loans		401		5,263		5,664

Securities
Domestic		40		1,164		1,204
Foreign		24		125		149

Total		64		1,289		1,353

Reinsurance contract assets
Domestic		—		—		—
Foreign		—		—		—

Total		—		—		—

Other interest-earning assets
Domestic		—		47		47
Foreign		—		(6)		(6)

Total		—		41		41

Total interest income	~~W~~	454	~~W~~	6,912	~~W~~	7,366

Increase (decrease) in interest expense
Deposits:
Domestic
Demand deposits	~~W~~	(35)	~~W~~	315	~~W~~	280
Savings deposits		(44)		454		410
Time deposits		680		3,273		3,953
Other deposits		(89)		170		81
Foreign
Demand deposits		1		23		24
Savings deposits		(24)		11		(13)
Time deposits		36		293		329
Other deposits		(7)		91		84

Total interest-bearing deposits		518		4,630		5,148

	From 2022 to 2023 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Financial liabilities designated at FVTPL
Domestic		9		—		9
Foreign		—		—		—

Total		9		—		9

Borrowings
Domestic		85		560		645
Foreign		(3)		315		312

Total		82		875		957

Debt securities issued
Domestic		(118)		947		829
Foreign		5		—		5

Total		(113)		947		834

Insurance contract liabilities
Domestic		(89)		122		33
Foreign		—		—		—

Total		(89)		122		33

Reinsurance contract liabilities
Domestic		(1)		—		(1)
Foreign		—		—		—

Total		(1)		—		(1)

Other interest-bearing liabilities
Domestic		(9)		173		164
Foreign		—		1		1

Total		(9)		174		165

Total interest expense		397		6,748		7,145

Net increase (decrease) in net interest income	~~W~~	57	~~W~~	164	~~W~~	221

Profitability Ratios and Other Data

	For the Years Ended December 31,
	2022	2023	2024
	(Percentages)
Profit attributable to the Group as a percentage of:
Average total assets(1)	0.71%	0.66%	0.63%
Average total Group equity(1)	9.58	8.47	8.28
Dividend payout ratio(2)	26.27	28.49	27.75
Net interest spread(3)	1.66	1.55	1.56
Net interest margin(4)	1.78	1.78	1.76
Efficiency ratio(5)	87.33	86.73	89.35
Cost-to-income ratio(6)	43.86	41.38	41.68
Cost-to-average assets ratio(1)(7)	6.57	5.73	6.98
Equity to average asset ratio(1)(8)	7.78	8.19	7.97

Notes:

(1)

Average total assets (including average interest-earning assets), liabilities (including average interest-bearing liabilities) and equity are based on (a) monthly balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

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
(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated as follows:

	For the Years Ended December 31,
	2022		2023		2024
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	43,875	~~W~~	38,984	~~W~~	50,568
Divided by
The sum of net interest income and non-interest income (B)		50,242		44,949		56,597
Net interest income		10,597		10,818		11,402
Non-interest income		39,645		34,131		45,195
Efficiency ratio ((A) as a percentage of (B))		87.33%		86.73%		89.35%

(6)	Represents the ratio of general and administrative expenses to the operating income before general and administrative expenses and provision for credit loss allowance.
(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Represents the ratio of average equity to average total assets.

Results of Operations

2024 Compared to 2023

The following table sets forth, for the periods indicated, the principal components of our operating income.

	For the Years Ended December 31,
	2023		2024		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	10,818	~~W~~	11,402	5.4%
Net fees and commission income		2,647		2,715	2.6
Net other operating expense		(7,364)		(7,658)	4.0

Operating income	~~W~~	6,101	~~W~~	6,459	5.9%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	For the Years Ended December 31
	2023		2024		% Change

	(In billions of Won, except percentages)
Interest income:
Cash and due from bank at amortized cost	~~W~~	591	~~W~~	780	32.0%
Deposits at fair value through profit or loss		—		—	N/M
Securities at fair value through profit or loss		1,396		1,693	21.3
Securities at fair value through other comprehensive income		2,357		2,744	16.4
Securities at amortized cost		1,062		1,102	3.8
Loans at amortized cost		21,677		22,411	3.4
Loans at fair value through profit or loss		121		100	(17.4)
Insurance finance interest income		240		219	(8.8)
Others		135		160	18.5

Total interest income	~~W~~	27,579	~~W~~	29,209	5.9%

Interest expense:
Deposits	~~W~~	9,791	~~W~~	10,221	4.4%
Financial liabilities designated at FVTPL		10		13	30.0
Borrowings		1,896		1,862	(1.8)
Debt securities issued		2,735		3,409	24.6
Insurance finance interest expense		1,945		1,902	(2.2)
Others		384		400	4.2

Total interest expense	~~W~~	16,761	~~W~~	17,807	6.2%

Net interest income	~~W~~	10,818	~~W~~	11,402	5.4%

Net interest margin(1)		1.78%		1.76%

N/M = not meaningful

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income increased by 5.9% to ~~W~~29,209 billion in 2024 from ~~W~~27,579 billion in 2023, primarily due to a 3.3% increase in interest income on loans to ~~W~~22,511 billion in 2024 from ~~W~~21,798 billion in 2023, and, to a lesser extent, a 16.4% increase in interest income on securities at fair value through other comprehensive income to ~~W~~2,744 billion in 2024 from ~~W~~2,357 billion in 2023. Interest income on loans increased primarily due to an increase in average balance of loans by 6.1% to ~~W~~439,728 billion in 2024 from ~~W~~414,595 billion in 2023, which was partially offset by a decrease in the average lending rate of loans to 5.12% in 2024 from 5.26% in 2023, driven by the two base interest rate reductions by the Bank of Korea in 2024.

More specifically, the increase in interest income was primarily due to the following:

•

a 5.8% increase in interest on corporate loans to ~~W~~11,948 billion in 2024 from ~~W~~11,293 billion in 2023, primarily due to a 9.3% increase in the average balance of corporate loans to ~~W~~241,911 billion in 2024 from ~~W~~221,341 billion in 2023, which was partially offset by a decrease in the average lending rate for corporate loans to 4.94% in 2024 from 5.10% in 2023. The average balance of corporate loans increased principally due to an increase in demand for funds, including working capital. The average lending rate for corporate loans decreased primarily as a result of the general decrease in market interest rates largely driven by the two base interest rate reductions by the Bank of Korea in 2024 as discussed above.

•

a 0.5% increase in interest on retail loans to ~~W~~7,785 billion in 2024 from ~~W~~7,747 billion in 2023, primarily due to a 4.1% increase in the average balance of retail loans to ~~W~~160,529 billion in 2024 from ~~W~~154,139 billion in 2023, which was partially offset by a decrease in the average lending rate for retail loans to 4.85% in 2024 from 5.03% in 2023. The average balance of retail loans increased primarily as a result of a decline in market interest rates and an increase in real estate prices, particularly in the Seoul metropolitan area, which resulted in an increase in mortgage loans. The average lending rate for retail loans decreased primarily as a result of the general decrease in market interest rates, largely driven by decreases in the base interest rate set by the Bank of Korea in 2024, as discussed above. The base interest rate set by the Bank of Korea affects the market interest rate for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans

•

Interest income on securities at fair value through other comprehensive income increased primarily due to an increase in the average yield of securities at fair value through other comprehensive income by 34 basis points to 3.10% in 2024 from 2.76% in 2023, driven by purchases of securities at fair value through other comprehensive income made during the period of rising interest rates, prior to the decline in market interest rates and the two base interest rate cuts in the second half of 2024 (the 3-year government bond yield closed at 3.15% at the end of 2023, but surged to 3.55% during 2024).

Interest expense. Interest expense increased by 6.2% from ~~W~~16,761 billion in 2023 to ~~W~~17,807 billion in 2024, due primarily to a 24.6% increase in interest expense on debt securities issued to ~~W~~3,409 billion in 2024 from ~~W~~2,735 billion in 2023 and a 4.4% increase in interest expenses on deposits to ~~W~~10,221 billion in 2024 from ~~W~~9,791 billion in 2023.

Interest expense on debt securities issued increased primarily as a result of a 15.0% increase in the average balance of debt securities issued to ~~W~~87,405 billion in 2024 from ~~W~~75,999 billion in 2023, mainly driven by an increase in bond issuance to diversify our funding portfolio and to secure financing to meet the increase in long-term mortgage loans.

Interest expense on deposits increased primarily due to a 5.7% increase in the average balance of deposits to ~~W~~399,260 billion in 2024 from ~~W~~377,612 billion in 2023, which was partially offset by a decrease in the average interest rate payable on deposits to 2.56% in 2024 from 2.59% in 2023. The increase in the average balance of deposits was primarily due to a 10.2% increase in the average balance of time deposits to ~~W~~225,586 billion in 2024 from ~~W~~204,743 billion in 2023, which was largely a result of a significant amount of matured funds from the Government policy products, such as the Youth Hope Installment Savings, being partially converted into time deposits during 2024. The decrease in the average interest rate payable on deposits resulted mainly from a decrease in the average interest rate payable on time deposits by 17 basis points to 3.66% in 2024 from 3.83% in 2023, which was largely a result of lower average market interest rates for 2024 compared to 2023 as described above.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Net interest margin decreased by 2 basis points from 1.78% in 2023 and to 1.76% in 2024, largely due to an increase in the average volume of interest-earning assets mainly driven by the increase in the average balance of corporate loans as discussed above, outpacing the increase in net interest income.

Net interest spread. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, increased by 1 basis point from 1.55% in 2023 to 1.56% in 2024, as the 1 basis point decrease in the average rate of interest receivable on interest-earning assets to 4.49% in 2024 from 4.50% in 2023 was outpaced by the 2 basis point decrease in the average rate of interest payable on interest-bearing liabilities to 2.93% in 2024 from 2.95% in 2023. Both the average rate of interest receivable on interest-earning assets and the average rate of interest payable on interest-bearing liabilities decreased resulting mainly from the impact of the two base interest rate reductions by the Bank of Korea in 2024. The average volume of interest-earning assets increased by 6.4% to ~~W~~646,144 billion in 2024 from ~~W~~607,322 billion in 2023 largely as a result of an increase in the volume of corporate loans and retail loans. The average volume of interest-bearing liabilities increased by 7.2% to ~~W~~599,934 billion in 2024 from ~~W~~559,484 billion in 2023 largely as a result of an increase in the volume of time deposits and debt securities issued for the reasons discussed above.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	For the Years Ended December 31,
	2023		2024		% Change

	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	76	~~W~~	73	(3.9)%
Commission received as electronic charge receipt		146		148	1.4
Brokerage fees		369		393	6.5
Commission received as agency		134		154	14.9
Investment banking fees		165		229	38.8
Commission received in foreign exchange activities		296		361	22.0
Trust management fees		300		250	(16.7)
Credit card fees		1,378		1,311	(4.9)
Operating lease fees		600		652	8.7
Others		711		724	1.8

Total fees and commission income	~~W~~	4,175	~~W~~	4,295	2.9%

Fees and commission expense:
Credit-related fees	~~W~~	46	~~W~~	50	8.7%
Credit card fees		930		966	3.9
Others		552		564	2.2

Total fees and commission expense	~~W~~	1,528	~~W~~	1,580	3.4%

Net fees and commission income	~~W~~	2,647	~~W~~	2,715	2.6%

Net fees and commission income increased by 2.6% from ~~W~~2,647 billion in 2023 to ~~W~~2,715 billion in 2024, primarily due to increases in commission received in foreign exchange activities and investment banking fees, which were partially offset by a decrease in credit card fees income.

Commission received in foreign exchange activities increased by 22.0% from ~~W~~296 billion in 2023 to ~~W~~361 billion in 2024, primarily as a result of an increase in custody fee income on foreign securities, which was driven by the expansion of overseas securities custody business and the resulting increase in service fees.

Investment banking fees increased by 38.8% from ~~W~~165 billion in 2023 to ~~W~~229 billion in 2024 as a result of growth in the Global & Group Investment Banking (GIB) group driven by banking deals.

Credit card fees income decreased by 4.9% from ~~W~~1,378 billion in 2023 to ~~W~~1,311 billion in 2024, primarily due to a decrease in demand for credit card usage related to shopping and mobile payment services.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net other operating expense.

	For the Years Ended December 31,
	2023		2024		% Change

	(In billions of Won, except percentages)
Net insurance income	~~W~~	1,114	~~W~~	983	(11.8)%
Net insurance finance expenses		(516)		(99)	(80.8)
Dividend income		181		239	32.0
Net gain on financial instruments at fair value through profit or loss		2,494		1,211	(51.4)
Net loss on financial instruments designated at fair value through profit or loss		(438)		(344)	(21.5)
Net foreign currency transaction gain		257		511	98.8
Net gain (loss) on disposal of securities at fair value through other comprehensive income		(130)		60	N/M
Net loss on disposal of securities at amortized cost		—		(23)	N/M
Provision for credit loss allowance		(2,245)		(2,013)	(10.3)
General and administrative expenses		(5,895)		(6,116)	3.7
Other operating expenses, net		(2,186)		(2,067)	(5.4)

Net other operating expenses	~~W~~	(7,364)	~~W~~	(7,658)	4.0%

N/M = not meaningful

Net other operating expense increased by 4.0% from ~~W~~7,364 billion in 2023 to ~~W~~7,658 billion in 2024, primarily as a result of a 51.4% decrease in net gain on financial instruments at fair value through profit or loss, which was partially offset by an 80.8% decrease in net insurance finance expenses, a 98.8% increase in net foreign currency transaction gain, and a 10.3% decrease in provision for credit loss allowance. Net gain on financial instruments at fair value through profit or loss decreased from ~~W~~2,494 billion in 2023 to ~~W~~1,211 billion in 2024 primarily due to a decrease in net valuation and transaction gains on financial instruments at fair value through profit or loss, resulting from the decline in the stock market index compared to the prior year as well as the depreciation of the Korean Won against foreign currencies during 2024 compared to 2023, resulting in a decrease in gain or loss from valuation and transaction of derivatives. Net insurance finance expenses decreased from ~~W~~516 billion in 2023 to ~~W~~99 billion in 2024 primarily due to a decrease in interest expenses on variable insurance liabilities, resulting from investment losses driven by the decline in the KOSPI index. Net foreign currency transaction gain increased from ~~W~~257 billion in 2023 to ~~W~~511 billion in 2024 primarily due to the depreciation of the Korean Won against major foreign currencies during 2024 compared to 2023, leading to an increase in net transaction and valuation gains on foreign currency assets and liabilities. Provision for credit loss allowance decreased from ~~W~~2,245 billion in 2023 to ~~W~~2,013 billion in 2024 primarily due to the effect of additional provisions arising from changes in risk components and other non-recurring factors during 2023 such as COVID-19 financial support.

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the provision for credit loss allowance by type of financial assets.

	For the Years Ended December 31,
	2023		2024		% Change

	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	482	~~W~~	439	(8.9)%
Corporate		906		661	(27.0)
Credit card		724		750	3.6
Others		2		12	500.0

Subtotal		2,114		1,862	(11.9)
Securities(1)		3		(5)	N/M
Others		128		156	21.9

Total provision for credit loss allowance on financial assets	~~W~~	2,245	~~W~~	2,013	(10.3)%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provision for credit loss allowance on financial assets decreased by 10.3% from ~~W~~2,245 billion in 2023 to ~~W~~2,013 billion in 2024 principally due to an 11.9% decrease in provision for credit loss allowance on loans from ~~W~~2,114 billion in 2023 to ~~W~~1,862 billion in 2024. The provision for credit loss allowance on loans decreased primarily due to a decrease in provision for credit loss allowance on corporate loans, which was partially offset by an increase in provision for credit loss allowance on credit card loans. Provision for credit loss allowance on corporate loans decreased in 2024 primarily due to the effect of additional provisions arising from changes in risk components and other non-recurring factors during 2023 as discussed above. Additional provision for credit loss allowance on corporate loans in 2023 was set aside in anticipation of the discontinuation of COVID-19 financial support programs and in light of real estate project financing risks. Provision for credit loss allowance for credit card loans increased in 2024 primarily due to an increase in delinquent credit card loans.

Income Tax Expense

Income tax expense decreased by 1.1% from ~~W~~1,487 billion in 2023 to ~~W~~1,471 billion in 2024 primarily as a result of an increase in adjustments of non-taxable income by 328.7% to ~~W~~44,370 billion in 2024 from ~~W~~10,350 billion in 2023 while profit before income taxes increased by 1.1% to ~~W~~6,029 billion in 2024 from ~~W~~5,965 billion in 2023. Our effective rate of income tax decreased to 24.4% in 2024 from 24.9% in 2023.

Profit for the Year

As a result of the foregoing, our profit for the year increased by 1.8% from ~~W~~4,478 billion in 2023 to ~~W~~4,558 billion in 2024.

Other Comprehensive Income (loss) for the Year

	For the Years Ended December 31,
	2023		2024		% Change

	(In billions of Won, except percentages)
Items that may be reclassified to profit or loss:
Net valuation gain on securities at fair value through other comprehensive income	~~W~~	3,163	~~W~~	1,147	(63.7)%
Equity in other comprehensive income of associates		7		7	—
Foreign currency translation adjustments for foreign operations		(6)		416	N/M
Net change in unrealized fair value of cash flow hedges		61		38	(37.7)
Net finance expense on insurance contracts issued		(2,172)		(2,334)	7.5
Net finance expense on reinsurance contracts held		(21)		(2)	(90.5)

		1,032		(728)	N/M
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit plans		(201)		(62)	(69.2)
Net valuation gain on securities at fair value through other comprehensive income		8		43	437.5
Gain (loss) on disposal of securities at fair value through other comprehensive income		(3)		7	N/M
Changes in own credit risk on financial liabilities designated at fair value through profit of loss		9		(6)	N/M

		(187)		(18)	(90.4)%

Total other comprehensive income (loss), net of income tax	~~W~~	845	~~W~~	(746)	N/M

N/M = not meaningful

Other comprehensive loss of ~~W~~746 billion was recognized in 2024, compared to other comprehensive income of ~~W~~845 billion in 2023, primarily due to a 63.7% decrease in net valuation gain on securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss, from ~~W~~3,163 billion in 2023 to ~~W~~1,147 billion in 2024, which was partially offset by an increase of ~~W~~422 billion of foreign currency translation adjustments for foreign operations. Net valuation gain on securities at fair value through other comprehensive income that may be reclassified subsequently to profit or loss, decreased due to a smaller fluctuation in interest rates during 2024 compared to 2023. Foreign currency translation adjustments for foreign operations increased primarily due to the depreciation of the Korean Won against major foreign currencies in 2024.

2023 Compared to 2022

The following table sets forth, for the periods indicated, the principal components of our operating income.

	For the Years Ended December 31,
	2022		2023		% Change

	(In billions of Won, except percentages)
Net interest income	~~W~~	10,597	~~W~~	10,818	2.1%
Net fees and commission income		2,414		2,647	9.7
Net other operating expense		(7,105)		(7,364)	3.6

Operating income	~~W~~	5,906	~~W~~	6,101	3.3%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	For the Years Ended December 31
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

Interest income. Interest income increased by 37.3% to ~~W~~27,579 billion in 2023 from ~~W~~20,092 billion in 2022, primarily due to a 34.9% increase in interest income on loans at amortized cost to ~~W~~21,677 billion in 2023 from ~~W~~16,065 billion in 2022, largely as a result of an increase in the weighted average base interest rate to 3.49% in 2023 from 2.03% in 2022 resulting from increases in the base interest rate set by the Bank of Korea, as well as an increase in the average balance of loans. The average lending rate on loans increased to 5.26% in 2023 from 3.97% in 2022, principally due to an increase in average lending rates for corporate loans resulting from the higher average market interest rate for 2023 compared to 2022 as discussed above. The average balance of loans increased by 2.1% to ~~W~~414,595 billion in 2023 from ~~W~~405,925 billion in 2022, principally due to an increase in the average balances of corporate loans, which was partially offset by a decrease in the average balances of retail loans, as further described below.

More specifically, the increase in interest income was due to the following:

•

a 27.7% increase in interest on retail loans to ~~W~~7,747 billion in 2023 from ~~W~~6,065 billion in 2022, primarily due to an increase in the average lending rate for retail loans to 5.03% in 2023 from 3.85% in 2022 which was partially offset by a 2.0% decrease in the average balance of retail loans to

~~W~~154,140 billion in 2023 from ~~W~~157,359 billion in 2022. The average lending rate for retail loans increased primarily as a result of the general increase in market interest rates largely driven by increases in the base interest rate set by the Bank of Korea in 2023 as discussed above. The base interest rate set by the Bank of Korea affects the market interest rate for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans. The average balance of retail loans decreased primarily as a result of a decrease in the average volume of household loans and collective loans.

•

a 44.7% increase in interest on corporate loans to ~~W~~11,293 billion in 2023 from ~~W~~7,802 billion in 2022, primarily due to an increase in the average lending rate for corporate loans to 5.10% in 2023 from 3.68% in 2022, as well as a 4.5% increase to the average balance of corporate loans to ~~W~~221,341 billion in 2023 from ~~W~~211,892 billion in 2022. The average lending rate for corporate loans increased primarily as a result of the general increase in market interest rates largely driven by the increase in the base interest rate set by the Bank of Korea in 2023 as discussed above. The average balance of corporate loans increased largely due to corporate customers’ preference for loans over bonds as source of financing resulting from an increase in issuance costs of bonds.

Interest expense. Interest expense increased by 76.5% from ~~W~~9,495 billion in 2022 to ~~W~~16,761 billion in 2023, primarily due to a 110.9% increase in interest expense on deposits from ~~W~~4,643 billion in 2022 to ~~W~~9,791 billion in 2023, as well as a 101.9% increase in interest expense on borrowings from ~~W~~939 billion in 2022 to ~~W~~1,896 billion in 2023.

The increase in interest expense on deposits was due to an increase in the average interest rate of total interest-bearing deposits from 1.26% in 2022 to 2.59% in 2023, as well as a 2.3% increase in the average balance of deposits from ~~W~~369,139 billion in 2022 to ~~W~~377,612 billion in 2023. The increase in the average rate of interest paid on deposits was mainly due to an increase in the average rate of interest paid on time deposits from 2.04% in 2022 to 3.83% in 2023 as well as an increase in the average rate of interest paid on savings deposits from 0.39% in 2022 to 0.85% in 2023. The average rate of interest paid on time deposits and savings deposits increased largely as a result of an increase in the weighted average base interest rate from 2.03% in 2022 to 3.49% in 2023 resulting from increases in the base interest rate set by the Bank of Korea as explained above. The increase in the average balance of deposits was primarily due to an 18.0% increase in the average balance of time deposits, which was largely a result of an increase in amounts deposited by customers in light of higher deposit interest rates.

The increase in interest expense on borrowings was primarily due to an increase in the average interest rate of borrowings from 1.91% in 2022 to 3.56% in 2023, and an 8.3% increase in the average balance of borrowings from ~~W~~49,236 billion in 2022 to ~~W~~53,317 billion in 2023. The average interest rate of borrowings increased principally as a result of higher average market interest rates for 2023 compared to 2022 as described above. The average balance of borrowings increased as we incurred additional borrowings to invest in bonds in anticipation of expected decrease in market interest rates.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Our overall net interest margin remained consistent at 1.78% in both 2022 and 2023. Interest income and interest expense increased substantially in 2023, primarily due to the rise in the weighted average base interest rate as discussed above.

Net interest spread. Net interest spread, which represents the difference between the average rate of interest earned on interest-earning assets and the average rate of interest paid on interest-bearing liabilities, decreased by 11 basis point from 1.66% in 2022 to 1.55% in 2023, as the average rate of interest on interest-bearing liabilities increased by 126 basis points from 1.69% in 2022 to 2.95% in 2023 and the average rate of interest on interest-earning assets increased by 115 basis points from 3.35% in 2022 to 4.50% in 2023. The average rate of interest on interest-bearing liabilities increased primarily due to a 133 basis point increase in the average interest rate on deposits. The average rate of interest on interest-earning assets increased primarily due to a 129 basis point increase in the average interest rates on loans, which was mainly due to the increased average interest rate on corporate loans. The average rate of corporate loans increased largely as a result of the increase in the base interest rate during 2023 as discussed above.

Fees and Commission Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	For the Years Ended December 31,
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

Credit card fees income increased by 14.6% from ~~W~~1,202 billion in 2022 to ~~W~~1,378 billion in 2023 primarily due to fees income recognized as a result of promotional agreements with MasterCard and Visa.

Operating lease fees income increased by 25.5% from ~~W~~478 billion in 2022 to ~~W~~600 billion in 2023 primarily due to an increase in the volume of Won-denominated operating leases. Operating leases increased primarily due to Shinhan Card’s increased focus on marketing automobile lease financings as part of its profit diversification strategy.

Other Operating Income (Expense), Net

The following table shows, for the periods indicated, the principal components of our net other operating expense.

	For the Years Ended December 31,
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

Provision for Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the provision for credit loss allowance by type of financial assets.

	For the Years Ended December 31,
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

Provision for credit loss allowance on financial assets increased by 73.8% from ~~W~~1,292 billion in 2022 to ~~W~~2,245 billion in 2023 principally due to a 69.9% increase in credit loss allowance on loans from ~~W~~1,244 billion in 2022 to ~~W~~2,114 billion in 2023. Our provision for credit loss allowance on loans increased primarily due to an increase in provision for credit loss allowance on corporate loans and credit card loans. Provision for credit loss allowance for corporate loans increased in 2023 as we preemptively recognized credit loss allowance in light of real estate project financing risks. Provision for credit loss allowance for credit card loans increased in 2023 primarily due to an increase in overall delinquency rates compared to 2022.

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

	For the Years Ended December 31,
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

Results by Principal Business Segment

As of December 31, 2024, we were organized into six major business segments as follows:

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

We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We categorize our operating segments according to a business based approach. See Note 8 to the consolidated financial statements included in this annual report for further details on segment information, including the related components of income and expense.

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	For the Years Ended December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024
	(In billions of Won, except percentages)
Banking	~~W~~	4,060	~~W~~	4,010	~~W~~	4,940	(1.2)%	23.2%
Credit card		880		933		878	6.0	(5.9)
Securities		121		253		282	109.1	11.5
Insurance		539		651		708	20.8	8.8
Credit		349		343		122	(1.7)	(64.4)
Others		173		341		164	97.1	(51.9)
Consolidation adjustment(1)		(216)		(430)		(635)	99.1	47.7

Total operating income	~~W~~	5,906	~~W~~	6,101	~~W~~	6,459	3.3%	5.9%

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

Banking Services

The banking services segment provides commercial banking and related services through the following four sub-segments: (i) channel, which includes banking and other services provided through the general branches and private wealth management (PWM) centers of Shinhan Bank and Jeju Bank to individuals, corporations (other than large corporations), and WM clients; (ii) capital market, which include corporate banking services offered through Shinhan Bank’s corporate banking branches to large corporations, securities investing and trading, as well as derivatives trading; (iii) international group, which primarily consist of the operations of Shinhan Bank’s overseas subsidiaries and branches; and (iv) others, which primarily involve treasury operations related to our banking activities (such as internal asset and liability management and other non-deposit funding activities), as well as other back-office functions.

The table below provides the income statement data for our banking services segment for the periods indicated.

	For the Years Ended December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	8,359	~~W~~	8,548	~~W~~	8,989	2.3%	5.2%
Net fees and commission income		801		748		868	(6.6)	16.0
Net other expense		(5,100)		(5,286)		(4,917)	3.6	(7.0)

Operating income	~~W~~	4,060	~~W~~	4,010	~~W~~	4,940	(1.2)%	23.2%

Comparison of 2024 to 2023

Operating income for banking services increased by 23.2% from ~~W~~4,010 billion in 2023 to ~~W~~4,940 billion in 2024.

Net interest income increased by 5.2% from ~~W~~8,548 billion in 2023 to ~~W~~8,989 billion in 2024 primarily due to increases in net interest income for others and international group sub-segments, which were partially offset by a decrease in net interest income for channel and capital market sub-segments. More specifically:

•

Net interest income for others sub-segment increased to ~~W~~11 billion in 2024 shifting from net interest loss of ~~W~~494 billion in 2023 primarily due to an increase in interest income received from the channel, capital market and international sub-segments which Shinhan Bank recognizes through its others sub-segment.

•

Net interest income for international group sub-segment increased by 7.7% from ~~W~~1,183 billion in 2023 to ~~W~~1,274 billion in 2024 primarily due to an increase in interest income resulting from growth across Shinhan Bank’s international markets, particularly Vietnam and Japan, amid the Vietnamese government’s policies to promote loans and the increase in interest rates in Japan, respectively.

•

Net interest income for capital market sub-segment decreased by 21.6% from ~~W~~232 billion in 2023 to ~~W~~182 billion in 2024 primarily due to the continuous decline in government bond yields throughout 2024, which resulted from the two base interest rate reductions by the Bank of Korea during the year 2024 and expectations for further rate reductions.

•

Net interest income for channel sub-segment decreased by 1.4% from ~~W~~7,627 billion in 2023 to ~~W~~7,522 billion in 2024 primarily due to aggressive pricing policies taken by Shinhan Bank, as well as the impact of the two base interest rate reductions by the Bank of Korea in 2024, which led to a decline in the Shinhan Bank’s loan-to-deposit margin.

Net fees and commission income increased by 16.0% from ~~W~~748 billion in 2023 to ~~W~~868 billion in 2024 primarily due to an increase in net fees and commissions income for channel and capital market sub-segments. Net fees and commission income for channel sub-segment increased primarily due to an increase in investment banking fees resulting from an increase in investment banking deals in collaboration with the IB division within the capital market sub-segment, as well as an increase in fees earned on the sale of funds and bancassurance products. Net fees and commission income for capital market sub-segment increased primarily due to the growth in the GIB group’s investment banking fee income driven by an increase in investment banking deals.

Net other expense decreased by 7.0% from ~~W~~5,286 billion in 2023 to ~~W~~4,917 billion in 2024 primarily due to an increase in net other income for capital market sub-segment, which was partially offset by an increase in net other expense for channel sub-segment. Net other income for capital market sub-segment increased primarily due to an overall increase in other income driven by increases in gains on securities, dividend income, foreign currencies transaction gains, and gains on derivatives. Net other expense for channel sub-segment increased primarily due to an increase in other operating expense, particularly contributions to local governments and other similar institutions.

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

Net interest income increased by 2.3% from ~~W~~8,359 billion in 2022 to ~~W~~8,548 billion in 2023 primarily due to increases in net interest income for corporate banking, international banking and other banking services, which was partially offset by a decrease in net interest income for retail banking. More specifically:

•

Net interest income for retail banking decreased by 3.2% from ~~W~~4,727 billion in 2022 to ~~W~~4,577 billion in 2023 primarily due to a decrease in the average volume of retail loans to ~~W~~154,031 billion in 2023 from ~~W~~157,442 billion in 2022 despite an increase in Shinhan Bank’s net interest margin. The average volume of retail loans decreased largely due to a decrease in household loans and collective loans.

•

Net interest income for corporate banking increased by 1.6% from ~~W~~3,421 billion in 2022 to ~~W~~3,476 billion in 2023 primarily due to a 4.2% increase in the average balance of corporate loans to ~~W~~221,341 billion in 2023 from ~~W~~211,892 billion in 2022, as well as an increase in the average lending rate for corporate loans to 5.10% in 2023 from 3.68% in 2022. The average volume of corporate loans increased largely due to corporate customers’ preference for loans over bonds as source of financing resulting from an increase in issuance costs of bonds. The increase in our net interest margin was largely due to an increase in the weighted average base interest rate to 3.49% in 2023 from 2.03% in 2022.

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

Net other expense increased by 3.6% from ~~W~~5,100 billion in 2022 to ~~W~~5,286 billion in 2023 primarily due to an increase in net other expense for other banking and retail banking services. Net other expense for other banking services increased mainly due to a transfer of other expenses from Shinhan Bank’s corporate banking segment to the other banking segment in connection with its internal operations and department structure changes, and also partly due to an increase in employee benefits expenses and fixed expenses. The increase in net other expense for retail banking services was principally due to an increase in allowance for credit loss in anticipation of the discontinuation of COVID-19 financial support programs and in light of real estate project financing risks.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	For the Years Ended December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	1,798	~~W~~	1,895	~~W~~	1,931	5.4%	1.9%
Net fees and commission income		702		969		935	38.0	(3.5)
Net other expense		(1,620)		(1,931)		(1,988)	19.2	3.0

Operating income	~~W~~	880	~~W~~	933	~~W~~	878	6.0%	(5.9)%

Comparison of 2024 to 2023

Operating income for the credit card service decreased by 5.9% from ~~W~~933 billion in 2023 to ~~W~~878 billion in 2024.

Net interest income increased by 1.9% from ~~W~~1,895 billion in 2023 to ~~W~~1,931 billion in 2024 primarily due to an increase in interest income on loans at amortized cost, including credit card loans and installment finance loans, which was partially offset by an increase in interest expenses on debt securities. The increase in interest income on loans at amortized cost was primarily due to higher interest rates applied to installment credit sales compared to 2023, as well as efforts to expand the credit card business of Shinhan Card, which resulted in an increase in the average balance of loans at amortized cost and related interest income for credit card loans and foreign currency installment finance loans. Interest expenses on debt securities increased mainly due to issuance of debt securities.

Net fees and commission income decreased by 3.5% from ~~W~~969 billion in 2023 to ~~W~~935 billion in 2024 primarily as a result of a decrease in net fees income on credit cards, which was partially offset by an increase in fees and commission income from lease operations. Fees income on credit cards decreased primarily due to the effect of non-recurring fee income recognized during 2023 as a result of promotional agreements with MasterCard and Visa as well as a decrease in demand for credit card usage related to shopping and mobile payment services, while fee expenses on credit cards increased as a result of higher overseas credit card spending and the depreciation of the Korean Won against foreign currencies during 2024. Fees and commission income from lease operations increased primarily due to an increase in the average balance of operating lease assets denominated in Korean Won, resulting from the business expansion strategy for operating leases.

Net other expense increased by 3.0% from ~~W~~1,931 billion in 2023 to ~~W~~1,988 billion in 2024, primarily due to an increase in net losses on foreign currency translation and an increase in provision for credit loss allowance, which were partially offset by an increase in net gains from hedging activities. Net losses on foreign currency translation increased due to the depreciation of the Korean Won against foreign currencies during 2024, resulting in increased translation losses on liabilities denominated in foreign currencies. Provision for credit loss allowance increased as a result of the rise in delinquent credit card receivables. Net gains from hedging activities increased primarily due to the strengthening of the U.S. Dollar against Korean Won, along with a rise in the volume of derivative transactions.

Comparison of 2023 to 2022

Operating income for the credit card service increased by 6.0% from ~~W~~880 billion in 2022 to ~~W~~933 billion in 2023.

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

Net fees and commission income increased by 38.0% from ~~W~~702 billion in 2022 to ~~W~~969 billion in 2023 primarily as a result of an increase in fees and commission income from lease operations and, to a lesser extent, an increase in fees income on credit cards. Fees and commission income from lease operations increased primarily due to an increase in the average balance of operating leased assets resulting from customers’ expansion of operating leases. The increase in fees income on credit cards was mainly due to an overall increase in fees income (excluding revolving credit sales payment fee income) resulting from fee income recognized as a result of promotional agreements with MasterCard and Visa. The increase in net fees and commission income was partially offset by an increase in fee expense on credit cards. Fee expense on credit cards increased principally due to an increase in foreign currency credit card payment fee expense.

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

	For the Years Ended December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	428	~~W~~	444	~~W~~	573	3.7%	29.1%
Net fees and commission income		485		500		536	3.1	7.2
Net other expense		(792)		(691)		(827)	(12.8)	19.7

Operating income	~~W~~	121	~~W~~	253	~~W~~	282	109.1%	11.5%

Comparison of 2024 to 2023

Operating income for securities services increased by 11.5% from ~~W~~253 billion in 2023 to ~~W~~282 billion in 2024.

Net interest income increased by 29.1% from ~~W~~444 billion in 2023 to ~~W~~573 billion in 2024, primarily due to an increase in interest income on securities at fair value through profit or loss, partially offset by decreases in interest income on loans at amortized cost, loans at fair value through profit or loss and cash and due from banks at amortized cost. Interest income on securities at fair value through profit or loss increased primarily due to the strategic acquisition of additional bonds in response to the continued decline in interest rates, resulting in higher average balances and interest income. Interest income on loans at amortized cost and loans at fair value through profit or loss decreased mainly due to a decrease in new transactions and an increase in the number of sell-downs, driven by worsening conditions in the capital and real estate markets, along with lower interest rates. Interest income on cash and due from banks at amortized cost decreased mainly due to a decrease in interest income on time deposits denominated in Korean Won, resulting from the decline in market interest rates.

Net fees and commission income increased by 7.2% from ~~W~~500 billion in 2023 to ~~W~~536 billion in 2024 primarily due to an increase in custody fee income on foreign securities, driven by the expansion of overseas securities custody business and the increase in service fees, as well as higher brokerage fee income resulting from an increase in the number of securities transactions in 2024 compared to 2023. These increases were partially offset by a decrease in commission income from Korean Won transactions and investment banking fees, driven by a decline in the number of advisory services and financial services provided.

Net other expense increased by 19.7% from ~~W~~691 billion in 2023 to ~~W~~827 billion in 2024 primarily due to an increase in net loss on foreign currency transactions and translation, as well as an increase in provisions for other liabilities, which was partially offset by a decrease in net loss on financial instruments designated at fair value through profit or loss. Net loss on foreign currency transactions and translation increased primarily due to the depreciation of Korean Won against foreign currencies in 2024. Provisions for other liabilities increased primarily as we recognized additional provisions for legal claims resulting from lawsuits related to the alleged improper sales of Lime Asset products. Net loss on financial instruments designated at fair value through profit or loss decreased mainly due to a decrease in issuance and redemptions, driven by a relatively lower growth rate of the domestic stock market compared to the prior year, which resulted in a decrease in valuation and disposal losses.

Comparison of 2023 to 2022

Operating income for securities services increased by 109.1% from ~~W~~121 billion in 2022 to ~~W~~253 billion in 2023.

Net interest income increased by 3.7% from ~~W~~428 billion in 2022 to ~~W~~444 billion in 2023, as increase in interest income, outpaced increase in interest expenses. Interest income increased from ~~W~~942 billion in 2022 to ~~W~~1,399 billion in 2023, primarily due to an increase in interest income on cash and amortized cost measurement deposits, securities at fair value through profit or loss, and loans at amortized cost. Interest income on cash and amortized cost measurement deposits increased primarily due to an increase in the average balance of time deposits denominated in Korean Won. Even though the average balance of time deposits denominated in foreign currency decreased, the interest income on the time deposits denominated in foreign currency increased due to overall increase in interest rates in 2023. Interest income on securities at fair value through profit or loss increased primarily due to an increase in interest income on financial institution bonds and corporation bonds. This was mainly due to increases in the average balance and proportion of bond investments in 2023 in anticipation of expected decreases in market interest rates. The interest income on loans at amortized cost increased mainly due to the interest income on loans denominated in Korean Won resulting from increased demand from customers for securities-secured loans as well as increase in interest rates. The interest income on loans at fair value through profit or loss increased due to an increase in loans related to other facilities in foreign currency in accordance with fund supplement agreements. On the other hand, interest expenses increased from ~~W~~514 billion in 2022 to ~~W~~955 billion in 2023, primarily due to an increase in interest expense on deposit liabilities and borrowing debts. The increase in interest expense on deposit liabilities increased due to an increase in consignor deposits usage fees rates despite a decrease in the average balance of consignor deposits. Interest expense on borrowing debts increased mainly due to an increase in interest expense on borrowings denominated in Korean Won and bonds sold under repurchase agreements denominated in Korean Won resulting from an increase in the average balance of the borrowings as well as increase in interest rates.

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

Net other expense decreased by 12.8% from ~~W~~792 billion in 2022 to ~~W~~691 billion in 2023 primarily as a result of an increase in net gain on financial instruments at fair value through profit or loss and a decrease in net loss on trading of foreign currency assets and liabilities. The decrease in net other expense was partially offset by an increase in net loss on financial instruments designated at fair value through profit or loss and an increase in impairment loss on financial assets. The increase in net loss on financial instruments designated at fair value through profit or loss was mainly due to an increase in valuation of equity-linked securities sold and derivatives-combined securities. Net loss on foreign currency translation decreased due to the fact that U.S. Dollar to Korean Won exchange rate increase in 2023 was less than the exchange rate increase in 2022, resulting a relatively small net loss on foreign currency translation. The increase in impairment loss on financial assets was mainly due to an increase in bad debt expenses from real estate project financings and related bridge loans.

Insurance Services

Insurance services segment consists of life insurance services provided by Shinhan Life Insurance, and general insurance services provided by Shinhan EZ General Insurance.

	For the Years Ended December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024
	(In billions of Won, except percentages)
Income statement data
Net interest expense	~~W~~	(124)	~~W~~	(199)	~~W~~	(135)	60.5%	(32.2)%
Net fees expense		(4)		(3)		(4)	(25.0)	33.3
Net other income		667		853		847	27.9	(0.7)

Operating income	~~W~~	539	~~W~~	651	~~W~~	708	20.8%	8.8%

Comparison of 2024 to 2023

Operating income for insurance services increased by 8.8% from ~~W~~651 billion in 2023 to ~~W~~708 billion in 2024.

Net interest expense decreased by 32.2% from ~~W~~199 billion in 2023 to ~~W~~135 billion in 2024 primarily due to a decrease in interest expenses on other liabilities and an increase in interest income on securities at fair value through other comprehensive income, which were partially offset by a decrease in interest income on securities at fair value through profit or loss. Interest expenses on other liabilities decreased primarily due to a decrease in interest expense on investment contract liabilities, which was driven by a decrease in the average balance of investment contract liabilities resulting from lower interest rates applied to retirement products. Interest income on securities at fair value through other comprehensive income increased due to an increase in interest income on government bonds, which was driven by an increase in the number of interest days (leap year) and an increase in the average balance of government bonds resulting from an increase in long-term government bond purchases to extend the average maturity profile of our government bond assets. Interest income on securities at fair value through profit or loss decreased primarily due to a decrease in interest income on government bonds, resulting from a decrease in the average balance of government bonds as underlying assets of variable insurance decreased following an increase in claims paid.

Net fees and commission expense increased by 33.3% from ~~W~~3 billion in 2023 to ~~W~~4 billion in 2024 primarily due to an increase in brokerage fees expense in Korean Won, which was mainly driven by an increase in management fees through an alternative investment consignment arrangement entered into with Shinhan Asset Management in April 2024.

Net other income decreased by 0.7% from ~~W~~853 billion in 2023 to ~~W~~847 billion in 2024 primarily due to a decrease in net gain on financial instruments at fair value through profit or loss and an increase in other operating expenses, which were partially offset by an increase in net gain on foreign currency transactions and translation as well as a decrease in net insurance finance expense. The decrease in net gain on financial instruments at fair value through profit or loss was driven by a decrease in net valuation and transaction gains resulting from the decline in the stock market index in 2024 compared to 2023, as well as an increase in net transaction losses on currency-related derivatives due to the depreciation of the Korean Won against foreign currencies during 2024. The increase in other operating expenses was mainly due to an increase in net valuation loss related to hedging activities, primarily driven by the depreciation of the Korean Won against foreign currencies during 2024. The increase in net gain on foreign currency transactions and translation was primarily due to the depreciation of the Korean Won against foreign currencies during 2024. The decrease in net insurance finance expense was primarily due to a decrease in interest expenses on variable insurance liabilities, which are linked to the performance of underlying investment assets that incurred losses as a result of the decline in the KOSPI index.

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

Credit Services

The credit services segment consists of the specialized credit business of Shinhan Capital, including facilities leasing, installment finance, and new technology finance businesses.

	For the Years Ended December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	260	~~W~~	249	~~W~~	144	(4.2)%	(42.2)%
Net fees and commission income		31		17		17	(45.2)	—
Net other income (expense)		58		77		(39)	32.8	N/M

Operating income	~~W~~	349	~~W~~	343	~~W~~	122	(1.7)%	(64.4)%

N/M = not meaningful

Comparison of 2024 to 2023

Operating income for the specialized credit business decreased by 64.4 % from ~~W~~343 billion in 2023 to ~~W~~ 122 billion in 2024.

Net interest income decreased by 42.2 % from ~~W~~249 billion in 2023 to ~~W~~ 144 billion in 2024 primarily due to a decrease in interest income on loans at amortized cost, as well as increases in interest expenses on debt securities and borrowings. Interest income on loans at amortized cost decreased mainly due to a reduction in loan origination, along with an increase in repayments and disposals, and the impairment of certain loans in 2024. Interest expense on debt securities increased primarily due to the higher average interest rate resulting from the refinancing of corporate bonds that were issued prior to 2022 at lower interest rates with new corporate bonds issued at higher interest rates. Interest expense on borrowings increased as a result of an increase in the average balance of borrowings denominated in Korean Won as part of measures to diversify funding sources.

Net fees and commission income remained stable with no significant fluctuations in 2024 compared to 2023. Commission received as agency increased due to an increase in management fee income, which was mostly offset by a decrease in investment banking fees, resulting from a decrease in financial intermediary services, particularly in the corporate and investment banking sector.

Net other expense of ~~W~~39 billion was recognized in 2024, compared to net other income of ~~W~~77 billion in 2023, primarily due to a decrease in net gain on financial instruments at fair value through profit or loss, which was partially offset by an increase in other operating income. The decrease in net gain on financial instruments at fair value through profit or loss was primarily due to net loss recognized in relation to the valuation and disposal of investments, including venture capital investments, domestic and foreign alternative investments, and initial public offerings. The increase in other operating income was mainly driven by the valuation gains on currency swaps to mitigate exchange rate risks associated with borrowings denominated in foreign currencies, resulting from the depreciation of the Korean Won against foreign currencies in 2024.

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

	For the Years Ended December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024

	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	153	~~W~~	125	~~W~~	93	(18.3)%	(25.6)%
Net fees and commission income		399		391		337	(2.0)	(13.8)
Net other expense		(379)		(175)		(266)	(53.8)	52.0

Operating income	~~W~~	173	~~W~~	341	~~W~~	164	97.1%	(51.9)%

Comparison of 2024 to 2023

Operating income for others decreased by 51.9% from ~~W~~341 billion in 2023 to ~~W~~164 billion in 2024.

Net interest income decreased by 25.6% from ~~W~~125 billion in 2023 to ~~W~~93 billion in 2024 primarily due to a decrease in net interest income of Shinhan Financial Group on a standalone basis. The decrease in net interest income of Shinhan Financial Group on a standalone basis was mainly attributable to an increase in interest expenses on debt securities, which was partially offset by an increase in interest income on loans at amortized cost.

Net fees and commission income decreased by 13.8% from ~~W~~391 billion in 2023 to ~~W~~337 billion in 2024 primarily due to a decrease in net fees and commission income of Shinhan Asset Trust. Net fees and commission income of Shinhan Asset Trust decreased primarily due to a decrease in trust management fees and other fee income, resulting from ongoing difficulties in the project financing industry that have persisted since 2023.

Net other expense increased by 52.0% from ~~W~~175 billion in 2023 to ~~W~~266 billion in 2024 primarily due to an increase in net other expenses from Shinhan Asset Trust. The increase in net other expense of Shinhan Asset Trust was primarily attributable to an increase in the number of maturing project financing properties and an increase in provision for credit loss allowance and provisions for other liabilities recognized due to difficulties experienced by such project financing projects.

Comparison of 2023 to 2022

Operating income for others increased by 97.1% from ~~W~~173 billion in 2022 to ~~W~~341 billion in 2023.

Net interest income decreased by 18.3% from ~~W~~153 billion in 2022 to ~~W~~125 billion in 2023 primarily due to a decrease in net interest income of Shinhan Savings Bank and, to a lesser extent, a decrease in net interest income of consolidated structured entities. Net interest income of Shinhan Savings Bank decreased mainly due to a decrease in interest income on loans at amortized cost as a result of a decrease in the average balance of retail loans of Shinhan Savings Bank. The decrease in net interest income of consolidated structured entities was principally due to a decrease in interest income on loans measured at amortized cost.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024

	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	30,051	~~W~~	34,629	~~W~~	40,526	15.2%	17.0%
Financial assets at fair value through profit or loss		61,508		71,217		72,147	15.8	1.3
Derivative assets		6,461		4,711		10,279	(27.1)	118.2
Securities at fair value through other comprehensive income		85,469		90,312		93,805	5.7	3.9
Securities at amortized cost		33,371		35,686		33,316	6.9	(6.6)
Loans at amortized cost		407,899		411,740		449,295	0.9	9.1
Property and equipment, net		4,011		3,972		4,157	(1.0)	4.7
Intangible assets		5,808		6,218		6,120	7.1	(1.6)
Investments in associates		2,904		2,692		2,753	(7.3)	2.3
Current tax assets		26		31		55	19.2	77.4
Deferred tax assets		915		154		206	(83.2)	33.8
Investment property		363		258		327	(28.9)	26.7
Net defined benefit assets		457		114		156	(75.1)	36.8
Insurance contract assets		—		11		6	N/M	(45.5)
Reinsurance contract assets		89		88		185	(1.1)	110.2
Other assets		25,072		29,926		26,401	19.4	(11.8)
Assets held for sale		29		36		30	24.1	(16.7)

Total assets	~~W~~	664,433	~~W~~	691,795	~~W~~	739,764	4.1%	6.9%

N/M = not meaningful

2024 Compared to 2023

Our assets increased by 6.9% from ~~W~~691,795 billion as of December 31, 2023 to ~~W~~739,764 billion as of December 31, 2024, principally due to increases in loans at amortized cost, cash and due from banks at amortized cost, and derivative assets.

Loans at amortized cost increased by 9.1% to ~~W~~449,295 billion as of December 31, 2024 from ~~W~~411,740 billion as of December 31, 2023, primarily due to an increase in corporate loans and, to a lesser extent, an increase in retail loans.

Cash and due from banks at amortized cost increased by 17.0% to ~~W~~40,526 billion as of December 31, 2024 from ~~W~~34,629 billion as of December 31, 2023, primarily due to an increase in deposits denominated in foreign currency amid growth of our overseas businesses.

Derivative assets increased by 118.2% to ~~W~~10,279 billion as of December 31, 2024 from ~~W~~4,711 billion as of December 31, 2023, primarily due to an increase in over-the-counter derivative assets related to foreign currency amid the depreciation of the Korean Won against foreign currencies in 2024.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities.

	As of December 31,						% Change
	2022		2023		2024		2022/2023	2023/2024

	(In billions of Won, except percentages)
Deposits	~~W~~	382,988	~~W~~	381,513	~~W~~	422,781	(0.4)%	10.8%
Financial liabilities at fair value through profit or loss		1,146		1,869		955	63.1	(48.9)
Financial liabilities designated at fair value through profit or loss		8,367		7,797		8,220	(6.8)	5.4
Derivative liabilities		7,709		5,038		10,059	(34.6)	99.7
Borrowings		49,279		56,901		49,920	15.5	(12.3)
Debt securities issued		77,289		81,562		93,766	5.5	15.0
Net defined benefit liabilities		15		68		39	353.3	(42.6)
Provisions		1,266		1,370		1,309	8.2	(4.5)
Current tax liabilities		702		92		203	(86.9)	120.7
Deferred tax liabilities		811		542		423	(33.2)	(22.1)
Insurance contracts liabilities		45,905		48,333		51,125	5.3	5.8
Reinsurance contract liabilities		63		93		98	47.6	5.4
Investment contract liabilities		2,134		1,573		1,165	(26.3)	(25.9)
Other liabilities		33,336		48,722		40,880	46.2	(16.1)

Total liabilities		611,010		635,473		680,943	4.0	7.2

Total equity attributable to equity holders of the Group		50,732		53,721		56,054	5.9	4.3
Non-controlling interests		2,691		2,601		2,767	(3.3)	6.4

Total equity		53,423		56,322		58,821	5.4	4.4

Total liabilities and equity	~~W~~	664,433	~~W~~	691,795	~~W~~	739,764	4.1%	6.9%

2024 Compared to 2023

Our total liabilities increased by 7.2% from ~~W~~635,473 billion as of December 31, 2023 to ~~W~~680,943 billion as of December 31, 2024, primarily due to increases in deposits and debt securities issued, which was partially offset by other liabilities.

Deposit increased by 10.8% to ~~W~~422,781 billion as of December 31, 2024 from ~~W~~381,513 billion as of December 31, 2023, primarily due to increases in time deposits in Korean Won and foreign currencies.

Debt securities issued increased by 15.0% to ~~W~~93,766 billion as of December 31, 2024 from ~~W~~81,562 billion as of December 31, 2023, primarily due to an increase in debt securities issued in Korean Won and foreign currencies.

Other liabilities decreased by 16.1% to ~~W~~40,880 billion as of December 31, 2024 from ~~W~~48,722 billion as of December 31, 2023, primarily due to a decrease in domestic exchanges payable.

Total equity increased by 4.4% from ~~W~~56,322 billion as of December 31, 2023 to ~~W~~58,821 billion as of December 31, 2024, largely due to an increase in retained earnings from profit for the year and the issuance of additional hybrid bonds by the Group.

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

The following table sets forth our debt and capital resources as of December 31, 2024.

	As of December 31, 2024
	(In billions of Won)
Deposits	~~W~~	422,781
Long-term debt		94,839
Call money		1,198
Borrowings from the Bank of Korea		3,106
Other short-term borrowings		33,359
Asset securitizations		11,543
Stockholders’ equity(1)		18,922

Total	~~W~~	585,748

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.

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

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted 72.4% of our total funding as of December 31, 2022, 70.7% of our total funding as of December 31, 2023 and 72.2% of our total funding as of December 31, 2024. Historically, except in limited circumstances, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2022, 2023 and 2024, ~~W~~7,308 billion, ~~W~~6,421 billion and ~~W~~6,975 billion, or 2.0%, 1.7% and 1.7%, respectively, of Shinhan Bank’s total deposits were deposits made by litigants in connection with legal proceedings in Korean courts. Court deposits carry interest rates which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Government and Government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the domestic call loan market, a short-term loan market for loans with maturities of less than one month. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since their inception in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are in general 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, our company, as well as Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets. Our company and Shinhan Bank each have a global medium term notes program under which foreign currency-denominated notes may be issued with an aggregate program limit of US$5 billion and US$8 billion, respectively. As of December 31, 2022, 2023 and 2024, our long-term debt amounted to ~~W~~77,369 billion, ~~W~~78,624 billion and ~~W~~94,839 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money), borrowings from the holding company and third-parties, which amounted to ~~W~~24,410 billion, ~~W~~3,853 billion, ~~W~~2,378 billion and ~~W~~319 billion, or 78.8%, 12.5%, 7.7%, and 1.0%, respectively, of the funding for our credit card activities, as of December 31, 2024. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from Shinhan Financial Group, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings which amounted to ~~W~~40,378 billion, ~~W~~43,976 billion and ~~W~~37,663 billion, as of December 31, 2022, 2023 and 2024, respectively, each representing 7.6%, 8.1% and 6.4%, respectively, of our total funding as of such dates.

We may also from time to time obtain funding through issuance of equity securities. For example, On September 29, 2020, partly in response to the prolonged COVID-19 pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in capital by ~~W~~195.7 billion. As a result of such offering, which was substantially fully subscribed and resulted in a capital increase of 7.5%, we raised ~~W~~1,158 billion (before underwriting commissions and other offering expenses).

In addition, we obtain funding through issuance of hybrid bonds. The total of our hybrid bonds issued were ~~W~~4,600 billion. In 2024, the additional hybrid bonds of ~~W~~798 billion were newly issued to improve the capital adequacy ratio by expanding the capital.

In limited situations, we may also issue convertible and/or preferred shares. For example, in August 2003, in order to partly fund our acquisition of Chohung Bank, we raised a total of ~~W~~2,552 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares to domestic financial institutions and governmental entities in Korea, all of which shares have since been redeemed or converted. In addition, in January 2007, partly to fund the acquisition of LG Card, we raised a total of ~~W~~3,750 billion through domestic private placements of redeemable preferred shares and redeemable convertible preferred shares, all of which have been redeemed as of the date hereof. In April 2011, we issued redeemable preferred shares to fund redemption of such securities, and in April 2016, we redeemed the redeemable preferred shares issued in April 2011. In May 2019, we raised a total of ~~W~~750 billion through domestic private placements of convertible preferred shares, all of which were fully converted into common shares in May 2023. For further details of our preferred shares, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Preferred Stock.”

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2024.

	As of December 31, 2024 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Deposits	~~W~~	217,170	~~W~~	49,310	~~W~~	56,540	~~W~~	77,227	~~W~~	30,222	~~W~~	1,262	~~W~~	431,731
Borrowings		12,863		4,757		6,902		9,991		11,464		4,896		50,873
Debt securities issued		4,860		8,927		9,123		17,273		56,429		4,047		100,659
Investment contract liabilities		106		106		249		375		329		—		1,165
Lease liability		39		48		67		137		504		96		891

Total	~~W~~	235,038	~~W~~	63,148	~~W~~	72,881	~~W~~	105,003	~~W~~	98,948	~~W~~	10,301	~~W~~	585,319

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings, debt securities issued and lease liability, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2024 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

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

The following table sets forth our commitments and guarantees as of December 31, 2024. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2024 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Commitments to extend credit(1)	~~W~~	587	~~W~~	99,790	~~W~~	21,301	~~W~~	121,678
Commercial letters of credit(2)		182		3,134		37		3,353
Financial guarantees(3)		52		3,606		254		3,912
Performance guarantees(4)		152		11,546		914		12,612
Liquidity facilities to SPEs(5)		85		1,900		139		2,124
Acceptances(6)		—		507		—		507
Endorsed bills(7)		11,938		1		—		11,939
Unused credit limits on credit cards		90,701		—		—		90,701
Other		1,784		820		3,998		6,602

Total	~~W~~	105,481	~~W~~	121,304	~~W~~	26,643	~~W~~	253,428

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

See also Note 47 of the notes to our consolidated financial statements included in this annual report.

Capital Adequacy

The Financial Services Commission regulations require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2022, 2023 and 2024 based on Basel III.

	As of December 31,
	2022		2023		2024

	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	37,287,768	~~W~~	41,388,070	~~W~~	44,570,426
Paid-in capital		2,882,231		2,969,641		2,969,641
Capital reserve		10,692,438		11,352,744		11,352,744
Retained earnings		33,342,633		36,387,314		39,020,580
Non-controlling interests in consolidated subsidiaries		52,851		50,419		54,262
Others		(9,682,158)		(9,371,821)		(8,576,802)
Additional Tier I Capital		6,018,792		5,118,817		5,822,080

Total Tier I Capital	~~W~~	43,267,373	~~W~~	46,506,887	~~W~~	50,392,505

Tier II Capital:
Allowances for credit losses		962,384		1,107,906		1,015,527
Subordinated debt		—
Others		2,752,016		2,303,717		2,387,781

Total Tier II capital	~~W~~	3,714,400	~~W~~	3,685,637	~~W~~	3,512,376

Total Capital	~~W~~	46,981,773	~~W~~	50,192,524	~~W~~	53,904,881

Risk-weighted assets
Credit risk	~~W~~	254,233,024	~~W~~	260,495,455	~~W~~	286,182,372
Market risk		13,927,045		22,718,333		20,611,482
Operational risk		23,382,529		30,966,910		34,584,922

Total risk-weighted assets	~~W~~	291,542,598	~~W~~	314,180,698	~~W~~	341,378,776

Capital adequacy ratio		16.11%		15.98%		15.79%
Tier I capital adequacy ratio		14.84%		14.80%		14.76%
Common equity capital adequacy ratio		12.79%		13.17%		13.06%

	As of December 31,
	2022	2023	2024

	(Percentages)
Group BIS ratio(1)	16.11	15.98	15.79
Tier I Capital:
Total capital adequacy ratio of Shinhan Bank	17.77	18.08	17.58
Adjusted equity capital ratio of Shinhan Card(2)	18.60	19.71	20.00
Solvency ratio for Shinhan Life Insurance(3)	267.7	250.8	206.8

Notes:

(1)

Under the guidelines of the Financial Services Commission applicable to financial holding companies, the minimum requisite capital ratio applicable to us is 12.5% (Bank for International Settlement ratio of 8%).

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

Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the requirements set forth under the Financial Investment Services and Capital Markets Act to be independent of our major shareholders, affiliates and management. Our non-executive directors and outside directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economics, management and accounting. Currently, one non-executive director and nine outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2027
Yoon Jaewon	Aug. 29, 1970	Outside Director	March 26, 2020	March 2026
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2026
Lee Yong Guk	May 11, 1964	Outside Director	March 25, 2021	March 2026
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2026
Kwak Su Keun	Aug. 16, 1953	Outside Director	March 25, 2021	March 2026
Song Seongjoo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2026
Choi Young-Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2026
Yang In Jip	Jul. 16, 1957	Outside Director	March 26, 2025	March 2027
Chun Myosang	May. 20, 1980	Outside Director	March 26, 2025	March 2027

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

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

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Lee Yong Guk has been our outside director since March 25, 2021. Mr. Lee is a clinical professor at Seoul National University, School of Law. Mr. Lee currently serves as Senior Counsel at Cleary Gottlieb Steen & Hamilton LLP. Mr. Lee received a J.D. from Harvard University Law School.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and economist with a high awareness of Northeast Asian economics. Ms. Kim received a Ph.D. in economics from Osaka City University.

Kwak Su Keun has been our outside director since March 25, 2021. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a Ph.D. in business administration from University of North Carolina Chapel Hill.

Song Seongjoo has been as our outside director since March 26, 2024. Ms. Song currently serves as a professor of statistics at Korea University since 2012 and Director of the Korea Risk Management Society.

Ms. Song was previously an Advisory Professor, Economic Statistics Division, Bank of Korea. Ms. Song received a Ph. D in Statistics from University of Chicago.

Choi Young-Gwon has been as our outside director since March 26, 2024. Mr. Choi currently serves as an Adjunct Professor, Graduate School of Business Administration, Sogang University and Adjunct Professor, College of Business Administration, Soongsil University. Mr. Choi previously served as the chief executive officer of Woori Asset Management in 2019-2023. Mr. Choi received a Ph.D. in Financial Management from Soongsil University.

Yang In Jip has been our outside director since March 26, 2025. Mr. Yang is the founder and currently serves as the chief executive officer and chairman of Onycom, Inc. Mr. Yang was previously the head of overseas operations at Hite Jinro and the president of the Korean Chamber of Commerce in Japan.

Chun Myosang has been our outside director since March 26, 2025. Ms. Chun currently serves as the Head of Planning and Administration at SmartNews Inc. and is a Certified Public Accountant in Japan. Ms. Chun previously served as a manager at KPMG FAS and as a research and accounting advisor at the Development Bank of Japan.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers.

Name	Date of Birth	Position	In Charge of
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer	Strategic Planning Team PR Team Brand Strategy Team Digital Strategy Part
Chun Sang Yung	Jul. 25, 1969	Deputy President and Chief Financial Officer	Finance Management Team Investor Relations Part Accounting Part Group Business Synergy Part
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center Management Support Team SDGs Planning Team Corporate Social Responsibility Team
Park Hyun Joo	Apr. 22, 1965	Deputy President and Chief Consumer Protection Part	Group Consumer Protection Part
Lee Youngho	Oct. 17, 1970	Executive Director and Chief Compliance Officer	Compliance Part
Bang Dong-kwon	Feb. 10, 1966	Deputy President and Chief Risk Officer	Risk Management Part
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer	Group Audit Part
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Part	Group Digital Part

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

Chun Sang Yung has been our deputy president and chief finance officer since January 1, 2024. Mr. Chun previously served as the head of group synergy division and business management division of Shinhan Financial Group. Mr. Chun received a bachelor’s degree in business management from Yonsei University.

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

Lee Youngho has been our executive director and chief compliance officer since January 1, 2025. Mr. Lee previously served as general manager of compliance department and chief compliance officer at Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Sogang University.

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

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2024 was ~~W~~5.3 billion, consisting of ~~W~~3.2 billion in salaries and wages and ~~W~~2.1 billion in bonus payments.

We do not offer any service contracts to outside directors upon their retirement, but we may offer such service contracts to certain members of our senior management upon termination of their employment with us. We do not pay any severance payment to outside directors upon their retirement, but we pay fixed sums of severance payment to members of our senior management pursuant to our internal guidelines on severance payments. In 2024, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. We did not record any accrued expense for stock options in 2024.

Since April 1, 2010, we have granted performance shares (“PS”) to certain high-ranking officers of select group companies. PS represents a stock-based long-term compensation system, wherein virtual shares backed by the Group’s common stock are granted. The total number of PS awarded is determined by assessing the performance of the affiliated company over a four-year operating period commencing from the date of grant. Upon the conclusion of this operating period, cash payments will be made to the holders based on the stock price of the Group at that time.

No performance shares have been granted to outside directors. In 2024, we recognized ~~W~~16.4 billion as accrued expenses for performance shares.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons is ~~W~~500 million or greater.

In 2024, Jin Okdong, our Chief Executive Officer, received ~~W~~1,522 million, consisting of salaries and wages. In addition, in 2024, Mr. Jin was granted 23,587 performance shares. The exercisability of these performance shares will be determined based on a review of our business performance and share price movements during four years, beginning with the fiscal year in which such shares were granted.

The Group determines annual incentive compensation by conducting performance evaluations. Performance measures include quantitative measures, such as total shareholder return, profitability, risk-adjusted return, nonperforming loan ratios before sales and write-offs and efficiency ratios, as well as qualitative measures such as the achievement of pre-established strategic initiatives. The Group determines long-term incentive compensation by conducting performance evaluations over a four-year period. Performance measures include quantitative measures, such as the relative stock price performance, adjusted ROE/ROTCE and non-performing loans ratio. The maximum number of performance shares that may be granted to directors of the board of the Group in respect of the fiscal year 2024 has been set at 30,000 shares in the aggregate.

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

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for recommending candidates for independent directors and members of audit committee currently consists of four outside directors, namely Choi Jae Boong (Chair), Kim Jo Seol, Jin Hyun-duk and Song Seongjoo. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions, audit committee members and related matters. However, when the procedure for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee and in this case, all outside directors are deemed as enrolled. The committee meetings are called by the chairman of this committee, who must be an outside director. This committee is responsible and authorized for: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

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

At the holding company level, we had 171, 173 and 173 regular employees as of December 31, 2022, 2023 and 2024, respectively, almost all of whom are employed within Korea. Our subsidiaries had 22,700, 20,528 and 20,025 regular employees as of December 31, 2022, 2023 and 2024, respectively, almost all of whom are employed within Korea. In addition, we had seven, seven and seven non-regular employees at the holding company level as of December 31, 2022, 2023 and 2024, respectively, and 2,041, 2,006 and 1,891 non-regular employees at the subsidiary level as of December 31, 2022, 2023 and 2024, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 1.21% were managerial or executive employees.

As of December 31, 2024, (i) 8,493 employees of Shinhan Bank and 319 employees of Jeju Bank were members of the Korean Financial Industry Union, (ii) 2,112 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union and (iii) 1,723 employees of Shinhan Securities, 1,121 employees of Shinhan Life Insurance, 214 employees of Shinhan Fund Partners and 13 employees of Shinhan EZ General Insurance were members of the Korea Finance & Service Workers’ Union.

Under Korean law, we may not terminate full time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.5% of employee wages, and each employee contributes 4.5% of his or her wages, to the National Pension Management Corporation. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees both regular pension payments and a lump sum payment upon termination of employment. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) offer of varied forms of payment, i.e., regular pension payments and a lump sum payment, upon termination of employment; (3) offer to employees the option to make investment decisions for his or her individual pension account and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employee a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2022, 2023 and 2024, we recognized liabilities (asset) for defined benefit obligations of ~~W~~(442) billion, ~~W~~(47) billion and ~~W~~(117) billion, respectively. See Note 26 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of March 18, 2025, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 88,141 shares of our common stock, representing approximately 0.02% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain pre-emptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2024, the employee stock ownership association owned 24,861,162 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. On March 18, 2015, the exercise period for all outstanding stock options expired, except for a limited number of stock options for which exercise of such stock options (and hence the expiration of the exercise period as well) were suspended by a resolution of the board of directors in December 2010. In May 2017 and September 2017, by a resolution of the board of directors, we lifted such suspension for a portion of the stock options. As of December 31, 2024, there were no unexercisable stock options.

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

ITEM 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2024.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service(1)	43,164,599	8.57%
BlackRock Fund Advisors(2)	27,333,666	5.43%
Shinhan Financial Group Employee Stock Ownership Association	24,861,162	4.94%
Citibank, N.A. (ADR Department)	18,225,698	3.62%
IMM	16,008,255	3.18%
NORGES BANK	11,359,845	2.26%
KT	10,877,651	2.16%
Centennial Investment Limited	9,742,430	1.94%
Vanguard Total International Stock Index	6,782,344	1.35%
NATWEST TSTEE N DPSTRY SRVCS LTD RE ST JAMES’S PL GBL EQ INC	5,591,349	1.11%
Others	329,498,326	65.45%

Total	503,445,325	100.00%

Note:

(1)

On March 26, 2025, we reported that the number of common shares owned by our largest shareholder, National Pension Service, decreased to 43,318,455 shares of common stock (representing 8.60%, as of March 21, 2025).

(2)	Number of shares based on Form SC 13G/A filed by BlackRock, Inc. on February 5, 2024.

As of December 31, 2024, the number of treasury shares held by us is 4,585,561 common shares, which do not have voting rights. Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly own more than 1% of our issued and outstanding voting securities or otherwise exercise control or could exercise control over us. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share.

As of December 31, 2024, the latest date on which we closed our shareholders’ registry, 839 shareholders of record were notated as U.S. persons, holding in the aggregate 26.7% of our then total outstanding shares (including Citibank, N.A., as the depositary for our American depositary shares, each representing one share of our common stock effective October 15, 2012, prior to which each American depositary share represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 49 of the notes to our consolidated financial statements included in this annual report.

In December 2001, BNP Paribas acquired 4.00% of our common stock in return for an investment of approximately ~~W~~155 billion in cash pursuant to an alliance agreement. Under the terms of the alliance agreement, for so long as BNP Paribas does not sell or otherwise transfer (except to any of its wholly-owned subsidiaries) any portion of its ownership interest in our common stock and maintains, after any issuances of new shares by us from time to time, its shareholding percentage of not less than 3.5% of our issued common stock, we are required to call a meeting of our shareholders to recommend that one nominee of BNP Paribas be elected to our board of directors. In addition, under the alliance agreement, BNP Paribas has the right to subscribe for new issuances of our common shares in the event that such new issuances would result in the dilution of the shareholding percentage of BNP Paribas below 3.5%. As of December 31, 2023, BNP Paribas held 18,690,310 shares, or 3.65% of our total common stock. On March 27, 2024, BNP Paribas sold all of the shares it previously held, and accordingly we are no longer required to recommend a nominee of BNP Paribas to be elected to our board of directors.

As of December 31, 2022, 2023 and 2024, we had principal loans outstanding to our directors, executive officers and their affiliates in the principal amount of ~~W~~6.6 billion, ~~W~~5.0 billion and ~~W~~3.4 billion, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from the normal course of business. As of December 31, 2024, we and our subsidiaries were defendants in pending lawsuits (including regulatory proceedings) in the aggregate claim amount of ~~W~~1,191 billion, for which we recorded a provision of ~~W~~115 billion. We also recorded additional ~~W~~5 billion for insurance contract liabilities (liability for incurred claims) for litigations, etc.

In 2021, the Financial Supervisory Service imposed a total of eight penalties against Shinhan Securities for regulatory violations, totaling ~~W~~4,088 million in fines, which include a fine of ~~W~~1,800 million for certain employees’ violation of conflict of interest obligations in connection with the Lime Asset incident and a fine of ~~W~~1,160 million for violation of rules against advertising certain money trust products. In 2022, the Korea Exchange imposed a total of four penalties on Shinhan Securities for regulatory violations, totaling ~~W~~2.0 million in fines. In 2022, the Financial Supervisory Service imposed a total of four penalties against Shinhan Securities for regulatory violations, totaling ~~W~~600.9 million in fines. In November 2023, the Financial Services Commission imposed a fine of ~~W~~50 million on Shinhan Securities for alleged violations of the Act on Corporate Governance Of Financial Companies. In 2023, the Financial Supervisory Service imposed a total of six penalties against Shinhan Securities for regulatory violations, totaling ~~W~~2.26 billion in fines. In March 2024, the Financial Services Commission imposed a fine of ~~W~~42 million on Shinhan Securities for allegedly failing to confirm the information provided to customers when selling financial investment products. In June 2024, a fine of ~~W~~80 million was imposed for alleged violations of program controls that requires availability testing of authentication system in the mobile trading system. In October 2024, the Financial Services Commission imposed a fine of ~~W~~100 million for the failure to provide adequate training to individual retirement pension subscribers. Additionally, in 2024, the Financial Services Commission imposed a penalty of ~~W~~808 million on Shinhan Securities for alleged violations of the obligation to submit a securities registration statement as required for the offer of certain derivative-linked securities.

In January 2020, the Financial Supervisory Service notified Shinhan Life Insurance of an institutional caution and imposed an administrative fine of ~~W~~266 million for allegedly omitting certain information regarding the level of expenses deducted from premiums paid when selling savings insurance products over the telephone. The Financial Supervisory Service imposed a fine of ~~W~~ 80 million on Shinhan Life Insurance in January 2024 for alleged violations of insurance rate calculation principles and management standards for essential documents. In May 2024, the Financial Supervisory Service imposed a fine of ~~W~~25.2 million on Shinhan Life Insurance for allegedly failing to fulfill the duty to explain, along with an additional penalty of ~~W~~25 million. In November 2024, the Financial Supervisory Service imposed a penalty of ~~W~~192 million for alleged violations related to the solicitation of insurance contracts. In February 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional warning and imposed an administrative fine of ~~W~~2.1 billion for reasons including alleged violation of internal regulations and reporting procedures in connection with Shinhan Bank’s designation as the primary bank for Seoul Metropolitan Government in 2018. In March 2021, the Financial Supervisory Service notified Shinhan Bank of an institutional caution and imposed an administrative fine of ~~W~~31.2 million for alleged violation of the safety standard in operating its information system in respect of the electronic financial transaction and alleged negligence in notifying its customers of the errors occurred to the electronic financial transaction and measures taken to correct the errors. On July 31, 2023, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension, a fine of ~~W~~1.2 million and an administrative fine of ~~W~~ 174 million on Shinhan Bank in connection with Shinhan Bank’s alleged violation of regulations and reporting procedures in connection with foreign exchange transactions. In October 2024, the Financial Supervisory Service issued an institutional warning to Shinhan Bank for allegedly failing to adequately manage and supervise the anti-money laundering obligations of Shinhan Bank America. In November 2024, the Financial Supervisory Service imposed a fine of ~~W~~180 million on Shinhan Bank for allegedly breaching its obligation to avoid unsound business practices by holding certain customers’ accounts without approval.

In January 2021, the Financial Services Commission imposed a fine of ~~W~~28.8 million on Shinhan Card citing failure to discard personal information after transaction. On December 21, 2023, the Financial Services Commission notified Shinhan Card of an institutional caution and imposed a fine of ~~W~~50 million on Shinhan Card for alleged violation of security authorization standard of its mobile application. In February 2024, the Financial Services Commission imposed a fine of ~~W~~80 million on Shinhan Card for alleged violations of the duty to maintain the accuracy and timeliness of client credit information.

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

Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Securities and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. On October 6, 2020, the Financial Supervisory Service imposed a partial 6-month business suspension and a fine of ~~W~~4 billion on Shinhan Securities, and a suspension from duties on one former CEO and a cautionary warning on another former CEO of Shinhan Securities in connection with alleged violations of the Capital Markets Act and the Act on Real Name Financial Transactions and Confidentiality in failing to properly monitor its employees involved in the sale of certain money trust products. On November 12, 2021, a fine of ~~W~~1.8 billion on Shinhan Securities was confirmed. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of ~~W~~8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of ~~W~~50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. On July 11, 2022, the partial business suspension and the fine of ~~W~~5.7 billion on Shinhan Bank and a cautionary warning to the CEO of Shinhan Bank were confirmed. On November 30, 2023, a final resolution by the Financial Services Commission confirmed a fine of ~~W~~50 million for Shinhan Financial Group, Shinhan Bank and Shinhan Securities for violating the obligation to establish internal control standards under the Corporate Governance Act, as well as an institutional caution and a caution to the CEO of Shinhan Financial Group.

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

In June 2020, the Financial Supervisory Service launched an investigation into Discovery Asset Management Co., Ltd. (“Discovery Asset”), which operated funds that invested in certain funds in the U.S. managed by Direct Lending Investment, LLC (“DLI”). In April 2019, the U.S. Securities and Exchange Commission obtained a preliminary injunction and order appointing a receiver to freeze DLI’s funds based on the complaint that DLI fabricated values of its assets under management and reported returns. In response, Discovery Asset suspended withdrawals from funds under its management, thereby freezing approximately ~~W~~256 billion in total of its investors’ funds as of April 2019. While neither Shinhan Bank nor Shinhan Securities was involved in sale of such DLI-related funds structured by Discovery Asset, Shinhan Bank and Shinhan Securities did sell other Discovery Asset funds (affected by such suspension of withdrawal) to investors in Korea. Between 2017 and 2019, Shinhan Bank and Shinhan Securities sold ~~W~~93.6 billion and ~~W~~29.5 billion, respectively, of such Discovery Asset products (unrelated to DLI funds), of which Shinhan Bank and Shinhan Securities have recovered ~~W~~45.1 billion and ~~W~~22.7 billion, respectively, from Discovery Asset. In 2022, Shinhan Bank completed its voluntary settlement process with substantially all of such investors in Discovery Asset funds.

From May 2017 to December 2018, Shinhan Securities sold ~~W~~390.7 billion of certain German Heritage derivative-linked securities (“German Heritage DLS Products”). As of December 31, 2024, the principal amount of German Heritage DLS Products that have become eligible for payment but for which payment has been delayed is ~~W~~366.4 billion. The German Heritage DLS Products are derivative-linked trust products where performance is based on underlying Singapore funds that invest in Germany’s monument status building development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS Products as recovery on the underlying funds has been delayed. In March 2020, the board of directors of Shinhan Securities resolved to advance 50% of the investment to investors of German Heritage DLS Products whose maturity redemption was delayed. On November 21, 2022, the Financial Dispute Mediation Committee of the Financial Supervisory Service issued a non-binding recommendation to fully return the investment to the investors of the German Heritage DLS Product. On December 27, 2022, the board of directors of Shinhan Securities decided not to accept this non-binding recommendation and resolved to compensate investors at a rate of 100% for general investors and 80% to 95% for professional investors. As of December 31, 2024, Shinhan Securities has completed a voluntary settlement process totaling ~~W~~ 365.7 billion with most investors of the German Heritage DLS product according to the aforementioned criteria.

The prepayments made or to be made by Shinhan Bank and Shinhan Securities to investors of Lime Asset funds and Discovery Asset funds, respectively, as explained above, have been or will be, as the case may be, settled at the time of recovery of the underlying funds. If the amount recovered on the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Securities may not be able to recover from investors the amount of the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.

During the fiscal year 2024, Shinhan Bank and Shinhan Securities recorded ~~W~~27.3 billion and ~~W~~7.9 billion, respectively, in provisions for credit loss allowance to account for expected future losses associated with financial products, including Lime Asset, Discovery Asset and German Heritage DLS Products. Depending on a variety of factors, including those outside the control of Shinhan Bank or Shinhan Securities, such as the performance of the underlying funds and progression of discussions with investors, Shinhan Bank or Shinhan Securities may record additional provisions for credit loss allowance to account for expected future losses from these or other financial products, and there is no guarantee that such amounts, if any, will not be significant. In response to increased incidents involving alleged improper sales of financial products such as those involving Lime Asset products, Discovery Asset products and German Heritage DLS Products, we have taken additional measures to improve our risk management systems and internal controls to prevent similar incidents. Shinhan Bank and Shinhan Securities have each updated their internal controls and performance evaluation systems and have made improvements to various stages of the sales cycle for financial products. For example, Shinhan Bank and Shinhan Securities have both upgraded their product review departments (which were initially under the investment products and services divisions) to independent divisions, thereby facilitating independent review and thorough assessment of the merits of financial products prior to such products being sold through sales channels. In addition, we have modified the composition of key performance indicators used as a basis for personnel evaluations and promotions to move away from simply increasing the volume of sales, thereby further incentivizing employees to adhere to prudent sales practices and avoid speculative or high risk sales.

In January 2024, the Financial Supervisory Service commenced an investigation into an alleged violation of, among others, the Financial Consumer Protection Act that occurred during past sales by Shinhan Bank and by other banks in Korea of Hong Kong H-Index-based equity linked trust products (“H-Index ELT”). If Hong Kong H-Index remains at current levels, customers who have purchased such H-Index ELT are expected to incur significant losses upon maturity of such products. While we intend to fully cooperate with the investigations by the Financial Supervisory Service, it is not currently possible to predict the final outcome of such investigations and the potential impact they may have on us. On March 11, 2024, the Financial Supervisory Service announced dispute resolution criteria that may be voluntarily applied by each financial institution in determining compensation for investors who suffered losses due to such institution’s alleged incomplete sales of H-Index ELT. On March 29, 2024, Shinhan Bank announced that its board of directors has resolved to initiate voluntary settlement process with the investors based on the guideline announced by the Financial Supervisory Service and began discussions with the investors starting April 2024. As of February 14, 2025, the consent rate for voluntary compensation has reached 93.2% (based on the number of accounts), and total compensation of ~~W~~182 billion has been made to such investors.

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

In June 2022, Shinhan Bank voluntarily reported to the Financial Supervisory Service certain overseas wire transfers made in 2020 and 2021 which Shinhan Bank had detected as unusual based on its internal monitoring system. After similar activities were also reported by another major Korean bank, the Financial Supervisory Service launched an investigation in August 2022 into wire transfers made under similar circumstances across all major banks in Korea, including Shinhan Bank. In an interim report released in September 2022, the Financial Supervisory Service reported that approximately more than US$7.2 billion of suspicious overseas wire transfers were made through 12 banks, of which approximately US$2.36 billion had been wired through Shinhan Bank and that at least some of these transfers were allegedly related to cryptocurrency arbitrage transactions. The Financial Supervisory Service and the Seoul Central District Prosecutor’s Office investigated these wire transfers and the parties involved, including in relation to any violation of certain monitoring and reporting obligations under the Foreign Exchange Transactions Act of Korea and the Act on Reporting and Use of Certain Financial Transaction Information of Korea. In December 2022, the Financial Supervisory Service made a recommendation to improve Shinhan Bank’s fraud detection system, including allocating sufficient staff and establishing a computer system dedicated to identifying digital asset-related transactions and assessing risks related to digital asset management. In February 2024, the Financial Supervisory Service imposed a sanction on commercial banks in connection with such overseas wires transfers, including Shinhan Bank, and imposed temporary suspension of 2.6 months on one of Shinhan Bank’s branches, an administrative fine of ~~W~~ 12 million, and an administrative penalty of ~~W~~174 million to Shinhan Bank. On October 11, 2024, Shinhan Securities announced a financial incident involving significant losses due to off-scope trading of futures within its Exchange-Traded Fund Liquidity Provider department, as well as the discovery of false swap transactions being registered, amounting to approximately ~~W~~130 billion. The Financial Supervisory Service is currently investigating this financial incident and has stated that appropriate measures may be taken if illegal or improper business practices are discovered.

Although we plan to rigorously defend our positions in the lawsuits or other regulatory proceedings against us, it is difficult to predict the final outcome of these proceedings and the potential impact these proceedings and related events may have on our financial condition, equity or results of operations. The total amount in dispute or amounts subject to regulatory action may increase during the course of these legal claims and regulatory actions, and other lawsuits may be brought against us based on similar allegations. Accordingly, we cannot assure you that these proceedings and related events will not have an adverse effect on our business, financial condition and results of operations. For further details of these and other litigations, see Note 47 of the notes to our consolidated financial statements.

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

	Korea Exchange			New York Stock Exchange
	Closing Price per Common Stock		Average Daily Trading Volume	Closing Price per ADS		Average Daily Trading Volume
	High	Low	(Shares)	High	Low	(ADSs)
2020	42,750	22,200	2,366,124	37.45	17.37	144,214
2021	43,000	30,650	1,784,390	39.07	27.67	112,478
2022	43,200	33,400	1,303,530	34.60	23.00	154,790
2023	44,900	32,500	1,153,125	36.62	25.13	129,154
First Quarter	44,900	34,300	1,709,502	36.62	25.59	151,879
Second Quarter	35,900	33,850	1,133,213	27.74	25.69	123,019
Third Quarter	38,000	32,500	962,360	28.49	25.13	120,840
Fourth Quarter	40,150	34,100	795,571	31.12	25.13	121,141
2024	61,400	36,350	1,784,793	45.71	27.23	135,883
First Quarter	51,500	36,350	2,701,479	37.94	27.23	133,527
Second Quarter	49,000	40,550	1,473,797	36.12	29.33	114,631
Third Quarter	61,400	47,850	1,583,399	45.71	34.61	124,178
Fourth Quarter	58,100	47,650	1,378,700	43.20	32.87	164,468
October	58,100	51,300	1,264,969	43.20	37.82	146,965
November	57,000	53,000	1,276,030	41.29	38.18	133,879
December	56,400	47,650	1,600,233	38.86	32.87	212,772
2025 (through April 11)	51,100	43,600	1,331,614	35.51	29.04	271,965
January	51,100	47,750	1,022,593	35.51	32.71	188,107
February	51,000	45,850	1,615,375	35.32	31.95	340.514
March	48,950	44,650	1,290,180	33.46	31.04	279,548
April (through April 11)	48,700	43,600	1,411,150	33.27	29.04	295,908

Source: Korea Exchange; New York Stock Exchange.

ITEM 9.B.	Plan of Distribution

Not applicable.

ITEM 9.C.	Markets

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

As of December 30, 2024, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~1,963 trillion. The average daily trading volume of equity securities for 2024 was approximately 487 million shares with an average transaction value of ~~W~~10,742 billion.

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

	Opening(1)	High	Low	Closing
2020	2,175.17	2,873.47	1,457.64	2,873.47
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023	2,225.67	2,667.07	2,218.68	2,655.28
2024	2,669.81	2,891.35	2,360.58	2,399.49
2025 (through April 14)	2,398.94	2,671.52	2,293.70	2,455.89

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

		Total Market Capitalization		Average Daily Trading Volume, Value
Year	Number of Listed Companies	(Millions of Won)	(Thousands of Dollars)(1)	Thousands of Shares	(Millions of Won)	(Thousands of Dollars)(1)
2020	795	1,980,543,162	1,823,536,656	895,256	12,200,417	11,233,235
2021	818	2,203,366,546	1,853,749,408	1,039,479	15,424,224	12,976,800
2022	820	1,767,235,221	1,402,345,041	595,197	9,008,398	7,148,387
2023	834	2,126,372,516	1,649,117,819	538,210	9,602,689	7,447,409
2024	843	1,963,328,801	1,328,458,489	486,868	10,741,556	7,268,121
2025 (through April 14)	845	2,011,102,253	1,379,640,703	483,018	10,575,576	7,254,975

Source: Korea Exchange

Note:

(1)	Converted at the Noon Buying Rate at the end of the periods indicated.

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

Our articles of incorporation, which was last amended on March 26, 2025, is annexed to this annual report as Exhibit 1.1.

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

General

As of December 31, 2024 and as of the date hereof, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation provide that we are authorized to issue shares of preferred stock up to one-half of all of the issued and outstanding shares. Furthermore, through an amendment of the Articles of Incorporation, we have created new classes of shares in addition to the common shares and the preferred shares. As of December 31, 2024, the number of our issued and outstanding common shares was 503,445,325.

On January 25, 2007, we issued 28,990,000 Series 10 redeemable preferred shares and 14,721,000 Series 11 redeemable convertible preferred shares as part of our funding for the acquisition of LG Card, all of which were redeemed on January 25, 2012. On April 21, 2011, as part of funding for partial redemption of the Series 10 redeemable preferred stock and the Series 11 redeemable convertible preferred stock, we issued 11,100,000 shares of the Series 12 non-voting redeemable preferred stock, all of which were redeemed on April 21, 2016. On May 1, 2019, as part of funding for the acquisition of Orange Life Insurance, we issued 17,482,000 shares of non-voting convertible preferred stock through third-party allotment at a price of ~~W~~42,900. In addition, we issued 8,232,906 shares of common stock in relation to a comprehensive stock exchange between Shinhan Financial Group and Orange Life Insurance on January 28, 2020. On May 1, 2023, 17,482,000 shares of our convertible preferred stock issued on May 1, 2019 have been automatically converted to common stock. See “— Description of Preferred Stock.”

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

All of the issued and outstanding shares are fully-paid and non-assessable, and are in registered form. As of December 31, 2024, our authorized but unissued share capital was 491,969,114 shares. We may issue the unissued shares without further shareholder approval but subject to a board resolution as provided in the Articles of Incorporation. See “— Distribution of Free Shares.” The par value of our common shares per share is ~~W~~5,000.

Dividends

Dividends are distributed to shareholders in proportion to the number of shares of the relevant class of capital stock owned by each shareholder following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares (such as the common shares representing the American depositary shares (“ADSs”)) for the year in which the new shares are issued. We declare our dividend annually at the annual general meeting of shareholders which is held within three months after the end of the fiscal year. Once declared, the annual dividend must be paid to the stockholders of record as of the end of the preceding fiscal year within one month after the annual general meeting unless otherwise resolved thereby. Annual dividends may be distributed either in (i) cash or (ii) shares provided that shares must be distributed at par value. In addition to the annual dividend, we may also distribute cash dividends to the stockholders of record as of the end of March, June and September of each year upon a resolution by the board of directors. Under the Korean Commercial Code we do not have an obligation to pay any annual dividend unclaimed for five years from the scheduled payment date.

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

The table below sets forth the cash dividend per share of common stock and the cash dividend per share of preferred stock declared by us in respect of the years ended December 31, 2022, 2023 and 2024.

Dividends

	For the Years Ended December 31,
	2022		2023		2024

	(In Won and US$)
Cash dividends per share of common stock:
In Korean Won	~~W~~	2,065	~~W~~	2,100	~~W~~	2,160
In U.S. Dollars(1)						$1.47
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	2,065	~~W~~	525	~~W~~	—
In U.S. Dollars(1)						$—

Note:

(1)

Won amounts for the year ended December 31, 2024 have been expressed in U.S. Dollars at the rate of ~~W~~1,477.9 to US$1.00, the Noon Buying Rate in effect on December 31, 2024, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

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

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, have a preemptive right, subject to certain exceptions, to subscribe for up to 20% of the shares publicly offered pursuant to the Financial Investment Services and Capital Markets Act. However, this right is exercisable only to the extent that the total number of shares so acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and shares then outstanding. As of December 31, 2024, the employee stock ownership association owned 24,861,162 shares, or 4.9%, of our common stock.

Corporate Value Up Plan

In February 2024, the Government announced a corporate value-up support plan for listed companies, encouraging voluntary disclosures with the aim of improving valuations. In response, upon discussion among our board of directions, we announced our Corporate Value Up Plan in July 2024, which includes specific goals through 2027 of improving return on equity and implementing shareholder return policies focused on share buybacks and cancellations. We plan to continue engaging with our shareholders and other market participants and strive to enhance our corporate value. However, such goals are subject to a number of factors and uncertainties, many of which are beyond our control, and no assurance can be given that we will be able to achieve such goals in a timely manner or at all.

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

The Korean Commercial Code and the Articles of Incorporation permit our board of directors to set a record date which must be publicly announced at least two weeks’ prior to such date, and/or close the register of shareholders for not more than three months for the purpose of determining the shareholders entitled to certain rights pertaining to the shares. The trading of shares and the delivery of certificates in respect thereof may continue while the register of shareholders is closed.

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

On May 1, 2023, 17,482,000 shares of our convertible preferred stock issued on May 1, 2019 have been automatically converted to common stock.

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

Securities Transaction Tax

If you transfer common shares through the Korea Exchange, you will not be subject to a securities transaction tax but will be subject to an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate 0.35% but will not be subject to an agriculture and fishery special surtax.

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

(ii)

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, as well as the Treaty, all of which are subject to change, perhaps retroactively. It is for general purposes only and you should not consider it to be tax advice. In addition, it assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or one of certain other financial institutions;

•	a dealer in securities or currencies;

•	an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding common shares or ADSs as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such an entity);

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

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

Passive Foreign Investment Company Rules

Based upon the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a PFIC for 2024, and we do not expect to be a PFIC in 2025 or to become one in the foreseeable future, although there can be no assurance in this regard. PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets.

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

In certain circumstances, you could make a mark-to-market election (under which in lieu of being subject to the special rules discussed above, you will include gain on our common shares or ADSs on a mark-to-market basis as ordinary income), provided that our common shares or ADSs are regularly traded on a qualified exchange or other market. Our common shares are listed on the Korea Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable U.S. Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the common shares are or will continue to be “regularly traded” for purposes of the mark-to-market election. Our ADSs are currently listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs are or will continue to be “regularly traded.” If you make a valid mark-to-market election, for each year that we are a PFIC you will include as ordinary income the excess of the fair market value of your common shares or ADSs at the end of the year over your adjusted tax basis in the common shares or ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the common shares or ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC any gain you recognize upon the sale or other disposition of your common shares or ADSs will be treated as ordinary income, and any loss will be treated as ordinary loss, but such loss will be ordinary only to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter will be capital loss.

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

Depositary Fees and Charges

Under the terms of the Deposit Agreement in respect of our ADSs, the holder of ADSs may be required to pay the following fees and charges to Citibank, N.A., acting as depositary for our ADSs:

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

Depositary Payments for the Fiscal Year 2024

In 2024, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	92,417.84
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e., non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection to the preparation of our Form 20-F for the fiscal year 2024	US$	725,728.01

Total:	US$	818,145.85

Note: The amounts provided above are after deduction of applicable of U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2024 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2024. KPMG Samjong has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in its report included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG Samjong’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of four outside directors, namely Kwak Su Keun (Chair), Yoon Jaewon, Bae Hoon and Lee Yong Guk. Our board of directors has determined that Kwak Su Keun, the chair of our Audit Committee is an “audit committee financial expert,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Kwak Su Keun, Yoon Jaewon, Bae Hoon, and Lee Yong Guk are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required under Section 406 of the Sarbanes-Oxley Act of 2002, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. We have not granted any waiver, including an implicit waiver, from a provision of the code of ethics to any of the above-mentioned officers during our most recently completed fiscal year. As a further detailed guideline to the code of ethics, we have also adopted a code of ethics applicable to all the officers and employees of our holding company and our subsidiaries and established a supplemental code of behavior for all officers and employees of our holding company and our subsidiaries in order to provide additional guideline for the performance of their work-related duties as well as their daily behavior. Our code of ethics outlines seven standards that all employees must adhere to, which encompass guidelines for customers, shareholders and investors, society, interactions among employees, performance of duties, external communications, and relationships with partner companies and competitors. Additionally, our employees are required under our code of ethics to report internal misconduct, prevent money laundering, manage internal accounting, and ensure transparent financial reporting. In the event of a violation of our code of ethics, employees may face penalties and disciplinary actions in accordance with applicable laws and internal regulations. Our code of ethics is available on our website www.shinhangroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2022, 2023 and 2024, for various types of services and a brief description of the nature of such services. Samil PricewaterhouseCoopers, a Korean independent registered public accounting firm, was our principal auditors for the year ended December 31, 2022. KPMG Samjong Accounting Corp., a Korean independent registered public accounting firm, was our principal auditors for the years ended December 31, 2023 and 2024 and we currently expect KPMG Samjong Accounting Corp. to serve as our principal auditors for the year ended December 31, 2025.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2022		2023		2024
	(In millions of Won)
Audit fees	~~W~~	12,807	~~W~~	14,580	~~W~~	13,246	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		373		370		130	Assurance services rendered in the ordinary course of our business
Tax fees		—		—		—	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the three categories above.

Total	~~W~~	13,180	~~W~~	14,950	~~W~~	13,376

Our Audit Committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests for audit and non-audit services for us or our subsidiaries must, in the first instance, be submitted to our Audit Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Kwak Su Keun, the chair of our Audit Committee, and he is required to report any approvals made by him to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

Any other audit or permitted non-audit service must be pre-approved by the Audit Committee on a case-by-case basis. Our Audit Committee did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2024	—		—	—	—
February 1 to February 29(1)	1,700,000	~~W~~	43,114	1,700,000	$48,869,711
March 1 to March 31(1)	1,666,257	~~W~~	46,035	1,666,257	$0
April 1 to April 30	—		—	—	—
May 1 to May 31(2)	1,600,000	~~W~~	47,675	1,600,000	$51,085,657
June 1 to June 30(2)	1,575,153	~~W~~	46,802	1,575,153	$73,226,984
July 1 to July 31(2)	2,300,000	~~W~~	53,743	2,300,000	$17,283,179
August 1 to August 31(2)	472,736	~~W~~	55,826	472,736	$0
September 1 to September 30	—		—	—	—
October 1 to October 31(3)	600,000	~~W~~	54,623	600,000	$115,190,865
November 1 to November 30(3)	3,100,000	~~W~~	55,224	3,100,000	$33,267,936
December 1 to December 31(3)	885,560	~~W~~	51,982	885,560	$0

Total	13,899,706	~~W~~	50,361	13,899,706	0

Note:

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea during the periods indicated above, acquisition of up to ~~W~~150 billion worth of treasury shares between February 9, 2024, and May 9, 2024, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on February 8, 2024. We completed such purchases on March 20, 2024 and canceled all such shares on March 22, 2024.

(2)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea during the periods indicated above, pursuant to a trust agreement for the acquisition of up to ~~W~~300 billion worth of treasury shares between April 29, 2024, and October 28, 2024, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on April 26, 2024. We completed such purchases on October 28, 2024 and canceled all such shares on November 1, 2024.

(3)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea during the periods indicated above, pursuant to a trust agreement for the acquisition of up to ~~W~~400 billion worth of treasury shares between October 18, 2024, and April 27, 2025, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on October 25, 2024. We completed such purchase on January 31, 2025, and we plan to cancel all such shares during the second quarter of 2025.

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

Majority of Independent Directors on the Board

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a board the majority of which is comprised of independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. While as a foreign private issuer, we are exempt from this requirement, but our board of directors is in compliance with this requirement as it currently consists of 11 directors, of which 9 directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act. 9 of our directors are also “outside directors” as defined in the Financial Holding Companies Act of Korea. An “outside director” for purposes of the Act on Corporate Governance of Financial Companies and the Korean Commercial Code means a director who does not engage in the regular affairs of the financial holding company, and who is elected at a shareholders’ meeting, after having been nominated by the outside director nominating committee, and none of the largest shareholder, those persons “specially related” to the largest shareholder of such company, persons who during the past two years have served as an officer or employee of such company, the spouses and immediate family members of an officer of such company, and certain other persons specified by law may qualify as an outside director of such company. Under the Korea Exchange listing rules and the Korean Commercial Code, at least one-fourth of a listed company’s directors must be outside directors. In the case of “large listed companies” as defined under the Korean Commercial Code or “large financial companies” as defined under the Act on Corporate Governance of Financial Companies, like us, a majority of the directors must be outside directors provided that there must be at least three outside directors.

Executive Session

Under the NYSE listing rules, non-management directors of U.S. companies listed on the NYSE are required to meet on a regular basis without management present and independent directors must meet separately at least once per year. While there is no such requirement under Korean law or listing standards or our internal regulations, our non-executive directors hold executive sessions as needed in accordance with the Regulation of the Board of Directors.

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

Nomination/Corporate Governance Committee

Under the NYSE listing rules, U.S. companies listed on the NYSE must have a nomination/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. Under the Korean Commercial Code and other applicable laws, large listed companies, financial holding companies, commercial banks, and certain other financial institutions are required to have an outside director nominating committee of which at least one-half of its members are required to be outside directors. However, there is no requirement to establish a corporate governance committee under applicable Korean law. Our outside director nominating committee consists of a majority of outside directors. However, if the agenda for a general shareholders’ meeting includes appointment of an outside director, all outside directors are required to participate as committee members during the final candidate recommendation process. The composition of the committee is in compliance with the relevant provisions under the Korean Commercial Code and the Act on Corporate Governance of Financial Companies, and the chair of the committee must be an outside director pursuant to the Act on Corporate Governance of Financial Companies.

We currently have a committee for recommending candidates for CEO, which is responsible for general corporate governance, reviewing and recommending nominees for the president and/or CEO of our group and the development, operation and review of our management succession plan, including setting the qualifications for the CEO, evaluating the CEO candidate pool and recommending CEO candidates. The chair of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to CEO selection. We also have a committee for recommending candidates for independent directors and members of the audit committee, which is responsible for matters related to the recommendation and nomination of outside directors including audit committee members. In addition, in light of the recent emphasis on corporate governance, in March 2021, we transferred certain functions, such as those relating to code of ethics and other code of behavior, determination of the size of the board of directors and other matters necessary for improving our overall corporate governance structure, from the corporate governance committee to the board of directors.

Internal Control Committee

Under the amended Act on Corporate Governance of Financial Companies which came into effect on July 3, 2024, financial institutions including financial holding companies must establish an internal control committee of which at least one-half of its members must be outside directors and whose chairman must be an outside director. However, internal control committee may not be established if, as prescribed by the financial company’s articles of incorporation, the audit committee or the risk management committee requests for the inspection, evaluation and necessary measures regarding whether executives or the representative director are properly performing management measures and reporting duties, and deliberates and resolves on (i) the establishment of the basic policy and strategy for internal control, (ii) the establishment of a plan to establish an organizational culture that values the professional ethics and compliance spirit of officers and employees, (iii) the establishment and amendment of internal regulations on governance structure, and (iv) the establishment and amendment of internal control standards. In 2025, we plan to review whether to establish an internal control committee.

Responsibilities Map for Internal Control

Under the amended Act on Corporate Governance of Financial Companies which came into effect on July 3, 2024, financial institutions including financial holding companies must clarify in advance the scope and details of the matters subject to internal control that each officer is responsible for by preparing the responsibilities map. CEOs must establish a responsibilities map and submit it to the financial authorities after deliberation and resolution by the board of directors. Financial companies are obligated to verify whether their executives have the necessary qualifications including expertise, character and credibility to perform their duties. Executive officers stated in the responsibilities map must oversee internal control over the matters for which they are responsible, by taking certain prescribed measures. The CEO, as the top overseer of internal control, is responsible for establishing a company-wide internal control system and supervising each officer’s internal control activities.

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

On May 25, 2011, the SEC adopted final rules to implement whistleblower provisions of the Dodd-Frank Act, which are applicable to foreign private issuers with securities registered under the U.S. securities laws. The final rules provide that any eligible whistleblower who voluntarily provides the SEC with original information that leads to the successful enforcement of an action brought by the SEC under U.S. securities laws must receive an award of between 10% and 30% of the total monetary sanctions collected if the sanctions exceed US$1,000,000. An eligible whistleblower is defined as someone who provides information about a possible violation of the securities laws that he or she reasonably believes has occurred, is ongoing, or is about to occur. The possible violation does not need to be material, probably or even likely, but the information must have a “facially plausible relationship to some securities law violation”; frivolous submissions would not qualify. The final rules also prohibit retaliation against the whistleblower. While the final rules do not require employees to first report allegations of wrongdoing through a company’s corporate compliance system, they do seek to incentivize whistleblowers to utilize internal corporate compliance first by, among other things, (i) giving employees who first report information internally the benefit of the internal reporting date for purposes of the SEC program so long as the whistleblower submits the same information to the SEC within 120 days of the initial disclosure; (ii) clarifying that the SEC will consider, as part of the criteria for determining the amount of a whistleblower’s award, whether the whistleblower effectively utilized the company’s corporate compliance program or hindered the function of the program; and (iii) crediting a whistleblower who reports internally first and whose company passes the information along to the SEC, which would mean the whistleblower could receive a potentially higher award for information gathered in an internal investigation initiated as a result of the whistleblower’s internal report.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES .
Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the New York Stock Exchange. A copy of our insider trading policy is annexed to this annual report as Exhibit 11.1.

ITEM 16K.	CYBERSECURITY .
1. Risk Management and Strategy
Cybersecurity is integrated into our risk management procedures through which we identify, assess, monitor, control, communicate and escalate related risks.
As cybersecurity threats continue to evolve, we expect to continue to expend substantial resources to modify or enhance our measures to detect and prevent cybersecurity attacks or to investigate and remediate information security vulnerabilities that are found. The risks posed by cybersecurity threats that could materially affect us, including our business strategy, results of operations or financial condition, are discussed in “Item 3.D. Risk Factors — Other Risks Relating to Us as the Holding Company — Our activities are subject to cyber security risk.” For a description of our information technology system, see “Item 4.B. Business Overview — Information Technology.”
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
We operate the Information Protection Council, a collaborative body that includes the Information Protection Committee, information security task forces, and our and our subsidiaries’ CISOs, to strengthen cybersecurity governance and ensure alignment across the organization.
We report on the status of cybersecurity and ICT operational risk management to the board of directors and management. The main components of such reports consist of (i) findings from periodic security risk evaluations, (ii) results of internal security drills designed to improve responses to breaches, outages, and natural disasters, and (iii) current status of our certifications for information security management systems such as ISO 27001 and ISMS.
We have appointed an experienced professional with required qualifications in information security technology and personal data protection as our CISO, in compliance with relevant domestic regulations. As a trusted advisor, the CISO ensures the accuracy of information related to cybersecurity risk, makes final decisions related thereto, and convenes the Information Protection Committee to effectively address significant risks that could potentially impact our customer services. We regularly conduct vulnerability assessments and black-box
penetration testing to check for potential external breaches and establish preventive measures. Additionally, we monitor the exposure of sensitive information such as customer data to dark web and deep web and carry out additional preventive activities such as attack surface management, cyber threat intelligence collection, and phishing and pharming detection.
2. Governance.
We
 regularly
report on cybersecurity risks and operational matters to the board of directors and management. Reports provide a comprehensive overview of various areas, such as ICT risk recognition and assessment, cybersecurity incident response and recovery training, systems change management, incident management processes, and periodic testing.
To manage various information security risks, we have appointed a CISO as well as a Chief Privacy Officer (“CPO”), and we have established related organizations.
The CISO and CPO oversee the management of our information protection strategy and internal controls by periodically reviewing comprehensive reports on the outcomes of various information protection activities related to cyber security, such as periodic vulnerability inspections, internal control and security monitoring, digital checkup, incident response training, and emergency response training. Based on these reports, the CISO and CPO make informed decisions related to cybersecurity in general. As part of his or her role, the CPO is also appointed as the Credit Information Management Protection Officer as required by domestic regulations.
The Credit Information Management Protection Officer is required to provide annual reports related to credit information protection to the board of directors and to submit related reports to governmental agencies.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 284 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 26, 2025 (in English)†

2.1	Form of Common Stock Certificate (in English) †*

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt*

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed.*

4.1	Stock Purchase Agreement by and between Korea Deposit Insurance Corporation and Shinhan Financial Group dated July 9, 2003**

4.2	Investment Agreement by and between Shinhan Financial Group and Korea Deposit Insurance Corporation dated July 9, 2003*

4.3	Agreed Terms, dated June 22, 2003, by and among the President of Korea Deposit Insurance Corporation, CEO of Shinhan Financial Group, CEO of Chohung Bank, Chairman of the National Financial Industry Labor Union of Korea and the Head of the Chohung Bank Chapter of the National Financial Industry Labor Union*

4.4	Merger Agreement between Shinhan Bank and Chohung Bank (in English) † ***

4.5	Split-Merger Agreement between Shinhan Card and Chohung Bank (in English) † ***

4.6	Form of Share Purchase Agreement, dated January 17, 2007, by and between Shinhan Financial Group and the holders of the redeemable preferred shares and the redeemable convertible shares issued by Shinhan Financial Group as part of the funding for the acquisition of LG Card Co., Ltd. (in English) †****

4.7	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†*****

8.1	List of all subsidiaries of Shinhan Financial Group

11.1	Insider Trading Policy

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1******

101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibits 101)

†	A fair and accurate translation from Korean into English.
*	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
**

Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003. Confidential treatment has been requested for certain portions of the Stock Purchase Agreement.

***	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2006.
****	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 29, 2007.
*****	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.
******	Incorporated by reference to registrant’s previous filing on Form 20-F (No. 001-31798), filed on April 18, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 23, 2025

Shinhan Financial Group Co., Ltd.

By:	/s/ Jin Okdong
Name: Jin Okdong
Title: Chief Executive Officer

Auditor Firm ID: 1357	Auditor Name: KPMG Samjong Accounting Corp.	Auditor Location: 27th Floor, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06236

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Shinhan Financial Group Co., Ltd.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and subsidiaries (“the Group”) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the two-year
period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited the adjustments to the 2022 consolidated financial statements to retrospectively apply the change in accounting due to the adoption of IFRS 17 Insurance Contracts, as described in Note 52. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2022 consolidated financial statements of the Group other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2022 consolidated financial statements taken as a whole.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the two-year
period ended December 31, 2024, in conformity with IFRS Accounting Standards (International Financial Reporting Standards Accounting Standards) as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
(i) Assessment of allowance for credit losses for loans calculated on a collective basis
As discussed in Notes 3.(h), 5.(b), and 13 to the consolidated financial statements, the Group has KRW 4,565,931 million of allowance for credit losses (ACL) for loans at amortized cost as of December 31, 2024, a portion of which is calculated on a collective basis (collective ACL). The collective ACL is measured on a collective basis using models to estimate probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) as well as the impact of forward-looking information (FLI). The Group has considered multiple economic scenarios in applying FLI which is estimated through modeling between macroeconomic variables and measurement factors. For corporate loans, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors that indicate risk of default. The credit risk-rating model’s quantitative considerations include the borrower’s financial and other data, while the qualitative considerations are based on the judgment of the Group’s credit officers as to the borrower’s ability to repay.
We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. The assessment encompassed the evaluation of the collective ACL methodology, including the methods and models used to estimate the PD, LGD, and FLI and their significant assumptions in the collective ACL. Such significant assumptions included the selection of macroeconomic variables and the determination of multiple economic forecast scenarios used to reflect forward-looking information. Specific to corporate loans, the assessment also included the credit risk-rating model and the credit officer’s judgment assumption used in determining the internal credit risk rating.
The following are the primary audit procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s measurement of the collective ACL, including controls over the (i) continued use and appropriateness of the collective ACL methodology and models; (ii) selection of the macroeconomic variables; (iii) determination of multiple economic forecast scenarios; and (iv) evaluation of the credit officer’s judgment in determining the internal credit risk rating.
We evaluated the Group’s process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Group used, and considered the relevance and reliability of such data, factors, and assumptions. For a selection of corporate loans, we assessed the internal credit risk rating assigned by the Group and the credit officer’s judgment by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral. In addition, we involved credit risk professionals with specialized skills and knowledge who assisted in the (i) evaluation of the Group’s collective ACL methodology for compliance with IFRS as issued by the IASB; (ii) assessment of the conceptual soundness and performance of the PD, LGD, FLI, and credit risk-rating models by inspecting the model documentation to determine whether the models are suitable for their intended use, and (iii) evaluation of the selection of the macroeconomic variables and determination of the multiple economic forecast scenarios by applying statistical methods to analyze the historic correlation between the macroeconomic variables selected by management and measurement factors.
(ii) Fair value of Level 3 derivatives and derivative-combined securities
As discussed in Notes 4.(c) and 5.(e) to the consolidated financial statements, as of December 31, 2024 the Group, through its subsidiary Shinhan Securities Co. Ltd, has KRW 718,788 million and KRW 535,162 million of Level 3 derivative assets and liabilities, respectively, and KRW 86,279 million and KRW 7,146,909 million of Level 3 derivative-combined securities held and issued, respectively, a portion of which related to Level 3 fair values measured using internally developed valuation models (internally measured Level 3 derivatives and derivative-combined securities).
Level 3 financial instruments are measured at fair value using valuation techniques where one or more significant inputs are not based on observable market data. In order to measure the fair value of these internally measured Level 3 derivatives and derivative-combined securities, the Group uses internal valuation models such as discounted cash flow models and option models. These models use various inputs and assumptions, depending on the nature of the financial instruments, such as the volatility of the underlying asset and correlations.
We identified the measurement of the fair value of the internally measured Level 3 derivatives and derivative-combined securities as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment due to significant measurement uncertainty. The assessment encompassed the evaluation of the fair value methodology, including the methods, models and significant assumptions used to estimate fair value. Such significant assumptions included the volatility of the underlying asset and correlations. The assessment also included an evaluation of the conceptual soundness and performance of the internally developed valuation models.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the measurement of fair value of the internally measured Level 3 derivatives and derivative-combined securities, including controls over the (i) valuation methodologies, including significant assumptions; (ii) independent price verification; (iii) evaluation of significant model assumptions reflected those which a market participant would use to determine an exit price in the current market environment; (iv) the valuation models used were mathematically accurate and appropriate to value the internally measured Level 3 derivatives and derivative-combined securities; and (v) relevant information used within the Group’s models that was reasonably available was considered in the fair value determination.
We evaluated the Group’s fair value methodology for compliance with IFRS as issued by the IASB. We involved valuation professionals with specialized skills and knowledge who assisted in developing an independent fair value estimate for a selection of internally measured Level 3 derivatives and derivative-combined securities based on independently developed valuation models and assumptions, as applicable, using market data sources we determined to be relevant and reliable and compared our independent expectation to the Group’s fair value measurements.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2023.
Seoul, Korea
April 23, 2025

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders
Shinhan Financial Group Co., Ltd.:
Opinion on the Financial Statements
We have audited the consolidated statements of comprehensive income, changes in equity and cash flows of Shinhan Financial Group Co., Ltd. and subsidiaries (the “Group”) for the year ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”), before the effects of the adjustments to retrospectively reflect the adoption of IFRS 17
Insurance Contracts
on the 2022 consolidated financial statements described in Note 52. In our opinion, the consolidated financial statements for the year ended December 31, 2022, before the effects of the adjustments to retrospectively reflect the adoption of IFRS 17
Insurance Contracts
on the 2022 consolidated financial statements described in Note 52, present fairly, in all material respects, the results of operations and cash flows of the Group for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2022 financial statements before the effects of the adjustments discussed in Note 52 are not presented herein).
We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively reflect the adoption of IFRS 17
Insurance Contracts
on the 2022 consolidated financial statements described in Note 52 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.
Basis for Opinion
These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
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
/s/Samil PricewaterhouseCoopers
Seoul, the Republic of Korea
April 20, 2023
We served as the Company’s auditor from 2020 to 2023

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2023 and 2024

(In millions of won)	Note	December 31, 2023		December 31, 2024
Assets
Cash and due from banks at amortized cost	5, 9, 13, 20	~~W~~	34,629,251	40,525,712
Financial assets at fair value through profit or loss	5, 10, 20		71,216,564	72,146,845
Derivative assets	5, 11		4,711,421	10,279,257
Securities at fair value through other comprehensive income	5, 12, 20		90,311,979	93,805,369
Securities at amortized cost	5, 12, 20		35,686,487	33,315,999
Loans at amortized cost	5, 13, 20		411,739,562	449,295,238
Property and equipment, net	14, 19, 20		3,972,304	4,157,592
Intangible assets	15		6,217,946	6,120,133
Investments in associates	16		2,692,031	2,752,980
Current tax assets			30,590	54,658
Deferred tax assets	45		153,719	205,506
Investment property	17		257,806	327,696
Net defined benefit assets	26		114,378	155,697
Insurance contract assets	28		10,654	5,639
Reinsurance contract assets	28		88,353	184,754
Other assets	5, 13, 18, 20		29,925,844	26,401,598
Assets held for sale			36,444	29,583

Total assets		~~W~~	691,795,333	739,764,256

Liabilities
Deposits	5, 21	~~W~~	381,512,664	422,781,045
Financial liabilities at fair value through profit or loss	5, 22		1,868,977	954,899
Financial liabilities designated at fair value through profit or loss	5, 23		7,796,727	8,220,475
Derivative liabilities	5, 11		5,038,416	10,058,532
Borrowings	5, 24		56,901,352	49,920,373
Debt securities issued	5, 25		81,561,725	93,765,854
Net defined benefit liabilities	26		67,620	38,974
Provisions	27		1,369,666	1,308,896
Current tax liabilities			92,253	203,131
Deferred tax liabilities	45		542,595	423,821
Insurance contract liabilities	28		48,333,208	51,124,629
Reinsurance contract liabilities	28		93,240	98,063
Investment contract liabilities	5, 30		1,572,685	1,165,022
Other liabilities	5, 31		48,722,340	40,879,509

Total liabilities			635,473,468	680,943,223

F-
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position (Continued)
As of December 31, 2023 and 2024

(In millions of won)	Note	December 31, 2023		December 31, 2024
Equity	32
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,001,731	4,600,121
Capital surplus			12,094,968	12,094,968
Capital adjustments			(658,664)	(807,114)
Accumulated other comprehensive loss			(1,074,453)	(1,824,440)
Retained earnings			36,387,314	39,020,580

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			53,720,537	56,053,756
Non-controlling interests			2,601,328	2,767,277

Total equity			56,321,865	58,821,033

Total liabilities and equity		~~W~~	691,795,333	739,764,256

F-
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2022, 2023 and 2024

(In millions of won)	Note	2022		2023	2024
Interest income		~~W~~	20,092,325	27,579,211	29,209,338
Interest expense			(9,495,472)	(16,761,289)	(17,807,036)

Net interest income	35		10,596,853	10,817,922	11,402,302
Fees and commission income			3,884,346	4,175,243	4,295,366
Fees and commission expense			(1,470,804)	(1,528,037)	(1,580,492)

Net fees and commission income	36		2,413,542	2,647,206	2,714,874
Insurance income			2,741,730	2,899,599	3,116,553
Reinsurance income			36,274	44,985	73,578
Insurance service expenses			(1,667,870)	(1,748,779)	(2,131,560)
Reinsurance service expenses			(63,910)	(82,190)	(75,405)

Net insurance income	28		1,046,224	1,113,615	983,166

Insurance finance income			850,940	143,064	202,363
Insurance finance expenses			(42,976)	(659,161)	(301,802)

Net insurance finance income (expenses)	29		807,964	(516,097)	(99,439)

Dividend income	37		177,569	181,486	239,097
Net gain (loss) on financial instruments at fair value through profit or loss	38		(1,160,833)	2,493,626	1,210,771
Net gain (loss) on financial instruments designated at fair value through profit or loss	39		576,942	(437,780)	(344,453)
Net gain (loss) on foreign currency transaction			245,079	256,766	510,985
Net gain (loss) on disposal of securities at fair value through other comprehensive income	12		(161,423)	(129,575)	60,260
Net gain (loss) on disposal of securities at amortized cost	12		(60)	251	(23,155)
Provision for credit loss allowance	40		(1,291,813)	(2,244,503)	(2,013,274)
General and administrative expenses	41		(5,644,160)	(5,895,337)	(6,116,240)
Other operating expenses, net	43		(1,700,320)	(2,186,730)	(2,066,224)

Operating income			5,905,564	6,100,850	6,458,670
Equity method income (loss)	16		121,697	125,088	(23,822)
Other non-operating income (expense), net	44		339,365	(260,978)	(405,756)

Profit before income taxes			6,366,626	5,964,960	6,029,092

Income tax expense	45		1,611,112	1,486,960	1,470,922

Profit for the year		~~W~~	4,755,514	4,478,000	4,558,170

See accompanying notes to the consolidated financial statements.

F-
9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2022, 2023 and 2024

(In millions of won, except earnings per share data)	Note	2022		2023	2024
Other comprehensive income for the year, net of income tax	32
Items that are or may be reclassified to profit or loss:
Gain (loss) on securities at fair value through other comprehensive income		~~W~~	(5,928,937)	3,162,544	1,146,623
Equity in other comprehensive income (loss) of associates			(15,758)	7,156	6,671
Foreign currency translation adjustments for foreign operations			14,732	(6,245)	416,182
Net change in unrealized fair value of cash flow hedges			(70,264)	61,280	38,514
Net finance income (expense) on insurance contract assets (liabilities)			4,705,903	(2,172,458)	(2,334,235)
Net finance income (expense) on reinsurance contract assets (liabilities)			34,045	(20,772)	(1,523)

			(1,260,279)	1,031,505	(727,768)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			251,991	(200,857)	(62,143)
Equity in other comprehensive loss of associates			(5)	—	—
Valuation gain(loss) on securities at fair value through other comprehensive income			5,133	8,174	43,258
Gain (loss) on disposal of securities at fair value through other comprehensive income			2,134	(3,056)	7,329
Changes in own credit risk on financial liabilities designated at fair value through profit of loss			(4,749)	8,623	(6,341)

			254,504	(187,116)	(17,897)

Total other comprehensive income (loss), net of income tax			(1,005,775)	844,389	(745,665)

Total comprehensive income for the year		~~W~~	3,749,739	5,322,389	3,812,505

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	32, 46	~~W~~	4,665,643	4,368,035	4,450,177
Non-controlling interests			89,871	109,965	107,993

		~~W~~	4,755,514	4,478,000	4,558,170

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	3,660,798	5,208,629	3,702,863
Non-controlling interests			88,941	113,760	109,642

		~~W~~	3,749,739	5,322,389	3,812,505

Earnings per share:	32, 46
Basic and diluted earnings per share in won		~~W~~	8,498	8,048	8,441

See accompanying notes to the consolidated financial statements.

F-
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2022

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2022	~~W~~	2,969,641	3,334,531	12,095,043	(664,429)	(984,936)	30,541,300	47,291,150	2,247,272	49,538,422
Adjustment on initial application of IFRS 17 (Note 52)		—	—	—	—	79,713	597,815	677,528	—	677,528
Balance (restated) at January 1, 2022		2,969,641	3,334,531	12,095,043	(664,429)	(905,223)	31,139,115	47,968,678	2,247,272	50,215,950
Profit for the year		—	—	—	—	—	4,665,643	4,665,643	89,871	4,755,514
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(5,918,084)	—	(5,918,084)	(3,586)	(5,921,670)
Equity in other comprehensive income(loss) of associates		—	—	—	—	(15,763)	—	(15,763)	—	(15,763)
Foreign currency translation adjustments for foreign operations		—	—	—	—	12,936	—	12,936	1,796	14,732
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(70,264)	—	(70,264)	—	(70,264)
Net finance income on insurance contract assets (liabilities)		—	—	—	—	4,705,903	—	4,705,903	—	4,705,903
Net finance income on reinsurance contract assets (liabilities)		—	—	—	—	34,045	—	34,045	—	34,045
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	251,131	—	251,131	860	251,991
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(4,749)	—	(4,749)	—	(4,749)

Total other comprehensive loss		—	—	—	—	(1,004,845)	—	(1,004,845)	(930)	(1,005,775)

Total comprehensive income (loss)		—	—	—	—	(1,004,845)	4,665,643	3,660,798	88,941	3,749,739

Other changes in equity
Dividends		—	—	—	—	—	(747,705)	(747,705)	—	(747,705)
Interim dividends		—	—	—	—	—	(637,598)	(637,598)	—	(637,598)
Dividends to hybrid bonds		—	—	—	—	—	(156,277)	(156,277)	—	(156,277)
Issuance of hybrid bonds (Note 32)		—	997,120	—	—	—	—	997,120	—	997,120
Repayment of hybrid bonds (Note 32)		—	(134,683)	—	(317)	—	—	(135,000)	—	(135,000)
Acquisition of treasury stock (Note 32)		—	—	—	(300,000)	—	—	(300,000)	—	(300,000)
Retirement of treasury stock (Note 32)		—	—	—	300,000	—	(300,061)	(61)	—	(61)
Change in other capital adjustments		—	—	—	(3,904)	—	—	(3,904)	—	(3,904)
Change in other non-controlling interests		—	—	—	85,791	—	—	85,791	355,503	441,294

		—	862,437	—	81,570	—	(1,841,641)	(897,634)	355,503	(542,131)

Reclassification of OCI to retained earnings		—	—	—	—	(682)	682	—	—	—

Balance at December 31, 2022	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558

F-
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2023

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Profit for the year		—	—	—	—	—	4,368,035	4,368,035	109,965	4,478,000
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	3,163,334	—	3,163,334	4,328	3,167,662
Equity in other comprehensive income(loss) of associates		—	—	—	—	7,156	—	7,156	—	7,156
Foreign currency translation adjustments for foreign operations		—	—	—	—	(6,234)	—	(6,234)	(11)	(6,245)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	61,280	—	61,280	—	61,280
Net finance loss on insurance contract assets (liabilities)		—	—	—	—	(2,172,458)	—	(2,172,458)	—	(2,172,458)
Net finance loss on reinsurance contract assets (liabilities)		—	—	—	—	(20,772)	—	(20,772)	—	(20,772)
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	(200,335)	—	(200,335)	(522)	(200,857)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	8,623	—	8,623	—	8,623

Total other comprehensive income		—	—	—	—	840,594	—	840,594	3,795	844,389

Total comprehensive income (loss)		—	—	—	—	840,594	4,368,035	5,208,629	113,760	5,322,389

Other changes in equity
Dividends		—	—	—	—	—	(455,215)	(455,215)	—	(455,215)
Interim dividends		—	—	—	—	—	(817,122)	(817,122)	—	(817,122)
Dividends to hybrid bonds		—	—	—	—	—	(189,672)	(189,672)	—	(189,672)
Issuance of hybrid bonds (Note 32)		—	897,646	—	—	—	—	897,646	—	897,646
Repayment of hybrid bonds (Note 32)		—	(1,092,883)	—	(102,667)	—	—	(1,195,550)	—	(1,195,550)
Transfer to retained earnings of redemption loss of hybrid bonds		—	—	—	317	—	(317)	0	—	—
Acquisition of treasury stock (Note 32)		—	—	—	(485,947)	—	—	(485,947)	—	(485,947)
Retirement of treasury stock (Note 32)		—	—	—	485,947	—	(486,028)	(81)	—	(81)
Preferred stock converted to common stock		—	—	(75)	—	—	—	(75)	—	(75)
Change in other capital adjustments		—	—	—	26,703	—	(463)	26,240	—	26,240
Change in other non-controlling interests		—	—	—	(158)	—	—	(158)	(204,148)	(204,306)

		—	(195,237)	(75)	(75,805)	—	(1,948,817)	(2,219,934)	(204,148)	(2,424,082)

Reclassification of OCI to retained earnings		—	—	—	—	(4,297)	4,297	—	—	—

Balance at December 31, 2023	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865

F-
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2024

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Profit for the year		—	—	—	—	—	4,450,177	4,450,177	107,993	4,558,170
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	1,196,353	—	1,196,353	857	1,197,210
Equity in other comprehensive income(loss) of associates		—	—	—	—	6,671	—	6,671	—	6,671
Foreign currency translation adjustments for foreign operations		—	—	—	—	415,006	—	415,006	1,176	416,182
Net change in unrealized fair value of cash flow hedges		—	—	—	—	38,514	—	38,514	—	38,514
Net finance loss on insurance contract assets (liabilities)		—	—	—	—	(2,334,235)	—	(2,334,235)	—	(2,334,235)
Net finance loss on reinsurance contract assets (liabilities)		—	—	—	—	(1,523)	—	(1,523)	—	(1,523)
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	(61,759)	—	(61,759)	(384)	(62,143)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(6,341)	—	(6,341)	—	(6,341)

Total other comprehensive income		—	—	—	—	(747,314)	—	(747,314)	1,649	(745,665)

Total comprehensive income (loss)		—	—	—	—	(747,314)	4,450,177	3,702,863	109,642	3,812,505

Other changes in equity
Dividends		—	—	—	—	—	(268,697)	(268,697)	—	(268,697)
Interim dividends		—	—	—	—	—	(820,287)	(820,287)	—	(820,287)
Dividends to hybrid bonds		—	—	—	—	—	(176,945)	(176,945)	—	(176,945)
Issuance of hybrid bonds (Note 32)		—	797,866	—	—	—	—	797,866	—	797,866
Repayment of hybrid bonds (Note 32)		—	(199,476)	—	(524)	—	—	(200,000)	—	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		—	—	—	102,667	—	(102,667)	—	—	—
Acquisition of treasury stock (Note 32)		—	—	—	(700,000)	—	—	(700,000)	—	(700,000)
Disposal of treasury stock (Note 32)		—	—	—	297	—	—	297	—	297
Retirement of treasury stock (Note 32)		—	—	—	450,000	—	(450,102)	(102)	—	(102)
Change in other capital adjustments		—	—	—	(890)	—	(886)	(1,776)	—	(1,776)
Change in other non-controlling interests		—	—	—	—	—	—	—	56,307	56,307

		—	598,390	—	(148,450)	—	(1,819,584)	(1,369,644)	56,307	(1,313,337)

Reclassification of OCI to retained earnings		—	—	—	—	(2,673)	2,673	—	—	—

Balance at December 31, 2024	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033

See accompanying notes to the consolidated financial statements.

F-1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2023 and 2024

(In millions of won)	Note	2022		2023	2024
Cash flows from operating activities
Profit for the year		~~W~~	4,755,514	4,478,000	4,558,170
Adjustments for:
Interest income	35		(20,092,325)	(27,579,211)	(29,209,338)
Interest expense	35		9,495,472	16,761,289	17,807,036
Dividend income	37		(177,569)	(181,486)	(239,097)
Income tax expense	45		1,611,112	1,486,960	1,470,922
Net fees and commission expense	36		126,665	307,492	330,896
Net insurance income	29		(1,046,224)	(1,113,615)	(983,166)
Net insurance finance expense (income)	29		(807,964)	516,097	99,439
Net gain on financial instruments at fair value through profit or loss	38		1,056,473	(1,228,900)	(678,697)
Net gain(loss) on derivatives	11		702,735	(292,483)	(82,184)
Net gain(loss) on foreign currency translation			44,316	4,396	(107,294)
Net loss(gain) on financial instruments designated at fair value through profit or loss	39		(806,741)	(54,256)	35,604
Net gain(loss) on disposal of securities at fair value through other comprehensive income	12		161,423	129,575	(60,260)
Net loss (gain) on disposal of securities at amortized cost	12		60	(251)	23,155
Provision for credit loss allowance	40		1,291,813	2,244,503	2,013,274
Employee benefit	26		178,923	145,874	157,711
Depreciation and other amortization	41		999,682	1,185,006	1,280,382
Other operating expense	43		2,086,352	859,065	687,447
Equity method income, net	16		(121,697)	(125,088)	23,822
Other non-operating expense (income)	44		(437,202)	200,355	323,593

			(5,734,696)	(6,734,678)	(7,106,755)

Changes in assets and liabilities:
Due from banks at amortized cost			(1,052,471)	1,325,355	(408,314)
Securities at fair value through profit or loss			5,901,524	(7,374,788)	(159,581)
Deposits at fair value through profit or loss			—	—	(5,418)
Loans at fair value through profit or loss			(721,736)	620,955	(138,009)
Financial instruments designated at fair value through profit or loss			1,100,240	(726,476)	379,352
Derivative instruments			728,222	(336,770)	(83,294)
Loans at amortized cost			(24,043,584)	(5,652,482)	(34,952,582)
Insurance contract assets			299	(10,387)	5,015
Reinsurance contract assets			(72,331)	(4,262)	(96,401)
Other assets			(2,080,768)	(6,394,740)	2,036,969
Deposits			18,309,172	(1,380,003)	38,873,523
Net defined benefit liabilities			(341,740)	7,263	(246,347)
Provisions			(72,384)	(424,494)	(505,457)
Insurance contract liabilities			(903,025)	(1,247,849)	(916,060)
Reinsurance contract liabilities			(201,490)	(31,265)	936

F-1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2022, 2023 and 2024

(In millions of won)	Note	2022		2023	2024
Investment contract liabilities		~~W~~	(907,047)	(671,181)	(467,655)
Other liabilities			1,789,192	13,479,464	(8,626,434)

			(2,567,927)	(8,821,660)	(5,309,757)

Income taxes paid			(1,693,408)	(1,931,943)	(1,030,947)
Interest received			19,070,421	26,411,959	28,511,378
Interest paid			(6,770,156)	(13,058,769)	(15,218,677)
Dividends received			128,692	186,937	222,887

Net cash inflow from operating activities			7,188,440	529,846	4,626,299

Cash flows from investing activities
Decrease in financial instruments at fair value through profit or loss			5,206,643	3,845,778	5,846,223
Acquisition in financial instruments at fair value through profit or loss			(5,954,987)	(5,355,995)	(7,043,560)
Proceeds from disposal of securities at fair value through other comprehensive income			22,231,923	36,748,023	44,576,886
Acquisition of securities at fair value through other comprehensive income			(24,545,800)	(36,745,746)	(44,514,955)
Proceeds from disposal of securities at amortized cost			5,148,999	4,257,920	7,646,004
Acquisition of securities at amortized cost			(12,302,642)	(6,421,141)	(5,109,510)
Proceeds from disposal of property and equipment	14, 44		93,511	16,159	6,652
Acquisition of property and equipment	14		(326,546)	(261,444)	(263,836)
Proceeds from disposal of intangible assets	15, 44		23,040	25,029	8,102
Acquisition of intangible assets	15		(616,581)	(454,794)	(514,938)
Proceeds from disposal of investments in associates	16		516,735	377,496	326,439
Acquisition of investments in associates	16		(657,836)	(428,423)	(662,106)
Proceeds from disposal of investment property	17, 44		259,453	166,767	5,281
Acquisition of investment property	17		(6,883)	(5,367)	(3,202)
Proceeds from disposal of assets held for sale			624,837	3,663	—
Change in other assets			(238,869)	1,959	31,741
Proceeds from settlement of hedging derivative financial instruments			12,585	29,123	50,300
Payment of settlement of hedging derivative financial instruments			(135,669)	(70,720)	(236,988)
Net cash flow from business combination			(27,840)	—	—

Net cash inflow(outflow) from investing activities			(10,695,927)	(4,271,713)	148,533

F-1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2022, 2023 and 2024

(In millions of won)	Note	2022		2023	2024
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	997,120	897,646	797,866
Repayment of hybrid bonds			(135,000)	(1,195,550)	(200,000)
Net change in borrowings			6,145,271	8,153,087	(8,231,239)
Proceeds from debt securities issued			39,521,966	47,674,027	54,660,582
Redemption of debt securities issued			(41,777,940)	(43,808,445)	(45,082,555)
Increase in financial liabilities designated at fair value through profit or loss			49,993	209,969	—
Change in other liabilities			239,591	164,567	(61,797)
Dividends paid			(1,540,871)	(1,461,371)	(1,267,146)
Proceeds from settlement of hedging derivative financial instruments			2,391,556	1,538,590	2,774,765
Payment of settlement of hedging derivative financial instruments			(2,319,927)	(1,459,027)	(2,655,404)
Acquisition of treasury stock			(300,000)	(485,947)	(700,000)
Disposal of treasury stock			—	—	297
Retirement of treasury stock			(60)	(81)	(102)
Increase(decrease) in non-controlling interests			382,929	(205,169)	54,717
Repayments of lease liabilities			(259,913)	(262,055)	(272,634)
Conversion costs for preferred stock to common stock			—	(75)	—

Net cash inflow(outflow) from financing activities			3,394,715	9,760,166	(182,650)

Effect of exchange rate changes on cash and cash equivalents held			(58,955)	(15,361)	238,477

Increase(decrease) in cash and cash equivalents			(171,727)	6,002,938	4,830,659
Cash and cash equivalents at beginning of year	48		24,585,673	24,413,946	30,416,884

Cash and cash equivalents at end of year	48	~~W~~	24,413,946	30,416,884	35,247,543

See accompanying notes to the consolidated financial statements.

F-1
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2023 and 2024 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2023	2024
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Securities Co., Ltd.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank	”	”	75.3	75.3
”	Shinhan Asset Management Co., Ltd.	”	”	100.0	100.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Asset Trust Co., Ltd.	”	”	100.0	100.0
”	Shinhan Fund Partners Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan AI Co., Ltd. (*2)	”	”	100.0	—
”	Shinhan Venture Investment Co., Ltd.	”	”	100.0	100.0
”	Shinhan EZ General Insurance Co., Ltd.	”	”	85.1	85.1
Shinhan Bank	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Bank Cambodia	Cambodia	”	97.5	97.5
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0

F-1
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2023	2024
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Ltd.	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
Shinhan Bank Japan	SBJDNX	Japan	”	100.0	100.0
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	December 31	100.0	100.0
”	LLP MFO Shinhan Finance	Kazakhstan	”	100.0	75.0
”	PT. Shinhan Indo Finance	Indonesia	”	76.3	76.3
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
”	Shinhan Vietnam Finance Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc.	USA	”	100.0	100.0
”	Shinhan Securities Asia Ltd.	Hong Kong	”	100.0	100.0
”	SHINHAN SECURITIES VIETNAM CO., LTD.	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
PT Shinhan Sekuritas Indonesia	PT. Shinhan Asset Management Indonesia (*3)	Indonesia	”	75.0	—
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	”	100.0	100.0
”	Shinhan LifeCare Co., Ltd.	”	”	100.0	100.0
”	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Asset Management Co., Ltd.	SHINHAN ASSET MGT HK, LIMITED (*4)	Hong Kong	”	100.0	—
Shinhan DS	SHINHAN DS VIETNAM CO., LTD.	Vietnam	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.
(*2)	The major assets were sold to Shinhan Bank in January 2024, and the liquidation process was completed after the distribution of remaining assets on July 15, 2024.
(*3)	As of August 30, the entire stock was sold, and it was excluded from the consolidated subsidiaries.
(*4)	Due to a decline in ownership interest for the year ended December 31, 2024, control was lost, and it was excluded from consolidation.

8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

1.	Reporting entity (continued)

(c)	Consolidated structured entities
Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principle or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 181 others	An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	—	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated, when the Group has the greatest credit to the entity, has sole decision-making authority of these Entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future’s Fund and 171 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.
(*)	The Group provides ABCP purchase agreements and others of ~~W~~ 6,903,822 million for the purpose of credit enhancement of structured companies.

2.	Basis of preparation

(a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards Accounting Standards). IFRS Accounting Standards are the accounting standards and related interpretations issued by the International Accounting Standards Board (“IASB”).

F-
1
9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

2.	Basis of preparation (continued)

The Group’s consolidated financial statements as of and for the year ended December 31, 2024, were certified by management on April
23
, 2025.

(b)	Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statement of financial position:

•	derivative financial instruments measured at fair value

•	financial instruments at fair value through profit or loss measured at fair value

•	financial instruments at fair value through other comprehensive income measured at fair value

•	liabilities for cash-settled share-based payment arrangements measured at fair value

•	financial assets and liabilities designated as hedged items in a fair value hedge accounting of which changes in fair value attributable to the hedged risk recognized in profit or loss

•	liabilities for defined benefit plans recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets

•	Insurance and reinsurance contract assets and liabilities measured at fair value

(c)	Functional and presentation currency
The respective financial statements of the Group entities are prepared in the functional currency of the economic environment in which each individual company of group entities operate. These consolidated financial statements are presented and reported in Korean won, which is the controlling company’s functional and presentation currency.

(d)	Use of estimates and judgments
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. If the estimates and assumptions based on management’s best judgment as of December 31, 2024 are different from the actual environment, these estimates and actual results may be different.
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
December 31, 2023 and 2024

2.	Basis of preparation (continued)

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainties are the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2023 except as explained below.

(e)	Standards and amendments adopted by the Group
The Group has newly applied the following accounting policies upon preparation of the annual consolidated financial statements from the beginning on January 1, 2024.
i) Amendments to IAS 1 ‘Presentation of Financial Statements’ amended – Classification of Liabilities as Current or
Non-current
The amendments clarify that the classification of liabilities as current or non-current
should be based on the substantive rights existing at the end of the reporting period and that the classification is unaffected by management’s intentions or expectations about whether the company will exercise its right to defer settlement of a liability. The amendments also introduce a definition of settlement to make clear that settlement includes the transfer to the counterparty of the company’s own equity instruments, however, it would be excluded if an option to settle the liability by the transfer of the company’s own equity instruments is recognized separately from the liability in compound financial instruments. There is no significant impact on the consolidated financial statements from these amendments.
ii) Amendments to IAS 7 ‘Cash Flow Statement’ and IFRS 7 ‘Financial Instruments: Disclosures’ Supplier Finance Agreement
The amendments add to the disclosure objectives in IAS 7, ‘Cash Flow Statement,’ that information about supplier finance arrangements should be disclosed to enable users of financial statements to assess the impact of those arrangements on the Company’s liabilities and cash flows. The amendments also amend IFRS 7, ‘Financial Instruments: Disclosures,’ to add supplier finance arrangements as an example of a requirement to disclose information about an entity’s exposure to concentrations of liquidity risk. There is no significant impact on the consolidated financial statements from these amendments.
iii) The following new and amended standards are not expected to have a significant impact on the consolidated financial statements.

•	Lease liabilities arising from sale and leaseback transactions (IFRS 16 ‘Lease’)

•	Crypto assets disclosure (IAS 1 ‘Presentation of Financial Statements’)

3.	Material accounting policies
Material accounting policies applied by the Group upon the preparation of consolidated financial statements under IFRS are described below, and consolidated financial statements for the year ended December 31, 2024 and comparative periods were prepared using the same accounting policy, except as described in Note 2.

F-
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

(a)	Operating segments
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
ii) Structured entity
The Group establishes or invests in various structured entities. Considering the terms and conditions of the arrangement in which the structured entity was established, the entity is included in the consolidated entities if it is determined that the Group obtains gains and losses from the operations thereof, and the Group has the ability to direct the activities of the entity that can most significantly affect these gains and losses. The Group does not recognize any non-controlling
interests as equity in relation to structured entities in the consolidated statements of financial position since the non-controlling
interests in these entities are recognized as liabilities of the Group.
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

F-
22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

(c)	Business combinations
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

F-
2
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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

F-
2
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

iii-1)	Financial assets at amortized cost
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

iii-2)	Financial assets at FVOCI
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

iii-3)	Financial assets at FVTPL
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

F-2
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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

i-1)	Fair value hedge
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

i-2)	Cash flow hedge
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

i-3)	Net investment hedge
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

F-2
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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

F-2
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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
Land is not depreciated. Other property and equipment are depreciated on a straight-line basis over the estimated useful lives for the acquisition cost after deduction of the residual value. The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 ~ 50 years
Other properties	4 ~ 5 years

(j)	Intangible assets
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
The depreciation method and the estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 ~ 50 years	Straight-line

F-2
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

(l)	Leases
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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

conditions. The risk management method for all rights held by the Group in the underlying assets includes repurchase agreements, residual value guarantees, etc.

ii-1)	Finance leases
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

ii-2)	Operating leases
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

F-
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

decreased, and reverses the impairment loss only if there is a change in the estimate used to determine the recoverable amount after the recognition of the impairment loss. The increased carrying amount of an asset attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

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

(o)	Foreign currency
i) Foreign operations
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

F-
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

(p)	Equity capital
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
iii) Retirement benefits: defined benefit plans
For the year ended December 31, 2024, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.
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

F-
32

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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
ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)
ii-1)
Accounting unit
The Group identifies insurance contract portfolios by integrating insurance contracts that are exposed to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for insurance contracts applying the premium allocation approach, it assumes that there is onerous insurance contract (or net gain contract for reinsurance contracts held) at the initial recognition unless evidence suggests otherwise.

F-3
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

A group of insurance contracts issued consists of:

•	A group of contracts that are onerous at initial recognition.

•	A group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

•	A group of the remaining contracts
A group of reinsurance contracts held consists of:

•	A group of contracts with net profits at initial recognition.

•	A group of contracts that at initial recognition have possibility of having net profits subsequently

•	A group of the remaining contracts
The Group does not include contracts with a difference in issuance dates exceeding one year in the same group of insurance contracts issued, and it does not reassess the composition of the group subsequently.
ii-2) Recognition of a group of insurance contracts issued
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
The Group recognizes a group of reinsurance contracts held at the beginning of the coverage period of the group of insurance contracts held. However, in the case of non-proportional
reinsurance, if the group of underlying contracts is a group of onerous contract and the group of reinsurance contracts held is concluded at or before the time when the group of underlying contracts is recognized, the Group recognizes a group of reinsurance contracts held at the earlier of the beginning of the coverage period of the group of reinsurance contracts held or the recognition time of the group of underlying insurance contracts which is the onerous contract for the current year. In addition, in the case of proportional reinsurance, the Group recognizes the group of reinsurance contracts held at the time of initial recognition of the group of underlying insurance contracts, if the initial recognition time of the group of underlying insurance contracts is later than the beginning of the coverage period of the group of reinsurance contracts held.
ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model
At the time of initial recognition, the Group measures a group of insurance contracts issued as the sum of fulfillment cash flows (estimates of future cash flows, adjustments to the time value of money related to financial risks to future cash flows, and risk adjustments to non-financial
risks) and contractual service margin, and subsequently, as the sum of the liability or assets for remaining coverage (fulfillment cash flow and contractual service margin) and the liability or asset for incurred claims (fulfillment cash flow). The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance benefits according to the current insurance contract for insurance events that have not yet occurred, the obligation to

4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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
non-performance
by the issuer of the reinsurance contract.

-	Future cash flows within the contract boundary
The Group includes all future cash flows within the boundary of a group of insurance contracts issued when measuring the group. Cash flows within the contract boundary refer to cash flows up to the reporting period in which there exists a substantive right or obligation to compel the policyholder to pay premiums (or compel the reinsurer to pay reinsurance premiums for a group of reinsurance contracts held) or to provide substantive services under the insurance contract (or receive substantive services from the reinsurer for a group of reinsurance contracts held).
Cash flows within the contract boundary include premiums from policyholders, claims and benefits payable to policyholders (including payments linked to underlying items), insurance claim handling expenses, undivided options and guarantees-related cash flows, insurance acquisition cash flows directly attributable to the contract or its portfolio, fixed/variable indirect expenses directly attributable to fulfilling the insurance contract, costs related to investment activities and the provision of investment return services/investment-related services, insurance policy loans, etc; and excludes investment income or future insurance-related cash flows, product development expenses, and training expenses not directly attributable to the insurance contract portfolio.
The substantive obligations to provide insurance contract services (or the substantive right to receive insurance contract services for a group of reinsurance contracts held) ends when there is the practical ability to reassess the risks of the particular policyholder or the risks of the portfolio of insurance contracts(the risk transferred to reinsurance company for a group of reinsurance contracts held), and, as a result, to fully reflect such risks in pricing or settlement; during the reassessment of portfolio pricing, the risks related to periods after the reassessment date is not considered. The Group reassesses the contract boundary at the end of each reporting period to reflect changes in circumstances affecting substantive rights and obligations.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

-	Discretionary cash flows
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
The Group allocates insurance acquisition cash flows directly attributable to the insurance contract portfolio to the group of insurance contracts issued in the portfolio and to the group of future insurance contracts that will be recognized upon renewal of the insurance contracts included in the group in a reasonable and systematic manner. Insurance acquisition cash flows recognized as assets after distribution are assessed for recoverability at the end of each reporting period if the fact and circumstances exist that the asset is impaired. If an impairment loss is identified, it is recognized in profit or loss for the current period and insurance acquisition cash flow assets and adjusted to the carrying amount of insurance acquisition cash flow assets. Insurance acquisition cash flow assets are derecognized when the related group of contracts is initially recognized and are included in the fulfillment cash flow measurement for that group of contracts.

-	Discount rate
The Group measures the time value of money using a discount rate that reflects the cash flow and liquidity characteristics of insurance contracts while being consistent with current observable market prices and then adjusts future cash flow estimates. To do this, the Group calculates a risk-free interest rate term structure using the Smith-Wilson interpolation method, incorporating yields on government bonds with maturities observed in the market up to the longest term available, along with initial convergence periods and long-term forward interest rates. Liquidity premiums are then added to determine deterministic scenarios. The liquidity premium is derived by multiplying an adjustment ratio to the difference between the risk spread of the representative insurance industry portfolio and the credit risk spread. Additionally, the Group generates 1,000 stochastic scenarios based on this deterministic scenario, reflecting convergence speed parameters and volatility parameters. Deterministic and stochastic scenarios for foreign currencies are calculated separately from scenarios for Korean Won, taking into account the characteristics of each currency.

-	Risk adjustment for non-financial risks
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

-	Contractual service margin
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

-	Changes in fulfillment cash flows and contractual service margin.
The Group
re-estimates
the future cash flows as of the end of each reporting period at current estimates. Changes in fulfillment cash flows related to the future are adjusted in the contractual service margin, while the current and past service-related portions are recognized in profit or loss. The Group also adjusts the contractual service margin for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment elements. However, changes in the time value of money and financial risk, changes in estimated fulfillment cash flows for the liabilities for incurred claims (assets), and other experience adjustments related to current and past services are not adjusted in the contractual service margin.
The Group adjusts the current contractual service margin at the end of the reporting period by adding the following amounts to the base amount:

i)	Impact of newly added contracts to the current group of insurance contracts issued.

ii)	Accrued interest on the carrying amount of the contractual service margin, measured at the discount rate determined at initial recognition.

iii)	Changes in future service-related fulfillment cash flows (excluding recognition and recovery elements of losses).

iv)	Effects of currency exchange differences on the contractual service margin.

v)	Amounts recognized in the current period’s profit or loss due to the transfer of insurance contract services during the period.

-	Loss components and loss recovery components
The Group considers an insurance contract as one that incurs a loss if, at the initial recognition date, the total of the fulfillment cash flows allocated to the insurance contract, previously recognized insurance acquisition

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

cash flows, and cash flows arising from the contract at that date result in a net outflow. Additionally, the Group categorizes a group of insurance contracts issued as a group of onerous contract if, at subsequent measurement dates, adverse fluctuations related to future services allocated to the group of insurance contracts issued exceed the carrying amount of the contractual service margin.
In a group of onerous contracts, there is no contractual service margin, and the measurement of the group consists entirely of the fulfillment cash flows. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that group and recognized as a loss in the current period. After recognizing the loss component, the Group systematically allocates subsequent fluctuations in the remaining insurance liability fulfillment cash flows between the loss component and the liability for remaining coverage, excluding the loss component, based on established criteria. However, subsequent decreases in cash flows related to future services are allocated only to the loss component until it is fully exhausted and recognized in the current period. Any excess beyond the loss component’s exhaustion is then recognized as contractual service margin again.
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
ii-4) Measurement of insurance liabilities (assets) under the variable fee approach
The Group applies the variable fee approach to measure insurance liabilities (assets) for insurance contracts with direct participation features that meet the following criteria at inception. The Group provides investment-related services at the commencement of the insurance contract, and the insurance contract has direct participation features. The Group does not reassess the fulfillment of these criteria unless there is a contract modification. The variable fee approach is not applied to reinsurance contracts held.
i) the contractual terms specify that the policyholder participates in a share of a clearly identified pool of underlying items.
ii) the Group expects to pay to the policyholder an amount equal to a substantial share of the fair value returns on the underlying items.
iii) the Group expects a substantial proportion of any change in the amounts to be paid to the policyholder to vary with the change in fair value of the underlying items.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

equal to the fair value of the underlying items are not adjusted in the contractual service margin. However, adjustments are made in the contractual service margin for the portion of the fair value of the underlying items attributable to the company and the changes in the fulfillment cash flows not subject to variations based on the performance of the underlying items.
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
iii) Changes in the fulfillment cash flows related to future services (excluding recognition and reversal of loss components).
iv) The effect of exchange rate fluctuations on contractual service margins.
v) Amounts recognized in the current period’s profit or loss due to the transfer of insurance contract services during the period.
ii-5) Insurance liabilities (assets) and reinsurance assets (liabilities) measured under the premium allocation approach.
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
The Group measures the liabilities (assets) for remaining coverage at the initial recognition by deducting from the cash received as premiums (or reinsurance premiums paid for reinsurance contracts held), the amount of insurance acquisition cash flows not immediately recognized as expenses (including amounts removed from assets). Subsequently, it determines the carrying amount by adding or subtracting the following amounts from the initial amount:
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

not exceed one year, in order to reflect the time value of money and the financial risk effect. Additionally, acquisition cash flows are recognized as expenses when they occur. However, if circumstances indicate that the group of insurance contracts issued incurs losses, the Group performs impairment tests. If the fulfillment cash flows exceed the carrying amount of the liabilities for remaining coverage, the difference is recognized as a loss in the current period, is also recognized as increase of the liabilities for remaining coverage.
ii-6) Policyholders’ equity adjustments
It requires estimating the related cash flows from dividends and measuring liabilities using discount rates that reflect assumptions and risks for participating insurance contracts, as per IFRS 17.
In response to concerns regarding the discrepancy between past accounting practices under IFRS 4 and the accurate representation of obligations to participating policyholders, our company has adopted the methodology prescribed in Article
4-1(2)
of the Insurance Supervisory Regulations to calculate liabilities associated with potential future obligations arising from unrealized gains on assets as of the reporting period end.
iii) Recognition of insurance revenue and insurance service expenses
iii-1)
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
iii-2) Recognition of insurance revenue under the premium allocation approach
Under the premium allocation approach, insurance revenue is recognized by allocating the expected premium income (excluding investment components) for services provided over each period on the basis of the passage of time. However, if the expected pattern of release of risk during the coverage period differs

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

significantly from the passage of time, the expected premium income is calculated on the basis of expected timing of incurred insurance service expenses.
iii-3)
Recognition of insurance service expenses
The insurance service expenses incurred as a result of issuing the group of insurance contracts issued consist of the following.
i) Increase in the liabilities for incurred claims and changes in the fulfillment cash flows related to premiums and expenses (excluding repayment of investment components).
ii) Amortization of insurance acquisition cash flows (the same amount is recognized as insurance revenue and insurance service expenses).
iii) Changes in loss components recognized for the first time in onerous groups of contracts and loss components related to future services.
iii-4) Recognition of reinsurance revenue and reinsurance service expenses for the group of reinsurance contracts held.
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
iv) Contract modifications and terminations
The Group derecognizes the original contract and recognizes the modified contract as a new contract when the insurance contract terms are changed and specific criteria are met. If the contract modification does not meet such criteria, the effect of the contract modification is accounted for as changes in estimated fulfillment cash flows. There were no instances during the current and prior periods where the original contract was removed and the modified contract was recognized as a new contract. When an insurance contract is extinguished (due to expiration, fulfillment, or cancelation of obligations stated in the insurance contract), the Group removes the insurance contract, adjusts the estimated fulfillment cash flows and contractual service margin related to the removed contract within the group of insurance contracts issued, and reflects the removed contract in the number of coverage units of the group of insurance contracts issued.
v) Accounting estimates used in the preparation of interim financial statements
The Group has adopted an accounting policy of not changing the accounting treatment of accounting estimates measured in interim financial statements when preparing subsequent interim financial statements and annual financial statements.
vi) Presentation
The Group separately presents the book value of insurance contract portfolio, which is an asset, the book value of the insurance contract portfolio, which is a liability, the reinsurance contract portfolio held, which

F-
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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
The Group has applied the modified retrospective approach to the group of insurance contracts issued within three years prior to the transition date (January 1, 2022, the beginning of the annual reporting period preceding the initial application date of IFRS 17
‘Insurance Contracts
’), covering contracts issued from 2019 to 2021, as well as to the group of insurance contracts acquired through business combinations (date of business combination: January 1, 2019) applying the general model. For other group of insurance contracts issued and reinsurance contracts held, the fair value approach has been adopted. Additionally, the Group adjusted the existing carrying amounts based on historical cost to the current fulfillment value assessment.
The modified retrospective approach aims to achieve results very close to those of fully retrospective application, utilizing reasonable and supportable information without excessive costs or efforts. The fair value approach involves evaluating the group of insurance contracts issued using fair value measurements, as per IFRS 13
‘Fair Value Measurement’
. When applying the fair value approach, items such as contractual service margins for remaining coverage are determined based on the difference between the fair value of the group of insurance contracts issued at the transition date and the fulfillment cash flows.

F-
42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

(u)	Insurance contracts – policy applicable before January 1, 2023
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

F-4
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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

F-4
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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

F-4
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

(v)	Recognition of revenues and expenses
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

ii-1)	Fees that are an integral part of the effective interest rate of a financial instrument
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

ii-2)	Fees earned as services are provided
Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

ii-3)	Fees that are earned on the execution of a significant act
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

( w )	Revenue from Contracts with Customers
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

F-4
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

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
The Group is subject to the Global Minimum Corporate Tax Act and applies the temporary exception to deferred tax in IAS 12. As a result, the Group does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to the related deferred tax assets. The Group separately discloses the details of the current corporate income tax expense (income) related to the Global Minimum Corporate Tax Act.

( y )	Accounting for trust accounts
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

F-4
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

(z)	The adoption of the Financial Supervisory Service’s guidelines for the application of IFRS 17
The Financial Supervisory Service issued the actuarial assumption guidelines for the application of IFRS 17. The Group has applied these guidelines, particularly regarding actuarial assumptions for zero/low-surrender-value
insurance contracts, recognition criteria for contractual service margin, and actuarial assumptions for medical expense reimbursement insurance, and applied to the previous consolidated financial statements. In addition, the Group has applied these guidelines, particularly regarding actuarial assumptions for zero/low-surrender-value
insurance contracts and whole life insurance with short premium payment term, and applied to the current consolidated financial statements.

(aa)	New standards and amendments not yet adopted by the Group
The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2024, and have not been early adopted by the Group. The Group did not early adopt the following new standards and amendments when preparing consolidated financial statements.
i) Amendment to IAS 21 ‘Effects of Changes in Foreign Exchange Rates’ and IFRS 1 ‘First-time adoption of IFRS’ — Lack of Exchangeability
These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. These amendments are set for prospective application to fiscal years beginning on or after January 1, 2025, with early application permitted. The Group does not expect these amendments to have a significant impact on the consolidated financial statements.
ii) IFRS 9 ‘Financial Instruments and IFRS 7 Financial Instruments: Disclosures’ — Classification and measurement requirements of financial instruments
The amendments clarify the conditions related to the discharge of a financial liability before the settlement date when settling such financial liabilities using an electronic payment system. They further specify an interest feature, a contingent feature, financial assets with non-recourse
features and contractually linked instruments which should be considered in assessing whether contractual cash flows of a financial asset are consistent with a basic lending arrangement. Furthermore, the amendments include additional disclosure requirements for investments in equity instruments designated at fair value through other comprehensive income and contractual terms that could change the timing or amount of contractual cash flows. The amendments are applied retrospectively for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted. The Group does not expect these amendments to have a significant impact on the consolidated financial statements.
iii) IFRS 18 ‘Presentation and Disclosure in Financial Statements’
In April 2024, the IASB issued IFRS 18, ‘Presentation and Disclosure in Financial Statements’, which replaces IAS 1, ‘Presentation of Financial Statements’. While many sections have been carried forward from

F-4
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

3.	Material accounting policies (continued)

IAS 1 with limited wording changes, IFRS 18 introduces new presentation requirements within the statement of profit or loss, including specified totals and subtotals. It also requires the disclosure of management-defined performance measures and includes new requirements for the aggregation and disaggregation of financial information. Additionally, certain amendments have been made to IAS 7, ‘Statement of Cash Flows’.
IFRS 18 and the amendments to other standards are effective for reporting periods beginning on or after January 1, 2027, and the Group is currently assessing the impact of these amendments.
iv) IFRS Annual Improvements
IFRS annual improvements are applied for annual reporting periods beginning on or after January 1, 2026 with earlier application permitted. The Group believes that there will be no material impact on the consolidated financial statement.

•	IFRS 9 ‘Financial Instruments’ — Derecognition of lease liabilities and transaction price

•	IFRS 10 ‘Consolidated Financial Statements’ — Determination of ‘de facto agent’

•	IFRS 1 ‘First-time adoption of International Financial Reporting Standards’ — Hedging accounting by a first-time adopter

•	IFRS 7 ‘Financial Instruments: Disclosures’ — Gain or loss on derecognition

•	IAS 7 ‘Statement of Cash Flows’ — Cost method

4.	Significant estimates and judgments
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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

4.	Significant estimates and judgments (continued)

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

(e)	Insurance contract liabilities and reinsurance contract assets (liabilities)
The Group calculates the present value of the future cash flows of the remaining benefit liabilities and incurred claims liabilities for measurement purposes. This involves estimating the neutral present value of future cash flows, considering the time value of money, adjusting for financial risks associated with future cash flows, and making risk adjustments for non-financial
risks. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.
The number of coverage units in the group of insurance contracts is determined by considering the amount of benefit provided by contracts within the group
,
the duration of expected coverage, the frequency and recurrence of the coverage risk for all coverage units allocated to the current period.

5.	Financial risk management
(a) Overview
Shinhan Financial Group Co., Ltd. (collectively the “Group”) manages various risks that may arise within business sector and the major risks to which the Group is exposed include credit risk, market risk, interest rate risk, and liquidity risk. These risks are recognized, measured, controlled and reported in accordance with risk management guidelines established at the controlling company level and at the subsidiary level.

F-
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

i) Risk management principles
The risk management principles of the Group are as follows:

•	All business activities take into account the balance of risks and profits within a predetermined risk appetite.

•	The controlling company shall present the Group Risk Management Model Standards and supervise their compliance, and have responsibility and authority for group-level monitoring.

•	Operate a risk-related decision-making system that enhances management’s involvement.

•	Organize and operate risk management organizations independent of the business sector.

•	Operate a performance management system that clearly considers risks when making business decisions.

•	Aim for preemptive and practical risk management functions.

•	Share a cautious view to prepare for possible deterioration of the situation.
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

ii-1)	Group Risk Management Committee
The Group established the risk management system for the Group and each of its subsidiaries, and comprehensively manages group risk-related matters such as establishing risk policies, limits, and approvals. The Committee consists of directors of the controlling company.
The resolution of the Committee is as follows:

•	Establish risk management basic policy in line with management strategy

•	Determine the level of risk that can be assumed by the Group and each subsidiary

•	Approve appropriate investment limit or loss allowance limit

F-
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

•	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

•	Matters concerning risk management organization structure and division of duties

•	Matters concerning the operation of the risk management system

•	Matters concerning the establishment of various limits and approval of limits

•	Make decisions on approval of the FSS’s internal rating based approach for non-retail and retail credit rating systems

•	Matters concerning risk disclosure policy

•	Analysis of crisis situation, related capital management plan and financing plan

•	Matters deemed necessary by the board of directors

•	Materials required by external regulations such as the Financial Services Commission and other regulations and guidelines

•	Matters deemed necessary by the Chairman
The resolution of the Group Risk Management Committee is reported to the Board of Directors.

ii-2)	Group Risk Management Council
In order to maintain the Group’s risk policy and strategy consistently, the Group decides what is necessary to discuss the risks of the Group and to carry out the policies set by the Group Risk Management Committee. The members are chaired by the Group’s risk management officer and consist of the risk management officers of major subsidiaries.
iii) Group Risk Management System

iii-1)	Management of the risk capital
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

iii-2)	Risk Monitoring
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

F-52

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

iii-3)	Risk Reviewing
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

iii-4)	Crisis management
The Group maintains a group wide crisis management system to detect the signals of any risk crisis preemptively and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure the Group’s survival as a going concern. Each subsidiary maintains crisis planning for four levels of contingencies, namely, ‘cautious’, ‘alert’, ‘imminent crisis’ and ‘crisis’ determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the happening of any such contingency, is required to respond according to a prescribed contingency plan. At the controlling company level, the Group maintains and installs crisis detection and response system which is applied consistently group-wide, and upon the happening of any contingency at two or more subsidiary level, the Group directly takes charge of the situation so that the Group manages it on a concerted group wide basis.

(b)	Credit risk
Credit risk is the risk of potential economic loss that may be caused if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and is the largest risk which the Group faces. The Group’s credit risk management encompasses all areas of credit that may result in potential economic loss, including not just transactions that are recorded on the balance sheet, but also off-balance-sheet
transactions such as guarantees, loan commitments and derivative transactions.
Shinhan Bank’s basic policy on credit risk management is determined by the Risk Policy Committee. The Risk Policy Committee consists of the chairman of the Chief Risk Officer (CRO), the Chief Credit Officer (CCO), the head of the business group, and the head of the risk management department. The Risk Policy Committee decides the credit risk management plan and the direction of the loan policy for the entire bank. Apart from the Risk Policy Committee, the Credit Review Committee is established to separate credit monitoring, such as large loans and limit approval, and is composed of chairman, the CCO, CRO and the head of the Group in charge of the credit-related business group, the head of the credit planning department, and the senior examination team to enhance the credit quality of the loan and profitability of operation.
Shinhan Bank’s credit risk management includes processes such as credit evaluation, credit monitoring and supervision, credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up customer information from Shinhan Bank’s internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial
items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail

F-53

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

customers, a small office home office (SOHO) evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch RM’s (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Review Committee, the highest decision-making body for loan approvals, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.
Shinhan Bank operates a regular monitoring system for the regular management of individual loans. The loan officers and RM’s evaluate the adequacy of the result of the loan review by automatically searching for anticipated insolvent companies among business loan partners, and if necessary, the credit rating of the corporate is adjusted. In accordance with these procedures, corporate customers are classified either as an early warning company, an observation company, or a normal company, and then managed differently according to management guidelines for each risk classification, thereby mitigating the risk of insolvency of the loan at an early stage. The financial analysis support system affiliated with a professional credit rating agency supports credit screening and management, and the credit planning department calculates and manages industrial grades, and analyzes and provides industry trends and company information. In order to control the credit risk for the credit portfolio to an appropriate level, credit VaR limits are set and managed for each business and business sector, and to prepare for the credit risk caused by biased exposure to specific sectors, the Group sets and manages exposure limits for each sector by party, industry, country, etc.
Shinhan Card’s basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee (RMC) consists of the Risk Management Officer (CRO) as the chairperson, and is composed of the heads of each business group and supporting group and the heads of related departments. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount, has been established to separate credit policy decisions from credit monitoring.
Shinhan Card’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer falls under “rejection due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of ASS is approved. There is a separate screening criterion for credit card customers, who have maintained a long-term relationship with Shinhan Financial Group and have a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and is utilized to monitor member and portfolio risk.
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

F-54

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

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
① Measuring the risk of default
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
② Measuring term structure of probability of default
Internal credit risk ratings are the main variable input to determine the duration structure for the risk of default. The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment. For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyzes.
The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.
③ Significant increases in credit risk
The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others. The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

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

F-55

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

Corporate exposures	Retail exposures	Card exposures

Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent

Interest coverage ratio below 1 for a consecutive period of three years or negative cash flows from operating activities for a consecutive period of two years	Loans with identified indicators for significant increases in other credit risk

Loans with identified indicators for significant increases in other credit risk
The Group assumes that the credit risk of the financial instrument has been increased significantly since initial recognition if a specific exposure is past due more than 30 days (except, for card exposures if it is past due more than 7 days). The Group counts the number of days past due from the earliest date on which the Group fails to fully receive the contractual payments from the borrower, and does not take into account any grace period granted to the borrower.
The Group regularly reviews the criteria for determining if there has been a significant increase in credit risk from the following perspective:

•	A significant increase in credit risk shall be identified prior to the occurrence of default.

•	The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

•
As a result of applying the judgment criteria, management would not expect frequent movement between the
12-month
expected credit loss accumulation target and the entire period expected credit loss accumulation target.

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

F-5
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

i-3)
Risk of default
The Group considers a financial asset to be in default if it meets one or more of the following conditions:

•	If a borrower is overdue 90 days or more from the contractual payment date,

•	If the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset
The Group uses the following indicators when determining whether a borrower is in default:

•	Qualitative factors (e.g. breach of contractual terms),

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
The Group analyzed data from its past experience, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through a regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.

F-5
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

For the years ended December 31, 2023 and 2024, macroeconomic variables used by the Group are as follows for each scenario.
<December 31, 2023>
① Upside scenario

Major variables (*1),(*2),(*3)	Correlation between credit risks	2023.4Q	2024
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	2.2	2.1	2.2	2.1
Private consumption index (YoY %)	(-)	1.8	1.7	2.3	2.5	2.4
Facility investment growth rate (YoY %)	(-)	(6.4)	(0.6)	(0.2)	4.0	5.0
Consumer price index growth rate (%)	(+)	3.2	2.6	2.4	2.1	1.8
Balance on current account (100 million dollars)	(-)	140.0	80.0	90.0	130.0	150.0
Government bond 3y yields (%)	—	3.7	3.6	3.6	3.3	3.1
② Central scenario

Major variables (*1),(*2),(*3)	Correlation between credit risks	2023.4Q	2024
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.4	1.5	1.8
Private consumption index (YoY %)	(-)	0.9	0.7	1.2	1.4	2.0
Facility investment growth rate (YoY %)	(-)	(7.5)	(2.0)	(1.7)	2.4	3.9
Consumer price index growth rate (%)	(+)	3.4	2.8	2.8	2.5	2.1
Balance on current account (100 million dollars)	(-)	130.0	70.0	80.0	110.0	140.0
Government bond 3y yields (%)	—	3.7	3.6	3.6	3.5	3.3
③ Downside scenario

Major variables (*1),(*2),(*3)	Correlation between credit risks	2023.4Q	2024
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.1	1.1	0.8	0.9	1.2
Private consumption index (YoY %)	(-)	0.4	0.0	0.3	0.6	1.0
Facility investment growth rate (YoY %)	(-)	(8.3)	(3.8)	(4.0)	0.2	1.4
Consumer price index growth rate (%)	(+)	3.6	3.2	3.2	3.0	2.7
Balance on current account (100 million dollars)	(-)	120.0	60.0	70.0	100.0	120.0
Government bond 3y yields (%)	—	3.7	3.7	3.6	3.6	3.6

F-5
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

④ Worst scenario

Major variables (*1),(*2),(*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	—	6.7

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

(*4)	Shinhan Bank and Jeju Bank reviewed and reflected the Worst scenario (during the foreign exchange crisis) in addition to the three scenarios of Upside, Central and Downside.
<December 31, 2024>
① Upside scenario

Major variables (*1),(*2),(*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Balance on current account (100 million dollars)	(-)	220.0	210.0	190.0	180.0	200.0
Government bond 3y yields (%)	—	2.8	3.1	3.2	3.2	3.2
② Central scenario
Major variables (*1),(*2),(*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Balance on current account (100 million dollars)	(-)	200.0	190.0	170.0	160.0	180.0
Government bond 3y yields (%)	—	2.8	2.9	2.9	3.0	2.9

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

③ Downside scenario

Major variables (*1),(*2),(*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Balance on current account (100 million dollars)	(-)	170.0	160.0	140.0	120.0	130.0
Government bond 3y yields (%)	—	2.8	2.8	2.7	2.4	2.2
④ Worst scenario

Major variables (*1),(*2),(*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	—	6.18

(*1)
As a result of examining the correlation between each variable, the Group applied key variables to reflect the final future economic outlook. Shinhan Bank applied key variables such as GDP growth rate, current account balance, and
3-year
government bond yield, while Shinhan Card applied key variables such as GDP growth rate. In addition to the table above, the Group has selected macroeconomic indicators such as KOSPI index.

(*2)	Considering the default forecast period, the Group reflected the future economic outlook.
(*3)
The macroeconomic outlook figures are estimated by the Group for the purpose of calculating expected credit losses based on information from domestic and foreign research institutes. Therefore, it could be different from other institutions’ estimates.

(*4)	Reflected considering the foreign exchange crisis.
The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, are derived based on long-term data over the past ten years.
Since 2020, the Group has been implementing various policy support measures in response to the economic downturn caused by
COVID-19.
The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency. In addition, credit risk is managed through additional expected loss assessments for non-retail
and retail SOHO loans of borrowers holding the relevant loans, extended maturity loans and estimated loss loans from financial support programs. The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. When assuming a 100% weighting of Upside, Central, Downside and Worst scenarios, while keeping all other assumptions unchanged, the sensitivity to the Group’s provision for expected credit loss is not significant for both the current and prior periods.

F-
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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
December 31, 2023 and 2024

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
The Group’s maximum exposure to credit risk without taking into account of any collateral held or other credit enhancements as of December 31, 2023 and 2024 is as follows:

	2023		2024
Due from banks and loans at amortized cost (*1),(*3):
Banks	~~W~~	15,099,247	14,058,051
Retail		177,454,344	199,809,576
Government/Public sector/Central bank		21,981,065	27,228,308
Corporations		202,763,657	218,713,457
Card receivable		26,896,950	27,714,596

		444,195,263	487,523,988

Due from banks and loans at fair value through profit or loss (*3):
Banks		238,740	134,609
Corporations		1,550,565	1,780,787

		1,789,305	1,915,396

Securities at fair value through profit or loss		65,575,798	67,134,121
Securities at fair value through other comprehensive income		88,637,000	92,016,210
Securities at amortized cost (*1)		35,686,487	33,315,999
Derivative assets		4,711,421	10,279,257
Other financial assets (*1),(*2)		26,880,554	23,116,960
Guarantee contracts		18,374,287	22,509,195
Loan commitments and other credit liabilities		212,078,870	218,980,794

	~~W~~	897,928,985	956,791,920

(*1)	The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are recorded as net of allowances.

F-
62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

(*2)	Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.
(*3)	Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).
iii) The maximum amount of exposure to credit risk by type of collateral as of December 31, 2023 and 2024 is as follows:

	2023
Classification	12 months Expected credit loss		Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	57,461,539	10,231,324	479,278	68,172,141
Deposits and Savings		2,680,530	356,489	7,391	3,044,410
Property and equipment		1,610,021	470,284	10,269	2,090,574
Real estate		141,472,617	20,751,067	389,560	162,613,244
Securities		2,106,426	286,855	251,272	2,644,553
Others		11,500	—	—	11,500

Total	~~W~~	205,342,633	32,096,019	1,137,770	238,576,422

	2024
Classification	12 months Expected credit loss		Life time expected credit loss		Total
			Not impaired	Impaired
Guarantee	~~W~~	55,422,696	11,872,362	450,079	67,745,137
Deposits and Savings		2,508,238	401,970	4,971	2,915,179
Property and equipment		1,576,438	367,086	4,154	1,947,678
Real estate		170,210,822	26,682,978	528,200	197,422,000
Securities		1,846,531	155,761	—	2,002,292
Others		7,687	—	—	7,687

Total	~~W~~	231,572,412	39,480,157	987,404	272,039,973

F-
6
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets
Details of impaired financial assets due to credit risk as of December 31, 2023 and 2024 are as follows:

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

F-
6
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	12-month expected credit loss			Life time expected credit loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,740,875	2,027,427	254,625	60,114	—	14,083,041	(24,990)	14,058,051	27,874
Retail		177,166,099	6,397,386	11,714,193	4,387,929	1,198,594	200,864,201	(1,054,625)	199,809,576	151,610,129
Government/Public sector/Central bank		25,118,226	2,030,126	83,783	49	—	27,232,184	(3,876)	27,228,308	2,500
Corporations		117,893,181	55,345,067	20,324,015	25,633,821	1,880,868	221,076,952	(2,363,495)	218,713,457	117,575,757
Card receivable		21,631,071	2,974,287	1,170,078	2,436,456	642,991	28,854,883	(1,140,287)	27,714,596	18,881

		353,549,452	68,774,293	33,546,694	32,518,369	3,722,453	492,111,261	(4,587,273)	487,523,988	269,235,141

Securities at fair value through other comprehensive income (*)		83,218,889	8,736,563	10,034	50,724	—	92,016,210	—	92,016,210	—
Securities at amortized cost		31,103,200	2,219,343	—	3,644	—	33,326,187	(10,188)	33,315,999	—

	~~W~~	467,871,541	79,730,199	33,556,728	32,572,737	3,722,453	617,453,658	(4,597,461)	612,856,197	269,235,141

(*)
Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to
~~W~~
 42,477 million and
~~W~~
 38,346 million as of December 31, 2023 and 2024.

F-
6
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

v) Credit risk exposures per credit grade of
off-balance
items
Credit risk exposures per credit grade of
off-balance
items as of December 31, 2023 and 2024 are as follows:

	2023
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	15,112,974	2,578,086	—	17,691,060
Life time expected credit loss		513,229	168,287	—	681,516
Impaired		—	—	1,711	1,711

		15,626,203	2,746,373	1,711	18,374,287

Loan commitment and other credit line
12-month expected credit loss		181,662,271	19,763,504	—	201,425,775
Life time expected credit loss		7,510,601	3,138,342	—	10,648,943
Impaired		—	—	4,152	4,152

		189,172,872	22,901,846	4,152	212,078,870

	~~W~~	204,799,075	25,648,219	5,863	230,453,157

	2024
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit loss	~~W~~	19,212,434	2,786,804	—	21,999,238
Life time expected credit loss		361,440	127,153	—	488,593
Impaired		—	—	21,364	21,364

		19,573,874	2,913,957	21,364	22,509,195

Loan commitment and other credit line
12-month expected credit loss		183,928,715	21,687,932	—	205,616,647
Life time expected credit loss		10,370,570	2,988,286	—	13,358,856
Impaired		—	—	5,291	5,291

		194,299,285	24,676,218	5,291	218,980,794

	~~W~~	213,873,159	27,590,175	26,655	241,489,989

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including credit card bond)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade

F-
6
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

vii) Credit risk exposures per credit quality of derivative assets
Credit risk exposures per credit quality of derivative assets as of December 31, 2023 and 2024 are as follows:

	2023		2024
Grade 1	~~W~~	4,264,499	9,578,458
Grade 2		446,922	700,799

	~~W~~	4,711,421	10,279,257

(*)	Credit risk per credit quality of derivative assets is classified based on the internal credit ratings.

F-6
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

viii) Concentration by geographic location
An analysis of concentration by geographic location for financial instrument, net of allowance, as of December 31, 2023 and 2024 are as follows:

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

F-6
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
Classification (*)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,303,730	1,284,361	624,468	334,073	354,583	1,295,863	1,633,954	2,227,019	14,058,051
Retail		185,102,271	506,525	7,064	5,165,687	3,399	4,391,692	2,002,467	2,630,471	199,809,576
Government/Public sector/Central bank		21,716,534	1,018,284	—	1,914,100	197,042	334,366	360,451	1,687,531	27,228,308
Corporations		189,219,966	5,203,409	789,820	7,075,869	218,422	4,533,648	3,125,771	8,546,552	218,713,457
Card receivable		27,356,847	12,469	528	2,992	330	274,884	42,310	24,236	27,714,596

		429,699,348	8,025,048	1,421,880	14,492,721	773,776	10,830,453	7,164,953	15,115,809	487,523,988

Deposits and loans at FVTPL
Banks		99,159	35,450	—	—	—	—	—	—	134,609
Corporations		1,457,224	163,511	—	15,402	—	5,193	—	139,457	1,780,787

		1,556,383	198,961	—	15,402	—	5,193	—	139,457	1,915,396

Securities measured at FVTPL		61,955,771	3,321,700	377,462	135,194	2,564	—	7,144	1,334,286	67,134,121
Securities at FVOCI		81,294,290	5,367,178	441,203	564,635	35,026	50,368	708,567	3,554,943	92,016,210
Securities at amortized cost		31,113,242	207,817	—	499,988	—	761,386	116,944	616,622	33,315,999

		605,619,034	17,120,704	2,240,545	15,707,940	811,366	11,647,400	7,997,608	20,761,117	681,905,714

Off-balance accounts
Guarantees		20,517,889	579,426	250,938	44,186	9,663	199,535	511,891	395,667	22,509,195
Loan commitments and other liabilities related to credit		206,833,657	1,873,831	290,909	352,256	87,212	2,187,736	2,158,798	5,196,395	218,980,794

	~~W~~	227,351,546	2,453,257	541,847	396,442	96,875	2,387,271	2,670,689	5,592,062	241,489,989

(*)	The amounts by geographic location are presented as the net carrying amount after deducting allowances for loan losses.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

ix) Concentration by industry sector
An analysis of concentration by industry sector of financial instrument, net of allowance, as of and December 31, 2023 and 2024 is as follows:

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

F-
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
Classification (*)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,495,577	—	—	—	—	—	562,474	—	14,058,051
Retail		—	—	—	—	—	—	—	199,809,576	199,809,576
Government/Public sector/Central bank		27,042,097	—	—	—	—	—	186,211	—	27,228,308
Corporations		22,485,184	62,200,259	23,447,863	47,109,684	5,409,739	6,735,852	51,324,876	—	218,713,457
Card receivable		81,613	323,992	288,452	65,256	51,107	20,277	1,189,255	25,694,644	27,714,596

		63,104,471	62,524,251	23,736,315	47,174,940	5,460,846	6,756,129	53,262,816	225,504,220	487,523,988

Due from banks and loans at FVTPL
Banks		35,450	—	—	—	99,159	—	—	—	134,609
Corporations		859,295	391,667	301,658	149,652	10,000	—	68,515	—	1,780,787

		894,745	391,667	301,658	149,652	109,159	—	68,515	—	1,915,396

Securities measured at FVTPL		34,194,979	3,634,273	1,286,997	2,149,229	304,020	136,364	25,428,259	—	67,134,121
Securities at FVOCI		35,854,914	2,636,678	712,936	1,790,042	1,056,603	12,160	49,952,877	—	92,016,210
Securities at amortized cost		9,761,249	19,984	—	539,416	260,379	—	22,734,971	—	33,315,999

		143,810,358	69,206,853	26,037,906	51,803,279	7,191,007	6,904,653	151,447,438	225,504,220	681,905,714

Off-balance accounts
Guarantees		3,733,957	11,712,348	3,548,909	92,172	179,255	115,827	3,113,748	12,979	22,509,195
Loan commitments and other liabilities related to credit		18,218,204	34,199,306	10,324,128	4,325,044	2,408,759	531,832	20,644,317	128,329,204	218,980,794

	~~W~~	21,952,161	45,911,654	13,873,037	4,417,216	2,588,014	647,659	23,758,065	128,342,183	241,489,989

(*)	The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

F-
71

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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
Shinhan Bank measures the risk of trading account products by applying market risk standard methods. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standard approach calculates and aggregates sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, and delta and vega of foreign exchange. Delta refers to the change in product value due to changes in the price of the underlying asset, and vega refers to the change in product value due to changes in the volatility of the underlying asset. Curvature is defined as a loss that exceeds the delta risk in the event of an upward or downward shock to the underlying asset. Sensitivity risk is designed to measure both linear and non-linear
risks of factors affecting value fluctuations regardless of the characteristics of the product. Default risk measures the discrete default risk of the underlying asset that cannot be captured in sensitivity risk. Complete offsetting between purchase and sale exposures of the same borrower is possible. Residual risk is a concept that calculates additional risk because sensitivity risk and default risk are not accurately measured when there is a special profit/loss structure or the underlying asset is special.

F-
72

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

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
An analysis of the Group’s requisite capital for market risk related to trading positions as of December 31, 2023 and 2024, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, including the minimum, maximum, and average risk amounts during the reporting period, is as follows:

	2023		2024
Sensitivity risk
GIRR (*1)	~~W~~	276,940	257,705
CSR-Non-Securitisations (*2)		480,494	565,017
CSR-Securitisations (Non-CTP)		70,685	91,048
CSR-Non-Securitisations (CTP)		376	508
Stock		330,212	210,850
Foreign		449,030	389,673
Commodity		1,600	2,829

	~~W~~	1,609,337	1,517,630

Default risk
Non-Securitisations	~~W~~	37,808	—
Securitisations (Excluding CTP)		162,599	121,146
Securitisations (CTP)		71	596

	~~W~~	200,478	121,742

Residual risk		7,654	9,547

	~~W~~	1,817,469	1,648,919

(*1)
GIRR (General Interest Rate Risk): General interest rate risk, a concept that measures the risk of loss due to changes in the risk-free interest rate. In general, if the maturity is long and the value changes fluctuates a lot due to interest rate changes, the risk value is calculated to be large.

(*2)
CSR (Credit Spread Risk): Credit spread risk, a concept that measures the risk of value fluctuations as credit spreads fluctuate independently of the risk-free interest rate for products with inherent credit risk.

F-
7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

i-3)
Shinhan Bank
The details of the minimum, maximum, and average risk amount during the reporting period for trading positions of Shinhan Bank and the market risk regulatory capital based on the Basel 3 new standard method as of and for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Sensitivity Risk
GIRR (*1)	~~W~~	107,348	116,501
CSR-Non-Securitisations (*2)		153,034	129,603
CSR-Securitisations (Non-CTP)		26,187	27,930
Stock		30,750	28,582
Foreign		458,406	368,999
Commodity		119	199

	~~W~~	775,844	671,814

Default Risk
Non-Securitisations	~~W~~	107,695	98,699
Securitisations (Excluding CTP)		59,549	60,866

	~~W~~	167,244	159,565

Residual Risk		1,719	2,984

	~~W~~	944,807	834,363

(*1)	GIRR: General Interest Rate Risk
(*2)	CSR: Credit Spread Risk
i-4)
Shinhan Card
The analyzes of Shinhan Card’s requisite capital in light of the market risk for trading positions as of December 31, 2023 and 2024, based on the standard guidelines for risk management promulgated by the Financial Supervisory Service, are as follows:

	2023		2024
Interest rate risk (*)	~~W~~	4,352	2,551

(*)	Foreign subsidiaries are excluded from the calculation.

F-
7
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

i-5)
Shinhan Securities
The VaR details for trading positions of Shinhan Securities as of and for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Interest rate risk	~~W~~	32,186	15,662
Stock price risk		20,384	14,321
Foreign exchange risk		52,150	30,310
Option volatility risk		12,418	42,703
Portfolio diversification effect		(81,712)	(41,549)

		35,426	61,447

i-6)
Shinhan Life Insurance
The VaR details for trading positions of Shinhan Life Insurance as of and for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Interest rate risk	~~W~~	1,796	683
Stock price risk		7,522	11,523
Foreign exchange risk		52,394	55,467
Option volatility risk		1,233	559

		62,945	68,232

(*)
The market risk exposure for performance dividend-type assets held is
~~W~~
5,346,730 million and
~~W~~
 4,956,743 million as of December 31, 2023, and 2024 respectively, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is
~~W~~
228,451 million and
~~W~~
280,577 million as of December 31, 2023 and 2024 respectively.

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

F-
7
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

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
Each subsidiary’s interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments in Regulations for Supervision of Financial Holding Companies, the Group measures the interest rate risk using the standardized approach of IRRBB under Basel III, which measures the interest rate risk more precisely than the existing BIS standard framework by segmenting maturities of interest rates, reflecting customer behavior models and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 300bp, Short Term ± 400bp, Long Term ± 200bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 150bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as Δ EVE (Economic Value of Equity) and Δ NII (Net Interest Income), respectively.
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
The details of interest rate VaR and EaR for major subsidiaries for as of December 31, 2023 and 2024 are as follows:
ii-3)
Shinhan Bank

	2023		2024
ΔEVE (*1)	~~W~~	1,185,973	1,508,514
ΔNII (*2)		394,996	406,207
ii-4)
Shinhan Card

	2023		2024
ΔEVE (*1)	~~W~~	952,836	990,898
ΔNII (*2)		591,935	600,681

F-
7
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

ii-5)
Shinhan Securities

	2023		2024
ΔEVE (*1)	~~W~~	249,806	252,625
ΔNII (*2)		269,678	418,741
ii-6)
Shinhan Life Insurance

	2023		2024
ΔEVE (*1)	~~W~~	4,434,253	3,848,473
ΔNII (*2)		35,901	44,525

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
The management of Shinhan Bank’s foreign exchange position is centralized at the S&T Center. The desks and dealers of this department manage the overall position of spot foreign exchange or foreign exchange derivatives within the established market risk and foreign exchange position limits. Shinhan Bank sets a limit for net open positions by currency and the limits for currencies other than the U.S. dollars (USD), Japanese yen (JPY), Euros (EUR) and Chinese yuan (CNY) are set in order to minimize exposures from the other foreign exchange trading.

F-7
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2023 and 2024 are as follows:

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

F-7
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	12,337,661	2,952,548	263,878	731,304	5,387,372	21,672,763
Due from banks at FVTPL		35,450	—	—	—	—	35,450
Loans at FVTPL		275,434	—	28,229	—	19,899	323,562
Loan at amortized cost		25,948,190	13,073,162	1,832,150	4,873,899	15,186,486	60,913,887
Securities at FVTPL		6,687,351	133,864	852,382	4,124	726,565	8,404,286
Derivative assets		1,568,025	4,578	232,197	1,987	98,297	1,905,084
Securities at FVOCI		10,334,842	171,177	521,289	681,404	2,536,312	14,245,024
Securities at amortized cost		340,153	500,269	—	117,008	1,381,765	2,339,195
Other financial assets		5,471,934	1,264,209	197,766	355,004	830,886	8,119,799

	~~W~~	62,999,040	18,099,807	3,927,891	6,764,730	26,167,582	117,959,050

Liabilities:
Deposits	~~W~~	28,517,193	15,642,126	1,194,240	5,245,526	15,132,335	65,731,420
Financial liabilities at FVTPL		3,117	—	—	—	597,058	600,175
Derivative liabilities		1,513,732	5,297	50,101	1,964	55,052	1,626,146
Borrowings		9,498,518	1,446,603	280,140	544	1,485,415	12,711,220
Debt securities issued		15,926,430	168,566	764,365	—	1,865,788	18,725,149
Financial liabilities designated at FVTPL		804,324	313	—	—	—	804,637
Other financial liabilities		6,432,533	936,178	229,063	652,514	1,061,947	9,312,235

	~~W~~	62,695,847	18,199,083	2,517,909	5,900,548	20,197,595	109,510,982

Net domestic and foreign currency exposure	~~W~~	303,193	(99,276)	1,409,982	864,182	5,969,987	8,448,068
Off-balance derivative exposure		2,433,296	1,085,962	(397,997)	(379,652)	(1,555,122)	1,186,487

Net foreign currency exposure	~~W~~	2,736,489	986,686	1,011,985	484,530	4,414,865	9,634,555

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

(d)	Liquidity risk
Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets abnormal pricing, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.
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
3-month
credit crunch for
end-of-month
liquidity. The Group defines and manages the level of ‘cautious’, ‘alert’, ‘imminent crisis’, and ‘crisis’ and risk for the real liquidity gap ratio, liquidity buffer ratio, and ratio of ABS (asset backed securities) to borrowings which are major indicators related to liquidity risk. A contingency plan has been established to prepare for a crisis.

F-
80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

The details of the composition of
non-derivative
financial instruments and derivative financial instruments by remaining period are as of December 31, 2023 and 2024 are as follows:

	2023 (*1)
	Less than 1 month (*3)		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	31,107,629	734,193	83,972	159,377	189,601	2,560,084	34,834,856
Due from banks at fair value through profit or loss		—	—	—	—	—	30,743	30,743
Loans at fair value through profit or loss		308,740	421,193	85,467	9,739	923,364	76,062	1,824,565
Loans at amortized cost		37,692,048	50,813,677	65,503,264	96,981,341	130,306,477	101,012,508	482,309,315
Securities at fair value through profit or loss		38,919,131	1,642,951	682,000	559,767	7,258,255	20,304,519	69,366,623
Securities at fair value through other comprehensive income		42,256,944	445,463	539,255	2,336,017	14,033,768	30,785,721	90,397,168
Securities at amortized cost		899,355	3,258,092	1,964,229	4,323,906	21,357,255	7,573,653	39,376,490
Other financial assets		22,148,927	393,344	128,067	324,305	384,541	1,866,191	25,245,375

	~~W~~	173,332,774	57,708,913	68,986,254	104,694,452	174,453,261	164,209,481	743,385,135

Liabilities:
Deposits (*2)	~~W~~	204,353,639	49,995,140	43,382,707	65,673,174	24,930,159	2,931,998	391,266,817
Financial liabilities at fair value through profit or loss		410,381	358	586	1,202	6,816	1,449,634	1,868,977
Borrowings		19,310,777	5,678,981	6,166,750	9,811,684	14,182,221	5,170,111	60,320,524
Debt securities issued		4,496,200	7,218,255	7,931,732	18,000,681	45,961,768	3,734,554	87,343,190
Financial liabilities designated at fair value through profit or loss		309,713	1,252,877	1,774,016	1,821,666	1,324,185	1,356,579	7,839,036
Investment contract liabilities		245,353	110,050	67,039	423,484	726,759	—	1,572,685
Other financial liabilities		39,957,559	219,656	394,997	252,445	1,637,763	808,731	43,271,151

	~~W~~	269,083,622	64,475,317	59,717,827	95,984,336	88,769,671	15,451,607	593,482,380

Off balance (*3):
Guarantee contracts	~~W~~	18,374,287	—	—	—	—	—	18,374,287
Other liabilities related to loan commitments		212,078,870	—	—	—	—	—	212,078,870

	~~W~~	230,453,157	—	—	—	—	—	230,453,157

Derivatives	~~W~~	131,174	(101,655)	(335,841)	(104,002)	(1,657,294)	134,835	(1,932,783)

F-
8
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024 (*1)
	Less than 1 month (*3)		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	36,069,005	678,029	293,900	290,070	295,757	3,107,597	40,734,358
Due from banks at fair value through profit or loss		—	—	—	—	—	35,450	35,450
Loans at fair value through profit or loss		275,263	531,544	136,762	95	660,244	276,599	1,880,507
Loans at amortized cost		37,868,875	54,775,441	69,211,593	99,131,674	145,027,757	123,300,327	529,315,667
Securities at fair value through profit or loss		41,515,377	1,066,771	473,077	894,621	8,851,339	20,043,058	72,844,243
Securities at fair value through other comprehensive income		45,714,502	997,618	825,089	2,680,515	10,809,850	32,861,952	93,889,526
Securities at amortized cost		878,077	3,117,274	3,152,468	3,236,438	20,604,654	5,540,522	36,529,433
Other financial assets		18,550,324	58,298	59,159	631,667	599,959	1,975,249	21,874,656

	~~W~~	180,871,423	61,224,975	74,152,048	106,865,080	186,849,560	187,140,754	797,103,840

Liabilities:
Deposits (*2)	~~W~~	217,170,450	49,309,656	56,540,309	77,227,315	30,221,968	1,261,816	431,731,514
Financial liabilities at fair value through profit or loss		954,899	—	—	—	—	—	954,899
Borrowings		12,862,532	4,757,090	6,901,957	9,990,468	11,464,431	4,896,426	50,872,904
Debt securities issued		4,859,511	8,927,081	9,122,810	17,273,392	56,429,636	4,046,575	100,659,005
Financial liabilities designated at fair value through profit or loss		439,367	861,277	991,871	1,963,789	2,473,275	1,513,662	8,243,241
Investment contract liabilities		106,106	105,788	248,954	375,300	328,874	—	1,165,022
Other financial liabilities		32,314,670	174,388	257,115	587,834	1,351,145	140,254	34,825,406

	~~W~~	268,707,535	64,135,280	74,063,016	107,418,098	102,269,329	11,858,733	628,451,991

Off balance (*3):
Guarantee contracts	~~W~~	22,509,195	—	—	—	—	—	22,509,195
Other liabilities related to loan commitments		218,980,794	—	—	—	—	—	218,980,794

	~~W~~	241,489,989	—	—	—	—	—	241,489,989

Derivatives	~~W~~	453,751	(12,670)	(68,634)	6,511	(1,847,862)	(165,170)	(1,634,074)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~ 151,177,041 million and ~~W~~ 160,031,760 million as of December 31, 2023 and 2024 are included in the ‘Less than 1 month’ category, respectively.
(*3)	Though guarantees, loan agreements, and other credit offerings provided by the Group exist, if the counterparty requests a payment, the Group should fulfill the obligation immediately.

F-
82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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

F-
8
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

i) Financial instruments measured at fair value

i-1)	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2023 and 2024 are as follows:

	2023
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	—	30,743	—	30,743
Loans at FVTPL (*1)		—	515,564	1,242,998	1,758,562
Securities at FVTPL:
Debt securities and other securities (*2)		11,248,555	39,736,457	14,487,080	65,472,092
Equity securities		2,253,651	—	1,597,810	3,851,461
Gold/silver deposits		103,706	—	—	103,706

		13,605,912	39,736,457	16,084,890	69,427,259

Derivative assets:
Trading		117,929	3,709,058	632,213	4,459,200
Hedging		—	252,221	—	252,221

		117,929	3,961,279	632,213	4,711,421

Securities measured at FVOCI:
Debt securities		39,111,078	49,525,922	—	88,637,000
Equity securities		725,796	—	949,183	1,674,979

		39,836,874	49,525,922	949,183	90,311,979

	~~W~~	53,560,715	93,769,965	18,909,284	166,239,964

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold	~~W~~	1,449,634	—	—	1,449,634
Gold/silver deposits		419,343	—	—	419,343

		1,868,977	—	—	1,868,977

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities (*2)		—	816,643	6,725,252	7,541,895
Debt securities issued		—	254,832	—	254,832

		—	1,071,475	6,725,252	7,796,727

Derivative liabilities:
Trading		46,578	3,369,771	783,587	4,199,936
Hedging		—	614,285	224,195	838,480

		46,578	3,984,056	1,007,782	5,038,416

	~~W~~	1,915,555	5,055,531	7,733,034	14,704,120

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
92 billion. As of December 31, 2023, in this regard, international disputes are under way,

F-
8
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

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
Shinhan Securities Co., Ltd.’ level 3
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

F-
8
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks measured at FVTPL	~~W~~	—	35,450	—	35,450
Loans at FVTPL (*1)		—	745,412	1,134,534	1,879,946
Securities at FVTPL:
Debt securities and other securities (*2)		11,870,768	39,052,189	16,082,867	67,005,824
Equity securities		1,618,125	64,277	1,414,926	3,097,328
Gold/silver deposits		128,297	—	—	128,297

		13,617,190	39,116,466	17,497,793	70,231,449

Derivative assets:
Trading		85,439	8,772,280	719,177	9,576,896
Hedging		—	702,361	—	702,361

		85,439	9,474,641	719,177	10,279,257

Securities measured at FVOCI:
Debt securities		35,984,894	56,031,316	—	92,016,210
Equity securities		866,968	—	922,191	1,789,159

		36,851,862	56,031,316	922,191	93,805,369

	~~W~~	50,554,491	105,403,285	20,273,695	176,231,471

Financial liabilities:
Financial liabilities measured at FVTPL:
Securities sold (*2)	~~W~~	357,841	—	—	357,841
Gold/silver deposits		597,058	—	—	597,058

		954,899	—	—	954,899

Financial liabilities designated at fair value through profit or loss:
Derivatives-combined securities		—	819,919	7,139,257	7,959,176
Debt securities issued		—	261,299	—	261,299

		—	1,081,218	7,139,257	8,220,475

Derivative liabilities:
Trading		22,721	8,476,885	536,855	9,036,461
Hedging		—	814,374	207,697	1,022,071

		22,721	9,291,259	744,552	10,058,532

	~~W~~	977,620	10,372,477	7,883,809	19,233,906

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
40.8 billion. As of December 31, 2024, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets. Accounting estimates and assumptions used in preparing consolidated financial statements may lead to adjustment in response to changes in uncertainty, such as information and market conditions available in the future. In addition, the ultimate impact on the business, financial condition, performance, and liquidity of the Group is unpredictable.

F-
8
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

(*2)
Financial instruments (Beneficiary certificates:
~~W~~
175 billion and derivatives-combined securities:
~~W~~
175 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended December 31, 2020. The company estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.

(*3)
Shinhan Securities Co., Ltd.’ level 3
over-the-counter
derivatives is recognized
~~W~~
86,279 million in financial assets measured at fair value through profit or loss,
~~W~~
7,146,909 million in financial liabilities designated at fair value through profit or loss,
~~W~~
718,788 million in derivative assets, and
~~W~~
535,162 million in derivative liabilities. The fair value of over-the-counter
derivatives classified as level 3 above is measured using Shinhan Securities Co., Ltd.’s internal valuation model.

i-2)
Classification of financial instruments as fair value level 3
The Group uses the value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period.
Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	15,047,137	981,329	(7,930,909)	61,622	(343,759)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		69,334	—	(244,146)	(15,540)	119,564
Recognized in other comprehensive income (loss) for the year		(532)	12,747	(1,907)	—	—

		68,802	12,747	(246,053)	(15,540)	119,564
Purchase		5,987,732	55,078	—	36,786	—
Issue		—	—	(6,343,080)	—	—
Settlement		(4,071,062)	(100,000)	7,794,790	(234,242)	—
Transfer to level3 (*2)		299,148	29	—	—	—
Transfer out of level3 (*2)		(3,869)	—	—	—	—

Ending balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)

F-8
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	Financial asset at fair value through profit or loss		Securities at fair value through other comprehensive profit or loss	Financial liabilities designated at fair value through profit or loss	Derivative assets and liabilities, net
					Held for trading	Held for hedging
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	(151,374)	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit (loss) for the year (*1)		355,895	—	(74,680)	(243,855)	16,498
Recognized in other comprehensive income (loss) for the year		3,287	(77,241)	(8,614)	—	—

		359,182	(77,241)	(83,294)	(243,855)	16,498
Purchase		7,120,860	55,431	—	1,307,186	—
Issue		—	—	(7,993,276)	—	—
Settlement		(5,798,938)	(5,153)	7,662,565	(733,566)	—
Transfer to level3 (*2)		17,407	—	—	3,931	—
Transfer out of level3 (*2)		(394,072)	(29)	—	—	—

Ending balance	~~W~~	18,632,327	922,191	(7,139,257)	182,322	(207,697)

(*1)
Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2023 and 2024 are included in the accounts of the statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2023
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at fair value through profit or loss	~~W~~	53,794	47,708
Net gain (loss) on financial liabilities designated at fair value through profit or loss		(244,146)	96,223
Net other operating expense		119,564	119,564

	~~W~~	(70,788)	263,495

F-8
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net loss on financial assets at fair value through profit or loss	~~W~~	112,040	443,935
Net gain on financial liabilities designated at fair value through profit or loss		(74,680)	102,961
Net other operating expense		16,498	16,497

	~~W~~	53,858	563,393

(*2)
The equity securities experienced a level transfer due to changes in the availability of observable market data, such as trading suspensions. Similarly, the derivative instruments underwent a level transfer as the availability of observable market data changed due to modifications in valuation techniques.

i-3)	Valuation techniques and significant inputs not observable in markets

①	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2023 and 2024 are as follows:

	2023
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*)	~~W~~	40,282,764	Discount rate, interest rate, stock price and etc.

			40,282,764

Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		3,709,058	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			252,221

			3,961,279

Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		49,525,922	Interest rate, discount rate, etc.

		~~W~~	93,769,965

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2023
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		254,832	Discount rate, volatility
Compound financial instruments		~~W~~	816,643	Underlying asset price

			1,071,475

Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		3,369,771	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			614,285

			3,984,056

		~~W~~	5,055,531

	2024
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial asset at fair value through profit or loss
Debt securities, due from banks, loans	DCF, NAV, Option model (*)	~~W~~	39,833,051	Discount rate, interest rate, stock price and etc.
Equity securities	NAV		64,277	Price of underlying assets such as stocks, bonds, etc

			39,897,328

Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		8,772,280	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			702,361

			9,474,641

Securities at fair value through other comprehensive income
Debt securities	DCF, Option model (*)		56,031,316	Interest rate, discount rate, etc.

		~~W~~	105,403,285

F-
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Liabilities
Financial liabilities designated at fair value through profit or loss
Debt securities issued	Option model (*), NAV		261,299	Discount rate, volatility
Compound financial instruments		~~W~~	819,919	Underlying asset price

			1,081,218

Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		8,476,885	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			814,374

			9,291,259

		~~W~~	10,372,477

(*)	Option models applied to measure fair value include the Black-Scholes model and Hull-White model, and methods such as Monte Carlo simulation are applied to some products depending on the product type.

F-
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

②	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2023 and 2024 are as follows:

	2023
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	15,730,078	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	1.00~76.22% 2.44~16.17% -11.62~65.74% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Cost method		1,597,810	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	0.51~51.57% 2.61~31.73% 0.00% 0.51~74.30%

			17,327,888

Derivative assets
Equity and foreign exchange related	Option model (*1)		97,403	The volatility of the underlying asset and Correlations	8.08~63.37% -1.74~69.79%
Interest rates related			60,919	The volatility of the underlying asset and Correlations	0.19~0.68% 75.14~77.30%
Credit and commodity related			473,891	The volatility of the underlying asset, Correlations and Hazard Rate	34.52~41.77% 99.83~99.95% 0.08~3.60%

			632,213

Securities at fair value through other comprehensive income			949,183
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis			The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	20.60~27.84% 5.14~20.90% -1.00~1.00% 0.55~60.71%

		~~W~~	18,909,284

F-
9
2

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2023
Type of financial instrument	Valuation technique	Carrying value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	6,725,252	The volatility of the underlying asset and Correlations	0.26~81.98% —42.43~84.71%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		468,611	The volatility of the underlying asset and Correlations	7.58~81.98% —42.43~84.71%
Interest rates related			445,572	The volatility of the underlying asset, Regression coefficient and Correlations	0.19~1.06% 0.00~2.71% —38.52~90.34%
Credit and commodity related			93,599	The volatility of the underlying asset, Correlations and Hazard Rate	0.26~24.67% —11.62~77.30% 0.08~2.55%

			1,007,782

		~~W~~	7,733,034

F-
9
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
Type of financial instrument	Valuation technique	Carrying value (*2)	Significant unobservable inputs	Range
Financial assets
Financial asset at fair value through profit or loss
Debt securities, loans	DCF, NAV, Option model (*1), Income approach	~~W~~ 17,217,401	The volatility of the underlying asset, Discount rate, Correlations Growth rate, and Liquidation Value	0.56~81.72% 2.74~11.07% 4.74~82.57% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method	1,414,926	The volatility of the underlying asset, Discount rate, Growth rate And Interest rate volatility	25.58~53.67% 3.60~15.44% 0.00% 0.46~0.73%

		18,632,327

Derivative assets
Equity and foreign exchange related	Option model (*1)	125,445	The volatility of the underlying asset and Correlations	10.35~41.28% 41.60~73.24%
Interest rates related		85,141	The volatility of the underlying asset and Correlations	0.46~0.66% -38.28~69.59%
Credit and commodity related		508,591	The volatility of the underlying asset, Correlations and Hazard Rate	30.92~31.36% 99.88~99.96% 0.16~8.90%

		719,177

Securities at fair value through other comprehensive income
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis	922,191	The volatility of the underlying asset, Discount rate, Growth rate and Interest rate volatility	22.95% 4.75~14.03% -1.00~1.00% 0.41~67.91%

		~~W~~ 20,273,695

F-
9
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
Type of financial instrument	Valuation technique	Carrying Value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,139,257	The volatility of the underlying asset and Correlations	0.46~57.68% -46.56~83.10%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		181,858	The volatility of the underlying asset and Correlations	7.86~57.68% -46.56~83.10%
Interest rates related			428,049	The volatility of the underlying asset, Regression coefficient and Correlations	0.46~1.09% 0.00~2.32% -38.28~90.34%
Credit and commodity related			134,645	The volatility of the underlying asset, Correlations and Hazard Rate	6.98% 0.00% 0.29~6.05%

			744,552

		~~W~~	7,883,809

(*1)	Option model that the Group uses in derivative valuation includes Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.
(*2)
There is no disclosure for valuation techniques and input variables related to items where the carrying amount is recognized as a reasonable approximation of fair value and the carrying amount is disclosed at fair value.

i-4)	Sensitivity for changing in unobservable inputs
For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effects on profit or loss, or other comprehensive income as of December 31, 2023 and 2024.

	2023
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
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

F-
9
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial asset at fair value through profit or loss	~~W~~	38,489	(33,351)
Derivative assets		14,813	(14,777)

Securities at fair value through other comprehensive income (*2)		74,482	(49,291)

	~~W~~	127,784	(97,419)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at fair value through profit or loss	~~W~~	19,782	(20,339)
Derivative liabilities		25,420	(21,955)

	~~W~~	45,202	(42,294)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.
(*2)	Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1%p to 1%p.

F-
9
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

ii) Financial instruments measured at amortized cost

ii-1)	The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument. For this reason, the carrying amount approximates fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow at the market interest rate and credit risk of the borrower.

Securities	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The fair value of others is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

Investment contract liabilities	The book value of retirement pension contract reserves as prescribed by the Insurance Business Act and Insurance Business Supervision Regulations was used as a proxy for fair value because of the difficulty of calculating reliable expected cash flows.

Other financial assets and other financial liabilities	The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at a discount rate which considered residual risk at the market interest rate.

F-9
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

ii-2)	The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2023 and 2024 are as follows:

	2023			2024
	Carrying amount		Fair value	Carrying amount	Fair value
Assets:
Deposits measured at amortized cost	~~W~~	32,455,701	32,338,446	38,228,750	38,159,135
Loans measured at amortized cost		411,739,562	414,024,035	449,295,238	452,724,752

Securities measured at amortized cost:
Government bonds		22,787,609	22,182,130	21,808,057	21,625,666
Financial institution bonds		5,864,626	5,906,724	3,787,661	3,828,599
Corporation bonds		7,034,252	6,879,983	7,720,281	7,694,086

		35,686,487	34,968,837	33,315,999	33,148,351

Other financial assets		26,880,554	27,175,002	23,116,960	23,469,322

	~~W~~	506,762,304	508,506,320	543,956,947	547,501,560

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	151,177,041	151,177,041	160,031,759	160,031,759
Time deposits		202,106,686	202,405,752	236,527,490	236,878,216
Certificate of deposit		12,059,730	12,114,566	10,409,701	10,481,318
Issued bill deposit		7,614,701	7,614,012	7,624,787	7,624,245
CMA deposits		4,950,392	4,950,392	4,451,561	4,451,561
Others		3,604,114	3,604,031	3,735,747	3,735,726

		381,512,664	381,865,794	422,781,045	423,202,825

Borrowing debts:
Call-money		2,195,849	2,195,849	1,197,823	1,197,823
Bills sold		11,252	11,208	8,872	8,831
Bonds sold under repurchase agreements		17,312,576	17,312,576	11,542,956	11,542,956
Borrowings		37,381,675	37,322,235	37,170,722	37,236,104

		56,901,352	56,841,868	49,920,373	49,985,714

Debt securities issued:
Borrowings in Korean won		68,382,242	68,189,097	75,106,885	75,610,971
Borrowings in foreign currency		13,179,483	13,143,721	18,658,969	18,759,433

		81,561,725	81,332,818	93,765,854	94,370,404

Investment contract liabilities		1,572,685	1,572,685	1,165,022	1,165,022

Other financial liabilities		47,328,051	47,295,828	39,472,400	39,429,575

	~~W~~	568,876,477	568,908,993	607,104,694	608,153,540

F-9
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

ii-3)
The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but with their fair value disclosed as of December 31, 2023 and 2024 are as follows:

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

Debt securities issued:
Borrowings in won		—	36,388,349	31,800,748	68,189,097
Borrowings in foreign currency		—	10,456,332	2,687,389	13,143,721

		—	46,844,681	34,488,137	81,332,818

Investment contract liabilities		—	—	1,572,685	1,572,685

Other financial liabilities		—	20,658,155	26,637,673	47,295,828

	~~W~~	—	229,612,865	339,296,128	568,908,993

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	Level 1		Level 2	Level 3	Total
Deposits measured at amortized cost	~~W~~	537,760	37,621,375	—	38,159,135
Loans measured at amortized cost		—	965,455	451,759,297	452,724,752
Securities measured at amortized cost:
Government bonds		11,292,066	10,333,600	—	21,625,666
Financial institution bonds		331,421	3,497,178	—	3,828,599
Corporation bonds		—	7,694,086	—	7,694,086

		11,623,487	21,524,864	—	33,148,351

Other financial assets		—	13,474,763	9,994,559	23,469,322

	~~W~~	12,161,247	73,586,457	461,753,856	547,501,560

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	160,031,759	—	160,031,759
Time deposits		—	—	236,878,216	236,878,216
Certificate of deposit		—	—	10,481,318	10,481,318
Issued bill deposit		—	—	7,624,245	7,624,245
CMA deposits		—	4,451,561	—	4,451,561
Other		—	3,694,921	40,805	3,735,726

		—	168,178,241	255,024,584	423,202,825

Borrowing debts:
Call-money		—	1,197,823	—	1,197,823
Bills sold		—	—	8,831	8,831
Bonds sold under repurchase agreements		—	—	11,542,956	11,542,956
Borrowings		—	19,922	37,216,182	37,236,104

		—	1,217,745	48,767,969	49,985,714

Debt securities issued:
Borrowings in won		—	43,460,315	32,150,656	75,610,971
Borrowings in foreign currency		—	12,899,498	5,859,935	18,759,433

		—	56,359,813	38,010,591	94,370,404

Investment contract liabilities		—	—	1,165,022	1,165,022

Other financial liabilities		—	10,428,026	29,001,549	39,429,575

	~~W~~	—	236,183,825	371,969,715	608,153,540

F-
100

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

ii-4)
Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as at December 31, 2023 and 2024, are as follows:

	2023
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks measured at amortized cost	~~W~~	31,783,743	DCF	Discount rate
Loans measured at amortized cost		1,633,949	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		22,235,716	DCF	Discount rate
Other financial assets		16,393,625	DCF	Discount rate
Financial instruments classified as level 3:
Assets
Loans measured at amortized cost		412,390,086	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		10,781,377	DCF	Discount rate

	~~W~~	495,218,496

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	159,692,924	DCF	Discount rate
Borrowings		2,417,105	DCF	Discount rate
Debt securities issued		46,844,681	DCF	Discount rate
Other financial liabilities		20,658,155	DCF	Discount rate
Financial instruments classified as level 3:
Liabilities
Deposits		222,172,870	DCF	Discount rate
Borrowings		54,424,763	DCF	Discount rate
Debt securities issued		34,488,137	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		1,572,685	—	—
Other financial liabilities		26,637,673	DCF	Discount rate

	~~W~~	568,908,993

F-
101

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2 :
Assets
Due from banks measured at amortized cost	~~W~~	37,621,375	DCF	Discount rate
Loans measured at amortized cost		965,455	DCF	Discount rate, Credit spread and Prepayment rate
Securities measured at amortized cost		21,524,864	DCF	Discount rate
Other financial assets		13,474,763	DCF	Discount rate
Financial instruments classified as level 3 :
Assets
Loans measured at amortized cost		451,759,297	DCF	Discount rate, Credit spread and Prepayment rate
Other financial assets		9,994,559	DCF	Discount rate

	~~W~~	535,340,313

Financial instruments classified as level 2 :
Liabilities
Deposits	~~W~~	168,178,241	DCF	Discount rate
Borrowings		1,217,745	DCF	Discount rate
Debt securities issued		56,359,813	DCF	Discount rate
Other financial liabilities		10,428,026	DCF	Discount rate
Financial instruments classified as level 3 :
Liabilities
Deposits		255,024,584	DCF	Discount rate
Borrowings		48,767,969	DCF	Discount rate
Debt securities issued		38,010,591	DCF	Discount rate, Regression coefficient and Correlations
Investment contract liabilities		1,165,022	—	—
Other financial liabilities		29,001,549	DCF	Discount rate

	~~W~~	608,153,540

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.
iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2023 and 2024, are as follows:

	2023		2024
Beginning balance	~~W~~	(143,959)	(81,747)
New transactions		(48,548)	(33,712)
Recognized in profit for the year		110,760	26,229

Ending balance	~~W~~	(81,747)	(89,230)

F-
102

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

(f)	Classification by categories of financial instruments
Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 4. (e) Measurement of fair value.
The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2023 and 2024 is as follows:

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

F-
10
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2023
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	381,512,664	—	381,512,664
Financial liabilities at fair value through profit or loss		1,868,977	—	—	—	1,868,977
Financial liabilities designated at FVTPL		—	7,796,727	—	—	7,796,727
Derivatives liabilities		4,199,936	—	—	838,480	5,038,416
Borrowings		—	—	56,901,352	—	56,901,352
Debt securities issued		—	—	81,561,725	—	81,561,725
Investment contract liabilities		—	—	1,572,685	—	1,572,685
Others		—	—	47,328,051	—	47,328,051

	~~W~~	6,068,913	7,796,727	568,876,477	838,480	583,580,597

	2024
	FVTPL		FVOCI	Amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	40,525,712	—	40,525,712
Due from banks at fair value through profit or loss		35,450	—	—	—	35,450
Securities at fair value through profit or loss		70,231,449	—	—	—	70,231,449
Derivatives assets		9,576,896	—	—	702,361	10,279,257
Loans at fair value through profit or loss		1,879,946	—	—	—	1,879,946
Loans at amortized cost		—	—	449,295,238	—	449,295,238
Securities at fair value through other comprehensive income		—	93,805,369	—	—	93,805,369
Securities at amortized cost		—	—	33,315,999	—	33,315,999
Others		—	—	23,116,960	—	23,116,960

	~~W~~	81,723,741	93,805,369	546,253,909	702,361	722,485,380

F-
10
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	FVTPL		FVTPL liabilities designated	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	422,781,045	—	422,781,045
Financial liabilities at fair value through profit or loss		954,899	—	—	—	954,899
Financial liabilities designated at FVTPL		—	8,220,475	—	—	8,220,475
Derivatives liabilities		9,036,461	—	—	1,022,071	10,058,532
Borrowings		—	—	49,920,373	—	49,920,373
Debt securities issued		—	—	93,765,854	—	93,765,854
Investment contract liabilities		—	—	1,165,022	—	1,165,022
Others		—	—	39,472,400	—	39,472,400

	~~W~~	9,991,360	8,220,475	607,104,694	1,022,071	626,338,600

(g)	Transfer of financial instruments
i) Transfers that do not qualify for derecognition
i-1) Sale of repurchase bonds
Among the Group’s sale of repurchase bonds, followings are the details of financial instruments that do not qualify for derecognition because the Group sold under repurchase agreement at a fixed price as of December 31, 2023 and 2024:

	2023		2024
Transferred asset:
Securities at FVTPL	~~W~~	11,042,486	10,141,306
Securities at FVOCI		1,286,990	645,888
Securities at amortized cost		3,622,838	199,261
Loans at amortized cost		—	20,600

	~~W~~	15,952,314	11,007,055

Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	17,312,576	11,542,956
i-2) Securities loaned
If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.

F-
10
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

Securities loaned as of December 31, 2023 and 2024 are as follows:

	2023		2024	Borrowers
Government bonds	~~W~~	15,340,768	13,611,571	Korea Securities Finance Corp., Korea Securities Depository, etc.
Financial institutions bonds		398,252	607,175	Korea Securities Finance Corp., Korea Securities Depository, etc.
Corporation bonds		221,435	465,211	BNP Paribas Securities Corp.
Equity securities		48,004	15,826	Korea Securities Depository
Beneficiary certificate		40,890	—	Korea Securities Depository

	~~W~~ 16,049,349		14,699,783

i-3) Securitization of financial assets
The Group uses the securitization of financial assets as a means of financing and to transfer risk. Generally, these securitization transactions result in the transfer of contractual cash flows to the debt securities holders issued from the financial asset portfolio. The Group recognizes debt securities issued without derecognition of assets under individual agreements, partially recognizes assets to the extent of the Group’s level of involvement in assets, or recognizes rights and obligations arising from the derecognition and transfer of assets as separate assets and liabilities. The Group derecognizes the entire asset only if it transfers contractual rights to the cash flows of financial assets or if it holds contractual rights but bears contractual obligations to pay cash flows to the other party without significant delays or reinvestment and transfers most of the risks and benefits of ownership (e.g., credit risk, interest rate risk, prepayment risk, etc.).
For the years ended December 31, 2023 and 2024, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are
~~W~~
10,950,727 million and
~~W~~
11,369,662 million, respectively; the carrying amounts of related liabilities are
~~W~~
6,634,887 million and
~~W~~
7,144,588 million, respectively.
ii) Financial instruments qualified for derecognition and continued involvement
There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2023, and 2024.

F-
10
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2023 and 2024 are as follows:

	2023
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	4,706,696	—	4,706,696	14,428,984	448,025	2,042,058
Other financial instruments (*1)		12,212,371	—	12,212,371
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		19,200,694	—	19,200,694	18,814,022	—	386,672
Securities loaned (*2)		6,284,849	—	6,284,849	6,283,227	—	1,622
Domestic exchange settlement debit (*3)		47,791,602	42,766,815	5,024,787	—	—	5,024,787
Receivables from disposal of securities (*4)		7,421,808	3,734,544	3,687,264	3,006,017	—	681,247

	~~W~~	97,618,020	46,501,359	51,116,661	42,532,250	448,025	8,136,386

Liabilities:
Derivatives (*1), (*5)	~~W~~	12,637,884	—	12,637,884	14,701,829	—	8,958,880
Other financial instruments (*1)		11,022,825	—	11,022,825
Bonds sold under repurchase agreements (*2)		17,312,576	—	17,312,576	15,450,999	—	1,861,577
Securities borrowed (*2)		1,449,634	—	1,449,634	1,449,634	—	—
Domestic exchange settlement pending (*3)		52,004,974	42,766,815	9,238,159	9,151,927	—	86,232
Payable from purchase of securities (*4)		7,466,010	3,734,544	3,731,466	3,006,534	—	724,932

	~~W~~	101,893,903	46,501,359	55,392,544	43,760,923	—	11,631,621

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
December 31, 2023 and 2024

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

F-10
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

	2024
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	10,560,214	—	10,560,214	13,744,859	522,860	5,592,302
Other financial instruments (*1)		9,299,807	—	9,299,807
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		17,514,396	—	17,514,396	15,238,643	—	2,275,753
Securities loaned (*2)		6,456,316	—	6,456,316	6,393,972	—	62,344
Domestic exchange settlement debit (*3)		39,697,639	34,787,860	4,909,779	—	—	4,909,779
Receivables from disposal of securities (*4)		4,879,073	2,199,610	2,679,463	1,925,615	—	753,848

	~~W~~	88,407,445	36,987,470	51,419,975	37,303,089	522,860	13,594,026

Liabilities:
Derivatives (*1), (*5)	~~W~~	18,245,590	—	18,245,590	14,692,837	1,000	11,767,096
Other financial instruments (*1)		8,215,343	—	8,215,343
Bonds sold under repurchase agreements (*2)		11,542,956	—	11,542,956	10,667,259	—	875,697
Securities borrowed (*2)		357,842	—	357,842	357,842	—	—
Domestic exchange settlement pending (*3)		36,593,966	34,787,860	1,806,106	1,735,983	—	70,123
Payable from purchase of securities (*4)		4,868,572	2,199,610	2,668,962	1,926,038	—	742,924

	~~W~~	79,824,269	36,987,470	42,836,799	29,379,959	1,000	13,455,840

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
December 31, 2023 and 2024

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

(*5)
As of December 31, 2024, the total amount of financial liabilities includes
~~W~~
7,966,828 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of
~~W~~
586,768 million are included in the related instruments not offset in the statement of financial position.

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
capital (1.0%p) and economic response capital (2.5%p) to the existing lowest common equity capital ratio. The economic response capital can be charged up to 2.5%p during credit expansion and required economic response capital in Korea was increased from 0% to 1%, effective May 1,2024. As of December 31, 2024, the minimum regulatory BIS capital ratio to be observed is 12.5%, which is the standard for applying capital conservation capital (2.5%p),
D-SIB
capital (1.0%p), and economic response capital (1.0%p).
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

F-1
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5.	Financial risk management (continued)

The capital ratio of the Group based on Basel III is as of December 31, 2023 and 2024 are as follows:

	2023		2024
Capital :
Tier I common equity capital	~~W~~	41,388,070	44,570,426
Additional tier 1 capital		5,118,817	5,822,079

Tier I capital		46,506,887	50,392,505
Tier II capital		3,685,637	3,512,376

Total capital (A)	~~W~~	50,192,524	53,904,881

Total risk-weighted assets (B)	~~W~~	314,180,698	341,378,776
Capital adequacy ratio (A/B)		15.98%	15.79%
Tier I capital adequacy ratio		14.80%	14.76%
Common stock ratio		13.17%	13.06%

(*)	As of December 31, 2024, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS capital regulation system and the capital ratio as of that date is a provisional figure.

6.	Insurance Risk

(a)	Overview of the insurance risk – Shinhan Life Insurance Co., Ltd.

i)	Overview of the insurance risk
i-1)
Insurance risk
Insurance risk is the likelihood that insured events occur and the uncertainty of the total amount and timing of claims for the insured events occurred. The main risk covered by insurance contracts is the risk that the actual claim or benefit payment will exceed the accumulated insurance liability. This risk can occur for the following reasons:
① Frequency risk: a possibility that the number of occurrences of the insured event is different from the expected number
② Severity risk: a possibility that the cost of an incident may be different from the expected cost level
By experience, when there is more similar insurance or they are more diversified, the less likely it is that abnormal effects from some contracts will occur. The Group takes this into account when underwriting contracts and strives to form a sufficiently large and diversified group of contracts.
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
December 31, 2023 and 2024

6.	Insurance Risk (continued)

Insurance accidents in life insurance include not only the death of the policyholder(insured) but also their survival, disability, and hospitalization.
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
In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, the Group assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but the Group assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.
The Group uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.
① Acceptance strategy
Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, the Group can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups
is one of the major acceptance strategies.
② Reinsurance strategy
The risk of reinsurance contracts held to the Group is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by the Group shall be determined by considering the Group’s assets, contract conditions, risk level, and technology for selecting the contract.
Insurance risk can also be affected by the policyholder’s right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder’s actions and decisions. The Group’s insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about the Group’s insurance liabilities.

F-1
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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
The Group divides insurance risks arising from life insurance contracts into six sub-risks:
death risk, longevity risk, disability and illness risk, cancelation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk
is measured on assets and liabilities that may directly or indirectly cause loss to the Group in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.
The shock scenario method, one of the insurance risk measurement methods, is a method of calculating the amount of change in net asset value when applying a scenario in which the basic assumptions used for market valuation of assets or liabilities change. On the other hand, the risk coefficient method is a method that calculates the amount by multiplying a specific exposure by a specified risk coefficient, and is suitable for risk amounts that have short maturity or do not have large changes in net asset value during market valuation. In addition, the Group calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk,
reflecting the correlation coefficient between the
sub-risks.
ii
-2)
Insurance risk management organization and management method
The Group measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, the Group establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, the Group supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.
In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.
Management methods by risk type are as follows:

-	Insurance risk management
The Group develops insurance products with proper profitability by setting the profitability guidelines from the time of product development, establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

F-1
1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

-	Interest rate risk management
The Group establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. The Group also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities, and sets a viable portfolio as a guideline every year to allocate and manage assets.

-	Liquidity risk management
The Group reviews and manages the amount of claims paid insurance and liquid assets periodically.

iii)	Korean Insurance Capital Standard(K-ICS)
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
Under the
K-ICS,
the solvency ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company’s solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company’s capital soundness has become poor, and the supervisory authority must comply with the Insurance Business Supervision Regulations. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

F-1
1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

iv)	Financial risks related to insurance contracts
Investment contracts that include insurance contracts and discretionary participation feature may be exposed to financial risks although it is an insurance liability, and the form of exposure is as follows:
iv-1)
Credit risk
Credit risk refers to the risk of loss resulting from the borrower’s failure to repay a loan or meet contractual obligations. the Group’s reinsurance assets are exposed to credit risk as assets that may incur losses if the reinsurer defaults at the time of receipt of the claims and receivables.
iv-2) Interest rate risk
Interest rate risk means the risk that arises when the Group’s financial position fluctuates unfavorably due to the effect of interest rates on assets and liabilities. The Group manages matched assets and liabilities for each portfolio to minimize the impact of mismatches between assets and liabilities caused by interest rate fluctuations, thus reducing the risk.
iv-3) Liquidity risk
Liquidity risk refers to the risk that assets and liabilities are subject to inconsistency or failure to respond to unexpected cash outflows. Therefore, future cash outflows from investment contracts, including insurance liabilities which account for most of the Group’s liabilities and discretionary participation features, are factors used to determine the level of risk associated with the Group’s liquidity.
The purpose of the Group’s management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. The Group’s main liquidity risk management methods are as follows:

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
iv-4) Market risk
Market risk refers to the risk of loss arising when the Group’s financial position fluctuates unfavorably due to adverse price fluctuations such as stock prices and exchange rates. The Group carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

F-1
1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

v)	Concentration of Insurance Risk
v-1)
The concentration of insurance risks by region as of December 31, 2023 and 2024 are as follow:

	2023
	Insurance Contract		Reinsurance Contract	Total
Domestic	~~W~~	38,360,261	161,301	38,521,562
International		5,001	—	5,001

	~~W~~	38,365,262	161,301	38,526,563

	2024
	Insurance Contract		Reinsurance Contract	Total
Domestic	~~W~~	41,195,537	345,177	41,540,714
International		(1,341)	—	(1,341)

	~~W~~	41,194,196	345,177	41,539,373

v-2)
Market risk arising from insurance contracts
The amount of currency insurance liabilities (based on the fulfillment cash flows) as of December 31, 2023 and December 31, 2024 are as follows:

	2023		2024
	Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign currency insurance contract liabilities:
USD (thousand)	192,052	247,632	168,209	247,267
EUR (thousand)	124	177	119	182
VND (million)	94,010	5,001	(23,242)	(1,341)

		252,810		246,108

F-1
1
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

vi) Sensitivity to Insurance Risk
The impact of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2023 and 2024 are as follows:

		2023
		Base amount and base amount after change					Profit and capital impact (before tax)
		Fulfillment cash flows (*2)			Contractual service margin		Profit(loss) (*3)		Other comprehensive income
	Sensitivity (*1)	Before reflecting reinsurance effect		After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect
Base amount		~~W~~	36,532,133	36,758,686	7,168,725	7,037,730	—	—	—	—
Mortality rate	Increased by 3.27%		36,649,373	36,873,667	7,048,751	6,920,015	2,734	2,734	(669)	16,340
Disability and illness (fixed compensation)	Increased by 3.40%
Disability and illness (actual loss compensation)	Increased by 2.62%		37,207,600	37,392,758	6,518,899	6,429,299	(25,641)	(25,641)	79,046	91,155
Long-term property and other	Increased by 4.19%		36,532,133	36,758,686	7,168,725	7,037,730	—	—	—	—
Surrender rate (increase)	Increased by 9.16%		37,012,292	37,216,745	6,696,604	6,587,709	(8,038)	(8,038)	(248,007)	(231,815)
Surrender rate (decrease)	Decreased by 9.16%		36,002,582	36,252,706	7,700,114	7,545,548	(1,838)	(1,838)	265,129	283,049
Expense	Increased by 2.62%
Expense (inflation)	0.26%p		36,724,665	36,951,218	6,982,049	6,851,054	(5,856)	(5,856)	29,725	29,725

F-11
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

		2024
		Base amount and base amount after change					Profit and capital impact (before tax)
		Fulfillment cash flows (*2)			Contractual service margin		Profit(loss) (*3)		Other comprehensive income
	Sensitivity (*1)	Before reflecting reinsurance effect		After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect	Before reflecting reinsurance effect	After reflecting reinsurance effect
Base amount		~~W~~	39,380,251	39,819,864	7,224,114	6,869,326	—	—	—	—
Mortality rate	Increased by 3.27%		39,511,663	39,946,680	7,091,068	6,740,875	1,635	1,635	(9,952)	8,702
Disability and illness (fixed compensation)	Increased by 3.40%
Disability and illness (actual loss compensation)	Increased by 2.62%		40,083,199	40,478,965	6,567,655	6,256,714	(46,488)	(46,488)	16,176	34,285
Long-term property and other	Increased by 4.19%		39,380,251	39,819,864	7,224,114	6,869,326	—	—	—	—
Surrender rate(increase)	Increased by 9.16%		40,126,708	40,533,222	6,503,159	6,181,469	(25,501)	(25,501)	(104,650)	(86,772)
Surrender rate(decrease)	Decreased by 9.16%		38,556,883	39,031,830	8,041,498	7,651,376	5,984	5,984	115,085	133,903
Expense	Increased by 2.62%
Expense(inflation)	0.26%p		39,592,255	40,031,868	7,024,540	6,669,753	(12,430)	(12,430)	9,624	9,624

(*1)	The risk adjustment is calculated at the 75% confidence level.
(*2)	The risk adjustment included in the fulfillment cash flows was calculated without shock.
(*3)
The profit (loss) for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

F-11
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

vii)	Credit risk arising from insurance contracts
The amount of the reinsurance contracts held, which is an asset according to risk level, as of December 31, 2023 and December 31, 2024 are as follows:

	2023			2024
	Reinsurance residual coverage assets		Reinsurance incident assets	Reinsurance residual coverage assets	Reinsurance incident assets
AA+ ~ AA-	~~W~~	38,207	5,204	—	146

viii)	Interest rate risk arising from insurance contracts
The impact of exposure to interest rate risk and interest rate changes on profit and loss and capital as of December 31, 2023 and December 31, 2024 are as follows:

viii-1)	Interest rate risk exposure

	2023		2024
Exposure to financial products measured at fair value (*1)	~~W~~	46,700,713	48,843,348
Exposure to insurance contract (*2)		36,758,783	39,820,035

Net exposure (financial products - insurance contracts)	~~W~~	9,941,930	9,023,313

(*1)
It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2)	It is the total amount excluding the contractual service margin from the remaining coverage elements of insurance contract liabilities and reinsurance contract assets (liabilities).

viii-2)	Interest rate risk sensitivity

	2023			2024
	Profit and loss effect		Capital effect	Profit and loss effect	Capital effect
100 bp Increase
Insurance contract (*1)	~~W~~	—	3,412,769	—	4,357,245
Reinsurance contract (*1)		—	15,543	—	50,365
Financial assets (*2)		(37,574)	(4,258,875)	(35,934)	(4,777,699)
100 bp Decrease
Insurance contract (*1)	~~W~~	—	(4,382,646)	—	(6,073,734)
Reinsurance contract (*1)		—	(17,723)	—	(59,948)
Financial assets (*2)		37,574	4,258,875	35,934	5,837,965

(*1)	This is the impact on capital (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

(*2)
Calculated for assets related to insurance contracts excluding variable annuities/savings. The profit and loss effect is the change in financial assets recognized at fair value through profit or loss, and the capital effect is the change in financial assets measured at fair value through other comprehensive income.

ix)	Liquidity risk arising from insurance contracts
The maturity amount of undiscounted remaining contractual cash flows as of December 31, 2023 and 2024 are as follow. This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

	2023
	Less than or equal to 1 year		1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	5,120,022	4,408,374	3,892,580	3,500,316	3,073,794	51,775,416	71,770,502
Cash Outflow		(5,509,719)	(4,969,773)	(4,263,071)	(4,356,801)	(4,235,246)	(132,831,760)	(156,166,370)

		(389,697)	(561,399)	(370,491)	(856,485)	(1,161,452)	(81,056,344)	(84,395,868)
Variable insurance:
Cash Inflow		582,036	485,566	412,870	350,176	297,209	3,160,998	5,288,855
Cash Outflow		(943,282)	(836,548)	(764,049)	(711,324)	(641,963)	(10,096,136)	(13,993,302)

		(361,246)	(350,982)	(351,179)	(361,148)	(344,754)	(6,935,138)	(8,704,447)

		(750,943)	(912,381)	(721,670)	(1,217,633)	(1,506,206)	(87,991,482)	(93,100,315)

Reinsurance contract
Cash Inflow		203,944	204,852	204,904	204,760	205,383	7,421,755	8,445,598
Cash Outflow		(225,690)	(225,630)	(224,694)	(222,873)	(221,054)	(7,686,228)	(8,806,169)

		(21,746)	(20,778)	(19,790)	(18,113)	(15,671)	(264,473)	(360,571)
Total (including variable insurance)		(772,689)	(933,159)	(741,460)	(1,235,746)	(1,521,877)	(88,255,955)	(93,460,886)

Total (excluding variable insurance)	~~W~~	(411,443)	(582,177)	(390,281)	(874,598)	(1,177,123)	(81,320,817)	(84,756,439)

F-1
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

	2024
	Less than or equal to 1 year		1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	More than 5 years	Total
Insurance contract
General insurance:
Cash Inflow	~~W~~	4,959,356	4,502,944	4,087,588	3,652,621	3,114,091	40,523,130	60,839,730
Cash Outflow		(5,324,282)	(4,157,931)	(4,287,561)	(4,084,548)	(4,318,989)	(126,037,788)	(148,211,099)

		(364,926)	345,013	(199,973)	(431,927)	(1,204,898)	(85,514,658)	(87,371,369)
Variable insurance:
Cash Inflow		446,902	371,371	307,145	254,674	214,352	1,923,480	3,517,924
Cash Outflow		(880,558)	(752,425)	(682,066)	(612,330)	(536,499)	(7,753,564)	(11,217,442)

		(433,656)	(381,054)	(374,921)	(357,656)	(322,147)	(5,830,084)	(7,699,518)

		(798,582)	(36,041)	(574,894)	(789,583)	(1,527,045)	(91,344,742)	(95,070,887)

Reinsurance contract
Cash Inflow		225,165	216,544	209,995	207,721	207,575	8,223,398	9,290,398
Cash Outflow		(244,930)	(237,756)	(230,883)	(227,262)	(226,934)	(9,123,146)	(10,290,911)

		(19,765)	(21,212)	(20,888)	(19,541)	(19,359)	(899,748)	(1,000,513)
Total (including variable insurance)		(818,347)	(57,253)	(595,782)	(809,124)	(1,546,404)	(92,244,490)	(96,071,400)

Total (excluding variable insurance)	~~W~~	(384,691)	323,801	(220,861)	(451,468)	(1,224,257)	(86,414,406)	(88,371,882)

As of December 31, 2023 and 2024, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd. is
~~W~~
52,555,004 million and
~~W~~
53,227,935 million.

F-1
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

(x)	Claims development
The amount of claims development as of December 31, 2023 and 2024 are as follows:

	2023
Progress year	Year of incident
	2019		2020	2021	2022	2023	Total
Undiscounted estimate of ultimate loss	~~W~~	962,548	950,728	1,062,120	1,098,646	1,153,875	5,227,917
Paid claims:
Current year		777,773	771,780	857,031	888,276	932,827	4,227,687
1 year after		151,943	144,712	167,000	172,431	—	636,086
2 years after		19,955	19,220	23,317	—	—	62,492
3 years after		8,972	11,202	—	—	—	20,174
4 years after		3,905	—	—	—	—	3,905

Cumulative paid claims	~~W~~	962,548	946,914	1,047,348	1,060,707	932,827	4,950,344
The difference between the estimated ultimate loss and paid claims		—	3,815	14,772	37,940	221,048	277,575
Discount effect		—	—	—	—	—	(9,311)
Future loss adjustment expenses		—	—	—	—	—	5,313
Reported but unpaid claims		—	—	—	—	—	1,535,849
Risk adjustment for non-financial risks		—	—	—	—	—	18,604
Reinsurance effect		—	—	—	—	—	(65,252)

Total liabilities for incurred claims	~~W~~	—	—	—	—	—	1,762,778

	2024
Progress year	Year of incident
	2020		2021	2022	2023	2024	Total
Undiscounted estimate of ultimate loss	~~W~~	959,974	1,070,850	1,104,112	1,152,207	1,233,110	5,520,253
Paid claims:
Current year		746,984	833,427	857,650	896,474	957,713	4,292,248
1 year after		166,072	187,415	195,026	202,132	—	750,645
2 years after		23,751	27,433	27,763	—	—	78,947
3 years after		13,248	12,079	—	—	—	25,327
4 years after		4,849	—	—	—	—	4,849

Cumulative paid claims	~~W~~	954,904	1,060,354	1,080,439	1,098,606	957,713	5,152,016
The difference between the estimated ultimate loss and paid claims		5,070	10,497	23,673	53,601	275,396	368,237
Discount effect		—	—	—	—	—	(11,011)
Future loss adjustment expenses		—	—	—	—	—	7,316
Reported but unpaid claims		—	—	—	—	—	1,436,530
Risk adjustment for non-financial risks		—	—	—	—	—	14,041
Reinsurance effect		—	—	—	—	—	(94,435)

Total liabilities for incurred claims	~~W~~	—	—	—	—	—	1,720,678

F-1
22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

(b)	Overview of the insurance risk – Shinhan EZ General Insurance CO., Ltd.

i)	Overview of insurance risks
Insurance risk is defined as the risk that arises in connection with the underwriting of insurance contracts and payment of claims, which are the unique tasks of an insurance company, and is managed by dividing it into long-term non-life
insurance risk and general
non-life
insurance risk.
Long-term
non-life
insurance risk refers to the risk of loss due to risk factors that may arise in a long-term non-life
insurance contract and is divided and measured into death risk, longevity risk, disability and illness risk, property/other risk, operating expense risk, project cost risk, and catastrophe risk. General non-life
insurance risk refers to the risk of loss due to risk factors that may arise in general non-life
insurance contracts, and is measured by dividing it into insurance price risk, reserve risk, and catastrophe risk.

i-1)	Long-term non-life insurance risk
Mortality risk and longevity risk refer to the risk of unexpected losses related to the death of the policyholder, and are measured by the risk of a decrease in net asset value due to changes in the mortality level.
Disability and illness risk is the risk of unexpected losses related to the policyholder’s disability or illness, and is measured as the risk of a decrease in net asset value due to changes in the risk level of disability and illness coverage.
Property and other risks are the risk of unexpected losses related to property, costs, compensation, and other collateral, and are measured as the risk of a decrease in net asset value due to changes in the risk level of property, costs, compensation, and other collateral.
Cancelation risk refers to the risk of unexpected losses due to the policyholder’s exercise of options, such as contract termination or early withdrawal, and is measured by the risk of a decrease in net asset value due to changes in the policyholder’s option exercise rate or group termination of policyholders.
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

i-2)	General non-life insurance risk
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

F-1
2
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

6.	Insurance Risk (continued)

ii)	Measurement and management of insurance risk

ii-1)	Measurement of insurance risk
Shinhan EZ General Insurance Co., Ltd. measures general and long-term insurance risks through the solvency amount and the statutory solvency amount calculation criteria of Enforcement Rules of the Insurance Business Supervisory Regulations and operates related risk management policies.

ii-2)	Insurance risk management organization and management method
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

ii-3)	Claims development
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

ii-4)	Sensitivity to insurance risk
Shinhan EZ General Insurance Co., Ltd. manages insurance risks through sensitivity analysis based on cancelation rates, loss ratios, and operating expense rates that are judged to have a significant impact on the amount, timing, and uncertainty of the insurer’s future cash flows.

ii-5)	Liquidity risk arising from insurance contracts
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

ii-6)	Credit risk arising from insurance contracts
Credit risk arising from an insurance contract refers to the possibility of economic loss that may occur if the reinsurer, the counterparty to the transaction, is unable to fulfill its obligations specified in the contract due to default or deterioration of credit rating. Shinhan EZ General Insurance Co., Ltd. transacts as a reinsurer with high-quality insurance companies that have been given a rating of
BBB-
or higher by S&P or an equivalent rating through strict internal review.

ii-7)	Interest rate risk arising from insurance contracts
Interest rate risk exposed to Shinhan EZ General Insurance Co., Ltd. ‘s insurance contracts is the risk of unexpected losses arising from changes in net interest income or net asset value depending on changes in interest rates. The consolidated entity manages this to minimize unexpected losses arising from interest rate changes.

F-1
2
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

7.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2023 and 2024 is as follows:

	2023				2024
Investees (*1), (*2)	Asset balance		Liability balance	Equity balance	Asset balance	Liability balance	Equity balance
Shinhan Financial Group (separate)	~~W~~	37,289,555	11,190,414	26,099,141	37,672,303	11,324,128	26,348,175
Shinhan Bank		508,497,276	474,966,063	33,531,213	556,691,161	519,926,426	36,764,735
Shinhan Card Co., Ltd.		43,420,162	35,365,175	8,054,987	44,137,094	35,860,198	8,276,896
Shinhan Securities Co., Ltd.		52,497,500	47,131,211	5,366,289	49,026,790	43,532,326	5,494,464
Shinhan Life Insurance Co., Ltd.		58,641,345	50,218,211	8,423,134	59,843,268	52,802,301	7,040,967
Shinhan Capital Co., Ltd.		13,018,880	10,791,281	2,227,599	12,512,659	10,259,145	2,253,514
Jeju Bank		7,162,714	6,626,863	535,851	7,444,771	6,854,663	590,108
Shinhan Asset Management Co., Ltd.		409,246	134,030	275,216	503,319	186,991	316,328
SHC Management Co., Ltd.		10,051	—	10,051	10,325	—	10,325
Shinhan DS		137,141	85,417	51,724	139,322	76,603	62,719
Shinhan Savings Bank		3,046,110	2,696,597	349,513	2,879,145	2,512,348	366,797
Shinhan Asset Trust Co., Ltd.		463,445	85,555	377,890	775,844	471,890	303,954
Shinhan Fund Partners Co., Ltd		110,849	20,136	90,713	122,507	22,580	99,927
Shinhan REITs Management Co., Ltd.		72,018	9,522	62,496	82,781	12,640	70,141
Shinhan AI Co., Ltd. (*3)		35,674	940	34,734	—	—	—
Shinhan Venture Investment Co., Ltd.		171,783	90,515	81,268	176,165	90,967	85,198
Shinhan EZ General Insurance Co., Ltd.		261,204	131,875	129,329	289,867	178,573	111,294

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	Shinhan AI Co., Ltd. was liquidated in the current period.

F-1
2
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

7.	Investment in subsidiaries (continued)

(b) The summarized income information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022				2023			2024
Investees (*1), (*2)	Operating Revenue		Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	1,806,604	1,249,251	1,251,294	2,160,092	1,671,011	1,669,579	2,556,503	1,619,867	1,617,202
Shinhan Bank		35,514,460	3,045,732	2,394,238	37,459,678	3,067,991	3,707,829	47,357,783	3,695,913	4,414,685
Shinhan Card Co., Ltd.		4,761,181	644,555	671,113	5,378,610	621,908	583,014	6,173,106	575,261	553,274
Shinhan Securities Co., Ltd.		10,548,842	412,339	427,451	9,947,400	100,840	128,378	11,446,637	179,160	179,829
Shinhan Life Insurance Co., Ltd.		6,377,305	449,392	(143,049)	6,451,715	472,395	475,656	7,044,374	528,401	(1,056,025)
Shinhan Capital Co., Ltd.		922,592	303,276	307,988	1,204,941	304,024	298,609	1,201,874	116,948	115,203
Jeju Bank		275,582	22,820	11,657	371,210	5,101	20,189	382,121	10,416	12,709
Shinhan Credit Information Co., Ltd.		20,705	1,029	1,450	—	—	—	—	—	—
Shinhan Asset Management Co., Ltd.		174,242	37,064	36,892	171,145	51,272	51,225	241,409	66,003	65,512
SHC Management Co., Ltd.		—	110	110	—	305	305	—	274	274
Shinhan DS		279,453	6,835	7,739	322,895	7,954	4,191	331,631	8,756	10,996
Shinhan Savings Bank		241,013	38,384	37,884	273,630	29,943	29,724	255,650	17,855	17,310
Shinhan Asset Trust Co., Ltd.		152,563	73,654	74,236	148,980	53,430	53,055	100,626	(320,601)	(320,675)
Shinhan Fund Partners Co., Ltd. (*5)		55,270	9,500	9,500	62,674	12,193	12,193	67,420	15,371	15,310
Shinhan REITs Management Co., Ltd.		11,433	540	609	21,512	9,485	9,446	26,131	7,688	7,644
Shinhan AI Co., Ltd. (*4)		10,668	(2,217)	(2,301)	8,727	(4,596)	(4,432)	—	(1,927)	(1,928)
Shinhan Venture Investment Co., Ltd.		19,839	1,526	1,418	28,209	4,441	4,266	45,542	3,776	3,931
Shinhan EZ General Insurance Co., Ltd. (*6)		10,228	(5,438)	(5,062)	43,747	(7,778)	(7,289)	93,894	(17,403)	(18,035)

(*1)	The consolidated financial statements of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)
Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity investment specialists that are not actually operating their own business are excluded.

(*3)	This amount includes non-controlling interests.
(*4)	Shinhan AI Co., Ltd was liquidated in the current period, and the amounts for the current and prior periods are those incurred before the liquidation.
(*5)	Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd. on April 3, 2023.
(*6)	For the acquired company, the amount is from the consolidated statements of comprehensive income for the period after the acquisition point.

F-1
2
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

7.	Investment in subsidiaries (continued)

(c)	Change in the scope of consolidation
Change in consolidated subsidiaries for the year ended December 31, 2024 are as follows:

2024
	Company	Description
Excluded	Shinhan AI Co., Ltd.	Liquidation
	PT Shinhan Asset Management Indonesia	Disposal
	SHINHAN ASSET MGT HK, LIMITED	Decrease in ownership stake

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

8.	Operating segments

(a)	Segment information

The	general descriptions by operating segments as of December 31, 2024 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work

Credit card	Sales of credit cards, cash services, card loan services, installment financing, lease and its accompanying work

Securities	Securities trading, consignment trading, underwriting and its accompanying work

Insurance	Life insurance business, Non-Life insurance business and its accompanying work

Credit	Facility rental, new technology business financing, others and its accompanying work

Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

F-12
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

8.	Operating segments (continued)

(b)	The following tables provide information of income and expense for each operating segment for the years ended December 31, 2022, 2023 and 2024:

	2022
	Banking		Credit card	Securities	Life insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,358,526	1,798,005	428,420	(124,453)	260,011	153,214	(276,870)	10,596,853
Net fees and commission income (expense)		801,109	702,392	484,632	(4,348)	30,587	398,854	316	2,413,542
Reversal of (provision for) credit loss allowance		(621,690)	(560,264)	546	(16,459)	(19,803)	(72,857)	(1,286)	(1,291,813)
General and administrative expenses		(3,761,767)	(777,496)	(690,539)	(166,255)	(80,320)	(390,419)	222,636	(5,644,160)
Other income (expense), net		(715,837)	(283,011)	(102,084)	850,708	158,560	84,214	(161,408)	(168,858)
Operating income (expense)		4,060,341	879,626	120,975	539,193	349,035	173,006	(216,612)	5,905,564
Equity method income (loss)		22,301	7,115	70,270	4,221	54,937	(735)	(36,412)	121,697
Income tax expense		1,030,445	227,769	145,301	83,514	98,468	35,006	(9,391)	1,611,112

Profit for the year	~~W~~	2,974,716	738,391	412,339	439,850	303,275	142,872	(255,929)	4,755,514

Controlling interest	~~W~~	2,973,996	735,204	412,496	439,850	303,275	142,872	(342,050)	4,665,643
Non-controlling interests		720	3,187	(157)	—	—	—	86,121	89,871

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922
Net fees and commission income (expense)		748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206
Reversal of (provision for) credit loss allowance		(914,848)	(883,956)	(152,146)	(16,116)	(177,912)	(99,203)	(322)	(2,244,503)
General and administrative expenses		(3,876,485)	(778,564)	(720,835)	(218,820)	(80,106)	(403,395)	182,868	(5,895,337)
Other income (expense), net		(495,331)	(267,959)	181,927	1,087,789	335,205	327,511	(393,580)	775,562
Operating income (expense)		4,009,518	933,484	253,063	650,858	343,454	341,273	(430,800)	6,100,850
Equity method income (loss)		8,556	(2,831)	93	(302)	66,918	664	51,990	125,088
Income tax expense		936,472	218,332	36,239	167,417	89,849	81,695	(43,044)	1,486,960

Profit for the year	~~W~~	2,969,829	725,171	100,840	464,617	304,024	243,928	(330,409)	4,478,000

Controlling interest	~~W~~	2,969,519	723,845	100,915	464,617	304,024	243,928	(438,813)	4,368,035
Non-controlling interests		310	1,326	(75)	—	—	—	108,404	109,965

F-12
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

8.	Operating segments (continued)

	2024
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302
Net fees and commission income (expense)		867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874
Provision for credit loss allowance		(425,429)	(917,239)	(136,466)	(6,237)	(151,258)	(375,991)	(654)	(2,013,274)
General and administrative expenses		(3,983,172)	(855,125)	(786,141)	(201,994)	(65,273)	(437,691)	213,156	(6,116,240)
Other income (expense), net		(507,922)	(215,670)	95,227	1,055,611	177,677	548,614	(682,529)	471,008
Operating income (expense)		4,939,901	877,656	281,905	707,648	122,260	164,489	(635,189)	6,458,670
Equity method income (loss)		9,856	(4,053)	(558)	(894)	25,148	(5,453)	(47,868)	(23,822)
Income tax expense		1,040,924	224,731	54,238	193,041	27,044	52,899	(121,955)	1,470,922

Profit for the year	~~W~~	3,610,084	671,506	179,160	510,998	116,948	(124,845)	(405,681)	4,558,170

Controlling interest	~~W~~	3,609,620	668,392	179,157	510,998	116,948	(124,845)	(510,093)	4,450,177
Non-controlling interests		464	3,114	3	—	—	—	104,412	107,993

(c)	Interest gains and losses from segment external customers and cross-sector interest gains and losses for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,366,892	1,857,351	442,554	(127,840)	269,230	71,561	(282,895)	10,596,853
Internal transactions		(8,366)	(59,346)	(14,134)	3,387	(9,219)	81,653	6,025	—

	~~W~~	8,358,526	1,798,005	428,420	(124,453)	260,011	153,214	(276,870)	10,596,853

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,557,545	1,961,035	449,835	(208,812)	265,943	36,700	(244,324)	10,817,922
Internal transactions		(9,407)	(65,737)	(6,159)	10,027	(17,139)	88,538	(123)	—

	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922

	2024
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,987,390	1,997,334	596,982	(129,874)	170,737	1,207	(221,474)	11,402,302
Internal transactions		1,125	(66,163)	(23,607)	(5,478)	(27,065)	91,393	29,795	—

	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302

(*)	Consolidated adjustment to net interest income from external customers is from the securities and others which were measured in fair values as a part of business combination accounting.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

8.	Operating segments (continued)

(d)	The following tables provide information of net fees and commission income (expense) of each operating segment for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	844,894	734,900	494,829	8,648	26,737	303,534	—	2,413,542
Internal transactions		(43,785)	(32,508)	(10,197)	(12,996)	3,850	95,320	316	—

	~~W~~	801,109	702,392	484,632	(4,348)	30,587	398,854	316	2,413,542

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	794,021	1,019,262	507,109	2,151	14,917	309,746	—	2,647,206
Internal transactions		(45,977)	(50,597)	(6,668)	(5,361)	2,546	81,376	24,681	—

	~~W~~	748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206

	2024
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	911,057	984,884	541,673	3,561	15,910	257,789	—	2,714,874
Internal transactions		(43,148)	(50,365)	(5,763)	(7,941)	1,532	79,168	26,517	—

	~~W~~	867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874

F-1
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

8.	Operating segments (continued)

(e)	Financial information of geographical area
The following table provides information of income from external consumers by geographical area for the years ended December 31, 2022, 2023 and 2024.

	2022		2023	2024
Domestic	~~W~~	5,064,891	5,088,487	5,180,020
Overseas (*)		840,673	1,012,363	1,278,650

	~~W~~	5,905,564	6,100,850	6,458,670

(*)
Vietnam and Japan are the countries where the related income from external customers are material. As of December 31, 2022, 2023, and 2024, operating income recognized for Vietnam amounted to
~~W~~
265,825 million and
~~W~~
275,581 million and
~~W~~
332,717 million, respectively. For Japan, it amounted to
~~W~~
162,428 million and
~~W~~
187,466 million and
~~W~~
218,393 million, respectively.

The following table provides information of
non-current
assets by geographical area as of December 31, 2023 and 2024.

	2023		2024
Domestic	~~W~~	10,142,257	10,185,952
Overseas		305,799	419,469

	~~W~~	10,448,056	10,605,421

(*)	Non-current assets comprise property and equipment, intangible assets and investment properties.

F-1
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

9.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2023 and 2024 are as follows:

	2023		2024
Cash	~~W~~	2,173,550	2,296,962

		2,173,550	2,296,962

Deposits denominated in Korean won:
Reserve deposits		10,909,697	11,594,266
Time deposits		1,450,123	2,198,645
Certificate of deposit		14,446	—
Other		3,042,525	3,365,689

		15,416,791	17,158,600

Deposits denominated in foreign currency:
Deposits		12,117,199	14,934,942
Time deposits		3,000,279	3,956,971
Other		1,942,571	2,199,579

		17,060,049	21,091,492

Allowance for credit losses		(21,139)	(21,342)

	~~W~~	34,629,251	40,525,712

(b)	Restricted due from banks in accordance with Related Regulation or Acts as of December 31, 2023 and 2024 are as follows:

	2023		2024	Related Regulations or Acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	10,909,697	11,594,266	Article 55 of the Bank of Korea Act
Other		1,633,297	1,978,415	Article 74 of the Capital Markets and Financial Investment Business Act, etc.

		12,542,994	13,572,681

Deposits denominated in foreign currency		7,148,169	11,046,189	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.

	~~W~~	19,691,163	24,618,870

F-1
32

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

10.	Financial assets at fair value through profit or loss

Financial	assets at fair value through profit or loss as of December 31, 2023 and 2024 are as follows:

	2023		2024
Debt instruments:
Governments	~~W~~	6,392,302	8,983,699
Financial institutions		12,590,217	11,127,785
Corporations		10,949,245	12,579,941
Stocks with put option		651,045	691,684
Equity investment with put option		5,019,107	5,483,075
Beneficiary certificates		14,489,698	14,414,681
Commercial papers		8,631,502	9,270,928
CMA		3,473,984	1,613,961
Others (*)		3,274,992	2,840,070

		65,472,092	67,005,824
Equity instruments:
Stocks		3,732,637	2,954,653
Equity investment		8,093	6,680
Others		110,731	135,995

		3,851,461	3,097,328
Gold/silver deposits		103,706	128,297

	~~W~~	69,427,259	70,231,449

Other:
Loans at FVTPL	~~W~~	1,758,562	1,879,946
Due from banks at fair value		30,743	35,450

	~~W~~	71,216,564	72,146,845

(*)	As of December 31, 2023 and 2024, restricted reserve for claims of customers’ deposits (trusts) are ~~W~~ 1,841,473 million and ~~W~~ 1,731,224 million, respectively.

F-1
3
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives

(a)	The notional amounts of derivatives outstanding as of December 31, 2023 and 2024 are as follows:

	2023		2024
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	142,779,721	167,805,176
Currency swaps		45,159,344	59,641,567
Currency options		1,265,326	2,182,530

		189,204,391	229,629,273
Exchange traded:
Currency futures		2,189,413	1,534,764

		191,393,804	231,164,037

Interest rates related:
Over the counter:
Interest rate forwards and swaps		41,950,711	57,169,341
Interest rate options		516,577	825,057

		42,467,288	57,994,398
Exchange traded:
Interest rate futures		3,943,763	4,875,687
Interest rate swaps (*)		94,186,140	142,194,805

		98,129,903	147,070,492

		140,597,191	205,064,890

Credit related:
Over the counter:
Credit swaps		4,178,441	5,041,093

Equity related:
Over the counter:
Equity swaps and forwards		4,100,836	5,975,657
Equity options		3,552,337	2,923,962

		7,653,173	8,899,619
Exchange traded:
Equity futures		2,764,186	1,600,342
Equity options		240,603	452,322

		3,004,789	2,052,664

		10,657,962	10,952,283

Commodity related:
Over the counter:
Commodity swaps and forwards		1,034,225	2,121,686
Commodity options		8,000	—

		1,042,225	2,121,686

Exchange traded:
Commodity futures and options		93,004	172,899

		1,135,229	2,294,585

F-1
3
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

	2023		2024
Hedge:
Currency forwards		2,142,233	4,345,149
Currency swaps		4,448,030	7,993,851
Interest rate forwards and swaps		12,469,580	13,219,417
Equity options		—	18,750

		19,059,843	25,577,167

	~~W~~	367,022,470	480,094,055

(*)	The notional amounts of derivatives outstanding that will be settled in the ‘Central Counter Party (CCP)’ system.

(b)	Fair values of derivative instruments as of December 31, 2023 and 2024 are as follows:

	2023			2024
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	1,558,662	1,402,185	5,731,971	3,887,398
Currency swaps		1,431,614	1,206,156	2,299,084	3,823,249
Currency options		13,128	13,065	24,230	25,700

		3,003,404	2,621,406	8,055,285	7,736,347
Exchange traded:
Currency futures		30	1,102	1,527	828

		3,003,434	2,622,508	8,056,812	7,737,175

Interest rates related:
Over the counter:
Interest rate forwards and swaps		683,814	902,989	734,284	859,402
Interest rate options		4,011	17,038	1,157	28,907

		687,825	920,027	735,441	888,309
Exchange traded:
Interest rate futures		2,253	11,757	2,929	675

		690,078	931,784	738,370	888,984

Credit related:
Over the counter:
Credit swaps		473,582	10,366	507,677	9,764

Equity related:
Over the counter:
Equity swap and forwards		166,010	350,768	96,841	137,399
Equity options		7,137	165,834	95,173	112,088

		173,147	516,602	192,014	249,487

F-1
3
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

	2023			2024
	Assets		Liabilities	Assets	Liabilities
Exchange traded:
Equity futures		66,356	16,346	1,228	13,302
Equity options		47,167	16,735	66,177	4,274

		113,523	33,081	67,405	17,576

		286,670	549,683	259,419	267,063

Commodity related:
Over the counter:
Commodity swaps and forwards		3,314	84,957	914	129,833

Exchange traded:
Commodity futures and options		2,122	638	13,704	3,642

		5,436	85,595	14,618	133,475

Hedge:
Currency forwards		21,580	34,492	12,100	213,015
Currency swaps		111,024	99,093	539,015	181,413
Interest rate forwards and swaps		119,617	704,895	151,246	623,702
Equity options		—	—	—	3,941

		252,221	838,480	702,361	1,022,071

	~~W~~	4,711,421	5,038,416	10,279,257	10,058,532

(c)	Gain or loss on valuation of derivatives for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Foreign currency related:
Over the counter
Currency forwards	~~W~~	44,245	36,890	1,734,704
Currency swaps		(144,318)	135,712	(1,739,525)
Currency options		4,247	1,355	4,392

		(95,826)	173,957	(429)

Exchange traded
Currency futures		17,972	(955)	804

		(77,854)	173,002	375

Interest rates related:
Over the counter
Interest rate forwards and swaps		(173,277)	181,987	115,234
Interest rate options		285	(2,886)	(2,413)

		(172,992)	179,101	112,821

F-1
3
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

	2022		2023	2024
Exchange traded
Interest rate futures and others		1,026	(9,511)	2,253

		(171,966)	169,590	115,074

Credit related:
Over the counter
Credit swaps		(25,562)	53,042	44,223

Equity related:
Over the counter
Equity swap and forwards		(192,888)	(19,934)	(61,607)
Equity options		3,360	(159,324)	28,708

		(189,528)	(179,258)	(32,899)

Exchange traded
Equity futures		(69,200)	50,009	(12,093)
Equity options		(27,932)	(13,929)	1,085

		(97,132)	36,080	(11,008)

		(286,660)	(143,178)	(43,907)

Commodity related:
Over the counter
Commodity swaps and forwards		(148,591)	37,027	(43,643)
Commodity options		5,840	1,516	—

		(142,751)	38,543	(43,643)

Exchange traded
Commodity futures		2,058	1,484	10,062

		(140,693)	40,027	(33,581)

Hedge		(743,542)	327,016	242,379

	~~W~~	(1,446,277)	619,499	324,563

(d)	Gains and losses related to hedge

i)	Gains and losses on fair value hedged items and hedging instruments attributable to the hedged ineffectiveness for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
	Gains and losses on fair value hedges (hedged items)		Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	697,330	(728,397)	(31,067)
Foreign exchange risk (*1)		20,748	(22,056)	(1,308)
Stock price volatility risk		(4,762)	3,411	(1,351)

	~~W~~	713,316	(747,042)	(33,726)

F-13
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

	2023
	Gains and losses on fair value hedges (hedged items)		Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(271,425)	282,835	11,410
Foreign exchange risk (*1)		4,102	(5,264)	(1,162)

	~~W~~	(267,323)	277,571	10,248

	2024
	Gains and losses on fair value hedges (hedged items)		Gains and losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(45,264)	42,787	(2,477)
Foreign exchange risk (*1)		44,094	(46,382)	(2,288)
Other price risk (*1)		(1,548)	1,109	(439)

	~~W~~	(2,718)	(2,486)	(5,204)

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities.
(*2)	The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.

ii)
Due to the ineffectiveness of hedge of cash flow risk and hedge of net investment in foreign operations during the year, the amounts recognized in the profit or loss and other comprehensive income are as follows:

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

F-13
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

	2023
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	99,268	(512)	(1,760)
Foreign exchange risk (*1)		(10,294)	(7,069)	(25,698)
Discontinuation of cash flow hedges		(5,531)	—	14,659
Hedge of net investments:
Foreign exchange risk (*1)		(3,903)	3,673	—

	~~W~~	79,540	(3,908)	(12,799)

	2024
	Gains (losses) on hedges recognized in other comprehensive income		Hedge ineffectiveness recognized in profit or loss (*2)	From cash flow hedge reserve to profit or loss reclassified amount
Cash flow hedges:
Interest rate risk (*1)	~~W~~	89,293	(5,034)	(151)
Foreign exchange risk (*1)		2,548	(6,184)	210,424
Discontinuation of cash flow hedges		(39,621)	—	47,957
Hedge of net investments:
Foreign exchange risk (*1)		(221,221)	(1,191)	—

	~~W~~	(169,001)	(12,409)	258,230

(*1)	The related account categories are presented as interest rate swap assets / liabilities and currency swap assets / liabilities, currency forwards assets / liabilities and borrowings.
(*2)	The hedge ineffectiveness is the difference between gains and losses on hedged items and hedging instruments.
(e)	Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity

i)	Hedging purpose and strategy
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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative
financial instruments.

ii)	Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2023 and 2024 are as follows:

	2023
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	3,038,263	609,182	2,143,914	804,873	1,935,599	3,937,749	12,469,580
Average price condition (*1)		0.82%	3.02%	1.64%	1.65%	1.37%	0.74%	1.18%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		1,871,327	1,335,798	2,139,371	974,113	1,687,341	49,109	8,057,059
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1)	Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.
(*2)	The average exchange rates of net investment hedge instruments are USD/KRW 1,235.14, JPY/KRW 9.46, EUR/KRW 1,358.46, GBP/KRW 1,547.81, AUD/KRW 865.53, CAD/KRW 921.27, CNY/KRW 177.98, SEK/KRW 126.18.

	2024
	Less than 1 year		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest risk:
Nominal values:	~~W~~	910,440	2,621,365	1,943,818	2,350,027	1,161,927	4,231,840	13,219,417
Average price condition (*1)		2.49%	1.75%	1.57%	1.54%	1.36%	0.38%	1.27%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Exchange risk: (*2)
Nominal values:		4,319,632	2,421,806	3,072,483	2,870,442	1,059,147	447,703	14,191,213
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

Other price risk: (*3)
Nominal values:		—	—	18,750	—	—	—	18,750
Average hedge ratio:		—	—	100%	—	—	—	100%

(*1)	Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.
(*2)	The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, JPY/KRW 9.25, EUR/KRW 1,402.37, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.54.
(*3)	The equity option, which has an exercise price of ~~W~~ 324,027.

F-1
40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

iii)	Effect of hedging derivatives on the consolidated statement of financial position, statement of comprehensive income, statement of changes in equity.

	2023
	Nominal amount		Carrying amount of asset (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,112,789	65,787	614,219	246,594
Currency forward		308,117	2,949	791	(327)
Cash flow hedges
Interest rate swap		2,356,791	53,830	90,676	99,442
Currency swap		4,448,030	111,024	99,093	(21,649)
Currency forward		1,150,734	12,593	30,925	2,170
Hedge of net investments in foreign operations
Currency forward		683,382	6,038	2,776	4,537
Borrowings		1,466,795	—	1,462,329	(4,767)

	2024
	Nominal amount		Carrying amount of asset (*)	Carrying amount of liability (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,347,033	57,685	579,563	42,787
Currency forward		429,939	—	39,395	(46,382)
Equity options		18,750	—	3,941	1,109
Cash flow hedges
Interest rate swap		2,872,383	93,562	44,139	60,694
Currency swap		7,993,851	539,015	181,413	314,114
Currency forward		1,723,440	2,087	138,694	(104,727)
Hedge of net investments in foreign operations
Currency forward		2,191,770	10,013	34,926	(41,071)
Borrowings		1,852,212	—	1,848,316	(181,341)

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities, equity option liabilities etc.

F-1
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

iv)	Effect of hedging items on the consolidated statement of financial position, statement of comprehensive income, statement of changes in equity

	2023
	Carrying amount of assets (*)		Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	685,340	9,224,390	41,643	(579,315)	(240,965)	—	—
Foreign exchange risk Securities in foreign currency		544,706	—	—	—	1,313	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		641,750	1,029,542	—	—	(11,068)	26,648	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,490,098	2,342,230	—	—	69,784	(17,812)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	3,903	—	(36,931)

F-1
42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

11.	Derivatives (continued)

	2024
	Carrying amount of assets (*)		Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	996,275	9,167,678	11,271	(540,967)	(45,264)	—	—
Foreign exchange risk Securities in foreign currency		480,273	—	—	—	44,094	—	—
Other price risk Loans		5,809	—	(1,548)	—	(1,548)	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		357,441	749,708	—	—	(3,449)	25,943	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,971,800	5,045,127	—	—	773,828	(8,638)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	221,221	—	184,291

(*)	The related account categories are presented as borrowings and debt securities, etc.

F-1
4
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

12.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2023 and 2024 are as follows:

	2023		2024
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	44,418,450	42,463,118
Financial institutions bonds		21,303,402	25,983,405
Corporate bonds and others		22,915,148	23,569,687

		88,637,000	92,016,210

Equity securities (*):
Stocks		1,527,182	1,594,019
Equity investments		2,153	4,367
Others		145,644	190,773

		1,674,979	1,789,159

		90,311,979	93,805,369

Securities at amortized cost:
Debt securities:
Government bonds		22,787,609	21,808,057
Financial institutions bonds		5,864,626	3,787,661
Corporate bonds and others		7,034,252	7,720,281

		35,686,487	33,315,999

	~~W~~	125,998,466	127,121,368

(*)	The equity securities are designated as FVOCI since the Group exercised FVOCI option for these securities required to possess in accordance with certain regulations.

F-1
4
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	83,729,377	67,198	83,796,575	33,371,599	10,515	33,382,114
Transfer (from) to 12-month expected credit loss		18,873	(18,873)	—	—	—	—
Transfer (from) to life time expected credit loss		(47,209)	47,209	—	—	—	—
Net increase and decrease (*)		4,844,010	(3,585)	4,840,425	2,318,788	(2,992)	2,315,796

Ending balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910

	2024
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12-month expected credit loss		Life time expected credit loss	Total	12-month expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from) to 12-month expected credit loss		3,798	(3,798)	—	—	—	—
Transfer (from) to life time expected credit loss		—	—	—	—	—	—
Net increase and decrease (*)		3,406,603	(27,393)	3,379,210	(2,367,844)	(3,879)	(2,371,723)

Ending balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187

(*)
Included the effects from changes in purchase, disposal, repayment, valuation, changes in foreign exchange rate and amortization of fair value adjustments recognized through business combination accountings and the others.

F-1
4
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	40,501	113	40,614	10,759	157	10,916
Transfer (from) to 12-month expected credit loss		14	(14)	—	—	—	—
Transfer (from) to life time expected credit loss		(111)	111	—	—	—	—
Provision (Reversal)		1,573	698	2,271	(113)	(23)	(136)
Disposal and others (*)		(409)	1	(408)	637	6	643

Ending balance	~~W~~	41,568	909	42,477	11,283	140	11,423

	2024
	Debt securities at fair value through other comprehensive income				Debt securities at amortized cost
	12 months expected credit loss		Life time expected credit loss	Total	12 months expected credit loss	Life time expected credit loss	Total
Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from) to 12-month expected credit loss		14	(14)	—	—	—	—
Transfer (from) to life time expected credit loss		—	—	—	—	—	—
Provision (Reversal)		(2,279)	(420)	(2,699)	(1,515)	(97)	(1,612)
Disposal and others (*)		(1,053)	(379)	(1,432)	369	8	377

Ending balance	~~W~~	38,250	96	38,346	10,137	51	10,188

(*)	Included the effects from changes in debt restructuring, investment conversion, foreign exchange rate and the others.

F-1
4
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d)	Gain or loss on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Gain on disposal of securities at FVOCI	~~W~~	50,793	197,708
Loss on disposal of securities at FVOCI		(180,368)	(137,448)
Gain on disposal of securities at amortized cost (*)		358	—
Loss on disposal of securities at amortized cost (*)		(107)	(23,155)

	~~W~~	(129,324)	37,105

(*)
The issuers of those securities have exercised their early redemption options, and the disposal of securities measured at amortized cost aims to secure additional asset duration for asset-liability management in response to changes in interest rates.

(e)	Income or loss on equity securities at fair value through other comprehensive income

i)
The Group recognizes dividends, amounting to
~~W~~
60,139 million and
~~W~~
86,107 million, related to equity securities at fair value through other comprehensive income for the years ended December 31, 2023 and 2024, respectively.

ii)	The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2023 and 2024 are as follows:

	Fair value at the date of disposal			Cumulative net gain (loss) at the time of disposal
	2023		2024	2023	2024
Stocks	~~W~~	156,872	106,810	(4,152)	9,429
Contingent convertible bonds		—	3,023	—	5

(*)	The reason for the disposal is the disposal of stocks acquired by investment conversion.

F-14
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

13.	Loans at amortized cost, etc.

(a)	Loans at amortized cost for configuration by customer as of December 31, 2023 and 2024 are as follows:

	2023		2024
Retail loans	~~W~~	155,103,825	166,140,123
Corporate loans (*)		224,916,377	251,011,516
Public and other loans		4,427,500	5,253,071
Loans between banks		3,049,239	1,946,442
Credit card receivables		28,090,168	28,894,371

		415,587,109	453,245,523

Discount		(23,063)	(29,923)
Deferred loan origination costs		505,986	645,569

		416,070,032	453,861,169
Less: Allowance for credit loss		(4,330,470)	(4,565,931)

	~~W~~	411,739,562	449,295,238

(*)	Includes SOHO loans.

F-14
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

13.	Loans at amortized cost, etc. (continued)

(b)	Changes in carrying amount of loans at amortized cost, etc. as of December 31, 2023 and 2024 are as follows:
i) Loans at amortized cost

	2023
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	146,741,436	8,491,997	600,340	183,229,940	32,054,591	970,719	23,586,633	4,333,611	493,480	10,367,271	665,676	14,091	411,549,785
Transfer (from) to 12 months expected credit losses		3,684,473	(3,671,574)	(12,899)	6,312,378	(6,310,771)	(1,607)	59,586	(59,510)	(76)	51,588	(51,588)	—	—
Transfer (from) to lifetime expected credit losses		(6,347,880)	6,382,499	(34,619)	(14,969,646)	14,984,213	(14,567)	(72,489)	72,551	(62)	(154,268)	154,268	—	—
Transfer (from) to credit- impaired financial assets		(462,894)	(266,533)	729,427	(511,906)	(476,684)	988,590	(19,349)	(10,202)	29,551	(476)	(6,139)	6,615	—
Net increase and decrease (*1)		1,826,622	(1,544,703)	148,463	7,797,722	1,502,116	449,944	(259,750)	(226,043)	928,319	(3,819,606)	65,262	8,018	6,876,364
Charge off (*2)		—	—	(489,511)	—	—	(352,324)	—	—	(805,454)	—	—	(2,127)	(1,649,416)
Disposal		—	(1,477)	(147,151)	(56,032)	(7,325)	(491,911)	—	—	(155)	—	(500)	(2,150)	(706,701)

Ending balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 9,964,573 million, which is written off as of December 31, 2023.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

13.	Loans at amortized cost, etc. (continued)

	2024
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032
Transfer (from) to 12 months expected credit losses		3,147,209	(3,133,165)	(14,044)	8,633,328	(8,567,306)	(66,022)	59,878	(59,830)	(48)	30,878	(30,878)	—	—
Transfer (from) to lifetime expected credit losses		(7,176,298)	7,236,219	(59,921)	(14,466,401)	14,506,969	(40,568)	(50,080)	50,133	(53)	(189,201)	189,201	—	—
Transfer (from) to credit- impaired financial assets		(478,797)	(281,842)	760,639	(424,077)	(611,269)	1,035,346	(19,995)	(12,913)	32,908	(43)	(9,600)	9,643	—
Net increase and decrease (*1)		12,578,349	(843,971)	18,273	24,466,147	2,178,224	893,286	1,320,926	(481,264)	1,008,038	(303,276)	50,784	6,123	40,891,639
Charge off (*2)		—	—	(393,809)	—	—	(450,932)	—	—	(685,877)	—	—	(5,483)	(1,536,101)
Disposal		—	(2,706)	(200,812)	(33,148)	(190,000)	(761,001)	—	—	(357,581)	—	(410)	(18,743)	(1,564,401)

Ending balance	~~W~~	153,512,220	12,364,744	904,376	199,978,305	49,062,758	2,158,953	24,605,360	3,606,533	642,990	5,982,867	1,026,076	15,987	453,861,169

(*1)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,268,898 million, which is written off as of December 31, 2024.

F-1
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

13.	Loans at amortized cost, etc. (continued)

ii) Due from banks at amortized cost and other financial assets

	2023
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	49,701,131	165,723	87,512	49,954,366
Transfer (from) to 12 month expected credit losses		23,476	(23,305)	(171)	—
Transfer (from) to lifetime expected credit losses		(96,073)	96,096	(23)	—
Transfer (from) to credit- impaired financial assets		(9,110)	(40,985)	50,095	—
Net increase and decrease (*)		9,789,697	48,392	60,859	9,898,948
Charge off		—	—	(28,665)	(28,665)
Disposal		—	(5)	(1,819)	(1,824)

Ending balance	~~W~~	59,409,121	245,916	167,788	59,822,825

	2024
	12 month expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	59,409,121	245,916	167,788	59,822,825
Transfer (from) to 12 month expected credit losses		34,752	(34,626)	(126)	—
Transfer (from) to lifetime expected credit losses		(62,021)	62,091	(70)	—
Transfer (from) to credit- impaired financial assets		(8,949)	(21,143)	30,092	—
Net increase and decrease (*)		2,116,517	(10,556)	205,387	2,311,348
Charge off		—	—	(61,157)	(61,157)
Disposal		(475)	(6,430)	(124,756)	(131,661)

Ending balance	~~W~~	61,488,945	235,252	217,158	61,941,355

(*)	The amount is due to execution, collection, debt restructuring, investment conversion, exchange rate fluctuation, etc.

F-1
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

13.	Loans at amortized cost, etc. (continued)

(c)	Changes in allowance for credit loss of loans at amortized cost and other financial assets as of December 31, 2023 and 2024 are as follows:
i) Loans at amortized cost

	2023
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	264,836	165,090	264,530	560,207	840,557	487,239	211,112	471,473	355,975	13,882	9,218	6,694	3,650,813
Transfer (from) to 12 months expected credit losses		25,984	(24,982)	(1,002)	92,347	(92,254)	(93)	23,474	(23,422)	(52)	213	(213)	—	—
Transfer (from) to lifetime expected credit losses		(28,336)	44,543	(16,207)	(69,404)	74,346	(4,942)	(18,412)	18,557	(145)	(305)	305	—	—
Transfer (from) to credit- impaired financial assets		(13,823)	(32,129)	45,952	(7,456)	(47,157)	54,613	(2,023)	(3,402)	5,425	(7)	(25)	32	—
Provision (reversal)		(4,029)	56,164	429,789	225,719	223,266	456,854	15,525	(3,720)	711,724	(348)	1,095	2,403	2,114,442
Charge off		—	—	(489,511)	—	—	(352,324)	—	—	(805,454)	—	—	(2,127)	(1,649,416)
Amortization of discount		—	—	(12,327)	—	—	(25,929)	—	—	7,344	—	—	—	(30,912)
Disposal		—	(177)	(40,297)	(36)	(240)	(56,118)	—	—	(155)	—	(9)	(115)	(97,147)
Collection		—	—	101,653	—	—	69,674	—	—	186,715	—	—	451	358,493
Others (*)		(1,366)	(1,147)	611	(12,327)	(4,173)	(487)	610	1,362	1,177	(63)	—	—	(15,803)

Ending balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

F-1
52

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

13.	Loans at amortized cost, etc. (continued)

	2024
	Retail				Corporate			Credit card			Others
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470
Transfer (from) to 12 months expected credit losses		40,874	(39,258)	(1,616)	140,511	(137,260)	(3,251)	25,333	(25,273)	(60)	85	(85)	—	—
Transfer (from) to lifetime expected credit losses		(24,178)	50,652	(26,474)	(79,310)	86,108	(6,798)	(19,981)	20,177	(196)	(1,310)	1,310	—	—
Transfer (from) to credit- impaired financial assets		(15,753)	(21,007)	36,760	(5,838)	(84,444)	90,282	(2,696)	(4,919)	7,615	—	(60)	60	—
Provision (reversal)		21,772	25,003	392,200	(123,593)	23,937	760,786	30,805	(32,602)	751,753	412	6,016	5,524	1,862,013
Charge off		—	—	(393,809)	—	—	(450,932)	—	—	(685,877)	—	—	(5,483)	(1,536,101)
Amortization of discount		—	—	(13,501)	—	—	(27,710)	—	—	6,180	—	—	—	(35,031)
Disposal		—	(261)	(53,538)	(2,946)	(19,347)	(90,141)	—	—	(257,543)	—	(1)	(1,061)	(424,838)
Collection		—	—	112,627	—	—	75,082	—	—	172,842	—	—	487	361,038
Others (*)		2,552	526	4,251	7,231	9,565	(16,997)	167	24	848	189	24	—	8,380

Ending balance	~~W~~	268,533	223,017	340,091	725,105	872,904	958,808	263,914	418,255	458,116	12,748	17,575	6,865	4,565,931

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

F-1
5
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

13.	Loans at amortized cost, etc. (continued)

ii)	Due from banks at amortized cost and other financial assets

	2023
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	296,346	10,440	74,621	381,407
Transfer (from) to 12 months expected credit losses		364	(299)	(65)	—
Transfer (from) to lifetime expected credit losses		(40,026)	40,041	(15)	—
Transfer (from) to credit- impaired financial assets		(228)	(37,000)	37,228	—
Provision		44,035	2,326	44,409	90,770
Charge off		—	—	(28,665)	(28,665)
Disposal		—	—	(178)	(178)
Collection		—	—	2,198	2,198
Others (*)		32,460	142	8,435	41,037

Ending balance	~~W~~	332,951	15,650	137,968	486,569

	2024
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	Total
Beginning balance	~~W~~	332,951	15,650	137,968	486,569
Transfer (from) to 12 months expected credit losses		1,262	(1,229)	(33)	—
Transfer (from) to lifetime expected credit losses		(5,414)	5,441	(27)	—
Transfer (from) to credit- impaired financial assets		(178)	(5,715)	5,893	—
Provision		175	629	112,858	113,662
Charge off		—	—	(61,157)	(61,157)
Disposal		(1)	(38)	(15,028)	(15,067)
Collection		—	—	3,292	3,292
Others (*)		65,689	14	2,644	68,347

Ending balance	~~W~~	394,484	14,752	186,410	595,646

(*)	Other changes are due to debt restructuring, investment conversion and changes in foreign exchange rate, etc.

(d)	Changes in deferred loan origination costs for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Beginning balance	~~W~~	525,205	505,986
Loan origination		231,007	344,963
Amortization, etc.		(250,226)	(205,380)

Ending balance	~~W~~	505,986	645,569

F-1
5
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

14.	Property and equipment

(a)	Details of property and equipment as of December 31, 2023 and 2024 are as follows:

	2023
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,043,119	—	—	2,043,119
Buildings		1,307,424	(508,171)	(9,002)	790,251
Other assets		2,410,101	(1,877,642)	—	532,459
Right-of-use assets		1,378,027	(771,552)	—	606,475

	~~W~~	7,138,671	(3,157,365)	(9,002)	3,972,304

	2024
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,028,761	—	—	2,028,761
Buildings		1,314,682	(565,350)	(10,706)	738,626
Other assets		2,482,527	(1,967,572)	—	514,955
Right-of-use assets		1,717,665	(842,415)	—	875,250

	~~W~~	7,543,635	(3,375,337)	(10,706)	4,157,592

F-1
5
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

14.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Land		Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,101,176	702,257	588,454	619,210	4,011,097
Acquisition (*1)		1,480	105,761	146,405	370,724	624,370
Disposal (*1)		(741)	(1,501)	(3,546)	(71,052)	(76,840)
Depreciation (*2)		—	(54,486)	(202,124)	(313,755)	(570,365)
Asset impairment		—	(1,409)	—	—	(1,409)
Amounts transferred from (to) investment property		(57,226)	40,548	—	—	(16,678)
Amounts transferred from (to) intangible assets		—	—	1,550	—	1,550
Amounts transferred from (to) non-current assets held for sale (*3)		(1,688)	(754)	—	—	(2,442)
Amounts transferred from (to) operating lease assets		—	—	221	—	221
Effects of foreign currency adjustments		118	(165)	1,499	1,348	2,800

Ending balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304

(*1)	During 2023, ~~W~~ 82,179 million transferred from assets-under-construction is included.
(*2)	Included in general administrative expense, other operating income (loss) and insurance service expense of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

F-1
5
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

14.	Property and equipment (continued)

	2024
	Land		Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304
Acquisition (*1)		40,480	23,661	199,988	624,103	888,232
Disposal (*1)		(500)	(854)	(10,774)	(45,452)	(57,580)
Depreciation (*2)		—	(57,341)	(209,156)	(329,946)	(596,443)
Asset impairment		—	(1,703)	—	53	(1,650)
Amounts transferred from (to) investment property		(61,432)	(16,320)	—	—	(77,752)
Amounts transferred from (to) intangible assets		—	—	2,302	—	2,302
Amounts transferred from (to) non-current assets held for sale (*3)		528	511	—	—	1,039
Amounts transferred from (to) operating lease assets		—	—	80	—	80
Effects of foreign currency adjustments		6,566	421	56	20,017	27,060

Ending balance	~~W~~	2,028,761	738,626	514,955	875,250	4,157,592

(*1)	During 2024, ~~W~~ 26,185 million transferred from assets-under-construction is included.
(*2)	Included in general administrative expense, other operating income (loss) and insurance service expense of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

F-15
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

14.	Property and equipment (continued)

(c)	Insured assets and liability insurance as of December 31, 2024 are as follows:

	2024
Type of insurance	Insured assets and objects	Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash (including ATM)	31,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral	1,380,897	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate	12,869	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives	50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities	60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Others	Personal information liability insurance, etc.	56,639	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*)	Aside from the insurance mentioned above, the Group has entered into car insurance, medical insurance, property insurance, and employee accident insurance.

F-15
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

15.	Intangible assets

(a)	Details of intangible assets as of December 31, 2023 and 2024 are as follows:

	2023		2024
Goodwill	~~W~~	4,677,204	4,665,417
Software		259,233	235,229
Development cost		464,638	677,572
Others		816,871	541,915

	~~W~~	6,217,946	6,120,133

(b)	Changes in intangible assets for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,683,902	263,341	454,284	406,309	5,807,836
Acquisition		—	90,051	133,709	605,225	828,985
Disposal and write-off		—	(3,901)	(3,560)	(6,793)	(14,254)
Amounts transferred from (to) property and equipment		—	—	(1,550)	—	(1,550)
Impairment (*1)		(5,402)	(4,006)	(1,001)	(273)	(10,682)
Amortization (*2)		—	(91,894)	(131,043)	(168,583)	(391,520)
Effects of changes in foreign exchange rate		(1,296)	5,642	13,799	(19,014)	(869)

Ending balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946

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
~~W~~
2,934 million decrease comparing to the previous year) due to continuing high price index and domestic foreign economic turndown mainly from the prolongation of the Ukraine crisis, global high interest rates, etc. In addition, as a result of the impairment test for goodwill of Shinhan Financial Plus Co., Ltd., the Group recognized an impairment loss amounting to
~~W~~
3,560 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts (
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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

15.	Intangible assets (continued)

	2024
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946
Acquisition		—	67,077	196,292	110,230	373,599
Disposal and write-off		—	(2,822)	(418)	(8,383)	(11,623)
Amounts transferred from (to) property and equipment		—	—	(2,302)	—	(2,302)
Amounts transferred within intangible assets		—	905	165,761	(166,666)	—
Impairment (*1)		(24,513)	—	(715)	(128)	(25,356)
Amortization (*2)		—	(96,335)	(179,302)	(174,341)	(449,978)
Effects of changes in foreign exchange rate		12,726	7,171	33,618	(35,668)	17,847

Ending balance	~~W~~	4,665,417	235,229	677,572	541,915	6,120,133

(*1)
Goodwill impairment incurred from the cash-generating unit of security sector at SHINHAN SECURITIES VIETNAM CO., LTD and other sector at Shinhan Asset Trust. As a result of the impairment test for goodwill of SHINHAN SECURITIES VIETNAM CO., LTD., the Group recognized an impairment loss amounting to
~~W~~
1,298 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the reduced trading volume and trading value on the Vietnamese stock market, caused by the global high interest rate environment and domestic and external economic recessions. In addition, as a result of the impairment test for goodwill of Shinhan Asset Trust, the Group recognized an impairment loss amounting to
~~W~~
23,215 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the deterioration of the business environment caused by the slowdown in the real estate and construction sectors. The amount of impairment loss recognized is included in the non-operating expenses, of the consolidated statement of comprehensive income.

(*2)	Included in general administrative expense, other operating income (expense), and insurance service expense of the consolidated statements of comprehensive income.

F-1
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

15.	Intangible assets (continued)

(c)	Goodwill

i)	Goodwill allocated in the Group’s CGUs as of December 31, 2023 and 2024 is as follows:

	2023		2024
Banking	~~W~~	768,468	771,156
Credit card		2,891,498	2,901,502
Securities		1,265	—
Life insurance		850,238	850,238
Others		165,735	142,521

	~~W~~	4,677,204	4,665,417

ii)	Goodwill impairment test
The recoverable amounts of each CGU are evaluated based on their respective value in use.
ii-1) Explanation on evaluation method
The discounted cash flow method (DCF) is applied when evaluating the recoverable amounts based on value in use, considering the characteristics of each unit or group of CGU. However, the CGU of life insurance applied an actuarial enterprise valuation methodology based on stochastically expected cash flows in consideration of the characteristics of the insurance business.
ii-2) Projection period
When evaluating the value in use, 5.5 years of cash flow estimates are used in projection and the value thereafter is reflected as terminal value. However, 99 years of cash flow estimates for Shinhan Life Insurance Co., Ltd. is applied and the present value of the future cash flows thereafter is not applied as it is not significant.

F-1
61

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

15.	Intangible assets (continued)

ii-3) Discount rates and terminal growth rates
The required rates of return expected by shareholders are applied to the discount rates. It is calculated in consideration of which comprises a risk-free interest rate, a market risk premium and systemic risk (beta factor). In addition, terminal growth rate is estimated based on inflation rate. However, for the life insurance CGU, since its cost of risk is reflected at future cash flows, the current discount rates based on the interest rate term structure of risk-free government bonds that reflects only the time value of money was applied.
Discount rates before tax and terminal growth rates applied to each CGU are as follows:

	Pre-tax discount rate before tax(%)	Perpetual growth rate(%)
Banking	9.5 ~ 15.2	0.0 ~ 2.0
Credit card	11.3 ~ 16.1	1.0 ~ 2.0
Securities	17.2	2.0
Others	10.4 ~ 12.6	1.0
In case of the life insurance CGU, a term structure discount rate of 3.92% ~4.55% was applied for each future period corresponding to future cash flows for 99 years.
ii-4) Key assumptions
Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2024	2025	2026	2027	2028	2029
CPI growth (%)	2.4	2.1	1.5	1.8	1.6	1.6
Private consumption growth (%)	1.1	2.1	2.5	2.6	2.5	2.5
Real GDP growth (%)	2.6	2.7	2.2	2.5	2.7	2.7
Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan life insurance) components are as follows:

Key assumptions
Consumer price index growth rate (Bank of Korea) (%)	2.0
Risk-based confidence level (%)	99.5
ii-5) Total recoverable amount and total carrying amount of CGUs to which goodwill has been allocated, are as follows:

	Amount
Total recoverable amount	~~W~~	60,171,578
Total carrying amount (*)		53,827,788

	~~W~~	6,343,790

(*)	It is the carrying amount after reflecting the impairment loss in the securities.

F-1
62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates

(a)	Investments in associates as of December 31, 2023 and 2024 are as follows:

Investees	Country	Reporting Date	Ownership (%)
			2023	2024
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	September 30	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	50.00	50.00
KCGI-SingA330-A Private Special Asset Investment Trust (*5)	Korea	—	23.89	—
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	December 31	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust No.19	Korea	—	50.00	50.00
Shinhan Global Healthcare Fund No.1 (*7)	Korea	—	4.41	3.13
KB NA Hickory Private Special Asset Fund	Korea	December 31	37.50	37.50
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02
KDBC-Midas Dong-A Global contents Fund	Korea	December 31	23.26	23.26
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Korea Omega Project Fund III (*5)	Korea	—	23.53	—
Genesis North America Power Company No.1 PEF	Korea	December 31	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Korea	December 31	23.33	23.33
KOREA FINANCE SECURITY CO., LTD (*1), (*7)	Korea	September 30	14.91	14.91
MIEL CO.,LTD. (*2)	Korea	—	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	December 31	50.00	50.00
Midas Asset Global CRE Debt Private Fund No.6 (*5)	Korea	—	40.10	—
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	42.92	41.67
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3 (*5)	Korea	—	20.00	—
MK Ventures-K Clavis Growth Capital Venture Fund 1	Korea	—	26.67	26.67
NH-Amundi Global Infrastructure Trust 14 (*5)	Korea	—	30.00	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*6)	Korea	December 31	60.00	60.00

F-1
6
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

Investees	Country	Reporting Date	Ownership (%)
			2023	2024
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	Korea	December 31	21.27	21.27
FuturePlay-Shinhan TechInnovation Fund 1	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund	Korea	December 31	44.12	44.12
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	December 31	72.50	72.50
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24 (*5)	Korea	—	52.28	—
Sparklabs-Shinhan Opportunity Fund 1	Korea	December 31	49.50	49.50
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	40.86
Goduck Gangil10 PFV Co., Ltd. (*1), (*7)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	December 31	79.63	79.63
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Healthcare Fund 2 (*7)	Korea	—	13.68	13.68
Shinhan AIM Real Estate Fund No.2	Korea	December 31	30.00	30.00
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2 (*6)	Korea	December 31	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	December 31	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund	Korea	December 31	41.18	41.18
NH-Amundi US Infrastructure Private Fund2	Korea	December 31	25.91	25.91
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
Pacific Private Placement Real Estate Fund No.40	Korea	December 31	24.73	24.73
Mastern Private Real Estate Loan Fund No.2	Korea	December 31	33.57	33.57

F-1
6
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

Investees	Country	Reporting Date	Ownership (%)
			2023	2024
LB Scotland Amazon Fulfillment Center Fund 29 (*6)	Korea	December 31	70.14	65.00
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	32.57
EDNCENTRAL Co.,Ltd. (*7)	Korea	—	13.47	13.47
Gyeonggi-Neoplux Superman Fund	Korea	December 31	21.76	21.76
NewWave 6th Fund	Korea	December 31	30.00	30.00
Neoplux No.3 Private Equity Fund (*3)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	22.22	22.22
Neoplux Market-Frontier Secondary Fund (*3)	Korea	December 31	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund	Korea	December 31	28.17	28.17
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2	Korea	December 31	30.00	30.00
Eum Private Equity Fund No.7	Korea	December 31	21.00	21.00
Kiwoom Hero No.4 Private Equity Fund	Korea	December 31	21.05	21.05
Vogo Canister Professional Trust Private Fund I (*5)	Korea	—	36.74	—
AJ-KOSNET Semicon One Venture Fund	Korea	December 31	22.22	22.22
Timefolio The Venture-V second	Korea	December 31	20.73	20.73
Shinhan Smilegate Global PEF I (*7)	Korea	December 31	14.21	14.21
Genesis Eco No.1 PEF	Korea	December 31	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	December 31	42.70	42.70
NH-Synergy Core Industrial New Technology Fund (*5)	Korea	—	36.93	—
J& Moorim Jade Investment Fund	Korea	December 31	24.89	24.89
Ulmus SHC innovation investment fund	Korea	December 31	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	31.47
Fine Value POST IPO No.5 Private Equity Fund (*5)	Korea	—	40.00	—
TI First Property Private Investment Trust 1	Korea	December 31	40.00	40.00
IBKC Global Contents Investment Fund (*5)	Korea	—	24.39	—
Kiwoom-Shinhan Innovation Fund 2	Korea	December 31	42.86	42.86
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	December 31	50.00	50.00
SJ ESG Innovative Growth Fund	Korea	December 31	28.57	28.57
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	December 31	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	December 31	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	December 31	3.85	3.85

F-1
6
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

Investees	Country	Reporting Date	Ownership (%)
			2023	2024
Daishin Newgen New Technology Investment Fund 1 st (*5)	Korea	—	50.60	—
META ESG Private Equity Fund I	Korea	December 31	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	December 31	39.62	39.62
H-IOTA Fund	Korea	December 31	24.81	24.81
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	December 31	26.01	26.01
Tres-Yujin Trust	Korea	December 31	50.00	50.00
Shinhan-Time mezzanine blind Fund	Korea	December 31	50.00	50.00
Capstone REITs No.26	Korea	December 31	50.00	50.00
JB Incheon-Bucheon REITS No.54	Korea	December 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	33.33
JB Hwaseong-Hadong REITs No.53	Korea	December 31	31.03	31.03
KB Oaktree Trust No.3	Korea	December 31	33.33	33.33
Daehan No.36 Office Asset Management Company (*5)	Korea	—	48.05	—
Rhinos Premier Mezzanine Private Investment Fund No.1 (*5)	Korea	—	27.93	—
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2	Korea	December 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	24.85	24.85
SKS-Yozma Fund No.1 (*5)	Korea	—	29.85	—
KB Distribution Private Real Estate 3-1	Korea	December 31	37.50	37.50
Pacific Private Investment Trust No.49-1 (*6)	Korea	December 31	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	December 31	60.00	60.00
RIFA Real estate private placement fund for normal investoes No. 51	Korea	December 31	40.00	40.00
Fivetree general private equity fund No.15 (*5)	Korea	—	49.98	—
Shinhan-Kunicorn first Fund	Korea	December 31	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	December 31	49.18	49.18
Shinhan Simone Fund I	Korea	December 31	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	December 31	40.00	40.00
Tiger Green alpha Trust No.29 (*4)	Korea	December 31	95.24	95.24
STIC ALT Global II Private Equity Fund	Korea	December 31	21.74	21.74
NH-Brain EV Fund (*5)	Korea	—	25.00	—
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	September 30	15.00	15.00
Leverent-Frontier 4th Venture PEF	Korea	December 31	23.89	23.89
Find-Green New Deal 2nd Equity Fund	Korea	December 31	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	December 31	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	December 31	30.30	30.30

F-1
6
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

Investees	Country	Reporting Date	Ownership (%)
			2023	2024
Korea Investment Top Mezzanine Private Real Esate Trust No.1	Korea	December 31	22.22	22.22
LB YoungNam Logistics Private Trust No.40	Korea	December 31	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	December 31	32.77	32.77
Cornerstone J&M Fund I	Korea	December 31	26.67	26.67
Logisvalley Shinhan REIT Co.,Ltd. (*1)	Korea	September 30	20.27	20.27
DA Value-Honest New Technology Investment Fund 1 (*5)	Korea	—	23.66	—
Shinhan-Ji and Tec Smart Innovation Fund	Korea	December 31	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	December 31	50.00	50.00
Korea Investment Green Newdeal Infra Trust No.1	Korea	December 31	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	November 30	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	December 31	27.81	27.81
Hanyang Time Mezzanine Fund	Korea	December 31	28.57	28.57
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	December 31	50.00	50.00
Shinhan-isquare Venture PEF 1	Korea	December 31	40.00	40.00
Aurum Goldrush ESG Private Fund No. 1	Korea	December 31	28.33	28.33
Capstone Develop Frontier Trust	Korea	December 31	21.43	21.43
Nextrade Co., Ltd. (*7)	Korea	December 31	8.00	8.00
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*5)	Korea	—	29.10	—
Eventus-IBKC LIB Fund (*5)	Korea	—	21.88	—
IBKC-Behigh Fund 1st	Korea	December 31	29.73	29.73
ON No.1 Private Equity Fund	Korea	December 31	28.57	28.57
Digital New Deal Kappa Private Equity Fund	Korea	December 31	24.75	24.75
IBKCJS New Technology Fund No.1	Korea	December 31	29.41	29.41
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Korea	December 31	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	December 31	28.57	28.57
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	December 31	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	December 31	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	December 31	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No.3	Korea	December 31	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	December 31	21.96	19.78
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	December 31	30.00	30.00

F-16
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

Investees	Country	Reporting Date	Ownership (%)
			2023	2024
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	December 31	37.04	37.04
Shinhan-timefolio Bio Development Investment Fund	Korea	December 31	48.39	48.39
Shinhan M&A-ESG Fund	Korea	December 31	23.33	23.33
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Korea	December 31	28.43	28.43
KDBC meta-enter New Technology investment fund	Korea	December 31	27.89	27.89
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	December 31	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	December 31	39.93	49.83
Shinhan-openwater pre-IPO Investment Trust 1	Korea	December 31	50.00	50.00
Shinhan-CJ TechInnovation Fund 1st	Korea	December 31	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	December 31	40.00	40.00
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Korea	December 31	40.00	40.00
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	December 31	22.96	22.96
Shinhan HB Wellness 1st Investment Trust	Korea	December 31	48.54	48.54
Korea real Asset Fund No.3	Korea	December 31	28.57	28.57
PineStreet Global Corporate FoF XIII-2 (*6)	Korea	December 31	100.00	100.00
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518	Korea	December 31	31.49	26.22
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	December 31	22.99	22.99
Time Robotics New Technology Investment Trust	Korea	December 31	29.86	29.86
Ascent-welcome Tehcnology Investment Trust No.2	Korea	December 31	27.65	27.65
Newmain I funds	Korea	December 31	36.36	36.36
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	December 31	96.30	96.78
SH Ulmus M.P.E. Innovative Venture Fund 7	Korea	December 31	28.57	28.57
Consus Osansegyo No.2	Korea	December 31	50.00	50.00
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities) (*5)	Korea	—	32.69	—
Shinhan AIM Private Fund of Fund 9-B	Korea	December 31	25.00	25.00
Shinhan General Private Real Estate Investment Trust No.3	Korea	December 31	20.75	20.75
NH Absolute Project L General Private Investment Trust (*5)	Korea	—	26.03	—
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	December 31	28.56	28.56

F-16
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

Investees	Country	Reporting Date	Ownership (%)
			2023	2024
Happy Pet Life Care New Technology Investment Association No.2	Korea	December 31	30.00	30.00
Shinhan-Soo Secondary Investment Association (*6)	Korea	December 31	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1), (*11)	Korea	September 30	—	45.00
SONGPA BIZ CLUSTER PFV CO LTD (*1), (*7), (*10)	Korea	September 30	—	27.40
Planeta PTE LTD	Singapore	December 31	—	33.33
The E&Shinhan New Growth Up Fund	Korea	December 31	—	50.00
Shinhan-GB FutureFlow Fund L.P. (*6)	Korea	December 31	—	58.18
Credila Financial Services (*1), (*7), (*12)	India	September 30	—	10.93
DB IPO HighYield Fund 1	Korea	December 31	—	28.57
Exponential SQUARE Private Investment Trust No.1 (*6)	Korea	December 31	—	50.99
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	December 31	—	58.82
IGIS Private Real Estate Investment No.454	Korea	December 31	—	24.04
IGIS Private Real Estate Investment No.462 (*6)	Korea	December 31	—	69.20
BNW Recharge Private Equity Fund	Korea	December 31	—	21.13
United Partners Realasset Fund No.14	Korea	December 31	—	33.33
Shinhan Market-Frontier Fund III	Korea	December 31	—	44.02
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12 (*7)	Korea	December 31	—	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13 (*7)	Korea	December 31	—	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14 (*7)	Korea	December 31	—	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15 (*7)	Korea	December 31	—	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16 (*7)	Korea	December 31	—	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17 (*7)	Korea	December 31	—	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18 (*7)	Korea	December 31	—	5.00
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19 (*7)	Korea	December 31	—	5.00
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Korea	December 31	—	22.37

(*1)
The most recent financial statements available are used for the equity method since the financial statements as of December 31, 2024 are not available. Significant trades and events occurred within the period are properly reflected.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

(*2)
In the course of the rehabilitation process, the shares were acquired through investment conversion. Although voting rights cannot be exercised during the rehabilitation process, normal voting rights are exercised because the rehabilitation process was completed before December 31, 2024. Therefore, it has been reclassified into the investments in associates.

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

(*10)	The rate of Group’s voting rights is 19.86%.
(*11)	Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd.
(*12)	HDFC Credila Financial Services has changed its name to Credila Financial Services.

F-1
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2023 and 2024 are as follows:

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	30,169	—	920	8,183	—	39,272
Partners 4th Growth Investment Fund		13,542	(13,542)	—	—	—	—
KTB Newlake Global Healthcare PEF		4,309	(3,954)	(355)	—	—	—
Shinhan-Neoplux Energy Newbiz Fund		20,837	—	1,521	—	—	22,358
Shinhan-Albatross tech investment Fund		12,253	(1,500)	4,618	128	—	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		4,232	—	377	—	—	4,609
VOGO Debt Strategy Qualified IV Private		6,085	50	397	—	—	6,532
Shinhan -Midas Dong-A Secondary Fund		4,431	—	(130)	—	—	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,414	(864)	1,312	—	—	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		3,691	—	1	—	—	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*1)		3,961	—	(136)	—	(3,825)	—
Shinhan Global Healthcare Fund 1 (*1)		—	—	—	—	—	—
KB NA Hickory Private Special Asset Fund		34,339	(11,436)	1,193	—	—	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		19,236	(919)	482	—	—	18,799
Hermes Private Investment Equity Fund		5,562	(5,562)	—	—	—	—
KDBC-Midas Dong-A Global contents Fund		4,277	—	11	—	—	4,288
Shinhan-Nvestor Liquidity Solution Fund		6,438	(265)	(85)	—	—	6,088
Shinhan AIM FoF Fund 1-A		10,110	(1,653)	1,178	—	—	9,635
IGIS Global Credit Fund 150-1		4,692	(803)	397	—	—	4,286
Partner One Value up I Private Equity Fund		5,144	(5,144)	—	—	—	—
Genesis No.1 Private Equity Fund		59,924	(59,916)	(8)	—	—	—
Korea Omega Project Fund III		3,674	—	22	—	—	3,696

F-1
71

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Genesis North America Power Company No.1 PEF	~~W~~	8,118	(4,384)	2,624	—	—	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		43,244	(10,595)	8,115	—	—	40,764
KOREA FINANCE SECURITY CO., LTD		2,411	—	(169)	1,003	—	3,245
MIEL CO., LTD. (*1)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		44,821	782	769	—	—	46,372
Kiwoom-Shinhan Innovation Fund I		9,441	(1,425)	(162)	—	—	7,854
Midas Asset Global CRE Debt Private Fund No.6		57,029	(8,663)	6,515	—	—	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		30,624	795	1,744	—	—	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		24,492	(18,264)	1,026	—	—	7,254
NH-Amundi Global Infrastructure Trust 14		20,975	(3,086)	839	—	—	18,728
Jarvis Memorial Private Investment Trust 1		9,786	(10,642)	856	—	—	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		33,357	(683)	2,591	—	—	35,265
Milestone Private Real Estate Fund 3		19,071	563	(2,019)	—	—	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		7,364	—	(475)	—	—	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		2,969	(2,675)	2,844	—	—	3,138
T&F 2019 bearing Private Equity Fund Specializing in Start-up and Venture Business		3,231	(3,231)	—	—	—	—
FuturePlay-Shinhan TechInnovation Fund 1		6,916	—	931	—	—	7,847
Stonebridge Corporate 1st Fund		3,622	—	520	—	—	4,142
Vogo Realty Partners Private Real Estate Fund V		10,915	(378)	255	—	—	10,792
Korea Credit Bureau		5,039	(90)	1,789	—	—	6,738

F-1
72

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Goduck Gangil1 PFV Co., Ltd.	~~W~~	60	—	120	—	—	180
SBC PFV Co., Ltd.		28,468	3,750	(1,444)	—	—	30,774
NH-amundi global infra private fund 16		56,211	(1,299)	(4,260)	—	—	50,652
IMM Global Private Equity Fund		147,384	(147,384)	—	—	—	—
SH BNCT Professional Investment Type Private Special Asset Investment Trust		263,052	(32,093)	13,813	—	—	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		22,683	(5,882)	1,309	—	—	18,110
Sparklabs-Shinhan Opportunity Fund 1		4,631	(1,137)	420	—	—	3,914
BNW Tech-Innovation Private Equity Fund		5,833	(5,833)	—	—	—	—
IGIS Real-estate Private Investment Trust No.33		14,552	(360)	1,079	—	—	15,271
WWG Global Real Estate Investment Trust no.4		10,331	(10,795)	464	—	—	—
Goduck Gangil10 PFV Co., Ltd.		3,236	—	1,845	—	—	5,081
Fidelis Global Private Real Estate Trust No.2		21,945	—	(9,925)	—	(11,469)	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,427	(5,864)	6,056	—	—	48,619
Shinhan Global Healthcare Fund 2 (*1)		—	—	—	—	—	—
Shinhan AIM Real Estate Fund No.2		25,243	—	1,435	—	—	26,678
Shinhan AIM Real Estate Fund No.1		44,642	6,586	645	—	—	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		32,627	(916)	3,070	—	—	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		19,296	3	754	—	—	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,598	(7,618)	536	—	—	17,516

F-1
7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Korea Omega-Shinhan Project Fund I	~~W~~	10,022	—	1,608	—	—	11,630
Samsung SRA Real Estate Professional Private 45[FoFs]		21,650	8,487	1,295	—	—	31,432
IBK Global New Renewable Energy Special Asset Professional Private2		33,412	(2,303)	1,187	—	—	32,296
VS Cornerstone Fund		3,335	—	(55)	—	—	3,280
Aone Mezzanine Opportunity Professional Private		5,009	(5,072)	63	—	—	—
NH-Amundi US Infrastructure Private Fund2		31,941	(4,395)	2,179	—	—	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		6,332	(4,360)	341	—	—	2,313
Kakao-Shinhan 1st TNYT Fund		21,330	—	(1,464)	—	—	19,866
Pacific Private Placement Real Estate Fund No.40		11,622	(748)	750	—	—	11,624
Mastern Private Real Estate Loan Fund No.2		6,387	(3,679)	332	—	—	3,040
LB Scotland Amazon Fulfillment Center Fund 29		29,637	(1,753)	3,044	—	—	30,928
JR AMC Hungary Budapest Office Fund 16		12,457	(773)	1,003	—	—	12,687
EDNCENTRAL Co.,Ltd. (*1)		—	—	—	—	—	—
Future-Creation Neoplux Venture Capital Fund		4,251	(889)	(682)	—	—	2,680
Gyeonggi-Neoplux Superman Fund		5,467	—	(411)	—	—	5,056
NewWave 6th Fund		13,540	—	176	—	—	13,716
Neoplux No.3 Private Equity Fund		20,454	(4)	(1,469)	—	—	18,981
PCC Amberstone Private Equity Fund I		18,785	(2,425)	898	—	—	17,258
KIAMCO POWERLOAN TRUST 4TH		43,524	(2,306)	3,881	—	—	45,099
Mastern Opportunity Seeking Real Estate Fund II		14,710	(4,029)	2,454	—	—	13,135
AION ELFIS PROFESSIONAL PRIVATE 1		3,566	(3,376)	(190)	—	—	—
T&F 2020 SS Private Equity Fund Specializing in Start-up and Venture Business		5,709	(7,843)	2,134	—	—	—

F-17
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux Market-Frontier Secondary Fund	~~W~~	13,960	(3,673)	140	—	—	10,427
Harvest Private Equity Fund II		3,139	(26)	(135)	—	—	2,978
Synergy Green New Deal 1st New Technology Business Investment Fund		10,632	(145)	(172)	—	—	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,727	(220)	329	—	—	6,836
SHINHAN-NEO Core Industrial Technology Fund		9,409	—	4,207	—	—	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		25,024	(2,542)	874	—	—	23,356
SIMONE Mezzanine Fund No.3		3,017	(1,965)	150	—	—	1,202
Eum Private Equity Fund No.7		9,170	—	(4)	—	—	9,166
Kiwoom Hero No.4 Private Equity Fund		3,517	—	(75)	—	—	3,442
Vogo Canister Professional Trust Private Fund I		46,329	(3,075)	2,617	—	—	45,871
SW-S Fund		7,248	(11,177)	3,929	—	—	—
CL Buyout 1st PEF		12,842	(20,216)	7,374	—	—	—
Timefolio The Venture-V second		4,096	—	1,705	—	—	5,801
Newlake Growth Capital Partners2 PEF		12,496	(12,496)	—	—	—	—
Shinhan Smilegate Global PEF I		3,771	—	30	—	—	3,801
Genesis Eco No.1 PEF		11,418	—	(199)	—	—	11,219
SHINHAN-NEO Market-Frontier 2nd Fund		34,420	4,270	(6,020)	—	—	32,670
NH-Synergy Core Industrial New Technology Fund		6,377	—	62	—	—	6,439
J& Moorim Jade Investment Fund		5,434	(787)	273	—	—	4,920
Helios-KDBC Digital Contents 1st		3,356	(1,457)	357	—	—	2,256
Ulmus SHC innovation investment fund		4,886	—	657	—	—	5,543
Mirae Asset Partners X Private Equity Fund		7,792	(7,792)	—	—	—	—
T Core Industrial Technology 1st Venture PEF		4,529	—	(275)	—	—	4,254
Curious Finale Corporate Recovery Private Equity Fund		3,591	(3,636)	45	—	—	—
Fine Value POST IPO No.5 Private Equity Fund		2,270	—	1,496	—	—	3,766

F-1
7
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
TI First Property Private Investment Trust 1	~~W~~	3,127	(203)	178	—	—	3,102
MPLUS Professional Private Real Estate Fund 25		4,231	—	(1,873)	—	—	2,358
IBKC Global Contents Investment Fund		4,552	—	149	—	—	4,701
Premier Luminous Private Equity Fund		8,966	(12,439)	3,473	—	—	—
Hanyang-Meritz 1 Fund		3,466	(689)	204	—	—	2,981
Kiwoom-Shinhan Innovation Fund 2		11,271	(4,434)	2,328	—	—	9,165
ETRI Holdings-Shinhan 1st Unicorn Fund		1,895	1,500	(100)	—	—	3,295
Maple Mobility Fund		16,859	(16,859)	—	—	—	—
SJ ESG Innovative Growth Fund		4,197	—	1	—	—	4,198
AVES 1st Corporate Recovery Private Equity Fund		5,057	—	(289)	—	—	4,768
JS Shinhan Private Equity Fund		4,953	—	(20)	—	—	4,933
NH Kyobo AI Solution Investment Fund		3,288	(4,138)	850	—	—	—
Daishin Newgen New Technology Investment Fund 1st		5,704	—	378	—	—	6,082
META ESG Private Equity Fund I		5,857	—	(86)	—	—	5,771
SWFV FUND-1		9,128	(9,433)	305	—	—	—
PHAROS DK FUND		3,835	(1,413)	40	—	—	2,462
Shinhan VC tomorrow venture fund 1		26,926	18,258	26	—	—	45,210
Highland 2021-8 Fund		4,826	(5,366)	540	—	—	—
H-IOTA Fund		9,623	(239)	140	—	—	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		6,082	2,924	(1,579)	—	—	7,427
Tres-Yujin Trust		10,004	—	355	—	—	10,359
Shinhan-Time mezzanine blind Fund		13,312	—	809	—	—	14,121
Capstone REITs No.26		3,852	(300)	2,198	—	—	5,750
JB Incheon-Bucheon REITS No.54		4,989	—	(11)	—	—	4,978
Hankook Smart Real Asset Investment Trust No.3		6,993	—	675	—	—	7,668
JB Hwaseong-Hadong REITs No.53		4,991	—	(8)	—	—	4,983
KB Oaktree Trust No.3		8,605	(771)	834	—	—	8,668
Daehan No.36 Office Asset Management Company		22,058	—	424	—	—	22,482

F-1
7
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Rhinos Premier Mezzanine Private Investment Fund No.1	~~W~~	2,873	—	183	—	—	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		57,334	3,369	2,066	—	—	62,769
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		40,571	36	827	—	—	41,434
SKS-Yozma Fund No.1		6,599	(4,140)	996	—	—	3,455
IBKC-METIS Global Contents Investment Fund		4,550	(3,921)	(629)	—	—	—
Keistone Unicorn Private Equity Fund		6,249	(6,249)	—	—	—	—
KB Distribution Private Real Estate 3-1		26,651	—	(675)	—	—	25,976
Pacific Private Investment Trust No.49-1		28,641	—	(1,264)	—	—	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(518)	518	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		5,726	(340)	345	—	—	5,731
Fivetree general private equity fund No.15		12,281	(489)	780	—	—	12,572
Shinhan-Kunicorn first Fund		9,831	—	(205)	—	—	9,626
Harvest Fund No.3		15,854	(15,854)	—	—	—	—
Shinhan-Quantum Startup Fund		1,119	3,000	(133)	—	—	3,986
Shinhan Simone Fund I		4,796	—	41	—	—	4,837
Korea Investment develop seed Trust No.1		10,242	(901)	191	—	—	9,532
Tiger Green alpha Trust No.29		26,806	(588)	2,355	—	—	28,573
STIC ALT Global II Private Equity Fund		9,859	(218)	(137)	—	—	9,504
NH-Brain EV Fund		11,592	—	(467)	—	—	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,405	450	(272)	—	—	6,583
Leverent-Frontier 4th Venture PEF		2,964	—	330	—	—	3,294
Find-Green New Deal 2nd Equity Fund		4,508	—	(43)	—	—	4,465
ShinhanFitrin 1st Technology Business Investment Association		4,437	—	82	—	—	4,519
PARATUS No.3 Private Equity Fund		4,936	(4,936)	—	—	—	—

F-17
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Golden Route 2nd Startup Venture Specialized Private Equity Fund	~~W~~	3,003	(3,003)	—	—	—	—
Koramco Private Real Estate Fund 143		3,030	3,636	1	—	—	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		9,885	(1,169)	1,300	—	—	10,016
LB YoungNam Logistics Private Trust No.40		9,748	(600)	634	—	—	9,782
Shinhan-Cognitive Start-up Fund L.P.		9,953	(5,052)	428	—	—	5,329
IGEN2022 No.1 private Equity Fund		9,045	(9,045)	—	—	—	—
Cornerstone J&M Fund I		3,561	—	(73)	—	—	3,488
Logisvalley Shinhan REIT Co.,Ltd.		3,804	—	(206)	—	—	3,598
DA Value-Honest New Technology Investment Fund 1		2,663	(1,145)	2,581	—	—	4,099
KDB Investment Global Healthcare Private Equity Fund I		34,468	(34,468)	—	—	—	—
Shinhan-Ji and Tec Smart Innovation Fund		2,587	7,800	(410)	—	—	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		1,776	5,400	(208)	—	—	6,968
Korea Investment Green Newdeal Infra Trust No.1		5,714	4,537	6	—	—	10,257
BTS 2nd Private Equity Fund		3,772	2,860	(290)	—	—	6,342
Shinhan Global Active REIT Co.Ltd.		19,222	(69)	(156)	—	—	18,997
NH-J&-IBKC Label Technology Fund		9,866	—	(119)	—	—	9,747
Hanyang Time Mezzanine Fund		3,000	—	12	—	—	3,012
IMM Global Venture Opportunity, LP		3,115	(3,115)	—	—	—	—
Shinhan-isquare Venture PEF 1		497	4,000	(211)	—	—	4,286
Capstone Develop Frontier Trust		6,857	(565)	1,255	—	—	7,547
Nextrade Co., Ltd.		9,700	—	—	—	—	9,700
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*2)		3,011	(3,011)	—	—	—	—
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,601	—	234	—	—	4,835
Eventus-IBKC LIB Fund		6,035	—	597	—	—	6,632

F-17
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NH-Daishin-Kyobo healthcare 1 Fund	~~W~~	3,948	(3,948)	—	—	—	—
IBKC-Behigh Fund 1st		3,268	—	(49)	—	—	3,219
Nautic Green Innovation ESG Co-investment No.1 Private Equity Fund		3,956	(3,956)	—	—	—	—
ON No.1 Private Equity Fund		5,362	—	(41)	—	—	5,321
Digital New Deal Kappa Private Equity Fund		4,946	—	(101)	—	—	4,845
IBKCJS New Technology Fund No.1		—	5,000	1,130	—	—	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		—	10,000	(197)	—	—	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		—	11,014	999	—	—	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		—	3,000	171	—	—	3,171
TogetherKorea Private Investment Trust No. 6		—	5,122	148	—	—	5,270
TogetherKorea Private Investment Trust No. 7		—	5,122	148	—	—	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		—	4,000	180	—	—	4,180
Penture K-Content Investment Fund		—	6,000	(378)	—	—	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		—	7,838	131	—	—	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		—	4,740	367	—	—	5,107
Shinhan-timefolio Bio Development Investment Fund		—	6,000	(73)	—	—	5,927
Shinhan M&A-ESG Fund		—	4,354	(185)	—	—	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		—	9,565	1,009	—	—	10,574
KDBC meta-enter New Technology investment fund		—	7,000	(60)	—	—	6,940

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Time Secondary Blind New Technology Investment Trust	~~W~~	—	4,750	4	—	—	4,754
Shinhan DS Secondary Investment Fund		—	1,815	5,662	—	—	7,477
Shinhan-openwater pre-IPO Investment Trust 1		—	5,000	(27)	—	—	4,973
Shinhan-Eco Venture Fund 2nd		—	3,650	(40)	—	—	3,610
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		—	3,200	(46)	—	—	3,154
Hantoo Shinhan Lake K-beauty Technology Investment Trust		—	10,000	(31)	—	—	9,969
Shinhan HB Wellness 1st Investment Trust		—	5,000	(8)	—	—	4,992
Korea real Asset Fund No.3		—	9,370	(55)	—	—	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		—	23,900	(769)	—	—	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		—	4,000	536	—	—	4,536
Time Robotics New Technology Investment Trust		—	4,000	(34)	—	—	3,966
Ascent-welcome Tehcnology Investment Trust No.2		—	9,000	(229)	—	—	8,771
Igis General PE Real Estate Investment Trust 517-1		—	52,000	(264)	—	—	51,736
Consus Osansegyo No.2		—	8,000	104	—	—	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		—	8,500	(678)	—	—	7,822
Shinhan AIM Private Fund of Fund 9-B		—	23,036	982	—	—	24,018
Shinhan General Private Real Estate Investment Trust No.3		—	7,721	117	—	—	7,838

F-1
80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NH Absolute Project L General Private Investment Trust	~~W~~	—	4,488	405	—	—	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		—	6,000	(6)	—	—	5,994
Happy Pet Life Care New Technology Investment Association No.2		—	3,000	456	—	—	3,456
Shinhan-Soo Secondary Investment Association		—	5,250	(1)	—	—	5,249
Others		225,498	(39,576)	4,942	424	(289)	190,999

	~~W~~	2,904,474	(331,686)	125,088	9,738	(15,583)	2,692,031

(*1) An impairment loss has been recognized due to accumulated unrealized losses since its initial acquisition.
(*2) For the year ended December 31, 2023 it is incorporated into the consolidation target as the Group held control due to increased equity ratio.

F-1
8
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	—	(3,423)	587	—	36,436
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	1,450	—	—	14,612
Shinhan-Albatross tech investment Fund		15,499	(8,312)	1,485	—	—	8,672
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(4,876)	267	—	—	—
VOGO Debt Strategy Qualified IV Private		6,532	(3,465)	646	—	—	3,713
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(399)	—	—	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		4,862	(5,760)	4,279	—	—	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	—	(2)	—	—	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		—	—	—	—	—	—
Shinhan Global Healthcare Fund 1 (*)		—	—	—	—	—	—
KB NA Hickory Private Special Asset Fund		24,096	(7,321)	718	—	—	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		18,799	1,058	370	—	(13,412)	6,815
KDBC-Midas Dong-A Global contents Fund		4,288	—	(1,648)	—	—	2,640
Shinhan-Nvestor Liquidity Solution Fund		6,088	(1,270)	308	—	—	5,126
Shinhan AIM FoF Fund 1-A		9,635	(1,169)	1,338	—	—	9,804
IGIS Global Credit Fund 150-1		4,286	(549)	1,252	—	—	4,989
Korea Omega Project Fund III		3,696	(2,274)	(1,422)	—	—	—
Genesis North America Power Company No.1 PEF		6,358	(3,143)	3,587	—	—	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,764	(37,990)	6,628	—	—	9,402
KOREA FINANCE SECURITY CO., LTD		3,245	—	297	—	—	3,542
MIEL CO.,LTD. (*)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		46,372	3,460	8,975	—	—	58,807

F-1
82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Kiwoom-Shinhan Innovation Fund I	~~W~~	7,854	—	125	—	—	7,979
Midas Asset Global CRE Debt Private Fund No.6		54,881	(57,919)	3,038	—	—	—
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	2,416	3,905	—	—	39,484
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		7,254	(7,664)	410	—	—	—
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		—	(183)	3	—	183	3
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	—	—	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		35,265	(1,591)	1,739	—	—	35,413
Milestone Private Real Estate Fund 3		17,615	1,619	(114)	—	—	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		6,889	—	(546)	—	—	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		3,138	(889)	269	—	—	2,518
FuturePlay-Shinhan TechInnovation Fund 1		7,847	(1,238)	(824)	—	—	5,785
Stonebridge Corporate 1st Fund		4,142	—	(165)	—	—	3,977
Vogo Realty Partners Private Real Estate Fund V		10,792	1,379	(1,509)	—	—	10,662
Korea Credit Bureau		6,738	(45)	881	—	—	7,574
Goduck Gangil1 PFV Co., Ltd.		180	(148)	64	—	—	96
SBC PFV Co., Ltd.		30,774	8,750	(1,908)	—	—	37,616
NH-amundi global infra private fund 16		50,652	4,293	(21,977)	—	—	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(31,676)	12,612	—	—	225,708
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	—	—	—
Sparklabs-Shinhan Opportunity Fund 1		3,914	—	(1,189)	—	—	2,725
IGIS Real-estate Private Investment Trust No.33		15,271	(809)	1,170	—	—	15,632

F-1
8
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Goduck Gangil10 PFV Co., Ltd.	~~W~~	5,081	(212)	1,296	—	—	6,165
Fidelis Global Private Real Estate Trust No.2		551	—	—	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	2,955	2,919	—	(29,849)	24,644
Shinhan Healthcare Fund 2 (*)		—	—	—	—	—	—
Shinhan AIM Real Estate Fund No.2		26,678	1,760	(26,884)	—	—	1,554
Shinhan AIM Real Estate Fund No.1		51,873	2,613	(51,602)	—	—	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(856)	5,566	—	—	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	—	1,894	—	—	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		17,516	(3,377)	1,631	—	—	15,770
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	9,800	—	—	19,473
Samsung SRA Real Estate Professional Private 45		31,432	(3,954)	2,798	—	—	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	(1,266)	2,068	—	—	33,098
VS Cornerstone Fund		3,280	—	(55)	—	—	3,225
NH-Amundi US Infrastructure Private Fund2		29,725	(30,845)	1,664	—	—	544
Kakao-Shinhan 1st TNYT Fund		19,866	—	3,812	—	—	23,678
Pacific Private Placement Real Estate Fund No.40		11,624	(748)	747	—	—	11,623
Mastern Private Real Estate Loan Fund No.2		3,040	(1,908)	198	—	—	1,330
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(15,860)	—	—	18,848
JR AMC Hungary Budapest Office Fund 16		12,687	221	279	—	—	13,187
EDNCENTRAL Co.,Ltd. (*)		—	—	—	—	—	—
Gyeonggi-Neoplux Superman Fund		5,056	—	(918)	—	—	4,138

F-1
8
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
NewWave 6th Fund	~~W~~	13,716	(1,425)	(1,583)	—	—	10,708
Neoplux No.3 Private Equity Fund		18,981	(404)	(6,425)	—	—	12,152
PCC Amberstone Private Equity Fund I		17,258	(5,513)	2,795	—	—	14,540
KIAMCO POWERLOAN TRUST 4TH		45,099	(2,331)	5,935	—	—	48,703
Mastern Opportunity Seeking Real Estate Fund II		13,135	(4,868)	(2,995)	—	—	5,272
Neoplux Market-Frontier Secondary Fund		10,427	(4,006)	1,754	—	—	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	614	—	—	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,836	(580)	847	—	—	7,103
SHINHAN-NEO Core Industrial Technology Fund		13,616	(9,247)	3,742	—	—	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		23,356	(2,538)	892	—	—	21,710
Eum Private Equity Fund No.7		9,166	(400)	390	—	—	9,156
Kiwoom Hero No.4 Private Equity Fund		3,442	(96)	851	—	—	4,197
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	—	—	—
AJ-KOSNET Semicon One Venture Fund		2,854	—	358	—	—	3,212
Timefolio The Venture-V second		5,801	(4,444)	8	—	—	1,365
Shinhan Smilegate Global PEF I		3,801	(4,326)	4,407	—	—	3,882
Genesis Eco No.1 PEF		11,219	—	(142)	—	—	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	295	—	—	27,499
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	—	—	—
J& Moorim Jade Investment Fund		4,920	—	433	—	—	5,353
Ulmus SHC innovation investment fund		5,543	(1,150)	(88)	—	—	4,305
T Core Industrial Technology 1st Venture PEF		4,254	(378)	(881)	—	—	2,995

F-1
8
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fine Value POST IPO No.5 Private Equity Fund	~~W~~	3,766	(3,565)	(201)	—	—	—
TI First Property Private Investment Trust 1		3,102	(203)	203	—	—	3,102
IBKC Global Contents Investment Fund		4,701	(4,764)	63	—	—	—
Kiwoom-Shinhan Innovation Fund 2		9,165	1,148	(86)	—	—	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(99)	—	—	4,696
SJ ESG Innovative Growth Fund		4,198	—	(1,083)	—	—	3,115
AVES 1st Corporate Recovery Private Equity Fund		4,768	—	(245)	—	—	4,523
Reverent-Shinhan Vista Fund		2,600	54	755	—	—	3,409
JS Shinhan Private Equity Fund		4,933	—	1,448	—	—	6,381
Daishin Newgen New Technology Investment Fund 1 st		6,082	(5,742)	(340)	—	—	—
META ESG Private Equity Fund I		5,771	—	(88)	—	—	5,683
Shinhan VC tomorrow venture fund 1		45,210	25,608	(185)	—	—	70,633
H-IOTA Fund		9,524	(2,639)	2,492	—	—	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		7,427	6,160	—	—	—	13,587
Tres-Yujin Trust		10,359	—	2,672	—	—	13,031
Shinhan-Time mezzanine blind Fund		14,121	—	2,305	—	—	16,426
Capstone REITs No.26		5,750	—	(381)	—	—	5,369
JB Incheon-Bucheon REITS No.54		4,978	—	(11)	—	—	4,967
Hankook Smart Real Asset Investment Trust No.3		7,668	—	(1,662)	—	—	6,006
JB Hwaseong-Hadong REITs No.53		4,983	—	(9)	—	—	4,974
KB Oaktree Trust No.3		8,668	304	916	—	—	9,888
Daehan No.36 Office Asset Management Company		22,482	(25,394)	2,912	—	—	—
Rhinos Premier Mezzanine Private Investment Fund No.1		3,056	(3,048)	(8)	—	—	—
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		62,769	(12,710)	2,738	—	—	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		41,434	(1,142)	(647)	—	—	39,645
SKS-Yozma Fund No.1		3,455	(2,931)	(524)	—	—	—

F-1
8
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KB Distribution Private Real Estate 3-1	~~W~~	25,976	—	(1,897)	—	—	24,079
Pacific Private Investment Trust No.49-1		27,377	—	623	—	—	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(435)	(91)	—	—	8,032
RIFA Real estate private placement fund for normal investoes No. 51		5,731	(294)	(66)	—	—	5,371
Fivetree general private equity fund No.15		12,572	(12,572)	—	—	—	—
Shinhan-Kunicorn first Fund		9,626	—	(202)	—	—	9,424
Shinhan-Quantum Startup Fund		3,986	1,800	(121)	—	—	5,665
Shinhan Simone Fund I		4,837	(991)	(424)	—	—	3,422
Korea Investment develop seed Trust No.1		9,532	(939)	1,552	—	—	10,145
Tiger Green alpha Trust No.29		28,573	(664)	2,083	—	—	29,992
STIC ALT Global II Private Equity Fund		9,504	(217)	554	—	—	9,841
NH-Brain EV Fund		11,125	(12,999)	1,874	—	—	—
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,583	—	(783)	—	—	5,800
Leverent-Frontier 4th Venture PEF		3,294	—	(1,220)	—	—	2,074
Find-Green New Deal 2nd Equity Fund		4,465	—	(141)	—	—	4,324
ShinhanFitrin 1st Technology Business Investment Association		4,519	—	(287)	—	—	4,232
Koramco Private Real Estate Fund 143		6,667	—	2	—	—	6,669
Korea Investment Top Mezzanine Private Real Esate Trust No.1		10,016	(994)	854	—	—	9,876
LB YoungNam Logistics Private Trust No.40		9,782	(600)	443	—	—	9,625
Shinhan-Cognitive Start-up Fund L.P.		5,329	—	(1,120)	—	—	4,209
Cornerstone J&M Fund I		3,488	—	(74)	—	—	3,414
Logisvalley Shinhan REIT Co.,Ltd.		3,598	—	(209)	—	—	3,389
DA Value-Honest New Technology Investment Fund 1		4,099	(2,754)	(1,345)	—	—	—
Shinhan-Ji and Tec Smart Innovation Fund		9,977	2,535	492	—	—	13,004

F-18
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	~~W~~	6,968	—	(210)	—	—	6,758
Korea Investment Green Newdeal Infra Trust No.1		10,257	5,962	(123)	—	—	16,096
BTS 2nd Private Equity Fund		6,342	3,796	21	—	—	10,159
NH-J&-IBKC Label Technology Fund		9,747	—	(101)	—	—	9,646
Hanyang Time Mezzanine Fund		3,012	(300)	(201)	—	—	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		2,261	1,250	405	—	—	3,916
Shinhan-isquare Venture PEF 1		4,286	100	(149)	—	—	4,237
Aurum Goldrush ESG Private Fund No. 1		2,917	—	90	—	—	3,007
Capstone Develop Frontier Trust		7,547	(549)	1,051	—	—	8,049
Nextrade Co., Ltd.		9,700	—	—	—	—	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		4,835	(4,835)	—	—	—	—
Eventus-IBKC LIB Fund		6,632	(7,064)	432	—	—	—
IBKC-Behigh Fund 1st		3,219	—	(59)	—	—	3,160
ON No.1 Private Equity Fund		5,321	—	391	—	—	5,712
Digital New Deal Kappa Private Equity Fund		4,845	—	(98)	—	—	4,747
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,094)	—	—	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	—	(157)	—	—	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(2,170)	1,481	—	—	11,324
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	168	—	—	3,278
TogetherKorea Private Investment Trust No. 6		5,270	—	153	—	—	5,423
TogetherKorea Private Investment Trust No. 7		5,270	—	153	—	—	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		4,180	—	39	—	—	4,219
Penture K-Content Investment Fund		5,622	6,000	(303)	—	—	11,319

F-18
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	~~W~~	7,969	6,413	(914)	—	—	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(526)	544	—	—	5,125
Shinhan-timefolio Bio Development Investment Fund		5,927	6,000	(220)	—	—	11,707
Shinhan M&A-ESG Fund		4,169	2,576	(291)	—	—	6,454
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		10,574	6,609	1,621	—	—	18,804
KDBC meta-enter New Technology investment fund		6,940	—	(143)	—	—	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		4,754	—	(117)	—	—	4,637
Shinhan DS Secondary Investment Fund		7,477	(1,408)	(3,630)	—	—	2,439
Shinhan-openwater pre-IPO Investment Trust 1		4,973	—	693	—	—	5,666
Shinhan-CJ TechInnovation Fund 1st		2,364	2,400	(169)	—	—	4,595
Shinhan-Eco Venture Fund 2nd		3,610	450	(103)	—	—	3,957
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		3,154	3,200	143	—	—	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		9,969	—	295	—	—	10,264
Shinhan HB Wellness 1st Investment Trust		4,992	—	334	—	—	5,326
Korea real Asset Fund No.3		9,315	7,865	(628)	—	—	16,552
PineStreet Global Corporate FoF XIII-2 (NC XI)		721	3,087	(65)	—	—	3,743
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		23,131	(5,596)	(391)	—	—	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		4,536	—	(786)	—	—	3,750
Time Robotics New Technology Investment Trust		3,966	(200)	12	—	—	3,778
Ascent-welcome Tehcnology Investment Trust No.2		8,771	—	(311)	—	—	8,460
Newmain I funds		1,991	—	7,373	—	—	9,364

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Igis General PE Real Estate Investment Trust 517-1	~~W~~	51,736	5,000	(1,834)	—	—	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		3,000	—	32	—	—	3,032
Consus Osansegyo No.2		8,104	—	(95)	—	—	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(7,502)	(320)	—	—	—
Shinhan AIM Private Fund of Fund 9-B		24,018	9,751	2,972	—	—	36,741
Shinhan General Private Real Estate Investment Trust No.3		7,838	18,970	(102)	—	—	26,706
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	—	—	—
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	—	596	—	—	6,590
Happy Pet Life Care New Technology Investment Association No.2		3,456	—	(457)	—	—	2,999
Shinhan-Soo Secondary Investment Association		5,249	12,250	(762)	—	—	16,737
TECHFIN RATINGS Co., Ltd.		—	27,000	(1,390)	—	—	25,610
SONGPA BIZ CLUSTER PFV CO LTD		—	13,700	(336)	—	—	13,364
Planeta PTE LTD		—	11,341	—	—	—	11,341
The E&Shinhan New Growth Up Fund		—	3,600	(82)	—	—	3,518
Shinhan-GB FutureFlow Fund L.P.		—	5,855	(352)	(353)	—	5,150
Credila Financial Services		—	250,270	4,017	8,829	—	263,116
Shinhan Market-Frontier Fund III		—	13,205	(414)	—	—	12,791
DB IPO HighYield Fund 1		—	4,000	278	—	—	4,278
Exponential SQUARE Private Investment Trust No.1		—	6,146	(938)	—	—	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		—	4,549	64	—	—	4,613
IGIS Private Real Estate Investment No.454		—	3,393	(25)	—	—	3,368
IGIS Private Real Estate Investment No.462		—	4,607	(174)	—	—	4,433
BNW Recharge Private Equity Fund		—	6,767	371	—	—	7,138

F-1
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
United Partners Realasset Fund No.14	~~W~~	—	10,000	(2)	—	—	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		—	17,929	48	—	—	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		—	11,996	39	—	—	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		—	13,953	(242)	—	—	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		—	13,955	(217)	—	—	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		—	13,837	(547)	—	—	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		—	5,270	108	—	—	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		—	10,530	395	—	—	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		—	5,270	(218)	—	—	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		—	4,124	73	—	—	4,197
Others		210,518	(9,778)	(17,080)	—	—	183,660

	~~W~~	2,692,031	118,786	(23,822)	9,063	(43,078)	2,752,980

(*)	An impairment loss has been recognized due to accumulated unrealized losses since its initial acquisition.

F-1
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

(c)	The statement of financial information as of and for the years ended December 31, 2023 and 2024 are as follows:

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,937,652	2,675,629	49,330	(17,674)	54,555	36,881
Shinhan-Neoplux Energy Newbiz Fund		72,503	1,883	10,434	4,802	—	4,802
Shinhan-Albatross tech investment Fund		31,296	295	10,919	9,109	383	9,492
KCGI-SingA330-A Private Special Asset Investment Trust		19,299	1	1,579	1,578	—	1,578
VOGO Debt Strategy Qualified IV Private		32,674	15	4,003	1,987	—	1,987
Shinhan -Midas Dong-A Secondary Fund		8,603	—	—	(259)	—	(259)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,511	252	5,702	5,467	—	5,467
Shinhan Praxis K-Growth Global Private Equity Fund		26,097	1	5	2	—	2
Kiwoom Milestone Professional Private Real Estate Trust 19		—	38,867	756	(311)	—	(311)
Shinhan Global Healthcare Fund 1		39	3,507	—	(1)	—	(1)
KB NA Hickory Private Special Asset Fund		64,327	70	4,636	(9,995)	—	(9,995)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		44,606	1,899	1,255	(2,601)	—	(2,601)
KDBC-Midas Dong-A Global contents Fund		18,500	62	71	45	—	45
Shinhan-Nvestor Liquidity Solution Fund		24,720	289	173	(342)	—	(342)
Shinhan AIM FoF Fund 1-A		38,571	29	12,279	4,713	—	4,713
IGIS Global Credit Fund 150-1		17,155	12	2,224	1,586	—	1,586
Korea Omega Project Fund III		15,709	—	148	95	—	95
Genesis North America Power Company No.1 PEF		15,989	1,487	2,904	2,523	—	2,523
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,702	—	42,498	34,779	—	34,779
KOREA FINANCE SECURITY CO., LTD		36,392	14,629	48,995	(1,136)	—	(1,136)

F-1
92

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
MIEL CO., LTD.	~~W~~	422	565	36	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		130,174	373	4,237	(38,058)	—	(38,058)
Kiwoom-Shinhan Innovation Fund I		16,081	373	1,531	(325)	—	(325)
Midas Asset Global CRE Debt Private Fund No.6		138,202	1,352	18,827	15,828	—	15,828
Samchully Midstream Private Placement Special Asset Fund 5-4		77,296	28	15,914	4,186	—	4,186
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,283	10	5,351	5,130	—	5,130
NH-Amundi Global Infrastructure Trust 14		62,431	2	10,567	2,796	—	2,796
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		58,814	38	12,899	4,319	—	4,319
Milestone Private Real Estate Fund 3		54,945	—	5,117	(7,989)	—	(7,989)
Nomura-Rifa Private Real Estate Investment Trust 31		93,950	71,946	1,882	(192)	—	(192)
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,760	6	17,929	13,371	—	13,371
FuturePlay-Shinhan TechInnovation Fund 1		15,922	227	2,392	1,861	—	1,861
Stonebridge Corporate 1st Fund		9,390	—	1,262	1,179	—	1,179
Vogo Realty Partners Private Real Estate Fund V		49,968	86	4,879	1,179	—	1,179
Korea Credit Bureau		129,155	54,287	160,189	19,880	—	19,880
Goduck Gangil1 PFV Co., Ltd.		209,615	192,311	340,451	11,493	—	11,493
SBC PFV Co., Ltd.		472,860	309,802	—	(5,733)	—	(5,733)
NH-amundi global infra private fund 16		102,499	1,195	291	(10,397)	—	(10,397)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,617	—	32,744	19,052	—	19,052
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		35,359	716	29,833	2,504	—	2,504

F-1
9
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Sparklabs-Shinhan Opportunity Fund 1	~~W~~	7,916	9	1,834	848	—	848
IGIS Real-estate Private Investment Trust No.33		91,806	54,428	15,927	2,642	—	2,642
Goduck Gangil10 PFV Co., Ltd.		129,399	103,864	158,905	9,272	—	9,272
Fidelis Global Private Real Estate Trust No.2		745	52	—	(9)	—	(9)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		170,567	1,159	1,097	37	—	37
Shinhan Global Healthcare Fund 2		31	183	1	(2)	—	(2)
Shinhan AIM Real Estate Fund No.2		90,066	1,140	19,579	4,783	—	4,783
Shinhan AIM Real Estate Fund No.1		247,193	296	89,979	3,070	—	3,070
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		158,010	55	18,673	13,942	—	13,942
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		69,059	361	2,753	2,583	—	2,583
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,554	31	2,926	750	—	750
Korea Omega-Shinhan Project Fund I		23,261	—	3,356	3,216	—	3,216
Samsung SRA Real Estate Professional Private 45		128,943	3,215	13	(44)	—	(44)
IBK Global New Renewable Energy Special Asset Professional Private2		111,460	36	16,458	(9,724)	—	(9,724)
VS Cornerstone Fund		8,094	127	—	(133)	—	(133)
NH-Amundi US Infrastructure Private Fund2		114,783	45	60,166	8,411	—	8,411
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,797	85	9,439	1,137	—	1,137
Kakao-Shinhan 1st TNYT Fund		40,992	134	77	(3,012)	—	(3,012)

F-1
9
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Pacific Private Placement Real Estate Fund No.40	~~W~~	145,871	98,869	4,152	3,031	—	3,031
Mastern Private Real Estate Loan Fund No.2		9,081	24	1,049	989	—	989
LB Scotland Amazon Fulfillment Center Fund 29		44,187	93	7,071	4,339	—	4,339
JR AMC Hungary Budapest Office Fund 16		40,697	1,742	8,394	3,081	—	3,081
EDNCENTRAL Co.,Ltd.		120,947	163,105	657	(18,592)	—	(18,592)
Future-Creation Neoplux Venture Capital Fund		20,097	3,601	6,093	(4,198)	—	(4,198)
Gyeonggi-Neoplux Superman Fund		24,409	1,174	2,874	(1,889)	—	(1,889)
NewWave 6th Fund		46,704	984	5,322	585	—	585
Neoplux No.3 Private Equity Fund		195,669	5,877	24,125	(14,695)	—	(14,695)
PCC Amberstone Private Equity Fund I		82,150	2,509	13,537	4,144	—	4,144
KIAMCO POWERLOAN TRUST 4TH		95,224	15	8,657	8,193	—	8,193
Mastern Opportunity Seeking Real Estate Fund II		59,113	—	11,061	11,043	—	11,043
Neoplux Market-Frontier Secondary Fund		53,425	597	17,711	708	—	708
Harvest Private Equity Fund II		13,718	217	119	(613)	—	(613)
Synergy Green New Deal 1st New Technology Business Investment Fund		36,618	—	764	(610)	—	(610)
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,693	21	2,644	658	—	658
SHINHAN-NEO Core Industrial Technology Fund		27,494	123	8,970	8,456	—	8,456
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,888	34	3,376	2,913	—	2,913
SIMONE Mezzanine Fund No.3		4,179	3	2,625	521	—	521
Eum Private Equity Fund No.7		43,658	6	632	(19)	—	(19)
Kiwoom Hero No.4 Private Equity Fund		16,580	228	356	(356)	—	(356)
Vogo Canister Professional Trust Private Fund I		249,535	124,697	19,630	7,122	—	7,122

F-1
9
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Timefolio The Venture-V second	~~W~~	28,125	135	8,764	8,226	—	8,226
Shinhan Smilegate Global PEF I		30,053	3,305	14	(477)	—	(477)
Genesis Eco No.1 PEF		38,676	—	1	(686)	—	(686)
SHINHAN-NEO Market-Frontier 2nd Fund		78,108	1,596	4,660	(14,099)	—	(14,099)
NH-Synergy Core Industrial New Technology Fund		17,437	—	1,813	168	—	168
J& Moorim Jade Investment Fund		19,829	57	1,054	1,097	—	1,097
Helios-KDBC Digital Contents 1st		9,785	85	19	1,535	—	1,535
Ulmus SHC innovation investment fund		23,060	—	2,967	2,734	—	2,734
T Core Industrial Technology 1st Venture PEF		13,541	22	216	(874)	—	(874)
Fine Value POST IPO No.5 Private Equity Fund		9,441	26	3,921	3,740	—	3,740
TI First Property Private Investment Trust 1		7,773	17	1,353	445	—	445
MPLUS Professional Private Real Estate Fund 25		11,946	6,286	—	(4,495)	—	(4,495)
IBKC Global Contents Investment Fund		19,634	359	1,127	611	—	611
Hanyang-Meritz 1 Fund		13,202	—	1,093	903	—	903
Kiwoom-Shinhan Innovation Fund 2		21,555	170	5,952	5,431	—	5,431
ETRI Holdings-Shinhan 1st Unicorn Fund		6,590	—	6	(199)	—	(199)
SJ ESG Innovative Growth Fund		14,693	—	127	4	—	4
AVES 1st Corporate Recovery Private Equity Fund		6,331	72	—	(380)	—	(380)
JS Shinhan Private Equity Fund		123,099	—	8	(1,470)	—	(1,470)
Daishin Newgen New Technology Investment Fund 1st		12,044	25	907	747	—	747
META ESG Private Equity Fund I		21,063	—	31	(314)	—	(314)
PHAROS DK FUND		10,179	21	838	165	—	165
Shinhan VC tomorrow venture fund 1		114,834	730	3,462	147	—	147
H-IOTA Fund		38,721	338	966	564	—	564
Stonebridge-Shinhan Unicorn Secondary Fund		28,551	—	3	(6,069)	—	(6,069)
Tres-Yujin Trust		20,820	102	712	710	—	710

F-1
9
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan-Time mezzanine blind Fund	~~W~~	28,243	—	2,237	1,617	—	1,617
Capstone REITs No.26		46,661	35,161	9,371	4,395	—	4,395
JB Incheon-Bucheon REITS No.54		12,667	5	—	(27)	—	(27)
Hankook Smart Real Asset Investment Trust No.3		23,032	26	2,052	2,026	—	2,026
JB Hwaseong-Hadong REITs No.53		16,065	5	1	(27)	—	(27)
KB Oaktree Trust No.3		26,012	8	6,097	2,502	—	2,502
Daehan No.36 Office Asset Management Company		153,846	107,055	6,232	882	—	882
Rhinos Premier Mezzanine Private Investment Fund No.1		10,965	20	98	83	—	83
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		211,192	59	11,320	6,949	—	6,949
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		166,822	84	8,934	3,328	—	3,328
SKS-Yozma Fund No.1		12,315	740	4,529	3,337	—	3,337
KB Distribution Private Real Estate 3-1		69,558	289	67	42	—	42
Pacific Private Investment Trust No.49-1		40,024	5,491	—	(437)	—	(437)
KIWOOM Real estate private placement fund for normal investors No. 31		14,278	14	—	(16)	—	(16)
RIFA Real estate private placement fund for normal investoes No. 51		14,358	29	1	(16)	—	(16)
Fivetree general private equity fund No.15		25,184	29	817	788	—	788
Shinhan-Kunicorn first Fund		25,126	—	9	(534)	—	(534)
Shinhan-Quantum Startup Fund		8,105	—	40	(270)	—	(270)
Shinhan Simone Fund I		12,582	4	311	107	—	107
Korea Investment develop seed Trust No.1		24,168	338	582	478	—	478
Tiger Green alpha Trust No.29		30,054	51	2,634	2,473	—	2,473
STIC ALT Global II Private Equity Fund		43,848	130	5	(630)	—	(630)

F-19
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
NH-Brain EV Fund	~~W~~	44,499	—	4	(1,868)	—	(1,868)
DDI LVC Master Real Estate Investment Trust Co., Ltd.		43,817	8	—	(1,809)	—	(1,809)
Leverent-Frontier 4th Venture PEF		13,792	—	1,530	1,380	—	1,380
Find-Green New Deal 2nd Equity Fund		19,779	—	2	(190)	—	(190)
ShinhanFitrin 1st Technology Business Investment Association		28,025	73	3,160	2,758	—	2,758
Koramco Private Real Estate Fund 143		22,026	23	11	2	—	2
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,815	740	5,900	5,849	—	5,849
LB YoungNam Logistics Private Trust No.40		39,139	10	2,561	2,538	—	2,538
Shinhan-Cognitive Start-up Fund L.P.		16,518	254	2,557	2,197	—	2,197
Cornerstone J&M Fund I		13,129	47	3	(274)	—	(274)
Logisvalley Shinhan REIT Co.,Ltd.		78,925	56,307	4,840	(1,017)	—	(1,017)
DA Value-Honest New Technology Investment Fund 1		17,329	—	10,911	10,910	—	10,910
Shinhan-Ji and Tec Smart Innovation Fund		19,954	—	21	(820)	—	(820)
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		14,318	382	6	(416)	—	(416)
Korea Investment Green Newdeal Infra Trust No.1		36,689	21	52	21	—	21
BTS 2nd Private Equity Fund		25,136	742	101	(1,116)	—	(1,116)
Shinhan Global Active REIT Co. Ltd.		191,211	97,944	—	(766)	—	(766)
NH-J&-IBKC Label Technology Fund		35,347	294	13	(428)	—	(428)
Hanyang Time Mezzanine Fund		10,543	—	127	43	—	43
Shinhan-isquare Venture PEF 1		10,741	25	3	(528)	—	(528)
Capstone Develop Frontier Trust		35,305	83	5,942	5,859	—	5,859
Nextrade Co., Ltd.		140,424	19,174	6,626	(8,432)	—	(8,432)

F-19
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SH 1.5years Maturity Investment Type Security Investment Trust No.2	~~W~~	17,814	1,200	908	798	—	798
Eventus-IBKC LIB Fund		30,326	8	3,215	2,729	—	2,729
IBKC-Behigh Fund 1st		10,829	—	31	(165)	—	(165)
ON No.1 Private Equity Fund		18,625	—	125	(144)	—	(144)
Digital New Deal Kappa Private Equity Fund		19,576	—	1	(408)	—	(408)
IBKCJS New Technology Fund No.1		20,842	—	4,123	3,842	—	3,842
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		47,055	—	3	(945)	—	(945)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,082	35	5,917	3,496	—	3,496
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,248	19	247	228	—	228
TogetherKorea Private Investment Trust No. 6		5,273	1	223	218	—	218
TogetherKorea Private Investment Trust No. 7		5,273	1	223	218	—	218
Kiwoom Core Industrial Technology Investment Fund No.3		12,058	29	592	518	—	518
Penture K-Content Investment Fund		25,938	338	196	(1,721)	—	(1,721)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		26,684	121	785	438	—	438
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,806	15	1,007	992	—	992
Shinhan-timefolio Bio Development Investment Fund		12,420	170	23	(150)	—	(150)
Shinhan M&A-ESG Fund		18,154	285	31	(791)	—	(791)
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		37,231	41	3,710	3,548	—	3,548

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
KDBC meta-enter New Technology investment fund	~~W~~	24,889	2	—	(215)	—	(215)
Shinhan Time Secondary Blind New Technology Investment Trust		10,009	—	50	9	—	9
Shinhan DS Secondary Investment Fund		18,709	15	14,179	14,156	—	14,156
Shinhan-openwater pre-IPO Investment Trust 1		9,947	—	2	(55)	—	(55)
Shinhan-Eco Venture Fund 2nd		9,067	42	1	(100)	—	(100)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		7,885	—	65	(115)	—	(115)
Hantoo Shinhan Lake K-beauty Technology Investment Trust		43,417	—	1	(133)	—	(133)
Shinhan HB Wellness 1st Investment Trust		10,285	—	17	(17)	—	(17)
Korea real Asset Fund No.3		32,625	20	170	(193)	—	(193)
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		278,662	205,204	3,943	(650)	—	(650)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		20,175	444	2,875	2,331	—	2,331
Time Robotics New Technology Investment Trust		13,284	—	—	(114)	—	(114)
Ascent-welcome Tehcnology Investment Trust No.2		31,722	—	2	(828)	—	(828)
Igis General PE Real Estate Investment Trust 517-1		54,015	289	—	(274)	—	(274)
Consus Osansegyo No.2		16,209	—	24	22	—	22
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		123,657	99,729	1,285	(2,073)	—	(2,073)
Shinhan AIM Private Fund of Fund 9-B		96,124	51	9,992	3,928	—	3,928
Shinhan General Private Real Estate Investment Trust No.3		38,175	410	591	564	—	564
NH Absolute Project L General Private Investment Trust		18,863	65	7	1,556	—	1,556

F-
200

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Paros Kosdaq Venture General Private Investment Trust No. 5	~~W~~	8,998	3	5	(9)	—	(9)
Happy Pet Life Care New Technology Investment Association No.2		11,868	347	1,868	1,520	—	1,520
Shinhan-Soo Secondary Investment Association		6,764	—	—	(1)	—	(1)

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

F-
201

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,714,143	2,471,042	57,764	(22,798)	3,917	(18,881)
Shinhan-Neoplux Energy Newbiz Fund		52,550	6,398	26,255	1,591	—	1,591
Shinhan-Albatross tech investment Fund		17,575	229	17,168	(1,666)	—	(1,666)
VOGO Debt Strategy Qualified IV Private		18,573	8	5,810	3,229	—	3,229
Shinhan-Midas Donga Secondary Fund		6,304	—	868	(797)	—	(797)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,244	157	30,591	17,828	—	17,828
Shinhan Praxis K-Growth Global Private Equity Fund		26,087	6	18	(14)	—	(14)
Kiwoom Milestone Professional Private Real Estate Trust 19		—	39,013	6,701	3,188	—	3,188
Shinhan Global Healthcare Fund 1		39	4,925	—	(1)	—	(1)
KB NA Hickory Private Special Asset Fund		51,721	5,072	15,337	(1,158)	—	(1,158)
Koramco Europe Core Private Placement Real Estate Fund No.2-2		17,260	1,779	(1,381)	(10,599)	—	(10,599)
KDBC-Midas Dong-A Global contents Fund		11,416	62	4	(7,080)	—	(7,080)
Shinhan-Nvestor Liquidity Solution Fund		20,841	270	2,354	1,236	—	1,236
Shinhan AIM FoF Fund 1-A		39,244	30	12,872	5,353	—	5,353
IGIS Global Credit Fund 150-1		19,966	12	5,917	5,008	—	5,008
Genesis North America Power Company No.1 PEF		15,514	—	7,299	7,018	—	7,018
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,375	81	28,764	28,406	—	28,406
KOREA FINANCE SECURITY CO., LTD		36,984	13,230	46,929	1,991	—	1,991
MIEL CO.,LTD.		423	565	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		165,492	885	(88,843)	(152,566)	—	(152,566)

F-
2
02

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Kiwoom-Shinhan Innovation Fund I	~~W~~	16,166	209	469	253	—	253
Samchully Midstream Private Placement Special Asset Fund 5-4		94,792	30	22,021	9,371	—	9,371
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*1)		10	—	151	146	—	146
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,045	23	11,969	2,925	—	2,925
Milestone Private Real Estate Fund 3		59,637	—	1,297	(10,711)	—	(10,711)
Nomura-Rifa Private Real Estate Investment Trust 31		92,219	71,961	43,830	32,959	—	32,959
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		11,845	6	1,183	1,265	—	1,265
FuturePlay-Shinhan TechInnovation Fund 1		11,855	285	2,219	(1,648)	—	(1,648)
Stonebridge Corporate 1st Fund		9,016	1	—	(373)	—	(373)
Vogo Realty Partners Private Real Estate Fund V		49,374	96	5,403	(6,973)	—	(6,973)
Korea Credit Bureau		153,079	68,920	172,186	9,791	—	9,791
Goduck Gangil1 PFV Co., Ltd.		9,794	542	85,798	6,326	—	6,326
SBC PFV Co., Ltd.		1,315,956	1,125,532	4	(7,622)	—	(7,622)
NH-amundi global infra private fund 16		72,552	6,617	84,498	38,998	—	38,998
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	—	3,086	17,396	—	17,396
Sparklabs-Shinhan Opportunity Fund 1		5,505	—	25	(2,405)	—	(2,405)
IGIS Real-estate Private Investment Trust No.33		93,113	54,852	5,709	2,863	—	2,863
Goduck Gangil10 PFV Co., Ltd.		31,122	144	59,353	6,350	—	6,350
Fidelis Global Private Real Estate Trust No.2		748	57	(1)	(2)	—	(2)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		145,170	59,302	(7,077)	(10,179)	—	(10,179)
Shinhan Healthcare Fund 2		31	183	1	—	—	—

F-
20
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan AIM Real Estate Fund No.2	~~W~~	6,641	1,461	123,427	(89,613)	—	(89,613)
Shinhan AIM Real Estate Fund No.1		14,604	877	164,469	(245,607)	—	(245,607)
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,396	52	22,204	25,277	—	25,277
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,611	426	11,878	6,489	—	6,489
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,106	29	2,581	2,283	—	2,283
Korea Omega-Shinhan Project Fund I		38,945	—	19,657	19,599	—	19,599
Samsung SRA Real Estate Professional Private 45		139,222	18,119	(11,232)	(11,358)	—	(11,358)
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	—	(4,160)	(32,244)	—	(32,244)
VS Cornerstone Fund		8,085	254	—	(134)	—	(134)
NH-Amundi US Infrastructure Private Fund2		2,100	1	107	6,423	—	6,423
Kakao-Shinhan 1st TNYT Fund		48,793	96	12,387	7,840	—	7,840
Pacific Private Placement Real Estate Fund No.40		145,794	98,798	4,270	3,022	—	3,022
Mastern Private Real Estate Loan Fund No.2		3,977	14	627	590	—	590
LB Scotland Amazon Fulfillment Center Fund 29		29,223	227	3,917	(16,566)	—	(16,566)
JR AMC Hungary Budapest Office Fund 16		42,031	1,543	858	858	—	858
EDNCENTRAL Co.,Ltd.		122,357	200,291	(35,285)	(70,591)	—	(70,591)
Gyeonggi-Neoplux Superman Fund		20,711	1,697	716	(4,218)	—	(4,218)
NewWave 6th Fund		36,572	878	9,185	(5,276)	—	(5,276)

F-
20
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Neoplux No.3 Private Equity Fund	~~W~~	129,055	7,532	1,307	(64,247)	—	(64,247)
PCC Amberstone Private Equity Fund I		67,099	—	17,359	12,898	—	12,898
KIAMCO POWERLOAN TRUST 4TH		102,831	13	8,143	12,529	—	12,529
Mastern Opportunity Seeking Real Estate Fund II		25,087	1,362	12,764	(13,478)	—	(13,478)
Neoplux Market-Frontier Secondary Fund		41,423	2	13,712	8,889	—	8,889
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	—	2,578	2,180	—	2,180
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,267	62	4,527	1,697	—	1,697
SHINHAN-NEO Core Industrial Technology Fund		16,704	400	21,363	7,522	—	7,522
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,396	31	3,173	2,973	—	2,973
Eum Private Equity Fund No.7		43,608	4	2,427	1,857	—	1,857
Kiwoom Hero No.4 Private Equity Fund		19,934	—	3,624	4,042	—	4,042
AJ-KOSNET Semicon One Venture Fund		14,576	122	1,827	1,613	—	1,613
Timefolio The Venture-V second		6,589	3	2,744	31	—	31
Shinhan Smilegate Global PEF I		27,798	475	(18,714)	(19,824)	—	(19,824)
Genesis Eco No.1 PEF		38,654	469	—	(490)	—	(490)
SHINHAN-NEO Market-Frontier 2nd Fund		65,802	1,402	11,931	691	—	691
J& Moorim Jade Investment Fund		21,508	—	1,862	1,740	—	1,740
Ulmus SHC innovation investment fund		17,910	—	207	(366)	—	(366)
T Core Industrial Technology 1st Venture PEF		9,541	23	206	(2,800)	—	(2,800)
TI First Property Private Investment Trust 1		7,776	21	4,139	507	—	507

F-
20
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Kiwoom-Shinhan Innovation Fund 2	~~W~~	23,991	129	429	(200)	—	(200)
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	—	7	(197)	—	(197)
SJ ESG Innovative Growth Fund		10,941	39	1	(3,791)	—	(3,791)
AVES 1st Corporate Recovery Private Equity Fund		6,131	194	—	(321)	—	(321)
Reverent-Shinhan Vista Fund		25,415	—	6,002	5,629	—	5,629
JS Shinhan Private Equity Fund		165,748	1	(39,164)	(40,720)	—	(40,720)
META ESG Private Equity Fund I		20,742	—	23	(321)	—	(321)
Shinhan VC tomorrow venture fund 1		180,741	2,474	19,038	(467)	—	(467)
H-IOTA Fund		38,306	517	10,346	10,044	—	10,044
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	—	71	(6)	—	(6)
Tres-Yujin Trust		26,264	202	5,347	5,344	—	5,344
Shinhan-Time mezzanine blind Fund		32,851	—	4,901	4,613	—	4,613
Capstone REITs No.26		51,536	40,798	914	(761)	—	(761)
JB Incheon-Bucheon REITS No.54		12,639	5	—	(29)	—	(29)
Hankook Smart Real Asset Investment Trust No.3		18,083	66	—	(4,986)	—	(4,986)
JB Hwaseong-Hadong REITs No.53		16,034	5	—	(29)	—	(29)
KB Oaktree Trust No.3		29,674	9	7,074	2,749	—	2,749
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,733	143	12,600	9,210	—	9,210
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,621	83	6,948	(2,604)	—	(2,604)
KB Distribution Private Real Estate 3-1		64,261	50	5,118	5,118	—	5,118
Pacific Private Investment Trust No.49-1		40,988	5,671	(1,819)	(2,852)	—	(2,852)
KIWOOM Real estate private placement fund for normal investors No. 31		13,403	17	1,669	1,604	—	1,604

F-
20
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
RIFA Real estate private placement fund for normal investoes No. 51	~~W~~	13,461	33	153	140	—	140
Shinhan-Kunicorn first Fund		24,603	7	7	(527)	—	(527)
Shinhan-Quantum Startup Fund		11,519	—	61	(246)	—	(246)
Shinhan Simone Fund I		8,901	3	206	(1,098)	—	(1,098)
Korea Investment develop seed Trust No.1		25,407	45	3,987	3,881	—	3,881
Tiger Green alpha Trust No.29		31,545	53	2,345	2,187	—	2,187
STIC ALT Global II Private Equity Fund		45,398	129	3,073	2,548	—	2,548
DDI LVC Master Real Estate Investment Trust Co., Ltd.		38,594	8	(60)	(5,340)	—	(5,340)
Leverent-Frontier 4th Venture PEF		8,758	75	—	(5,109)	—	(5,109)
Find-Green New Deal 2nd Equity Fund		19,201	47	28	(625)	—	(625)
ShinhanFitrin 1st Technology Business Investment Association		26,243	68	2,869	2,445	—	2,445
Koramco Private Real Estate Fund 143		22,055	44	15	7	—	7
Korea Investment Top Mezzanine Private Real Esate Trust No.1		44,605	165	3,876	3,845	—	3,845
LB YoungNam Logistics Private Trust No.40		38,510	10	1,794	1,771	—	1,771
Shinhan-Cognitive Start-up Fund L.P.		12,844	—	4,046	2,657	—	2,657
Cornerstone J&M Fund I		12,849	47	1	(278)	—	(278)
Logisvalley Shinhan REIT Co.,Ltd.		78,877	55,563	3,872	(1,031)	—	(1,031)
Shinhan-Ji and Tec Smart Innovation Fund		26,008	—	1,395	984	—	984
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		13,899	383	8	(420)	—	(420)
Korea Investment Green Newdeal Infra Trust No.1		57,567	25	—	(441)	—	(441)
BTS 2nd Private Equity Fund		39,434	359	527	81	—	81

F-2
0
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
NH-J&-IBKC Label Technology Fund	~~W~~	35,111	425	6	(363)	—	(363)
Hanyang Time Mezzanine Fund		8,790	—	270	(703)	—	(703)
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	—	815	810	—	810
Shinhan-isquare Venture PEF 1		10,655	63	—	(372)	—	(372)
Aurum Goldrush ESG Private Fund No. 1		10,629	16	332	316	—	316
Capstone Develop Frontier Trust		37,644	81	4,987	4,906	—	4,906
Nextrade Co., Ltd.		123,829	2,579	(12,517)	(34,855)	—	(34,855)
IBKC-Behigh Fund 1st		10,629	—	26	(198)	—	(198)
ON No.1 Private Equity Fund		19,991	—	1,628	1,369	—	1,369
Digital New Deal Kappa Private Equity Fund		19,178	—	—	(396)	—	(396)
IBKCJS New Technology Fund No.1		8,901	—	2,523	(3,720)	—	(3,720)
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	—	9	(753)	—	(753)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,658	24	9,617	5,184	—	5,184
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,390	19	244	224	—	224
TogetherKorea Private Investment Trust No. 6		5,425	1	150	147	—	147
TogetherKorea Private Investment Trust No. 7		5,425	1	150	147	—	147
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	—	239	112	—	112
Penture K-Content Investment Fund		57,553	337	505	(1,532)	—	(1,532)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		45,013	119	43	(3,047)	—	(3,047)
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,852	15	1,524	1,469	—	1,469

F-20
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan-timefolio Bio Development Investment Fund	~~W~~	24,659	464	32	(458)	—	(458)
Shinhan M&A-ESG Fund		27,661	1	137	(1,245)	—	(1,245)
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		103,444	37,314	21,731	5,701	—	5,701
KDBC meta-enter New Technology investment fund		24,375	2	1	(513)	—	(513)
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	—	133	(246)	—	(246)
Shinhan DS Secondary Investment Fund		5,047	152	(653)	(9,219)	—	(9,219)
Shinhan-openwater pre-IPO Investment Trust 1		11,337	5	1,873	1,386	—	1,386
Shinhan-CJ TechInnovation Fund 1st		11,488	—	66	(422)	—	(422)
Shinhan-Eco Venture Fund 2nd		9,935	42	—	(257)	—	(257)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		16,243	—	835	358	—	358
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	—	1,878	1,284	—	1,284
Shinhan HB Wellness 1st Investment Trust		10,971	—	808	688	—	688
Korea real Asset Fund No.3		58,401	468	—	(2,198)	—	(2,198)
PineStreet Global Corporate FoF XIII-2 (NC XI)		3,748	5	173	(47)	—	(47)
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		271,916	206,529	16,409	(614)	—	(614)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	—	11	(3,419)	—	(3,419)
Time Robotics New Technology Investment Trust		12,651	—	240	40	—	40
Ascent-welcome Tehcnology Investment Trust No.2		30,597	—	16	(1,125)	—	(1,125)
Newmain I funds		25,757	3	25,313	20,278	—	20,278
Igis General PE Real Estate Investment Trust 517-1		57,074	346	11	(1,983)	—	(1,983)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SH Ulmus M.P.E. Innovative Venture Fund 7	~~W~~	10,612	—	250	112	—	112
Consus Osansegyo No.2		16,024	6	284	282	—	282
Shinhan AIM Private Fund of Fund 9-B		147,033	70	25,619	11,888	—	11,888
Shinhan General Private Real Estate Investment Trust No.3		130,731	2,057	5,557	(491)	—	(491)
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	—	916	2,087	—	2,087
Happy Pet Life Care New Technology Investment Association No.2		9,997	—	—	(1,523)	—	(1,523)
Shinhan-Soo Secondary Investment Association		21,567	—	77	(982)	—	(982)
TECHFIN RATINGS Co., Ltd.		32,223	4,000	170	(3,089)	—	(3,089)
SONGPA BIZ CLUSTER PFV CO LTD		909,499	860,724	—	(1,225)	—	(1,225)
Planeta PTE LTD		36,088	2,061	1,677	3,354	—	3,354
The E&Shinhan New Growth Up Fund		7,035	—	16	(163)	—	(163)
Shinhan-GB FutureFlow Fund L.P.		8,951	99	(98)	(801)	—	(801)
Credila Financial Services		6,597,497	5,362,148	188,931	36,768	—	36,768
Shinhan Market-Frontier Fund III		29,058	—	89	(940)	—	(940)
DB IPO HighYield Fund 1		14,974	—	970	846	—	846
Exponential SQUARE Private Investment Trust No.1		10,233	18	3,365	220	—	220
Fine North America Credit Private Mixed Asset Investment Trust 22		8,610	769	1,062	401	—	401
IGIS Private Real Estate Investment No.454		14,022	12	95	81	—	81
IGIS Private Real Estate Investment No.462		6,445	39	223	176	—	176
BNW Recharge Private Equity Fund		33,918	133	2,050	1,755	—	1,755
United Partners Realasset Fund No.14		30,026	32	206	(6)	—	(6)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		1,758,651	1,399,238	78,021	30,627	—	30,627

F-2
10

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13	~~W~~	1,186,406	945,673	50,564	19,152	—	19,152
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		1,086,016	811,622	37,721	19,563	—	19,563
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		1,085,298	810,379	36,610	18,667	—	18,667
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		1,084,569	818,607	42,410	24,595	—	24,595
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		525,649	418,113	2,206	(155)	—	(155)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		1,045,465	826,940	(1,922)	(4,905)	—	(4,905)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		523,914	422,896	5,962	5,122	—	5,122
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,870	109	7,131	3,895	—	3,895

(*)	Excluded the financial information of associates that are not subject to equity method due to disposal or of which the financial information is not available as of end of the year.

F-2
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

(d)	Reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2023 and 2024 are as follows:

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	262,022	14.99	39,277	(5)	—	39,272
Shinhan-Neoplux Energy Newbiz Fund		70,619	31.66	22,358	—	—	22,358
Shinhan-Albatross tech investment Fund		31,000	50.00	15,499	—	—	15,499
KCGI-SingA330-A Private Special Asset Investment Trust		19,297	23.89	4,609	—	—	4,609
VOGO Debt Strategy Qualified IV Private		32,658	20.00	6,532	—	—	6,532
Shinhan -Midas Dong-A Secondary Fund		8,602	50.00	4,301	—	—	4,301
ShinHan – Soo Young Entrepreneur Investment Fund No.1		20,258	24.00	4,862	—	—	4,862
Shinhan Praxis K-Growth Global Private Equity Fund		26,095	14.15	3,692	—	—	3,692
Kiwoom Milestone Professional Private Real Estate Trust 19 (*2)		(38,868)	50.00	(19,434)	—	19,434	—
Shinhan Global Healthcare Fund 1 (*2)		(3,469)	4.41	(153)	—	153	—
KB NA Hickory Private Special Asset Fund		64,256	37.50	24,096	—	—	24,096
Koramco Europe Core Private Placement Real Estate Fund No.2-2		42,706	44.02	18,799	—	—	18,799
KDBC-Midas Dong-A Global contents Fund		18,437	23.26	4,288	—	—	4,288
Shinhan-Nvestor Liquidity Solution Fund		24,430	24.92	6,088	—	—	6,088
Shinhan AIM FoF Fund 1-A		38,541	25.00	9,635	—	—	9,635
IGIS Global Credit Fund 150-1		17,142	25.00	4,286	—	—	4,286
Korea Omega Project Fund III		15,708	23.53	3,696	—	—	3,696
Genesis North America Power Company No.1 PEF		14,501	43.84	6,358	—	—	6,358
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		174,701	23.33	40,764	—	—	40,764
KOREA FINANCE SECURITY CO., LTD		21,762	14.91	3,245	—	—	3,245
MIEL CO.,LTD. (*2)		(144)	28.77	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		129,800	35.73	46,372	—	—	46,372
Kiwoom-Shinhan Innovation Fund I		15,707	50.00	7,854	—	—	7,854
Midas Asset Global CRE Debt Private Fund No.6		136,849	40.10	54,881	—	—	54,881
Samchully Midstream Private Placement Special Asset Fund 5-4		77,267	42.92	33,163	—	—	33,163
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.3		36,272	20.00	7,254	—	—	7,254
NH-Amundi Global Infrastructure Trust 14		62,428	30.00	18,728	—	—	18,728

F-2
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	~~W~~	58,775	60.00	35,265	—	—	35,265
Milestone Private Real Estate Fund 3		54,944	32.06	17,615	—	—	17,615
Nomura-Rifa Private Real Estate Investment Trust 31		22,003	31.31	6,889	—	—	6,889
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		14,753	21.27	3,138	—	—	3,138
FuturePlay-Shinhan Tech Innovation Fund 1		15,694	50.00	7,847	—	—	7,847
Stonebridge Corporate 1 st Fund		9,389	44.12	4,142	—	—	4,142
Vogo Realty Partners Private Real Estate Fund V		49,881	21.64	10,792	—	—	10,792
Korea Credit Bureau		74,867	9.00	6,738	—	—	6,738
Goduck Gangil1 PFV Co., Ltd.		17,303	1.04	180	—	—	180
SBC PFV Co., Ltd. (*3)		163,057	25.00	40,764	—	(9,990)	30,774
NH-amundi global infra private fund 16		101,303	50.00	50,652	—	—	50,652
SH BNCT Professional Investment Type Private Special Asset Investment Trust		337,616	72.50	244,772	—	—	244,772
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		34,642	52.28	18,110	—	—	18,110
Sparklabs-Shinhan Opportunity Fund 1		7,906	49.50	3,914	—	—	3,914
IGIS Real-estate Private Investment Trust No.33		37,377	40.86	15,271	—	—	15,271
Goduck Gangil10 PFV Co., Ltd.		25,534	19.90	5,081	—	—	5,081
Fidelis Global Private Real Estate Trust No.2		692	79.63	551	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		169,407	28.70	48,619	—	—	48,619
Shinhan Healthcare Fund 2 (*2)		(153)	13.68	(21)	—	21	—
Shinhan AIM Real Estate Fund No.2		88,925	30.00	26,678	—	—	26,678
Shinhan AIM Real Estate Fund No.1		246,896	21.01	51,873	—	—	51,873
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		157,954	22.02	34,781	—	—	34,781
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		68,697	29.19	20,053	—	—	20,053
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		24,522	71.43	17,516	—	—	17,516
Korea Omega-Shinhan Project Fund I		23,260	50.00	11,630	—	—	11,630
Samsung SRA Real Estate Professional Private 45		125,727	25.00	31,432	—	—	31,432

F-2
1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
IBK Global New Renewable Energy Special Asset Professional Private2	~~W~~	111,423	28.98	32,296	—	—	32,296
VS Cornerstone Fund		7,966	41.18	3,280	—	—	3,280
NH-Amundi US Infrastructure Private Fund2		114,737	25.91	29,725	—	—	29,725
SH Japan Photovoltaic Private Special Asset Investment Trust No.2		7,711	30.00	2,313	—	—	2,313
Kakao-Shinhan 1 st TNYT Fund		40,857	48.62	19,866	—	—	19,866
Pacific Private Placement Real Estate Fund No.40		47,001	24.73	11,624	—	—	11,624
Mastern Private Real Estate Loan Fund No.2		9,056	33.57	3,040	—	—	3,040
LB Scotland Amazon Fulfillment Center Fund 29		44,093	70.14	30,928	—	—	30,928
JR AMC Hungary Budapest Office Fund 16		38,954	32.57	12,687	—	—	12,687
EDNCENTRAL Co., Ltd. (*2)		(42,159)	13.47	(5,677)	—	5,677	—
Future-Creation Neoplux Venture Capital Fund		16,495	16.25	2,680	—	—	2,680
Gyeonggi-Neoplux Superman Fund		23,234	21.76	5,056	—	—	5,056
NewWave 6 th Fund		45,719	30.00	13,716	—	—	13,716
Neoplux No.3 Private Equity Fund		189,791	10.00	18,979	—	—	18,979
PCC Amberstone Private Equity Fund I		79,640	21.67	17,258	—	—	17,258
KIAMCO POWERLOAN TRUST 4 th		95,208	47.37	45,099	—	—	45,099
Mastern Opportunity Seeking Real Estate Fund II		59,112	22.22	13,135	—	—	13,135
Neoplux Market-Frontier Secondary Fund		52,827	19.74	10,427	—	—	10,427
Harvest Private Equity Fund II		13,500	22.06	2,978	—	—	2,978
Synergy Green New Deal 1 st New Technology Business Investment Fund		36,617	28.17	10,315	—	—	10,315
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,671	50.00	6,836	—	—	6,836
SHINHAN-NEO Core Industrial Technology Fund		27,370	49.75	13,616	—	—	13,616
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		77,853	30.00	23,356	—	—	23,356
SIMONE Mezzanine Fund No.3		4,175	28.78	1,202	—	—	1,202
Eum Private Equity Fund No.7		43,651	21.00	9,166	—	—	9,166
Kiwoom Hero No.4 Private Equity Fund		16,351	21.05	3,442	—	—	3,442
Vogo Canister Professional Trust Private Fund I		124,837	36.74	45,871	—	—	45,871
Timefolio The Venture-V second		27,989	20.73	5,801	—	—	5,801
Shinhan Smilegate Global PEF I		26,747	14.21	3,801	—	—	3,801
Genesis Eco No.1 PEF		38,675	29.01	11,219	—	—	11,219

F-2
1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
SHINHAN-NEO Market-Frontier 2 nd Fund	~~W~~	76,511	42.70	32,670	—	—	32,670
NH-Synergy Core Industrial New Technology Fund		17,436	36.93	6,439	—	—	6,439
J& Moorim Jade Investment Fund		19,771	24.89	4,920	—	—	4,920
Helios-KDBC Digital Contents 1 st		9,699	23.26	2,256	—	—	2,256
Ulmus SHC innovation investment fund		23,059	24.04	5,543	—	—	5,543
T Core Industrial Technology 1 st Venture PEF		13,518	31.47	4,254	—	—	4,254
Fine Value POST IPO No.5 Private Equity Fund		9,414	40.00	3,766	—	—	3,766
TI First Property Private Investment Trust 1		7,755	40.00	3,102	—	—	3,102
MPLUS Professional Private Real Estate Fund 25		5,659	41.67	2,358	—	—	2,358
IBKC Global Contents Investment Fund		19,274	24.39	4,701	—	—	4,701
Hanyang-Meritz 1 Fund		13,201	22.58	2,981	—	—	2,981
Kiwoom-Shinhan Innovation Fund 2		21,384	42.86	9,165	—	—	9,165
ETRI Holdings-Shinhan 1 st Unicorn Fund		6,589	50.00	3,295	—	—	3,295
SJ ESG Innovative Growth Fund		14,692	28.57	4,198	—	—	4,198
AVES 1 st Corporate Recovery Private Equity Fund		6,258	76.19	4,768	—	—	4,768
JS Shinhan Private Equity Fund		123,098	3.85	4,737	—	—	4,737
Daishin Newgen New Technology Investment Fund 1 st		12,018	50.60	6,081	—	—	6,081
META ESG Private Equity Fund I		21,062	27.40	5,770	—	—	5,770
PHAROS DK FUND		10,157	24.24	2,462	—	—	2,462
Shinhan VC tomorrow venture fund 1		114,103	39.62	45,210	—	—	45,210
H-IOTA Fund		38,382	24.81	9,524	—	—	9,524
Stonebridge-Shinhan Unicorn Secondary Fund		28,550	26.01	7,427	—	—	7,427
Tres-Yujin Trust		20,717	50.00	10,359	—	—	10,359
Shinhan-Time mezzanine blind Fund		28,242	50.00	14,121	—	—	14,121
Capstone REITs No.26		11,499	50.00	5,750	—	—	5,750
JB Incheon-Bucheon REITS No.54		12,661	39.31	4,978	—	—	4,978
Hankook Smart Real Asset Investment Trust No.3		23,005	33.33	7,668	—	—	7,668
JB Hwaseong-Hadong REITs No.53		16,059	31.03	4,983	—	—	4,983
KB Oaktree Trust No.3		26,003	33.33	8,668	—	—	8,668
Daehan No.36 Office Asset Management Company		46,790	48.05	22,482	—	—	22,482
Rhinos Premier Mezzanine Private Investment Fund No.1		10,944	27.93	3,056	—	—	3,056
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		211,132	29.73	62,769	—	—	62,769

F-2
1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	~~W~~	166,737	24.85	41,434	—	—	41,434
SKS-Yozma Fund No.1		11,574	29.85	3,455	—	—	3,455
KB Distribution Private Real Estate 3-1		69,268	37.50	25,976	—	—	25,976
Pacific Private Investment Trust No.49-1		34,532	79.28	27,377	—	—	27,377
KIWOOM Real estate private placement fund for normal investors No. 31		14,263	60.00	8,558	—	—	8,558
RIFA Real estate private placement fund for normal investoes No. 51		14,328	40.00	5,731	—	—	5,731
Fivetree general private equity fund No.15		25,154	49.98	12,572	—	—	12,572
Shinhan-Kunicorn first Fund		25,125	38.31	9,626	—	—	9,626
Shinhan-Quantum Startup Fund		8,104	49.18	3,986	—	—	3,986
Shinhan Simone Fund I		12,577	38.46	4,837	—	—	4,837
Korea Investment develop seed Trust No.1		23,829	40.00	9,532	—	—	9,532
Tiger Green alpha Trust No.29		30,002	95.24	28,573	—	—	28,573
STIC ALT Global II Private Equity Fund		43,717	21.74	9,504	—	—	9,504
NH-Brain EV Fund		44,498	25.00	11,125	—	—	11,125
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		43,808	15.00	6,571	—	12	6,583
Leverent-Frontier 4 th Venture PEF		13,791	23.89	3,294	—	—	3,294
Find-Green New Deal 2 nd Equity Fund		19,778	22.57	4,465	—	—	4,465
ShinhanFitrin 1 st Technology Business Investment Association		27,951	16.17	4,519	—	—	4,519
Koramco Private Real Estate Fund 143		22,002	30.30	6,667	—	—	6,667
Korea Investment Top Mezzanine Private Real Esate Trust No.1		45,074	22.22	10,016	—	—	10,016
LB YoungNam Logistics Private Trust No.40		39,128	25.00	9,782	—	—	9,782
Shinhan-Cognitive Start-up Fund L.P.		16,263	32.77	5,329	—	—	5,329
Cornerstone J&M Fund I		13,081	26.67	3,488	—	—	3,488
Logisvalley Shinhan REIT Co.,Ltd. (*1)		22,617	20.27	4,584	—	(986)	3,598
DA Value-Honest New Technology Investment Fund 1		17,328	23.66	4,099	—	—	4,099
Shinhan-Ji and Tec Smart Innovation Fund		19,953	50.00	9,977	—	—	9,977
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1 st		13,935	50.00	6,968	—	—	6,968
Korea Investment Green Newdeal Infra Trust No.1		36,667	27.97	10,257	—	—	10,257
BTS 2 nd Private Equity Fund		24,393	26.00	6,342	—	—	6,342
Shinhan Global Active REIT Co.Ltd.		93,266	20.37	18,997	—	—	18,997
NH-J&-IBKC Label Technology Fund		35,052	27.81	9,748	—	—	9,748
Hanyang Time Mezzanine Fund		10,542	28.57	3,012	—	—	3,012

F-2
1
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-isquare Venture PEF 1	~~W~~	10,715	40.00	4,286	—	—	4,286
Capstone Develop Frontier Trust		35,221	21.43	7,547	—	—	7,547
Nextrade Co., Ltd.		121,249	8.00	9,700	—	—	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No.2		16,613	29.10	4,834	—	—	4,834
Eventus-IBKC LIB Fund		30,317	21.88	6,632	—	—	6,632
IBKC-Behigh Fund 1 st		10,828	29.73	3,219	—	—	3,219
ON No.1 Private Equity Fund		18,624	28.57	5,321	—	—	5,321
Digital New Deal Kappa Private Equity Fund		19,575	24.75	4,845	—	—	4,845
IBKCJS New Technology Fund No.1		20,841	29.41	6,130	—	—	6,130
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		47,054	20.83	9,803	—	—	9,803
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		42,046	28.57	12,013	—	—	12,013
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,228	75.00	3,171	—	—	3,171
TogetherKorea Private Investment Trust No. 6		5,271	99.98	5,270	—	—	5,270
TogetherKorea Private Investment Trust No. 7		5,271	99.98	5,270	—	—	5,270
Kiwoom Core Industrial Technology Investment Fund No.3		12,028	34.75	4,180	—	—	4,180
Penture K-Content Investment Fund		25,599	21.96	5,622	—	—	5,622
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		26,562	30.00	7,969	—	—	7,969
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,790	37.04	5,107	—	—	5,107
Shinhan-timefolio Bio Development Investment Fund		12,249	48.39	5,927	—	—	5,927
Shinhan M&A-ESG Fund		17,868	23.33	4,169	—	—	4,169
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. -		37,189	28.43	10,575	—	—	10,575
KDBC meta-enter New Technology investment fund		24,886	27.89	6,940	—	—	6,940
Shinhan Time Secondary Blind New Technology Investment Trust		10,008	47.50	4,754	—	—	4,754
Shinhan DS Secondary Investment Fund		18,693	40.00	7,477	—	—	7,477
Shinhan-openwater pre-IPO Investment Trust 1		9,946	50.00	4,973	—	—	4,973
Shinhan-Eco Venture Fund 2 nd		9,024	40.00	3,610	—	—	3,610
Heungkuk-Shinhan the1 st Visionary Technology Investment Trust no. 1		7,884	40.00	3,154	—	—	3,154

F-21
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2023
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Hantoo Shinhan Lake K-beauty Technology Investment Trust	~~W~~	43,416	22.96	9,969	—	—	9,969
Shinhan HB Wellness 1 st Investment Trust		10,284	48.54	4,992	—	—	4,992
Korea real Asset Fund No.3		32,604	28.57	9,315	—	—	9,315
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		73,457	31.49	23,131	—	—	23,131
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		19,730	22.99	4,536	—	—	4,536
Time Robotics New Technology Investment Trust		13,283	29.86	3,966	—	—	3,966
Ascent-welcome Tehcnology Investment Trust No.2		31,721	27.65	8,771	—	—	8,771
Igis General PE Real Estate Investment Trust 517-1		53,725	96.30	51,735	—	—	51,735
Consus Osansegyo No.2		16,208	50.00	8,104	—	—	8,104
Mastern General Private Real Estate Investment Trust No.189 (Type 1 Beneficiary Securities)		23,927	32.69	7,822	—	—	7,822
Shinhan AIM Private Fund of Fund 9-B		96,072	25.00	24,018	—	—	24,018
Shinhan General Private Real Estate Investment Trust No.3		37,764	20.75	7,838	—	—	7,838
NH Absolute Project L General Private Investment Trust		18,797	26.03	4,893	—	—	4,893
Paros Kosdaq Venture General Private Investment Trust No. 5		8,994	66.65	5,994	—	—	5,994
Happy Pet Life Care New Technology Investment Association No.2		11,521	30.00	3,456	—	—	3,456
Shinhan-Soo Secondary Investment Association		6,764	77.61	5,249	—	—	5,249

(*1)	Others represents the adjustments of fair value when acquired.
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

F-21
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	243,101	14.99	36,441	(5)	—	36,436
Shinhan-Neoplux Energy Newbiz Fund		46,152	31.66	14,612	—	—	14,612
Shinhan-Albatross tech investment Fund		17,346	50.00	8,672	—	—	8,672
VOGO Debt Strategy Qualified IV Private		18,565	20.00	3,713	—	—	3,713
Shinhan-Midas Donga Secondary Fund		6,304	50.00	3,152	—	—	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,087	24.00	3,381	—	—	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		26,081	14.15	3,690	—	—	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*2)		(39,013)	50.00	(19,506)	—	19,506	—
Shinhan Global Healthcare Fund 1 (*2)		(4,886)	3.13	(153)	—	153	—
KB NA Hickory Private Special Asset Fund		46,649	37.50	17,493	—	—	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		15,481	44.02	6,815	—	—	6,815
KDBC-Midas Dong-A Global contents Fund		11,354	23.26	2,640	—	—	2,640
Shinhan-Nvestor Liquidity Solution Fund		20,571	24.92	5,126	—	—	5,126
Shinhan AIM For Fund 1-A		39,214	25.00	9,804	—	—	9,804
IGIS Global Credit Fund 150-1		19,954	25.00	4,989	—	—	4,989
Genesis North America Power Company No.1 PEF		15,514	43.84	6,802	—	—	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,294	23.33	9,402	—	—	9,402
KOREA FINANCE SECURITY CO., LTD		23,754	14.91	3,542	—	—	3,542
MIEL CO.,LTD. (*2)		(142)	28.77	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		164,607	35.73	58,807	—	—	58,807
Kiwoom-Shinhan Innovation Fund I		15,957	50.00	7,979	—	—	7,979
Samchully Midstream Private Placement Special Asset Fund 5-4		94,762	41.67	39,484	—	—	39,484
MK Ventures-K Clavis Growth Capital Venture Fund 1		10	26.67	3	—	—	3
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,022	60.00	35,413	—	—	35,413
Milestone Private Real Estate Fund 3		59,637	32.06	19,120	—	—	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		20,258	31.31	6,343	—	—	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2		11,839	21.27	2,518	—	—	2,518
FuturePlay-Shinhan TechInnovation Fund 1		11,570	50.00	5,785	—	—	5,785
Stonebridge Corporate 1st Fund		9,015	44.12	3,977	—	—	3,977

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Vogo Realty Partners Private Real Estate Fund V	~~W~~	49,278	21.64	10,662	—	—	10,662
Korea Credit Bureau		84,159	9.00	7,574	—	—	7,574
Goduck Gangil1 PFV Co., Ltd.		9,252	1.04	96	—	—	96
SBC PFV Co., Ltd. (*3)		190,424	25.00	47,606	—	(9,990)	37,616
NH-amundi global infra private fund 16		65,935	50.00	32,968	—	—	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	72.50	225,708	—	—	225,708
Sparklabs-Shinhan Opportunity Fund 1		5,505	49.50	2,725	—	—	2,725
IGIS Real-estate Private Investment Trust No.33		38,261	40.86	15,632	—	—	15,632
Goduck Gangil10 PFV Co., Ltd.		30,978	19.90	6,165	—	—	6,165
Fidelis Global Private Real Estate Trust No.2		691	79.63	551	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		85,868	28.70	24,644	—	—	24,644
Shinhan Healthcare Fund 2 (*2)		(152)	13.68	(21)	—	21	—
Shinhan AIM Real Estate Fund No.2		5,180	30.00	1,554	—	—	1,554
Shinhan AIM Real Estate Fund No.1		13,727	21.01	2,884	—	—	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,344	22.02	39,491	—	—	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,185	29.19	21,947	—	—	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,077	71.43	15,770	—	—	15,770
Korea Omega-Shinhan Project Fund I		38,945	50.00	19,473	—	—	19,473
Samsung SRA Real Estate Professional Private 45		121,103	25.00	30,276	—	—	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	28.98	33,098	—	—	33,098
VS Cornerstone Fund		7,831	41.18	3,225	—	—	3,225
NH-Amundi US Infrastructure Private Fund2		2,099	25.91	544	—	—	544
Kakao-Shinhan 1st TNYT Fund		48,697	48.62	23,678	—	—	23,678
Pacific Private Placement Real Estate Fund No.40		46,996	24.73	11,623	—	—	11,623
Mastern Private Real Estate Loan Fund No.2		3,963	33.57	1,330	—	—	1,330
LB Scotland Amazon Fulfillment Center Fund 29		28,996	65.00	18,848	—	—	18,848
JR AMC Hungary Budapest Office Fund 16		40,488	32.57	13,187	—	—	13,187

F-2
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
EDNCENTRAL Co.,Ltd. (*2)	~~W~~	(77,934)	13.47	(10,495)	—	10,495	—
Gyeonggi-Neoplux Superman Fund		19,014	21.76	4,138	—	—	4,138
NewWave 6th Fund		35,694	30.00	10,708	—	—	10,708
Neoplux No.3 Private Equity Fund		121,523	10.00	12,152	—	—	12,152
PCC Amberstone Private Equity Fund I		67,099	21.67	14,540	—	—	14,540
KIAMCO POWERLOAN TRUST 4TH		102,818	47.37	48,703	—	—	48,703
Mastern Opportunity Seeking Real Estate Fund II		23,725	22.22	5,272	—	—	5,272
Neoplux Market-Frontier Secondary Fund		41,421	19.74	8,175	—	—	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	28.17	10,857	—	—	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,205	50.00	7,103	—	—	7,103
SHINHAN-NEO Core Industrial Technology Fund		16,304	49.75	8,111	—	—	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,365	30.00	21,710	—	—	21,710
Eum Private Equity Fund No.7		43,604	21.00	9,156	—	—	9,156
Kiwoom Hero No.4 Private Equity Fund		19,934	21.05	4,197	—	—	4,197
AJ-KOSNET Semicon One Venture Fund		14,454	22.22	3,212	—	—	3,212
Timefolio The Venture-V second		6,586	20.73	1,365	—	—	1,365
Shinhan Smilegate Global PEF I		27,323	14.21	3,882	—	—	3,882
Genesis Eco No.1 PEF		38,185	29.01	11,077	—	—	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		64,400	42.70	27,499	—	—	27,499
J& Moorim Jade Investment Fund		21,508	24.89	5,353	—	—	5,353
Ulmus SHC innovation investment fund		17,910	24.04	4,305	—	—	4,305
T Core Industrial Technology 1st Venture PEF		9,518	31.47	2,995	—	—	2,995
TI First Property Private Investment Trust 1		7,755	40.00	3,102	—	—	3,102
Kiwoom-Shinhan Innovation Fund 2		23,862	42.86	10,227	—	—	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	50.00	4,696	—	—	4,696
SJ ESG Innovative Growth Fund		10,902	28.57	3,115	—	—	3,115
AVES 1st Corporate Recovery Private Equity Fund		5,937	76.19	4,523	—	—	4,523
Reverent-Shinhan Vista Fund		25,415	13.41	3,409	—	—	3,409
JS Shinhan Private Equity Fund		165,747	3.85	6,381	—	—	6,381
META ESG Private Equity Fund I		20,742	27.40	5,683	—	—	5,683
Shinhan VC tomorrow venture fund 1		178,267	39.62	70,633	—	—	70,633
H-IOTA Fund		37,789	24.81	9,377	—	—	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	26.01	13,587	—	—	13,587
Tres-Yujin Trust		26,062	50.00	13,031	—	—	13,031

F-2
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-Time mezzanine blind Fund	~~W~~	32,851	50.00	16,426	—	—	16,426
Capstone REITs No.26		10,738	50.00	5,369	—	—	5,369
JB Incheon-Bucheon REITS No.54		12,634	39.31	4,967	—	—	4,967
Hankook Smart Real Asset Investment Trust No.3		18,017	33.33	6,006	—	—	6,006
JB Hwaseong-Hadong REITs No.53		16,029	31.03	4,974	—	—	4,974
KB Oaktree Trust No.3		29,665	33.33	9,888	—	—	9,888
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,590	29.73	52,797	—	—	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,538	24.85	39,645	—	—	39,645
KB Distribution Private Real Estate 3-1		64,211	37.50	24,079	—	—	24,079
Pacific Private Investment Trust No.49-1		35,317	79.28	28,000	—	—	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		13,386	60.00	8,032	—	—	8,032
RIFA Real estate private placement fund for normal investoes No. 51		13,428	40.00	5,371	—	—	5,371
Shinhan-Kunicorn first Fund		24,596	38.31	9,424	—	—	9,424
Shinhan-Quantum Startup Fund		11,519	49.18	5,665	—	—	5,665
Shinhan Simone Fund I		8,898	38.46	3,422	—	—	3,422
Korea Investment develop seed Trust No.1		25,362	40.00	10,145	—	—	10,145
Tiger Green alpha Trust No.29		31,492	95.24	29,992	—	—	29,992
STIC ALT Global II Private Equity Fund		45,269	21.74	9,841	—	—	9,841
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		38,586	15.00	5,788	—	12	5,800
Leverent-Frontier 4th Venture PEF		8,683	23.89	2,074	—	—	2,074
Find-Green New Deal 2nd Equity Fund		19,154	22.57	4,324	—	—	4,324
ShinhanFitrin 1st Technology Business Investment Association		26,175	16.17	4,232	—	—	4,232
Koramco Private Real Estate Fund 143		22,011	30.30	6,669	—	—	6,669
Korea Investment Top Mezzanine Private Real Esate Trust No.1		44,440	22.22	9,876	—	—	9,876
LB YoungNam Logistics Private Trust No.40		38,500	25.00	9,625	—	—	9,625
Shinhan-Cognitive Start-up Fund L.P.		12,844	32.77	4,209	—	—	4,209
Cornerstone J&M Fund I		12,802	26.67	3,414	—	—	3,414
Logisvalley Shinhan REIT Co., Ltd. (*1)		23,314	20.27	4,726	—	(1,337)	3,389
Shinhan-Ji and Tec Smart Innovation Fund		26,008	50.00	13,004	—	—	13,004
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		13,516	50.00	6,758	—	—	6,758
Korea Investment Green Newdeal Infra Trust No.1		57,542	27.97	16,096	—	—	16,096

F-2
22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BTS 2nd Private Equity Fund	~~W~~	39,075	26.00	10,159	—	—	10,159
NH-J&-IBKC Label Technology Fund		34,686	27.81	9,646	—	—	9,646
Hanyang Time Mezzanine Fund		8,790	28.57	2,511	—	—	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	50.00	3,916	—	—	3,916
Shinhan-isquare Venture PEF 1		10,592	40.00	4,237	—	—	4,237
Aurum Goldrush ESG Private Fund No. 1		10,613	28.33	3,007	—	—	3,007
Capstone Develop Frontier Trust		37,563	21.43	8,049	—	—	8,049
Nextrade Co., Ltd.		121,250	8.00	9,700	—	—	9,700
IBKC-Behigh Fund 1st		10,629	29.73	3,160	—	—	3,160
ON No.1 Private Equity Fund		19,991	28.57	5,712	—	—	5,712
Digital New Deal Kappa Private Equity Fund		19,178	24.75	4,747	—	—	4,747
IBKCJS New Technology Fund No.1		8,901	29.41	2,618	—	—	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	20.83	9,646	—	—	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,634	28.57	11,324	—	—	11,324
Koramco IPO LEITS Mezzanine General Private Investment Trust No. 38		4,371	75.00	3,278	—	—	3,278
TogetherKorea Private Investment Trust No. 6		5,424	99.98	5,423	—	—	5,423
TogetherKorea Private Investment Trust No. 7		5,424	99.98	5,423	—	—	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	34.75	4,219	—	—	4,219
Penture K-Content Investment Fund		57,216	19.78	11,319	—	—	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		44,894	30.00	13,468	—	—	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,837	37.04	5,125	—	—	5,125
Shinhan-timefolio Bio Development Investment Fund		24,195	48.39	11,707	—	—	11,707
Shinhan M&A-ESG Fund		27,660	23.33	6,454	—	—	6,454
Shinhan SM Office Value Add – Outsource Management Real Estate Investment Co., Ltd. –		66,130	28.43	18,804	—	—	18,804
KDBC meta-enter New Technology investment fund		24,373	27.89	6,797	—	—	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	47.50	4,637	—	—	4,637
Shinhan DS Secondary Investment Fund		4,895	49.83	2,439	—	—	2,439
Shinhan-openwater pre-IPO Investment Trust 1		11,332	50.00	5,666	—	—	5,666
Shinhan-CJ TechInnovation Fund 1st		11,488	40.00	4,595	—	—	4,595

F-22
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-Eco Venture Fund 2nd	~~W~~	9,893	40.00	3,957	—	—	3,957
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		16,243	40.00	6,497	—	—	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	22.96	10,264	—	—	10,264
Shinhan HB Wellness 1st Investment Trust		10,971	48.54	5,326	—	—	5,326
Korea real Asset Fund No.3		57,933	28.57	16,552	—	—	16,552
PineStreet Global Corporate FoF XIII-2 (NC XI)		3,743	100.00	3,743	—	—	3,743
Igis Yongsan Office General PE Real Estate Inv. Trust No. 518		65,387	26.22	17,144	—	—	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	22.99	3,750	—	—	3,750
Time Robotics New Technology Investment Trust		12,651	29.86	3,778	—	—	3,778
Ascent-welcome Tehcnology Investment Trust No.2		30,597	27.65	8,460	—	—	8,460
Newmain I funds		25,754	36.36	9,364	—	—	9,364
Igis General PE Real Estate Investment Trust 517-1		56,728	96.78	54,902	—	—	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		10,612	28.57	3,032	—	—	3,032
Consus Osansegyo No.2		16,018	50.00	8,009	—	—	8,009
Shinhan AIM Private Fund of Fund 9-B		146,963	25.00	36,741	—	—	36,741
Shinhan General Private Real Estate Investment Trust No.3		128,674	20.75	26,706	—	—	26,706
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	28.56	6,590	—	—	6,590
Happy Pet Life Care New Technology Investment Association No.2		9,997	30.00	2,999	—	—	2,999
Shinhan-Soo Secondary Investment Association		21,567	77.61	16,737	—	—	16,737
TECHFIN RATINGS Co., Ltd. (*4)		28,223	45.00	12,700	—	12,910	25,610
SONGPA BIZ CLUSTER PFV CO LTD		48,775	27.40	13,364	—	—	13,364
Planeta PTE LTD		34,027	33.33	11,341	—	—	11,341
The E&Shinhan New Growth Up Fund		7,035	50.00	3,518	—	—	3,518
Shinhan-GB FutureFlow Fund L.P.		8,852	58.18	5,150	—	—	5,150
Credila Financial Services (*4)		1,235,349	10.93	135,024	—	128,092	263,116
Shinhan Market-Frontier Fund III		29,058	44.02	12,791	—	—	12,791
DB IPO HighYield Fund 1		14,974	28.57	4,278	—	—	4,278

F-22
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Exponential SQUARE Private Investment Trust No.1	~~W~~	10,215	50.99	5,208	—	—	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		7,841	58.82	4,613	—	—	4,613
IGIS Private Real Estate Investment No.454		14,010	24.04	3,368	—	—	3,368
IGIS Private Real Estate Investment No.462		6,406	69.20	4,433	—	—	4,433
BNW Recharge Private Equity Fund		33,785	21.13	7,138	—	—	7,138
United Partners Realasset Fund No.14		29,994	33.33	9,998	—	—	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		359,413	5.00	17,977	—	—	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		240,733	5.00	12,035	—	—	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		274,394	5.00	13,711	—	—	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		274,919	5.00	13,738	—	—	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		265,962	5.00	13,290	—	—	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		107,536	5.00	5,378	—	—	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		218,525	5.00	10,925	—	—	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		101,018	5.00	5,052	—	—	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,761	22.37	4,197	—	—	4,197

(*1)	Others represents the adjustments of fair value when acquired.
(*2)
Others are the amount of fair value adjustments that occurred at the time of acquisition and accumulated losses that were not recognized due to the suspension of equity method recognition as the investment account balance became “0” due to the accumulation of losses for the current period.

(*3)	Others are the unrecognized equity method for preferred stocks without voting rights issued by the investee.
(*4)	Others correspond to the goodwill recognized at the time of acquisition.

F-2
2
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

16.	Investments in associates (continued)

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2023 and 2024 are as follows:

	2023
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
MIEL CO., LTD.	~~W~~	—	(41)
Shinhan Global Healthcare Fund 1		61	(153)
Shinhan Global Healthcare Fund 2		75	(21)
EDNCENTRAL Co., Ltd.		(4,679)	(5,677)
Kiwoom Milestone Professional Private Real Estate Trust 19		(19,433)	(19,433)

	~~W~~	(23,976)	(25,325)

	2024
Investees	Unrecognized equity method losses		Cumulative unrecognized equity method losses
MIEL CO., LTD.	~~W~~	—	(41)
Shinhan Global Healthcare Fund 1		—	(153)
Shinhan Global Healthcare Fund 2		—	(21)
EDNCENTRAL Co., Ltd.		(4,818)	(10,495)
Kiwoom Milestone Professional Private Real Estate Trust 19		(73)	(19,506)

	~~W~~	(4,891)	(30,216)

17.	Investment properties

(a)	Investment properties as of December 31, 2023 and 2024 are as follows:

	2023		2024
Acquisition cost	~~W~~	410,475	495,844
Accumulated depreciation		(152,669)	(168,148)

Carrying amount	~~W~~	257,806	327,696

F-2
2
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

17.	Investment properties (continued)

(b)	Changes in investment properties for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Beginning balance	~~W~~	363,108	257,806
Acquisition		5,479	3,582
Disposal		(106,344)	(1,854)
Depreciation		(15,058)	(15,063)
Amounts transferred from (to) property and equipment		16,678	77,752
Amounts transferred from(to) assets held for sale (*)		(6,057)	5,551
Effects of foreign currency adjustments		—	(78)

Ending balance	~~W~~	257,806	327,696

(*)	Comprise buildings and land, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Rental income	~~W~~	33,366	24,472	28,708
Direct operating expenses for investment properties that generated rental income		16,980	12,905	11,385

(d)	The fair value of investment property as of December 31, 2023 and 2024 is as follows:

	2023		2024
Land and buildings (*)	~~W~~	1,044,491	1,121,833

(*)
Fair value of investment properties is estimated based in the recent market transaction conditions with an independent third party and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

F-22
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

18.	Other assets
Other as
s
ets as of December 31, 2023 and 2024 are as follows:

	2023		2024
Accounts receivable	~~W~~	17,048,595	13,611,340
Domestic exchange settlement debit		5,024,787	4,909,780
Guarantee deposits		1,002,119	982,836
Discounted present value		(52,660)	(57,626)
Accrued income		3,908,205	3,810,267
Prepaid expense		304,161	381,091
Provisional payments		405,201	411,923
Sundry assets		98,104	136,079
Advance payments		408,857	484,828
Leased assets		2,078,742	2,125,379
Others		165,163	180,005
Allowances for credit loss of other assets		(465,430)	(574,304)

	~~W~~ 29,925,844		26,401,598

19.	Leases

(a)	Gross investment and present value of minimum lease payment of finance lease as of December 31, 2023 and 2024 are as follows:

	2023
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	898,235	95,269	802,966
1 ~ 2 years		458,736	28,398	430,338
2 ~ 3 years		359,893	19,220	340,673
3 ~ 4 years		324,331	6,155	318,176
4 ~ 5 years		155,615	6,399	149,216
Later than 5 years		1,411	3	1,408

	~~W~~	2,198,221	155,444	2,042,777

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2023 is ~~W~~ 108,514 million.

F-22
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

19.	Leases (continued)

	2024
	Gross investment		Unrealized interest income	Present value of minimum lease payment
Not later than 1 year	~~W~~	655,270	116,496	538,774
1 ~ 2 years		580,993	75,359	505,634
2 ~ 3 years		520,285	36,203	484,082
3 ~ 4 years		305,670	13,301	292,369
4 ~ 5 years		217,104	10,347	206,757
Later than 5 years		3,858	11	3,847

	~~W~~	2,283,180	251,717	2,031,463

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2024 is ~~W~~ 119,049 million.

(b)	Minimum lease payment receivable schedule for lease contracts of the Group as lessor as of December 31, 2023 and 2024 are as follows:

	Minimum lease payment
	2023		2024
Not later than 1 year	~~W~~	576,017	585,583
1 ~ 2 years		460,075	455,068
2 ~ 3 years		320,463	313,369
3 ~ 4 years		177,914	169,173
4 ~ 5 years		55,548	52,983
Later than 5 years		453	328

	~~W~~	1,590,470	1,576,504

(c)	Changes in operating lease assets for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Beginning balance	~~W~~	1,930,503	2,077,080
Acquisition		762,996	740,721
Disposal		(171,192)	(228,384)
Depreciation		(445,006)	(465,716)
Amounts transferred from (to) property and equipment		(221)	(80)

Ending balance	~~W~~	2,077,080	2,123,621

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

19.	Leases (continued)

(d)	The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2023 and 2024 are as follows:

	2023
	Acquisition cost		Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,282,462	(715,521)	566,941
Vehicle		57,534	(29,117)	28,417
Others		38,031	(26,914)	11,117

	~~W~~	1,378,027	(771,552)	606,475

	2024
	Acquisition cost		Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,621,125	(784,200)	836,925
Vehicle		57,737	(31,744)	25,993
Others		38,803	(26,471)	12,332

	~~W~~	1,717,665	(842,415)	875,250

(e)	The details of the changes in the right-of-use assets for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	586,075	22,327	10,808	619,210
Acquisition		340,809	23,039	6,876	370,724
Disposal		(66,392)	(3,388)	(1,272)	(71,052)
Depreciation (*)		(294,895)	(13,565)	(5,295)	(313,755)
Effects of foreign currency adjustments		1,344	4	—	1,348

Ending balance	~~W~~	566,941	28,417	11,117	606,475

	2024
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	566,941	28,417	11,117	606,475
Acquisition		601,686	15,454	6,963	624,103
Disposal		(40,522)	(4,222)	(708)	(45,452)
Depreciation (*)		(311,077)	(13,843)	(5,026)	(329,946)
Effects of impairment loss		53	—	—	53
Effects of foreign currency adjustments		19,844	187	(14)	20,017

Ending balance	~~W~~	836,925	25,993	12,332	875,250

(*)	Included in general administrative expense, other operating income(expense) and insurance service expense of the consolidated statements of comprehensive income.

F-2
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

19.	Leases (continued)

(f)	The details of the maturity of the lease liability as of December 31, 2023 and 2024 are as follows:

	2023
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	35,167	36,612	51,621	83,202	305,694	54,961	567,257
Vehicle		6,908	1,705	2,380	5,559	18,333	434	35,319
Others		639	658	1,223	2,438	6,380	—	11,338

	~~W~~	42,714	38,975	55,224	91,199	330,407	55,395	613,914

	2024
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	31,623	45,513	63,760	128,823	479,432	95,807	844,958
Vehicle		6,849	1,687	2,355	5,578	15,939	220	32,628
Others		721	713	1,325	2,202	8,142	—	13,103

	~~W~~	39,193	47,913	67,440	136,603	503,513	96,027	890,689

(*)	The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g)	The lease payments for low-value assets and short-term leases for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Low-value assets	~~W~~	6,888	7,016	6,287
Short-term lease (*)		268	1,841	975

Total	~~W~~	7,156	8,857	7,262

(*)	The payments for leases with terms less than 1 month are included.

F-2
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

20.	Pledged assets

(a)	Assets pledged as collateral as of December 31, 2023 and 2024 are as follows:

	2023		2024	Reasons for collateral
Loans at fair value through profit or loss	~~W~~	49,902	—	Pledge for borrowing transaction
Loans at amortized cost		124,420	119,699	Pledge for borrowing transaction
Securities:
Securities at FVTPL		18,525,421	14,837,334	Customer RP, etc.
Securities at FVOCI		12,164,955	10,223,916	Borrowings, Settlement security for Bank of Korea, Borrowing securities, etc.
Securities at amortized cost		17,659,715	1,464,788	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.

		48,350,091	26,526,038

Deposits at amortized cost		1,500,246	1,845,022	Borrowings, etc.
Property and Equipment (real estate)		5,039	5,515	Establishing the right to collateral security, etc.

	~~W~~	50,029,698	28,496,274

(*)
The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge regardless of the Group’s default as of December 31, 2023 and 2024 are
~~W~~
16,345,580 million and
~~W~~
13,579,738 million, respectively.

(b)	The fair value of collateral held that the Group has the right to sell or re-pledge regardless of the pledger’s default as of December 31, 2023 and 2024 are as follows:

	2023			2024
	The fair value of assets received as collateral		The fair value of collateral sold or re-provided as collateral	The fair value of assets received as collateral	The fair value of collateral sold or re-provided as collateral
Securities	~~W~~	14,372,408	—	14,854,920	—

F-2
32

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

21.	Deposits
Deposits as of December 31, 2023 and 2024 are as follows:

	2023		2024
Demand deposits:
Korean won	~~W~~	128,035,326	134,283,019
Foreign currencies		23,141,715	25,748,740

		151,177,041	160,031,759

Time deposits:
Korean won		175,191,964	202,699,097
Foreign currencies		26,914,722	33,828,393

		202,106,686	236,527,490

Certificates of deposits		12,059,730	10,409,701
Discount note deposits		7,614,701	7,624,787
CMA		4,950,392	4,451,561
Others		3,604,114	3,735,747

	~~W~~	381,512,664	422,781,045

22.	Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss as of December 31, 2023 and 2024 are as follows:

	2023		2024
Securities sold:
Stocks	~~W~~	628,225	640
Bonds		477,626	354,084
Others		343,783	3,117

		1,449,634	357,841
Gold/silver deposits		419,343	597,058

	~~W~~	1,868,977	954,899

F-2
3
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

23.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2023 and 2024 are as follows:

	2023		2024	Reason for designation
Equity-linked securities sold	~~W~~	5,610,256	5,449,026	Compound financial instrument
Securities sold with embedded derivatives		1,931,639	2,510,150
Debt securities issued		254,832	261,299	Fair value measurement and management

	~~W~~	7,796,727	8,220,475

(*)	The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.
Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to
~~W~~
8,220,475 million as of December 31, 2024. Decrease in values of the liability due to credit risk changes is
~~W~~
8,616 million for the year ended December 31, 2024 and the accumulated changes in values are
~~W~~
(-)7,566 million as of December 31, 2024.

(b)
The difference between the carrying amount of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2023 and 2024 are as follows:

	2023		2024
Expiration payment	~~W~~	7,519,962	8,001,931
Carrying amount		7,796,727	8,220,475

Difference from carrying amount	~~W~~	(276,765)	(218,544)

F-2
3
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

24.	Borrowings
Borrowings as of December 31, 2023 and 2024 are as follows:

	2023			2024
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings denominated in Korean won:
Borrowings from Bank of Korea	2.00 ~ 2.00	~~W~~	2,562,162	1.50~1.50	~~W~~	3,106,011
Others	0.00 ~ 7.83		25,077,825	0.00~5.72		23,869,254

			27,639,987			26,975,265

Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00 ~ 0.00		34,072	0.00~0.00		30,837
Borrowings from banks	0.00 ~14.85		7,331,197	0.00~16.25		7,591,181
Others	0.00~17.50		2,674,834	0.00~16.75		2,713,165

			10,040,103			10,335,183

Call money	0.02~5.88		2,195,849	0.29~4.97		1,197,823
Bill of sale	0.00~3.65		11,252	0.00~3.23		8,872
Bonds sold under repurchase agreements	0.00~6.74		17,312,576	0.00~5.45		11,542,956
Deferred origination costs			(298,415)			(139,726)

		~~W~~	56,901,352		~~W~~	49,920,373

F-2
3
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

25.	Debt securities issued
Debt securities issued as of December 31, 2023 and 2024 are as follows:

	2023			2024
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~7.70	~~W~~	65,801,744	1.00~9.50	~~W~~	72,561,043
Subordinated debt securities issued	2.20~5.20		2,860,105	2.20~5.20		2,820,105
Gain on fair value hedges	—		(225,750)	—		(188,774)
Discount on debt securities issued	—		(53,857)	—		(85,489)

			68,382,242			75,106,885

Debt securities issued in foreign currencies:
Debt securities issued	0.25~7.36		9,697,265	0.98~6.60		13,979,805
Subordinated debt securities issued	3.34~5.00		3,768,942	3.34~5.75		4,995,972
Gain on fair value hedges	—		(240,483)	—		(250,628)
Discount on debt securities issued	—		(46,241)	—		(66,180)

			13,179,483			18,658,969

		~~W~~	81,561,725		~~W~~	93,765,854

26.	Defined benefit plans

(a)	Defined benefit plan assets and obligations
The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.
Defined benefit obligations and plan assets as of December 31, 2023 and 2024 are as follows:

	2023		2024
Present value of defined benefit obligations	~~W~~	2,219,490	2,345,148
Fair value of plan assets		(2,266,248)	(2,461,871)

Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(46,758)	(116,723)

(*)
The asset for defined benefit obligation of
~~W~~
46,758 million as of December 31, 2023 is the net defined benefit assets of
~~W~~
114,378 million less the net defined benefit liabilities of
~~W~~
67,620 million. In addition, the asset for defined benefit obligation of
~~W~~
116,723 million as of December 31, 2024 is the net defined benefit assets of
~~W~~
155,697 million less the net defined benefit liabilities of
~~W~~
38,974 million.

F-2
3
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

26.	Defined benefit plans (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Defined benefit obligation		Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	1,934,643	(2,376,817)	(442,174)
Included in profit or loss (*):
Current service cost		143,259	—	143,259
Past service cost		92	—	92
Net interest expense (income)		104,546	(138,254)	(33,708)
Settlement loss (gain)		7,633	5	7,638

		255,530	(138,249)	117,281

Included in other comprehensive income:
Remeasurement loss
- Actuarial losses arising from:
Demographic assumptions		106,072	—	106,072
Financial assumptions		123,204	1,723	124,927
Experience adjustment		5,925	—	5,925
- Return on plan assets excluding interest income		195	34,233	34,428

		235,396	35,956	271,352

Other:
Benefits paid by the plan		(207,515)	295,185	87,670
Contributions paid into the plan		(13)	(82,323)	(82,336)
Changes in the scope of consolidation		93	—	93
Effect of changes in foreign exchange rates		1,356	—	1,356

		(206,079)	212,862	6,783

Ending balance	~~W~~	2,219,490	(2,266,248)	(46,758)

F-23
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

26.	Defined benefit plans (continued)

	2024
	Defined benefit obligation		Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,219,490	(2,266,248)	(46,758)
Included in profit or loss (*):
Current service cost		164,062	—	164,062
Past service cost		(18,613)	—	(18,613)
Net interest expense (income)		107,274	(122,178)	(14,904)
Settlement loss (gain)		(1,990)	18	(1,972)

		250,733	(122,160)	128,573

Included in other comprehensive income:
Remeasurement loss
- Actuarial losses (gains) arising from
Demographic assumptions		(2,338)	—	(2,338)
Financial assumptions		141,583	2,407	143,990
Experience adjustment		(121,322)	—	(121,322)
- Return on plan assets excluding interest income		605	29,966	30,571

		18,528	32,373	50,901

Other:
Benefits paid by the plan		(143,331)	60,606	(82,725)
Contributions paid into the plan		—	(166,447)	(166,447)
Changes in the scope of consolidation		—	5	5
Effect of changes in foreign exchange rates		(272)	—	(272)

		(143,603)	(105,836)	(249,439)

Ending balance	~~W~~	2,345,148	(2,461,871)	(116,723)

(*)	Profit and loss related to defined benefit plans are all included in the general administrative expense.

(c)	The composition of plan assets as of December 31, 2023 and 2024 are as follows:

	2023		2024
Plan assets comprise:
Debt securities	~~W~~	5,002	38,634
Due from banks		2,044,101	2,046,507
Others		217,145	376,730

	~~W~~	2,266,248	2,461,871

F-23
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

26.	Defined benefit plans (continued)

(d)	Actuarial assumptions as of December 31, 2023 and 2024 are as follows:

	2023	2024	Description
Discount rate	4.00%~5.20%	3.45%~4.66%	AA0 corporate bond yields
Future salary increase rate	0.00%~7.00% + Upgrade rate	1.94%~5.94% + Upgrade rate	Average for 5 years
Weighted average maturity	1.00 years~ 11.50 years	5.00 years~ 11.00 years

(e)	Sensitivity analysis
As of December 31, 2023 and 2024, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2023
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(190,760)	205,916
Future salary increase rate (1%p movement)		209,531	(196,909)

	2024
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(180,402)	204,053
Future salary increase rate (1%p movement)		211,736	(190,347)

(f)	The Group’s estimated contribution is ~~W~~ 176,412 million as of December 31, 2025.

27.	Provisions

(a)	Provisions as of December 31, 2023 and 2024 are as follows:

	2023		2024
Asset retirement obligations	~~W~~	99,927	99,306
Expected loss related to litigation		31,371	114,750
Unused credit commitments		355,591	411,275
Guarantee contracts issued		63,161	104,451
Financial guarantee contracts issued		39,998	87,088
Non-financial guarantee contracts issued		23,163	17,363
Others (*1), (*2), (*3)		819,616	579,114

	~~W~~	1,369,666	1,308,896

(*1)
As of December 31, 2023 and 2024, the Group recognizes a provision of
~~W~~
360,137 million and
~~W~~
317,857 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

27.	Provisions (continued)

(*2)
As of December 31, 2023 and 2024, the Group recognizes a provision of
~~W~~
293,824 million and
~~W~~
25,856 million, respectively for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood”.

(*3)
As of December 31, 2024, the Group recognizes a provision of
~~W~~
19,086 million for the estimated customer compensation amount related to equity-linked products based on the Hong Kong H-Index (Hang Seng China Enterprises Index).

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	175,562	139,998	2,030	48,113	7,687	28	373,418
Transfer (from) to 12 months expected credit loss		65,058	(64,897)	(161)	3,921	(3,921)	—	—
Transfer (from) to life time expected credit loss		(13,466)	13,502	(36)	(7,659)	7,659	—	—
Transfer (from) to impaired financial asset		(609)	(1,953)	2,562	(530)	—	530	—
Provided (reversed)		(20,883)	42,506	15,327	150	70	(14)	37,156
Change in foreign exchange rate		1,025	26	—	294	92	1	1,438
Others (*)		—	—	—	(12,287)	(3,997)	(139)	(16,423)

Ending balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

F-2
40

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

27.	Provisions (continued)

	2024
	Unused credit commitments				Financial guarantee contracts issued			Total
	12 months expected credit loss		Life time expected credit loss	Impaired financial asset	12 months expected credit loss	Life time expected credit loss	Impaired financial asset
Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from) to 12 months expected credit loss		68,071	(67,931)	(140)	4,968	(4,968)	—	—
Transfer (from) to life time expected credit loss		(11,698)	11,723	(25)	(366)	366	—	—
Transfer (from) to impaired financial asset		(806)	(1,561)	2,367	—	—	—	—
Provided (reversed)		(40,306)	16,043	71,093	(3,783)	(1,139)	2	41,910
Change in foreign exchange rate		5,340	1,347	—	2,316	791	1	9,795
Others (*)		2,127	40	—	45,643	3,656	(397)	51,069

Ending balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363

(*)	Others include effects of the provision from the new financial guarantee contracts measured at fair value, and the expired contracts, the change of discount rate and others.

(c)	Changes in provisions for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Asset retirement		Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	91,571	29,238	27,583	744,504	892,896
Provision (reversal)		4,771	2,266	(4,856)	516,735	518,916
Provision used		(5,157)	(193)	—	(446,545)	(451,895)
Change in foreign exchange rate		—	—	412	1,127	1,539
Others (*)		8,742	60	24	3,795	12,621

Ending balance	~~W~~	99,927	31,371	23,163	819,616	974,077

	2024
	Asset retirement		Litigation	Guarantee	Others	Total
Beginning balance	~~W~~	99,927	31,371	23,163	819,616	974,077
Provision (reversal)		957	83,862	(8,471)	293,407	369,755
Provision used		(7,282)	(483)	—	(533,232)	(540,997)
Change in foreign exchange rate		—	—	2,412	(483)	1,929
Others (*)		5,704	—	259	(194)	5,769

Ending balance	~~W~~	99,306	114,750	17,363	579,114	810,533

(*)	Others include increase in provisions based on the present value, the effect of changes in discount rate over the period and others.

F-2
41

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

27.	Provisions (continued)

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

(e)	Allowance for guarantees and acceptances as of December 31, 2023 and 2024 are as follows:

	2023		2024
Outstanding guarantees and acceptances	~~W~~	12,503,445	15,315,381
Contingent guarantees and acceptances		4,337,751	5,068,782
ABS and ABCP purchase commitments		1,533,047	2,123,665
Endorsed bill		44	1,367

	~~W~~	18,374,287	22,509,195

Allowance for loss on guarantees and acceptances	~~W~~	63,161	104,451
Ratio		0.34%	0.46

F-2
42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities

(a)	The details of insurance contract liabilities as of December 31, 2023 and 2024 are as follow:

	2023
	Life insurance							Non-life insurance
	Death		Health	Pension Savings	Variable	Etc.	Complex	Long- term	General	Car	Total
Insurance contract assets	~~W~~	—	—	—	—	—	—	(444)	(10,210)	—	(10,654)
Insurance contract liabilities (*)		16,895,075	5,347,357	20,536,870	5,445,493	5,001	—	—	102,921	1,515	48,334,232
Net insurance contract liability (asset) total		16,895,075	5,347,357	20,536,870	5,445,493	5,001	—	(444)	92,711	1,515	48,323,578
Reinsurance contract assets		—	—	—	—	—	62,815	—	25,538	—	88,353
Reinsurance contract liabilities		(27,046)	(66,075)	—	—	—	—	(41)	(78)	—	(93,240)

Total net reinsurance contract assets (liabilities)	~~W~~	(27,046)	(66,075)	—	—	—	62,815	(41)	25,460	—	(4,887)

	2024
	Life insurance							Non-life insurance
	Death		Health	Pension Savings	Variable	Etc.	Complex	Long- term	General	Car	Total
Insurance contract assets	~~W~~	—	—	—	—	—	—	(1,051)	(4,588)	—	(5,639)
Insurance contract liabilities (*)		20,021,186	5,556,614	20,227,829	5,157,827	—	—	—	160,346	1,189	51,124,991
Net insurance contract liability (asset) total		20,021,186	5,556,614	20,227,829	5,157,827	—	—	(1,051)	155,758	1,189	51,119,352

Reinsurance contract assets		—	—	—	—	—	107,668	21	77,065	—	184,754
Reinsurance contract liabilities		(26,214)	(71,844)	—	—	—	—	—	(5)	—	(98,063)

Total net reinsurance contract assets (liabilities)	~~W~~	(26,214)	(71,844)	—	—	—	107,668	21	77,060	—	86,691

(*)	As of December 31, 2023 and 2024 contractor’s share adjustment amount is excluded ~~W~~ (-)1,024 million and ~~W~~ (-)362 million, respectively.

F-2
4
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(b)	The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2023 and 2024 are as follow:

	Assumption value (%)
	2023	2024	Basis for calculation
Life insurance:
Surrender ratio	0.00 ~ 73.78	0.00 ~ 69.75
- The ratio of surrendered contract amounts to the retained contract amounts, calculated based on statistics, by premium payment type, product group, interest rate category, payment term (zero/low-surrender-value insurance products), and duration

- For zero/low-surrender-value insurance products, the surrender ratio for the period when there is insufficient experience statistics is calculated, using the log-linear regression model, so that it converges to 0.1% at the time of completion of premium payments.

Loss ratio	17.00 ~ 756.00	8.00 ~ 316.00	- Other than general mortality: the ratio of accident claims to insurance premiums to on-level risk insurance premiums by risk coverage and elapsed period based on the last five years’ experience statistics

			- General mortality: the ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on the last five years’ experience statistics

Expense ratio	—	—	- Calculate unit costs such as performance, agent commissions, number of new/retained contracts, initial/continuing premiums, reserve funds, etc. based on a business plan (budget) incorporating future expense policies based on recent experience statistics.

Discount rate	3.75 ~ 4.80	2.31 ~ 4.55	- Disclosure standard interest rate term structure provided by the Financial Supervisory Service

The confidence level for the risk adjustments regarding non-financial	75.00	75.00	- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

F-2
4
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

Assumption value (%)
	2023	2024	Basis for calculation
Non-life insurance:
Surrender ratio	General: 0.54 ~ 38.56	General: 0.00 ~ 52.76
General: Calculated as the ratio of the number of and effective contracts compared to the number of contracts with experience from July 2017 to June 2024.
  The assumptions are derived based on contracts where surrender and lapse have actually occurred.

	Long-term: 1.60 ~ 25.25	Long-term: 1.60 ~ 25.47
Long-term: Calculated as the ratio of the number of canceled and effective contracts compared to the number of contracts with experience from October 2017 to June 2024.
  The surrender ratio for zero and low surrender value products is separately calculated in accordance with the practical standards of the Financial Supervisory Service.

For products with insufficient experience data, the assumptions applied during product development are used (e.g., pet insurance and indemnity medical insurance).

Loss ratio	General: 24.47 ~ 112.27	General: 12.98 ~ 81.54	General: Calculated as the ratio of incurred losses to experienced risk insurance premiums from July 2017 to June 2024
	Long-term: 40.99 ~ 187.70	Long-term: 36.81 ~ 422.10	Long-term: Calculated as the ratio of incurred losses to experienced risk insurance premiums from October 2017 to June 2024
For products with insufficient experience data, the Insurance Development Institute’s industry statistics are applied.

F-2
4
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

	Assumption value (%)		Basis for calculation
	2023	2024
Expense ratio	Contract conclusion cost: Variable cost (%) 11.73 ~ 2170.24 Fixed cost (won) 44,653 ~ 68,795	Contract conclusion cost: Variable cost (%) General VC: 12.45 ~ 16.14 Long-term VC: 198.79	Using the Group’s experience statistics for the year immediately preceding the calculation (October 2024 - September 2025), the operating expense unit price was subdivided by workload and type of work on a portfolio basis, and calculated by applying the variable cost/fixed ratio according to the operating expense allocation standard.
	Contract maintenance cost: Variable cost (%) 31.73 ~ 36.37 Fixed cost (won) 2,220 ~ 2,538	Fixed cost (won) General FC: 53,192 Long-term FC: 15,131
Contract conclusion cost
- Variable cost: Distribution of contract variable cost compared to imported insurance premium.
- Fixed cost: Fixed cost distribution for contract conclusion compared to the number of new contracts.

	Damage investigation cost: Variable cost (%) 11.65 ~ 14.30	Contract maintenance cost: Variable cost (%) General VC: 24.10 ~ 24.74 Long-term VC: 13.30	Contract maintenance cost - Variable cost: Variable cost allocation for contract maintenance compared to earned insurance premiums.

		Fixed cost (won) General FC: 2,895 Long-term FC: 1,576	- Fixed cost: Fixed cost allocation for contract maintenance compared to the number of contracts held.

		Damage investigation cost: Variable cost (%) General VC: 6.91 ~ 6.95 Long-term VC: 3.78	Damage investigation cost: Amount of damage investigation cost allocated to the amount of damage incurred

Discount rate	4.55 ~ 4.80	2.31 ~ 4.55	Term structure of interest rates provided by the Financial Supervisory Service.
;
The confidence level for non-financial risks	75.00	75.00	- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

F-2
4
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(c)
The details of changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities that did not apply the premium allocation approach for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss component		Loss component
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—
	Insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762

	Net insurance contract liabilities		43,128,619	880,115	1,810,028	45,818,762

Insurance income	Retroactive modification method		(1,484,047)	—	—	(1,484,047)
	Fair value method		(958,369)	—	—	(958,369)
	Etc.		(417,542)	—	—	(417,542)

			(2,859,958)	—	—	(2,859,958)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		—	—	1,513,580	1,513,580
	Changes in incident fulfillment cash flow		—	—	11,468	11,468
	Losses on (reversal of) onerous contracts		—	(35,360)	—	(35,360)
	Amortization of insurance acquisition cash flows		262,280	—	—	262,280
	Etc.		(21,048)	(16,548)	—	(37,596)

			241,232	(51,908)	1,525,048	1,714,372

Investment factors and insurance premium refund			(5,281,435)	—	5,281,435	—
Insurance finance income and expenses	Current profit or loss		2,134,312	21,300	62,861	2,218,473
	Other comprehensive income		2,924,797	35,025	1,172	2,960,994

		~~W~~	5,059,109	56,325	64,033	5,179,467

F-24
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2023
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss component		Loss component
Cash flow for the period	Insurance premium received	~~W~~	6,209,129	—	—	6,209,129
	Insurance acquisition cash flow payment		(979,176)	—	—	(979,176)
	Payment of insurance benefits and other insurance service expenses		(715)	—	(1,497,502)	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	(5,355,137)	(5,355,137)

			5,229,238	—	(6,852,639)	(1,623,401)

Other increase/decrease			269	(490)	101	(120)
Ending balance	Insurance contract assets		(493)	—	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566

	Net insurance contract liabilities	~~W~~	45,517,074	884,042	1,828,006	48,229,122

F-24
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss component		Loss component
Beginning balance	Insurance contract assets	~~W~~	(493)	—	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566

	Net insurance contract liabilities		45,517,074	884,042	1,828,006	48,229,122

Insurance income	Retroactive modification method		(1,354,769)	—	—	(1,354,769)
	Fair value method		(968,200)	—	—	(968,200)
	Etc.		(730,549)	1,501	18	(729,030)

			(3,053,518)	1,501	18	(3,051,999)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		—	—	1,646,968	1,646,968
	Changes in incident fulfillment cash flow		—	—	28,182	28,182
	Costs related to onerous contracts		—	67,934	—	67,934
	Amortization of insurance acquisition cash flows		360,411	—	—	360,411
	Etc.		(28,208)	(20,122)	—	(48,330)

			332,203	47,812	1,675,150	2,055,165

Investment factors and insurance premium refund			(4,769,963)	—	4,769,963	—
Insurance finance income and expenses	Current profit or loss		1,697,955	17,375	63,930	1,779,260
	Other comprehensive income		3,125,467	42,685	3,306	3,171,458

		~~W~~	4,823,422	60,060	67,236	4,950,718

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss component		Loss component
Cash flow for the period	Insurance premium received	~~W~~	6,897,049	—	—	6,897,049
	Insurance acquisition cash flow payment		(1,586,104)	—	—	(1,586,104)
	Payment of insurance benefits and other insurance service expenses		(6,708)	—	(1,583,846)	(1,590,554)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	(4,941,397)	(4,941,397)

			5,304,237	—	(6,525,243)	(1,221,006)

Other increase/decrease			(3)	(6)	—	(9)
Ending balance	Insurance contract assets		(1,266)	—	215	(1,051)
	Insurance contract liabilities		48,154,718	993,409	1,814,915	50,963,042

	Net insurance contract liabilities	~~W~~	48,153,452	993,409	1,815,130	50,961,991

F-2
50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(d)
The changes in the remaining coverage elements and incurred claim elements of net insurance contract liabilities applying the premium allocation approach for the years ended December 31, 2023 and 2024 are as follows:

	2023
		Remaining coverage elements			Incurred claim elements
		Excluding loss component		Loss component	Present value estimate of future cash flows	Risk adjustment for non-financial risks	Total
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—	—
	Insurance contract liabilities		78,665	3,139	5,372	451	87,627

	Net insurance contract liabilities		78,665	3,139	5,372	451	87,627

Insurance income			(39,641)	—	—	—	(39,641)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		33	—	29,966	1,093	31,092
	Changes in incident fulfillment cash flow		—	—	(2,669)	(684)	(3,353)
	Costs related to loss-bearing contracts		23	2,449	—	—	2,472
	Amortization of insurance acquisition Cash flows		4,126	—	—	—	4,126
	Etc.		—	—	70	—	70

			4,182	2,449	27,367	409	34,407

Investment factors and insurance premium refund			(9)	—	9	—	—

Insurance finance income and expenses	Current profit or loss		2,412	—	67	10	2,489
	Other comprehensive income		—	—	23	2	25

			2,412	—	90	12	2,514

Cash flow for the period	Insurance premium received		46,680	—	—	—	46,680
	Insurance acquisition cash flow payment		(12,751)	—	—	—	(12,751)
	Payment of insurance benefits and other insurance service expenses		—	—	(22,643)	—	(22,643)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	288	—	288

			33,929	—	(22,355)	—	11,574

Other increase/decrease			(1,684)	(770)	307	122	(2,025)

Ending balance	Insurance contract assets		(10,670)	3	450	7	(10,210)
	Insurance contract liabilities		88,524	4,815	10,340	987	104,666

	Net insurance contract liabilities	~~W~~	77,854	4,818	10,790	994	94,456

F-2
51

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

	2024
		Remaining coverage elements			Incurred claim elements
		Excluding loss component		Loss component	Present value estimate of future cash flows	Risk adjustment for non-financial risks	Total
Beginning balance	Insurance contract assets	~~W~~	(10,670)	3	450	7	(10,210)
	Insurance contract liabilities		88,524	4,815	10,340	987	104,666

	Net insurance contract liabilities		77,854	4,818	10,790	994	94,456

Insurance income			(64,554)	—	—	—	(64,554)

Insurance service expenses	Accrued insurance premiums and other incurred insurance service expenses		45	—	61,148	528	61,721
	Changes in incident fulfillment cash flow		—	—	3,209	421	3,630
	Costs related to loss-bearing contracts		54	(2,239)	—	—	(2,185)
	Amortization of insurance acquisition Cash flows		13,238	—	—	—	13,238
	Etc.		—	—	(9)	—	(9)

			13,337	(2,239)	64,348	949	76,395

Investment factors and insurance premium refund			(2)	—	2	—	—

Insurance finance income and expenses	Current profit or loss		4,363	—	162	17	4,542
	Other comprehensive income		—	—	22	6	28

			4,363	—	184	23	4,570

Cash flow for the period	Insurance premium received		109,597	—	—	—	109,597
	Insurance acquisition cash flow payment		(19,841)	—	—	—	(19,841)
	Payment of insurance benefits and other insurance service expenses		—	—	(45,564)	—	(45,564)
	Receipt (payment) of investment elements and refund of insurance premiums		—	—	(2)	—	(2)

			89,756	—	(45,566)	—	44,190

Other increase/decrease			8,410	—	(6,108)	2	2,304

Ending balance	Insurance contract assets		(6,506)	—	1,894	24	(4,588)
	Insurance contract liabilities		135,670	2,579	21,756	1,944	161,949

	Net insurance contract liabilities	~~W~~	129,164	2,579	23,650	1,968	157,361

F-2
52

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(e)	Changes by measurement element in net insurance contract liabilities without applying the premium allocation approach for the years ended December 31, 2023 and 2024 are as follow:

		2023
		Present value estimate		Risk adjustment for	Contractual service margin
		of future cash flows		non-financial risks	Retrospective method	Fair value method	Etc.	Sub-total	Total
Beginning balance	Insurance contract assets	~~W~~	—	—	—	—	—	—	—
	Insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762

	Net insurance contract liabilities		34,851,591	1,151,768	6,765,720	2,351,146	698,537	9,815,403	45,818,762

Changes related to future services	Change in contractual service margin adjustment estimate		350,007	(84,549)	(659,780)	570,862	(176,540)	(265,458)	—
	Change in unadjusted estimate of contractual service margin		(46,697)	(4,196)	—	—	(158)	(158)	(51,051)
	Initial recognition effect of new contracts for the current period		(991,607)	105,353	—	—	901,945	901,945	15,691

			(688,297)	16,608	(659,780)	570,862	725,247	636,329	(35,360)

Changes related to current service	Contractual service margin amortization		—	—	(536,399)	(215,795)	(162,449)	(914,643)	(914,643)
	Risk-adjusted change		—	(101,902)	—	—	—	—	(101,902)
	Experience adjustment		(105,141)	(8)	—	—	—	—	(105,149)

			(105,141)	(101,910)	(536,399)	(215,795)	(162,449)	(914,643)	(1,121,694)

Changes related to past services	Adjustment of incurred claim elements		21,880	(10,412)	—	—	—	—	11,468

F-2
5
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2023
		Present value estimate		Risk adjustment for	Contractual service margin
		of future cash flows		non-financial risks	Retrospective method	Fair value method	Etc.	Sub-total	Total
Insurance finance income and expenses	Current profit or loss	~~W~~	1,848,652	42,200	203,297	76,583	47,741	327,621	2,218,473
	Other comprehensive income		2,907,587	53,407	—	—	—	—	2,960,994

			4,756,239	95,607	203,297	76,583	47,741	327,621	5,179,467

Cash flow for the period	Insurance premium received		6,209,129	—	—	—	—	—	6,209,129
	Insurance acquisition cash flow payment		(979,176)	—	—	—	—	—	(979,176)
	Payment of insurance benefits and other insurance service expenses		(1,498,217)	—	—	—	—	—	(1,498,217)
	Receipt (payment) of investment elements and refund of insurance premiums		(5,355,137)	—	—	—	—	—	(5,355,137)

			(1,623,401)	—	—	—	—	—	(1,623,401)

Other increase/decrease			(117)	(3)	—	—	—	—	(120)
Ending balance	Insurance contract assets		(743)	124	—	—	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566

	Net insurance contract liabilities	~~W~~	37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122

F-2
5
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
			Present value estimate	Risk adjustment for	Contractual service margin
			of future cash flows	non-financial risks	Retrospective method	Fair value method	Etc.	Sub-total	Total
Beginning balance	Insurance contract assets	~~W~~	(743)	124	—	—	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566

	Net insurance contract liabilities		37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122

Changes related to future services	Change in contractual service margin adjustment estimate		685,902	90,882	(663,935)	257,316	(370,165)	(776,784)	—
	Change in unadjusted estimate of contractual service margin		39,452	382	—	—	460	460	40,294
	Initial recognition effect of new contracts for the current period		(1,395,897)	157,279	—	—	1,266,258	1,266,258	27,640

			(670,543)	248,543	(663,935)	257,316	896,553	489,934	67,934

Changes related to current service	Contractual service margin amortization		—	—	(433,780)	(246,990)	(242,944)	(923,714)	(923,714)
	Risk-adjusted change		—	(119,568)	—	—	—	—	(119,568)
	Experience adjustment		(49,668)	—	—	—	—	—	(49,668)

			(49,668)	(119,568)	(433,780)	(246,990)	(242,944)	(923,714)	(1,092,950)

Changes related to past services	Adjustment of incurred claim elements		44,341	(16,159)	—	—	—	—	28,182

F-2
5
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin
					Retrospective method	Fair value method	Etc.	Sub-total	Total
Insurance finance income and expenses	Current profit or loss	~~W~~	1,399,565	41,292	173,539	83,110	81,754	338,403	1,779,260
	Other comprehensive income		3,130,302	41,156	—	—	—	—	3,171,458

			4,529,867	82,448	173,539	83,110	81,754	338,403	4,950,718

Cash flow for the period	Insurance premium received		6,897,049	—	—	—	—	—	6,897,049
	Insurance acquisition cash flow payment		(1,586,104)	—	—	—	—	—	(1,586,104)
	Payment of insurance benefits and other insurance service expenses		(1,590,554)	—	—	—	—	—	(1,590,554)
	Receipt (payment) of investment elements and refund of insurance premiums		(4,941,397)	—	—	—	—	—	(4,941,397)

			(1,221,006)	—	—	—	—	—	(1,221,006)

Other increase/decrease			(9)	—	—	—	—	—	(9)
Ending balance	Insurance contract assets		(1,325)	203	—	—	71	71	(1,051)
	Insurance contract liabilities		39,847,061	1,346,719	4,848,662	2,876,232	2,044,368	9,769,262	50,963,042

	Net insurance contract liabilities	~~W~~	39,845,736	1,346,922	4,848,662	2,876,232	2,044,439	9,769,333	50,961,991

F-2
5
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(f)	Details of insurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2023 and 2024 are as follow:

		2023
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for onerous contracts issued	~~W~~	2,790,412	975,895	(4,766,973)	98,721	901,945	—
	Onerous contracts issued		154,524	63,685	(209,150)	6,632	—	15,691

		~~W~~	2,944,936	1,039,580	(4,976,123)	105,353	901,945	15,691

		2024
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for onerous contracts issued	~~W~~	5,654,572	1,725,595	(8,794,395)	147,970	1,266,258	—
	Onerous contracts issued		748,281	119,002	(848,952)	9,309	—	27,640

		~~W~~	6,402,853	1,844,597	(9,643,347)	157,279	1,266,258	27,640

F-25
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(g)
The amount expected to be recognized in profit or loss in the future as contractual service margin for insurance contracts that do not apply the premium allocation approach as of December 31, 2023 and 2024 are as follow:

	2023
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	867,208	759,132	1,851,145	2,185,854	4,201,371	9,864,710

	2024
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	613,018	527,795	1,331,128	1,664,754	5,632,638	9,769,333

(h)	The composition details and fair value amounts of basic items of insurance contracts with direct participation characteristics as of December 31, 2023 and 2024 are as follow:

(*)	2023		2024
Cash and amortized cost measurement deposits	~~W~~	322,933	294,963
Financial assets measured at fair value through profit or loss		3,934,491	3,561,126
Amortized cost loan receivables		66,790	32,489
derivatives		674	(150)
Etc.		81,468	69,608

	~~W~~	4,406,356	3,958,036

(*)	As of December 31, 2023 and 2024, the book value of financial assets (liabilities) of variable insurance is ~~W~~ 5,940,453 million and ~~W~~ 5,498,129 million.

F-25
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(i)
The details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2023 and 2024 are as follow:

		2023
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss recovery component		Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	8,453	5,236	45,328	59,017
	Reinsurance contract liabilities		(106,247)	22,662	20,815	(62,770)

	Net reinsurance contract assets (liabilities)		(97,794)	27,898	66,143	(3,753)

Reinsurance revenue	Accrued reinsurance amount		—	—	72,651	72,651
	Changes in incident fulfillment cash flow		—	—	(32,100)	(32,100)
	Etc.		(1)	(115)	—	(116)

			(1)	(115)	40,551	40,435

Reinsurance service expense	Fair value method		(52,637)	—	—	(52,637)
	Etc.		(19,767)	318	—	(19,449)

			(72,404)	318	—	(72,086)

Recovery of investment elements and reinsurance premiums			(152,684)	—	152,684	—
Reinsurance finance income and expense	Current profit or loss		(2,156)	29	1,263	(864)
	Other comprehensive income		(28,793)	384	116	(28,293)

		~~W~~	(30,949)	413	1,379	(29,157)

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2023
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss recovery component		Loss recovery component
Cash flow for the period	Reinsurance premium paid	~~W~~	229,319	—	—	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	(43,405)	(43,405)
	Receipt of investment elements and recovery of reinsurance premiums		—	—	(152,052)	(152,052)

			229,319	—	(195,457)	33,862

Other increase/decrease			745	(347)	(47)	351
Ending balance	Reinsurance contract assets		19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)

	Net reinsurance contract assets (liabilities)	~~W~~	(123,768)	28,167	65,253	(30,348)

F-2
60

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss recovery component		Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)

	Net reinsurance contract assets (liabilities)		(123,768)	28,167	65,253	(30,348)

Reinsurance revenue	Accrued reinsurance amount		—	—	89,856	89,856
	Changes in incident fulfillment cash flow		—	—	(29,334)	(29,334)
	Etc.		10	(7,391)	—	(7,381)

			10	(7,391)	60,522	53,141

Reinsurance service expense	Fair value method		(28,839)	—	—	(28,839)
	Etc.		(28,514)	—	—	(28,514)

			(57,353)	—	—	(57,353)

Recovery of investment elements and reinsurance premiums			(143,510)	—	143,510	—
Reinsurance finance income and expense	Current profit or loss		(1,350)	37	1,375	62
	Other comprehensive income		(2,685)	244	350	(2,091)

		~~W~~	(4,035)	281	1,725	(2,029)

F-2
61

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Remaining coverage elements			Incurred claim elements	Total
		Excluding loss recovery component		Loss recovery component
Cash flow for the period	Reinsurance premium paid	~~W~~	221,033	—	—	221,033
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	(33,580)	(33,580)
	Receipt of investment elements and recovery of reinsurance premiums		2,348	—	(142,968)	(140,620)

			223,381	—	(176,548)	46,833

Other increase/decrease			(549)	(64)	—	(613)
Ending balance	Reinsurance contract assets		47,331	3,806	56,552	107,689
	Reinsurance contract liabilities		(153,155)	17,187	37,910	(98,058)

	Net reinsurance contract assets (liabilities)	~~W~~	(105,824)	20,993	94,462	9,631

F-2
62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(j)
Details of changes in the remaining coverage elements and incurred claim elements of reinsurance contract assets (liabilities) applying the premium allocation approach for the years ended December 31, 2023 and 2024 are as follow:

		2023
		Remaining coverage elements			Incurred claim elements		Total
		Excluding loss recovery component		Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	26,901	75	2,659	120	29,755
	Reinsurance contract liabilities		—	—	(33)	—	(33)

	Net reinsurance contract assets (liabilities)		26,901	75	2,626	120	29,722

Reinsurance revenue	Accrued reinsurance amount		—	—	2,813	79	2,892
	Changes in incident fulfillment cash flow		—	1,194	318	(71)	1,441
	Etc.		217	—	—	—	217

			217	1,194	3,131	8	4,550

Reinsurance service expense			(10,104)	—	—	—	(10,104)
Recovery of investment elements and reinsurance premiums			—	—	—	—	—
Reinsurance finance income and expense	Current profit or loss		915	—	27	3	945
	Other comprehensive income		—	—	9	1	10

			915	—	36	4	955

Cash flow for the period	Reinsurance premium paid		3,716	—	—	—	3,716
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	(1,079)	—	(1,079)
	Receipt of investment elements and recovery of reinsurance premiums		—	—	—	—	—

			3,716	—	(1,079)	—	2,637

Other increase/decrease			(1,733)	(49)	(489)	(28)	(2,299)
Ending balance	Reinsurance contract assets		19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	—	(19)	—	(78)

	Net reinsurance contract assets (liabilities)	~~W~~	19,912	1,220	4,225	104	25,461

F-2
6
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Remaining coverage elements			Incurred claim elements		Total
		Excluding loss recovery component		Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	—	(19)	—	(78)

	Net reinsurance contract assets (liabilities)		19,912	1,220	4,225	104	25,461

Reinsurance revenue	Accrued reinsurance amount		—	—	15,934	564	16,498
	Changes in incident fulfillment cash flow		—	(255)	3,476	838	4,059
	Etc.		(120)	—	—	—	(120)

			(120)	(255)	19,410	1,402	20,437

Reinsurance service expense			(18,052)	—	—	—	(18,052)
Recovery of investment elements and reinsurance premiums			—	—	—	—	—
Reinsurance finance income and expense	Current profit or loss		2,071	—	97	7	2,175
	Other comprehensive income		—	—	14	4	18

			2,071	—	111	11	2,193

Cash flow for the period	Reinsurance premium paid		2,128	—	—	—	2,128
	Recovery of reinsurance proceeds and other reinsurance profits		—	—	33,051	—	33,051
	Receipt of investment elements and recovery of reinsurance premiums		—	—	—	—	—

			2,128	—	33,051	—	35,179

Other increase/decrease			45,500	—	(33,658)	—	11,842
Ending balance	Reinsurance contract assets		51,439	965	23,144	1,517	77,065
	Reinsurance contract liabilities		—	—	(5)	—	(5)

	Net reinsurance contract assets (liabilities)	~~W~~	51,439	965	23,139	1,517	77,060

F-2
6
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(k)	Changes by measurement element in reinsurance contract assets (liabilities) for which the premium allocation approach was not applied for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(52,365)	16,522	47,211	47,649	94,860	59,017
	Reinsurance contract liabilities		(168,825)	22,870	68,110	15,075	83,185	(62,770)

	Net reinsurance contract assets (liabilities)		(221,190)	39,392	115,321	62,724	178,045	(3,753)

Changes related to future services	Change in contractual service margin adjustment estimate		42,958	4,630	(71,099)	24,721	(46,378)	1,210
	Initial recognition effect of new contracts for the current period		(10,008)	1,254	—	8,924	8,924	170

			32,950	5,884	(71,099)	33,645	(37,454)	1,380

Changes related to current service	Contractual service margin amortization		—	—	(8,120)	(7,269)	(15,389)	(15,389)
	Risk-adjusted change		—	(2,485)	—	—	—	(2,485)
	Experience adjustment		16,943	—	—	—	—	16,943

			16,943	(2,485)	(8,120)	(7,269)	(15,389)	(931)

Changes related to past services	Adjustment of accident factors	~~W~~	(31,062)	(1,038)	—	—	—	(32,100)

F-2
6
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2023
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expenses	Current profit or loss	~~W~~	(8,686)	1,711	3,188	2,923	6,111	(864)
	Other comprehensive income		(31,987)	3,694	—	—	—	(28,293)

			(40,673)	5,405	3,188	2,923	6,111	(29,157)

Cash flow for the period	Reinsurance premium paid		229,319	—	—	—	—	229,319
	Recovery of reinsurance proceeds and other reinsurance profits		(43,405)	—	—	—	—	(43,405)
	Receipt of investment elements and refund of insurance premiums		(152,052)	—	—	—	—	(152,052)

			33,862	—	—	—	—	33,862

Other increase/decrease			351	—	—	—	—	351

Ending balance	Reinsurance contract assets		(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)

	Net reinsurance contract assets (liabilities)	~~W~~	(208,819)	47,158	39,290	92,023	131,313	(30,348)

F-2
6
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)

	Net reinsurance contract assets (liabilities)		(208,819)	47,158	39,290	92,023	131,313	(30,348)

Changes related to future services	Change in contractual service margin adjustment estimate		(186,989)	4,806	121,614	52,954	174,568	(7,615)
	Initial recognition effect of new contracts for the current period		(46,121)	4,672	—	42,929	42,929	1,480

			(233,110)	9,478	121,614	95,883	217,497	(6,135)

Changes related to current service	Contractual service margin amortization		—	—	11,035	(10,844)	191	191
	Risk-adjusted change		—	(2,982)	—	—	—	(2,982)
	Experience adjustment		34,048	—	—	—	—	34,048

			34,048	(2,982)	11,035	(10,844)	191	31,257

Changes related to past services	Adjustment of accident factors	~~W~~	(27,816)	(1,518)	—	—	—	(29,334)

F-26
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Etc.	Sub-total
Reinsurance finance income and expenses	Current profit or loss	~~W~~	(7,595)	1,758	1,699	4,200	5,899	62
	Other comprehensive income		(7,320)	5,229	—	—	—	(2,091)

			(14,915)	6,987	1,699	4,200	5,899	(2,029)

Cash flow for the period	Reinsurance premium paid		221,033	—	—	—	—	221,033
	Recovery of reinsurance proceeds and other reinsurance profits		(33,580)	—	—	—	—	(33,580)
	Receipt of investment elements and refund of insurance premiums		(140,620)	—	—	—	—	(140,620)

			46,833	—	—	—	—	46,833

Other increase/decrease			(672)	—	—	59	59	(613)

Ending balance	Reinsurance contract assets		(81,178)	19,688	78,043	91,136	169,179	107,689
	Reinsurance contract liabilities		(323,273)	39,435	95,595	90,185	185,780	(98,058)

	Net reinsurance contract assets (liabilities)	~~W~~	(404,451)	59,123	173,638	181,321	354,959	9,631

F-26
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(l)	Details of reinsurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2023 and 2024 are as follow:

		2023
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	(71,470)	—	61,101	1,104	9,307	42
	Net profit contract set		(6,322)	—	6,683	150	(383)	128

		~~W~~	(77,792)	—	67,784	1,254	8,924	170

		2024
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contract recognized for the first time in the period	Except for net profit contract set	~~W~~	(160,095)	—	109,889	3,098	47,598	490
	Net profit contract set		(64,074)	—	68,159	1,574	(4,669)	990

		~~W~~	(224,169)	—	178,048	4,672	42,929	1,480

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(m)
The amount of contractual service margin for reinsurance contracts that do not apply the premium allocation approach as of December 31, 2023 and 2024 is expected to be recognized in profit or loss in the future as follows:

	2023
	Less than 1 year		1~2 years	2~5 year	5~10 year	More than 10 years	Total
Reinsurance contract assets	~~W~~	(5,256)	(4,777)	(12,166)	(15,305)	(33,455)	(70,959)
Reinsurance contract liabilities		(5,692)	(4,947)	(11,507)	(12,251)	(25,957)	(60,354)

	~~W~~	(10,948)	(9,724)	(23,673)	(27,556)	(59,412)	(131,313)

	2024
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Reinsurance contract assets	~~W~~	(12,551)	(11,363)	(29,455)	(38,460)	(77,350)	(169,179)
Reinsurance contract liabilities		(13,874)	(12,036)	(30,495)	(35,569)	(93,806)	(185,780)

	~~W~~	(26,425)	(23,399)	(59,950)	(74,029)	(171,156)	(354,959)

F-2
70

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

(n)	Details of insurance profits and losses for the years ended December 31, 2023 and 2024 are as follows:

		2023
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	776,917	706,136	90,916	1,573,969
	Risk-adjusted change amount		55,712	36,036	24,797	116,545
	Contractual service margin amortization		536,399	215,795	162,449	914,643
	Recovery of insurance acquisition cash flows		133,781	337	128,162	262,280
	Etc. (*)		(18,762)	65	11,218	(7,479)

			1,484,047	958,369	417,542	2,859,958
Premium allocation approach			29,504	—	10,137	39,641

Insurance revenue subtotal			1,513,551	958,369	427,679	2,899,599

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		794,824	644,118	74,638	1,513,580
	Changes in incident fulfillment cash flow		(5,104)	14,944	1,628	11,468
	Costs related to onerous contracts		(74,960)	8,286	31,314	(35,360)
	Amortization of insurance acquisition cash flows		133,868	337	128,075	262,280
	Etc. (*)		(10,235)	1,451	(28,812)	(37,596)

			838,393	669,136	206,843	1,714,372
Premium allocation approach			37,657	—	(3,250)	34,407

Insurance service expenses subtotal		~~W~~	876,050	669,136	203,593	1,748,779

F-2
71

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2023
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	27	67,051	5,573	72,651
	Changes in incident fulfillment cash flow		2	(29,952)	(2,150)	(32,100)
	Etc. (*)		(1)	(2,021)	1,906	(116)

			28	35,078	5,329	40,435
Premium allocation approach			4,550	—	—	4,550

Reinsurance revenue subtotal			4,578	35,078	5,329	44,985

Unapplied premium allocation approach	Expected reinsurance amount		—	41,537	7,324	48,861
	Risk-adjusted change amount		—	3,227	626	3,853
	Contractual service margin amortization		—	8,120	7,269	15,389
	Etc. (*)		—	(247)	4,230	3,983

			—	52,637	19,449	72,086
Premium allocation approach			5,375	—	4,729	10,104

Reinsurance service expense subtotal			5,375	52,637	24,178	82,190

		~~W~~	636,704	271,674	205,237	1,113,615

F-2
72

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Expected insurance premiums and other expected insurance service expenses	~~W~~	769,737	685,765	199,933	1,655,435
	Risk-adjusted change amount		48,040	35,437	46,946	130,423
	Contractual service margin amortization		433,780	246,990	242,944	923,714
	Recovery of insurance acquisition cash flows		116,454	379	243,578	360,411
	Etc. (*)		(13,242)	(371)	(4,371)	(17,984)

			1,354,769	968,200	729,030	3,051,999
Premium allocation approach			64,109	—	445	64,554

Insurance revenue subtotal			1,418,878	968,200	729,475	3,116,553

Unapplied premium allocation approach	Accrued insurance premiums and other incurred insurance service expenses		775,573	652,193	219,202	1,646,968
	Changes in incident fulfillment cash flow		(2,310)	26,060	4,432	28,182
	Costs related to loss-bearing contracts		42,867	4,682	20,385	67,934
	Amortization of insurance acquisition cash flows		116,636	379	243,396	360,411
	Etc. (*)		(10,455)	883	(38,758)	(48,330)

			922,311	684,197	448,657	2,055,165
Premium allocation approach			75,029	—	1,366	76,395

Insurance service expense subtotal		~~W~~	997,340	684,197	450,023	2,131,560

F-2
7
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

28.	Insurance contract liabilities (continued)

		2024
		Retroactive modification method		Fair value method	Etc.	Total
Unapplied premium allocation approach	Accrued reinsurance amount	~~W~~	67	68,816	20,973	89,856
	Changes in incident fulfillment cash flow		58	(27,421)	(1,971)	(29,334)
	Etc. (*)		53	(11,372)	3,938	(7,381)

			178	30,023	22,940	53,141
Premium allocation approach			20,437	—	—	20,437

Reinsurance revenue subtotal			20,615	30,023	22,940	73,578

Unapplied premium allocation approach	Expected reinsurance amount		—	39,319	13,689	53,008
	Risk-adjusted change amount		—	2,861	1,066	3,927
	Contractual service margin amortization		—	(11,035)	10,844	(191)
	Etc. (*)		—	(2,306)	2,915	609

			—	28,839	28,514	57,353
Premium allocation approach			18,052	—	—	18,052

Reinsurance service expense subtotal			18,052	28,839	28,514	75,405

		~~W~~	424,101	285,187	273,878	983,166

F-2
7
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

29.	Insurance finance income and expense

Details	of insurance finance income and expense for the years ended December 31, 2023 and 2024 are as follows:

			2023
			Life insurance				Non-life insurance			Total
			General		Variable	Retirement	Long-term	General	Car
Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	13,656	—	—	—	—	—	13,656
		Etc.		38,384	91,062	—	—	—	—	129,446

				52,040	91,062	—	—	—	—	143,102
	Reinsurance contract	Etc.		—	—	—	—	-38	—	-38

				52,040	91,062	—	—	-38	—	143,064
Insurance finance expenses	Insurance contract	Exchange rate fluctuation effect		19,345	—	—	—	—	—	19,345
		Etc.		935	638,881	—	—	—	—	639,816

				20,280	638,881	—	—	—	—	659,161

Total insurance finance income and expense recognized in current profit or loss				31,760	(547,819)	—	—	(38)	—	(516,097)
Insurance finance income and expense recognized as other comprehensive income (*)				(2,970,845)	9,841	—	(15)	—	—	(2,961,019)
Reinsurance finance income and expense recognized in other comprehensive income (*)				(28,276)	—	—	(7)	—	—	(28,283)

Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	(2,967,361)	(537,978)	—	(22)	(38)	—	(3,505,399)

(*)	Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

F-2
7
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

29.	Insurance finance income and expense (continued)

			2024
			Life insurance				Non-life insurance			Total
			General		Variable	Retirement	Long-term	General	Car
Insurance finance income	Insurance contract	Exchange rate fluctuation effect	~~W~~	13,896	—	—	—	—	—	13,896
		Etc.		21,762	166,710	—	—	2	—	188,474

				35,658	166,710	—	—	2	—	202,370
	Reinsurance contract	Etc.		40	—	—	—	(47)	—	(7)

				35,698	166,710	—	—	(45)	—	202,363
Insurance finance expense	Insurance contract	Exchange rate fluctuation effect		48,410	—	—	—	—	—	48,410
		Etc.		1,176	252,216	—	—	—	—	253,392

				49,586	252,216	—	—	—	—	301,802

Total insurance finance income and expense recognized in current profit or loss				(13,888)	(85,506)	—	—	(45)	—	(99,439)
Insurance finance income and expense recognized as other comprehensive income (*)				(3,124,198)	(47,215)	—	(47)	(26)	—	(3,171,486)
Reinsurance finance income and expense recognized in other comprehensive income (*)				(2,098)	—	—	7	18	—	(2,073)

Total insurance finance income and expense recognized in profit or loss and other comprehensive income			~~W~~	(3,140,184)	(132,721)	—	(40)	(53)	—	(3,272,998)

(*)	Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

F-2
7
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

30.	Investment contract liabilities
Details of investment contract liabilities as of December 31, 2023 and 2024 are as follow:

	2023		2024
Financial liabilities measured at amortized cost (*)	~~W~~	1,572,685	1,165,022

(*)	This is retirement pension policyholder reserve.

31.	Other liabilities
Other liabilities as of December 31, 2023 and 2024 are as follows:

	2023		2024
Lease liabilities (*)	~~W~~	613,914	890,689
Accounts payable		18,917,257	15,140,873
Accrued expenses		5,877,135	7,023,165
Dividend payable		8,809	7,997
Advance received		168,940	198,317
Unearned income		492,886	453,706
Withholding value-added tax and other taxes		876,814	1,020,113
Securities deposit received		2,552,266	2,252,424
Foreign exchange settlement pending		302,322	551,196
Domestic exchange settlement pending		9,238,159	1,806,106
Payable from trust account		6,537,565	8,174,066
Due to agencies		801,976	1,178,661
Deposits for subscription		30,729	61,578
Sundry liabilities		2,394,202	2,198,383
Others		45,221	54,133
Present value discount		(135,855)	(131,898)

	~~W~~	48,722,340	40,879,509

(*)
As of December 31, 2023 and 2024, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2023, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
23,272 million, cash outflows from leases are
~~W~~
293,240 million, and interest expense on lease liabilities is
~~W~~
18,855 million. For the year ended December 31, 2024, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
1,987 million, cash outflows from leases are
~~W~~
299,061 million, and interest expense on lease liabilities is
~~W~~
22,787 million.

F-27
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity

(a)	Equity as of December 31, 2023 and 2024 are as follows:

	2023		2024
Capital stock (*1):
Common stock	~~W~~	2,695,586	2,695,586
Preferred stock		274,055	274,055

		2,969,641	2,969,641

Hybrid bond		4,001,731	4,600,121

Capital surplus:
Share premium		11,352,744	11,352,744
Others		742,224	742,224

		12,094,968	12,094,968

Capital adjustments		(658,664)	(807,114)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at fair value through other comprehensive income		(3,503,542)	(2,314,518)
Equity in other comprehensive loss of associates		(970)	5,701
Foreign currency translation adjustments for foreign operations		(118,517)	296,489
Net loss from cash flow hedges		(35,108)	3,406
Remeasurement of net defined benefit liabilities (assets)		(292,328)	(354,087)
Changes in own credit risk on financial liabilities designated under fair value option		(3,884)	(5,569)
Net finance income on insurance contract assets (liabilities)		2,866,623	532,388
Net finance income on reinsurance contract assets (liabilities)		13,273	11,750

		(1,074,453)	(1,824,440)

Retained earnings (*2), (*3), (*4)		36,387,314	39,020,580
Non-controlling interest (*5)		2,601,328	2,767,277

	~~W~~	56,321,865	58,821,033

(*1)	Due to profit retirement, the capital is different from the total face value of issued stocks.
(*2)
As of December 31, 2023 and 2024, profits reserved by the Group in accordance with Article 53 of the Financial Holding Companies Act amounted to
~~W~~
2,698,360 million and
~~W~~
2,865,461 million, respectively.

(*3)	As of December 31, 2023 and 2024, the regulatory reserve for loan losses the Group appropriated in retained earnings are ~~W~~ 21,078 million and ~~W~~ 20,656 million, respectively.
(*4)	As of December 31, 2024, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. amounted to  ~~W~~  23,606,325 million.
(*5)	As of December 31, 2023 and 2024, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd. issued are ~~W~~ 2,437,561 million and

F-27
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

~~W~~
2,587,478 million, respectively, and are recognized as
non-controlling
interests. And, for the years ended December 31, 2023 and 2024, the amounts of dividends paid for the hybrid bonds of Shinhan Bank, Jeju Bank, Shinhan Capital Co,.Ltd. and Shinhan Life Insurance Co., Ltd.
~~W~~
106,715 million and
~~W~~
104,400 million, respectively, are allocated to profit attributed to non-controlling
interest.

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2023 and 2024 are as follows:

	2023			2024
Number of authorized shares			1,000,000,000		1,000,000,000
Types of stock		Common stocks	Preferred stocks	Common stocks	Preferred stocks
Par value per share in won	~~W~~	5,000	—	5,000	—
Number of issued common stocks		512,759,471	—	503,445,325	—
Capital stock (*)	~~W~~	2,695,586	274,055	2,695,586	274,055

(*)	Due to profit retirement, the capital is different from the total face value of issued stocks.

(ii)	The details of changes in the number of common shares outstanding as of December 31, 2023 and 2024 are as follows:

	2023	2024
Beginning balance	508,778,517	512,753,119
Increase	17,482,000	6,353
Decrease	(13,507,398)	(13,899,708)
Ending balance	512,753,119	498,859,764

(iii)	The details of convertible preferred stock as of December 31, 2023 and 2024 are as follows:

	2023	2024
Beginning balance	17,482,000	—
Decrease (*)	(17,482,000)	—
Ending balance	—	—

(*)	Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

(c)	Hybrid bonds
Hybrid bonds classified as other equity instruments as of December 31, 2023 and 2024 are as follows:

	Issue date	Maturity date	Interest rate (%)	2023		2024
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	199,455
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	June 28, 2019	Perpetual bond	3.27		199,476	—
	September 17, 2020	Perpetual bond	3.12		448,699	448,699
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		—	398,833
	September 12, 2024	Perpetual bond	4.00		—	399,033

USD	May 12, 2021	Perpetual bond	2.88		556,007	556,007

				~~W~~	4,001,731	4,600,121

(*)	For the year ended December 31, 2024, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,134 million.
The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the controlling company has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

(d)	Capital adjustments

(i)	Changes in capital adjustments for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Beginning balance	~~W~~	(582,859)	(658,664)
Acquisition of treasury stocks		(485,947)	(700,000)
Disposal and retirement of treasury stocks		485,947	450,297
Repayments of hybrid bonds		(102,350)	102,143
Other transactions with owners		26,545	(890)

Ending balance	~~W~~	(658,664)	(807,114)

F-2
80

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

(ii)	Details of treasury stock acquisition for the years ended December 31, 2023 and 2024 are as follows:

	2023			2024
	The number of share	Carrying amount		The number of share	Carrying amount
Beginning balance	6,352	~~W~~	227	6,352	~~W~~	227
Acquisition	13,507,398		485,947	13,899,708		700,000
Disposal	—		—	(6,353)		(227)
Retirement (*)	(13,507,398)		(485,947)	(9,314,146)		(450,000)

Ending balance	6,352	~~W~~	227	4,585,561	~~W~~	250,000

(*)
For the year ended December 31, 2023, the Group acquired treasury stocks for retirement, and the retirement of 3,676,470 shares, 4,243,281 shares, 2,842,929 shares and 2,744,718 shares was completed on March 28, 2023, June 16, 2023, August 31, 2023 and December 27, 2023, respectively. For the year ended December 31, 2024, the Group acquired treasury stocks for retirement, and the retirement of 3,366,257 shares, 5,947,889 shares was completed on March 22, 2024, November 1, 2024, respectively.

F-2
8
1

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

(e)	Accumulated other comprehensive income
Changes in accumulated other comprehensive income for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
	Items that are or may be reclassified to profit or loss									Items that will never be reclassified to profit or loss
	Gain (loss) on securities at fair value through other comprehensive income		Gain (loss) on valuation of financial asset measured at FVTPL (overlay approach)	Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Other Comprehensive income of separate account	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk	Total
Beginning balance	~~W~~	(730,295)	141,821	7,623	(125,219)	(26,471)	(22,850)	—	—	(343,124)	(28)	115,423	(1,816)	(984,936)
Adjustment on initial application of IFRS 17		(137,385)	(141,821)	—	—	347	22,850	333,178	—	—	—	2,544	—	79,713
Beginning balance (restated)		(867,680)	—	7,623	(125,219)	(26,124)	—	333,178	—	(343,124)	(28)	117,967	(1,816)	(905,223)
Change due to fair value		(8,059,410)	—	(16,914)	—	—	—	6,396,337	46,320	—	9	10,880	(5,919)	(1,628,697)
Reclassification:
Change due to impairment or disposal		(37,142)	—	(7,333)	—	—	—	—	—	—	—	—	—	(44,475)
Effect of hedge accounting		—	—	—	—	(190,372)	—	—	—	—	—	—	—	(190,372)
Hedging		63,480	—	—	(25,793)	87,491	—	—	—	—	—	—	—	125,178
Effects from changes in foreign exchange rate		—	—	—	40,679	—	—	—	—	—	—	(823)	—	39,856
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	—	—	348,017	—	—	—	348,017
Deferred income taxes		2,110,516	—	8,489	(154)	32,617	—	(1,690,434)	(12,275)	(96,026)	(14)	(9,171)	1,170	344,718
Transfer to other account		—	—	—	—	—	—	—	—	—	42	(2,134)	1,410	(682)
Non-controlling interests		3,586	—	—	(1,796)	—	—	—	—	(860)	—	—	—	930

Ending balance	~~W~~	(6,786,650)	—	(8,135)	(112,283)	(96,388)	—	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)

F-2
82

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

	2023
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	—	—	(2,961,019)	(28,283)	—	—	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	—	—	—	—	—	—	—	4,199	5,077	474,619
Effect of hedge accounting		—	—	—	(69,484)	—	—	—	—	—	—	(69,484)
Hedging		(28,044)	—	(3,903)	152,927	—	—	—	—	—	—	120,980
Effects from changes in foreign exchange rate		—	—	2,316	—	—	—	—	—	2,862	—	5,178
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	(272,792)	—	—	—	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	—	(3,402)	(465)	(302,295)
Transfer to other account		—	—	—	—	—	—	—	—	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	—	11	—	—	—	522	—	—	—	(3,795)

Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

F-2
8
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

	2024
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at fair value through other comprehensive income		Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure - ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at fair value through other comprehensive income	Gain (loss) on financial Liabilities measured at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,465,249	16,732	—	—	(3,171,476)	(2,077)	—	—	55,179	(8,616)	(1,645,009)
Reclassification:
Change due to impairment or disposal		119,594	—	(593)	—	—	—	—	—	—	—	119,001
Effect of hedge accounting		—	—	—	(582,424)	—	—	—	—	—	—	(582,424)
Hedging		(30,371)	—	(221,221)	634,645	—	—	—	—	—	—	383,053
Effects from changes in foreign exchange rate		—	(7,668)	624,565	—	—	—	—	—	13,017	—	629,914
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	(83,937)	—	—	—	(83,937)
Deferred income taxes		(407,849)	(2,393)	13,431	(13,707)	837,241	554	21,794	—	(17,609)	2,275	433,737
Transfer to other account		—	—	—	—	—	—	—	—	(7,329)	4,656	(2,673)
Non-controlling interests		(857)	—	(1,176)	—	—	—	384	—	—	—	(1,649)

Ending balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)

F-2
8
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

(f)	Appropriation of retained earnings
The appropriation of retained earnings for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Date of appropriation:	March 26, 2024		March 26, 2025
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	5,033,475	4,672,650
Retirement of treasury stock		(486,999)	(450,402)
Dividend to hybrid bonds		(189,672)	(176,945)
Interim dividends		(817,122)	(820,287)
Net income		1,671,011	1,619,867

		5,210,693	4,844,883

Transfer from voluntary reserves
Loan loss reserve reversal amount		422	194

		5,211,115	4,845,077

Appropriation of retained earnings:
Legal reserve		167,101	104,180
Dividends on common stocks paid		268,697	267,755
Loss on repayments of hybrid bonds		102,667	524

		538,465	372,459

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,672,650	4,472,618

(*)	These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Financial Group.

(g)	Regulatory reserve for loan losses
In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.
i) Changes in regulatory reserve for loan losses including
non-controlling
interests as of December 31, 2023 and 2024 are as follows:

	2023		2024
Beginning balance	~~W~~	3,609,851	3,456,487
Expected reversal of regulatory reserve for loan losses		(153,364)	512,852

Ending balance	~~W~~	3,456,487	3,969,339

F-2
8
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

32.	Equity (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2023 and 2024 are as follows:

	2023		2024
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,368,035	4,450,177
Provision for regulatory reserve for loan losses		151,357	(512,278)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	4,519,392	3,937,899

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		8,361	7,779

(*)	Dividends for hybrid bonds are deducted.

33.	Dividends

(a)	The interim dividends paid for the years ended December 31, 2022, 2023 and 2024 are as follows:

2022
Dividend base date		Amount
March 31, 2022 (1 st Quarter)	Common stock ( ~~W~~ 400 per share)	~~W~~	206,277
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	213,270

June 30, 2022 (2 nd Quarter)	Common stock ( ~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	212,164

September 30, 2022 (3 rd Quarter)	Common stock ( ~~W~~ 400 per share)	~~W~~	205,171
	Convertible preferred stock ( ~~W~~ 400 per share)		6,993

		~~W~~	212,164

		~~W~~	637,598

2023
Dividend base date		Amount
March 31, 2023 (1 st Quarter)	Common stock ( ~~W~~ 525 per share)	~~W~~	265,179
	Convertible preferred stock ( ~~W~~ 525 per share)		9,178

		~~W~~	274,357

June 30, 2023 (2 nd Quarter)	Common stock ( ~~W~~ 525 per share)	~~W~~	272,129

September 30, 2023 (3 rd Quarter)	Common stock ( ~~W~~ 525 per share)	~~W~~	270,636

		~~W~~	817,122

F-2
8
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

33.	Dividends (continued)

2024
Dividend base date		Amount
March 31, 2024 (1 st Quarter)	Common stock ( ~~W~~ 540 per share)	~~W~~	275,069

June 30, 2024 (2 nd Quarter)	Common stock ( ~~W~~ 540 per share)	~~W~~	273,358

September 30, 2024 (3 rd Quarter)	Common stock ( ~~W~~ 540 per share)	~~W~~	271,860

		~~W~~	820,287

(b)	Details of dividends recognized as distributions to stockholders for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Common Stock:
Total number of shares issued and outstanding		508,784,869	512,759,471	503,445,325
Par value per share in won		5,000	5,000	5,000
Dividend per share in won (*3)		865	525	540
Dividends (*1), (*2)	~~W~~	440,093	268,697	267,755

Dividend rate per share (*3)		17.3%	10.5	10.8

Preferred Stock:
Total number of shares issued and outstanding		17,482,000	—	—
Par value per share in won		5,000	—	—
Dividend per share in won		865	—	—
Dividends	~~W~~	15,122	—	—

Dividend rate per share		17.3%	—	—

Record date (*4)		2022-12-31	2024-02-23	2025-02-21

(*1)	The current dividend (plan) is expected to be approved on March 26, 2025, and has not been recognized as a distribution to owners during the period.
(*2)	The dividend applies to common shares excluding treasury shares, with 7,603,260 treasury shares acquired between the end of the reporting period and the dividend record date being excluded.
(*3)
The amount excludes
 quarterly dividends
.

When
including quarterly dividends, dividends per share are
~~W~~
2,065,
~~W~~
2,100 and
~~W~~
2,160 for the years ended December 31, 2022, 2023 and 2024, respectively, and dividend rate per share are 41.3%, 42.0% and 43.2% for the years ended December 31, 2022, 2023 and 2024, respectively.

(*4)
The Articles of Incorporation were amended through a resolution of the Board of Directors at the regular general meeting of shareholders on March 23, 2023, to allow the determination of the dividend record date by the Board’s decision. The dividend record date for the annual dividend of 2024 is February 21, 2025.

F-28
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

33.	Dividends (continued)

(c)	The details of dividends paid by the Group related to the preferred stock issued for the years ended December 31, 2022 and 2023 are as follows:

	2022
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock	17,482,000	2,065	36,101	42,900	4.81

	2023
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred stock (*)	17,482,000	525	9,178	42,900	1.22

(*)	Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023, and dividends were paid before conversion.

(d)	Dividends for hybrid bond is calculated as follows for the years ended December 31, 2022, 2023 and 2024:

	2022		2023	2024
Amount of hybrid bond	~~W~~	4,212,700	4,014,550	4,614,550
Interest rate (%)		2.88 ~ 5.88	2.88 ~ 5.40	2.88 ~ 5.40

Dividends	~~W~~	156,277	189,672	176,945

F-2
8
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

34.	Operating revenue
Operating revenue for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Interest income	~~W~~	20,092,325	27,579,211	29,209,338
Fees and commission income		3,884,346	4,175,243	4,295,366
Insurance income		2,741,730	2,899,599	3,116,553
Reinsurance income		36,274	44,985	73,578
Insurance finance income		850,940	143,064	202,363
Dividend income		177,569	181,486	239,097
Net gain on financial instruments measured at fair value through profit or loss		2,452,828	4,254,811	4,264,126
Gain on trading derivatives measured at fair value through profit or loss		21,732,749	17,208,758	22,397,247
Net gain on financial instruments designated at fair value through profit or loss		914,386	438,709	252,924
Net gain on foreign currency transaction		4,282,148	3,201,023	8,084,564
Net gain on disposal of securities at fair value through other comprehensive income		26,427	50,793	197,708
Net gain on disposal of securities at amortized cost		4	358	—
Reversal of credit loss allowance		5,013	136	4,311
Gain related to hedging derivates		1,122,823	422,074	753,798
Other operating income		495,747	732,379	973,306

	~~W~~	58,815,309	61,332,629	74,064,279

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

35.	Net interest income
Net interest income for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Interest income:
Cash and due from banks at amortized cost	~~W~~	281,575	590,831	780,046
Deposits at FVTPL		1,329	—	133
Securities at FVTPL		924,346	1,396,409	1,693,064
Securities at FVOCI		1,846,888	2,357,108	2,744,083
Securities at amortized cost		691,798	1,062,110	1,101,721
Loans at amortized cost		16,064,617	21,676,818	22,410,903
Loans at FVTPL		69,146	120,815	100,122
Insurance finance interest income		119,801	240,534	219,409
Others		92,825	134,586	159,857

		20,092,325	27,579,211	29,209,338

Interest expense:
Deposits		(4,642,670)	(9,790,811)	(10,220,774)
Financial liabilities designated at FVTPL		(1,296)	(9,804)	(13,292)
Borrowings		(938,641)	(1,895,913)	(1,862,406)
Debt securities issued		(1,901,458)	(2,735,421)	(3,408,678)
Insurance finance interest expense		(1,792,702)	(1,945,318)	(1,901,536)
Others		(218,705)	(384,022)	(400,350)

		(9,495,472)	(16,761,289)	(17,807,036)

Net interest income	~~W~~	10,596,853	10,817,922	11,402,302

F-2
90

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

36.	Net fees and commission income
Net fees and commission income for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Fees and commission income:
Credit placement fees	~~W~~	68,101	75,930	73,339
Commission received as electronic charge receipt		147,727	146,037	147,625
Brokerage fees		340,367	369,175	392,836
Commission received as agency		136,114	134,432	153,684
Investment banking fees		232,512	165,366	228,976
Commission received in foreign exchange activities		295,161	295,722	361,341
Trust management fees		308,353	299,600	249,586
Credit card fees		1,202,129	1,378,200	1,311,422
Operating lease fees (*)		478,374	600,283	651,691
Others		675,508	710,498	724,866

		3,884,346	4,175,243	4,295,366

Fees and commission expense:
Credit-related fee		(37,313)	(45,739)	(49,924)
Credit card fees		(895,787)	(930,044)	(966,303)
Others		(537,704)	(552,254)	(564,265)

		(1,470,804)	(1,528,037)	(1,580,492)

Net fees and commission income	~~W~~	2,413,542	2,647,206	2,714,874

(*)	Among operating lease fees recognized for the years ended December 31, 2022, 2023 and 2024, there is no variable lease fee income which does not vary by index or rate.

37.	Dividend income
Dividend income for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Securities at FVTPL	~~W~~	144,869	121,347	152,990
Securities at FVOCI		32,700	60,139	86,107

	~~W~~	177,569	181,486	239,097

F-2
91

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

38.	Net gain (loss) on financial instruments measured at fair value through profit or loss
Net gain (loss) on financial instruments measured at fair value through profit or loss for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Net gain (loss) on due from banks measured at FVTPL
Gain (loss) on valuation	~~W~~	(10,600)	3,964	(711)

Net gain (loss) on loans measured at FVTPL
Loss on valuation		(35,653)	(6,562)	(2,755)
Gain on sale		14,062	36,774	90,227

		(21,591)	30,212	87,472

Net gain (loss) on securities measured at FVTPL
Debt securities
Gain (loss) on valuation		(677,327)	755,501	663,877
Gain (loss) on sale		(244,263)	197,148	(39,354)
Other gains		590,933	624,282	803,645

		(330,657)	1,576,931	1,428,168

Equity securities
Gain (loss) on valuation		(337,302)	540,188	161,316
Gain (loss) on sale		(284,267)	428,947	485,566

		(621,569)	969,135	646,882

Other
Gain on valuation		2,089	11,635	36,688

		(950,137)	2,557,701	2,111,738

Net gain (loss) on financial liabilities measured at FVTPL
Debt securities
Gain (loss) on valuation		41,316	(60,144)	(3,593)
Gain (loss) on disposal		53,066	(88,398)	(249,398)

		94,382	(148,542)	(252,991)

Other
Loss on valuation		(38,996)	(60,565)	(173,058)
Gain on disposal		2,726	1,606	2,930

		(36,270)	(58,959)	(170,128)

		58,112	(207,501)	(423,119)

Derivatives:
Gain (loss) on valuation		(702,735)	292,483	82,184
Gain (loss) on transaction		466,118	(183,233)	(646,793)

		(236,617)	109,250	(564,609)

	~~W~~	(1,160,833)	2,493,626	1,210,771

F-2
92

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

39.	Net gain (loss) on financial instruments designated at fair value through profit or loss
Net gain (loss) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Financial liabilities designated at fair value through profit or loss:
Debt securities issued:
Gain(loss) on valuation	~~W~~	2,673	2,495	(6,466)
Compound financial instruments:
Gain(loss) on valuation		804,068	51,750	(29,162)
Loss on sale and redemption		(229,799)	(492,025)	(308,825)

	~~W~~	574,269	(440,275)	(337,987)

		576,942	(437,780)	(344,453)

40.	Provision for credit loss allowance
Provision for credit loss allowance on financial assets for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Allowance provided:
Loans at amortized cost	~~W~~	(1,244,351)	(2,114,442)	(1,862,013)
Other financial assets at amortized cost		(32,831)	(90,770)	(113,662)
Securities at fair value through other comprehensive income		—	(2,271)	—
Unused credit line and financial guarantee		(19,106)	(37,156)	(41,910)
Securities at amortized cost		(538)	—	—

		(1,296,826)	(2,244,639)	(2,017,585)

Allowance reversed:
Securities at fair value through other comprehensive income	~~W~~	5,013	—	2,699
Securities at amortized cost		—	136	1,612

		5,013	136	4,311

	~~W~~	(1,291,813)	(2,244,503)	(2,013,274)

F-2
9
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

41.	General and administrative expenses
General and administrative expenses for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Employee benefits:
Salaries	~~W~~	3,218,540	3,247,162	3,316,503
Severance benefits:
Defined contribution		35,290	35,679	37,745
Defined benefit		156,181	109,444	114,943
Termination benefits		154,012	197,184	235,330

		3,564,023	3,589,469	3,704,521

Entertainment		46,374	46,050	46,903
Depreciation		462,024	514,100	535,571
Amortization		186,448	225,900	279,095
Taxes and utility bills		206,421	245,723	272,018
Advertising		339,915	285,495	315,281
Research		20,703	21,494	23,917
Others		818,252	967,106	938,934

	~~W~~	5,644,160	5,895,337	6,116,240

42.	Share-based payments

(a)	Performance shares granted as of December 31, 2024 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)
Exercising period	4 years from the commencement date of the year to which the grant date belongs
Estimated number of shares vested at December 31, 2024	964,742 shares	2,211,101 shares
Fair value per share in Korean won (*)	~~W~~ 33,122, ~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156 and ~~W~~ 50,444 for the expiration of exercising period from 2020 to 2024	~~W~~ 47,650

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

F-2
9
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

42.	Share-based payments (continued)

(b)	Share-based compensation costs for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	3,159	25,092	28,251

	2023
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	5,123	36,751	41,874

	2024
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	4,950	41,686	46,636

(c)	Accrued expenses recognized related to share-based payment transactions as of December 31, 2022, 2023 and 2024 are as follows:

	2022
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	12,746	91,469	104,215

	2023
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	16,079	111,056	127,135

	2024
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	16,396	135,356	151,752

F-2
9
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

43.	Other operating expenses, net
Other operating income and other operating expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	33,147	178,158	206,643
Others:
Gain on hedged items		1,122,823	422,074	753,798
Reversal of allowance for guarantees and acceptances		410	4,856	8,471
Gain on other trust accounts		142	2	—
Reversal of other allowance		388	1,790	8,022
Others		461,660	547,573	750,170

		1,585,423	976,295	1,520,461

		1,618,570	1,154,453	1,727,104

Other operating expense
Loss on disposal of assets:
Loans at amortized cost		(5,533)	(19,723)	(97,821)
Others:
Loss on hedged items		(1,091,195)	(448,664)	(626,116)
Fund contribution		(440,715)	(470,227)	(526,196)
Provision for other debt allowances		(22,415)	(15,516)	(98,344)
Depreciation of operating lease assets		(351,208)	(445,006)	(465,716)
Others (*)		(1,407,824)	(1,942,047)	(1,979,135)

		(3,313,357)	(3,321,460)	(3,695,507)

		(3,318,890)	(3,341,183)	(3,793,328)

Other operating expenses, net	~~W~~	(1,700,320)	(2,186,730)	(2,066,224)

(*)
Includes
~~W~~
293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood” for the year ended December 31, 2023.

F-2
9
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

44.	Net other non-operating income
Other
non-operating
income and other
non-operating
expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Other non-operating income
Gain on disposal of assets:
Property and equipment	~~W~~	67,411	4,944	3,287
Investment property		29,305	56,640	3,427
Assets held for sale (*1)		448,770	1,753	—
Lease assets		36	9	1
Right-of-use assets		4,131	3,388	9,712

		549,653	66,734	16,427

Investments in associates:
Gain on disposal		8,965	12,435	9,908
Reversal of impairment loss		5,924	—	183

		14,889	12,435	10,091

Others:
Rental income on investment property		33,366	24,472	28,708
Reversal of impairment losses on intangible asset		396	50	112
Gain from assets contributed		4	—	—
Gain from bargain purchase		12,349	—	—
Others		75,511	66,546	86,458

		121,626	91,068	115,278

		686,168	170,237	141,796

Other non-operating expense
Loss on disposal of assets:
Property and equipment		(2,546)	(6,009)	(5,785)
Investment property		—	—	—
Lease assets		(9)	—	(7)
Right-of-use assets		(737)	(1,063)	(804)
Others		(183)	(29)	(50)

		(3,475)	(7,101)	(6,646)

Investments in associates:
Loss on disposal		(19,045)	(19,266)	(5,193)
Impairment loss		(7,529)	(15,583)	(43,262)

		(26,574)	(34,849)	(48,455)

F-29
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

44.	Net other non-operating income (continued)

	2022		2023	2024
Others:
Donations	~~W~~	(67,558)	(100,201)	(144,212)
Depreciation of investment properties		(18,115)	(15,058)	(15,063)
Impairment loss on property and equipment		—	(1,409)	(1,650)
Impairment loss on intangible assets		(3,158)	(10,732)	(25,468)
Write-off of intangible assets		(1,822)	(446)	(1,662)
Expenses on collection of special bonds		(10,259)	(9,130)	(10,236)
Others		(215,842)	(252,289)	(294,160)

		(316,754)	(389,265)	(492,451)

		(346,803)	(431,215)	(547,552)

Net other non-operating gain (loss)	~~W~~	339,365	(260,978)	(405,756)

(*1)
Gain and loss on disposal of
sale-and-leaseback
are included in gain and loss on disposal of property and equipment, gain and loss on disposal of investment property and gain on assets held for sale, respectively. Gain on disposal of sale-and-leaseback
for the year ended December 31, 2022 is
~~W~~
443,780 million.

45.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Current income tax expense	~~W~~	1,663,188	1,301,802	1,210,083
Temporary differences		(397,017)	493,026	(163,840)
Income tax recognized in other comprehensive income		344,941	(307,868)	424,679

Income tax expenses	~~W~~	1,611,112	1,486,960	1,470,922

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Profit before income taxes	~~W~~	6,366,626	5,964,960	6,029,092

Income taxes at statutory tax rates		1,740,460	1,564,388	1,581,318
Adjustments:
Non-taxable income		(13,902)	(10,350)	(44,370)
Non-deductible expense		16,762	16,514	19,755
Tax credit		(1,233)	(1,185)	(1,484)
Others		(130,975)	(82,407)	(84,297)

Income tax expense	~~W~~	1,611,112	1,486,960	1,470,922

Effective tax rate		25.31%	24.93	24.40

F-29
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

45.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(350,772)	(81,504)	—	(432,276)
Account receivable		(23,695)	2,341	—	(21,354)
Financial assets measured at fair value		1,006,441	587,125	(1,139,313)	454,253
Investment in associates and etc.		183,410	7,439	(2,581)	188,268
Valuation and depreciation of property and equipment		(100,618)	(3,460)	—	(104,078)
Derivative asset		262,353	(81,234)	(28,731)	152,388
Deposits		37,047	(3,494)	—	33,553
Accrued expenses		209,728	11,730	—	221,458
Defined benefit obligation		475,777	(1,566)	70,456	544,667
Plan assets		(635,981)	16,645	1,353	(617,983)
Other provisions		398,873	111,731	—	510,604
Allowance for acceptances and guarantees		24,423	(2,406)	—	22,017
Allowance related to asset revaluation		(47,891)	182	—	(47,709)
Allowance for expensing depreciation		(202)	62	—	(140)
Accrued contributions		37,039	630	—	37,669
Financial assets (liabilities) designated at fair value through profit of loss		(279,089)	46,492	—	(232,597)
Allowances		166,078	57,988	—	224,066
Constructive dividend		17,187	531	—	17,718
Liability under insurance contracts		93,537	(82,092)	—	11,445
Others		(1,588,403)	(754,058)	790,948	(1,551,513)

		(114,758)	(166,918)	(307,868)	(589,544)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		219,558	(18,890)	—	200,668

	~~W~~	104,800	(185,808)	(307,868)	(388,876)

(*1)	Deferred tax assets from overseas subsidiaries are decreased by ~~W~~ 650 million due to foreign exchange rate movements.
(*2)	The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in IAS 12.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

45.	Income tax expense (continued)

	2024
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance
Unearned income	~~W~~	(432,276)	2,101	—	(430,175)
Account receivable		(21,354)	(15,052)	—	(36,406)
Financial assets measured at fair value		454,253	(408,640)	(425,218)	(379,605)
Investment in associates and etc.		188,268	8,543	(2,396)	194,415
Valuation and depreciation of property and equipment		(104,078)	147	—	(103,931)
Derivative asset		152,388	(79,962)	(21,242)	51,184
Deposits		33,553	(6,274)	—	27,279
Accrued expenses		221,458	64,571	—	286,029
Defined benefit obligation		544,667	(17,567)	19,995	547,095
Plan assets		(617,983)	32,565	1,710	(583,708)
Other provisions		510,604	(15,187)	—	495,417
Allowance for acceptances and guarantees		22,017	13,467	—	35,484
Allowance related to asset revaluation		(47,709)	—	—	(47,709)
Allowance for expensing depreciation		(140)	61	—	(79)
Accrued contributions		37,669	19,935	—	57,604
Financial assets (liabilities) designated at fair value through profit of loss		(232,597)	119,658	—	(112,939)
Allowances		224,066	50,152	—	274,218
Constructive dividend		17,718	857	—	18,575
Liability under insurance contracts		11,445	(1,089)	—	10,356
Others		(1,551,513)	(2,239)	851,830	(701,922)

		(589,544)	(233,953)	424,679	(398,818)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		200,668	(20,165)	—	180,503

	~~W~~	(388,876)	(254,118)	424,679	(218,315)

(*1)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 6,721 million due to foreign exchange rate movements.
(*2)	The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in IAS 12.

F-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

45.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2023 and 2024 are as follows:

	January 1, 2023			Changes		December 31, 2023
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(9,032,747)	2,362,816	4,305,703	(1,139,313)	(4,727,044)	1,223,503
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(7,014)	1,859	1,736	(466)	(5,278)	1,393
Foreign currency translation adjustments for foreign operations		(103,767)	(8,516)	(1,576)	(4,658)	(105,343)	(13,174)
Gain (loss) on cash flow hedges		(138,634)	42,246	90,011	(28,731)	(48,623)	13,515
Equity in other comprehensive income (loss) of associates		(11,059)	2,933	9,738	(2,581)	(1,321)	352
Remeasurements of the defined benefit liability		(126,394)	34,400	(272,144)	71,809	(398,538)	106,209
Net finance income (expense) on insurance contract		6,902,211	(1,829,086)	(2,989,301)	796,072	3,912,910	(1,033,014)

	~~W~~	(2,517,404)	606,652	1,144,167	(307,868)	(1,373,237)	298,784

	January 1, 2024			Changes		December 31, 2024
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(4,727,044)	1,223,503	1,614,241	(425,218)	(3,112,803)	798,285
Gain (loss) on financial liabilities measured at FVTPL attributable to changes in credit risk		(5,278)	1,393	(2,288)	604	(7,566)	1,997
Foreign currency translation adjustments for foreign operations		(105,343)	(13,174)	401,576	13,431	296,233	257
Gain (loss) on cash flow hedges		(48,623)	13,515	59,756	(21,242)	11,133	(7,727)
Equity in other comprehensive income (loss) of associates		(1,321)	352	9,067	(2,396)	7,746	(2,044)
Remeasurements of the defined benefit liability		(398,538)	106,209	(83,464)	21,705	(482,002)	127,914
Net finance income (expense) on insurance contract		3,912,910	(1,033,014)	(3,173,553)	837,795	739,357	(195,219)

	~~W~~	(1,373,237)	298,784	(1,174,665)	424,679	(2,547,902)	723,463

F-

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

45.	Income tax expense (continued)

(e)	The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2023 and 2024 are as follows:

	2023		2024
Temporary differences related to Shinhan EZ General Insurance Co., Ltd. (*1)	~~W~~	112,293	109,731
Shinhan AI Co., Ltd. (*2)		13	—

		112,306	109,731

(*1)
Shinhan EZ General Insurance Co., Ltd., a subsidiary of the Group, suffered a net loss for the current period, etc. As of the end of 2024, deferred corporate tax assets were not recognized as it was determined that the temporary difference to be deducted in excess of the temporary difference to be added and the tax loss were not feasible.

(*2)	Shinhan AI Co., Ltd, a subsidiary of the Group, did not recognize deferred corporate tax assets for temporary differences in consideration of liquidation in 2024.
(*3)	The expiration date of unused carried tax losses not recognized as deferred tax assets as of the end of the reporting period is as follows:

	Less than 1 year		1~2 years	2~3 years	More than 3 years	Total
Tax loss carried-forward	~~W~~	9,006	7,444	9,253	77,186	102,889

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2023 and 2024 are as follows:

	2023		2024
Investment in subsidiaries, etc.	~~W~~	(9,331,214)	(10,203,270)

(g)
The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2023 and 2024 are as follows:

	2023		2024
Deferred tax assets	~~W~~	1,300,568	1,375,325
Deferred tax liabilities		1,689,444	1,593,640

(h)
Under the Global Minimum Corporate Tax Act, effective from 2024, the Group is required to pay additional taxes on the difference between the effective tax rate and the minimum tax rate of 15% for each unit of jurisdiction in which each constituent company belongs. However, since most jurisdictions either qualify for the transitional relief provisions or already have an effective tax rate of 15% or higher, it is anticipated that no significant additional taxes will arise. As a result, the Group has not recognized any amount related to the Global Minimum Corporate Tax Act in its current period income tax expense. Additionally, the Group also applies the temporary exception to deferred tax, which does not recognize deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act and does not disclose information related to deferred tax.

F-
3
02

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

46.	Earnings per share

(a)	Basic and diluted earnings per share for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,665,643	4,368,035	4,450,177
Less:
Dividends to hybrid bond		(156,277)	(189,672)	(176,945)

Net profit available for common stock	~~W~~	4,509,366	4,178,363	4,273,232

Weighted average number of common shares outstanding (*)		530,638,621	519,207,776	506,231,595
Basic and diluted earnings per share in won	~~W~~	8,498	8,048	8,441

(*)
The number of common shares outstanding is 503,445,325 shares, and the above weighted-average number of shares has been calculated by reflecting changes in treasury stock, including shares acquired and subsequently retired, for the years ended December 31, 2023 and 2024.

(b)	The calculation details of the weighted average number of ordinary shares for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Number of shares	Accumulated Number of shares
Number of common shares issued	512,759,471	187,756,015,279
Shares of convertible preferred stock	—	2,097,840,000
Shares of treasury stock	(6,352)	(343,017,080)
Average number of ordinary shares	512,753,119	189,510,838,199
Days		365 days
Weighted average number of ordinary shares		519,207,776

	2024
	Number of shares	Accumulated Number of shares
Number of common shares issued	503,445,325	186,347,761,912
Shares of convertible preferred stock	—	—
Shares of treasury stock	(4,585,561)	(1,066,997,991)
Average number of ordinary shares	498,859,764	185,280,763,921
Days		366 days
Weighted average number of ordinary shares		506,231,595

F-
30
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

47.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2023 and 2024 are as follows:

	2023		2024
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	12,503,445	15,315,381
Contingent guarantees		4,337,751	5,068,782
ABS and ABCP purchase agreements		1,533,047	2,123,665

		18,374,243	22,507,828

Commitments to extend credit:
Loan commitments in won		88,913,555	93,064,772
Loan commitments in foreign currency		26,970,371	28,613,692
Unused credit commitments		90,832,893	90,700,766
Other agreements		5,362,051	6,601,564

		212,078,870	218,980,794

Endorsed bills:
Secured endorsed bills		44	1,367
Unsecured endorsed bills		10,519,665	11,937,894

		10,519,709	11,939,261

	~~W~~	240,972,822	253,427,883

(b)	Pending litigations
The Group’s pending lawsuits as a defendant as of December 31, 2024 are as follows:

Case	Number of claim	Claim amount		Description	Status
Return of unjust earning	1	~~W~~	33,096	The plaintiff claims that the group of lenders, including Shinhan Bank, unfairly sold two oil drilling vessels, which were core assets of the borrower, causing losses to other bankrupt creditors.	The first trial is ongoing as of December 31, 2024

Loss claim	2		73,830	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Investment Corp., alleging their involvement in the illegal activities of Lime Asset Management.	The first trial is ongoing as of December 31, 2024. (an appeal is planned following the first trial announced on February 14, 2025)

F-
30
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

47.	Commitments and contingencies (continued)

Case	Number of claim	Claim amount		Description	Status
Loss claim	2	~~W~~	36,937	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Investment Corp., alleging their involvement in the illegal activities of Lime Asset Management.	The first trial is ongoing as of December 31, 2024

Loss claim regarding responsibility for construction completion in a management-type land trust (Eojin-dong, Sejong-si,)	1		65,770	A case in which 13 plaintiffs, including OO Securities and others, claim the loan principal and interest, convertible bond principal and interest, and delayed damages due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.	The first trial is ongoing as of December 31, 2024

Loss claim regarding responsibility for construction completion in a management-type land trust (Wonchang-dong, Incheon-si)	1		57,500	A case in which 4 plaintiffs, including OO Capital and others, claim the loan principal and interest, and delayed damages due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.	The first trial is ongoing as of December 31, 2024

Loss claim regarding responsibility for construction completion in a management-type land trust (Sanho-dong, Changwon-si)	1		52,360	A case in which 8 plaintiffs, including OO Securities and others, claim the loan principal and interest, due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.	The first trial is ongoing as of December 31, 2024

Loss claim regarding responsibility for construction completion in a management-type land trust (Naegang-ri, Anseong-si)	1		47,400	A case in which 23 plaintiffs, including mutual finance companies, claim the loan principal and interest, due to the failure to fulfill the responsibilities for completing the construction by Shinhan Asset Trust.	The first trial is ongoing as of December 31, 2024

F-
30
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

47.	Commitments and contingencies (continued)

Case	Number of claim	Claim amount		Description	Status
Loss claims regarding responsibility for construction completion in a management-type land trust (others)	6	~~W~~	45,605	Claims for losses due to the failure to fulfill construction completion responsibilities in a management-type land trust.	The first trial is ongoing as of December 31, 2024

Others	1,091		778,132	Includes various cases, such as compensation for loss claim.

	1,106	~~W~~	1,190,630

As of the December 31, 2024, the Group has recorded

~~W~~
114,750 million and

~~W~~
5,450 million, respectively, as provisions and incurred claims element of insuranc
e
 contract liabilities for litigations, etc., which are for the lawsuits ruled against in the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

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

Hedge (“IIG Fund”) from May 2017 to September 2017. The Group invested the IIG Fund in LAM Enhanced Finance III L.P (“LAM III Fund”) in kind and acquired the LAM III Fund’s beneficiary certificates in accordance with the management instructions of Lime Asset Management in 2019. The recoverable value of the LAM III Fund beneficiary certificates is affected by the recoverable value of the IIG Fund invested in kind. Meanwhile, IIG Fund received cancelation of registration and asset freeze from the US Securities and Exchange Commission in November 2019.

The Financial Supervisory Service (FSS) announced in its interim inspection of Lime Fund in February 2020 that the Group is charged with being involved in concealment of losses and fraud of Lime Fund while operating TRSs with Lime Fund, and a related prosecution investigation has been under way since then. Institutional sanctions (banned from the sale of new private equity funds and etc. for six months) against the Group was finalized by the Financial Services Commission on November 12, 2021.
In addition, the prosecution arrested and indicted the former director of Prime Brokerage Services for fraud charges and violation of the Capital Market and Financial Investment Services Act. Finally, the former director of Prime Brokerage Services was found guilty.
The prosecution indicted the Group and the former director of Prime Brokerage Services on January 22, 2021 for violating ‘Financial Investment Services and Capital Markets Act’, and the Group was sentenced to a fine of

~~W~~
50 million for neglection its duty of supervision. Meanwhile, the Group is still involved in civil litigation with Woori Bank, Mirae Asset Securities, Hana Bank, and Shin Young Securities regarding the criminal ruling mentioned above. On February 14, 2025, the consolidated

F-
30
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

47.	Commitments and contingencies (continued)

entity partially lost in the first trial with Woori Bank and Mirae Asset Securities. Considering the first trial verdict, the Group has recognized a litigation provision of approximately
~~W~~
101.4 billion as of the end of the current period.
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
Peterborough Power Plant Trust and others through a post-settlement method.

(e)
The Group is responsible for the completion of construction if the contractor fails to fulfill its obligations. In the event that the Group fails to meet its responsibilities, it is currently engaged in a responsible-for-completion land trust project to compensate for damages incurred by the financial institutions. The status of land trust project with completion guarantee progress as of the period ended December 31, 2024, is as follows:

		Loan commitments with financial institution (*1)
Description	Number of constructions	Temporary loan		Limit loan	Outstanding balance with financial institution
Construction site in progress without failure to meet completion	21	~~W~~	851,901	744,389	1,309,186
Construction site in progress with contractor’s failure to meet completion	7		233,500	196,899	390,839
Construction site in progress with contractor’s failure to meet completion by the Group (*2)	9		157,270	196,299	352,458

	37	~~W~~	1,242,671	1,137,587	2,052,483

(*1)	The outstanding loan commitment balance including lump-sum payments, limit deductions, and repayments.
(*2)	Land trust projects with completion guarantees that are subject to ongoing litigation have been included.

F-30
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

47.	Commitments and contingencies (continued)

(f)
As of the end of the current period, the Group may provide trust account loans for a portion of the total project cost in relation to 52 borrowed-land trust contracts, including the Magok D13 Knowledge Industry Center in Gangseo-gu, Seoul. The maximum additional loan amount (unused limit) is
~~W~~
383,071 million. The decision on whether the Group will provide trust account loans for the relevant projects is not an unconditional obligation but is determined after comprehensively considering various factors, including proprietary accounts and the cash flow plans of each trust project.

48.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Cash and due from banks at amortized cost	~~W~~	30,070,043	34,650,390	40,547,054
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,956,179)	(1,322,274)	(1,655,932)
Restricted due from banks		(3,699,918)	(2,911,232)	(3,643,579)

		(5,656,097)	(4,233,506)	(5,299,511)

	~~W~~	24,413,946	30,416,884	35,247,543

(b)	Significant non-cash activities for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Transfers from construction-in-progress to property and equipment		33,983	82,179	26,185
Transfers between property and equipment and investment property		9,554	16,678	77,752
Transfers between assets held for sale and property and equipment		101,757	2,442	1,039
Transfers between investment property and assets held for sale		83,664	6,057	5,551
Accounts payable for purchase of intangible assets, etc.		117,743	374,685	(132,270)
Transaction for right-of-use assets	~~W~~	293,590	299,672	578,651

F-30
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

48.	Statement of cash flows (continued)

(c)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2023 and 2024 are as follows:

	2023
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	531,934	49,279,175	77,288,783	623,339	47,327	127,770,558
Changes from cash flows		79,563	8,153,087	3,865,582	(262,055)	209,969	12,046,146
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	(61,561)	33,295	18,855	—	(9,411)
Changes in foreign currency		—	90,914	197,895	(4,331)	32	284,510
Other		(253,480)	(560,263)	176,170	238,106	(2,496)	(401,963)

Ending balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840

	2024
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840
Changes from cash flows		119,361	(8,231,239)	9,578,027	(272,634)	—	1,193,515
Changes from non-cash flows
Amortization of discount on borrowings and debentures		—	(131,663)	(4,401)	22,787	—	(113,277)
Changes in foreign currency		—	770,798	2,178,255	28,602	—	2,977,655
Other		(617,651)	611,125	452,248	498,020	6,467	950,209

Ending balance	~~W~~	(140,273)	49,920,373	93,765,854	890,689	261,299	144,697,942

49.	Related parties
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

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

(a)	Balances with the related parties as of December 31, 2023 and 2024 are as follows:

Related party	Account	2023		2024
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	105	154
”	ACL		(1)	(1)
”	Accrued income		32	23
”	Deposits		2,984	5,559
”	Allowance for Undrawn Commitment		2	1
Incorporated association Finance Saving Information Center	Credit card loans		—	2
”	Deposits		7	3
Nomura-Rifa Private Real Estate Investment Trust No.19	Loans		12,000	11,700
”	ACL		(471)	(247)
”	Accrued income		51	—
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Accrued income		310	71
KOREA FINANCE SECURITY CO., LTD	Deposits		132	131
”	Credit card loans		—	6
Korea Credit Bureau	Deposits		640	24
”	Credit card loans		—	616
”	ACL		—	(1)
Goduck Gangil1 PFV Co., Ltd	Deposits		11	4
SBC PFV Co., Ltd	Loans		—	984,600
”	ACL		—	(1,345)
”	Accrued income		—	89
”	Deposits		13,113	105
Goduck Gangil10 PFV Co., Ltd	Loans		1,100	—
”	ACL		(5)	—
”	Deposits		7,568	11,899
EDNCENTRAL Co.,Ltd.	Loans		—	25,400
”	ACL		—	(74)
”	Accrued income		—	64
”	Deposits		—	1,170
”	Provisions		—	156
Shinhan Global Healthcare Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Neoplux Market-Frontier Secondary Fund	Account receivables		592	—
Gyeonggi-Neoplux Superman Fund	Account receivables		1,174	1,696

F-3
1
0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2023		2024
Investments in associates (continued):
Shinhan-Neoplux Energy Newbiz Fund	Account receivables	~~W~~	1,883	721
SHINHAN-NEO Core Industrial Technology Fund	Account receivables		123	399
Neoplux No.3 Private Equity Fund	Account receivables		5,866	7,532
Korea Digital Asset Custody (*1)	Deposits		34	—
Shinhan Smilegate Global PEF I	Unearned revenue		7	—
WaveTechnology co.Ltd	Deposits		17	115
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		1,596	1,402
iPIXEL Co.,Ltd.	Credit card loans		—	14
”	ACL		—	(1)
”	Deposits		11	717
”	Allowance for Undrawn Commitment		—	1
CJL No.1 Private Equity Fund	Deposits		265	—
NewWave 6th Fund	Account receivables		984	877
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		923	852
Logisvalley Shinhan REIT Co.,Ltd.	Loans		33,000	33,000
”	ACL		(36)	(30)
”	Accrued income		81	75
”	Deposits		1,134	1,340
Shinhan-Albatross tech investment Fund	Deposits		2,229	4,339
Shinhan Global Active REIT Co.Ltd (*1), (*2)	Deposits		206	—
Shinhan VC tomorrow venture fund 1	Account receivables		730	2,474
SH Global Net Zero Solution Security Investment Trust (*1)	Accrued income		2	—
SEOKWANG T&I	Deposits		1	—
Shinhan Time 1st Investment fund	Deposits		151	64
Shinhan-Cognitive Start-up Fund L.P.	Unearned revenue		52	—
NH-J&-IBKC Label Technology Fund	Deposits		301	59
Shinhan-JW Mezzanin New Technology Fund 1 st (*1)	Unearned revenue		7	—
Shinhan M&A-ESG Investment fund	Account receivables		285	—
SH K REITs Infra Real Estate Investment Trust	Accrued income		—	5
Shinhan-CJ TechInnovation Fund 1st	Deposits		—	3,100
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		—	12
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		—	14

F-3
11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2023		2024
Investments in associates (continued):
Shinhan General Private Real Estate Investment Trust No.3	Accrued income	~~W~~	13	44
Capston General Private Real Estate Investment Trust No.26(Professional)	Loans		—	20,000
”	ACL		—	(21)
”	Accrued income		—	90
”	Deposits		1	—
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Accrued income		21	145
Shinhan-GB FutureFlow L.P.	Account receivables		—	41
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets		—	503
Shinhan AIM FoF Fund 1-A	Derivative assets		—	3,511
PineStreet Global Corporate FoF XIII-2	Derivative assets		—	104
CASCADETECH INC	Deposits		—	35
SONGPA BIZ CLUSTER PFV CO LTD	Loans		—	22,424
”	ACL		—	(119)
”	Accrued income		—	26
STIC ALT Global II Private Equity Fund	Deposits		—	2,207
TECHFIN RATINGS Co., Ltd.(*3)	Credit card loans		—	13
”	ACL		—	(2)
”	Deposits		—	21,611
”	Allowance for Undrawn Commitment		—	7
Nomura-Rifa Private Real Estate Investment Trust 31	Loans		—	14,000
”	ACL		—	(27)
Pacific Private Placement Real Estate Fund No.40	Loans		—	14,000
”	ACL		—	(160)
”	Accrued income		—	124
Shinhan-DS Mezzanine Fund 1	Unearned revenue		—	93
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		—	19
KR Seocho Co., Ltd	Loans		—	11,871
”	ACL		—	(213)
”	Accrued income		—	573

F-3
12

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2023		2024
Investments in associates (continued):
KB Distribution Private Real Estate 3-1	Loans	~~W~~	—	2,000
”	ACL		—	(4)
”	Accrued income		—	17
Key management personnel and their immediate relatives:	Loans		5,003	3,402

	Assets		68,038	1,165,189

	Liabilities	~~W~~	29,797	53,612

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2024.
(*2)	It includes details of receivables and payables with the subsidiaries of associates for the year ended December 31, 2023.
(*3)	Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd..

(b)	Transactions with the related parties for the years ended December 31, 2022, 2023 and 2024 are as follows:

Related party	Account	2022		2023	2024
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	1,890	4,125	1,312
”	Provision of credit loss		—	(2)	—
”	Interest expense		(52)	(57)	(12)
”	General and administrative expenses		(1)	—	—
Shinhan Praxis K-Growth Global Private Equity Fund	Fees and commission income		42	—	—
Shinhan EZ General Insurance Co., Ltd. (*2)	Fees and commission income		2	—	—
”	Reversal for credit loss		5	—	—
”	Interest expense		(1)	—	—
Partners 4 th Growth Investment Fund (*3)	Interest expense		(12)	—	—
Shinhan-Albatross Tech Investment Fund	Fees and commission income		146	115	1,047
”	Interest expense		(7)	(4)	(12)
Shinhan-Midas Dong-A Secondary Fund	Fees and commission income		121	—	—
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		181	173	192
Shinhan-PS Investment Fund No.1	Fees and commission income		15	25	20

F-3
1
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2022		2023	2024
Investments in associates (continued)
Nomura-Rifa Private Real Estate Investment Trust No.19	Interest income	~~W~~	522	568	588
”	Reversal of credit loss		—	—	223
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3	Fees and commission income		1,550	1,262	886
KOREA FINANCE SECURITY CO., LTD	Fees and commission income		6	4	4
”	Other administrative expense		—	—	(145)
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		140	589	3,122
Shinhan-Rhinos 1 Fund (*1)	Fees and commission income		61	—	—
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		118	140	148
One Shinhan Global Fund1	Fees and commission income		104	—	—
FuturePlay-Shinhan Tech Innovation Fund 1	Fees and commission income		227	56	158
Korea Credit Bureau	Fees and commission income		13	14	1,753
”	Fees and commission expense		—	—	(4,830)
”	Other administrative expense		—	—	(91)
Goduck Gangil1 PFV Co., Ltd	Interest income		377	143	—
”	Reversal of credit loss		31	20	—
SBC PFV Co., Ltd	Fees and commission income		808	—	7,839
”	Interest income		—	—	36,957
”	Interest expense		(23)	(13)	(13)
”	Provision for credit loss		—	—	(679)
Goduck Gangil10 PFV Co., Ltd	Interest income		171	69	30
”	Interest expense		(738)	(647)	(295)
”	Reversal of credit loss		14	4	17
Korea Omega Project Fund I	Fees and commission income		180	166	146
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		202	39	18
EDNCENTRAL Co.,Ltd.	Interest income		267	—	615
”	Interest expense		—	—	(2)
”	Provision for credit loss		—	—	(74)
”	Fees and commission income		3,212	—	—

F-3
1
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2022		2023	2024
Investments in associates (continued)
Kakao-Shinhan 1 st TNYT Fund	Fees and commission income	~~W~~	386	386	338
Future-Creation Neoplux Venture Capital Fund	Interest income		74	86	76
”	Fees and commission income		53	—	—
Neoplux Market-Frontier Secondary Fund	Fees and commission income		904	592	—
Gyeonggi-Neoplux Superman Fund	Fees and commission income		623	551	522
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		978	906	706
NewWave 6 th Fund	Fees and commission income		1,014	984	877
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		498	496	401
KTC-NP Growth Champ 2011-2 Private Equity Fund (*3)	Interest income		59	36	—
Neoplux No.3 Private Equity Fund	Fees and commission income		3,190	2,676	—
Shinhan Smilegate Global PEF I	Fees and commission income		49	—	238
SHINHAN-NEO Market-Frontier 2 nd Fund	Fees and commission income		2,050	1,596	1,402
SWK-Shinhan New Technology Investment Fund 1 st	Fees and commission income		76	61	61
Ulmus SHC innovation investment fund	Fees and commission income		94	91	69
iPIXEL Co.,Ltd.	Interest income		1	—	—
”	Interest expense		—	—	(1)
CJL No.1 Private Equity Fund	Interest expense		(7)	(10)	(2)
Reverent-Shinhan Vista Fund	Fees and commission income		40	80	80
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		279	268	120
ETRI Holdings-Shinhan 1 st Unicorn Fund	Fees and commission income		100	100	93
Shinhan-Time mezzanine blind Fund	Fees and commission income		107	226	300
Shinhan VC tomorrow venture fund 1	Fees and commission income		3,400	3,280	2,474

F-3
1
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2022		2023	2024
Investments in associates (continued)
JS Shinhan Private Equity Fund	Fees and commission income	~~W~~	587	600	600
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		591	444	722
Shinhan-Kunicorn first Fund	Fees and commission income		261	232	261
Shinhan-Quantum Startup Fund	Fees and commission income		125	153	153
Shinhan Simone Fund I	Fees and commission income		78	78	78
ShinhanFitrin 1 st Technology Business Investment Association	Fees and commission income		59	85	82
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)	(1)
Logisvalley Shinhan REIT Co.,Ltd.	Interest income		1,018	1,841	1,703
”	Fees and commission income		458	163	143
”	Interest expense		(1)	(2)	(2)
”	Provision for credit loss		(28)	(8)	—
Shinhan-Dev healthcare Fund I	Fees and commission income		66	77	82
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		192	188	222
Global Commerce Fund	Fees and commission income		10	30	38
Shinhan-HGI Social Enterprise Fund	Fees and commission income		27	63	47
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income		22	45	45
IGIS-Shinhan New Technology Fund 1	Fees and commission income		36	36	36
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		81	260	195
SH Sustainable Management ESG Short term Bond Security Feeder Investment Trust No.1 (*4)	Fees and commission income		6	—	—
SH Global Net Zero Solution Security Investment Trust (*5)	Fees and commission income		82	75	17
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*5)	Fees and commission income		—	16	4

F-3
1
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2022		2023	2024
Investments in associates (continued)
Newlake Growth Capital Partners2 PEF (*3)	Interest expense	~~W~~	(1)	—	—
Shinhan Global Active REIT Co.Ltd (*5), (*6)	Interest income		—	17	3,982
”	Fees and commission income		—	—	2,498
”	Derivative-related income		—	—	8,220
”	Interest expense		(1)	(2)	(4)
”	Reversal of credit loss		—	—	533
DeepBlue No.1 Private Equity Fund (*3)	Interest expense		(2)	—	—
DS SHINHAN Content Investment Fund 1	Fees and commission income		18	18	18
Shinhan Time 1 st Investment fund	Fees and commission income		4	26	26
SHINHAN SGC ESG Fund No.1	Fees and commission income		5	115	115
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Fees and commission income		4	125	125
Shinhan-iSquare Venture PEF 1	Fees and commission income		3	100	100
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1 st	Fees and commission income		—	42	207
DS-Shinhan-JBWoori New Media New Tehcnology Investment Fund No.1	Fees and commission income		—	216	216
NH-J&-IBKC Label Technology Fund	Interest expense		—	(12)	(6)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		—	55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		—	113	214
Shinhan M&A - ESG Investment Fund	Fees and commission income		—	726	1,083
Shinhan-JW Mezzanine New Technology Fund 1 st (*5)	Fees and commission income		—	46	7
MAN Global Strategy Bond(H)	Fees and commission income		—	2	5

F-31
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2022		2023	2024
Investments in associates (continued)
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income	~~W~~	—	—	18
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income		—	—	24
Shinhan time secondary blind new technology investment trust	Fees and commission income		—	71	200
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		—	36	100
Shinhan-CJ Technology Innovation Fund No. 1	Fees and commission income		—	88	200
”	Interest expense		—	—	(25)
Shinhan-Eco Venture Fund 2 nd	Fees and commission income		—	49	100
Heungkuk-Shinhan the1 st Visionary Technology Investment Trust no. 1	Fees and commission income		—	87	200
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income		—	94	237
Shinhan HB Wellness 1 st Investment Trust	Fees and commission income		—	35	77
Shinhan JN Wave Technology Investment Trust	Fees and commission income		—	2	18
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		—	13	135
Shinhan-Timefolio Bio Accelerator Fund	Fees and commission income		—	163	310
Shinhan DS Secondary Investment Fund	Fees and commission income		—	139	303
Fortress-shinhan New Tech Fund No.1	Fees and commission income		—	27	101
Shinhan-Ulmus Sobujang hyeokshin Enterprise Investment Association No.7	Fees and commission income		—	18	94

F-31
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2022		2023	2024
Investments in associates (continued)
SHINHAN Mid and SMALL-SIZED OFFICE VALUE-ADDED MO REIT Co., Ltd.	Fees and commission income	~~W~~	—	25	208
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		—	—	279
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income		—	—	503
”	Other expense		—	—	(2)
Shinhan AIM FoF Fund 1-A	Derivative-related income		—	—	3,331
”	Derivative-related expense		—	—	(232)
”	Other income		—	—	22
”	Interest expense		—	—	(12)
PineStreet Global Corporate FoF XIII-2	Derivative-related income		—	—	96
Shinhan-Regent Fund I	Fees and commission income		—	—	23
Shinhan-soo secondary Fund	Fees and commission income		—	—	247
The E&Shinhan New Growth Up Fund	Fees and commission income		—	—	216
CASCADETECH INC	Reversal of credit loss		—	—	6
TECHFIN RATINGS Co., Ltd. (*7)	Fees and commission income		—	—	2
”	Interest expense		—	—	(726)
SONGPA BIZ CLUSTER PFV CO LTD	Interest income		—	—	356
”	Fees and commission income		—	—	9,178
”	Interest expense		—	—	(1)
STIC ALT Global II Private Equity Fund	Interest expense		—	—	(3)
Nomura-Rifa Private Real Estate Investment Trust No.31.	Interest income		—	—	746
”	Provision for credit loss		—	—	(27)
Pacific Private Placement Real Estate Fund No.40	Interest income		—	—	825
Shinhan-DS Mezzanine Fund 1	Fees and commission income		—	—	172
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income		—	—	20
Shinhan Time BM sobujang Fund	Fees and commission income		—	—	110
KR Seocho Co., Ltd	Interest income		—	—	1,287

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

Related party	Account	2022		2023	2024
Investments in associates (continued)
Shinhan Market-Frontier Fund III	Fees and commission income	~~W~~	—	—	1,022
SH K REITs Infra Real Estate Investment Trust[FoFs])	Fees and commission income		—	25	50
KB Distribution Private Real Estate 3-1	Interest income		—	—	103
”	Provision for credit loss		—	—	(4)
Capstone REITs No.26	Interest income		—	—	589
”	Provision for credit loss		—	—	(21)
Wave Technology	Fees and commission expense		—	—	(300)
Key management personnel and their immediate relatives
	Interest income		205	242	133

		~~W~~	27,443	26,270	98,783

(*1)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2022.
(*2)
It is incorporated into the consolidation target as the Group held control due to increased equity ratio and BNP Paribas Cardif General Insurance, Ltd. has changed its name to Shinhan EZ General Insurance Co., Ltd for the year ended December 31, 2022. The transaction amount for the years ended December 31, 2021 and 2022 is the amount before being incorporated into the consolidation target.

(*3)	Excluded from associates due to the loss of significant influence through disposal, liquidation, or other means for the year ended December 31, 2023.
(*4)	It is incorporated into the consolidation target as the Group held control due to increased equity ratio for the year ended December 31, 2023.
(*5)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2024.
(*6)	The transaction details between the associate and its subsidiary are included for the years ended December 31, 2023 and 2024.
(*7)	Douzon3 TECHFIN Co., Ltd. has changed its name to TECHFIN RATINGS Co., Ltd..

(c)	Key management personnel compensation
Key management personnel compensation for the years ended December 31, 2022, 2023 and 2024 are as follows:

	2022		2023	2024
Short-term employee benefits	~~W~~	27,591	25,007	21,963
Severance benefits		817	809	824
Share-based payment transactions (*)		9,777	11,862	12,478

	~~W~~	38,185	37,678	35,265

(*)	The expenses of share-based payment transactions are the renumeration expenses during the vesting period.

F-3
20

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

(d)	The guarantees and purchase agreement provided between the related parties as of December 31, 2023 and 2024 are as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2023		2024	Account
Shinhan Bank	BNP Paribas Cardif Life Insurance	~~W~~	10,000	—	Unused loan limit
”	SBC PFV Co., Ltd.		—	65,400	Unused loan limit
”	Key Management Personnel		3,241	2,801	Unused loan limit
Shinhan Card	BNP Paribas Cardif Life Insurance		895	846	Unused credit line
The Group	Structured entities		326,830	204,035	Purchase agreement
”	”		—	31,440	Derivative agreement

		~~W~~ 340,966		304,522

(e)	Details of collaterals provided by the related parties as of December 31, 2023 and 2024 are as follows:

			Amount of assets pledged
Provided to	Provided by	Pledged assets	2023		2024
Shinhan Bank	BNP Paribas Cardif Life Insurance	Government bonds	~~W~~	2,400	—
	Logisvalley Shinhan REIT Co.,Ltd.	Collateral trust		39,600	39,600
	Nomura- Rifa Private Real Estate Investment Trust 31	Collateral trust		—	16,800
	SBC PFV Co., Ltd.	Collateral trust		—	960,000
	Key Management Personnel	Properties		4,417	6,799
	”	Deposits and etc.		1,127	1,466
	”	Guarantee		1,308	2,132

				6,852	10,397

			~~W~~	48,852	1,026,797

(f)	Details of significant loan transactions with related parties as of December 31, 2023 and 2024 are as follows:

		2023
Classification	Company	Beginning		Execution	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,880	—	—	(351)	11,529
	Goduck Gangil1 PFV Co., Ltd.		6,825	—	(6,825)	—	—
	Goduck Gangil10 PFV Co., Ltd.		3,100	—	(2,000)	—	1,100
	Logisvalley Shinhan REIT Co.,Ltd.		43,000	33,000	(43,000)	—	33,000
Key Management Personnel			6,563	3,154	(4,712)	—	5,005

	Total	~~W~~	71,368	36,154	(56,537)	(351)	50,634

(*)	The effect on changes in allowance for credit loss is included.

F-3
21

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

49.	Related parties (continued)

		2024
Classification	Company	Beginning		Execution	Collection	Others (*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust No.19	~~W~~	11,529	—	(300)	471	11,700
	Shinhan Global Active REIT Co.Ltd. (*2)		—	165,400	(125,700)	(39,700)	—
	SBC PFV Co., Ltd.		—	1,169,700	(185,100)	—	984,600
	Goduck Gangil10 PFV Co., Ltd.		1,100	—	(1,100)	—	—
	Logisvalley Shinhan REIT Co.,Ltd.		33,000	34,175	(34,175)	—	33,000
	CASCADETECH INC		—	66	(66)	—	—
	Nomura-Rifa Private Real Estate Investment Trust No.31.		—	28,000	(14,000)	—	14,000
	Pacific Private Placement Real Estate Fund No.40		—	14,000	—	—	14,000
	KR Seocho Co., Ltd		—	11,871	(7,000)	7,000	11,871
	SONGPA BIZ CLUSTER PFV CO LTD		—	22,424	—	—	22,424
	KB Distribution Private Real Estate 3-1		—	2,000	—	—	2,000
	Capstone REITs No.26		—	20,000	—	—	20,000
	EDNCENTRAL Co.,Ltd		—	25,400	—	—	25,400
Key Management Personnel			5,005	1,493	(3,095)	—	3,403

	Total	~~W~~	50,634	1,494,529	(370,536)	(32,229)	1,142,398

(*1)	The effect on changes in allowance for credit loss is included.
(*2)	It was excluded from associates due to the loss of significant influence during the year ended December 31, 2024, and the year-end balance has been reclassified under ‘Others’

F-3
22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

50.	Interests in unconsolidated structured entities

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

Structured financing	Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.
The size of unconsolidated structured entities as of December 31, 2023 and 2024 are as follows:

	2023		2024
Total assets:
Asset-backed securitization	~~W~~	214,750,119	193,570,970
Structured financing		427,272,034	506,473,200
Investment fund		364,272,967	508,704,815

	~~W~~	1,006,295,120	1,208,748,985

F-3
2
3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

50.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks
i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2023 and 2024 are as follows:

	2023
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	9,598	309,635	123,282	442,515
Loan at amortized cost		1,061,060	16,604,162	227,185	17,892,407
Securities at fair value through profit or loss		4,366,192	129,795	13,304,176	17,800,163
Derivate assets		674	—	—	674
Securities at fair value through other comprehensive income		4,041,459	183,517	3,315	4,228,291
Securities at amortized cost		4,806,904	—	65	4,806,969
Other assets		4,636	79,822	11,935	96,393

	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	9,939	315	—	10,254
Other liabilities		301	1,628	—	1,929

	~~W~~	10,240	1,943	—	12,183

	2024
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans measured at fair value through profit or loss	~~W~~	11,669	600,796	—	612,465
Loan at amortized cost		2,326,196	18,660,200	93,296	21,079,692
Securities at fair value through profit or loss		4,233,165	255,936	14,902,327	19,391,428
Derivate assets		16,012	—	—	16,012
Securities at fair value through other comprehensive income		4,124,742	176,273	—	4,301,015
Securities at amortized cost		4,879,484	—	93	4,879,577
Other assets		13,700	73,981	28,076	115,757

	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946

Liabilities under consolidated financial statements:
Derivate liabilities	~~W~~	3,130	220	—	3,350
Other liabilities		510	4,295	3	4,808

	~~W~~	3,640	4,515	3	8,158

F-3
2
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

50.	Interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2023 and 2024 are as follows:

	2023
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	14,290,523	17,306,931	13,669,958	45,267,412
ABS and ABCP purchase agreements		1,029,819	10,462	2,134,239	3,174,520
Loan commitments		353,790	913,252	—	1,267,042
Others		—	429,549	—	429,549

	~~W~~	15,674,132	18,660,194	15,804,197	50,138,523

	2024
	Assets-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946
ABS and ABCP purchase agreements		1,125,400	224,184	2,246,239	3,595,823
Loan commitments		327,367	916,236	41,656	1,285,259
Guarantees		111,150	8,900	—	120,050
Others		—	383,071	—	383,071

	~~W~~	17,168,885	21,299,577	17,311,687	55,780,149

51.	Subsequent events
To enhance the shareholders’ value, the Company made a decision on the acquisition and retirement of treasury stock amounted to
~~W~~
500 billion based on the resolution of the board of directors on February 6, 2025.

52.	Adoption of IFRS 17 ‘Insurance Contracts’
The Group begins to apply IFRS 17
‘Insurance Contracts’
on accounting periods beginning on January 1, 2023. The prior year’s financial statements were retrospectively restated in accordance with the transition requirement of this Standard. This Standard replaces IFRS 4
‘Insurance Contracts’
. IFRS 17 provides new or revised requirements relating to recognition, measurement, presentation and disclosure principles of insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. The Standard significantly changed the insurer’s accounting by requiring groups of insurance contracts to be measured at current estimates of future cash flows expected to occur in the performance of the contract and at risk adjustments and contractual service margins for separate non-financial
risks.

F-3
2
5

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

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

F-32
6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

(a)	Significant effects in the financial statement at the transition date, January 1, 2022 under IFRS 17 are as follows:

i)	Significant effects in the financial position at the transition date, January 1, 2022 under IFRS 17 are as follows:

	Amount (A) (*1)			Amount (B) (*2)		Increase (B-A)
Assets:			Assets:
Cash and due from banks at amortized cost	~~W~~	28,453,404	Cash and due from banks at amortized cost	~~W~~	29,049,341
Financial assets at fair value through profit or loss		62,403,759	Financial assets at fair value through profit or loss		68,161,348
Securities at fair value through other comprehensive income		64,838,323	Securities at fair value through other comprehensive income		90,893,467
Securities at amortized cost		49,930,076	Securities at amortized cost		26,164,942
Loans at amortized cost		389,137,156	Loans at amortized cost		384,810,774
Other assets (*3)		53,389,467	Other assets		42,784,650

	~~W~~	648,152,185		~~W~~	641,864,522	~~W~~	(6,287,663)

Liabilities:			Liabilities:
Deposits	~~W~~	364,896,675	Deposits	~~W~~	364,874,652
Borrowing		43,167,065	Borrowing		43,167,065
Debt securities issued		80,149,362	Debt securities issued		80,149,362
Insurance contract liabilities		54,333,498	Insurance contract liabilities		53,774,915
			Reinsurance contract liabilities		281,763
			Investment contract liabilities		2,953,698
Other liabilities (*3)		56,067,163	Other liabilities		46,447,117

	~~W~~	598,613,763		~~W~~	591,648,572	~~W~~	(6,965,191)

Equity	~~W~~	49,538,422	Equity	~~W~~	50,215,950	~~W~~	677,528

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

F-32
7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

ii)	Classification of financial assets (derivatives excluded) on January 1, 2022 as the transition date in accordance with IFRS 17 is as follows:

	January 1, 2022
	Classification	Transition date (Jan. 1, 2022) under IFRS 4		Separate account (*1)	Policy loan excluded (*2)	Classifica- tion due to new business model	Transition date (Jan. 1, 2022) under IFRS 17
Cash and due from banks at amortized cost	Financial assets at amortized cost	 ~~W~~ 	28,453,404	595,937	—	—	29,049,341
Due from banks at fair value through profit or loss	Financial assets at fair value through profit or loss		34,262	—	—	—	34,262
Securities at fair value through profit or loss	Financial assets at fair value through profit or loss		60,686,153	6,121,716	—	(364,127)	66,443,742
Loans at fair value through profit or loss	Financial assets at fair value through profit or loss		1,683,344	—	—	—	1,683,344
Securities at fair value through other comprehensive income	Financial assets at fair value through other comprehensive income		64,838,323	2,035,462	—	24,019,681	90,893,466
Securities at amortized cost	Financial assets at amortized cost		49,930,076	—	—	(23,765,134)	26,164,942
Loans at amortized cost	Financial assets at amortized cost		389,137,156	768,256	(5,094,638)	—	384,810,774

(*1)	Consisted of the total of separate account and intercompany transactions that are eliminated.
(*2)
Policy loans, which used to be recognized as separate assets under IFRS 4
‘Insurance Contracts’
and Enforcement Rules of the Insurance Business Act., are measured as part of insurance contracts in accordance with IFRS 17.

F-32
8

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

52.	Adoption of IFRS 17 ‘Insurance Contracts’ (continued)

iii)	Significant adjustments to assets, liabilities and equity under IFRS 17 on January 1, 2022 as the transition date are as follows:

	January 1, 2022
	Assets		Liabilities	Equity
Application of IFRS 4 on January 1, 2022	 ~~W~~ 	648,152,185	598,613,763	49,538,422
Elimination of carrying amount of IFRS 4 items:			—
Loans at amortized cost (policy loans)		(5,094,638)	—	(5,094,638)
Unamortized acquisition cost		(954,949)	—	(954,949)
Insurance contract liabilities		—	(61,187,386)	61,187,386
Intercompany transactions with separate account for the consolidation presentation		45,458	44,919	539
Others (*)		(161,677)	(124,117)	(37,560)
Application of IFRS 17:
Reclassification of financial assets		(109,579)	—	(109,579)
Recognition of insurance contract liabilities		—	53,774,915	(53,774,915)
Recognition of reinsurance contract liabilities		—	281,763	(281,763)
Tax effects from adjustments		(12,278)	244,715	(256,993)

Total of adjustments for transition date		(6,287,663)	(6,965,191)	677,528

Application of IFRS 17 on January 1, 2022 (the transition date)	 ~~W~~ 	641,864,522	591,648,572	50,215,950

(*)	Consisted of elimination of accounts receivable (payable) and others that are measured as part of insurance contracts under IFRS 17.

9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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

F-3
30

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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

F-3
31

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

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

F-3
32

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5 3 .	Condensed Shinhan Financial Group (Parent Company only) Financial Statements
CONDENSED STATEMENTS OF FINANCIAL POSITION

	2023		2024
Assets
Deposits
Banking subsidiaries	~~W~~	22	12
Other		—	151,131
Receivables from subsidiaries:
Non-banking subsidiaries		4,051,004	3,837,298
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,797,222	13,797,222
Non-banking subsidiaries		16,925,865	16,826,429
Financial assets at FVTPL		1,985,760	2,552,750
Property, equipment and intangible assets, net		15,331	12,997
Other assets
Banking subsidiaries		187,118	274,212
Non-banking subsidiaries		219,118	212,703
Other		108,115	7,549

Total assets	~~W~~	37,289,555	37,672,303

Liabilities and equity
Borrowings	~~W~~	223,722	19,914
Debt securities issued		10,389,276	10,731,336
Accrued expenses & other liabilities		577,416	572,878

Total liabilities	~~W~~	11,190,414	11,324,128

Equity		26,099,141	26,348,175

Total liabilities and equity	~~W~~	37,289,555	37,672,303

3

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5 3 .	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF INCOME

	2022		2023	2024
Income
Dividends from banking subsidiaries	~~W~~	902,420	1,159,525	1,198,816
Dividends from non-banking subsidiaries		568,474	626,443	827,141
Interest income from banking subsidiaries		236	512	424
Interest income from non-banking subsidiaries		87,215	92,991	95,231
Other income		251,999	284,072	435,996

Total income		1,810,344	2,163,543	2,557,608

Expenses
Interest expense		(222,413)	(286,642)	(334,798)
Other expense		(367,015)	(177,484)	(591,058)

Total expenses		(589,428)	(464,126)	(925,856)

Profit before income tax expense		1,220,916	1,699,417	1,631,752

Income tax expense (benefit)		(28,335)	28,406	11,885

Profit for the year	~~W~~	1,249,251	1,671,011	1,619,867

F-3
3
4

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2023 and 2024

5 3 .	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2022		2023	2024
Cash flows from operating activities
Profit for the period	~~W~~	1,249,251	1,671,011	1,619,867
Non-cash items included in profit for the period		(1,274,183)	(1,653,331)	(1,634,252)
Changes in operating assets and liabilities		163,179	187,618	(338,522)
Net interest paid		(127,247)	(172,937)	(228,642)
Dividend received from subsidiaries		1,470,400	1,783,758	2,025,368
Income tax paid		(3,487)	(640)	792

Net cash provided by operating activities		1,477,913	1,815,479	1,444,611

Cash flows from investing activities
Net loan origination to non-banking subsidiaries		68,000	(11,277)	435,696
Acquisition of investments in subsidiaries		(374,126)	11	(100,000)
Disposal of investments in subsidiaries		20,354	—	32,804
Other, net		(403,743)	(303,582)	(152,174)

Net cash used in investing activities		(689,515)	(314,848)	216,326

Cash flows from financing activities
Issuance of hybrid bonds		997,120	897,646	797,867
Repayments of hybrid bonds		(135,000)	(1,195,550)	(200,000)
Net changes in borrowings		20,000	201,713	(205,684)
Issuance of debt securities issued		2,206,672	2,253,173	1,836,934
Repayments of debt securities issued		(2,036,000)	(1,709,626)	(1,770,000)
Convertible preferred stock conversion cost		—	(75)	—
Dividend paid		(1,540,871)	(1,461,371)	(1,267,146)
Acquisition of treasury stock		(300,600)	(486,919)	(700,300)
Payment for disposal of treasury stock		—	—	297
Costs for retirement of treasury stock		(60)	(81)	(102)
Redemption of lease liabilities		(1,431)	(1,708)	(1,619)

Net cash used in financing activities		(790,170)	(1,502,798)	(1,509,753)

Effect of exchange rate changes on cash and cash equivalents held		(3)	—	—

Net increase (decrease) in cash and cash equivalents		(1,775)	(2,167)	151,184

Cash and cash equivalents at beginning of year		3,961	2,186	19

Cash and cash equivalents at end of year	~~W~~	2,186	19	151,203

F-3
3
5