Form 20-F
period 2025-12-31
SHINHAN FINANCIAL GROUP CO LTD
filed 2026-04-22
CIK 1263043

As filed with the Securities and Exchange Commission on April 22, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
20-F

(Mark	One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
9-gil
,
Jung-gu
Seoul 04513,
Korea
(Address of principal executive offices)

Park Cheolwoo, +822 6360 3129 (T), cheol.park@shinhan.com, +822 6360 3098 (F), 20, Sejong-daero
9-gil
,
Jung-gu, Seoul 04513,
Korea
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, par value Won 5,000 per share	SHG	New York Stock Exchange *
American depositary shares	SHG	New York Stock Exchange

*	Not for trading, but only in connection with the listing of American depositary shares on the New York Stock Exchange, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report: 477,157,399 shares of common stock, par value Won 5,000 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
.
Yes

☒
 No
☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
. Yes
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

Yes

☒

No
☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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
☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐
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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
 Item 17

☐

Item 18

☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes
 ☐
No
☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes
☐
 No
☐

i

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

All references to “Korea” contained in this annual report are to the Republic of Korea. All references to the “Government” are to the government of the Republic of Korea. References to the “Financial Services Commission” are to the Financial Services Commission of Korea, and references to the “Financial Supervisory Service” are to the Financial Supervisory Service of Korea, the executive body of the Financial Services Commission.

The fiscal year for us and our subsidiaries ends on December 31 of each year. Unless otherwise specified or the context otherwise requires, all references to a particular year are to the year ended December 31 of that year.

Our primary operating currency is the Korean Won. In this annual report, unless otherwise indicated, all references to “Korean Won”, “Won” or “ ~~W~~ ” are to the currency of the Republic of Korea, and all references to “U.S. Dollars,” “Dollars,” “$” or “US$” are to the currency of the United States of America. Unless otherwise indicated, all translations from Won to Dollars were made at ~~W~~1,444.6 to US$1.00, which was the noon buying rate in the City of New York on December 31, 2025 for cable transfers according to the H.10 statistical release of the Federal Reserve Board (the “Noon Buying Rate”). No representation is made that the Won or U.S. Dollar amounts referred to in this report could have been or could be converted into Dollars or Won, as the case may be, at any particular rate or at all.

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

FORWARD-LOOKING STATEMENTS

The U.S. Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. This annual report contains forward-looking statements.

Words and phrases such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “estimate,” “expect,” “future,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “predict,” “project,” “risk,” “seek to,” “shall,” “should,” “will likely result,” “will pursue” and words and terms of similar substance used in connection with any discussion of future operating or financial performance or our expectations, plans, projections or business prospects identify forward-looking statements. In particular, the statements under the headings “Item 3.D. Risk Factors,” “Item 4.B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” regarding our financial condition and other future events or prospects are forward-looking statements. All forward-looking statements are management’s present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

In addition to the risks related to our business discussed under “Item 3.D. Risk Factors,” other factors could cause actual results to differ materially from those described in the forward-looking statements. These factors include, but are not limited to:

•	our ability to successfully implement our strategy;

•	future levels of non-performing loans;

•	our growth and expansion;

•	the adequacy of allowances for credit and other losses;

•	technological changes;

•	interest rates;

•	investment income;

•	availability of funding and liquidity;

•	our exposure to market risks; and

•	adverse market and regulatory conditions.

By their nature, certain disclosures relating to these and other risks are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains, losses or impact on our income or results of operations could materially differ from those that have been estimated. For example, revenues could decrease, costs could increase, capital costs could increase, capital investment could be delayed and anticipated improvements in performance might not be fully realized.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report could include, but are not limited to:

•	general economic and political conditions in Korea or other countries that have an impact on our business activities or investments;

•	the monetary and interest rate policies of Korea;

•	inflation or deflation;

•	unanticipated volatility in interest rates;

•	foreign exchange rates;

•	prices and yields of equity and debt securities;

•	the performance of the financial markets in Korea and globally;

•	changes in domestic and foreign laws, regulations and taxes;

•	changes in competition and the pricing environment in Korea; and

•	regional or general changes in asset valuations.

For further discussion of the factors that could cause actual results to differ, see the discussion under “Item 3.D. Risk Factors” contained in this annual report. We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this annual report. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this annual report.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

ITEM 3.A.	[Reserved]

ITEM 3.B.	Capitalization and Indebtedness

Not applicable.

ITEM 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

ITEM 3.D.	Risk Factors

An investment in the American depositary shares (“ADSs”) representing our common shares involves a number of risks. You should carefully consider the following information about the risks we face, together with the other information contained in this annual report, in evaluating us and our business.

Summary

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks:

•	Risks Relating to Our Overall Business

•	Difficult conditions and turbulence in the Korean and global economy and financial markets may adversely affect our business, asset quality, capital adequacy and earnings.

•	High rates of global inflation or the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

•	Competition in the Korean financial services industry is intense, and may further intensify.

•	We and our subsidiaries need to maintain our capital ratios above minimum required levels, and failure to so maintain could result in the suspension of some or all of our operations.

•	Liquidity, funding management and credit ratings are critical to our ongoing performance.

•	Our business may be materially and adversely affected by legal claims and regulatory actions against us, including with respect to financial products sold by us or our subsidiaries.

•

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.

•	We may incur losses associated with our counterparty exposures.

•	Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.

•	Risks Relating to Our Banking Business

•	We have significant exposure to small- and medium-sized enterprises, and financial difficulties experienced by such enterprises may result in a deterioration of our asset quality.

•	A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

•	Real estate project financing exposure poses significant risks, and guarantees received in connection with such financing may not be sufficient to cover potential losses.

•

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

•	The asset quality of our retail loan portfolio may deteriorate.

•	Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

•	Risks Relating to Our Credit Card Business

•	Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of our credit card receivables.

•	Risks Relating to Our Insurance Business

•

Our profitability may be adversely affected if actual benefits and claims amounts on our in-force insurance policies exceed the amounts that we have reserved, or we increase the amount of reserves due to a change in our underlying assumptions.

•

Our insurance subsidiaries may be required to raise additional capital or reduce their growth or business scale if their solvency ratios deteriorate or the applicable capital requirements change in the future.

•

Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.

•	Risks Relating to Our Other Businesses

•	We may experience significant losses from our investments and, to a lesser extent, trading activities due to market fluctuations.

•	We may generate losses from our brokerage and other commission- and fee-based business.

•	We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

•	Other Risks Relating to Our Business and Operations

•	Our ability to continue to pay dividends and service debt will depend on the level of profits and cash flows of our subsidiaries.

•	Damage to our reputation could harm our business.

•	Our risk management policies and procedures may not be fully effective at all times.

•	Labor unrest may adversely affect our operations.

•	We may experience disruptions, delays and other difficulties relating to our information technology systems.

•	Our activities are subject to cybersecurity risk.

•	Our customers may become victims to “voice phishing” or other financial scams, for which we may be required to make monetary compensation and suffer damage to our business and reputation.

•	We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

•	Risks Relating to Law, Regulation and Government Policy

•	We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

•	The Government may encourage targeted lendings to, or investments in, certain sectors in furtherance of policy objectives, which we may take into account in making lending or investment decisions.

•	The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

•	We have engaged in limited settlement transactions involving Iran in the past, and we also engage in limited business in or related to Russia, which may subject us to legal or reputational risks.

•	Evolving regulatory framework for artificial intelligence and machine learning technology may have an adverse impact on our business, financial condition and results of operations.

•	Risks Relating to Korea

•	Unfavorable financial and economic conditions in Korea and globally may have a material adverse impact on our asset quality, liquidity and financial performance.

•	Escalations in tensions with North Korea could have an adverse effect on us, the price of our common shares and our ADSs.

•	Risks Relating to Our ADSs

•	There are restrictions on withdrawal and deposit of common shares under the depositary facility.

•	Ownership of our shares is restricted under Korean law.

•	Holders of our ADSs will not have preemptive rights in certain circumstances.

•	Holders of our ADSs will not be able to exercise dissent and appraisal rights unless they have withdrawn the underlying shares of our common stock and become our direct stockholders.

•	The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

•	Your dividend payments and the amount you may realize upon a sale of your ADSs will be affected by fluctuations in the exchange rate between the U.S. Dollar and the Won.

•	If the Government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in U.S. Dollars.

•	Other Risks

•	We are generally subject to Korean corporate governance and disclosure standards, which differ in significant respects from those in other countries.

•	You may not be able to enforce a judgment of a foreign court against us.

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

The Korean economy is closely integrated with, and is significantly affected by, developments in the global economy. In light of elevated energy and commodity prices, ongoing global supply chain realignments, heightened geopolitical tensions, including the ongoing Russia-Ukraine war, the military conflicts between Iran and other countries, including the United States and Israel, and broader regional instability in the Middle East, continued shifts in monetary policy by major central banks, volatility in global financial markets, capital flow risks affecting emerging markets, credit risks associated with the Chinese real estate sector, ongoing trade tensions and tariff measures among major economies, and signs of economic slowdown in China and other key markets, among others, significant uncertainty remains as to the global economic prospects in general, which has adversely affected, and may continue to adversely affect, the Korean economy. The Korean economy also continues to face other difficulties, including subdued domestic consumption and investment, high levels of corporate and household debt, volatility in the real estate market, rising delinquencies and credit risk associated with project financing loans, demographic pressures arising from an aging population and persistently low birth rates, and labor market challenges, including youth unemployment. More recently, Korea has experienced heightened political uncertainty in recent years following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025. Any future deterioration of the global and Korean economies could adversely affect our business, financial condition and results of operations.

In particular, difficulties in financial and economic conditions could result in significant deterioration in the quality of our assets and accumulation of higher provisioning, allowance for credit losses on loans and charge-offs as an increasing number of our corporate and retail customers declare bankruptcy or insolvency or otherwise face increasing difficulties in meeting their debt obligations. For example, from time to time, difficulties in certain industries such as real estate and shipbuilding have led to increased delinquency among our corporate borrowers, including some Korean commercial conglomerates known as “chaebols,” and in certain cases, even insolvency, workouts, recovery proceedings and/or voluntary arrangements with creditors. Sustained downturns in the real estate market have also led to increased delinquency among our retail borrowers, and in particular, borrowers with collective loans for pre-sale of newly constructed apartment units. The Government has also led a number of initiatives for Korean financial institutions, including Shinhan Bank, aimed at enhancing the debt-servicing capacity of borrowers, such as a pre-workout program that provides maturity extensions and/or interest reductions to certain eligible retail borrowers with outstanding short-term debt in default. In addition, several policies for small business owners were announced in December 2024, including the introduction of customized debt restructuring, mutual prosperity guarantee and loan programs, consulting programs, and low-interest and long-term installment repayment programs for small business owners who have recently closed their businesses. Shinhan Bank’s delinquency ratio was 0.26% as of December 31, 2023, 0.27% as of December 31, 2024 and 0.28% as of December 31, 2025. Despite such financial support programs, there is no assurance that Shinhan Bank will not experience increased level of credit losses on loans from borrowers, particularly those in troubled industries, since the quality of loans to such borrowers may further deteriorate due to a continued slump in volatile industries resulting from sluggish economic conditions or for other reasons. Further, Government-led financial support programs or other countermeasures may not achieve their intended results and could also result in unintended consequences or otherwise adversely affect our business, financial condition and results of operations.

In addition, given the highly integrated nature of financial systems and economic relationships worldwide, there may be other unanticipated systemic or other risks that may not be presently predictable. Any of these risks, if materialized, may have a material adverse effect on our business, liquidity, financial condition and results of operations.

High rates of global inflation or the occurrence of a recession could have a material and adverse impact on our business, results of operations and financial condition.

Recently, the global markets have experienced higher rates of inflation driven by several market factors, including in the form of increased costs pertaining to labor, materials, shipping, tariffs and overhead costs. Furthermore, recent geopolitical tensions, including the military conflicts between Iran and other countries, including the United States and Israel, has resulted in higher oil prices and could lead to further increases in oil prices and inflation. Governments in many countries usually respond to such inflationary pressures by implementing tighter monetary policies, which could slow the growth rate of local economies and restrict the availability of credit. To the extent that inflationary pressures, shifts in fiscal or monetary policy, or financial market volatility results in slower economic growth or a recession, demand for our products and services could decline, which could materially and adversely affect our business, results of operations and financial condition, including by increasing general and administrative expenses as a percentage of total revenue. Moreover, in the event that a global recession were to occur, it could adversely affect the financial condition of our key counterparties, potentially reducing their demand for our products and services.

Competition in the Korean financial services industry is intense, and may further intensify.

Competition in the Korean financial services industry is, and is likely to remain, intense, including as a result of subdued domestic economic growth, the growing maturation and saturation of the industry as a whole, the entry of new market participants and regulatory changes, among others.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2025, Korea had seven major nationwide domestic commercial banks, five regional banks, three Internet-only banks and a number of branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to “small office/home office” enterprises (“SOHOs”) with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on lower-risk assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means. In addition, such competition may result in lower net interest margin and reduced overall profitability. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans. For additional details on the impact changes in interest rates have on our business, see “— Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.” Furthermore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, the credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector, and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. Despite stricter government regulations such as curbs on excessive marketing expenses, competition remains intense, and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses.

Competition in the credit card sector is partially constrained by regulatory developments, including the reduction of the maximum interest rate on loans from 24% to 20% in 2021 and restrictions on debt collection activities under the Debtor Rehabilitation and Bankruptcy Act implemented in 2024, which have increased pressure on the profitability and operations of credit card companies, including Shinhan Card. These measures have contributed to challenges in collection activities, which may lead to higher delinquencies and increased operating costs. In addition, enhanced consumer protection and personal data protection guidelines introduced by the Government may result in additional compliance costs. Fee and interest rate pressure, customer attrition, higher marketing expenses, and potential deterioration in customer credit quality, together with broader social, economic and regulatory developments in Korea, could adversely affect Shinhan Card’s ability to compete effectively and put downward pressure on its growth, market share, profitability and asset quality. Similar competitive pressures exist across other financial services sectors in which our subsidiaries operate.

Consolidation among our competitors and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock transfer under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which in 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has since sold all of its remaining shares and, as of the date of this annual report, holds no ownership interest in Woori Financial Group. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors) in 2019. In the life insurance sector, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc., in August 2021, and Woori Financial Group acquired 75.3% of the shares of TONGYANG Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd. in July 2025. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to attract new customers dissatisfied with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. We expect consolidation and other structural changes in the financial industry to continue, which may intensify competition as larger and more diversified institutions exert increased pricing pressure, potentially reducing margins and adversely affecting our future profitability.

In addition, online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, have recently made significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” which has intensified competition for online customers among online and mobile payment service providers. Moreover, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. For example, KT consortium’s Kbank, Kakao consortium’s Kakao Bank and Viva Republica consortium’s Toss Bank have been operating Internet-only banks since April 2017, July 2017 and October 2021, respectively. Internet-only banks have certain advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks are facing increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since 2019, commercial banks, including Shinhan Bank, as well as fintech companies, have offered open banking services that allow customers to access, and transact on, accounts held at multiple financial institutions, reducing customer reliance on any single bank. In addition, the MyData service, which was launched in 2020, allows financial institutions that have been approved by the Financial Service Commission as MyData service providers to collect, aggregate and manage (upon the customers’ request and subject to compliance requirements) customers’ personal, credit and transaction data so that customers can easily access such data in one place. Shinhan Bank and Shinhan Card have each obtained a license from the Financial Services Commission to operate as a MyData service provider. Shinhan Bank launched its MyData business in January 2021, followed by Shinhan Card in December 2021. As of December 31, 2025, the Financial Services Commission has granted licenses to 60 companies to operate as MyData service providers, 19 of which are fintech or IT firms. In May 2023, the Government launched a platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform, which was expanded in January 2024 to include mortgage and long-term deposit-based rental loans. Further expansion to additional loan products may further intensify competition among commercial banks in Korea. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

Since the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices. For further details of such capital adequacy requirements, see “— We and our subsidiaries need to maintain our capital ratios above minimum required levels, and failure to so maintain could result in the suspension of some or all of our operations.” There is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

If, despite our efforts to adapt to the changing macroeconomic environment while complying with new regulations, we are unable to compete effectively in the changing business and regulatory environment, our profit margin and market share may erode and our future growth opportunities may become limited, which could adversely affect our business, financial condition and results of operations.

We and our subsidiaries need to maintain our capital ratios above minimum required levels, and failure to so maintain could result in the suspension of some or all of our operations.

We and our subsidiaries in Korea are required to maintain specified capital adequacy ratios. For example, since May 2024, we and our banking subsidiaries in Korea have been required to maintain a minimum common equity Tier I capital adequacy ratio of 9.0%, a Tier I capital adequacy ratio of 10.5% and a total capital (BIS) ratio of 12.5%. These ratios measure the respective regulatory capital as a percentage of risk-weighted assets on a consolidated basis and are determined based on guidelines of the Financial Services Commission. In addition, as further described below, Shinhan Bank is also required to maintain a capital conservation buffer and additional capital as a domestic systemically important bank and may be required to maintain a counter-cyclical capital buffer. Also, our subsidiaries Shinhan Card, Shinhan Life Insurance and Shinhan Securities are each required to maintain a consolidated adjusted equity capital ratio of 8.0%, a Korean-Insurance Capital Standard (“K-ICS”) ratio of 100% and a net capital ratio of 100%, respectively.

The current capital adequacy requirements of the Financial Services Commission are derived from bank capital rules issued by the Basel Committee on Banking Supervision (the “Basel Committee”) in December 2010 in respect of (i) a global regulatory framework for more resilient banks and banking systems and (ii) an international framework for liquidity risk measurement, standards and monitoring, which together are commonly referred to as “Basel III.” Beginning in July 2013, the Financial Services Commission implemented the capital requirements of Basel III through a series of amendments to the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business. Pursuant to these regulations, commercial banks in Korea are required to maintain a minimum common equity Tier I ratio of 4.5%, a minimum Tier I capital ratio of 6.0% and a minimum total capital (BIS) ratio of 8.0% from January 1, 2015. The Regulation on the Supervision of the Banking Business was further amended in December 2014 to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019, and although the liquidity coverage ratio requirement was temporarily lowered during the COVID-19 pandemic, the liquidity coverage ratio requirement has been restored to 100% since January 1, 2025. Capital conservation buffer requirements have also been phased in from January 1, 2016, and accordingly, since January 1, 2019, commercial banks in Korea have been required to maintain a capital conservation buffer of 2.5%. Pursuant to the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Since January 1, 2019, the Financial Services Commission has required domestic systemically important banks to maintain an additional capital buffer of 1.00%, and we and Shinhan Bank have each been designated by the Financial Services Commission since July 2021 as a domestic systemically important bank holding company and domestic systemically important bank, respectively. Accordingly, we and Shinhan Bank are subject to this additional capital buffer of 1.00%. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a level of counter-cyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. As announced by the Financial Services Commission in May 2023, banks and their holding companies, including Shinhan Bank and us, have been required to accumulate a counter-cyclical capital buffer of 1.00% since May 1, 2024. The Financial Services Commission also announced in September 2024 the introduction of a stress buffer capital regulation, which may require banks and their holding companies to accumulate up to 2.5% of additional capital (in addition to, and separate from, the aforementioned minimum capital ratios) depending on the results of stress testing and evaluation of risk management status by the Financial Supervisory Service. In December 2024, the Financial

Services Commission initially announced that the introduction of the stress buffer capital regulation would be delayed until at least the second half of 2025, with the timing and other details to be determined in 2025. In December 2025, the Financial Services Commission announced further delays, stating that the stress buffer capital regulation would be implemented in June 2026 or later, with the specific timing and other implementation details to be determined in 2026.

We and our banking subsidiaries are currently, and have been, in full compliance with Basel III requirements as implemented in Korea since its introduction in December 2013. Although we and our subsidiaries currently maintain capital adequacy ratios in excess of the respective required regulatory minimum levels, we or our subsidiaries may not be able to continue to satisfy the capital adequacy requirements for a number of reasons, including an increase in high-risk assets and provisioning expenses, substitution costs related to the disposal of problem loans, declines in the value of securities portfolios, adverse changes in foreign currency exchange rates, changes in the capital ratio requirements, the guidelines regarding the computation of capital ratios, or the framework set by the Basel Committee upon which the guidelines of the Financial Services Commission are based, or other adverse developments affecting our asset quality or equity capital. If the capital adequacy ratios of us or our subsidiaries were to fall below the required levels, the Financial Services Commission might impose penalties which may range from a warning to a suspension or revocation of our or our subsidiaries’ business licenses. In addition, additional capital requirements may increase our or our subsidiaries’ credit risk and require us or our subsidiaries to either improve asset quality or raise additional capital. In order to maintain the capital adequacy ratios above the required levels, we or our subsidiaries may be required to raise additional capital through equity financing, and there is no assurance that we or our subsidiaries will be able to do so on commercially favorable terms or at all and, even if successful, any such capital raising may have a dilutive effect on our shareholders with respect to their interest in us or on us with respect to our interest in our subsidiaries.

Liquidity, funding management and credit ratings are critical to our ongoing performance.

Liquidity is essential to our business as a financial intermediary, and we may seek additional funding in the near future to satisfy liquidity needs, meet regulatory requirements, enhance our capital levels or fund the growth of our operations as opportunities arise.

For example, Basel III includes an international framework for liquidity risk measurement, standards and monitoring, as noted above, including a new minimum liquidity standard, known as the liquidity coverage ratio, which is designed to ensure that banks have an adequate stock of unencumbered high quality liquid assets (“HQLA”) that can be easily and speedily converted into cash in the private marketplace to withstand a significant stress scenario lasting 30 calendar days. The liquidity coverage ratio is computed as (a) the value of a banking organization’s HQLA, divided by (b) its total expected net cash outflows over the next 30 calendar days under stress scenarios. In January 2013, the Basel Committee released a revised formulation of the liquidity coverage ratio. The Regulation on the Supervision of the Banking Business was further amended in December 2014 to implement the liquidity coverage ratio requirements under Basel III in increments of 5% annually, from 80% as of January 1, 2015 to 100% as of January 1, 2019, and although the liquidity coverage ratio requirement was temporarily lowered during the COVID-19 pandemic, the liquidity coverage ratio requirement has been restored to 100% since January 1, 2025.

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

In the ordinary course of our business, we are subject to risk of legal claims and regulatory actions. We are also subject to a variety of other lawsuits, claims, disputes, legal proceedings and government investigations in Korea and other jurisdictions where we are active, including with respect to financial products sold by us or our subsidiaries. For example, in the past there have been incidents of alleged improper sales of financial products, such as those involving Lime Asset Management Co., Ltd. products, Discovery Asset Management Co., Ltd. products and certain German Heritage derivative-linked securities. Although we have taken measures and strive to improve our risk management systems and internal controls to prevent similar incidents, including updating the internal controls and performance evaluation systems for Shinhan Bank and Shinhan Securities, no assurance can be given that similar incidents have not occurred or will not occur in the future or that such incidents will always be detected, deterred or prevented. We may be required to compensate purchasers of such financial products sold by us or suffer losses and record provisions in connection with such financial products, and we may also suffer harm to our and our subsidiaries’ reputation, any of which may increase our operational and compliance costs and subject us to greater scrutiny by regulators and other parties. These types of claims, disputes, proceedings or investigations may expose us to substantial monetary and/or reputational damages, legal defense costs, injunctive relief, criminal and civil penalties and the potential for regulatory restrictions on our businesses or sanctions against our management and employees. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceedings” and Note 48 of the notes to our consolidated financial statements included in this annual report.

While we plan to rigorously defend our positions in such disputes, lawsuits or other regulatory proceedings against us, the outcome of these matters are highly uncertain and difficult to predict, and they could adversely affect our results of operation and future business. The total amount in dispute or subject to regulatory action may increase during the course of these legal claims and regulatory actions, and other lawsuits may be brought against us based on similar allegations. Accordingly, these legal claims and regulatory actions may have a material adverse effect on our business, financial condition, results of operations and reputation.

Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.

The most significant market risks we face are interest rate, foreign exchange and bond and equity price risks. Changes in interest rate levels, yield curves and spreads may affect the interest rate margin realized between lending and borrowing costs. Changes in foreign currency exchange rates, particularly in the Korean Won to U.S. Dollar exchange rates, affect the value of our assets and liabilities denominated in foreign currencies, the reported earnings of our non-Korean subsidiaries and income from foreign exchange dealings, and substantial and rapid fluctuations in exchange rates may cause difficulty in obtaining foreign currency-denominated financing in the international financial markets on commercial terms acceptable to us or at all. The performance of financial markets may affect bond and equity prices and, therefore, cause changes in the value of our investment and trading portfolios. Moreover, because the secondary market for corporate bonds in Korea is not fully developed, the market value of many of our debt securities is determined by reference to suggested prices posted by Korean rating agencies or the Korea Financial Investment Association, which may differ significantly from the actual value that we could realize in the event we elect to sell these securities. While we have implemented risk management systems and risk thresholds to mitigate and control these and other market risks to which we are exposed, it is difficult to predict with accuracy changes in economic or market conditions and to anticipate the effects that such changes could have on our business, financial condition and results of operations.

Historically, Korea, like many other countries, has experienced interest rate fluctuations, in part due to the Government’s policy to stabilize the economy through active rate-controlling measures. The Bank of Korea lowered its policy rate to 0.75% in March 2020 and to 0.50% in May 2020 in response to deteriorating economic conditions resulting from the COVID-19 pandemic. However, as the economy began to show signs of recovery from the COVID-19 pandemic starting from the second half of 2021, the Bank of Korea gradually raised its policy rate to pre-pandemic levels of 1.25% from August 2021 through January 2022. Furthermore, in response to rising levels of household debt and inflation in Korea as well as globally, the Bank of Korea continued to raise its policy rate to 3.50% from April 2022 through January 2023. More recently, however, the Bank of Korea lowered its policy rate to 3.25% in October 2024, 3.00% in November 2024, 2.75% in February 2025 and 2.50% in May 2025 in response to weak economic conditions in Korea.

Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margin and profitability, particularly with respect to our financial products that are sensitive to such movements. For example, if the interest rates applicable to our loans (which are recorded as assets) increase at a slower pace or by a smaller margin than the interest rates applicable to our deposits (which are recorded as liabilities), our net interest margin will shrink and our profitability will be negatively affected. In addition, the relative size and composition of our variable rate loans and deposits (as compared to our fixed rate loans and deposits) may also impact our net interest margin. Furthermore, the difference in the average repricing frequency of our interest-earning assets (primarily loans) compared to our interest-bearing liabilities (primarily deposits) may also impact our net interest margin. For example, since our deposits tend to have longer terms, on average, than those of our loans, our deposits are on average less sensitive to movements in the base interest rates on which our deposits and loans tend to be pegged, and therefore, a decrease in the base interest rates tends to decrease our net interest margin while an increase in the base interest rates tends to have the opposite effect. While we continually manage our assets and liabilities to minimize our exposure to interest rate volatility, such efforts by us may not mitigate the impact of interest rate volatility in a timely or effective manner, and our net interest margin, and in turn our financial condition and results of operations, could suffer significantly.

We cannot assure you as to when and to what extent the Bank of Korea will in the future adjust the base interest rate, to which the market interest rate correlates. A decision to adjust the base interest rate is subject to many policy considerations as well as market factors, including the general economic cycle, inflationary levels, interest rates in other economies and foreign currency exchange rates, among others. In general, a decrease in interest rates adversely affects our interest income due to the different maturity structure for our assets and liabilities as discussed above. In contrast, a significant or sustained increase in interest rates, all else being equal, would lead to a decline in the value of traded debt securities and increase our funding costs, while reducing loan demand, especially among retail customers. Rising interest rates may therefore require us to re-balance our assets and liabilities in order to minimize the risk of potential mismatches in our asset liability management and to maintain our profitability. In addition, rising interest rates may adversely affect the Korean economy and the financial condition of our corporate and retail borrowers, including holders of our credit cards, which in turn may lead to a deterioration of the asset quality of our credit portfolio. Since most of our retail and corporate loans bear interest at rates that adjust periodically based on prevailing market rates, a sustained increase in interest rates will increase the funding costs of our borrowers and may adversely affect their ability to make payments on their outstanding loans. See “Item 5.A. Operating Results — Interest Rates.”

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

Our banking activities are conducted primarily through our wholly-owned subsidiary, Shinhan Bank. One of our core banking businesses has historically been and continues to be lending to small- and medium-sized enterprises (as defined in “Item 4.B. Business Overview — Our Principal Activities — Corporate Banking Services — Small- and Medium-sized Enterprises Banking”). Shinhan Bank’s loans (before allowance for credit losses and deferred loan origination costs and fees) to such enterprises amounted to ~~W~~134,271 billion as of December 31, 2023, ~~W~~145,327 billion as of December 31, 2024 and ~~W~~150,048 billion as of December 31, 2025, representing 32.2%, 31.9% and 31.9%, respectively, of our total loan portfolio as of such dates.

Compared to loans to large corporations, which tend to be better capitalized and better able to withstand business downturns, or loans to individuals and households, a majority of which are secured by residential properties and have historically exhibited lower delinquency ratios, loans to small- and medium-sized enterprises have historically had a relatively higher delinquency ratio. Many small- and medium-sized enterprises represent sole proprietorships or small businesses that are dependent on a relatively limited number of suppliers or customers and are generally affected to a greater extent than large corporate borrowers by fluctuations in the Korean and global economy. In addition, small- and medium-sized enterprises often maintain less sophisticated financial records than large corporate borrowers. Therefore, it is generally more difficult for banks to assess the level of risk inherent in lending to such enterprises, as compared to large corporations. In addition, many small- and medium-sized enterprises are dependent on business relationships with large corporations in Korea, primarily as suppliers. Difficulties encountered by large corporations could adversely affect the liquidity and financial condition of small- and medium-sized enterprises that engage in business relationships with such entities, including those to which we have exposure, which in turn may result in an impairment of their ability to repay loans.

Financial difficulties experienced by small- and medium-sized enterprises as a result of, among other things, recent economic difficulties in Korea and globally and aggressive marketing and intense competition among banks to lend to this segment, despite our efforts to counter asset quality deterioration through a conservative lending policy, have led to a deterioration in the asset quality of our loans to this segment. As of December 31, 2023, 2024 and 2025, Shinhan Bank’s delinquent loans to small- and medium-sized enterprises were ~~W~~542 billion, ~~W~~645 billion and ~~W~~730 billion, respectively, representing delinquency ratios (net of charge-offs and loan sales) of 0.40%, 0.44% and 0.49%, respectively. If the ongoing difficulties in the Korean or global economy were to continue or worsen, the delinquency ratio for our loans to small- and medium-sized enterprises may rise.

In particular, we have exposure to the Korean real estate, leasing and service, and construction industries. As of December 31, 2025, Shinhan Bank had outstanding loans (before allowance for credit losses on loans and deferred loan origination costs and fees) to enterprises in the real estate, leasing and service, and construction industries (many of which are small- and medium-sized enterprises) of ~~W~~53,232 billion and ~~W~~5,219 billion, respectively, representing 13.2% and 1.3%, respectively, of its total loan portfolio as of such date. We also have other exposure to borrowers in these sectors of the Korean economy, including extending guarantees for the benefit of such companies and holding debt and equity securities issued by such companies. In addition, Shinhan Bank has exposure to borrowers in the shipbuilding and shipping industries, which have yet to stage a meaningful turnaround.

Enterprises in the real estate development and construction industries in Korea, which are heavily concentrated in the housing market, may in turn face difficulties if the housing market experiences a downturn, for example, due to Government policy measures to stabilize the real estate market, oversupply of residential property, ongoing economic sluggishness in Korea and globally or demographic changes in the Korean population. We also have limited exposure to real estate project financing, particularly involving construction companies that have built residential units in provinces outside the Seoul metropolitan area, where delinquency levels have recently increased primarily due to a relatively low rate of pre-sales, on which construction companies primarily rely as a key source for liquidity and cash flow.

Any of the foregoing developments may result in deterioration in the asset quality of our banking subsidiaries. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Loans — Credit Exposures to Companies in Workout and Recovery Proceedings.” We have been taking active steps to curtail delinquency among our small- and medium-sized enterprise customers, including by strengthening loan application review processes and closely monitoring borrowers in troubled sectors. Despite such efforts, there is no assurance that the delinquency ratio for our loans to small- and medium-sized enterprises will not increase in the future, especially if the Korean economy were to face additional difficulties and, as a result, the liquidity and cash flow of these borrowers deteriorate. A significant increase in the delinquency ratios among these borrowers may lead to increased charge-offs and higher provisioning and reduced interest and fee income, which would have a material adverse effect on our business, financial condition and results of operations.

A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.

Most of our mortgage and home equity loans are secured by borrowers’ homes, other real estate, other securities and guarantees (which are principally provided by the Government and other financial institutions), and a substantial portion of our corporate loans are also secured, including by real estate. As of December 31, 2025, the secured portion of Shinhan Bank’s loans amounted to ~~W~~278,115 billion, representing 68.7% of its total loans. No assurance can be given that the collateral value of such loans will not materially decline in the future. Shinhan Bank’s general policy for mortgage and home equity loans is to lend up to 40% to 85% of the appraised value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government, and it periodically re-appraises such collateral. In order to mitigate its loss in the event of a decrease in the value of collateral, Shinhan Bank has made efforts to increase the proportion of installment principal repayment-based loans and manage the loan-to-value ratio of secured loans. As of December 31, 2025, installment principal repayment-based housing loans accounted for 39.0% of the housing loans extended by Shinhan Bank, and the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 51.2%. Despite these efforts, however, if the real estate market in Korea experiences a downturn, the value of the collateral may fall below the outstanding principal balance of the underlying mortgage loans. Borrowers of such under-collateralized mortgages or loans may be forced to pay back all or a portion of such mortgage loans or, if unable to meet the collateral requirement through such repayment, sell the underlying collateral, which sales may lead to a further decline in the price of real estate in general and set off a chain reaction for other borrowers due to the further decline in the value of collateral. Declines in real estate prices reduce the value of the collateral securing our mortgage and home equity loans, and such reduction in the value of collateral may result in our inability to cover the uncollectible portion of our secured loans. A decline in the value of the real estate or other collateral securing our loans, or our inability to obtain additional collateral in the event of such decline, may result in the deterioration of our asset quality and require us to make additional loan loss provisions. In Korea, foreclosure on collateral generally requires a written petition to a Korean court. Foreclosure procedures in Korea generally take 7 to 12 months from initiation to collection depending on the nature of the collateral, and foreclosure applications may be subject to delays and administrative requirements, which may result in a decrease in the recovery value of such collateral. No assurance can be given that we will be able to realize the full value of collateral as a result of, among others, delays in foreclosure proceedings, defects in the perfection of collateral and general declines in collateral value. Our failure to recover the expected value of collateral could expose us to significant losses.

Real estate project financing exposure poses significant risks, and guarantees received in connection with such financing may not be sufficient to cover potential losses.

Primarily through Shinhan Bank, we, alone or together with other financial institutions, provide financing to real estate development projects, which are largely concentrated in the construction of residential complexes. As of December 31, 2025, the total outstanding amount of our real estate project financing-related exposure, consisting of loan balances and debt guarantee commitments, was approximately ~~W~~7.0 trillion, of which approximately ~~W~~3.1 trillion was attributable to Shinhan Bank. These amounts were determined based on the feasibility evaluation criteria for real estate development projects set forth by the Financial Supervisory Service, as further discussed below.

Real estate project financing involves inherent risks for lenders, including project delays, cost overruns, declines in real estate market conditions and deterioration in the financial condition of developers and contractors. These risks may be exacerbated by adverse changes in construction costs, disruptions in global supply chains affecting the availability or pricing of construction materials, including those arising from geopolitical conflicts such as the Russia-Ukraine war, and tightening financing conditions or reduced investor appetite for real estate development projects. In addition, developers involved in real estate project financing transactions are often relatively small and highly leveraged, which may increase the risk of project delays, financial distress or default. Deterioration in real estate market conditions or financing environments may therefore adversely affect the performance of such projects and the ability of borrowers to repay their obligations.

We have designated real estate project financing exposure as a key risk management area and apply a unified risk management approach across relevant subsidiaries by establishing an annual Group-wide aggregate limit and allocating the applicable limits to each relevant subsidiary. We also evaluate the soundness of underlying real estate development projects in accordance with the enhanced feasibility evaluation criteria set forth by the Financial Supervisory Service in 2024. Under these criteria, projects are classified into four categories of soundness: normal, watch, caution and insolvency concern. We monitor projects classified as caution or warning more closely and, where appropriate, establish allowances for credit losses or recognize charge-offs. As of December 31, 2025, real estate project financing extended to real estate development projects classified as caution or insolvency concern represented 3.41% of our total real estate project financing exposure.

Lenders in project financing transactions typically receive various forms of credit support, including completion guarantees from general contractors for the completion of development projects and payment guarantees for loans raised by special purpose financing vehicles established by developers. However, there can be no assurance that such guarantees will be sufficient to cover potential losses if a project fails, the guarantor experiences financial difficulties or the guarantor is otherwise unable to fulfill its obligations.

Although we intend to continue our Group-wide efforts to prudently manage our real estate project financing exposure, if defaults under our existing real estate development project loans were to increase significantly, the quality of such loans were to deteriorate, or the relevant guarantors were unable to honor their guarantee obligations in an amount sufficient to cover the relevant financing, our business, financial condition and results of operations could be adversely affected.

A limited portion of our credit exposure is concentrated in a relatively small number of large corporate borrowers, and future financial difficulties experienced by them may have an adverse impact on us.

Of Shinhan Bank’s ten largest corporate exposures as of December 31, 2025, two were companies for which Shinhan Bank was a main creditor bank. All of the ten companies are members of the “main debtor groups” as identified by the Governor of the Financial Supervisory Service, which largely comprise the largest Korean commercial conglomerates known as “chaebols.” As of such date, the total amount of Shinhan Bank’s exposures to the ten companies was ~~W~~43,797 billion, or 15.8%, of its total exposures. As of that date, Shinhan Bank’s single largest outstanding exposure to a main debtor group amounted to ~~W~~7,038 billion, or 2.5%, of its total exposures. If the credit quality of Shinhan Bank’s exposure to large corporations, including those included in the main debtor groups, deteriorates, Shinhan Bank may be required to record additional loan loss provisions in respect of loans and impairment losses in respect of securities, which would adversely affect its financial condition, results of operations and capital adequacy. No assurance can be given that the allowances established by Shinhan Bank against these exposures will be sufficient to cover all future losses arising from such exposures, especially in the case of a prolonged or renewed economic downturn.

Some of the main debtor groups to which Shinhan Bank has credit exposure are, or may become in the future, subject to restructuring programs or are otherwise making significant efforts to improve their financial conditions, such as by obtaining intragroup loans and entering into agreements to further improve their capital structures. No assurance can be given that there will not be future restructuring with Shinhan Bank’s major corporate customers or that such restructuring will not result in significant losses to Shinhan Bank with less than full recovery. In addition, if the Government decides to pursue an aggressive restructuring policy with respect to distressed companies, Korean commercial banks, including Shinhan Bank, may face a temporary rise in delinquencies and intensified pressure for additional provisioning. Furthermore, bankruptcies or financial difficulties of large corporations, including chaebol groups, may lead to delinquencies in and/or impairment of Shinhan Bank’s loans to small- and medium-sized enterprises that supply parts or labor to such corporations. If Shinhan Bank experiences future losses from its exposure to large corporations, including chaebol groups, such losses may have a material adverse effect on Shinhan Bank’s business, financial condition and results of operations.

The asset quality of our retail loan portfolio may deteriorate.

In recent years, consumer debt, including borrowings by households and small unincorporated businesses, has continued to increase in Korea. As of December 31, 2025, Shinhan Bank’s retail loan portfolio (before allowance for credit losses and deferred loan origination costs and fees and excluding credit card loans) was ~~W~~161,157 billion, representing 39.8% of its total loans outstanding. As of December 31, 2023, 2024 and 2025, Shinhan Bank’s non-performing retail loans (excluding credit card loans) were ~~W~~377 billion, ~~W~~446 billion and ~~W~~474 billion, respectively, representing non-performing loan ratios (net of charge-offs and loan sales) of 0.27%, 0.29% and 0.29%, respectively.

Our large exposure to consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers. For example, a rise in unemployment, an increase in interest rates or a decline in housing prices in Korea could adversely affect the ability of consumers to make payments and increase the likelihood of potential defaults. Economic difficulties in Korea that hurt consumers could result in increasing delinquencies and a decline in the asset quality of our household loan portfolio, which may in turn require us to record higher provisions for credit losses and charge-offs and may materially and adversely affect our financial condition and results of operations.

Any deterioration in the asset quality of our guarantees and acceptances will likely have a material adverse effect on our financial condition and results of operations.

In the normal course of banking activities, primarily through Shinhan Bank, we make various commitments and incur certain contingent liabilities in the form of guarantees and acceptances. Financial guarantees, which are contracts that require us to make specified payments to reimburse the beneficiary of the guarantee for a loss such beneficiary incurs if the debtor in respect of which the guarantee is given fails to make payments when due in accordance with the terms of the relevant debt instrument, are recognized initially at fair value, and such initial fair value is amortized over the life of the financial guarantee. Other guarantees are recorded as off-balance sheet items in the notes to our financial statements, while those guarantees that we have confirmed to make payments are recorded on our statements of financial position. As of December 31, 2025, Shinhan Bank had aggregate guarantees and acceptances of ~~W~~26,062 billion, for which it provided allowances for losses of ~~W~~107.3 billion. If there is significant deterioration in the quality of assets underlying our guarantees and acceptances, our allowances may be insufficient to cover actual losses resulting from these liabilities.

Risks Relating to Our Credit Card Business

Future changes in market conditions as well as other factors, such as stricter regulation, may lead to reduced revenues and deterioration in the asset quality of our credit card receivables.

As of December 31, 2023, 2024 and 2025, Shinhan Card’s income-generating assets, including credit card receivables, installment financing and leases, amounted to ~~W~~39,388 billion, ~~W~~40,199 billion and

~~W~~39,206 billion, respectively. Our large exposure to credit card and other consumer debt means that we are exposed to changes in economic conditions affecting Korean consumers in general. For example, a rise in unemployment, an increase in interest rates, a downturn in the real estate market, or a general contraction or other difficulties affecting the Korean economy may lead Korean consumers to reduce spending (a substantial portion of which is conducted through credit card transactions), which in turn would lead to reduced earnings for our credit card business, as well as to higher default rates on credit card loans, deterioration in the quality of our credit card assets and increased difficulties in recovering written-off assets from which a significant portion of Shinhan Card’s revenues is derived. Any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Increasing consumer and corporate spending and borrowing on our card products and growth in card lending balances depend in part on Shinhan Card’s ability to develop and issue new or enhanced card and prepaid products and increase revenue from such products and services, as well as the level of discretionary income among our cardholders, which is largely affected by macroeconomic factors beyond our control. In addition, credit card companies in Korea, including Shinhan Card, may not be able to enjoy any rapid growth in revenue over the long term due to the maturing nature of the credit card industry, in part due to oversaturation of credit card service providers. Shinhan Card’s future earnings and profitability also depend on its ability to attract new cardholders, reduce cardholder attrition, increase merchant coverage and capture a greater share of customers’ total credit card spending in Korea and abroad. Shinhan Card may not be able to manage and expand cardholder benefits in a cost-effective manner or contain the growth of marketing, promotion and reward expenses to a commercially reasonable level. If Shinhan Card is not successful in increasing customer spending, maintaining or expanding its market position and asset growth, or containing costs or cardholder benefits, its financial condition, results of operations and cash flow could be negatively affected.

In addition, Government policies and regulations aimed at protecting small- and medium-sized enterprises, such as the reduction of fees chargeable to small- and medium-sized merchants, may have a material adverse effect on our revenues from Shinhan Card. Pursuant to the Specialized Credit Financial Business Act, the rates of fees chargeable to merchants are subject to review and revision every six years. Under the most recent adjustments made in early 2025, merchants with annual sales of less than ~~W~~300 million are subject to merchant fees chargeable with respect to credit cards of 0.4%, merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million are subject to merchant fees chargeable with respect to credit cards of 1.0%, merchants with annual sales of more than ~~W~~500 million and up to ~~W~~1 billion are subject to merchant fees chargeable with respect to credit cards of 1.15%, and merchants with annual sales of more than ~~W~~1 billion and up to ~~W~~3 billion are subject to merchant fees chargeable with respect to credit cards of 1.45%. Additionally, in 2018, the Seoul metropolitan and other regional governments launched “Zero Pay”, a government sponsored QR code-based mobile payment platform charging little to no transaction fees (up to 0.5% depending on volume of sales) and aimed at reducing transaction fees small businesses pay to credit card companies. The Financial Services Commission also announced its plans to establish an open banking system that would provide fintech firms access to banks’ payment systems at lower costs. Additional amendments to regulations requiring further downward adjustments on merchant fees or Government policies aimed at reducing transaction fees paid to credit card companies may be implemented in the future, placing further downward pressure on the results of operations for credit card companies, including Shinhan Card.

Over the years, the Government has implemented various measures affecting the credit card industry, including restrictions on marketing practices and interest rates, as well as policies encouraging the use of check cards over credit cards. These measures have limited revenue growth opportunities for credit card companies by constraining pricing, marketing and interest income and may continue to adversely affect the revenues and results of operations of credit card companies, including Shinhan Card. In 2018, the Financial Services Commission introduced additional guidelines aimed at curtailing excessive marketing expenses for credit card companies, for example by limiting the benefits credit card companies may offer to large corporate credit card clients or merchants as well as requiring a reasonable level of annual service fees for credit card holders. Although these and similar Government initiatives and measures may result in a reduction in marketing expenses, which in turn may help reduce the overall expenses of our credit card business, there is no assurance that Government measures will achieve their intended results, and such measures may result in a decline in the volume of credit card transactions or otherwise adversely affect our business, financial condition and results of operations.

Risks Relating to Our Insurance Business

Our profitability may be adversely affected if actual benefits and claims amounts on our in-force insurance policies exceed the amounts that we have reserved, or we increase the amount of reserves due to a change in our underlying assumptions.

We operate our insurance business through Shinhan Life Insurance, our life insurance subsidiary, and Shinhan EZ General Insurance, Ltd., our non-life insurance subsidiary that we acquired in June 2022. With respect to our insurance operations, we establish and carry, as a liability, policy reserves based on the greater of statutory reserves and actuarial estimates of how much we will need to pay for future benefits and claims on our in-force life insurance and non-life insurance policies. The profitability of our insurance operations depends significantly upon the extent to which our actual claims results are consistent with the assumptions used in setting the prices for our insurance products and establishing the liabilities in our financial statements for our obligations for future insurance policy benefits and claims. We establish the liabilities for obligations for future insurance policy benefits and claims based on the expected payout of benefits, calculated through the use of assumptions for investment returns, mortality, morbidity, expenses and persistency, as well as certain macroeconomic factors such as inflation. We also use methods to analyze loss trends with respect to certain risk assumptions relating to natural disasters. These assumptions are based on our previous experience and published data from third party industry sources, as well as judgments made by our management. These assumptions and estimates may deviate from our actual experience due to various factors that are beyond our control, including as a result of unexpected changes in the scope of coverage by the Korean national health insurance program and advancements in health care that result in increased life expectancy and early detection of diseases, as well as re-interpretations of our insurance policy terms by Korean regulators or courts. In addition, the occurrence of unexpected catastrophic events in Korea, including pandemics or natural or man-made disasters, may result in claims that significantly exceed our expectations. As a result, we cannot determine with precision the ultimate amounts that we will pay for, or the timing of payment of, actual benefits and claims or whether the assets supporting the insurance policy liabilities will grow to the level we assume prior to payment of benefits or claims. These amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future.

We evaluate the adequacy of our insurance policy liabilities periodically based on changes in the assumptions used to determine our best estimates of claims, expenses, persistency rates and interest rates, as well as based on our actual policy benefits and claims results. To the extent that trends in actual claims results are less favorable than our underlying assumptions used in establishing these liabilities, and our total insurance policy liabilities are considered to be inadequate to meet our future contractual obligations as and when they arise, we could be required to increase our liabilities. We record increases in our insurance policy liabilities as expenses in the period in which the liabilities are established or re-evaluated. If actual benefits and claims amounts exceed the amounts that we have reserved, or we increase the amount of insurance policy liabilities due to a change in our underlying assumptions, it could have a material adverse effect on our results of operations and financial condition.

Our insurance subsidiaries may be required to raise additional capital or reduce their growth or business scale if their solvency ratios deteriorate or the applicable capital requirements change in the future.

Pursuant to the solvency requirements implemented by the Financial Services Commission, insurance companies in Korea are required to maintain a statutory ratio of available capital to required capital of not less than 100% on a consolidated basis. In addition, under the Regulation on Supervision of Insurance Business, a K-ICS ratio of at least 130% (which was lowered from 150% in June 2025) currently applies to certain regulatory matters, including early redemption conditions for subordinated obligations and certain licensing requirements. We believe that a K-ICS ratio of not less than 130% is generally considered standard in the Korean insurance industry. Furthermore, in January 2026, the Financial Services Commission announced new regulations to become effective on January 1, 2027, which would require the ratio of core capital to required capital to be maintained at 50% or higher. Solvency requirements require insurance companies to hold adequate capital to cover their exposures to life/long-term non-life insurance risk, general non-life insurance risk, market risk, credit risk and operational risk by reflecting such risks in their calculation of required capital. Shinhan Life Insurance and Shinhan EZ General Insurance, Ltd. had solvency ratios of 205.98% and 231.20%, respectively, as of December 31, 2025.

Since the introduction of K-ICS by the Financial Supervisory Service in January 2023, insurance contract liabilities are measured based on market value, rather than book value, at the time of the computation of available capital. K-ICS has also introduced new risk subcategories, including those related to termination, business expenses, longevity, catastrophes and asset concentration, to be considered at the time of the computation of required capital. These changes, among others, have required a number of insurance companies in Korea with a large portfolio of high guaranteed rate of return products to obtain additional capital to meet their solvency requirements. However, the Financial Supervisory Service has allowed for a gradual deduction from available capital and a gradual recognition of risks in relation to required capital, for up to ten years (until 2032). In order to ease the burden on insurance companies, corrective measures will be withheld for up to five years (until 2027) even if the solvency ratio under K-ICS is less than 100%, if the risk-based capital adequacy ratio exceeds 100%. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Insurance Companies — Capital Adequacy.”

There is no guarantee that our insurance subsidiaries will not be required to raise additional capital to sustain their solvency ratio above the required level in connection with the implementation of K-ICS. Any material deterioration in the solvency ratio of our insurance subsidiaries, as a result of the implementation of K-ICS or otherwise, could change their customers’ or business counterparties’ perception of their financial health, which in turn could adversely affect their business and profitability. Furthermore, if they grow rapidly or if their asset quality deteriorates in the future, our insurance subsidiaries may be required to raise additional capital, which we may need to provide in whole or in part, to meet their capital adequacy requirements. If we or our insurance subsidiaries are not able to raise any required additional capital, we may be forced to reduce the growth or scale of our insurance operations.

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

Significantly lower or negative investment margins may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition. In addition, under IFRS 17, which became effective beginning 2023, insurance contract liabilities are calculated in terms of their market value (representing the present value of future insurance cash flows with a provision for the associated risks) instead of their book value. As the applicable discount rate for such calculation reflects current interest rates rather than book yields, we may have a significantly higher debt balance under IFRS 17 due to higher insurance liabilities, thereby resulting in a decrease in our risk-based capital.

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

In July 2019, we made a capital contribution of ~~W~~660 billion to Shinhan Securities by subscribing for new shares of its common stock, enabling Shinhan Securities to satisfy the ~~W~~4 trillion capitalization requirement required to apply for designation as a mega-investment bank (“mega-IB”) by the Financial Services Commission. In December 2025, the Financial Services Commission designated Shinhan Securities as a mega-IB, allowing it to issue debt securities of up to 200% of its capitalization amount to fund corporate lending and other businesses. Although our capital contribution was made in line with our strategic initiative to strengthen our non-banking businesses and capital market activities, we cannot guarantee that such initiatives will be successful. In addition, we cannot assure that our capital contribution, the designation of Shinhan Securities as a mega-IB or any resulting developments will not have a negative impact on our business, financial condition or results of operations.

We may fail to realize the anticipated benefits of and encounter significant risks in connection with mergers and acquisitions.

We continue to seek and evaluate opportunities for diversification and growth of our business, including through strategic acquisitions, and have experienced substantial growth through several mergers and acquisitions. Some of our notable strategic acquisitions in recent years include the following:

•

In February 2019, we acquired a 59.15% interest in Orange Life Insurance, the former Korean unit of ING Life Insurance, as part of our efforts to diversify and enhance our non-banking businesses. In January 2020, we acquired the remaining interests in Orange Life Insurance, which was subsequently merged with and into Shinhan Life Insurance in July 2021.

•

In September 2020, we acquired a 96.8% interest in Neoplux Co., Ltd. (“Neoplux”), a venture capital company formerly under the Doosan Group. We acquired the remaining interest in Neoplux in December 2020 and changed the company’s legal name to Shinhan Venture Investment Co., Ltd. in January 2021.

•

In June 2022, we acquired a 94.54% interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Following a paid-in capital increase in November 2022, our ownership interest in Shinhan EZ General Insurance, Ltd. has decreased to 85.1%.

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

In addition, as part of our business strategy, we have been seeking opportunities to expand our operations in markets outside Korea, including through the opening of additional overseas branches and offices as well as strategic acquisitions and investments. However, the expansion of our operations abroad may be difficult due to the presence of established competitors in the relevant local markets. Moreover, overseas expansion and the management of international operations may require significant financial expenditures as well as management attention, and will subject us to the challenges of operating in an unfamiliar business environment with different regulatory, legal and taxation systems and political, economic and social risks. Accordingly, there is no guarantee that we will be successful in executing our overseas expansion strategy. The failure of our overseas expansion strategy could have an adverse impact on our business, results of operations and financial condition.

Other Risks Relating to Our Business and Operations

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

Economic difficulties in Korea or increases in corporate reorganizations and bankruptcies could result in layoffs and higher unemployment. Such developments could lead to social unrest and substantially increase government expenditures for unemployment compensation and other costs for social programs. According to statistics from the Korea National Statistical Office, the unemployment rate increased from 2.7% in 2023 to 2.8% in each of 2024 and 2025. Increases in unemployment and any resulting labor unrest in the future could adversely affect our operations, as well as the operations of many of our customers and their ability to repay their loans, and could adversely affect the financial condition of Korean companies in general, depressing the price of their securities. These developments would likely have an adverse effect on our financial condition and results of operations.

We may experience disruptions, delays and other difficulties relating to our information technology systems.

We rely on our information technology systems to seamlessly provide our wide-ranging financial services as well as for our daily operations, including billing, online and offline financial transactions settlement and record keeping. We continually upgrade, and make substantial expenditures to upgrade, our group-wide information technology system, including in relation to customer data-sharing and other customer relations management systems, particularly in light of the heightened cybersecurity risks from advances in technology. Despite our best efforts, however, we may experience disruptions, delays, cyber or other security breaches or other difficulties relating to our information technology systems, and may not timely upgrade our systems as currently planned. Any of these developments may have an adverse effect on our business, particularly if our customers perceive us to not be providing the best-in-class cybersecurity systems and failing to timely and fully rectify any glitches in our information technology systems.

Our activities are subject to cybersecurity risk.

Our activities have been, and will continue to be, subject to an increasing risk of cyber-attacks, the nature of which is continually evolving. Cybersecurity risks include unauthorized access, through system-wide “hacking” or other means, to privileged and sensitive customer information, including passwords and account information, and illegal use thereof. Cybersecurity risk is generally on the rise as a growing number of our customers increasingly rely on our Internet- and mobile phone-based banking services for various types of financial transactions. While we vigilantly protect customer data through encryption and other security programs and have made substantial investments to build and upgrade our systems and defenses to address the growing threats from cyber-attacks, there is no assurance that such data will not be subject to future security breaches. In addition, there can be no assurance that we will not experience a leakage of customer information or other security breaches as a result of illegal activities by our employees, outside consultants or hackers, or otherwise. Although we have not experienced any material security breaches or any similar large scale leakage of customer information recently, given the unpredictable and continually evolving nature of cybersecurity threats due to advances in technology or other reasons, there is no assurance that, notwithstanding our continual efforts to maintain robust cybersecurity systems, we will not be vulnerable to major cybersecurity attacks in the future.

In recent years, regulatory authorities in Korea and globally have been placing greater emphasis on data protection by financial service providers, and cybersecurity and ensuring the confidentiality of customers’ information have become more important than ever for financial institutions. For example, under the Personal Information Protection Act, financial institutions, as personal information managers, may not collect, store, maintain, utilize or provide resident registration numbers of their customers, unless other laws or regulations specifically request or permit the management of resident registration numbers. Moreover, under the Use and Protection of Credit Information Act, a financial institution has a higher duty to protect credit information, including the information necessary to assess the creditworthiness of the counterparty to financial transactions and other commercial transactions. Such regulations have considerably restricted a financial institution’s ability to transfer or provide the information to its affiliates or holding company, and quintuple damages can be imposed on a financial institution for a leakage of such information. In addition, under the Electronic Financial Transaction Act, a financial institution is primarily responsible for compensating its customers harmed by a breach in the financial institution’s cybersecurity, even if the breach is not directly attributable to the financial institution. We maintain an integrated system that closely monitors customer information to ensure compliance with data protection laws and regulations as well as our internal policies. See “Item 16K. Cybersecurity.”

If a cybersecurity or other security breach were to happen with respect to us or any of our subsidiaries, it may result in litigation by affected customers or other third parties (including class actions), compensation for any losses suffered by victims of cybersecurity attacks, reputational damage, loss of customers, heightened regulatory scrutiny and related sanctions, imposition of more stringent compliance requirements with present and future regulatory restrictions, and other costs related to damage control, reparation and reinforcement of information security systems, any of which may have a material adverse effect on our business, results of operations and financial condition.

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

We may be required to make transfers from our general banking operations to cover shortfalls in our guaranteed trust accounts, which could have an adverse effect on our results of operations.

We manage a number of money trust accounts through Shinhan Bank, our banking subsidiary. Under Korean law, trust account assets of a bank are required to be segregated from the assets of that bank’s general banking operations. Those assets are not available to satisfy the claims of a bank’s depositors or other creditors of its general banking operations. For most of the trust accounts that we manage, we guarantee the principal amount of the investor’s investment.

If, at any time, the income from our guaranteed trust accounts is not sufficient to pay any guaranteed amount, we will have to cover the shortfall first from the special reserves maintained in these trust accounts, then from our fees from such trust accounts and finally from funds transferred from our general banking operations. As of December 31, 2025, we had ~~W~~108 billion of special reserves in respect of trust accounts for which we provided guarantees of principal. There was no transfer from general banking operations to cover deficiencies in guaranteed trust accounts in 2023, 2024 and 2025. However, we may be required to make transfers from our general banking operations to cover shortfalls, if any, in our guaranteed trust accounts in the future. Such transfers may adversely impact our results of operations.

Risks Relating to Law, Regulation and Government Policy

We are a heavily regulated entity and operate in a legal and regulatory environment that is subject to change, and violations could result in penalties and other regulatory actions.

As a financial services provider, we are subject to a number of regulations that are designed to maintain the safety and soundness of Korea’s financial system, to ensure our compliance with economic and other obligations and to limit our risk exposure. These regulations may limit our activities, and changes in these regulations may increase our costs of doing business. Regulatory agencies frequently review regulations relating to our business and implement new regulatory measures, including by increasing the minimum required provisioning levels or capital adequacy ratios applicable to us and/or our subsidiaries from time to time. We expect the regulatory environment in which we operate to continue to change. Changes in regulations applicable to us, our subsidiaries and our or their business or changes in the implementation or interpretation of such regulations could affect us and our subsidiaries in unpredictable ways and could adversely affect our business, results of operations and financial condition.

For example, the Financial Consumer Protection Act (the “FCP Act”), which became effective in March 2021, unifies the systems for the protection of consumers of financial products, which had been dispersed across various laws, while tightening the existing consumer protection systems to strengthen the rights afforded to consumers of financial products. Banks under the Banking Act are financial instrument distributors subject to the FCP Act, and deposit and loan products under the Banking Act are financial instruments subject to the FCP Act. Under the FCP Act, we, as a financial instrument distributor, are subject to heightened investor protection measures, including stricter distribution guidelines, improved financial dispute resolution procedures, increased liability for customer losses and newly imposed penalty surcharges. Following the enactment of the FCP Act, the financial regulators have published subordinate regulations to such Act, including the Enforcement Decree, Supervisory Regulations and Enforcement Rules to the Supervisory Regulations governing consumer protection within the financial industry. See “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — The Financial Consumer Protection Act.”

We and our subsidiaries have been proactively taking actions necessary to comply with the FCP Act, including the examination of our financial products and training of our officers and employees. However, no assurance can be given that the implementation of the FCP Act will not adversely affect us our subsidiaries’ businesses or lead to a material adverse effect on their reputation, business, results of operations or financial condition. We may also become subject to other restrictions on our operations as a result of future changes in laws and regulations, including more stringent liquidity and capital requirements under Basel III, which have been adopted in phases in Korea in consideration of, among others, the pace and scope of international adoption of such requirements. Any of these regulatory developments may have a material adverse effect on our ability to expand operations or adequately manage our risks and liabilities. For further details on the principal laws and regulations applicable to us as a holding company and our principal subsidiaries, see “Item 4.B. Business Overview — Supervision and Regulation.”

In addition, violations of law and regulations could expose us to significant liabilities and sanctions. For example, the Financial Supervisory Service conducts periodic audits on us and, from time to time, we have received institutional warnings from the Financial Supervisory Service. If the Financial Supervisory Service determines as part of such audit or otherwise that our financial condition, including the financial conditions of our operating subsidiaries, is unsound or that we have violated applicable law or regulations, including Financial Services Commission orders, the Financial Supervisory Service may ask the Financial Services Commission to order, among other things, cancellations of authorization, permission or registration of the business, suspensions of a part or all of the business, closures of branch offices, recommendations for dismissal of officers or suspensions of officers from performing their duties, or may order, among other things, institutional warnings, institutional cautions, reprimanding warnings on officers, cautionary warnings on officers or cautions on officers. From time to time, our subsidiaries, including Shinhan Bank and Shinhan Card, have been subject to investigations and/or sanctions from the Financial Supervisory Service. See “Item 8.A. Consolidated Statements

and Other Financial Information — Legal Proceedings.” If any such measures are imposed on us or our subsidiaries as a result of unsound financial condition or failure to comply with minimum capital adequacy requirements or for other reasons, it will have a material adverse effect on us and our subsidiaries’ business, financial condition and results of operations.

The Government may encourage targeted lendings to, or investments in, certain sectors in furtherance of policy objectives, which we may take into account in making lending or investment decisions.

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

For example, the Government has taken and is taking various initiatives to support small- and medium-sized enterprises and low-income individuals. As part of these initiatives, the Financial Supervisory Service has encouraged banks, over the years, to increase lending to small- and medium-sized enterprises in order to ease the financial burden on such enterprises during times of deteriorating economic conditions. The financial regulators have also adopted several measures designed to improve certain lending practices of the commercial banks which practices were perceived as having an unduly prohibitive effect on extending loans to small- to medium-sized enterprises. Our participation in such Government initiatives may lead us to extend credit to small- and medium-sized enterprises that we would not otherwise extend, or offer terms on such credit that we would not otherwise offer, in the absence of such initiatives. There is no guarantee that the financial condition and liquidity of the small- and medium-sized enterprises benefiting from such initiatives will improve sufficiently for them to service their debt on a timely basis or at all. Accordingly, an increase in our exposure to small- and medium-sized enterprise borrowers resulting from such Government initiatives may have a material adverse effect on our financial condition and results of operations.

In addition, amid concerns about increasing household debt, in 2020 the Financial Services Commission increased target proportions for fixed interest rate loans and installment principal repayment-based housing loans to 52.5% and 60.0%, respectively, which have remained the same through 2025. Fixed interest rate and installment principal repayment-based housing loans accounted for 62.5% and 66.5%, respectively, of the housing loans extended by Shinhan Bank as of December 31, 2025. Furthermore, in October 2025, the Government launched the New Leap Fund, a program under which unsecured debts in the aggregate amount of ~~W~~50 million or less of low-income individuals and small businesses that have been delinquent for seven or more years may be purchased from financial institutions and subsequently extinguished or restructured based on an assessment of the borrowers’ repayment capacity. In November 2025, Korean banks, including Shinhan Bank, agreed to contribute an aggregate of ~~W~~360 billion to such program, of which Shinhan Bank contributed ~~W~~49.7 billion in December 2025. In 2025, the Government also advanced inclusive financial initiatives intended to improve access to low-income or financially vulnerable borrowers by encouraging banks to provide preferential lending to such borrowers. Our efforts to respond to such policy initiatives could require adjustments to our business practices that may increase the risk of defaults by our customers, which may in turn lead to an increase in our delinquency ratios and a deterioration in our asset quality.

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

In addition to targeted lending, the Government may from time to time encourage or request the financial institutions in Korea, including us and our subsidiaries, to make investments in, or provide other forms of financial support to, certain institutions in furtherance of the Government’s policy objectives. In response thereto, we have made and will continue to make the ultimate decision on whether, how and to what extent we will comply with such encouragements or requests based on our internal risk assessment and in accordance with our risk management systems and policies. At the same time, as a leading member of the financial service industry in Korea and as a responsible corporate citizen, we will also fully give due consideration to such encouragements or requests of the Government, including in relation to the long-term benefits of furthering the policy objective of maintaining a sound financial system, even if complying with such requests may involve additional short-term costs and risks to a limited extent. No assurance can be made that any investments or financial support made in response to such policy objective or otherwise would not have an adverse effect on our business, financial condition and results of operations.

The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.

Real estate comprises the most significant asset for a substantial number of households in Korea, and movements in housing prices have generally had a significant impact on the domestic economy. Accordingly, regulating housing prices, either in terms of attempting to stem actual or anticipated excessive speculation during times of a suspected housing price bubble and spur the pricing and/or volume of real estate transactions during times of a depressed real estate market by way of tax subsidy, guidelines to lending institutions or otherwise, has been a key policy initiative for the Government.

The regulations on mortgage and home equity loans are susceptible to the changes in housing market cycles and have been revised from time to time. From 2017 to 2022, the Moon Jae In administration implemented a series of robust polices aimed at taming speculation and deterring the rise of housing prices. However, since the second half of 2022, the Yoon Suk-yeol administration implemented a series of policies to ease the demand-side regulations in the real estate market in order to prevent housing prices from crashing due to a recent hike in interest rates. Such measures included scaling back “regulated area” designations and relaxing high-priced home lending restrictions, among others. More recently, amid renewed housing market concerns, the Government tightened lending rules again and expanded regulated area designations, including by designating all of Seoul as regulated areas in October 2025 and imposing additional mortgage constraints. For a detailed description of the current regulations applicable to our mortgage and home equity loans, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Banks — Recent Regulations Relating to Retail Household Loans.”

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

Meanwhile, in December 2023, as a measure to help prevent excessive household debt, the Financial Services Commission introduced the “stress debt service ratio” system for floating rate loans, mixed rate loans (loans where a fixed interest rate shifts to a floating interest rate after a certain period of time), and periodic loans (loans where a fixed interest rate is adjusted periodically). The “stress debt service ratio” system imposes a certain level of interest rate spread (a stress rate) when calculating the debt service ratio, taking into consideration the possibility that a borrower of a floating rate loan may be subject to an increased burden when repaying principal and interest if the interest rate were to increase during the loan period. The “stress debt service ratio” system was initially implemented in February 2024 and applied to mortgage loans in the banking sector. In September 2024, the scope of such system was expanded to apply to mortgage loans across all financial institutions as well as credit facilities in the banking sector, and in July 2025, it was further expanded to apply to mortgage loans, credit facilities with outstanding balances exceeding ~~W~~100 million and other household loans across all financial institutions.

In June 2023, a special law aimed at protecting victims of lease fraud and ensuring housing stability came into effect. In connection therewith, the Financial Services Commission has decided to provide special treatment for victims of lease fraud, notwithstanding existing regulations on loan-to-value ratios, debt-to-income ratios and debt service ratios. Victims of lease fraud are eligible for a loan-to-value ratio of up to 80%, and in the case of mortgage loans obtained through auction winnings, the loan may be granted regardless of the regulatory status of the area, provided that the loan amount does not exceed ~~W~~400 million. Furthermore, such victims may be exempt from the application of regulations on debt-to-income ratios and debt service ratios. On the other hand, the supervising authorities in Korea from time to time issue administrative instructions to Korean banks, which have the effect of regulating borrowers’ access to housing loans and, as such, demand for real estate properties. For example, the Financial Supervisory Service over time has issued administrative instructions to financial institutions (except in limited circumstances) to verify the borrower’s ability to repay based on proof of income prior to making a mortgage and home equity loan regardless of the type or value of the collateral or the location of the property, which has had the effect of practically barring the grant of any new mortgage and home equity loans to borrowers without verifiable income.

Pursuant to the Regulation on the Supervision of the Banking Business, Shinhan Bank must maintain a loan to deposit ratio of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans have been subject to differential weighting, with retail loans weighted at 115% and corporate loans (excluding loans to SOHOs) weighted at 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In addition, effective April 1, 2026, the Financial Services Commission further lowered the risk weight applied to corporate loans to enterprises located in non-metropolitan areas (i.e., areas other than Seoul, Incheon and Gyeonggi Province), from 85% to 80%, while maintaining the risk weight for retail loans at 115%.

There is no assurance that Government measures will achieve their intended results. While any Government measure that is designed to stimulate growth in the real estate sector may result in the growth of, and improved profitability for, our retail lending business (particularly with respect to mortgage and home equity loans) at least for the short term, such measure could also result in unintended consequences, including potentially excessive speculation resulting in a “bubble” for the Korean real estate market and a subsequent market crash. In contrast, any Government measure changing the direction of its stimulus measures (for example, in order to preemptively curtail an actual or anticipated bubble in the real estate market) may result in a contraction of the real estate market, a decline in real estate prices and consequently, a reduction in the growth of, and profitability for, our retail and/or other lending businesses, as well as otherwise have an adverse effect on our business, financial condition and results of operations or profitability. See “— Risks Relating to Our Banking Business — A decline in the value of the collateral securing our loans or our inability to fully realize the collateral value may adversely affect our credit portfolio.”

We have engaged in limited settlement transactions involving Iran in the past, and we also engage in limited business in or related to Russia, which may subject us to legal or reputational risks.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon dealings with or related to certain countries, governments, entities and individuals that are the subject of OFAC Sanctions, including Iran and Russia, and maintains a list of specially designated nationals, whose assets are blocked and with whom U.S. persons are generally prohibited from dealing. OFAC Sanctions may apply to non-U.S. persons when there is a U.S. nexus. Non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as causing U.S. persons to violate sanctions by routing transactions through the United States or the U.S. financial system. The European Union also enforces certain laws and regulations that impose restrictions upon nationals and entities of, and business conducted in, member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of such laws and regulations (“EU Sanctions”). The United Nations Security Council and other governmental authorities (including the United Kingdom and Korea) also impose similar sanctions.

The United States also maintains so-called “Secondary Sanctions” authorities that allow for the imposition of OFAC Sanctions on non-U.S. persons that engage in targeted transactions or activities with no connection to U.S. jurisdiction, including the provision of material support to parties or sectors subject to OFAC Sanctions. OFAC has targeted a growing number of entities and individuals under Secondary Sanctions authorities in recent years, particularly with respect to transactions with Iran, Russia and North Korea. Iran has also been designated as a “jurisdiction of primary money laundering concern” under Section 311 of the USA PATRIOT Act, potentially subjecting banks dealing with Iranian financial institutions to increased regulatory scrutiny.

Violations of OFAC Sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. Even when no such jurisdictional nexus exists, parties that engage in activities targeted by Secondary Sanctions authorities may themselves become the target of OFAC Sanctions, including, among other things, the blocking of any property subject to U.S. jurisdiction in which the sanctioned party has an interest, which would include a prohibition on transactions or dealings within U.S. jurisdiction involving securities of the sanctioned party. Financial institutions engaging in such targeted activities could in some instances be sanctioned by termination or restriction of their ability to maintain correspondent accounts in the United States. The imposition of sanctions against non-U.S. financial institutions pursuant to the Secondary Sanctions is discretionary and not automatic, requiring affirmative action by the U.S. administration.

In August 2016, the Government authorized Shinhan Bank to act as a settlement bank for Euro-denominated transactions between Korean and Iranian businesses. Prior to the granting of this permission, payments for business activities were settled only in Korean Won and we did not participate in such settlements. From August 2016 through August 2017, Shinhan Bank processed ten such transactions that resulted in a minimal amount of revenue. Since August 2017, Shinhan Bank has ceased processing any such transactions and has no intention to process any such transactions in the future. We are committed to engaging only in lawful activities and in complying with all relevant OFAC Sanctions and EU Sanctions but cannot guarantee that actions taken by our employees will not violate such sanctions.

Shinhan Bank engages in certain limited lending activities in or related to Russia. In response to the Russia-Ukraine war, the U.S., EU, UK, Korean and other governments have imposed economic sanctions on Russia, Belarus and certain regions of Ukraine. Such sanctions target, among other persons, a wide range of Russian financial institutions as sanctioned parties as well as the Russian Central Bank and certain other state and state-owned entities. Such sanctions also target specific sectors of the Russian economy, including the technology, defense and related materiel, construction, aerospace, energy and manufacturing and other sectors. In December 2023, Executive Order 14114 authorized OFAC to impose Secondary Sanctions on foreign financial institutions when they conduct or facilitate significant Russia-related transactions or provide certain Russia-related services, in particular involving Russia’s military-industrial base, including all persons blocked pursuant to OFAC Sanctions against Russia, such as sanctioned Russian banks, as well as persons operating in targeted sectors or supporting the sale, supply, or transfer of critical items to Russia. Russia-related activities may subject us to sanctions and potential legal or reputational risk.

While we have implemented policies and controls to comply with applicable sanctions, U.S. and other sanctions authorities are afforded wide discretion and there is no guarantee that our activities will not be found to have violated OFAC Sanctions, EU Sanctions or other applicable sanctions, or to have involved sanctionable activity under Secondary Sanctions. Sanctions and similar trade or restrictive measures, including those against Iran and Russia, continue to evolve rapidly, and future changes in law could also adversely affect us.

Our business and reputation could be adversely affected if the U.S. government were to determine that our past or ongoing activities, including those relating to Iran or Russia, violated OFAC Sanctions or involved sanctionable activity under Secondary Sanctions, or if any other government were to determine that such activities violated applicable sanctions of other countries. For example, any prohibition or conditions placed on our use of U.S. correspondent accounts could effectively eliminate our access to the U.S. financial system, including U.S. dollar clearing transactions, which would adversely affect our business, and any other sanctions or civil or criminal penalties imposed could also adversely affect our business. We intend to take all necessary measures to the extent possible to ensure that such prohibitions or conditions are not placed on us.

Evolving regulatory framework for artificial intelligence and machine learning technology may have an adverse impact on our business, financial condition and results of operations.

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

Factors that determine economic and business cycles in the Korean or global economy are for the most part beyond our control and inherently uncertain. In addition to discussions of recent developments regarding the global economic and market uncertainties and the risks relating to us as provided elsewhere in this section, factors that could have an adverse impact on Korea’s economy in the future include, among others:

•	declines in consumer confidence and a slowdown in consumer spending in the Korean or global economy, including as a result of higher levels of market interest rates;

•

political uncertainty or increasing strife among or within political parties in Korea following the declaration of martial law by former President Yoon Suk-yeol in December 2024 that led to his impeachment and subsequent removal in April 2025 and the election of Mr. Lee Jae-myung as President in June 2025;

•

the imposition of significant tariffs on Korea’s exports by any of its major export markets, including the United States, as well as any countermeasures or policy responses adopted by the Government that may entail significant costs;

•

hostilities or political or social tensions involving countries in the Middle East (including those resulting from the hostilities in the Middle East following the military conflicts between Iran and other countries, including the United States and Israel) and Northern Africa and any material disruption in the global supply of oil or sudden increase in the price of oil;

•	rising inflationary pressures leading to increases in the costs of goods and services and a decrease in purchasing power;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic, in Korea or other parts of the world;

•

deterioration in economic or diplomatic relations between Korea and its trading partners or allies, including deterioration resulting from territorial or trade disputes or disagreements in foreign policy;

•

adverse conditions or developments in the economies of countries and regions that are important export markets for Korea, such as China, the United States, Europe and Japan, or in emerging market economies in Asia or elsewhere, including as a result of the deterioration of economic and trade relations among such countries (including escalations of tariffs) and increased uncertainties in the global financial markets and industry;

•

adverse changes or volatility in foreign currency reserve levels, commodity prices (including oil prices), exchange rates (including fluctuation of the U.S. Dollar, Euro or Japanese Yen exchange rates or revaluation of the Chinese Renminbi), interest rates, inflation rates or stock markets;

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	increased sovereign default risks in select countries and the resulting adverse effects on the global financial markets;

•	a continuing rise in the level of household debt and increasing delinquencies and credit defaults by retail and small- and medium-sized enterprise borrowers in Korea;

•	a deterioration in the financial condition or performance of small- and medium-sized enterprises and other companies in Korea;

•	investigations of large Korean business groups and their senior management for possible misconduct;

•	shortages of imported raw materials, natural resources, rare earth minerals or component parts, including semiconductors, due to disruptions in the global supply chain;

•	social and labor unrest;

•	substantial changes in the market prices of Korean real estate;

•

a substantial decrease in tax revenues or a substantial increase in the Government’s expenditures for fiscal stimulus measures, unemployment compensation and other economic and social programs, which could lead to a national budget deficit as well as an increase in the Government’s debt;

•

financial problems or lack of progress in the restructuring of chaebols, other large troubled companies (including those in the construction, shipbuilding, shipping and real estate project financing sectors) and their suppliers or the financial sector;

•	loss of investor confidence arising from corporate accounting irregularities or corporate governance issues at certain chaebols;

•	increases in social expenditures to support an aging population in Korea or decreases in economic productivity due to the declining population size in Korea;

•	a continued decrease in the population and birthrates in Korea;

•	the economic impact of any pending or future free trade agreements or of any changes to existing free trade agreements;

•	geo-political uncertainty and the risk of further attacks by terrorist groups around the world;

•	natural or man-made disasters that have a significant adverse economic or other impact on Korea or its major trading partners;

•	increased reliance on exports to service foreign currency borrowings, which could cause friction with Korea’s trading partners;

•	an increase in the level of tensions or an outbreak of hostilities between North Korea and Korea or the United States; and

•	changes in financial regulations in Korea.

Any future deterioration of the Korean economy could have an adverse effect on our business, financial condition and results of operations.

Escalations in tensions with North Korea could have an adverse effect on us, the price of our common shares and our ADSs.

Relations between Korea and North Korea have been tense throughout Korea’s modern history. The level of tension between Korea and North Korea has fluctuated and may increase abruptly as a result of current and future events. In particular, there have been heightened security concerns in recent years stemming from North Korea’s nuclear weapon, ballistic missile and satellite programs as well as its hostile military actions against Korea.

North Korea renounced its obligations under the Nuclear Non-Proliferation Treaty in January 2003 and has conducted six rounds of nuclear tests since October 2006, including claimed detonations of hydrogen bombs and warheads that can be mounted on ballistic missiles. Over the years, North Korea has continued to conduct a series of missile tests, including missiles launched from submarines and intercontinental ballistic missiles that it claims can reach the United States mainland. North Korea has increased the frequency of such activities since the beginning of 2022, firing numerous ballistic missiles, including intercontinental ballistic missiles, and in November 2023, successfully launched its first spy satellite. In response, the Government has repeatedly condemned North Korea’s provocations and flagrant violations of relevant United Nations Security Council resolutions. Over the years, the United Nations Security Council has passed a series of resolutions condemning North Korea’s actions and significantly expanding the scope of sanctions applicable to North Korea, as did the United States and the European Union.

North Korea’s economy also faces severe challenges, which may further aggravate social and political pressures within North Korea. Although bilateral summit meetings were held between Korea and North Korea in April, May and September 2018 and between North Korea and the United States in June 2018, February 2019 and June 2019, there can be no assurance that the level of tensions affecting the Korean peninsula will not escalate in the future. Any increase in tensions, which may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between Korea and North Korea or between the United States and North Korea break down or military hostilities occur, could have a material adverse effect on the Korean economy and on our business, financial condition and results of operations and the market value of our common stock and ADSs.

Risks Relating to Our ADSs

There are restrictions on withdrawal and deposit of common shares under the depositary facility.

Under the deposit agreement, holders of shares of our common stock may deposit those shares with the depositary bank’s custodian in Korea and obtain ADSs, and holders of ADSs may surrender ADSs to the depositary bank and receive shares of our common stock. However, under current Korean laws and regulations, the depositary bank is required to obtain our prior consent for the number of shares to be deposited in any given proposed deposit which exceeds the difference between (1) the aggregate number of shares deposited by us for the issuance of ADSs (including deposits in connection with the initial and all subsequent offerings of ADSs and stock dividends or other distributions related to these ADSs) and (2) the number of shares on deposit with the depositary bank at the time of such proposed deposit. We have consented to the deposit of outstanding shares of common stock as long as the number of ADSs outstanding at any time does not exceed 40,432,628. As a result, if you surrender ADSs and withdraw shares of common stock, you may not be able to deposit the shares again to obtain ADSs.

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

Under Korean law, in some limited circumstances, including the transfer of the whole or any significant part of our business and the merger or consolidation of us with another company, dissenting stockholders have the right to require us to purchase their shares under Korean law. However, under our deposit agreement, holders of our ADSs do not have, and may not instruct the depositary as to the exercise of, any dissenter’s rights provided to the holders of our common shares under Korean law. Therefore, if holders of our ADSs wish to exercise dissenting rights, they must withdraw the underlying common stock from the ADSs facility (and incur charges relating to that withdrawal) and become our direct stockholders prior to the record date of the shareholders’ meeting at which the relevant transaction is to be approved, in order to exercise dissent and appraisal rights.

The market value of your investment in our ADSs may fluctuate due to the volatility of the Korean securities market.

Our common stock is listed on the KRX Korea Composite Stock Price Index (“KOSPI”) Division of the Korea Exchange, which has a smaller market capitalization and is more volatile than the securities markets in the United States and many European countries. The market value of ADSs may fluctuate in response to the fluctuation of the trading price of shares of our common stock on the Stock Market Division of the Korea Exchange. The Stock Market Division of the Korea Exchange has experienced substantial fluctuations in the prices and volumes of sales of listed securities and the Stock Market Division of the Korea Exchange has prescribed a fixed range in which share prices are permitted to move on a daily basis. Like other securities markets, including those in developed markets, the Korean securities market has experienced problems including market manipulation, insider trading and settlement failures. The recurrence of these or similar problems could have a material adverse effect on the market price and liquidity of the securities of Korean companies, including our common stock and ADSs, in both the domestic and international markets.

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

Investors who purchase the ADSs will be required to pay for them in U.S. Dollars. Our outstanding shares are listed on the Korea Exchange and are quoted and traded in Won. Cash dividends, if any, in respect of the shares represented by the ADSs will be paid to the depositary bank in Won and then converted by the depositary bank into U.S. Dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Won and the U.S. Dollar will affect, among other things, the amounts a registered holder or beneficial owner of the ADSs will receive from the depositary bank in respect of dividends, the U.S. Dollar value of the proceeds which a holder or owner would receive upon sale in Korea of the shares obtained upon surrender of ADSs and the secondary market price of the ADSs.

If the Government deems that certain emergency circumstances are likely to occur, it may restrict the depositary bank from converting and remitting dividends in U.S. Dollars.

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

Introduction

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea. We seek to deliver comprehensive financial solutions to our customers through a convenient one-portal online network and mobile application.

As of December 31, 2025, we have 15 direct and 32 indirect subsidiaries offering a wide range of financial products and services, including commercial banking, corporate banking, private banking, credit card, asset management, brokerage and insurance services. We believe that such breadth of services will help us to meet the diversified needs of our present and potential clients. We currently serve approximately 21 million active customers, which we believe is one of the largest customer bases in Korea, through approximately 29,620 employees at approximately 1,344 network branches group-wide. While over 80% of our revenues have been historically derived from Korea, we aim to serve the needs of our customers through a global network of 242 offices in the United States, Canada, the United Kingdom, Japan, the People’s Republic of China, Germany, India, Australia, Hong Kong, Vietnam, Cambodia, Kazakhstan, Singapore, Mexico, Uzbekistan, Myanmar, Poland, Indonesia, the Philippines and the United Arab Emirates.

Our legal and commercial name is Shinhan Financial Group Co., Ltd. Our registered office and corporate headquarters are located at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513 and our telephone number is +822 6360 3000. The address of our English website is https://www.shinhangroup.com/en.

The U.S. Securities and Exchange Commission maintains a website (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the U.S. Securities and Exchange Commission.

Our History and Development

On September 1, 2001, we were formed as a financial holding company under the Financial Holding Companies Act, as a result of acquiring all of the issued shares of the following four entities from their former shareholders in exchange for shares of our common stock: (i) Shinhan Bank, a nationwide commercial bank listed on the Korea Exchange, (ii) Shinhan Securities, a securities brokerage company listed on the Korea Exchange, (iii) Shinhan Capital Co., Ltd. (“Shinhan Capital”), a leasing company listed on the Korea Exchange Korean Securities Dealers Automated Quotations (“KRX KOSDAQ”), and (iv) Shinhan Investment Trust Management Co., Ltd., a privately held investment trust management company. On September 10, 2001, the common stock of our holding company was listed on what is currently the KRX KOSPI Market.

Since our inception, we have substantially expanded our operations, including by engaging in strategic acquisitions and establishing subsidiaries and joint ventures. Our significant acquisitions, capital contributions and joint ventures include the following:

Date of Acquisition	Entity(1)	Principal Activities	Method of Establishment
April 2002	Jeju Bank	Regional banking	Acquisition from Korea Deposit Insurance Corporation

July 2002	Goodmorning Securities Co., Ltd.(2)	Securities and investment	Acquisition from shareholders of Ssangyong Securities Co., Ltd.

August 2002	Shinhan BNP Paribas Investment Trust Management Co., Ltd.(3)	Investment advisory	Joint venture with BNP Paribas

August 2003	Chohung Bank(4)	Commercial banking	Acquisition from creditors

December 2005	Shinhan Life Insurance	Life insurance services	Acquisition from shareholders

March 2007	LG Card Co., Ltd. (“LG Card”)(5)	Credit card services	Acquisition from creditors of LG Card

January 2012	Tomato Mutual Savings Bank(6)	Savings bank	Purchase and assumption of assets and liabilities from creditors

January 2013	Yehanbyoul Savings Bank(7)	Savings bank	Acquisition from Korea Deposit Insurance Corporation

October 2017	Shinhan REITs Management Co., Ltd.	Real estate asset management	Newly established

February 2019, January 2020	Orange Life Insurance(8)	Life insurance services	Acquisition from majority shareholders and subsequent comprehensive stock exchange

May 2019	Asia Trust Co. Ltd.(9)	Real estate trust business	Acquisition from majority shareholders

August 2019	Shinhan AI. Co., Ltd.(10)	Investment advisory	Incorporated and joined as a wholly-owned subsidiary

Date of Acquisition	Entity(1)	Principal Activities	Method of Establishment
September 2020, December 2020	Neoplux Co., Ltd.(11)	Venture capital	Acquisition from majority shareholders and subsequent comprehensive stock exchange

January 2021	Shinhan BNP Paribas Asset Management(12)	Asset management services	Acquisition of remaining interests from BNP Paribas Asset Management Holding

June 2022	BNP Paribas Cardif General Insurance(13)	General insurance services	Acquisition of BNP Paribas Cardif General Insurance

Notes:

(1)	Entity name represents the name of the acquired entity at the time of the relevant acquisition.
(2)

Renamed from Goodmorning Securities Co., Ltd. to Goodmorning Shinhan Securities Co., Ltd. in August 2002, and subsequently renamed to Shinhan Investment Corp. in August 2009 and to Shinhan Securities in October 2022.

(3)	In January 2009, SH Asset Management Co., Ltd. and Shinhan BNP Paribas Investment Trust Management merged to form Shinhan BNP Paribas Asset Management.
(4)	In April 2006, Shinhan Bank merged with and into Chohung Bank, and the surviving entity was renamed Shinhan Bank.
(5)	Renamed from LG Card to Shinhan Card in October 2007.
(6)

Shinhan Hope Co., Ltd. was established in December 2011 to purchase and assume certain assets and liabilities of Tomato Mutual Savings Bank. Later in the same month, Shinhan Hope Co., Ltd. obtained a savings bank license, changed its name to Shinhan Savings Bank and became our direct subsidiary.

(7)

In April 2013, Shinhan Savings Bank and Yehanbyoul Savings Bank merged into a single entity, with Yehanbyoul Savings Bank being the surviving entity and the newly merged bank being named Shinhan Savings Bank.

(8)

In February 2019, we acquired a 59.15% ownership interest in Orange Life Insurance, the former Korean unit of ING Life Insurance. In January 2020, we acquired the remaining outstanding ownership interest in Orange Life Insurance by effecting a comprehensive stock exchange under Article 360-2 of the Korean Commercial Code whereby holders (other than us) of Orange Life Insurance’s common stock transferred all of their shares to us and in return received shares of our common stock. Orange Life Insurance subsequently merged with and into Shinhan Life Insurance in July 2021.

(9)	Renamed from Asia Trust Co. Ltd. to Shinhan Asset Trust Co., Ltd. in May 2022.
(10)	In July 2024, we announced the liquidation and dissolution of Shinhan AI. Co., Ltd., and such entity is no longer our subsidiary.
(11)

In September 2020, we acquired a 96.8% ownership interest in Neoplux, a venture capital company formerly under the Doosan Group. In December 2020, we acquired the remaining outstanding ownership interest in Neoplux by effecting a small-scale stock exchange under Article 360-10 of the Korean Commercial Code. In January 2021, Neoplux changed its legal name to Shinhan Venture Investment Co., Ltd.

(12)

In January 2021, we acquired the remaining 35% ownership interest in Shinhan BNP Paribas Asset Management from BNP Paribas Asset Management Holding and changed its legal name to Shinhan Asset Management.

(13)

In June 2022, we acquired a 94.54% ownership interest in BNP Paribas Cardif General Insurance, which then changed its name to Shinhan EZ General Insurance, Ltd. Subsequently in November 2022, Shinhan EZ General Insurance, Ltd. conducted a paid-in capital increase and our ownership interest decreased to 85.1%.

ITEM 4.B.	Business Overview

Unless otherwise specifically mentioned, the following business overview is presented on a consolidated basis under IFRS.

Our Strategy

We have maintained a vision of becoming a “customer-centered, top-tier Shinhan” recognized by our clients as well as the broader community. In line with this vision, we have identified three core agendas as foundational principles to guide our overall strategic direction: (i) “Scandal Zero,” (ii) enhanced customer experience and convenience, and (iii) sustainable revenue generation. We are committed to maintaining and enhancing our position as a leading financial institution in Korea and globally. To this end, we have identified four key strategic initiatives for 2026 as outlined below.

1.	Establishing Effective Internal Controls

We aim to elevate our robust internal control systems into a core differentiating competitive advantage, establishing and strengthening the trust we have gained from our customers and other participants in the industry. To this end, we have introduced responsibility maps delineating roles and responsibilities with appropriate checks and balances at the holding company as well as subsidiary levels, and we plan to further strengthen our infrastructure with respect to internal controls. We also seek to further refine our credit evaluation system to align incentives among stakeholders and utilize advanced technologies, including AI, to strengthen our fraud detection and internal controls monitoring systems. We also aim to expand and strengthen ethics training programs for our officers and employees to further our professional responsibility and ethics initiatives.

2.	Creating Differentiated Customer Value

We plan to continue our pursuit of unique value propositions for customers through three specific initiatives: (i) enhancing customer experience and convenience, (ii) expanding the adoption of digital and AI-driven innovations, and (iii) strengthening our presence in the senior and wealth management markets. We plan to evaluate customer touchpoints to refine our products and services, with a particular emphasis on streamlining processes and improving the speed and efficiency of customer transactions in order to enhance customers’ overall user experience. We are also seeking to provide more customized and tailored financial services to our customers by integrating AI technology into key interfaces. In light of evolving demographic trends, particularly the growing senior segment, we plan to devote more resources and increase our expertise in wealth management, aiming to provide comprehensive solutions that adapt to our customers’ diverse financial needs.

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

We plan to continue our efforts to deliver enhanced value to our customers as well as shareholders through prudent management of our capital ratios and strengthening our financials and credibility in the market. In addition, in order to preemptively respond to increased volatility in the economy and financial markets, and the resulting uncertainty in our operating environment, we intend to strengthen our portfolio management capabilities and continue to enhance our corporate structure in order to achieve sustainable growth. At the same time, we intend to enhance our overall risk management infrastructure through the adoption of AI- and digital-based technologies, thereby strengthening our ability to identify, measure and respond to risks, as well as fuelling our pursuit of stable medium- to long-term growth opportunities amidst changing market conditions.

Our Principal Activities

We provide comprehensive financial services, principally consisting of the following:

•	commercial banking services provided through the following four business sub-segments:

•

channel division segment, primarily focused on retail banking services and corporate banking services, which include providing loans to and receiving deposits from individuals, corporations (other than large corporations) and wealth management customers;

•

capital market division segment, primarily focused on corporate banking services for large corporations as well as securities investing and trading, derivatives trading and investment banking services within other banking services;

•	international group segment, primarily focused on international business including management of overseas subsidiaries and branch operations and other international businesses; and

•	others segment, consisting of treasury business within other banking services, including internal asset and liability management activities, as well as various other business support functions.

•	credit card services;

•	securities services;

•	insurance (including life insurance and non-life insurance) services;

•	credit services; and

•

other services, including asset management services, savings banking services, real estate trust services, financial system development and supply services, collective investment administrative services, real estate investment services, and trust and collective investment services.

In addition to the above-mentioned business activities, we, at the holding company level, have the following business departments and planning offices, the primary functions of which are to support cross-divisional management with respect to these specific business areas: group & global investment banking business department, global market & securities planning office, global business planning office, wealth management planning office and retirement pension planning office.

Our principal business activities are not subject to any material seasonal trends. Although we have a number of overseas branches and subsidiaries, a substantial majority of our assets are located, and a substantial majority of our revenues are generated, in Korea.

Deposit-Taking Activities

Principally through Shinhan Bank, we offer many deposit products that target different customer segments with features tailored to each segment’s financial and other profiles. Our deposit products consist principally of the following:

•

Demand deposits. Demand deposits do not accrue interest or accrue interest at a lower rate than time deposits and allow the customer to deposit and withdraw funds at any time. Interest on interest-bearing demand deposits is accrued at a fixed or variable rate depending on the period and the amount of deposit. Demand deposits constituted 17.0%, 16.1% and 16.7% of our total deposits as of December 31, 2023, 2024 and 2025, respectively. Demand deposits paid average interest of 1.00%, 1.04% and 0.98% for 2023, 2024 and 2025, respectively.

•

Time and savings deposits. Time deposits generally require the customer to maintain a deposit for a fixed term during which the deposit accrues interest at a fixed rate or a variable rate based on certain financial indexes, including the “cost of funds index,” or COFIX, published by the Korean Federation of Banks. If the deposit is withdrawn prior to the end of the fixed term, the customer is paid a lower interest rate than that originally offered. The term typically ranges from one month to five years. Time deposits constituted 53.8%, 56.7% and 54.4% of our total deposits as of December 31, 2023, 2024 and 2025, respectively, and paid average interest of 3.83%, 3.66% and 3.08% for 2023, 2024 and 2025, respectively. Savings deposits allow the customer to deposit and withdraw funds at any time and accrue interest at an adjustable interest rate, which is typically lower than the rate applicable to time deposits. Savings deposits constituted 26.0%, 24.7% and 25.1% of our total deposits as of December 31, 2023, 2024 and 2025, respectively, and paid average interest of 0.85%, 0.84% and 0.70% for 2023, 2024 and 2025, respectively.

•

Other deposits. Other deposits consist mainly of certificates of deposit. Certificates of deposit typically have maturities from 30 days to two years. Interest rates on certificates of deposit are determined based on the length of the deposit and prevailing market interest rates. Certificates of deposit are sold at a discount to their face value, reflecting the interest payable on the certificates of deposit. Certificates of deposit constituted 3.2%, 2.5% and 3.8% of our total deposits as of December 31, 2023, 2024 and 2025, respectively, and paid average interest of 3.80%, 4.02% and 3.30% for 2023, 2024 and 2025, respectively.

We also offer deposits via general housing subscription savings accounts, which provide the customer with preferential rights to housing subscriptions under the Housing Law and Rules on Housing Supply and eligibility for mortgage and home equity loans. The contribution period is from the subscription date to the date on which the account holder is selected as the purchaser of a house, and the required monthly contribution amount (subject to certain exceptions) is from a minimum of ~~W~~20,000 to a maximum of ~~W~~500,000. The interests accrued on these accounts are paid in lump sum upon termination of the account, and are calculated at the interest rate determined and announced by the Ministry of Land, Infrastructure and Transport. Those who have a general housing subscription savings account and meet certain other criteria are granted a preferential subscription right for the purchase of a house. In the case of privately funded houses, the aggregate amount of contributions made to the account must be at least the applicable deposit threshold amount for the location and area of the relevant house (from ~~W~~2 million up to ~~W~~15 million). Only one account per person is generally allowed, and customers are typically not allowed to transfer accounts between one another. For information on our deposits in Korean Won based on the principal types of deposit products we offer, see “— Description of Assets and Liabilities — Funding — Deposits.”

The rate of interest payable on our deposit products may vary significantly, depending on average funding costs, the rate of return on our interest-earning assets, prevailing market interest rates among financial institutions and other major financial indicators.

We also offer court deposit services for litigants in Korean courts, which involve providing effectively an escrow service for litigants involved in certain types of legal or other proceedings. Chohung Bank historically was a dominant provider of such services since 1958, and following our acquisition of Chohung Bank, we continue to hold a dominant market share in these services. Such deposits typically carry interest rates lower than the market rates (by approximately 0.35% per annum) and amounted to ~~W~~6,421 billion, ~~W~~6,975 billion and ~~W~~7,057 billion as of December 31, 2023, 2024 and 2025, respectively.

The Monetary Policy Committee of the Bank of Korea imposes a reserve requirement on Won currency deposits at commercial banks at rates ranging from 0% to 7%, based generally on maturity and the type of deposit instrument. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Liquidity.”

The Depositor Protection Act provides for a deposit insurance system where the Korea Deposit Insurance Corporation guarantees to depositors the repayment of their eligible bank deposits. The deposit insurance system insures up to a total of ~~W~~100 million per depositor per bank, which limit increased from ~~W~~50 million through an amendment to the Presidential Decree to the Depositor Protection Act of Korea that became effective in September 2025. See “— Supervision and Regulation — Principal Regulations Applicable to Banks — Deposit Insurance System.”

Retail Banking Services

Overview

We provide retail banking services primarily through Shinhan Bank, and, to a significantly lesser extent, through Jeju Bank, a regional bank. Our retail loans, before allowance for credit losses on loans and deferred loan origination costs and fees and excluding credit card receivables, amounted to ~~W~~173,570 billion as of December 31, 2025.

Retail banking services include retail lending and deposit-taking activities as well as checking account services, electronic banking and automatic teller machines (“ATM”) services, bill paying services, payroll and check-cashing services, currency exchange and wire fund transfer. We believe that providing modern and efficient retail banking services is important to maintaining our public profile and as a source of fee-based income. Accordingly, we believe that our retail banking services and products will become increasingly important in the coming years as the domestic banking sector further develops and becomes more complex.

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

Retail Lending Activities

We offer various retail loan products, consisting principally of loans to individuals and households. Our retail loan products target different segments of the population with features tailored to each segment’s financial profile and other characteristics, including customer’s occupation, age, loan purpose, collateral requirements and the duration of the customer’s relationship with Shinhan Bank. Our retail loans consist principally of the following:

•	Mortgage and home equity loans, which mostly comprise mortgage loans that are used to finance home purchases and are generally secured by the housing unit being purchased; and

•

Other retail loans, which are loans made to customers for any purpose other than mortgage and home equity loans and the terms of which vary based primarily on the characteristics of the borrower and which are either unsecured or secured, or guaranteed by deposits or by a third party. Other retail loans also include advance loans extended on an unsecured basis to retail borrowers the use of proceeds for which is restricted to financing of home purchases prior to the completion of the construction.

As of December 31, 2025, our mortgage and home equity loans and other retail loans accounted for 62.4% and 37.6% of our total retail loans, respectively.

For secured loans, our policy is to lend up to 40% to 100% of the appraisal value of the collateral, after taking into account the value of any lien or other security interest that has priority over our security interest (other than petty claims). For mortgage and home equity loans, our general policy is to lend up to 40% to 85% of the appraisal value of the collateral, but subject to the maximum loan-to-value ratio, debt-to-income ratio and debt service ratio requirements for mortgage loans implemented by the Government. The loan-to-value ratio of secured loans, including mortgage and home equity loans, is updated on a monthly basis using the most recent appraisal value of the collateral, and maximum loan-to-value ratios are further adjusted based on factors such as the location of the secured property, nature and purpose of the loans and level of competition in the market. Since

January 11, 2019, maximum loan-to-value ratios are determined and may be adjusted in increments of 1% (as opposed to increments of 5%, which was the case prior to January 11, 2019), allowing us to set more precise and tailored maximum loan-to-value ratios for secured loans. As of December 31, 2025, the loan-to-value ratio of mortgage and home equity loans of Shinhan Bank was 51.2%. As of December 31, 2025, substantially all of its mortgage and home equity loans were secured by residential property.

Under the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, when extending mortgage and home equity loans, our banking subsidiaries are subject to a maximum loan-to-value ratio of 70% (subject to certain exceptions, including certain regulated areas) and a maximum debt-to-income ratio of 60% (only in respect of housing units located in the greater Seoul metropolitan area, subject to certain exceptions).

Korean regulations on mortgage and home equity loans are susceptible to changes in housing market cycles and have been revised from time to time. In recent years, such regulatory changes included measures that seek to promote stability in the real estate market, modernize credit review methods and stabilize the management of household debt, help prevent excessive household debt, protect the victims of lease fraud and ensure housing stability. For a detailed description of the current regulations applicable to our mortgage and home equity loans, see “— Supervision and Regulation — Principal Regulations Applicable to Banks — Recent Regulations Relating to Retail Household Loans” and “Item 3.D. Risk Factors — Risks Relating to Law, Regulation and Government Policy — The level and scope of government oversight of our retail lending business, particularly regarding mortgage and home equity loans, may change depending on the economic or political climate.”

Our banking subsidiaries extend mortgage and home equity loans in compliance with the applicable regulations and administrative instructions by the relevant supervising authorities.

The following table sets forth a breakdown of our retail loans.

	As of December 31,
	2023		2024		2025

	(In billions of Won, except percentages)
Retail loans(1)
Mortgage and home equity loans	~~W~~	87,305	~~W~~	101,078	~~W~~	108,268
Other retail loans		67,799		65,062		65,302
Percentage of retail loans to total gross loans		37.2%		36.5%		36.9%

Note:

(1)	Before allowance for credit losses on loans and deferred loan origination costs and fees and excludes credit card receivables.

Our total mortgage and home equity loans amounted to ~~W~~108,268 billion as of December 31, 2025, which consisted of amortizing loans (the principal portion of which is repaid by part of the installment payments) in the amount of ~~W~~75,109 billion and non-amortizing loans in the amount of ~~W~~33,159 billion. In addition, as of December 31, 2025, we also provided lines of credit in the aggregate outstanding amount of ~~W~~158 billion as part of our non-amortizing loans.

Pricing

The interest rates payable on Shinhan Bank’s retail loans are either periodically adjusted floating rates (based on a base rate determined for three-month, six-month or twelve-month periods derived using an internal transfer price system, which reflects the market cost of funding, as adjusted to account for expenses related to lending and the profit margin of the relevant loan products) or fixed rates that reflect the market cost of funding, as adjusted to account for expenses related to lending and the profit margin. Fixed rate loans are offered only on a limited basis and usually at a premium to floating rate loans. For unsecured loans, which Shinhan Bank provides on a floating or fixed rate basis, interest rates thereon reflect a margin based on, among other things, the borrower’s credit score as determined during its loan approval process. For secured loans, the credit limit is based on the type of collateral, priority with respect to the collateral and the loan-to-value ratio. Shinhan Bank may adjust the pricing of these loans to reflect the borrower’s current and/or expected future contribution to Shinhan Bank’s profitability. The interest rate on Shinhan Bank’s loan products may be adjusted at the time the loan is extended. If a loan is repaid within three years following the date of the loan, the borrower is required to pay an early repayment fee, which is typically 0.03% to 0.85% (depending on types of loans and applicable interest rates) of the outstanding principal amount of and accrued and unpaid interest on the loan, multiplied by a fraction the numerator of which is the number of the remaining days on the loan until maturity and the denominator of which is the number of days comprising the term of the loan or three years, whichever is greater.

As of December 31, 2025, Shinhan Bank’s three-month, six-month and twelve-month base rates were 2.87%, 2.84% and 2.81%, respectively. As of December 31, 2025, Shinhan Bank’s lending rates for mortgage and home equity loans that remained fixed for a period of five years before being recalculated ranged from 4.15% to 5.56%, while those that remained fixed for a period of six months before being recalculated ranged from 3.94% to 5.34%. Shinhan Bank’s fixed rates for other retail loans with a maturity of one year ranged from 3.61% to 14.00%, depending on the credit scores of its customers. As of December 31, 2025, 89.2% of Shinhan Bank’s total retail loans were floating rate loans and 10.8% were fixed rate loans. As of the same date, 88.5% of Shinhan Bank’s retail loans with maturity of more than one year were floating rate loans and 11.5% were fixed rate loans.

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funds index”, or COFIX, which is published by the Korean Federation of Banks. COFIX is computed based on the weighted average interest rate of select funding products (including time deposits, housing and other installment savings deposits, repos, discounted bills and senior non-convertible financial debentures) of eight major Korean banks (Shinhan Bank, Kookmin Bank, Woori Bank, KEB Hana Bank, Nonghyup Bank, Industrial Bank of Korea, Citibank Korea Inc. and Standard Chartered Bank Korea Limited). Each bank then independently determines the interest rate applicable to its respective customers by adding a spread to the COFIX based on the difference between the COFIX and such bank’s general funding costs, administration fees, the customer’s credit score, the maturity of the loan and other customer-specific premiums and discounts based on the customer relationship with such bank. These interest rates are typically adjusted on a monthly basis.

Private Banking

We have historically focused on customers with high net worth. Our retail banking services include providing private banking services to high net-worth customers who seek personal advice on complex financial matters. Our aim in private banking is to help enhance wealth accumulation by, and increase the financial sophistication of, our high net-worth clients by offering them customized wealth management solutions and comprehensive financial services including asset portfolio and fund management, tax consulting, real estate management and family office services, among others. In order to preemptively respond to evolving customer needs and promote asset growth by inducing greater synergy between commercial banking and investment advisory services offered by Shinhan Securities, Shinhan Bank operates private wealth management centers which combine certain branches of Shinhan Bank with those of Shinhan Securities located in the same area.

We provide premier private banking services to meet the increasing demand from ultra-high-net-worth individuals. In December 2019, we launched the Private Investment and Banking Center, which integrates investment banking and private banking services. In 2022, we established a family office center aimed at managing family assets to ensure continuity across generations. Our offerings include exclusive membership services tailored for a select clientele, along with advisory services provided by specialized teams from Shinhan Bank and Shinhan Securities.

As of December 31, 2025, Shinhan Bank operated 25 private wealth management centers nationwide, including 17 in Seoul, four in the Gyeonggi province and four in other regions in Korea. As of December 31, 2025, Shinhan Bank had approximately 22,724 private banking customers, who typically are required to have ~~W~~500 million or more in deposits with Shinhan Bank to qualify for its private banking services.

Corporate Banking Services

Overview

We provide corporate banking services, primarily through Shinhan Bank, to small- and medium-sized enterprises, including SOHOs, which are small enterprises operated by individuals or households, and, to a lesser extent, to large corporations, including corporations that are affiliated with chaebols. We also lend to government-controlled enterprises.

The following table sets forth the balances and percentage of our total loans (before allowance for credit losses on loans and deferred loan origination costs and fees) attributable to each category of our corporate lending business as of the dates indicated.

	As of December 31,
	2023			2024			2025

	(In billions of Won, except percentages)
Small- and medium-sized enterprises loans(1)	~~W~~	134,271	32.2%	~~W~~	145,327	31.9%	~~W~~	150,048	31.9%
Large corporate loans		54,765	13.1		68,461	15.0		70,535	15.0
Others(2)		45,115	10.8		46,303	10.2		46,961	10.0

Total corporate loans	~~W~~	234,151	56.1%	~~W~~	260,091	57.1%	~~W~~	267,544	56.9%

Notes:

(1)

Represents the principal amount of loans extended to corporations meeting the definition of small- and medium-sized enterprises under the Framework Act on Small- and Medium-sized Enterprises and its Presidential Decree.

(2)

Includes loans to governmental agencies, loans to banks and other corporate loans, including loans originated by subsidiaries other than Shinhan Bank which are classified as corporate loans for purposes of financial reporting.

Small- and Medium-sized Enterprises Banking

Under the Framework Act on Small and Medium Enterprises (the “SME Framework Act”), and the related Presidential Decree, in order to qualify as a small- and medium-sized enterprise, (i) the enterprise’s total assets at the end of the immediately preceding fiscal year must be less than ~~W~~500 billion, (ii) the enterprise must meet the standards prescribed by the Presidential Decree in relation to the average and total annual sales revenues applicable to the type of its main business, and (iii) the enterprise must meet the standards of management independence from ownership as prescribed by the Presidential Decree, including non-membership in a conglomerate as defined in the Monopoly Regulation and Fair Trade Act. An enterprise cannot qualify as a small- or medium-sized enterprise if it is incorporated into, or is deemed to be incorporated into a business group subject to disclosure under the Monopoly Regulation and Fair Trade Act. Non-profit enterprises that satisfy certain requirements prescribed by the SME Framework Act and its Presidential Decree may qualify as a small- and medium-sized enterprise. Furthermore, cooperatives and federations of cooperatives as prescribed by the Presidential Decree are deemed as small- and medium-sized enterprises, effective from April 15, 2014. As of December 31, 2025, Shinhan Bank had loans to 416,602 small- and medium-sized enterprises in an aggregate amount of ~~W~~150,048 billion (before allowance for credit losses on loans and deferred loan origination costs and fees).

We believe that Shinhan Bank, which has traditionally focused on small- and medium-sized enterprise lending, is well-positioned to succeed in the small- and medium-sized enterprises market in light of its marketing capabilities (which we believe have provided Shinhan Bank with significant customer loyalty) and its prudent risk management practices, including conservative credit rating systems for credit approval. To maintain or increase its market share of small- and medium-sized enterprises lending, Shinhan Bank:

•

has accumulated a market-leading expertise and familiarity as to customers and products. We believe Shinhan Bank has an in-depth understanding of the credit risks embedded in this market segment, allowing Shinhan Bank to develop loan and other products specifically tailored to the needs of this market segment;

•

operates a relationship management system to provide customer services that are tailored to small- and medium-sized enterprises. Shinhan Bank currently has relationship management teams in 184 banking branches, of which 7 are corporate banking branches and 177 are hybrid banking branches designed to serve both retail customers and, to a limited extent, corporate customers. These relationship management teams market products, and review and approve smaller loans with less credit risks; and

•

continues to focus on cross-selling loan products with other products. For example, when Shinhan Bank lends to small- and medium-sized enterprises, it also explores opportunities to cross-sell retail loans or deposit products to the employees of these enterprises or to provide financial advisory services.

Large Corporate Banking

Large corporate customers consist primarily of member companies of chaebols and financial institutions. Our large corporate loans amounted to ~~W~~70,535 billion (before allowance for credit losses on loans and deferred loan origination costs and fees) as of December 31, 2025. Large corporate customers tend to have better credit profiles than small- and medium-sized enterprises, and accordingly, Shinhan Bank has been focusing on these customers as part of its risk management policy.

Shinhan Bank seeks to serve as a one-stop financial solution provider that also partners with its large corporate clients in their corporate expansion and growth endeavors. To that end, Shinhan Bank provides a wide range of corporate banking services, including investment banking, real estate financing, overseas real estate project financing, large development project financing, infrastructure financing, structured financing, equity investments/venture investments, mergers and acquisitions consulting, securitization and derivatives services, including securities and derivative products and foreign exchange trading. Shinhan Bank also arranges financing for, and offers consulting services to, Korean companies expanding their business overseas, particularly in Asia.

Corporate Lending Activities

Our principal loan products for corporate customers are working capital loans and facilities loans. Working capital loans, which include discounted notes and trade financing, are generally loans used for general working capital purposes. Facilities loans are provided to finance the purchase of equipment and construction of manufacturing plants. As of December 31, 2025, Shinhan Bank’s working capital loans and facilities loans amounted to ~~W~~80,195 billion and ~~W~~112,038 billion, respectively, representing 41.1% and 57.5% of Shinhan Bank’s total Won-denominated corporate loans. Working capital loans generally have a maturity of one year, which may be extended on an annual basis for an aggregate term of three years in the case of unsecured loans and five to ten years in the case of secured loans. Facilities loans have a maximum maturity of 15 years, which are typically repaid in semiannual installments and may be entitled to a grace period not exceeding one-third of the loan term with respect to the first repayment. Facilities loans with a term of three years or less may be paid in full at maturity.

Loans to corporations may be unsecured or secured by real estate, deposits or guaranty certificates. As of December 31, 2025, Shinhan Bank’s secured loans and guaranteed loans (including loans secured by guaranty certificates issued by credit guarantee insurance funds) accounted for 67.5% and 8.1%, respectively, of Shinhan Bank’s Won-denominated corporate loans. As of December 31, 2025, 51.5% of the corporate loans of Shinhan Bank were secured by real estate.

When evaluating whether to extend loans to corporate customers, Shinhan Bank reviews their creditworthiness and credit score, the value of collateral and/or third party guarantees, if any. The value of collateral is computed using a formula that takes into account the appraised value of the collateral, any prior liens or other claims against the collateral and an adjustment factor based on a number of considerations including, with respect to property, the average value of any nearby property sold in a court-supervised auction during the previous year. Shinhan Bank revalues collateral when a secured loan is renewed or if a trigger event occurs with respect to the loan in question.

Pricing

Shinhan Bank determines the price for its corporate loan products based principally on their respective cost of funding and the expected loss rate based on the borrower’s credit risk. As of December 31, 2025, 71.8% of Shinhan Bank’s corporate loans with outstanding maturities of one year or more had variable interest rates as determined by the applicable market rates.

More specifically, interest rates on Shinhan Bank’s corporate loans are generally determined using the following formula: Interest rate = (Shinhan Bank’s periodic market floating rate or reference rate) plus transaction cost plus credit spread plus risk premium plus or minus discretionary adjustment.

Depending on market conditions and the agreement with the borrower, Shinhan Bank may use either its periodic market floating rate or the reference rate as the base rate in determining the interest rate for the borrower. As of December 31, 2025, Shinhan Bank’s periodic market floating rates (which are based on a base rate determined for a three-month, six-month, one-year, two-year, three-year or five-year period, as applicable, as derived from Shinhan Bank’s market rate system) were 2.87% for three months, 2.84% for six months, 2.81% for one year, 2.98% for two years, 3.21% for three years and 3.50% for five years. As of the same date, Shinhan Bank’s reference rate was 4.00%. The reference rate refers to the base lending rate used by Shinhan Bank and is determined annually by Shinhan Bank’s Asset & Liability Management Committee based on, among others, Shinhan Bank’s funding costs, cost efficiency ratio and discretionary margin.

Transaction cost reflects the standardized transaction cost assigned to each loan product and other miscellaneous costs, including contributions to the Credit Guarantee Fund, and education taxes. The Credit Guarantee Fund is a statutorily created entity that provides credit guarantees to loans made by commercial banks and is funded by mandatory contributions from commercial banks in the amount of approximately 0.41% of all loans (excluding certain loans such as facilities loans) made by them.

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

Other Banking Services

Other banking businesses conducted by Shinhan Bank include its treasury business (including internal asset and liability management and other non-deposit funding activities); its trading of, and investments in, debt securities and, to lesser extents, equity securities for its own accounts; and its derivative trading activities.

Treasury

Shinhan Bank’s treasury division provides funds to all of Shinhan Bank’s business operations and ensures the liquidity of its operations. To secure stable long-term funds, Shinhan Bank uses fixed and floating rate notes, debentures, structured financing and other advanced funding methods. As for overseas funding, Shinhan Bank closely monitors the feasibility of raising funds in currencies other than the U.S. Dollar, such as the Japanese Yen and Euro. In addition, Shinhan Bank makes call loans and borrows call money in the short-term money market. Call loans are short-term lending among banks and financial institutions in either Korean Won or foreign currencies with a minimum transaction amount of ~~W~~100 million and maturities of typically one day.

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

Derivatives Trading

Shinhan Bank provides to its customers, and to a limited extent, trades for its proprietary accounts, a broad range of derivatives products, which include:

•	interest rate swaps, options, and futures relating to interest rate risks;

•	cross-currency swaps, largely for the Korean Won against the U.S. Dollar, Japanese Yen and Euro;

•	equity and equity-linked options;

•	foreign currency forwards, options and swaps;

•	credit derivatives; and

•	KOSPI 200 indexed equity options.

Shinhan Bank’s outstanding derivatives commitments in terms of notional amount were ~~W~~251,507 billion, ~~W~~321,240 billion and ~~W~~394,922 billion in 2023, 2024 and 2025, respectively. Such derivative operations generally focus on addressing the needs of Shinhan Bank’s corporate clients to enter into derivatives contracts to hedge their risk exposure and entering into back-to-back derivatives to hedge Shinhan Bank’s risk exposure that results from such client contracts.

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

Trust account products generally require higher minimum deposit amounts than those required by comparable bank account deposit products. Unlike bank deposit products, deposits in trust accounts are invested primarily in securities (consisting principally of debt securities and beneficiary certificate for real estate financing) and, to a lesser extent, in loans, as the relative shortage of funding sources requires that trust accounts be invested in a higher percentage of liquid assets.

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

As of December 31, 2023, 2024 and 2025, Shinhan Bank had total trust assets of ~~W~~125,906 billion, ~~W~~123,704 billion and ~~W~~121,361 billion, respectively, comprised principally of securities investments of ~~W~~21,913 billion, ~~W~~20,521 billion and ~~W~~26,631 billion, respectively; real property investments of ~~W~~9,022 billion, ~~W~~8,327 billion and ~~W~~7,871 billion, respectively; and loans with an aggregate principal amount of ~~W~~409 billion, ~~W~~355 billion and ~~W~~307 billion, respectively. Securities investments consisted of corporate bonds, government-related bonds and other securities, primarily commercial paper. As of December 31, 2023, 2024 and 2025, debt securities accounted for 17.0%, 16.3% and 21.7%, respectively, and equity securities constituted 0.4%, 0.3% and 0.2%, respectively, of Shinhan Bank’s total trust assets. Loans made by trust accounts are similar in type to those made by bank accounts, except that they are made only in Korean Won. As of December 31, 2023, 2024 and 2025, 83.6%, 83.2% and 82.5%, respectively, of the amount of loans from the trust accounts were collateralized or guaranteed. In making investment from funds received for each trust account, each trust product maintains investment guidelines applicable to each such product which set forth, among other things, company-, industry- and security-specific limitations.

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

Money trusts managed by Shinhan Bank’s trust account business amounted to ~~W~~69,292 billion, ~~W~~72,181 billion and ~~W~~81,131 billion as of December 31, 2023, 2024 and 2025, respectively.

Shinhan Bank offers variable rate trust products through its retail branch network. As of December 31, 2023, 2024 and 2025, Shinhan Bank’s non-principal guaranteed variable rate trust accounts amounted to ~~W~~66,083 billion, ~~W~~69,242 billion and ~~W~~78,516 billion, respectively, and principal guaranteed variable rate trust accounts amounted to ~~W~~3,208 billion, ~~W~~2,938 billion and ~~W~~2,615 billion, respectively. Variable rate trust accounts offer their holders variable rates of return on the principal amount of the deposits in the trust accounts and do not offer a guaranteed return on the principal of deposits, except in the limited cases of principal guaranteed variable rate trust accounts, for which payment of the principal amount is guaranteed. Shinhan Bank charges a lump sum or a fixed percentage of the assets held in such trusts as a management fee, and, depending on the trust products, is also entitled to additional fees in the event of early termination of the trusts by the customer. Korean banks, including Shinhan Bank, are currently allowed to guarantee the principal of the following types of variable rate trust account products: (i) existing individual pension trusts, (ii) new individual pension trusts, (iii) existing retirement pension trusts, (iv) new retirement pension trusts, (v) pension trusts and (vi) employee retirement benefit trusts.

Credit Card Services

Core Products and Services

We currently provide our credit card services principally through our credit card subsidiary, Shinhan Card, and to a limited extent, Jeju Bank.

Shinhan Card’s credit card and related services principally consist of the following:

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

•

installment purchases, which provide customers with an option to purchase products and services from select merchants on an installment basis for which repayments must be made in equal amounts over a fixed term generally ranging from two to 36 months, and for certain limited types of cards, up to 30 months. Currently, the outstanding installment purchase balances generally accrue interest at the effective annual rates of approximately 9.5% to 19.9%.

•

card loans, which enable cardholders to receive, up to a preset limit, a loan which is generally unsecured. Repayment of card loans is made generally by (i) repaying principal and interest in equal amounts on an installment basis over a fixed term of two to 60 months, (ii) repaying the principal and interest amounts in full at maturity, or (iii) making interest-only payments during the initial grace period of six months and repaying the principal and interest amounts on a monthly installment basis over the remaining period of typically two to 30 months. Currently, the outstanding card loan balances generally accrue interest at the effective annual rates of approximately 5.2% to 19.9%. Delinquent credit card receivables can also be restructured into loans, which we classify as card loans, and these loans generally accrue interest at the effective annual rates of approximately 11.9% to 19.5% over a fixed term whose maximum is 72 months.

Shinhan Card offers a wide range of credit card products that are tailored to credit cardholders’ lifestyles and responsive to their preferences and needs. Credit card products offered by Shinhan Card include:

•	cards that provide additional benefits such as frequent flyer miles and reward program points that can be redeemed by the customer for complementary services, prices or cash;

•	platinum cards and other preferred membership cards, which have higher credit limits and provide additional services in return for higher annual membership fees;

•	cards with additional features for preferred customers, such as revolving credit cards, travel services and insurance;

•	cards with fraud detection and security systems to prevent the misuse of credit cards and to encourage the use of credit cards over the Internet;

•	corporate and “affinity” cards that are issued to employees or members of particular companies or organizations; and

•	mobile phone cards allowing customers to conduct wireless credit card transactions through their mobile phones.

Shinhan Card derives revenues from annual membership fees paid by credit cardholders, interest charged on credit card balances, fees and interest charged on cash advances and card loans, interest charged on late and deferred payments and merchant fees paid by retail and service establishments. Merchant fees and interest on cash advances constitute the largest source of our revenues.

The annual membership fees for credit cards vary depending on the type of credit card and the benefits offered thereunder. For standard credit cards and most of its affinity and co-branded cards, Shinhan Card charges an annual membership fee ranging from ~~W~~1,000 to ~~W~~2,000,000 per credit card, depending on the type of the card and the cardholder profile. Certain government affinity cards have no annual membership fee. If Shinhan Card’s customers make cash advances using ATMs of a financial institution other than Shinhan Card, Shinhan Card also charges a usage fee for such cash advances in an amount equivalent to the fees charged by such financial institution for the use of its ATM plus costs to cover Shinhan Card’s related administration expenses.

Any accounts that are unpaid when due are deemed to be delinquent accounts. Shinhan Card currently imposes a late charge equal to 3% per annum added to the delinquent accountholder’s interest rate that applied prior to the default.

Merchant discount fees, which are processing fees Shinhan Card charges to merchants, can be up to the regulatory limit of 2.3% of the purchased amount depending on the merchant used, with the average charge for credit cards being 1.38% in 2025. For small- and medium-sized merchants, the applicable regulations impose reduced fee rates of 0.4% (in the case of merchants with annual sales of ~~W~~300 million or less) and 1.0% (in the case of merchants with annual sales of more than ~~W~~300 million and up to ~~W~~500 million) of the purchased amount. Such fee rates became effective in February 2025 and reflect the periodic recalculation of eligible costs in accordance with applicable regulations, resulting in reduced fee rates for certain small- and medium-sized preferential merchants, while remaining unchanged for most general merchants. Although the recalculation cycle for eligible costs has been extended from three years to six years, a separate committee comprised of representatives from relevant authorities and industry experts may review the need for recalculation every three years if deemed necessary. We intend to pursue strategic fee negotiations and management for general merchants, while also diversifying our revenue base by expanding installment payment, revolving credit and annual fee income in order to reduce our reliance on merchant fee revenue.

Although making payments on a revolving basis is more common in many other countries, this payment method is still in its early stages of development in Korea. Cardholders in Korea are generally required to repay their purchases within approximately 14 to 44 days of the purchase depending on their payment cycle, except in the case of installment purchases where the repayment term is typically three to six months. Accounts that remain unpaid after this period are deemed to be delinquent, and Shinhan Card levies late charges on, and closely monitors, such accounts. For purchases made on an installment basis, Shinhan Card charges interest on unpaid amounts at rates that vary according to the terms of repayment.

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

In addition to credit card services, Shinhan Card also offers check cards, which are similar to debit cards in the United States and many other countries, to retail and corporate customers. A check card can be used at any of the merchants that accept credit cards issued by Shinhan Card and the amount charged to a check card is directly debited from the cardholder’s designated bank account. Check cards have a low risk of default and involve minimal funding costs. Although Shinhan Card does not charge annual membership fees on a majority of its check card products, merchants are charged fees on the amount purchased using check cards at a rate between 0.15% and 2.50%, depending on the type of business, which is lower than the corresponding fee charged for credit card use.

Recently, the Financial Services Commission has permitted certain financial institutions, including Shinhan Card, to test innovative financial services. Shinhan Card obtained approval from the Financial Services Commission to conduct pilot programs for a number of such services, including, among others, the issuance of family cards for underage children. Following the completion of these pilot programs, Shinhan Card has transitioned successful programs into official services, including its rental brokerage platform and credit card-based rent payment system.

The payments market in Korea has experienced intensified competition as Internet-only banks and non-financial companies, including retail and technology companies, have steadily expanded their presence and influence in the market. In addition, regulatory developments relating to data utilization and financial platform services, including open banking and MyData, have accelerated competition beyond payment services across the broader financial services sector. As customers are increasingly able to access and use integrated financial services through a single platform, financial institutions and technology companies are focusing on digital platforms as core distribution channels to expand their customer bases. Accordingly, Shinhan Card is continuing to expand the user base of its payment platform “Shinhan SOL Pay” by leveraging “Shinhan Super SOL,” the group-wide integrated financial platform, while continuing to improve customer convenience by enhancing the quality of its services.

Other Products and Services

Shinhan Card seeks to diversify its revenue base and strengthen its long-term growth by expanding its data business and commission-based business, leveraging its big data capabilities and digital platforms.

Shinhan Card’s data business is built on its long-standing investment in big data capabilities. In 2019, Shinhan Card launched a “Super Personalization Service” utilizing a platform based on big data analysis to provide tailored services to individual customers. After obtaining a license from the Financial Services Commission as a MyData service provider, Shinhan Card has been able to utilize additional external data to further refine and enhance its personalized services. Shinhan Card has since leveraged its big data capabilities to expand its revenue-generating businesses, including MyData-based loan brokerage, big data sales, credit bureau services for small businesses and commercial real estate analysis. Shinhan Card also provides data products and solutions tailored to the needs of corporate and individual customers through platforms such as “GranData,” an open data collaboration platform, and “DataBada,” a data marketplace that offers data products including market trend and consumer analytics. Shinhan Card seeks to enhance the profitability and competitiveness of its data business by integrating diverse data sources, expanding data sales through affiliations with third parties and identifying new business opportunities, developing alternative credit bureau services, introducing advertising technology–related services and incorporating AI-driven technologies, as well as expanding MyData-based solutions to support its core operations, including loan brokerage. In addition, Shinhan Card promotes internal and external data exchange and integration through initiatives such as Shinhan One Data and GranData, with the goal of strengthening the group-wide digital ecosystem and enhancing its data capabilities.

Shinhan Card has also expanded its commission-based business by brokering and selling fee-based products and insurance products through internal and external distribution channels, contributing to the diversification of its revenue sources.

Customers and Merchants

The following table sets forth the number of customers of Shinhan Card and the number of merchants where Shinhan Card can be used for payment as of the dates indicated.

	As of December 31,
	2023	2024	2025

	(In thousands, except percentages)
Shinhan Card:
Number of credit card holders(1)	13,211	13,035	13,159
Personal accounts	13,047	12,873	12,987
Corporate accounts	164	162	172
Active ratio(2)	97.46%	97.54%	97.38%
Number of merchants	3,121	3,182	3,243

Notes:

(1)	Represents the number of cardholders whose card use is not subject to suspension or termination as of the relevant date.
(2)	Represents the ratio of the number of accounts used at least once during the last six months to the number of total accounts as of year-end.

Installment Finance

Shinhan Card provides installment finance services to customers to facilitate purchases of durable consumer goods such as new and used cars, appliances, computers and other home electronics products. Revenues from installment finance operations accounted for 4.68% of Shinhan Card’s total operating revenue in 2025. Shinhan Card pays the merchants when Shinhan Card’s customers purchase such goods, and the customers remit monthly installment payments to Shinhan Card over a number of months, generally up to 36 months (and, in the case of installment financings for automobile purchases, up to 72 months), as agreed with the customers. Shinhan Card has installment financing arrangements with over 13,000 merchants in Korea, including major car dealers, manufacturers and large retailers with nationwide networks, such as electronics goods stores.

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

Auto Lease

Shinhan Card provides auto leasing financing to retail customers and corporations. Revenues from auto lease operations accounted for 12.77%, 12.06% and 12.78% of Shinhan Card’s total operating revenue in 2023, 2024 and 2025, respectively.

Securities Services

Overview

Through Shinhan Securities, we provide a wide range of financial investment services to our diversified customer base, including corporations, institutional investors, governments and individuals. Financial investment services offered by Shinhan Securities range from securities services, investment advice and financial planning services, and investment banking services, such as underwriting and mergers and acquisitions advisory services. Subject to market conditions, Shinhan Securities also engages in equity- and stock index-linked derivatives sales and brokerage, proprietary trading and brokerage services for futures involving interest rates, currency and commodities as well as foreign exchange margin trading.

As of December 31, 2025, according to internal data, Shinhan Securities’ annual market share of Korean equity brokerage market was 8.44% (consisting of 2.52% in the retail segment, 0.22% in the institutional segment and 5.69% in the international segment) in terms of total brokerage volume. As of the same date, according to internal data, Shinhan Securities’ annual market shares of Korean options and futures brokerage market were 13.30% and 19.65%, respectively, in terms of total brokerage volume with respect to these products.

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

With respect to brokerage services, in light of intense competition in the domestic brokerage industry, Shinhan Securities primarily focuses on strengthening profitability through service differentiation and efficient management of its distribution network rather than enlarging its market share indiscriminately through lowering fees and commissions. Shinhan Securities’ efforts to differentiate its services include offering its customers opportunities to purchase stocks in a wide range of countries (currently more than 26 countries), leveraging synergy opportunities afforded by affiliation with other Shinhan entities, such as offering brokerage accounts maintained at Shinhan Bank and Shinhan Capital.

With respect to investment banking services, Shinhan Securities concentrates on equity capital markets, debt capital markets, project finance and mergers and acquisitions. To a limited extent, Shinhan Securities also engages in private equity investments through formation of private equity funds by soliciting investors on a private placement basis.

To better serve its international customers, Shinhan Securities operates four overseas service centers in Hong Kong, New York, Vietnam and Indonesia. Over the past decade, Shinhan Securities has made concerted efforts to increase the scale of its presence in these regions, including through acquisitions of local securities companies and additional injection of capital into our local subsidiaries. In July 2015, we acquired a 100% stake in Nam An Securities (subsequently launched as Shinhan Securities Vietnam Co., Ltd.), a Vietnamese securities services firm that provides investment banking and asset management services. In addition, in order to capitalize on the rapid growth opportunity and as part of its expansion efforts in Indonesia, Shinhan Securities acquired a 99% stake in PT Makinta Securities, an Indonesian investment banking firm, in July 2016 and subsequently launched it as an overseas subsidiary offering investment banking and brokerage services under the name PT Shinhan Sekuritas Indonesia in December 2016. To further expand and stabilize our global businesses, we made further capital investments totaling US$62 million in December 2017 in our subsidiaries located in Hong Kong, New York, Vietnam and Indonesia.

Life Insurance Services

Overview

We provide life insurance products and services primarily through Shinhan Life Insurance. Shinhan Life Insurance provides services through its diversified distribution channels, including financial planners, telemarketers, agency marketers and bancassurance specialists. Shinhan Life Insurance had total assets of ~~W~~58,641 billion, ~~W~~59,843 billion and ~~W~~59,662 billion as of December 31, 2023, 2024 and 2025, respectively, and net profit of ~~W~~472 billion, ~~W~~528 billion and ~~W~~508 billion for the years ended December 31, 2023, 2024 and 2025, respectively.

Since the merger with Orange Life Insurance in July 2021, Shinhan Life Insurance has strived to establish itself as a top-tier life insurance company, focusing on its core life insurance business, sustainable growth drivers, and excellent financial soundness, based on the vision of “NewLife, adding new values to life.”

Products and Services

Shinhan Life Insurance provides principally the following services:

•

Life insurance. Shinhan Life Insurance develops products that are marketed to customers in various age groups through tailored marketing strategies and in-depth analysis of customer databases. For example, Shinhan Life Insurance provides optimized products to meet the diverse needs of customers, including whole life and term insurance, health insurance, pension insurance, and variable life insurance.

•

Sales channels. Shinhan Life Insurance has a variety of online and offline sales channels, including industry-leading financial consultants, telemarketers, general agents, bancassurance and digital insurance.

As part of its efforts to expand its presence in Asia, Shinhan Life Insurance established Shinhan Life Insurance Vietnam Co., Ltd. in Vietnam, which began its business operations in January 2021 and also launched a financial consultant sales channel in Vietnam in February 2024.

In response to the implementation of IFRS 17 in 2023, Shinhan Life Insurance has updated its management strategies, financial closing and reporting processes and internal control systems. In addition, Shinhan Life Insurance has upgraded its insurance risk measurement system in anticipation of the K-ICS, a new regulatory solvency regime for insurance companies, which also became effective in 2023. See “Item 3.D. Risk Factors — Risks Related to Our Other Businesses — Prolonged periods of declining or low interest rates or changes in related accounting standards may reduce or turn negative our investment margin on savings insurance products and result in an increase in the valuation of our liabilities associated with these products.”

Non-Life Insurance Services

In June 2022, we acquired BNP Paribas Cardif General Insurance and changed its name to Shinhan EZ General Insurance. See “Item 4.A. History and Development of the Company — Our History and Development.” General, or non-life, insurance products offered by Shinhan EZ General Insurance include collateral protection insurance, motor insurance, SMART repair and extend warranty. Shinhan EZ General Insurance, which has been seeking to transition its business model to become a digital insurance company with limited offline operations, also offers innovative insurance products suitable for collaboration with third party businesses with advanced digital channels, such as health, injury, travel and leisure insurance products.

Credit Services

We provide leasing and equipment financing services to our corporate customers mainly through Shinhan Capital. Shinhan Capital provides customers with leasing, installment financing, new technology financing, equipment leasing, and corporate credit financing services. Shinhan Capital’s strength has traditionally been in leasing of ships, automobiles and other specialty items, but it also offers other leasing and financing services, such as corporate restructuring services for financially troubled companies, project financing for real estate and infrastructure development, corporate leasing and equipment financing.

Other Services

Through our other subsidiaries, we also provide asset management, savings banking, loan collection and credit reporting, collective investment administration and financial system development services, among others. Through Shinhan Asset Management (in addition to Shinhan Securities), which merged with Shinhan Alternative Investment Management in January 2022, we also engage in alternative investments through formation of private equity funds by soliciting investors on a private placement basis.

Asset Management Services

In addition to personalized wealth management services provided as part of our private banking and securities services, we also provide asset management services through Shinhan Asset Management, our wholly owned subsidiary. As of December 31, 2025, Shinhan Asset Management had assets under management amounting to ~~W~~133,643 billion, which was the fourth largest among all asset managers in Korea as of such date. Shinhan Asset Management provides a wide range of investment products, including traditional equity and fixed income funds as well as alternative investment products, to retail and institutional clients. To a limited extent, Shinhan Securities also provides asset management services for discretionary accounts. See “— Securities Services.”

Savings Banking

Through Shinhan Savings Bank, we provide savings banking services in accordance with the Mutual Savings Bank Act to customers that generally would not, due to their credit profile, qualify for our commercial banking services, or who seek higher returns on their deposits than those offered by our commercial banking subsidiaries. Established in December 2011, Shinhan Savings Bank offers savings and other deposit products with relatively higher interest rates and loans (usually in relatively small amounts and on customer-tailored terms and including loans for which we receive credit support from the Government) primarily to small- to medium-sized enterprises and low income households who would not generally qualify for our commercial banking services. We closely monitor the business activities and product offerings of Shinhan Savings Bank to ensure its financial soundness.

Loan Collection and Credit Reporting

We centralize credit collection and credit reporting operations for our subsidiaries through Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”), which also provides similar services to third party customers. Shinhan Credit Information’s services include debt collection, credit inquiries, credit reporting, civil application and petition services and process agent services, among others. Shinhan Credit Information also manages participants in credit recovery programs and provides support to the Kookmin Happy Fund, which is a Government-established fund that supports retail borrowers with low credit scores by purchasing defaulted loans from creditors or providing credit guarantees to enable such borrowers to refinance their loans at lower rates.

Collective Investment Administration Services

We provide integrated collective investment administration services through Shinhan Fund Partners Co., Ltd. (“Shinhan Fund Partners”), which provides general management service, asset management systems, accounting systems and trading systems to asset management companies and institutional investors. The target customers for these collective investment administration services are asset managers, investment advisors and institutional investors, and Shinhan Fund Partners seeks to provide a comprehensive service package including the computation of the reference value for funds, evaluation of fund performance, provision of trading systems and fund-related legal administrative services.

Alternative Investments

To a limited extent, through Shinhan Asset Management, which merged with Shinhan Alternative Investment Management in January 2022, we also engage in private equity investments through formation of private equity funds. The private equity funds receive funding from investors on a private placement basis, which funds are then invested in alternative assets and equity securities in companies for a variety of reasons, including management control, business turnaround or corporate governance improvements.

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

Real Estate Trust Services

Shinhan Asset Trust Co., Ltd. is a comprehensive real estate trust service provider, providing land development trust, management trust, proxy and agency businesses and consulting services, among others.

Venture Capital Investment

Shinhan Venture Investment Co., Ltd. is an alternative investment management firm specializing in identifying and investing in start-up companies as well as small- to medium-sized companies and also promoting the formation and operation of early stage investment funds and private equity investment funds.

Our Distribution Network

We offer a wide range of financial services to retail and corporate customers through a variety of distribution networks and channels established by our subsidiaries. The following table presents the geographical distribution of our distribution network based on the branch offices and other distribution channels of our principal subsidiaries, as of December 31, 2025.

	Shinhan Bank	Jeju Bank	Shinhan Card	Shinhan Securities	Shinhan Life Insurance	Total
Distribution Channels in Korea(1)
Seoul Metropolitan Area	251	1	15	31	143	441
Gyeonggi Province	144	—	7	9	24	184
Other Major Cities:	127	1	19	12	47	206
Incheon	49	—	2	2	5	58
Busan	27	1	4	3	14	49
Gwangju	11	—	4	2	8	25
Daegu	17	—	4	2	9	32
Ulsan	10	—	1	1	3	15
Daejeon	13	—	4	2	8	27

Sub-total	522	2	41	52	214	831

Others	128	27	18	8	24	205

Total	650	29	59	60	238	1,036

Note:

(1)	Includes our main office and those of our subsidiaries.

Banking Service Channels

Our banking services are primarily provided through an extensive branch network, specializing in retail and corporate banking services, as complemented by self-service terminals and electronic banking, as well as an overseas services network.

As of December 31, 2025, Shinhan Bank’s branch network in Korea comprised 650 service centers, consisting of 453 retail banking service centers (including 25 private wealth management centers and 113 retail offices), 13 large corporate banking service centers, 7 corporate banking services centers and 177 hybrid banking branches. In 2025, Shinhan Bank consolidated the majority of its corporate banking service centers with retail banking service centers as part of its strategic consolidation efforts to increase efficiency and enhance synergy between its corporate and retail services. Shinhan Bank’s banking branches are designed to provide one-stop banking services tailored to their respective target customers. In recent years, Shinhan Bank has been actively adopting digital technology to improve the operational efficiency of its banking service channels. For example, Shinhan Bank introduced digital kiosks to banking branches, established “Paperless Banking” by replacing paper applications with electronic documents, implemented a “robotic process automation system” for the automation of certain tasks and processes and increased the volume of client communications through non-face-to-face platforms.

Retail Banking Channels

In Korea, retail transactions are generally conducted with credit cards and “check cards,” which are similar to debit cards except that “check cards” are accepted by all merchants that accept credit cards and charge merchants commissions. The use of cash has declined significantly in recent years, and conventional checking accounts are generally not offered or used as widely as in other countries such as the United States. An extensive retail branch network has traditionally played an important role as the main platform for a wide range of banking transactions. However, a growing number of customers now predominantly use other service channels to meet their banking needs, such as Internet banking, mobile banking and other forms of non-face-to-face platforms. In response to such changes, Shinhan Bank has been focusing on reorganizing its retail branch network, including through the relocation, consolidation or closure of branches that are considered to be redundant.

In recent years, Shinhan Bank has increased its focus on targeting high net-worth individuals through private banking. Our private banking services are provided principally through private banking relationship managers who assist their clients with developing individual investment strategies. We believe that such relationship managers help us foster enduring relationships with our high-net worth clients. Private banking customers also have access to Shinhan Bank’s retail branch network and other general banking products Shinhan Bank offers through its retail banking operations.

Corporate Banking Channels

Shinhan Bank mainly provides its corporate banking services through corporate banking service centers primarily designed to serve large corporate customers and hybrid banking branches designed to serve retail as well as small-business corporate customers. Small- and medium-sized enterprises have traditionally been Shinhan Bank’s core corporate customer segment and we plan to continue to strengthen Shinhan Bank’s position vis-à-vis these customers.

Self-Service Terminals

In order to complement its banking branch network, Shinhan Bank maintains an extensive network of automated banking machines, which are located in branches and in unmanned outlets. These automated banking machines consist of ATMs, cash dispensers and passbook printers. In late 2020 and early 2021, Shinhan Bank introduced digital kiosks, including smart kiosks, digital desks and card kiosks, which together represent a new generation of automated self-service machines featuring biometric authentication technology and the ability to perform a wide range of services that were not available through traditional ATMs, such as opening new accounts, issuance of debit and check cards, foreign currency exchange and overseas remittance of foreign currency. As of December 31, 2025, Shinhan Bank had 3,919 ATMs, 237 digital desks, 307 smart kiosks, and 23 card kiosks. Shinhan Bank has actively promoted the use of these distribution outlets in order to provide convenient service to customers, as well as to maximize the marketing and sales functions at the branch level, reduce employee costs and improve profitability. In 2025, automated self-service machine transactions accounted for a substantial portion of total deposit and withdrawal transactions of Shinhan Bank in terms of the number of transactions and fee revenue generated, respectively.

Digital Banking

Shinhan Bank provides comprehensive digital banking services for both retail and corporate customers through fully integrated online and mobile platforms. Its digital channels, which were initially introduced to improve cost efficiency, have since evolved into core platform channels that drive revenue generation and enhance customer value and Shinhan Bank continues to enhance these digital channel capabilities as part of its broader strategy to strengthen its long-term competitiveness. As of December 31, 2025, Shinhan Bank had 27,907,109 subscribers to its Internet banking services and 24,656,695 users of its smart banking applications, representing an increase of 5.2% and 13.6%, respectively, compared to December 31, 2024. Shinhan Bank continues to experience a rise in the number of online and mobile banking users, as its digital channels provide customers with more convenient and straightforward access to banking services without time or location constraints, while also delivering tailored, customized services for each customer.

Through its flagship mobile application, “Shinhan SOL Bank,” Shinhan Bank offers a broad range of retail banking services that extend beyond traditional branch capabilities, including 24-hour account balance updates, real-time fund transfers, overseas remittances, and digital loan applications. The platform is integrated into our group-wide mobile application “Shinhan Super SOL,” which consolidates the core financial services of our subsidiaries into a single unified digital interface. Shinhan SOL Bank incorporates open banking functionality, enabling customers to view and manage assets held across multiple financial institutions within a single interface, including securities, insurance, pension, real estate and automobile assets. The application also features AI-based product recommendation tools that deliver personalized financial solutions tailored to individual customer lifestyles and investment preferences through automated analysis of digital customer data.

Shinhan Bank has also advanced digital innovation at select offline branches to create a seamless integration between its physical and digital channels. These digitally enhanced branches feature AI concierges and smart kiosks that enable customers to independently conduct a wide range of transactions, supported by digital customer support tools including live video consultations with service representatives. As an extension of these digital enhancements, Shinhan Bank opened several “AI Branches” at select locations in 2024, integrating AI technologies, including chatbots, voice recognition and automated decision-making services, into its digital finance services. The AI Branch features digital desks and kiosks designed to support non-face-to-face services, offering 24/7 financial consultations and facilitating core banking transactions. Through an AI clerk, customers can open deposit accounts, subscribe to savings and installment deposit products, issue check cards, exchange foreign currencies, and request official documents. Additionally, in 2024, Shinhan Bank enhanced its Shinhan SOL Bank platform by integrating AI-based product recommendation features, which deliver personalized financial solutions tailored to individual customer lifestyles and investment preferences through automated analysis of digital customer data. Shinhan Bank launched an AI-based virtual assistant and “R-Secretary,” an AI-driven robotic process automation assistant that Shinhan Bank’s employees can utilize to streamline internal processes and enhance internal controls and risk management.

For corporate customers, Shinhan Bank provides an integrated digital banking ecosystem centered on its web-based cash management platform, “Shinhan Bizbank,” and its mobile and online platform, “Shinhan SOL Biz.” These platforms support a comprehensive range of enterprise banking services, including transaction history inquiries, fund transfers, letters of credit and other trade finance services, payment and collection management, sales and acquisition settlement services, business-to-business settlement services, sweeping and pooling arrangements, enterprise resource planning interface services, host-to-host banking solutions, SWIFT SCORE services and global cash and liquidity management.

Furthermore, through its “Inside Bank” program, Shinhan Bank integrates Internet banking, capital management services and enterprise resource planning systems to deliver customized financial solutions tailored to the comprehensive needs of corporate customers ranging from large conglomerates to small enterprises in various industries, with the goal of enhancing convenience to our corporate customers in accessing our financial services as well as helping them strategically manage their funds. Shinhan Bank continues to enhance non-face-to-face service capabilities by offering virtual corporate fund management tools, digital funds transfer services and mobile payment solutions. In addition, expanded open banking functionality enables corporate clients to access and manage multiple corporate bank accounts held across financial institutions through a single online platform, supporting more efficient liquidity oversight and strategic fund management.

Overseas Distribution Network

The table below sets forth Shinhan Bank’s overseas banking subsidiaries and branches as of December 31, 2025.

Business Unit	Location	Year Established or Acquired
Subsidiaries

Shinhan Bank Europe GmbH(1)	Frankfurt, Germany	1994
Shinhan Bank America	New York, USA	1990
Shinhan Bank (China) Limited	Beijing, China	2008
Shinhan Bank (Cambodia) PLC	Phnom Penh, Cambodia	2007
Shinhan Bank Kazakhstan Limited	Almaty, Kazakhstan	2008
Shinhan Bank Canada	Toronto, Canada	2009
Shinhan Bank Japan(2)	Tokyo, Japan	2009
Shinhan Bank Vietnam Ltd.(3)	Ho Chi Minh City, Vietnam	2011
Banco Shinhan de Mexico(4)	Mexico City, Mexico	2015
PT Bank Shinhan Indonesia(5)	Jakarta, Indonesia	2016

Branches
New York	USA	1989
Singapore	Singapore	1990
London	United Kingdom	1991
Mumbai	India	1996
Hong Kong	China	2006
New Delhi	India	2006
Poonamallee	India	2010
Pune	India	2014
Manila	Philippines	2015
Dubai	United Arab Emirates	2015
Sydney	Australia	2016
Yangon	Myanmar	2016
Ahmedabad	India	2016
Ranga Reddy	India	2016

Representative Offices(6)
Uzbekistan	Tashkent, Uzbekistan	2009
Poland(1)	Wroclaw, Poland	2014
Hungary(7)	Budapest, Hungary	2021
Georgia(8)	Georgia, USA	2024

Notes:

(1)	Shinhan Bank Europe GmbH established a representative office in Poland in 2014.
(2)	Prior to the establishment of the subsidiary in Japan in 2009, Shinhan Bank provided banking services in Japan through a branch since 1986.
(3)	Prior to the establishment of the subsidiary in Vietnam in 2011, Shinhan Bank provided banking services in Vietnam through a branch since 1995.
(4)	Banco Shinhan de Mexico commenced operations in March 2018.
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

(6)	Shinhan Bank’s representative office in Mexico City was closed as of July 8, 2024.
(7)	Shinhan Bank’s representative office in Hungary commenced operations on October 19, 2021.
(8)	Shinhan Bank’s representative office in Georgia, USA commenced operations on November 1, 2024.

Our overseas banking subsidiaries and branches primarily engage in trade financing and local currency funding for Korean companies and Korean nationals in the overseas markets, as well as providing foreign exchange services in conjunction with Shinhan Bank’s headquarters. These overseas subsidiaries and branches also engage in investment and trading of securities of foreign issuers. As part of our globalization efforts, we are expanding our coverage of local customers in the overseas markets by providing a wider range of services in retail and corporate banking, and to that end, we have increasingly established subsidiaries in lieu of branches in select markets and in 2011 merged two of our banking subsidiaries in Vietnam in order to enhance our presence in the region and enable greater flexibility in our service offerings in these markets. We plan to continue to focus on organic growth, although we may selectively pursue acquisitions in markets where it is difficult to obtain local banking licenses through greenfield entry. In furtherance of this objective, Shinhan Bank acquired a 98.01% stake in Bank Metro Express and a 100% stake in Centratama Nasional Bank, two banks in Indonesia, in November 2015 and December 2016, respectively. Shinhan Bank completed the merger of the two banks in December 2016. Shinhan Bank also opened additional branches in Australia, Myanmar and India in the second half of 2016. In April 2017, Shinhan Bank Vietnam Co., Ltd. acquired ANZ Bank (Vietnam) Limited’s retail division. In 2017, Shinhan Bank became the first Korean Bank to obtain a license to set up a local subsidiary in Mexico and started local business in Mexico in March 2018. In October 2021, Shinhan Bank opened an office in Hungary, expanding Shinhan Bank’s operations in Eastern Europe. In November 2024, Shinhan Bank opened an office in Georgia, USA, further expanding Shinhan Bank’s operations in the United States. We plan to continue our efforts to expand our overseas banking service network and global operations.

Credit Card Distribution Channels

Shinhan Card primarily uses three distribution channels to attract new credit card customers: (i) its branch network and our other subsidiaries’ branch networks, (ii) sales agents and (iii) business partnerships and affiliations with vendors. In addition, Shinhan Card offers various services through its “Shinhan SOL Pay” platform, including an AI chatbot, open banking, recurring payment services and dedicated services for teenagers, and continues to strengthen the competitiveness of this platform as a customer acquisition and distribution channel.

As of December 31, 2025, the branch network for our credit card operations consisted of 650 branches of Shinhan Bank and 41 card sales branches of Shinhan Card. The use of the established distribution network of Shinhan Bank is part of the group-wide cross-selling efforts of selling credit card products to existing banking customers. In 2025, the number of new cardholders acquired through our banking distribution network accounted for approximately 23.6% of the total number of new cardholders. We believe that the banking distribution network will continue to provide a stable and low-cost venue for acquiring high-quality credit cardholders.

Sales agents represented the most significant source of Shinhan Card’s new cardholders in 2025, and the number of new cardholders acquired through sales agents accounted for approximately 17.6% of the total number of Shinhan Card’s new cardholders in 2025. As of December 31, 2025, Shinhan Card had 775 sales agents, who were independent contractors. These sales agents assist prospective customers with the application process and customer service. Compensation of these sales agents is generally tied to their performance results, which is measured by the number of customers introduced by them as well as the transaction volume of such customers, and we believe this system helps to enhance profitability.

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

Since establishing its first overseas subsidiary in Kazakhstan in November 2014, Shinhan Card has further expanded its presence in the overseas credit financing market through acquisitions of financing companies in Indonesia in 2015 and Vietnam in 2018, as well as the establishment of a local subsidiary in Myanmar in 2016. Such local subsidiaries have grown significantly since their inception or acquisition by us, and Shinhan Card intends to continue to pursue their stable growth and improvements in financial performance through the introduction of new financing products as well as partnerships with local businesses and our other subsidiaries, including Shinhan Bank and Shinhan Securities.

Securities Brokerage Distribution Channels

Our securities services are conducted principally through Shinhan Securities. As of December 31, 2025, Shinhan Securities had 60 service centers nationwide, and four overseas subsidiaries based in Hong Kong, New York, Vietnam and Indonesia to service our corporate customers.

Approximately 71% of our brokerage branches are located in the Seoul metropolitan area with a focus on attracting high net-worth individual customers as well as enhancing synergy with our retail and corporate banking branch network. We plan to continue to explore new business opportunities, particularly in the corporate customer segment, through further cooperation between Shinhan Securities and Shinhan Bank.

Insurance Sales and Distribution Channels

We sell and provide our insurance services primarily through Shinhan Life Insurance. In addition to distributing bancassurance products through our bank branches, Shinhan Life Insurance also distributes a wide range of life insurance products through its own branch network, agency network of financial planners and telemarketers, as well as through the Internet and mobile channels. As of December 31, 2025, Shinhan Life Insurance operated 237 branches and one customer support center. These branches are staffed by financial planners, telemarketers, agent marketers and bancassurance agents to meet the various needs of our insurance and lending customers. Our group-wide customer support centers arrange for policy loans (namely loans secured by the cash surrender value of the underlying insurance policy) for our insurance customers and, to a limited extent, other loans to other customers, and also handle insurance payments.

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

We operate two data centers that are responsible for the comprehensive management of information technology systems for our subsidiaries on a group-wide basis. The information technology systems and data of the subsidiaries are backed up on a real-time basis in both data centers, reducing the probability of losing data or experiencing material disruption of our financial services even if an issue were to occur in one of these locations. Since 2023, Shinhan Data Center has implemented an AI-based cyber threat detection system that utilizes big data to identify abnormities and help us promptly respond to cyber attacks.

In order to enhance the security and reliability of our financial services, we have continually strengthened our information security systems to better protect our customers’ financial assets. We believe that such improvements have enabled our fraud detection systems to prevent a substantial volume of voice phishing and other fraudulent activities. In addition, we respond to cyber intrusions on a real-time basis through our group-wide security monitoring operations. See “Item 16K. Cybersecurity.”

At the subsidiary level, we continue to increase investment in information and communication technologies (“ICT”) to improve the quality of customer service in line with evolving market trends. Accordingly, we have expanded the services offered on our digital platforms to better meet customer needs. For example, in October 2022, Shinhan Bank revamped its “Shinhan SOL Bank” mobile application to enhance overall usability, significantly improving processing speed and introducing features such as a customizable home screen and user-editable transaction records. Shinhan Card’s “Shinhan SOL Pay” improved its in-app customer support and increased the range of payment options available to its users by launching the open pay service, which enables users to register and make payments with credit cards issued by other credit card companies, and Shinhan Securities’ “Shinhan SOL Securities” also implemented a more customer-friendly user experience. Shinhan Life also launched “Shinhan SOL Life,” an all-in-one insurance service platform.

In December 2023, in order to further improve customer experience and convenience, we launched Super SOL, an integrated Group-wide mobile application that provides a wide range of integrated services currently offered by members of Shinhan Financial Group. Additionally, as part of our ICT modernization strategy, we plan on continuing to strengthen our ICT capabilities based on utilization of public cloud and AI technology.

Competition

Competition in the Korean financial services industry is, and is likely to remain, intense, including as a result of subdued domestic economic growth, the growing maturation and saturation of the industry as a whole, the entry of new market participants and regulatory changes, among others.

In the banking sector, Shinhan Bank competes principally with other national commercial banks in Korea, but also faces competition from a number of additional banking institutions, including branches and subsidiaries of foreign banks operating in Korea, regional banks, Internet-only banks, government-owned development banks and Korea’s specialized banks, as well as various other types of financial service providers, including savings institutions (such as mutual savings and finance companies, credit unions and credit cooperatives), investment companies (such as securities brokerage firms, merchant banking corporations and asset management companies) and life insurance companies. As of December 31, 2025, Korea had seven major nationwide domestic commercial banks, five regional banks, three Internet-only banks and a number of branches and subsidiaries of foreign banks. Foreign financial institutions, many of which have greater experiences and resources than we do, may continue to enter the Korean market and compete with us in providing financial products and services either by themselves or in partnership with existing Korean financial institutions.

In the small- and medium-sized enterprise and retail banking segments, which have been Shinhan Bank’s traditional core businesses, competition is expected to increase further. In recent years, Korean banks, including Shinhan Bank, have increasingly focused on stable asset growth based on quality credit, such as corporate borrowers with high credit ratings, loans to SOHOs with high levels of collateralization, and mortgage and home equity loans within the limits of the prescribed loan-to-value ratios and debt-to-income ratios. This common shift in focus toward stable growth based on lower-risk assets has intensified competition as banks compete for the same limited pool of quality credit by engaging in price competition or by other means. In addition, such competition may result in lower net interest margin and reduced overall profitability. Even if interest rates were to increase, the effect on Shinhan Bank’s results of operations may not be as beneficial as expected, or at all, due to factors such as increased volatility of market interest rates and tighter regulations regarding SOHO loans. For additional details on the impact changes in interest rates have on our business, see “— Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.” Furthermore, if competing financial institutions seek to expand market share by lowering their lending rates, Shinhan Bank may suffer customer loss, especially among customers who select their lenders principally on the basis of lending rates. In response thereto or for other strategic reasons, Shinhan Bank may lower its lending rates to stay competitive, which could lead to a further decrease in its net interest margins and outweigh any potential positive impact on the net interest margin from a general rise in market interest rates. Any future decline in Shinhan Bank’s customer base or its net interest margins could have an adverse effect on our results of operations and financial condition.

In the credit card sector, Shinhan Card competes principally with existing “monoline” credit card companies, the credit card divisions of commercial banks, consumer finance companies, other financial institutions and, recently, credit card service providers allied with mobile telecommunications service providers in Korea. Competition has been historically intense in this sector, and the market has shown signs of saturation as existing and new credit card service providers make significant investments and engage in aggressive marketing campaigns and promotions to acquire new customers and target customers with high credit quality. Despite stricter government regulations such as curbs on excessive marketing expenses, competition remains intense, and credit card issuers may continue to compete with Shinhan Card for customers by offering lower interest rates and fees, higher credit limits, more attractive promotions and incentives and alternative products such as credit card reward points, gift cards and low-interest consumer loan products. As a result, Shinhan Card may lose customers or service opportunities to competing credit card issuers and/or incur higher marketing expenses.

Competition in the credit card sector is partially constrained by regulatory developments, including the reduction of the maximum interest rate on loans from 24% to 20% in 2021 and restrictions on debt collection activities under the Debtor Rehabilitation and Bankruptcy Act implemented in 2024, which have increased pressure on the profitability and operations of credit card companies, including Shinhan Card. These measures have contributed to challenges in collection activities, which may lead to higher delinquencies and increased operating costs. In addition, enhanced consumer protection and personal data protection guidelines introduced by the Government may result in additional compliance costs. Fee and interest rate pressure, customer attrition, higher marketing expenses, and potential deterioration in customer credit quality, together with broader social, economic and regulatory developments in Korea, could adversely affect Shinhan Card’s ability to compete effectively and put downward pressure on its growth, market share, profitability and asset quality. Similar competitive pressures exist across other financial services sectors in which our subsidiaries operate.

Consolidation among our competitors and the Government’s privatization efforts may also add competition in the markets in which we and our subsidiaries conduct business. In January 2019, Woori Financial Group was established pursuant to a comprehensive stock transfer under the Korean Commercial Code whereby holders of the common stock of Woori Bank and certain of its subsidiaries transferred all of their shares to Woori Financial Group (the new financial holding company) and in return received shares of Woori Financial Group. As a result, Woori Bank and certain of its former wholly-owned subsidiaries became direct and wholly-owned subsidiaries of Woori Financial Group. The Korea Deposit Insurance Corp., which in 2021 owned 17.25% of the outstanding common stock of Woori Financial Group, has since sold all of its remaining shares and, as of the date of this annual report, holds no ownership interest in Woori Financial Group. In the asset management business sector, Woori Financial Group acquired two asset management companies, Tongyang Asset Management and ABL Global Asset Management (former Allianz Global Investors) in 2019. In the life insurance sector, KB Financial Group completed the acquisition of Prudential Life Insurance, the former Korean unit of Prudential Financial Inc., in August 2021, and Woori Financial Group acquired 75.3% of the shares of TONGYANG Life Insurance Co., Ltd. and 100.0% of the shares of ABL Life Insurance Co., Ltd. in July 2025. Any of these developments may place us at a competitive disadvantage and outweigh any potential benefit to us in the form of opportunities to attract new customers dissatisfied with the level of services at the newly reorganized entities or to provide credit facilities to corporate customers who wish to maintain relationships with a wide range of banks in order to diversify their sources of funding. We expect consolidation and other structural changes in the financial industry to continue, which may intensify competition as larger and more diversified institutions exert increased pricing pressure, potentially reducing margins and adversely affecting our future profitability.

In addition, online service providers and technology companies with large-scale user networks, such as Kakao Corp., NAVER and Samsung Electronics, have recently made significant inroads in providing virtual payment services through a system based on a growing convergence of financial services and technology commonly referred to as “fintech,” which has intensified competition for online customers among online and mobile payment service providers. Moreover, the introduction of Internet-only banks in Korea has led to an increase in competition in the Korean banking industry. For example, KT consortium’s Kbank, Kakao consortium’s Kakao Bank and Viva Republica consortium’s Toss Bank have been operating Internet-only banks since April 2017, July 2017 and October 2021, respectively. Internet-only banks have certain advantages over traditional banks as the former can pass savings in labor and overhead costs to their customers by offering higher interest rates on deposit accounts, lower loan costs and reduced service fees. Accordingly, commercial banks are facing increasing pressure to upgrade their service platforms to attract and maintain online users, which represents a growing customer base compared to traditional customers who have primarily conducted banking in-person at physical banking branches.

Regulatory reforms and the general modernization of business practices in Korea have also led to increased competition among financial institutions in Korea. Since 2019, commercial banks, including Shinhan Bank, as well as fintech companies, have offered open banking services that allow customers to access, and transact through, accounts held at multiple financial institutions, reducing customer reliance on any single bank. In addition, the MyData service, which was launched in 2020, allows financial institutions that have been approved by the Financial Service Commission as MyData service providers to collect, aggregate and manage (upon the customers’ request and subject to compliance requirements) customers’ personal, credit and transaction data so that customers can easily access such data in one place. Shinhan Bank and Shinhan Card have each obtained a license from the Financial Services Commission to operate as a MyData service provider. Shinhan Bank launched its MyData business in January 2021, followed by Shinhan Card in December 2021. As of December 31, 2025, the Financial Services Commission has granted licenses to 60 companies to operate as MyData service providers, 19 of which are fintech or IT firms. In May 2023, the Government launched a platform where consumers can compare loan products from various financial institutions and apply for debt consolidation on a single platform, which was expanded in January 2024 to include mortgage and long-term deposit-based rental loans. Further expansion to additional loan products may further intensify competition among commercial banks in Korea. In recent years, the Financial Services Commission announced various measures designed to encourage competition within the banking industry, including its intention to issue more banking licenses (including those for Internet-only banks) and actively permitting the conversion of existing regional or savings banks into nationwide commercial banks. For example, in May 2024, the Financial Services Commission approved DGB Daegu Bank’s application to convert from a regional bank into a nationwide commercial bank. DGB Daegu Bank subsequently became Korea’s seventh commercial bank and rebranded itself as iM Bank in June 2024.

Since the global financial crisis, the Government has subjected Korean financial institutions to stricter regulatory requirements and guidelines in areas of asset quality, capital adequacy, liquidity and residential and other lending practices. For further details of such capital adequacy requirements, see “— We and our subsidiaries need to maintain our capital ratios above minimum required levels, and failure to so maintain could result in the suspension of some or all of our operations.” There is no assurance that these measures will have the effect of curbing competition or that the Government will not reverse or reduce such measures or introduce other measures, which may further intensify competition in the Korean financial services industry. For further details on the capital requirements applicable to us, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Capital Adequacy.”

Description of Assets and Liabilities

Loans

As of December 31, 2025, our total gross loan portfolio was ~~W~~469,768 billion, which represented an increase of 3.2% from ~~W~~455,125 billion as of December 31, 2024. The increase in our portfolio primarily reflected a 2.9% increase in corporate loans and a 4.5% increase in retail loans, which increases were offset in part by a 0.8% decrease in credit card loans.

Asset Quality Ratios

	As of December 31,
	2023		2024		2025

	(In billions of Won, except percentages)
Total gross loans	~~W~~	417,346	~~W~~	455,125	~~W~~	469,768
Total allowance for credit losses on loans	~~W~~	4,330	~~W~~	4,566	~~W~~	4,281
Allowance for credit losses on loans as a percentage of total loans		1.04%		1.00%		0.91%
Impaired loans(1)	~~W~~	3,013	~~W~~	3,722	~~W~~	3,826
Impaired loans as a percentage of total loans		0.72%		0.82%		0.81%
Allowance as a percentage of impaired loans		143.73%		122.66%		111.89%
Total non-performing loans(2)	~~W~~	2,216	~~W~~	2,641	~~W~~	2,681
Non-performing loans as a percentage of total loans		0.53%		0.58%		0.57%
Allowance as a percentage of total assets		0.63%		0.62%		0.54%

Notes:

(1)

Impaired loans include (i) loans for which the borrower has defaulted under Basel standards applicable during the relevant period and (ii) loans that have been subject to debt restructuring due to the borrower’s financial difficulties during the relevant period.

(2)	Non-performing loans are defined as loans, whether corporate or retail, that are past due by more than 90 days.

Loan Types

The following table presents our loans by type as of the dates indicated. Except where specified otherwise, all loan amounts stated below are before deduction of allowance for credit losses on loans and deferred loan origination costs and fees. Total loans reflect our loan portfolio, including past due amounts.

	As of December 31,
	2023(1)		2024(1)		2025(1)

	(In billions of Won)
Domestic:
Corporate
Corporate loans(2)	~~W~~	202,153	~~W~~	220,956	~~W~~	225,674
Public and other(3)		4,635		5,352		4,955
Loans to banks(4)		961		885		771
Lease financing		196		371		557

Total — Corporate		207,945		227,564		231,957

Retail
Mortgages and home equity		86,532		100,332		107,435
Other retail(5)		55,607		50,805		49,942

Total — Retail		142,139		151,137		157,377

Credit cards		27,798		28,607		28,406

Total domestic		377,882		407,308		417,740

	As of December 31,
	2023(1)		2024(1)		2025(1)

	(In billions of Won)
Foreign:
Corporate
Corporate loans(2)		24,033		31,241		34,385
Public and other(3)		—		—		—
Loans to banks(4)		2,088		1,062		920
Lease financing		85		224		282

Total — Corporate		26,206		32,527		35,587

Retail
Mortgages and home equity		774		746		833
Other retail(5)		12,191		14,257		15,360

Total — Retail		12,965		15,003		16,193

Credit cards		293		287		248

Total foreign		39,464		47,817		52,028

Total loans(6)	~~W~~	417,346	~~W~~	455,125	~~W~~	469,768

Notes:

(1)

Loan amounts include loans at amortized cost and loans at fair value classified in accordance with IFRS 9. Corporate loans include loans at fair value in the amount of ~~W~~1,759 billion, ~~W~~1,880 billion and ~~W~~1,415 billion as of December 31, 2023, 2024 and 2025, respectively.

(2)	Consists primarily of working capital loans, general purpose loans, bills purchased and trade-related notes and excludes loans to public institutions and commercial banks.
(3)	Consists of working capital loans and loan facilities to public institutions and non-profit organizations.
(4)	Consists of interbank loans and call loans.
(5)	Consists of general unsecured loans and loans secured by collateral other than housing to retail customers.
(6)	As of December 31, 2023, 2024 and 2025, 87.2%, 86.5% and 86.2% of our total gross loans, respectively, were Won-denominated.

Loan Portfolio

The total exposure of us or our banking subsidiaries to any single borrower and exposure to any single group of companies belonging to the same conglomerate is limited by law to 25% of the Net Total Equity Capital (as defined in “— Supervision and Regulation”).

Loan Concentration by Industry

The following table shows the aggregate balance of our corporate loans by industry as of December 31, 2025.

	As of December 31, 2025
Industry	Aggregate Loan Balance		Percentage of Total Corporate Loan Balance

	(In billions of Won)		(Percentages)
Manufacturing	~~W~~	67,884	25.4%
Real estate, leasing and service		58,388	21.8
Retail and wholesale		31,508	11.8
Finance and insurance		24,105	9.0
Hotel and leisure		11,912	4.5
Transportation, storage and communication		6,707	2.5
Construction		6,617	2.5
Other service(1)		31,735	11.9
Other(2)		28,688	10.6

Total	~~W~~	267,544	100.0%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Maturity Analysis

The following table sets out the scheduled maturities (presented in terms of time remaining until maturity) of our loan portfolio as of December 31, 2025. The amounts below are before allowance for credit losses on loans and deferred loan origination costs and fees. In the case of installment payment loans, maturities have been adjusted to take into account the timing of installment payments.

	As of December 31, 2025
	1 Year or Less(1)		Over 1 Year but Not More Than 5 Years		Over 5 Years but Not More Than 15 Years		Over 15 Years		Total

	(In billions of Won)
Corporate:
Corporate loans	~~W~~	171,277	~~W~~	80,265	~~W~~	7,434	~~W~~	1,083	~~W~~	260,059
Public and other		2,931		1,535		433		56		4,955
Loans to banks		1,208		435		48		—		1,691
Lease financing		240		598		1		—		839

Total corporate	~~W~~	175,656	~~W~~	82,833	~~W~~	7,916	~~W~~	1,139	~~W~~	267,544

Retail:
Mortgage and home equity	~~W~~	17,267	~~W~~	23,897	~~W~~	22,341	~~W~~	44,763	~~W~~	108,268
Other retail		35,709		18,472		5,645		5,476		65,302

Total retail	~~W~~	52,976	~~W~~	42,369	~~W~~	27,986	~~W~~	50,239	~~W~~	173,570

Credit cards	~~W~~	24,166	~~W~~	4,326	~~W~~	162	~~W~~	—	~~W~~	28,654

Total loans	~~W~~	252,798	~~W~~	129,528	~~W~~	36,064	~~W~~	51,378	~~W~~	469,768

Note:

(1)	Includes overdue loans.

We may roll over our corporate loans (primarily consisting of working capital loans and facilities loans) and retail loans (to the extent not payable in installments) after conducting our standard loan reviews in accordance with our loan review procedures. Working capital loans may generally be extended on an annual basis for an aggregate term of up to five years. Facilities loans, which are generally secured, may generally be extended on an annual basis for a maximum of 15 years from the initial loan date. Retail loans may be extended for additional terms of up to 12 months for an aggregate term of 10 years from the initial loan date for both unsecured loans and secured loans, except that mortgage and home equity loans can be extended for up to 30 years in the aggregate.

Interest Rate Sensitivity

The following table presents a breakdown of our loans in terms of interest rate sensitivity as of December 31, 2025.

	As of December 31, 2025
	Due Within 1 Year(1)		Due After 1 Year		Total

	(In billions of Won)
Fixed rate loans(2)
Corporate:
Corporate loans	~~W~~	48,107	~~W~~	30,726	~~W~~	78,833
Public and other		666		144		810
Loans to banks		1,104		483		1,587
Lease financing		10		10		20

Total corporate		49,887		31,363		81,250

Retail:
Mortgage and home equity		289		10,572		10,861
Other retail		6,783		4,666		11,449

Total retail		7,072		15,238		22,310

Credit cards		231		1		232

Total fixed rate loans		57,190		46,602		103,792

Variable rate loans(3)
Corporate:
Corporate loans		123,170		58,056		181,226
Public and other		2,265		1,880		4,145
Loans to banks		104		—		104
Lease financing		230		589		819

Total corporate		125,769		60,525		186,294

Retail:
Mortgage and home equity		16,978		80,429		97,407
Other retail		28,926		24,927		53,853

Total retail		45,904		105,356		151,260

Credit cards		23,935		4,487		28,422

Total variable rate loans		195,608		170,368		365,976

Total loans	~~W~~	252,798	~~W~~	216,970	~~W~~	469,768

Notes:

(1)	Includes overdue loans.
(2)	Fixed rate loans are loans for which the interest rate is fixed for the entire term of the loan.
(3)	Variable or adjustable rate loans are for which the interest rate is not fixed for the entire term of the loan.

For additional information regarding our management of interest rate risk, see “Risk Management.”

Credit Exposures to Companies in Workout and Recovery Proceedings

Our credit exposures to restructuring are monitored and managed by our Corporate Credit Support Department. As of December 31, 2025, 0.02% of our total loans, or ~~W~~116 billion (of which ~~W~~106 billion was classified as nonaccrual and ~~W~~10 billion was classified as accruing), was under restructuring. As of such date, the total amount under restructuring consisted of ~~W~~19 billion related to workouts, ~~W~~87 billion related to recovery proceedings, and ~~W~~10 billion related to others, principally consisting of credit rehabilitation programs subject to corporate turnaround or reorganization, which is based on voluntary agreements between the relevant parties (excluding workout and recovery proceedings).

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

Workout

The Corporate Restructuring Promotion Act (the “CRPA”), which was most recently implemented on December 26, 2023 (scheduled to expire on December 25, 2026), governs creditor-led corporate restructuring procedures. If the “main Creditor Financial Institution,” which is defined under the CRPA as the principal creditor bank (or if there is no principal creditor bank, the bank that has provided the largest amount of credit), of a Failing Company (as defined below) provides notice convening a meeting of the Creditor Committee (as defined below) on or before December 25, 2026, any proceedings commenced by such committee would remain subject to the CRPA after December 25, 2026 until such proceedings are completed or discontinued.

The CRPA applies to financial creditors (each, a “Financial Creditor”) that have financial claims against a debtor company arising from the provision of credit, either directly or indirectly, which includes any transaction designated by the Financial Services Commission as falling within certain specified categories. A “Failing Company” under the CRPA means a debtor company deemed by its main Creditor Financial Institution to have difficulty repaying its financial obligations without external financial support or additional loans (excluding loans obtained in the ordinary course of business).

Once a debtor company is notified by its main Creditor Financial Institution that it has been classified as a Failing Company, it may submit a business restructuring plan and a list of Financial Creditors and apply for the commencement of a management procedure to be conducted by either a committee of Financial Creditors (the “Creditor Committee”) or the main Creditor Financial Institution.

If the main Creditor Financial Institution of a Failing Company determines that the Failing Company may be rehabilitated, it must either convene the first meeting of the Creditor Committee to determine whether the committee will manage the company or assume management of the company directly. If the first meeting of the Creditor Committee is convened, Financial Creditors may be required to grant a moratorium on the enforcement of claims until the end of the meeting and may approve an additional moratorium for a limited period following commencement of the management procedure. Upon commencement of the management procedure, the main Creditor Financial Institution must prepare a corporate restructuring plan based on an investigation of the Failing Company’s financial condition and submit such plan to the Creditor Committee for approval. If the plan is not approved before the moratorium expires, the Creditor Committee’s management of the Failing Company is deemed to have terminated.

Resolutions of the Creditor Committee are generally adopted by an approval of the Financial Creditors representing at least 75% of the outstanding credit of the Financial Creditors who constitute the Creditor

Committee; provided that if a single Financial Creditor holds at least 75% of the outstanding credit, the resolution shall be passed by an approval of not less than 40% of the total number of the Financial Creditors who constitute the Creditor Committee, including such single Financial Creditor. An additional approval of the Financial Creditors holding interests in 75% or more of the total amount of the secured claims owned by the Financial Creditors constituting the Creditor Committee against the Failing Company is required with respect to the debt rescheduling of the Failing Company. A Financial Creditor that opposes certain resolutions may require the approving Financial Creditors to purchase its outstanding claims, with the purchase price and terms determined by agreement or, if no agreement is reached, through a coordination committee established under the CRPA.

Recovery Proceedings

Under the Debtor Rehabilitation and Bankruptcy Act, which took effect in April 2006, court receiverships have been replaced with recovery proceedings. In a recovery proceeding, unlike court receivership proceedings where the management of the debtor company was vested in a court-appointed receiver, the existing chief executive officer of the debtor company may continue to manage the debtor company, provided that (i) there was no fraudulent conveyance or concealment of assets, (ii) the financial failure of the debtor company was not due to gross negligence of such chief executive officer, and (iii) no creditors’ meeting was convened to request, based on reasonable cause, a court-appointed receiver to replace such chief executive officer. A recovery proceeding may be commenced by any insolvent debtor. Furthermore, in an effort to meet global standards, international bankruptcy procedures have been introduced in Korea, where a receiver of a foreign bankruptcy proceeding may, upon receiving Korean court approval of the ongoing foreign bankruptcy proceeding, apply for or participate in a Korean bankruptcy proceeding. Similarly, a receiver in a domestic recovery proceeding or a bankruptcy trustee is allowed to perform its duties in a foreign jurisdiction where the debtor’s assets are located, subject to applicable foreign law.

Credit Rehabilitation Programs for Delinquent Consumer and Small- and Medium-sized Enterprise Borrowers

In light of the gradual increase in delinquencies in credit card and other consumer credit, the Government has implemented a number of measures intended to support the rehabilitation of delinquent borrowers. These measures may affect the amount and timing of our collections and recoveries on our delinquent consumer credits.

The Credit Counseling and Recovery Service offers two programs for individual debtors: the pre-workout program and the individual workout program, both of which are available to individuals with total debt amounts of ~~W~~1.5 billion or less (secured debt amount of ~~W~~1 billion or less and unsecured debt amount of ~~W~~500 million or less). The pre-workout program is offered to individuals whose delinquency period is between 31 days and 89 days, and the individual workout program is offered to individuals whose delinquency period is 90 days or more. In addition, in April 2023, a temporary special debt adjustment scheme was implemented for individuals with an annual income not exceeding ~~W~~45 million and total debt not exceeding ~~W~~1.5 billion. This scheme applies to individual debtors who submitted applications by December 31, 2025, and specifically targets individuals at risk of default or those who have been delinquent for 30 days or less. Furthermore, the scope of the liquidation-type debt adjustment program was expanded in January 2026 to provide additional relief to financially vulnerable debtors. Under this program, the remaining debt of certain vulnerable individuals, including basic livelihood security recipients, persons with severe disabilities and senior citizens aged 70 or older, may be discharged if the debtor has (i) diligently made repayments for at least three years following the finalization of the Credit Recovery Committee’s debt adjustment and (ii) repaid at least 50% of the adjusted debt amount. The maximum eligible debt amount under this program also increased from ~~W~~15 million to ~~W~~50 million. When an individual debtor applies for the temporary special debt adjustment scheme, the pre-workout or individual workout program, the Credit Counseling and Recovery Service reviews and resolves on a debt restructuring plan. Once the creditor financial institutions that are parties to a credit recovery support agreement with the Credit Counseling and Recovery Service and that hold a majority of the unsecured and secured claims against the relevant individual debtor agree to the plan, such plan becomes effective, and debt restructuring measures, such as extension of maturities, adjustments of interest rates or reductions of the debt amount, are implemented in accordance with the applicable program.

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

Once a borrower is deemed to be eligible to participate in the pre-workout program, we promptly sell the collateral underlying such borrower’s secured loans to mitigate our losses, and we may restructure such borrower’s unsecured loans (regardless of their type) as follows:

•

Extension of maturity: Based on considerations of the type of loan, the total loan amount, the repayment amount and the probability of repayment, the maturity of unsecured loans may be extended by up to 10 years and the maturity of secured loans may be extended by up to 20 years with a grace period not exceeding three years.

•

Interest rate adjustment: The interest rate of unsecured loans may be adjusted to 30% to 70% of the original interest rate within the range of the highest interest rate of 8% per annum and the lowest interest rate of 3.25% per annum; provided that if the original interest rate is less than 3.25% per annum, no adjustment would apply. The adjusted interest rate applies to the principal amount following any adjustment thereto as part of the pre-workout program, and no interest would accrue on the interest already accrued or fees payable.

•	Debt forgiveness: Debt forgiveness under the pre-workout program is limited to the default interest.

•

Deferral: If the foregoing three measures are deemed to be insufficient in terms of providing meaningful assistance to a qualifying borrower due to layoff, unemployment, business closure, disaster or loss of earnings, loan repayment may be deferred for a maximum of three years, provided that the pre-workout committee may extend such deferral period every six months, for a period not exceeding six months, upon the borrower’s application. The deferral period is not counted toward the repayment period, and interest accrues at 2% per annum during the deferral period.

In 2025, the aggregate amount of our retail credit (including credit card receivables) which became subject to the pre-workout program was ~~W~~473 billion. We believe that our participation in such pre-workout program has not had a material impact on the overall asset quality of our retail loans and credit card portfolio or on our results of operations and financial condition to date.

Provisioning Policy

Loans

We conduct periodic, systematic and detailed reviews of our loan portfolios to identify credit risks and to establish the overall allowance for credit losses on loans. Our management believes that the allowance for credit losses on loans provides an accurate estimate of the expected credit losses (“ECL”) as of the date of each statement of financial position.

On each reporting date, we assess whether the credit risk of a financial instrument has increased significantly since the initial recognition. When making such assessment, we use the change in the risk of a default occurring over the expected lifetime of the financial instrument instead of the change in the amount of

ECL. Upon assessment, each asset is classified as being in one of the following three stages, which is used as the basis of calculating the loss allowances at the 12-month ECL or the lifetime ECL, depending on the stage.

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

To make that assessment, we compare the risk of default of the financial instrument as at the reporting date with such risk of default as at the date of initial recognition, taking into account reasonable supporting information that is available without undue cost or effort and is indicative of significant increases in credit risk since the initial recognition. Supporting information also includes historical default data held by us and analysis conducted by internal credit risk rating specialists.

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

We apply statistical techniques to estimate (i) the probability of default for the remaining lifetime of the exposure from the accumulated data and (ii) changes in the estimated probability of default over time.

We determine whether a significant increase in credit risk has occurred by applying portfolio-specific indicators, which generally include changes in the estimated risk of default based on movements in internal credit ratings, qualitative factors and days past due, among other factors.

We consider a financial asset to be in default if it meets one or more of the following conditions:

•	if a borrower is overdue 90 days or more from the contractual payment date; or

•	if we determine that it is not possible to recover the principal and interest amounts without enforcing the collateral on a financial asset.

We use the following indicators when determining whether a borrower is in default:

•	qualitative factors, such as breaches of contractual terms;

•

quantitative factors, including a borrower’s failure to perform one or more payment obligations, the number of days past due for each obligation, and, for certain portfolios, the number of days past due for each financial instrument; and

•	internal and external data.

The definition of default applied by us generally conforms to the definition of default defined for regulatory capital management purposes. However, depending on the situation, the information used to determine whether default has occurred and the extent thereof may vary.

We measure ECL on a forward-looking basis, and ECL reflects information presented by internal experts based on a variety of sources. For purposes of estimating such forward-looking information, we utilize economic outlook and projections published by domestic and overseas research institutes or government and public agencies.

In measuring ECLs, we incorporate forward-looking macroeconomic conditions based on unbiased and neutral assumptions. Our ECL estimates reflect the most likely economic scenarios and are based on the same assumptions used in our business plan and management strategy. Key variables used in measuring ECLs are as follows:

•	Probability of default (“PD”);

•	Loss given default (“LGD”); and

•	Exposure at default (“EAD”)

These variables are estimated using historical data and internally developed statistical techniques, and are adjusted to incorporate forward-looking information. In measuring ECLs on financial assets, Shinhan Bank applies an ECL measurement period based on the contractual maturity of the relevant instruments, taking into account any extension rights held by the borrower when determining such contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

•	Type of products;

•	Internal credit risk rating;

•	Type of collateral;

•	Loan-to-value ratio;

•	Industry of the borrower;

•	Location of the borrower or collateral; and

•	Days of delinquency.

The criteria for grouping are periodically reviewed to ensure group homogeneity and are adjusted as necessary. Where internal historical data for a particular portfolio are insufficient, we supplement such information with relevant external benchmark data.

Credit Cards

Prior to 2017, we established an allowance for our credit card portfolio using a roll-rate model. In December 2016, the Financial Supervisory Service granted Shinhan Card final approval to use the internal model approach. In 2017, Shinhan Card completed the establishment of the IFRS loan loss calculation system, and transitioned from a roll-rate model to the internal model approach to calculate its loan losses.

The internal model approach calculates default rates and LGD separately for different customers segements, based on both customer characteristics and product features. The internal model approach disaggregates customers into more than twice as many segments as does the roll-rate model. Whereas the roll-rate model does not differentiate between customers with higher and lower risks of default when calculating roll rates, the internal model approach allows for a more sophisticated calculation of loan loss that reflects the customers’ credit ratings.

Our general policy is to be proactive in our collection procedures by emphasizing collections at early stages of delinquency, while progressively intensifying collection efforts as the delinquency period increases. Efforts to collect from cardholders whose account balances are up to 30 days past due are generally made by our credit support centers at Shinhan Card.

For credit card accounts that are more than 30 days past due, we generally assign collection to collection companies such as Shinhan Credit Information, a subsidiary of ours, and Mirae Credit Information. For credit card accounts that are charged off, we outsource collection to collection companies such as Shinhan Credit Information, Mirae Credit Information Services Corp. and Koryo Credit Information. These collection companies contact cardholders for payment via email, phone and in-person visits, and if necessary, offer payment support programs, including refinancing and loan reduction. They may also conduct legal procedures to locate the accountholder’s sources of income and real estate assets in preparation for compulsory execution proceedings.

Loan Aging Schedule

The following table shows our loan aging schedule (excluding accrued interest) for all of our loans as of the dates indicated.

	Current			Past Due Up to 3 Months			Past Due 3-6 Months			Past Due For More Than 6 Months			Total
As of December 31,	Amount		%	Amount		%	Amount		%	Amount		%	Amount

	(In billions of Won, except percentages)
2023	~~W~~	412,710	98.89	~~W~~	2,420	0.58	~~W~~	1,093	0.26	~~W~~	1,123	0.27	~~W~~	417,346
2024		449,680	98.80		2,804	0.62		1,305	0.29		1,336	0.29		455,125
2025		464,673	98.92		2,414	0.51		1,083	0.23		1,598	0.34		469,768

Non-Performing Loans

Non-performing loans are defined as loans past due by more than 90 days. The following table shows, as of the dates indicated, the amount of our total non-performing loans and the percentage of such loans to our total loans.

	As of December 31,
	2023		2024		2025

	(In billions of Won, except percentages)
Total non-performing loans	~~W~~	2,216	~~W~~	2,641	~~W~~	2,681
As a percentage of total loans		0.53%		0.58%		0.57%

Analysis of Non-Performing Loans

The following table sets forth, for the periods indicated, the total non-performing loans by borrower type.

	As of December 31,
	2023					2024					2025
	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans	Total Loans		Non- Performing Loans(1)		Ratio of Non- Performing Loans

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	~~W~~	202,153	~~W~~	564	0.28%	~~W~~	220,956	~~W~~	1,136	0.51%	~~W~~	225,674	~~W~~	1,325	0.59%
Public and other		4,635		9	0.19		5,352		13	0.24		4,955		11	0.22
Loans to banks		961		—	—		885		—	—		771		—	—
Lease financing		196		10	5.10		371		34	9.16		557		18	3.23

Total corporate		207,945		583	0.28		227,564		1,183	0.52		231,957		1,354	0.58

Retail
Mortgage and home equity		86,532		140	0.16		100,332		156	0.16		107,435		167	0.16
Other retail		55,607		388	0.70		50,805		461	0.91		49,942		503	1.01

Total retail		142,139		528	0.37		151,137		617	0.41		157,377		670	0.43

Credit cards		27,798		612	2.20		28,607		636	2.22		28,406		478	1.68

Total domestic		377,882		1,723	0.46		407,308		2,436	0.60		417,740		2,502	0.60

Foreign:		39,464		493	1.25		47,817		205	0.43		52,028		179	0.34

Total	~~W~~	417,346	~~W~~	2,216	0.53%	~~W~~	455,125	~~W~~	2,641	0.58%	~~W~~	469,768	~~W~~	2,681	0.57%

Notes:

(1)	Includes loans past due by more than 90 days.

Non-Performing Loans by Industry

The following table sets forth a breakdown of our non-performing corporate loans by industry as of December 31, 2025.

Industry	Aggregate Non- Performing Corporate Loan Balance		Percentage of Total Non-Performing Corporate Loan Balance

	(In billions of Won)		(Percentages)
Construction	~~W~~	677	47.37%
Manufacturing		129	9.03
Real estate, leasing and service		246	17.21
Retail and wholesale		117	8.19
Finance and insurance		11	0.77
Hotel and leisure		56	3.92
Transportation, storage and communication		12	0.84
Other service(1)		158	11.06
Other(2)		23	1.61

Total	~~W~~	1,429	100.00%

Notes:

(1)	Includes other service industries such as publication, media and education.
(2)	Includes other industries such as agriculture, forestry, mining, electricity and gas.

Top 20 Non-Performing Loans

As of December 31, 2025, our 20 largest non-performing loans accounted for 21.7% of our total non-performing loan portfolio. The following table shows, at the date indicated, certain information regarding our 20 largest non-performing loans.

		As of December 31, 2025
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
1	Borrower A	Construction	~~W~~	52	~~W~~	30
2	Borrower B	Construction		51		16
3	Borrower C	Construction		48		14
4	Borrower D	Construction		48		31
5	Borrower E	Construction		44		3
6	Borrower F	Construction		38		16
7	Borrower G	Construction		32		15
8	Borrower H	Construction		30		30
9	Borrower I	Construction		25		22
10	Borrower J	Construction		23		23
11	Borrower K	Construction		23		8
12	Borrower L	Other service		23		1
13	Borrower M	Construction		21		2
14	Borrower N	Construction		21		13
15	Borrower O	Construction		20		18
16	Borrower P	Construction		18		12
17	Borrower Q	Construction		17		2

		As of December 31, 2025
		Industry	Gross Principal Outstanding		Allowance for credit losses on loans
		(In billions of Won)
18	Borrower R	Real estate, leasing and service		17		3
19	Borrower S	Construction		16		3
20	Borrower T	Construction		16		11

			~~W~~	583	~~W~~	273

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

If a loan becomes non-performing notwithstanding such preventive mechanism, an officer at the branch level responsible for monitoring non-performing loans will commence due diligence on the borrower’s assets, send a notice demanding payment or a notice that we would take or prepare for legal action.

Simultaneously, we also initiate our non-performing loan management process, which consists of the following:

•	identifying loans subject to a proposed sale by assessing the estimated losses from such sale based on the estimated recovery value of collateral, if any, for such non-performing loans;

•	identifying loans subject to charge-off based on the estimated recovery value of collateral, if any, for such non-performing loans and the estimated rate of recovery of unsecured loans; and

•	to a limited extent, identifying commercial loans subject to normalization efforts based on the cash-flows of the borrower.

Once the details of a non-performing loan are identified, we take early action for recovery. Actual recovery efforts for non-performing loans are handled by the relevant department, depending on the nature of such loans and the borrower, among others. The officers or agents of the responsible departments and units use a variety of methods to collect non-performing loans, including:

•	making phone calls and paying visits to the borrower to request payment;

•	continuing to assess and evaluate assets of our borrowers; and

•	if necessary, initiating legal action, including foreclosures, attachment and litigation.

In order to promote speedy recovery of loans subject to foreclosures and litigation, the branch responsible for handling these loans may transfer them to the relevant unit at our headquarters.

Our policy is to commence legal action within one month after default on promissory notes and four months after delinquency of payment on our other types of loans. For loans to insolvent or bankrupt borrowers or when we conclude that it is not possible to recover through normal procedures, we take prompt legal action regardless of the grace period.

In addition to making efforts to collect on our non-performing loans, we take other measures to reduce the level of our non-performing loans, including:

•	selling non-performing loans to third parties, including the Korea Asset Management Corporation;

•	entering into asset-backed securitization transactions with respect to our non-performing loans;

•	managing retail loans that are past due by three months or more through Shinhan Credit Information under an agency agreement; and

•	using third-party collection agencies such as credit information companies to collect on our non-performing loans.

In 2025, we sold non-performing loans in the amount of ~~W~~255 billion to third parties, including ~~W~~85 billion transferred to UAMCO, Ltd., an investment management company. Loans transferred to third parties meet the criteria of true sale and are derecognized accordingly.

The following table presents a roll-forward of our non-performing loans in 2025.

	(In billions of Won)
Non-performing loans as of December 31, 2024	~~W~~	2,641

Additional non-performing loans due to delinquency		1,625
Loans sold		(255)
Loans charged off		(810)
Other adjustments(1)		(520)

Non-performing loans as of December 31, 2025	~~W~~	2,681

Note:

(1)	Represents loans paid down or paid off and loans returned to performing. We do not separately collect or analyze data relating to non-performing loans other than those that were sold or charged off.

Loan Charge-offs

Our gross charge-offs, including amortization of discount and disposal, increased by 31.1% from ~~W~~1,996 billion in 2024 to ~~W~~2,616 billion in 2025, primarily due to an increase in the amount of charge-offs for corporate loans and credit card loans in 2025 compared to 2024. The increase in the amount of charge-offs for corporate loans in 2025 was primarily attributable to write-offs related to credit exposures, including real estate project financing exposures, as part of Shinhan Investment & Securities’ efforts to proactively manage its asset quality, while the increase in the amount of charge-offs for credit card loans in 2025 was mainly driven by Shinhan Card’s continued adherence to a policy of proactively writing off non-performing loans. Our gross charge-offs, including amortization of discount and disposal, increased by 12.3% from ~~W~~1,777 billion in 2023 to ~~W~~1,996 billion in 2024, primarily due to an increase in the amount of charge-offs for corporate loans and credit card loans in 2024 compared to 2023. The increase in the amount of charge-offs for corporate loans in 2024 was primarily due to write-offs for real estate-related corporate loans resulting from the deterioration of project financing loans as a measure taken by Shinhan Capital to manage financial soundness, while the increase in the amount of charge-offs for credit card loans in 2024 was mainly driven by Shinhan Card’s continued adherence to a policy of proactively writing off non-performing loans.

In 2025, the charge-off on restructured loans amounted to ~~W~~36 billion. With respect to a loan that we consider to be uncollectible regardless of any modification of terms, we convert a portion of such loan into equity securities following negotiation with the borrower and charge off the remainder of such loan. The equity securities so converted are recorded at fair value, based on the market value of such securities if available or the appraisal value of such securities by an outside appraiser if a market value is unavailable. In 2025, we did not restructure any loans into equity securities.

We strive to minimize loans to be charged off by practicing a robust credit approval process based on credit risk analysis prior to extending loans and a systematic management of outstanding loans.

Loans to be Charged-off

Loans are charged off if they are deemed to be uncollectible by falling under any of the following categories:

•	loans for which collection is not foreseeable due to insolvency or bankruptcy, dissolution or the termination of the debtor’s business;

•	loans for which collection is not foreseeable due to the death or disappearance of the debtor;

•	loans for which collection expenses exceed the collectible amount;

•	loans for which collection is not possible through legal or any other means;

•	payments in arrears in respect of credit cards that are overdue for more than six months;

•	payments outstanding on unsecured retail loans that are overdue for more than 12 months;

•	payments in arrears in respect of leases that are overdue for more than 12 months;

•	the portion of loans classified as “estimated loss,” net of any recovery from collateral, which is deemed to be uncollectible; or

•

domestic loans that are required by the Financial Supervisory Service to be charged off, or loans held by our foreign subsidiaries or branches for which a charge-off or special provisioning is required by the relevant regulatory authority.

Timeline for Charge-off

Shinhan Bank’s loans to be charged off must be charged off within one year of the month they are deemed to be uncollectible. If such loans are not charged off within one year, the reason for the delay must be reported to Shinhan Bank’s Audit Department.

Procedure for Charge-off Approval

An application for Shinhan Bank’s loans to be charged-off is submitted by the relevant branch or department to the Credit Collection Department. The Credit Collection Department refers the application to the Audit Department for its review to ensure compliance with Shinhan Bank’s internal procedures for charge-offs. The Credit Collection Department, after reviewing the application to confirm that it meets relevant requirements, seeks approval from the Financial Supervisory Service for the charge-offs, which is typically granted. Once the Financial Supervisory Service provides its approval (except for household loans with estimated losses of ~~W~~10 million or less, whose charge-off is considered automatically approved by the Financial Supervisory Service), loans are charged off upon approval by the President of Shinhan Bank. As for Shinhan Card, it generally charges off receivables that are 180 days past due following an internal review.

Treatment of Loans Charged-off

Once loans are charged off, they are derecognized from our statements of financial position and are classified as charged-off loans. We continue collection efforts in respect of these loans through third-party collection agencies, including the Korea Asset Management Corporation, and Shinhan Credit Information, one of our subsidiaries. The General Manager of the Credit Collection Department must report to the Financial Supervisory Service the amounts of loans permanently written off or recovered during each reporting period.

Treatment of Collateral

When we determine that a loan collateralized by real estate cannot be recovered through normal collection channels, we generally petition a court to foreclose and sell the collateral through a court-supervised auction within one month after default and insolvency and within four months after delinquency. However, this procedure does not apply to companies undergoing restructuring, recovery proceedings, workout or other court proceedings where there are restrictions on such auction procedures. Filing of such petition with the court generally encourages the debtor to repay the overdue loan. If a debtor ultimately fails to repay and the court grants its approval for foreclosure, we sell the collateral and recover the principal amount and interest accrued up to the sales price, net of expenses incurred from the auction. Foreclosure proceedings under Korean laws and regulations typically take seven months to one year from initiation to collection depending on the nature of the collateral.

Financial Statement Presentation

Our financial statements generally report as charge-offs all unsecured retail loans that are overdue for more than 12 months. Leases are charged off when past due for more than 12 months. For collateral-dependent loans, we charge off the excess of the book value of the subject loan over the amount received or to be received from the sale of the underlying collateral when the collateral is sold as part of a foreclosure proceeding and its sale price becomes known through court publication as part of such proceeding.

Net Charge-offs

The following table sets forth, for the periods indicated, our net charge-offs.

	For the years ended December 31,
	2023					2024					2025
	Average Loan(1)		Net Charge- Offs		Ratio	Average Loan(1)		Net Charge- Offs		Ratio	Average Loan(1)		Net Charge- Offs		Ratio

	(In billions of Won, except percentages)
Domestic:
Corporate
Corporate loans	~~W~~	192,757	~~W~~	327	0.17%	~~W~~	211,753	~~W~~	490	0.23%	~~W~~	219,782	~~W~~	878	0.40%
Public and other		4,128		2	0.05		4,874		7	0.14		4,937		14	0.28
Loans to banks		4,322		—	—		1,957		—	—		2,471		—	—
Lease financing		363		21	5.79		167		22	13.17		475		6	1.26

Total corporate		201,570		350	0.17		218,751		519	0.24		227,665		898	0.39

Retail:
Mortgage and home equity		83,392		2	N/M		95,050		3	N/M		105,105		3	N/M
Other retail		58,904		408	0.69		52,553		224	0.43		50,080		151	0.30

Total retail		142,296		410	0.29		147,603		227	0.15		155,185		154	0.10

Credit cards		27,673		607	2.19		27,688		749	2.71		28,260		1,074	3.80

Total domestic		371,539		1,367	0.37		394,042		1,495	0.38		411,110		2,126	0.52

Foreign:		40,880		52	0.13		43,751		140	0.32		48,542		147	0.30

Total	~~W~~	412,419	~~W~~	1,419	0.34%	~~W~~	437,793	~~W~~	1,635	0.37%	~~W~~	459,652	~~W~~	2,273	0.49%

Note:

(1)	Average loan balances, which relate to loans measured at amortized cost, are based on (a) monthly balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

N/M = not meaningful

Investment Portfolio

Investment Policy

We invest in and trade Won-denominated and, to a lesser extent, foreign currency-denominated securities for our own account in order to:

•	maintain the stability and diversification of our assets;

•	maintain adequate sources of back-up liquidity to meet our funding requirements; and

•	supplement income from our core lending activities.

When making an investment decision with respect to particular securities, we consider macroeconomic trends, industry analysis and credit evaluation, among others.

Our securities investment activities are subject to a number of regulatory guidelines, including limitations prescribed under the Financial Holding Companies Act and the Banking Act. Generally, a financial holding company is prohibited from acquiring more than 5% of the total issued and outstanding shares of another finance-related company (other than its direct and indirect subsidiaries). Furthermore, under these regulations, Shinhan Bank must limit its investments in shares and securities with a maturity in excess of three years (other than monetary stabilization bonds issued by the Bank of Korea and national government bonds) to 100.0% of the sum of Tier I and Tier II capital (less any deductions) of Shinhan Bank. Generally, Shinhan Bank is also prohibited from acquiring more than 15.0% of the shares with voting rights issued by any other corporation (other than for the purpose of establishing or acquiring a subsidiary). Further information on the regulatory environment governing our investment activities is set forth in “— Supervision and Regulation — Principal Regulations Applicable to Banks — Restrictions on Investments in Property,” “— Principal Regulations Applicable to Banks — Restrictions on Shareholdings in Other Companies,” “— Principal Regulations Applicable to Financial Holding Companies — Liquidity” and “— Principal Regulations Applicable to Financial Holding Companies — Restrictions on Shareholdings in Other Companies.”

Maturity Analysis

The following table categorizes our securities at amortized cost by maturity and weighted average yield as of December 31, 2025.

	As of December 31, 2025
	1 Year or Less			Over 1 Year but within 5 Years			Over 5 Years but within 10 Years			Over 10 Years			Total
	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)	Carrying Amount		Weighted Average Yield(1)

	(In billions of Won, except percentages)
Korean treasury and governmental agencies	~~W~~	2,821	2.99%	~~W~~	14,993	3.34%	~~W~~	1,664	2.80%	~~W~~	2,030	1.93%	~~W~~	21,508	3.12%
Debt securities issued by financial institutions		1,042	4.22		838	3.73		42	6.25		25	4.09		1,947	4.05
Corporate debt securities		202	3.13		2,191	3.38		314	2.82		458	3.55		3,165	3.33
Debt securities issued by foreign governments		403	3.76		620	2.23		173	4.49		75	3.50		1,271	3.10
Mortgage-backed securities and asset-backed securities		479	2.13		2,470	3.38		1,084	3.27		20	3.05		4,053	3.20

Total	~~W~~	4,947	3.23%	~~W~~	21,112	3.33%	~~W~~	3,277	3.09%	~~W~~	2,608	2.29%	~~W~~	31,944	3.20%

Note:

(1)	The weighted average yield for the portfolio represents the yield to maturity for each individual security, weighted using its amortized cost.

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

The following table sets forth our credit-related commitments and guarantees as of the dates indicated.

	As of December 31,
	2023		2024		2025

	(In billions of Won)
Commitments to extend credit	~~W~~	115,884	~~W~~	121,678	~~W~~	120,602
Commercial letters of credit		2,934		3,353		3,379
Others(1)		122,155		128,397		133,119

Total	~~W~~	240,973	~~W~~	253,428	~~W~~	257,100

Note:

(1)	Consists of financial guarantees, performance guarantees, liquidity facilities to special purpose entities, acceptances, endorsed bills and unused credit limits on credit cards, among others.

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

We also have guarantees that are recorded on our statements of financial position at their fair value at inception which are amortized over the life of the guarantees. Such guarantees generally include standby letters of credit, other financial and performance guarantees and liquidity facilities to special purpose entities. Standby letters of credit are irrevocable obligations to pay third-party beneficiaries when our customers fail to repay loans or debt instruments, which are generally in foreign currencies. A substantial portion of these standby letters of credit is secured by collateral, including trade-related documents. Other financial and performance guarantees are irrevocable assurances that we will pay beneficiaries if our customers fail to perform their obligations under certain contracts. Liquidity facilities to special purpose entities are irrevocable commitments to provide contingent liquidity credit lines to special purpose entities established by our customers in the event that a triggering event such as a shortage of cash occurs.

These commitments and guarantees do not necessarily represent our exposure since they often expire unused.

Derivatives

As discussed under “— Our Principal Activities — Other Banking Services — Derivatives Trading” above, we engage in derivatives trading activities primarily on behalf of our customers so that they may hedge their risks and also enter into back-to-back derivatives transactions with other financial institutions to cover exposures arising from such transactions. In addition, we enter into derivatives transactions to hedge against risk exposures arising from our own assets and liabilities, some of which are non-trading derivatives that do not qualify for hedge accounting treatment.

The following table shows, as of December 31, 2025, the gross notional or contractual amounts of derivatives held or issued for (i) trading and (ii) non-trading that qualify for hedge accounting.

	As of December 31, 2025
	Underlying Notional Amount(1)		Estimated Fair Value Assets		Estimated Fair Value Liabilities

	(In billions of Won)
Trading:
Foreign exchange derivatives:
Future and forward contracts	~~W~~	188,536	~~W~~	3,385	~~W~~	2,219
Swaps		68,522		1,703		2,626
Options		3,410		9		18

Sub-total		260,468		5,097		4,863

Interest rate derivatives:
Future contracts		3,962		2		1
Swaps and forward contracts		241,441		817		755
Options		926		—		29

Sub-total		246,329		819		785

Credit derivatives:
Swaps		5,922		499		14

Equity derivatives:
Swaps and forward contracts		2,811		43		49
Options		2,776		50		41
Future contracts		1,358		10		1

Sub-total		6,945		103		91

Commodity derivatives:
Swaps and forward contracts		1,698		11		111
Future contracts		249		8		9
Sub-total		1,947		19		120

Total	~~W~~	521,611	~~W~~	6,537	~~W~~	5,873

Non-trading (Hedge accounting):
Foreign exchange derivatives:
Swaps	~~W~~	9,059	~~W~~	521	~~W~~	345
Forward contracts		3,714		19		176

Sub-total		12,773		540		521

Equity derivatives:
Options		—		—		—
Interest rate derivatives:
Swaps and forward contracts		13,613		77		627

Total	~~W~~	26,386	~~W~~	617	~~W~~	1,148

Note:

(1)	Notional amounts in foreign currencies were converted into Won at prevailing exchange rates as announced by the Seoul Money Brokerage Services, Ltd. on December 31, 2025.

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

Deposits

Although the majority of our bank deposits are short-term, the majority of our depositors have historically rolled over their deposits at maturity, providing us with a stable source of funding.

The following table shows the average balances of our deposits and the average rates paid on our deposits for the periods indicated, and the outstanding balances of uninsured deposits as of the ends of the periods indicated.

	For the year ended December 31,
	2023			2024			2025
	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid	Average Balance(1)		Average Rate Paid
	(In billions of Won, except percentages)
Non-interest-bearing deposits:	~~W~~	4,557		~~W~~	4,250		~~W~~	4,572
Interest-bearing deposits:

Domestic
Demand deposits	~~W~~	54,072	1.08%	~~W~~	54,926	1.10%	~~W~~	56,828	1.02%
Savings deposits		96,305	0.83		97,744	0.82		104,039	0.68
Time deposits		184,472	3.90		200,499	3.70		212,439	3.07
Other deposits		8,896	3.92		7,961	3.91		7,822	2.88

Sub-total	~~W~~	343,745	2.60%	~~W~~	361,130	2.53%	~~W~~	381,128	2.11%

Foreign
Demand deposits	~~W~~	8,372	0.53%	~~W~~	8,295	0.68%	~~W~~	8,945	0.72%
Savings deposits		877	3.10		875	3.14		1,000	2.70
Time deposits		20,271	3.16		25,087	3.35		28,124	3.20
Other deposits		4,347	3.57		3,873	4.25		4,548	4.01

Sub-total	~~W~~	33,867	2.56%	~~W~~	38,130	2.86%	~~W~~	42,617	2.76%

Total interest-bearing deposits	~~W~~	377,612	2.59%	~~W~~	399,260	2.56%	~~W~~	423,745	2.17%

	As of December 31,
	2023			2024			2025
	(In billions of Won)
Uninsured deposits		~~W~~287,330			~~W~~324,782			~~W~~325,787

Note:

(1)	Average balances are based on (a) monthly balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.

For a breakdown of our deposit products, see “— Our Principal Activities — Deposit-taking Activities,” except that cover bills sold are recorded as short-term borrowings and securities sold under repurchase agreements are recorded as secured borrowings.

Uninsured Time Deposits

The following table shows the amount of time deposits that exceed the insurance limit as of December 31, 2025, and the amount of time deposits that are otherwise uninsured, divided by remaining maturity as of December 31, 2025.

	As of December 31, 2025

	(In billions of Won)
Portion of time deposits in excess of insurance limit:	~~W~~	118,025
Time deposits otherwise uninsured with a maturity of:
Maturing within three months	~~W~~	24,303
After three but within six months		11,831
After six but within 12 months		20,021
After 12 months		11,678

Total	~~W~~	67,833

Risk Management

Overview

As a financial services provider, we are exposed to various risks relating to our lending, credit card, insurance, securities investment, trading and leasing businesses, our deposit-taking and borrowing activities and our operating environment. The principal risks to which we are exposed include credit risk, market risk, interest rate risk, liquidity risk and operational risk. These risks are recognized, measured and reported in accordance with risk management guidelines established at our holding company level and implemented at the subsidiary level through a structured checks-and-balances system.

We believe that our risk management system has contributed to our ability to manage risks effectively and respond to adverse external conditions. For example, during the global financial crisis of 2008 and 2009, our risk management processes provided early warning indicators that enabled us to adjust our asset portfolio and reduce exposure to certain higher-risk assets, which we believe helped mitigate potential credit losses during that period, and we continue to review, upgrade and refine our risk management system in response to current and potential economic difficulties at global, regional and domestic levels.

Our group-wide risk management philosophy is to foster a culture of effective risk management and awareness at all levels of our organization and seek an appropriate balance between risk and return in our business activities in order to achieve sustainable growth. In particular, our group-wide risk management is guided by the following core principles:

•	carrying out all business activities within prescribed risk tolerance levels and prudently balancing profitability and risk management;

•	standardizing the risk management process and monitoring compliance at a group-wide level;

•	operating a prudent risk management decision-making system through active participation by the management;

•	creating and operating a risk management organization independent of business activities;

•	operating a performance management system that enhances timely identification of risks when making business decisions;

•	pursuing preemptive and practical risk management strategies; and

•	prudent preparation for known and unknown contingencies.

We take the following steps to implement the foregoing risk management principles:

•

risk capital management — Risk capital refers to capital necessary to compensate for losses in case of a potential risk being realized, and risk capital management refers to the process of asset management based on considerations of risk exposure and risk appetite for our total assets so that we can maintain an appropriate level of risk capital. As part of our risk capital management, we and our subsidiaries maintain various risk planning processes and reflect such risk planning in our business and financial planning. We also maintain a risk limit management system to ensure that risks in our business do not exceed prescribed limits.

•

risk monitoring — We regularly review risks that may impact our overall operations, including through a multidimensional risk monitoring system. Each of our subsidiaries is required to report to the holding company any factors that could have a material impact on group-wide risk management, and the holding company reports to our chief risk officer and other members of our senior management the results of risk monitoring weekly, monthly and on an ad hoc basis as needed. In addition, we perform preemptive risk management through a “risk dashboard system” under which we closely monitor any increase in asset size, risk levels and sensitivity to external factors with respect to the major asset portfolios of each of our subsidiaries, and to the extent such monitoring yields any warning signals, we promptly analyze the causes and, if necessary, formulate and implement actions in response thereto.

•

risk review — Prior to entering into any new business, offering any new products or changing any major policies, we review any relevant risk factors based on a prescribed risk management checklist and, in the case of changes for which assessment of risk factors is difficult, perform reasonable decision-making in order to avoid taking any actions that exceed our risk tolerance levels. The risk management departments of all our subsidiaries are required to review all new businesses, products and services prior to their launch and closely monitor the development of any related risks following their launch, and in the case of any action that involves more than one subsidiary, the relevant risk management departments are required to consult with the risk management team at the holding company level prior to making any independent risk reviews.

•

crisis management — We maintain a group-wide risk management system to detect the early warning signals of any crisis and, in the event of a crisis actually happening, to respond on a timely, efficient and flexible basis so as to ensure our survival as a going concern. Each of our subsidiaries maintains crisis planning for four levels of contingencies, namely, “warning,” “alert,” “imminent crisis” and “crisis,” determination of which is made based on quantitative and qualitative monitoring and consequence analysis, and upon the occurrence of any such contingency, is required to respond according to a prescribed contingency plan. At the holding company level, we maintain and install a crisis detection and response system which is applied consistently group-wide, and in the event of two or more subsidiaries experiencing contingencies, we directly take charge of the situation at the holding company level so that we can respond effectively on a concerted group-wide basis.

Organization

Our risk management system is organized along the following hierarchy (from top to bottom): at the holding company level, the Group Risk Management Committee, the Group Risk Management Council, the Group Chief Risk Officer and the Group Risk Management Team, and at the subsidiary level, the Risk Management Committee, the Chief Risk Officer and the Risk Management Team of the relevant subsidiary. The Group Risk Management Committee, which operates under the supervision of our holding company’s board of directors, establishes the basic group-wide risk management policies and strategies. Our Group Chief Risk Officer reports to the Group Risk Management Committee, and the Group Risk Management Council coordinates the risk management policies and strategies at the group level as well as at the subsidiary level. Each of our subsidiaries also has a separate Risk Management Committee, Risk Management Working Committee and Risk Management Team, whose tasks are to implement the group-wide risk management policies and strategies at the subsidiary level as well as to establish risk management policies and strategies specific to such subsidiary in line with the group-wide guidelines. We also have the Group Risk Management Team, which supports our Chief Risk Officer in his or her risk management and supervisory role.

In order to maintain the group-wide risk at an appropriate level, we use a hierarchical risk limit system under which the Group Risk Management Committee assigns reasonable risk limits for the entire group and each of our subsidiaries, and the Risk Management Committee and the Risk Management Working Committee of each of our subsidiaries manage the subsidiary-specific risks by establishing and managing risk limits in more detail by type of risk and type of product for each department and division within such subsidiary. More specifically:

At the holding company level:

•

Group Risk Management Committee — The Group Risk Management Committee consists of three outside directors of our holding company. The Group Risk Management Committee convenes at least quarterly and on an ad hoc basis as needed. Specifically, the Group Risk Management Committee is responsible for: (i) establishing overall risk management policies consistent with management strategies, (ii) setting reasonable risk limits for the entire group and each of our subsidiaries, (iii) approving appropriate investment limits or permissible loss limits, (iv) enacting and amending the

Group Risk Management Regulations and the Group Risk Council Regulations, and (v) deciding other risk management-related issues the board of directors or the Group Risk Management Committee deems appropriate. The results of the Group Risk Management Committee meetings are reported to the board of directors of our holding company. The Group Risk Management Committee makes decisions through affirmative votes by a majority of the committee members.

•

Group Risk Management Council — The Group Risk Management Council consists of the Group Chief Risk Officer and Chief Risk Officers of our major subsidiaries. The Group Risk Management Council provides a forum for risk management executives from each subsidiary to discuss group-wide risk management guidelines and strategies in order to maintain consistency across group-wide risk policies and strategies.

•

Group Chief Risk Officer — The Group Chief Risk Officer supports the Group Risk Management Committee by implementing risk policies and strategies as well as ensuring consistency in the risk management systems of our subsidiaries. The Group Chief Risk Officer also evaluates the Chief Risk Officers of our subsidiaries and monitors the risk management practices of each subsidiary.

•	Group Risk Management Team — The Group Risk Management Team provides support and assistance to the Group Chief Risk Officer in carrying out his/her responsibilities.

At the subsidiary level:

•

Risk Management Committee — Each subsidiary’s Risk Management Committee establishes its own risk management policies and strategies in more detail, in accordance with the group risk management policies and strategies. The relevant risk management department is responsible for implementing these policies and strategies.

•

Risk Management Team — The Risk Management Team of each subsidiary, operating independently from its business units, monitors, assesses, manages and controls the overall risk of the subsidiary’s operations and reports material risk-related issues to the Group Risk Management Team at the holding company level, which in turn reports to the Group Chief Risk Officer.

The following is a flowchart of our risk management system at the holding company level and the subsidiary level.

Credit Risk Management

Credit risk, which is the risk of loss from default by borrowers, other obligors or other counterparties to the transactions that we have entered into, represents a critical component of our overall risk profile. Our credit risk management encompasses all areas of credit that may result in potential economic loss, including both transactions that are recorded on our balance sheets and off-balance sheet transactions such as guarantees, loan commitments and derivatives transactions. A substantial majority of our credit risk relates to the operations of Shinhan Bank and Shinhan Card.

Credit Risk Management of Shinhan Bank

Shinhan Bank’s credit risk management is guided by the following principles:

•	achieve a profit level corresponding to the level of risks involved;

•	improve asset quality and achieve an optimal mix of asset portfolios;

•	avoid excessive loan concentration in a particular borrower or sector; and

•	closely monitor the borrower’s ability to repay its debt.

Major policies for Shinhan Bank’s credit risk management, including Shinhan Bank’s overall credit risk management plan and credit policy guidelines, are determined by the Risk Policy Committee of Shinhan Bank, the executive decision-making body for managing credit risk. The Risk Policy Committee is headed by the Chief Risk Officer, and includes the Chief Credit Officer and the heads of each business unit. In order to separate the loan approval functions from credit policy decision-making, Shinhan Bank maintains a Credit Review Committee that performs credit review evaluations with a focus on improving its asset quality and loan profitability and operates separately from the Risk Policy Committee. Both the Risk Policy Committee and the Credit Review Committee make decisions by a vote of two-thirds or more of the attending members of the respective committees, which must constitute at least two-thirds of the respective committee members to satisfy the respective quorum.

Shinhan Bank complies with credit risk management procedures pursuant to internal guidelines and regulations and periodically monitors and improves these guidelines and regulations. Its credit risk management procedures include:

•	credit evaluation and approval;

•	credit review and monitoring; and

•	credit risk assessment and control.

Credit Evaluation and Approval

All loan applicants and guarantors are subject to credit evaluation before the approval of any loans. Credit evaluation of loan applicants is carried out by senior officers of Shinhan Bank specifically charged with granting loan approvals. Loan evaluation is carried out by a group rather than by an individual reviewer through an objective and deliberative process. Credit ratings of loan applicants and guarantors influence loan interest rates, the level of internal approval required, credit exposure limits, calculation of potential losses and estimated cost of capital, and therefore are determined objectively and independently by the relevant business unit. Shinhan Bank uses a credit scoring system for retail loans and a credit-risk rating system for corporate loans.

Each of Shinhan Bank’s borrowers is assigned a credit rating, which is based on a comprehensive internal credit evaluation system that considers a variety of criteria. For retail borrowers, the credit rating takes into account the borrower’s biographic details, past dealings with Shinhan Bank and external credit rating information, among others. For corporate borrowers, the credit rating takes into account financial indicators as well as non-financial indicators such as industry risk, operational risk and management risk, among others. The credit rating, once assigned, serves as the primary instrument for Shinhan Bank’s credit risk management, and is applied to a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing and computation of allowance for credit losses on loans. Shinhan Bank has separate credit evaluation systems for retail customers, SOHO customers and corporate customers, which are further segmented and refined to meet Basel II requirements, which requirements have not changed under Basel III.

Retail Loans

Loan applications for retail loans are reviewed in accordance with Shinhan Bank’s credit scoring system and the objective statistical models for secured and unsecured loans maintained and operated by Shinhan Bank’s Retail Banking Division. Shinhan Bank’s credit scoring system is an automated credit approval system used to evaluate loan applications and determine the appropriate pricing for the loan, and takes into account factors such as a borrower’s personal information, transaction history with Shinhan Bank and other financial institutions and other relevant credit information. The applicant is assigned a score, which is used to determine (i) whether to approve the applicant’s loan, (ii) the amount of loan to be granted, and (iii) the interest rates thereon. The applicant’s score also determines whether the applicant is “approved for credit,” “conditionally approved,” “subject to further assessment,” or “denied.” If the applicant becomes “subject to further assessment,” the appropriate discretionary body, either at the branch level or at the headquarters level, conducts a reassessment based on qualitative as well as quantitative factors, such as credit history, occupation and past relationship with Shinhan Bank.

For mortgage and home equity loans and loans secured by real estate, Shinhan Bank evaluates the value of the real estate offered as collateral using a proprietary database, which contains information about real estate values throughout Korea. In addition, Shinhan Bank uses up-to-date information provided by third parties regarding the real estate market and property values in Korea. While Shinhan Bank uses internal staff from the processing centers to appraise the value of the real estate collateral, Shinhan Bank also hires certified appraisers to review and co-sign the appraisal value of real estate collateral that has an appraisal value exceeding ~~W~~3 billion, as initially determined by the processing centers. Shinhan Bank also reevaluates internally, on a summary basis, the appraisal value of collateral at least annually.

For loans secured by securities, deposits or assets other than real estate, Shinhan Bank requires borrowers to satisfy specified collateral ratios in respect of secured obligations.

Corporate Loans

Shinhan Bank rates all of its corporate borrowers using internally developed credit evaluation systems, which consider a variety of criteria, including quantitative, qualitative, financial and non-financial factors. Quantitative considerations include the borrower’s financial and other data, while qualitative considerations are based on the judgment of Shinhan Bank’s credit officers as to the borrower’s ability to repay its loans. Financial considerations include financial variables and ratios based on the borrower’s financial statements, such as return on assets and cash flow to total debt ratios, and non-financial considerations include, among other things, the industry to which the borrower’s businesses belong, the borrower’s competitive position in the industry, its operating and funding capabilities, the quality of its management and controlling stockholders (based in part on interviews with its officers and employees), technological capabilities and labor relations.

In addition, in order to enhance the accuracy of its internal credit reviews, Shinhan Bank also considers reports prepared by external credit rating services, such as Nice Information Service and Korea Rating & Data (KoDATA), and monitors and improves the effectiveness of the credit risk-rating systems using a database that it updates continually with actual default records.

Based on the scores calculated under the credit rating system, which takes into account the evaluation criteria described above and the probability of default, Shinhan Bank assigns the borrower one of 23 grades (from the highest of AAA to the lowest of D3). Grades AA through B are further broken down into “+”, “0” or “-.” Grades AAA through B- are classified as “normal,” grade CCC is classified as “precautionary,” and grades CC through D3 are classified as “non-performing.” The credit risk-rating model also takes into account the size of the corporate borrower and the type of credit facilities.

Loan Approval Process

Loans are generally approved after evaluations and approvals by the relationship manager at the branch level as well as the committee of the applicable business unit at Shinhan Bank. The approval limit for retail loans is determined based on Shinhan Bank’s automated credit scoring system. In the case of large corporate loans, approval limits are also reviewed and approved by a Credit Officer at the headquarters level. Depending on the size and importance of the loan, the approval process is further reviewed by the Credit Officer Committee, the Master Credit Officer Committee, or the Loan Management Committee. If the loan is considered significant or the amount exceeds the discretion limit of the Master Credit Officer Committee and the Loan Management Committee, further evaluation is made by the Credit Review Committee, which is Shinhan Bank’s highest decision-making body in relation to credit approval. The Credit Review Committee’s evaluation and approval of loan limits vary depending on the borrower’s credit ratings as determined by Shinhan Bank’s internal credit rating system and the borrower’s size of business. The Credit Review Committee holds at least two meetings a week to approve applications for large-sized loans whose principal amounts exceed certain prescribed levels.

The diagram below summarizes credit approval process as part of our banking operations. The Master Credit Officer and the Head of Business Division do not make individual decisions on loan approval, but are part of the decision-making process at the group level.

The reviewer at each level of the review process may in its discretion approve loans up to a maximum amount per loan assigned to such level. The discretionary loan approval limit for each level of the loan approval process takes into account the total amount of loans to be extended to the borrower, the credit level of the borrower based on credit review, the existence and value of collateral, the size of the borrower’s business and the level of credit risk established by the credit rating system.

The discretionary loan amount approval limit ranges from ~~W~~50 million for secured retail loans with a credit rating of B-, which are subject to approvals by the retail branch manager, to ~~W~~120 billion for secured loans with a credit rating of AAA, which are subject to approvals by the Master Credit Officer Committee. Any loans exceeding the maximum discretionary loan amount approval limit must be approved by the Credit Review Committee or the Loan Management Committee.

For example, loans that exceed the maximum discretionary approval limit set by the Master Credit Officer Committee are evaluated and approved by the Loan Management Committee, which is composed of department heads specializing in loans at Shinhan Bank and has the authority to approve loans of up to ~~W~~50 billion for large corporations and up to ~~W~~30 billion for other enterprises. Any loans exceeding this approval limit must be approved by the Credit Review Committee. For SOHO borrowers with a credit rating of B-, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~40 billion and secured loans in excess of ~~W~~45 billion, whereas for large corporate borrowers with a credit rating of AAA, the Credit Review Committee evaluates and approves unsecured loans in excess of ~~W~~110 billion and secured loans in excess of ~~W~~170 billion.

Credit Review and Monitoring

Shinhan Bank periodically reviews and monitors credit risks primarily with respect to borrowers. In particular, Shinhan Bank’s automated early warning system conducts daily examinations of borrowers using financial and non-financial factors, and the branch manager and the credit officer must conduct periodic loan monitoring and report to an independent Credit Review Department which analyzes the results in detail and adjusts monitoring grades and credit ratings accordingly. Based on these reviews, Shinhan Bank adjusts a borrower’s credit rating, credit limit and credit policies. In addition, the group credit ratings of the main debtor groups, if applicable, may be adjusted following a periodic review of the main debtor groups, as identified by the Governor of the Financial Supervisory Service based on their outstanding credit exposures. Shinhan Bank also periodically reviews other factors, such as industry-specific conditions for the borrower’s business and its domestic and overseas asset base and operations, in order to ensure that the assigned ratings are appropriate. The Credit Review Department provides credit review reports, independent of underwriting, to the Chief Risk Officer on a monthly basis.

The early warning system performs automatic daily checks for borrowers to whom Shinhan Bank has credit exposure (which represents the total outstanding amount due from a borrower, net of collateral for deposit, installment savings, guarantees and import guarantee money). When the early warning systems detect warning signals, such signals and other findings from the loan monitoring are reviewed by the Credit Review Department. In addition, Shinhan Bank carries out credit review in a timely manner on each borrower in accordance with changes in credit risk factors based on changes in the economic environment. The results of such credit review are periodically reported to the Chief Risk Officer of Shinhan Bank.

Depending on the nature of the signals detected by the early warning system, a borrower may be classified as “worsening credit” and become subject to evaluation for a possible downgrade in credit rating, or may be initially classified as “showing early warning signs” or become reinstated to the “normal borrower” status. For borrowers classified as “showing early warning signs,” the relevant branch manager gathers information and conducts a review of the borrower to determine whether the borrower should be classified as “worsening credit” or whether to impose management improvement warnings or implement joint creditors’ management. If the borrower becomes non-performing, Shinhan Bank’s collection department manages such borrower’s account in order to maximize recovery rate, and conducts auctions, court proceedings, sale of assets or corporate restructuring as deemed appropriate.

Pursuant to the foregoing credit review and monitoring procedures and in order to promptly prevent deterioration of loan quality, Shinhan Bank classifies potentially problematic borrowers into (i) borrowers that show early warning signals, (ii) borrowers that require precaution, (iii) borrowers that require observation and (iv) normal borrowers, and treats them accordingly.

In order to minimize the likelihood of delinquency among its corporate customers, Shinhan Bank primarily takes the following measures: (i) systematic monitoring of borrowers with outstanding loans and (ii) heightened monitoring of borrowers with bad credit history and/or borrowers that belong to troubled industries, as further described below.

Systematic monitoring of borrowers with outstanding loans. Shinhan Bank currently applies a heightened monitoring system to corporate borrowers with outstanding loans (other than guaranteed loans and loans secured by specified types of collateral such as deposits with us or letters of credit). Under this monitoring system, each borrower is assigned to one of the following ratings:

•	“Normal Company” — a borrower who is determined to have a low probability of insolvency with a credit rating above CCC;

•

“Observation Company” — a borrower that carries some risk of affecting the corporate insolvency in the future and is subject to constant observation to detect any change in such risk, with a credit rating above CCC;

•

“Precaution Company” — a borrower with a possibility of insolvency due to an increased risk of default, thus requiring a close inspection of the credit quality of such borrower and precaution in extending any further loans;

•	“Early Warning Company” — a borrower with a high possibility of insolvency; or

•	“Problematic Reorganized Company” — a borrower currently undergoing rehabilitation procedures, such as management improvement plans, workout or corporate recovery, or that shows no signs of recovery.

Shinhan Bank conducts systematic monitoring of the foregoing borrowers at intervals depending on the borrower’s monitoring grade determined by the early warning system (for example, every three or six months for an “Observation Company”, every three months for borrowers with a monitoring grade below “Precaution Company” or borrowers with a credit rating below CCC, and no regular monitoring for a “Normal Company”). In addition, the Credit Review Officer may request more frequent monitoring if the borrower is showing signs of deteriorating credit quality. For borrowers with outstanding loan amounts of ~~W~~2 billion or more, Shinhan Bank also monitors the revenues and earnings of such borrower on a quarterly basis within five to seven weeks following the end of each quarter depending on the borrower’s credit profile.

Heightened monitoring of borrowers with bad credit history and/or borrowers that belong to troubled industries. In addition to the systematic monitoring discussed above, Shinhan Bank also carries out additional monitoring for borrowers that, among others, (i) are rated as “requiring observation,” “requiring precaution” or “with early warning signs” as noted above, (ii) have a history of delinquency or restructuring or (iii) have borrowings that are classified as substandard or below. Based on the heightened monitoring of these borrowers, Shinhan Bank adjusts contingency planning as to how the overall asset quality of a specific industry should be managed for each phase of the business cycle, how Shinhan Bank should limit or reduce its credit exposure to such borrowers, and how our group-wide delinquency and non-performing ratios may be affected, among other things.

Credit Risk Assessment and Control

In order to assess credit risk in a systematic manner, Shinhan Bank has developed and upgraded systems designed to quantify credit risk based on selection and monitoring of various statistics, including delinquency rates, non-performing loan ratios, expected loan losses and weighted average risk rating.

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

Shinhan Bank measures credit risk using internally accumulated data. Shinhan Bank measures expected and unexpected losses with respect to total assets monthly, which Shinhan Bank refers to when setting risk limits for, and allocating capital to, its business groups. Expected loss is calculated based on PD, LGD and EAD, and the past bankruptcy rate and recovery rate, and Shinhan Bank provides allowance for credit losses accordingly. Shinhan Bank makes provisioning at a level which is the higher of the Financial Supervisory Service requirement or Shinhan Bank’s internal calculation. Unexpected loss is predicted based on VaR, which is used to determine compliance with the aggregate credit risk limit for Shinhan Bank as well as the credit risk limit for the relevant department within Shinhan Bank. Shinhan Bank uses the Advanced Internal Ratings-Based (“AIRB”) method as proposed by the Basel Committee to compute VaR at the account-specific level as well as to measure risk adjusted performance.

Credit Risk Management of Shinhan Card

Major policies for Shinhan Card’s credit risk management are determined by Shinhan Card’s Risk Management Council, and Shinhan Card’s Risk Management Committee is responsible for approving them. Shinhan Card’s Risk Management Council is headed by the Chief Risk Officer, and also comprises the heads of each business unit, supporting unit and relevant department at Shinhan Card. Shinhan Card’s Risk Management Council convenes at least once every month and may also convene on an ad hoc basis as needed. Shinhan Card’s Risk Management Committee consists of at least two directors, with the majority of the committee members being outside directors. Shinhan Card’s Risk Management Committee convenes at least once every quarter and may also convene on an ad hoc basis as needed.

The risk of loss from default by the cardholders or credit card loan borrowers is Shinhan Card’s most significant credit risk. Shinhan Card manages its credit risk based on the following principles:

•	profit at a level corresponding to the level of risks involved;

•	improve asset quality and achieve an optimal mix of asset portfolios; and

•	closely monitor borrower’s ability to repay the debt.

Credit Card Approval Process

Shinhan Card uses an automated credit scoring system to approve credit card applications or credit card authorizations. The credit scoring system is divided into two sub-systems: the behavior scoring system and the application scoring system. The behavior scoring system is based largely on the credit history of the cardholder or borrower, while the application scoring system is based largely on the personal credit information of the applicant. For credit card applicants with whom we have an existing relationship, Shinhan Card’s credit scoring system considers internally gathered information such as the ability to repay, total assets, the length of the existing relationship and the applicant’s contribution to Shinhan Card’s profitability. The credit scoring system also automatically conducts credit checks on all credit card applicants. Shinhan Card gathers information about the applicant’s transaction history with financial institutions, including banks and credit card companies, from a number of third party credit reporting agencies including, among others, National Information & Credit Evaluation Inc. and Korea Credit Bureau. These credit checks reveal a list of delinquent customers across all credit card issuers in Korea.

If a credit score assigned to an applicant is above the minimum threshold, the application is approved unless overridden based on other considerations such as delinquencies at other credit card companies. For a credit card application by a long-standing customer with a good credit history, Shinhan Card may, on a discretionary basis, approve the application notwithstanding the assigned credit score unless overridden by other considerations. All of these factors also serve as the basis for setting a credit limit for approved applications.

The following describes the process by which Shinhan Card sets credit limits for credit cards, cash advances and card loans:

•

Credit purchase and cash advance limits — These limits are set based on the applicant’s request and Shinhan Card’s credit screening criteria. Unless a cardholder requests a reduction in the credit purchase and/or cash advance limit, Shinhan Card is required to provide prior notice to the cardholder of any reduction in such cardholder’s limit. However, if the account holder defaults or the cardholder’s credit limit is reduced pursuant to the terms of the credit card agreement, Shinhan Card may lower the credit limit before notifying the account holder.

•

Card loan limit — This limit is set on a monthly basis by Shinhan Card based on the cardholder’s credit rating and transaction history. The card loan limit can be adjusted monthly based on the cardholder’s credit standing without prior notification to the cardholder.

Monitoring

Shinhan Card continually monitors all cardholders and their accounts using a behavior scoring system. The behavior scoring system predicts a cardholder’s payment pattern by evaluating the cardholder’s credit history, card usage and amounts, payment status and other relevant data. The behavior score is recalculated each month and is used to manage the accounts and approval of additional loans and other products for the cardholder. Shinhan Card also uses the scoring system to monitor its overall risk exposure and to modify its credit risk management strategy.

Loan Application Review and Ongoing Credit Review

When reviewing new applications and conducting an ongoing credit review for retail loans, installment purchase loans and personal leases, Shinhan Card uses criteria substantially similar to those used in the credit underwriting system and the credit review system for cardholders. For retail loans, installment purchase loans and personal leases extended to existing cardholders, Shinhan Card reviews their card usage history in addition to other factors such as their income, occupation and assets.

Fraud Loss Prevention

Shinhan Card seeks to minimize losses from the fraudulent use of credit cards issued by it. Shinhan Card focuses on preventing fraudulent uses and, following the occurrence of a fraudulent use, makes investigations in order to make the responsible party bear the losses. Misuses of lost credit cards account for a substantial majority of Shinhan Card’s fraud-related losses. Through its fraud loss prevention system, Shinhan Card seeks to detect, on a real-time basis, transactions that are unusual or inconsistent with prior usage history and contacts are initiated with the relevant cardholders to confirm their purchases. A team at Shinhan Card dedicated to investigating fraud losses also examines whether the cardholder was at fault by, for example, not reporting a lost card or failing to endorse the card, or whether the relevant merchant was negligent in checking the identity of the user. Fault may also lie with delivery companies that fail to deliver credit cards to the relevant applicant. In such instances, Shinhan Card attempts to recover fraud losses from the responsible party. To prevent the misuse of a card as well as to manage credit risk, Shinhan Card’s information technology system automatically suspends the use of a card (i) when, as a result of ongoing monitoring, fraudulent use or loss of the card is suspected based on the cardholder’s credit score, or (ii) at the request of the cardholder.

Approximately 94% of Shinhan Card’s cardholders consent to Shinhan Card’s access to their travel records to detect any misuse of credit cards while traveling abroad. Shinhan Card also offers cardholders additional fraud protection through a fee-based texting service, which allows customers to quickly and easily identify any fraudulent use of their credit cards.

Credit Risk Management of Shinhan Securities

In accordance with the guidelines of the Financial Supervisory Service, Shinhan Securities assesses its credit risks (including through VaR analyses) and allocates the maximum limit for the credit amount at risk by department. Shinhan Securities also assesses counterparty risks in all credit-related transactions, such as loans, acquisition financings and derivative transactions, and takes corresponding risk management measures in response. In assessing the credit risk of a corporate counterparty, Shinhan Securities considers such counterparty’s corporate credit rating obtained from the Shinhan Group Corporate Credit Rating System. Through its risk management system, Shinhan Securities also closely monitors credit risk exposures by counterparty, industry, conglomerates, credit ratings and country. Shinhan Securities conducts credit risk stress tests on a daily basis based on probability of default and also conducts more advanced stress tests from time to time, the results of which are then reported to its management as well as the Group Chief Risk Officer to support group-wide credit risk management.

Credit Risk Management of Shinhan Life Insurance

Shinhan Life Insurance also assesses credit risks for all of its credit-related transactions, including the provision of loans and acquisitions of financial instruments. Shinhan Life Insurance conducts additional risk reviews for new types of investments and financial instruments, such as those denominated in currencies in which it has not previously transacted. In assessing the credit risk of corporate customers, Shinhan Life Insurance considers factors such as the corporation’s credit rating obtained from the Shinhan Group Corporate Credit Rating System. Through its risk management system, Shinhan Life Insurance conducts credit risk monitoring based on the credit history of debtors. To closely monitor its credit risk, Shinhan Life Insurance’s loan review department performs periodic reviews of its loan assets and conducts on-site inspections where deemed necessary. Furthermore, in the retail business, Shinhan Life Insurance operates its own credit-scoring system to assess credit risk and update customers’ behavior scores.

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

Shinhan Bank’s Risk Management Committee establishes overall market risk management principles for both the trading and non-trading activities of Shinhan Bank. Based on these principles, the Risk Policy Committee acts as the executive decision-making body in relation to Shinhan Bank’s market risks in terms of setting its risk management policies and risk limits in relation to market risks and assets and controlling market risks arising from trading and non-trading activities of Shinhan Bank. The Risk Policy Committee consists of deputy presidents in charge of Shinhan Bank’s seven business groups, including Shinhan Bank’s Chief Risk Officer and the Chief Financial Officer. At least on a monthly basis, the Risk Policy Committee reviews and approves reports relating to, among others, the position and market risk capital requirement with respect to Shinhan Bank’s trading activities and the position and market value analysis and net interest income simulation with respect to its non-trading activities. In addition, Shinhan Bank’s Risk Engineering Department comprehensively manages market risks on an independent basis from Shinhan Bank’s operating departments, and functions as the middle office of Shinhan Bank. Shinhan Bank measures market risk with respect to all assets and liabilities in its bank accounts and trust accounts in accordance with the regulations promulgated by the Financial Services Commission.

Shinhan Securities manages its market risk based on its overall risk limit established by its risk management committee as well as the risk limits and detailed risk management guidelines for each product and department established by its Risk Management Working Committee, which is the executive decision-making body for managing market risks related to Shinhan Securities that determines, among others, Shinhan Securities’ overall market risk management policies and strategies, and assesses and approves its trading activities and limits. In addition, Shinhan Securities’ Risk Management Department manages various market risk limits and monitors operating conditions on an independent basis from Shinhan Securities’ operating departments. Shinhan Securities assesses the adequacy of these limits at least annually. In addition, Shinhan Securities assesses the market risks of its trading assets. The assessment procedure is based on the standard procedures set by the Financial Supervisory Service as well as an internally developed model. Shinhan Securities assesses the risk amount and VaR, and manages the risk by setting a risk limit per sector as well as a VaR limit.

Shinhan Life Insurance manages its market risk based on its overall risk limit established by its risk management committee. Shinhan Life Insurance manages market risk with regard to assets that are subject to trading activities and foreign exchange positions. Shinhan Life Insurance assesses the market risk amount and the 10-day VaR, a procedure based on the delta-normal method, and manages market risk by setting a 10-day VaR limit. Shinhan Life Insurance assesses the adequacy of these limits at least annually.

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

Market Risk Exposure from Trading Activities

Shinhan Bank’s trading activities principally consist of:

•

trading activities to realize short-term profits from trading in the equity and debt securities markets and the foreign currency exchange markets based on Shinhan Bank’s short-term forecast of changes in market situation and customer demand, for its own account as well as for the trust accounts of Shinhan Bank’s customers; and

•

trading activities to realize profits from arbitrage transactions involving derivatives such as swaps, forwards, futures and options, and, to a lesser extent, to sell derivative products to Shinhan Bank’s customers and to cover market risk associated with those trading activities.

Shinhan Securities’ trading activities principally consist of trading for customers and for proprietary accounts in equity and debt securities and derivatives based on stock prices, stock indexes, interest rates, foreign currency exchange rates and commodity prices.

As a result of these trading activities, Shinhan Bank is exposed principally to interest rate risk, foreign currency exchange rate risk and equity risk, and Shinhan Securities is exposed principally to equity risk and interest rate risk.

Interest Rate Risk

Shinhan Bank’s exposure to interest rate risk arises primarily from Won-denominated debt securities, directly held or indirectly held through beneficiary certificates, and, to a lesser extent, interest rate derivatives. Shinhan Bank’s exposure to interest rate risk arising from foreign currency-denominated trading debt securities is minimal since its net position in those securities is not significant. As Shinhan Bank’s trading accounts are marked-to-market daily, it manages the interest rate risk related to its trading accounts using the standardised approach capital requirement.

Shinhan Securities’ interest rate risk arises primarily from management of its interest rate-sensitive asset portfolio, which mainly consists of debt securities, interest rate swaps and government bond futures, and the level of such risk exposure depends largely on the variance between the interest rate movement assumptions built into the asset portfolio and the actual interest rate movements and the spread between a derivative product and its underlying assets. Shinhan Securities quantifies and manages the interest rate-related exposure by conducting VaR and stress tests on a marked-to-market basis every day.

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

Shinhan Bank’s net foreign currency open position represents the difference between its foreign currency assets and liabilities as offset against forward foreign currency positions, and is Shinhan Bank’s principal exposure to foreign currency exchange rate risk. The Risk Policy Committee oversees Shinhan Bank’s foreign currency exposure for both trading and non-trading activities by establishing limits for the net foreign currency open position, loss limits and market risk limits. Shinhan Bank centrally monitors and manages its foreign exchange positions through its Sales & Trading Center (“S&T Center”). Dealers in the S&T Center manage Shinhan Bank’s consolidated position within preset limits through spot trading, forward contracts, currency options, futures and swaps and foreign currency swaps.

Shinhan Securities faces foreign currency exchange rate risk in relation to the following product offerings: currency forwards, currency swaps and currency futures. Shinhan Securities centrally monitors and manages transactions involving such products through its Fixed Income, Currency & Commodities Departments. Shinhan Securities’ Risk Management Working Committee, which is delegated with the authority to approve foreign currency-related transactions and limits on the related open positions, manages the related foreign exchange risk by setting nominal limits on the amounts of foreign exchange-related products and monitoring compliance with such limits on a daily basis. As of December 31, 2025, Shinhan Securities’ net open position related to foreign currency-related products was US$533 million, and its open positions related to the sale of Won-U.S. Dollar forwards and Won-U.S. Dollar futures were US$723 million and US$187 million, respectively.

Shinhan Capital manages its foreign exchange risk resulting from the difference in its foreign currency assets and liabilities through derivative transactions such as forwards or swaps and maintains its net exposure at US$6.1 million as of December 31, 2025.

The net open foreign currency positions held by our other subsidiaries are insignificant.

The following table shows Shinhan Bank’s net foreign currency open positions as of December 31, 2023, 2024 and 2025. Positive amounts represent long exposures and negative amounts represent short exposures.

	As of December 31,
Currency	2023	2024	2025

	(In millions of US$)
U.S. Dollars	$663.7	$(21.4)	$256.8
Japanese Yen	494.7	73.2	181.8
Euro	7.8	55.4	50.6
Others	2,344.2	2,637.2	2,414.3

Total	$3,510.3	$2,744.4	$2,903.5

Equity Risk

Shinhan Bank’s equity risk related to trading activities mainly involves trading equity portfolios of Korean companies and Korea Stock Price Index futures and options. The trading equity portfolio consists of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and nearest-month or second nearest-month futures contracts under strict limits on diversification as well as limits on positions. Shinhan Bank strictly scrutinizes these activities in light of the volatility in the Korean stock market and closely monitors the loss limits and the observance thereof. As of December 31, 2023, 2024 and 2025, Shinhan Bank held ~~W~~109.1 billion, ~~W~~105.5 billion and ~~W~~114.5 billion, respectively, of equity securities in its trading accounts (including trust accounts).

Shinhan Securities’ equity risk related to trading activities also mainly involves the trading of equity portfolio of Korean companies and Korea Stock Price Index futures and options. As of December 31, 2023, 2024 and 2025, the total amount of equity securities at risk held by Shinhan Securities was ~~W~~33.9 billion, ~~W~~28.4 billion and ~~W~~28.9 billion, respectively.

Equity positions held by our other subsidiaries are insignificant.

Management of Market Risk from Trading Activities

The following tables present an overview of market risk for Shinhan Bank and Shinhan Securities as of and for the year ended December 31, 2025. Market risk from trading activities of Shinhan Bank is measured by the standardized approach capital requirement, while market risk for Shinhan Securities is measured using the risk valuation criteria (VaR). For market risk management purposes, Shinhan Bank includes in the computation of total regulatory capital requirement its trading portfolio in bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return in accordance with regulations of the Financial Services Commission.

	Trading Portfolio Risk for the Year 2025(1)
	Average		Minimum		Maximum		As of December 31, 2025

	(in billions of Won)
Shinhan Bank:
Sensitivities-based method risk
General interest rate risk	~~W~~	131.27	~~W~~	103.56	~~W~~	152.58	~~W~~	126.38
Credit spread risk: non-securitisations		133.78		112.96		159.20		148.18
Credit spread risk: securitisations (non-correlation trading portfolio)		30.09		23.16		37.69		25.29
Credit spread risk: securitisations (correlation trading portfolio)		0.00		0.00		0.00		0.00
Equity		32.58		25.04		37.45		25.68
Foreign exchange		482.55		378.84		533.07		454.81
Commodity		0.39		0.15		1.01		0.29

Total		810.66		643.70		921.00		780.63

Default risk
Non-securitisation		105.27		92.12		122.14		111.85
Securitisation (non-correlation trading portfolio)		58.99		55.38		63.68		58.28
Securitisation (correlation trading portfolio)		0.00		0.00		0.00		0.00
Total		164.26		147.50		185.82		170.13
The residual risk		3.78		3.28		4.32		4.58

Total(1)	~~W~~	978.70	~~W~~	794.48	~~W~~	1,111.14	~~W~~	955.34

Notes:

(1)	Includes trading portfolios in Shinhan Bank’s bank accounts and assets in trust accounts, in each case, for which it guarantees principal or fixed return.

	Trading Portfolio VaR for the Year 2025
	Average		Minimum		Maximum		As of December 31, 2025
	(In billions of Won)
Shinhan Securities:(1)
Interest rate	~~W~~	28.28	~~W~~	6.36	~~W~~	54.91	~~W~~	14.06
Equity		17.28		4.77		66.06		33.18
Foreign exchange(2)		16.00		7.79		26.83		23.85
Option volatility(3)		17.20		6.63		45.21		9.38
Less: portfolio diversification(4)		(39.27)		(4.57)		(118.22)		(36.97)

Total VaR	~~W~~	39.48	~~W~~	20.98	~~W~~	74.78	~~W~~	43.50

Notes:

(1)	Shinhan Securities’ 10-day VaR is based on a 99.9% confidence level.
(2)	Includes both trading and non-trading accounts as Shinhan Securities manages foreign exchange risk on a total position basis.
(3)	Volatility implied from the option price using the Black-Scholes or a similar model.
(4)

Calculation of portfolio diversification effects is conducted on different days’ scenarios for different risk components. Total VaRs are less than the simple sum of the risk component VaRs due to offsets resulting from portfolio diversification.

Shinhan Bank generally manages its market risk from the trading activities of its portfolios on an aggregated basis. To control its trading portfolio market risk, Shinhan Bank uses position limits, market risk capital requirement limits, stop loss limits, Greek limits and stressed loss limits. In addition, it establishes separate limits for investment securities. Shinhan Bank maintains risk control and management guidelines for derivative trading based on the regulations and guidelines promulgated by the Financial Services Commission, and measures market risk from trading activities to monitor and control the risk of its operating divisions and teams that perform trading activities. Shinhan Bank manages capital requirement measurements and limits on a daily basis based on automatic interfacing of its trading positions into its market risk measurement system. In addition, Shinhan Bank presets limits on loss, sensitivity, investment and stress for its trading departments and desks, and monitors such limits and observance thereof on a daily basis.

The Basel III Standardised Approach Capital Requirement. Since 2023, Shinhan Bank replaced the use of VaR with the standardised approach for calculating market risk pursuant to the Basel III capital requirements. The standardised approach capital requirement is the simple sum of three components: the capital requirement under the sensitivities-based method, the default risk capital (“DRC”) requirement and the residual risk add-on (“RRAO”). The capital requirement under the sensitivities-based method must be calculated by aggregating three risk measures – delta, vega and curvature. Delta is a risk measure based on sensitivities of an instrument to regulatory delta risk factors. Vega is a risk measure based on sensitivities to regulatory vega risk factors. Curvature is a risk measure which captures the incremental risk not captured by the delta risk measure for price changes in an option. Curvature risk is based on two stress scenarios involving an upward shock and a downward shock for each regulatory risk factor. The DRC requirement captures the jump-to-default risk for instruments subject to credit risk. However, since not all market risks can be captured in the standardised approach, an RRAO, the sum of gross notional amounts of the instruments bearing residual risks, multiplied by a risk weight, is calculated in addition to other capital requirements within the standardised approach to ensure sufficient coverage of market risks.

VaR Analysis. Shinhan Securities currently uses a 10-day 99.9% confidence level-based historical VaR for purposes of calculating its “economic” capital used for internal management purposes, although such model is not subject to regulatory review or reporting requirements. A 10-day VaR is the statistically estimated maximum amount of loss that is not expected to be exceeded over a 10-day period under normal market conditions. If VaR is measured using a 99.9% confidence level, actual losses are expected to exceed the VaR estimate, on average, once out of every 1,000 business days. Shinhan Securities applies this VaR as a risk limit for the entire company as well as individual departments and products, and the adequacy of such VaR is reviewed by way of daily back-testing. When computing VaR, Shinhan Securities does not assume any particular probability distribution and calculates it through a simulation of the “full valuation” method based on changes of market variables such as stock prices, interest rates and foreign exchange rates in the past one year. For Shinhan Securities, the number of times its losses (either actual or virtual) exceeded the one-day 99.9% confidence level-based VaR amount was zero in each of 2023, 2024 and 2025.

VaR is a commonly used market risk management technique. However, VaR models have the following shortcomings:

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

Currently, Shinhan Securities conducts back-testing of VaR results against actual outcomes on a daily basis. Shinhan Life Insurance also measures market risks based on a VaR analysis.

Stress test. In addition to the Basel III standardised approach, Shinhan Bank also performs stress tests to measure market risk. As the standardised approach assumes normal market situations, Shinhan Bank assesses its market risk exposure to unlikely abnormal market fluctuations through the stress test. Stress tests are valuable supplements to the standardised approach since capital requirements do not cover potential loss if the market moves in a manner outside of normal expectations. Stress tests project the anticipated change in value of holding positions under certain scenarios assuming that no action is taken during a stress event to change the risk profile of a portfolio.

Shinhan Bank applies 16 scenarios for stress testing that take into account four key market risk components: foreign currency exchange rates, stock prices, Won-denominated and U.S. Dollar-denominated interest rate curves and the volatility of each component. For the worst case scenario, Shinhan Bank assumes instantaneous and simultaneous movements in four market risk components, including a 20% appreciation of the Won, a 30% decline in the KRX KOSPI, a 75-basis-point increase or decrease in Won-denominated and U.S. Dollar-denominated interest rate and a 35% volatility shock for each component. Under this worst-case scenario, the market value of Shinhan Bank’s trading portfolio would have declined by ~~W~~1,165 billion as of December 31, 2025. Shinhan Bank performs stress tests on a daily basis and reports the results to its Risk Policy Committee on a monthly basis and its Risk Management Committee on a quarterly basis.

Shinhan Securities applies nine scenarios for stress testing that take into account four key market risk components: stock prices (both in terms of stock market indices and ß-based individual stock prices), interest rates for Won-denominated loans, foreign currency exchange rates and historical volatility. As of December 31, 2025, under the worst case scenario assuming a 1% point increase in interest rates applied to the interest rate-sensitive (non-equity) portion of the trading portfolio, the market value of Shinhan Securities’ trading portfolio would have fluctuated by ~~W~~79 billion over a one-day period.

Shinhan Bank sets limits on stress testing for its overall operations. Shinhan Securities sets limits on stress testing for its overall operations as well as at its department level. In the case of Shinhan Bank and Shinhan

Securities, if the potential impact is significant, their respective head of Risk Management would report such impact and may request a portfolio restructuring or other appropriate action.

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

While we use derivatives for hedging purposes, derivative transactions by nature involve market risk since we take trading positions for the purpose of making profits. These activities consist primarily of the following:

•	arbitrage transactions to profit from short-term discrepancies between the spot and derivative markets or within the derivative markets;

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

In accordance with accounting requirements under IFRS 9, “Financial Instruments,” which has replaced IAS 39, “Financial Instruments: Recognition and Measurement” since January 1, 2018, we have implemented internal processes which include a number of key controls designed to ensure that fair value is measured appropriately, particularly where a fair value model is internally developed and used to price a significant product.

Shinhan Bank assesses the adequacy of the fair market value of a new product derived from its internal model prior to the launch of such product. The assessment involves the following processes:

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

The dealing system market value, which is used officially by Shinhan Bank after conducting the assessment above, does not undergo a sampling process that confirms the value based on review of individual transactions, but is subject to an additional assessment procedure of comparing such value against the profits derived from the dealing systems based on the deal portfolio sensitivity.

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

Accordingly, Shinhan Bank measures and manages interest rate risk for non-trading activities by taking into account the effects of interest rate changes on both its income and net asset value. Shinhan Bank measures and manages interest rate risk on a daily and monthly basis with respect to all interest-earning assets and interest-bearing liabilities in Shinhan Bank’s bank accounts (including derivatives denominated in Won which are principally interest rate swaps entered into for the purpose of hedging) and trust accounts, except that Shinhan Bank measures VaRs on a monthly basis. Most of Shinhan Bank’s interest-earning assets and interest-bearing liabilities are denominated in Won.

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

Therefore, for interest rate VaRs, the duration gap (namely, the weighted average duration of all interest-earning assets minus the weighted average duration of all interest-bearing liabilities) can be a more critical factor than the relative sizes of the relevant assets and liabilities in influencing interest rate VaRs. In comparison, for interest rate EaRs, the relative sizes of the relevant assets and liabilities in the form of the “one year or less interest rate” gap (namely, the volume of interest-earning assets with maturities of less than one year minus the volume of interest-bearing liabilities with maturities of less than one year) are the most critical factor in influencing the interest rate EaRs.

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

Interest Rate Gap Analysis

Shinhan Bank performs interest gap analyses to measure the difference between the amount of interest-earning assets and that of interest-bearing liabilities at each maturity and re-pricing date for specific time intervals by preparing interest rate gap tables in which Shinhan Bank’s interest-earning assets and interest-bearing liabilities are allocated to the applicable time intervals based on the expected cash flows and re-pricing dates.

On a daily basis, Shinhan Bank performs interest rate gap analysis for Won- and foreign currency-denominated assets and liabilities in its bank and trust accounts. Shinhan Bank’s gap analysis includes

Won-denominated derivatives (which are interest rate swaps for purposes of hedging) and foreign currency-denominated derivatives (which are currency swaps for purposes of hedging), which are managed centrally at the S&T Center. Through the interest rate gap analysis that measures interest rate sensitivity gaps, cumulative gaps and gap ratios, Shinhan Bank assesses its exposure to future interest risk fluctuations. For interest rate gap analysis, Shinhan Bank assumes and uses the following maturities for different types of assets and liabilities:

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

The following tables show Shinhan Bank’s interest rate gaps as of December 31, 2025 for (i) Won-denominated non-trading bank accounts, including derivatives entered into for purposes of hedging and (ii) foreign currency-denominated non-trading bank accounts, including derivatives entered into for purposes of hedging.

Won-denominated non-trading bank accounts(1)

	As of December 31, 2025
	0-3 Months	3-6 Months	6-12 Months	1-2 Years	2-3 Years	Over 3 Years	Total

	(in billions of Won, except percentages)
Interest-earning assets	181,309	78,968	33,352	39,084	32,159	51,221	416,092
Fixed rate	28,893	11,999	17,156	30,633	23,795	17,881	130,356
Floating rate	152,005	66,209	15,266	8,261	8,364	33,340	283,446
Interest rate swaps	410	760	930	190	0	0	2,290
Interest-bearing liabilities	183,016	65,226	92,267	31,439	23,010	31,251	426,208
Fixed rate	94,027	48,993	76,300	16,537	8,503	2,285	246,644
Floating rate	86,699	16,233	15,967	14,901	14,507	28,966	177,274
Interest rate swaps	2,290	0	0	0	0	0	2,290
Sensitivity gap	(1,707)	13,742	(58,915)	7,646	9,149	19,970	(10,116)
Cumulative gap	(1,707)	12,034	(46,881)	(39,235)	(30,087)	(10,116)	(10,116)
% of total assets	(0.41)%	2.89%	(11.27)%	(9.43)%	(7.23)%	(2.43)%	(2.43)%

Foreign currency-denominated non-trading bank accounts(1)

	As of December 31, 2025
	0-3 Months	3-6 Months	6-12 Months	1-3 Years	Over 3 Years	Total

	(in millions of U.S. Dollars, except percentages)
Interest-earning assets	35,001	7,997	4,422	9,031	5,831	62,282
Interest-bearing liabilities	39,871	6,889	9,404	9,343	6,434	71,941

Sensitivity gap	(4,870)	1,109	(4,982)	(312)	(603)	(9,659)
Cumulative gap	(4,870)	(3,762)	(8,744)	(9,056)	(9,659)	(9,659)
% of total assets	(7.82)%	(6.04)%	(14.04)%	(14.54)%	(15.51)%	(15.51)%

Note:

(1)	Includes merchant banking accounts.

Duration Gap Analysis

Shinhan Bank performs duration gap analyses to measure the differential effects of interest rate risk on the market value of its assets and liabilities by examining the difference between the durations of Shinhan Bank’s interest-earning assets and those of its interest-bearing liabilities, which durations represent their respective weighted average maturities calculated based on their respective discounted cash flows using applicable yield curves. These measurements are performed on a daily basis and, for each operating department, account, product and currency, calculate the respective durations of interest-earning assets and interest-bearing liabilities.

The following tables show duration gaps and market values of Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in its non-trading accounts as of December 31, 2025 and changes in these market values when interest rate increases by one percentage point.

Duration as of December 31, 2025 (for non-trading Won-denominated bank accounts(1))

Duration as of December 31, 2025
(In months)
Interest-earning assets	12.30
Interest-bearing liabilities	9.76
Gap	2.53

Note:

(1)	Includes merchant banking accounts and derivatives for purposes of hedging.

Market Value Analysis

Shinhan Bank performs market value analyses to measure changes in the market value of Shinhan Bank’s interest-earning assets compared to that of its interest-bearing liabilities based on the assumption of parallel shifts in interest rates. These measurements are performed on a monthly basis.

Market Value as of December 31, 2025 (for non-trading Won-denominated bank accounts(1))

	Market Value as of December 31, 2025
	Actual	1% Point Increase	Changes

	(In billions of Won)
Interest-earning assets	454,077	437,695	(16,382)
Interest-bearing liabilities	447,063	433,737	(13,326)
Gap	7,014	3,958	(3,056)

Note:

(1)	Includes merchant banking accounts and derivatives for purposes of hedging.

Net Interest Income Simulation

Shinhan Bank performs net interest income simulations to measure the effects of changes in interest rates on its results of operations. Such simulations use the deterministic analysis methodology to measure the estimated changes in Shinhan Bank’s annual net interest income (interest income less interest expenses) under the current maturity structure, using different scenarios for interest rates (assuming parallel shifts) and funding requirements. For simulations involving interest rate changes, based on the assumption that there is no change in funding requirements, Shinhan Bank applies three scenarios of parallel shifts in interest rates: (1) no change, (2) a 1% point increase in interest rates and (3) a 1% point decrease in interest rates.

The following table illustrates the simulated changes in Shinhan Bank’s annual net interest income for 2025 with respect to Won-denominated interest-earning assets and interest-bearing liabilities, using Shinhan Bank’s net interest income simulation model, assuming (a) the maturity structure and funding requirement of Shinhan Bank as of December 31, 2025 and (b) the same interest rates as of December 31, 2025 and a 1% point increase or decrease in interest rates.

	Simulated Net Interest Income for 2025
	(For Non-Trading Won-Denominated Bank Accounts(1))
	Assumed Interest Rates			Change in Net Interest Income		Change in Net Interest Income
	No Change	1% Point Increase	1% Point Decrease	Amount (1% Point Increase)	% Change (1% Point Increase)	Amount (1% Point Decrease)	% Change (1% Point Decrease)

	(In billions of Won, except percentages)
Simulated interest income	16,301	18,461	14,141	2,160	13.25%	(2,160)	(13.25)%
Simulated interest expense	8,781	10,535	7,027	1,754	19.97%	(1,754)	(19.97)%
Net interest income	7,520	7,926	7,114	406	5.40%	(406)	(5.40)%

Note:

(1)	Includes merchant banking accounts and derivatives entered into for purposes of hedging.

Shinhan Bank’s Won-denominated interest-earning assets and interest-bearing liabilities in non-trading accounts have a maturity structure that benefits from an increase in interest rates, because the re-pricing periods for interest-earning assets in Shinhan Bank’s non-trading accounts are, on average, shorter than those of interest-bearing liabilities in these accounts. Shinhan Bank’s net interest income tends to decrease during times of a decrease in market interest rates while the opposite is generally true during times of an increase in market interest rates.

Interest Rate VaRs for Non-trading Assets and Liabilities

Shinhan Bank measures VaRs for interest rate risk from non-trading activities on a monthly basis. The following table shows, as of and for the year ended December 31, 2025, the VaRs of interest rate mismatch risk for other assets and liabilities, which arises from mismatches between the re-pricing dates for Shinhan Bank’s non-trading interest-earning assets (including available-for-sale investment securities) and those for its interest-bearing liabilities. Under the regulations of the Financial Services Commission, Shinhan Bank includes in the calculation of these VaRs interest-earning assets and interest-bearing liabilities in its bank accounts and its merchant banking accounts.

	VaR for the Year 2025(1)
	Average	Minimum	Maximum	As of December 31, 2025

	(In billions of Won)
Interest rate mismatch — non-trading assets and liabilities	1,924	1,399	2,422	1,399

Note:

(1)	One-year VaR results computed based on the interest rate risk in the banking book standardized approach presented by the Bank for International Settlements. See “— Interest Rate Risk Management.”

Interest Rate Risk for Other Subsidiaries

Shinhan Card monitors and manages its interest rate risk for all of its interest-bearing assets and liabilities (including off-balance sheet items) in terms of the impact on its earnings and net asset value from changes in interest rates. Shinhan Card primarily uses interest rate VaR and EaR analyses to measure its interest rate risk.

The interest rate VaR analysis used by Shinhan Card principally focuses on the maximum impact on its net asset value from adverse movements in interest rates and consists of (i) historical interest rate VaR analysis and (ii) interest rate gap analysis. The historical interest rate VaR analysis is made through simulation of net asset value based on the interest rate volatility over a fixed past period to produce expected future interest rate scenarios and computes the maximum VaR at a 99.9% confidence level by analyzing the net present value distribution under each such scenario. As for interest rate gap analysis, Shinhan Card computes the VaR based on the duration proxies and interest rate shocks for each time interval as recommended under the Basel Accord.

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

Equity Risk

Substantially all of Shinhan Bank’s equity risk relates to its portfolio of investments in common stock of Korean companies. As of December 31, 2025, Shinhan Bank held an aggregate amount of ~~W~~656.8 billion of equity interest in unlisted foreign companies.

The equity securities in Won held in Shinhan Bank’s investment portfolio consist of stocks listed on the KRX KOSPI Market or the KRX KOSDAQ Market of the Korea Exchange and certain non-listed stocks. Shinhan Bank sets exposure limits for most of these equity securities to manage their related risk. As of December 31, 2025, Shinhan Bank held equity securities in an aggregate amount of ~~W~~1,894.4 billion in its non-trading accounts, including equity securities in the amount of ~~W~~373.9 billion that it held, among other reasons, for management control purposes and as a result of debt-to-equity conversion as a part of reorganization proceedings of the companies to which it had extended loans.

As of December 31, 2025, Shinhan Bank did not hold any Won-denominated convertible bonds, Won-denominated exchangeable bonds or Won-denominated bonds with warrants in its non-trading accounts. Shinhan Bank does not measure equity risk with respect to convertible bonds, exchangeable bonds or bonds with warrants, and the interest rate risk of these equity-linked securities are measured together with the other debt securities. As such, Shinhan Bank measures interest rate risk VaRs but not equity risk VaRs for these equity-linked securities.

Liquidity Risk Management

Liquidity risk is the risk of insolvency, default or loss due to disparity between inflow and outflow of funds, including the risk of having to obtain funds at a high price or to dispose of securities at an unfavorable price due to a lack of available funds. Each of our subsidiaries seeks to minimize liquidity risk through early detection of risks related to the sourcing and managing of funds that may cause volatility in liquidity and by ensuring that it maintains an appropriate level of liquidity through systematic management. At the group-wide level, we manage our liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, our group-specific internal crisis, crisis in the external market and a combination of internal and external crisis. In addition, in order to preemptively and comprehensively manage liquidity risk, we measure and monitor liquidity risk using various indices, including the “limit management index,” “early warning index” and “monitoring index.”

Shinhan Bank applies the following basic principles for liquidity risk management:

•	raise funds in sufficient amounts, at the optimal time at reasonable costs;

•	maintain liquidity risk at appropriate levels and preemptively manage such risk through a prescribed risk limit system and an early warning signal detection system;

•	secure stable sources of funding and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	conduct periodic liquidity stress tests in anticipation of any potential liquidity crisis and establish and implement contingency funding plans in case of an actual crisis; and

•	consider liquidity-related costs, benefits of and risks in determining the pricing of our products and services, performance evaluations and approval of launches of new products and services.

Each of our subsidiaries manages its liquidity risk in accordance with the risk limits and guidelines established internally and by the relevant regulatory authorities. Pursuant to principal regulations applicable to financial holding companies and banks as promulgated by the Financial Services Commission, we, at the holding company level, are required to maintain a liquidity coverage ratio and a foreign currency liquidity coverage ratio. These ratios require us to maintain the relevant ratios above certain minimum levels.

Shinhan Bank manages its liquidity risk within the limits set on Won and foreign currency accounts in accordance with the regulations of the Financial Services Commission. The Financial Services Commission requires a minimum liquidity coverage ratio of 100.0% for Korean banks, including Shinhan Bank. The Financial Services Commission defines liquidity coverage ratio as the ratio of HQLA that can be immediately converted into cash with little or no loss in value to the net amount of cash outflows for the next 30-day period, under the stress level established according to the liquidity coverage ratio, in accordance with the Regulation on the Supervision of the Banking Business.

In addition to the liquidity coverage ratio, the Financial Services Commission also requires Korean banks, including Shinhan Bank, to maintain a net stable funding ratio of at least 100%, which measures liquidity over the next one-year period and is calculated as the ratio of available stable funding to required stable funding. A bank’s available stable funding is the portion of its capital and liabilities that are expected to remain with the bank for more than one year, while a bank’s required stable funding is the amount of stable funding that it is required to hold given the liquidity characteristics and residual maturities of its assets and the contingent liquidity risk arising from its off-balance sheet exposures.

With respect to foreign currency liquidity coverage ratio, the Regulation on the Supervision of the Banking Business requires that financial institutions dealing with foreign exchange affairs (i.e., banks) whose foreign-currency denominated liabilities are equal to or greater than US$500 million or 5% of their total liabilities, as of the end of the immediately preceding half-year period, maintain a foreign currency liquidity coverage ratio of 80% or higher. The term “foreign currency liquidity coverage ratio” means the ratio of HQLA to the net cash outflows in respect of foreign-currency denominated assets and liabilities for the next 30 days.

Shinhan Bank’s Treasury Department is in charge of liquidity risk management with respect to Shinhan Bank’s Won and foreign currency funds. The Treasury Department submits Shinhan Bank’s monthly funding and asset management plans to Shinhan Bank’s Asset and Liability Committee for approval, based on the analysis of various factors, including macroeconomic indices, interest rate and foreign exchange movements and maturity structures of Shinhan Bank’s assets and liabilities. Shinhan Bank’s Risk Engineering Department measures Shinhan Bank’s liquidity coverage ratio on a daily basis and net stable funding ratio on a monthly basis and reports on whether they are in compliance with the respective limits to Shinhan Bank’s Risk Policy Committee, which sets and monitors Shinhan Bank’s liquidity coverage ratio and net stable funding ratio on a monthly basis.

The following tables show Shinhan Bank’s (i) average liquidity coverage ratio, (ii) average foreign currency liquidity coverage ratio, and (iii) net stable funding ratio, each for the month of December 2025 in accordance with the regulations of the Financial Services Commission.

Shinhan Bank’s Average Liquidity Coverage Ratio for the Month of December 2025

	For the Month of December 2025
	(in billions of Won, except percentages)
HQLA (A)	~~W~~	100,788
Net cash outflows over the next 30 days (B)		95,665
Cash outflow		131,871
Cash inflow		36,206
Liquidity coverage ratio (A/B)		105.35%

Shinhan Bank’s Average Foreign Currency Liquidity Coverage Ratio for the Month of December 2025

For the Month of December 2025
(in millions of US$, except percentages)
HQLA (A)	$9,449
Net cash outflows over the next 30 days (B)	4,870
Cash outflow	18,450
Cash inflow	13,581
Liquidity coverage ratio (A/B)	194.04%

Shinhan Bank’s Net Stable Funding Ratio for the Month of December 2025

	For the Month of December 2025
	(in billions of Won, except percentages)
Available stable funding (A)	~~W~~	343,554
Required stable funding (B)		311,302
Net stable funding ratio (A/B)		110.36%

Shinhan Bank maintains diverse sources of liquidity to remain flexible in meeting its funding requirements. Shinhan Bank funds its operations principally by accepting deposits from retail and corporate depositors, accessing the call loan market (a short-term market for loans with maturities of 90 days or less), issuing debentures and borrowing from the Bank of Korea. Shinhan Bank uses the funds primarily to extend loans or purchase securities. Generally, deposits are of shorter average maturity than loans or investments.

Shinhan Card manages its liquidity risk according to the following principles: (i) provide a sufficient volume of necessary funding in a timely manner at a reasonable cost, (ii) establish an overall liquidity risk management strategy, including in respect of liquidity management targets, policies and internal control systems, and (iii) manage its liquidity risk in conjunction with other risks based on a comprehensive understanding of the interaction among various risks. As for any potential liquidity shortage at or near the end of each month, Shinhan Card maintains liquidity at a level sufficient to withstand credit shortage for three months.

In addition, Shinhan Card manages liquidity risk by setting and complying with specific guidelines for various measures of liquidity, including the breakdown of contractual payment obligations by maturity, overseas funding, the ratio of asset-backed securitized borrowings to total borrowings, the ratio of requisite liquidity to reserve liquidity, and the ratio of fixed interest rate borrowings to floating interest rate borrowings. Furthermore, Shinhan Card closely monitors various indicators of a potential liquidity crisis, such as the actual liquidity gap ratio (in relation to the different maturities for assets as compared to liabilities) and liquidity buffer ratio. Shinhan Card also has contingency plans in place in case of any emergency or crisis. In managing its liquidity risk, Shinhan Card focuses on a prompt response system based on periodic monitoring of the relevant early signals, stress testing and establishment of contingency plans. Shinhan Card identifies its funding needs on a daily, monthly, quarterly and annual basis based on the maturity schedule of its liabilities as well as short-term liquidity needs, based on which it formulates its funding plans using diverse sources such as corporate debentures, commercial papers, asset-backed securitizations and credit line facilities. When entering into asset-backed securitizations, Shinhan Card provides sufficient credit enhancements to avoid triggering early amortization events. In addition, prior to entering into any funding transaction and related derivative transaction, Shinhan Card conducts pre-transaction risk analyses, including in respect of counterparty credit risk and its total exposure limit by country and by financial institution.

Shinhan Card also manages its liquidity risk within the limits set on Won accounts in accordance with the regulations of the Financial Services Commission. Under the Specialized Credit Financial Business Act and the regulations thereunder, credit card companies in Korea are required to maintain a Won liquidity ratio of at least 100.0%.

The following tables show Shinhan Card’s liquidity status and limits for Won-denominated accounts as of December 31, 2025 in accordance with the regulations of the Financial Services Commission.

Shinhan Card’s Won-denominated accounts

	As of December 31, 2025
Won-Denominated Accounts	7 Days or Less		1 Month or Less		3 Months or Less		6 Months or Less		1 Year or Less		2 Years or Less		Over 2 Years		Total

	(In billions of Won, except percentages)
Assets	~~W~~	2,196	~~W~~	14,828	~~W~~	21,507	~~W~~	25,419	~~W~~	30,338	~~W~~	35,674	~~W~~	6,780	~~W~~	42,454
Liabilities		160		4,865		6,787		8,491		10,990		16,336		13,128		29,464
Liquidity ratio						316.9%

Shinhan Securities manages its liquidity risk for the sum of its Won-denominated and foreign currency-denominated accounts by setting a limit of ~~W~~300 billion on each of its seven-day, one-month and three-month liquidity gap, a limit of 119% on its one-month and three-months liquidity ratios and a limit of ~~W~~30 billion on its liquidity VaR. As for its foreign currency-denominated accounts, Shinhan Securities manages its liquidity risk on a monthly basis in compliance with the guidelines of the Financial Supervisory Service, which requires the seven-day and one-month maturity mismatch ratios to be 0% and -10% or higher, respectively, and the three-months liquidity ratio to be 80% or higher.

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

In addition to liquidity risk management under normal market situations, we have contingency plans to effectively cope with possible liquidity crises. Liquidity crisis arises when we would not be able to effectively manage the situations with our normal liquidity management measures due to, among other reasons, inability to access our normal sources of funds or epidemic withdrawals of deposits as a result of various external or internal factors, including a collapse in the financial markets or abrupt deterioration of our credit. We have contingency plans in place corresponding to different stages of a liquidity crisis: namely, “alert stage,” “imminent-crisis stage” and “crisis stage,” based on the following liquidity indices:

•	indices that reflect market movements such as interest rates and stock prices;

•	indices that reflect financial market sentiments, such as the size of money market funds; and

•	indices that reflect our internal liquidity condition.

Operational Risk Management

The Basel Committee defines operational risk as the risk of loss resulting from inadequate or failed internal processes, people and systems or from other external events. These include risks arising from system failure, human error, non-adherence to policy and procedures, fraud, inadequate internal controls and procedures or environmental changes that result in financial and non-financial losses. We monitor and assess operational risks related to our business operations, including administrative risk, information technology risk (including cybersecurity risk), managerial risk and legal risk, with a view to minimizing such losses.

To effectively manage our operational risk, we have established group-wide operational risk management policies and standardized management criteria. Each of our subsidiaries develops and maintains an operational risk management system, taking into account the size and complexity of each subsidiary. To ensure an appropriate level of operational risk management, we set operational risk limits for each subsidiary and regularly report the status of limit utilization to our Risk Management Committee.

Additionally, we have established and are currently implementing the following procedures for identifying and reporting operational risks:

(a) Recognition and Measurement: We proactively identify and manage the operational risks inherent in our business, taking into account factors such as scale and complexity.

(b) Monitoring and Control: To effectively manage operational risks within appropriate levels, we conduct regular monitoring. Our management identifies, monitors and controls the operational risks associated with individual business units through risk management meetings led by our holding company.

(c) Reporting: In accordance with regulations and guidelines pertaining to operational risks, we report our operational risk management activities periodically, as well as when any significant operational risk management activities arise, to the Group Risk Management Committee.

We have established a three-tier control system which we refer to as the three lines of defense:

(a) Business Units: Responsibilities are assigned to identify, evaluate and manage the operational risks inherent in products, sales activities, operations and systems to ensure effective overall operational risk management.

(b) Operational Risk Management Division: This division is responsible for developing strategies to identify, assess, control and mitigate operational risks.

(c) Internal Audit: An independent review is conducted to ensure that the operational risk management activities of the business units and the operational risk management division are carried out effectively.

In accordance with our operational risk management policy, our subsidiaries periodically report to our management and board of directors the status of operational risk management, including self-assessments of risk controls, key risk indicators, operational risk loss events, ICT risks and third-party outsourcing risks, reflecting the unique characteristics and risk levels of each subsidiary. Additionally, we have calculated operational risk-

weighted assets using the Basel III standardized method, based on operational risk loss data for incidents with net losses exceeding ~~W~~25 million that have occurred during the past ten years. An independent verification department conducts an annual review of the appropriateness of such loss data.

Every six months, based on our assessment of the risk profile considering the scale and complexity of our subsidiaries, we designate significant operational risks identified as “Top Operational Risks.” In order to improve our risk management capabilities and mitigate these operational risks, we develop and implement various measures aimed at effectively assessing key risk indicators and risk control measures.

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

We set internal capital limits for operational risks taking into account our risk appetite to ensure that internal capital is being managed within appropriate limits. We also conduct periodic stress tests to ensure that we maintain sufficient capital to withstand potential volatility in, and changes to, economic forecasts.

Upgrades to Risk Management Systems

Our recent material upgrades in relation to risk management systems are as follows:

Shinhan Financial Group

In May 2015, we developed and implemented a credit review system to unify our corporate credit review and risk measurements, allowing us and our subsidiaries to utilize a uniform and consistent credit review system with respect to each borrower. In addition, to comply with the Basel III requirements relating to liquidity coverage ratios for bank holding companies and to enhance our liquidity risk management capabilities, we have implemented a Basel III liquidity coverage ratio risk management system by which we calculate our liquidity coverage ratio each month.

Shinhan Bank

To strengthen the risk management of its overseas subsidiaries and comply with local and domestic regulations, Shinhan Bank has been developing a global risk management system network to aggregate risk data from its overseas subsidiaries. The system has been implemented for several subsidiaries, including those in Japan, China and Vietnam, and Shinhan Bank plans to continue expanding the system to additional overseas subsidiaries. Shinhan Bank also seeks to leverage this system to support overseas expansion and the stable growth of its existing overseas operations.

Shinhan Bank has developed a system to calculate Basel III market risk capital requirements, which was approved by the Financial Supervisory Service and implemented in 2023. In addition, Shinhan Bank has also continually upgraded its credit risk management systems, including enhancements to LGD data processing, credit evaluation models for small- and medium-sized enterprises, SOHOs and retail exposures, and internal evaluation models approved by the Financial Supervisory Service under the Basel II and AIRB frameworks, most recently in 2023.

Moreover, Shinhan Bank upgraded its asset and liability management system to comply with Basel III and IFRS requirements and enhanced its liquidity risk management systems to support daily calculation of the liquidity coverage ratio and net stable funding ratio. Following the adoption of Basel III operational risk standards and the Principles for the Sound Management of Operational Risk, Shinhan Bank has also re-established its operational risk management system to further strengthen its operational risk management capabilities.

Shinhan Card

In 2012, Shinhan Card upgraded its credit risk measurement system in satisfaction of Basel II standards, as well as other regulatory requirements and internal needs in order to address the ongoing volatility in the economic and regulatory environment. In December 2016, Shinhan Card obtained approval from the Financial Supervisory Service to use a new internal evaluation model with respect to Basel III credit risks related to its retail and SOHO exposures. In 2022, Shinhan Card implemented an operational risk management system in accordance with Basel III standards, incorporating loss data collection, Key Risk Indicator management, and Risk and Control Self-Assessment processes. To comply with heightened regulatory requirements for operational risk management, the Shinhan Card established a Business Continuity Planning management framework in 2024. Furthermore, in 2025, Shinhan Card enhanced its operational risk management capabilities through the implementation of a third-party risk assessment system.

Shinhan Securities

In 2016, Shinhan Securities established a Risk Engineering Team and updated its market risk management system to increase its value assessment capabilities for over-the-counter derivatives, strengthen its VaR analysis capabilities and improve various simulation functions. Beginning in 2017, the Risk Engineering Team has conducted value assessments and reviews of over-the-counter derivatives directly using various enhanced simulation functions such as updated stress tests in order to stabilize financial accounting prices and enhance the risk management of over-the-counter derivatives. In January 2019, the Risk Engineering Team was elevated to a department and became the Risk Engineering Department, further expanding the scope of products reviewed by the department and strengthening its simulation analysis capabilities. In 2024, Shinhan Securities upgraded its Basel III market risk and net capital ratio measurement systems to strengthen its market risk management framework and enhance the overall accuracy and performance of such systems.

Shinhan Life Insurance

In 2017, Shinhan Life Insurance updated its interest rate risk measurement system, called the ALM system, in anticipation of IFRS 17 and the K-ICS. In 2018, the new asset liability management system implemented an interest rate risk management system based on the Europe Solvency II standard. The asset liability management system can measure both asset and liability based on mark-to-market valuation. Shinhan Life Insurance also updated its interest rate risk management system to control net income margin volatility resulting from market interest rate changes and has tailored its business scheme to this system in order to better manage risk and profits and match the duration of its assets and liabilities. In 2019, Shinhan Life Insurance further upgraded its insurance risk measurement system in anticipation of K-ICS, which allowed for a more elaborate measurement of insurance risk associated with mortality, longevity, morbidity, disability, lapse and expenses. In addition, in 2023, Shinhan Life Insurance implemented a project to enhance the existing system in order to improve the speed, accuracy and efficiency of K-ICS calculations following the system upgrade.

Supervision and Regulation

Principal Regulations Applicable to Financial Holding Companies

General

The Korean financial holding companies and their subsidiaries are regulated by the Financial Holding Companies Act. In addition, Korean financial holding companies and their subsidiaries are subject to the regulations and supervision of the Financial Services Commission and the Financial Supervisory Service.

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

A financial holding company controlling banks or other financial institutions conducting banking business as prescribed in the Financial Holding Company Act (hereinafter, the “bank holding company”) is required to maintain a minimum consolidated equity capital ratio of 12.5%. “Consolidated equity capital ratio” is defined as the ratio of equity capital as a percentage of risk-weighted assets on a consolidated basis, determined in accordance with the Financial Services Commission requirements that have been formulated based on the Bank of International Settlements standards. “Equity capital,” as applicable to bank holding companies, is defined as the sum of Tier I capital and Tier II capital less any deductible items, each as defined under the Regulation on the Supervision of Financial Holding Companies. “Risk-weighted assets” is defined as the sum of credit risk-weighted assets and market risk-weighted assets.

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

Doubtful

The portion of total loans to customers that exceeds the amount we expect to collect and that:

(i) based on our consideration of their business, financial position and future cash flows, have incurred serious default risks due to noticeable deterioration in their ability to repay; or

(ii) have been in arrears for three months or more but less than 12 months.

Estimated loss

The portion of total loans to customers that exceeds the amount we expect to collect and that:

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

Restrictions on Shareholdings by Direct and Indirect Subsidiaries

Generally, a direct subsidiary of a financial holding company is prohibited from controlling any other company; provided that a direct subsidiary of a financial holding company may control (as an indirect subsidiary of the financial holding company): (i) subsidiaries in foreign jurisdictions related to the business of the subsidiary that are engaged in a financial business, (ii) certain financial institutions related to the business of the subsidiary which are engaged in the business that the direct subsidiary may conduct without any licenses or permits, (iii) certain financial institutions whose business is related to the business of the direct subsidiary as prescribed under the Presidential Decree of the Financial Holding Companies Act (for example, the companies which a bank subsidiary may control are limited to credit information companies, credit card companies, trust business companies, securities investment management companies, investment advisory companies, futures business companies, and asset management companies), (iv) certain financial institutions whose business is related to financial business as prescribed by the Ordinance of the Prime Minister, and (v) certain companies which are not financial institutions but whose business is related to the financial business of the financial holding company as prescribed by the Presidential Decree of the Financial Holding Companies Act (e.g. finance-related research company, finance-related information technology company, etc.). Acquisition by the direct subsidiaries of such indirect subsidiaries requires a prior permission from the Financial Services Commission or a report to be submitted to the Financial Services Commission, depending on the types of the indirect subsidiaries and the amount of total assets of the indirect subsidiaries.

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

However, “non-financial business group companies” (as defined below) may not acquire beneficial ownership of shares of a bank holding company in excess of 4% of such financial holding company’s outstanding voting shares, provided that such non-financial business group companies may acquire beneficial ownership of up to 10% of such financial holding company’s outstanding voting shares with the approval of the Financial Services Commission under the condition that such non-financial business group companies will not exercise voting rights in respect of such shares in excess of the 4% limit. In addition, any person (whether a Korean national or a foreigner), other than the non-financial business group companies described above, may also acquire more than 10% of the total voting shares issued and outstanding of a financial holding company that controls a national bank, provided that approval from the Financial Services Commission is obtained each time such person’s ownership reaches or exceeds 10% (or 15% in the case of a financial holding company controlling regional banks only), 25% or 33% of the total issued and outstanding voting shares of such bank holding company.

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

Sharing of Customer Information among Financial Holding Companies and their Subsidiaries

Under the Act on Use and Protection of Credit Information, any individual customer’s credit information may only be disclosed or otherwise used by financial institutions to determine, establish or maintain existing commercial transactions with them and only after obtaining written consent to use information. In addition, under the Act on Real Name Financial Transactions and Confidentiality, an individual working at a financial institution may not provide or reveal information or data concerning the contents of financial transactions to other persons unless such individual receives a request or consent in writing from the holder of a title deed, except under certain exceptions stipulated in the Act. Under the Financial Holding Company Act, a financial holding company and its direct and indirect subsidiaries, however, may share certain credit information of individual customers among themselves for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act (such as credit risk management, internal control and customer analysis) without the customers’ written consent, provided they adhere to the methods and procedures for provision of such information set forth therein. A financial investment company subsidiary of a financial holding company with a dealing and/or brokerage license may provide the financial holding company and its other direct and indirect subsidiaries information relating to the aggregate amount of cash or securities that a customer of the financial investment company has deposited for internal management purposes outlined in the Enforcement Decree of the Financial Holding Company Act, provided they adhere to the methods and procedures for provision of such information set forth therein. The Financial Holding Company Act limits the scope of credit information that may be shared without the customers’ prior consent and require certain procedures for provision of customer information as prescribed by the Financial Services Commission. Notice must be given to customers at least once a year regarding (i) the provider of customer information, (ii) the recipient of customer information, (iii) the purpose of providing the information and (iv) the categories of the information provided.

The Act on Corporate Governance of Financial Companies

The Act on Corporate Governance of Financial Companies was enacted to address calls for strengthened regulations on corporate governance of financial companies and to serve as a uniform regulation on corporate governance matters applicable to all financial companies in place of the separate regulations for each sector that existed. The Act contains several key measures, including, but not limited, to (i) condition of eligibility of officers of financial companies and standards for determining whether financial companies’ officers may hold concurrent positions in other companies, (ii) standards for composition and operation of board of directors, (iii) standards for establishment, composition and operation of committees of the board of directors, (iv) internal control, risk management and responsibilities map (v) requirements and procedures for the approval of a change of major shareholders and (vi) special regulations for rights of minority shareholders of financial companies.

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

Expanded Business Scope of Financial Investment Companies

Under the Financial Investment Services and Capital Markets Act, a licensed Financial Investment Company is permitted to engage in all types of Financial Investment Businesses, subject to compliance with the relevant regulations, for example, maintaining an adequate “Ethical Screens,” to the extent required. As to incidental businesses (i.e., a financial related business which is not a Financial Investment Business), the Financial Investment Services and Capital Markets Act generally allows a Financial Investment Company to freely engage in such incidental businesses by shifting away from the previous system of permitting only the listed activities towards a more comprehensive system. In addition, a Financial Investment Company is permitted (i) to outsource marketing activities by contracting with “introducing brokers” that are individuals but not employees of the Financial Investment Company, (ii) to engage in foreign exchange business related to their Financial Investment Business and (iii) to participate in the settlement network, pursuant to an agreement among the settlement network participants.

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

Other Regulatory Changes Related to Securities and Investments

Under the Financial Investment Services and Capital Markets Act, investors are subject to enhanced reporting obligations with respect to significant shareholdings. With respect to the 5% reporting obligation, an investor must update its report not only upon a change in shareholding of 1% or more or a change in the purpose of shareholding (such as an intention to influence management), but also upon the occurrence of other prescribed events, including changes in the type of holding or any material term of a relevant contract. With respect to the 10% reporting obligation, an initial report must be filed within five business days of the triggering event, and any subsequent changes must likewise be reported within five business days of such changes. With respect to collective investment schemes, the Financial Investment Services and Capital Markets Act provides a flexible legal framework under which various forms of legal entities, including trusts, corporations, limited liability companies, and partnerships, may be used as vehicles for collective investments. The formation of fund complexes is permitted, and investment funds may invest in a broad range of assets and investment instruments.

Amendments to the Korean Commercial Code

In 2025 and 2026, the National Assembly of Korea enacted a series of amendments to the Korean Commercial Code to strengthen shareholder protection and enhance corporate governance standards for listed companies.

In July 2025, the first round of amendments expanded the scope of a director’s fiduciary duty to include “the total body of shareholders,” renamed the term “Outside Directors” to “Independent Directors,” and extended the 3% cap on voting rights for major shareholders and their related parties to the election of all audit committee members, regardless of their status as an independent director. For large-scale listed companies like us, the amendments also mandated electronic shareholder meetings to strengthen minority shareholder protection. In September 2025, a second round of amendments further mandated the use of cumulative voting for large-scale listed companies and increased the minimum number of audit committee members elected separately from one to two. In March 2026, a third round of amendments mandated the cancellation of treasury shares within one year of acquisition. As an exception, a company may continue holding or disposing of its treasury shares if its board of directors formulates a holding or disposal plan and obtains approval from the general meeting of shareholders, which approval must be re-obtained for each fiscal year.

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

Under the Bank of Korea Act, the Monetary Policy Committee’s primary responsibilities are to formulate monetary and credit policies and to determine the operations, management and administration of the Bank of Korea. The Financial Services Commission regulates commercial banks pursuant to the Banking Act, including establishing guidelines on capital adequacy of commercial banks, and promulgates regulations relating to supervision of banks.

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

Under the Banking Act, approval to commence a commercial banking business or a long-term financing business must be obtained from the Financial Services Commission. Commercial banking business is defined as the lending of funds acquired predominantly from the acceptance of deposits for a period not exceeding one year or, subject to the limitation established by the Financial Services Commission, for a period between one year and three years. Long-term financing business is defined as the lending, for periods in excess of one year, of funds acquired predominantly from paid-in capital, reserves or other retained earnings, the acceptance of deposits with maturities of at least one year, or the issuance of bonds or other securities. A bank wishing to enter any business other than commercial banking and long-term financing businesses, such as the trust business, must also obtain approval from the Financial Services Commission. In addition, approval to merge with any other banking institution, to liquidate, to close a banking business or to transfer all or a part of a business must also be obtained from the Financial Services Commission.

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

(iv)	the payment of dividends or interests shall not be determined in connection with the credit rating of the bank;

(v)	the dividends may only be paid out of distributable income;

(vi)	the bank shall be able to revoke in its sole discretion the payment of dividends or interests at any time;

(vii)	the revocation of the payment of dividends must not impose restrictions on the bank except in relation to dividends to common stockholders;

(viii)

the revocation of the payment of dividends or interests shall not be deemed as an event of default, and the bank shall be able to use in its sole discretion the amount which was revoked to pay as dividends or interests to redeem any other debts of the bank then due and payable;

(ix)

such instruments shall not be redeemed within five years from the issuance date and the bank shall be able to determine in its sole discretion whether it redeems such instruments even after five years from the issuance date, and the instruments shall not be subject to any condition that arouses an investor’s expectation to have the instruments redeemed or any condition that imposes a burden of redemption upon the issuing bank in fact;

(x)	the requirements prescribed in Appendix 3-5 (Trigger Events for Contingent Capital Securities) of the Detailed Enforcement Rules of Regulation on Supervision of Banking Business shall be satisfied;

(xi)

the bank or the person who has de facto control over the bank shall not purchase capital instruments or provide a purchaser of such securities with funds for the purchase by providing any collateral or guarantee for payment or by providing a loan, shall not raise the priority of its claims, legally or economically, for the price paid for the securities, and shall not provide any collateral or guarantee to the purchasers of the securities directly or via a related company; and

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

(iii)

there is no condition to promote the bank to redeem such capital instruments such as a step-up provision, and the bank shall be able to determine in its sole discretion whether to redeem such instruments prior to the maturity date, and the instruments shall not be subject to any condition that arouses an investor’s expectation to have the instruments redeemed or any condition that imposes a burden of redemption upon the issuing bank in fact;

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

(vii)

the bank or any person or entity over which the bank exercises substantial control shall not purchase the capital instruments issued by such bank nor provide, directly or indirectly, the funds to acquire the capital instruments by providing any collateral or guarantee or loan in favor of the person or entity which tries to acquire such instruments; and

(viii)

the bank shall not enhance, legally or economically, the payment priority of the capital instruments, nor provide, directly or indirectly through its affiliated company, any collateral or guarantee in favor of the person or entity which acquires such instruments.

All banks must meet standards regarding minimum ratios of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets, determined in accordance with the Financial Services Commission requirements that have been formulated based on the BIS Standards which were adopted and became effective in 1996. Under these regulations, all domestic banks and foreign bank branches are required to meet the minimum ratio of Tier I and Tier II capital (less any capital deductions) to risk-weighted assets of 8%.

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

(i)

for those banks adopting a standardized approach for calculating credit risk-weighted assets, the risk-weight ratio of between 20% and 150% for home equity loans, depending on the loan-to-value ratio and risk profile of the loan; and

(ii)

for those banks adopting an internal ratings-based approach for calculating credit risk-weighted assets, a risk-weight ratio calculated with reference to the PD, LGD and EAD, each as defined in the Detailed Regulations on the Supervision of the Banking Business.

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

Pursuant to the Regulation on the Supervision of the Banking Business and the Detailed Regulation on the Supervision of the Banking Business, the Financial Services Commission may designate banks with significant influence (based on size and connectivity with other financial institutions) on the domestic financial system as a domestic systemically important bank and require the accumulation of additional capital in accordance with the highest of: (i) ratio of common equity capital to risk-weighted assets, ranging from 0.0% to 2.0%, depending on the systematic importance evaluation score, (ii) if the bank’s holding company is a domestic systemically important bank holding company, the capital ratio corresponding to the additional capital required for the bank holding company under the Financial Holding Company Supervision Regulations, or (iii) if the bank is also a global systemically important bank, as defined by the Basel Committee, the capital ratio as required by the Basel Committee. Since January 1, 2019, the Financial Services Commission has required domestic systemically important banks to maintain an additional capital buffer of 1.00%, and we and Shinhan Bank have each been designated by the Financial Services Commission since July 2021 as a domestic systemically important bank holding company and domestic systemically important bank, respectively. Accordingly, we and Shinhan Bank are subject to this additional capital buffer of 1.00%. The Financial Services Commission may also, upon quarterly review, determine and require banks to accumulate a level of counter-cyclical capital buffer within the range of 0% to 2.5% of risk-weighted assets, taking into account factors such as the degree of increase in credit relative to the gross domestic product. As announced by the Financial Services Commission in May 2023, banks and their holding companies, including us and Shinhan Bank, have been required to accumulate a counter-cyclical capital buffer of 1.00% since May 1, 2024. The Financial Services Commission also announced in September 2024 the introduction of a stress buffer capital regulation, which may require banks and their holding companies to accumulate up to 2.5% of additional capital (in addition to, and separate from, the aforementioned minimum capital ratios) depending on the results of stress testing and evaluation of risk management status by the Financial Supervisory Service. In December 2024, the Financial Services Commission initially announced that the introduction of the stress buffer capital regulation would be delayed until at least the second half of 2025, with the timing and other details to be determined in 2025. In December 2025, the Financial Services Commission announced further delays, stating that the stress buffer capital regulation would be implemented in June 2026 or later, with the specific timing and other implementation details to be determined in 2026.

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

The Financial Services Commission requires Korean banks to maintain a liquidity coverage ratio of at least 100.0% as of January 1, 2019. The Financial Services Commission defines liquidity coverage ratio as HQLA that can be immediately converted into cash with little or no loss in value, as divided by the net amount of cash outflow for the next 30 day period, under the stress level established according to the liquidity coverage ratio, pursuant to the Regulation on the Supervision of the Banking Business, which was amended in June 2016 to implement the liquidity coverage ratio requirements under Basel III.

With respect to foreign currency liquidity coverage ratio, the Regulation on the Supervision of the Banking Business requires that financial institutions dealing with foreign exchange affairs (i.e., banks) whose foreign-

currency denominated liabilities are equal to or greater than US$500 million or 5% of its total liabilities, as of the end of the immediately preceding half-year period, maintain a foreign currency liquidity coverage ratio of 80% or higher beginning January 1, 2019. The term “foreign currency liquidity coverage ratio” means the ratio of high-liquidity assets to the net cash outflow in respect of foreign-currency denominated assets and liabilities for the next 30 days.

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

Loan-to-Deposit Ratio

In December 2009, the Financial Supervisory Service announced that it would introduce a new set of regulations on the loan-to-deposit ratio by amending the Regulation on the Supervision of the Banking Business upon its determination that the overall liquidity of banks in Korea had become unstable due to the ongoing increase in the loan-to-deposit ratio resulting from banks expanding their asset size too competitively by granting mortgages on houses and loans to small- and medium-sized enterprises over the last couple of years. The Regulation on the Supervision of the Banking Business requires banks with Won-denominated loans of not less than ~~W~~4 trillion in value as of the last month of the immediately preceding quarter to maintain a ratio of Won-denominated loans (excluding certain types of loans using funds borrowed from Korea Development Bank or the Government or loans made under certain operational rules of Korea Federation of Banks) to Won-denominated deposits (excluding certificates of deposit) and the balance of the covered bonds under the Act on Issuance of Covered Bonds, the maturity of which is not less than five years (only in case when such financing from the issuance of covered bonds is used in Won currency and up to 1% of Won-denominated deposits) of no more than 100%. Since January 1, 2020, in calculating such loan to deposit ratio, retail loans and corporate loans have been subject to differential weighting, with retail loans weighted at 115% and corporate loans (excluding loans to SOHOs) weighted at 85%, thereby increasing the impact of retail loans and reducing the impact of corporate loans in calculating such ratio. In addition, effective April 1, 2026, the Financial Services Commission further lowered the risk weight applied to corporate loans to enterprises located in non-metropolitan areas (i.e., areas other than Seoul, Incheon and Gyeonggi Province), from 85% to 80%, while maintaining the risk weight for retail loans at 115%. Shinhan Bank’s loan-to-deposit ratio as of December 31, 2025 was 96.0%, based on monthly average balances.

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

Interest Rates

Korean banks remain dependent on the acceptance of deposits as their primary source of funds. Currently, there are no legal controls on interest rates on bank loans in Korea, except for the cap of 20.0% per annum on interest rates on loans to individuals or small corporations, as defined under the SME Framework Act under the Act on Registration of Credit Business, Etc. and Protection of Finance Users.

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

Recent Regulations Relating to Retail Household Loans

The Financial Services Commission has implemented a number of changes in recent years, most recently in October 2025, to the regulations relating to retail household lending by banks. Under the currently applicable regulations:

•

as to any new loans secured by houses (including apartments) located nationwide, the loan-to-value ratio (the aggregate principal amount of loans secured by such collateral over the appraised value of the collateral) shall not exceed 70%;

•

as to any new loans secured by houses (including apartments) located in “speculative areas”, “overheated speculative areas” or “adjustment targeted areas”, in each case, as designated by the Government (collectively, “Regulated Areas”), the loan-to-value ratio should not exceed 40%, except that such maximum loan-to-value ratio is 70% for (x) low-income households that (i) have a combined (in case of married couples) annual income of no more than ~~W~~90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in the case of houses located in “adjustment targeted areas”) and (y) first-time homebuyers with a maximum residential mortgage loan amount of ~~W~~600 million or less; provided that, regardless of the loan-to-value ratio, the maximum loan amount for housing in Regulated Areas shall be: (i) ~~W~~600 million for housing valued at ~~W~~1.5 billion or less, (ii) ~~W~~400 million for housing valued between ~~W~~1.5 billion and ~~W~~2.5 billion and (iii) ~~W~~200 million for housing valued above ~~W~~2.5 billion;

•

as to any new loans secured by houses (including apartments) located nationwide to be extended to a household that already owns one or more houses, the maximum loan-to-value ratio must be adjusted to 10% lower than the applicable loan-to-value ratio described above;

•

no new loans secured by housing (including apartments) located in Regulated Areas may be extended to households that already own one or more houses (except for households that own one house but intend to sell such house within six months);

•

as to any new loans secured by houses (including apartments) located in Regulated Areas, the borrower’s debt-to-income ratio (calculated as (1) the aggregate annual total payment amount of (x) the principal of and interest on loans secured by such housing and existing mortgage and home equity loans and (y) the interest on other debts of the borrower over (2) the borrower’s annual income) should not exceed 40% (50% for those that are located in “adjustment targeted areas”), except that such maximum debt-to-income ratio is 60% for (a) low-income households that (i) have a combined (in case of married couple) annual income of less than ~~W~~90 million, (ii) do not currently own any housing and (iii) are using the loan to purchase low-price housing valued at ~~W~~900 million or less (~~W~~800 million or less in case of houses located in “adjustment targeted areas”) and (b) first-time homebuyers; and

•

as to any new loans extended to a household that already has an aggregate loan amount exceeding ~~W~~100 million (including the loan application amount and the revolving amount in case of a revolving loan), such household’s debt-service-ratio (calculated as (1) the aggregate annual total payment amount of the principal of and interest on financial liabilities, including the loans secured by such high-priced housing and any interest on jeonse loans, subject to certain adjustments relating to stress buffers, divided by (2) the household’s annual income) should not exceed 40% unless otherwise specified by the applicable regulations.

In December 2023, as a measure to help prevent excessive household debt, the Financial Services Commission introduced the “stress debt service ratio” system for floating rate loans, mixed rate loans (loans where a fixed interest rate shifts to a floating interest rate after a certain period of time), and periodic loans (loans where a fixed interest rate is adjusted periodically). The “stress debt service ratio” system imposes a certain level of interest rate spread (a stress rate) when calculating the debt service ratio, taking into consideration the possibility that a borrower of a floating rate loan may be subject to an increased burden when repaying principal and interest if the interest rate were to increase during the loan period. The “stress debt service ratio” system was initially implemented in February 2024 and applied to mortgage loans in the banking sector. In September 2024, the scope of such system was expanded to apply to mortgage loans across all financial institutions as well as credit facilities in the banking sector, and in July 2025, it was further expanded to apply to mortgage loans, credit facilities with outstanding balances exceeding ~~W~~100 million and other household loans across all financial institutions.

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

Deposit Insurance System

The Depositor Protection Act provides, through a deposit insurance system, insurance for certain deposits of banks in Korea. Under the Depositor Protection Act, all banks governed by the Banking Act, including Shinhan Bank and Jeju Bank, are required to pay to the Korea Deposit Insurance Corporation an insurance premium on a quarterly basis at such rate as determined by the Presidential Decree to the Depositor Protection Act, which shall not exceed 0.5% of the bank’s insurable deposits in any given year. The current insurance premium is 0.02% of insurable deposits for each quarter. If the Korea Deposit Insurance Corporation pays the insured amount, it will acquire the claims of the depositors within the payment amount. The Korea Deposit Insurance Corporation insures up to a total of ~~W~~100 million per depositor per bank, which limit increased from ~~W~~50 million through an amendment to the Presidential Decree to the Depositor Protection Act of Korea that became effective in September 2025.

The Financial Consumer Protection Act

The FCP Act, which became effective in March 2021, unifies the systems for the protection of consumers of financial products, which had been dispersed across various laws, while tightening the existing consumer protection systems to strengthen the rights afforded to consumers of financial products. Banks under the Banking Act are financial instrument distributors subject to the FCP Act, and deposit and loan products under the Banking Act are financial instruments subject to the FCP Act.

Under the FCP Act, a financial instrument distributor who intends to sell financial instruments shall comply with the following requirements: (i) confirmation of suitability and adequacy of financial instruments, (ii) compliance with the duty to explain, (iii) prohibition of unfair sales activities, (iv) prohibition of undue solicitation, and (v) prohibition of false or exaggerated advertising, etc. (collectively, the “Sales Principles”). If a financial instrument distributor breaches any of the Sales Principles, consumers may request the termination of such financial instrument within a period to be prescribed by a Presidential Decree and are entitled to unilaterally terminate the contract if the financial instrument distributor fails to present a justifiable reason for not accepting the consumer’s request. Consumers who purchased a loan product, in particular, shall be entitled to withdraw from the contract within 14 days from the later of (i) the date of receipt of the proceeds pursuant to the contract and (ii) the execution date of the contract (or the date of receipt of the documents necessary for execution of the contract (if required under the FCP Act), regardless of whether the financial instrument distributor breached any of the Sales Principles. When a consumer files a lawsuit for damages against a financial instrument distributor for breach of the duty to explain, the financial instrument distributor (and not the consumer) shall bear the burden of proof to prove that no willful conduct or negligence was involved in the breach of such duty to explain. In the event of a dispute with a financial instrument distributor, consumers may apply for mediation to the Dispute Mediation Committee of the Financial Services Commission. If a financial instrument distributor files a lawsuit with a court while such mediation is in progress, the court may suspend the litigation proceedings. For certain small-sum cases, a financial instrument distributor may not file a lawsuit with a court until the completion of such mediation. Financial instrument distributors must accept requests from its consumers to access information for purposes of litigation or mediation. In the event the Financial Services Commission determines that there is a clear risk that a financial product may cause significant damage to the properties of customers, the Financial Services Commission may prohibit or restrict the solicitation of, and execution of a contract for, such financial product.

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

A credit card company must ensure that its total assets do not exceed eight times the amount of its equity capital. However, if the credit card company cannot comply with such limit due to the occurrence of unavoidable events such as drastic changes in the domestic and global financial markets, such limit of its total assets compared to the equity capital may be adjusted by a resolution of the Financial Services Commission. A non-credit card company must ensure that its total asset does not exceed eight times the amount of its equity capital.

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

Disclosure and Reports

Pursuant to the Specialized Credit Financial Business Act and the regulations thereof, a credit card company must disclose any material matters relating to management performance, profits and losses, corporate governance, competence of the employees or risk management within three months from the end of each fiscal year and within two months from the end of the first half of the fiscal year. In addition, a credit card company is required to disclose on an ongoing basis certain matters such as the occurrence of non-performing loans, a financial incident or losses exceeding certain amounts. In addition, under the regulations issued by the Financial Services Commission, a credit card company or a licensed bank engaging in the credit card business must submit such report as required by the Governor of the Financial Supervisory Service, with certain important matters being reported as frequently as each month. In addition, all companies engaged in the specialized credit financial business under the Specialized Credit Financial Business Act, including, without limitation, credit card companies, must file a report to the Financial Supervisory Service regarding the result of settlement of accounts within one month after the end of its fiscal year. Also, these companies are required to conduct a provisional settlement of accounts for each quarter and file a report to the Financial Supervisory Service within one month after the end of such quarter.

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

Credit card companies and licensed banks engaged in the credit card business are subject to restrictions on credit card solicitation methods under the Specialized Credit Finance Business Act and its subordinate regulations, including restrictions on providing excessive economic benefits in connection with card issuance, as well as street solicitation, unsolicited visits, pyramid sales and certain forms of solicitation via the Internet.

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

Capital Adequacy

The Insurance Business Act requires a minimum paid-in capital of ~~W~~30 billion for an insurance company; provided, that, an insurance company which intends to engage in only certain types of insurance policies may have a lower paid-in capital pursuant to the Presidential Decree of the Insurance Business Act.

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

ITEM 4.C.	Organizational Structure

We currently have 15 direct and 34 indirect significant subsidiaries. The following diagram provides an overview of our organizational structure, including our significant subsidiaries and our ownership of such subsidiaries as of the date of this annual report:

Shinhan Financial Group

- **SHINHAN BANK (100%)**
  - SHINHAN BANK VIETMAN LTD (100%)
  - SHINHAN BANK AMERICA (100%)
  - SHINHAN BANK EUROPE GmbH (100%)
  - SHINHAN BANK(CAMBODIA) PLC (97.50%)
  - SHINHAN BANK JAPAN (100%)
    - SBJ DNX Co., Ltd (90.00%)
  - SHINHAN BANK KAZAKHSTAN (100%)
  - SHINHAN BANK CHINA LIMITED (100%)
  - SHINHAN BANK CANADA (100%)
  - BANCO SHINHAN DE MEXICO (99.99%)
  - PT BANK SHINHAN INDONESIA (99.00%)
- **JEJU BANK (64.01%)**
- **SHINHAN FUND PARTNERS (99.79%)**
- **SHINHAN CAPITAL (100%)**
  - SHINHAN WE VENTURE DEBT PEF No.1 (34.48%)
  - Shinhan SC LowyNo.1 Private Credit Fund (31.38%)
- **SHC MANAGEMENT (100%)** Note)
- **SHINHAN SAVINGS BANK (100%)**
- **SHINHAN ASSET TRUST (100%)**
- **SHINHAN DS (100%)**
  - SHINHAN DS VIETNAM CO. LTD (100%)
- **SHINHAN SECURITIES (100%)**
  - SHINHAN SECURITIES AMERICA INC. (100%)
  - SHINHAN SECURITIES ASIA LIMITED (100%)
  - SHINHAN SECURITIES VIETNAM CO., LTD (100%)
  - PT SHINHAN SECURITIES INDONESIA (98.99%)
  - SHINHAN PRAXIS K-GROWTH GLOBAL PEF (14.15%)
  - SHINHAN SKS CORPORATE FINANCE STABILIZATION PEF (9.59%)
  - Atomos Specialty No.1 Private Equity Fund (10.00%)
- **SHINHAN REITs MANAGEMENT (100%)**
- **SHINHAN CARD (100%)**
  - SHINHAN CREDIT INFORMATION (100%)
  - LLP MFO SHINHAN FINANCE (70.61%)
  - PT SHINHAN INDO FINANCE (76.33%)
  - SHINHAN MICROFINANCE Co., Ltd. (100%)
  - SHINHAN VIETNAM FINANCE Co., Ltd. (100%)
- **SHINHAN ASSET MANAGEMENT (100%)**
  - JS SHINHAN PRIVATE EQUITY FUND (0.06%)
  - SHINHAN QED PRIVATE EQUITY FUND No.1 (8.35%)
- **SHINHAN LIFE (100%)**
  - SHINHAN FINANCIAL PLUS (100%)
  - SHINHAN LIFE INSURANCE VIETMAN LLC (100%)
  - SHINHAN LIFECARE (100%)
- **SHINHAN VENTURE INVESTMENT (100%)**
  - NEOPLUX 3RD PEF (10.00%)
  - SHINHAN RIO GREEN PRIVATE EQUITY FUND (0.38%)
  - ShinhanHelioBlack Private Equity Fund (19.67%)
- **SHINHAN EZ GENERAL INSURANCE (91.72%)**

Note) SHC MANAGEMENT is the former liquidation entity of SHINHAN CARD and is currently undergoing the liquidation process

All of our subsidiaries are incorporated in Korea, except for the following:

•	Shinhan Bank America (incorporated in the United States);

•	Shinhan Bank Canada (incorporated in Canada);

•	Shinhan Bank (China) Limited (incorporated in the People’s Republic of China);

•	Shinhan Bank Europe GmbH (incorporated in Germany);

•	Shinhan Bank Kazakhstan Limited (incorporated in Kazakhstan);

•	Shinhan Bank Japan (incorporated in Japan);

•	Shinhan Bank (Cambodia) PLC (incorporated in Cambodia);

•	Shinhan Bank Vietnam Ltd. (incorporated in Vietnam);

•	PT Bank Shinhan Indonesia (incorporated in Indonesia);

•	Banco Shinhan de Mexico (incorporated in Mexico);

•	LLP MFO Shinhan Finance (incorporated in Kazakhstan);

•	PT Shinhan Indo Finance (incorporated in Indonesia);

•	Shinhan Microfinance Co., Ltd. (incorporated in Myanmar);

•	Shinhan Vietnam Finance Company Ltd. (incorporated in Vietnam);

•	Shinhan Securities America Inc. (incorporated in the United States);

•	Shinhan Securities Asia Limited (incorporated in Hong Kong);

•	Shinhan Securities Vietnam Co., Ltd. (incorporated in Vietnam);

•	PT Shinhan Sekuritas Indonesia (incorporated in Indonesia);

•	Shinhan Life Insurance Vietnam LLC (incorporated in Vietnam);

•	Shinhan DS Vietnam Co. Limited (incorporated in Vietnam); and

•	SBJ DNX Co., Ltd. (incorporated in Japan).

ITEM 4.D.	Properties

The following table provides information regarding certain of our properties in Korea.

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Registered office and corporate headquarters	20, Sejong-daero 9-gil, Jung-gu, Seoul, Korea 04513	59,519	5,418
Shinhan Card headquarters	100, Eulji-ro, Jung-gu, Seoul, Korea 04551	65,774	4,634
Shinhan Centennial Building	29, Namdaemun-ro 10-gil, Jung-gu, Seoul, Korea 04540	19,697	1,389
Shinhan Bank Gwanggyo Branch	54, Cheonggyecheon-ro, Jung-gu, Seoul, Korea 04540	16,727	6,783
Shinhan Myongdong Branch	43, Myeongdong-gil, Jung-gu, Seoul, Korea 04534	8,936	1,017

		Area (In square meters)
Type of Facility	Location	Building	Site (If Different)
Shinhan Youngdungpo Branch	27, Yeongjung-ro, Yeoungdeungpo-gu, Seoul, Korea 07301	6,171	1,983
Shinhan Back Office Support Center	1311, Jungang-ro, Ilsandong-gu, Goyang-si, Gyeonggi-do, Korea 10401	25,238	5,856
Shinhan Bank Back Office and Call Center	251, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06225	40,806	7,964
Shinhan Bank Back Office and Storage Center	1221, 1sunwhan-ro, Sangdang-gu, Cheongju-Si, Chungcheongbuk-do, Korea 28777	6,019	5,376
Shinhan Card Yoksam-Dong Building	176, Yeoksam-ro, Gangnam-gu, Seoul, Korea 06248	7,348	1,185
Shinhan Data Center	67, Digital Valley-ro, Suji-gu, Yongin-si, Gyeonggi-do, Korea 16878	45,277	9,114

Our subsidiaries own or lease various land and buildings for their branches and sales offices.

As of December 31, 2025, Shinhan Bank had a countrywide network of 650 branches. Approximately 20% of these facilities were housed in buildings owned by us, while the remaining branches were leased properties. Lease terms are generally between two to three years and generally do not exceed five years. As of December 31, 2025, Jeju Bank had 29 branches of which we own 12 of the buildings in which the facilities are located, representing 41.4% of its total branches. Lease terms are generally between one to two years and seldom exceed five years.

As of December 31, 2025, Shinhan Card had 42 branches, including its headquarters, all but three of which were leased. Lease terms are generally between one to two years. As of December 31, 2025, Shinhan Securities had a nationwide network of 60 branches of which we own one of the buildings. As of December 31, 2025, Shinhan Life Insurance had 238 branches, which we lease for a term of generally one to two years.

The net book value of all the properties owned by us on December 31, 2025 was ~~W~~2,865 billion. We do not own any material properties outside of Korea.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

We do not have any unresolved comments from the staff of the U.S. Securities and Exchange Commission regarding our periodic reports under the Exchange Act.

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

Overview

We are one of the leading financial institutions in Korea in terms of total assets, revenues, profitability and capital adequacy, among others. Incorporated on September 1, 2001, we are the first privately-held financial holding company to be established in Korea. Since inception, we have developed and introduced a wide range of financial products and services in Korea. We seek to deliver comprehensive financial solutions to our customers through a convenient one-portal online network and mobile application.

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

The following provides a discussion of the major trends surrounding the general economy and the financial services sector in Korea in 2025 and our current outlook for 2026 as they relate to our core businesses. The following discussion represents the subjective view of our management and may significantly differ from the actual results for 2026.

Trends in the Korean Economy

The Korean economy is closely tied to, and is affected by developments in, the global economy. The overall prospects for the Korean and global economy in 2026 and beyond remain uncertain. In recent years, the global financial markets have experienced significant volatility as a result of, among other things:

•

a deterioration in economic and trade relations between the United States and its trading partners, including as a result of the imposition of significant tariffs by the United States on its trading partners, which has been followed by retaliatory tariffs in some cases;

•

escalations in trade protectionism globally and geopolitical tensions in East Asia and the Middle East (including those resulting from the military conflicts between Iran and other countries, including the United States and Israel);

•

hostilities, political or social tensions involving Russia (including the Russia-Ukraine war and the ensuing sanctions against Russia) and the resulting adverse effects on the global supply of oil and other natural resources and the global financial markets;

•	interest rate fluctuations as well as perceived or actual changes in policy rates, or other monetary and fiscal policies set forth, by the U.S. Federal Reserve and other central banks;

•	increased uncertainties in the global financial markets and industry;

•	a rise in inflation rates and volatility in stock markets and exchange rates worldwide;

•	the slowdown of economic growth in China and other major emerging market economies;

•	the occurrence of severe health epidemics, such as the COVID-19 pandemic; and

•	financial and social difficulties affecting many countries worldwide, in particular in Latin America and Europe.

In light of the high level of interdependence of the global economy, unfavorable changes in the global financial markets, including as a result of any of the foregoing developments, could have a material adverse effect on the Korean economy and financial markets, and in turn on our business, financial condition and results of operations.

Future events involving limited liquidity, defaults, non-performance or other adverse developments that affect the financial services industry generally or financial institutions, transactional counterparties or other companies in the financial services industry, or concerns or rumors about any events of these kinds or other similar risks, may lead to market-wide liquidity problems or increase our risk in various dealings with our counterparties, among others. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, could adversely affect our results of operations and financial condition.”

Based on preliminary data, Korea’s GDP growth in 2025 was 1.0% (at chained 2020 year prices) compared with 2.0% in 2024, primarily due to subdued domestic demand despite strong export performance. Private consumption improved gradually in the second half of 2025, supported by government stimulus measures and improved equity market conditions, although such improvement remained constrained by elevated household debt levels and structural demographic factors. Gross fixed capital formation declined during 2025, with construction investment contracting sharply amid a prolonged downturn in the real estate market and a buildup of unsold housing inventory outside the Seoul metropolitan area. Equipment investment and investment in intellectual property products increased modestly during the year. Exports remained the primary driver of economic growth, supported in part by strong demand for AI-related semiconductor products. Consumer price inflation remained stable at around 2% during 2025. The Bank of Korea maintained an accommodative monetary policy stance during the first half of 2025 but adopted a more cautious approach toward additional policy rate cuts in the second half amid concerns regarding household debt levels, housing market stability and exchange rate volatility. Government bond yields were relatively stable in the first half of 2025 before rising in the second half. The value of the Won relative to major foreign currencies in general and the U.S. dollar in particular has depreciated significantly in recent years and has been subject to significant volatility.

As a result of volatile conditions in the Korean and global economies and financial markets, as well as factors such as fluctuations in oil and commodity prices, high inflation rates, increased uncertainties resulting from geopolitical tensions, interest and exchange rate fluctuations, higher unemployment, lower consumer confidence, stock market volatility, changes in fiscal and monetary policies and continued tensions with North Korea, the economic outlook for the financial services sector in Korea in 2026 and for the foreseeable future remains highly uncertain.

Recent Developments and Outlook for the Korean Financial Sector

Commercial Banking

The year 2025 was characterized by heightened uncertainty in the global economy, driven primarily by increasing protectionist policies in the United States and ongoing geopolitical risks. Domestically, the financial environment also experienced significant volatility, particularly following the launch of a new administration, as shifts in policy direction and a sharp rise in equity markets accelerated the reallocation of financial assets toward capital markets.

We expect that global economic uncertainty and financial market volatility will persist in 2026, which may also place ongoing pressure on the commercial banking industry. In addition, rapid technological advancements, particularly those associated with AI, are reshaping the definition of financial services and are expected to further accelerate the pace of change in the financial industry.

Credit Cards

In 2025, the operating environment for the credit card industry remained uncertain due to various domestic and global factors, including political developments in the United States and Korea, elevated exchange rate levels and a decline in households’ real purchasing power. In 2026, the Korean digital payment industry (including the credit card industry) is expected to remain challenging due to high levels of household debt, delayed improvements in funding costs and structural demographic trends, including declining birth rates and an aging population, which may contribute to weaker consumption growth and an uncertain operating environment for credit card companies in Korea.

Securities

In 2025, the Korean securities industry benefited from a favorable operating environment, resulting in improved earnings. Amid political shifts in the United States and Korea and rapid advances in AI technologies affecting financial markets broadly, the KOSPI index trended upward, leading to increased trading volumes in both domestic and global equity markets. In 2026, it is expected that structural constraints, including global geopolitical risks, elevated exchange rate levels, demographic changes and household debt burdens will persist, which may lead to significant volatility in the securities market, highlighting the importance of managing credit risk and capital burdens while capturing short-term earnings opportunities.

Life Insurance

In 2025, the Korean life insurance industry faced a challenging operating environment. Although the rate of inflation stabilized as interest rate cuts continued, the Korean real economy showed limited signs of recovery due to the accumulated levels of household debt and a delayed recovery in consumer spending, highlighting the importance of capital management strategies against interest rate and foreign exchange volatility. In 2026, structural demographic challenges and intensifying competition are expected to necessitate a strengthened capacity to provide differentiated products and services, while revised actuarial assumptions and the K-ICS ratio systems are expected to drive qualitative growth, customer satisfaction and internal control competencies.

Credit

In 2025, the Korean stock market recorded significant gains and the real economy showed signs of recovery, supported by Government-led efforts to revitalize the financial markets. However, the prolonged downturn in the real estate market continued to present unfavorable business conditions and heightened operating uncertainty. In 2026, the operating environment is expected to remain challenging due to political and geopolitical uncertainties, foreign exchange rate volatility, and inflationary pressures. Nevertheless, efforts by the Government to expand investment in advanced and venture companies and promote productive finance for sustainable growth are expected to support a more favorable investment environment for the credit finance industry.

Asset Management

In 2025, the Korean asset management industry exprienced an upward trend driven by improving market conditions domestically and overseas, which was partly attributable to government policy initiatives aimed at supporting the financial markets, although the downturn in the real estate market in Korea continued for a multi-year period, and overall market conditions remained subdued. The rise in the KOSPI index, however, led to increased equity fund inflows and a corresponding rise in fee income. In 2026, the asset management industry is expected to show stagnant growth as global regulatory shifts, including U.S. tariff policies, and geopolitical tensions, particularly in the Middle East, increase market uncertainty for the foreseeable future.

Interest Rates

Interest rate movements, in terms of magnitude and timing as well as their relative impact on our assets and liabilities, have a significant impact on our net interest margins and profitability, particularly with respect to our financial products that are sensitive to such movements. See “Item 3.D. Risk Factors — Risks Relating to Our Overall Business — Changes in interest rates, foreign exchange rates, bond and equity prices, and other market factors have affected and will continue to affect our business, results of operations and financial condition.”

The interest rate charged to customers by our banking subsidiaries is based, in part, on the “cost of funds index,” or COFIX, which is published by the Korean Federation of Banks. See “Item 4.B. Business Overview — Our Principal Activities — Retail Banking Services — Pricing.” The following table shows certain benchmark Won-denominated borrowing interest rates as of the dates indicated.

	Corporate Bond Rates(1)	Treasury Bond Rates(2)	Certificate of Deposit Rates(3)	COFIX Balance- Based(4)	New COFIX Balance-Based(5)	COFIX New Borrowing-Based(6)
June 30, 2021	1.81	1.45	0.68	1.02	0.81	0.82
December 31, 2021	2.41	1.80	1.29	1.19	0.94	1.55
June 30, 2022	4.36	3.55	2.04	1.68	1.31	1.98
December 30, 2022	5.20	3.73	3.98	3.19	2.65	4.34
June 30, 2023	4.46	3.66	3.75	3.76	3.14	3.56
December 29, 2023	3.89	3.15	3.83	3.89	3.35	4.00
June 28, 2024	3.64	3.18	3.60	3.74	3.20	3.56
December 31, 2024	3.28	2.60	3.39	3.53	3.07	3.35
June 30, 2025	2.95	2.46	2.56	3.14	2.71	2.63
December 31, 2025	3.46	2.95	2.81	2.83	2.48	2.81

Source: Korea Financial Investment Association

Notes:

(1)	Measured by the yield on three-year AA- rated corporate bonds.
(2)	Measured by the yield on three-year treasury bonds.
(3)	Measured by the yield on certificates of deposit (with maturity of 91 days).
(4)	Measured based on the weighted average of the borrowing rates for the monthly ending balances of the funding made by commercial banks that are subject to the COFIX reporting.
(5)

New COFIX on Outstanding Balance (the “New COFIX”) is a benchmark COFIX introduced in July 2019. The New COFIX also takes into account other deposits such as inter-bank time deposits and non-resident deposits and other funding sources, such as subordinated bonds and convertible bonds, in calculating the weighted average of the borrowing rates for the monthly ending balances of the funding made by commercial banks that are subject to the COFIX reporting.

(6)	Measured based on the weighted average of the borrowing rates for new funding for each month made by commercial banks that are subject to the COFIX reporting.

Average Balance Sheet and Volume and Rate Analysis

Average Balances and Related Interest

The following table shows our average balances and interest rates, as well as the net interest spread, net interest margin and average asset liability ratio, for the years ended December 31, 2023, 2024 and 2025.

	For the Years Ended December 31,
	2023					2024					2025
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Assets:
Interest-earning assets
Due from banks(2)
Domestic	~~W~~	8,297	~~W~~	337	4.06%	~~W~~	8,172	~~W~~	327	4.00%	~~W~~	9,303	~~W~~	343	3.70%
Foreign		5,056		254	5.02		6,664		453	6.81		7,692		439	5.70

Total		13,353		591	4.42		14,836		780	5.26		16,995		782	4.60

Loans(3)
Domestic
Retail loans		142,295		6,990	4.91		147,603		6,995	4.74		155,185		7,294	4.70
Corporate loans		195,180		9,886	5.07		213,723		10,430	4.88		221,911		8,881	4.00
Securities purchased with agreements to resell		2,634		66	2.51		4,502		76	1.68		4,073		68	1.68
Other corporate loans		192,546		9,820	5.10		209,221		10,354	4.95		217,838		8,813	4.05
Public and other loans		4,245		219	5.17		4,986		255	5.11		5,078		217	4.27
Loans to banks		4,322		245	5.67		1,957		137	6.98		2,471		152	6.17
Credit card loans		27,673		2,127	7.69		27,688		2,219	8.02		28,260		2,298	8.13
Foreign
Retail loans		11,844		757	6.39		12,926		790	6.11		14,423		830	5.75
Corporate loans		26,161		1,407	5.38		28,188		1,518	5.38		32,073		1,600	4.99
Securities purchased with agreements to resell		32		1	2.39		11		1	11.49		57		2	3.96
Other corporate loans		26,129		1,406	5.38		28,177		1,517	5.38		32,016		1,598	4.99
Loans to banks		2,581		132	5.12		2,362		131	5.53		1,791		95	5.29
Credit card loans		294		35	12.04		295		36	12.46		267		34	12.80

Total loans		414,595		21,798	5.26		439,728		22,511	5.12		461,459		21,401	4.64

Securities(4)
Domestic		173,269		4,481	2.59		184,557		5,224	2.83		189,270		5,074	2.68
Foreign		6,103		335	5.48		7,005		315	4.50		8,246		357	4.34

Total		179,372		4,816	2.68		191,562		5,539	2.89		197,516		5,431	2.75

Reinsurance contract assets
Domestic		2		—	5.38		18		2	12.19		390		14	3.55
Foreign		—		—	—		—		—	—		—		—	—

Total		2		—	5.38		18		2	12.19		390		14	3.55

Other interest-earning assets
Domestic		—		133	—		—		153	—		—		133	—
Foreign		—		1	—		—		7	—		—		9	—

Total		—		134	—		—		160	—		—		142	—

Total interest-earning assets	~~W~~	607,322	~~W~~	27,339	4.50%	~~W~~	646,144	~~W~~	28,992	4.49%	~~W~~	676,360	~~W~~	27,770	4.10%

	For the Years Ended December 31,
	2023					2024					2025
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Non-interest-earning assets
Cash and due from banks	~~W~~	18,054				~~W~~	21,745				~~W~~	22,416
Derivative assets		5,679					6,063					7,112
Property and equipment and intangible assets		10,170					10,170					10,041
Other non-interest-earning assets		38,808					40,094					44,983

Total non-interest-earning assets	~~W~~	72,711				~~W~~	78,072				~~W~~	84,552

Total assets	~~W~~	680,033	~~W~~	27,339		~~W~~	724,216	~~W~~	28,992		~~W~~	760,912	~~W~~	27,770

Liabilities:
Interest-bearing liabilities
Deposits
Domestic
Demand deposits	~~W~~	54,072	~~W~~	582	1.08%	~~W~~	54,926	~~W~~	603	1.10%	~~W~~	56,828	~~W~~	580	1.02%
Savings deposits		96,305		801	0.83		97,744		798	0.82		104,039		705	0.68
Time deposits		184,472		7,194	3.90		200,499		7,419	3.70		212,439		6,518	3.07
Other deposits		8,896		348	3.92		7,961		311	3.91		7,822		225	2.88
Foreign
Demand deposits		8,372		44	0.53		8,295		57	0.68		8,945		64	0.72
Savings deposits		877		27	3.10		875		27	3.14		1,000		27	2.70
Time deposits		20,271		640	3.16		25,087		841	3.35		28,124		901	3.20
Other deposits		4,347		155	3.57		3,873		165	4.25		4,548		182	4.01

Total interest-bearing deposits		377,612		9,791	2.59		399,260		10,221	2.56		423,745		9,202	2.17

Financial liabilities designated at FVTPL
Domestic		182		10	5.38		254		13	5.23		285		15	5.18
Foreign		—		—	—		—		—	—		—		—	—

Total		182		10	5.38		254		13	5.23		285		15	5.18

Borrowings
Domestic
Securities sold with agreements to repurchases		12,437		444	3.57		15,773		512	3.24		13,032		363	2.79
Other borrowings		30,675		922	3.01		29,865		849	2.84		30,116		717	2.38
Foreign
Securities sold with agreements to repurchases		36		3	6.72		3		—	4.07		37		2	4.69
Other borrowings		10,169		527	5.19		9,933		501	5.05		9,919		453	4.57

Total interest-bearing borrowings		53,317		1,896	3.56		55,574		1,862	3.35		53,104		1,535	2.89

Debt securities issued
Domestic		75,749		2,722	3.59		86,980		3,388	3.89		91,159		3,316	3.64
Foreign		250		13	5.30		425		21	4.91		367		17	4.71

Total		75,999		2,735	3.60		87,405		3,409	3.90		91,526		3,333	3.64

Insurance contract liabilities
Domestic		46,307		1,705	3.68		49,708		1,685	3.39		51,881		1,667	3.21
Foreign		3		—	—		6		—	1.14		—		—	—

Total		46,310		1,705	3.68		49,714		1,685	3.39		51,881		1,667	3.21

	For the Years Ended December 31,
	2023					2024					2025
	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate	Average Balance(1)		Interest Income/ Expense		Yield / Rate

	(In billions of Won, except percentages)
Other interest-bearing liabilities
Domestic		5,911		373	6.31		7,538		389	5.16		8,746		315	3.60
Foreign		153		11	7.25		189		11	5.85		256		9	3.76

Total		6,064		384	6.33		7,727		400	5.18		9,002		324	3.61

Total interest-bearing liabilities	~~W~~	559,484	~~W~~	16,521	2.95%	~~W~~	599,934	~~W~~	17,590	2.93%	~~W~~	629,543	~~W~~	16,076	2.55%

Non-interest-bearing liabilities
Non-interest-bearing deposits	~~W~~	4,557				~~W~~	4,250				~~W~~	4,572
Derivatives liabilities		6,494					6,112					6,760
Other non-interest-bearing liabilities		53,809					56,208					60,019

Total non-interest-bearing liabilities	~~W~~	64,860				~~W~~	66,570				~~W~~	71,351

Total liabilities	~~W~~	624,344	~~W~~	16,521		~~W~~	666,504	~~W~~	17,590		~~W~~	700,894	~~W~~	16,076

Total equity attributable to equity holder of the Group		52,892					55,059					57,334
Non-controlling interests		2,797					2,653					2,684

Total liabilities and equity	~~W~~	680,033	~~W~~	16,521		~~W~~	724,216	~~W~~	17,590		~~W~~	760,912	~~W~~	16,076

Net interest spread(5)					1.55%					1.56%					1.55%
Net interest margin(6)					1.78%					1.76%					1.73%
Average asset liability ratio(7)					108.55%					107.70%					107.44%

Notes:

(1)	Average balances are based on (a) monthly balances for Shinhan Bank and (b) quarterly balances for other subsidiaries.
(2)	Due from banks as of December 31, 2023, 2024 and 2025 consist of cash and due from banks at amortized cost and deposits at fair value through profit or loss.
(3)

Non-accruing loans are included in the respective average loan balances. Income on such non-accruing loans is no longer recognized from the date the loan is placed under nonaccrual status. We reclassify loans as accruing when interest (including default interest) and principal payments are current. Loans as of December 31, 2023, 2024 and 2025 consist of loans at amortized cost and loans at fair value through profit or loss.

(4)

Average balance and yield on securities are based on book value. Securities as of December 31, 2023, 2024 and 2025 consist of securities at fair value through profit or loss, securities at fair value through other comprehensive income, and securities at amortized cost.

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

Analysis of Changes in Net Interest Income — Volume and Rate Analysis

The following table provides an analysis of changes in interest income, interest expense and net interest income between changes in volume and changes in rates for (i) 2025 compared to 2024 and (ii) 2024 compared to 2023. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest-bearing liabilities in proportion to absolute volume and rate change. The variance caused by the change in both volume and rate has been allocated in proportion to the absolute volume and rate change.

	From 2024 to 2025 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks
Domestic	~~W~~	43	~~W~~	(27)	~~W~~	16
Foreign		64		(78)		(14)

Total		107		(105)		2

Loans:
Domestic
Retail loans		357		(58)		299
Corporate loans		387		(1,936)		(1,549)
Public and other loans		5		(43)		(38)
Loans to banks		33		(18)		15
Credit card loans		46		33		79
Foreign
Retail loans		88		(48)		40
Corporate loans		199		(117)		82
Loans to banks		(30)		(6)		(36)
Credit card loans		(4)		2		(2)

Total loans		1,081		(2,191)		(1,110)

Securities
Domestic		131		(281)		(150)
Foreign		54		(12)		42

Total		185		(293)		(108)

Reinsurance contract assets
Domestic		15		(3)		12
Foreign		—		—		—

Total		15		(3)		12

Other interest-earning assets
Domestic		—		(20)		(20)
Foreign		—		2		2

Total		—		(18)		(18)

Total interest income	~~W~~	1,388	~~W~~	(2,610)	~~W~~	(1,222)

	From 2024 to 2025 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest expense
Deposits:
Domestic
Demand deposits	~~W~~	20	~~W~~	(43)	~~W~~	(23)
Savings deposits		49		(142)		(93)
Time deposits		422		(1,323)		(901)
Other deposits		(5)		(81)		(86)
Foreign
Demand deposits		5		2		7
Savings deposits		4		(4)		—
Time deposits		98		(38)		60
Other deposits		27		(10)		17

Total interest-bearing deposits		620		(1,639)		(1,019)

Financial liabilities designated at FVTPL
Domestic		2		—		2
Foreign		—		—		—

Total		2		—		2

Borrowings
Domestic		(71)		(210)		(281)
Foreign		1		(47)		(46)

Total		(70)		(257)		(327)

Debt securities issued
Domestic		158		(230)		(72)
Foreign		(3)		(1)		(4)

Total		155		(231)		(76)

Insurance contract liabilities
Domestic		72		(90)		(18)
Foreign		—		—		—

Total		72		(90)		(18)

Other interest-bearing liabilities
Domestic		56		(130)		(74)
Foreign		3		(5)		(2)

Total		59		(135)		(76)

Total interest expense		838		(2,352)		(1,514)

Net increase (decrease) in net interest income	~~W~~	550	~~W~~	(258)	~~W~~	292

	From 2023 to 2024 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Increase (decrease) in interest income
Due from banks
Domestic	~~W~~	(5)	~~W~~	(5)	~~W~~	(10)
Foreign		94		105		199

Total		89		100		189

Loans:
Domestic
Retail loans		256		(251)		5
Corporate loans		914		(370)		544
Public and other loans		38		(2)		36
Loans to banks		(155)		47		(108)
Credit card loans		1		91		92
Foreign
Retail loans		67		(34)		33
Corporate loans		109		2		111
Loans to banks		(12)		11		(1)
Credit card loans		—		1		1

Total loans		1,218		(505)		713

Securities
Domestic		303		440		743
Foreign		46		(66)		(20)

Total		349		374		723

Reinsurance contract assets
Domestic		2		—		2
Foreign		—		—		—

Total		2		—		2

Other interest-earning assets
Domestic		—		20		20
Foreign		—		6		6

Total		—		26		26

Total interest income	~~W~~	1,658	~~W~~	(5)	~~W~~	1,653

Increase (decrease) in interest expense
Deposits:
Domestic
Demand deposits	~~W~~	9	~~W~~	12	~~W~~	21
Savings deposits		12		(15)		(3)
Time deposits		605		(380)		225
Other deposits		(37)		—		(37)
Foreign
Demand deposits		—		13		13
Savings deposits		—		—		—
Time deposits		159		42		201
Other deposits		(18)		28		10

Total interest-bearing deposits		730		(300)		430

	From 2023 to 2024 Interest Increase (Decrease) Due to Change in
	Volume		Rate		Change

	(In billions of Won)
Financial liabilities designated at FVTPL
Domestic		3		—		3
Foreign		—		—		—

Total		3		—		3

Borrowings
Domestic		78		(83)		(5)
Foreign		(14)		(14)		(28)

Total		64		(97)		(33)

Debt securities issued
Domestic		426		240		666
Foreign		9		(1)		8

Total		435		239		674

Insurance contract liabilities
Domestic		120		(141)		(21)
Foreign		—		—		—

Total		120		(141)		(21)

Reinsurance contract liabilities
Domestic		—		—		—
Foreign		—		—		—

Total		—		—		—

Other interest-bearing liabilities
Domestic		92		(75)		17
Foreign		2		(3)		(1)

Total		94		(78)		16

Total interest expense		1,446		(377)		1,069

Net increase (decrease) in net interest income	~~W~~	212	~~W~~	372	~~W~~	584

Profitability Ratios and Other Data

	For the Years Ended December 31,
	2023	2024	2025
	(Percentages)
Profit attributable to the Group as a percentage of:
Average total assets(1)	0.66%	0.63%	0.67%
Average total Group equity(1)	8.47	8.28	8.87
Dividend payout ratio(2)	28.49	27.75	28.39
Net interest spread(3)	1.55	1.56	1.55
Net interest margin(4)	1.78	1.76	1.73
Efficiency ratio(5)	86.73	89.35	85.83
Cost-to-income ratio(6)	41.38	41.68	41.47
Cost-to-average assets ratio(1)(7)	5.73	6.98	5.52
Equity to average asset ratio(1)(8)	8.19	7.97	7.89

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
(5)

Represents the ratio of non-interest expense to the sum of net interest income and non-interest income. Efficiency ratio is used as a measure of efficiency for banks and financial institutions. Efficiency ratio may be reconciled to comparable line items in our income statements for the periods indicated below:

	For the Years Ended December 31,
	2023		2024		2025
	(In billions of Won, except percentages)
Non-interest expense (A)	~~W~~	38,984	~~W~~	50,568	~~W~~	41,986
Divided by:
The sum of net interest income and non-interest income (B)		44,949		56,597		48,915
Net interest income		10,818		11,402		11,694
Non-interest income		34,131		45,195		37,221
Efficiency ratio ((A) as a percentage of (B))		86.73%		89.35%		85.83%

(6)	Represents the ratio of general and administrative expenses to operating income before general and administrative expenses and provision for credit loss allowance and other provisions.
(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Represents the ratio of average equity to average total assets.

Results of Operations

2025 Compared to 2024

The following table sets forth, for the periods indicated, the principal components of our operating income.

	For the Years Ended December 31,
	2024		2025		% Change
	(In billions of Won, except percentages)
Net interest income	~~W~~	11,402	~~W~~	11,694	2.6%
Net fees and commission income		2,715		2,921	7.6
Net other operating expense		(7,658)		(7,592)	(0.9)

Operating income	~~W~~	6,459	~~W~~	7,023	8.7%

Net Interest Income

The following table shows, for the periods indicated, the principal components of our net interest income.

	For the Years Ended December 31
	2024		2025		% Change

	(In billions of Won, except percentages)
Interest income:
Cash and due from banks at amortized cost	~~W~~	780	~~W~~	781	0.1%
Deposits at fair value through profit or loss		—		1	N/M
Securities at fair value through profit or loss		1,693		1,499	(11.5)
Securities at fair value through other comprehensive income		2,744		2,888	5.2
Securities at amortized cost		1,102		1,044	(5.3)
Loans at amortized cost		22,411		21,312	(4.9)
Loans at fair value through profit or loss		100		89	(11.0)
Insurance finance interest income		219		232	5.9
Others		160		142	(11.3)

Total interest income	~~W~~	29,209	~~W~~	27,988	(4.2)%

Interest expense:
Deposits	~~W~~	10,221	~~W~~	9,202	(10.0)%
Financial liabilities designated at FVTPL		13		15	15.4
Borrowings		1,862		1,535	(17.6)
Debt securities issued		3,409		3,333	(2.2)
Insurance finance interest expense		1,902		1,885	(0.9)
Others		400		324	(19.0)

Total interest expense	~~W~~	17,807	~~W~~	16,294	(8.5)%

Net interest income	~~W~~	11,402	~~W~~	11,694	2.6%

Net interest margin(1)		1.76%		1.73%

N/M = not meaningful.

Note:

(1)	Represents the ratio of net interest income to average interest-earning assets. See “— Average Balance Sheet and Volume and Rate Analysis — Average Balances and Related Interest.”

Interest income. Interest income decreased by 4.2% to ~~W~~27,988 billion in 2025 from ~~W~~29,209 billion in 2024, primarily due to a 4.9% decrease in interest income on loans to ~~W~~21,401 billion in 2025 from ~~W~~22,511 billion in 2024. Interest income on loans decreased primarily due to a 48 basis point decrease in the average yield on loans to 4.64% in 2025 from 5.12% in 2024, driven by the two base interest rate reductions by the Bank of Korea in 2025, which was partially offset by a 4.9% increase in the average balance of loans to ~~W~~461,459 billion in 2025 from ~~W~~439,728 billion in 2024.

More specifically, the change in interest income on loans was primarily due to the following:

•

a 12.3% decrease in interest income on corporate loans to ~~W~~10,481 billion in 2025 from ~~W~~11,948 billion in 2024, primarily due to an 81 basis point decrease in the average yield on corporate loans to 4.13% in 2025 from 4.94% in 2024, which was partially offset by a 5.0% increase in the average balance of corporate loans to ~~W~~253,984 billion in 2025 from ~~W~~241,911 billion in 2024. The average yield on corporate loans decreased primarily as a result of the general decrease in market interest rates in Korea, largely driven by the two base interest rate reductions by the Bank of Korea in 2025, as discussed above. The average balance of corporate loans increased principally due to expanded capital expenditures and increased working capital demand from corporate borrowers; and

•

a 4.4% increase in interest income on retail loans to ~~W~~8,124 billion in 2025 from ~~W~~7,785 billion in 2024, primarily due to a 5.7% increase in the average balance of retail loans to ~~W~~169,608 billion in 2025 from ~~W~~160,529 billion in 2024, which was partially offset by a 6 basis point decrease in the average yield on retail loans to 4.79% in 2025 from 4.85% in 2024. The average balance of retail loans increased primarily as a result of growth in mortgage loans following a recovery in residential real estate transaction volumes in the first half of 2025. The average yield on retail loans decreased primarily as a result of the general decrease in market interest rates in Korea, largely driven by the two base interest rate reductions by the Bank of Korea in 2025, as discussed above. The base interest rate set by the Bank of Korea affects the market interest rate for certificates of deposit, which in turn largely determines our lending rates for a substantial majority of our retail loans.

Interest expense. Interest expense decreased by 8.5% to ~~W~~16,294 billion in 2025 from ~~W~~17,807 billion in 2024, due primarily to a 10.0% decrease in interest expense on deposits to ~~W~~9,202 billion in 2025 from ~~W~~10,221 billion in 2024 and, to a lesser extent, a 17.6% decrease in interest expense on borrowings to ~~W~~1,535 billion in 2025 from ~~W~~1,862 billion in 2024.

Interest expense on deposits decreased primarily due to a 39 basis point decrease in the average cost of deposits to 2.17% in 2025 from 2.56% in 2024, which was partially offset by a 6.1% increase in the average balance of deposits to ~~W~~423,745 billion in 2025 from ~~W~~399,260 billion in 2024. The decrease in the average cost of deposits resulted mainly from a 58 basis point decrease in the average cost of time deposits to 3.08% in 2025 from 3.66% in 2024, which was largely the result of lower average market interest rates for 2025 compared to 2024, as described above. The increase in the average balance of deposits was primarily due to a 6.6% increase in the average balance of time deposits to ~~W~~240,563 billion in 2025 from ~~W~~225,586 billion in 2024 and a 6.5% increase in the average balance of savings deposits to ~~W~~105,039 billion in 2025 from ~~W~~98,619 billion in 2024, which were both largely the result of a temporary increase in deposits from large corporate customers, reflecting higher deposit rates across the banking sector in the third quarter of 2025 in response to policy-driven funding demand.

Interest expense on borrowings decreased primarily as a result of a 46 basis point decrease in the average cost of borrowings to 2.89% in 2025 from 3.35% in 2024 and, to a lesser extent, a 4.4% decrease in the average balance of borrowings to ~~W~~53,104 billion in 2025 from ~~W~~55,574 billion in 2024. The decrease in the average cost of borrowings resulted mainly from lower interest rates applied to borrowings following the reductions in the base interest rate during 2025, as described above. The decrease in the average balance of borrowings was mainly driven by a decline in commercial paper issuances and reduced funding through repurchase agreements, as alternative funding sources, including corporate bond issuances, became more prevalent.

Net interest margin. Net interest margin represents the ratio of net interest income to the average balance of interest-earning assets. Net interest margin decreased by 3 basis points to 1.73% in 2025 from 1.76% in 2024, as a 4.7% increase in the average balance of interest-earning assets to ~~W~~676,360 billion in 2025 from ~~W~~646,144 billion in 2024, which was mainly driven by increases in the average balances of corporate and retail loans as discussed above, outpaced a 2.6% increase in net interest income to ~~W~~11,694 billion in 2025 from ~~W~~11,402 billion in 2024.

Net interest spread. Net interest spread, which represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, decreased by 1 basis point to 1.55% in 2025 from 1.56% in 2024, as a 39 basis point decrease in the average yield on interest-earning assets to 4.10% in 2025 from 4.49% in 2024 outpaced a 38 basis point decrease in the average cost of interest-bearing liabilities to 2.55% in 2025 from 2.93% in 2024. The average yield on interest-earning assets and the average cost of interest-bearing liabilities both decreased mainly as a result of the impact of the two base interest rate reductions by the Bank of Korea in 2025. However, such reductions in the base interest rate affected the average yield on interest-earning assets and the average cost of interest-bearing liabilities in different ways due to differences in average repricing frequency and relative maturity profiles. The increase in the average balance of interest-earning assets discussed above was mostly matched by a 4.9% increase in the average balance of interest-bearing liabilities to ~~W~~629,543 billion in 2025 from ~~W~~599,934 billion in 2024, which was largely due to an increase in the volume of deposits for the reasons discussed above.

Net Fees and Commission Income (Expense)

The following table shows, for the periods indicated, the principal components of our net fees and commission income.

	For the Years Ended December 31,
	2024		2025		% Change

	(In billions of Won, except percentages)
Fees and commission income:
Credit placement fees	~~W~~	73	~~W~~	64	(12.3)%
Commission received as electronic charge receipt		148		151	2.0
Brokerage fees		393		529	34.6
Commission received as agency		154		177	14.9
Investment banking fees		229		295	28.8
Commission received in foreign exchange activities		361		452	25.2
Trust management fees		250		258	3.2
Credit card fees		1,311		1,187	(9.5)
Operating lease fees		652		651	(0.2)
Others		724		800	10.5

Total fees and commission income	~~W~~	4,295	~~W~~	4,564	6.3%

Fees and commission expense:
Credit-related fees	~~W~~	50	~~W~~	45	(10.0)%
Credit card fees		966		1,018	5.4
Others		564		580	2.8

Total fees and commission expense	~~W~~	1,580	~~W~~	1,643	4.0%

Net fees and commission income	~~W~~	2,715	~~W~~	2,921	7.6%

Net fees and commission income increased by 7.6% to ~~W~~2,921 billion in 2025 from ~~W~~2,715 billion in 2024, primarily due to increases in brokerage fees received, commission received in foreign exchange activities, other fees and commissions received and investment banking fees received, the effects of which were partially offset by a decrease in credit card fees received and an increase in credit card fees paid.

Brokerage fees received increased by 34.6% to ~~W~~529 billion in 2025 from ~~W~~393 billion in 2024, primarily as a result of higher securities custody fees received related to domestic equity transactions, reflecting increased trading volumes in the Korean stock markets during 2025.

Commission received in foreign exchange activities increased by 25.2% to ~~W~~452 billion in 2025 from ~~W~~361 billion in 2024, primarily due to an increase in foreign securities brokerage commissions received as overseas equity trading volumes increased.

Other fees and commissions received increased by 10.5% to ~~W~~800 billion in 2025 from ~~W~~724 billion in 2024, which was mainly due to increased securities lending fees, liquidity support commitment fees and underwriting commitment fees, driven by higher stock trading volumes and overall market activity.

Investment banking fees received increased by 28.8% to ~~W~~295 billion in 2025 from ~~W~~229 billion in 2024, which was mainly due to an increase in underwriting and advisory fees driven by an expansion of investment banking transactions, particularly in the IB segment.

Credit card fees received decreased by 9.5% to ~~W~~1,187 billion in 2025 from ~~W~~1,311 billion in 2024 as a result of the absence of incentive payments received from overseas card networks in 2025 that had been recognized in 2024, as well as increases in certain contra-revenue items, including My Shinhan Point expenses and card promotion expenses recognized as deductions from fees income.

Credit card fees paid increased by 5.4% to ~~W~~1,018 billion in 2025 from ~~W~~966 billion in 2024, which was mainly due to higher fees paid relating to overseas credit card transactions as overseas card usage increased, as well as an increase in certain credit card-related charges paid as we allocated more resources toward our collection efforts.

Net Other Operating Income (Expense)

The following table shows, for the periods indicated, the principal components of our net other operating expense.

	For the Years Ended December 31,
	2024		2025		% Change

	(In billions of Won, except percentages)
Net insurance income	~~W~~	983	~~W~~	1,056	7.4%
Net insurance finance expenses		(99)		(1,191)	1,103.0
Dividend income		239		210	(12.1)
Net gain on financial instruments at fair value through profit or loss		1,211		2,409	98.9
Net loss on financial instruments designated at fair value through profit or loss		(344)		(414)	20.3
Net foreign currency transaction gain		511		876	71.4
Net gain on disposal of securities at fair value through other comprehensive income		60		194	223.3
Net loss on disposal of securities at amortized cost		(23)		(0)	(100.0)
Provision for credit loss allowance		(2,013)		(2,003)	(0.5)
General and administrative expenses		(6,116)		(6,403)	4.7
Other operating expenses, net		(2,067)		(2,326)	12.5

Net other operating expenses	~~W~~	(7,658)	~~W~~	(7,592)	(0.9)%

Net other operating expense decreased by 0.9% to ~~W~~7,592 billion in 2025 from ~~W~~7,658 billion in 2024, primarily as a result of increases in net gain on financial instruments at fair value through profit or loss and net foreign currency transaction gain, which were mostly offset by increases in net insurance finance expenses and general and administrative expenses. Net gain on financial instruments at fair value through profit or loss increased by 98.9% to ~~W~~2,409 billion in 2025 from ~~W~~1,211 billion in 2024, primarily due to changes in equity market conditions affecting equity-linked derivatives. Net foreign currency transaction gain increased by 71.4% to ~~W~~876 billion in 2025 from ~~W~~511 billion in 2024, primarily due to an increase in gains from customer dealing activities following heightened exchange rate volatility in 2025 compared to 2024. Net insurance finance expenses increased twelve-fold to ~~W~~1,191 billion in 2025 from ~~W~~99 billion in 2024, primarily due to an increase in interest expenses on variable insurance liabilities, which are positively correlated with investment returns on underlying assets and, as a result, increased significantly following the rise in the KOSPI index that led to the generation of higher levels of investment gains in 2025 compared to 2024. General and administrative expenses increased by 4.7% to ~~W~~6,403 billion in 2025 from ~~W~~6,116 billion in 2024, primarily due to (i) higher employee compensation expenses related to share-based compensation arrangements following an increase in our year-end share price, (ii) increased employee welfare expenses reflecting insurance contributions for voluntary retirees and an increase in the national pension contribution cap, and (iii) higher severance and voluntary retirement payments due to a larger number of voluntary retirees in 2025 compared to 2024.

Provisions for (Reversals of) Credit Loss Allowance on Financial Assets

The following table sets forth for the periods indicated the provision for credit loss allowance by type of financial assets.

	For the Years Ended December 31,
	2024		2025		% Change

	(In billions of Won, except percentages)
Loans:
Retail	~~W~~	439	~~W~~	250	(43.1)%
Corporate		661		898	35.9
Credit card		750		870	16.0
Others		12		(4)	N/M

Subtotal		1,862		2,014	8.2
Securities(1)		(5)		25	N/M
Others		156		(36)	N/M

Total provision for credit loss allowance on financial assets	~~W~~	2,013	~~W~~	2,003	(0.5)%

N/M = not meaningful

Note:

(1)	Consist of securities at amortized cost and securities at fair value through other comprehensive income.

Provisions for credit loss allowance on financial assets decreased by 0.5% to ~~W~~2,003 billion in 2025 from ~~W~~2,013 billion in 2024, primarily due to a shift to a reversal of provisions of ~~W~~36 billion in 2025 from provisions of ~~W~~156 billion in 2024 for credit loss allowances on other financial assets and a 43.1% decrease in provision for credit loss allowance on retail loans to ~~W~~250 billion in 2025 from ~~W~~439 billion in 2024. These changes were partially offset by a 35.9% increase in provisions for credit loss allowance on corporate loans to ~~W~~898 billion in 2025 from ~~W~~661 billion in 2024. Provisions for credit loss allowance on other financial assets turned into a reversal of credit loss allowance on other financial assets in 2025, primarily due to reduced risks in real estate development trust projects with completion obligations. The decrease in provisions for credit loss allowance on retail loans primarily reflected the impact of changes in the Korean domestic monetary policy environment, including benchmark interest rate cuts and the stabilization of macroeconomic variables, which were incorporated into the estimation of expected credit losses. The increase in provisions for credit loss allowance on corporate loans, however, was mainly due to higher LGD assumptions amid a weakening commercial real estate market in 2025 compared to 2024.

Income Tax Expense

Income tax expense increased by 25.4% to ~~W~~1,844 billion in 2025 from ~~W~~1,471 billion in 2024, primarily due to an increase in profit before income taxes to ~~W~~6,929 billion in 2025 from ~~W~~6,029 billion in 2024. Our effective rate of income tax increased to 26.6% in 2025 from 24.4% in 2024, primarily due to changes in non-deductible expenses, non-taxable income and other adjustments, including tax rate differentials, compared to the prior year.

Profit for the Year

As a result of the foregoing, our profit for the year increased by 11.6% to ~~W~~5,085 billion in 2025 from ~~W~~4,558 billion in 2024.

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

Net Fees and Commission Income (Expense)

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

Net Other Operating Income (Expense)

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

Profit for the Year

As a result of the foregoing, our profit for the year increased by 1.8% from ~~W~~4,478 billion in 2023 to ~~W~~4,558 billion in 2024.

Results by Principal Business Segment

As of December 31, 2025, we were organized into the following six major business segments:

•	commercial banking services, which are principally provided by Shinhan Bank;

•	credit card services, which are principally provided by Shinhan Card;

•	securities services, which are provided by Shinhan Securities;

•	insurance services, which are principally provided by Shinhan Life Insurance;

•	credit services, which are provided by Shinhan Capital; and

•	other services that do not belong to the above business segments.

We report our segment information in accordance with the provisions of IFRS 8 (Operating Segments). We categorize our operating segments according to a business-based approach. See Note 8 to the consolidated financial statements included in this annual report for further details on segment information, including the related components of income and expense.

Operating Income by Principal Business Segment

The table below provides the income statement data for our principal business segments for the periods indicated.

	For the Years Ended December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Banking	~~W~~	4,010	~~W~~	4,940	~~W~~	5,178	23.2%	4.8%
Credit card		933		878		742	(5.9)	(15.5)
Securities		253		282		488	11.5	73.0
Insurance		651		708		759	8.8	7.2
Credit		343		122		41	(64.4)	(66.4)
Others		341		164		274	(51.9)	67.1
Consolidation adjustment(1)		(430)		(635)		(459)	47.7	(27.7)

Total operating income	~~W~~	6,101	~~W~~	6,459	~~W~~	7,023	5.9%	8.7%

Note:

(1)	Consolidation adjustment consists of adjustments for inter-segment transactions.

Banking Services

The banking services segment provides commercial banking and related services through the following four sub-segments: (i) channel division, which includes banking and other services provided through the general branches and private wealth management (PWM) centers of Shinhan Bank and Jeju Bank to individuals, corporations (other than large corporations) and WM clients; (ii) capital market division, which includes corporate banking services offered through Shinhan Bank’s corporate banking branches to large corporations, securities investing and trading and derivatives trading; (iii) international group, which primarily consists of the operations of Shinhan Bank’s overseas subsidiaries and branches; and (iv) others, which primarily involves treasury operations related to our banking activities (such as internal asset and liability management and other non-deposit funding activities), as well as other back-office functions.

The table below provides the income statement data for our banking services segment for the periods indicated.

	For the Years Ended December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	8,548	~~W~~	8,989	~~W~~	9,333	5.2%	3.8%
Net fees and commission income		748		868		1,052	16.0	21.2
Net other expense		(5,286)		(4,917)		(5,207)	(7.0)	5.9

Operating income	~~W~~	4,010	~~W~~	4,940	~~W~~	5,178	23.2%	4.8%

Comparison of 2025 to 2024

Operating income for the banking services segment increased by 4.8% to ~~W~~5,178 billion in 2025 from ~~W~~4,940 billion in 2024.

Net interest income increased by 3.8% to ~~W~~9,333 billion in 2025 from ~~W~~8,989 billion in 2024, primarily due to increases in net interest income in the others, international group, and capital market division sub-segments, which were partially offset by a decrease in net interest income for the channel division sub-segment. More specifically:

•

Net interest income for the others sub-segment increased significantly to ~~W~~1,197 billion in 2025 from ~~W~~11 billion in 2024, primarily due to higher net interest income generated from treasury operations, including internal asset and liability management activities, which are reported within the others segment.

•

Net interest income for the international group sub-segment increased by 5.4% to ~~W~~1,343 billion in 2025 from ~~W~~1,274 billion in 2024, primarily due to expanded overseas operations driven by localized growth strategies implemented across Shinhan Bank’s international network.

•

Net interest income for the capital market division sub-segment increased by 24.7% to ~~W~~227 billion in 2025 from ~~W~~182 billion in 2024, primarily reflecting higher yields on the Government bonds held by Shinhan Bank, which constitutes a significant portion of its bond portfolio, as market interest rates began to normalize beginning in the second half of 2025 as expectations for further rate reductions subsided.

•

Net interest income for the channel division sub-segment decreased by 12.7% to ~~W~~6,566 billion in 2025 from ~~W~~7,522 billion in 2024, mainly due to the continued impact of margin support for loans originated in 2024, when the Bank pursued volume growth through aggressive pricing policies, which did not recur to the same extent in 2025. In addition, although retail loan balances increased in 2025, growth was concentrated in lower-yield policy loans, which led to a reduction in overall loan margins and contributed to the decrease in net interest income.

Net fees and commission income increased by 21.2% to ~~W~~1,052 billion in 2025 from ~~W~~868 billion in 2024, primarily due to an increase in net fees and commission income for the channel division and capital market division sub-segments. Net fees and commission income for the channel division sub-segment increased primarily due to an increase in fees received from retail products, including funds and bancassurance, driven by strengthened retail sales capabilities. The increase in fund and bancassurance fees was attributable to initiatives to revitalize participation in the domestic equity market and the diversification of the bancassurance product lineup. An increase in investment banking fees received also contributed to the increase in net fees and commission income, mainly resulting from a higher level of investment banking activities within Shinhan Bank’s investment banking division, a portion of which is allocated to and recognized by the channel division sub-

segment. Net fees and commission income for the capital market division sub-segment increased, which was primarily attributable to an increase in fees generated by the Corporate and Investment Banking (CIB) Group within the capital market division sub-segment, as investment banking fees continued to increase in 2025, supported by the expansion of large-scale investment banking transactions and infrastructure finance arrangements.

Net other expense increased by 5.9% to ~~W~~5,207 billion in 2025 from ~~W~~4,917 billion in 2024, primarily due to increases in net other expenses for the others and international group sub-segments, which were partially offset by an increase in net other income for the capital market division sub-segment. Net other expense for the others sub-segment increased primarily due to higher advertising expenses and development costs incurred at the company-wide level for Shinhan Bank. Net other expense for the international group sub-segment increased primarily as a result of non-recurring gains recognized on the disposal of loan receivables in 2024, which did not recur in 2025. Net other income for the capital market division sub-segment increased, primarily due to higher gains on investment securities and foreign exchange- and derivatives-related gains.

Comparison of 2024 to 2023

Operating income for the banking services segment increased by 23.2% from ~~W~~4,010 billion in 2023 to ~~W~~4,940 billion in 2024.

Net interest income increased by 5.2% from ~~W~~8,548 billion in 2023 to ~~W~~8,989 billion in 2024 primarily due to increases in net interest income for others and international group sub-segments, which were partially offset by a decrease in net interest income for channel division and capital market division sub-segments. More specifically:

•

Net interest income for others sub-segment increased to ~~W~~11 billion in 2024 shifting from net interest loss of ~~W~~494 billion in 2023 primarily due to an increase in interest income received from the channel division, capital market division and international group sub-segments which Shinhan Bank recognizes through its others sub-segment.

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

•

Net interest income for capital market division sub-segment decreased by 21.6% from ~~W~~232 billion in 2023 to ~~W~~182 billion in 2024 primarily due to the continued decline in government bond yields throughout 2024, which resulted from the two base interest rate reductions by the Bank of Korea during the year 2024 and expectations for further rate reductions.

•

Net interest income for channel division sub-segment decreased by 1.4% from ~~W~~7,627 billion in 2023 to ~~W~~7,522 billion in 2024 primarily due to aggressive pricing policies taken by Shinhan Bank, as well as the impact of the two base interest rate reductions by the Bank of Korea in 2024, which led to a decline in Shinhan Bank’s loan-to-deposit margin.

Net fees and commission income increased by 16.0% from ~~W~~748 billion in 2023 to ~~W~~868 billion in 2024 primarily due to an increase in net fees and commissions income for channel division and capital market division sub-segments. Net fees and commission income for channel division sub-segment increased primarily due to an increase in investment banking fees resulting from an increase in investment banking deals in collaboration with the IB division within the capital market division sub-segment, as well as an increase in fees earned on the sale of funds and bancassurance products. Net fees and commission income for capital market division sub-segment increased primarily due to the growth in the GIB group’s investment banking fee income driven by an increase in investment banking deals.

Net other expense decreased by 7.0% from ~~W~~5,286 billion in 2023 to ~~W~~4,917 billion in 2024 primarily due to an increase in net other income for capital market division sub-segment, which was partially offset by an increase in net other expense for channel division sub-segment. Net other income for capital market division sub-segment increased primarily due to an overall increase in other income driven by increases in gains on securities, dividend income, foreign currencies transaction gains, and gains on derivatives. Net other expense for channel division sub-segment increased primarily due to an increase in other operating expense, particularly contributions to local governments and other similar institutions.

Credit Card Services

The credit card services segment consists of the credit card business of Shinhan Card, including its installment finance and automobile leasing businesses.

	For the Years Ended December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	1,895	~~W~~	1,931	~~W~~	1,947	1.9%	0.8%
Net fees and commission income		969		935		764	(3.5)	(18.3)
Net other expense		(1,931)		(1,988)		(1,969)	3.0	(1.0)

Operating income	~~W~~	933	~~W~~	878	~~W~~	742	(5.9)%	(15.5)%

Comparison of 2025 to 2024

Operating income for the credit card services segment decreased by 15.5% to ~~W~~742 billion in 2025 from ~~W~~878 billion in 2024.

Net interest income increased by 0.8% to ~~W~~1,947 billion in 2025 from ~~W~~1,931 billion in 2024, primarily due to an increase in interest income on loans at amortized cost, including credit card loans and installment finance loans, which was partially offset by a decrease in interest income on Korean Won-denominated loans and an increase in interest expenses on debt securities. Interest income on loans at amortized cost increased primarily due to higher interest income on credit card loans and installment finance loans, mainly driven by an increase in the average balance of installment credit sales and general card loans within credit card receivables, as well as an increase in the average balance of foreign currency installment finance loans. Such increases were mainly attributable to portfolio improvements focused on higher-yield credit card products and pricing adjustments in the auto finance business. The increase in interest income on credit card loans and installment finance loans was partially offset by a decrease in interest income on Korean Won-denominated loans, primarily due to a decrease in interest income on certain facility loans and household group loans, as lending activities decreased amid a slowdown in the real estate market, resulting in lower average balances of such loans. Interest expenses on debt securities increased mainly due to higher interest expenses on Korean Won-denominated debt securities, reflecting increased issuance of such debt securities to fund operating activities, including cash advance services and settlement payments to merchants, as well as higher funding costs.

Net fees and commission income decreased by 18.3% to ~~W~~764 billion in 2025 from ~~W~~935 billion in 2024, primarily as a result of a decrease in fees income on credit cards and an increase in fee expenses on credit cards. Fees income on credit cards decreased primarily due to the absence of incentive payments received from overseas card networks in 2025 that had been recognized in 2024, as well as the impact of increases in certain contra-revenue items, including My Shinhan Point expenses and card promotion expenses recognized as deductions from fees income. Fee expenses on credit cards increased mainly due to higher fees paid relating to overseas credit card transactions in line with an increase in overseas card usage, as well as an increase in certain credit card-related charges paid as we allocated more resources toward our collection efforts.

Net other expense decreased by 1.0% to ~~W~~1,969 billion in 2025 from ~~W~~1,988 billion in 2024, primarily due to a shift from net losses to net gains on foreign currency transactions and translation, which was partially offset by a shift from net other operating income to net other operating losses. Net gains on foreign currency transactions and translation were mainly attributable to a decrease in foreign currency translation losses and an increase in foreign currency translation gains. These changes mainly reflected the appreciation of the Korean Won against major foreign currencies in 2025 compared to the prior year, which reduced translation losses on foreign currency-denominated borrowings and asset-backed securities. Net other operating expense decreased mainly due to a decrease in valuation gains on currency swaps and an increase in valuation losses on such swaps, reflecting fluctuations in exchange rates during 2025.

Comparison of 2024 to 2023

Operating income for the credit card services segment decreased by 5.9% from ~~W~~933 billion in 2023 to ~~W~~878 billion in 2024.

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

Securities Services

The securities services segment primarily includes securities brokerage and dealing services on behalf of customers, which is conducted by Shinhan Securities, our principal securities brokerage subsidiary.

	For the Years Ended December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	444	~~W~~	573	~~W~~	572	29.1%	(0.2)%
Net fees and commission income		500		536		690	7.2	28.7
Net other expense		(691)		(827)		(774)	19.7	(6.4)

Operating income	~~W~~	253	~~W~~	282	~~W~~	488	11.5%	73.0%

Comparison of 2025 to 2024

Operating income for the securities services segment increased by 73.0% to ~~W~~488 billion in 2025 from ~~W~~282 billion in 2024.

Net interest income decreased by 0.2% to ~~W~~572 billion in 2025 from ~~W~~573 billion in 2024, primarily due to a decrease in interest income on securities at fair value through profit or loss and loans at amortized cost, which was partially offset by a decrease in interest expenses on borrowings. Interest income on securities at fair value through profit or loss decreased primarily due to lower interest income on government bonds, Korean Won-denominated financial institution bonds and commercial paper. Interest income on government bonds and Korean Won-denominated financial institution bonds decreased primarily due to a decrease in average balances, reflecting portfolio adjustments, and was further affected by lower nominal coupon rates on newly issued bonds. For commercial paper, the decrease was primarily driven by a decline in average balances, reflecting changes in market conditions. Interest income on loans at amortized cost decreased mainly due to a decline in interest income on certain corporate facility loans. Such decrease was primarily attributable to lower average balances resulting from repayments of existing loans, write-offs, and reduced new lending activities. In addition, interest income decreased due to delays in our collection of interest for certain real estate project financing investments. Interest expenses on borrowings decreased mainly due to lower interest expenses on other borrowings and Korean Won-denominated repurchase agreements. Such decreases primarily reflected a decline in the issuance of commercial paper and reduced funding through repurchase agreements, as alternative funding sources, including corporate bond issuances, became more prevalent. Interest expenses on repurchase agreements also decreased due to lower interest rates applied to such agreements following reductions in the base interest rate during 2025.

Net fees and commission income increased by 28.7% to ~~W~~690 billion in 2025 from ~~W~~536 billion in 2024, primarily due to increases in brokerage-related and other fee income and custody fees on foreign securities, which were partially offset by higher trading and brokerage-related expenses and securities borrowing fees. Brokerage-related fee income increased mainly as a result of higher securities custody fees related to domestic equity transactions, reflecting increased trading volumes in the Korean stock markets during 2025. Other fee income also increased mainly due to higher stock lending fees, as well as increases in liquidity support commitment fees and purchase commitment fees. Custody fees on foreign securities increased, reflecting increased overseas equity trading activities during 2025. Trading and brokerage-related expenses increased primarily as a result of higher exchange membership fees and settlement fees associated with increased domestic equity trading volumes. Securities borrowing fees also increased mainly due to higher stock lending transaction volumes.

Net other expense decreased by 6.4% to ~~W~~774 billion in 2025 from ~~W~~827 billion in 2024, primarily due to a change from net losses to net gains on foreign currency transactions and translation, as well as a decrease in net other operating losses, which were partially offset by a decrease in gains on financial instruments at fair value through profit or loss and an increase in losses on financial instruments designated at fair value through profit or loss. Net gains (losses) on foreign currency transactions and translations changed from net losses in 2024 to net gains in 2025, primarily due to higher valuation and transaction gains on foreign currency-denominated assets and liabilities. These changes mainly reflected movements in the U.S. dollar exchange rate during 2025 compared to the prior year, which resulted in higher gains on foreign currency-denominated repurchase agreement positions, foreign currency borrowings and spot foreign exchange transactions, the effects of which were partially offset by losses on certain foreign currency-denominated asset positions. Net other operating losses decreased mainly due to a reduction in provisions for other liabilities, primarily reflecting a base effect from provisions recognized in 2024 related to claims associated with financial product compensation. Such changes were partially offset by decreases in gains on financial instruments at fair value through profit or loss and increases in losses on financial instruments designated at fair value through profit or loss. Gains on financial instruments at fair value through profit or loss decreased mainly due to changes in equity market environment affecting equity-linked derivatives, while losses on financial instruments designated at fair value through profit or loss increased primarily due to lower trading gains on equity-linked securities.

Comparison of 2024 to 2023

Operating income for the securities services segment increased by 11.5% from ~~W~~253 billion in 2023 to ~~W~~282 billion in 2024.

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

Insurance Services

The insurance services segment consists of life insurance services provided by Shinhan Life Insurance, and general insurance services provided by Shinhan EZ General Insurance.

	For the Years Ended December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Income statement data
Net interest expense	~~W~~	(199)	~~W~~	(135)	~~W~~	(147)	(32.2)%	8.9%
Net fees and commission expense		(3)		(4)		(9)	33.3	125.0
Net other income		853		847		915	(0.7)	8.0

Operating income	~~W~~	651	~~W~~	708	~~W~~	759	8.8%	7.2%

Comparison of 2025 to 2024

Operating income for the insurance services segment increased by 7.2% to ~~W~~759 billion in 2025 from ~~W~~708 billion in 2024.

Net interest expense increased by 8.9% to ~~W~~147 billion in 2025 from ~~W~~135 billion in 2024, primarily due to a decrease in interest income on loans measured at amortized cost, which was partially offset by an increase in interest income on securities at fair value through other comprehensive income and a decrease in other interest expenses. Interest income on loans measured at amortized cost decreased primarily due to a decrease in interest income on Korean Won-denominated loans, mainly driven by a decrease in the average balance of corporate working capital loans resulting from a decline in new investments and an increase in loan maturities. Interest income on securities at fair value through other comprehensive income increased primarily due to an increase in interest income on Government bonds, which was driven by an increase in the average balances as government bond holdings increased while corporate bond holdings decreased for regulatory capital management purposes, including maintaining the K-ICS ratio, and asset duration management. This increase was partially offset by a decrease in interest income on corporate bonds, which resulted from a decrease in the average balance of corporate bonds as part of the same asset allocation strategy. Other interest expenses decreased primarily due to a decrease in interest on investment contract liabilities, which was mainly attributable to an increase in premium income from retirement pension products, which is recorded as a deduction from such interest expenses.

Net fees and commission expense increased by 125.0% to ~~W~~9 billion in 2025 from ~~W~~4 billion in 2024, primarily due to a decrease in investment banking fees income and a general increase in fees and commission expenses. Investment banking fees income decreased primarily due to the absence of financial advisory fees in connection with a project financing loan transaction that was recognized in 2024.

Net other income increased by 8.0% to ~~W~~915 billion in 2025 from ~~W~~847 billion in 2024, primarily due to an increase in net gain on financial instruments at fair value through profit or loss and an increase in gains related to hedging activities, which were partially offset by an increase in net insurance finance expense and a decrease in net gain on foreign currency transactions and translation. The increase in net gain on financial instruments at fair value through profit or loss was driven by a decrease in valuation losses on beneficiary certificates following significant valuation losses recognized in the prior year amid a weakness in overseas real estate markets, as well as gains on disposals of equity index ETFs reflecting favorable conditions in the Korean domestic equity market in 2025. The increase in gains related to hedging activities was mainly attributable to increases in gains on currency forward transactions and valuation gains on currency swaps, as well as a decrease in valuation losses on currency forwards, primarily reflecting the appreciation of the Korean Won against major foreign currencies in 2025 compared to the depreciation recorded in 2024. Net insurance finance expense increased primarily due to higher insurance finance expenses related to insurance contract liabilities for variable contracts, which are inversely correlated with returns on the underlying investment assets. As returns on the underlying investment assets increased, reflecting the significant rise in the KOSPI index in 2025 compared to 2024, the corresponding increase in insurance contract liabilities led to higher insurance finance expenses. The decrease in net gain on foreign currency transactions and translation was mainly attributable to a decrease in net gains from the valuation and transactions of foreign currency-denominated assets and liabilities, primarily reflecting the appreciation of the Korean Won against the U.S. dollar in 2025 compared to the depreciation recorded in 2024.

Comparison of 2024 to 2023

Operating income for the insurance services segment increased by 8.8% from ~~W~~651 billion in 2023 to ~~W~~708 billion in 2024.

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

	For the Years Ended December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	249	~~W~~	144	~~W~~	102	(42.2)%	(29.2)%
Net fees and commission income		17		17		23	—	35.3
Net other income (expense)		77		(39)		(84)	N/M	115.4

Operating income	~~W~~	343	~~W~~	122	~~W~~	41	(64.4)%	(66.4)%

N/M = not meaningful

Comparison of 2025 to 2024

Operating income for the specialized credit business decreased by 66.4% to ~~W~~41 billion in 2025 from ~~W~~122 billion in 2024.

Net interest income decreased by 29.2% to ~~W~~102 billion in 2025 from ~~W~~144 billion in 2024, primarily due to a decrease in interest income on loans at amortized cost, which was partially offset by a decrease in interest expenses on borrowings. Interest income on loans at amortized cost decreased mainly due to lower interest income on Korean Won-denominated loans. This decrease was primarily attributable to a decline in the average balance of loans, as we shifted our focus toward managing the profitability and credit quality of existing loans rather than expanding new loan originations amid unfavorable conditions in the real estate and financial markets since 2024. Interest income was also affected by an increase in impaired loans resulting from heightened credit risk and a partial shift in the loan portfolio toward lower-yield but more stable assets. Interest expenses on borrowings decreased mainly due to a decline in the average balance of borrowings following repayments exceeding new borrowings during 2025. In addition, interest expenses decreased as funding costs declined compared to the prior year, reflecting changes in funding strategies, including efforts to diversify our funding sources.

Net fees and commission income increased by 35.3% to ~~W~~23 billion in 2025 from ~~W~~17 billion in 2024, primarily due to higher investment banking fees, particularly arranger and advisory fees. The increase in such fees reflected our efforts to increase our non-interest income by actively sourcing and arranging deals through partnerships with small- and mid-sized financial institutions amid unfavorable market conditions. Fee expenses did not change significantly compared to the prior year.

Net other expense increased by 115.4% to ~~W~~84 billion in 2025 from ~~W~~39 billion in 2024, primarily due to an increase in impairment losses on financial assets and a change from net other operating income in 2024 to net other operating expenses in 2025, which were partially offset by an increase in net gains on foreign currency transactions and translation and an increase in gains on financial instruments at fair value through profit or loss. Impairment losses on financial assets increased mainly due to higher credit loss provisions as credit risks associated with loan receivables increased amid deteriorating conditions in the real estate market and the broader economic environment in 2025. This resulted in a rise in impaired loans and lower recoverable amounts of certain loan receivables. Net other operating results also deteriorated mainly due to valuation changes on currency swaps used to hedge foreign exchange exposure to foreign currency borrowings and debt securities. These changes primarily reflected the decline in the USD/KRW exchange rate compared to the end of 2024, which resulted in lower valuation gains and higher valuation losses on such currency swaps in 2025. Such increases in net other expenses were partially offset by net gains on foreign currency transactions and translation, reflecting the appreciation of the Korean Won against the U.S. dollar during 2025 compared to the prior year, which resulted in higher translation gains on foreign currency-denominated borrowings and debt securities. In addition, gains on financial instruments at fair value through profit or loss increased mainly due to a decrease in valuation losses on beneficiary certificates and puttable equity instruments as the value of underlying assets, including venture investments, investments related to initial public offerings, and domestic and foreign alternative investments, increased, mainly reflecting higher equity prices in 2025.

Comparison of 2024 to 2023

Operating income for the specialized credit business decreased by 64.4 % from ~~W~~343 billion in 2023 to ~~W~~122 billion in 2024.

Net interest income decreased by 42.2 % from ~~W~~249 billion in 2023 to ~~W~~144 billion in 2024 primarily due to a decrease in interest income on loans at amortized cost, as well as increases in interest expenses on debt securities and borrowings. Interest income on loans at amortized cost decreased mainly due to a reduction in loan origination, along with an increase in repayments and disposals, and the impairment of certain loans in 2024. Interest expense on debt securities increased primarily due to the higher average interest rate resulting from the refinancing of corporate bonds that were issued prior to 2022 at lower interest rates with new corporate bonds issued at higher interest rates. Interest expense on borrowings increased as a result of an increase in the average balance of borrowings denominated in Korean Won as part of measures to diversify funding sources.

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

Others

The others segment primarily consists of all other activities of Shinhan Financial Group, as the holding company, and our other subsidiaries, including Shinhan Asset Management, Shinhan Savings Bank, Shinhan Asset Trust, Shinhan REITs Management and back-office functions maintained at the holding company.

	For the Years Ended December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Income statement data
Net interest income	~~W~~	125	~~W~~	93	~~W~~	77	(25.6)%	(17.2)%
Net fees and commission income		391		337		377	(13.8)	11.9
Net other expense		(175)		(266)		(180)	52.0	(32.3)

Operating income	~~W~~	341	~~W~~	164	~~W~~	274	(51.9)%	67.1%

Comparison of 2025 to 2024

Operating income for the others segment increased by 67.1% to ~~W~~274 billion in 2025 from ~~W~~164 billion in 2024.

Net interest income decreased by 17.2% to ~~W~~77 billion in 2025 from ~~W~~93 billion in 2024, primarily due to a decrease in net interest income of Shinhan Financial Group on a standalone basis, which in turn was mainly attributable to a decrease in interest income on loans at amortized cost and, to a lesser extent, an increase in interest expense on debt securities.

Net fees and commission income increased by 11.9% to ~~W~~377 billion in 2025 from ~~W~~337 billion in 2024, primarily due to an increase in net fees and commission income of Shinhan Asset Management, which in turn was primarily due to higher trustee fee income, reflecting the rapid growth of the ETF market and the expansion of total assets under management.

Net other expense decreased by 32.3% to ~~W~~180 billion in 2025 from ~~W~~266 billion in 2024, primarily due to a decrease in impairment losses on financial instruments and a reversal of provisions for other liabilities at Shinhan Asset Trust. The decrease in impairment losses on financial instruments was mainly due to the significant losses on assets with a high likelihood of default that had been recognized in 2024 during the downturn in the real estate market, which resulted in a relatively smaller amount of additional impairments recognized in 2025. The reversal of provisions for other liabilities was primarily attributable to the mitigation of risks associated with real estate development trust projects with completion obligations.

Comparison of 2024 to 2023

Operating income for the others segment decreased by 51.9% from ~~W~~341 billion in 2023 to ~~W~~164 billion in 2024.

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

Financial Condition

Assets

The following table sets forth, as of the dates indicated, the principal components of our assets.

	As of December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Cash and due from banks at amortized cost	~~W~~	34,629	~~W~~	40,526	~~W~~	39,743	17.0%	(1.9)%
Financial assets at fair value through profit or loss		71,217		72,147		78,053	1.3	8.2
Derivative assets		4,711		10,279		7,154	118.2	(30.4)
Securities at fair value through other comprehensive income		90,312		93,805		103,217	3.9	10.0
Securities at amortized cost		35,686		33,316		31,944	(6.6)	(4.1)
Loans at amortized cost		411,740		449,295		464,774	9.1	3.4
Property and equipment		3,972		4,157		4,153	4.7	(0.1)
Intangible assets		6,218		6,120		5,893	(1.6)	(3.7)
Investments in associates		2,692		2,753		2,639	2.3	(4.1)
Current tax assets		31		55		69	77.4	25.5
Deferred tax assets		154		206		210	33.8	1.9
Investment property		258		327		612	26.7	87.2
Net defined benefit assets		114		156		353	36.8	126.3
Insurance contract assets		11		6		1	(45.5)	(83.3)
Reinsurance contract assets		88		185		603	110.2	225.9
Other assets		29,926		26,401		46,524	(11.8)	76.2
Assets held for sale		36		30		71	(16.7)	136.7

Total assets	~~W~~	691,795	~~W~~	739,764	~~W~~	786,013	6.9%	6.3%

2025 Compared to 2024

Our total assets increased by 6.3% to ~~W~~786,013 billion as of December 31, 2025 from ~~W~~739,764 billion as of December 31, 2024, principally due to increases in other assets, loans at amortized cost, and securities at fair value through other comprehensive income.

Other assets increased by 76.2% to ~~W~~46,524 billion as of December 31, 2025 from ~~W~~26,401 billion as of December 31, 2024, primarily due to increases in accounts receivable and domestic exchange settlement receivables.

Loans at amortized cost increased by 3.4% to ~~W~~464,774 billion as of December 31, 2025 from ~~W~~449,295 billion as of December 31, 2024, primarily due to increases in corpoarte loans and retail loans. Corporate loans increased mainly due to expanded capital expenditures and increased working capital demand from corporate borrowers, while retail loans increased primarily as a result of growth in mortgage loans following a recovery in real estate transaction volumes in the first half of 2025.

Securities at fair value through other comprehensive income increased by 10.0% to ~~W~~103,217 billion as of December 31, 2025 from ~~W~~93,805 billion as of December 31, 2024, primarily due to increases in financial institution bonds and, to a lesser extent, government bonds, the effects of which were offset in part by a decrease in corporate bonds and others.

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

Liabilities and Equity

The following table sets forth, as of the dates indicated, the principal components of our liabilities and equity.

	As of December 31,						% Change
	2023		2024		2025		2023/2024	2024/2025
	(In billions of Won, except percentages)
Deposits	~~W~~	381,513	~~W~~	422,781	~~W~~	447,649	10.8%	5.9%
Financial liabilities at fair value through profit or loss		1,869		955		2,312	(48.9)	142.1
Financial liabilities designated at fair value through profit or loss		7,797		8,220		6,378	5.4	(22.4)
Derivative liabilities		5,038		10,059		7,021	99.7	(30.2)
Borrowings		56,901		49,920		55,395	(12.3)	11.0
Debt securities issued		81,562		93,766		92,992	15.0	(0.8)
Net defined benefit liabilities		68		39		18	(42.6)	(53.8)
Provisions		1,370		1,309		1,363	(4.5)	4.1
Current tax liabilities		92		203		763	120.7	275.9
Deferred tax liabilities		542		423		448	(22.1)	5.9
Insurance contracts liabilities		48,333		51,125		50,471	5.8	(1.3)
Reinsurance contract liabilities		93		98		56	5.4	(42.9)
Investment contract liabilities		1,573		1,165		1,536	(25.9)	31.8
Other liabilities		48,722		40,880		59,239	(16.1)	44.9

Total liabilities		635,473		680,943		725,641	7.2	6.6

Total equity attributable to equity holders of the Group		53,721		56,054		57,959	4.3	3.4
Non-controlling interests		2,601		2,767		2,413	6.4	(12.8)

Total equity		56,322		58,821		60,372	4.4	2.6

Total liabilities and equity	~~W~~	691,795	~~W~~	739,764	~~W~~	786,013	6.9%	6.3%

2025 Compared to 2024

Our total liabilities increased by 6.6% to ~~W~~725,641 billion as of December 31, 2025 from ~~W~~680,943 billion as of December 31, 2024, primarily due to increases in deposits, other liabilties and, to a lesser extent, borrowings.

Deposits increased by 5.9% to ~~W~~447,649 billion as of December 31, 2025 from ~~W~~422,781 billion as of December 31, 2024, primarily due to increases in Korean Won-denominated deposits and certificates of deposit.

Other liabilities increased by 44.9% to ~~W~~59,239 billion as of December 31, 2025 from ~~W~~40,880 billion as of December 31, 2024, primarily due to increases in accounts payable, domestic exchange settlements pending and payables from trust accounts.

Borrowings increased by 11.0% to ~~W~~55,395 billion as of December 31, 2025 from ~~W~~49,920 billion as of December 31, 2024, primarily due to increases in foreign currency bank borrowings and repurchase agreement liabilities.

Total equity increased by 2.6% to ~~W~~60,372 billion as of December 31, 2025 from ~~W~~58,821 billion as of December 31, 2024, largely due to an increase in retained earnings, which was partially offset by an increase in valuation losses on securities at fair value through other comprehensive income.

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

We are exposed to liquidity risk arising from the funding of our lending, trading and investment activities and in the management of trading positions. The goal of liquidity management is for us to be able, even under adverse conditions, to make all of our liability repayments on time and fund all investment opportunities. For an explanation of how we manage our liquidity risk, see “Item 4.B. Business Overview — Risk Management — Market Risk Management — Market Risk Management for Non-trading Activities — Liquidity Risk Management.” In our opinion, our working capital is sufficient for our present requirements.

The following table sets forth our debt and capital resources as of December 31, 2025.

	As of December 31, 2025
	(In billions of Won)
Deposits	~~W~~	447,649
Long-term debt		96,720
Call money		1,437
Borrowings from the Bank of Korea		3,575
Other short-term borrowings		47,444
Asset securitizations		—
Stockholders’ equity(1)		19,072

Total	~~W~~	615,897

Note:

(1)	Includes capital stock, share premium, and hybrid bonds issued.

We obtain funding from a variety of sources, both domestic and foreign. Our principal source of funding is customer deposits obtained from our banking operations, although we also issue equity and debt securities from time to time. In addition, our subsidiaries acquire funding through call moneys, borrowings from the Bank of Korea, other short-term borrowings, corporate debentures, other long-term debt and asset-backed securitizations.

Our primary funding strategy has been to achieve low-cost funding by increasing the average balances of low-cost retail customer deposits. Customer deposits accounted for 70.7% of our total funding as of December 31, 2023, 72.2% of our total funding as of December 31, 2024 and 72.7% of our total funding as of December 31, 2025. Historically, except in limited circumstances, a substantial portion of such customer deposits were rolled over upon maturity and accordingly provided a stable source of funding for our banking subsidiaries, largely due to the lack of alternative investment opportunities for individuals and households in Korea, especially in light of a low interest rate environment and volatile stock market conditions. However, in the face of attractive alternative investment opportunities such as during a bullish run of the stock market, customers may transfer a significant amount of bank deposits to alternative investment products in search of higher returns, which may result in temporary difficulties in finding sufficient funding on commercial terms favorable to us. In addition, in recent years, we have faced increasing pricing competition from our competitors with respect to our deposit products. If we do not continue to offer competitive interest rates to our deposit customers, we may lose their business, which has traditionally provided a stable and low-cost source of funding. Even if we are able to match our competitors’ pricing, doing so may result in an increase in our funding costs, which may have an adverse impact on our results of operations.

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

As of December 31, 2023, 2024 and 2025, deposits made by litigants in connection with legal proceedings in Korean courts amounted to ~~W~~6,421 billion, ~~W~~6,975 billion and ~~W~~7,057 billion, respectively, or 1.7%, 1.7% and 1.6%, of Shinhan Bank’s total deposits, respectively. Court deposits carry interest rates which are generally lower than market rates.

In addition, we obtain funding through borrowings and the issuances of debt and equity securities, primarily through Shinhan Bank. Our borrowings consist mainly of borrowings from financial institutions, the Government and Government-affiliated funds. Call money, which is available in both Won and foreign currencies, is obtained from the call loan market, a short-term loan market for loans with maturities of 90 days or less. As for our long-term debt, it is principally in the form of corporate debt securities issued by Shinhan Bank. Since 1999, Shinhan Bank has actively issued and continues to issue long-term debt securities with maturities of over one year in the Korean fixed-income market. Shinhan Bank and we have maintained one of the highest credit ratings in the domestic fixed-income market since our inceptions in 1999 and 2001, respectively. As Shinhan Bank maintains one of the highest debt ratings in the fixed-income market in Korea, we believe that Shinhan Bank will be able to obtain replacement funding through the issuance of long-term debt securities. Shinhan Bank’s interest rates on long-term debt securities are, in general, 20 to 30 basis points higher than the interest rates offered on their deposits. However, since long-term debt is not subject to premiums paid for deposit insurance and the Bank of Korea reserves, we estimate that our funding costs on long-term debt securities are generally on par with our funding costs on deposits. In addition, we and Shinhan Bank may also issue long-term debt securities denominated in foreign currencies in overseas markets. We and Shinhan Bank each have a global medium term notes program under which foreign currency-denominated notes may be issued with aggregate program limits of US$5 billion and US$8 billion, respectively. As of December 31, 2023, 2024 and 2025, our long-term debt amounted to ~~W~~78,624 billion, ~~W~~94,839 billion and ~~W~~96,720 billion, respectively.

We also have funding requirements for our credit card activities. We obtain funding for our credit card activities from a variety of sources, primarily in Korea. The principal sources of funding for Shinhan Card are debentures, commercial papers (including call money) and borrowings from us and third-parties, which amounted to ~~W~~25,515 billion, ~~W~~1,777 billion, ~~W~~1,383 billion and ~~W~~1,241 billion, respectively, or 85.3%, 5.9%, 4.6%, and 4.2% of the funding for our credit card activities, as of December 31, 2025. Unlike other credit card companies, Shinhan Card has the benefit of obtaining funding at favorable rates through loans from us, which currently maintains the highest credit rating assigned by local rating agencies. Shinhan Card aims to further diversify its funding sources and more actively tap the domestic and international capital markets to ensure access to liquidity as needed.

Credit ratings affect the cost and other terms upon which we and our subsidiaries are able to obtain funding. Domestic and international rating agencies regularly evaluate us and our subsidiaries, and their ratings of our and our subsidiaries’ long-term debt are based on a number of factors, including our financial strength as well as conditions affecting the financial services industry in general.

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

Secondary funding sources also include call money, borrowings from the Bank of Korea and other short-term borrowings, which amounted to an aggregate of ~~W~~43,976 billion, ~~W~~37,663 billion and ~~W~~52,456 billion, as of December 31, 2023, 2024 and 2025, respectively, each representing 8.1%, 6.4% and 8.5% of our total funding as of such dates, respectively.

We may also from time to time obtain funding through the issuance of equity securities. For example, on September 29, 2020, partly in response to the prolonged COVID-19 pandemic and to increase our loss absorption capacity, we issued 39,130,000 common shares to two private equity funds, thereby increasing our paid-in capital by ~~W~~195.7 billion. As a result of such offering, which was substantially fully subscribed and resulted in a capital increase of 7.5%, we raised ~~W~~1,158 billion (before underwriting commissions and other offering expenses).

In addition, we obtain funding through issuance of hybrid bonds. In 2025, additional hybrid bonds in the amount of ~~W~~798 billion were newly issued to improve our capital adequacy ratio by expanding our capital. As of December 31, 2025, the total amount of our hybrid bonds issued was ~~W~~4,750 billion.

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

We generally may not acquire our own shares except in certain limited circumstances such as a capital reduction. However, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market of the Korea Exchange or through a tender offer, or retrieve our own shares from a trust company upon termination of a trust agreement subject to the restrictions that (1) the aggregate purchase price of such shares may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, subtracted by the sum of (a) the purchase price of treasury stock acquired if any treasury stock has been purchased after the end of the preceding fiscal year pursuant to the Commercial Act or the Financial Investment Services and Capital Markets Act, (b) the amount subject to a trust contract, and (c) the amount of dividends approved at the ordinary general shareholders’ meeting after the end of the preceding fiscal year and the amount of retained earnings reserve required under the Commercial Act; plus if any treasury stock has been disposed of after the end of the preceding fiscal year, the acquisition cost of such treasury stock, and (2) the purchase of such shares shall meet the requisite ratio under the Financial Holding Companies Act and regulations thereunder. In addition, pursuant to the Financial Investment Services and Capital Markets Act, in certain limited circumstances, dissenting holders of shares have the right to require us to purchase their shares. In March 2026, the Korean Commercial Code was amended to, among others, mandate the cancellation of all treasury shares held by a company, including those held prior to the amendment, subject to certain limited exceptions.

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

Contractual Cash Obligations

The following table sets forth our contractual cash obligations as of December 31, 2025.

	As of December 31, 2025 Payments Due by Period(1)
	Less than 1 Month		1-3 Months		3-6 Months		6-12 Months		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Deposits	~~W~~	231,521	~~W~~	54,103	~~W~~	54,526	~~W~~	84,041	~~W~~	30,678	~~W~~	2,275	~~W~~	457,144
Borrowings		16,798		6,964		6,222		8,478		11,924		6,074		56,460
Debt securities issued		6,231		8,486		9,203		15,053		56,412		3,889		99,274
Investment contract liabilities		189		11		91		159		1,086		—		1,536
Lease liability		39		47		68		123		420		93		790

Total	~~W~~	254,778	~~W~~	69,611	~~W~~	70,110	~~W~~	107,854	~~W~~	100,520	~~W~~	12,331	~~W~~	615,204

Note:

(1)

Reflects all estimated contractual interest payments due on our interest-bearing deposits, borrowings, debt securities issued and lease liability, and the estimated contractual interest payments on borrowings and debt securities that are on a floating rate basis as of December 31, 2025 were computed as if the interest rate used on the last applicable date (for example, the interest payment date for such floating rate loans immediately preceding the determination date) were the interest rate applicable throughout the remainder of the term.

Commitments and Guarantees

In the normal course of our business, we and our subsidiaries make various commitments and guarantees to meet the financing and other business needs of our customers. Commitments and guarantees are usually in the form of, among others, commitments to extend credit, commercial letters of credit, standby letter of credit and performance guarantees. The contractual amount of these financial instruments represents the maximum possible loss amount if the counterparty draws down the commitment or we should fulfill our obligation under the guarantee and the counterparty fails to perform under the contract. See “Item 4.B. Business Overview — Description of Assets and Liabilities — Credit-Related Commitments and Guarantees.”

The following table sets forth our commitments and guarantees as of December 31, 2025. These commitments, apart from certain guarantees and acceptances, are not included within our consolidated statements of financial position.

	As of December 31, 2025 Commitment Expiration by Period
	Less than 1 Year		1-5 Years		More than 5 Years		Total

	(In billions of Won)
Commitments to extend credit(1)	~~W~~	1,391	~~W~~	91,819	~~W~~	27,392	~~W~~	120,602
Commercial letters of credit(2)		151		3,227		1		3,379
Financial guarantees(3)		189		5,098		111		5,398
Performance guarantees(4)		181		12,703		1,443		14,327
Liquidity facilities to SPEs(5)		15		2,133		501		2,649
Acceptances(6)		—		456		—		456
Endorsed bills(7)		10,564		10		—		10,574
Unused credit limits on credit cards		93,231		—		—		93,231
Other		1,592		723		4,169		6,484

Total	~~W~~	107,314	~~W~~	116,169	~~W~~	33,617	~~W~~	257,100

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

See also Note 48 of the notes to our consolidated financial statements included in this annual report.

Capital Adequacy

The regulations of the Financial Services Commission require that capital ratios be computed based on our consolidated financial statements under IFRS and regulatory guidelines. The following table sets forth a summary of our capital and capital adequacy ratios as of December 31, 2023, 2024 and 2025 based on Basel III.

	As of December 31,
	2023		2024		2025

	(In millions of Won, except percentages)
Tier I Capital:
Tier I CE Capital	~~W~~	41,388,070	~~W~~	44,562,500	~~W~~	47,115,338
Paid-in capital		2,969,641		2,969,641		2,969,641
Capital reserve		11,352,744		11,352,744		11,352,744
Retained earnings		36,387,314		39,020,580		41,796,129
Non-controlling interests in consolidated subsidiaries		50,419		54,262		93,066
Others		(9,372,047)		(8,834,727)		(9,096,243)
Additional Tier I Capital		5,118,817		5,824,082		5,890,967

Total Tier I Capital	~~W~~	46,506,887	~~W~~	50,386,582	~~W~~	53,006,305

Tier II Capital:
Allowances for credit losses		1,107,906		1,022,708		935,374
Subordinated debt		0		0		0
Others		2,577,731		2,494,079		2,318,918

Total Tier II capital	~~W~~	3,685,637	~~W~~	3,516,787	~~W~~	3,254,292

Total Capital	~~W~~	50,192,524	~~W~~	53,903,369	~~W~~	56,260,597

Risk-weighted assets
Credit risk	~~W~~	260,495,455	~~W~~	287,178,860	~~W~~	296,945,493
Market risk		22,718,333		20,611,482		19,642,713
Operational risk		30,966,910		34,584,922		36,319,432

Total risk-weighted assets	~~W~~	314,180,698	~~W~~	342,375,264	~~W~~	352,907,638

Capital adequacy ratio		15.98%		15.74%		15.94%
Tier I capital adequacy ratio		14.80%		14.72%		15.02%
Common equity capital adequacy ratio		13.17%		13.02%		13.35%

	As of December 31,
	2023		2024		2025

	(Percentages)
Group BIS ratio(1)		15.98		15.74		15.94
Total capital adequacy ratio of Shinhan Bank		18.08		17.55		17.38
Adjusted equity capital ratio of Shinhan Card(2)		19.71		20.00		20.76
Solvency ratio for Shinhan Life Insurance(3)		250.85		205.74		205.98

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

ITEM 5.C.	Research and Development, Patents and Licenses, etc.

Not applicable.

ITEM 5.D.	Trend Information

These matters are discussed under Items 4.B., 5.A. and 5.B. above where relevant.

ITEM 5.E.	Critical Accounting Estimates

Not applicable.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 6.A.	Directors and Senior Management

Executive Directors

Our executive director is as follows:

Name	Date of Birth	Position	Executive Director Since	Date Term Ends(1)
Jin Okdong	Feb. 21, 1961	Chief Executive Officer	March 23, 2023	March 2029

Note:

(1)	The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year.

Jin Okdong is our Chief Executive Officer. Prior to his election, Mr. Jin served as the chief executive officer of Shinhan Bank from 2019 to 2023. Mr. Jin served as the deputy president of Shinhan Financial Group from 2017 to 2018, the deputy president of Shinhan Bank in 2017 and the chief executive officer of Shinhan Bank Japan from 2015 to 2016. Mr. Jin received a master’s degree in business administration from Chung Ang University.

Non-Executive and Outside Directors

Non-executive directors are directors who are not our employees and do not hold executive officer positions with us. Outside directors are non-executive directors who also satisfy the independence requirements set forth under the Financial Investment Services and Capital Markets Act. Our non-executive directors and outside directors are selected based on the candidates’ expertise in diverse areas, such as law, finance, economics, management and accounting. Currently, one non-executive director and nine outside directors are in office, all of whom were nominated by our board of directors and approved at a general meeting of shareholders.

Our non-executive and outside directors are as follows:

Name	Date of Birth	Position	Director Since	Date Term Ends(1)
Jung Sang Hyuk	Nov. 26, 1964	Non-Executive Director	March 23, 2023	March 2027
Kwak Su Keun	Aug. 16, 1953	Outside Director and Chairman of the Board of Directors	March 25, 2021	March 2027
Bae Hoon	Mar. 30, 1953	Outside Director	March 25, 2021	March 2027
Kim Jo Seol	Dec. 5, 1957	Outside Director	March 24, 2022	March 2027
Song Seong Joo	Mar. 26, 1971	Outside Director	March 26, 2024	March 2027
Choi Young Gwon	Jul. 16, 1964	Outside Director	March 26, 2024	March 2027
Yang In Jip	Jul. 16, 1957	Outside Director	March 26, 2025	March 2027
Chun Myo Sang	May 20, 1980	Outside Director	March 26, 2025	March 2027
Park Jong Bok	May 29, 1955	Outside Director	March 26, 2026	March 2028
Lim Seung Yeon	Jul. 18, 1973	Outside Director	March 26, 2026	March 2028

Note:

(1)	The date on which each term will end will be the date of the general shareholders’ meeting in the relevant year.

Jung Sang Hyuk has been our non-executive director since March 23, 2023. Mr. Jung was the chief executive officer of Shinhan Bank and previously served as the deputy president of Shinhan Bank from 2020 to 2023. Mr. Jung received a bachelor’s degree in economics from Seoul National University.

Kwak Su Keun has been our outside director since March 25, 2021 and the chairman of our board of directors since March 26, 2026. Mr. Kwak currently serves as an honorary professor of accounting at Seoul National University, Business School and chair of Corporate Governance Advisory Board at Korea Listed Companies Association. Mr. Kwak received a doctoral degree in business administration from University of North Carolina Chapel Hill.

Bae Hoon has been our outside director since March 25, 2021. Mr. Bae is a lawyer and Certified Public Accountant in Japan and currently serves as a representative attorney at Orbis Legal Profession Corporation. Mr. Bae received a master’s degree in business administration from Kobe University.

Kim Jo Seol has been our outside director since March 24, 2022. Ms. Kim is a professor who teaches economics at Osaka University of Commerce and an economist with a high awareness of Northeast Asian economics. Ms. Kim received a doctoral degree in economics from Osaka City University.

Song Seong Joo has been as our outside director since March 26, 2024. Ms. Song has served as a professor of statistics at Korea University since 2008 and is also the Director of the Korea Risk Management Society. Ms. Song was previously an advisory professor at the Economic Statistics Division of the Bank of Korea. Ms. Song received a doctoral degree in statistics from the University of Chicago.

Choi Young Gwon has been as our outside director since March 26, 2024. Mr. Choi currently serves as the Chairman of the Korea Society of Financial Analysts and previously served as the chief executive officer of Woori Asset Management from 2019 to 2023. Mr. Choi received a doctoral degree in business administration, specializing in financial management, from Soongsil University.

Yang In Jip has been our outside director since March 26, 2025. Mr. Yang is the founder and currently serves as the chief executive officer and chairman of Onycom, Inc. Mr. Yang received a master of business administration degree from the University of Southern California.

Chun Myo Sang has been our outside director since March 26, 2025. Ms. Chun currently serves as the Head of Planning and Administration at SmartNews Inc. and is a Certified Public Accountant in Japan. Ms. Chun previously served as a manager at KPMG FAS and as a research and accounting advisor at the Development Bank of Japan. Ms. Chun received a master of business administration degree from the University of Southern California.

Park Jong Bok has been our outside director since March 26, 2026. Mr. Park previously served as the chief executive officer, the head of retail banking and the head of the retail channel business of SC Bank Korea. Mr. Park received a bachelor’s degree in economics from Kyung Hee University.

Lim Seung Yeon has been our outside director since March 26, 2026. Ms. Lim has served as a professor of business at Kookmin University since 2011, and previously served as an outside director and a member of the audit committee of Kakao Games Corp. Ms. Lim received a doctoral degree in business administration from Seoul National University.

Any director wishing to enter into a transaction with Shinhan Financial Group or any of its subsidiaries in his or her personal capacity is required to obtain the prior approval of our board of directors. The director having an interest in the transaction may not vote at the meeting of our board of directors at which the relevant transaction is subject to vote for approval.

Executive Officers

In addition to the executive directors who are also our executive officers, we currently have the following executive officers:

Name	Date of Birth	Position	In Charge of
Koh Seogheon	Sept. 27, 1968	Deputy President and Chief Strategy Officer	Strategic Planning Team; Brand Strategy Team; PR Team; and ICT Strategy & Planning Team.
Jang Jeong Hoon	May 30, 1971	Deputy President and Chief Financial Officer	Finance Management Team; Accounting Part; Investor Relations Part; and Group Business Synergy Part.
Lee Een-kyoon	Apr. 1, 1967	Deputy President and Chief Operation Officer	Shinhan Leadership Center; Management Support Team; SDGs Planning Team; and Corporate Social Responsibility Team.
Park Hyun Ju	Apr. 22, 1965	Deputy President and Chief Consumer Protection Officer	Consumer Protection Team
Choi Hyuck Jae	Aug. 15, 1970	Deputy President and Chief AI Officer and Chief Digital Officer	AI Transformation Center; Digital Strategy Team; Digital Market Sensing Part; and Information Security Team.
Ra Hoon	Mar. 19, 1969	Executive Director and Chief Risk Officer	Risk Management Part; Risk Model Validation Team; and Credit Review Team.

Name	Date of Birth	Position	In Charge of
Lee Youngho	Oct. 17, 1970	Executive Director and Chief Compliance Officer	Compliance Part
Kim Jion	May. 12, 1968	Executive Director and Chief Audit Officer	Audit Part
Kim Junhwan	Jun. 23, 1972	Executive Director and Head of Digital Market Sensing Part	Digital Market Sensing Part

None of the executive officers have any significant activities outside Shinhan Financial Group.

Koh Seogheon has been our deputy president and chief strategy officer since January 1, 2022. Mr. Koh previously served as the head of business management division and strategic planning team of Shinhan Financial Group. Mr. Koh received a bachelor’s degree in economics from Seoul National University.

Jang Jeong Hoon has been our deputy president and chief financial officer since January 1, 2026. Mr. Jang previously served as the deputy president of Shinhan Securities. Mr. Jang received an M.B.A. from Washington University in St. Louis.

Lee Een-kyoon has been our deputy president and chief operation officer since January 1, 2019. Mr. Lee previously served as the head of the management support team and the head of the secretary’s office of Shinhan Bank. Mr. Lee received a bachelor’s degree in English literature from Hanyang University.

Park Hyun Ju has been our deputy president and chief consumer protection officer since July 1, 2023. Ms. Park previously served as the head of Consumer Protection Division of Shinhan Bank. Ms. Park graduated from Seoul Girl’s Commercial High School.

Choi Hyuck Jae has been our deputy president and chief AI officer and chief digital officer since October 1, 2025. Mr. Choi previously served as an executive director of Shinhan Bank. Mr. Choi received a master’s degree in human resource management from Korea University.

Ra Hoon has been our executive director and chief risk officer since January 1, 2026. Mr. Ra previously served as the head of the risk management group of Shinhan Bank. Mr. Ra received a bachelor’s degree in statistics from Korea University.

Lee Youngho has been our executive director and chief compliance officer since January 1, 2025. Mr. Lee previously served as a general manager of the compliance department and the chief compliance officer of Shinhan Bank. Mr. Lee received a bachelor’s degree in law from Sogang University.

Kim Jion has been our executive director and chief audit officer since January 1, 2024. Ms. Kim previously served as the head of the PRM marketing team of Shinhan Bank. Ms. Kim received a bachelor’s degree in economics from Yonsei University.

Kim Junhwan has been our executive director and head of digital market sensing part since January 1, 2024. Mr. Kim previously served as the head of the digital innovation team of Shinhan Bank. Mr. Kim received a doctor’s degree in computer application design studies from Korea Advanced Institute of Science & Technology.

There are no family relationships among our directors and/or executive officers.

ITEM 6.B.	Compensation

The aggregate remuneration and benefits-in-kind paid by us to our chairman, our executive directors, our non-executive directors and our executive officers for the year ended December 31, 2025 was ~~W~~5.9 billion, consisting of ~~W~~3.7 billion in salaries and wages and ~~W~~2.2 billion in bonus payments.

We do not offer any service contracts to outside directors upon their retirement, but we may offer such service contracts to certain members of our senior management upon termination of their employment with us. We do not pay any severance payment to outside directors upon their retirement, but we pay fixed sums of severance payment to members of our senior management pursuant to our internal guidelines on severance payments. In 2025, we accrued ~~W~~0.1 billion for retirement bonus.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. We did not record any accrued expense for stock options in 2025.

Since April 1, 2010, we have granted performance shares (“PSs”) to certain high-ranking officers of select group companies. PSs represent a stock-based long-term compensation system, where virtual shares backed by the Group’s common stock are granted. The total number of PSs awarded is determined by assessing the performance of the affiliated company over a four-year operating period commencing from the date of the grant. Upon the conclusion of this operating period, cash payments are made to the holders based on the stock price of the Group at that time. No PSs have been granted to outside directors. In 2025, we recognized ~~W~~22.5 billion as accrued expenses for PSs.

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in December 2016, we are required to disclose in our Korean annual report the individual annual compensation (including stock options) paid by us to our directors and statutory auditors if the individual annual compensation for such persons amounts to ~~W~~500 million or more.

In 2025, Mr. Jin Okdong, our Chief Executive Officer, received ~~W~~1,297 million, consisting of salaries and wages. In addition, in 2025, Mr. Jin was granted 17,841 of our PSs. The exercisability of these PSs will be determined based on a review of our business performance and share price movements during four years, beginning with the fiscal year in which such shares were granted.

The Group determines annual incentive compensation by conducting performance evaluations. Performance measures include quantitative measures, such as total shareholder return, profitability, risk-adjusted return, nonperforming loan ratios before sales and write-offs and efficiency ratios, as well as qualitative measures, such as the achievement of pre-established strategic initiatives. The Group determines long-term incentive compensation by conducting performance evaluations over a four-year period. Performance measures generally consist of quantitative metrics, such as relative stock price performance, adjusted ROE/ROTCE and non-performing loan ratios, although qualitative measures may also be used for certain officers whose performance is not readily quantifiable. The maximum number of PSs that may be granted to the directors of the Group in respect of fiscal year 2026 has been set at 30,000 shares in the aggregate.

ITEM 6.C.	Board Practices

Board of Directors

Our board of directors, which currently consists of one executive director, one non-executive director and nine outside directors, has the ultimate responsibility for the management of our affairs.

Our Articles of Incorporation provide for no fewer than three but no more than fifteen directors, the number of outside directors must be more than 50% of the total number of directors, and we must maintain at least three outside directors. All directors are elected for a term not exceeding three years as determined by the shareholders’ meeting, except that outside directors are elected for a term not exceeding two years, provided that the term of re-election shall not exceed one year and the term cannot be extended in excess of six years. The aggregate term served as an outside director of us or any of our subsidiaries shall not exceed nine years.

Terms are renewable and subject to the Korean Commercial Code, the Financial Holding Companies Act, the Act on Corporate Governance of Financial Companies and related regulations. See “Item 6.A. Directors and Senior Management” above for information concerning the terms of office of our directors and executive officers.

Our board of directors meets on a regular basis to discuss and resolve on material corporate matters. Additional extraordinary meetings may also be convened at the request of the chairman and chief executive officer or a director designated by the board.

Currently, there are no outstanding service contracts between any of our directors or executive officers and us or any of our subsidiaries providing for benefits upon termination of employment by such director or executive officer.

Committees of the Board of Directors

We currently have eight management committees that serve under the board:

•	the Committee for Recommending Candidates for CEO;

•	the Audit Committee;

•	the Committee for Recommending Candidates for Independent Directors and Members of Audit Committee;

•	the Risk Management Committee;

•	the Remuneration Committee;

•	the Environment, Social and Governance (ESG) Strategy Committee;

•	the Subsidiary’s CEO Recommendation Committee; and

•	the Internal Control Committee.

Each committee member is appointed by the board of directors, except for members of the Audit Committee, who are elected at the general meeting of shareholders.

Committee for Recommending Candidates for CEO

The Committee for Recommending Candidates for CEO currently consists of five directors: Choi Young Gwon (Chairman), Kwak Su Keun, Kim Jo Seol, Park Jong Bok and Bae Hoon. However, for the meeting for the final selection of candidates for the CEO position, all outside directors are called to participate in the committee, and in this case, all outside directors are considered to be part of the committee. This committee is responsible for matters concerning the recommendation of candidates for the CEO position, including establishing and reviewing our management succession plan and its operation, setting and evaluating the qualifications and criteria for the CEO and CEO candidate pool and other matters necessary for improving our overall corporate governance structure. The chairman of the committee must be an outside director, and the incumbent CEO may be restricted from participating and voting on matters related to the CEO selection.

Audit Committee

The Audit Committee currently consists of four outside directors: Lim Seung Yeon (Chairman), Kwak Su Keun, Bae Hoon and Choi Young Gwon. The committee oversees our financial reporting and approves the appointment of, and interaction with, our independent auditors and our internal audit-related officers. The committee also reviews our financial information, audit examinations, key financial statement issues and the administration of our financial affairs by the board of directors. The committee examines the agenda, and financial statements and other reports to be submitted by the board of directors, for each general meeting of shareholders. The committee holds regular meetings every quarter.

Committee for Recommending Candidates for Independent Directors and Members of Audit Committee

The Committee for Recommending Candidates for Independent Directors and Members of Audit Committee currently consists of four outside directors: Yang In Jip (Chairman), Kim Jo Seol, Lim Seung Yeon and Chun Myo Sang. Members of this committee will be appointed by our board of directors only to the extent necessary to recommend and nominate candidates for our outside director positions and audit committee members, and related matters. However, when the process for final recommendation of outside director and audit committee member candidates commences, all outside directors are called to participate in the committee, and in this case, all outside directors are considered to be part of the committee. The committee meetings are called by the committee’s chairman, who must be an outside director. This committee is responsible for matters relating to: (i) establishment, review and reinforcement of policies for outside director and audit committee member selection, (ii) recommendation of outside director and audit committee member candidates for approval at the general shareholders’ meeting and (iii) continual recruitment and screening of potential outside director candidates.

Risk Management Committee

The Risk Management Committee currently consists of three outside directors: Song Seong Joo (Chairman), Park Jong Bok and Yang In Jip. The committee oversees and makes determinations on all issues relating to our comprehensive risk management function. In order to ensure our stable financial condition and to maximize our profits, the committee monitors our overall risk exposure and reviews our compliance with risk policies and risk limits. In addition, the committee reviews risk and control strategies and policies, evaluates whether each risk is at an adequate level, establishes or abolishes risk management divisions, reviews risk-based capital allocations, and reviews the plans and evaluation relating to our internal controls. The committee holds regular meetings every quarter.

Remuneration Committee

The Remuneration Committee currently consists of three outside directors: Park Jong Bok (Chairman), Lim Seung Yeon and Chun Myo Sang. This committee is responsible for reviewing and approving the management’s evaluation and compensation programs. At least one-half of the members of this committee must be outside directors, and currently all members of this committee are outside directors. The committee meetings are called by the committee’s chairman, who must be an outside director.

Environmental, Social and Governance (ESG) Strategy Committee

The ESG Strategy Committee currently consists of five directors: Song Seong Joo (Chairman), Kim Jo Seol, Chun Myo Sang, Jung Sang Hyuk and Jin Okdong. This committee is responsible for setting the corporate policy for sustainable management, corporate disclosure of sustainability reports and discussing specific business agenda in relation to socially responsible management and other matters such as corporate strategy regarding climate change.

Subsidiary’s CEO Recommendation Committee

The Subsidiary’s CEO Recommendation Committee currently consists of five directors: Jin Okdong (Chairman), Kwak Su Keun, Bae Hoon, Song Seong Joo and Yang In Jip. This committee is responsible for matters relating to the evaluation of subsidiary management leadership, establishment of subsidiary CEO qualifications, verification and recommendation of subsidiary CEO candidates and other matters deemed necessary by the committee.

Internal Control Committee

The Internal Control Committee currently consists of four directors: Choi Young Gwon (Chairman), Bae Hoon, Song Seong Joo and Yang In Jip. This committee is responsible for reviewing and approving matters concerning internal controls, including establishing our internal control policies and strategies. The committee also monitors and evaluates whether executive officers are appropriately performing their management and reporting duties regarding internal controls in accordance with the relevant regulations, and may demand necessary remedial actions in the event of any deficiencies.

ITEM 6.D.	Employees

At the holding company level, we had 172, 173 and 175 regular employees as of December 31, 2023, 2024 and 2025, respectively, almost all of whom were employed in Korea. Our subsidiaries had 20,528, 20,025 and 19,384 regular employees as of December 31, 2023, 2024 and 2025, respectively, almost all of whom were employed in Korea. In addition, we had seven non-regular employees at the holding company level as of each of December 31, 2023, 2024 and 2025, and 2,006, 1,891 and 2,100 non-regular employees at the subsidiary level as of December 31, 2023, 2024 and 2025, respectively. Of the total number of regular and non-regular employees at both the holding company and subsidiaries, approximately 1.26% were managerial or executive employees.

As of December 31, 2025, (i) 8,325 employees of Shinhan Bank and 354 employees of Jeju Bank were members of the Korean Financial Industry Union, (ii) 1,966 employees of Shinhan Card were members of the Korean Federation of Clerical and Financial Labor Union, and (iii) 1,683 employees of Shinhan Securities, 1,198 employees of Shinhan Life Insurance, 208 employees of Shinhan Fund Partners and 13 employees of Shinhan EZ General Insurance were members of the Korea Finance & Service Workers’ Union.

Under Korean law, we may not terminate full-time employees except under limited circumstances.

Since our acquisition of Chohung Bank in 2003, we have not experienced any general employee work stoppages and consider our employee relations to be good.

Under the Korean National Pension Law, we annually contribute an amount equal to 4.75% of employee wages, and each employee contributes 4.75% of his or her wages, to the National Pension Management Corporation, as of the date of this annual report. Such rates, however, are scheduled to gradually increase to 6.5% by 2033. In addition, pursuant to the Employee Retirement Security Act, we operate a retirement pension system under which we make annual contributions to pension funds managed by financial institutions (which replaced our former retirement pension system under which we managed the pension fund in-house) that provide employees either regular pension payments or a lump sum payment upon termination of employment, at the choice of the employee. We believe that our retirement pension system confers the following benefits: (1) insulation of employees from the risk of default on their pension payments as the pension funds are deposited with large financial institutions; (2) provision of varied forms of payment, such as regular pension payments and a lump sum payment, upon termination of employment; (3) provision to employees of the option to make investment decisions for their individual pension accounts; and (4) elimination of the ability of employees to cash in his or her retirement fund prematurely, thereby guaranteeing such employees a lump sum payment upon termination of employment. Under this retirement pension system, we and our subsidiaries can opt for either a defined benefit plan or a defined contribution plan, or a combination of both. Under the defined benefit plan, the amount of pension payable upon an employee’s retirement is fixed in advance, and the employer is responsible for making the requisite payments to the pension fund and making investment decisions in relation to the fund assets. Under the defined contribution plan, the employee sets aside a fixed percentage or amount of his/her salaries to the pension fund and exercises investment decisions for his or her individual pension account. As of December 31, 2023, 2024 and 2025, we recognized assets for defined benefit obligations of ~~W~~(47) billion, ~~W~~(117) billion and ~~W~~(335) billion, respectively. See Note 27 of the notes to our consolidated financial statements included in this annual report.

ITEM 6.E.	Share Ownership

As of March 18, 2026, the persons who are currently our directors or executive officers, as a group, beneficially held an aggregate of 80,505 shares of our common stock, representing approximately 0.02% of our outstanding common stock as of such date. None of these persons individually held more than 1% of our outstanding common stock as of such date.

Members of the employee stock ownership association have certain preemptive rights in relation to our shares that are publicly offered under the Financial Investment Services and Capital Markets Act. As of December 31, 2025, the employee stock ownership association owned 24,470,282 shares of our common stock.

Prior to April 1, 2010, we granted stock options to our chairman, our president and chief executive officer and other directors and executive officers. Effective April 1, 2010, we ceased granting stock options. As of December 31, 2025, there were no unexercisable stock options.

ITEM 6.F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7.A.	Major Shareholders

The following table sets forth certain information relating to the beneficial ownership of our common shares as of December 31, 2025.

Name of Shareholder	Number of Common Shares Beneficially Owned	Beneficial Ownership (%)
National Pension Service(1)	43,846,070	9.19%
BlackRock Fund Advisors(2)	24,899,111	5.22%
Shinhan Financial Group Employee Stock Ownership Association	24,470,282	5.13%
Others(3)	383,941,936	80.46%

Total	477,157,399	100.00%

Note:

(1)

On March 12, 2026, we reported that the number of common shares owned by our largest shareholder, National Pension Service, decreased to 43,441,749 shares of common stock (representing 9.15% of our issued common shares as of February 20, 2026).

(2)	Number of shares based on Schedule 13G filed by BlackRock, Inc. on July 18, 2025.
(3)	Excludes our treasury shares.

As of December 31, 2025, the number of treasury shares held by us is 8,337,535 common shares, which do not have voting rights. Other than those listed above, no other person or entity known by us, jointly or severally, directly or indirectly owns more than 5% of our issued and outstanding voting securities or otherwise exercises control or could exercise control over us. None of our shareholders have different voting rights.

As of the date hereof, our total authorized share capital is 1,000,000,000 shares, par value ~~W~~5,000 per share.

As of December 31, 2025, the latest date on which we closed our shareholders’ registry, 874 shareholders of record were notated as U.S. persons, holding in the aggregate 26.9% of our then total outstanding shares (including Citibank, N.A., as the depositary for our ADSs, each representing one share of our common stock effective October 15, 2012, prior to which each ADS represented two common shares).

ITEM 7.B.	Related Party Transactions

Since the beginning of the preceding three financial years, none of our directors or officers has or had any transactions with us that are or were unusual in their nature or conditions or significant to our business, other than as set forth below and also described in Note 50 of the notes to our consolidated financial statements included in this annual report.

As of December 31, 2023, 2024 and 2025, we had principal loans outstanding to our directors, executive officers and their affiliates in principal amounts of ~~W~~5.0 billion, ~~W~~3.4 billion and ~~W~~4.6 billion, respectively, which were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

ITEM 7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

ITEM 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and our consolidated financial statements included in this annual report.

Legal Proceedings

We and our subsidiaries are involved in various legal actions and regulatory proceedings arising from our ordinary course of business. As of December 31, 2025, we and our subsidiaries were defendants in pending lawsuits (including regulatory proceedings) in the aggregate claim amount of ~~W~~1,409 billion, for which we recorded a provision of ~~W~~144 billion. We also recorded an additional ~~W~~6 billion for insurance contract liabilities (liability for incurred claims) for litigations, among others.

In August 2019, the Financial Supervisory Service launched an investigation into Lime Asset Management Co., Ltd. (“Lime Asset”), one of Korea’s then-largest hedge funds, including with regards to allegations that Lime Asset had concealed the fact that it had changed the multi-manager trade finance fund’s investment method and concealed losses in their trade finance funds. Beginning in October 2019, Lime Asset suspended withdrawals from certain of its funds, freezing approximately ~~W~~1.7 trillion in total as of the end of 2019, according to the Financial Supervisory Service. According to Financial Supervisory Service investigations, Lime Asset’s ~~W~~229.6 billion trade finance fund was found to have been associated with a debacle involving the International Investment Group LLC (“IIG”), a New York-based investment adviser charged with securities fraud and running a Ponzi scheme. On November 26, 2019, the SEC revoked the registration of IIG for allegedly overvaluing defaulted loans in the fund’s portfolio to conceal losses in its flagship hedge fund and selling at least $60 million in fake loan assets to clients. According to the Financial Supervisory Service, Lime Asset signed a contract with a Singaporean commodity trader, which took over Lime Asset’s ownership stake in an IIG fund in June 2019, with the Singaporean entity issuing promissory notes to Lime Asset, and Lime Asset did not properly disclose to its investors such change in the fund’s investment target from the IIG fund to promissory notes.

Certain investors in funds of Lime Asset have filed dispute mediation claims to the Financial Supervisory Service and criminal and civil claims against Lime Asset, as well as against financial institutions that have sold such products, claiming they learned of the change in the trade finance fund’s investment method and losses only in October 2019 and that they were also misguided and not fully informed of the risks associated with these funds when investing in such products. The Financial Supervisory Service conducted a comprehensive audit in November and December 2019. In February 2020, the Prosecutors’ Office of Korea announced that they had launched an investigation into Lime Asset as well as Shinhan Securities and also searched Shinhan Bank’s headquarters on July 1, 2020 in connection with this matter. On October 6, 2020, the Financial Supervisory Service imposed on Shinhan Securities a six-month partial suspension of business operations and an administrative fine of approximately ~~W~~4 billion in connection with violations of the Financial Investment Services and Capital Markets Act. In addition, one former CEO of Shinhan Securities was subject to an equivalent of a three-month suspension from duty, while another former CEO of Shinhan Securities received an equivalent of a cautionary warning. On November 12, 2021, an administrative fine of approximately ~~W~~2.5 billion imposed on Shinhan Securities was confirmed. On April 22, 2021, the sanctions committee of the Financial Supervisory Service recommended a partial business suspension and fine of ~~W~~8.7 billion on Shinhan Bank, a cautionary warning to the CEO of Shinhan Bank, an institutional caution and fine of ~~W~~50 million on Shinhan Financial Group and a caution to the CEO of Shinhan Financial Group in connection with Shinhan Bank’s alleged improper solicitation of troubled Lime Asset funds and management’s oversight in risk management. On July 11, 2022, the partial business suspension and the fine of ~~W~~5.7 billion on Shinhan Bank and a cautionary warning to the CEO of Shinhan Bank were confirmed. On November 30, 2023, a final resolution by the Financial Services Commission confirmed a fine of ~~W~~50 million for Shinhan Financial Group, Shinhan Bank and Shinhan Securities for violating the obligation to establish internal control standards under the Corporate Governance Act, as well as an institutional caution and a caution to the CEO of Shinhan Financial Group.

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

In June 2020, the Financial Supervisory Service launched an investigation into Discovery Asset Management Co., Ltd. (“Discovery Asset”), which operated funds that invested in certain funds in the United States managed by Direct Lending Investment, LLC (“DLI”). In April 2019, the U.S. Securities and Exchange Commission obtained a preliminary injunction and order appointing a receiver to freeze DLI’s funds based on the complaint that DLI fabricated values of its assets under management and reported returns. In response, Discovery Asset suspended withdrawals from funds under its management, thereby freezing approximately ~~W~~256 billion in total of its investors’ funds as of April 2019. While neither Shinhan Bank nor Shinhan Securities was involved in the sale of such DLI-related funds structured by Discovery Asset, Shinhan Bank and Shinhan Securities did sell other Discovery Asset funds (affected by such suspension of withdrawal) to investors in Korea. Between 2017 and 2019, Shinhan Bank and Shinhan Securities sold ~~W~~93.6 billion and ~~W~~29.5 billion, respectively, of such Discovery Asset products (unrelated to DLI funds), of which Shinhan Bank and Shinhan Securities have recovered ~~W~~45.1 billion and ~~W~~22.7 billion, respectively, from Discovery Asset. In 2022, Shinhan Bank completed its voluntary settlement process with substantially all of such investors in Discovery Asset funds. In January 2025, the Financial Supervisory Service re-issued its report that Shinhan Bank had violated its obligations to establish adequate internal control standards, and Shinhan Bank submitted its response to such report in January 2026. In September 2025, the Financial Supervisory Service issued its report that Shinhan Securities had engaged in improper sales, but that it would not impose any penalties on Shinhan Securities. Shinhan Securities subsequently conducted an internal audit of its officers and employees between September and October 2025, and imposed disciplinary measures on the relevant officers and employees in November 2025.

The prepayments made or to be made by Shinhan Bank and Shinhan Securities to investors of Lime Asset funds and Discovery Asset funds, respectively, as explained above, have been or will be, as the case may be, settled at the time of recovery of the underlying funds. If the amount recovered from the underlying fund is less than the amount prepaid to investors, Shinhan Bank and Shinhan Securities may not be able to recover from investors the prepaid amount that is in excess of the recovered amount and accordingly suffer losses. Depending on the performance of such underlying funds, we may record provisions for credit loss allowance to account for expected future losses.

From May 2017 to December 2018, Shinhan Securities sold ~~W~~390.7 billion of certain German Heritage derivative-linked securities (“German Heritage DLS Products”), which were derivative-linked trust products where performance was based on underlying Singaporean funds that invested in Germany’s monument status building development projects. Since July 2019, maturity payments have been delayed on the German Heritage DLS Products as recovery on the underlying funds had been delayed. In March 2020, the board of directors of Shinhan Securities resolved to advance 50% of the investment to investors of the German Heritage DLS Products whose maturity redemption was delayed. In November 2022, the Financial Dispute Mediation Committee of the Financial Supervisory Service issued a non-binding recommendation to return in full the investment to the investors of the German Heritage DLS Products. In December 2022, the board of directors of Shinhan Securities decided not to accept this non-binding recommendation and resolved to compensate investors at a rate of 100% for general investors and 80% to 95% for professional investors. As of the same date, Shinhan Securities had completed a voluntary settlement process totaling ~~W~~365.7 billion with most investors of the German Heritage DLS Products.

In connection with the matters described above, Shinhan Bank and Shinhan Securities have recognized (i) credit loss allowances relating to amounts prepaid to customers, which are recorded as assets, and (ii) provisions based on estimated customer losses. As of December 31, 2025, Shinhan Bank had a credit loss allowance balance of ~~W~~183.5 billion with respect to Lime Asset and none with respect to Discovery Asset. In addition, Shinhan Bank’s provision balances amounted to ~~W~~3.3 billion and ~~W~~7.5 billion for Lime Asset and Discovery Asset, respectively, as of December 31, 2025. As of December 31, 2025, Shinhan Securities had no credit loss allowance balances with respect to Lime Asset, Discovery Asset or German Heritage DLS Products. In addition, as of December 31, 2025, Shinhan Securities’ provisions amounted to ~~W~~58.7 billion for Lime Asset, and none for Discovery Asset and German Heritage DLS Products. Such credit loss allowances and provisions are based on currently available information, including the expected recovery of underlying assets and the progress of discussions with investors. However, due to various uncertainties, including factors beyond the control of Shinhan Bank and Shinhan Securities, Shinhan Bank or Shinhan Securities may recognize additional losses, allowances or provisions in future periods, and there can be no assurance that such amounts will not be material.

In January 2024, the Financial Supervisory Service commenced an investigation into an alleged violation of, among others, the FCP Act that occurred during past sales by Shinhan Bank and by other banks in Korea of Hong Kong H-Index-based equity linked trust products (“H-Index ELT”), which resulted in substantial losses to the customers who purchased such products upon maturity. On March 11, 2024, the Financial Supervisory Service announced dispute resolution criteria that may be voluntarily applied by each financial institution in determining compensation for investors who suffered losses due to such institution’s alleged incomplete sales of H-Index ELT. On March 29, 2024, Shinhan Bank announced that its board of directors has resolved to initiate voluntary settlement process with the investors based on the guideline announced by the Financial Supervisory Service and began discussions with the investors starting in April 2024. As of February 28, 2026, total compensation of approximately ~~W~~170 billion has been made to such investors. In November 2025, the Financial Supervisory Service recommended to the Financial Services Commission that administrative fines and penalties be imposed on banks that had failed their recording obligations with regard to the sales of the H-Index ELT, including Shinhan Bank. In February 2026, the Financial Supervisory Service recommended further penalties for improper sales of the H-Index ELT. A final determination of any penalties remains subject to a decision by the Financial Services Commission.

In February 2023, the Korea Fair Trade Commission commenced investigations into banks in Korea with respect to whether they had engaged in any unfair practices in violation of competition laws. In January 2024, the Korea Fair Trade Commission issued a review report addressed to the four largest banks in Korea, including Shinhan Bank, which alleged that the banks had colluded among themselves to maintain similar terms and conditions for their secured loans. Specifically, the Korea Fair Trade Commission alleged that the banks had shared information about the maximum loan-to-value ratio each bank offered to its respective customers with the intent of maintaining similar levels among themselves. In February 2026, the Korea Fair Trade Commission imposed an aggregate fine of ~~W~~272 billion on the four banks, including ~~W~~63.8 billion on Shinhan Bank. In March 2026, the four banks, including Shinhan Bank, filed an administrative lawsuit with the Seoul High Court challenging the imposition of such fines.

On October 11, 2024, Shinhan Securities announced a financial incident involving significant losses due to off-scope trading of futures within its Exchange-Traded Fund Liquidity Provider department, as well as the discovery of false swap transactions being registered, amounting to approximately ~~W~~130 billion. The Financial Supervisory Service conducted investigations into the incident in October and November 2025. In December 2025, the sanctions review committee of the Financial Supervisory Service recommended that Shinhan Securities be subject to an institutional warning and an administrative fine of ~~W~~60 million, as well as a cautionary warning to its CEO, for volations relating to the designation of a person responsible for derivatives business operations and approval procedures for over-the-counter derivatives transactions, among others. A final determination of any penalties remains subject to a decision by the Financial Services Commission.

In 2023, the Financial Supervisory Service launched an investigation into whether Shinhan Life Insurance misused the personal credit information of its customers in violation of the Use and Protection of Credit Information Act of Korea, which the Financial Services Commission is currently deliberating. It is not possible to predict the final outcome of such deliberation as of the date of this annual report.

Although we intend to rigorously defend our positions in the lawsuits or other regulatory proceedings against us, it is difficult to predict the final outcome of these proceedings or the potential impact these proceedings and related events may have on our financial condition, equity or results of operations. The total amount in dispute or amounts subject to regulatory action may increase during the course of these legal claims and regulatory actions, and other lawsuits may be brought against us based on similar allegations. Accordingly, we cannot assure you that these proceedings and related events will not have an adverse effect on our business, financial condition and results of operations. For further details of these and other litigations, see Note 48 of the notes to our consolidated financial statements.

Dividend Policy

For a detailed description of our dividend policy, see “Item 10.B. Memorandum and Articles of Incorporation — Description of Share Capital — Dividends.”

ITEM 8.B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

ITEM 9.A.	Offer and Listing Details

Market Prices of Common Stock and ADSs

The principal trading market for our common shares is the KRX KOSPI Market Division of the Korea Exchange, where our common shares were listed on September 10, 2001 under the identifying code 055550. Our ADSs have been listed on the New York Stock Exchange since September 16, 2003 and are identified by the symbol “SHG.”

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

The Korea Exchange was established as a limited liability stock company under the Korean Commercial Code, with a minimum paid-in capital of ~~W~~100 billion, in accordance with the Financial Investment Services and Capital Markets Act. Historically, the Korea Exchange was the only exchange authorized under the Financial Investment Services and Capital Markets Act. However, in May 2013, the Financial Investment Services and Capital Markets Act was amended to introduce a licensing system under which licenses may be granted to exchanges that satisfy certain requirements. In addition, the Financial Services Commission has authorized the establishment of alternative trading systems that engage in the trading of listed beneficial certificates, among other things, for a multiple number of parties through electronic means. Reflecting such regulatory developments, Korea’s first alternative trading system, Nextrade (NXT), launched on March 4, 2025, marking the transition of the Korean securities market to a multi-market structure. The Korea Exchange operates and supervises four market divisions, the KRX KOSPI Market Division, the KRX KOSDAQ Market Division, the KRX Futures Market Division and the KRX KONEX Market Division. It has its principal office in Busan.

As of December 30, 2025, the aggregate market value of equity securities listed on the KOSPI was approximately ~~W~~3,478 trillion. The average daily trading volume of equity securities for 2025 was approximately 445 million shares with an average transaction value of ~~W~~12,400 billion.

Even though the Financial Investment Services and Capital Markets Act prescribed that the Korea Exchange be established in a form of a limited liability stock company, the Korea Exchange is expected to play a public role in the Korean capital market. In order to safeguard against a possible conflict, the Financial Investment Services and Capital Markets Act has placed restrictions on the ownership and operation of the Korea Exchange and any newly established exchanges approved by the Financial Services Commission as follows:

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

The Korea Exchange publishes the KOSPI every ten seconds, which is an index of all equity securities listed on the Korea Exchange. Historical movements in KOSPI are set out in the following.

	Opening(1)	High	Low	Closing
2021	2,944.45	3,305.21	2,839.01	2,977.65
2022	2,988.77	2,989.24	2,155.49	2,236.40
2023	2,225.67	2,667.07	2,218.68	2,655.28
2024	2,669.81	2,891.35	2,360.58	2,399.49
2025	2,398.94	4,221.87	2,293.70	4,214.17
2026 (through April 21)	4,309.63	6,388.47	4,309.63	6,388.47

Source: Korea Exchange

Note:

(1)	The figures represent the daily closing price of the first trading day of the respective year.

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

As the cash deposited with a financial investment company is regarded as belonging to the financial investment company, which is liable to return the same at the request of its customer, the customer cannot take back deposited cash from the financial investment company if a bankruptcy or reorganization procedure is instituted against the financial investment company and, therefore, can suffer from loss or damage as a result. However, the Depositor Protection Act provides that the Korea Deposit Insurance Corporation will, upon the request of the investors, pay each investor up to ~~W~~100 million per financial institution in case of the financial investment company’s bankruptcy, liquidation, cancellation of securities business license or other insolvency events. The premiums related to this insurance are paid by financial investment companies. Pursuant to the Financial Investment Services and Capital Markets Act, a financial investment company with a dealing or brokerage license is required to deposit the cash received from its customers with the Korea Securities Finance Corporation, a special entity established pursuant to the Financial Investment Services and Capital Markets Act. Set-off or attachment of cash deposits by securities companies with the Korea Securities Finance Corporation is prohibited. In addition, in the event of bankruptcy or dissolution of the financial investment company, the cash so deposited shall be withdrawn and paid to the customer prior to payment to other creditors of the financial investment company.

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

Reporting Requirements for Holders of Substantial Interests

Under the Financial Investment Services and Capital Markets Act, any person whose direct or beneficial ownership of our common stock with voting rights, whether in the form of shares of common stock or ADSs, certificates representing the rights to subscribe for shares and equity-related debt securities including convertible bonds and bonds with warrants (which we refer to collectively as “Equity Securities”), together with the Equity Securities beneficially owned by certain related persons or by any person acting in concert with the person, accounts for 5% or more of the total outstanding shares (including Equity Securities of us held by such persons) is required to report the status of the holdings and the purpose of the holdings (for example, whether intending to seek management control) to the Financial Services Commission and the Korea Exchange within five business days after reaching the 5% ownership level. In addition, any change in the ownership interest subsequent to the report that equals or exceeds 1% of the total outstanding Equity Securities or change in the purpose of the holdings is required to be reported to the Financial Services Commission and the Korea Exchange within five business days from the date of the change, provided that (i) if the investment is for passive investment purposes the change must be reported by the 10th day of the month following an amendment event and (ii) if the investment is for general investment purposes (i.e., an investment that is not intended for active management participation, but with an intention to actively exercise its rights as a shareholder with respect to the matters such as a distribution policies of the issuer) the change must be reported within 10 business days following an amendment event. For institutional investors as prescribed by the Financial Services Commission, (i) if the investment is for portfolio investment purposes, the change must be reported by the 10th day of the following quarter in which the change occurred and (ii) if the investment is for general investment purposes, the change must be reported by the 10th day of the month following an amendment event).

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

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws and Financial Services Commission regulations, as amended (collectively, the “Investment Rules”), foreigners may invest, with limited exceptions and subject to procedural requirements, in all shares of Korean companies, whether listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange, unless prohibited by specific laws. Foreign investors may trade shares listed on the Stock Market Division of the Korea Exchange or on the KOSDAQ Market Division of the Korea Exchange only through public securities markets, except in limited circumstances, including:

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

•

over-the-counter transactions between foreigners of a class of shares for which the ceiling on aggregate acquisition by foreigners, as explained below, has been reached or exceeded subject to certain exceptions; and

•

sale and purchase of shares at fair value between foreigners who are part of an investor group consisting of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract.

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

Upon a foreign investor’s purchase of shares through the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange, no separate report by the investor is required. However, a foreign investor’s acquisition or sale of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange (as discussed above) must be reported by the foreign investor or his standing proxy to the governor of the Financial Supervisory Service at the time of each such acquisition or sale. A foreign investor must ensure that any acquisition or sale by it of shares outside the Stock Market Division of the Korea Exchange or the KOSDAQ Market Division of the Korea Exchange in the case of trades in connection with a tender offer, odd-lot trading of shares, trades of a class of shares for which the aggregate foreign ownership limit has been reached or exceeded, is reported to the governor of the Financial Supervisory Service by himself or his standing proxy, or, in the case of sale and purchase of shares at fair value between foreigners, who are part of an investor group consisting of foreign companies investing under the control of a common investment manager pursuant to applicable laws or contract. A foreign investor may appoint a standing proxy from among the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), securities companies (including domestic branches of foreign securities companies), asset management companies, futures trading companies and internationally recognized custodians which will act as a standing proxy to exercise stockholders’ rights or perform any matters related to the foregoing activities if the foreign investor does not perform these activities himself. Generally, a foreign investor may not permit any person, other than its standing proxy, to exercise rights relating to his shares or perform any tasks related thereto on his behalf. However, a foreign investor may be exempted from complying with these standing proxy rules with the approval of the governor of the Financial Supervisory Service in cases deemed inevitable by reason of conflict between laws of Korea and the home country of the foreign investor.

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

We are a financial holding company established under the Financial Holding Company Act. As set forth in our Articles of Incorporation, our objectives and purposes as a financial holding company are, among others, to operate and manage financial companies or companies engaged in similar lines of business, to provide financial support to, or investments in, our subsidiaries and to develop and jointly sell products with our subsidiaries. We are registered with the commercial registry office of the Seoul Central District Court.

Our Articles of Incorporation, which were last amended on March 26, 2026, are annexed to this annual report as Exhibit 1.1.

Description of Share Capital

This section provides information relating to our capital stock, including brief summaries of material provisions of our Articles of Incorporation, the Korean Commercial Code, the Financial Investment Services and Capital Markets Act, the Financial Holding Companies Act and certain related laws of Korea, all as currently in effect. The following summaries are intended to provide only summaries and are subject to the full text of our Articles of Incorporation and the applicable provisions of the Financial Investment Services and Capital Markets Act, the Korean Commercial Code, and certain other related laws of Korea.

General

As of the date of this annual report, our authorized share capital is 1,000,000,000 shares. Our Articles of Incorporation authorize us to issue shares of preferred stock up to one-half of the total number of our issued and outstanding shares. We are also authorized, under our Articles of Incorporation, to issue write-down contingent capital securities, in addition to our common shares and preferred shares. As of December 31, 2025, the number of our issued and outstanding common shares was 477,157,399.

All of our issued and outstanding shares are fully paid and non-assessable and are in registered form. As of December 31, 2025, we had 514,505,066 authorized but unissued shares. We may issue these unissued shares without further shareholder approval, subject to a resolution of our board of directors as provided in our Articles of Incorporation. See “— Distribution of Free Shares.” The par value of our common shares is ~~W~~5,000 per share.

Dividends

Dividends are distributed to our shareholders in proportion to the number of shares of the relevant class of capital stock held by each shareholder, following approval by the shareholders at an annual general meeting of shareholders. We pay full annual dividends on newly issued shares, including common shares represented by the ADSs, for the fiscal year in which such shares were issued. We declare our annual dividend at the annual general meeting of shareholders which is held within three months after the end of each fiscal year. The record date for such annual dividend is determined by the board of directors and must be announced at least two weeks in advance of such date. Annual dividends may be paid in either (i) cash or (ii) shares, provided that any shares distributed as dividends must be issued at par value. Under the Korean Commercial Code we are not obligated to pay any annual dividends that remain unclaimed for five years from its scheduled payment date.

In addition to such annual dividends, we may also distribute quarterly dividends in the form of cash payout to our shareholders within 45 days from the end of March, June and September, as applicable, pursuant to a resolution of our board of directors. The record date for the determination of shareholders entitled to receive such quarterly dividends may be set by a resolution of our board of directors, and such date must be announced at least two weeks in advance of each such record date. Any such quarterly dividends are paid in cash. Our Articles of Incorporation provide that that the aggregate amount of any quarterly dividends shall not exceed our net assets as of the end of the immediately preceding fiscal year, after deducting (i) our paid-in capital as of the end of the immediately preceding fiscal year, (ii) the aggregate amount of our capital reserves and earned surplus reserves accumulated up to such date, (iii) our unrealized profits as prescribed under the Enforcement Decree of the Commercial Code, (iv) the amount resolved to be distributed as dividends at the ordinary general meeting of shareholders held in respect of the immediately preceding fiscal year, (v) voluntary reserves accumulated for specific purposes pursuant to our Articles of Incorporation or through a resolution of shareholders at the general meeting of shareholders, (vi) earned surplus reserves equal to at least 10% of net profits for the relevant fiscal year until such reserves equal the aggregate amount of our stated capital and (vii) the aggregate amount of quarterly dividends paid during the current fiscal year, if any.

The table below sets forth the cash dividend per share of our common stock and preferred stock declared by us in respect of the years ended December 31, 2023, 2024 and 2025.

	For the Years Ended December 31,
	2023			2024			2025

	(In Won and US$, except total amounts)
Cash dividends per share of common stock:
In Korean Won	~~W~~	2,100	(1)	~~W~~	2,160	(2)	~~W~~	2,590	(3)
In U.S. Dollars(4)								$1.79
Cash dividends per share of preferred stock:
In Korean Won	~~W~~	525		~~W~~	—		~~W~~	—
In U.S. Dollars(4)								$—
Total amount of cash dividends paid (in billions of Won)	~~W~~	1,086	(1)	~~W~~	1,088	(2)	~~W~~	1,246	(3)

Note:

(1)

Includes an interim dividend of ~~W~~525 per share (or ~~W~~274 billion) declared in April 2023 and paid in May 2023, an interim dividend of ~~W~~525 per share (or ~~W~~272 billion) declared in July 2023 and paid in August 2023, an interim dividend of ~~W~~525 per share (or ~~W~~271 billion) declared in October 2023 and paid in

November 2023 and a year-end dividend of ~~W~~525 per share (or ~~W~~269 billion) declared in February 2024, approved in March 2024 and paid in April 2024.
(2)

Includes an interim dividend of ~~W~~540 per share (or ~~W~~275 billion) declared in April 2024 and paid in May 2024, an interim dividend of ~~W~~540 per share (or ~~W~~273 billion) declared in July 2024 and paid in August 2024, an interim dividend of ~~W~~540 per share (or ~~W~~272 billion) declared in October 2024 and paid in November 2024 and a year-end dividend of ~~W~~540 per share (or ~~W~~268 billion) declared in February 2025, approved in March 2025 and paid in April 2025.

(3)

Includes an interim dividend of ~~W~~570 per share (or ~~W~~278 billion) declared in April 2025 and paid in May 2025, an interim dividend of ~~W~~570 per share (or ~~W~~277 billion) declared in July 2025 and paid in August 2025, an interim dividend of ~~W~~570 per share (or ~~W~~273 billion) declared in October 2025 and paid in November 2025 and a year-end dividend of ~~W~~880 per share (or ~~W~~418 billion) declared in February 2026, approved in March 2026 and paid in April 2026.

(4)

Won amounts for the year ended December 31, 2025 have been expressed in U.S. Dollars at the rate of ~~W~~1,444.6 to US$1.00, the Noon Buying Rate in effect on December 31, 2025, for the convenience of readers. No representation is made that the Won or U.S. Dollar amounts referred to above could have been or could be converted into U.S. Dollars or Won, as the case may be, at any particular rate or at all.

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

Distribution of Free Shares

In addition to permitting dividends in the form of shares to be paid out of retained or current earnings, the Korean Commercial Code permits a company to distribute to its shareholders, in the form of free shares, an amount transferred from the capital surplus or legal reserve to stated capital. Any such free shares must be distributed to all shareholders on a pro rata basis. Our Articles of Incorporation require that holders of preferred shares receive the same type of preferred shares in the event of such distribution. For information regarding the treatment of free share distributions under Korean tax laws, see “Item 10.E. Taxation — Korean Taxation — Taxation of Dividends on Shares of Common Stock or ADSs.”

Preemptive Rights and Issuance of Additional Shares

Except as otherwise provided under the Korean Commercial Code, a company may issue authorized but unissued shares at such times and on such terms as its board of directors may determine. A company must offer its newly issued shares on uniform terms to all shareholders who have preemptive rights and who are listed on the shareholders’ register as of the applicable record date. Our shareholders are generally entitled to subscribe for newly issued shares in proportion to their existing shareholdings.

However, as provided in our Articles of Incorporation, we may issue new shares to persons other than existing shareholders pursuant to a resolution of our board of directors if those shares are: (1) publicly offered, provided that the number of shares so offered does not exceed 50% of our total number of issued and outstanding shares; (2) preferentially allocated to members of our employee stock ownership association pursuant to the Financial Investment Services and Capital Markets Act; (3) issued for the purpose of issuing depositary receipts pursuant to the Financial Investment Services and Capital Markets Act, provided that the number of shares so issued does not exceed 50% of our total number of issued and outstanding shares; (4) issued to directors or employees upon the exercise of stock options granted pursuant to the Korean Commercial Code; (5) issued to a financial investment company, a private equity fund or a special purpose company under the Financial Investment Services and Capital Markets Act; or (6) issued to specified foreign investors, foreign or domestic financial institutions or alliance companies for operational purposes, including the introduction of advanced financial technology, improvement of our or our subsidiaries’ financial structure, funding or strategic alliances, provided that the number of shares so issued does not exceed 50% of our total number of issued and outstanding shares.

Under the Korean Commercial Code, a company may differentiate, without shareholder approval, the terms of preemptive rights among different classes of shares. Public notice of the preemptive rights to newly issued shares, and the transferability thereof, must be given not less than two weeks (excluding any period during which the shareholders’ register is closed) prior to the applicable record date. We will notify the shareholders who are entitled to subscribe for newly issued shares of the subscription deadline at least two weeks prior to such deadline. If a shareholder fails to subscribe on or before such deadline, the shareholder’s preemptive rights will lapse. Our board of directors may determine how to distribute the shares for which preemptive rights have not been exercised or the fractional shares resulting from such issuance.

Under the Financial Investment Services and Capital Markets Act, if a listed company issues new shares by way of allotment to shareholders, it must issue certificates representing the preemptive rights to such shares. In addition, the company must list the newly issued shares on the Korea Exchange for a specified period of time or designate a securities company to broker or deal in such shares to ensure their proper distribution. If certain shareholders forfeit their subscription rights, the company may, subject to certain conditions (including conditions relating to the purchase price), allot such forfeited shares to third parties, although the company must withdraw such shares in principle. Under the Korean Commercial Code, when a company issues new shares by way of allotment to third parties, such company must notify its shareholders or provide public notice of the terms and other details of such issuance at least two weeks prior to the relevant subscription payment date. Under the Financial Investment Services and Capital Markets Act, however, a listed company may substitute such notification or public notice by disclosing the material fact in a report publicly filed with the listing authorities.

Under the Financial Investment Services and Capital Markets Act, members of a company’s employee stock ownership association, whether or not they are shareholders, generally have a preemptive right to subscribe for up to 20% of the shares publicly offered pursuant to such Act, subject to certain exceptions. However, this right is exercisable only to the extent that the aggregate number of shares acquired and held by such members does not exceed 20% of the total number of shares to be newly issued and then outstanding. As of December 31, 2025, our employee stock ownership association owned 24,470,282 shares, or 5.04%, of our common stock.

Corporate Value-Up Plan

In February 2024, the Government announced a corporate value-up support plan for listed companies, encouraging voluntary disclosures to improve valuations. Following discussions among our board of directors, we announced our Corporate Value-Up Plan in July 2024, which includes goals through 2027 to improve return on equity and enhance shareholder returns through share buybacks and cancellations. We plan to continue engaging with our shareholders and other market participants to enhance our corporate value. However, such goals are subject to numerous variables and uncertainties beyond our control, and no assurance can be given that we will be able to achieve such goals in a timely manner or at all.

General Meeting of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within three months after the end of each fiscal year. Subject to a resolution of our board of directors or court approval, an extraordinary general meeting of shareholders may be held when necessary or at the request of our Audit Committee. In addition, under the

Korean Commercial Code, an extraordinary general meeting of shareholders may be held at the request of shareholders who have held, for at least six months, an aggregate of 1.5% or more of the outstanding shares with voting rights of a listed company, subject to a board resolution or court approval. Furthermore, under the Act on the Corporate Governance of Financial Companies of Korea and its sub-regulations, an extraordinary general meeting of shareholders may be held at the request of shareholders who have held, for at least six months, an aggregate of 0.75% or more of the outstanding shares of a financial holding company (i) with total assets of ~~W~~5 trillion or more as of the end of the latest fiscal year and (ii) that controls two or more subsidiaries, each with total assets of ~~W~~2 trillion or more, subject to a board resolution or court approval.

Meeting agendas are determined by our board of directors or may be proposed by shareholders holding an aggregate of 3% or more of the outstanding shares with voting rights by submitting a written proposal to the board of directors at least six weeks prior to the meeting. In addition, under the Korean Commercial Code, meeting agendas may be proposed by shareholders who have held shares for at least six months of an aggregate of 1% or more of the outstanding shares of a listed company, or 0.5% or more in the case of a listed company whose capital was ~~W~~100 billion or more as of the end of the latest fiscal year. Furthermore, under the Act on the Corporate Governance of Financial Companies and its sub-regulations, meeting agendas may be proposed by shareholders who have held shares for at least six months of an aggregate of 0.1% or more of the outstanding shares.

Written notice stating the date, place and agenda of a general meeting of shareholders must be provided to shareholders at least two weeks prior to the date of such meeting. However, notice to holders of 1% or less of the total number of issued and outstanding shares entitled to vote may be given by publication of at least two public notices, at least two weeks in advance of the meeting, in at least two daily newspapers or by using an electronic method defined under the Korean Commercial Code and related regulations. Currently, we publish such notices in The Korea Economic Daily and Maeil Business Newspaper. Shareholders who are not listed on the shareholders’ register as of the applicable record date are not entitled to receive notice of, attend, or vote at a general meeting of shareholders.

The general meeting of shareholders is held at our registered executive office or, if deemed necessary, anywhere in the vicinity of our registered executive office.

Voting Rights

Holders of our common shares are entitled to one vote per share. However, voting rights with respect to common shares held by us and common shares held by a corporate shareholder, more than one-tenth of whose outstanding capital stock is directly or indirectly owned by us or such shareholder, may not be exercised. Unless otherwise provided in a company’s articles of incorporation, the Korean Commercial Code permits holders of an aggregate of 3% (or 1%, in the case of a company whose total assets were ~~W~~2 trillion or more as of the end of the latest fiscal year) or more of the outstanding shares with voting rights to request cumulative voting when electing two or more directors. Our Articles of Incorporation currently do not prohibit cumulative voting.

If a listed company’s total assets were ~~W~~2 trillion or more as of the end of the latest fiscal year, the company is required to establish and maintain an audit committee, whose members must be directors appointed at a shareholders’ meeting, of whom at least one must be an outside director. For a large listed company with total assets of ~~W~~2 trillion or more as of the end of the latest fiscal year, and a listed company with total assets of ~~W~~100 billion or more as of the end of the latest fiscal year, that has established an audit committee instead of a full-time auditor, at least one director (or at least two directors, effective September 10, 2026) who will serve as an audit committee member must be appointed separately from the other directors at the general meeting of shareholders. If the aggregate number of voting shares held by any shareholder exceeds 3% of the total issued and outstanding voting shares, such shareholder may not exercise voting rights with respect to the shares held in excess of such 3% threshold to elect or remove an audit committee member. In the case of the company’s largest shareholder, the shareholder and its specially related persons (as defined under applicable law) may not exercise voting rights with respect to the shares they collectively hold in excess of the 3% threshold to elect or remove an audit committee member who is not an outside director. Effective July 23, 2026, this restriction will also apply to the election or removal of audit committee members who are outside directors. If a listed company’s total assets were ~~W~~100 billion or more but less than ~~W~~2 trillion as of the end of the latest fiscal year, the company is required to appoint at least one standing director or audit committee member at a shareholders’ meeting. If the aggregate number of voting shares held by any shareholder of such company exceeds 3% of the total issued and outstanding voting shares, such shareholder may not exercise voting rights with respect to the shares held in excess of the 3% threshold to elect or remove a statutory auditor.

The Korean Commercial Code and our Articles of Incorporation provide that an ordinary resolution may be adopted with the approval of holders of at least a majority of the common shares present or represented at a meeting, provided that such majority also represents at least one-fourth of our total issued and outstanding common shares. Holders of non-voting shares (other than enfranchised non-voting shares) are not entitled to vote on any resolution or to receive notice of any general meeting of shareholders unless the agenda includes a resolution on which such holders are entitled to vote. The Korean Commercial Code allows a company’s Articles of Incorporation to prescribe the conditions under which non-voting shares may be enfranchised. For example, if our general meeting of shareholders resolves not to pay annual dividends on preferred shares, the holders of such preferred shares will be entitled to exercise voting rights from the general shareholders’ meeting immediately following the adoption of such resolution until the end of the meeting at which such dividends are declared. Holders of such enfranchised preferred shares have the same rights as holders of common shares to request, receive notice of, attend and vote at general meetings of shareholders.

Under the Korean Commercial Code, amendments to the Articles of Incorporation (including changes to the authorized share capital) and certain other matters, including removals of directors, dissolutions, mergers or consolidations, transfers of all or a significant portion of a company’s business, acquisitions of the entirety of another company’s business or issuances of new shares at a price below par value, require adoption of a special resolution by holders of at least two-thirds of the shares present or represented at the meeting, provided that such approval also represent at least one-third of the total issued and outstanding shares with voting rights. In addition, in the case of amendments to the Articles of Incorporation, mergers, consolidations or other matters affecting the rights or interests of preferred shareholders, a separate resolution must be adopted at a meeting of preferred shareholders. Such resolution requires approval by the holders of at least two-thirds of the preferred shares present or represented at the meeting, provided that such shares also represent at least one-third of the total issued and outstanding preferred shares.

A shareholder may exercise voting rights by proxy granted to another shareholder. If a shareholder intends to solicit proxies, a reference document specified by the Financial Supervisory Service must be delivered to the shareholder granting the proxy, with copies furnished to our executive office or branch office, our transfer agent and the Financial Services Commission. A proxy must present the power of attorney prior to the start of the general meeting of shareholders.

Rights of Dissenting Shareholders

Pursuant to the Financial Investment Services and Capital Markets Act, in certain limited circumstances (including, without limitation, a transfer of all or a significant portion of our business or a merger or consolidation with another company), dissenting shareholders have the right to require us to purchase their shares. In addition, pursuant to the Financial Holding Companies Act, the Financial Investment Services and Capital Markets Act and the Korean Commercial Code, if a financial holding company acquires a new direct or indirect subsidiary through the exchange or transfer of shares, dissenting shareholders have the right to require us to purchase their shares, subject to certain limited exceptions. To exercise such right, shareholders must submit a written notice of intent to dissent prior to the relevant general meeting of shareholders. Within 20 days (or 10 days in certain circumstances under the Financial Holding Companies Act) after the adoption of the relevant resolution, a dissenting shareholder must request in writing that we purchase their shares. We are obligated to purchase the shares of dissenting shareholders within one month after the end of such request period, at a price determined through negotiation between the shareholder and us. If no agreement is reached, the purchase price will be the arithmetic mean of: (1) the weighted average of the daily closing prices of the shares on the KRX KOSPI Market for the two-month period prior to the date of adoption of the relevant board resolution, (2) the weighted average of the daily closing prices of the shares on the KRX KOSPI Market for the one-month period prior to the date of adoption of the relevant board resolution and (3) the weighted average of the daily closing prices of the shares on the KRX KOSPI Market for the one-week period prior to the date of adoption of the relevant board resolution. If either we or the dissenting shareholder does not accept such purchase price, either party may request a court to adjust such purchase price.

Register of Shareholders and Record Dates

We maintain our register of shareholders at our transfer agent’s office in Seoul, Korea. The Korea Securities Depository, as our transfer agent, registers transfers of shares on the register of shareholders upon presentation of share certificates.

The Korean Commercial Code and our Articles of Incorporation permit our board of directors to set a record date (which must be publicly announced at least two weeks prior to such date) and/or close the register of shareholders for a period of up to three months to determine the shareholders entitled to exercise certain rights. The trading of shares and the delivery of share certificates may continue while the register of shareholders is closed.

Other Shareholder Rights

Our Articles of Incorporation do not have sinking fund provisions or provisions imposing liability on additional capital calls. No specific action is required to change the rights of holders of our capital stock other than to amend our Articles of Incorporation in accordance with the Korean Commercial Code. In addition, our Articles of Incorporation do not contain provisions governing changes in capital or provisions which would delay, defer or prevent a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Directors

Under the Korean Commercial Code and our Articles of Incorporation, any director intending to engage in a transaction with us or any of our subsidiaries in his or her personal capacity is required to obtain prior approval from the board of directors, and any director having an interest in such transaction may not vote on the board resolution approving such transaction.

Neither our Articles of Incorporation nor applicable Korean laws contain provisions relating to: (i) directors’ authority to approve compensations for themselves in the absence of an independent quorum, (ii) borrowing powers of directors or procedures for varying such powers, (iii) retirement or non-retirement of directors based on an age limit or (iv) the number of shares required to become a director.

Description of Preferred Stock

From time to time in the past, we have issued various series of preferred stock in connection with acquisitions and financing transactions. All such preferred shares have been redeemed or converted into common stock, and as of December 31, 2025, no shares of preferred stock were issued or outstanding.

Annual Report

Under the Financial Investment Services and Capital Markets Act, we must file with the Financial Services Commission and the Korea Exchange an annual business report (containing audit report and audited annual non-

consolidated and consolidated financial statements) within 90 days after the end of our fiscal year as well as a semi-annual business report within 45 days after the end of the first six months of our fiscal year and quarterly business reports within 45 days after the end of the first three months and nine months of our fiscal year, respectively (in each case, containing review report and reviewed interim non-consolidated and consolidated financial statements). Copies of such reports are available for public inspection on the websites of the Financial Services Commission and the Korea Exchange.

Transfer of Shares

Under the Korean Commercial Code, transfers of shares are effected by the delivery of share certificates. In order to exercise shareholders’ rights, the transferee must have his name and address registered in the registry of shareholders. Shareholders must file their name, address and seal with us. Nonresident shareholders must designate a proxy in Korea to receive notices, and notify us of such proxy’s name. Under the Financial Services Commission regulations, nonresident shareholders may appoint a standing proxy and may not allow any person other than the standing proxy to exercise rights regarding the acquired share or perform any task related thereto on his behalf, subject to certain exceptions. Authorized standing proxies under current Korean regulations include the Korea Securities Depository, foreign exchange banks (including domestic branches of foreign banks), licensed financial investment companies and internationally recognized custodians. Certain foreign exchange controls and securities regulations apply to the transfer of shares by nonresidents or non-Koreans. See “Item 10.D. Exchange Controls.”

For a description of restrictions on the aggregate shareholdings of a single shareholder and specially related persons, see “Item 4.B. Business Overview — Supervision and Regulation — Principal Regulations Applicable to Financial Holding Companies — Restrictions on Financial Holding Company Ownership.”

Acquisition of Treasury Shares

Under the Korean Commercial Code, we may acquire our own shares pursuant to resolution of the general meeting of shareholders or, in certain cases, a resolution of the board of directors in accordance with Article 165-3 of the Financial Investment Services and Capital Markets Act. Such acquisitions may be made by either: (i) purchasing shares on a stock exchange or (ii) purchasing a number of shares, other than the redeemable shares as set forth in Article 345, Paragraph (1) of the Korean Commercial Code, from each shareholder in proportion to such shareholder’s existing shareholding, through methods prescribed by Presidential Decree, provided that the total purchase price does not exceed the amount of profits available for distribution as dividends in respect of the immediately preceding fiscal year.

In addition, pursuant to the Financial Investment Services and Capital Markets Act and regulations under the Financial Holding Companies Act, we may purchase our own shares on the KRX KOSPI Market, through a tender offer, through a trust agreement with a trust company, or by retrieving shares from a trust company upon termination of a trust agreement, subject to the following restrictions:

(1)

the aggregate purchase price may not exceed the total amount available for distribution of dividends at the end of the preceding fiscal year less the amounts of dividends and reserves for such fiscal year, minus the sum of:

(a)	the purchase price of treasury shares acquired (if any) after the end of the preceding fiscal year;

(b)	the amounts subject to trust agreements;

(c)	the amount of dividends approved at the ordinary general meeting of shareholders after the end of the preceding fiscal year; and

(d)	the amount of retained earnings reserve required under the Korean Commercial Code;

plus the acquisition price of any treasury stock that has been disposed of after the end of the preceding fiscal year; and

(2) the acquisition of such shares must satisfy the applicable capital adequacy requirements under the Financial Holding Companies Act and the guidelines issued by the Financial Services Commission.

In general, under the Financial Holding Companies Act, our subsidiaries are not permitted to acquire our shares.

In March 2026, the Korean Commercial Code was amended to, among others, mandate the cancellation of all treasury shares held by a company, including those held prior to the amendment, subject to certain limited exceptions.

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

General

The Foreign Exchange Transaction Act of Korea, together with its Presidential Decree and the regulations thereunder (collectively, the “Foreign Exchange Transaction Laws”), regulate investments in Korean securities by nonresidents and issuance of securities by Korean companies outside Korea. Under the Foreign Exchange Transaction Laws, nonresidents may invest in Korean securities only to the extent specifically permitted thereunder or as otherwise permitted by the Ministry of Finance and Economy of Korea. In addition, pursuant to its authority under the Financial Investment Services and Capital Markets Act, the Financial Services Commission has also adopted regulations that further restrict investments by foreigners in Korean securities and regulate the issuance of securities by Korean companies outside Korea.

Under the Foreign Exchange Transaction Laws, (1) the Ministry of Finance and Economy may temporarily suspend payments, receipts or all or part of the transactions subject to the Foreign Exchange Transaction Laws, or may impose an obligation to safekeep or deposit at, or sell foreign currencies to, the Bank of Korea or certain specified financial institutions, if the Government determines that such measures are necessary due to the outbreak of a natural calamity, war, armed conflict or any grave and sudden changes in domestic or foreign economic circumstances or other comparable circumstances and (2) if the Government determines that Korea’s international balance of payments or international financial conditions face, or are likely to face, serious difficulties, or the movement of capital between Korea and other countries will cause, or is likely to cause, serious obstacles to the implementation of monetary, exchange rate or other macroeconomic policies, the Ministry of Finance and Economy may take measures to require prior approval for capital transactions or require that a portion of the payments received for such transactions be deposited at certain Korean governmental agencies or financial institutions, in each case subject to certain limitations.

Restrictions Applicable to Shares

Under the Foreign Exchange Transaction Laws, a foreign investor intending to acquire shares must designate a foreign exchange bank at which to open a foreign currency account and a Won account exclusively for stock investment purposes. No Korean governmental approval is required to remit foreign currency funds into Korea or to deposit such funds into the foreign currency account. Foreign currency funds may be transferred from the foreign currency account, as necessary to fund or settle the purchase price of a stock purchase transaction, to a Won account opened with a financial investment company duly licensed to engage in securities dealings or brokerage activities. Funds held in the foreign currency account may be remitted abroad without any Korean governmental approval.

Dividends on shares of Korean companies are paid in Won. No Korean governmental approval is required for foreign investors to receive dividends on, or the Won proceeds from the sale of, any shares, provided that they are paid, received and retained in Korea. Dividends paid on, and the Won proceeds from the sale of, any shares held by a nonresident of Korea must be deposited either into a Won account maintained with the investor’s financial investment company holding a securities dealing or brokerage license or into the investor’s Won account at a designated foreign exchange bank. Funds in a foreign investor’s Won account may be transferred to the investor’s foreign currency account or withdrawn for local living expenses, provided that any withdrawal of local living expenses by any one person exceeding US$10,000 per day must be reported by the relevant foreign exchange bank to the governor of the Financial Supervisory Service. Funds in the Won account may also be used for future investment in shares or for the payment of the subscription price of new shares obtained through the exercise of preemptive rights.

Financial investment companies with a securities dealing, brokerage or collective investment licenses are allowed to open foreign currency accounts with foreign exchange banks exclusively to accommodate foreign investors’ stock investments in Korea. Through such accounts, such licensed financial companies may engage in certain limited foreign exchange transactions, including conversions between foreign currencies and Won, either as a counterparty to or on behalf of foreign investors, without requiring such investors to open their own accounts with foreign exchange banks.

ITEM 10.E.	Taxation

The following summary is based on tax laws, regulations, rulings, decrees, income tax conventions (treaties), administrative practice and judicial decisions of Korea and the United States as of the date of this annual report, and is subject to any change in Korean or United States law that may come into effect after such date. Investors in shares of common stock or ADSs are advised to consult their own tax advisers as to the Korean, United States or other tax consequences of the purchase, ownership and disposition of such securities, including the effect of any national, state or local tax laws.

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

Taxation of Dividends on Shares of Common Stock or ADSs

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

Taxation of Capital Gains from Transfer of Common Shares or ADSs

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

You should inquire for yourself whether you are entitled to the benefit of an income tax treaty with Korea. It is the responsibility of the party claiming the benefits of an income tax treaty in respect of dividend payments or capital gains to submit to us, the purchaser, the financial investment company, or other withholding agent, as the case may be, a certificate as to his tax residence. In the absence of sufficient proof, we, the purchaser, the financial investment company, or other withholding agent, as the case may be, must withhold tax at the normal rates. Furthermore, in order for you to claim the benefit of a tax rate reduction or tax exemption on certain Korean source income (e.g., dividends or capital gains) under an applicable tax treaty as the beneficial owner of such Korean source income, Korean tax law requires you (or your agent) to submit an application (in the case for reduced withholding tax rate, an “application for entitlement to reduced tax rate,” and in the case for exemption from withholding tax, an “application for tax exemption”) with a certificate of your tax residency issued by the competent authority of your country of tax residence, subject to certain exceptions (together, the “BO application”). For example, a U.S. resident would be required to provide a Form 6166 as a certificate of tax residency with the application for entitlement to reduced tax rate or the application for tax exemption, as the case may be. However, if such application for tax exemption is being sought by an entity for an amount that is ~~W~~1 billion or more (including where the aggregate amount exempted within one year from the last day of the month in which the payment was made, is ~~W~~1 billion or more), in addition to the certificate of tax residence issued by a competent authority of such entity’s country of residence, such entity will be required to additionally submit (i) the names and addresses of all of the members of its board of directors, (ii) the identities and shareholding percentages of all of its shareholders (provided that if there are more than 100 shareholders, it may instead provide a statement showing the total number of shareholders and the aggregate investment amount from each country), and (iii) audit reports for the most recent three years submitted to the country of residence (or, if the entity has been in existence for less than three years, audit reports since incorporation). Such application should be submitted to the withholding agent prior to the payment date of the relevant income. Subject to certain exceptions, where the relevant income is paid to an overseas investment vehicle (an “OIV”) that is not the beneficial owner of such income, a beneficial owner claiming the benefit of an applicable tax treaty with respect to such income must submit its BO application to such OIV, which in turn must submit an OIV report and a schedule of beneficial owners (and the BO applications collected from each beneficial owner, if such beneficial owner is applying for tax exemption) to the withholding agent prior to the payment date of such income. Effective as of January 1, 2022, an OIV shall be deemed to be a beneficial owner of the Korean source income if (i) under the applicable tax treaty, the OIV bears tax liabilities in the country in which it is established and (ii) the Korean source income is eligible for the treaty benefits under the tax treaty. The benefits under a tax treaty between Korea and the country of such OIV’s residence will apply with respect to the relevant income paid to such OIV, subject to certain application requirements as prescribed by the Corporate Income Tax or Individual Income Tax Law. In the case of a tax exemption application, the withholding agent is required to submit such application (together with the applicable OIV report in the event the income will be paid to an OIV) to the relevant district tax office by the ninth day of the month following the date of the payment of such income. On the other hand, if a payer applies for a reduced tax rate, the withholding agent is required to submit the application (together with the applicable OIV report if income is paid to an OIV) to the relevant district tax office by the end of February of the year after such income is paid.

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

Securities Transaction Tax

If you transfer common shares through the Korea Exchange, you will be subject to a securities transaction tax at the rate of 0.05% and an agriculture and fishery special surtax at the rate of 0.15% of the sales price of common shares. If your transfer of common shares is not made through the Korea Exchange, subject to certain exceptions, you will be subject to a securities transaction tax at the rate 0.35% but will not be subject to an agriculture and fishery special surtax.

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

In addition, this summary only applies to you if you are a U.S. holder that is a resident of the United States for purposes of the current income tax treaty between the United States and Korea (the “Treaty”), your common shares or ADSs are not, for purposes of the Treaty, attributable to a permanent establishment in Korea and you otherwise qualify for the full benefits of the Treaty.

This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury regulations, administrative rulings, judicial decisions and the Treaty, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. It is for general purposes only and you should not consider it to be tax advice. In addition, it assumes that each obligation under the deposit agreement will be performed in accordance with its terms. This summary does not represent a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances, and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a bank or one of certain other financial institutions;

•	a dealer or broker in securities or currencies;

•	an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a tax-exempt entity;

•	a trader in securities that has elected to use a mark-to-market method of accounting for your securities holdings;

•	a person holding common shares or ADSs as part of a hedging, conversion, constructive sale or integrated transaction or a straddle;

•	a person liable for alternative minimum tax;

•	a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such an entity);

•	a person who owns or is deemed to own 10% or more of our stock (by vote or value);

•	a person required to accelerate the recognition of any item of gross income with respect to our common shares or ADSs as a result of such income being recognized on an applicable financial statement;

•	a person whose functional currency is not the U.S. Dollar; or

•	a United States expatriate.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) holds our common shares or ADSs, the tax treatment of a partner in the partnership (or an owner of an interest in the pass-through entity) will generally depend upon the status of the partner (or owner) and the activities of the partnership (or other pass-through entity). If you are a partner in a partnership (or an owner of an interest in any other pass-through entity) holding our common shares or ADSs, you should consult your tax advisors.

You should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the ownership and disposition of common shares or ADSs, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying common shares that are represented by such ADSs. Accordingly, deposits or withdrawals of common shares for ADSs will not be subject to U.S. federal income tax.

Distributions on Common Shares or ADSs

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory for these purposes and that includes an exchange of information provision. The U.S. Treasury Department has determined that the Treaty meets these requirements, and we believe we are eligible for the benefits of the Treaty. A foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States for these purposes. However, our common shares that are not represented by ADSs will generally not be considered readily tradable on an established securities market in the United States for these purposes. There also can be no assurance that our ADSs will be considered readily tradable on an established securities market in the United States in later years. Furthermore, non-corporate U.S. holders will not be eligible for the rate reduction on any dividends that we pay if we are a PFIC (as discussed below under “— Passive Foreign Investment Company Rules”) in the taxable year in which such dividends are paid or were a PFIC in the preceding taxable year. If you are a non-corporate U.S. holder, you should consult your own tax advisor regarding the application of these rules given your particular circumstances.

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

Subject to certain significant conditions and limitations, Korean taxes withheld from dividends (at a rate not exceeding the rate provided in the Treaty) may be treated as foreign income taxes eligible for credit against your U.S. federal income tax liability. See “— Korean Taxation — Tax Treaties” for a discussion of the Treaty rate. Korean taxes withheld in excess of the rate allowed by the Treaty will not be eligible for credit against your U.S. federal income tax liability until you exhaust all effective and practical remedies to recover such excess withholding, including the seeking of competent authority assistance from the Internal Revenue Service (the “IRS”). For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as foreign source income and will generally constitute “passive category income.” However, U.S. Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you claim benefits under the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the IRS are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Instead of claiming a foreign tax credit, you may be able to deduct Korean withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax and deductions for foreign taxes are complex. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Distributions of our common shares or ADSs or rights to subscribe for our common shares or ADSs that are received as part of a pro rata distribution to all of our shareholders (including holders of ADSs) generally will not be subject to U.S. federal income tax to recipient common shareholders (including holders of ADSs). Consequently, such distributions will not give rise to foreign source income, and you will not be able to use a foreign tax credit for any Korean withholding tax imposed on such distributions unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources.

Disposition of Common Shares or ADSs

For U.S. federal income tax purposes, you will recognize gain or loss upon the sale, exchange or other disposition of our common shares or ADSs in an amount equal to the difference between the amount realized upon the sale, exchange or other disposition and your adjusted tax basis in our common shares or ADSs, as the case may be, both as determined in U.S. Dollars. Subject to the discussion below under “— Passive Foreign Investment Company Rules,” such gain or loss will generally be capital gain or loss and will generally be long-

term capital gain or loss if at the time of sale, exchange or other disposition, our common shares or ADSs have been held for more than one year. Long-term capital gains of non-corporate U.S. holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Any gain or loss recognized by you on the sale, exchange or other disposition of our common shares or ADSs will generally be treated as United States source gain or loss for U.S. foreign tax credit purposes. Consequently, you may not be able to claim a foreign tax credit for any Korean tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. However, pursuant to the Foreign Tax Credit Regulations, unless you elect to apply the benefits of the Treaty, any such Korean tax would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, it is possible that the non-creditable Korean tax would reduce the amount realized on the sale, exchange or other disposition of our common shares or ADSs. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any Korean tax is imposed upon the disposition of our common shares or ADSs and you apply such temporary relief, such Korean tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under your particular circumstances.

You should note that any Korean securities transaction tax imposed upon a disposition of our common shares or ADSs generally will not be treated as a creditable foreign tax for U.S. federal income tax purposes.

Passive Foreign Investment Company Rules

Based on the past and projected composition of our income and assets and valuation of our assets, we do not believe that we were a passive foreign investment company (“PFIC”) for 2025, and we do not expect to be a PFIC in 2026 or to become one in the foreseeable future, although there can be no assurance in this regard. PFIC status is a factual determination that is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in composition of our income or assets or valuation of our assets.

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

Our determination with respect to our PFIC status is based in part upon certain proposed U.S. Treasury regulations and other administrative pronouncements from the IRS, which provide special rules for determining the character of income derived in the active conduct of a banking business for purposes of the PFIC rules. Specifically, these rules treat certain income earned by a non-U.S. corporation engaged in the active conduct of a banking business as non-passive income. Although we believe we have adopted a reasonable interpretation of the proposed U.S. Treasury regulations and administrative pronouncements, there can be no assurance that the IRS will follow the same interpretation. You should consult your own tax advisor regarding the application of these rules.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our common shares or ADSs and the proceeds from a sale, exchange or other disposition of our common shares or ADSs that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

A holder that is not a U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 on the last day of the taxable year or U.S.$75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. In addition, the statute of limitations for assessment of tax would be suspended, in whole or part. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

The FATCA legislation also contains complex provisions requiring certain participating FFIs to withhold on certain “foreign passthru payments” made to FFIs that are not participating FFIs or otherwise exempt from FATCA withholding and to holders that fail to comply with certain certification and/or information reporting requirements. The term “foreign passthru payment” has not yet been defined by the IRS but is intended to capture payments that are from non-United States sources but are attributable to certain United States payments described above. Pursuant to proposed U.S. Treasury regulations (upon which taxpayers may rely until final regulations are issued), withholding on foreign passthru payments, if applicable, would not be required with respect to payments made before the date that is two years after the date of publication of final regulations defining the term foreign passthru payment. It is unclear whether or to what extent payments on our common shares or ADSs would be considered foreign passthru payments that are subject to withholding under FATCA.

On June 10, 2015, the United States and Korea entered into an IGA to implement the foregoing requirements. The IGA is intended to result in the automatic exchange of tax information through reporting by FFIs to report to the Ministry of Finance and Economy of Korea, which then automatically exchanges such information with the IRS. Prospective investors should consult their tax advisors regarding the application of the FATCA rules to an investment in our common shares or ADSs.

ITEM 10.F.	Dividends and Paying Agents

Not applicable.

ITEM 10.G.	Statements by Experts

Not applicable.

ITEM 10.H.	Documents on Display

We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and, in accordance therewith, are required to file reports, including annual reports on Form 20-F, and other information with the U.S. Securities and Exchange Commission (the “Commission”). As a foreign private issuer, we are also required to make filings with the Commission by electronic means. Any filings we make electronically will be available to the public over the Internet at the Commission’s web site at http://www.sec.gov.

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

Depositary Fees and Charges

Under the terms of the Deposit Agreement in respect of our ADSs, a holder of our ADSs may be required to pay the following fees and charges to Citibank, N.A., which acts as the depositary for our ADSs:

Item	Services	Fees	Paid by

1	Issuance of ADSs upon deposit of common shares (excluding issuances contemplated by items 3(b) and 5 below	Up to US$5.00 per 100 ADSs (or fraction thereof) issued	Person depositing common shares or person receiving ADSs

2	Delivery of deposited securities against surrender of ADSs	Up to US$5.00 per 100 ADSs (or fraction thereof) surrendered	Person surrendering ADSs for purposes of withdrawal of deposited securities or person to whom deposited securities are delivered

3	Distribution of (a) cash dividends or (b) ADSs pursuant to stock dividends	No fee, to the extent prohibited by the exchange on which the ADSs are listed. If the charging of such fee is not prohibited, the fees specified in item 4 below shall be payable	Person to whom distribution is made

4	Distribution of (a) cash proceeds (i.e., upon sale of rights and other entitlements) or (b) free shares in the form of ADSs (not constituting a stock dividend)	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person to whom distribution is made

5	Distribution of securities other than ADSs or rights to purchase additional ADSs (i.e., spinoff shares)	Up to US$5.00 per 100 ADSs (or fraction thereof) distributed	Person to whom distribution is made

6	Depositary Services	Unless prohibited by the exchange on which the ADSs are listed, up to US$2.00 per 100 ADSs (or fraction thereof) held as of the last day of each calendar year, except to the extent of any cash dividend fee(s) charged under item (3)(a) above during the applicable calendar year	Person holding ADSs on the last day of the calendar year

Item	Services	Fees	Paid by

7	Distribution of ADSs pursuant to exercise of rights to purchase additional ADSs	Up to US$2.00 per 100 ADSs (or fraction thereof) held	Person who exercises such rights

Holders and beneficial owners of ADSs, persons depositing common shares for deposit and persons surrendering ADSs for cancellation and for purposes of withdrawing deposited securities shall be responsible for the following charges:

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

(v)

such fees and expenses incurred by the depositary to comply with exchange control regulations and other regulatory requirements applicable to common shares, deposited securities, ADSs and American depositary receipts; and

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

Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fees are charged by the depositary to the holders of record of ADSs as of the applicable record date. The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash, such as stock dividends or rights offerings, the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or un-certificated in direct registration), the depositary sends its invoice to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts via The Depository Trust Company (“DTC”), the central clearing and settlement system, the depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges the ADS holders may be required to pay may vary over time and may be changed by us or by the depositary. The ADS holders will receive prior notice of any such changes.

Depositary Payments for the Fiscal Year 2025

In 2025, we received the following payments from Citibank, N.A., acting as depositary for our ADSs:

Reimbursement of settlement infrastructure fees (including DTC fees)	US$	—
Reimbursement of proxy process expenses (printing, postage and distribution)	US$	154,381.27
Legal expenses	US$	—
Contributions towards our investor relations efforts (i.e., non-deal roadshows, investor conferences and IR agency fees) and legal expenses incurred in connection with the preparation of our annual report on Form 20-F for the fiscal year 2025	US$	823,766.27

Total	US$	978,147.54

Note: The amounts provided above are after deduction of applicable U.S. taxes.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Control

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the design and operation of our disclosure controls and procedures as of December 31, 2025 were effective to provide reasonable assurance that information required to be disclosed by us in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decision regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our company. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we have evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Internal Control-Integrated Framework (2013) suspended the original framework issued by COSO in 1992 on December 15, 2014. We adopted the 2013 Framework on December 15, 2014. Further details of the changes made are set out below. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting has been audited by KPMG Samjong Accounting Corp. (“KPMG”), an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2025. KPMG has issued an attestation report on the effectiveness of our internal control over financial reporting, as stated in its report included herein.

Attestation Report of the Independent Registered Public Accounting Firm

KPMG’s attestation report on the effectiveness of internal control over financial reporting can be found on page F-2 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Audit Committee currently consists of four outside directors, namely Lim Seung Yeon (Chair), Kwak Su Keun, Bae Hoon and Choi Young Gwon. Our board of directors has determined that Lim Seung Yeon and Kwak Su Keun are “audit committee financial experts,” as such term is defined by the regulations of the Securities and Exchange Commission issued pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Lim Seung Yeon, Kwak Su Keun, Bae Hoon and Choi Young Gwon are independent as such term is defined in Section 303A.02 of the NYSE Listed Company Manual, Rule 10A-3 under the Exchange Act and the Korea Stock Exchange listing standards.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics for our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required under Section 406 of the Sarbanes-Oxley Act of 2002, together with an insider reporting system in compliance with Section 301 of the Sarbanes-Oxley Act. We have not granted any waiver, including an implicit waiver, from a provision of the code of ethics to any of the above-mentioned officers during our most recently completed fiscal year. As a further detailed guideline to the code of ethics, we have also adopted a code of ethics applicable to all the officers and employees of our holding company and our subsidiaries which sets forth standards for both the performance of duties and day-to-day conduct. Furthermore, each of our subsidiaries has established and implemented its own code of conduct, which allows us to systematically improve the ethical awareness of officers and employees on a group-wide level.

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

The following table sets forth the aggregate fees billed for professional services rendered by our principal auditors for the years ended December 31, 2023, 2024 and 2025, for various types of services and a brief description of the nature of such services. KPMG, a Korean independent registered public accounting firm, was our principal auditors for the years ended December 31, 2023, 2024 and 2025.

Type of Services	Aggregate Fees Billed During the Year Ended December 31,						Nature of Services
	2023		2024		2025
	(In millions of Won)
Audit fees	~~W~~	14,580	~~W~~	13,246	~~W~~	13,737	Audit service for Shinhan Financial Group and its subsidiaries.
Audit related fees		370		130		260	Assurance services rendered in the ordinary course of our business
Tax fees		—		—		—	Tax return and consulting advisory service.
All other fees		—		—		—	All other services which do not meet the three categories above.

Total	~~W~~	14,950	~~W~~	13,376	~~W~~	13,997

Our Audit Committee generally pre-approves all engagements of our principal accountants pursuant to policies and procedures adopted by it. Our Audit Committee has adopted the following policies and procedures for consideration and approval of requests to engage our principal accountants to perform audit and non-audit services. Engagement requests for audit and non-audit services for us or our subsidiaries must, in the first instance, be submitted to our Audit Team. If the request relates to services that would impair the independence of our principal accountants, the request must be rejected. If the engagement request relates to audit and permitted non-audit services, it must be forwarded to the Audit Committee for consideration. To facilitate the consideration of engagement requests between its meetings, the Audit Committee has delegated approval authority of the following: (i) permitted non-audit services to our holding company, (ii) audit services to our subsidiaries and (iii) permitted non-audit services to our subsidiaries, to one of its members who is “independent” as defined by the Securities and Exchange Commission and the New York Stock Exchange. Such member in our case is Lim Seung Yeon, the chair of our Audit Committee, and she is required to report any approvals made by him to the Audit Committee at its next meeting. Our Audit Committee meets regularly once every quarter.

Any other audit or permitted non-audit service must be pre-approved by the Audit Committee on a case-by-case basis. Our Audit Committee did not approve any non-audit services under the de minimis exception of Rule 2-01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
January 1 to January 31, 2025(1)	3,017,700	~~W~~	49,707	3,017,700	$—
February 1 to February 28, 2025(2)	700,000		46,937	700,000	329,172,237
March 1 to March 31, 2025(2)	2,200,000		46,762	2,200,000	247,054,950
April 1 to April 30, 2025(2)	5,200,000		47,382	5,200,000	82,684,263
May 1 to May 31, 2025(2)	2,247,130		52,458	2,247,130	981
June 1 to June 30, 2025(2)	1		57,900	1	—
July 1 to July 31, 2025(3)	—		—	—	572,987,917
August 1 to August 31, 2025(3)	1,900,000		67,682	1,900,000	483,108,019
September 1 to September 30, 2025(3)	2,200,000		67,972	2,200,000	371,532,574
October 1 to October 31, 2025(3)	1,800,000		72,802	1,800,000	273,614,120
November 1 to November 30, 2025(3)	2,000,000		77,894	2,000,000	160,143,222
December 1 to December 31, 2025(3)	437,534		80,074	437,534	138,450,800

Total	21,702,365	~~W~~	57,597	21,702,365

Note:

(1)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea during the periods indicated above, pursuant to a trust agreement for the acquisition of up to ~~W~~400 billion worth of treasury shares between October 28, 2024 and April 27, 2025, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on October 25, 2024. Following the expiration of the agreement on April 28, 2025, we subsequently cancelled all of the shares that we purchased.

(2)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea during the periods indicated above pursuant to a trust agreement for the acquisition of up to ~~W~~500 billion worth of treasury shares between February 7, 2025 and August 6, 2025, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on February 6, 2025. Following the early termination of the agreement on June 23, 2025 upon our completion of such purchases, we subsequently cancelled all of the shares that we purchased.

(3)

Comprises common shares that were purchased through a broker in a series of open-market transactions in Korea during the periods indicated above, pursuant to a trust agreement for the acquisition of up to ~~W~~800 billion worth of treasury shares between July 31, 2025 and January 30, 2026, as announced via our report of foreign private issuer furnished to the U.S. Securities and Exchange Commission via Form 6-K on July 25, 2025. Following the expiration of the agreement on January 30, 2026, we subsequently cancelled all of the shares that we purchased.

In February 2026, we entered into another trust agreement with NH Investment & Securities Co., Ltd. to acquire, by July 2026, our shares of common stock in the aggregate amount of approximately ~~W~~500 billion. We also currently intend to cancel all such shares of common stock either upon the completion of the acquisition or the expiration of the trust agreement on July 10, 2026.

Other than as described above, neither we nor any “affiliated purchaser,” as defined in Rule 10b-18(a)(3) of the Exchange Act, purchased any of our equity securities during the period covered by this annual report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Our independent accountant has recently changed from KPMG to Samil PricewaterhouseCoopers (“PwC”), following the expiration of KPMG’s term of engagement, which covered the fiscal years ended December 31, 2023, 2024 and 2025. Our Audit Committee evaluated the suitability and independence of PwC, and decided to appoint PwC as our independent auditor for the audit of our financial statements in Korea prepared in conformity with IFRS as adopted by Korea for the fiscal years ended December 31, 2026, 2027 and 2028. Our Audit Committee also approved the appointment of PwC as our independent registered public accounting firm for the audit of our financial statements in conformity with IFRS as issued by the IASB for the fiscal year ended December 31, 2026. PwC’s appointment was effective from February 6, 2026. KPMG’s engagement as our independent auditor and independent registered public accounting firm expired upon the completion of their audit of our consolidated financial statements as of and for the year ended December 31, 2025, with no separate procedure required for their dismissal, although resolutions by the audit committees of each of our subsidiaries were required, which have been obtained to date.

KPMG’s audit reports on our consolidated financial statements prepared in accordance with IFRS Accounting Standards as issued by the IASB for each of the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Furthermore, during the fiscal years ended December 31, 2025 and 2024 and in the subsequent interim period preceding KPMG’s dismissal (the “Pre-engagement Period”), there were no disagreements with KPMG on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure that if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreement in its reports. In addition, during the Pre-Engagement Period, there were no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.

During the Pre-Engagement Period, neither we nor anyone acting on our behalf consulted with PwC regarding any matter that was either the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

We provided a copy of the disclosure in this Item 16F to KPMG and requested that KPMG furnish us with a letter addressed to the Commission stating whether it agrees with such disclosure, and if it does not agree, stating the respects in which it does not agree. A copy of KPMG’s letter dated April 22, 2026 is filed as Exhibit 15.1 to this annual report on Form 20-F for the fiscal year ended December 31, 2025.

ITEM 16G.	CORPORATE GOVERNANCE

Differences in Corporate Governance Practices

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

NYSE Corporate Governance Standards	Shinhan Financial Group

Majority of Independent Directors on the Board

Listed companies must have a board the majority of which comprises independent directors satisfying the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act.

Our board of directors consists of 11 directors, of whom 9 directors satisfy the requirements of “independence” as set forth in Rule 10A-3 under the Exchange Act.

Executive Session Non-management directors are required to meet on a regular basis without management present and independent directors must meet separately at least once a year.	Our non-executive directors hold executive sessions as needed in accordance with the Regulation of the Board of Directors.

Audit Committee

Listed companies must have an audit committee that has a minimum of three members, and all audit committee members must satisfy the requirements of independence set forth in Section 303A.02 of the NYSE Listed Company Manual.

Our Audit Committee consists of four outside directors, who satisfy the independence requirements under Section 303A.02 of the NYSE Listed Company Manual.

Nomination/Corporate Governance Committee

Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles.

We maintain a Committee for Recommending Candidates for CEO composed of five outside directors, which oversees general corporate governance matters and reviews and recommends nominees for presidents and CEOs in our group. We also maintain a separate Committee for Recommending Candidates for Independent Directors and Members of Audit Committee composed of four outside directors.

Compensation Committee

A compensation committee of independent directors is required. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.

Additionally, the committee may obtain or retain the advice of a compensation adviser only after taking into consideration all factors relevant to determining that adviser’s independence from management.

We maintain a Remuneration Committee that oversees and approves the management’s evaluation and compensation programs. This committee consists of three outside directors.

NYSE Corporate Governance Standards	Shinhan Financial Group

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Listed companies are required to establish corporate governance guidelines and to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We adopted a corporate governance framework in February 2015 and remain in compliance with international standards modeled after the guidelines established by the Financial Services Commission. We have also adopted a code of ethics applicable to all officers and employees of our holding company and our subsidiaries, including all financial, accounting and other officers and employees that are involved in the preparation and disclosure of our consolidated financial statements and internal control of financial reporting. We have also established a supplemental code of behavior for all officers and employees of our holding company and our subsidiaries in order to provide additional guideline for the performance of their work-related duties as well as their daily conduct.

Shareholder Approval of Equity Compensation Plans Shareholders of listed companies are required to approve all equity compensation plans.

Although we may grant stock options under our Articles of Incorporation, we have not granted any stock options since April 1, 2010. We currently maintain two equity compensation plans: a PS plan for directors and key employees and an employee stock ownership plan for all employees under the Framework Act on Labor Welfare.

PSs for directors require a board resolution within limits approved by shareholders, while PSs for key employees require only a board resolution. No specific requirements for granting PSs are imposed under applicable Korean law or our Articles of Incorporation.

The employee stock ownership association’s equity compensation scheme is governed by its own internal regulations, over which we have no control under Korean law.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES .
Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other relevant persons, with the goal of promoting compliance with applicable insider trading laws, rules and regulations, and the listing standards of the New York Stock Exchange. A copy of our insider trading policy is annexed to our annual report on Form
20-F
for the fiscal year ended December 31, 2024, filed on April 23, 2025, as Exhibit 11.1.

ITEM 16K.	CYBERSECURITY .
1. Risk Management and Strategy
Cybersecurity is integrated into our risk management procedures through which we identify, assess, monitor, control, communicate and escalate cybersecurity-related risks. As cybersecurity threats continue to evolve, we expect to continue to expend substantial resources to modify or enhance our measures to detect and prevent cybersecurity attacks and to investigate and remediate information security vulnerabilities as they are identified. The risks posed by cybersecurity threats that could materially affect us, including our business strategy, results of operations or financial condition, are discussed in “Item 3.D. Risk Factors — Other Risks Relating to Our Business and Operations — Our activities are subject to cybersecurity risk.” For a description of our information technology systems, see “Item 4.B. Business Overview — Information Technology.”
We examine cybersecurity threats on an annual basis through a professional institution holding a license recognized by the Government. Such examinations include risk assessments designed to identify potential vulnerabilities and predict the potential impact of any identified risks. Based on the results of these assessments, action plans are developed and implemented, and the outcomes are reported to our Chief Information Security Officer (“CISO”). We operate an Information Protection Council, a collaborative governance body that includes the Information Protection Committee, information security task forces, and our and our subsidiaries’ CISOs, to strengthen cybersecurity oversight and ensure consistent implementation across the group. We regularly report to our board of directors and management on matters relating to cybersecurity operational risk management. Such reports generally include, among others: (i) the results of periodic cybersecurity risk management activities, (ii) the outcomes of internal training exercises designed to enhance preparedness and response capabilities for cyber incidents, system disruptions and natural disasters and (iii) the results of reviews of credit information protection activities and the status of information sharing among our group companies.
We have appointed an experienced professional with the requisite qualifications in information security technology and personal data protection as our CISO, in compliance with applicable domestic regulations. As a trusted advisor, the CISO ensures the accuracy of information relating to cybersecurity risks, makes final decisions on cybersecurity-related matters, and convenes the Information Protection Committee to address significant risks that could potentially impact our customer services. We regularly conduct vulnerability assessments and black-box
penetration testing to identify potential external breaches and implement preventive measures. In addition, we monitor the exposure of sensitive information such as customer data to the dark web and deep web, and conduct additional preventive activities, such as attack surface management, cyber threat intelligence collection, and phishing and pharming detection.
To minimize the risk of security breaches involving customer information and other proprietary data, we have implemented a range of group-wide preventive measures, including the adoption and implementation of robust security systems and enhanced internal control measures. We are committed to maintaining high standards of cybersecurity and consumer protection measures, as well as continually upgrading them. We have established and are operating information security management systems for us and our subsidiaries, and we have implemented ISO 27701 or ISO 27001-certified security management systems and obtained Information Security Management System, or ISMS, certifications for most of our subsidiaries. We believe that these certifications provide third-party validation of our compliance with internationally recognized information security standards.

Our Integrated Cybersecurity Monitoring Center enables continuous monitoring for indicators of potential cyber-attacks and provides early warnings that allow for prompt responses. To prevent both intentional and inadvertent security breaches by employees, we operate a violation monitoring system designed to identify potential threat scenarios in advance and to collect and analyze data that facilitates the early detection of security incidents. We have also established an information security laboratory within Shinhan DS, our IT services subsidiary, to support ongoing security research and development and to enhance our ability to respond to evolving cyber threats.
We provide regular cybersecurity training to our information technology personnel and other employees and have adopted advanced security infrastructure for online financial services, including mandatory website certification and keyboard security functions, supported by a dedicated team of information security professionals. In addition, periodic audits and simulation reviews are conducted across our subsidiaries by external experts. In accordance with applicable regulations, we maintain cybersecurity insurance coverage for our subsidiaries.
In response to the increasing use of mobile devices to access financial services, we have implemented enhanced security measures, including data encryption and service terminal monitoring, to provide secure mobile banking services, prevent unauthorized disclosure or misuse of customer information, and strengthen customer privacy protections. We are also mindful of the potential litigation and regulatory risks arising from cybersecurity incidents and are actively promoting a group-wide culture emphasizing safety, accountability and responsible data stewardship.
2. Governance
We regularly report on cybersecurity risks and related operational matters to the board of directors and management. These reports provide
a
comprehensive overview of key areas, including ICT risk identification and assessment, cybersecurity incident response and recovery training, systems change management, incident management procedures, and the results of periodic testing.
To manage various information security risks, we have appointed a CISO as well as a Chief Privacy Officer (“CPO”), and we have established related governance structures to support their functions. The CISO and CPO oversee the management of our information protection strategy and internal control framework by periodically reviewing comprehensive reports on various cybersecurity and data protection activities, including periodic vulnerability inspections, internal control and security monitoring, digital security reviews, incident response exercises, and emergency response training. Based on these reviews, the CISO and CPO make informed decisions relating to our cybersecurity and data protection practices.
In addition, the CPO also serves as the Credit Information Administrator/Guardian, as required under applicable domestic regulations. The Credit Information Administrator/Guardian is required to provide annual reports relating to credit information protection to the board of directors and submit related reports to governmental agencies.

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19(a) for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Exhibits filed as part of this Annual Report:

See Exhibit Index beginning on page 249 of this annual report.

(b)	Financial Statements filed as part of this Annual Report:

See Index to Financial Statements on page F-1 of this annual report.

INDEX OF EXHIBITS

1.1	Articles of Incorporation, last amended as of March 26, 2025 (in English)†

2.1	Form of Common Stock Certificate (in English) †(1)

2.2	Form of Deposit Agreement to be entered into among Shinhan Financial Group, Citibank, N.A., as depositary, and all owners and holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipt(1)

2.3	Long-term debt instruments of Shinhan Financial Group, Shinhan Bank and other consolidated subsidiaries for which financial statements are required to be filed are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. Shinhan Financial Group agrees to furnish the Commission on request a copy of any instrument defining the rights of holders of its long-term debt and that of any subsidiary for which consolidated or unconsolidated financial statements are required to be filed(1)

2.4	Description of Shinhan Financial Group’s Share Capital(2)

2.5	Description of Shinhan Financial Group’s American Depositary Shares

4.1	LG Card Acquisition Agreement, dated 2006, between Korea Development Bank and 13 other financial institutions, on the one hand, and Shinhan Financial Group†(3)

8.1	List of all subsidiaries of Shinhan Financial Group(4)

11.1	Insider Trading Policy(5)

12.1	Certifications of our Chief Executive Officer required by Rule 13a-14(a) of the Exchange Act

12.2	Certifications of our Chief Financial Officer required by Rule 13a-14(a) of the Exchange Act

13.1	Certifications of our Chief Executive Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

13.2	Certifications of our Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of the United States Code (18 U.S.C. 1350)

15.1	Letter of KPMG Samjong Accounting Corp. dated April 22, 2026

97.1	Policy Relating to Recovery of Erroneously Awarded Compensation required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1(6)

101.INS	Inline XBRL Instance Document -the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

†	A fair and accurate translation from Korean into English.
(1)	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on September 15, 2003.
(2)	Incorporated by reference to “Item 10.B. Memorandum and Articles of Association — Description of Share Capital” of this annual report.
(3)	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on June 30, 2008.
(4)	Incorporated by reference to Note 1 of the the consolidated financial statements of the registrant included in this annual report.
(5)	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on April 23, 2025.
(6)	Incorporated by reference to the registrant’s previous filing on Form 20-F (No. 001-31798), filed on April 18, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 22, 2026

Shinhan Financial Group Co., Ltd.

By:	/s/ Jin Okdong
Name: Jin Okdong
Title: Chief Executive Officer

Auditor Firm ID: 1357	Auditor Name: KPMG Samjong Accounting Corp.	Auditor Location: 27th Floor, Gangnam Finance Center, 152, Teheran-ro, Gangnam-gu, Seoul, Republic of Korea 06236

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Equity Holders and Board of Directors
Shinhan Financial Group Co., Ltd.
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated statements of financial position of Shinhan Financial Group Co., Ltd. and subsidiaries (the Group) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with IFRS Accounting Standards (International Financial Reporting Standards Accounting Standards) as issued by the International Accounting Standards Board (IASB). Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
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
(i) Assessment of allowance for credit losses for loans calculated on a collective basis
As discussed in Notes 3.(h), 5.(b), and 13 to the consolidated financial statements, the Group has KRW 4,280,672 million of allowance for credit losses (ACL) for loans at amortized cost as of December 31, 2025, a portion of which is calculated on a collective basis (collective ACL). The collective ACL is measured on a collective basis using models to estimate probability of default (PD), the loss given default (LGD) and the exposure at default (EAD) as well as the impact of forward-looking information (FLI). The Group has considered multiple economic scenarios in applying FLI which is estimated through modeling between macroeconomic variables and measurement factors. For corporate loans, one of the relevant inputs for determining PD is the internal credit risk rating of the borrower. The internal credit risk rating of the borrower is defined by the Group using quantitative and qualitative factors that indicate risk of default. The credit risk-rating model’s quantitative considerations include the borrower’s financial and other data, while the qualitative considerations are based on the judgment of the Group’s credit officers as to the borrower’s ability to repay.
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
We evaluated the Group’s process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Group used, and considered the relevance and reliability of such data, factors, and assumptions. For a selection of corporate loans, we assessed the internal credit risk rating assigned by the Group and the credit officer’s judgment by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral. In addition, we involved credit risk professionals with specialized skills and knowledge who assisted in the (i) evaluation of the Group’s collective ACL methodology for compliance with IFRS Accounting Standards as issued by the IASB; (ii) assessment of the conceptual soundness and performance of the PD, LGD, FLI, and credit risk-rating models by inspecting the model documentation to determine whether the models are suitable for their intended use, and (iii) evaluation of the selection of the macroeconomic variables and determination of the multiple economic forecast scenarios by applying statistical methods to analyze the historic correlation between the macroeconomic variables selected by management and measurement factors.
(ii) Fair value of Level 3 derivatives and derivative-combined securities
As discussed in Notes 4.(c) and 5.(e) to the consolidated financial statements, as of December 31, 2025 the Group, through its subsidiary Shinhan Securities Co. Ltd, has KRW 146,924 million and KRW 284,135 million of Level 3 derivative assets and liabilities, respectively, and KRW 47,665 million and KRW 5,834,683 million of Level 3 derivative-combined securities held and issued, respectively, a portion of which related to Level 3 fair values measured using internally developed valuation models (internally measured Level 3 derivatives and derivative-combined securities).
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
determination.

We evaluated the Group’s fair value methodology for compliance with IFRS Accounting Standards as issued by the IASB. We involved valuation professionals with specialized skills and knowledge who assisted in developing an independent fair value estimate for a selection of internally measured Level 3 derivatives and derivative-combined securities based on independently developed valuation models and assumptions, as applicable, using market data sources we determined to be relevant and reliable and compared our independent expectation to the Group’s fair value measurements.
/s/ KPMG Samjong Accounting Corp.
We have served as the Group’s auditor since 2023.
Seoul, Korea
April 22, 2026

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2024 and 2025

(In millions of won)	Note	December 31, 2024		December 31, 2025
Assets
Cash and due from banks at amortized cost	5, 9, 13, 20	~~W~~	40,525,712	39,742,605
Financial assets at fair value through profit or loss	5, 10, 20		72,146,845	78,053,377
Derivative assets	5, 11		10,279,257	7,153,950
Securities at fair value through other comprehensive income	5, 12, 20		93,805,369	103,216,950
Securities at amortized cost	5, 12, 20		33,315,999	31,944,368
Loans at amortized cost	5, 13, 20		449,295,238	464,773,880
Property and equipment	14, 19, 20		4,157,592	4,153,186
Intangible assets	15		6,120,133	5,893,158
Investments in associates	16		2,752,980	2,639,202
Current tax assets			54,658	68,609
Deferred tax assets	46		205,506	209,718
Investment property	17		327,696	611,620
Net defined benefit assets	27		155,697	353,097
Insurance contract assets	29		5,639	760
Reinsurance contract assets	29		184,754	603,442
Other assets	5, 13, 18, 20		26,401,598	46,524,351
Assets held for sale	21		29,583	71,212

Total assets		~~W~~	739,764,256	786,013,485

Liabilities
Deposits	5, 22	~~W~~	422,781,045	447,648,971
Financial liabilities at fair value through profit or loss	5, 23		954,899	2,312,487
Financial liabilities designated at fair value through profit or loss	5, 24		8,220,475	6,378,064
Derivative liabilities	5, 11		10,058,532	7,020,846
Borrowings	5, 25		49,920,373	55,394,834
Debt securities issued	5, 26		93,765,854	92,991,422
Net defined benefit liabilities	27		38,974	17,820
Provisions	28		1,308,896	1,363,345
Current tax liabilities			203,131	763,377
Deferred tax liabilities	46		423,821	446,799
Insurance contract liabilities	29		51,124,629	50,471,303
Reinsurance contract liabilities	29		98,063	56,378
Investment contract liabilities	5, 31		1,165,022	1,536,393
Other liabilities	5, 32		40,879,509	59,237,657
Liabilities held for sale	21		—	1,465

Total liabilities			680,943,223	725,641,161

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Financial Position (Continued)
As of December 31, 2024 and 2025

(In millions of won)	Note	December 31, 2024		December 31, 2025
Equity	33
Capital stock			2,969,641	2,969,641
Hybrid bonds			4,600,121	4,749,837
Capital surplus			12,094,968	12,098,558
Capital adjustments			(807,114)	(1,180,080)
Accumulated other comprehensive loss			(1,824,440)	(2,474,813)
Retained earnings			39,020,580	41,796,129

Total equity attributable to equity holders of Shinhan Financial Group Co., Ltd.			56,053,756	57,959,272
Non-controlling interests			2,767,277	2,413,052

Total equity			58,821,033	60,372,324

Total liabilities and equity		~~W~~	739,764,256	786,013,485

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2023, 2024 and 2025

(In millions of won)	Note	2023		2024	2025
Interest income		~~W~~	27,579,211	29,209,338	27,988,801
Interest expense			(16,761,289)	(17,807,036)	(16,294,345)

Net interest income	36		10,817,922	11,402,302	11,694,456

Fees and commission income			4,175,243	4,295,366	4,564,323
Fees and commission expense			(1,528,037)	(1,580,492)	(1,643,112)

Net fees and commission income	37		2,647,206	2,714,874	2,921,211

Insurance income			2,899,599	3,116,553	3,364,322
Reinsurance income			44,985	73,578	202,299
Insurance service expenses			(1,748,779)	(2,131,560)	(2,321,814)
Reinsurance service expenses			(82,190)	(75,405)	(189,080)

Net insurance income	29		1,113,615	983,166	1,055,727

Insurance finance income			143,064	202,363	44,087
Insurance finance expenses			(659,161)	(301,802)	(1,235,282)

Net insurance finance expense	30		(516,097)	(99,439)	(1,191,195)

Dividend income	38		181,486	239,097	209,681
Net gain on financial instruments at fair value through profit or loss	39		2,493,626	1,210,771	2,409,365
Net loss on financial instruments designated at fair value through profit or loss	40		(437,780)	(344,453)	(413,948)
Net gain on foreign currency transaction			256,766	510,985	875,962
Net gain (loss) on disposal of securities at fair value through other comprehensive income	12		(129,575)	60,260	193,612
Net gain (loss) on disposal of securities at amortized cost	12		251	(23,155)	(56)
Provision for credit loss allowance	41		(2,244,503)	(2,013,274)	(2,002,965)
General and administrative expenses	42		(5,895,337)	(6,116,240)	(6,402,500)
Other operating expenses, net	44		(2,186,730)	(2,066,224)	(2,325,993)

Operating income			6,100,850	6,458,670	7,023,357
Equity method income (loss)	16		125,088	(23,822)	221,225
Other non-operating expense	45		(260,978)	(405,756)	(315,573)

Profit before income taxes			5,964,960	6,029,092	6,929,009

Income tax expense	46		1,486,960	1,470,922	1,844,490

Profit for the year		~~W~~	4,478,000	4,558,170	5,084,519

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
For the years ended December 31, 2023, 2024 and 2025

(In millions of won, except earnings per share data)	Note	2023		2024	2025
Other comprehensive income (loss) for the year, net of income tax	33
Items that are or may be reclassified to profit or loss:
Valuation gain (loss) on securities at fair value through other comprehensive income		~~W~~	3,162,544	1,146,623	(1,600,292)
Equity in other comprehensive income (loss) of associates			7,156	6,671	(16,736)
Foreign currency translation adjustments for foreign operations			(6,245)	416,182	(144,288)
Net change in unrealized fair value of cash flow hedges			61,280	38,514	(173,103)
Net finance income (expense) on insurance contract assets (liabilities)			(2,172,458)	(2,334,235)	1,268,886
Net finance expense on reinsurance contract assets (liabilities)			(20,772)	(1,523)	(153,683)

			1,031,505	(727,768)	(819,216)
Items that will not be reclassified to profit or loss:
Remeasurements of the net defined benefit liabilities (assets)			(200,857)	(62,143)	5,324
Valuation gain on securities at fair value through other comprehensive income			8,174	43,258	160,107
Gain (loss) on disposal of securities at fair value through other comprehensive income			(3,056)	7,329	2,923
Changes in own credit risk on financial liabilities designated at fair value through profit or loss			8,623	(6,341)	(2,652)

			(187,116)	(17,897)	165,702

Total other comprehensive income (loss), net of income tax			844,389	(745,665)	(653,514)

Total comprehensive income for the year		~~W~~	5,322,389	3,812,505	4,431,005

Profit attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.	33, 47	~~W~~	4,368,035	4,450,177	4,971,561
Non-controlling interests			109,965	107,993	112,958

		~~W~~	4,478,000	4,558,170	5,084,519

Total comprehensive income attributable to:
Equity holders of Shinhan Financial Group Co., Ltd.		~~W~~	5,208,629	3,702,863	4,320,358
Non-controlling interests			113,760	109,642	110,647

		~~W~~	5,322,389	3,812,505	4,431,005

Earnings per share:	33, 47
Basic and diluted earnings per share in won		~~W~~	8,048	8,441	9,812

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the year ended December 31, 2023

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2023	~~W~~	2,969,641	4,196,968	12,095,043	(582,859)	(1,910,750)	33,963,799	50,731,842	2,691,716	53,423,558
Profit for the year		—	—	—	—	—	4,368,035	4,368,035	109,965	4,478,000
Other comprehensive income (loss), net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	3,163,334	—	3,163,334	4,328	3,167,662
Equity in other comprehensive income (loss) of associates		—	—	—	—	7,156	—	7,156	—	7,156
Foreign currency translation adjustments for foreign operations		—	—	—	—	(6,234)	—	(6,234)	(11)	(6,245)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	61,280	—	61,280	—	61,280
Net finance expense on insurance contract assets (liabilities)		—	—	—	—	(2,172,458)	—	(2,172,458)	—	(2,172,458)
Net finance expense on reinsurance contract assets (liabilities)		—	—	—	—	(20,772)	—	(20,772)	—	(20,772)
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	(200,335)	—	(200,335)	(522)	(200,857)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	8,623	—	8,623	—	8,623

Total other comprehensive income		—	—	—	—	840,594	—	840,594	3,795	844,389

Total comprehensive income		—	—	—	—	840,594	4,368,035	5,208,629	113,760	5,322,389

Other changes in equity
Dividends		—	—	—	—	—	(455,215)	(455,215)	—	(455,215)
Interim dividends		—	—	—	—	—	(817,122)	(817,122)	—	(817,122)
Dividends to hybrid bonds		—	—	—	—	—	(189,672)	(189,672)	—	(189,672)
Issuance of hybrid bonds (Note 33)		—	897,646	—	—	—	—	897,646	—	897,646
Repayment of hybrid bonds (Note 33)		—	(1,092,883)	—	(102,667)	—	—	(1,195,550)	—	(1,195,550)
Transfer to retained earnings of redemption loss of hybrid bonds		—	—	—	317	—	(317)	—	—	—
Acquisition of treasury stock (Note 33)		—	—	—	(485,947)	—	—	(485,947)	—	(485,947)
Retirement of treasury stock (Note 33)		—	—	—	485,947	—	(486,028)	(81)	—	(81)
Preferred stock converted to common stock		—	—	(75)	—	—	—	(75)	—	(75)
Change in other capital adjustments		—	—	—	26,703	—	(463)	26,240	—	26,240
Change in other non-controlling interests		—	—	—	(158)	—	—	(158)	(204,148)	(204,306)

		—	(195,237)	(75)	(75,805)	—	(1,948,817)	(2,219,934)	(204,148)	(2,424,082)

Reclassification of OCI to retained earnings		—	—	—	—	(4,297)	4,297	—	—	—

Balance at December 31, 2023	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2024

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2024	~~W~~	2,969,641	4,001,731	12,094,968	(658,664)	(1,074,453)	36,387,314	53,720,537	2,601,328	56,321,865
Profit for the year		—	—	—	—	—	4,450,177	4,450,177	107,993	4,558,170
Other comprehensive income (loss), net of income tax:
Gain on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	1,196,353	—	1,196,353	857	1,197,210
Equity in other comprehensive income (loss) of associates		—	—	—	—	6,671	—	6,671	—	6,671
Foreign currency translation adjustments for foreign operations		—	—	—	—	415,006	—	415,006	1,176	416,182
Net change in unrealized fair value of cash flow hedges		—	—	—	—	38,514	—	38,514	—	38,514
Net finance expense on insurance contract assets (liabilities)		—	—	—	—	(2,334,235)	—	(2,334,235)	—	(2,334,235)
Net finance expense on reinsurance contract assets (liabilities)		—	—	—	—	(1,523)	—	(1,523)	—	(1,523)
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	(61,759)	—	(61,759)	(384)	(62,143)
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(6,341)	—	(6,341)	—	(6,341)

Total other comprehensive income (loss)		—	—	—	—	(747,314)	—	(747,314)	1,649	(745,665)

Total comprehensive income (loss)		—	—	—	—	(747,314)	4,450,177	3,702,863	109,642	3,812,505

Other changes in equity
Dividends		—	—	—	—	—	(268,697)	(268,697)	—	(268,697)
Interim dividends		—	—	—	—	—	(820,287)	(820,287)	—	(820,287)
Dividends to hybrid bonds		—	—	—	—	—	(176,945)	(176,945)	—	(176,945)
Issuance of hybrid bonds (Note 33)		—	797,866	—	—	—	—	797,866	—	797,866
Redemption of hybrid bonds (Note 33)		—	(199,476)	—	(524)	—	—	(200,000)	—	(200,000)
Transfer to retained earnings of redemption loss of hybrid bonds		—	—	—	102,667	—	(102,667)	—	—	—
Acquisition of treasury stock (Note 33)		—	—	—	(700,000)	—	—	(700,000)	—	(700,000)
Disposal of treasury stock (Note 33)		—	—	—	297	—	—	297	—	297
Retirement of treasury stock (Note 33)		—	—	—	450,000	—	(450,102)	(102)	—	(102)
Change in other capital adjustments		—	—	—	(890)	—	(886)	(1,776)	—	(1,776)
Change in other non-controlling interests		—	—	—	—	—	—	—	56,307	56,307

		—	598,390	—	(148,450)	—	(1,819,584)	(1,369,644)	56,307	(1,313,337)

Reclassification of OCI to retained earnings		—	—	—	—	(2,673)	2,673	—	—	—

Balance at December 31, 2024	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
For the year ended December 31, 2025

(In millions of won)	Equity attributable to equity holders of Shinhan Financial Group Co., Ltd.
	Capital stock		Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other compre- hensive income (loss)	Retained earnings	Sub-total	Non- controlling interests	Total
Balance at January 1, 2025	~~W~~	2,969,641	4,600,121	12,094,968	(807,114)	(1,824,440)	39,020,580	56,053,756	2,767,277	58,821,033
Profit for the year		—	—	—	—	—	4,971,561	4,971,561	112,958	5,084,519
Other comprehensive income (loss), net of income tax:
Loss on valuation and disposal of securities at fair value through other comprehensive income		—	—	—	—	(1,435,546)	—	(1,435,546)	(1,716)	(1,437,262)
Equity in other comprehensive income (loss) of associates		—	—	—	—	(16,736)	—	(16,736)	—	(16,736)
Foreign currency translation adjustments for foreign operations		—	—	—	—	(143,950)	—	(143,950)	(338)	(144,288)
Net change in unrealized fair value of cash flow hedges		—	—	—	—	(173,103)	—	(173,103)	—	(173,103)
Net finance income on insurance contract assets (liabilities)		—	—	—	—	1,268,886	—	1,268,886	—	1,268,886
Net finance expense on reinsurance contract assets (liabilities)		—	—	—	—	(153,683)	—	(153,683)	—	(153,683)
Remeasurements of the net defined benefit liabilities (assets)		—	—	—	—	5,581	—	5,581	(257)	5,324
Changes in own credit risk on financial liabilities designated at fair value through profit or loss		—	—	—	—	(2,652)	—	(2,652)	—	(2,652)

Total other comprehensive income (loss)		—	—	—	—	(651,203)	—	(651,203)	(2,311)	(653,514)

Total comprehensive income (loss)		—	—	—	—	(651,203)	4,971,561	4,320,358	110,647	4,431,005

Other changes in equity
Dividends		—	—	—	—	—	(267,755)	(267,755)	—	(267,755)
Interim dividends		—	—	—	—	—	(828,228)	(828,228)	—	(828,228)
Dividends to hybrid bonds		—	—	—	—	—	(197,932)	(197,932)	—	(197,932)
Issuance of hybrid bonds (Note 33)		—	797,870	—	—	—	—	797,870	—	797,870
Redemption of hybrid bonds (Note 33)		—	(648,154)	—	(1,846)	—	—	(650,000)	—	(650,000)
Transfer to retained earnings of redemption loss of hybrid bonds		—	—	—	524	—	(524)	—	—	—
Acquisition of treasury stock (Note 33)		—	—	—	(1,250,001)	—	—	(1,250,001)	—	(1,250,001)
Retirement of treasury stock (Note 33)		—	—	—	900,000	—	(900,070)	(70)	—	(70)
Change in other capital adjustments		—	—	3,590	(21,643)	—	(673)	(18,726)	—	(18,726)
Change in other non-controlling interests		—	—	—	—	—	—	—	(464,872)	(464,872)

		—	149,716	3,590	(372,966)	—	(2,195,182)	(2,414,842)	(464,872)	(2,879,714)

Reclassification of OCI to retained earnings		—	—	—	—	830	(830)	—	—	—

Balance at December 31, 2025	~~W~~	2,969,641	4,749,837	12,098,558	(1,180,080)	(2,474,813)	41,796,129	57,959,272	2,413,052	60,372,324

See accompanying notes to the consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2024 and 2025

(In millions of won)	Note	2023		2024	2025
Cash flows from operating activities
Profit for the year		~~W~~	4,478,000	4,558,170	5,084,519
Adjustments for:
Interest income	36		(27,579,211)	(29,209,338)	(27,988,801)
Interest expense	36		16,761,289	17,807,036	16,294,345
Dividend income	38		(181,486)	(239,097)	(209,681)
Income tax expense	46		1,486,960	1,470,922	1,844,490
Net fees and commission expense	37		307,492	330,896	378,283
Net insurance income	29		(1,113,615)	(983,166)	(1,055,727)
Net insurance finance expense	30		516,097	99,439	1,191,195
Net gain on financial instruments at fair value through profit or loss	39		(1,228,900)	(678,697)	(846,030)
Net gain on derivatives	11		(292,483)	(82,184)	(510,524)
Net loss (gain) on foreign currency translation			4,396	(107,294)	(284,765)
Net loss (gain) on financial instruments designated at fair value through profit or loss	40		(54,256)	35,604	(43,372)
Net loss (gain) on disposal of securities at fair value through other comprehensive income	12		129,575	(60,260)	(193,612)
Provision for allowance for credit loss	41		2,244,503	2,013,274	2,002,965
Net loss (gain) on disposal of securities at amortized cost	12		(251)	23,155	56
Employee benefit	27		145,874	157,711	238,848
Depreciation and other amortization	42		1,185,006	1,280,382	1,295,085
Other operating expense	44		859,065	687,447	815,185
Equity method loss (income), net	16		(125,088)	23,822	(221,225)
Other non-operating expense	45		200,355	323,593	265,392

			(6,734,678)	(7,106,755)	(7,027,893)

Changes in assets and liabilities:
Due from banks at amortized cost			1,325,355	(408,314)	731,113
Securities at fair value through profit or loss			(7,374,788)	(159,581)	(2,887,391)
Deposits at fair value through profit or loss			—	(5,418)	1,053
Loans at fair value through profit or loss			620,955	(138,009)	380,767
Financial instruments designated at fair value through profit or loss			(726,476)	379,352	(1,853,330)
Derivative instruments			(336,770)	(83,294)	378,311
Loans at amortized cost			(5,652,482)	(34,952,582)	(17,106,486)
Insurance contract assets			(10,387)	5,015	4,879
Reinsurance contract assets			(4,262)	(96,401)	(418,688)
Other assets			(6,394,740)	2,036,969	(20,923,665)
Deposits			(1,380,003)	38,873,523	24,093,267
Net defined benefit liabilities			7,263	(246,347)	(413,143)
Provisions			(424,494)	(505,457)	(169,300)
Insurance contract liabilities			(1,247,849)	(916,060)	(409,819)
Reinsurance contract liabilities			(31,265)	936	(226,184)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2023, 2024 and 2025

(In millions of won)	Note	2023		2024	2025
Investment contract liabilities		~~W~~	(671,181)	(467,655)	332,236
Other liabilities			13,479,464	(8,626,434)	18,745,622

			(8,821,660)	(5,309,757)	259,242

Income taxes paid			(1,931,943)	(1,030,947)	(1,076,814)
Interest received			26,411,959	28,511,378	27,043,508
Interest paid			(13,058,769)	(15,218,677)	(14,749,663)
Dividends received			186,937	222,887	197,982

Net cash inflow from operating activities			529,846	4,626,299	9,730,881

Cash flows from investing activities
Proceeds from disposal of financial instruments at fair value through profit or loss			3,845,778	5,846,223	4,584,365
Acquisition of financial instruments at fair value through profit or loss			(5,355,995)	(7,043,560)	(4,963,361)
Proceeds from disposal of securities at fair value through other comprehensive income			36,748,023	44,576,886	50,955,576
Acquisition of securities at fair value through other comprehensive income			(36,745,746)	(44,514,955)	(61,673,847)
Proceeds from disposal of securities at amortized cost			4,257,920	7,646,004	7,073,830
Acquisition of securities at amortized cost			(6,421,141)	(5,109,510)	(5,478,916)
Proceeds from disposal of property and equipment	14, 45		16,159	6,652	7,729
Acquisition of property and equipment	14		(261,444)	(263,836)	(258,659)
Proceeds from disposal of intangible assets	15, 45		25,029	8,102	14,445
Acquisition of intangible assets	15		(454,794)	(514,938)	(378,410)
Proceeds from disposal of investments in associates	16		377,496	326,439	601,006
Acquisition of investments in associates	16		(428,423)	(662,106)	(239,959)
Net cash inflow from loss of control			—	—	98,267
Net cash outflow from acquisition of control			—	—	(947,246)
Proceeds from disposal of investment property	17, 45		166,767	5,281	9,128
Acquisition of investment property	17		(5,367)	(3,202)	(4,564)
Proceeds from disposal of assets held for sale			3,663	—	48,867
Change in other assets			1,959	31,741	(5,264)
Proceeds from settlement of hedging derivative financial instruments			29,123	50,300	42,920
Payment of settlement of hedging derivative financial instruments			(70,720)	(236,988)	(265,683)
Net cash flows from business combinations	52		—	—	(124,004)

Net cash inflow (outflow) from investing activities			(4,271,713)	148,533	(10,903,780)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
For the years ended December 31, 2023, 2024 and 2025

(In millions of won)	Note	2023		2024	2025
Cash flows from financing activities
Issuance of hybrid bonds		~~W~~	897,646	797,866	797,870
Redemption of hybrid bonds			(1,195,550)	(200,000)	(650,000)
Net change in borrowings			8,153,087	(8,231,239)	5,125,412
Proceeds from debt securities issued			47,674,027	54,660,582	44,481,665
Redemption of debt securities issued			(43,808,445)	(45,082,555)	(45,234,727)
Increase in financial liabilities designated at fair value through profit or loss			209,969	—	99,985
Decrease in financial liabilities designated at fair value through profit or loss			—	—	(50,000)
Changes in other liabilities			164,567	(61,797)	(95,556)
Dividends paid			(1,461,371)	(1,267,146)	(1,293,828)
Proceeds from settlement of hedging derivative financial instruments			1,538,590	2,774,765	2,705,549
Payments of settlement of hedging derivative financial instruments			(1,459,027)	(2,655,404)	(2,556,770)
Acquisition of treasury stock			(485,947)	(700,000)	(1,250,001)
Disposal of treasury stock			—	297	—
Expense for retirement of treasury stock			(81)	(102)	(69)
Increase (decrease) in non-controlling interests			(205,169)	54,717	(547,355)
Repayments of lease liabilities			(262,055)	(272,634)	(281,530)
Conversion costs for preferred stock to common stock			(75)	—	—

Net cash inflow (outflow) from financing activities			9,760,166	(182,650)	1,250,645

Effect of exchange rate changes on cash and cash equivalents held			(15,361)	238,477	(26,857)

Increase in cash and cash equivalents			6,002,938	4,830,659	50,889

Cash and cash equivalents included in assets held for sale	21, 49		—	—	(3,309)
Cash and cash equivalents at the beginning of the year	49		24,413,946	30,416,884	35,247,543

Cash and cash equivalents at the end of the year	49	~~W~~	30,416,884	35,247,543	35,295,123

See accompanying notes to the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

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

(b)	Ownership of Shinhan Financial Group and its major consolidated subsidiaries as of December 31, 2024 and 2025 are as follows:

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2024	2025
Shinhan Financial Group Co., Ltd.	Shinhan Bank	Korea	December 31	100.0	100.0
”	Shinhan Card Co., Ltd.	”	”	100.0	100.0
”	Shinhan Securities Co., Ltd.	”	”	100.0	100.0
”	Shinhan Life Insurance Co., Ltd.	”	”	100.0	100.0
”	Shinhan Capital Co., Ltd.	”	”	100.0	100.0
”	Jeju Bank (*2)	”	”	75.3	64.0
”	Shinhan Asset Management Co., Ltd.	”	”	100.0	100.0
”	SHC Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan DS	”	”	100.0	100.0
”	Shinhan Savings Bank	”	”	100.0	100.0
”	Shinhan Asset Trust Co., Ltd.	”	”	100.0	100.0
”	Shinhan Fund Partners Co., Ltd.	”	”	99.8	99.8
”	Shinhan REITs Management Co., Ltd.	”	”	100.0	100.0
”	Shinhan Venture Investment Co., Ltd.	”	”	100.0	100.0
”	Shinhan EZ General Insurance Co., Ltd. (*3)	”	”	85.1	91.7
Shinhan Bank	Shinhan Bank America	USA	”	100.0	100.0
”	Shinhan Bank Europe GmbH	Germany	”	100.0	100.0
”	Shinhan Bank Cambodia	Cambodia	”	97.5	97.5
”	Shinhan Bank Kazakhstan Limited	Kazakhstan	”	100.0	100.0
”	Shinhan Bank Canada	Canada	”	100.0	100.0
”	Shinhan Bank (China) Limited	China	”	100.0	100.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

1.	Reporting entity (continued)

			Date of financial information	Ownership (%)
Investor	Investee (*1)	Location		2024	2025
”	Shinhan Bank Japan	Japan	”	100.0	100.0
”	Shinhan Bank Vietnam Limited	Vietnam	”	100.0	100.0
”	Banco Shinhan de Mexico	Mexico	”	99.9	99.9
”	PT Bank Shinhan Indonesia	Indonesia	”	99.0	99.0
KIRAM HO CHI MINH OFFICE General Private Placement Real Estate Investment Trust (USD)	HIEP HIEP THANH Investment Company Limited (*4)	Vietnam	”	—	100.0
HIEP HIEP THANH Investment Company Limited	Khoi Phat Investment Company Limited (*4)	Vietnam	”	—	100.0
Shinhan Bank Japan	SBJ DNX (*5)	Japan	”	100.0	90.0
Shinhan Card Co., Ltd.	Shinhan Credit Information Co., Ltd.	Korea	December 31	100.0	100.0
”	LLP MFO Shinhan Finance (*6)	Kazakhstan	”	75.0	72.1
”	PT. Shinhan Indo Finance	Indonesia	”	76.3	76.3
”	Shinhan Microfinance Co., Ltd.	Myanmar	”	100.0	100.0
”	Shinhan Vietnam Finance Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan Securities Co., Ltd.	Shinhan Securities America Inc. (*7)	USA	”	100.0	100.0
”	Shinhan Securities Asia Ltd.	Hong Kong	”	100.0	100.0
”	Shinhan Securities Vietnam Co., Ltd.	Vietnam	”	100.0	100.0
”	PT. Shinhan Sekuritas Indonesia	Indonesia	”	99.0	99.0
Shinhan Life Insurance Co., Ltd.	Shinhan Financial Plus Co., Ltd.	Korea	”	100.0	100.0
”	Shinhan LifeCare Co., Ltd.	”	”	100.0	100.0
”	Shinhan Life Insurance Vietnam Co., Ltd.	Vietnam	”	100.0	100.0
Shinhan DS	Shinhan DS Vietnam Co., Ltd.	Vietnam	”	100.0	100.0

(*1)	Subsidiaries such as trust, beneficiary certificate, special purpose company, partnerships and private equity fund which are not actually operating their own business are excluded.
(*2)	During the year ended December 31, 2025, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.3% to 64.0%.
(*3)
During the year ended December 31, 2025, the Group participated in a capital increase of
~~W~~
 100,000 million conducted by Shinhan EZ General Insurance Co., Ltd., resulting in an increase in its ownership interest from 85.1% to 91.7%.

(*4)	During the year ended December 31, 2025, the entity became a consolidated subsidiary through a business combination.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

1.	Reporting entity (continued)

(*5)	During the year ended December 31, 2025, the Group’s ownership interest decreased from 100.0% to 90.0% due to a new share issuance by SBJ DNX and the partial disposal of shares held by SBJ Bank.
(*6)	During the year ended December 31, 2025, a third-party share issuance resulted in a decrease in the Group’s ownership interest from 75.0% to 72.1%.
(*7)	As of December 31, 2025, the disposal is in progress and has been classified as held for sale.

(c)	Consolidated structured entities
Consolidated structured entities are as follows:

Category	Consolidated structured entities	Description

Trust	Shinhan Bank (including development trust) and 17 others	A trust is consolidated when the Group as a trustee is exposed to significant variable returns, if principal or interest amounts of the entrusted properties falls below guaranteed amount, the Group should compensate it, and the Group has the ability to affect those returns.

Asset-Backed Securitization	Tiger Eyes 3 Co., Ltd. and 154 others	An entity for asset backed securitization is consolidated when the Group has sole decision-making authority to dispose assets or change the conditions of the assets, and the Group is substantially exposed to, or has rights to significant variable returns by providing credit enhancement and purchases of subordinated securities.

Structured Financing	—	An entity established for structured financing relating to real estate, shipping, or mergers and acquisitions is consolidated when, due to events such as the counterparty’s default, normal operations become no longer feasible and the Group, as the largest credit provider to the entity, has sole decision-making authority of these entities due to the entities default, and is substantially exposed to, or has rights to significant variable returns.

Investment Fund	One Shinhan Future’s Fund and 187 others	An investment fund is consolidated, when the Group manages or invests assets of the investment funds on behalf of other investors as a collective investor or a business executive, or has the ability to dismiss the manager of the investment funds, and is substantially exposed to, or has rights to, the significant variable returns.
(*)	The Group provides ABCP purchase agreements and others of ~~W~~ 7,593,502 million for the purpose of credit enhancement of structured companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

2.	Basis of preparation

(a)	Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) Accounting Standards. IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”).
The Group’s consolidated financial statements as of and for the year ended December 31, 2025, were certified by management on April 22, 2026.

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
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, incomes and expenses. If the estimates and assumptions based on management’s best judgment as of December 31, 2025 are different from the actual environment, these estimates and actual results may be different.
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
December 31, 2024 and 2025

2.	Basis of preparation (continued)

In preparing these consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2024 except as explained below.

(e)	Standards and amendments adopted by the Group
The Group has newly applied the following accounting policy upon preparation of the annual consolidated financial statements from the beginning on January 1, 2025.
Amendment to IAS 21 ‘Effects of Changes in Foreign Exchange Rates’ and IFRS 1 ‘First-time adoption of IFRS’ – Lack of Exchangeability
These amendments define scenarios where exchanges with other currencies are considered possible for accounting purposes, clarify the assessment of exchangeability with other currencies, and specify requirements for estimating and disclosing the spot exchange rate in cases where no exchangeability exists. If exchange with other currencies is not possible, the spot exchange rate must be estimated on the measurement date using observable exchange rates without adjustment or employing alternative estimation techniques. There is no significant impact on the consolidated financial statements from these amendments.

3.	Material accounting policies
Material accounting policies applied by the Group upon the preparation of consolidated financial statements under IFRS are described below, and consolidated financial statements for the year ended December 31, 2025, and comparative periods were prepared using the same accounting policy, except as described in Note 2.

(a)	Operating segments
The Group has divided the segments based on internal reports reviewed periodically by the chief operating decision maker to make decisions about the resources allocated to the segments and evaluate their performance. There are six reporting segments as described in Note 8. The reporting segments are operated separately according to the nature of the goods and services provided and the organizational structure of the Group.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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
Each identifiable asset or liability is measured at its acquisition-date fair value except for below:

•	Leases are required to be classified based on the contractual terms and other factors

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized

•	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12, ‘Income Taxes’

•	Employee benefit arrangements are recognized and measured in accordance with IAS 19, ‘ Employee Benefits’

•	Compensation assets are recognized and measured on the same basis as the items subject to compensation

•	Reacquired rights are measured in accordance with special provisions

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in IFRS 2, ‘Share-based Payment’

•	Assets held for sale are measured at fair value less costs to sell in accordance with IFRS 5, ‘Non-current Assets Held for Sale and Discontinued Operations’
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
Cash and cash equivalents comprise cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value and are used by the Group in management of its short-term commitments
with maturities of three months or less from the date of acquisition.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

i) Financial assets designated at fair value through profit or loss (“FVTPL”)
Financial assets can be irrevocably designated as measured at FVTPL despite classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases. However, once the financial assets are designated at FVTPL, it is irrevocable.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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
iii-3) Financial assets at FVTPL
Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL. Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain (loss) on financial instruments at fair value through profit or loss’ in the consolidated statement of comprehensive income.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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
ii) Other derivative financial instruments
All derivatives except those designated as hedging instruments and are effective in hedging are measured at fair value. Changes in the fair value of other derivative financial instruments not designated as hedging instruments are recognized immediately in profit or loss.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

Financial assets migrate through the following three stages based on the change in credit risk since initial recognition and allowance for credit loss for the financial assets are measured at the
12-month
expected credit losses (“ECL”) or the lifetime ECL, depending on the stage.

Category		Allowance for credit loss
STAGE 1	When credit risk has not increased significantly since the initial recognition	12-month ECL: the ECL associated with the probability of default events occurring within the next 12 months
STAGE 2	When credit risk has increased significantly since the initial recognition	Lifetime ECL: a lifetime ECL associated with the probability of default events occurring over the remaining lifetime
STAGE 3	When assets are impaired	Same as above
The Group, meanwhile, only recognizes the cumulative changes in lifetime expected credit losses since the initial recognition as an allowance for credit loss for purchased or originated credit-impaired financial assets.
The total period refers to the expected life of the financial instrument up to the contractual maturity date.
i) Reflection of forward-looking information
The Group incorporates forward-looking information when assessing whether credit risk has increased significantly and when measuring expected credit losses.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

(i)	Property and equipment
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

Descriptions	Useful lives
Software	5 years
Capitalized development cost	5 ~ 10 years
Other intangible assets	5 years or contract periods

(k)	Investment properties
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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
The Group recognizes them as a receivable at an amount equal to the net investment in the lease, and the difference from the carrying amount of leasing asset as of the commencement date is recognized as profit or loss from disposal of the lease asset. In addition, interest income is recognized by applying the effective interest method for the amount of the Group’s net investment in finance leases. Lease-related direct costs are included in the initial recognition of financial lease receivables and are accounted for in a way that reduces the revenue for the lease term.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

ii-2)	Operating leases
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

(q)	Employee benefits
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
iii) Retirement benefits: defined benefit plans
As of the reporting date, defined benefit liabilities related to the defined benefit plan are recognized by deducting the fair value of external reserve from the present value of the defined benefit plan debt.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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
Among the insurance contracts held by the Group, participating insurance contracts are contracts under which, in accordance with the terms and conditions agreed between the insurer and the policyholder, the insurer distributes excess profits to policyholders in the form of dividends pursuant to the Regulations on Supervision of Insurance Business, in addition to insurance claims or surrender values. Under such contracts, the insurer has a contractual obligation to pay dividends to policyholders when dividends arise in accordance with the insurance policy terms and conditions.
Insurance contracts issued by the Group are subject to the recognition and measurement of insurance liabilities in accordance with IFRS 17. IFRS 17 requires insurance liabilities to be measured and recognized at the level of individual insurance contracts and to be measured based on estimates of all future cash flows within groups of insurance contracts. Accordingly, for participating insurance contracts, insurance liabilities are measured and recognized at the level of individual insurance contracts by estimating the future cash flows of each contract, including insurance claims, surrender values and dividends.
Such insurance contracts constitute a unit of account for the recognition and measurement of liabilities, as defined in paragraph 4.48 of the Conceptual Framework for Financial Reporting.
Accordingly, insurance liabilities are recognized and measured in accordance with the requirements of IFRS 17 using insurance contracts as the unit of account, thereby meeting the definition of a liability under the Conceptual Framework for Financial Reporting. In this context, liabilities related to policyholder dividends constitute a component of insurance liabilities measured using participating insurance contracts as the unit of account.
ii) Recognition and measurement of insurance liabilities (assets) and reinsurance assets (liabilities)
ii-1)
Accounting unit
The Group identifies insurance contract portfolios by integrating insurance contracts that are exposed to similar risks and managed together based on coverage, currency, and interest rate types. The Group divides

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

a portfolio of insurance contracts issued into the following groups of insurance contracts based on similarity of profitability. However, for insurance contracts applying the premium allocation approach, it assumes that there is no onerous insurance contract (or net gain contract for reinsurance contracts held) at the initial recognition unless evidence suggests otherwise.
A group of insurance contracts issued consists of:

•	A group of contracts that are onerous at initial recognition.

•	A group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently

•	A group of the remaining contracts
A group of reinsurance contracts held consists of:

•	A group of contracts with net profits at initial recognition.

•	A group of contracts that at initial recognition have the possibility of having net profits subsequently

•	A group of the remaining contracts
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
ii-3) Measurement of insurance liabilities (assets) and reinsurance assets (liabilities) under the general model
At the time of initial recognition, the Group measures a group of insurance contracts issued as the sum of fulfillment cash flows (estimates of future cash flows, adjustments to the time value of money related to financial risks to future cash flows, and risk adjustment for non-financial
risk) and contractual service

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

margin, and subsequently, as the sum of the liability or assets for remaining coverage (fulfillment cash flow and contractual service margin) and the liability or asset for incurred claims (fulfillment cash flow). The liability for remaining coverage includes the obligation to investigate and pay reasonable insurance claims according to the current insurance contract for insurance events that have not yet occurred, the obligation to pay amounts related to insurance contract services that have not yet been provided, and represents the obligation to pay investment components and other amounts that have not been transferred to incurred liability. The liability for incurred claims comprises the obligation to investigate insurance events that have already occurred and pay reasonable insurance claims and other incurred insurance costs, the obligation to pay amounts related to insurance contract services already provided, and obligation to pay investment components and other amounts not related to insurance contract services and not included in the liability for remaining coverage.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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

-	Risk adjustment for non-financial risk
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
December 31, 2024 and 2025

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
The Group
re-estimates
the future cash flows as of the end of each reporting period at current estimates. Changes in fulfilment cash flows related to the future are adjusted in the contractual service margin, while the current and past service-related portions are recognized in profit or loss. The Group also adjusts the contractual service margin for experience adjustments related to future service-related premiums and related insurance acquisition cash flows, as well as for differences between expected and actual investment components. However, changes in the time value of money and financial risk, changes in estimated fulfilment cash flows for the liabilities for incurred claims (assets), and other experience adjustments related to current and past services are not adjusted in the contractual service margin.
The Group adjusts the current contractual service margin at the end of the reporting period by adding the following amounts to the base amount:

i)	Impact of newly added contracts to the current group of insurance contracts issued.

ii)	Accrued interest on the carrying amount of the contractual service margin, measured at the discount rate determined at initial recognition.

iii)	Changes in future service-related fulfilment cash flows (excluding the recognition of loss-recovery components and the reversal of loss components).

iv)	Effects of currency exchange differences on the contractual service margin.

v)	Amounts recognized in the current period’s profit or loss due to the transfer of insurance contract services during the period.

vi)	Loss components and loss recovery components
The Group considers an insurance contract as one that incurs a loss if, at the initial recognition date, the total of the fulfilment cash flows allocated to the insurance contract, previously recognized insurance acquisition

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

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
In a group of onerous contracts, there is no contractual service margin, and the measurement of the group consists entirely of the fulfilment cash flows. Any portion at the initial recognition date in the group of onerous contract that is expected to result in a net outflow or exceeds the carrying amount of the contractual service margin subsequently is considered a loss component of that group and recognized as a loss in the current period. After recognizing the loss component, the Group systematically allocates subsequent fluctuations in the remaining insurance liability fulfilment cash flows between the loss component and the liability for remaining coverage, excluding the loss component, based on established criteria. However, subsequent decreases in cash flows related to future services are allocated only to the loss component until it is fully exhausted and recognized in profit or loss. Any excess beyond the loss component’s exhaustion is then recognized as contractual service margin again.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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
v) Investment components paid (received for reinsurance contracts held) or transferred to the liability (asset) for incurred claims.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

the group of insurance contracts issued incurs losses, the Group performs impairment tests. If the fulfilment cash flows exceed the carrying amount of the liabilities for remaining coverage, the difference is recognized as a loss in the current period, is also recognized as increase of the liabilities for remaining coverage.
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
ii) Changes in the risk adjustment for
non-financial
risk (excluding allocated amounts to loss components and changes related to future services).
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

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
The Group includes the time value of money and the effects of financial risks, as well as their fluctuations, in insurance finance income (expenses). The Group has elected an accounting policy to disaggregate insurance finance income (expenses) for the period between profit or loss and other comprehensive income. For groups of insurance contracts for which changes in financial risk assumptions significantly affect amounts payable to policyholders, the amount recognized in profit or loss is allocated based on the amounts credited in the current period and those expected to be credited in future periods. For other groups of insurance contracts, the effective interest rate determined at initial recognition is used to calculate insurance finance income (expenses) recognized in profit or loss. For groups of insurance contracts applying the variable fee approach that hold underlying items, insurance finance income or expenses recognized in profit or loss are determined so as to eliminate accounting mismatches with the profit or loss of the underlying items.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

(u)	Recognition of revenues and expenses
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

(v)	Revenue from Contracts with Customers
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
December 31, 2024 and 2025

3.	Material accounting policies (continued)

recovery rate of points awarded in accordance with the customer loyalty program and the expected time of recovery. The consideration allocated to the points is recognized as a consideration to be paid to the customer and deducted from Fees and commission income.

(w)	Income tax
The Group applies the consolidated tax payment system, under which the parent company and its domestic subsidiaries subject to the parent’s consolidated control (hereinafter referred to as the “ Consolidated Subsidiaries”) are treated as a single taxable unit for purposes of calculating a single tax base and tax liability.
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

(x)	Accounting for trust accounts
The Group accounts for trust accounts separately from its bank accounts under Article 114 of the Financial Investment Services and Capital Markets Act. In this regard, the funds lent to the trust account are recognized as trust account loans and loans borrowed from the trust account as other liabilities (payable from trust account). In accordance with the Financial Investment Business Regulations, trust remuneration is acquired in connection with the operation, management, and disposal of trust property, and it is recognized as the operating profit of trust business.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

(y)	New standards and amendments not yet adopted by the Group
The following new accounting standards and amendments have been published that are not mandatory for annual periods beginning after January 1, 2025. The Group did not early adopt the following new standards and amendments when preparing consolidated financial statements.
i) Amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ — Classification and measurement requirements of financial instruments
i
-1)
Derecognition of financial liabilities settled through electronic transfers
The amendments permit an entity, subject to specified criteria, to consider a financial liability (or a portion thereof) that is settled through an electronic payment system as extinguished (and derecognized) prior to the settlement date. When this accounting policy is elected, it must be applied consistently to all settlements made through the same electronic payment system.
i -2) Classification of financial assets

-	Contractual terms and conditions consistent with a basic lending arrangement
The amendments provide guidance on how to assess whether the contractual cash flows of a financial asset are consistent with a basic lending arrangement. This guidance is intended to support entities in applying the contractual cash flow characteristics assessment to financial assets with features linked to environmental, social and governance (ESG) factors.

-	Non-recourse financial assets
The amendments enhance the explanation of the term
‘non-recourse’,
clarifying in particular that a financial asset has
non-recourse
characteristics when the entity’s ultimate contractual right to receive cash flows is limited to the cash flows generated from specified assets.

-	Contractually linked instruments
The amendments clarify the characteristics that distinguish contractually linked instruments from other transactions. Specifically, they emphasize that, in such instruments, the priority of payments to holders of multiple contractually linked instruments (tranches) is established through a waterfall payment structure, resulting in the concentration of credit risk and the uneven allocation of losses among holders of different tranches. In addition, the amendments explain that not all transactions involving multiple debt instruments meet the criteria for contractually linked instruments, and clarify that the pool of underlying assets may include financial assets that are outside the scope of the classification requirements of this Standard.
i -3) Disclosures

-	Investments in equity instruments designated at fair value through other comprehensive income (FVOCI)
The requirements of IFRS 7 have been amended to require entities to separately present fair value gains or losses related to investments derecognized during the reporting period and those related to investments held at the end of the reporting period, as well as to disclose fair value gains or losses recognized in other comprehensive income during the reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

-	Contractual terms that may change the timing or amount of contractual cash flows
The amendments require disclosure of contractual terms that may change the timing or amount of contractual cash flows as a result of the occurrence (or non-occurrence)
of contingent features that are not directly related to changes in basic lending risks or costs. These disclosure requirements apply to each class of financial assets at amortized cost or at fair value through other comprehensive income, and to each class of financial liabilities measured at amortized cost.
The amendments are effective for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group expects that there will be no material impact on the consolidated financial statements from these amendments.
ii) IFRS 18 ‘Presentation and Disclosure in Financial Statements’
IFRS 18 supersedes IAS 1 and introduces new requirements designed to enhance comparability of financial performance among peer companies and provide more relevant information to users. While IFRS 18 carries forward many of the requirements of IAS 1 without change, it also introduces new requirements. Certain paragraphs of IAS 1 have been relocated to IAS 8 and IFRS 7, and IAS 7 and IAS 33 have been amended.
IFRS 18 introduces the following new requirements:

•	Presentation of specified categories and defined subtotals in the statement of profit or loss

•	Disclosure of management-defined performance measures (MPMs) in the notes to the financial statements

•	Improvements to aggregation and disaggregation requirements
The new Standard is effective for annual reporting periods beginning on or after 1 January 2027, with early application permitted. The amendments to IAS 7 and IAS 33, as well as the amended IAS 8 and IFRS 7, are effective when IFRS 18 is applied. IFRS 18 requires retrospective application and provides specific transitional provisions. In accordance with the retrospective application requirements of the Standard, the comparative information for the year ended December 31, 2026 will be restated in accordance with IFRS 18.
The Group is currently assessing the impact of the new Standard on its consolidated financial statements. The adoption of the Standard is not expected to affect net income. However, it is expected to affect the determination and presentation of operating profit, as income and expenses in the statement of profit or loss will be classified into new categories.
iii) Annual Improvements to International Financial Reporting Standards (IFRS)
IFRS annual improvements are applied for annual reporting periods beginning on or after 1 January 2026 with earlier application permitted. The Group believes that there will be no material impact on the consolidated financial statements.

•	IFRS 1 ‘ First-time adoption of International Financial Reporting Standards’ — Hedging accounting by a first-time adopter

•	IFRS 7 ‘Financial Instruments: Disclosures’ — Gain or loss on derecognition and Guidance on implementing IFRS 7

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

3.	Material accounting policies (continued)

•	IFRS 9 ‘ Financial Instruments’ — Derecognition of lease liabilities and transaction price

•	IFRS 10 ‘Consolidated Financial Statements’ — Determination of ‘de facto agent’

•	IAS 7 ‘ Statement of Cash Flows ’ — Cost method

•	IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments: Disclosures’ — Contracts referencing nature-dependent electricity

4.	Significant estimates and judgments
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

4.	Significant estimates and judgments (continued)

commitments through impairment testing. The accuracy of allowances and provisions for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(e)	Insurance contract liabilities (assets) and reinsurance contract assets (liabilities)
The Group calculates the present value of the future cash flows of the liabilities for remaining coverage and liabilities for incurred claims for measurement purposes. This involves estimating the unbiased estimate of future cash flows, considering the time value of money, adjusting for financial risk associated with future cash flows, and making a risk adjustment for non-financial
risk. The measurement of the present value of these cash flows is determined by estimating relevant market variables, assessing uncertainties regarding the amounts and timing of future cash flows, considering actuarial and economic assumptions, and other risks.
The number of coverage units in the group of insurance contracts is determined by considering the quantity of benefit provided by contracts within the group the duration of expected coverage, the frequency and recurrence of the coverage risk for all coverage units allocated to the current period.

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
i) Risk management principles
The risk management principles of the Group are as follows:

•	All business activities take into account the balance of risks and profits within a predetermined risk appetite.

•	The controlling company shall present the Group Risk Management Model Standard, supervise their compliance, and have responsibility and authority for group-level monitoring.

•	Operate a risk-related decision-making system that enhances management’s involvement.

•	Organize and operate risk management organizations independent of the business sector.

•	Operate a performance management system that clearly considers risks when making business decisions.

•	Aim for preemptive and practical risk management functions.

•	Share a cautious view to prepare for possible deterioration of the situation.
ii) Risk management organization
The fundamental policies for risk management of the Group are established by the Board of Directors of the controlling company, while the basic risk management strategies are established by the Risk Management

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

Committee (the “Group Risk Management Committee”) within the controlling company’s Board of Directors. The Group’s Chief Risk Officer (CRO) assists the Group Risk Management Committee and consults the risk management policies and strategies of the group and each subsidiary through the Group Risk Council, which includes the Chief Risk Officer of each subsidiary. The subsidiary implements the risk management policies and strategies of the Group through each company’s risk management committee, risk-related committee, and risk management organization, and consistently establishes and implements the detailed risk management policies and strategies of the subsidiary. The risk management team of the controlling company assists the Group’s Chief Risk Officer for risk management and supervision.
The Group has a hierarchical limit system to manage the risks of the Group to an appropriate level. The Group Risk Management Committee sets the risk limits that can be acceptable by the Group and each subsidiary, while the Risk Management Committee and the management-level risk Committees of each subsidiary set and manage detailed risk limits by risk, department, desk, and product types.

ii-1)	Group Risk Management Committee
The Committee establishes the risk management framework for the controlling company and each of its subsidiaries and comprehensively manages Group-wide risk-related matters, including the establishment of the Group’s fundamental risk management policies and strategies and the approval of limits. The Committee consists of directors of the controlling company.
The resolution of the Committee is as follows:

•	Establish risk management basic policy in line with management strategy

•	Determine the level of risk that can be assumed by the Group and each subsidiary

•	Approve appropriate investment limit or loss allowance limit

•	Enact and amend the Group Risk Management Regulations and the Group Risk Council Regulations

•	Matters concerning risk management organization structure and division of duties

•	Matters concerning the operation of the risk management system

•	Matters concerning the establishment of various limits and approval of limits

•	Make decisions on approval of the FSS’s internal rating based approach for non-retail and retail credit rating systems

•	Matters concerning risk disclosure policy

•	Analysis of crisis situation, related capital management plan and financing plan

•	Matters deemed necessary by the board of directors

•	Matters required by external regulations such as the Financial Services Commission and other regulations and guidelines

•	Matters deemed necessary by the Chairman
The resolution of the Group Risk Management Committee is reported to the Board of Directors.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

ii-2)	Group Risk Management Council
In order to maintain the Group’s risk management policies and strategies consistently, the Group resolves matters necessary to discuss overall risk-related issues and to implement the policies set by the Group Risk Management Committee. The members are chaired by the Group’s chief risk officer and shall consist of the chief risk officers of major subsidiaries.
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
In order to proactively manage risks by periodically identifying risk factors that can affect the Group’s business environment, the Group has established a multi-dimensional risk monitoring system. Each subsidiary is required to report to the Group on key issues that affect risk management at the Group level. The Group prepares weekly, monthly and ad-hoc
monitoring reports for Group management, including the CRO.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

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
Shinhan Bank’s credit risk management includes processes such as credit evaluation, credit monitoring and supervision, credit risk measurement of counterparties and limit management processes and credit risk measurements for portfolios. All loan customers of Shinhan Bank are evaluated and managed with credit ratings. Retail customers are evaluated by summing up customer information from Shinhan Bank’s internal information and external credit information, and the corporate customers are evaluated by considering financial and non-financial
items such as industrial risk, operating risk, and management risk. The evaluated credit rating is used for credit approval, limit management, pricing, credit loss provisioning, etc., and is the basis for credit risk management. The credit evaluation system is divided into an evaluation system for retail customers, a small office home office (“SOHO”) evaluation system, and an evaluation system for corporate customers. It is subdivided and refined by each model to reflect the Basel III requirements. The corporate credit decision is based on a collective decision-making system, making objective and prudent decisions. In the case of a general credit of loans, the credit is approved based on the consultation between branch RM’s (Relationship Manager) and loan officers of each business division’s headquarters. In the case of a large or important credit, the credit is approved by the review council. In particular, the Credit Review Committee, the highest decision-making body for loan approvals, reviews for important loans such as large loans. Credits for retail customers are monitored by an automated credit scoring systems (CSS) based on objective statistical methods and bank credit policies.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

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
Shinhan Card Co., Ltd. ’s basic policy on credit risk is determined by the Risk Management Committee. The Risk Management Committee (RMC) consists of the Chief Risk Officer (CRO) as the chairperson, along with the heads of business and supporting groups, related department heads, and the Risk Management Manager. Apart from the RMC, a credit committee in charge of monitoring corporate credits and other important credits over a certain amount, has been established to separate credit policy decisions from credit monitoring.
Shinhan Card Co., Ltd.’s credit rating system is divided into ASS (Application Scoring System) and BSS (Behavior Scoring System). Unless a customer falls under “rejection due to policy” (such circumstances include delinquency of other credit card companies) and his/her credit rating is above a certain rate, an application of ASS is approved. There is a separate screening criterion for credit card customers, who have maintained a long-term relationship with the Group and have a good credit history. In addition, the elements of credit ratings are used as the basis for setting limits when issuing cards. The BSS, which is recalculated monthly, predicts the delinquency probability of cardholders, and is utilized to monitor member and portfolio risk.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

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
The Group analyzed data from its past experience, derived correlations between major macroeconomic variables and credit risks required for predicting credit risk and credit loss for each portfolio, and then reflected future forecast information through regression estimation. To reflect external and internal economic uncertainties, the Group has incorporated the final forward-looking information by reviewing an additional worst-case scenario along with the three existing scenarios of upside, central and downside.
For the years ended December 31, 2024 and 2025, macroeconomic variables used by the Group are as follows for each scenario.
<December 31, 2024>
① Upside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.5	2.4	3.2	2.8
Private consumption index (YoY %)	(-)	1.2	1.6	2.5	2.6	2.5
Facility investment growth rate (YoY %)	(-)	4.9	4.4	6.5	1.2	3.5
Consumer price index growth rate (%)	(+)	1.6	2.2	2.4	2.4	2.3
Balance on current account (100 million dollars)	(-)	220.0	210.0	190.0	180.0	200.0
Government bond 3y yields (%)	—	2.8	3.1	3.2	3.2	3.2
② Central scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	1.2	2.0	2.4	2.2
Private consumption index (YoY %)	(-)	1.2	1.3	2.1	2.0	1.8
Facility investment growth rate (YoY %)	(-)	4.9	4.0	5.8	0.8	2.5
Consumer price index growth rate (%)	(+)	1.6	1.9	2.1	2.1	2.0
Balance on current account (100 million dollars)	(-)	200.0	190.0	170.0	160.0	180.0
Government bond 3y yields (%)	—	2.8	2.9	2.9	3.0	2.9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

③ Downside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2024.4Q	2025
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	2.1	0.8	1.4	1.7	1.0
Private consumption index (YoY %)	(-)	1.2	0.9	1.5	1.1	0.6
Facility investment growth rate (YoY %)	(-)	4.9	2.8	4.5	0.2	1.3
Consumer price index growth rate (%)	(+)	1.6	1.6	1.8	1.8	1.7
Balance on current account (100 million dollars)	(-)	170.0	160.0	140.0	120.0	130.0
Government bond 3y yields (%)	—	2.8	2.8	2.7	2.4	2.2
④ Worst scenario

Major variables (*1), (*2), (*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	—	6.2

(*1)
As a result of examining the correlation between each variable, the Group applied key variables to reflect the final future economic outlook. Shinhan Bank applied key variables such as GDP growth rate, current account balance, and
3-year
government bond yield, while Shinhan Card Co., Ltd. applied key variables such as GDP growth rate. In addition to the table above, the Group has selected macroeconomic indicators such as KOSPI index.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

<December 31, 2025>
① Upside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2025.4Q	2026
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.9	2.8	2.0	2.0
Private consumption index (YoY %)	(-)	1.9	3.2	3.3	2.2	2.0
Facility investment growth rate (YoY %)	(-)	(1.7)	1.9	4.6	2.2	1.7
Consumer price index growth rate (%)	(+)	2.4	2.1	2.1	2.2	2.2
Balance on current account (100 million dollars)	(-)	300.0	220.0	230.0	240.0	260.0
Government bond 3y yields (%)	—	2.8	2.6	2.6	2.7	2.7
② Central scenario
Major variables (*1), (*2), (*3)	Correlation between credit risks	2025.4Q	2026
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	2.4	2.1	1.3	1.3
Private consumption index (YoY %)	(-)	1.9	2.7	2.6	1.2	1.2
Facility investment growth rate (YoY %)	(-)	(1.7)	1.3	3.9	1.8	1.0
Consumer price index growth rate (%)	(+)	2.4	1.6	1.8	2.0	2.0
Balance on current account (100 million dollars)	(-)	300.0	210.0	220.0	230.0	250.0
Government bond 3y yields (%)	—	2.8	2.3	2.4	2.4	2.5
③ Downside scenario

Major variables (*1), (*2), (*3)	Correlation between credit risks	2025.4Q	2026
			1Q	2Q	3Q	4Q
GDP growth rate (YoY %)	(-)	1.5	1.6	1.0	0.3	0.3
Private consumption index (YoY %)	(-)	1.9	1.4	1.0	0.4	0.5
Facility investment growth rate (YoY %)	(-)	(1.7)	(0.1)	2.4	1.2	0.4
Consumer price index growth rate (%)	(+)	2.4	1.6	1.7	1.8	1.8
Balance on current account (100 million dollars)	(-)	300.0	190.0	200.0	210.0	230.0
Government bond 3y yields (%)	—	2.8	2.1	1.9	1.6	1.7
④ Worst scenario

Major variables (*1), (*2), (*4)	Correlation between credit risks	Economic Crisis for 1 year

GDP growth rate (YoY %)	(-)	(5.1)
Private consumption index (YoY %)	(-)	(11.9)
Facility investment growth rate (YoY %)	(-)	(38.6)
Consumer price index growth rate (%)	(+)	7.5
Balance on current account (100 million dollars)	(-)	401.1
Government bond 3y yields (%)	—	4.6

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

(*1)
As a result of examining the correlation between each variable, the Group applied key variables to reflect the final future economic outlook. Shinhan Bank applied key variables such as GDP growth rate, current account balance, and
3-year
government bond yield, while Shinhan Card Co., Ltd. applied key variables such as GDP growth rate. In addition to the table above, the Group has selected macroeconomic indicators such as unemployment rate.

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
The Group manages the credit risk through classifying borrowers in moratorium of interest payments and moratorium of repayment that is one of the financial relief programs into Stage2 to reflect the impact of potential insolvency. In addition, credit risk is managed through additional expected loss assessments for non-retail
and retail SOHO loans of borrowers holding the relevant loans, extended maturity loans and estimated loss loans from financial support programs. The Group has considered multiple economic scenarios in applying forward-looking information to measure the expected credit losses. Assuming a 100% weighting for each of the Upside, Central, Downside, and Worst scenarios, with all other assumptions held constant, the sensitivity of the Group’s provision for expected credit losses is not significant for the years ended December 31, 2024 and 2025.
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
Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time. The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates. When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for those grades is adjusted, and the PD for each rating grade is estimated by taking into account the contractual maturity of the exposure.
LGD refers to the expected loss in the event of a default. The Group calculates LGD based on the experience recovery rate measured from past default exposures. The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery. In particular, LGD for retail loan products uses loan to value (LTV) as a key variable. The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

EAD refers to the expected exposure at the time of default. The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit. EAD of financial assets is equal to the total carrying amount of the assets, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.
In measuring expected credit losses on financial assets, the Group uses the contractual maturity as the period subject to expected credit loss measurement. The contractual maturity is computed taking into account the extension right held by the borrower.
Risk factors of PD for each reporting period, and those of LGD and EAD, are collectively estimated according to the following criteria:

•	Type of products

•	Internal credit risk rating

•	Type of collateral

•	Loan to value (“LTV”)

•	Industry that the borrower belongs to

•	Location of the borrower or collateral

•	Days of delinquency
The criteria for classifying groups is periodically reviewed to maintain homogeneity of the group and adjusted if necessary. The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.
i-6)
Write-off
of financial assets
The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest. In general, the Group conducts write-off
when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest. The decision to write off follows the internal regulations of the Group and, if necessary, is carried out after obtaining approval from external institutions. Apart from write-off,
the Group may continue to exercise its right of collection under its own recovery policy even after the write-off
of financial assets.
ii) Maximum exposure to credit risk
Exposure to credit risk is related to due from banks, loans, investments in debt securities, derivative transactions, off-balance
sheet items such as loan commitment. The exposures of due from banks and loans are classified into government, bank, corporation or retail based on the exposure classification criteria of Basel III credit risk weights, and the net carrying amount, excluding deductible items such as provisions, is presented as the maximum amount that can be exposed by credit risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

The details of the maximum exposure to credit risk for financial instruments held as of December 31, 2024 and 2025 are as follows:

	2024		2025
Due from banks and loans at amortized cost (*1), (*3):
Banks	~~W~~	14,058,051	12,658,709
Retail		199,809,576	208,308,298
Government/Public sector/Central bank		27,228,308	26,417,332
Corporations		218,713,457	226,554,125
Card receivable		27,714,596	27,695,043

		487,523,988	501,633,507

Due from banks and loans at FVTPL (*3):
Banks		134,609	169,972
Corporations		1,780,787	1,286,144

		1,915,396	1,456,116

Securities at FVTPL		67,134,121	71,727,860
Securities at FVOCI		92,016,210	101,282,906
Securities at amortized cost (*1)		33,315,999	31,944,368
Derivative assets		10,279,257	7,153,950
Other financial assets (*1), (*2)		23,116,960	43,323,340
Guarantee contracts		22,509,195	26,221,968
Loan commitments and other credit liabilities		218,980,794	220,317,053

	~~W~~	956,791,920	1,005,061,068

(*1)
The maximum exposure amounts for due from banks, loans, securities at amortized cost and other financial assets at amortized cost are the net carrying amount after deducting the allowance for credit losses.

(*2)	Other financial assets mainly comprise of accounts receivable, accrued income, deposits, domestic exchange settlement debit and suspense payments.
(*3)	Classified as similar credit risk group based on calculation of the BIS ratio under new Basel Capital Accord (Basel III).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

iii) The maximum exposure to credit risk of loans among financial instruments held as of December 31, 2024 and 2025, by type of collateral is as follows:

	2024
Classification	12-month expected credit losses		Lifetime expected credit losses		Total
			Non-impaired	Impaired
Guarantee	~~W~~	55,422,696	11,872,362	450,079	67,745,137
Deposits and Savings		2,508,238	401,970	4,971	2,915,179
Property and equipment		1,576,438	367,086	4,154	1,947,678
Real estate		170,210,822	26,682,978	528,200	197,422,000
Securities		1,846,531	155,761	—	2,002,292
Others		7,687	—	—	7,687

Total	~~W~~	231,572,412	39,480,157	987,404	272,039,973

	2025
Classification	12-month expected credit losses		Lifetime expected credit losses		Total
			Non-impaired	Impaired
Guarantee	~~W~~	60,850,725	9,781,605	411,985	71,044,315
Deposits and Savings		2,825,303	399,325	2,570	3,227,198
Property and equipment		1,603,758	518,626	4,068	2,126,452
Real estate		185,544,412	28,636,383	721,919	214,902,714
Securities		2,363,043	78,110	34,083	2,475,236
Others		12,414	2,000	—	14,414

Total	~~W~~	253,199,655	39,416,049	1,174,625	293,790,329

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

iv) Impairment information by credit risk of financial assets
Details of impaired financial assets due to credit risk as of December 31, 2024 and 2025 are as follows:

	2024
	12-month expected credit losses			Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,740,875	2,027,427	254,625	60,114	—	14,083,041	(24,990)	14,058,051	27,874
Retail		177,166,099	6,397,386	11,714,193	4,387,929	1,198,594	200,864,201	(1,054,625)	199,809,576	151,610,129
Government/Public sector/ Central bank		25,118,226	2,030,126	83,783	49	—	27,232,184	(3,876)	27,228,308	2,500
Corporations		117,893,181	55,345,067	20,324,015	25,633,821	1,880,868	221,076,952	(2,363,495)	218,713,457	117,575,757
Card receivable		21,631,071	2,974,287	1,170,078	2,436,456	642,991	28,854,883	(1,140,287)	27,714,596	18,881

		353,549,452	68,774,293	33,546,694	32,518,369	3,722,453	492,111,261	(4,587,273)	487,523,988	269,235,141

Securities at FVOCI (*)		83,218,889	8,736,563	10,034	50,724	—	92,016,210	—	92,016,210	—
Securities at amortized cost		31,103,200	2,219,343	—	3,644	—	33,326,187	(10,188)	33,315,999	—

	~~W~~	467,871,541	79,730,199	33,556,728	32,572,737	3,722,453	617,453,658	(4,597,461)	612,856,197	269,235,141

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	12-month expected credit losses			Lifetime expected credit losses			Total	Allowances	Net	Mitigation of credit risk due to collateral
	Grade 1		Grade 2	Grade 1	Grade 2	Impaired
Due from banks and loans at amortized cost:
Banks	~~W~~	11,039,981	1,445,815	183,147	121	—	12,669,064	(10,355)	12,658,709	171
Retail		188,215,501	6,674,522	9,227,654	3,991,054	1,252,699	209,361,430	(1,053,132)	208,308,298	162,423,106
Government/Public sector/ Central bank		23,669,547	2,468,610	290,730	11	—	26,428,898	(11,566)	26,417,332	2,597
Corporations		121,819,093	56,460,975	22,692,064	25,790,138	2,091,404	228,853,674	(2,299,549)	226,554,125	126,763,442
Card receivable		20,649,246	4,449,746	1,060,430	1,976,109	481,682	28,617,213	(922,170)	27,695,043	18,139

		365,393,368	71,499,668	33,454,025	31,757,433	3,825,785	505,930,279	(4,296,772)	501,633,507	289,207,455

Securities at FVOCI (*)		90,408,440	10,847,635	—	26,831	—	101,282,906	—	101,282,906	—
Securities at amortized cost		30,031,575	1,921,484	—	—	—	31,953,059	(8,691)	31,944,368	—

	~~W~~	485,833,383	84,268,787	33,454,025	31,784,264	3,825,785	639,166,244	(4,305,463)	634,860,781	289,207,455

(*)
Credit loss allowance recognized as other comprehensive income of securities at fair value through other comprehensive income amounted to
~~W~~
38,346 million and
~~W~~
60,301 million as of December 31, 2024 and 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

v) Credit risk exposures per credit grade of
off-balance
sheet items
The credit risk exposure for
off-balance
sheet items such as guarantees, loan commitments, and other credit-related liabilities as of December 31, 2024 and 2025 are as follows:

	2024
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit losses	~~W~~	19,212,434	2,786,804	—	21,999,238
Lifetime expected credit losses		361,440	127,153	—	488,593
Impaired		—	—	21,364	21,364

		19,573,874	2,913,957	21,364	22,509,195

Loan commitment and other credit line:
12-month expected credit losses		183,928,715	21,687,932	—	205,616,647
Lifetime expected credit losses		10,370,570	2,988,286	—	13,358,856
Impaired		—	—	5,291	5,291

		194,299,285	24,676,218	5,291	218,980,794

	~~W~~	213,873,159	27,590,175	26,655	241,489,989

	2025
	Grade 1		Grade 2	Impaired	Total
Guarantee contracts:
12-month expected credit losses	~~W~~	20,555,651	4,535,466	—	25,091,117
Lifetime expected credit losses		964,695	154,378	—	1,119,073
Impaired		—	—	11,778	11,778

		21,520,346	4,689,844	11,778	26,221,968

Loan commitment and other credit line:
12-month expected credit losses		185,899,148	22,774,387	—	208,673,535
Lifetime expected credit losses		8,896,231	2,642,174	—	11,538,405
Impaired		—	—	105,113	105,113

		194,795,379	25,416,561	105,113	220,317,053

	~~W~~	216,315,725	30,106,405	116,891	246,539,021

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

vi) Credit qualities are classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Individuals	Probability of default below 2.25% for each pool	Probability of default 2.25% or above for each pool
Government/Public agency/Central bank	OECD sovereign credit rating of 6 or above	OECD sovereign credit rating of below 6
Banks and Corporations (Including card receivables)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Card receivables (Individuals)	Behavior scoring system of 7 grade or above	Behavior scoring system of below 7 grade
vii) Credit risk exposures per credit quality of derivative assets
Credit risk exposures per credit quality of derivative assets as of December 31, 2024 and 2025 are as follows:

	2024		2025
Grade 1	~~W~~	9,578,458	6,797,321
Grade 2		700,799	356,629

	~~W~~	10,279,257	7,153,950

(*)	Credit quality of derivative assets is classified based on the internal credit ratings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

viii) Concentration by geographic location
An analysis of concentration by geographic location for financial instruments, net of allowance, as of December 31, 2024 and 2025 are as follows:

	2024
Classification (*)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	6,303,730	1,284,361	624,468	334,073	354,583	1,295,863	1,633,954	2,227,019	14,058,051
Retail		185,102,271	506,525	7,064	5,165,687	3,399	4,391,692	2,002,467	2,630,471	199,809,576
Government/Public sector/Central bank		21,716,534	1,018,284	—	1,914,100	197,042	334,366	360,451	1,687,531	27,228,308
Corporations		189,219,966	5,203,409	789,820	7,075,869	218,422	4,533,648	3,125,771	8,546,552	218,713,457
Card receivable		27,356,847	12,469	528	2,992	330	274,884	42,310	24,236	27,714,596

		429,699,348	8,025,048	1,421,880	14,492,721	773,776	10,830,453	7,164,953	15,115,809	487,523,988

Deposits and loans at FVTPL
Banks		99,159	35,450	—	—	—	—	—	—	134,609
Corporations		1,457,224	163,511	—	15,402	—	5,193	—	139,457	1,780,787

		1,556,383	198,961	—	15,402	—	5,193	—	139,457	1,915,396

Securities at FVTPL		61,955,771	3,321,700	377,462	135,194	2,564	—	7,144	1,334,286	67,134,121
Derivative assets		8,199,726	687,950	41,218	152,555	274,786	3,201	1,613	918,208	10,279,257
Securities at FVOCI		81,294,290	5,367,178	441,203	564,635	35,026	50,368	708,567	3,554,943	92,016,210
Securities at amortized cost		31,113,242	207,817	—	499,988	—	761,386	116,944	616,622	33,315,999

		613,818,760	17,808,654	2,281,763	15,860,495	1,086,152	11,650,601	7,999,221	21,679,325	692,184,971

Off-balance sheet items
Guarantees		20,517,889	579,426	250,938	44,186	9,663	199,535	511,891	395,667	22,509,195
Loan commitments and other liabilities related to credit		206,833,657	1,873,831	290,909	352,256	87,212	2,187,736	2,158,798	5,196,395	218,980,794

	~~W~~	227,351,546	2,453,257	541,847	396,442	96,875	2,387,271	2,670,689	5,592,062	241,489,989

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
Classification (*)	Korea		USA	UK	Japan	Germany	Vietnam	China	Other	Total
Due from banks and loans at amortized cost
Banks	~~W~~	4,934,110	1,409,928	479,051	278,851	363,081	933,820	1,078,467	3,181,401	12,658,709
Retail		192,492,848	595,218	8,021	5,464,414	3,807	5,054,569	1,817,292	2,872,129	208,308,298
Government/Public sector/Central bank		15,993,867	5,354,336	—	2,137,190	178,022	403,760	303,764	2,046,393	26,417,332
Corporations		193,530,841	5,498,636	1,300,654	8,202,921	206,108	4,729,918	3,476,094	9,608,953	226,554,125
Card receivable		27,359,956	13,936	477	3,273	339	237,884	50,429	28,749	27,695,043

		434,311,622	12,872,054	1,788,203	16,086,649	751,357	11,359,951	6,726,046	17,737,625	501,633,507

Deposits and loans at FVTPL
Banks		129,110	40,862	—	—	—	—	—	—	169,972
Corporations		1,135,383	83,254	—	14,424	—	4,133	—	48,950	1,286,144

		1,264,493	124,116	—	14,424	—	4,133	—	48,950	1,456,116

Securities at FVTPL		65,274,393	3,720,780	861,745	147,328	7,399	12,012	11,839	1,692,364	71,727,860
Derivative assets		5,776,528	480,953	17,518	153,496	112,892	6,618	7,791	598,154	7,153,950
Securities at FVOCI		87,212,394	7,104,105	788,292	771,151	116,116	42,978	779,447	4,468,423	101,282,906
Securities at amortized cost		30,100,982	206,599	—	432,067	—	465,350	96,367	643,003	31,944,368

		623,940,412	24,508,607	3,455,758	17,605,115	987,764	11,891,042	7,621,490	25,188,519	715,198,707

Off-balance sheet items
Guarantees		23,442,408	802,192	273,331	38,669	26,576	202,498	734,356	701,938	26,221,968
Loan commitments and other liabilities related to credit		210,218,685	1,546,770	270,460	572,774	126,187	2,387,567	1,064,500	4,130,110	220,317,053

	~~W~~	233,661,093	2,348,962	543,791	611,443	152,763	2,590,065	1,798,856	4,832,048	246,539,021

(*)	The amounts by geographic location are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

ix) Concentration by industry sector
An analysis of concentration by industry sector of financial instruments, net of allowance, as of December 31, 2024 and 2025 is as follows:

	2024
Classification (*)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	13,495,577	—	—	—	—	—	562,474	—	14,058,051
Retail		—	—	—	—	—	—	—	199,809,576	199,809,576
Government/Public sector/Central bank		27,042,097	—	—	—	—	—	186,211	—	27,228,308
Corporations		22,485,184	62,200,259	23,447,863	47,109,684	5,409,739	6,735,852	51,324,876	—	218,713,457
Card receivable		81,613	323,992	288,452	65,256	51,107	20,277	1,189,255	25,694,644	27,714,596

		63,104,471	62,524,251	23,736,315	47,174,940	5,460,846	6,756,129	53,262,816	225,504,220	487,523,988

Due from banks and loans at FVTPL
Banks		35,450	—	—	—	99,159	—	—	—	134,609
Corporations		859,295	391,667	301,658	149,652	10,000	—	68,515	—	1,780,787

		894,745	391,667	301,658	149,652	109,159	—	68,515	—	1,915,396

Securities at FVTPL		34,194,979	3,634,273	1,286,997	2,149,229	304,020	136,364	25,428,259	—	67,134,121
Derivative assets		8,305,868	1,263,951	26,101	39,698	6,003	1,616	634,051	1,969	10,279,257
Securities at FVOCI		35,854,914	2,636,678	712,936	1,790,042	1,056,603	12,160	49,952,877	—	92,016,210
Securities at amortized cost		9,761,249	19,984	—	539,416	260,379	—	22,734,971	—	33,315,999

		152,116,226	70,470,804	26,064,007	51,842,977	7,197,010	6,906,269	152,081,489	225,506,189	692,184,971

Off-balance sheet items
Guarantees		3,733,957	11,712,348	3,548,909	92,172	179,255	115,827	3,113,748	12,979	22,509,195
Loan commitments and other liabilities related to credit		18,218,204	34,199,306	10,324,128	4,325,044	2,408,759	531,832	20,644,317	128,329,204	218,980,794

	~~W~~	21,952,161	45,911,654	13,873,037	4,417,216	2,588,014	647,659	23,758,065	128,342,183	241,489,989

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
Classification (*)	Finance and insurance		Manufacturing	Retail and wholesale	Real estate and business	Construction service	Lodging and Restaurant	Other	Retail customers	Total
Due from banks and loans at amortized cost:
Banks	~~W~~	12,359,288	—	—	—	—	—	299,421	—	12,658,709
Retail		—	—	—	—	—	—	—	208,308,298	208,308,298
Government/Public sector/Central bank		26,140,603	—	—	—	—	—	276,729	—	26,417,332
Corporations		22,523,203	63,353,165	23,759,226	47,411,346	5,764,311	7,205,522	56,537,352	—	226,554,125
Card receivable		78,300	330,944	274,289	75,757	48,900	28,196	1,329,882	25,528,775	27,695,043

		61,101,394	63,684,109	24,033,515	47,487,103	5,813,211	7,233,718	58,443,384	233,837,073	501,633,507

Due from banks and loans at FVTPL
Banks		40,862	—	—	—	99,327	—	29,783	—	169,972
Corporations		575,478	399,668	3,004	156,286	—	—	151,708	—	1,286,144

		616,340	399,668	3,004	156,286	99,327	—	181,491	—	1,456,116

Securities at FVTPL		35,054,770	3,090,284	1,399,374	3,087,667	242,695	29,279	28,823,791	—	71,727,860
Derivative assets		6,068,491	829,304	13,573	19,948	2,272	329	219,516	517	7,153,950
Securities at FVOCI		45,699,181	2,242,382	465,133	1,733,913	749,831	22,340	50,370,126	—	101,282,906
Securities at amortized cost		7,108,253	9,985	—	843,938	280,851	—	23,701,341	—	31,944,368

		155,648,429	70,255,732	25,914,599	53,328,855	7,188,187	7,285,666	161,739,649	233,837,590	715,198,707

Off-balance sheet items
Guarantees		5,659,966	12,554,311	3,633,251	290,565	214,178	60,372	3,808,447	878	26,221,968
Loan commitments and other liabilities related to credit		18,227,705	31,211,151	10,863,979	6,914,971	2,269,120	444,003	20,103,475	130,282,649	220,317,053

	~~W~~	23,887,671	43,765,462	14,497,230	7,205,536	2,483,298	504,375	23,911,922	130,283,527	246,539,021

(*)	The amounts by industry sector are presented as the net carrying amount after deducting allowances for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

(c)	Market risk
i) Market risk management from trading positions

i-1)	Concept of Market risk
Market risk is defined as the risk of loss of trading account position of financial institutions due to changes on market price, such as interest rates, exchange rates and stock prices, etc. and is divided into general market risks and individual risks. A general market risk refers to a loss from price variability caused by events affecting the market as a whole, such as interest rates, exchange rates and stock prices; and an individual risk refers to a loss from price variability related to individual events of securities issuer, such as bonds and stocks. Structural foreign exchange positions refer to foreign exchange positions that, with the approval of the Governor of the Financial Supervisory Service, are excluded from the calculation of market risk regulatory capital, relating to amounts invested in foreign currencies such as capital contributions to overseas branches and Capital A
(Gap-gi-geum).

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
Trading positions refer to all transactions for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. Trading positions refer to securities, foreign exchange positions, and derivative financial instruments held for the purpose of obtaining short-term trading gains. As a method of measuring market risk, VaR (Value at Risk) is typical, and it is a statistical measurement of the potential maximum loss that can occur due to changes in market conditions. VaR calculates the standardized approach market risk using the Group Market Risk Measurement System, and Shinhan Bank calculates the standardized approach market risk using its own model market risk calculation system. The Group and Shinhan Bank exclude structural foreign exchange positions, approved by the Governor of the Financial Supervisory Service, from the calculation of market risk under the standardized approach. Shinhan Securities Co., Ltd. uses its own market risk calculation system to calculate historical simulation VaR and the Group market risk system to calculate standardized approach market risk.
Stress tests are conducted to supplement risk measurement by statistical methods and to manage losses that may arise from rapid changes in the economic environment.
Shinhan Bank measures the risk of trading account products by applying market risk standardized approach. The trading account calculates market risk if it is for holding purposes such as short-term resale, profit seeking through short-term price fluctuations, risk-free arbitrage, and risk hedging. The standardized approach is a risk calculation methodology proposed by the Basel Committee on Banking Supervision (BCBS) of the Bank for International Settlements (BIS). In Korea, the Basel III standards for market risk have been incorporated into the Detailed Regulations on Banking Supervision since 2023, and the Group complies with these regulations. Under the Basel III standardized approach, market risk is calculated by aggregating sensitivity risk, default risk, and residual risk. Sensitivity risk measures coverage of general interest rates, credit spreads, stocks, commodity, delta and vega of foreign exchange, and curvature. Delta

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

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
Shinhan Securities Co., Ltd. measures daily market risk by applying historical simulation VaR method of 99.9% confidence level-based VaR. It also measures market risk standardized approach to ensure consistent market risk management at the Group level. Historical simulation VaR method does not require assumption on a particular distribution since the method derives scenarios directly from historical market data, and measures non-linear
products, such as options, in details. In addition to the VaR limit, Shinhan Securities Co., Ltd. sets and manages issuance and transaction limit, and stop-loss limit for each department.
The Group’s market risk regulatory capital for trading positions under the Basel III revised standardized approach as of December 31, 2024 and 2025 is as follows:

	2024		2025
Sensitivity risk
GIRR (*1)	~~W~~	257,705	219,512
CSR-Non-Securitized (*2)		565,017	465,046
CSR-Securitized (Non-CTP)		91,048	56,804
CSR-Non-Securitized (CTP)		508	141
Stock		210,850	92,207
Foreign (*3)		389,673	435,255
Commodity		2,829	4,293

		1,517,630	1,273,258

Default risk
Non-Securitized		—	186,037
Securitized (Excluding CTP)		121,146	103,363
Securitized (CTP)		596	251

		121,742	289,651

Residual risk		9,547	8,508

	~~W~~	1,648,919	1,571,417

(*1)
GIRR (General Interest Rate Risk): General interest rate risk, a concept that measures the risk of loss due to changes in the risk-free interest rate. In general, if the maturity is long and the value changes fluctuates a lot due to interest rate changes, the risk value is calculated to be large.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

(*2)
CSR (Credit Spread Risk): Credit spread risk, a concept that measures the risk of value fluctuations as credit spreads fluctuate independently of the risk-free interest rate for products with inherent credit risk.

(*3)	Calculated by excluding structural foreign exchange positions approved by the Governor of the Financial Supervisory Service.
i-3)
Shinhan Bank
Shinhan Bank’s market risk regulatory capital for trading positions under the Basel III revised standardized approach as of December 31, 2024 and 2025 is as follows:

	2024		2025
Sensitivity risk
GIRR (*1)	~~W~~	116,501	126,382
CSR-Non-Securitized (*2)		129,603	148,185
CSR-Securitized (Non-CTP) (*3)		27,930	25,290
Stock		28,582	25,676
Foreign (*4)		368,999	454,808
Commodity		199	287

		671,814	780,628

Default risk
Non-Securitized		98,699	111,847
Securitized (Excluding CTP)		60,866	58,280

		159,565	170,127

Residual risk		2,984	4,576

	~~W~~	834,363	955,331

(*1)	GIRR: General Interest Rate Risk
(*2)	CSR: Credit Spread Risk
(*3)	CTP: Correlation Trading Portfolio
(*4)	Calculated by excluding structural foreign exchange positions approved by the Governor of the Financial Supervisory Service.
i-4)
Shinhan Card Co., Ltd.
Shinhan Card Co., Ltd.’s market risk regulatory capital for trading positions as of December 31, 2024 and 2025 under the standardized approach prescribed by the Financial Supervisory Service is as follows:

	2024		2025
Interest rate risk (*)	~~W~~	2,551	2,700

(*)	Foreign subsidiaries are excluded from the calculation.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

i-5)
Shinhan Securities Co., Ltd.
The VaR of Shinhan Securities Co., Ltd.’s trading positions as of December 31, 2024 and 2025 is as follows:

	2024		2025
Interest rate risk	~~W~~	15,662	14,058
Stock price risk		14,321	33,180
Foreign exchange risk		30,310	23,847
Option volatility risk		42,703	9,381
Portfolio diversification effect		(41,549)	(36,966)

	~~W~~	61,447	43,500

i-6)
Shinhan Life Insurance Co., Ltd.
The VaR of Shinhan Life Insurance Co., Ltd.’s trading positions as of December 31, 2024 and 2025 is as follows:

	2024		2025
Interest rate risk	~~W~~	683	145
Stock price risk		11,523	17,365
Foreign exchange risk		55,467	69,913
Option volatility risk		559	128

	~~W~~	68,232	87,551

(*)
The market risk exposure for performance dividend-type assets held is
~~W~~
4,956,743 million and
~~W~~
5,687,547 million as of December 31, 2024 and 2025
,
respectively, and the minimum guaranteed risk amount that could result in an impact on the Group calculated using the internal shock scenario method as of the end of the reporting period is
~~W~~
280,577 million and
~~W~~
264,326 million as of December 31, 2024 and 2025
,
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
ii-2)
Managements
The Group’s major financial subsidiaries manage interest rate risks independently by the risk management organization and the treasury department, and have internal regulations on interest rate risk management strategies, procedures, organization, measurement, and major assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

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
Each subsidiary’s interest rate risk measurement method varies depending on industry-specific regulations. However, interest rate VaR and interest rate EaR are measured using internal methodologies or IRRBB (Interest Rate Risk in the Banking Book). Interest rate risk limits are set based on interest rate VaR and monitored accordingly. In accordance with the amendments to the Detailed Enforcement Rules of the Financial Holding Companies Supervisory Regulations, the Group measures its interest rate risk using the standardized approach of IRRBB under Basel III, which measures interest rate risk more precisely than the existing BIS standard framework by segmenting interest rate maturities, reflecting customer behavior models, and diversifying interest rate shocks. The interest rate VaR scenario based IRRBB measures ① parallel up shock ② parallel down shock ③ steepener shock ④ flattener shock ⑤ short rate up shock ⑥ short rate down shock. By the parallel up shock and parallel down shock, the interest rate EaR scenario measures the scenario value with the largest loss as interest rate risk. Under the existing BIS standard framework, ± 200bp parallel shock scenario is applied to all currency. However, as the shock width is set differently by currency and period, interest rate risk is measured significantly by the IRRBB (e.g. (KRW) Parallel ± 225bp, Short Term ± 350bp, Long Term ± 225bp, (USD) Parallel ± 200bp, Short Term ± 300bp, Long Term ± 225bp). In the IRRBB method, the existing interest rate VaR and the interest rate EaR are expressed as Δ EVE (Economic Value of Equity) and Δ NII (Net Interest Income), respectively.
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
ii-3)
The details of interest rate VaR and EaR for major subsidiaries as of December 31, 2024 and 2025 are as follows:
① Shinhan Bank

	2024		2025
ΔEVE (*1)	~~W~~	1,508,514	1,399,226
ΔNII (*2)		406,207	255,874
② Shinhan Card Co., Ltd.

	2024		2025
ΔEVE (*1)	~~W~~	990,898	824,951
ΔNII (*2)		600,681	587,147

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

③ Shinhan Securities Co., Ltd.

	2024		2025
ΔEVE (*1)	~~W~~	252,625	202,411
ΔNII (*2)		418,741	280,082
④ Shinhan Life Insurance Co., Ltd.

	2024		2025
ΔEVE (*1)	~~W~~	3,848,473	2,847,851
ΔNII (*2)		44,525	30,124

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
December 31, 2024 and 2025

5.	Financial risk management (continued)

Foreign currency denominated assets and liabilities as of December 31, 2024 and 2025 are as follows:

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	USD		JPY	EUR	CNY	Other	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	14,268,193	3,024,755	193,635	615,220	5,969,361	24,071,164
Due from banks at FVTPL		40,862	—	—	—	—	40,862
Loans at FVTPL		108,450	—	9,635	—	4,133	122,218
Loan at amortized cost		25,860,570	14,457,433	2,117,346	4,891,534	16,981,548	64,308,431
Securities at FVTPL		8,324,763	137,035	1,012,815	2,750	1,251,785	10,729,148
Derivative assets		815,479	2,217	304,637	881	84,524	1,207,738
Securities at FVOCI		13,004,888	312,632	944,285	743,545	3,314,109	18,319,459
Securities at amortized cost		368,841	432,333	—	96,420	1,140,009	2,037,603
Other financial assets		9,806,303	2,707,262	1,785,518	201,174	1,736,885	16,237,142

	~~W~~	72,598,349	21,073,667	6,367,871	6,551,524	30,482,354	137,073,765

Liabilities:
Deposits	~~W~~	31,663,691	18,053,711	2,208,668	4,903,374	17,057,680	73,887,124
Financial liabilities at FVTPL		—	—	—	—	1,522,071	1,522,071
Derivative liabilities		641,622	5,000	145,204	1,077	74,334	867,237
Borrowings		11,990,792	1,253,386	459,326	6,388	2,240,724	15,950,616
Debt securities issued		13,715,798	426,698	1,985,414	—	1,983,450	18,111,360
Financial liabilities designated at FVTPL		790,960	—	—	—	—	790,960
Other financial liabilities		11,593,718	861,743	911,334	786,180	1,805,791	15,958,766

	~~W~~	70,396,581	20,600,538	5,709,946	5,697,019	24,684,050	127,088,134

Net domestic and foreign currency exposure	~~W~~	2,201,768	473,129	657,925	854,505	5,798,304	9,985,631
Off-balance derivative exposure		2,736,104	425,121	275,984	(1,783)	(2,754,376)	681,050

Net foreign currency exposure	~~W~~	4,937,872	898,250	933,909	852,722	3,043,928	10,666,681

(d)	Liquidity risk
Liquidity risk refers to the risk of unexpected losses (such as the disposal of assets at abnormal prices, high interest-rate financing, etc.) or insolvency due to inconsistency in funding periods between assets and liabilities or a sudden outflow of funds.
Each subsidiary seeks to minimize liquidity risk through early detection of risk factors related to the sourcing and managing of funding that may cause volatility in liquidity by ensuring that it maintains an appropriate level of liquidity through systematic management. At the Group level, the Group manages liquidity risk by conducting monthly stress tests that compare liquidity requirements under normal situations against those under three types of stress situations, namely, the inherent crisis, crisis in the external market and a combination of internal and external crisis. Therefore, the Group is monitoring for any anomalies in terms of liquidity in preparation for potential crisis situations during normal times.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

In particular, after the bankruptcy of Silicon Valley Bank, the Group has been strengthening its capability to respond to liquidity crises by conducting crisis situation analysis applying bank run scenarios to the banks and savings bank subsidiaries. The Group has established and reviewed emergency funding plans, accordingly.
In addition, in order to
pre-emptively
and comprehensively manage liquidity risk, the Group measures and monitors liquidity risk management using various indices, including the ‘limit management index’, ‘early warning index’ and ‘monitoring index’.
Shinhan Bank applies the following basic principles for liquidity risk management:

•	Raise funding in sufficient amounts, at the optimal time at reasonable costs;

•	Maintain risk at appropriate levels and pre-emptively manage them through a prescribed risk limit system and an early warning signal detection system;

•	Secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;

•	Monitor and manage daily and intra-daily liquidity positions and risk exposures for timely payment and settlement of financial obligations due under both normal and crisis situations;

•	Conduct periodic contingency analysis to prepare for any potential liquidity crisis and establish and implement emergency plans in the event of a crisis; and

•
Consider liquidity-related costs, benefits and risks in determining the pricing of the Group’s products and services, employee performance evaluations and approval of launching of new products and services.

Shinhan Card Co., Ltd. sets and operates a level that can withstand a
3-month
credit crunch for
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
December 31, 2024 and 2025

5.	Financial risk management (continued)

The details of the composition of
non-derivative
financial instruments and derivative financial instruments by remaining period as of December 31, 2024 and 2025 are as follows:

	2024 (*1)
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	36,069,005	678,029	293,900	290,070	295,757	3,107,597	40,734,358
Due from banks at FVTPL		—	—	—	—	—	35,450	35,450
Loans at FVTPL		275,263	531,544	136,762	95	660,244	276,599	1,880,507
Loans at amortized cost		37,868,875	54,775,441	69,211,593	99,131,674	145,027,757	123,300,327	529,315,667
Securities at FVTPL		41,515,377	1,066,771	473,077	894,621	8,851,339	20,043,058	72,844,243
Securities at FVOCI		45,714,502	997,618	825,089	2,680,515	10,809,850	32,861,952	93,889,526
Securities at amortized cost		878,077	3,117,274	3,152,468	3,236,438	20,604,654	5,540,522	36,529,433
Other financial assets		18,550,324	58,298	59,159	631,667	599,959	1,975,249	21,874,656

	~~W~~	180,871,423	61,224,975	74,152,048	106,865,080	186,849,560	187,140,754	797,103,840

Liabilities:
Deposits (*2)	~~W~~	217,170,450	49,309,656	56,540,309	77,227,315	30,221,968	1,261,816	431,731,514
Financial liabilities at FVTPL		954,899	—	—	—	—	—	954,899
Borrowings		12,862,532	4,757,090	6,901,957	9,990,468	11,464,431	4,896,426	50,872,904
Debt securities issued		4,859,511	8,927,081	9,122,810	17,273,392	56,429,636	4,046,575	100,659,005
Financial liabilities designated at FVTPL		439,367	861,277	991,871	1,963,789	2,473,275	1,513,662	8,243,241
Investment contract liabilities		106,106	105,788	248,954	375,300	328,874	—	1,165,022
Other financial liabilities		32,314,670	174,388	257,115	587,834	1,351,145	140,254	34,825,406

	~~W~~	268,707,535	64,135,280	74,063,016	107,418,098	102,269,329	11,858,733	628,451,991

Off-balance sheet items (*3):
Guarantee contracts	~~W~~	22,509,195	—	—	—	—	—	22,509,195
Other liabilities related to loan commitments		218,980,794	—	—	—	—	—	218,980,794

	~~W~~	241,489,989	—	—	—	—	—	241,489,989

Derivatives	~~W~~	453,751	(12,670)	(68,634)	6,511	(1,847,862)	(165,170)	(1,634,074)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025 (*1)
	Less than 1 month		1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years	Total
Non-derivative financial instruments:
Assets:
Cash and due from banks at amortized cost	~~W~~	37,051,022	746,364	68,711	19,990	264,095	1,842,716	39,992,898
Due from banks at FVTPL		—	—	—	—	—	40,862	40,862
Loans at FVTPL		84,231	419,312	83	81,094	708,906	126,359	1,419,985
Loans at amortized cost		37,915,506	55,304,875	66,984,277	103,607,758	149,981,848	135,798,359	549,592,623
Securities at FVTPL		51,192,910	1,363,382	748,568	1,297,385	8,919,975	13,075,043	76,597,263
Securities at FVOCI		54,888,016	1,564,045	551,147	1,592,027	13,096,314	31,737,573	103,429,122
Securities at amortized cost		660,221	3,086,876	1,288,192	2,902,604	21,330,649	5,785,213	35,053,755
Other financial assets		38,973,471	96,390	68,338	355,372	510,306	2,044,911	42,048,788

	~~W~~	220,765,377	62,581,244	69,709,316	109,856,230	194,812,093	190,451,036	848,175,296

Liabilities:
Deposits (*2)	~~W~~	231,520,722	54,103,105	54,526,232	84,041,299	30,677,571	2,274,736	457,143,665
Financial liabilities at FVTPL		2,212,215	—	—	—	—	100,272	2,312,487
Borrowings		16,797,623	6,963,957	6,221,726	8,478,193	11,924,157	6,074,035	56,459,691
Debt securities issued		6,230,564	8,486,174	9,202,855	15,052,890	56,411,740	3,889,537	99,273,760
Financial liabilities designated at FVTPL		399,298	977,019	854,498	1,180,049	1,423,212	1,586,327	6,420,403
Investment contract liabilities		189,704	10,554	91,041	159,182	1,085,912	—	1,536,393
Other financial liabilities		51,214,836	162,838	74,360	602,583	1,318,935	225,282	53,598,834

	~~W~~	308,564,962	70,703,647	70,970,712	109,514,196	102,841,527	14,150,189	676,745,233

Off-balance sheet items (*3):
Guarantee contracts	~~W~~	26,221,968	—	—	—	—	—	26,221,968
Other liabilities related to loan commitments		220,317,053	—	—	—	—	—	220,317,053

	~~W~~	246,539,021	—	—	—	—	—	246,539,021

Derivatives	~~W~~	771,588	(810,792)	(29,804)	(93,500)	(2,117,259)	(76,279)	(2,356,046)

(*1)	These amounts include cash flows of principal and interest on financial assets and financial liabilities.
(*2)	Demand deposits amounting to ~~W~~ 160,031,760 million and ~~W~~ 172,840,771 million as of December 31, 2024 and 2025 are included in the ‘Less than 1 month’ category, respectively.
(*3)
Although guarantees, loan agreements, and other credit commitments provided by the Group have contractual maturities, they are classified into the earliest time bucket, as the Group is required to make payments immediately upon request by the counterparty.

(e)	Measurement of fair value
The fair values of financial instruments being traded in an active market are determined by the published market prices of each period end. The published market prices of financial instruments being held by the Group are based on the trading agencies’ notifications.
If the market for a financial instrument is not active, such as OTC (Over-The-Counter market) derivatives, fair value is determined either by using a valuation technique or independent third-party valuation service. The Group uses its judgment to select a variety of methods and make rational assumptions that are mainly based on market conditions existing at the end of each reporting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

The fair value of financial instruments is determined by using valuation techniques; a method of using recent transactions between independent parties with reasonable judgment and willingness to trade, a method of referring to the current fair value of other financial instruments that are substantially identical, discounted cash flow model and option pricing models. For example, the fair value of an interest rate swap is calculated as the present value of the expected future cash flows, and the fair value of foreign exchange forwarding contract is calculated by applying the public forward exchange rate at the end of the reporting period.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

i) Financial instruments measured at fair value

i-1)	The fair value hierarchy of financial instruments presented at their fair values in the statements of financial position as of December 31, 2024 and 2025 are as follows:

	2024
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks at FVTPL	~~W~~	—	35,450	—	35,450
Loans at FVTPL (*1)		—	745,412	1,134,534	1,879,946
Securities at FVTPL:
Debt securities and other securities (*2)		11,870,768	39,052,189	16,082,867	67,005,824
Equity securities		1,618,125	64,277	1,414,926	3,097,328
Gold/silver deposits		128,297	—	—	128,297

		13,617,190	39,116,466	17,497,793	70,231,449

Derivative assets:
Trading		85,439	8,772,280	719,177	9,576,896
Hedging		—	702,361	—	702,361

		85,439	9,474,641	719,177	10,279,257

Securities at FVOCI:
Debt securities		35,984,894	56,031,316	—	92,016,210
Equity securities		866,968	—	922,191	1,789,159

		36,851,862	56,031,316	922,191	93,805,369

	~~W~~	50,554,491	105,403,285	20,273,695	176,231,471

Financial liabilities:
Financial liabilities at FVTPL:
Securities sold (*2)	~~W~~	357,841	—	—	357,841
Gold/silver deposits		597,058	—	—	597,058

		954,899	—	—	954,899

Financial liabilities designated at FVTPL:
Derivatives-combined securities (*2)		—	819,919	7,139,257	7,959,176
Debt securities issued		—	261,299	—	261,299

		—	1,081,218	7,139,257	8,220,475

Derivative liabilities:
Trading		22,721	8,476,885	536,855	9,036,461
Hedging		—	814,374	207,697	1,022,071

		22,721	9,291,259	744,552	10,058,532

	~~W~~	977,620	10,372,477	7,883,809	19,233,906

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
40.8 billion. As of December 31, 2024, in this regard, international disputes are under

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

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
are
recognized
~~W~~
86,279 million in financial assets measured at fair value through profit or loss,
~~W~~
7,146,909 million in financial liabilities designated at fair value through profit or loss,
~~W~~
718,788 million in derivative assets, and
~~W~~
535,162 million in derivative liabilities. The fair value of over-the-counter
derivatives classified as level 3 above is measured using Shinhan Securities Co., Ltd.’s internal valuation model
.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	Level 1		Level 2	Level 3 (*3)	Total
Financial assets:
Due from banks at FVTPL	~~W~~	—	40,862	—	40,862
Loans at FVTPL (*1)		—	506,781	908,473	1,415,254
Securities at FVTPL:
Debt securities and other securities (*2)		12,198,754	41,464,110	17,441,328	71,104,192
Equity securities		2,900,162	461,978	1,507,261	4,869,401
Gold/silver deposits		623,668	—	—	623,668

		15,722,584	41,926,088	18,948,589	76,597,261

Derivative assets:
Trading		63,896	5,876,734	596,229	6,536,859
Hedging		—	617,091	—	617,091

		63,896	6,493,825	596,229	7,153,950

Securities at FVOCI:
Debt securities		37,077,188	64,196,579	9,139	101,282,906
Equity securities		998,372	—	935,672	1,934,044

		38,075,560	64,196,579	944,811	103,216,950

	~~W~~	53,862,040	113,164,135	21,398,102	188,424,277

Financial liabilities:
Financial liabilities at FVTPL:
Securities sold (*2)	~~W~~	790,416	—	—	790,416
Gold/silver deposits		1,522,071	—	—	1,522,071

		2,312,487	—	—	2,312,487

Financial liabilities designated at FVTPL:
Derivatives-combined securities (*2)		—	255,532	5,834,683	6,090,215
Debt securities issued		—	287,849	—	287,849

		—	543,381	5,834,683	6,378,064

Derivative liabilities:
Trading		38,222	5,540,526	293,655	5,872,403
Hedging		—	994,626	153,817	1,148,443

		38,222	6,535,152	447,472	7,020,846

	~~W~~	2,350,709	7,078,533	6,282,155	15,711,397

(*1)
Of the Financial assets at FVTPL invested by the Group,
P-note’s
valuation of amount related to Lime Asset Management is
~~W~~
27.0 billion. As of December 31, 2025, in this regard, international disputes are under way, the Group has estimated its fair value based on financial information within the recent audit report of underlying assets since it doesn’t have fair market value observable through active trading markets.

(*2)
Financial instruments (Beneficiary certificates:
~~W~~
181.8 billion and derivatives-combined securities:
~~W~~
 181.8 billion) related to GEN2 Partners asset management were delayed in repurchase for the year ended

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

December 31, 2020. The Group estimated fair value using the net asset value based on the most recent data available for the repurchase suspension fund. Since then, it has an uncertainty in measuring fair value due to market conditions.
(*3)
Using its internal valuation model, Shinhan Securities Co., Ltd.’s level 3 over-the-counter
derivatives
are
recognized
~~W~~
47,665 million in financial assets measured at fair value through profit or loss,
~~W~~
 5,834,683 million in financial liabilities designated at fair value through profit or loss,
~~W~~
 146,924 million in derivative assets, and
~~W~~
284,145 million in derivative liabilities.

i-2)
Classification of financial instruments as fair value level 3
The Group uses the value from evaluators who are qualified and external independent to determine the fair value for Group’s assets at the end of each reporting period. Changes in carrying amounts of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Financial asset at FVTPL		Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	17,327,888	949,183	(6,725,252)	632,213	(783,587)	—	(224,195)
Recognized in total comprehensive income for the year:
Recognized in profit or loss for the period (*1)		355,895	—	(74,680)	64,091	(307,946)	—	16,498
Recognized in other comprehensive income (loss) for the year		3,287	(77,241)	(8,614)	—	—	—	—

		359,182	(77,241)	(83,294)	64,091	(307,946)	—	16,498

Purchase		7,120,860	55,431	—	1,318,715	(11,529)	—	—
Issue		—	—	(7,993,276)	—	—	—	—
Settlement		(5,798,938)	(5,153)	7,662,565	(1,299,773)	566,207	—	—
Transfer to level 3 (*2)		17,407	—	—	3,931	—	—	—
Transfer out of level 3 (*2)		(394,072)	(29)	—	—	—	—	—

Ending balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	—	(207,697)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	Financial asset at FVTPL		Securities at FVOCI	Financial liabilities designated at FVTPL	Held for trading		Held for hedging
					Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Beginning balance	~~W~~	18,632,327	922,191	(7,139,257)	719,177	(536,855)	—	(207,697)
Recognized in total comprehensive income for the year:
Recognized in profit or loss for the period (*1)		8,721	—	(225,030)	95,523	155,722	—	36,007
Recognized in other comprehensive income (loss) for the year		(531)	69,448	(4,165)	—	—	—	—

		8,190	69,448	(229,195)	95,523	155,722	—	36,007

Purchase		5,875,977	6,324	—	87,869	(30,005)	—	(13,580)
Issue		—	—	(6,407,756)	—	—	—	—
Settlement		(4,667,721)	(62,292)	7,941,525	(306,359)	117,483	—	31,453
Transfer to level 3 (*2)		65,173	9,140	—	23	—	—	—
Transfer out of level 3 (*2)		(56,884)	—	—	(4)	—	—	—

Ending balance	~~W~~	19,857,062	944,811	(5,834,683)	596,229	(293,655)	—	(153,817)

(*1)
Recognized profit or loss of the changes in carrying amount of financial instruments classified as Level 3 for the years ended December 31, 2024 and 2025 are included in the accounts of the consolidated statements of comprehensive income, of which the amounts and the related accounts are as follows:

	2024
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at FVTPL	~~W~~	112,040	443,935
Net gain (loss) on financial liabilities designated at FVTPL		(74,680)	102,961
Net other operating income		16,498	16,497

	~~W~~	53,858	563,393

	2025
	Amounts recognized in profit or loss		Recognized profit or loss from the financial instruments held as of December 31
Net gain on financial assets at FVTPL	~~W~~	259,966	250,113
Net gain (loss) on financial liabilities designated at FVTPL		(225,030)	2,884
Net other operating income		36,007	36,007

	~~W~~	70,943	289,004

(*2)
Transfers between levels result from changes in the availability of observable market data for the financial instruments. The Group recognizes such transfers at the end of the reporting period in which the change occurs.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

i-3)
Valuation techniques and significant inputs not observable in markets

①	Valuation techniques and inputs used in measuring the fair value of financial instruments classified as level 2 as of December 31, 2024 and 2025 are as follows:

	2024
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	39,833,051	Discount rate, interest rate, stock price, etc.
Equity securities	NAV		64,277	Price of underlying assets such as stocks, bonds, etc.

			39,897,328

Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		8,772,280	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			702,361

			9,474,641

Securities at FVOCI
Debt securities	DCF, Option model (*)		56,031,316	Interest rate, discount rate, etc.

		~~W~~	105,403,285

Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV	~~W~~	819,919	Underlying asset price
Debt securities issued			261,299	Discount rate, volatility

			1,081,218

Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		8,476,885	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			814,374

			9,291,259

		~~W~~	10,372,477

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
Type of financial instrument	Valuation technique	Carrying value		Significant inputs
Assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*)	~~W~~	42,011,753	Discount rate, interest rate, stock price, etc.
Equity securities	NAV, Option model (*)		461,978	Price of underlying assets such as stocks, bonds, etc., dividend yield

			42,473,731

Derivative assets
Trading	Option model (*), Implied forward interest rate, DCF		5,876,734	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
Hedging			617,091

			6,493,825

Securities at FVOCI
Debt securities	DCF, Option model (*)		64,196,579	Interest rate, discount rate, etc.

		~~W~~	113,164,135

Liabilities
Financial liabilities designated at FVTPL
Derivative-linked securities sold	Option model (*), NAV	~~W~~	255,532	Underlying asset price
Debt securities issued			287,849	Discount rate, volatility

			543,381

Derivative liabilities
Trading	Option model (*), Forward interest rate, DCF		5,540,526	Discount rate, foreign exchange rate, volatility, stock price and commodity index, etc.
Hedging			994,626

			6,535,152

		~~W~~	7,078,533

(*)	Option models applied to measure fair value include the Black-Scholes model, Hull-White model and methods such as Monte Carlo simulation are applied to some products depending on the product type.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

②	Valuation techniques and significant inputs, but not observable, used in measuring the fair value of financial instruments classified as level 3 as of December 31, 2024 and 2025 are as follows:

	2024
Type of financial instrument	Valuation technique	Carrying Value (*2)		Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities, loans	DCF, NAV, Option model (*1), Income approach	~~W~~	17,217,401	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, Liquidation Value	0.56~81.72% 2.74~11.07% 4.74~82.57% 0.00% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,414,926	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility	25.58~53.67% 3.60~15.44% 0.00% 0.46~0.73%

			18,632,327

Derivative assets
Equity and foreign exchange related	Option model (*1)		125,445	The volatility of the underlying asset, Correlations	10.35~41.28% 41.60~73.24%
Interest rates related			85,141	The volatility of the underlying asset, Correlations	0.46~0.66% -38.28~69.59%
Credit and commodity related			508,591	The volatility of the underlying asset, Correlations, Hazard Rate	30.92~31.36% 99.88~99.96% 0.16~8.90%

			719,177

Securities at FVOCI
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis		922,191	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility	22.95% 4.75~14.03% -1.00~1.00% 0.41~67.91%

		~~W~~	20,273,695

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2024
Type of financial instrument	Valuation technique	Carrying Value (*2)		Significant unobservable inputs	Range
Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	7,139,257	The volatility of the underlying asset, Correlations	0.46~57.68% -46.56~83.10%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		181,858	The volatility of the underlying asset, Correlations	7.86~57.68% -46.56~83.10%
Interest rates related			428,049	The volatility of the underlying asset, Regression coefficient, Correlations	0.46~1.09% 0.00~2.32% -38.28~90.34%
Credit and commodity related			134,645	The volatility of the underlying asset, Correlations, Hazard Rate	6.98% 0.00% 0.29~6.05%

			744,552

		~~W~~	7,883,809

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
Type of financial instrument	Valuation technique	Carrying Value (*2)		Significant unobservable inputs	Range
Financial assets
Financial assets at FVTPL
Debt securities	DCF, NAV, Option model (*1), Income approach	~~W~~	18,349,801	The volatility of the underlying asset, Discount rate, Correlations, Growth rate, Interest rate volatility, Liquidation Value	0.50~67.94% 4.04~17.95% 31.11~69.16% 0.00% 0.46~0.70% 0.00%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Transaction case price, Dividend discount model (DDM), Cost method		1,507,261	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	0.00~68.67% 3.14~45.20% 0.00% 0.46~0.70% 0.00%

			19,857,062

Derivative assets
Equity and foreign exchange related	Option model (*1)		25,130	The volatility of the underlying asset, Correlations	10.63~61.54% 30.33~82.07%
Interest rates related			71,254	The volatility of the underlying asset, Correlations	0.48~1.51% -70.00~61.85%
Credit and commodity related			499,845	The volatility of the underlying asset, Correlations, Hazard Rate	30.76~31.08% 99.63% 0.08~9.29%

			596,229

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
Type of financial instrument	Valuation technique	Carrying Value (*2)		Significant unobservable inputs	Range
Financial assets
Securities at FVOCI
Debt securities	Option model (*1)	~~W~~	9,139	Discount rate, Interest rate volatility	6.23% 7.92%
Equity securities	DCF, NAV, Option model (*1), Comparable company analysis, Cost method		935,672	The volatility of the underlying asset, Discount rate, Growth rate, Interest rate volatility, Liquidation Value	23.87% 4.23~16.33% 0.00% 0.46~0.70% 0.00%

			944,811

		~~W~~	21,398,102

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Equity related	Option model (*1)	~~W~~	5,834,683	The volatility of the underlying asset, Correlations	0.48~61.54% -70.00~82.07%
Derivative liabilities
Equity and foreign exchange related	Option model (*1)		21,150	The volatility of the underlying asset, Correlations	8.20~61.54% 0.23~82.07%
Interest rates related			335,811	The volatility of the underlying asset, Regression coefficient, Correlations	0.48~1.51% 0.01~0.98% -70.00~90.34%
Credit and commodity related			90,511	The volatility of the underlying asset, Correlations, Hazard Rate	0.65~1.51% -70.00~61.85% 0.21~9.22%

			447,472

			~~W~~ 6,282,155

(*1)	The option models used by the Group for valuation purposes include the Black-Scholes model, the Hull-White model, and Monte Carlo simulation, among others.
(*2)	Valuation techniques and input variables are not disclosed for items whose carrying amounts are considered to approximate fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

i-4)	Sensitivity for changing in unobservable inputs
For level 3 fair value measurement, the effects of changes in one or more of the unobservable inputs on profit or loss, or other comprehensive income as of December 31, 2024 and 2025 are as follows:

	2024
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	38,489	(33,351)
Derivative assets		14,813	(14,777)
Securities at FVOCI (*2)		74,482	(49,291)

	~~W~~	127,784	(97,419)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	19,782	(20,339)
Derivative liabilities		25,420	(21,955)

	~~W~~	45,202	(42,294)

	2025
	Favorable changes		Unfavorable changes
Financial assets:
Effects on profit or loss for the period (*1), (*2):
Financial assets at FVTPL	~~W~~	35,062	(34,827)
Derivative assets		15,446	(14,723)
Securities at FVOCI (*2)		60,531	(42,863)

	~~W~~	111,039	(92,413)

Financial liabilities:
Effects on profit or loss for the period (*1):
Financial liabilities designated at FVTPL	~~W~~	14,685	(14,764)
Derivative liabilities		6,889	(7,538)

	~~W~~	21,574	(22,302)

(*1)	Fair value changes are calculated by increasing or decreasing the volatility of the underlying asset (-10~10%p) or correlations (-10~10%p), a significant unobservable input.
(*2)	Fair value changes are calculated by increasing or decreasing the growth rate and discount rate, which are a significant unobservable input, from -1% p to 1%p.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)
ii) Financial instruments at amortized cost

ii-1)	The method of calculating the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value

Cash and due from banks	The carrying amount and the fair value for cash are identical and most of deposits are floating interest rate deposits or overnight deposits of a short-term instrument. For this reason, the book value is used as a proxy for fair value.

Loans	The fair value of the loans is measured by discounting the expected cash flow using a discount rate that reflects the market interest rate and the credit risk of the borrower.

Securities	An external professional evaluation agency is used to calculate the valuation amount using the market information. The agency calculates the fair value based on active market prices, and DCF model is used to calculate the fair value if there is no quoted price.

Deposits and borrowings	The carrying amount and the fair value for demand deposits, cash management account deposits, call money as short-term instrument are identical. The remaining liabilities and borrowings were calculated as fair value by discounting contractual cash flows at the market interest rate that reflects the residual risk.

Debt securities issued	Where available, the fair value of deposits and borrowings is based on the published price quotations in an active market. In case there is no data for an active market price, it is measured by discounting the contractual cash flow at the market interest rate that reflects the residual risk.

Investment contract liabilities	The carrying amount of accumulated pension benefits of retirement pension contract holders, as defined under the Insurance Business Act and the Regulations on Supervision of Insurance Business, is used as a proxy for fair value as reliable estimates of expected future cash flows are not available.

Other financial assets and other financial liabilities	The carrying amount is measured at fair value for short-term and suspense accounts, such as spot exchange, inter-bank fund transfer, and domestic exchange of payments, and for the remaining financial instruments, the present value is calculated by discounting the contractual cash flows at the market interest rate that reflects the residual risk.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

ii-2)	The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2024 and 2025 are as follows:

	2024			2025
	Carrying amount		Fair value	Carrying amount	Fair value
Assets:
Deposits at amortized cost (*)	~~W~~	38,228,750	38,159,135	36,859,627	36,793,298
Loans at amortized cost		449,295,238	452,724,752	464,773,880	466,291,620
Securities at amortized cost:
Government bonds		21,808,057	21,625,666	22,779,176	22,300,505
Financial institution bonds		3,787,661	3,828,599	1,837,790	1,851,292
Corporation bonds		7,720,281	7,694,086	7,327,402	7,239,123

		33,315,999	33,148,351	31,944,368	31,390,920

Other financial assets		23,116,960	23,469,322	43,323,340	43,674,984

	~~W~~	543,956,947	547,501,560	576,901,215	578,150,822

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	160,031,759	160,031,759	172,840,773	172,840,773
Time deposits		236,527,490	236,878,216	238,328,250	238,238,605
Certificate of deposit		10,409,701	10,481,318	17,001,339	16,970,158
Issued bill deposit		7,624,787	7,624,245	8,921,064	8,920,096
CMA deposits		4,451,561	4,451,561	4,889,093	4,889,093
Others		3,735,747	3,735,726	5,668,452	5,668,466

		422,781,045	423,202,825	447,648,971	447,527,191

Borrowing debts:
Call-money		1,197,823	1,197,823	1,437,100	1,437,100
Bills sold		8,872	8,831	11,887	11,846
Bonds sold under repurchase agreements		11,542,956	11,542,956	14,988,698	14,988,698
Borrowings		37,170,722	37,236,104	38,957,149	38,924,550

		49,920,373	49,985,714	55,394,834	55,362,194

Debt securities issued:
Borrowings in Korean won		75,106,885	75,610,971	74,937,216	74,697,509
Borrowings in foreign currency		18,658,969	18,759,433	18,054,206	18,273,309

		93,765,854	94,370,404	92,991,422	92,970,818

Investment contract liabilities		1,165,022	1,165,022	1,536,393	1,536,393
Other financial liabilities		39,472,400	39,429,575	57,890,911	57,832,606

	~~W~~	607,104,694	608,153,540	655,462,531	655,229,202

(*)	Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

ii-3)
The fair value hierarchy of financial assets and liabilities which are not measured at their fair values in the statements of financial position but disclosed with their fair value as of December 31, 2024 and 2025 are as follows:

	2024
	Level 1		Level 2	Level 3	Total
Deposits at amortized cost (*)	~~W~~	537,760	37,621,375	—	38,159,135
Loans at amortized cost		—	965,455	451,759,297	452,724,752
Securities at amortized cost:
Government bonds		11,292,066	10,333,600	—	21,625,666
Financial institution bonds		331,421	3,497,178	—	3,828,599
Corporation bonds		—	7,694,086	—	7,694,086

		11,623,487	21,524,864	—	33,148,351

Other financial assets		—	13,474,763	9,994,559	23,469,322

	~~W~~	12,161,247	73,586,457	461,753,856	547,501,560

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	160,031,759	—	160,031,759
Time deposits		—	—	236,878,216	236,878,216
Certificate of deposit		—	—	10,481,318	10,481,318
Issued bill deposit		—	—	7,624,245	7,624,245
CMA deposits		—	4,451,561	—	4,451,561
Other		—	3,694,921	40,805	3,735,726

		—	168,178,241	255,024,584	423,202,825

Borrowing debts:
Call-money		—	1,197,823	—	1,197,823
Bills sold		—	—	8,831	8,831
Bonds sold under repurchase agreements		—	—	11,542,956	11,542,956
Borrowings		—	19,922	37,216,182	37,236,104

		—	1,217,745	48,767,969	49,985,714

Debt securities issued:
Borrowings in won		—	43,460,315	32,150,656	75,610,971
Borrowings in foreign currency		—	12,899,498	5,859,935	18,759,433

		—	56,359,813	38,010,591	94,370,404

Investment contract liabilities		—	—	1,165,022	1,165,022
Other financial liabilities		—	10,428,026	29,001,549	39,429,575

	~~W~~	—	236,183,825	371,969,715	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	Level 1		Level 2	Level 3	Total
Deposits at amortized cost (*)	~~W~~	269,329	36,523,969	—	36,793,298
Loans at amortized cost		—	700,039	465,591,581	466,291,620
Securities at amortized cost:
Government bonds		10,815,330	11,485,175	—	22,300,505
Financial institution bonds		80,367	1,770,925	—	1,851,292
Corporation bonds		—	7,239,123	—	7,239,123

		10,895,697	20,495,223	—	31,390,920

Other financial assets		—	29,465,771	14,209,213	43,674,984

	~~W~~	11,165,026	87,185,002	479,800,794	578,150,822

Liabilities:
Deposit liabilities:
Demand deposits	~~W~~	—	172,840,773	—	172,840,773
Time deposits		—	—	238,238,605	238,238,605
Certificate of deposit		—	—	16,970,158	16,970,158
Issued bill deposit		—	—	8,920,096	8,920,096
CMA deposits		—	4,889,093	—	4,889,093
Other		—	5,625,593	42,873	5,668,466

		—	183,355,459	264,171,732	447,527,191

Borrowing debts:
Call-money		—	1,437,100	—	1,437,100
Bills sold		—	—	11,846	11,846
Bonds sold under repurchase agreements		—	—	14,988,698	14,988,698
Borrowings		—	108,795	38,815,755	38,924,550

		—	1,545,895	53,816,299	55,362,194

Debt securities issued:
Borrowings in won		—	40,127,224	34,570,285	74,697,509
Borrowings in foreign currency		—	12,618,554	5,654,755	18,273,309

		—	52,745,778	40,225,040	92,970,818

Investment contract liabilities		—	—	1,536,393	1,536,393
Other financial liabilities		—	22,535,595	35,297,011	57,832,606

	~~W~~	—	260,182,727	395,046,475	655,229,202

(*)	Cash is not included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

ii-4)
Valuation techniques and inputs used in the fair value measurements categorized within Level 2 and Level 3 for fair value disclosures, which are not recognized at fair value, as of December 31, 2024 and 2025, are as follows:

	2024
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks at amortized cost	~~W~~	37,621,375	DCF	Discount rate
Loans at amortized cost		965,455	DCF	Discount rate, Credit spread, Prepayment rate
Securities at amortized cost		21,524,864	DCF	Discount rate
Other financial assets		13,474,763	DCF	Discount rate
Financial instruments classified as level 3:
Assets
Loans at amortized cost		451,759,297	DCF	Discount rate, Credit spread, Prepayment rate
Other financial assets		9,994,559	DCF	Discount rate

	~~W~~	535,340,313

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	168,178,241	DCF	Discount rate
Borrowings		1,217,745	DCF	Discount rate
Debt securities issued		56,359,813	DCF	Discount rate
Other financial liabilities		10,428,026	DCF	Discount rate
Financial instruments classified as level 3:
Liabilities
Deposits		255,024,584	DCF	Discount rate
Borrowings		48,767,969	DCF	Discount rate
Debt securities issued		38,010,591	DCF	Discount rate, Regression coefficient, Correlations
Investment contract liabilities		1,165,022	—	—
Other financial liabilities		29,001,549	DCF	Discount rate

	~~W~~	608,153,540

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	Fair value (*)		Valuation technique	Inputs
Financial instruments classified as level 2:
Assets
Due from banks at amortized cost	~~W~~	36,523,969	DCF	Discount rate
Loans at amortized cost		700,039	DCF	Discount rate, Credit spread, Prepayment rate
Securities at amortized cost		20,495,223	DCF	Discount rate
Other financial assets		29,465,771	DCF	Discount rate
Financial instruments classified as level 3:
Assets
Loans at amortized cost		465,591,581	DCF	Discount rate, Credit spread, Prepayment rate
Other financial assets		14,209,213	DCF	Discount rate

	~~W~~	566,985,796

Financial instruments classified as level 2:
Liabilities
Deposits	~~W~~	183,355,459	DCF	Discount rate
Borrowings		1,545,895	DCF	Discount rate
Debt securities issued		52,745,778	DCF	Discount rate
Other financial liabilities		22,535,595	DCF	Discount rate
Financial instruments classified as level 3:
Liabilities
Deposits		264,171,732	DCF	Discount rate
Borrowings		53,816,299	DCF	Discount rate
Debt securities issued		40,225,040	DCF	Discount rate, Regression coefficient, Correlations
Investment contract liabilities		1,536,393	—	—
Other financial liabilities		35,297,011	DCF	Discount rate

	~~W~~	655,229,202

(*)	Valuation techniques and inputs are not disclosed when the carrying amount is a reasonable approximation of fair value.
iii) Changes in gains or losses on valuation at the transaction date for the years ended December 31, 2024 and 2025, are as follows:

	2024		2025
Beginning balance	~~W~~	(81,747)	(89,230)
New transactions		(33,712)	(40,646)
Recognized in profit for the year		26,229	40,199

Ending balance	~~W~~	(89,230)	(89,677)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

(f)	Classification by categories of financial instruments
Financial assets and liabilities are measured at fair value or amortized cost. The financial instruments measured at fair value or amortized costs are measured in accordance with the Group’s valuation methodologies, which are described in Note 5. (e) Measurement of fair value.
The carrying amounts of each category of financial assets and financial liabilities as of December 31, 2024 and 2025 are as follows:

	2024
	Financial assets at FVTPL		Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	40,525,712	—	40,525,712
Due from banks at FVTPL		35,450	—	—	—	35,450
Securities at FVTPL		70,231,449	—	—	—	70,231,449
Derivatives assets		9,576,896	—	—	702,361	10,279,257
Loans at FVTPL		1,879,946	—	—	—	1,879,946
Loans at amortized cost		—	—	449,295,238	—	449,295,238
Securities at FVOCI		—	93,805,369	—	—	93,805,369
Securities at amortized cost		—	—	33,315,999	—	33,315,999
Others		—	—	23,116,960	—	23,116,960

	~~W~~	81,723,741	93,805,369	546,253,909	702,361	722,485,380

	2024
	Financial liabilities at FVTPL		Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	422,781,045	—	422,781,045
Financial liabilities at FVTPL		954,899	—	—	—	954,899
Financial liabilities designated at FVTPL		—	8,220,475	—	—	8,220,475
Derivatives liabilities		9,036,461	—	—	1,022,071	10,058,532
Borrowings		—	—	49,920,373	—	49,920,373
Debt securities issued		—	—	93,765,854	—	93,765,854
Investment contract liabilities		—	—	1,165,022	—	1,165,022
Others		—	—	39,472,400	—	39,472,400

	~~W~~	9,991,360	8,220,475	607,104,694	1,022,071	626,338,600

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	Financial assets at FVTPL		Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets:
Cash and due from banks at amortized cost	~~W~~	—	—	39,742,605	—	39,742,605
Due from banks at FVTPL		40,862	—	—	—	40,862
Securities at FVTPL		76,597,261	—	—	—	76,597,261
Derivatives assets		6,536,859	—	—	617,091	7,153,950
Loans at FVTPL		1,415,254	—	—	—	1,415,254
Loans at amortized cost		—	—	464,773,880	—	464,773,880
Securities at FVOCI		—	103,216,950	—	—	103,216,950
Securities at amortized cost		—	—	31,944,368	—	31,944,368
Others		—	—	43,323,340	—	43,323,340

	~~W~~	84,590,236	103,216,950	579,784,193	617,091	768,208,470

	2025
	Financial liabilities at FVTPL		Financial liabilities designated at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities:
Deposits	~~W~~	—	—	447,648,971	—	447,648,971
Financial liabilities at FVTPL		2,312,487	—	—	—	2,312,487
Financial liabilities designated at FVTPL		—	6,378,064	—	—	6,378,064
Derivatives liabilities		5,872,403	—	—	1,148,443	7,020,846
Borrowings		—	—	55,394,834	—	55,394,834
Debt securities issued		—	—	92,991,422	—	92,991,422
Investment contract liabilities		—	—	1,536,393	—	1,536,393
Others		—	—	57,890,911	—	57,890,911

	~~W~~	8,184,890	6,378,064	655,462,531	1,148,443	671,173,928

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

(g)	Transfer of financial instruments
i) Transfers that do not qualify for derecognition
i-1)
Repurchase agreements (Repo)
As of December 31, 2024 and 2025, the details of financial instruments that do not qualify for derecognition, as the Group sold securities with an obligation to repurchase them at a fixed price under repurchase agreements, are as follows:

	2024		2025
Transferred asset:
Securities at FVTPL	~~W~~	10,141,306	7,687,437
Securities at FVOCI		645,888	4,615,372
Securities at amortized cost		199,261	87,569
Loans at amortized cost		20,600	10,700

	~~W~~	11,007,055	12,401,078

Related liabilities:
Bonds sold under repurchase agreements (*)	~~W~~	11,542,956	14,988,698

(*)	As of December 31, 2024 and 2025, borrowed securities pledged as collateral in connection with repurchase agreements amounted to ~~W~~ 1,502,252 million and ~~W~~ 3,643,514 million, respectively.
i-2)
Securities loaned
If the securities owned by the Group are loaned, the ownership of the securities is transferred, but is required to be returned at the end of the loan period. Therefore, the Group continues to recognize the entire securities loaned as it holds most of the risks and compensation of the securities.
Securities loaned as of December 31, 2024 and 2025 are as follows:

	2024		2025	Borrowers
Government bonds	~~W~~	13,611,571	14,992,877	Korea Securities Finance Corp., Korea Securities Depository, etc.
Financial institutions bonds		607,175	408,766	Korea Securities Finance Corp., Korea Securities Depository, etc.
Corporation bonds		465,211	519,713	BNP Paribas Securities Corp.
Equity securities		15,826	40,277	Korea Securities Depository, etc.

	~~W~~ 14,699,783		15,961,633

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

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
As of December 31, 2024 and 2025, the carrying amount of financial assets related to securitization transactions that have neither been transferred nor derecognized are
~~W~~
11,369,662 million and
~~W~~
10,815,348 million, respectively; the carrying amounts of related liabilities are
~~W~~
7,144,588 million and
~~W~~
6,586,888 million, respectively.
ii) Financial instruments qualified for derecognition and continued involvement
There are no financial instruments which qualify for derecognition and in which the Group has continuing involvements as of December 31, 2024 and 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

(h)	Offsetting financial assets and financial liabilities
Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2024 and 2025 are as follows:

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

(*1)
The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

(*2)	Resale and repurchase agreements and securities borrowing and lending agreements are also similar to ISDA agreements with respect to legally enforceable netting arrangements.

For securities lending transactions executed through intermediaries, such as the Korea Securities Depository and the Korea Securities Finance Corporation (i.e., competitive transactions), collateral is pledged in the name of the intermediary. Accordingly, direct netting agreements and the enforceability of collateral between the transaction counterparties do not apply.

In this regard, the amount of securities lent for which a pledge has been established in the name of the intermediary amounted to ~~W~~ 5,186,364 million as of December 31, 2024.
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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

	2025
	Gross amounts of recognized financial assets/ liabilities		Gross amounts of recognized financial assets/ liabilities set off in the statement of financial position	Net amounts of financial assets/ liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position		Net amount
					Financial instruments	Cash collateral received
Assets:
Derivatives (*1)	~~W~~	7,215,469	—	7,215,469	22,362,966	425,193	2,546,676
Other financial instruments (*1)		18,119,366	—	18,119,366
Securities repurchased under repurchase agreements and bonds purchased under repurchase agreements (*2)		14,417,309	—	14,417,309	14,220,871	—	196,438
Securities loaned (*2)		1,274,760	—	1,274,760	1,101,854	—	172,906
Domestic exchange settlement debit (*3)		49,477,452	38,218,494	11,258,958	—	—	11,258,958
Receivables from disposal of securities (*4)		14,771,529	7,247,688	7,523,841	6,110,092	—	1,413,749

	~~W~~	105,275,885	45,466,182	59,809,703	43,795,783	425,193	15,588,727

Liabilities:
Derivatives (*1), (*5)	~~W~~	13,236,855	—	13,236,855	22,987,953	1,000	8,021,031
Other financial instruments (*1)		17,773,129	—	17,773,129
Bonds sold under repurchase agreements (*2)		14,988,698	—	14,988,698	11,768,314	—	3,220,384
Securities borrowed (*2)		790,416	—	790,416	790,416	—	—
Domestic exchange settlement pending (*3)		42,413,447	38,218,494	4,194,953	4,097,860	—	97,093
Payable from purchase of securities (*4)		14,808,991	7,247,688	7,561,303	6,110,113	—	1,451,190

	~~W~~	104,011,536	45,466,182	58,545,354	45,754,656	1,000	12,789,698

(*1)
The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement. According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, all derivative agreements are terminated and set off. At the time of termination, the parties to the transaction will offset the amount of payment or payment to each other, and one party will pay the other party a single amount will be paid to the other party.

(*2)	Resale and repurchase agreements and securities borrowing and lending agreements are also similar to ISDA agreements with respect to legally enforceable netting arrangements.
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
December 31, 2024 and 2025

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

(*5)
As of December 31, 2025, the total amount of financial liabilities includes
~~W~~
 6,090,215 million of ELS (equity-linked securities) products and of DLS (derivative linked securities) products. In the course of this transaction, the Group has provided collateral for some transactions. The financial instruments provided as collateral of
~~W~~
 156,351 million are included in the related instruments not offset in the statement of financial position.

(i)	Capital risk management
The Group is required, in accordance with the Financial Holding Companies Act, to maintain a total capital ratio based on consolidated risk-weighted assets of at least
8
% (hereinafter referred to as the “Basel III capital ratio”). In addition, following the implementation of enhanced Basel III capital regulations from 2016, the required BIS capital ratio to be maintained in order to strengthen loss-absorbing capacity has been increased to a maximum of
14
%. This requirement reflects the minimum regulatory ratio plus the additional accumulation of a capital conservation buffer (
2.5
%p), a domestic systemically important bank
(“D-SIB”)
buffer (
1.0
%p), and a countercyclical capital buffer (2.5%p). The countercyclical capital buffer may be imposed up to a maximum of 2.5%p during periods of excessive credit growth. In Korea, the countercyclical capital buffer requirement was increased from 0%p to 1%p effective May 1, 2024. Accordingly, as of December 31, 2025, the BIS capital ratio additionally required to enhance loss-absorbing capacity is 12.5%, which reflects the application of the capital conservation buffer (2.5%p), the
D-SIB
buffer (1.0%p), and the countercyclical capital buffer (1.0%p).
The Basel III capital ratio refers to an internationally harmonized standard for capital adequacy regulation established under the “International Convergence of Capital Measurement and Capital Standards” issued by the Basel Committee on Banking Supervision of the Bank for International Settlements (“BIS”). The ratio is calculated as:
(Common Equity Tier 1 capital (net of regulatory deductions) + Additional Tier 1 capital + Tier 2 capital) ÷ Risk-weighted assets
Common Equity Tier 1 capital is the first line of capital available to absorb losses of a financial holding company and ranks last in priority upon liquidation. It is not redeemable prior to liquidation and consists of capital stock, capital surplus, retained earnings, and other components. Additional Tier 1 capital consists of perpetual capital instruments that meet certain regulatory requirements. Tier 2 capital consists of capital instruments that are available to absorb losses upon liquidation, subject to specific regulatory criteria. Regulatory deduction items are assets or capital items held by the Group that do not contribute to loss-absorbing capacity and, unless otherwise specified, are deducted from Common Equity Tier 1 capital.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

5.	Financial risk management (continued)

The Basel III capital ratios of the Group as of December 31, 2024 and 2025 are as follows:

	2024		2025
Capital:
Common Equity Tier 1 capital	~~W~~	44,562,500	47,115,338
Additional tier 1 capital		5,824,082	5,890,967

Total Tier I capital		50,386,582	53,006,305
Tier II capital		3,516,787	3,254,292

Total capital (A)	~~W~~	53,903,369	56,260,597

Total risk-weighted assets (B)	~~W~~	342,375,264	352,907,638
Total capital ratio (A/B)		15.74%	15.94%
Tier 1 capital ratio		14.72%	15.02%
Common Equity Tier 1 capital ratio		13.02%	13.35%

(*)	As of December 31, 2025, the Group maintains an appropriate capital adequacy ratio in accordance with the BIS capital regulation system and the capital ratios as of that date are provisional.

6.	Insurance Risk

(a)	Overview of the insurance risk – Shinhan Life Insurance Co., Ltd.

i)	Overview of the insurance risk
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
Insurance accidents in life insurance include not only the death of the policyholder (insured) but also their survival, disability, and hospitalization.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

Shinhan Life Insurance Co., Ltd. basically classifies its insurance products into individual insurance and group insurance according to the policyholder. Group insurance means a contract under which the insured belongs to a group of a certain size or larger and in which the policyholder is the representative of the group or organization. Group insurance can be divided into savings and protections. Protection insurance means insurance in which the sum of benefits paid for survival at the base age does not exceed the premium already paid; savings insurance is defined as insurance, except for protection insurance, in which the sum of benefits paid for survival exceeds the premium already paid. Individual insurance can be classified into death insurance in which the insured’s death is insured, survival insurance in which the life is insured for a certain period of time, and endowment insurance in which life insurance and survival insurance are mixed.
Life insurance products can also be divided into guaranteed fixed rates, floating rates, interest accreted rate linked , and variable types by the applying term structures of interest types.
In the guaranteed fixed interest type, since the expected rate does not change from the time the policyholder enters into the contract to the end of the insurance period, Shinhan Life Insurance Co., Ltd. assumes the interest rate risk if the asset management return rate or market interest rate is lower than the expected rate. Floating interest rate type divides the net insurance premium into the guaranteed portion and the reserve portion; the guaranteed portion is applied with the predetermined expected rate, and the reserve portion changes based on the reserve rate for policy reserve according to asset management return rate, which makes partial hedge to interest rate risk, but Shinhan Life Insurance Co., Ltd. assumes some interest rate risk from the changes of asset management return rate, etc. since the minimum reserve rate for policy reserve is predetermined.
Shinhan Life Insurance Co., Ltd. uses acquisition strategies and reinsurance strategies to manage insurance risk of uncertainties of the total amount and timing of insurance claims paid due to insured events.
① Acceptance strategy
Acceptance strategy means diversifying the type of risk or the level of claims from that are accepted insurance policies. For example, Shinhan Life Insurance Co., Ltd. can balance mortality and survival risks. In addition, the selection of policyholders through regular health check-ups
is one of the major acceptance strategies.
② Reinsurance strategy
The risk of reinsurance contracts held to Shinhan Life Insurance Co., Ltd. is based on the accepted insurance contracts, which can be the total amount of risk or risk per contract on a per capita basis or per contract basis. In principle, the reinsurance method provides the risk premium excess reinsurance, but other methods may be used within the scope of the relevant laws as required. The degree of reinsurance held by Shinhan Life Insurance Co., Ltd. shall be determined by considering its assets, contract conditions, risk level, and technology for selecting the contract.
Insurance risk can also be affected by the policyholder’s right to terminate the contract or exercise annuity conversion rights to reduce or not pay the full premium. As a result, insurance risks may be affected by the policyholder’s actions and decisions. Shinhan Life Insurance Co., Ltd.’s insurance risk can be estimated on the assumption that the policyholder is reasonable. For example, a person who is worse than a person in good health would have less intention of terminating insurance that covers death. These factors are also reflected in the assumptions about Shinhan Life Insurance Co., Ltd.’s insurance liabilities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

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
The purpose of Shinhan Life Insurance Co., Ltd.’s risk management is to generate long-term stable growth and profits by proactively preventing and systematically managing the various risks that may arise in the course of management activities, reflecting these uncertain financial environments and the characteristics of life insurance products with long-term attributes.
Shinhan Life Insurance Co., Ltd. divides insurance risks arising from life insurance contracts into six sub-risks:
death risk, longevity risk, disability and illness risk, cancellation risk, operating expense risk, and catastrophe risk. The risk amount for each sub-risk
is measured on assets and liabilities that may directly or indirectly cause loss to Shinhan Life Insurance Co., Ltd. in the event of changes in actuarial assumptions, and is calculated based on the net asset value through the shock scenario method or risk coefficient method for each sub-risk.
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
In addition, Shinhan Life Insurance Co., Ltd. calculates the life insurance risk amount considering the diversification effect by adding the risk amount calculated for each sub-risk,
reflecting the correlation coefficient between the
sub-risks.
ii
-2)
Insurance risk management organization and management method
Shinhan Life Insurance Co., Ltd. measures the statutory minimum level of capital based on the life insurance risk amount and manages it within the allowable range. For this purpose, Shinhan Life Insurance Co., Ltd. establishes basic principles of risk management and establishes and implements regulations and management systems to implement them. In addition, Shinhan Life Insurance Co., Ltd. supports decision-making related to various risks through the Risk Management Committee and risk management organization, and prepare risk management procedures to identify and manage risks in a timely manner.
In general, risk management procedures are to recognize exposed risks, measure their size, set acceptable limits, monitor them regularly to report to management, and efficiently control and manage risks in case they exceed their limits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

Management methods by risk type are as follows:

-	Insurance risk management
Shinhan Life Insurance Co., Ltd. develops insurance products with proper profitability by setting the profitability guidelines from the time of product development, establishes and operates the acceptance policy to prevent reverse selection, running the claim-screening policy to make claim payments.

-	Interest rate risk management
Shinhan Life Insurance Co., Ltd. establishes a guideline and consider the market interest rate and asset management return rate to determine the published interest rate and expected interest rate within the guidelines. Shinhan Life Insurance Co., Ltd. also establishes the asset management strategy considering the interest rate level and maturity of liabilities; establishes a long-term target portfolio by comprehensively considering the risk level and rate of return of operating assets after analyzing the properties of long-term insurance liabilities; and sets a viable portfolio as a guideline every year to allocate and manage assets.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

Under the
K-ICS,
the solvency ratio is calculated by dividing the solvency amount by the solvency standard amount. If the insurance company’s solvency ratio is less than 100%, it indicates that the solvency standard amount measured by the potential loss amount cannot be covered with capital, which means that the insurance company’s capital soundness has become poor, and the supervisory authority must comply with the Regulations on Supervision of Insurance Business. Accordingly, insurance companies with a solvency ratio of less than 100% are required to take timely corrective actions such as management improvement recommendations, management improvement requests, or management improvement orders. As such, the new solvency system is a system in which the supervisory authorities seek to protect policyholders by supervising the capital adequacy and risk management capabilities of insurance companies.

iv)	Financial risks related to insurance contracts
Investment contracts that include insurance contracts and discretionary participation features may be exposed to financial risks although they are classified as insurance liabilities, and the forms of exposure and risk management policies are as follows:
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
The purpose of Shinhan Life Insurance Co., Ltd.’s management of liquidity risk is to maintain sufficient liquidity to prepare for repayments arising from insurance contracts under normal circumstances or when market shocks occur. Shinhan Life Insurance Co., Ltd.’s main liquidity risk management methods are as follows:

-	Regularly inspect and manage the amount of insurance payments and liquid assets

-	Maintain and manage a portfolio comprised of assets that can be relatively easily liquidated in preparation for unexpected disruptions in financing.

-	Monitor liquidity ratios by running liquidity stress tests

-	Establish asset liability management strategy considering cashflows related to insurance contract liabilities

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

iv-4)	Market risk
Market risk refers to the risk of loss arising when Shinhan Life Insurance Co., Ltd.’s financial position fluctuates unfavorably due to adverse price fluctuations such as stock prices and exchange rates. Shinhan Life Insurance Co., Ltd. carries out insurance contract transactions denominated in foreign currencies and is therefore exposed to exchange rate fluctuations. Exposure to exchange rate fluctuations is managed through foreign exchange forward contracts and interest rate swaps between different currencies.

v)	Concentration of Insurance Risk
v-1)
The concentration of insurance risks by region (based on the fulfilment cash flows) as of December 31, 2024 and 2025 is as follows:

	2024
	Insurance contracts				Reinsurance contracts	Total
	Participating		Non-participating	Variable
Domestic	~~W~~	5,200,167	31,160,425	4,834,945	345,177	41,540,714
International		—	(1,341)	—	—	(1,341)

	~~W~~	5,200,167	31,159,084	4,834,945	345,177	41,539,373

	2025
	Insurance contracts				Reinsurance contracts	Total
	Participating		Non-participating	Variable
Domestic	~~W~~	4,959,061	29,808,665	5,591,163	53,048	40,411,937
International		—	(849)	—	—	(849)

	~~W~~	4,959,061	29,807,816	5,591,163	53,048	40,411,088

v-2) The amount of foreign currency insurance liabilities (based on the fulfilment cash flows) as of December 31, 2024 and 2025 are as follows:

	2024		2025
	Foreign currency amount	KRW converted amount	Foreign currency amount	KRW converted amount
Foreign currency insurance contract liabilities:
USD (thousand)	168,209	247,267	279,946	401,695
EUR (thousand)	119	182	110	185
VND (million)	(23,242)	(1,341)	(15,540)	(849)

		246,108		401,031

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

vi) Sensitivity to insurance risk
The impacts of changes in key assumptions on insurance contract liabilities (assets) as of December 31, 2024 and 2025 are as follows:
vi
-1)
Participating insurance contracts

		2024
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	4,979,280	118,533	—	—
Mortality rate	Increased by 3.27%		4,974,196	114,164	9,453	(1,895)
Disability and illness (fixed compensation)	Increased by 3.40%		4,984,691	113,928	(806)	124
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		4,979,280	118,533	—	—
Lapse rate (increase)	Increased by 9.16%		4,963,981	120,301	13,532	(5,710)
Lapse rate (decrease)	Decreased by 9.16%		4,994,968	116,666	(13,820)	5,949
Operating expense (level)	Increased by 2.62%		4,984,797	115,214	(2,197)	484
Operating expense (inflation)	Increased by 0.26%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

		2025
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	4,738,480	130,865	—	—
Mortality rate	Increased by 3.27%		4,732,654	127,293	9,398	(1,887)
Disability and illness (fixed compensation)	Increased by 3.40%
Disability and illness (actual loss compensation)	Increased by 2.62%		4,742,230	126,951	165	115
Long-term property and other	Increased by 4.19%		4,738,480	130,865	—	—
Lapse rate (increase)	Increased by 9.16%		4,726,618	130,294	12,433	(6,606)
Lapse rate (decrease)	Decreased by 9.16%		4,750,500	131,545	(12,700)	6,861
Operating expense (level)	Increased by 2.62%
Operating expense (inflation)	Increased by 0.26%		4,743,228	128,161	(2,044)	611

(*1)	This amount is presented before reflecting the effects of reinsurance.
(*2)	The risk adjustment is calculated at the 75% confidence level.
(*3)	The risk adjustment included in the fulfilment cash flows was calculated without shock.
(*4)
The profit or loss for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

vi -2)
Non-participating
insurance contracts

		2024
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	29,627,853	6,969,672	—	—
Mortality rate	Increased by 3.27%		29,749,337	6,848,600	(411)	(9,443)
Disability and illness (fixed compensation)	Increased by 3.40%		30,300,967	6,324,390	(27,831)	14,386
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		29,627,853	6,969,672	—	—
lapse rate (increase)	Increased by 9.16%		30,338,377	6,275,939	(16,791)	(89,404)
lapse rate (decrease)	Decreased by 9.16%		28,845,362	7,734,641	17,522	98,708
Operating expense (level)	Increased by 2.62%		29,820,711	6,782,260	(5,446)	8,158
Operating expense (inflation)	Increased by 0.26%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

		2025
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	28,288,556	7,199,651	—	—
Mortality rate	Increased by 3.27%		28,406,579	7,081,232	397	(2,440)
Disability and illness (fixed compensation)	Increased by 3.40%		29,032,742	6,553,779	(98,314)	41,408
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		28,288,556	7,199,651	—	—
lapse rate (increase)	Increased by 9.16%		29,032,371	6,475,155	(19,318)	(78,503)
lapse rate (decrease)	Decreased by 9.16%		27,470,393	8,000,387	17,427	82,187
Operating expense (level)	Increased by 2.62%		28,487,259	7,007,703	(6,755)	15,146
Operating expense (inflation)	Increased by 0.26%

(*1)	This amount is presented before reflecting the effects of reinsurance.
(*2)	The risk adjustment is calculated at the 75% confidence level.
(*3)	The risk adjustment included in the fulfilment cash flows was calculated without shock.
(*4)
The profit or loss for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

vi -3) Variable insurance contracts

		2024
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	4,773,118	135,908	—	—
Mortality rate	Increased by 3.27%		4,788,129	128,304	(7,407)	1,386
Disability and illness (fixed compensation)	Increased by 3.40%		4,797,541	129,336	(17,851)	1,666
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		4,773,118	135,908	—	—
lapse rate (increase)	Increased by 9.16%		4,824,350	106,919	(22,243)	(9,536)
lapse rate (decrease)	Decreased by 9.16%		4,716,553	190,190	2,282	10,428
Operating expense (level)	Increased by 2.62%		4,786,747	127,067	(4,787)	981
Operating expense (inflation)	Increased by 0.26%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

		2025
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	5,528,259	223,218	—	—
Mortality rate	Increased by 3.27%		5,542,000	218,227	(8,750)	2,058
Disability and illness (fixed compensation)	Increased by 3.40%		5,553,328	218,469	(20,320)	2,632
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		5,528,259	223,218	—	—
lapse rate (increase)	Increased by 9.16%		5,585,976	190,331	(24,830)	(9,064)
lapse rate (decrease)	Decreased by 9.16%		5,464,450	278,118	8,909	9,826
Operating expense (level)	Increased by 2.62%		5,541,523	216,204	(6,250)	1,203
Operating expense (inflation)	Increased by 0.26%

(*1)	This amount is presented before reflecting the effects of reinsurance.
(*2)	The risk adjustment is calculated at the 75% confidence level.
(*3)	The risk adjustment included in the fulfilment cash flows was calculated without shock.
(*4)
The profit or loss for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

vi -4) After reflecting the effects of reinsurance

		2024
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	39,819,864	6,869,326	—	—
Mortality rate	Increased by 3.27%		39,946,680	6,740,875	1,635	8,702
Disability and illness (fixed compensation)	Increased by 3.40%		40,478,965	6,256,714	(46,488)	34,285
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		39,819,864	6,869,326	—	—
lapse rate (increase)	Increased by 9.16%		40,533,222	6,181,469	(25,501)	(86,772)
lapse rate (decrease)	Decreased by 9.16%		39,031,830	7,651,376	5,984	133,903
Operating expense (level)	Increased by 2.62%		40,031,868	6,669,753	(12,430)	9,624
Operating expense (inflation)	Increased by 0.26%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

		2025
		Base amount and base amount after change			Impact on profit or loss and equity (before tax)
	Sensitivity (*2)	Fulfilment cash flows (*3)		Contractual service margin	Profit or loss (*4)	Other comprehensive income (loss)
Base amount		~~W~~	38,727,725	7,062,840	—	—
Mortality rate	Increased by 3.27%		38,845,670	6,943,850	1,045	(2,160)
Disability and illness (fixed compensation)	Increased by 3.40%		39,445,049	6,463,985	(118,469)	41,920
Disability and illness (actual loss compensation)	Increased by 2.62%
Long-term property and other	Increased by 4.19%		38,727,725	7,062,840	—	—
lapse rate (increase)	Increased by 9.16%		39,477,221	6,345,060	(31,715)	(92,695)
lapse rate (decrease)	Decreased by 9.16%		37,900,620	7,876,309	13,636	97,419
Operating expense (level)	Increased by 2.62%		38,944,441	6,861,174	(15,050)	16,960
Operating expense (inflation)	Increased by 0.26%

(*1)	This amount represents the combined total of participating, non-participating, and variable insurance contracts.
(*2)	The risk adjustment is calculated at the 75% confidence level.
(*3)	The risk adjustment included in the fulfilment cash flows was calculated without shock.
(*4)
The profit or loss for the year consists of (i) an increase in the present value estimate of future cash flows that exceeds the carrying amount of the contractual service margin, resulting in a loss due to changes in assumptions, and (ii) changes in the present value estimate of future cash flows allocated to the loss component, which also result from changes in assumptions.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

vii)	Credit risk arising from insurance contracts
The amounts of the reinsurance contracts held, which are an asset according to risk level, as of December 31, 2024 and 2025 are as follows:

	2024			2025
	Reinsurance residual coverage assets		Reinsurance incident assets	Reinsurance residual coverage assets	Reinsurance incident assets
AA+ ~ AA-	~~W~~	—	146	335,136	20,462

viii)	Interest rate risk arising from insurance contracts
The impacts of exposure to interest rate risk and interest rate changes on profit or loss and equity as of December 31, 2024 and 2025 are as follows:

viii-1)	Interest rate risk exposure

	2024		2025
Exposure to financial instruments measured at fair value (*1)	~~W~~	48,843,348	47,717,387
Exposure to insurance contracts (*2)
Participating		4,979,280	4,738,480
Non-participating		29,628,025	28,289,432
Variable		4,773,118	5,528,259
Others		439,613	172,430

		39,820,036	38,728,601

Net exposure (financial instruments—insurance contracts)	~~W~~	9,023,312	8,988,786

(*1)
It is the total amount of financial assets measured at fair value through profit or loss, financial assets measured at fair value through other comprehensive income, and derivative assets (liabilities).

(*2)	It is the total amount excluding the contractual service margin from the remaining coverage components of insurance contract liabilities and reinsurance contract assets (liabilities).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

viii-2)	Interest rate risk sensitivity

	2024			2025
	Profit or loss		Equity	Profit or loss	Equity
100 bp Increase
Insurance contracts (*1)
Participating	~~W~~	—	539,618	—	509,420
Non-participating		—	3,772,927	—	4,535,425
Variable		—	44,699	—	21,308

		—	4,357,244	—	5,066,153

Reinsurance contracts (*1)		—	50,365	—	255,489
Financial assets (*2)		(35,934)	(4,777,699)	(26,466)	(4,736,892)
100 bp Decrease
Insurance contracts (*1)
Participating		—	(658,212)	—	(620,972)
Non-participating		—	(5,332,780)	—	(5,802,811)
Variable		—	(82,742)	—	(60,875)

		—	(6,073,734)	—	(6,484,658)

Reinsurance contracts (*1)		—	(59,948)	—	(308,842)
Financial assets (*2)		35,934	5,837,965	26,563	5,800,791

(*1)	This is the impact on equity (before tax) due to changes in expected cash flows of insurance and reinsurance contracts, excluding variable annuities/savings.
(*2)
These sensitivities are calculated for assets related to insurance contracts, excluding variable annuities and savings products. The effect on profit or loss represents changes in the fair value of financial assets measured at FVTPL, while the effect on equity represents changes in the fair value of financial assets measured at FVOCI.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

ix)	Equity price risk arising from insurance contracts
The impact of changes in equity prices on profit or loss and equity as of December 31, 2024 and 2025 is as follows:

	2024			2025
	Profit or loss		Equity	Profit or loss	Equity
10% Increase
Insurance contracts
Participating	~~W~~	—	—	—	—
Non-participating		—	—	—	—
Variable		(193,578)	—	(255,595)	—

	(193,578)		—	(255,595)	—

Reinsurance contracts		—	—	—	—
Financial assets		193,578	—	255,595	—
10% Decrease
Insurance contracts
Participating		—	—	—	—
Non-participating		—	—	—	—
Variable		193,578	—	255,595	—

	193,578		—	255,595	—

Reinsurance contracts		—	—	—	—
Financial assets		(193,578)	—	(255,595)	—

(*)
The analysis is performed for assets related to variable annuity and savings insurance contracts subject to the Variable Fee Approach. The effect on profit or loss represents changes in the fair value of financial assets measured at FVTPL.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

x)	Liquidity risk arising from insurance contracts
The maturity analysis of undiscounted remaining contractual cash flows as of December 31, 2024 and 2025 is as follows:
This amount does not include matters relating to remaining coverage liabilities (insurance contracts and reinsurance contracts) measured under the premium allocation approach.

	2024
	Less than 1 year		1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	5 years or more	Total
Insurance contracts
Participating:
Cash Inflow	~~W~~	43,374	33,437	24,916	19,959	16,437	106,215	244,338
Cash Outflow		(240,206)	(228,226)	(232,215)	(241,157)	(240,783)	(8,645,374)	(9,827,961)

		(196,832)	(194,789)	(207,299)	(221,198)	(224,346)	(8,539,159)	(9,583,623)

Non-participating:
Cash Inflow		5,582,811	4,840,753	4,361,203	3,863,416	3,314,013	47,454,014	69,416,210
Cash Outflow		(5,750,906)	(4,300,951)	(4,353,876)	(4,074,145)	(4,294,566)	(124,429,513)	(147,203,957)

	(168,095)		539,802	7,327	(210,729)	(980,553)	(76,975,499)	(77,787,747)

Variable:
Cash Inflow		482,531	402,250	334,537	279,308	237,124	2,351,146	4,086,896
Cash Outflow		(916,187)	(783,304)	(709,458)	(636,965)	(559,272)	(8,181,229)	(11,786,415)

	(433,656)		(381,054)	(374,921)	(357,657)	(322,148)	(5,830,083)	(7,699,519)

	(798,583)		(36,041)	(574,893)	(789,584)	(1,527,047)	(91,344,741)	(95,070,889)

Reinsurance contracts
Cash Inflow		225,165	216,544	209,995	207,721	207,575	8,223,398	9,290,398
Cash Outflow		(244,930)	(237,756)	(230,883)	(227,262)	(226,934)	(9,123,146)	(10,290,911)

		(19,765)	(21,212)	(20,888)	(19,541)	(19,359)	(899,748)	(1,000,513)

Total (including variable insurance contracts)	~~W~~	(818,348)	(57,253)	(595,781)	(809,125)	(1,546,406)	(92,244,489)	(96,071,402)

Total (excluding variable insurance contracts)	~~W~~	(384,692)	323,801	(220,860)	(451,468)	(1,224,258)	(86,414,406)	(88,371,883)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

	2025
	Less than 1 year		1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years	5 years or more	Total
Insurance contracts
Participating:
Cash Inflow	~~W~~	34,397	25,425	20,141	16,443	13,515	63,988	173,909
Cash Outflow		(240,847)	(253,700)	(255,690)	(258,371)	(261,112)	(8,042,439)	(9,312,159)

		(206,450)	(228,275)	(235,549)	(241,928)	(247,597)	(7,978,451)	(9,138,250)

Non-participating:
Cash Inflow		6,331,260	5,662,522	5,010,684	4,358,197	3,771,019	51,088,737	76,222,419
Cash Outflow		(5,068,663)	(4,871,804)	(4,780,238)	(4,705,099)	(4,437,033)	(134,903,633)	(158,766,470)

		1,262,597	790,718	230,446	(346,902)	(666,014)	(83,814,896)	(82,544,051)

Variable:
Cash Inflow		437,302	361,966	297,826	249,995	213,177	2,158,311	3,718,577
Cash Outflow		(948,429)	(855,175)	(765,759)	(669,433)	(604,609)	(8,817,026)	(12,660,431)

		(511,127)	(493,209)	(467,933)	(419,438)	(391,432)	(6,658,715)	(8,941,854)

		545,020	69,234	(473,036)	(1,008,268)	(1,305,043)	(98,452,062)	(100,624,155)

Reinsurance contracts
Cash Inflow		322,122	302,044	286,274	278,232	271,893	9,694,621	11,155,186
Cash Outflow		(347,205)	(334,989)	(321,136)	(312,211)	(305,518)	(9,388,316)	(11,009,375)

		(25,083)	(32,945)	(34,862)	(33,979)	(33,625)	306,305	145,811

Total (including variable insurance contracts)	~~W~~	519,937	36,289	(507,898)	(1,042,247)	(1,338,668)	(98,145,757)	(100,478,344)

Total (excluding variable insurance contracts)	~~W~~	1,031,064	529,498	(39,965)	(622,809)	(947,236)	(91,487,042)	(91,536,490)

As of December 31, 2024 and 2025, the amount to be paid upon request by the contractor of insurance contracts issued by Shinhan Life Insurance Co., Ltd. is
~~W~~
53,227,935 million and
~~W~~
56,064,811 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

xi)	Claims development
The amounts of claims development as of December 31, 2024 and 2025 are as follows:

	2024
Progress year	Year of incident
	2020		2021	2022	2023	2024	Total
Undiscounted estimate of ultimate loss	~~W~~	959,974	1,070,850	1,104,112	1,152,207	1,233,110		5,520,253
Paid claims:
Current year		746,984	833,427	857,650	896,474	957,713		4,292,248
1 year after		166,072	187,415	195,026	202,132	—		750,645
2 years after		23,751	27,433	27,763	—	—		78,947
3 years after		13,248	12,079	—	—	—		25,327
4 years after		4,849	—	—	—	—		4,849

Cumulative paid claims		954,904	1,060,354	1,080,439	1,098,606	957,713		5,152,016
The difference between the estimated ultimate loss and paid claims		5,070	10,496	23,673	53,601	275,397		368,237
Discount effect		—	—	—	—	—		(11,011)
Future loss adjustment expenses		—	—	—	—	—		7,316
Reported but unpaid claims		—	—	—	—	—		1,436,530
Risk adjustment for non-financial risk		—	—	—	—	—		14,041
Reinsurance effect		—	—	—	—	—		(94,435)

Total liabilities for incurred claims		—	—	—	—	—	~~W~~	1,720,678

	2025
Progress year	Year of incident
	2021		2022	2023	2024	2025	Total
Undiscounted estimate of ultimate loss	~~W~~	1,069,793	1,106,219	1,154,705	1,232,242	1,419,726		5,982,685
Paid claims:
Current year		832,601	857,694	896,770	952,706	1,098,335		4,638,106
1 year after		187,431	194,972	201,175	220,039	—		803,617
2 years after		27,435	27,703	30,697	—	—		85,835
3 years after		12,000	15,032	—	—	—		27,032
4 years after		4,859	—	—	—	—		4,859

Cumulative paid claims		1,064,326	1,095,401	1,128,642	1,172,745	1,098,335		5,559,449
The difference between the estimated ultimate loss and paid claims		5,467	10,818	26,063	59,497	321,391		423,236
Discount effect		—	—	—	—	—		(12,313)
Future loss adjustment expenses		—	—	—	—	—		9,205
Reported but unpaid claims		—	—	—	—	—		1,366,616
Risk adjustment for non-financial risk		—	—	—	—	—		15,973
Reinsurance effect		—	—	—	—	—		(119,384)

Total liabilities for incurred claims		—	—	—	—	—	~~W~~	1,683,333

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

(b)	Overview of the insurance risk – Shinhan EZ General Insurance Co., Ltd.

i)	Overview of insurance risks
Insurance risk is defined as the risk that arises in connection with the underwriting of insurance contracts and payment of claims, which are the unique tasks of an insurance company, and is managed by dividing it into long-term non-life
insurance risk and general
non-life
insurance risk.
Long-term
non-life
insurance risk refers to the risk of loss due to risk factors that may arise in a long-term non-life
insurance contract and is divided and measured into death risk, longevity risk, disability and illness risk, property/other risk, lapse risk, operating expense risk, and catastrophe risk. General non-life
insurance risk refers to the risk of loss due to risk factors that may arise in general non-life
insurance contracts and is measured by dividing it into insurance price risk, reserve risk, and catastrophe risk.

i-1)	Long-term non-life insurance risk
Mortality risk and longevity risk refer to the risk of unexpected losses related to the death of the policyholder and are measured by the risk of a decrease in net asset value due to changes in the mortality level.
Disability and illness risk is the risk of unexpected losses related to the policyholder’s disability or illness and is measured as the risk of a decrease in net asset value due to changes in the risk level of disability and illness coverage.
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
December 31, 2024 and 2025

6.	Insurance Risk (continued)

ii)	Measurement and management of insurance risk

ii-1)	Measurement of insurance risk
Shinhan EZ General Insurance Co., Ltd. measures general and long-term insurance risks through the solvency amount and the statutory solvency amount calculation criteria under the Detailed Enforcement Rules of the Insurance Business Supervisory Regulations and operates related risk management policies.

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
In accordance with IFRS 17, Shinhan EZ General Insurance Co., Ltd. considers that the frequency and severity of future claims may be more adverse than those reflected in the risk adjustment assumptions when estimating insured events. In general, uncertainty related to insurance claims and costs due to an insured event is greatest when the accident is in its early stages, and as the year of the accident progresses, the uncertainty of the final claims and costs decreases.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

6.	Insurance Risk (continued)

ii-7)	Interest rate risk arising from insurance contracts
Interest rate risk exposed to Shinhan EZ General Insurance Co., Ltd.’s insurance contracts is the risk of unexpected losses arising from changes in net interest income or net asset value depending on changes in interest rates. The consolidated entity manages this to minimize unexpected losses arising from interest rate changes.

7.	Investment in subsidiaries

(a)	The summarized financial information of the controlling company and the Group’s major subsidiaries as of December 31, 2024 and 2025 is as follows:

	2024				2025
Investees (*1), (*2)	Total Assets		Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Shinhan Financial Group (separate)	~~W~~	37,672,303	11,324,128	26,348,175	37,793,827	11,458,367	26,335,460
Shinhan Bank		556,691,161	519,926,426	36,764,735	596,967,318	558,513,573	38,453,745
Shinhan Card Co., Ltd.		44,137,094	35,860,198	8,276,896	43,186,732	34,686,850	8,499,882
Shinhan Securities Co., Ltd.		49,026,790	43,532,326	5,494,464	54,077,820	48,280,415	5,797,405
Shinhan Life Insurance Co., Ltd.		59,843,268	52,802,301	7,040,967	59,661,505	53,455,107	6,206,398
Shinhan Capital Co., Ltd.		12,512,659	10,259,145	2,253,514	12,482,497	10,166,788	2,315,709
Jeju Bank		7,444,771	6,854,663	590,108	8,019,927	7,372,657	647,270
Shinhan Asset Management Co., Ltd.		503,319	186,991	316,328	381,311	87,974	293,337
SHC Management Co., Ltd.		10,325	—	10,325	10,480	—	10,480
Shinhan DS		139,322	76,603	62,719	131,276	64,456	66,820
Shinhan Savings Bank		2,879,145	2,512,348	366,797	2,982,788	2,603,718	379,070
Shinhan Asset Trust Co., Ltd.		775,844	471,890	303,954	881,518	564,731	316,787
Shinhan Fund Partners Co., Ltd.		122,507	22,580	99,927	112,911	23,555	89,356
Shinhan REITs Management Co., Ltd.		82,781	12,640	70,141	83,488	7,920	75,568
Shinhan Venture Investment Co., Ltd.		176,165	90,967	85,198	192,749	103,912	88,837
Shinhan EZ General Insurance Co., Ltd.		289,867	178,573	111,294	361,063	185,342	175,721

(*1)	The summarized financial information of the consolidated subsidiaries are based on consolidated financial statements, if applicable.
(*2)	Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity funds that are not actually operating their own business are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

7.	Investment in subsidiaries (continued)

(b) The summarized income statement information of the controlling company and the Group’s major subsidiaries for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023				2024			2025
Investees (*1), (*2)	Operating Revenue		Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)	Operating Revenue	Net Income (*3)	Comprehensive Income (*3)
Shinhan Financial Group (separate)	~~W~~	2,160,092	1,671,011	1,669,579	2,556,503	1,619,867	1,617,202	2,956,974	2,385,457	2,383,400
Shinhan Bank		37,459,678	3,067,991	3,707,829	47,357,783	3,695,913	4,414,685	39,167,414	3,775,822	3,582,428
Shinhan Card Co., Ltd.		5,378,610	621,908	583,014	6,173,106	575,261	553,274	5,892,383	480,205	539,374
Shinhan Securities Co., Ltd.		9,947,400	100,840	128,378	11,446,637	179,160	179,829	9,646,202	381,605	403,740
Shinhan Life Insurance Co., Ltd.		6,451,715	472,395	475,656	7,044,374	528,401	(1,056,025)	7,816,814	507,708	(149,342)
Shinhan Capital Co., Ltd.		1,204,941	304,024	298,609	1,201,874	116,948	115,203	1,125,840	108,273	105,601
Jeju Bank		371,210	5,101	20,189	382,121	10,416	12,709	369,561	13,930	9,330
Shinhan Asset Management Co., Ltd.		171,145	51,272	51,225	241,409	66,003	65,512	197,447	56,010	56,209
SHC Management Co., Ltd.		—	305	305	—	274	274	—	155	155
Shinhan DS		322,895	7,954	4,191	331,631	8,756	10,996	331,847	5,343	4,103
Shinhan Savings Bank		273,630	29,943	29,724	255,650	17,855	17,310	245,890	21,533	22,247
Shinhan Asset Trust Co., Ltd.		148,980	53,430	53,055	100,626	(320,601)	(320,675)	196,935	19,638	19,590
Shinhan Fund Partners Co., Ltd. (*5)		62,674	12,193	12,193	67,420	15,371	15,310	74,011	17,109	17,158
Shinhan REITs Management Co., Ltd.		21,512	9,485	9,446	26,131	7,688	7,644	18,581	5,417	5,427
Shinhan AI Co., Ltd. (*4)		8,727	(4,596)	(4,432)	—	(1,927)	(1,928)	—	—	—
Shinhan Venture Investment Co., Ltd.		28,209	4,441	4,266	45,542	3,776	3,931	46,110	3,789	3,638
Shinhan EZ General Insurance Co., Ltd.		43,747	(7,778)	(7,289)	93,894	(17,403)	(18,035)	153,298	(32,309)	(35,143)

(*1)	The summarized financial information of the consolidated subsidiaries is based on consolidated financial statements, if applicable.
(*2)	Trusts, beneficiary certificates, securitization special limited liability companies, associates and private equity funds that are not actually operating their own business are excluded.
(*3)	This amount includes non-controlling interests.
(*4)	Shinhan AI Co., Ltd. was liquidated in the year ended December 31, 2024, and the amounts for the year ended December 31, 2024 represent those incurred prior to the liquidation.
(*5)	Shinhan AITAS Co., Ltd. has changed its name to Shinhan Fund Partners Co., Ltd. on April 3, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

7.	Investment in subsidiaries (continued)

(c)	Change in the scope of consolidation
i) Changes in consolidated subsidiaries for the year ended December 31, 2024 are as follows:

	Company	Description
Excluded	Shinhan AI Co., Ltd.	Liquidation
	PT Shinhan Asset Management Indonesia	Disposal
	SHINHAN ASSET MGT HK, LIMITED	Liquidation

(*)	Subsidiaries such as trust, beneficiary certificate, corporate restructuring fund and private equity fund which are not actually operating their own business are excluded.

ii)	There are no major subsidiaries included in or excluded from the consolidated financial statements for the year ended December 31, 2025.

8.	Operating segments

(a)	Segment information

General	descriptions of operating segments as of December 31, 2025 are as follows:

Segment	Description
Banking	Credit to customers, lending to and receiving deposits from customers, and its accompanying work

Credit card	Sales of credit cards, short-term and long-term card loan services, installment financing, lease and its accompanying work

Securities	Securities trading, consignment trading, underwriting and its accompanying work

Insurance	Life insurance business, non-life insurance business and its accompanying work

Credit	Facility rental, new technology business financing, others and its accompanying work
Others	Business segments that do not belong to the above segments, such as real estate trust, investment advisory services, venture business investment and other remaining business

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

8.	Operating segments (continued)

(b)	The operating income (expense) and net income by operating segment for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922
Net fees and commission income (expense)		748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206
Reversal of (provision for) allowance for credit loss		(914,848)	(883,956)	(152,146)	(16,116)	(177,912)	(99,203)	(322)	(2,244,503)
General and administrative expenses		(3,876,485)	(778,564)	(720,835)	(218,820)	(80,106)	(403,395)	182,868	(5,895,337)
Other income (expense), net		(495,331)	(267,959)	181,927	1,087,789	335,205	327,511	(393,580)	775,562
Operating income (expense)		4,009,518	933,484	253,063	650,858	343,454	341,273	(430,800)	6,100,850
Equity method income (loss)		8,556	(2,831)	93	(302)	66,918	664	51,990	125,088
Income tax expense		936,472	218,332	36,239	167,417	89,849	81,695	(43,044)	1,486,960

Profit for the year	~~W~~	2,969,829	725,171	100,840	464,617	304,024	243,928	(330,409)	4,478,000

Controlling interest	~~W~~	2,969,519	723,845	100,915	464,617	304,024	243,928	(438,813)	4,368,035
Non-controlling interests		310	1,326	(75)	—	—	—	108,404	109,965

	2024
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302
Net fees and commission income (expense)		867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874
Reversal of (provision for) credit loss allowance		(425,429)	(917,239)	(136,466)	(6,237)	(151,258)	(375,991)	(654)	(2,013,274)
General and administrative expenses		(3,983,172)	(855,125)	(786,141)	(201,994)	(65,273)	(437,691)	213,156	(6,116,240)
Other income (expense), net		(507,922)	(215,670)	95,227	1,055,611	177,677	548,614	(682,529)	471,008

Operating income (expense)		4,939,901	877,656	281,905	707,648	122,260	164,489	(635,189)	6,458,670
Equity method income (loss)		9,856	(4,053)	(558)	(894)	25,148	(5,453)	(47,868)	(23,822)
Income tax expense		1,040,924	224,731	54,238	193,041	27,044	52,899	(121,955)	1,470,922

Profit for the year	~~W~~	3,610,084	671,506	179,160	510,998	116,948	(124,845)	(405,681)	4,558,170

Controlling interest	~~W~~	3,609,620	668,392	179,157	510,998	116,948	(124,845)	(510,093)	4,450,177
Non-controlling interests		464	3,114	3	—	—	—	104,412	107,993

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

8.	Operating segments (continued)

	2025
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net interest income (expense)	~~W~~	9,332,810	1,947,497	572,266	(146,977)	102,274	77,314	(190,728)	11,694,456
Net fees and commission income (expense)		1,051,527	763,885	690,164	(8,814)	22,959	377,488	24,002	2,921,211
Reversal of (provision for) credit loss allowance		(666,420)	(911,601)	(116,592)	(4,840)	(239,571)	(62,605)	(1,336)	(2,002,965)
General and administrative expenses		(4,260,611)	(889,822)	(804,320)	(191,106)	(65,588)	(443,479)	252,426	(6,402,500)
Other income (expense), net		(279,671)	(167,895)	146,960	1,110,751	221,419	325,066	(543,475)	813,155

Operating income (expense)		5,177,635	742,064	488,478	759,014	41,493	273,784	(459,111)	7,023,357
Equity method income (loss)		14,295	12,794	32,636	(2,428)	96,362	8,249	59,317	221,225
Income tax expense		1,250,175	176,969	104,732	280,406	28,266	7,813	(3,871)	1,844,490

Profit for the year	~~W~~	3,685,246	584,711	381,605	475,399	108,273	275,426	(426,141)	5,084,519

Controlling interest	~~W~~	3,684,190	581,251	381,617	475,399	108,273	275,426	(534,595)	4,971,561
Non-controlling interests		1,056	3,460	(12)	—	—	—	108,454	112,958

(c)	Net interest income from external customers by segment and inter-segment net interest income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,557,545	1,961,035	449,835	(208,812)	265,943	36,700	(244,324)	10,817,922
Internal-segment transactions		(9,407)	(65,737)	(6,159)	10,027	(17,139)	88,538	(123)	—

	~~W~~	8,548,138	1,895,298	443,676	(198,785)	248,804	125,238	(244,447)	10,817,922

	2024
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	8,987,390	1,997,334	596,982	(129,874)	170,737	1,207	(221,474)	11,402,302
Inter-segment transactions		1,125	(66,163)	(23,607)	(5,478)	(27,065)	91,393	29,795	—

	~~W~~	8,988,515	1,931,171	573,375	(135,352)	143,672	92,600	(191,679)	11,402,302

	2025
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment (*)	Total
Net interest income from:
External customers (*)	~~W~~	9,330,010	1,997,682	595,111	(142,326)	119,698	(1,078)	(204,641)	11,694,456
Inter-segment transactions		2,800	(50,185)	(22,845)	(4,651)	(17,424)	78,392	13,913	—

	~~W~~	9,332,810	1,947,497	572,266	(146,977)	102,274	77,314	(190,728)	11,694,456

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

8.	Operating segments (continued)

(*)	Consolidated adjustments to net interest income from external customers relate to the fair value measurement of securities and other assets arising from business combination accounting.

(d)	Net fee and commission income from external customers by segment and inter-segment net fees and commission income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fees and commission income from:
External customers	~~W~~	794,021	1,019,262	507,109	2,151	14,917	309,746	—	2,647,206
Internal-segment transactions		(45,977)	(50,597)	(6,668)	(5,361)	2,546	81,376	24,681	—

	~~W~~	748,044	968,665	500,441	(3,210)	17,463	391,122	24,681	2,647,206

	2024
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fee and commission income from:
External customers	~~W~~	911,057	984,884	541,673	3,561	15,910	257,789	—	2,714,874
Inter-segment transactions		(43,148)	(50,365)	(5,763)	(7,941)	1,532	79,168	26,517	—

	~~W~~	867,909	934,519	535,910	(4,380)	17,442	336,957	26,517	2,714,874

	2025
	Banking		Credit card	Securities	Insurance	Credit	Others	Consolidation adjustment	Total
Net fee and commission income from:
External customers	~~W~~	1,087,979	817,107	697,178	1,310	22,216	295,421	—	2,921,211
Inter-segment transactions		(36,452)	(53,222)	(7,014)	(10,124)	743	82,067	24,002	—

	~~W~~	1,051,527	763,885	690,164	(8,814)	22,959	377,488	24,002	2,921,211

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

8.	Operating segments (continued)

(e)	Financial information of geographical area

i)	Operating income from external customers for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Domestic	~~W~~	5,088,487	5,180,020	5,642,133
Overseas (*)		1,012,363	1,278,650	1,381,224

	~~W~~	6,100,850	6,458,670	7,023,357

(*)
These are cases where revenue from external customers attributed to specific foreign countries is material, with Vietnam and Japan as relevant cases. As of December 31, 2023, 2024 and 2025, operating income recognized for Vietnam amounted to
~~W~~
275,581 million,
~~W~~
332,717 million and
~~W~~
 332,114 million, respectively. For Japan, it amounted to
~~W~~
187,466 million,
~~W~~
218,393 million and
~~W~~
256,027 million, respectively.

ii)	Non-current assets as of December 31, 2024 and 2025 are as follows:

	2024		2025
Domestic	~~W~~	10,185,952	9,797,256
Overseas		419,469	860,708

	~~W~~	10,605,421	10,657,964

(*)	Non-current assets comprise property and equipment, investment properties, and intangible assets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

9.	Cash and due from banks at amortized cost

(a)	Cash and due from banks at amortized cost as of December 31, 2024 and 2025 are as follows:

	2024		2025
Cash	~~W~~	2,296,962	2,882,978
Deposits denominated in Korean won:
Reserve deposits		11,594,266	8,164,072
Time deposits		2,198,645	893,222
Certificate of deposit		—	19,434
Other		3,365,689	4,286,250

		17,158,600	13,362,978

Deposits denominated in foreign currency:
Deposits		14,934,942	16,942,214
Time deposits		3,956,971	3,908,381
Other		2,199,579	2,662,154

		21,091,492	23,512,749

Allowance for credit losses		(21,342)	(16,100)

	~~W~~	40,525,712	39,742,605

(b)	Restricted due from banks in accordance with related regulations or acts as of December 31, 2024 and 2025 are as follows:

	2024		2025	Related regulations or acts
Deposits denominated in Korean won:
Reserve deposits	~~W~~	11,594,266	8,164,072	Article 55 of the Bank of Korea Act
Other		1,978,415	1,727,588	Article 74 of the Capital Markets and Financial Investment Business Act, etc.

		13,572,681	9,891,660

Deposits denominated in foreign currency		11,046,189	8,367,341	Articles of the Bank of Korea Act, New York State Banking Act, derivatives related, etc.

	~~W~~	24,618,870	18,259,001

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

9.	Cash and due from banks at amortized cost (continued)

(c)	The details of early redemptions of deposits measured at amortized cost during the year ended December 31, 2025 are as follows:

	Carrying amount (*1)		Gain (loss) from redemption (*2)
Installment savings	~~W~~	137,975	1,639
Time deposits		33,186	(6,070)

(*1)	The carrying amount includes accrued interest of ~~W~~ 65,737 million.
(*2)
During the year ended December 31, 2025, certain installment savings and time deposits were early redeemed due to the issuer’s early termination and the closure of operations, respectively, and were derecognized.

10.	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss as of December 31, 2024 and 2025 are as follows:

	2024		2025
Securities:
Debt instruments
Governments	~~W~~	8,983,699	8,933,644
Financial institutions		11,127,785	8,572,717
Corporations		12,579,941	15,340,624
Stocks with put option		691,684	620,258
Equity investment with put option		5,483,075	5,737,916
Beneficiary certificates		14,414,681	16,068,876
Commercial papers		9,270,928	8,605,755
CMA		1,613,961	3,694,196
Others (*)		2,840,070	3,530,206

		67,005,824	71,104,192

Equity instruments
Stocks		2,954,653	4,370,515
Equity investment		6,680	5,981
Others		135,995	492,905

		3,097,328	4,869,401

Gold/silver deposits		128,297	623,668

	~~W~~	70,231,449	76,597,261

Loans		1,879,946	1,415,254
Due from banks		35,450	40,862

	~~W~~	72,146,845	78,053,377

(*)	As of December 31, 2024 and 2025, restricted deposits for customer deposit claims (trusts) amount to ~~W~~ 1,731,224 million and ~~W~~ 2,965,469 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives

(a)	The notional amounts of derivatives outstanding as of December 31, 2024 and 2025 are as follows:

	2024		2025
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	167,805,176	186,552,883
Currency swaps		59,641,567	68,522,136
Currency options		2,182,530	3,410,253

		229,629,273	258,485,272
Exchange traded:
Currency futures		1,534,764	1,982,556

		231,164,037	260,467,828

Interest rates related:
Over the counter:
Interest rate forwards and swaps		57,169,341	65,847,009
Interest rate options		825,057	926,000

		57,994,398	66,773,009
Exchange traded:
Interest rate futures		4,875,687	3,962,031
Interest rate swaps (*)		142,194,805	175,593,544

		147,070,492	179,555,575

		205,064,890	246,328,584

Credit related:
Over the counter:
Credit swaps		4,231,106	5,079,897
Total return swaps		809,987	841,964

		5,041,093	5,921,861

Equity related:
Over the counter:
Equity swaps and forwards		5,975,657	2,811,480
Equity options		2,923,962	2,283,749

		8,899,619	5,095,229
Exchange traded:
Equity futures		1,600,342	1,357,692
Equity options		452,322	492,549

		2,052,664	1,850,241

		10,952,283	6,945,470

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

	2024		2025
Commodity related:
Over the counter:
Commodity swaps and forwards		2,121,686	1,698,190
Exchange traded:
Commodity futures		172,899	249,235

		2,294,585	1,947,425

Hedge:
Currency forwards		4,345,149	3,713,759
Currency swaps		7,993,851	9,059,479
Interest rate forwards and swaps		13,219,417	13,612,757
Equity options		18,750	—

		25,577,167	26,385,995

	~~W~~	480,094,055	547,997,163

(*)	The notional amounts of derivatives outstanding that are to be settled in the ‘Central Counter Party (CCP)’system.

(b)	Fair values of derivatives as of December 31, 2024 and 2025 are as follows:

	2024			2025
	Assets		Liabilities	Assets	Liabilities
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	5,731,971	3,887,398	3,384,263	2,215,089
Currency swaps		2,299,084	3,823,249	1,703,067	2,625,865
Currency options		24,230	25,700	9,043	18,497

		8,055,285	7,736,347	5,096,373	4,859,451
Exchange traded:
Currency futures		1,527	828	107	3,365

		8,056,812	7,737,175	5,096,480	4,862,816

Interest rates related:
Over the counter:
Interest rate forwards and swaps		734,284	859,402	817,433	754,732
Interest rate options		1,157	28,907	—	29,468

		735,441	888,309	817,433	784,200
Exchange traded:
Interest rate futures		2,929	675	1,605	808

		738,370	888,984	819,038	785,008

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

	2024			2025
	Assets		Liabilities	Assets	Liabilities
Credit related:
Over the counter:
Credit swaps		40,325	5,208	40,643	7,187
Total return swaps		467,352	4,556	458,469	6,510

		507,677	9,764	499,112	13,697

Equity related:
Over the counter:
Equity swap and forwards		96,841	137,399	43,121	48,500
Equity options		95,173	112,088	5,880	17,480

		192,014	249,487	49,001	65,980
Exchange traded:
Equity futures		1,228	13,302	10,401	663
Equity options		66,177	4,274	43,595	24,835

		67,405	17,576	53,996	25,498

		259,419	267,063	102,997	91,478

Commodity related:
Over the counter:
Commodity swaps and forwards		914	129,833	11,044	110,854
Exchange traded:
Commodity futures		13,704	3,642	8,188	8,550

		14,618	133,475	19,232	119,404

Hedge:
Currency forwards		12,100	213,015	18,997	176,304
Currency swaps		539,015	181,413	521,120	344,888
Interest rate forwards and swaps		151,246	623,702	76,974	627,251
Equity options		—	3,941	—	—

		702,361	1,022,071	617,091	1,148,443

	~~W~~	10,279,257	10,058,532	7,153,950	7,020,846

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

(c)	Gains or losses on valuation of derivatives for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Foreign currency related:
Over the counter:
Currency forwards	~~W~~	36,890	1,734,704	273,413
Currency swaps		135,712	(1,739,525)	(28,745)
Currency options		1,355	4,392	7,388

		173,957	(429)	252,056
Exchange traded:
Currency futures		(955)	804	(3,258)

		173,002	375	248,798

Interest rates related:
Over the counter:
Interest rate forwards and swaps		181,987	115,234	187,839
Interest rate options		(2,886)	(2,413)	1,476

		179,101	112,821	189,315
Exchange traded:
Interest rate futures and others		(9,511)	2,253	152

		169,590	115,074	189,467

Credit related:
Over the counter:
Credit swaps		53,042	44,223	(5,507)
Total return swaps		—	—	9,912

		53,042	44,223	4,405

Equity related:
Over the counter:
Equity swap and forwards		(19,934)	(61,607)	30,008
Equity options		(159,324)	28,708	6,807

		(179,258)	(32,899)	36,815
Exchange traded:
Equity futures		50,009	(12,093)	9,935
Equity options		(13,929)	1,085	(5,036)

		36,080	(11,008)	4,899

		(143,178)	(43,907)	41,714

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

	2023		2024	2025
Commodity related:
Over the counter:
Commodity swaps and forwards		37,027	(43,643)	26,502
Commodity options		1,516	—	—

		38,543	(43,643)	26,502
Exchange traded:
Commodity futures		1,484	10,062	(362)

		40,027	(33,581)	26,140

Hedge		327,016	242,379	(264,572)

	~~W~~	619,499	324,563	245,952

(d)	Gains and losses related to hedge

i)
The amounts recognized in profit or loss and the related account categories arising from hedging ineffectiveness of fair value hedges for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
	Gains and losses on hedged items designated in fair value hedges		Gains and losses on hedging instruments designated as fair value hedges	Hedging ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(271,425)	282,835	11,410
Foreign exchange risk (*1)		4,102	(5,264)	(1,162)

	~~W~~	(267,323)	277,571	10,248

	2024
	Gains and losses on hedged items designated in fair value hedges		Gains and losses on hedging instruments designated as fair value hedges	Hedging ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(45,264)	42,787	(2,477)
Foreign exchange risk (*1)		44,094	(46,382)	(2,288)
Other price risk (*1)		(1,548)	1,109	(439)

	~~W~~	(2,718)	(2,486)	(5,204)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

	2025
	Gains and losses on hedged items designated in fair value hedges		Gains and losses on hedging instruments designated as fair value hedges	Hedging ineffectiveness recognized in profit or loss (*2)
Fair value hedges:
Interest rate risk (*1)	~~W~~	(120,061)	138,277	18,216
Foreign exchange risk (*1)		278	14,686	14,964
Other price risk (*1)		(4,357)	3,941	(416)

	~~W~~	(124,140)	156,904	32,764

(*1)	The related account categories are presented in the amounts of interest rate swap assets and liabilities, currency forward assets and liabilities, and equity option liabilities.
(*2)	Hedging ineffectiveness represents the difference between the changes in fair value of the hedging instruments and the hedged items.

ii)
Due to the hedging ineffectiveness of cash flow risk and net investment in foreign operations for the years ended December 31, 2023, 2024 and 2025, the amounts recognized in the profit or loss and other comprehensive income are as follows:

	2023
	Gains (losses) on hedges recognized in other comprehensive income		Hedging ineffectiveness recognized in profit or loss (*2)	Amounts reclassified from cash flow hedge reserve to profit or loss
Cash flow hedges:
Interest rate risk (*1)	~~W~~	99,268	(512)	(1,760)
Foreign exchange risk (*1)		(10,294)	(7,069)	(25,698)
Discontinuation of cash flow hedges		(5,531)	—	14,659
Hedge of net investments:
Foreign exchange risk (*1)		(3,903)	3,673	—

	~~W~~	79,540	(3,908)	(12,799)

	2024
	Gains (losses) on hedges recognized in other comprehensive income		Hedging ineffectiveness recognized in profit or loss (*2)	Amounts reclassified from cash flow hedge reserve to profit or loss
Cash flow hedges:
Interest rate risk (*1)	~~W~~	89,293	(5,034)	(151)
Foreign exchange risk (*1)		2,548	(6,184)	210,424
Discontinuation of cash flow hedges		(39,621)	—	47,957
Hedge of net investments:
Foreign exchange risk (*1)		(221,221)	(1,191)	—

	~~W~~	(169,001)	(12,409)	258,230

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

	2025
	Gains (losses) on hedges recognized in other comprehensive income		Hedging ineffectiveness recognized in profit or loss (*2)	Amounts reclassified from cash flow hedge reserve to profit or loss
Cash flow hedges:
Interest rate risk (*1)	~~W~~	(209,145)	(8,743)	1,567
Foreign exchange risk (*1)		(35,688)	2,776	(160,443)
Discontinuation of cash flow hedges		1,532	—	(28)
Hedge of net investments:
Foreign exchange risk (*1)		59,096	21,422	—

	~~W~~	(184,205)	15,455	(158,904)

(*1)	The related account categories are presented in the amounts of interest rate swap assets and liabilities, currency forward assets and liabilities and borrowings.
(*2)	Hedging ineffectiveness represents the difference between the changes in fair value of the hedging instruments and the hedged items.

(e)	Effect of hedge accounting on the consolidated financial statements, statement of comprehensive income, statement of changes in equity

i)	Hedging purpose and strategy
The Group transacts with derivative financial instruments to hedge its interest rate risk, currency risk and stock price fluctuation risk arising from the assets and liabilities of the Group. The Group applies the fair value hedge accounting for the changes in the market interest rates, foreign exchange rates and stock price of the Korean won structured notes, foreign currency financial debentures, Korean won structured deposits, foreign currency investment receivables and beneficiary securities in foreign currency; and cash flow hedge accounting for forward interest rate, interest rate swaps, forward currency and currency swaps to hedge cash flow risk due to interest rates and foreign exchange rates of the Korean won debt, foreign currency debt, foreign currency structured deposits, the Korean won bonds and foreign currency bonds, etc. In addition, in order to hedge the exchange rate risk of the net investment in overseas business, the Group applies the net investment hedge accounting for foreign operations using currency forward and non-derivative
financial instruments.

ii)	The notional amounts and the average hedge ratios for hedging instruments as of December 31, 2024 and 2025 are as follows:

	2024
	1 year or less		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest rate risk:
Notional values:	~~W~~	910,440	2,621,365	1,943,818	2,350,027	1,161,927	4,231,840	13,219,417
Average price condition (*1)		3.43%	3.07%	4.08%	4.82%	4.17%	3.60%	3.82%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk: (*2)
Notional values:	~~W~~	4,319,632	2,421,806	3,072,483	2,870,442	1,059,147	447,703	14,191,213
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Other price risk: (*3)
Notional values:	~~W~~	—	—	18,750	—	—	—	18,750
Average hedge ratio:		—	—	100%	—	—	—	100%

(*1)	Interest rate swaps consist of 3M CD, USD SOFR, 3M Euribor, and 3M AUD Bond.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

(*2)	The average exchange rates of net investment hedge instruments are USD/KRW 1,280.52, JPY/KRW 9.25, EUR/KRW 1,402.37, GBP/KRW 1,561.57, AUD/KRW 892.94, CAD/KRW 991.06, CNY/KRW 189.50, SEK/KRW 127.54.
(*3)	The equity option, which has an exercise price of ~~W~~ 324,027.

	2025
	1 year or less		1~2 years	2~3 years	3~4 years	4~5 years	More than 5 years	Total
Interest rate risk:
Notional values:	~~W~~	2,485,060	2,219,475	2,553,701	2,008,399	450,481	3,895,641	13,612,757
Average price condition (*1)		1.86%	1.60%	1.75%	1.73%	1.14%	0.42%	1.34%
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%
Exchange risk: (*2)
Notional values:	~~W~~	4,344,598	3,288,511	3,353,841	1,941,689	992,587	747,109	14,668,335
Average hedge ratio:		100%	100%	100%	100%	100%	100%	100%

(*1)	Interest rate swaps consist of 3M CD, USD SOFR, 3M USD Libor, 3M Euribor, 3M AUD Bond and 3M JPY TONAR.
(*2)	The average exchange rates of net investment hedge instruments are USD/KRW 1,307.41 , JPY/KRW 9.43 , EUR/KRW 1,487.33 , GBP/KRW 1,568.02 , AUD/KRW 896.37 , CAD/KRW 999.37 and SEK/KRW 131.64 .

iii)	The effect of hedging derivatives on the consolidated statements of financial position, comprehensive income, and changes in equity as of December 31, 2023, 2024 and 2025 is as follows:

	2023
	Notional amount		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,112,789	65,787	614,219	246,594
Currency forward		308,117	2,949	791	(327)
Cash flow hedges
Interest rate swap		2,356,791	53,830	90,676	99,442
Currency swap		4,448,030	111,024	99,093	(21,649)
Currency forward		1,150,734	12,593	30,925	2,170
Hedge of net investments in foreign operations
Currency forward		683,382	6,038	2,776	4,537
Borrowings		1,466,795	—	1,462,329	(4,767)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

	2024
	Notional amount		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,347,033	57,685	579,563	42,787
Currency forward		429,939	—	39,395	(46,382)
Equity options		18,750	—	3,941	1,109
Cash flow hedges
Interest rate swap		2,872,383	93,562	44,139	60,694
Currency swap		7,993,851	539,015	181,413	314,114
Currency forward		1,723,440	2,087	138,694	(104,727)
Hedge of net investments in foreign operations
Currency forward		2,191,770	10,013	34,926	(41,071)
Borrowings		1,852,212	—	1,848,316	(181,341)

	2025
	Notional amount		Carrying amount of assets (*)	Carrying amount of liabilities (*)	Changes in fair value in the period
Fair value hedges
Interest rate forward and swap	~~W~~	10,339,461	45,898	431,007	138,277
Currency forward		434,282	1,079	14,708	14,686
Equity options		—	—	—	3,941
Cash flow hedges
Interest rate swap		3,273,296	31,076	196,244	(214,598)
Currency swap		9,059,478	521,120	344,888	(218,169)
Currency forward		1,898,541	1,104	161,596	34,038
Hedge of net investments in foreign operations
Currency forward		1,380,935	16,814	—	51,154
Borrowings		1,895,100	—	1,891,783	29,364

(*)	The related account categories are presented as interest rate swap assets / liabilities and currency forward assets / liabilities etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

iv)	The effect of hedged items on the consolidated statements of financial position, comprehensive income, and changes in equity as of December 31, 2023, 2024 and 2025 is as follows:

	2023
	Carrying amount of assets (*)		Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	685,340	9,224,390	41,643	(579,315)	(240,965)	—	—
Foreign exchange risk Securities in foreign currency		544,706	—	—	—	1,313	—	—
Other price risk Loans		5,809	—	(1,548)	—	(1,548)	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		641,750	1,029,542	—	—	(11,068)	26,648	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,490,098	2,342,230	—	—	69,784	(17,812)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	3,903	—	(36,931)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

	2024
	Carrying amount of assets (*)		Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	996,275	9,167,678	11,271	(540,967)	(45,264)	—	—
Foreign exchange risk Securities in foreign currency		480,273	—	—	—	44,094	—	—
Other price risk Loans		5,809	—	(1,548)	—	(1,548)	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		357,441	749,708	—	—	(3,449)	25,943	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		2,971,800	5,045,127	—	—	773,828	(8,638)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	221,221	—	184,291

	2025
	Carrying amount of assets (*)		Carrying amount of liabilities (*)	Assets of Cumulative fair value hedge adjustment	Liabilities of Cumulative fair value hedge adjustment	Changes of fair value in the year	Cash flow hedge reserve	Foreign currency translation reserves
Fair value hedges
Interest rate risk Borrowings and others	~~W~~	1,217,304	8,984,247	(7,991)	(373,328)	(120,061)	—	—
Foreign exchange risk Securities in foreign currency		380,113	—	—	—	278	—	—
Other price risk Loans		—	—	(5,905)	—	(4,357)	—	—
Cash flow hedges
Interest rate risk Debentures in won and debentures in foreign currency		438,011	349,941	—	—	2,303	(187,801)	—
Foreign exchange risk Debentures in foreign currency and loans in foreign currency		3,629,809	6,030,836	—	—	234,512	(57,429)	—
Hedge of net investments in foreign operations
Foreign exchange risk Net assets in foreign operation		—	—	—	—	(59,096)	—	125,194

(*)	The related account categories are presented in the amounts of borrowings, bonds, and others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

11.	Derivatives (continued)

(f)
The effect of credit risk mitigation for derivatives, measured based on collateral held, including deposits and securities, is
~~W~~
1,614,291 million and
~~W~~
1,550,509 million as of December 31, 2024 and 2025, respectively.

12.	Securities at fair value through other comprehensive income and securities at amortized cost

(a)	Details of securities at FVOCI and securities at amortized cost as of December 31, 2024 and 2025 are as follows:

	2024		2025
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	42,463,118	44,038,340
Financial institutions bonds		25,983,405	35,435,282
Corporate bonds and others		23,569,687	21,809,284

		92,016,210	101,282,906

Equity securities (*):
Stocks		1,594,019	1,830,922
Equity investments		4,367	594
Others		190,773	102,528

		1,789,159	1,934,044

		93,805,369	103,216,950

Securities at amortized cost:
Debt securities:
Government bonds		21,808,057	22,779,176
Financial institutions bonds		3,787,661	1,837,790
Corporate bonds and others		7,720,281	7,327,402

		33,315,999	31,944,368

	~~W~~	127,121,368	135,161,318

(*)	The equity securities are designated as FVOCI, as the Group has exercised the FVOCI option for reasons including policy-driven holding requirements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Changes in carrying amount of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Debt securities at FVOCI				Debt securities at amortized cost
	12-month expected credit losses		Life time expected credit losses	Total	12-month expected credit losses	Life time expected credit losses	Total
Beginning balance	~~W~~	88,545,051	91,949	88,637,000	35,690,387	7,523	35,697,910
Transfer (from) to 12-month expected credit losses		3,798	(3,798)	—	—	—	—
Transfer (from) to lifetime expected credit losses		—	—	—	—	—	—
Net increase (decrease) (*)		3,406,603	(27,393)	3,379,210	(2,367,844)	(3,879)	(2,371,723)

Ending balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187

	2025
	Debt securities at FVOCI				Debt securities at amortized cost
	12-month expected credit losses		Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total
Beginning balance	~~W~~	91,955,452	60,758	92,016,210	33,322,543	3,644	33,326,187
Transfer (from) to 12-month expected credit losses		5,276	(5,276)	—	—	—	—
Transfer (from) to lifetime expected credit losses		(2,939)	2,939	—	—	—	—
Net increase (decrease) (*)		9,298,286	(31,590)	9,266,696	(1,369,484)	(3,644)	(1,373,128)

Ending balance	~~W~~	101,256,075	26,831	101,282,906	31,953,059	—	31,953,059

(*)
Includes the effects of purchases, disposals, redemptions, valuations, changes in foreign exchange rates, and the amortization of fair value adjustments recognized through business combination accounting, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(c)	Changes in allowance for credit loss of debt securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Debt securities at FVOCI				Debt securities at amortized cost
	12-month expected credit losses		Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total
Beginning balance	~~W~~	41,568	909	42,477	11,283	140	11,423
Transfer (from) to 12-month expected credit losses		14	(14)	—	—	—	—
Transfer (from) to lifetime expected credit losses		—	—	—	—	—	—
Provision (Reversal)		(2,279)	(420)	(2,699)	(1,515)	(97)	(1,612)
Disposal and others (*)		(1,053)	(379)	(1,432)	369	8	377

Ending balance	~~W~~	38,250	96	38,346	10,137	51	10,188

	2025
	Debt securities at FVOCI				Debt securities at amortized cost
	12-month expected credit losses		Lifetime expected credit losses	Total	12-month expected credit losses	Lifetime expected credit losses	Total
Beginning balance	~~W~~	38,250	96	38,346	10,137	51	10,188
Transfer (from) to 12-month expected credit losses		17	(17)	—	—	—	—
Transfer (from) to lifetime expected credit losses		(3)	3	—	—	—	—
Provision (Reversal)		23,479	2,437	25,916	(1,196)	(47)	(1,243)
Disposal and others (*)		(3,981)	20	(3,961)	(250)	(4)	(254)

Ending balance	~~W~~	57,762	2,539	60,301	8,691	—	8,691

(*)	Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

(d)	Gains and losses on disposal of securities at fair value through other comprehensive income and securities at amortized cost for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Gain on disposal of securities at FVOCI	~~W~~	50,793	197,708	287,564
Loss on disposal of securities at FVOCI		(180,368)	(137,448)	(93,952)
Gain on disposal of securities at amortized cost (*)		358	—	2
Loss on disposal of securities at amortized cost (*)		(107)	(23,155)	(58)

	~~W~~	(129,324)	37,105	193,556

(*)
The disposal of securities measured at amortized cost was driven by the exercise of early redemption options by the issuers and by the objective of securing additional asset duration for asset-liability management in response to changes in the interest rate environment.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

12.	Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(e)	Income or loss on equity securities at fair value through other comprehensive income

i)
The Group recognized dividends, amounting to
~~W~~
60,139,
~~W~~
86,107 million and
~~W~~
71,328 million, related to equity securities designated at fair value through other comprehensive income for the years ended December 31,
2023,
2024 and 2025, respectively.

ii)	The details of disposal of equity securities designated at fair value through other comprehensive income for the years ended December 31, 2024 and 2025 are as follows:

	Fair value at the date of disposal			Cumulative net gain at the time of disposal
	2024		2025	2024	2025
Stocks	~~W~~	106,810	155,004	9,429	4,467
Contingent convertible bonds		3,023	1,687	5	11

	~~W~~	109,833	156,691	9,434	4,478

(*)	The reason for the disposal of stocks at fair value through other comprehensive income is the disposal of stocks acquired through debt-to-equity swaps, among others.

13.	Loans at amortized cost, etc.

(a)	The composition of loans at amortized cost by customer as of December 31, 2024 and 2025 is as follows:

	2024		2025
Retail loans	~~W~~	166,140,123	173,568,321
Corporate loans (*)		251,011,516	259,593,754
Public and other loans		5,253,071	4,845,465
Loans between banks		1,946,442	1,691,536
Credit card receivables		28,894,371	28,653,978

		453,245,523	468,353,054

Discount		(29,923)	(26,251)
Deferred loan origination costs		645,569	727,749

		453,861,169	469,054,552
Less: Allowance for credit loss		(4,565,931)	(4,280,672)

	~~W~~	449,295,238	464,773,880

(*)	Includes SOHO loans, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

13.	Loans at amortized cost, etc. (continued)

(b)	Changes in the carrying amount of loans at amortized cost, etc. for the years ended December 31, 2024 and 2025 are as follows:
i) Loans at amortized cost

	2024
	Retail				Corporate			Credit card			Others
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	145,441,757	9,390,209	794,050	181,802,456	41,746,140	1,548,844	23,294,631	4,110,407	645,603	6,444,509	826,979	24,447	416,070,032
Transfer (from) to 12-month expected credit losses		3,147,209	(3,133,165)	(14,044)	8,633,328	(8,567,306)	(66,022)	59,878	(59,830)	(48)	30,878	(30,878)	—	—
Transfer (from) to lifetime expected credit losses		(7,176,298)	7,236,219	(59,921)	(14,466,401)	14,506,969	(40,568)	(50,080)	50,133	(53)	(189,201)	189,201	—	—
Transfer (from) to credit-impaired financial assets		(478,797)	(281,842)	760,639	(424,077)	(611,269)	1,035,346	(19,995)	(12,913)	32,908	(43)	(9,600)	9,643	—
Net increase (decrease) (*1)		12,578,349	(843,971)	18,273	24,466,147	2,178,224	893,286	1,320,926	(481,264)	1,008,038	(303,276)	50,784	6,123	40,891,639
Charge off (*2)		—	—	(393,809)	—	—	(450,932)	—	—	(685,877)	—	—	(5,483)	(1,536,101)
Disposal		—	(2,706)	(200,812)	(33,148)	(190,000)	(761,001)	—	—	(357,581)	—	(410)	(18,743)	(1,564,401)

Ending balance	~~W~~	153,512,220	12,364,744	904,376	199,978,305	49,062,758	2,158,953	24,605,360	3,606,533	642,990	5,982,867	1,026,076	15,987	453,861,169

(*1)	Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,268,898 million, which is written off as of December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

13.	Loans at amortized cost, etc. (continued)

	2025
	Retail				Corporate			Credit card			Others
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	153,512,220	12,364,744	904,376	199,978,305	49,062,758	2,158,953	24,605,360	3,606,533	642,990	5,982,867	1,026,076	15,987	453,861,169
Transfer (from) to 12-month expected credit losses		4,966,815	(4,952,706)	(14,109)	11,474,546	(11,453,191)	(21,355)	1,040,384	(1,040,209)	(175)	127,708	(127,708)	—	—
Transfer (from) to lifetime expected credit losses		(4,600,026)	4,678,174	(78,148)	(15,753,286)	16,008,648	(255,362)	(1,145,956)	1,146,484	(528)	(214,090)	214,091	(1)	—
Transfer (from) to credit- impaired financial assets		(450,753)	(296,548)	747,301	(843,905)	(670,277)	1,514,182	(369,466)	(357,902)	727,368	(10,524)	(920)	11,444	—
Net increase (decrease) (*1)		10,479,493	(2,351,966)	1,694	10,956,888	(1,204,297)	663,429	968,671	(318,368)	450,990	(675,876)	(63,762)	6,175	18,913,071
Charge off (*2)		—	—	(373,347)	—	—	(833,199)	—	—	(806,961)	—	—	(14,410)	(2,027,917)
Disposal		—	(2,672)	(241,633)	(9,998)	(57,522)	(839,847)	—	—	(532,002)	—	—	(8,097)	(1,691,771)

Ending balance	~~W~~	163,907,749	9,439,026	946,134	205,802,550	51,686,119	2,386,801	25,098,993	3,036,538	481,682	5,210,085	1,047,777	11,098	469,054,552

(*1)	Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.
(*2)	The amount of uncollected loans currently in recovery (principal and interest) is ~~W~~ 10,682,802 million, which is written off as of December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

13.	Loans at amortized cost, etc. (continued)

ii) Due from banks at amortized cost and other financial assets

	2024
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	59,409,121	245,916	167,788	59,822,825
Transfer (from) to 12 month expected credit losses		34,752	(34,626)	(126)	—
Transfer (from) to lifetime expected credit losses		(62,021)	62,091	(70)	—
Transfer (from) to credit- impaired financial assets		(8,949)	(21,143)	30,092	—
Net increase (decrease) (*)		2,116,517	(10,556)	205,387	2,311,348
Charge off		—	—	(61,157)	(61,157)
Disposal		(475)	(6,430)	(124,756)	(131,661)

Ending balance	~~W~~	61,488,945	235,252	217,158	61,941,355

	2025
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	61,488,945	235,252	217,158	61,941,355
Transfer (from) to 12 month expected credit losses		33,235	(33,122)	(113)	—
Transfer (from) to lifetime expected credit losses		(50,051)	50,130	(79)	—
Transfer (from) to credit- impaired financial assets		(6,288)	(16,627)	22,915	—
Net increase (decrease) (*)		18,837,706	(14,525)	41,033	18,864,214
Charge off		—	—	(92,749)	(92,749)
Disposal		—	(1,164)	(6,378)	(7,542)

Ending balance	~~W~~	80,303,547	219,944	181,787	80,705,278

(*)	Includes the effects of the issuance, collection, restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

13.	Loans at amortized cost, etc. (continued)

(c)	Changes in the allowance for credit losses on loans at amortized cost, etc. for the years ended December 31, 2024 and 2025 are as follows:
i) Loans at amortized cost

	2024
	Retail				Corporate			Credit card			Others
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	243,266	207,362	283,191	789,050	994,345	628,487	230,286	460,848	462,554	13,372	10,371	7,338	4,330,470
Transfer (from) to 12-month expected credit losses		40,874	(39,258)	(1,616)	140,511	(137,260)	(3,251)	25,333	(25,273)	(60)	85	(85)	—	—
Transfer (from) to lifetime expected credit losses		(24,178)	50,652	(26,474)	(79,310)	86,108	(6,798)	(19,981)	20,177	(196)	(1,310)	1,310	—	—
Transfer (from) to credit- impaired financial assets		(15,753)	(21,007)	36,760	(5,838)	(84,444)	90,282	(2,696)	(4,919)	7,615	—	(60)	60	—
Provision (reversal)		21,772	25,003	392,200	(123,593)	23,937	760,786	30,805	(32,602)	751,753	412	6,016	5,524	1,862,013
Charge off		—	—	(393,809)	—	—	(450,932)	—	—	(685,877)	—	—	(5,483)	(1,536,101)
Amortization of discount		—	—	(13,501)	—	—	(27,710)	—	—	6,180	—	—	—	(35,031)
Disposal		—	(261)	(53,538)	(2,946)	(19,347)	(90,141)	—	—	(257,543)	—	(1)	(1,061)	(424,838)
Collection		—	—	112,627	—	—	75,082	—	—	172,842	—	—	487	361,038
Others (*)		2,552	526	4,251	7,231	9,565	(16,997)	167	24	848	189	24	—	8,380

Ending balance	~~W~~	268,533	223,017	340,091	725,105	872,904	958,808	263,914	418,255	458,116	12,748	17,575	6,865	4,565,931

(*)	Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

13.	Loans at amortized cost, etc. (continued)

	2025
	Retail				Corporate			Credit card			Others
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	268,533	223,017	340,091	725,105	872,904	958,808	263,914	418,255	458,116	12,748	17,575	6,865	4,565,931
Transfer (from) to 12-month expected credit losses		53,827	(51,918)	(1,909)	134,081	(132,826)	(1,255)	84,381	(84,246)	(135)	8,442	(8,442)	—	—
Transfer (from) to lifetime expected credit losses		(18,210)	56,419	(38,209)	(74,530)	80,482	(5,952)	(24,117)	24,486	(369)	(283)	283	—	—
Transfer (from) to credit- impaired financial assets		(17,720)	(26,077)	43,797	(5,712)	(76,398)	82,110	(11,675)	(113,200)	124,875	(45)	(244)	289	—
Provision (reversal)		(22,099)	21,425	251,154	(71,512)	83,178	885,920	(87,645)	132,894	825,064	(10,665)	(2,233)	8,656	2,014,137
Charge off		—	—	(373,347)	—	—	(833,199)	—	—	(806,961)	—	—	(14,410)	(2,027,917)
Amortization of discount		—	—	(11,333)	—	—	(27,865)	—	—	79	—	—	—	(39,119)
Disposal		—	(377)	(66,868)	—	(3,381)	(107,589)	—	—	(371,086)	—	—	(75)	(549,376)
Collection		—	—	195,229	—	—	51,741	—	—	96,413	—	—	412	343,795
Others (*)		(2,369)	(478)	921	(7,497)	(6,213)	(4,283)	316	(1,003)	(6,187)	86	(72)	—	(26,779)

Ending balance	~~W~~	261,962	222,011	339,526	699,935	817,746	998,436	225,174	377,186	319,809	10,283	6,867	1,737	4,280,672

(*)	Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

13.	Loans at amortized cost, etc. (continued)

ii) Due from banks at amortized cost and other financial assets

	2024
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	332,951	15,650	137,968	486,569
Transfer (from) to 12-month expected credit losses		1,262	(1,229)	(33)	—
Transfer (from) to lifetime expected credit losses		(5,414)	5,441	(27)	—
Transfer (from) to credit- impaired financial assets		(178)	(5,715)	5,893	—
Provision		175	629	112,858	113,662
Write-offs		—	—	(61,157)	(61,157)
Disposal		(1)	(38)	(15,028)	(15,067)
Collection		—	—	3,292	3,292
Others (*)		65,689	14	2,644	68,347

Ending balance	~~W~~	394,484	14,752	186,410	595,646

	2025
	12-month expected credit losses		Life time expected credit losses	Impaired financial asset	Total
Beginning balance	~~W~~	394,484	14,752	186,410	595,646
Transfer (from) to 12-month expected credit losses		654	(613)	(41)	—
Transfer (from) to lifetime expected credit losses		(869)	891	(22)	—
Transfer (from) to credit- impaired financial assets		(1,957)	(5,084)	7,041	—
Provision		4,759	507	64,769	70,035
Write-offs		—	—	(92,749)	(92,749)
Disposal		—	(37)	(5,663)	(5,700)
Collection		—	—	2,688	2,688
Others (*)		1,728	(6)	(14,226)	(12,504)

Ending balance	~~W~~	398,799	10,410	148,207	557,416

(*)	Includes the effects of restructuring of loans, debt-to-equity swaps, and changes in foreign exchange rates, among others.

(d)	Changes in deferred loan origination costs for the years ended December 31, 2024 and 2025 are as follows:

	2024		2025
Beginning balance	~~W~~	505,986	645,569
Loan origination		344,963	306,840
Amortization, etc.		(205,380)	(224,660)

Ending balance	~~W~~	645,569	727,749

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

14.	Property and equipment

(a)	Details of property and equipment as of December 31, 2024 and 2025 are as follows:

	2024
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	2,028,761	—	—	2,028,761
Buildings		1,314,682	(565,350)	(10,706)	738,626
Other assets		2,482,527	(1,967,572)	—	514,955
Right-of-use assets		1,717,665	(842,415)	—	875,250

	~~W~~	7,543,635	(3,375,337)	(10,706)	4,157,592

	2025
	Acquisition cost		Accumulated depreciation	Accumulated Impairment	Carrying amount
Land	~~W~~	1,965,541	—	—	1,965,541
Buildings		1,516,346	(605,249)	(11,630)	899,467
Other assets		2,585,776	(2,065,625)	—	520,151
Right-of-use assets		1,782,396	(1,014,369)	—	768,027

	~~W~~	7,850,059	(3,685,243)	(11,630)	4,153,186

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

14.	Property and equipment (continued)

(b)	Changes in property and equipment for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Land		Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,043,119	790,251	532,459	606,475	3,972,304
Acquisition (*1)		40,480	23,661	199,988	624,103	888,232
Disposal (*1)		(500)	(854)	(10,774)	(45,452)	(57,580)
Depreciation (*2)		—	(57,341)	(209,156)	(329,946)	(596,443)
Asset impairment		—	(1,703)	—	53	(1,650)
Amounts transferred from (to) investment property		(61,432)	(16,320)	—	—	(77,752)
Amounts transferred from (to) intangible assets		—	—	2,302	—	2,302
Amounts transferred from (to) non-current assets held for sale (*3)		528	511	—	—	1,039
Amounts transferred from (to) operating lease assets		—	—	80	—	80
Effects of foreign currency adjustments		6,566	421	56	20,017	27,060

Ending balance	~~W~~	2,028,761	738,626	514,955	875,250	4,157,592

(*1)	During the year ended December 31, 2024, ~~W~~ 26,185 million transferred from assets under construction is included.
(*2)	Included in general administrative expense, other operating expense and insurance service expense of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

14.	Property and equipment (continued)

	2025
	Land		Buildings	Others	Right-of-use assets	Total
Beginning balance	~~W~~	2,028,761	738,626	514,955	875,250	4,157,592
Acquisition (*1)		—	46,132	207,342	289,866	543,340
Disposal (*1)		(591)	(740)	(4,478)	(63,119)	(68,928)
Depreciation (*2)		—	(58,376)	(205,579)	(334,935)	(598,890)
Asset impairment		—	(923)	—	—	(923)
Amounts transferred from (to) investment property		(53,772)	48,943	—	—	(4,829)
Amounts transferred from (to) intangible assets		—	—	7,548	—	7,548
Amounts transferred from (to) non-current assets held for sale (*3)		(8,627)	(3,170)	(83)	—	(11,880)
Amounts transferred from(to) operating lease assets		—	—	30	—	30
Effects of foreign currency adjustments		(230)	1,087	340	961	2,158
Effects of business combinations		—	127,888	76	4	127,968

Ending balance	~~W~~	1,965,541	899,467	520,151	768,027	4,153,186

(*1)	During the year ended December 31, 2025, ~~W~~ 36,258 million transferred from assets under construction is included.
(*2)	Included in general administrative expense, other operating expense and insurance service expense of the consolidated statements of comprehensive income.
(*3)	Includes buildings, land, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

14.	Property and equipment (continued)

(c)	Details of insurance coverage for cash, property and equipment, investment properties, and assets held for sale as of December 31, 2025 are as follows:

	2025
Type of insurance	Insured assets and objects	Amount covered		Insurance company
Comprehensive insurance for financial institutions	Cash (including ATM)	~~W~~	29,500	Samsung Fire & Marine Insurance Co., Ltd., etc.
Comprehensive Property insurance	Property Total Risk, Machine Risk, General Liability Collateral		1,430,372	Samsung Fire & Marine Insurance Co., Ltd., etc.
Fire insurance	Business property and real estate		20,008	Hanwha General Insurance Co., Ltd., etc.
Compensation liability insurance for officers	Officer liability of executives		46,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash and securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Personal information liability insurance	—		26,090	DB Insurance Co., Ltd., etc.
Others (*)	—		169,677	Samsung Fire & Marine Insurance Co., Ltd., etc.

(*)	In addition to the insurance described above, the Group maintains automobile insurance, medical insurance for employees, property damage insurance, and workers’ compensation insurance, etc.

15.	Intangible assets

(a)	Details of intangible assets as of December 31, 2024 and 2025 are as follows:

	2024		2025
Goodwill	~~W~~	4,665,417	4,656,673
Software		235,229	251,178
Development cost		677,572	543,993
Others		541,915	441,314

	~~W~~	6,120,133	5,893,158

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

15.	Intangible assets (continued)

(b)	Changes in intangible assets for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,677,204	259,233	464,638	816,871	6,217,946
Acquisition		—	67,077	196,292	110,230	373,599
Disposal and write-off		—	(2,822)	(418)	(8,383)	(11,623)
Amounts transferred from (to) property and equipment		—	—	(2,302)	—	(2,302)
Amounts transferred within intangible assets		—	905	165,761	(166,666)	—
Impairment (*1)		(24,513)	—	(715)	(128)	(25,356)
Amortization (*2)		—	(96,335)	(179,302)	(174,341)	(449,978)
Effects of changes in foreign exchange rate		12,726	7,171	33,618	(35,668)	17,847

Ending balance	~~W~~	4,665,417	235,229	677,572	541,915	6,120,133

(*1)
Goodwill impairment incurred from the cash-generating unit of security sector at Shinhan Securities Vietnam Co., Ltd. and other sector at Shinhan Asset Trust Co., Ltd. As a result of the impairment test for goodwill of Shinhan Securities Vietnam Co., Ltd., the Group recognized an impairment loss amounting to
~~W~~
1,298 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the reduced trading volume and trading value on the Vietnamese stock market, caused by the global high interest rate environment and domestic and external economic recessions. In addition, as a result of the impairment test for goodwill of Shinhan Asset Trust Co., Ltd., the Group recognized an impairment loss amounting to
~~W~~
 23,215 million for the carrying amount exceeding the recoverable amount of the CGU. This is due to the decrease in recoverable amounts resulting from the deterioration of the business environment caused by the slowdown in the real estate and construction sectors. The amount of impairment loss recognized is included in the non-operating
expenses, of the consolidated statement of comprehensive income.

(*2)	Included in general administrative expense, other operating expense, and insurance service expense of the consolidated statements of comprehensive income.

	2025
	Goodwill		Software	Development cost	Others	Total
Beginning balance	~~W~~	4,665,417	235,229	677,572	541,915	6,120,133
Acquisition		—	108,624	82,897	96,635	288,156
Disposal and write-off		—	(969)	(180)	(13,818)	(14,967)
Amounts transferred from (to) property and equipment		—	—	(7,548)	—	(7,548)
Amounts transferred within intangible assets		—	(2,252)	—	—	(2,252)
Impairment (*1)		—	(499)	—	(297)	(796)
Amortization (*2)		—	(94,261)	(210,459)	(173,974)	(478,694)
Effects of changes in foreign exchange rate		(8,744)	5,306	1,711	(9,147)	(10,874)

Ending balance	~~W~~	4,656,673	251,178	543,993	441,314	5,893,158

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

15.	Intangible assets (continued)

(*1)	Included in the non-operating expenses of the consolidated statement of comprehensive income.
(*2)	Included in general administrative expense, other operating expense, and insurance service expense of the consolidated statements of comprehensive income.
(c)	Goodwill

i)	Goodwill allocated to the Group’s Cash-Generating Units (CGUs) as of December 31, 2024 and 2025 is as follows:

	2024		2025
Banking	~~W~~	771,156	769,304
Credit card		2,901,502	2,894,610
Life insurance		850,238	850,238
Others		142,521	142,521

	~~W~~	4,665,417	4,656,673

ii)	Goodwill impairment test
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
Discount rates before tax and terminal growth rates applied to each CGU are as follows:

	Discount rate before tax (%)	Terminal growth rate (%)
Banking	8.4 ~ 15.6	0.0 ~ 2.0
Credit card	10.0 ~ 15.3	1.0 ~ 2.0
Others	9.1 ~ 11.2	1.0
In case of the life insurance CGU, a term structure discount rate of 2.78% ~4.30% was applied for each future period corresponding to future cash flows for 99 years.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

15.	Intangible assets (continued)

ii-4) Key assumptions
Key assumptions used in the discounted cash flow calculations of CGUs (other than life insurance components) are as follows:

	2025	2026	2027	2028	2029	2030
CPI growth (%)	2.1	1.7	1.8	2.1	1.9	1.9
Private consumption growth (%)	0.8	1.1	1.6	1.9	2.1	2.1
Real GDP growth (%)	0.8	1.4	1.7	2.0	2.1	2.1
Key assumptions used in the discounted cash flow calculations of life insurance (Shinhan Life Insurance Co., Ltd.) components are as follows:

Key assumptions
Consumer price index growth rate (Bank of Korea) (%)	2.0
Risk-based confidence level (%)	99.5
ii-5) The total recoverable amount and total carrying amount of CGUs to which goodwill has been allocated are as follows:

	Amount
Total recoverable amount	~~W~~	63,569,922
Total carrying amount		55,556,858

	~~W~~	8,013,064

16.	Investments in associates

(a)	Investments in associates as of December 31, 2024 and 2025 are as follows:

Investees	Country	Reporting date	Ownership (%)
			2024	2025
BNP Paribas Cardif Life Insurance (*1), (*7)	Korea	September 30	14.99	14.99
Shinhan-Neoplux Energy Newbiz Fund	Korea	December 31	31.66	31.66
Shinhan-Albatross tech investment Fund (*1)	Korea	November 30	50.00	50.00
VOGO Debt Strategy Qualified IV Private	Korea	December 31	20.00	20.00
Shinhan-Midas Donga Secondary Fund	Korea	December 31	50.00	50.00
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Korea	December 31	24.00	24.00
Shinhan Praxis K-Growth Global Private Equity Fund (*7)	Korea	December 31	14.15	14.15
Kiwoom Milestone Professional Private Real Estate Trust 19	Korea	December 31	50.00	50.00
Shinhan Global Healthcare Fund 1 (*7)	Korea	December 31	3.13	4.41
KB NA Hickory Private Special Asset Fund (*5)	Korea	—	37.50	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2	Korea	December 31	44.02	44.02

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2024	2025
Shinhan-Nvestor Liquidity Solution Fund	Korea	December 31	24.92	24.92
Shinhan AIM FoF Fund 1-A	Korea	December 31	25.00	25.00
IGIS Global Credit Fund 150-1	Korea	December 31	25.00	25.00
Nomura-Rifa Private Real Estate Investment Trust 19	Korea	December 31	31.20	31.20
Genesis North America Power Company No.1 PEF	Korea	December 31	43.84	43.84
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3 (*5)	Korea	—	23.33	—
Korea Finance Security Co., Ltd. (*1), (*7)	Korea	September 30	14.91	14.91
MIEL Co., Ltd. (*2)	Korea	December 31	28.77	28.77
AIP Transportation Specialized Privately Placed Fund Trust #1	Korea	December 31	35.73	35.73
Kiwoom-Shinhan Innovation Fund I	Korea	December 31	50.00	50.00
Samchully Midstream Private Placement Special Asset Fund 5-4	Korea	December 31	41.67	41.67
MK Ventures-K Clavis Growth Capital Venture Fund 1	Korea	December 31	26.67	26.67
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37 (*4)	Korea	December 31	60.00	60.00
Milestone Private Real Estate Fund 3	Korea	December 31	32.06	32.06
Nomura-Rifa Private Real Estate Investment Trust 31	Korea	December 31	31.31	31.31
FuturePlay-Shinhan TechInnovation Fund 1	Korea	December 31	50.00	50.00
Stonebridge Corporate 1st Fund (*5)	Korea	—	44.12	—
Vogo Realty Partners Private Real Estate Fund V	Korea	December 31	21.64	21.64
Korea Credit Bureau (*1), (*7)	Korea	September 30	9.00	9.00
Goduck Gangil1 PFV Co., Ltd. (*1), (*7)	Korea	September 30	1.04	1.04
SBC PFV Co., Ltd. (*1), (*7), (*8)	Korea	September 30	25.00	25.00
NH-amundi global infra private fund 16	Korea	December 31	50.00	50.00
SH BNCT Professional Investment Type Private Special Asset Investment Trust (*9)	Korea	December 31	72.50	72.50
IGIS Real-estate Private Investment Trust No.33	Korea	December 31	40.86	24.18
Goduck Gangil10 PFV Co., Ltd. (*1), (*7)	Korea	September 30	19.90	19.90
Fidelis Global Private Real Estate Trust No.2 (*6)	Korea	December 31	79.63	79.63
AIP EURO PRIVATE REAL ESTATE TRUST No. 12	Korea	December 31	28.70	28.70
Shinhan Global Healthcare Fund 2 (*7)	Korea	December 31	13.68	13.68
Shinhan AIM Real Estate Fund No.1	Korea	December 31	21.01	21.01
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	22.02	22.02

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2024	2025
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust	Korea	December 31	29.19	29.19
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No. 7-2 (*6)	Korea	December 31	71.43	71.43
Korea Omega-Shinhan Project Fund I	Korea	December 31	50.00	50.00
Samsung SRA Real Estate Professional Private 45	Korea	December 31	25.00	25.00
IBK Global New Renewable Energy Special Asset Professional Private2	Korea	December 31	28.98	28.98
VS Cornerstone Fund (*5)	Korea	—	41.18	—
Kakao-Shinhan 1st TNYT Fund	Korea	December 31	48.62	48.62
Pacific Private Placement Real Estate Fund No. 40	Korea	December 31	24.73	24.73
LB Scotland Amazon Fulfillment Center Fund 29 (*4)	Korea	December 31	65.00	65.00
JR AMC Hungary Budapest Office Fund 16	Korea	December 31	32.57	34.87
Gyeonggi-Neoplux Superman Fund	Korea	December 31	21.76	21.76
NewWave 6th Fund	Korea	December 31	30.00	30.00
Neoplux No. 3 Private Equity Fund (*3)	Korea	December 31	10.00	10.00
PCC Amberstone Private Equity Fund I	Korea	December 31	21.67	21.67
KIAMCO POWERLOAN TRUST 4TH	Korea	December 31	47.37	47.37
Mastern Opportunity Seeking Real Estate Fund II	Korea	December 31	22.22	20.00
Neoplux Market-Frontier Secondary Fund (*3)	Korea	December 31	19.74	19.74
Synergy Green New Deal 1st New Technology Business Investment Fund (*5)	Korea	—	28.17	—
KIAMCO Vietnam Solar Special Asset Private Investment Trust	Korea	December 31	50.00	50.00
SHINHAN-NEO Core Industrial Technology Fund	Korea	December 31	49.75	49.75
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No. 2	Korea	December 31	30.00	30.00
Eum Private Equity Fund No. 7	Korea	December 31	21.00	21.00
Kiwoom Hero No. 4 Private Equity Fund (*5)	Korea	—	21.05	—
AJ-KOSNET Semicon One Venture Fund	Korea	December 31	22.22	22.22
Shinhan Smilegate Global PEF I (*5)	Korea	—	14.21	—
Genesis Eco No. 1 PEF	Korea	December 31	29.00	29.00
SHINHAN-NEO Market-Frontier 2nd Fund	Korea	December 31	42.70	42.70
J& Moorim Jade Investment Fund (*5)	Korea	—	24.89	—
Ulmus SHC innovation investment fund	Korea	December 31	24.04	24.04
T Core Industrial Technology 1st Venture PEF	Korea	December 31	31.47	31.47
TI First Property Private Investment Trust 1	Korea	December 31	40.00	40.00
Kiwoom-Shinhan Innovation Fund 2	Korea	December 31	42.86	42.86

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2024	2025
ETRI Holdings-Shinhan 1st Unicorn Fund	Korea	December 31	50.00	50.00
SJ ESG Innovative Growth Fund (*5)	Korea	—	28.57	—
AVES 1st Corporate Recovery Private Equity Fund (*4)	Korea	December 31	76.19	76.19
Reverent-Shinhan Vista Fund (*3)	Korea	December 31	13.41	13.41
JS Shinhan Private Equity Fund (*3)	Korea	December 31	3.85	3.85
Meta TB ESG Private Equity Fund I	Korea	December 31	27.40	27.40
Shinhan VC tomorrow venture fund 1	Korea	December 31	39.62	39.62
H-IOTA Fund (*5)	Korea	—	24.81	—
Stonebridge-Shinhan Unicorn Secondary Fund	Korea	December 31	26.01	26.01
Tres-Yujin Trust	Korea	December 31	50.00	50.00
Shinhan-Time mezzanine blind Fund (*5)	Korea	—	50.00	—
Capstone REITs No. 26	Korea	December 31	50.00	50.00
JB Incheon-Bucheon REITS No. 54	Korea	December 31	39.31	39.31
Hankook Smart Real Asset Investment Trust No.3	Korea	December 31	33.33	33.33
JB Hwaseong-Hadong REITs No. 53	Korea	December 31	31.03	31.03
KB Oaktree Trust No. 3	Korea	December 31	33.33	33.33
KAI-The Square Fund 1	Korea	December 31	47.96	47.96
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No. 2	Korea	December 31	29.73	29.73
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	Korea	December 31	24.85	24.85
KB Distribution Private Real Estate 3-1	Korea	December 31	37.50	37.50
Pacific Private Investment Trust No. 49-1 (*6)	Korea	December 31	79.28	79.28
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)	Korea	December 31	60.00	60.00
RIFA Real estate private placement fund for normal investors No. 51	Korea	December 31	40.00	40.00
Shinhan-Kunicorn first Fund	Korea	December 31	38.31	38.31
Shinhan-Quantum Startup Fund	Korea	December 31	49.18	49.18
Shinhan Simone Fund I	Korea	December 31	38.46	38.46
Korea Investment develop seed Trust No.1	Korea	December 31	40.00	40.00
Tiger Green alpha Trust No. 29 (*5)	Korea	—	95.24	—
STIC ALT Global II Private Equity Fund	Korea	December 31	21.74	21.74
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1), (*7)	Korea	September 30	15.00	15.00
Find-Green New Deal 2nd Equity Fund	Korea	December 31	22.57	22.57
ShinhanFitrin 1st Technology Business Investment Association (*3)	Korea	December 31	16.17	16.17
Koramco Private Real Estate Fund 143	Korea	December 31	30.30	30.30
Korea Investment Top Mezzanine Private Real Estate Trust No. 1	Korea	December 31	22.22	22.22

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2024	2025
LB YoungNam Logistics Private Trust No. 40	Korea	December 31	25.00	25.00
Shinhan-Cognitive Start-up Fund L.P.	Korea	December 31	32.77	32.77
Cornerstone J&M Fund I (*5)	Korea	—	26.67	—
Logisvalley Shinhan REIT Co., Ltd. (*1)	Korea	September 30	20.27	20.27
Shinhan-G.N.Tech Smart Innovation Fund	Korea	December 31	50.00	50.00
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	Korea	December 31	50.00	50.00
Korea Investment Green Newdeal Infra Trust No. 1	Korea	December 31	27.97	27.97
BTS 2nd Private Equity Fund (*1)	Korea	November 30	26.00	26.00
NH-J&-IBKC Label Technology Fund	Korea	December 31	27.81	27.81
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Korea	December 31	50.00	50.00
Shinhan-isquare Venture PEF 1	Korea	December 31	40.00	40.00
Aurum Goldrush ESG Private Fund No. 1	Korea	December 31	28.33	28.33
Capstone Develop Frontier Trust (*5)	Korea	—	21.43	—
Nextrade Co., Ltd. (*7)	Korea	December 31	8.00	8.00
IBKC-Behigh Fund 1st	Korea	December 31	29.73	29.73
ON No.1 Private Equity Fund (*5)	Korea	—	28.57	—
Digital New Deal Kappa Private Equity Fund (*5)	Korea	—	24.75	—
DS-Shinhan-JBWoori New Media New Technology Investment Fund No. 1	Korea	December 31	20.83	20.83
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18	Korea	December 31	28.57	28.57
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38 (*4)	Korea	December 31	75.00	75.00
TogetherKorea Private Investment Trust No. 6 (*6)	Korea	December 31	99.98	99.98
TogetherKorea Private Investment Trust No. 7 (*6)	Korea	December 31	99.98	99.98
Kiwoom Core Industrial Technology Investment Fund No. 3	Korea	December 31	34.75	34.75
Penture K-Content Investment Fund (*7)	Korea	December 31	19.78	19.78
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Korea	December 31	30.00	30.00
Hana Alternative Investment Kosmes PCBO General PEF No. 1	Korea	December 31	37.04	37.04
Shinhan-Timefolio Bio Accelerator Fund	Korea	December 31	48.39	48.39
Shinhan M&A-ESG Fund	Korea	December 31	23.33	23.33
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.	Korea	December 31	28.43	28.43
KDBC meta-enter New Technology investment fund (*5)	Korea	—	27.89	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2024	2025
Shinhan Time Secondary Blind New Technology Investment Trust	Korea	December 31	47.50	47.50
Shinhan DS Secondary Investment Fund	Korea	December 31	49.83	49.83
Shinhan-openwater pre-IPO Investment Trust 1	Korea	December 31	50.00	50.00
Shinhan-CJ TechInnovation Fund 1st	Korea	December 31	40.00	40.00
Shinhan-Eco Venture Fund 2nd	Korea	December 31	40.00	40.00
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1	Korea	December 31	40.00	40.00
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Korea	December 31	22.96	22.96
Shinhan HB Wellness 1st Investment Trust	Korea	December 31	48.54	48.54
Korea real Asset Fund No. 3	Korea	December 31	28.57	28.57
Timefolio Tech Fund I	Korea	December 31	21.18	21.18
PineStreet Global Corporate FoF XIII-2 (*6)	Korea	December 31	100.00	100.00
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Korea	December 31	26.22	26.22
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Korea	December 31	20.40	23.30
Samsung-dunamu Innovative IT Technology Investment Trust No. 1	Korea	December 31	22.99	22.99
Time Robotics New Technology Investment Trust	Korea	December 31	29.86	29.86
Ascent-welcome Technology Investment Trust No. 2	Korea	December 31	27.65	27.65
Newmain I funds (*5)	Korea	—	36.36	—
Igis General PE Real Estate Investment Trust 517-1 (*6)	Korea	December 31	96.78	96.71
SH Ulmus M.P.E. Innovative Venture Fund 7	Korea	December 31	28.57	28.57
Consus Osansegyo No. 2	Korea	December 31	50.00	50.00
Shinhan AIM Private Fund of Fund 9-B	Korea	December 31	25.00	25.00
Shinhan General Private Real Estate Investment Trust No. 3	Korea	December 31	20.75	20.75
Paros Kosdaq Venture General Private Investment Trust No. 5	Korea	December 31	28.56	29.45
Shinhan-soo secondary Fund (*6)	Korea	December 31	77.61	77.61
TECHFIN RATINGS Co., Ltd. (*1)	Korea	September 30	45.00	45.00
Songpa biz cluster PFV Co., Ltd. (*1), (*7), (*10)	Korea	September 30	27.40	27.40
Planeta PTE LTD	Singapore	December 31	33.33	33.33
The E&Shinhan New Growth Up Fund	Korea	December 31	50.00	50.00
HHR Special Situation Real Estate Private Investment Trust No. 13	Korea	December 31	20.00	20.00
Shinhan-GB FutureFlow Fund L.P.	Korea	December 31	58.18	50.00
Credila Financial Services (*1), (*7)	India	September 30	10.93	10.06

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2024	2025
Shinhan-DS Mezzanine Fund 1 (*7)	Korea	December 31	15.09	15.09
Shinhan Time BM sobujang Fund	Korea	December 31	29.41	29.41
Tigris Fund No. 58	Korea	December 31	20.83	20.83
Shinhan Market-Frontier Fund III	Korea	December 31	44.02	44.02
DB IPO HighYield Fund 1 (*5)	Korea	—	28.57	—
Exponential SQUARE Private Investment Trust No. 1 (*5)	Korea	—	50.99	—
Fine North America Credit Private Mixed Asset Investment Trust 22 (*6)	Korea	December 31	58.82	58.82
IGIS Private Real Estate Investment No. 454	Korea	December 31	24.04	24.04
IGIS Private Real Estate Investment No. 462 (*6)	Korea	December 31	69.20	69.20
BNW Recharge Private Equity Fund	Korea	December 31	21.13	21.13
United Partners Realasset Fund No. 14	Korea	December 31	33.33	33.33
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 12 (*5)	Korea	—	5.00	—
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 13 (*5)	Korea	—	5.00	—
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 14 (*7)	Korea	December 31	5.00	7.67
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 15 (*7)	Korea	December 31	5.00	7.79
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 16 (*7)	Korea	December 31	5.00	7.67
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 17 (*7)	Korea	December 31	5.00	7.40
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 18 (*7)	Korea	December 31	5.00	6.39
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 19 (*7)	Korea	December 31	5.00	6.55
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity] (*7)	Korea	December 31	22.37	19.91
SH Prestige High Dividend Security Feeder No. 1[Equity]	Korea	December 31	21.55	23.92
IGIS Real Estate General Private Feeder Investment Company No. 562 (*6)	Korea	December 31	—	88.46
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 21 (*7)	Korea	December 31	—	4.97
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 22 (*7)	Korea	December 31	—	4.97
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 23 (*7)	Korea	December 31	—	4.97
Finflow (*7)	Korea	December 31	—	15.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

Investees	Country	Reporting date	Ownership (%)
			2024	2025
Fireant Media and Digital Service Joint Stock Company (*7)	Korea	December 31	—	17.66
ST EIP Holdings Inc.	Korea	December 31	—	49.00
AMP Capital Global Infrastructure Fund II B L (*7)	Korea	December 31	—	1.50
Post CR REITS No.1 (*6)	Korea	December 31	—	70.00
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Korea	December 31	—	23.30

(*1)
As the financial statements as of December 31, 2025 were not available, the most recent financial statements available after the reporting date were used in applying the equity method. Significant transactions and events that occurred during the period have been appropriately reflected.

(*2)
Shares were acquired through a
debt-to-equity
swap during the rehabilitation process. Although voting rights could not be exercised during the rehabilitation process, normal voting rights became exercisable as the rehabilitation process ended before December 31, 2025. Therefore, it has been reclassified from financial assets measured at fair value through profit or loss(FVTPL) to investments in associates.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2024 and 2025 are as follows:

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	39,272	—	(3,423)	587	—	36,436
Shinhan-Neoplux Energy Newbiz Fund		22,358	(9,196)	1,450	—	—	14,612
Shinhan-Albatross tech investment Fund		15,499	(8,312)	1,485	—	—	8,672
KCGI-SingA330-A Private Special Asset Investment Trust		4,609	(4,876)	267	—	—	—
VOGO Debt Strategy Qualified IV Private		6,532	(3,465)	646	—	—	3,713
Shinhan-Midas Donga Secondary Fund		4,301	(750)	(399)	—	—	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No. 1		4,862	(5,760)	4,279	—	—	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		3,692	—	(2)	—	—	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		—	—	—	—	—	—
Shinhan Global Healthcare Fund 1 (*)		—	—	—	—	—	—
KB NA Hickory Private Special Asset Fund		24,096	(7,321)	718	—	—	17,493
Koramco Europe Core Private Placement Real Estate Fund No. 2-2		18,799	1,058	370	—	(13,412)	6,815
KDBC-Midas Dong-A Global contents Fund		4,288	—	(1,648)	—	—	2,640
Shinhan-Nvestor Liquidity Solution Fund		6,088	(1,270)	308	—	—	5,126
Shinhan AIM FoF Fund 1-A		9,635	(1,169)	1,338	—	—	9,804
IGIS Global Credit Fund 150-1		4,286	(549)	1,252	—	—	4,989
Korea Omega Project Fund III		3,696	(2,274)	(1,422)	—	—	—
Genesis North America Power Company No. 1 PEF		6,358	(3,143)	3,587	—	—	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No. 3		40,764	(37,990)	6,628	—	—	9,402
Korea Finance Security Co., Ltd.		3,245	—	297	—	—	3,542
MIEL Co., Ltd. (*)		—	—	—	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
AIP Transportation Specialized Privately Placed Fund Trust #1	~~W~~	46,372	3,460	8,975	—	—	58,807
Kiwoom-Shinhan Innovation Fund I		7,854	—	125	—	—	7,979
Midas Asset Global CRE Debt Private Fund No. 6		54,881	(57,919)	3,038	—	—	—
Samchully Midstream Private Placement Special Asset Fund 5-4		33,163	2,416	3,905	—	—	39,484
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No. 3		7,254	(7,664)	410	—	—	—
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		—	(183)	3	—	183	3
NH-Amundi Global Infrastructure Trust 14		18,728	(20,589)	1,861	—	—	—
Vestas Qualified Investors Private Real Estate Fund Investment Trust No. 37		35,265	(1,591)	1,739	—	—	35,413
Milestone Private Real Estate Fund 3		17,615	1,619	(114)	—	—	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		6,889	—	(546)	—	—	6,343
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No. 2		3,138	(889)	269	—	—	2,518
FuturePlay-Shinhan TechInnovation Fund 1		7,847	(1,238)	(824)	—	—	5,785
Stonebridge Corporate 1st Fund		4,142	—	(165)	—	—	3,977
Vogo Realty Partners Private Real Estate Fund V		10,792	1,379	(1,509)	—	—	10,662
Korea Credit Bureau		6,738	(45)	881	—	—	7,574
Goduck Gangil1 PFV Co., Ltd.		180	(148)	64	—	—	96
SBC PFV Co., Ltd.		30,774	8,750	(1,908)	—	—	37,616
NH-amundi global infra private fund 16		50,652	4,293	(21,977)	—	—	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		244,772	(31,676)	12,612	—	—	225,708
Deutsche Global Professional Investment Type Private Real Estate Investment Trust No. 24		18,110	(19,646)	1,536	—	—	—
Sparklabs-Shinhan Opportunity Fund 1		3,914	—	(1,189)	—	—	2,725

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
IGIS Real-estate Private Investment Trust No. 33	~~W~~	15,271	(809)	1,170	—	—	15,632
Goduck Gangil10 PFV Co., Ltd.		5,081	(212)	1,296	—	—	6,165
Fidelis Global Private Real Estate Trust No. 2		551	—	—	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		48,619	2,955	2,919	—	(29,849)	24,644
Shinhan Global Healthcare Fund 2 (*)		—	—	—	—	—	—
Shinhan AIM Real Estate Fund No. 2		26,678	1,760	(26,884)	—	—	1,554
Shinhan AIM Real Estate Fund No. 1		51,873	2,613	(51,602)	—	—	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		34,781	(856)	5,566	—	—	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		20,053	—	1,894	—	—	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No. 7-2		17,516	(3,377)	1,631	—	—	15,770
Korea Omega-Shinhan Project Fund I		11,630	(1,957)	9,800	—	—	19,473
Samsung SRA Real Estate Professional Private 45		31,432	(3,954)	2,798	—	—	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		32,296	(1,266)	2,068	—	—	33,098
VS Cornerstone Fund		3,280	—	(55)	—	—	3,225
NH-Amundi US Infrastructure Private Fund2		29,725	(30,845)	1,664	—	—	544
Kakao-Shinhan 1st TNYT Fund		19,866	—	3,812	—	—	23,678
Pacific Private Placement Real Estate Fund No. 40		11,624	(748)	747	—	—	11,623
Mastern Private Real Estate Loan Fund No. 2		3,040	(1,908)	198	—	—	1,330
LB Scotland Amazon Fulfillment Center Fund 29		30,928	3,780	(15,860)	—	—	18,848

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
JR AMC Hungary Budapest Office Fund 16	~~W~~	12,687	221	279	—	—	13,187
EDNCENTRAL Co., Ltd. (*)		—	—	—	—	—	—
Gyeonggi-Neoplux Superman Fund		5,056	—	(918)	—	—	4,138
NewWave 6th Fund		13,716	(1,425)	(1,583)	—	—	10,708
Neoplux No. 3 Private Equity Fund		18,981	(404)	(6,425)	—	—	12,152
PCC Amberstone Private Equity Fund I		17,258	(5,513)	2,795	—	—	14,540
KIAMCO POWERLOAN TRUST 4TH		45,099	(2,331)	5,935	—	—	48,703
Mastern Opportunity Seeking Real Estate Fund II		13,135	(4,868)	(2,995)	—	—	5,272
Neoplux Market-Frontier Secondary Fund		10,427	(4,006)	1,754	—	—	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		10,315	(72)	614	—	—	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		6,836	(580)	847	—	—	7,103
SHINHAN-NEO Core Industrial Technology Fund		13,616	(9,247)	3,742	—	—	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No. 2		23,356	(2,538)	892	—	—	21,710
Eum Private Equity Fund No.7		9,166	(400)	390	—	—	9,156
Kiwoom Hero No. 4 Private Equity Fund		3,442	(96)	851	—	—	4,197
Vogo Canister Professional Trust Private Fund I		45,871	(47,321)	1,450	—	—	—
AJ-KOSNET Semicon One Venture Fund		2,854	—	358	—	—	3,212
Timefolio The Venture-V second		5,801	(4,444)	8	—	—	1,365
Shinhan Smilegate Global PEF I		3,801	(4,326)	4,407	—	—	3,882
Genesis Eco No.1 PEF		11,219	—	(142)	—	—	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		32,670	(5,466)	295	—	—	27,499
NH-Synergy Core Industrial New Technology Fund		6,439	(6,175)	(264)	—	—	—
J& Moorim Jade Investment Fund		4,920	—	433	—	—	5,353

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Ulmus SHC innovation investment fund	~~W~~	5,543	(1,150)	(88)	—	—	4,305
T Core Industrial Technology 1st Venture PEF		4,254	(378)	(881)	—	—	2,995
Fine Value POST IPO No. 5 Private Equity Fund		3,766	(3,565)	(201)	—	—	—
TI First Property Private Investment Trust 1		3,102	(203)	203	—	—	3,102
IBKC Global Contents Investment Fund		4,701	(4,764)	63	—	—	—
Kiwoom-Shinhan Innovation Fund 2		9,165	1,148	(86)	—	—	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		3,295	1,500	(99)	—	—	4,696
SJ ESG Innovative Growth Fund		4,198	—	(1,083)	—	—	3,115
AVES 1st Corporate Recovery Private Equity Fund		4,768	—	(245)	—	—	4,523
Reverent-Shinhan Vista Fund		2,600	54	755	—	—	3,409
JS Shinhan Private Equity Fund		4,933	—	1,448	—	—	6,381
Daishin Newgen New Technology Investment Fund 1 st		6,082	(5,742)	(340)	—	—	—
Meta TB ESG Private Equity Fund I		5,771	—	(88)	—	—	5,683
Shinhan VC tomorrow venture fund 1		45,210	25,608	(185)	—	—	70,633
H-IOTA Fund		9,524	(2,639)	2,492	—	—	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		7,427	6,160	—	—	—	13,587
Tres-Yujin Trust		10,359	—	2,672	—	—	13,031
Shinhan-Time mezzanine blind Fund		14,121	—	2,305	—	—	16,426
Capstone REITs No. 26		5,750	—	(381)	—	—	5,369
JB Incheon-Bucheon REITS No. 54		4,978	—	(11)	—	—	4,967
Hankook Smart Real Asset Investment Trust No. 3		7,668	—	(1,662)	—	—	6,006
JB Hwaseong-Hadong REITs No. 53		4,983	—	(9)	—	—	4,974
KB Oaktree Trust No. 3		8,668	304	916	—	—	9,888
Daehan No. 36 Office Asset Management Company		22,482	(25,394)	2,912	—	—	—
Rhinos Premier Mezzanine Private Investment Fund No. 1		3,056	(3,048)	(8)	—	—	—
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No. 2		62,769	(12,710)	2,738	—	—	52,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan JigaeNamsan Road Private Special Asset Investment Trust	~~W~~	41,434	(1,142)	(647)	—	—	39,645
SKS-Yozma Fund No.1		3,455	(2,931)	(524)	—	—	—
KB Distribution Private Real Estate 3-1		25,976	—	(1,897)	—	—	24,079
Pacific Private Investment Trust No. 49-1		27,377	—	623	—	—	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		8,558	(435)	(91)	—	—	8,032
RIFA Real estate private placement fund for normal investors No. 51		5,731	(294)	(66)	—	—	5,371
Fivetree general private equity fund No. 15		12,572	(12,572)	—	—	—	—
Shinhan-Kunicorn first Fund		9,626	—	(202)	—	—	9,424
Shinhan-Quantum Startup Fund		3,986	1,800	(121)	—	—	5,665
Shinhan Simone Fund I		4,837	(991)	(424)	—	—	3,422
Korea Investment develop seed Trust No. 1		9,532	(939)	1,552	—	—	10,145
Tiger Green alpha Trust No. 29		28,573	(664)	2,083	—	—	29,992
STIC ALT Global II Private Equity Fund		9,504	(217)	554	—	—	9,841
NH-Brain EV Fund		11,125	(12,999)	1,874	—	—	—
DDI LVC Master Real Estate Investment Trust Co., Ltd.		6,583	—	(783)	—	—	5,800
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business		3,294	—	(1,220)	—	—	2,074
Find-Green New Deal 2nd Equity Fund		4,465	—	(141)	—	—	4,324
ShinhanFitrin 1st Technology Business Investment Association		4,519	—	(287)	—	—	4,232
Koramco Private Real Estate Fund 143		6,667	—	2	—	—	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No. 1		10,016	(994)	854	—	—	9,876
LB YoungNam Logistics Private Trust No. 40		9,782	(600)	443	—	—	9,625
Shinhan-Cognitive Start-up Fund L.P.		5,329	—	(1,120)	—	—	4,209
Cornerstone J&M Fund I		3,488	—	(74)	—	—	3,414

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Logisvalley Shinhan REIT Co., Ltd.	~~W~~	3,598	—	(209)	—	—	3,389
DA Value-Honest New Technology Investment Fund 1		4,099	(2,754)	(1,345)	—	—	—
Shinhan-G.N.Tech Smart Innovation Fund		9,977	2,535	492	—	—	13,004
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		6,968	—	(210)	—	—	6,758
Korea Investment Green Newdeal Infra Trust No.1		10,257	5,962	(123)	—	—	16,096
BTS 2nd Private Equity Fund		6,342	3,796	21	—	—	10,159
NH-J&-IBKC Label Technology Fund		9,747	—	(101)	—	—	9,646
Hanyang Time Mezzanine Fund		3,012	(300)	(201)	—	—	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		2,261	1,250	405	—	—	3,916
Shinhan-isquare Venture PEF 1		4,286	100	(149)	—	—	4,237
Aurum Goldrush ESG Private Fund No. 1		2,917	—	90	—	—	3,007
Capstone Develop Frontier Trust		7,547	(549)	1,051	—	—	8,049
Nextrade Co., Ltd.		9,700	—	—	—	—	9,700
SH 1.5years Maturity Investment Type Security Investment Trust No. 2		4,835	(4,835)	—	—	—	—
Eventus-IBKC LIB Fund		6,632	(7,064)	432	—	—	—
IBKC-Behigh Fund 1st		3,219	—	(59)	—	—	3,160
ON No.1 Private Equity Fund		5,321	—	391	—	—	5,712
Digital New Deal Kappa Private Equity Fund		4,845	—	(98)	—	—	4,747
IBKCJS New Technology Fund No.1		6,130	(2,418)	(1,094)	—	—	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,803	—	(157)	—	—	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		12,013	(2,170)	1,481	—	—	11,324
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		3,171	(61)	168	—	—	3,278
TogetherKorea Private Investment Trust No. 6		5,270	—	153	—	—	5,423

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
TogetherKorea Private Investment Trust No. 7	~~W~~	5,270	—	153	—	—	5,423
Kiwoom Core Industrial Technology Investment Fund No. 3		4,180	—	39	—	—	4,219
Penture K-Content Investment Fund		5,622	6,000	(303)	—	—	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		7,969	6,413	(914)	—	—	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,107	(526)	544	—	—	5,125
Shinhan-Timefolio Bio Accelerator Fund		5,927	6,000	(220)	—	—	11,707
Shinhan M&A-ESG Fund		4,169	2,576	(291)	—	—	6,454
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		10,574	6,609	1,621	—	—	18,804
KDBC meta-enter New Technology investment fund		6,940	—	(143)	—	—	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		4,754	—	(117)	—	—	4,637
Shinhan DS Secondary Investment Fund		7,477	(1,408)	(3,630)	—	—	2,439
Shinhan-openwater pre-IPO Investment Trust 1		4,973	—	693	—	—	5,666
Shinhan-CJ TechInnovation Fund 1st		2,364	2,400	(169)	—	—	4,595
Shinhan-Eco Venture Fund 2nd		3,610	450	(103)	—	—	3,957
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		3,154	3,200	143	—	—	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		9,969	—	295	—	—	10,264
Shinhan HB Wellness 1st Investment Trust		4,992	—	334	—	—	5,326
Korea real Asset Fund No. 3		9,315	7,865	(628)	—	—	16,552
PineStreet Global Corporate FoF XIII-2		721	3,087	(65)	—	—	3,743
IGIS Yongsan Office General Private Real Estate Investment Trust 518		23,131	(5,596)	(391)	—	—	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		4,536	—	(786)	—	—	3,750
Time Robotics New Technology Investment Trust		3,966	(200)	12	—	—	3,778

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Ascent-welcome Technology Investment Trust No. 2	~~W~~	8,771	—	(311)	—	—	8,460
Newmain I funds		1,991	—	7,373	—	—	9,364
Igis General PE Real Estate Investment Trust 517-1		51,736	5,000	(1,834)	—	—	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		3,000	—	32	—	—	3,032
Consus Osansegyo No. 2		8,104	—	(95)	—	—	8,009
Mastern General Private Real Estate Investment Trust No.189(Type 1 Beneficiary Securities)		7,822	(7,502)	(320)	—	—	—
Shinhan AIM Private Fund of Fund 9-B		24,018	9,751	2,972	—	—	36,741
Shinhan General Private Real Estate Investment Trust No. 3		7,838	18,970	(102)	—	—	26,706
NH Absolute Project L General Private Investment Trust		4,893	(5,264)	371	—	—	—
Paros Kosdaq Venture General Private Investment Trust No. 5		5,994	—	596	—	—	6,590
Happy Pet Life Care New Technology Investment Association No. 2		3,456	—	(457)	—	—	2,999
Shinhan-soo secondary Fund		5,249	12,250	(762)	—	—	16,737
TECHFIN RATINGS Co., Ltd.		—	27,000	(1,390)	—	—	25,610
Songpa biz cluster PFV Co., Ltd.		—	13,700	(336)	—	—	13,364
Planeta PTE LTD		—	11,341	—	—	—	11,341
The E&Shinhan New Growth Up Fund		—	3,600	(82)	—	—	3,518
Shinhan-GB FutureFlow Fund L.P.		—	5,855	(352)	(353)	—	5,150
Credila Financial Services		—	250,270	4,017	8,829	—	263,116
Shinhan Market-Frontier Fund III		—	13,205	(414)	—	—	12,791
DB IPO HighYield Fund 1		—	4,000	278	—	—	4,278
Exponential SQUARE Private Investment Trust No.1		—	6,146	(938)	—	—	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		—	4,549	64	—	—	4,613
IGIS Private Real Estate Investment No. 454		—	3,393	(25)	—	—	3,368
IGIS Private Real Estate Investment No. 462		—	4,607	(174)	—	—	4,433
BNW Recharge Private Equity Fund		—	6,767	371	—	—	7,138

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

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

(*) Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
BNP Paribas Cardif Life Insurance	~~W~~	36,436	—	(2,105)	2,146	—	36,477
Shinhan-Neoplux Energy Newbiz Fund		14,612	—	(1,590)	—	—	13,022
Shinhan-Albatross tech investment Fund		8,672	(2,017)	(989)	—	—	5,666
VOGO Debt Strategy Qualified IV Private		3,713	(1,863)	(12)	—	—	1,838
Shinhan-Midas Donga Secondary Fund		3,152	(915)	(528)	—	—	1,709
ShinHan – Soo Young Entrepreneur Investment Fund No.1		3,381	(1,340)	(297)	—	—	1,744
Shinhan Praxis K-Growth Global Private Equity Fund		3,690	—	—	—	—	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*)		—	—	—	—	—	—
Shinhan Global Healthcare Fund 1 (*)		—	—	—	—	—	—
KB NA Hickory Private Special Asset Fund		17,493	(17,628)	135	—	—	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2 (*)		6,815	—	(618)	—	(771)	5,426
Shinhan-Nvestor Liquidity Solution Fund		5,126	(1,250)	(147)	—	—	3,729
Shinhan AIM FoF Fund 1-A		9,804	(9,813)	10	—	—	1
IGIS Global Credit Fund 150-1		4,989	(2,979)	(1,017)	—	—	993
Nomura-Rifa Private Real Estate Investment Trust 19 (*)		1,939	(13)	80	—	(2,006)	—
Genesis North America Power Company No.1 PEF		6,802	(1,254)	523	—	—	6,071
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No. 3		9,402	(11,201)	1,799	—	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Korea Finance Security Co., Ltd.	~~W~~	3,542	—	307	—	—	3,849
MIEL Co., Ltd. (*)		—	—	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		58,807	1,505	2,459	—	—	62,771
Kiwoom-Shinhan Innovation Fund I		7,979	—	(225)	—	—	7,754
Samchully Midstream Private Placement Special Asset Fund 5-4		39,484	(1,871)	(2,666)	—	—	34,947
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		3	—	(1)	—	—	2
Vestas Qualified Investors Private Real Estate Fund Investment Trust No. 37		35,413	(1,678)	(1,648)	—	—	32,087
Milestone Private Real Estate Fund 3		19,120	1,789	367	—	—	21,276
Nomura-Rifa Private Real Estate Investment Trust 31		6,343	(98)	(159)	—	—	6,086
FuturePlay-Shinhan TechInnovation Fund 1		5,785	—	517	—	—	6,302
Stonebridge Corporate 1st Fund		3,977	(3,367)	(610)	—	—	—
Vogo Realty Partners Private Real Estate Fund V		10,662	(225)	(166)	—	—	10,271
Korea Credit Bureau		7,574	(90)	2,654	—	—	10,138
Goduck Gangil1 PFV Co., Ltd. (*)		96	(25)	(8)	—	—	63
SBC PFV Co., Ltd.		37,616	—	(2,662)	—	—	34,954
NH-amundi global infra private fund 16 (*)		32,968	6,422	(9,385)	—	(2,205)	27,800
SH BNCT Professional Investment Type Private Special Asset Investment Trust		225,708	(29,542)	9,837	—	—	206,003
IGIS Real-estate Private Investment Trust No. 33		15,632	(9,746)	878	—	—	6,764
Goduck Gangil10 PFV Co., Ltd.		6,165	(1,030)	(379)	(4,756)	—	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Fidelis Global Private Real Estate Trust No.2 (*)	~~W~~	551	—	—	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12 (*)		24,644	—	—	—	(7,792)	16,852
Shinhan Global Healthcare Fund 2 (*)		—	—	—	—	—	—
Shinhan AIM Real Estate Fund No.1		2,884	—	3,620	—	—	6,504
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		39,491	(858)	640	—	—	39,273
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		21,947	11	(2,176)	—	—	19,782
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		15,770	(521)	423	—	—	15,672
Korea Omega-Shinhan Project Fund I		19,473	(31,903)	17,793	—	—	5,363
Samsung SRA Real Estate Professional Private 45		30,276	(2,887)	1,642	—	—	29,031
IBK Global New Renewable Energy Special Asset Professional Private2		33,098	(5,805)	755	—	—	28,048
VS Cornerstone Fund		3,225	(3,618)	393	—	—	—
Kakao-Shinhan 1st TNYT Fund		23,678	—	128	—	—	23,806
Pacific Private Placement Real Estate Fund No. 40		11,623	(747)	8,176	—	—	19,052
LB Scotland Amazon Fulfillment Center Fund 29		18,848	6,351	(2,262)	—	—	22,937
JR AMC Hungary Budapest Office Fund 16		13,187	1,127	43	—	—	14,357
Gyeonggi-Neoplux Superman Fund		4,138	—	70	—	—	4,208
NewWave 6th Fund		10,708	—	(872)	—	—	9,836

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Neoplux No. 3 Private Equity Fund	~~W~~	12,152	(20)	(1,923)	—	—	10,209
PCC Amberstone Private Equity Fund I		14,540	(6,457)	(66)	—	—	8,017
KIAMCO POWERLOAN TRUST 4TH		48,703	(2,796)	893	—	—	46,800
Mastern Opportunity Seeking Real Estate Fund II		5,272	(4,873)	749	—	—	1,148
Neoplux Market-Frontier Secondary Fund		8,175	—	(2,613)	—	—	5,562
Synergy Green New Deal 1st New Technology Business Investment Fund		10,857	(10,841)	(16)	—	—	—
KIAMCO Vietnam Solar Special Asset Private Investment Trust		7,103	—	(201)	—	—	6,902
SHINHAN-NEO Core Industrial Technology Fund		8,111	—	(1,011)	—	—	7,100
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No. 2		21,710	(2,514)	962	—	—	20,158
Eum Private Equity Fund No. 7		9,156	(405)	783	—	—	9,534
Kiwoom Hero No. 4 Private Equity Fund		4,197	(9,523)	5,326	—	—	—
AJ-KOSNET Semicon One Venture Fund		3,212	—	(51)	—	—	3,161
Shinhan Smilegate Global PEF I		3,882	(3,882)	—	—	—	—
Genesis Eco No.1 PEF		11,077	—	(2,305)	—	—	8,772
SHINHAN-NEO Market-Frontier 2nd Fund		27,499	(4,014)	1,133	—	—	24,618
J& Moorim Jade Investment Fund		5,353	(7,579)	2,226	—	—	—
Ulmus SHC innovation investment fund		4,305	—	1,302	—	—	5,607
T Core Industrial Technology 1st Venture PEF		2,995	—	61	—	—	3,056

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
TI First Property Private Investment Trust 1	~~W~~	3,102	(4,248)	2,046	—	—	900
Kiwoom-Shinhan Innovation Fund 2		10,227	(3,771)	6,223	—	—	12,679
ETRI Holdings-Shinhan 1st Unicorn Fund		4,696	(500)	(72)	—	—	4,124
SJ ESG Innovative Growth Fund		3,115	(2,458)	(657)	—	—	—
AVES 1st Corporate Recovery Private Equity Fund		4,523	—	(25)	—	—	4,498
Reverent-Shinhan Vista Fund		3,409	54	300	—	—	3,763
JS Shinhan Private Equity Fund		6,381	—	(119)	—	—	6,262
Meta TB ESG Private Equity Fund I		5,683	—	(91)	—	—	5,592
Shinhan VC tomorrow venture fund 1		70,633	2,214	29,693	—	—	102,540
H-IOTA Fund		9,377	(9,615)	238	—	—	—
Stonebridge-Shinhan Unicorn Secondary Fund		13,587	(2,002)	1,497	—	—	13,082
Tres-Yujin Trust		13,031	—	115	—	—	13,146
Shinhan-Time mezzanine blind Fund		16,426	(16,504)	78	—	—	—
Capstone REITs No. 26		5,369	—	(300)	—	—	5,069
JB Incheon-Bucheon REITS No. 54		4,967	—	818	—	—	5,785
Hankook Smart Real Asset Investment Trust No. 3		6,006	(1,515)	(2,408)	—	—	2,083
JB Hwaseong-Hadong REITs No. 53		4,974	(5,195)	1,014	—	—	793
KB Oaktree Trust No. 3		9,888	(1,118)	544	—	—	9,314
KAI-The Square Fund 1 (*)		125	—	30	—	(144)	11
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No. 2		52,797	(24,390)	3,141	—	—	31,548
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		39,645	(901)	1,552	—	—	40,296

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
KB Distribution Private Real Estate 3-1 (*)	~~W~~	24,079	—	(939)	—	(23,140)	—
Pacific Private Investment Trust No.49-1		28,000	—	8,678	—	—	36,678
KIWOOM Real estate private placement fund for normal investors No. 31 (*)		8,032	—	14	—	(8,046)	—
RIFA Real estate private placement fund for normal investors No. 51 (*)		5,371	—	9	—	(5,380)	—
Shinhan-Kunicorn first Fund		9,424	—	(1,723)	—	—	7,701
Shinhan-Quantum Startup Fund		5,665	—	(117)	—	—	5,548
Shinhan Simone Fund I		3,422	(1,962)	36	—	—	1,496
Korea Investment develop seed Trust No.1		10,145	(527)	1,112	—	—	10,730
Tiger Green alpha Trust No. 29		29,992	(31,100)	1,108	—	—	—
STIC ALT Global II Private Equity Fund		9,841	(217)	169	—	—	9,793
DDI LVC Master Real Estate Investment Trust Co., Ltd.		5,800	—	(1,141)	—	—	4,659
Find-Green New Deal 2nd Equity Fund		4,324	—	402	—	—	4,726
ShinhanFitrin 1st Technology Business Investment Association		4,232	—	(298)	—	—	3,934
Koramco Private Real Estate Fund 143		6,669	—	1,423	—	—	8,092
Korea Investment Top Mezzanine Private Real Estate Trust No.1		9,876	(5,701)	(1,135)	—	—	3,040
LB YoungNam Logistics Private Trust No. 40		9,625	(600)	687	—	—	9,712
Shinhan-Cognitive Start-up Fund L.P.		4,209	—	(62)	—	—	4,147
Cornerstone J&M Fund I		3,414	(4,109)	695	—	—	—
Logisvalley Shinhan REIT Co., Ltd.		3,389	—	(144)	—	—	3,245
Shinhan-G.N.Tech Smart Innovation Fund		13,004	(4,160)	2,130	—	—	10,974

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st	~~W~~	6,758	1,800	(366)	—	—	8,192
Korea Investment Green Newdeal Infra Trust No.1		16,096	1,418	(75)	—	—	17,439
BTS 2nd Private Equity Fund		10,159	806	(27)	—	—	10,938
NH-J&-IBKC Label Technology Fund		9,646	(5,396)	4,031	—	—	8,281
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		3,916	(1,150)	1,187	—	—	3,953
Shinhan-isquare Venture PEF 1		4,237	(874)	(62)	—	—	3,301
Aurum Goldrush ESG Private Fund No. 1		3,007	—	(438)	—	—	2,569
Capstone Develop Frontier Trust		8,049	(7,607)	(442)	—	—	—
Nextrade Co., Ltd.		9,700	—	—	—	—	9,700
IBKC-Behigh Fund 1st		3,160	—	(64)	—	—	3,096
ON No.1 Private Equity Fund		5,712	(6,020)	308	—	—	—
Digital New Deal Kappa Private Equity Fund		4,747	(5,534)	787	—	—	—
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		9,646	(4,304)	1,818	—	—	7,160
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		11,324	(1,916)	745	—	—	10,153
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		3,278	(87)	342	—	—	3,533
TogetherKorea Private Investment Trust No. 6		5,423	—	117	—	—	5,540
TogetherKorea Private Investment Trust No. 7		5,423	—	117	—	—	5,540
Kiwoom Core Industrial Technology Investment Fund No. 3		4,219	—	(44)	—	—	4,175
Penture K-Content Investment Fund		11,319	8,000	(3,239)	—	—	16,080

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	~~W~~	13,468	(5,790)	3,055	—	—	10,733
Hana Alternative Investment Kosmes PCBO General PEF No. 1		5,125	(528)	686	—	—	5,283
Shinhan-Timefolio Bio Accelerator Fund		11,707	(6,060)	11,465	—	—	17,112
Shinhan M&A-ESG Fund		6,454	1,946	653	—	—	9,053
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		18,804	(472)	1,216	—	—	19,548
KDBC meta-enter New Technology investment fund		6,797	(7,000)	203	—	—	—
Shinhan Time Secondary Blind New Technology Investment Trust		4,637	2,375	4,126	—	—	11,138
Shinhan DS Secondary Investment Fund		2,439	7,087	21,652	—	—	31,178
Shinhan-openwater pre-IPO Investment Trust 1		5,666	(2,450)	3,350	—	—	6,566
Shinhan-CJ TechInnovation Fund 1st		4,595	—	(174)	—	—	4,421
Shinhan-Eco Venture Fund 2nd		3,957	(330)	(43)	—	—	3,584
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		6,497	505	53	—	—	7,055
Hantoo Shinhan Lake K-beauty Technology Investment Trust		10,264	(2,938)	(252)	—	—	7,074
Shinhan HB Wellness 1st Investment Trust		5,326	—	364	—	—	5,690
Korea real Asset Fund No.3		16,552	1,046	1,082	—	—	18,680
Timefolio Tech Fund I		2,990	—	49	—	—	3,039
PineStreet Global Corporate FoF XIII-2		3,743	3,273	1,126	—	—	8,142
IGIS Yongsan Office General Private Real Estate Investment Trust 518		17,144	(726)	(2,412)	—	—	14,006

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
SH K-REITs Infra Real Estate Investment Trust (FoFs)	~~W~~	2,813	(176)	545	—	—	3,182
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		3,750	—	255	—	—	4,005
Time Robotics New Technology Investment Trust		3,778	(72)	(76)	—	—	3,630
Ascent-welcome Technology Investment Trust No. 2		8,460	(1,659)	302	—	—	7,103
Newmain I funds		9,364	(9,254)	(110)	—	—	—
Igis General PE Real Estate Investment Trust 517-1		54,902	3,000	(2,927)	—	—	54,975
SH Ulmus M.P.E. Innovative Venture Fund 7		3,032	—	(99)	—	—	2,933
Consus Osansegyo No. 2		8,009	—	—	—	—	8,009
Shinhan AIM Private Fund of Fund 9-B		36,741	5,053	1,802	—	—	43,596
Shinhan General Private Real Estate Investment Trust No. 3		26,706	660	2,023	—	—	29,389
Paros Kosdaq Venture General Private Investment Trust No. 5		6,590	(3,062)	110	—	—	3,638
Shinhan-soo secondary Fund		16,737	—	705	—	—	17,442
TECHFIN RATINGS Co., Ltd.		25,610	—	(2,570)	—	—	23,040
Songpa biz cluster PFV Co., Ltd.		13,364	—	(437)	—	—	12,927
Planeta PTE LTD		11,341	—	898	—	—	12,239
The E&Shinhan New Growth Up Fund		3,518	2,580	1,398	—	—	7,496
HHR Special Situation Real Estate Private Investment Trust No. 13		2,749	(224)	691	—	—	3,216
Shinhan-GB FutureFlow Fund L.P.		5,150	2,996	(313)	249	—	8,082
Credila Financial Services		263,116	3,240	20,059	(20,601)	—	265,814
Shinhan-DS Mezzanine Fund 1		2,869	—	774	—	—	3,643

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Time BM sobujang Fund	~~W~~	1,405	1,750	216	—	—	3,371
Tigris Fund No. 58		1,977	(1,420)	3,252	—	—	3,809
Shinhan Market-Frontier Fund III		12,791	8,804	881	—	—	22,476
DB IPO HighYield Fund 1		4,278	(4,342)	64	—	—	—
Exponential SQUARE Private Investment Trust No.1		5,208	(5,668)	460	—	—	—
Fine North America Credit Private Mixed Asset Investment Trust 22		4,613	807	463	—	—	5,883
IGIS Private Real Estate Investment No. 454		3,368	—	(6)	—	—	3,362
IGIS Private Real Estate Investment No. 462		4,433	—	(56)	—	—	4,377
BNW Recharge Private Equity Fund		7,138	—	(2,656)	—	—	4,482
United Partners Realasset Fund No. 14		9,998	(65)	135	—	—	10,068
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 12		17,977	(17,977)	—	—	—	—
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 13		12,035	(12,035)	—	—	—	—
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 14		13,711	—	2,685	—	—	16,396
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 15		13,738	—	2,116	—	—	15,854
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 16		13,290	—	2,687	—	—	15,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 17		5,378	—	1,847	—	—	7,225
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 18		10,925	—	3,948	—	—	14,873

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Beginning balance		Investment and dividend	Equity method income (loss)	Change in other comprehensive income	Impairment loss	Ending balance
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 19	~~W~~	5,052	—	2,515	—	—	7,567
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		4,197	(326)	517	—	—	4,388
SH Prestige High Dividend Security Feeder No.1[Equity]		2,579	1,962	2,229	—	—	6,770
IGIS Real Estate General Private Feeder Investment Company No. 562		—	23,000	(1,782)	—	—	21,218
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 21		—	15,700	(1,011)	—	—	14,689
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 22		—	15,700	(261)	—	—	15,439
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No. 23		—	15,700	(1,146)	—	—	14,554
Finflow		—	7,058	(20)	—	—	7,038
Fireant Media and Digital Service Joint Stock Company		—	4,925	(204)	—	—	4,721
ST EIP Holdings Inc.		—	51,873	1,265	—	—	53,138
AMP Capital Global Infrastructure Fund II B L		—	24,243	(1,171)	—	—	23,072
Post CR REITS No.1		—	3,500	—	—	—	3,500
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		—	4,781	(48)	—	—	4,733
Others		187,092	(74,374)	47,885	—	(1)	160,602

		~~W~~ 2,752,980	(262,556)	221,225	(22,962)	(49,485)	2,639,202

(*)	Due to cumulative unrealized losses incurred since initial acquisition, this item was recognized as an impairment loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

(c)	Summarized financial information of major associates as of December 31, 2024 and 2025 is as follows:

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,714,143	2,471,042	57,764	(22,798)	3,917	(18,881)
Shinhan-Neoplux Energy Newbiz Fund		52,550	6,398	26,255	1,591	—	1,591
Shinhan-Albatross tech investment Fund		17,575	229	17,168	(1,666)	—	(1,666)
VOGO Debt Strategy Qualified IV Private		18,573	8	5,810	3,229	—	3,229
Shinhan-Midas Donga Secondary Fund		6,304	—	868	(797)	—	(797)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,244	157	30,591	17,828	—	17,828
Shinhan Praxis K-Growth Global Private Equity Fund		26,087	6	18	(14)	—	(14)
Kiwoom Milestone Professional Private Real Estate Trust 19		—	39,013	6,701	3,188	—	3,188
Shinhan Global Healthcare Fund 1		39	4,925	—	(1)	—	(1)
KB NA Hickory Private Special Asset Fund		51,721	5,072	15,337	(1,158)	—	(1,158)
Koramco Europe Core Private Placement Real Estate Fund No. 2-2		17,260	1,779	(1,381)	(10,599)	—	(10,599)
KDBC-Midas Dong-A Global contents Fund		11,416	62	4	(7,080)	—	(7,080)
Shinhan-Nvestor Liquidity Solution Fund		20,841	270	2,354	1,236	—	1,236
Shinhan AIM FoF Fund 1-A		39,244	30	12,872	5,353	—	5,353
IGIS Global Credit Fund 150-1		19,966	12	5,917	5,008	—	5,008
Genesis North America Power Company No.1 PEF		15,514	—	7,299	7,018	—	7,018
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No. 3		40,375	81	28,764	28,406	—	28,406
Korea Finance Security Co., Ltd.		36,984	13,230	46,929	1,991	—	1,991
MIEL Co., Ltd.		423	565	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		165,492	885	(88,843)	(152,566)	—	(152,566)
Kiwoom-Shinhan Innovation Fund I		16,166	209	469	253	—	253

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Samchully Midstream Private Placement Special Asset Fund 5-4	~~W~~	94,792	30	22,021	9,371	—	9,371
MK Ventures-K Clavis Growth Capital Venture Fund 1 (*)		10	—	151	146	—	146
Vestas Qualified Investors Private Real Estate Fund Investment Trust No. 37		59,045	23	11,969	2,925	—	2,925
Milestone Private Real Estate Fund 3		59,637	—	1,297	(10,711)	—	(10,711)
Nomura-Rifa Private Real Estate Investment Trust 31		92,219	71,961	43,830	32,959	—	32,959
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No. 2		11,845	6	1,183	1,265	—	1,265
FuturePlay-Shinhan TechInnovation Fund 1		11,855	285	2,219	(1,648)	—	(1,648)
Stonebridge Corporate 1st Fund		9,016	1	—	(373)	—	(373)
Vogo Realty Partners Private Real Estate Fund V		49,374	96	5,403	(6,973)	—	(6,973)
Korea Credit Bureau		153,079	68,920	172,186	9,791	—	9,791
Goduck Gangil1 PFV Co., Ltd.		9,794	542	85,798	6,326	—	6,326
SBC PFV Co., Ltd.		1,315,956	1,125,532	4	(7,622)	—	(7,622)
NH-amundi global infra private fund 16		72,552	6,617	84,498	38,998	—	38,998
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	—	3,086	17,396	—	17,396
Sparklabs-Shinhan Opportunity Fund 1		5,505	—	25	(2,405)	—	(2,405)
IGIS Real-estate Private Investment Trust No. 33		93,113	54,852	5,709	2,863	—	2,863
Goduck Gangil10 PFV Co., Ltd.		31,122	144	59,353	6,350	—	6,350
Fidelis Global Private Real Estate Trust No. 2		748	57	(1)	(2)	—	(2)
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		145,170	59,302	(7,077)	(10,179)	—	(10,179)
Shinhan Global Healthcare Fund 2		31	183	1	—	—	—
Shinhan AIM Real Estate Fund No. 2		6,641	1,461	123,427	(89,613)	—	(89,613)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan AIM Real Estate Fund No.1	~~W~~	14,604	877	164,469	(245,607)	—	(245,607)
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,396	52	22,204	25,277	—	25,277
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,611	426	11,878	6,489	—	6,489
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,106	29	2,581	2,283	—	2,283
Korea Omega-Shinhan Project Fund I		38,945	—	19,657	19,599	—	19,599
Samsung SRA Real Estate Professional Private 45		139,222	18,119	(11,232)	(11,358)	—	(11,358)
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	—	(4,160)	(32,244)	—	(32,244)
VS Cornerstone Fund		8,085	254	—	(134)	—	(134)
NH-Amundi US Infrastructure Private Fund2		2,100	1	107	6,423	—	6,423
Kakao-Shinhan 1st TNYT Fund		48,793	96	12,387	7,840	—	7,840
Pacific Private Placement Real Estate Fund No. 40		145,794	98,798	4,270	3,022	—	3,022
Mastern Private Real Estate Loan Fund No. 2		3,977	14	627	590	—	590
LB Scotland Amazon Fulfillment Center Fund 29		29,223	227	3,917	(16,566)	—	(16,566)
JR AMC Hungary Budapest Office Fund 16		42,031	1,543	858	858	—	858
EDNCENTRAL Co., Ltd.		122,357	200,291	(35,285)	(70,591)	—	(70,591)
Gyeonggi-Neoplux Superman Fund		20,711	1,697	716	(4,218)	—	(4,218)
NewWave 6th Fund		36,572	878	9,185	(5,276)	—	(5,276)
Neoplux No.3 Private Equity Fund		129,055	7,532	1,307	(64,247)	—	(64,247)
PCC Amberstone Private Equity Fund I		67,099	—	17,359	12,898	—	12,898

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
KIAMCO POWERLOAN TRUST 4TH	~~W~~	102,831	13	8,143	12,529	—	12,529
Mastern Opportunity Seeking Real Estate Fund II		25,087	1,362	12,764	(13,478)	—	(13,478)
Neoplux Market-Frontier Secondary Fund		41,423	2	13,712	8,889	—	8,889
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	—	2,578	2,180	—	2,180
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,267	62	4,527	1,697	—	1,697
SHINHAN-NEO Core Industrial Technology Fund		16,704	400	21,363	7,522	—	7,522
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,396	31	3,173	2,973	—	2,973
Eum Private Equity Fund No.7		43,608	4	2,427	1,857	—	1,857
Kiwoom Hero No.4 Private Equity Fund		19,934	—	3,624	4,042	—	4,042
AJ-KOSNET Semicon One Venture Fund		14,576	122	1,827	1,613	—	1,613
Timefolio The Venture-V second		6,589	3	2,744	31	—	31
Shinhan Smilegate Global PEF I		27,798	475	(18,714)	(19,824)	—	(19,824)
Genesis Eco No.1 PEF		38,654	469	—	(490)	—	(490)
SHINHAN-NEO Market-Frontier 2nd Fund		65,802	1,402	11,931	691	—	691
J& Moorim Jade Investment Fund		21,508	—	1,862	1,740	—	1,740
Ulmus SHC innovation investment fund		17,910	—	207	(366)	—	(366)
T Core Industrial Technology 1st Venture PEF		9,541	23	206	(2,800)	—	(2,800)
TI First Property Private Investment Trust 1		7,776	21	4,139	507	—	507
Kiwoom-Shinhan Innovation Fund 2		23,991	129	429	(200)	—	(200)
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	—	7	(197)	—	(197)
SJ ESG Innovative Growth Fund		10,941	39	1	(3,791)	—	(3,791)
AVES 1st Corporate Recovery Private Equity Fund		6,131	194	—	(321)	—	(321)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Reverent-Shinhan Vista Fund	~~W~~	25,415	—	6,002	5,629	—	5,629
JS Shinhan Private Equity Fund		165,748	1	(39,164)	(40,720)	—	(40,720)
Meta TB ESG Private Equity Fund I		20,742	—	23	(321)	—	(321)
Shinhan VC tomorrow venture fund 1		180,741	2,474	19,038	(467)	—	(467)
H-IOTA Fund		38,306	517	10,346	10,044	—	10,044
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	—	71	(6)	—	(6)
Tres-Yujin Trust		26,264	202	5,347	5,344	—	5,344
Shinhan-Time mezzanine blind Fund		32,851	—	4,901	4,613	—	4,613
Capstone REITs No.26		51,536	40,798	914	(761)	—	(761)
JB Incheon-Bucheon REITS No.54		12,639	5	—	(29)	—	(29)
Hankook Smart Real Asset Investment Trust No.3		18,083	66	—	(4,986)	—	(4,986)
JB Hwaseong-Hadong REITs No.53		16,034	5	—	(29)	—	(29)
KB Oaktree Trust No.3		29,674	9	7,074	2,749	—	2,749
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,733	143	12,600	9,210	—	9,210
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,621	83	6,948	(2,604)	—	(2,604)
KB Distribution Private Real Estate 3-1		64,261	50	5,118	5,118	—	5,118
Pacific Private Investment Trust No.49-1		40,988	5,671	(1,819)	(2,852)	—	(2,852)
KIWOOM Real estate private placement fund for normal investors No. 31		13,403	17	1,669	1,604	—	1,604
RIFA Real estate private placement fund for normal investors No. 51		13,461	33	153	140	—	140
Shinhan-Kunicorn first Fund		24,603	7	7	(527)	—	(527)
Shinhan-Quantum Startup Fund		11,519	—	61	(246)	—	(246)
Shinhan Simone Fund I		8,901	3	206	(1,098)	—	(1,098)
Korea Investment develop seed Trust No.1		25,407	45	3,987	3,881	—	3,881
Tiger Green alpha Trust No.29		31,545	53	2,345	2,187	—	2,187
STIC ALT Global II Private Equity Fund		45,398	129	3,073	2,548	—	2,548
DDI LVC Master Real Estate Investment Trust Co., Ltd.		38,594	8	(60)	(5,340)	—	(5,340)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business	~~W~~	8,758	75	—	(5,109)	—	(5,109)
Find-Green New Deal 2nd Equity Fund		19,201	47	28	(625)	—	(625)
ShinhanFitrin 1st Technology Business Investment Association		26,243	68	2,869	2,445	—	2,445
Koramco Private Real Estate Fund 143		22,055	44	15	7	—	7
Korea Investment Top Mezzanine Private Real Estate Trust No.1		44,605	165	3,876	3,845	—	3,845
LB YoungNam Logistics Private Trust No.40		38,510	10	1,794	1,771	—	1,771
Shinhan-Cognitive Start-up Fund L.P.		12,844	—	4,046	2,657	—	2,657
Cornerstone J&M Fund I		12,849	47	1	(278)	—	(278)
Logisvalley Shinhan REIT Co., Ltd.		78,877	55,563	3,872	(1,031)	—	(1,031)
Shinhan-G.N.Tech Smart Innovation Fund		26,008	—	1,395	984	—	984
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		13,899	383	8	(420)	—	(420)
Korea Investment Green Newdeal Infra Trust No.1		57,567	25	—	(441)	—	(441)
BTS 2nd Private Equity Fund		39,434	359	527	81	—	81
NH-J&-IBKC Label Technology Fund		35,111	425	6	(363)	—	(363)
Hanyang Time Mezzanine Fund		8,790	—	270	(703)	—	(703)
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	—	815	810	—	810
Shinhan-isquare Venture PEF 1		10,655	63	—	(372)	—	(372)
Aurum Goldrush ESG Private Fund No. 1		10,629	16	332	316	—	316
Capstone Develop Frontier Trust		37,644	81	4,987	4,906	—	4,906
Nextrade Co., Ltd.		123,829	2,579	(12,517)	(34,855)	—	(34,855)
IBKC-Behigh Fund 1st		10,629	—	26	(198)	—	(198)
ON No.1 Private Equity Fund		19,991	—	1,628	1,369	—	1,369
Digital New Deal Kappa Private Equity Fund		19,178	—	—	(396)	—	(396)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
IBKCJS New Technology Fund No.1	~~W~~	8,901	—	2,523	(3,720)	—	(3,720)
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	—	9	(753)	—	(753)
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,658	24	9,617	5,184	—	5,184
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,390	19	244	224	—	224
TogetherKorea Private Investment Trust No. 6		5,425	1	150	147	—	147
TogetherKorea Private Investment Trust No. 7		5,425	1	150	147	—	147
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	—	239	112	—	112
Penture K-Content Investment Fund		57,553	337	505	(1,532)	—	(1,532)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		45,013	119	43	(3,047)	—	(3,047)
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,852	15	1,524	1,469	—	1,469
Shinhan-Timefolio Bio Accelerator Fund		24,659	464	32	(458)	—	(458)
Shinhan M&A-ESG Fund		27,661	1	137	(1,245)	—	(1,245)
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		103,444	37,314	21,731	5,701	—	5,701
KDBC meta-enter New Technology investment fund		24,375	2	1	(513)	—	(513)
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	—	133	(246)	—	(246)
Shinhan DS Secondary Investment Fund		5,047	152	(653)	(9,219)	—	(9,219)
Shinhan-openwater pre-IPO Investment Trust 1		11,337	5	1,873	1,386	—	1,386

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan-CJ TechInnovation Fund 1st	~~W~~	11,488	—	66	(422)	—	(422)
Shinhan-Eco Venture Fund 2nd		9,935	42	—	(257)	—	(257)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		16,243	—	835	358	—	358
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	—	1,878	1,284	—	1,284
Shinhan HB Wellness 1st Investment Trust		10,971	—	808	688	—	688
Korea real Asset Fund No.3		58,401	468	—	(2,198)	—	(2,198)
PineStreet Global Corporate FoF XIII-2		3,748	5	173	(47)	—	(47)
IGIS Yongsan Office General Private Real Estate Investment Trust 518		271,916	206,529	16,409	(614)	—	(614)
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	—	11	(3,419)	—	(3,419)
Time Robotics New Technology Investment Trust		12,651	—	240	40	—	40
Ascent-welcome Technology Investment Trust No.2		30,597	—	16	(1,125)	—	(1,125)
Newmain I funds		25,757	3	25,313	20,278	—	20,278
Igis General PE Real Estate Investment Trust 517-1		57,074	346	11	(1,983)	—	(1,983)
SH Ulmus M.P.E. Innovative Venture Fund 7		10,612	—	250	112	—	112
Consus Osansegyo No.2		16,024	6	284	282	—	282
Shinhan AIM Private Fund of Fund 9-B		147,033	70	25,619	11,888	—	11,888
Shinhan General Private Real Estate Investment Trust No.3		130,731	2,057	5,557	(491)	—	(491)
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	—	916	2,087	—	2,087
Happy Pet Life Care New Technology Investment Association No.2		9,997	—	—	(1,523)	—	(1,523)
Shinhan-soo secondary Fund		21,567	—	77	(982)	—	(982)
TECHFIN RATINGS Co., Ltd.		32,223	4,000	170	(3,089)	—	(3,089)
Songpa biz cluster PFV Co., Ltd.		909,499	860,724	—	(1,225)	—	(1,225)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Asset		Liability	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Planeta PTE LTD	~~W~~	36,088	2,061	1,677	3,354	—	3,354
The E&Shinhan New Growth Up Fund		7,035	—	16	(163)	—	(163)
Shinhan-GB FutureFlow Fund L.P.		8,951	99	(98)	(801)	—	(801)
Credila Financial Services		6,597,497	5,362,148	188,931	36,768	—	36,768
Shinhan Market-Frontier Fund III		29,058	—	89	(940)	—	(940)
DB IPO HighYield Fund 1		14,974	—	970	846	—	846
Exponential SQUARE Private Investment Trust No.1		10,233	18	3,365	220	—	220
Fine North America Credit Private Mixed Asset Investment Trust 22		8,610	769	1,062	401	—	401
IGIS Private Real Estate Investment No.454		14,022	12	95	81	—	81
IGIS Private Real Estate Investment No.462		6,445	39	223	176	—	176
BNW Recharge Private Equity Fund		33,918	133	2,050	1,755	—	1,755
United Partners Realasset Fund No.14		30,026	32	206	(6)	—	(6)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		1,758,651	1,399,238	78,021	30,627	—	30,627
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		1,186,406	945,673	50,564	19,152	—	19,152
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		1,086,016	811,622	37,721	19,563	—	19,563
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		1,085,298	810,379	36,610	18,667	—	18,667
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		1,084,569	818,607	42,410	24,595	—	24,595
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		525,649	418,113	2,206	(155)	—	(155)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		1,045,465	826,940	(1,922)	(4,905)	—	(4,905)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		523,914	422,896	5,962	5,122	—	5,122
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,870	109	7,131	3,895	—	3,895

(*)	Excluded associates that are not accounted for using the equity method due to disposal or for which financial information was not available as of December 31, 2024.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
BNP Paribas Cardif Life Insurance	~~W~~	2,610,512	2,367,134	47,048	(14,043)	—	(14,043)
Shinhan-Neoplux Energy Newbiz Fund		45,420	4,290	5,216	(5,022)	—	(5,022)
Shinhan-Albatross tech investment Fund		11,342	11	2,990	(1,978)	—	(1,978)
VOGO Debt Strategy Qualified IV Private		9,193	4	1,503	(60)	—	(60)
Shinhan-Midas Donga Secondary Fund		3,417	—	1	(1,056)	—	(1,056)
ShinHan – Soo Young Entrepreneur Investment Fund No.1		7,369	103	294	(1,238)	—	(1,238)
Shinhan Praxis K-Growth Global Private Equity Fund		26,081	1	16	—	—	—
Kiwoom Milestone Professional Private Real Estate Trust 19		101	36,920	8,575	2,194	—	2,194
Shinhan Global Healthcare Fund 1		38	3,507	1	—	—	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2		14,162	1,837	8,323	(1,404)	—	(1,404)
Shinhan-Nvestor Liquidity Solution Fund		15,085	121	2,301	(590)	—	(590)
Shinhan AIM FoF Fund 1-A		2	—	55	40	—	40
IGIS Global Credit Fund 150-1		3,976	3	(4,034)	(4,068)	—	(4,068)
Nomura-Rifa Private Real Estate Investment Trust 19		1,237	12,519	(9,928)	(11,027)	—	(11,027)
Genesis North America Power Company No.1 PEF		13,881	35	10,658	1,193	—	1,193
Korea Finance Security Co., Ltd.		41,108	15,296	47,822	2,059	—	2,059
MIEL Co., Ltd.		423	565	—	—	—	—
AIP Transportation Specialized Privately Placed Fund Trust #1		175,881	178	89,236	6,883	—	6,883
Kiwoom-Shinhan Innovation Fund I		15,849	341	2	(450)	—	(450)
Samchully Midstream Private Placement Special Asset Fund 5-4		83,898	25	15,930	(6,398)	—	(6,398)
MK Ventures-K Clavis Growth Capital Venture Fund 1		7	—	—	(4)	—	(4)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37	~~W~~	53,514	35	7,454	(2,747)	—	(2,747)
Milestone Private Real Estate Fund 3		82,313	15,952	19,404	1,145	—	1,145
Nomura-Rifa Private Real Estate Investment Trust 31		90,451	71,014	9,498	(508)	—	(508)
FuturePlay-Shinhan TechInnovation Fund 1		12,764	160	1,201	1,034	—	1,034
Vogo Realty Partners Private Real Estate Fund V		47,579	115	14,350	(767)	—	(767)
Korea Credit Bureau		156,968	44,319	195,322	29,489	—	29,489
Goduck Gangil1 PFV Co., Ltd.		6,399	330	(134)	(769)	—	(769)
SBC PFV Co., Ltd.		1,517,864	1,338,087	(1,093)	(10,648)	—	(10,648)
NH-amundi global infra private fund 16		55,639	40	41,577	(18,770)	—	(18,770)
SH BNCT Professional Investment Type Private Special Asset Investment Trust		284,142	—	2,900	13,568	—	13,568
IGIS Real-estate Private Investment Trust No.33		93,022	65,050	10,378	3,631	—	3,631
Fidelis Global Private Real Estate Trust No.2		753	62	1	—	—	—
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		58,792	74	130	—	—	—
Shinhan Global Healthcare Fund 2		31	183	1	—	—	—
Shinhan AIM Real Estate Fund No.1		32,433	1,479	224,439	17,230	—	17,230
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		178,424	70	29,854	2,906	—	2,906
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		68,261	492	0	(7,455)	—	(7,455)
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		21,968	28	460	592	—	592

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Korea Omega-Shinhan Project Fund I	~~W~~	10,725	—	70,333	35,586	—	35,586
Samsung SRA Real Estate Professional Private 45		146,093	29,969	14,647	6,568	—	6,568
IBK Global New Renewable Energy Special Asset Professional Private2		96,818	51	17,251	2,605	—	2,605
Kakao-Shinhan 1st TNYT Fund		49,061	98	647	263	—	263
Pacific Private Placement Real Estate Fund No.40		175,099	98,060	110,276	33,061	—	33,061
LB Scotland Amazon Fulfillment Center Fund 29		35,411	123	27,397	(3,480)	—	(3,480)
JR AMC Hungary Budapest Office Fund 16		43,087	1,914	12,442	123	—	123
Gyeonggi-Neoplux Superman Fund		19,336	—	6,251	322	—	322
NewWave 6th Fund		33,577	791	2,485	(2,907)	—	(2,907)
Neoplux No.3 Private Equity Fund		111,356	9,271	35,272	(19,230)	—	(19,230)
PCC Amberstone Private Equity Fund I		38,558	1,561	5,875	(305)	—	(305)
KIAMCO POWERLOAN TRUST 4TH		98,813	13	5,028	1,885	—	1,885
Mastern Opportunity Seeking Real Estate Fund II		5,738	—	29,833	3,745	—	3,745
Neoplux Market-Frontier Secondary Fund		28,177	—	1,416	(13,237)	—	(13,237)
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,927	124	3,165	(402)	—	(402)
SHINHAN-NEO Core Industrial Technology Fund		14,560	288	264	(2,032)	—	(2,032)
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		67,224	29	2,943	3,207	—	3,207
Eum Private Equity Fund No.7		45,410	6	10,561	3,729	—	3,729
AJ-KOSNET Semicon One Venture Fund		14,406	178	2	(230)	—	(230)
Genesis Eco No.1 PEF		30,863	623	—	(7,946)	—	(7,946)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SHINHAN-NEO Market-Frontier 2nd Fund	~~W~~	59,139	1,485	11,056	2,653	—	2,653
Ulmus SHC innovation investment fund		23,322	—	5,587	5,416	—	5,416
T Core Industrial Technology 1st Venture PEF		9,715	3	198	194	—	194
TI First Property Private Investment Trust 1		2,272	21	5,173	5,115	—	5,115
Kiwoom-Shinhan Innovation Fund 2		29,907	325	14,854	14,519	—	14,519
ETRI Holdings-Shinhan 1st Unicorn Fund		8,247	—	11	(144)	—	(144)
AVES 1st Corporate Recovery Private Equity Fund		6,220	316	—	(33)	—	(33)
Reverent-Shinhan Vista Fund		28,061	—	2,541	2,237	—	2,237
JS Shinhan Private Equity Fund		163,377	724	(1,555)	(3,091)	—	(3,091)
Meta TB ESG Private Equity Fund I		20,410	—	8	(332)	—	(332)
Shinhan VC tomorrow venture fund 1		261,781	2,992	89,255	74,939	—	74,939
Stonebridge-Shinhan Unicorn Secondary Fund		50,970	672	6,450	5,755	—	5,755
Tres-Yujin Trust		26,592	301	233	230	—	230
Capstone REITs No.26		50,974	40,837	147	(600)	—	(600)
JB Incheon-Bucheon REITS No.54		14,729	11	2,109	2,081	—	2,081
Hankook Smart Real Asset Investment Trust No.3		6,352	103	7,701	(7,225)	—	(7,225)
JB Hwaseong-Hadong REITs No.53		2,559	3	3,293	3,268	—	3,268
KB Oaktree Trust No.3		28,742	798	10,358	1,632	—	1,632
KAI-The Square Fund 1		85	62	98	63	—	63
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		106,145	30	7,492	10,565	—	10,565
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		162,241	84	6,497	6,245	—	6,245
KB Distribution Private Real Estate 3-1		2	100	(100)	(2,603)	—	(2,603)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Pacific Private Investment Trust No.49-1	~~W~~	46,448	184	16,845	10,946	—	10,946
KIWOOM Real estate private placement fund for normal investors No. 31		4	77	(34)	(50)	—	(50)
RIFA Real estate private placement fund for normal investors No. 51		19	47	4,756	(5)	—	(5)
Shinhan-Kunicorn first Fund		20,102	—	2	(4,498)	—	(4,498)
Shinhan-Quantum Startup Fund		11,281	—	29	(238)	—	(238)
Shinhan Simone Fund I		3,917	27	199	94	—	94
Korea Investment develop seed Trust No.1		26,936	111	3,244	2,780	—	2,780
STIC ALT Global II Private Equity Fund		45,262	216	4,458	777	—	777
DDI LVC Master Real Estate Investment Trust Co., Ltd.		30,991	9	(3)	(7,607)	—	(7,607)
Find-Green New Deal 2nd Equity Fund		20,984	47	1,932	1,781	—	1,781
ShinhanFitrin 1st Technology Business Investment Association		24,396	64	688	(1,843)	—	(1,843)
Koramco Private Real Estate Fund 143		26,771	65	4,706	4,696	—	4,696
Korea Investment Top Mezzanine Private Real Estate Trust No.1		13,706	26	1,336	(5,108)	—	(5,108)
LB YoungNam Logistics Private Trust No.40		38,857	10	2,937	2,748	—	2,748
Shinhan-Cognitive Start-up Fund L.P.		12,933	277	1,534	(189)	—	(189)
Logisvalley Shinhan REIT Co., Ltd.		78,074	55,469	3,874	(710)	—	(710)
Shinhan-G.N.Tech Smart Innovation Fund		21,948	—	7,129	4,260	—	4,260
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		16,757	373	7	(732)	—	(732)
Korea Investment Green Newdeal Infra Trust No.1		62,377	27	(217)	(268)	—	(268)
BTS 2nd Private Equity Fund		42,226	157	—	(104)	—	(104)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
NH-J&-IBKC Label Technology Fund	~~W~~	30,499	721	15,844	14,495	—	14,495
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,905	—	3,511	2,374	—	2,374
Shinhan-isquare Venture PEF 1		8,296	42	7	(155)	—	(155)
Aurum Goldrush ESG Private Fund No. 1		9,082	12	(1,155)	(1,546)	—	(1,546)
Nextrade Co., Ltd.		135,357	14,107	67,843	—	—	—
IBKC-Behigh Fund 1st		10,414	—	17	(215)	—	(215)
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		34,374	—	9,567	8,728	—	8,728
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		35,558	21	4,694	2,608	—	2,608
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,731	21	477	456	—	456
TogetherKorea Private Investment Trust No. 6		5,542	1	120	117	—	117
TogetherKorea Private Investment Trust No. 7		5,542	1	120	117	—	117
Kiwoom Core Industrial Technology Investment Fund No.3		12,014	—	831	(127)	—	(127)
Penture K-Content Investment Fund		81,619	337	67	(16,373)	—	(16,373)
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		35,845	69	10,805	10,183	—	10,183
Hana Alternative Investment Kosmes PCBO General PEF No. 1		14,278	15	2,110	1,852	—	1,852
Shinhan-Timefolio Bio Accelerator Fund		35,826	464	24,201	23,693	—	23,693
Shinhan M&A-ESG Fund		38,799	—	4,015	2,799	—	2,799
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		68,818	70	11,231	4,276	—	4,276
Shinhan Time Secondary Blind New Technology Investment Trust		23,448	—	8,951	8,686	—	8,686
Shinhan DS Secondary Investment Fund		62,721	153	43,951	43,452	—	43,452

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Shinhan-openwater pre-IPO Investment Trust 1	~~W~~	13,138	6	6,899	6,700	—	6,700
Shinhan-CJ TechInnovation Fund 1st		11,053	—	68	(435)	—	(435)
Shinhan-Eco Venture Fund 2nd		9,001	42	249	(108)	—	(108)
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		17,637	—	725	133	—	133
Hantoo Shinhan Lake K-beauty Technology Investment Trust		30,811	—	—	(1,098)	—	(1,098)
Shinhan HB Wellness 1st Investment Trust		11,722	—	869	750	—	750
Korea real Asset Fund No.3		65,623	239	8,086	3,787	—	3,787
Timefolio Tech Fund I		14,419	71	531	231	—	231
PineStreet Global Corporate FoF XIII-2		8,150	8	1,805	1,126	—	1,126
IGIS Yongsan Office General Private Real Estate Investment Trust 518		262,395	208,976	11,179	(9,200)	—	(9,200)
SH K-REITs Infra Real Estate Investment Trust (FoFs)		13,671	16	2,515	2,339	—	2,339
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		17,420	—	671	1,109	—	1,109
Time Robotics New Technology Investment Trust		12,158	—	245	(255)	—	(255)
Ascent-welcome Technology Investment Trust No.2		25,688	—	1,144	1,092	—	1,092
Igis General PE Real Estate Investment Trust 517-1		57,644	346	(1,786)	(2,573)	(776)	(3,349)
SH Ulmus M.P.E. Innovative Venture Fund 7		10,268	—	206	(347)	—	(347)
Consus Osansegyo No.2		16,406	388	383	—	—	—
Shinhan AIM Private Fund of Fund 9-B		174,507	123	35,441	7,208	—	7,208
Shinhan General Private Real Estate Investment Trust No.3		143,216	1,616	8,811	9,747	—	9,747
Paros Kosdaq Venture General Private Investment Trust No. 5		12,354	2	921	374	—	374
Shinhan-soo secondary Fund		22,475	—	1,272	908	—	908
TECHFIN RATINGS Co., Ltd.		26,117	3,606	1,370	(5,711)	—	(5,711)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
Songpa biz cluster PFV Co., Ltd.	~~W~~	2,061,152	2,013,972	—	(1,595)	—	(1,595)
Planeta PTE LTD		36,720	—	3,719	2,694	—	2,694
The E&Shinhan New Growth Up Fund		14,992	—	3,129	2,796	—	2,796
HHR Special Situation Real Estate Private Investment Trust No. 13		16,118	37	3,701	3,455	—	3,455
Shinhan-GB FutureFlow Fund L.P.		16,177	12	9	(626)	—	(626)
Credila Financial Services		8,555,773	7,082,850	907,033	199,394	(6,759)	192,635
Shinhan-DS Mezzanine Fund 1		24,137	—	5,679	5,128	—	5,128
Shinhan Time BM sobujang Fund		11,462	—	1,004	734	—	734
Tigris Fund No. 58		18,286	—	15,760	15,612	—	15,612
Shinhan Market-Frontier Fund III		51,059	—	3,594	2,001	—	2,001
Fine North America Credit Private Mixed Asset Investment Trust 22		10,641	641	1,764	787	—	787
IGIS Private Real Estate Investment No.454		14,004	15	1	(25)	—	(25)
IGIS Private Real Estate Investment No.462		6,372	47	6	(81)	—	(81)
BNW Recharge Private Equity Fund		21,346	133	3	(12,570)	—	(12,570)
United Partners Realasset Fund No.14		30,260	53	458	405	—	405
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		1,130,346	916,520	62,187	35,016	—	35,016
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		1,115,837	912,310	55,065	27,165	—	27,165
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		1,085,990	877,765	65,151	35,020	—	35,020
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		540,904	443,282	37,459	24,955	—	24,955
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		1,110,136	877,285	87,835	61,808	—	61,808
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		532,152	416,574	50,597	38,412	—	38,412
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		22,143	102	5,643	2,597	—	2,597

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Assets		Liabilities	Operating revenue	Net profit (loss)	Other comprehen- sive income (loss)	Total comprehen- sive income (loss)
SH Prestige High Dividend Security Feeder No.1[Equity]	~~W~~	28,356	52	9,538	9,319	—	9,319
IGIS Real Estate General Private Feeder Investment Company No.562		24,919	663	(53)	(1,716)	(1,536)	(3,252)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		1,584,731	1,289,266	43,763	(20,336)	—	(20,336)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		1,565,827	1,255,271	43,249	(5,250)	—	(5,250)
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		1,378,370	1,085,625	34,074	(23,051)	—	(23,051)
Finflow		46,860	3,444	6,876	(133)	(858)	(991)
Fireant Media and Digital Service Joint Stock Company		26,827	97	403	(1,155)	—	(1,155)
ST EIP Holdings Inc.		614,640	506,195	26,162	2,582	—	2,582
AMP Capital Global Infrastructure Fund II B L		1,630,662	92,506	290,372	(78,067)	—	(78,067)
Post CR REITS No.1		5,008	8	8	—	—	—
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		20,452	139	1,596	(206)	—	(206)

(*)	Excluded associates that are not accounted for using the equity method due to disposal or for which financial information was not available as of December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

(d)	The reconciliation of the financial information to the carrying amount of its interests in the associates as of December 31, 2024 and 2025 is as follows:

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	243,101	14.99	36,441	(5)	—	36,436
Shinhan-Neoplux Energy Newbiz Fund		46,152	31.66	14,612	—	—	14,612
Shinhan-Albatross tech investment Fund		17,346	50.00	8,672	—	—	8,672
VOGO Debt Strategy Qualified IV Private		18,565	20.00	3,713	—	—	3,713
Shinhan-Midas Donga Secondary Fund		6,304	50.00	3,152	—	—	3,152
ShinHan – Soo Young Entrepreneur Investment Fund No.1		14,087	24.00	3,381	—	—	3,381
Shinhan Praxis K-Growth Global Private Equity Fund		26,081	14.15	3,690	—	—	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*5)		(39,013)	50.00	(19,506)	—	19,506	—
Shinhan Global Healthcare Fund 1 (*5)		(4,886)	3.13	(153)	—	153	—
KB NA Hickory Private Special Asset Fund		46,649	37.50	17,493	—	—	17,493
Koramco Europe Core Private Placement Real Estate Fund No.2-2		15,481	44.02	6,815	—	—	6,815
KDBC-Midas Dong-A Global contents Fund		11,354	23.26	2,640	—	—	2,640
Shinhan-Nvestor Liquidity Solution Fund		20,571	24.92	5,126	—	—	5,126
Shinhan AIM FoF Fund 1-A		39,214	25.00	9,804	—	—	9,804
IGIS Global Credit Fund 150-1		19,954	25.00	4,989	—	—	4,989
Genesis North America Power Company No.1 PEF		15,514	43.84	6,802	—	—	6,802
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3		40,294	23.33	9,402	—	—	9,402
Korea Finance Security Co., Ltd.		23,754	14.91	3,542	—	—	3,542
MIEL Co., Ltd. (*2)		(142)	28.77	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		164,607	35.73	58,807	—	—	58,807
Kiwoom-Shinhan Innovation Fund I		15,957	50.00	7,979	—	—	7,979
Samchully Midstream Private Placement Special Asset Fund 5-4		94,762	41.67	39,484	—	—	39,484
MK Ventures-K Clavis Growth Capital Venture Fund 1		10	26.67	3	—	—	3
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		59,022	60.00	35,413	—	—	35,413
Milestone Private Real Estate Fund 3		59,637	32.06	19,120	—	—	19,120
Nomura-Rifa Private Real Estate Investment Trust 31		20,258	31.31	6,343	—	—	6,343

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
SH Senior Loan Professional Investment Type Private Mixed Asset Investment Trust No.2	~~W~~	11,839	21.27	2,518	—	—	2,518
FuturePlay-Shinhan TechInnovation Fund 1		11,570	50.00	5,785	—	—	5,785
Stonebridge Corporate 1st Fund		9,015	44.12	3,977	—	—	3,977
Vogo Realty Partners Private Real Estate Fund V		49,278	21.64	10,662	—	—	10,662
Korea Credit Bureau		84,159	9.00	7,574	—	—	7,574
Goduck Gangil1 PFV Co., Ltd.		9,252	1.04	96	—	—	96
SBC PFV Co., Ltd. (*3)		190,424	25.00	47,606	—	(9,990)	37,616
NH-amundi global infra private fund 16		65,935	50.00	32,968	—	—	32,968
SH BNCT Professional Investment Type Private Special Asset Investment Trust		311,321	72.50	225,708	—	—	225,708
Sparklabs-Shinhan Opportunity Fund 1		5,505	49.50	2,725	—	—	2,725
IGIS Real-estate Private Investment Trust No.33		38,261	40.86	15,632	—	—	15,632
Goduck Gangil10 PFV Co., Ltd.		30,978	19.90	6,165	—	—	6,165
Fidelis Global Private Real Estate Trust No.2		691	79.63	551	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		85,868	28.70	24,644	—	—	24,644
Shinhan Global Healthcare Fund 2 (*5)		(152)	13.68	(21)	—	21	—
Shinhan AIM Real Estate Fund No.2		5,180	30.00	1,554	—	—	1,554
Shinhan AIM Real Estate Fund No.1		13,727	21.01	2,884	—	—	2,884
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		179,344	22.02	39,491	—	—	39,491
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		75,185	29.19	21,947	—	—	21,947
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		22,077	71.43	15,770	—	—	15,770
Korea Omega-Shinhan Project Fund I		38,945	50.00	19,473	—	—	19,473
Samsung SRA Real Estate Professional Private 45		121,103	25.00	30,276	—	—	30,276
IBK Global New Renewable Energy Special Asset Professional Private2		114,189	28.98	33,098	—	—	33,098
VS Cornerstone Fund		7,831	41.18	3,225	—	—	3,225
NH-Amundi US Infrastructure Private Fund2		2,099	25.91	544	—	—	544
Kakao-Shinhan 1st TNYT Fund		48,697	48.62	23,678	—	—	23,678

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Pacific Private Placement Real Estate Fund No.40	~~W~~	46,996	24.73	11,623	—	—	11,623
Mastern Private Real Estate Loan Fund No.2		3,963	33.57	1,330	—	—	1,330
LB Scotland Amazon Fulfillment Center Fund 29		28,996	65.00	18,848	—	—	18,848
JR AMC Hungary Budapest Office Fund 16		40,488	32.57	13,187	—	—	13,187
EDNCENTRAL Co., Ltd. (*6)		(77,934)	13.47	(10,495)	—	10,495	—
Gyeonggi-Neoplux Superman Fund		19,014	21.76	4,138	—	—	4,138
NewWave 6th Fund		35,694	30.00	10,708	—	—	10,708
Neoplux No.3 Private Equity Fund		121,523	10.00	12,152	—	—	12,152
PCC Amberstone Private Equity Fund I		67,099	21.67	14,540	—	—	14,540
KIAMCO POWERLOAN TRUST 4TH		102,818	47.37	48,703	—	—	48,703
Mastern Opportunity Seeking Real Estate Fund II		23,725	22.22	5,272	—	—	5,272
Neoplux Market-Frontier Secondary Fund		41,421	19.74	8,175	—	—	8,175
Synergy Green New Deal 1st New Technology Business Investment Fund		38,542	28.17	10,857	—	—	10,857
KIAMCO Vietnam Solar Special Asset Private Investment Trust		14,205	50.00	7,103	—	—	7,103
SHINHAN-NEO Core Industrial Technology Fund		16,304	49.75	8,111	—	—	8,111
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		72,365	30.00	21,710	—	—	21,710
Eum Private Equity Fund No.7		43,604	21.00	9,156	—	—	9,156
Kiwoom Hero No.4 Private Equity Fund		19,934	21.05	4,197	—	—	4,197
AJ-KOSNET Semicon One Venture Fund		14,454	22.22	3,212	—	—	3,212
Timefolio The Venture-V second		6,586	20.73	1,365	—	—	1,365
Shinhan Smilegate Global PEF I		27,323	14.21	3,882	—	—	3,882
Genesis Eco No.1 PEF		38,185	29.01	11,077	—	—	11,077
SHINHAN-NEO Market-Frontier 2nd Fund		64,400	42.70	27,499	—	—	27,499
J& Moorim Jade Investment Fund		21,508	24.89	5,353	—	—	5,353
Ulmus SHC innovation investment fund		17,910	24.04	4,305	—	—	4,305
T Core Industrial Technology 1st Venture PEF		9,518	31.47	2,995	—	—	2,995
TI First Property Private Investment Trust 1		7,755	40.00	3,102	—	—	3,102
Kiwoom-Shinhan Innovation Fund 2		23,862	42.86	10,227	—	—	10,227
ETRI Holdings-Shinhan 1st Unicorn Fund		9,391	50.00	4,696	—	—	4,696
SJ ESG Innovative Growth Fund		10,902	28.57	3,115	—	—	3,115
AVES 1st Corporate Recovery Private Equity Fund		5,937	76.19	4,523	—	—	4,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Reverent-Shinhan Vista Fund	~~W~~	25,415	13.41	3,409	—	—	3,409
JS Shinhan Private Equity Fund		165,747	3.85	6,381	—	—	6,381
Meta TB ESG Private Equity Fund I		20,742	27.40	5,683	—	—	5,683
Shinhan VC tomorrow venture fund 1		178,267	39.62	70,633	—	—	70,633
H-IOTA Fund		37,789	24.81	9,377	—	—	9,377
Stonebridge-Shinhan Unicorn Secondary Fund		52,230	26.01	13,587	—	—	13,587
Tres-Yujin Trust		26,062	50.00	13,031	—	—	13,031
Shinhan-Time mezzanine blind Fund		32,851	50.00	16,426	—	—	16,426
Capstone REITs No.26		10,738	50.00	5,369	—	—	5,369
JB Incheon-Bucheon REITS No.54		12,634	39.31	4,967	—	—	4,967
Hankook Smart Real Asset Investment Trust No.3		18,017	33.33	6,006	—	—	6,006
JB Hwaseong-Hadong REITs No.53		16,029	31.03	4,974	—	—	4,974
KB Oaktree Trust No.3		29,665	33.33	9,888	—	—	9,888
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		177,590	29.73	52,797	—	—	52,797
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		159,538	24.85	39,645	—	—	39,645
KB Distribution Private Real Estate 3-1		64,211	37.50	24,079	—	—	24,079
Pacific Private Investment Trust No.49-1		35,317	79.28	28,000	—	—	28,000
KIWOOM Real estate private placement fund for normal investors No. 31		13,386	60.00	8,032	—	—	8,032
RIFA Real estate private placement fund for normal investors No. 51		13,428	40.00	5,371	—	—	5,371
Shinhan-Kunicorn first Fund		24,596	38.31	9,424	—	—	9,424
Shinhan-Quantum Startup Fund		11,519	49.18	5,665	—	—	5,665
Shinhan Simone Fund I		8,898	38.46	3,422	—	—	3,422
Korea Investment develop seed Trust No.1		25,362	40.00	10,145	—	—	10,145
Tiger Green alpha Trust No.29		31,492	95.24	29,992	—	—	29,992
STIC ALT Global II Private Equity Fund		45,269	21.74	9,841	—	—	9,841
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		38,586	15.00	5,788	—	12	5,800
Reverent Frontier Private Equity Fund IV Specializing in Start-up Venture Business		8,683	23.89	2,074	—	—	2,074
Find-Green New Deal 2nd Equity Fund		19,154	22.57	4,324	—	—	4,324
ShinhanFitrin 1st Technology Business Investment Association		26,175	16.17	4,232	—	—	4,232
Koramco Private Real Estate Fund 143		22,011	30.30	6,669	—	—	6,669
Korea Investment Top Mezzanine Private Real Estate Trust No.1		44,440	22.22	9,876	—	—	9,876

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
LB YoungNam Logistics Private Trust No.40	~~W~~	38,500	25.00	9,625	—	—	9,625
Shinhan-Cognitive Start-up Fund L.P.		12,844	32.77	4,209	—	—	4,209
Cornerstone J&M Fund I		12,802	26.67	3,414	—	—	3,414
Logisvalley Shinhan REIT Co., Ltd. (*1)		23,314	20.27	4,726	—	(1,337)	3,389
Shinhan-G.N.Tech Smart Innovation Fund		26,008	50.00	13,004	—	—	13,004
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		13,516	50.00	6,758	—	—	6,758
Korea Investment Green Newdeal Infra Trust No.1		57,542	27.97	16,096	—	—	16,096
BTS 2nd Private Equity Fund		39,075	26.00	10,159	—	—	10,159
NH-J&-IBKC Label Technology Fund		34,686	27.81	9,646	—	—	9,646
Hanyang Time Mezzanine Fund		8,790	28.57	2,511	—	—	2,511
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,831	50.00	3,916	—	—	3,916
Shinhan-isquare Venture PEF 1		10,592	40.00	4,237	—	—	4,237
Aurum Goldrush ESG Private Fund No. 1		10,613	28.33	3,007	—	—	3,007
Capstone Develop Frontier Trust		37,563	21.43	8,049	—	—	8,049
Nextrade Co., Ltd.		121,250	8.00	9,700	—	—	9,700
IBKC-Behigh Fund 1st		10,629	29.73	3,160	—	—	3,160
ON No.1 Private Equity Fund		19,991	28.57	5,712	—	—	5,712
Digital New Deal Kappa Private Equity Fund		19,178	24.75	4,747	—	—	4,747
IBKCJS New Technology Fund No.1		8,901	29.41	2,618	—	—	2,618
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		46,301	20.83	9,646	—	—	9,646
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		39,634	28.57	11,324	—	—	11,324
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,371	75.00	3,278	—	—	3,278
TogetherKorea Private Investment Trust No. 6		5,424	99.98	5,423	—	—	5,423
TogetherKorea Private Investment Trust No. 7		5,424	99.98	5,423	—	—	5,423
Kiwoom Core Industrial Technology Investment Fund No.3		12,139	34.75	4,219	—	—	4,219
Penture K-Content Investment Fund		57,216	19.78	11,319	—	—	11,319
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		44,894	30.00	13,468	—	—	13,468
Hana Alternative Investment Kosmes PCBO General PEF No. 1		13,837	37.04	5,125	—	—	5,125

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-Timefolio Bio Accelerator Fund	~~W~~	24,195	48.39	11,707	—	—	11,707
Shinhan M&A-ESG Fund		27,660	23.33	6,454	—	—	6,454
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		66,130	28.43	18,804	—	—	18,804
KDBC meta-enter New Technology investment fund		24,373	27.89	6,797	—	—	6,797
Shinhan Time Secondary Blind New Technology Investment Trust		9,762	47.50	4,637	—	—	4,637
Shinhan DS Secondary Investment Fund		4,895	49.83	2,439	—	—	2,439
Shinhan-openwater pre-IPO Investment Trust 1		11,332	50.00	5,666	—	—	5,666
Shinhan-CJ TechInnovation Fund 1st		11,488	40.00	4,595	—	—	4,595
Shinhan-Eco Venture Fund 2nd		9,893	40.00	3,957	—	—	3,957
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		16,243	40.00	6,497	—	—	6,497
Hantoo Shinhan Lake K-beauty Technology Investment Trust		44,701	22.96	10,264	—	—	10,264
Shinhan HB Wellness 1st Investment Trust		10,971	48.54	5,326	—	—	5,326
Korea real Asset Fund No.3		57,933	28.57	16,552	—	—	16,552
PineStreet Global Corporate FoF XIII-2		3,743	100.00	3,743	—	—	3,743
IGIS Yongsan Office General Private Real Estate Investment Trust 518		65,387	26.22	17,144	—	—	17,144
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		16,313	22.99	3,750	—	—	3,750
Time Robotics New Technology Investment Trust		12,651	29.86	3,778	—	—	3,778
Ascent-welcome Technology Investment Trust No.2		30,597	27.65	8,460	—	—	8,460
Newmain I funds		25,754	36.36	9,364	—	—	9,364
Igis General PE Real Estate Investment Trust 517-1		56,728	96.78	54,902	—	—	54,902
SH Ulmus M.P.E. Innovative Venture Fund 7		10,612	28.57	3,032	—	—	3,032
Consus Osansegyo No.2		16,018	50.00	8,009	—	—	8,009
Shinhan AIM Private Fund of Fund 9-B		146,963	25.00	36,741	—	—	36,741
Shinhan General Private Real Estate Investment Trust No.3		128,674	20.75	26,706	—	—	26,706
Paros Kosdaq Venture General Private Investment Trust No. 5		23,074	28.56	6,590	—	—	6,590
Happy Pet Life Care New Technology Investment Association No.2		9,997	30.00	2,999	—	—	2,999

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2024
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan-soo secondary Fund	~~W~~	21,567	77.61	16,737	—	—	16,737
TECHFIN RATINGS Co., Ltd. (*4)		28,223	45.00	12,700	—	12,910	25,610
Songpa biz cluster PFV Co., Ltd.		48,775	27.40	13,364	—	—	13,364
Planeta PTE LTD		34,027	33.33	11,341	—	—	11,341
The E&Shinhan New Growth Up Fund		7,035	50.00	3,518	—	—	3,518
Shinhan-GB FutureFlow Fund L.P.		8,852	58.18	5,150	—	—	5,150
Credila Financial Services (*4)		1,235,349	10.93	135,024	—	128,092	263,116
Shinhan Market-Frontier Fund III		29,058	44.02	12,791	—	—	12,791
DB IPO HighYield Fund 1		14,974	28.57	4,278	—	—	4,278
Exponential SQUARE Private Investment Trust No.1		10,215	50.99	5,208	—	—	5,208
Fine North America Credit Private Mixed Asset Investment Trust 22		7,841	58.82	4,613	—	—	4,613
IGIS Private Real Estate Investment No.454		14,010	24.04	3,368	—	—	3,368
IGIS Private Real Estate Investment No.462		6,406	69.20	4,433	—	—	4,433
BNW Recharge Private Equity Fund		33,785	21.13	7,138	—	—	7,138
United Partners Realasset Fund No.14		29,994	33.33	9,998	—	—	9,998
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.12		359,413	5.00	17,977	—	—	17,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.13		240,733	5.00	12,035	—	—	12,035
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		274,394	5.00	13,711	—	—	13,711
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		274,919	5.00	13,738	—	—	13,738
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		265,962	5.00	13,290	—	—	13,290
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		107,536	5.00	5,378	—	—	5,378
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		218,525	5.00	10,925	—	—	10,925
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		101,018	5.00	5,052	—	—	5,052
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		18,761	22.37	4,197	—	—	4,197

(*1)	Others represent the adjustments of fair value when acquired.
(*2)
Others represent fair value adjustment amounts recognized at the time of acquisition and cumulative losses that were not recognized due to the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero as a result of accumulated deficits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

(*3)	Others represent adjustments resulting from the equity method not being applied to non-voting preferred shares issued by the investee.
(*4)	Others represent goodwill recognized at the time of acquisition.
(*5)	Others represent changes between the financial statements used for the external fair value valuation and those as of the end of the reporting period.
(*6)
Others represent cumulative unrecognized losses arising from the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero due to accumulated deficits.

	2025
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
BNP Paribas Cardif Life Insurance	~~W~~	243,378	14.99	36,482	(5)	—	36,477
Shinhan-Neoplux Energy Newbiz Fund		41,130	31.66	13,022	—	—	13,022
Shinhan-Albatross tech investment Fund		11,331	50.00	5,666	—	—	5,666
VOGO Debt Strategy Qualified IV Private		9,189	20.00	1,838	—	—	1,838
Shinhan-Midas Donga Secondary Fund		3,417	50.00	1,709	—	—	1,709
ShinHan – Soo Young Entrepreneur Investment Fund No.1		7,266	24.00	1,744	—	—	1,744
Shinhan Praxis K-Growth Global Private Equity Fund		26,080	14.15	3,690	—	—	3,690
Kiwoom Milestone Professional Private Real Estate Trust 19 (*6)		(36,819)	50.00	(18,409)	—	18,409	—
Shinhan Global Healthcare Fund 1 (*6)		(3,469)	4.41	(153)	—	153	—
Koramco Europe Core Private Placement Real Estate Fund No.2-2		12,325	44.02	5,426	—	—	5,426
Shinhan-Nvestor Liquidity Solution Fund		14,964	24.92	3,729	—	—	3,729
Shinhan AIM FoF Fund 1-A		2	25.00	1	—	—	1
IGIS Global Credit Fund 150-1		3,973	25.00	993	—	—	993
Nomura-Rifa Private Real Estate Investment Trust 19 (*6)		(11,282)	31.20	(3,520)	—	3,520	—
Genesis North America Power Company No.1 PEF		13,846	43.84	6,071	—	—	6,071
Korea Finance Security Co., Ltd.		25,812	14.91	3,849	—	—	3,849
MIEL Co., Ltd. (*2)		(142)	28.77	(41)	—	41	—
AIP Transportation Specialized Privately Placed Fund Trust #1		175,703	35.73	62,771	—	—	62,771
Kiwoom-Shinhan Innovation Fund I		15,508	50.00	7,754	—	—	7,754
Samchully Midstream Private Placement Special Asset Fund 5-4		83,873	41.67	34,947	—	—	34,947
MK Ventures-K Clavis Growth Capital Venture Fund 1		7	26.67	2	—	—	2
Vestas Qualified Investors Private Real Estate Fund Investment Trust No.37		53,479	60.00	32,087	—	—	32,087

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Milestone Private Real Estate Fund 3	~~W~~	66,361	32.06	21,276	—	—	21,276
Nomura-Rifa Private Real Estate Investment Trust 31		19,437	31.31	6,086	—	—	6,086
FuturePlay-Shinhan TechInnovation Fund 1		12,604	50.00	6,302	—	—	6,302
Vogo Realty Partners Private Real Estate Fund V		47,464	21.64	10,271	—	—	10,271
Korea Credit Bureau		112,649	9.00	10,138	—	—	10,138
Goduck Gangil1 PFV Co., Ltd.		6,069	1.04	63	—	—	63
SBC PFV Co., Ltd. (*3)		179,777	25.00	44,944	—	(9,990)	34,954
NH-amundi global infra private fund 16		55,599	50.00	27,800	—	—	27,800
SH BNCT Professional Investment Type Private Special Asset Investment Trust		284,142	72.50	206,003	—	—	206,003
IGIS Real-estate Private Investment Trust No.33		27,972	24.18	6,764	—	—	6,764
Fidelis Global Private Real Estate Trust No.2		691	79.63	551	—	—	551
AIP EURO PRIVATE REAL ESTATE TRUST No. 12		58,718	28.70	16,852	—	—	16,852
Shinhan Global Healthcare Fund 2 (*6)		(152)	13.68	(21)	—	21	—
Shinhan AIM Real Estate Fund No.1		30,954	21.01	6,504	—	—	6,504
SH Daegu Green Power Cogeneration System Professional Investment Type Private Special Asset Investment Trust		178,354	22.02	39,273	—	—	39,273
SH Sangju YC Expressway Professional Investment Type Private Special Asset Investment Trust		67,769	29.19	19,782	—	—	19,782
SH Global Infrastructure Professional Investment Type Private Special Asset Investment Trust No.7-2		21,940	71.43	15,672	—	—	15,672
Korea Omega-Shinhan Project Fund I		10,725	50.00	5,363	—	—	5,363
Samsung SRA Real Estate Professional Private 45		116,124	25.00	29,031	—	—	29,031
IBK Global New Renewable Energy Special Asset Professional Private2		96,767	28.98	28,048	—	—	28,048
Kakao-Shinhan 1st TNYT Fund		48,963	48.62	23,806	—	—	23,806
Pacific Private Placement Real Estate Fund No.40		77,039	24.73	19,052	—	—	19,052
LB Scotland Amazon Fulfillment Center Fund 29		35,288	65.00	22,937	—	—	22,937
JR AMC Hungary Budapest Office Fund 16		41,173	34.87	14,357	—	—	14,357
Gyeonggi-Neoplux Superman Fund		19,336	21.76	4,208	—	—	4,208
NewWave 6th Fund		32,786	30.00	9,836	—	—	9,836

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Neoplux No.3 Private Equity Fund	~~W~~	102,085	10.00	10,209	—	—	10,209
PCC Amberstone Private Equity Fund I		36,997	21.67	8,017	—	—	8,017
KIAMCO POWERLOAN TRUST 4TH		98,800	47.37	46,800	—	—	46,800
Mastern Opportunity Seeking Real Estate Fund II		5,738	20.00	1,148	—	—	1,148
Neoplux Market-Frontier Secondary Fund		28,177	19.74	5,562	—	—	5,562
KIAMCO Vietnam Solar Special Asset Private Investment Trust		13,803	50.00	6,902	—	—	6,902
SHINHAN-NEO Core Industrial Technology Fund		14,272	49.75	7,100	—	—	7,100
SHBNPP Green New Deal Energy Professional Investment Type Private Special Asset Investment Trust No.2		67,195	30.00	20,158	—	—	20,158
Eum Private Equity Fund No.7		45,404	21.00	9,534	—	—	9,534
AJ-KOSNET Semicon One Venture Fund		14,228	22.22	3,161	—	—	3,161
Genesis Eco No.1 PEF		30,240	29.01	8,772	—	—	8,772
SHINHAN-NEO Market-Frontier 2nd Fund		57,654	42.70	24,618	—	—	24,618
Ulmus SHC innovation investment fund		23,322	24.04	5,607	—	—	5,607
T Core Industrial Technology 1st Venture PEF		9,712	31.47	3,056	—	—	3,056
TI First Property Private Investment Trust 1		2,251	40.00	900	—	—	900
Kiwoom-Shinhan Innovation Fund 2		29,582	42.86	12,679	—	—	12,679
ETRI Holdings-Shinhan 1st Unicorn Fund		8,247	50.00	4,124	—	—	4,124
AVES 1st Corporate Recovery Private Equity Fund		5,904	76.19	4,498	—	—	4,498
Reverent-Shinhan Vista Fund		28,061	13.41	3,763	—	—	3,763
JS Shinhan Private Equity Fund		162,653	3.85	6,262	—	—	6,262
Meta TB ESG Private Equity Fund I		20,410	27.40	5,592	—	—	5,592
Shinhan VC tomorrow venture fund 1		258,789	39.62	102,540	—	—	102,540
Stonebridge-Shinhan Unicorn Secondary Fund		50,298	26.01	13,082	—	—	13,082
Tres-Yujin Trust		26,291	50.00	13,146	—	—	13,146
Capstone REITs No.26		10,137	50.00	5,069	—	—	5,069
JB Incheon-Bucheon REITS No.54		14,718	39.31	5,785	—	—	5,785
Hankook Smart Real Asset Investment Trust No.3		6,249	33.33	2,083	—	—	2,083
JB Hwaseong-Hadong REITs No.53		2,556	31.03	793	—	—	793
KB Oaktree Trust No.3		27,944	33.33	9,314	—	—	9,314
KAI-The Square Fund 1		23	47.96	11	—	—	11
SH Real Estate Loan Investment Type Private Real Estate Investment Trust No.2		106,115	29.73	31,548	—	—	31,548
Shinhan JigaeNamsan Road Private Special Asset Investment Trust		162,157	24.85	40,296	—	—	40,296

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
KB Distribution Private Real Estate 3-1 (*6)	~~W~~	(98)	37.50	(37)	—	37	—
Pacific Private Investment Trust No.49-1		46,264	79.28	36,678	—	—	36,678
KIWOOM Real estate private placement fund for normal investors No. 31 (*6)		(73)	60.00	(44)	—	44	—
RIFA Real estate private placement fund for normal investors No. 51 (*6)		(28)	40.00	(11)	—	11	—
Shinhan-Kunicorn first Fund		20,102	38.31	7,701	—	—	7,701
Shinhan-Quantum Startup Fund		11,281	49.18	5,548	—	—	5,548
Shinhan Simone Fund I		3,890	38.46	1,496	—	—	1,496
Korea Investment develop seed Trust No.1		26,825	40.00	10,730	—	—	10,730
STIC ALT Global II Private Equity Fund		45,046	21.74	9,793	—	—	9,793
DDI LVC Master Real Estate Investment Trust Co., Ltd. (*1)		30,982	15.00	4,647	—	12	4,659
Find-Green New Deal 2nd Equity Fund		20,937	22.57	4,726	—	—	4,726
ShinhanFitrin 1st Technology Business Investment Association		24,332	16.17	3,934	—	—	3,934
Koramco Private Real Estate Fund 143		26,706	30.30	8,092	—	—	8,092
Korea Investment Top Mezzanine Private Real Estate Trust No.1		13,680	22.22	3,040	—	—	3,040
LB YoungNam Logistics Private Trust No.40		38,847	25.00	9,712	—	—	9,712
Shinhan-Cognitive Start-up Fund L.P.		12,656	32.77	4,147	—	—	4,147
Logisvalley Shinhan REIT Co., Ltd. (*1)		22,605	20.27	4,582	—	(1,337)	3,245
Shinhan-G.N.Tech Smart Innovation Fund		21,948	50.00	10,974	—	—	10,974
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1st		16,384	50.00	8,192	—	—	8,192
Korea Investment Green Newdeal Infra Trust No.1		62,350	27.97	17,439	—	—	17,439
BTS 2nd Private Equity Fund		42,069	26.00	10,938	—	—	10,938
NH-J&-IBKC Label Technology Fund		29,778	27.81	8,281	—	—	8,281
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund		7,905	50.00	3,953	—	—	3,953
Shinhan-isquare Venture PEF 1		8,254	40.00	3,301	—	—	3,301
Aurum Goldrush ESG Private Fund No. 1		9,070	28.33	2,569	—	—	2,569
Nextrade Co., Ltd.		121,250	8.00	9,700	—	—	9,700
IBKC-Behigh Fund 1st		10,414	29.73	3,096	—	—	3,096
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1		34,374	20.83	7,160	—	—	7,160
VOGO Debt Strategy General Private Real Estate Investment Trust No. 18		35,537	28.57	10,153	—	—	10,153
Koramco IPO REITS Mezzanine General Private Investment Trust No. 38		4,710	75.00	3,533	—	—	3,533

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
TogetherKorea Private Investment Trust No. 6	~~W~~	5,541	99.98	5,540	—	—	5,540
TogetherKorea Private Investment Trust No. 7		5,541	99.98	5,540	—	—	5,540
Kiwoom Core Industrial Technology Investment Fund No.3		12,014	34.75	4,175	—	—	4,175
Penture K-Content Investment Fund		81,282	19.78	16,080	—	—	16,080
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund		35,776	30.00	10,733	—	—	10,733
Hana Alternative Investment Kosmes PCBO General PEF No. 1		14,263	37.04	5,283	—	—	5,283
Shinhan-Timefolio Bio Accelerator Fund		35,362	48.39	17,112	—	—	17,112
Shinhan M&A-ESG Fund		38,799	23.33	9,053	—	—	9,053
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.		68,748	28.43	19,548	—	—	19,548
Shinhan Time Secondary Blind New Technology Investment Trust		23,448	47.50	11,138	—	—	11,138
Shinhan DS Secondary Investment Fund		62,568	49.83	31,178	—	—	31,178
Shinhan-openwater pre-IPO Investment Trust 1		13,132	50.00	6,566	—	—	6,566
Shinhan-CJ TechInnovation Fund 1st		11,053	40.00	4,421	—	—	4,421
Shinhan-Eco Venture Fund 2nd		8,959	40.00	3,584	—	—	3,584
Heungkuk-Shinhan the1st Visionary Technology Investment Trust no. 1		17,637	40.00	7,055	—	—	7,055
Hantoo Shinhan Lake K-beauty Technology Investment Trust		30,811	22.96	7,074	—	—	7,074
Shinhan HB Wellness 1st Investment Trust		11,722	48.54	5,690	—	—	5,690
Korea real Asset Fund No.3		65,384	28.57	18,680	—	—	18,680
Timefolio Tech Fund I		14,348	21.18	3,039	—	—	3,039
PineStreet Global Corporate FoF XIII-2		8,142	100.00	8,142	—	—	8,142
IGIS Yongsan Office General Private Real Estate Investment Trust 518		53,419	26.22	14,006	—	—	14,006
SH K-REITs Infra Real Estate Investment Trust (FoFs)		13,655	23.30	3,182	—	—	3,182
Samsung-dunamu Innovative IT Technology Investment Trust No. 1		17,420	22.99	4,005	—	—	4,005
Time Robotics New Technology Investment Trust		12,158	29.86	3,630	—	—	3,630
Ascent-welcome Technology Investment Trust No.2		25,688	27.65	7,103	—	—	7,103
Igis General PE Real Estate Investment Trust 517-1		57,298	96.71	55,414	(439)	—	54,975
SH Ulmus M.P.E. Innovative Venture Fund 7		10,268	28.57	2,933	—	—	2,933
Consus Osansegyo No.2		16,018	50.00	8,009	—	—	8,009

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
Shinhan AIM Private Fund of Fund 9-B	~~W~~	174,384	25.00	43,596	—	—	43,596
Shinhan General Private Real Estate Investment Trust No.3		141,600	20.75	29,389	—	—	29,389
Paros Kosdaq Venture General Private Investment Trust No. 5		12,352	29.45	3,638	—	—	3,638
Shinhan-soo secondary Fund		22,475	77.61	17,442	—	—	17,442
TECHFIN RATINGS Co., Ltd. (*4)		22,511	45.00	10,130	—	12,910	23,040
Songpa biz cluster PFV Co., Ltd.		47,180	27.40	12,927	—	—	12,927
Planeta PTE LTD		36,720	33.33	12,239	—	—	12,239
The E&Shinhan New Growth Up Fund		14,992	50.00	7,496	—	—	7,496
HHR Special Situation Real Estate Private Investment Trust No. 13		16,081	20.00	3,216	—	—	3,216
Shinhan-GB FutureFlow Fund L.P.		16,165	50.00	8,082	—	—	8,082
Credila Financial Services (*4)		1,472,923	10.06	148,176	—	117,638	265,814
Shinhan-DS Mezzanine Fund 1		24,137	15.09	3,643	—	—	3,643
Shinhan Time BM sobujang Fund		11,462	29.41	3,371	—	—	3,371
Tigris Fund No. 58		18,286	20.83	3,809	—	—	3,809
Shinhan Market-Frontier Fund III		51,059	44.02	22,476	—	—	22,476
Fine North America Credit Private Mixed Asset Investment Trust 22		10,000	58.82	5,883	—	—	5,883
IGIS Private Real Estate Investment No.454		13,989	24.04	3,362	—	—	3,362
IGIS Private Real Estate Investment No.462		6,325	69.20	4,377	—	—	4,377
BNW Recharge Private Equity Fund		21,213	21.13	4,482	—	—	4,482
United Partners Realasset Fund No.14		30,207	33.33	10,068	—	—	10,068
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.14		213,826	7.67	16,396	—	—	16,396
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.15		203,527	7.79	15,854	—	—	15,854
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.16		208,225	7.67	15,977	—	—	15,977
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.17		97,622	7.40	7,225	—	—	7,225
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.18		232,851	6.39	14,873	—	—	14,873
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.19		115,578	6.55	7,567	—	—	7,567
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]		22,041	19.91	4,388	—	—	4,388
SH Prestige High Dividend Security Feeder No.1[Equity]		28,304	23.92	6,770	—	—	6,770

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

	2025
Investees	Net assets (a)		Ownership (%) (b)	Interests in the net assets (a)*(b)	Intra-group transactions	Others	Carrying amount
IGIS Real Estate General Private Feeder Investment Company No.562 (*5)	~~W~~	24,256	88.46	21,457	(264)	25	21,218
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.21		295,465	4.97	14,689	—	—	14,689
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.22		310,556	4.97	15,439	—	—	15,439
Shinhan Securities HIFI Bond SafeR 2Y Private Fund No.23		292,745	4.97	14,554	—	—	14,554
Finflow (*1)		43,416	15.00	6,512	—	526	7,038
Fireant Media and Digital Service Joint Stock Company		26,730	17.66	4,721	—	—	4,721
ST EIP Holdings Inc.		108,445	49.00	53,138	—	—	53,138
AMP Capital Global Infrastructure Fund II B L		1,538,156	1.50	23,072	—	—	23,072
Post CR REITS No.1		5,000	70.00	3,500	—	—	3,500
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]		20,313	23.30	4,733	—	—	4,733

(*1)	Others represent the adjustments of fair value when acquired.
(*2)
Others represent fair value adjustment amounts recognized at the time of acquisition and cumulative losses that were not recognized due to the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero as a result of accumulated deficits.

(*3)	Others represent adjustments resulting from the equity method not being applied to non-voting preferred shares issued by the investee.
(*4)	Others represent goodwill recognized at the time of acquisition.
(*5)	Others represent changes between the financial statements used for the external fair value valuation and those as of the end of the reporting period.
(*6)
Others represent cumulative unrecognized losses arising from the suspension of equity method accounting after the carrying amount of the investment account was reduced to zero due to accumulated deficits.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

16.	Investments in associates (continued)

(e)	The unrecognized equity method losses as of and for the years ended December 31, 2024 and 2025 are as follows:

	2024
Investees	Unrecognized changes during the prior period		Cumulative unrecognized equity method losses
MIEL Co., Ltd.	~~W~~	—	(41)
Shinhan Global Healthcare Fund 1		—	(153)
Shinhan Global Healthcare Fund 2		—	(21)
EDNCENTRAL Co., Ltd.		(4,818)	(10,495)
Kiwoom Milestone Professional Private Real Estate Trust 19		(73)	(19,506)

	~~W~~	(4,891)	(30,216)

	2025
Investees	Unrecognized changes during the current period		Cumulative unrecognized equity method losses
MIEL Co., Ltd.	~~W~~	—	(41)
Shinhan Global Healthcare Fund 1		—	(153)
Shinhan Global Healthcare Fund 2		—	(21)
Kiwoom Milestone Professional Private Real Estate Trust 19		1,097	(18,409)
KIWOOM Real estate private placement fund for normal investors No. 31		(44)	(44)
RIFA Real estate private placement fund for normal investors No. 51		(11)	(11)
KB Distribution Private Real Estate 3-1		(37)	(37)
Nomura-Rifa Private Real Estate Investment Trust 19		(3,520)	(3,520)

	~~W~~	(2,515)	(22,236)

17.	Investment properties

(a)	Investment properties as of December 31, 2024 and 2025 are as follows:

	2024		2025
Acquisition cost	~~W~~	495,844	808,759
Accumulated depreciation		(168,148)	(196,398)
Accumulated impairment losses		—	(741)

Carrying amount	~~W~~	327,696	611,620

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

17.	Investment properties (continued)

(b)	Changes in investment properties for the years ended December 31, 2024 and 2025 are as follows:

	2024		2025
Beginning balance	~~W~~	257,806	327,696
Acquisition		3,582	80,103
Disposal		(1,854)	(5,507)
Depreciation		(15,063)	(16,922)
Impairment loss recognized		—	(694)
Amounts transferred from property and equipment		77,752	4,829
Amounts transferred from (to) assets held for sale (*)		5,551	(52,138)
Effects of foreign currency adjustments		(78)	6,279
Effects of business combinations		—	267,974

Ending balance	~~W~~	327,696	611,620

(*)	Comprise buildings and land, etc.

(c)	Income and expenses on investment property for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Rental income	~~W~~	24,472	28,708	35,725
Direct operating expenses for investment properties that generated rental income		12,905	11,385	12,733

(d)	Fair value of investment property

(i)	The fair value of investment properties measured at cost as of December 31, 2024 and 2025 is as follows:

	2024		2025
Land and buildings	~~W~~	741,547	1,160,058

(ii)	The valuation te chni ques and inputs used to measure the fair value of investment property as of December 31, 2024 and 2025 are as follows:

	2024		2025	Input variables
Market approach	~~W~~	741,547	875,056	Comparable market transactions, Official land prices, etc.
Income approach		—	285,002	Rental income, Discount rate, etc.

	~~W~~	741,547	1,160,058

The fair value of investment property was determined based on valuations performed by an independent valuation firm with appropriate professional qualifications. Under the market approach, the valuation was derived using various market data, including recent market transactions of comparable properties with

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

17.	Investment properties (continued)

similar location, use, and scale, as well as official land prices. Under the income approach, the valuation was determined by discounting the expected future cash flows to be generated from the property using an appropriate discount rate. As significant unobservable inputs were used in these valuation processes, the fair value measurement is classified as Level 3 within the fair value hierarchy.

18.	Other assets
Other assets as of December 31, 2024 and 2025 are as follows:

	2024		2025
Accounts receivable	~~W~~	13,611,340	27,441,511
Domestic exchange settlement debit		4,909,780	11,258,959
Guarantee deposits		982,836	985,307
Discounted present value		(57,626)	(51,293)
Accrued income		3,810,267	3,774,852
Prepaid expense		381,091	393,748
Provisional payments		411,923	417,246
Sundry assets		136,079	250,017
Advance payments		484,828	671,143
Leased assets		2,125,379	1,890,090
Others		180,005	34,087
Allowances for credit loss of other assets		(574,304)	(541,316)

	~~W~~ 26,401,598		46,524,351

19.	Leases

(a)	Gross investment and present value of minimum lease payment of finance lease as of December 31, 2024 and 2025 are as follows:

	2024
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	655,270	116,496	538,774
1 ~ 2 years		580,993	75,359	505,634
2 ~ 3 years		520,285	36,203	484,082
3 ~ 4 years		305,670	13,301	292,369
4 ~ 5 years		217,104	10,347	206,757
Later than 5 years		3,858	11	3,847

	~~W~~	2,283,180	251,717	2,031,463

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2024 is ~~W~~ 119,049 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

19.	Leases (continued)

	2025
	Gross investment		Unearned finance income	Present value of minimum lease payment
Not later than 1 year	~~W~~	718,515	119,989	598,526
1 ~ 2 years		641,935	73,116	568,819
2 ~ 3 years		442,923	40,645	402,278
3 ~ 4 years		351,421	16,236	335,185
4 ~ 5 years		243,782	9,503	234,279
Later than 5 years		3,926	9	3,917

	~~W~~	2,402,502	259,498	2,143,004

(*)	Interest income on finance lease receivables recognized for the year ended December 31, 2025 is ~~W~~ 135,004 million.

(b)	Minimum lease payment receivable schedule for operating lease contracts of the Group as lessor as of December 31, 2024 and 2025 are as follows:

	Minimum lease payment
	2024		2025
Not later than 1 year	~~W~~	585,583	531,124
1 ~ 2 years		455,068	394,824
2 ~ 3 years		313,369	251,163
3 ~ 4 years		169,173	118,738
4 ~ 5 years		52,983	29,081
Later than 5 years		328	260

	~~W~~	1,576,504	1,325,190

(c)	Changes in operating lease assets for the years ended December 31, 2024 and 2025 are as follows:

	2024		2025
Beginning balance	~~W~~	2,077,080	2,123,621
Acquisition		740,721	504,347
Disposal		(228,384)	(293,222)
Depreciation		(465,716)	(445,157)
Amounts transferred from (to) property and equipment		(80)	(30)

Ending balance	~~W~~	2,123,621	1,889,559

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

19.	Leases (continued)

(d)	The details of the right-of-use assets by the lessee’s underlying asset type as of December 31, 2024 and 2025 are as follows:

	2024
	Acquisition cost		Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,621,125	(784,200)	836,925
Vehicle		57,737	(31,744)	25,993
Others		38,803	(26,471)	12,332

	~~W~~	1,717,665	(842,415)	875,250

	2025
	Acquisition cost		Accumulated depreciation	Carrying amount
Real estate	~~W~~	1,687,919	(952,505)	735,414
Vehicle		56,741	(35,619)	21,122
Others		37,736	(26,245)	11,491

	~~W~~	1,782,396	(1,014,369)	768,027

(e)	Changes in right-of-use assets for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	566,941	28,417	11,117	606,475
Acquisition		601,686	15,454	6,963	624,103
Disposal		(40,522)	(4,222)	(708)	(45,452)
Depreciation (*)		(311,077)	(13,843)	(5,026)	(329,946)
Impairment loss recognized		53	—	—	53
Effects of foreign currency adjustments		19,844	187	(14)	20,017

Ending balance	~~W~~	836,925	25,993	12,332	875,250

	2025
	Real estate		Vehicle	Others	Total
Beginning balance	~~W~~	836,925	25,993	12,332	875,250
Acquisition		271,932	13,205	4,729	289,866
Disposal		(57,574)	(4,788)	(757)	(63,119)
Depreciation (*)		(317,022)	(13,060)	(4,853)	(334,935)
Effects of foreign currency adjustments		1,153	(232)	40	961
Effects of business combinations		—	4	—	4

Ending balance	~~W~~	735,414	21,122	11,491	768,027

(*)	Included in general administrative expense, other operating expense and insurance service expense of the consolidated statements of comprehensive income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

19.	Leases (continued)

(f)	The details of the maturity of the lease liability as of December 31, 2024 and 2025 are as follows:

	2024
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	31,623	45,513	63,760	128,823	479,432	95,807	844,958
Vehicle		6,849	1,687	2,355	5,578	15,939	220	32,628
Others		721	713	1,325	2,202	8,142	—	13,103

	~~W~~	39,193	47,913	67,440	136,603	503,513	96,027	890,689

	2025
	1 month or less		1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Real estate	~~W~~	32,077	44,129	63,944	114,686	401,536	92,509	748,881
Vehicle		6,899	2,052	2,933	5,420	11,432	—	28,736
Others		767	633	1,035	2,376	7,911	—	12,722

	~~W~~	39,743	46,814	67,912	122,482	420,879	92,509	790,339

(*)	The above amounts are based on undiscounted cash flows, and have been classified at the earliest maturity that the Group has the obligation to pay.

(g)	The lease payments for low-value assets and short-term leases for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Low-value assets	~~W~~	7,016	6,287	5,365
Short-term lease (*)		1,841	975	1,484

Total	~~W~~	8,857	7,262	6,849

(*)	The payments for leases with terms of 1 month or less are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

20.	Assets Pledged as Collateral and Assets Held as Collateral

(a)	Assets pledged as collateral as of December 31, 2024 and 2025 are as follows:

	2024		2025	Reasons for collateral
Loans at amortized cost	~~W~~	119,699	—	Pledge for borrowing transaction
Securities:
Securities at FVTPL		14,837,334	12,402,270	Customer RP, etc.
Securities at FVOCI		10,223,916	13,435,175	Borrowings, Settlement security for Bank of Korea, Borrowed securities, etc.
Securities at amortized cost		1,464,788	21,845,620	Borrowings, Settlement security for Bank of Korea, Customer RP, etc.

		26,526,038	47,683,065

Deposits at amortized cost		1,845,022	315,986	Borrowings, etc.
Property and Equipment (real estate)		5,515	3,474	Establishing the right to collateral security, etc.

	~~W~~	28,496,274	48,002,525

(*)
The carrying amounts of assets pledged that the pledgees have the right to sell or re-pledge
regardless of the Group’s default as of December 31, 2024 and 2025 are
~~W~~
13,579,738 million and
~~W~~
13,374,326 million, respectively.

(b)
As of December 31, 2024 and 2025, the fair value of securities held as collateral by the Group that may be sold or repledged, regardless of whether the pledgor defaults, amounted to
~~W~~
5,676,715 million and
~~W~~
3,607,427 million, respectively. The fair value of collateral sold or repledged amounted to
~~W~~
1,339,757 million and
~~W~~
1,606,806 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

21.	Held for sale

(a)	The details of non-current assets and liabilities held for sale as of December 31, 2024 and 2025 are as follows:

	2024		2025
Assets of disposal group classified as held for sale
Cash and due from banks	~~W~~	—	3,310
Property and equipment		29,583	58,340
Investment property		—	9,447
Other assets held for sale		—	115

		29,583	71,212

Liabilities of disposal group classified as held for sale
Other liabilities		—	1,465

	~~W~~	—	1,465

During the year ended December 31, 2025, the Group entered into a share purchase agreement for the sale of all of its equity interests in Shinhan Securities America Inc. and classified the related assets of
~~W~~
4,462 million and liabilities of
~~W~~
1,465 million as assets of a disposal group classified as held for sale and liabilities of a disposal group classified as held for sale, respectively. In addition, the Group classified property and equipment and investment property that are highly probable to be sold within one year from the end of the reporting period as non-current
assets held for sale.

(b)	Cumulative gains and losses recognized in other comprehensive income (OCI)
As of December 31, 2025, cumulative gains and losses recognized in other comprehensive income in relation to non-current
assets held for sale amount to
~~W~~
2,798 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

22.	Deposits
Deposits as of December 31, 2024 and 2025 are as follows:

	2024		2025
Demand deposits:
Korean won	~~W~~	134,283,019	146,969,815
Foreign currencies		25,748,740	25,870,958

		160,031,759	172,840,773

Time deposits:
Korean won		202,699,097	202,475,134
Foreign currencies		33,828,393	35,853,116

		236,527,490	238,328,250

Certificates of deposits		10,409,701	17,001,339
Discount note deposits		7,624,787	8,921,064
CMA		4,451,561	4,889,093
Others		3,735,747	5,668,452

	~~W~~	422,781,045	447,648,971

23.	Financial liabilities at fair value through profit or loss
Financial liabilities at fair value through profit or loss as of December 31, 2024 and 2025 are as follows:

	2024		2025
Securities sold:
Stocks	~~W~~	640	11,360
Bonds		354,084	779,056
Others		3,117	—

		357,841	790,416
Gold/silver deposits		597,058	1,522,071

	~~W~~	954,899	2,312,487

24.	Financial liabilities designated at fair value through profit or loss

(a)	Financial liabilities designated at fair value through profit or loss as of December 31, 2024 and 2025 are as follows:

	2024		2025	Reason for designation
Derivative-linked securities sold	~~W~~	7,959,176	6,090,215	Compound financial instrument
Debt securities issued		261,299	287,849	Fair value measurement and management

	~~W~~	8,220,475	6,378,064

(*)	The Group designated the financial liabilities at the initial recognition (or subsequently) in accordance with paragraph 6.7.1 of IFRS 9 as financial liabilities at fair value through profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

24.	Financial liabilities designated at fair value through profit or loss (continued)

Maximum credit risk exposure of the financial liabilities designated at fair value through profit or loss amounts to
~~W~~
6,378,064 million as of December 31, 2025. Decrease in values of the liability due to credit risk changes is
~~W~~
4,163 million for the year ended December 31, 2025 and the accumulated changes in values are
~~W~~
(-)6,163 million as of December 31, 2025.

(b)
The difference between the carrying amount of financial liabilities designated at fair value through profit or loss and the amount required to be paid at contractual maturity as of December 31, 2024 and 2025 are as follows:

	2024		2025
Expiration payment	~~W~~	8,001,931	6,140,775
Carrying amount		8,220,475	6,378,064

Difference from carrying amount	~~W~~	(218,544)	(237,289)

25.	Borrowings
Borrowings as of December 31, 2024 and 2025 are as follows:

	2024			2025
	Interest rate (%)	Amount		Interest rate (%)	Amount
Borrowings denominated in Korean won:
Borrowings from Bank of Korea	1.50~1.50	~~W~~	3,106,011	1.00~1.00	~~W~~	3,574,907
Others	0.00~5.72		23,869,254	0.00~5.22		21,974,367

			26,975,265			25,549,274

Borrowings denominated in foreign currencies:
Overdraft due from banks	0.00~0.00		30,837	0.00~0.00		54,293
Borrowings from banks	0.00~16.25		7,591,181	0.00~19.50		10,870,815
Others	0.00~16.75		2,713,165	1.53~14.83		2,545,755

			10,335,183			13,470,863

Call money	0.29~4.97		1,197,823	0.70~4.20		1,437,100
Bill of sale	0.00~3.23		8,872	0.00~2.79		11,887
Bonds sold under repurchase agreements	0.00~5.45		11,542,956	0.00~3.90		14,988,698
Deferred origination costs			(139,726)			(62,988)

		~~W~~	49,920,373		~~W~~	55,394,834

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

26.	Debt securities issued
Debt securities issued as of December 31, 2024 and 2025 are as follows:

	2024			2025
	Interest rate (%)	Amount		Interest rate (%)	Amount
Debt securities issued in Korean won:
Debt securities issued	1.00~9.50	~~W~~	72,561,043	1.43~9.50	~~W~~	72,212,922
Subordinated debt securities issued	2.20~5.20		2,820,105	2.20~5.20		3,014,773
Gain on fair value hedges	—		(188,774)	—		(195,980)
Discount on debt securities issued	—		(85,489)	—		(94,499)

			75,106,885			74,937,216

Debt securities issued in foreign currencies:
Debt securities issued	0.98~6.60		13,979,805	0.98~5.40		14,012,181
Subordinated debt securities issued	3.34~5.75		4,995,972	3.75~5.75		4,186,893
Gain on fair value hedges	—		(250,628)	—		(87,714)
Discount on debt securities issued	—		(66,180)	—		(57,154)

			18,658,969			18,054,206

		~~W~~	93,765,854		~~W~~	92,991,422

27.	Defined benefit plans
The Group has operated a defined benefit plan and calculates defined benefit obligations based on the employee’s pension compensation benefits and service period.

(a)	Defined benefit plan assets and obligations as of December 31, 2024 and 2025 are as follows:

	2024		2025
Present value of defined benefit obligations	~~W~~	2,345,148	2,313,168
Fair value of plan assets		(2,461,871)	(2,648,445)

Recognized liability (asset) for defined benefit obligations (*)	~~W~~	(116,723)	(335,277)

(*)
The asset for defined benefit obligation of
~~W~~
116,723 million as of December 31, 2024 is the net defined benefit assets of
~~W~~
155,697 million less the net defined liabilities of
~~W~~
38,974 million. In addition, the asset for defined benefit obligation of
~~W~~
335,277 million as of December 31, 2025 is the net defined benefit assets of
~~W~~
353,097 million less the net defined liabilities of
~~W~~
17,820 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

27.	Defined benefit plans (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Defined benefit obligation		Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,219,490	(2,266,248)	(46,758)
Included in profit or loss (*):
Current service cost		164,062	—	164,062
Past service cost		(18,613)	—	(18,613)
Net interest expense (income)		107,274	(122,178)	(14,904)
Settlement loss (gain)		(1,990)	18	(1,972)

		250,733	(122,160)	128,573

Included in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses(gains) arising from
Demographic assumptions		(2,338)	—	(2,338)
Financial assumptions		141,583	2,407	143,990
Experience adjustment		(121,322)	—	(121,322)
- Return on plan assets excluding interest income		605	29,966	30,571

		18,528	32,373	50,901

Other:
Benefits paid by the plan		(143,331)	60,606	(82,725)
Contributions paid into the plan		—	(166,447)	(166,447)
Gains or losses on settlement		—	5	5
Effect of changes in foreign exchange rates		(272)	—	(272)

		(143,603)	(105,836)	(249,439)

Ending balance	~~W~~	2,345,148	(2,461,871)	(116,723)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

27.	Defined benefit plans (continued)

(b)	Changes in the present value of defined benefit obligation and plan assets for the years ended December 31, 2024 and 2025 are as follows (continued):

	2025
	Defined benefit obligation		Plan assets	Net defined benefit liabilities (assets)
Beginning balance	~~W~~	2,345,148	(2,461,871)	(116,723)
Included in profit or loss (*):
Current service cost		166,534	—	166,534
Past service cost		8,624	—	8,624
Net interest expense (income)		96,771	(113,722)	(16,951)
Settlement loss (gain)		(893)	8	(885)

		271,036	(113,714)	157,322

Included in other comprehensive income:
Remeasurement loss (gain)
- Actuarial losses(gains) arising from
Demographic assumptions		(3,913)	—	(3,913)
Financial assumptions		(29,812)	2,719	(27,093)
Experience adjustment		28,921	—	28,921
- Return on plan assets excluding interest income		—	34,682	34,682

		(4,804)	37,401	32,597

Other:
Benefits paid by the plan		(298,060)	148,422	(149,638)
Contributions paid into the plan		—	(258,683)	(258,683)
Settlement gains and losses		188	—	188
Changes in the scope of consolidation		(496)	—	(496)
Effect of changes in foreign exchange rates		156	—	156

		(298,212)	(110,261)	(408,473)

Ending balance	~~W~~	2,313,168	(2,648,445)	(335,277)

(*)	Profit or loss related to defined benefit plans is all included in the general administrative expense.

(c)	The composition of plan assets as of December 31, 2024 and 2025 are as follows:

	2024		2025
Plan assets comprise:
Debt securities	~~W~~	38,634	42,296
Due from banks		2,046,507	1,729,816
Others		376,730	876,333

	~~W~~	2,461,871	2,648,445

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

27.	Defined benefit plans (continued)

(d)	Actuarial assumptions as of December 31, 2024 and 2025 are as follows:

	2024	2025	Description
Discount rate	3.45%~4.66%	3.81%~4.93%	AA0 corporate bond yields
Future salary increase rate	1.94%~5.94% + Upgrade rate	1.94%~5.96% + Upgrade rate	Average for 5 years
Weighted average maturity	5.00 years~ 11.00 years	4.98 years~ 10.04 years

(e)	Sensitivity analysis
As of December 31, 2024 and 2025, reasonably possible changes in one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	2024
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(180,402)	204,053
Future salary increase rate (1%p movement)		211,736	(190,347)

	2025
	Defined benefit obligation
	Increase		Decrease
Discount rate (1%p movement)	~~W~~	(183,183)	199,684
Future salary increase rate (1%p movement)		202,468	(191,712)

(f)	The Group’s estimated contribution is ~~W~~ 161,400 million as of December 31, 2026.

28.	Provisions

(a)	Provisions as of December 31, 2024 and 2025 are as follows:

	2024		2025
Asset retirement obligations	~~W~~	99,306	106,125
Expected loss related to litigation		114,750	144,173
Unused credit commitments		411,275	305,955
Guarantee contracts issued		104,451	111,307
Financial guarantee contracts issued		87,088	93,693
Non-financial guarantee contracts issued		17,363	17,614
Others (*1), (*2), (*3)		579,114	695,785

	~~W~~	1,308,896	1,363,345

(*1)
As of December 31, 2024 and 2025, the Group recognizes a provision of
~~W~~
317,857 million and
~~W~~
305,237 million, respectively, an estimated amount which is highly probable to be paid for customer losses expected due to delays in redemption of Lime CI funds, etc.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

28.	Provisions (continued)

(*2)
As of December 31, 2024, the Group recognizes a provision of
~~W~~
25,856 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood.”

(*3)
As of December 31, 2024 and 2025, the Group recognizes a provision of
~~W~~
19,086 million and
~~W~~
8,643 million, respectively, for the estimated customer compensation amount related to equity-linked products based on the Hong Kong
H-Index
(Hang Seng China Enterprises Index).

(b)	Changes in provision for unused credit commitments and financial guarantee contracts issued for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Unused credit commitments				Financial guarantee contracts issued			Total
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset
Beginning balance	~~W~~	206,687	129,182	19,722	32,002	7,590	406	395,589
Transfer (from) to 12-month expected credit losses		68,071	(67,931)	(140)	4,968	(4,968)	—	—
Transfer (from) to lifetime expected credit losses		(11,698)	11,723	(25)	(366)	366	—	—
Transfer (from) to impaired financial asset		(806)	(1,561)	2,367	—	—	—	—
Provided (reversed)		(40,306)	16,043	71,093	(3,783)	(1,139)	2	41,910
Change in foreign exchange rate		5,340	1,347	—	2,316	791	1	9,795
Other (*)		2,127	40	—	45,643	3,656	(397)	51,069

Ending balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363

	2025
	Unused credit commitments				Financial guarantee contracts issued			Total
	12-month expected credit losses		Lifetime expected credit losses	Impaired financial asset	12-month expected credit losses	Lifetime expected credit losses	Impaired financial asset
Beginning balance	~~W~~	229,415	88,843	93,017	80,780	6,296	12	498,363
Transfer (from) to 12-month expected credit losses		48,121	(47,999)	(122)	1,420	(1,420)	—	—
Transfer (from) to lifetime expected credit losses		(13,183)	13,237	(54)	(3,336)	3,336	—	—
Transfer (from) to impaired financial asset		(767)	(972)	1,739	—	—	—	—
Provided (reversed)		(50,312)	40,278	(91,457)	(3,308)	(1,077)	(3)	(105,879)
Change in foreign exchange rate		(3,089)	(445)	—	(333)	(154)	1	(4,020)
Other (*)		(295)	—	—	6,915	4,573	(9)	11,184

Ending balance	~~W~~	209,890	92,942	3,123	82,138	11,554	1	399,648

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

28.	Provisions (continued)

(*)	Includes the effects of new financial guarantee contracts initially measured at fair value, expirations of such contracts, and changes in discount rates, among others.

(c)	Changes in provisions for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	99,927	31,371	23,163	819,616	974,077
Provision (reversal)		957	83,862	(8,471)	293,407	369,755
Provision used		(7,282)	(483)	—	(533,232)	(540,997)
Change in foreign exchange rate		—	—	2,412	(483)	1,929
Other (*)		5,704	—	259	(194)	5,769

Ending balance	~~W~~	99,306	114,750	17,363	579,114	810,533

(*)	Includes increases in provisions due to the unwinding of discount and the effects of changes in discount rates, among others.

	2025
	Asset retirement		Litigation	Guarantee	Other	Total
Beginning balance	~~W~~	99,306	114,750	17,363	579,114	810,533
Provision (reversal)		6,739	26,032	404	315,971	349,146
Provision used		(3,363)	(69,713)	—	(131,149)	(204,225)
Change in foreign exchange rate		—	—	(245)	166	(79)
Other (*)		3,443	73,104	92	(68,317)	8,322

Ending balance	~~W~~	106,125	144,173	17,614	695,785	963,697

(*)
During the year ended December 31, 2025,
~~W~~
72,868 million of other provisions related to Shinhan Asset Trust Co., Ltd. were reclassified to provisions for litigation. The amount includes increases in the carrying amount of provisions from unwinding of the discount and changes in discount rates.

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

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

28.	Provisions (continued)

(e)	Allowance for guarantees and acceptances as of December 31, 2024 and 2025 are as follows:

	2024		2025
Outstanding guarantees and acceptances	~~W~~	15,315,381	18,642,539
Contingent guarantees and acceptances		5,068,782	4,917,473
ABS and ABCP purchase commitments		2,123,665	2,649,382
Endorsed bill		1,367	12,574

	~~W~~	22,509,195	26,221,968

Allowance for loss on guarantees and acceptances	~~W~~	104,451	111,307
Ratio		0.46%	0.42

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities

(a)	The details of insurance contract liabilities as of December 31, 2024 and 2025 are as follows:

	2024
	Life insurance						Non-life insurance
	Death		Health	Pension Savings	Variable	Complex	Long- term	General	Automobile	Total
Insurance contract assets	~~W~~	—	—	—	—	—	(1,051)	(4,588)	—	(5,639)
Insurance contract liabilities		20,021,186	5,556,614	20,227,829	5,157,827	—	—	160,346	1,189	51,124,991
Net insurance contract liabilities (assets)		20,021,186	5,556,614	20,227,829	5,157,827	—	(1,051)	155,758	1,189	51,119,352
Reinsurance contract assets		—	—	—	—	107,668	21	77,065	—	184,754
Reinsurance contract liabilities		(26,214)	(71,844)	—	—	—	—	(5)	—	(98,063)

Net reinsurance contract assets (liabilities)	~~W~~	(26,214)	(71,844)	—	—	107,668	21	77,060	—	86,691

	2025
	Life insurance						Non-life insurance
	Death		Health	Pension Savings	Variable	Complex	Long- term	General	Automobile	Total
Insurance contract assets	~~W~~	—	—	—	—	—	(760)	—	—	(760)
Insurance contract liabilities		20,174,773	5,081,797	19,060,216	5,984,497	—	433	168,767	820	50,471,303
Net insurance contract liabilities (assets)		20,174,773	5,081,797	19,060,216	5,984,497	—	(327)	168,767	820	50,470,543

Reinsurance contract assets		—	—	—	—	494,226	241	108,975	—	603,442
Reinsurance contract liabilities		(24,641)	(31,737)	—	—	—	—	—	—	(56,378)

Net reinsurance contract assets (liabilities)	~~W~~	(24,641)	(31,737)	—	—	494,226	241	108,975	—	547,064

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(b)	The assumptions and calculation basis for the current estimates of future cash flows applied to the holding contract as of December 31, 2024 and 2025 are as follows:

	Assumption value (%)
	2024	2025	Basis for calculation
Life insurance:
Lapse ratio	0.00 ~ 69.75	0.00 ~ 66.77
- The ratio of surrendered contract amounts to the retained contract amounts, calculated based on statistics, by premium payment type, product group, interest rate category, payment term
(zero/low-surrender-value
insurance products), and duration

- For
zero/low-surrender-value
insurance products, the lapse ratio for the period when there is insufficient experience statistics is calculated, using the log-linear
regression model, so that it converges to 0.1% at the time of completion of premium payments.

Loss ratio	8.00 ~ 316.00	3.16 ~ 1787.70	- Other than general mortality: the ratio of accident claims to insurance premiums to on-level
			risk insurance premiums by risk coverage and elapsed period based on the last five years’ experience statistics

			- General mortality: the ratio of actual mortality rate to expected mortality rate by risk coverage and elapsed period based on the last five years’ experience statistics

Operating Expense ratio	—	—	- Calculate unit costs such as performance, agent commissions, number of new/retained contracts, initial/continuing premiums, reserve funds, etc. based on a business plan (budget) incorporating future operating expense policies based on recent experience statistics.

Discount rate	2.31 ~ 4.55	2.79 ~ 4.59	- Disclosure standard interest rate term structure provided by the Financial Supervisory Service

The confidence level for the risk adjustments regarding non-financial risk	75.00	75.00	- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

	Assumption value (%)		Basis for calculation
	2024	2025
Non-life insurance:
Lapse ratio	-General: 0.00 ~ 52.76	-General: Not Applicable	<General> - Not applicable based on the results of the current period impact analysis, as the remaining maturity of the retained contracts is less than one year.
	-Long-term: 1.60 ~ 25.47	-Long-term: 0.12 ~ 25.47
<Long-term>
- Used the company’s entire historical experience data (Oct. 2017 — June 2025). For segments with insufficient data, pricing assumptions from product development or industry statistics from the Korea Insurance Development Institute (KIDI) were applied.
- Calculated as the ratio of lapses and surrender to the number of retained contracts.
- Categorized by payment method, product group, channel, and payment period (including zero/low-surrender
value products).

Loss ratio	- General: 12.98 ~ 81.54	- General: 12.43 ~ 66.91	<General> - Used the last 7 years of empirical statistics (July 2018 —June 2025). - Calculated as the ratio of incurred losses to earned premiums. - Categorized by portfolio.
	- Long-term: 36.81 ~ 422.10	- Long-term: 44.62 ~ 281.80
<Long-term>
- Used the company’s entire historical experience data (Oct. 2017 — June 2025). For segments with insufficient data, industry statistics from the Korea Insurance Development Institute (KIDI) were applied.
- Calculated as the ratio of incurred losses to risk premiums.
- Categorized by risk coverage. Loss ratios by age were not applied due to the lack of segments with sufficient statistical reliability or significance for age-based
classification.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

	Assumption value (%)		Basis for calculation
	2024	2025
Operating Expense ratio	—	—
- Used empirical statistics for the most recent
one-year
period (July 2024 – June 2025).
- Estimated by incorporating business plan assumptions into the ratio of actual operating expenses to cost drivers.
- Estimated separately by categorizing expenses into acquisition costs, maintenance costs, and claim investigation expenses.
- Acquisition costs: Allocated based on Annualized Premium Equivalent (APE) and the number of new contracts.
- Maintenance costs: Allocated based on earned premiums and the number of in-force
contracts.
- Claim investigation expenses: Allocated in proportion to incurred losses.

Discount rate	Deterministic discount rate: 2.31 ~ 4.55	Deterministic discount rate: 2.79 ~ 4.30	- Term structure of interest rates provided by the Financial Supervisory Service.
The confidence level for the risk adjustment regarding non-financial risk	75.00	75.00
- The risk adjustment is calculated as the portion of 75th percentile exceeding the probability-weighted average of the present value of future cash flows, assuming that the probability distribution of the present value of future cash flows follows a normal distribution at each reporting date.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(c)
Changes in the remaining coverage and incurred claim components of net insurance contract liabilities for which the premium allocation approach is not applied for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Remaining coverage components			Incurred claim component	Total
		Excluding loss component		Loss component
Beginning balance	Insurance contract assets	~~W~~	(493)	—	49	(444)
	Insurance contract liabilities		45,517,567	884,042	1,827,957	48,229,566

	Net insurance contract liabilities		45,517,074	884,042	1,828,006	48,229,122

Insurance income	Retroactive modification method		(1,354,769)	—	—	(1,354,769)
	Fair value method		(968,200)	—	—	(968,200)
	Other		(730,549)	1,501	18	(729,030)

			(3,053,518)	1,501	18	(3,051,999)

Insurance service expenses	Incurred claims and other incurred insurance service expenses		—	—	1,646,968	1,646,968
	Changes in liabilities for incurred claims		—	—	28,182	28,182
	Losses on onerous contracts and reversals		—	67,934	—	67,934
	Amortization of insurance acquisition cash flows		360,411	—	—	360,411
	Other		(28,208)	(20,122)	—	(48,330)

			332,203	47,812	1,675,150	2,055,165

Investment components and insurance premium refund			(4,769,963)	—	4,769,963	—
Insurance finance income and expenses	Profit or loss		1,697,955	17,375	63,930	1,779,260
	Other comprehensive income		3,125,467	42,685	3,306	3,171,458

			4,823,422	60,060	67,236	4,950,718

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2024
		Remaining coverage components			Incurred claim component	Total
		Excluding loss component		Loss component
Cash flows for the period	Insurance premium received	~~W~~	6,897,049	—	—	6,897,049
	Insurance acquisition cash flows paid		(1,586,104)	—	—	(1,586,104)
	Insurance claims and other insurance service expenses paid		(6,708)	—	(1,583,846)	(1,590,554)
	Receipt (payment) of investment components and refund of insurance premiums		—	—	(4,941,397)	(4,941,397)

			5,304,237	—	(6,525,243)	(1,221,006)

Other increases (decreases)			(3)	(6)	—	(9)
Ending balance	Insurance contract assets		(1,266)	—	215	(1,051)
	Insurance contract liabilities		48,154,718	993,409	1,814,915	50,963,042

	Net insurance contract liabilities	~~W~~	48,153,452	993,409	1,815,130	50,961,991

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Remaining coverage components			Incurred claim component	Total
		Excluding loss component		Loss component
Beginning balance	Insurance contract assets	~~W~~	(1,266)	—	215	(1,051)
	Insurance contract liabilities		48,154,718	993,409	1,814,915	50,963,042

	Net insurance contract liabilities		48,153,452	993,409	1,815,130	50,961,991

Insurance income	Retroactive modification method		(1,252,936)	—	—	(1,252,936)
	Fair value method		(955,369)	—	—	(955,369)
	Other		(1,054,075)	—	—	(1,054,075)

			(3,262,380)	—	—	(3,262,380)

Insurance service expenses	Incurred claims and other incurred insurance service expenses		—	—	1,829,232	1,829,232
	Changes in liabilities for incurred claims		—	—	(26,729)	(26,729)
	Losses on onerous contracts and reversals		—	4,135	—	4,135
	Amortization of insurance acquisition cash flows		422,286	—	—	422,286
	Other		(9,198)	(18,287)	—	(27,485)

			413,088	(14,152)	1,802,503	2,201,439

Investment components and insurance premium refund			(4,557,494)	—	4,557,494	—
Insurance finance income and expenses	Profit or loss		2,769,151	21,373	62,008	2,852,532
	Other comprehensive income		(1,723,260)	(25,851)	517	(1,748,594)

			1,045,891	(4,478)	62,525	1,103,938

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Remaining coverage components			Incurred claim component	Total
		Excluding loss component		Loss component
Cash flows for the period	Insurance premium received	~~W~~	7,797,683	—	—	7,797,683
	Insurance acquisition cash flows paid		(2,062,604)	—	—	(2,062,604)
	Insurance claims and other insurance service expenses paid		(6,178)	—	(1,740,328)	(1,746,506)
	Receipt (payment) of investment components and refund of insurance premiums		—	—	(4,693,623)	(4,693,623)

			5,728,901	—	(6,433,951)	(705,050)

Other increases (decreases)			30	(160)	(3)	(133)
Ending balance	Insurance contract assets		(1,672)	—	912	(760)
	Insurance contract liabilities		47,523,160	974,619	1,802,786	50,300,565

	Net insurance contract liabilities	~~W~~	47,521,488	974,619	1,803,698	50,299,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(d)
Changes in the remaining coverage and incurred claim components of net insurance contract liabilities, applying the premium allocation approach for the years ended December 31, 2024 and 2025, are as follows:

	2024
		Remaining coverage components			Incurred claim component
		Excluding loss component		Loss component	Present value estimate of future cash flows	Risk adjustment for non-financial risks	Total
Beginning balance	Insurance contract assets	~~W~~	(10,670)	3	450	7	(10,210)
	Insurance contract liabilities		88,524	4,815	10,340	987	104,666

	Net insurance contract liabilities		77,854	4,818	10,790	994	94,456

Insurance income			(64,554)	—	—	—	(64,554)
Insurance service expenses	Incurred claims and other incurred insurance service expenses		45	—	61,148	528	61,721
	Changes in liabilities for incurred claims		—	—	3,209	421	3,630
	Losses on onerous contracts and reversals		54	(2,239)	—	—	(2,185)
	Amortization of insurance acquisition cash flows		13,238	—	—	—	13,238
	Other		—	—	(9)	—	(9)

			13,337	(2,239)	64,348	949	76,395

Investment components and insurance premium refund			(2)	—	2	—	—
Insurance finance income and expenses	Profit or loss		4,363	—	162	17	4,542
	Other comprehensive income		—	—	22	6	28

			4,363	—	184	23	4,570

Cash flows for the period	Insurance premium received		109,597	—	—	—	109,597
	Insurance acquisition cash flows paid		(19,841)	—	—	—	(19,841)
	Insurance claims and other insurance service expenses paid		—	—	(45,564)	—	(45,564)
	Receipt (payment) of investment components and refund of insurance premiums		—	—	(2)	—	(2)

			89,756	—	(45,566)	—	44,190

Other increases (decreases)			8,410	—	(6,108)	2	2,304
Ending balance	Insurance contract assets		(6,506)	—	1,894	24	(4,588)
	Insurance contract liabilities		135,670	2,579	21,756	1,944	161,949

	Net insurance contract liabilities	~~W~~	129,164	2,579	23,650	1,968	157,361

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

	2025
		Remaining coverage components			Incurred claim component
		Excluding loss component		Loss component	Present value estimate of future cash flows	Risk adjustment for non-financial risks	Total
Beginning balance	Insurance contract assets	~~W~~	(6,506)	—	1,894	24	(4,588)
	Insurance contract liabilities		135,670	2,579	21,756	1,944	161,949

	Net insurance contract liabilities		129,164	2,579	23,650	1,968	157,361

Insurance income			(101,942)	—	—	—	(101,942)
Insurance service expenses	Incurred claims and other incurred insurance service expenses		537	—	83,752	2,475	86,764
	Changes in liabilities for incurred claims		—	—	8,901	(552)	8,349
	Losses on onerous contracts and reversals		742	2,693	—	—	3,435
	Amortization of insurance acquisition cash flows		21,827	—	—	—	21,827

			23,106	2,693	92,653	1,923	120,375

Investment components and insurance premium refund			(223)	—	223	—	—
Insurance finance income and expenses	Profit or loss		5,140	—	253	57	5,450
	Other comprehensive income		—	—	(27)	(6)	(33)

			5,140	—	226	51	5,417

Cash flows for the period	Insurance premium received		106,466	—	—	—	106,466
	Insurance acquisition cash flows paid		(26,637)	—	—	—	(26,637)
	Insurance claims and other insurance service expenses paid		—	—	(90,081)	—	(90,081)
	Receipt (payment) of investment components and refund of insurance premiums		—	—	(221)	—	(221)

			79,829	—	(90,302)	—	(10,473)

Other increases (decreases)			—	—	2	(2)	—
Ending balance	Insurance contract assets		—	—	—	—	—
	Insurance contract liabilities		135,074	5,272	26,452	3,940	170,738

	Net insurance contract liabilities	~~W~~	135,074	5,272	26,452	3,940	170,738

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(e)	Changes in the measurement components of net insurance contract liabilities to which the premium allocation approach is not applied for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin
					Retrospective method	Fair value method	Other	Sub-total	Total
Beginning balance	Insurance contract assets	~~W~~	(743)	124	—	—	175	175	(444)
	Insurance contract liabilities		37,213,497	1,151,534	5,772,838	2,782,796	1,308,901	9,864,535	48,229,566

	Net insurance contract liabilities		37,212,754	1,151,658	5,772,838	2,782,796	1,309,076	9,864,710	48,229,122

Changes related to future services	Changes in estimates adjusting the contractual service margin		685,902	90,882	(663,935)	257,316	(370,165)	(776,784)	—
	Changes in estimates not adjusting the contractual service margin		39,452	382	—	—	460	460	40,294
	Effect of initial recognition of new contracts		(1,395,897)	157,279	—	—	1,266,258	1,266,258	27,640

			(670,543)	248,543	(663,935)	257,316	896,553	489,934	67,934

Changes related to current services	Amortization of contractual service margin		—	—	(433,780)	(246,990)	(242,944)	(923,714)	(923,714)
	Change in risk adjustment		—	(119,568)	—	—	—	—	(119,568)
	Experience adjustment		(49,668)	—	—	—	—	—	(49,668)

			(49,668)	(119,568)	(433,780)	(246,990)	(242,944)	(923,714)	(1,092,950)

Changes related to past services	Adjustment of incurred claim component		44,341	(16,159)	—	—	—	—	28,182

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2024
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin
					Retrospective method	Fair value method	Other	Sub-total	Total
Insurance finance income and expenses	Profit or loss	~~W~~	1,399,565	41,292	173,539	83,110	81,754	338,403	1,779,260
	Other comprehensive income		3,130,302	41,156	—	—	—	—	3,171,458

			4,529,867	82,448	173,539	83,110	81,754	338,403	4,950,718

Cash flows for the period	Insurance premium received		6,897,049	—	—	—	—	—	6,897,049
	Insurance acquisition cash flows paid		(1,586,104)	—	—	—	—	—	(1,586,104)
	Insurance claims and other insurance service expenses paid		(1,590,554)	—	—	—	—	—	(1,590,554)
	Receipt (payment) of investment components and refund of insurance premiums		(4,941,397)	—	—	—	—	—	(4,941,397)

			(1,221,006)	—	—	—	—	—	(1,221,006)

Other increases (decreases)			(9)	—	—	—	—	—	(9)
Ending balance	Insurance contract assets		(1,325)	203	—	—	71	71	(1,051)
	Insurance contract liabilities		39,847,061	1,346,719	4,848,662	2,876,232	2,044,368	9,769,262	50,963,042

	Net insurance contract liabilities	~~W~~	39,845,736	1,346,922	4,848,662	2,876,232	2,044,439	9,769,333	50,961,991

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin
					Retrospective method	Fair value method	Other	Sub-total	Total
Beginning balance	Insurance contract assets	~~W~~	(1,325)	203	—	—	71	71	(1,051)
	Insurance contract liabilities		39,847,061	1,346,719	4,848,662	2,876,232	2,044,368	9,769,262	50,963,042

	Net insurance contract liabilities		39,845,736	1,346,922	4,848,662	2,876,232	2,044,439	9,769,333	50,961,991
Changes related to future services	Changes in estimates adjusting the contractual service margin		927,177	(20,510)	(394,416)	123,371	(635,621)	(906,666)	1
	Changes in estimates not adjusting the contractual service margin		(34,340)	5,828	—	—	—	—	(28,512)
	Effect of initial recognition of new contracts		(1,841,928)	224,776	—	—	1,649,798	1,649,798	32,646

			(949,091)	210,094	(394,416)	123,371	1,014,177	743,132	4,135

Changes related to current services	Amortization of contractual service margin		—	—	(357,104)	(253,829)	(302,280)	(913,213)	(913,213)
	Change in risk adjustment		—	(173,450)	—	—	—	—	(173,450)
	Experience adjustment		48,316	—	—	—	—	—	48,316

			48,316	(173,450)	(357,104)	(253,829)	(302,280)	(913,213)	(1,038,347)

Changes related to past services	Adjustment of incurred claim component		(15,614)	(11,115)	—	—	—	—	(26,729)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin
					Retrospective method	Fair value method	Other	Sub-total	Total
Insurance finance income and expenses	Profit or loss	~~W~~	2,452,814	55,416	146,242	90,559	107,501	344,302	2,852,532
	Other comprehensive income		(1,719,959)	(28,635)	—	—	—	—	(1,748,594)

			732,855	26,781	146,242	90,559	107,501	344,302	1,103,938

Cash flows for the period	Insurance premium received		7,797,683	—	—	—	—	—	7,797,683
	Insurance acquisition cash flows paid		(2,062,604)	—	—	—	—	—	(2,062,604)
	Insurance claims and other insurance service expenses paid		(1,746,506)	—	—	—	—	—	(1,746,506)
	Receipt (payment) of investment components and refund of insurance premiums		(4,693,623)	—	—	—	—	—	(4,693,623)

			(705,050)	—	—	—	—	—	(705,050)

Other increases (decreases)			44	(35)	—	—	(142)	(142)	(133)
Ending balance	Insurance contract assets		(1,336)	407	—	—	169	169	(760)
	Insurance contract liabilities		38,958,532	1,398,790	4,243,384	2,836,333	2,863,526	9,943,243	50,300,565

	Net insurance contract liabilities	~~W~~	38,957,196	1,399,197	4,243,384	2,836,333	2,863,695	9,943,412	50,299,805

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(f)	Details of insurance contracts initially recognized during the years ended December 31, 2024 and 2025, to which the premium allocation approach was not applied, are as follows:

		2024
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than onerous contracts	~~W~~	5,654,572	1,725,595	(8,794,395)	147,970	1,266,258	—
	Groups of onerous contracts issued		748,281	119,002	(848,952)	9,309	—	27,640

		~~W~~	6,402,853	1,844,597	(9,643,347)	157,279	1,266,258	27,640

		2025
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than onerous contracts	~~W~~	7,203,902	2,065,657	(11,135,497)	216,140	1,649,798	—
	Groups of onerous contracts issued		742,242	104,758	(822,990)	8,636	—	32,646

		~~W~~	7,946,144	2,170,415	(11,958,487)	224,776	1,649,798	32,646

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(g)
The amount expected to be recognized in profit or loss in the future as Contractual Service Margin for insurance contracts that do not apply the premium allocation approach as of December 31, 2024 and 2025 are as follows:

	2024
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	613,018	527,795	1,331,128	1,664,754	5,632,638	9,769,333

	2025
	Less than 1 year		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Contractual Service Margin	~~W~~	608,355	542,852	1,365,661	1,682,380	5,744,164	9,943,412

(h)	The composition details and fair value amounts of basic items of insurance contracts with direct participation characteristics as of December 31, 2024 and 2025 are as follows:

Classification (*)	2024		2025
Cash and amortized cost measurement deposits	~~W~~	294,963	371,582
Financial assets measured at FVTPL		3,561,126	4,004,935
Amortized cost loan receivables		32,489	40,245
Derivatives		(150)	429
Other		69,608	52,778

	~~W~~	3,958,036	4,469,969

(*)	As of December 31, 2024 and 2025, the carrying amounts of financial assets (liabilities) related to variable insurance are ~~W~~ 5,498,129 million and ~~W~~ 6,338,236 million, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(i)
Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Remaining coverage components			Incurred claim component	Total
		Excluding loss recovery component		Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	19,436	5,055	38,323	62,814
	Reinsurance contract liabilities		(143,204)	23,112	26,930	(93,162)

	Net reinsurance contract assets (liabilities)		(123,768)	28,167	65,253	(30,348)

Reinsurance revenue	Incurred reinsurance claims		—	—	89,856	89,856
	Changes in liabilities for incurred claims		—	—	(29,334)	(29,334)
	Other		10	(7,391)	—	(7,381)

			10	(7,391)	60,522	53,141

Reinsurance service expense	Fair value method		(28,839)	—	—	(28,839)
	Other		(28,514)	—	—	(28,514)

			(57,353)	—	—	(57,353)

Recoveries of investment components and reinsurance premiums			(143,510)	—	143,510	—
Reinsurance finance income and expense	Profit or loss		(1,350)	37	1,375	62
	Other comprehensive income		(2,685)	244	350	(2,091)

			(4,035)	281	1,725	(2,029)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2024
		Remaining coverage components			Incurred claim component	Total
		Excluding loss recovery component		Loss recovery component
Cash flows for the period	Reinsurance premium paid	~~W~~	221,033	—	—	221,033
	Recoveries of reinsurance claims and other reinsurance income		—	—	(33,580)	(33,580)
	Receipts of investment components and recoveries of reinsurance premiums		2,348	—	(142,968)	(140,620)

			223,381	—	(176,548)	46,833

Other increases (decreases)			(549)	(64)	—	(613)
Ending balance	Reinsurance contract assets		47,331	3,806	56,552	107,689
	Reinsurance contract liabilities		(153,155)	17,187	37,910	(98,058)

	Net reinsurance contract assets (liabilities)	~~W~~	(105,824)	20,993	94,462	9,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Remaining coverage components			Incurred claim component	Total
		Excluding loss recovery component		Loss recovery component
Beginning balance	Reinsurance contract assets	~~W~~	47,331	3,806	56,552	107,689
	Reinsurance contract liabilities		(153,155)	17,187	37,910	(98,058)

	Net reinsurance contract assets (liabilities)		(105,824)	20,993	94,462	9,631

Reinsurance revenue	Incurred reinsurance claims		—	—	185,015	185,015
	Changes in liabilities for incurred claims		—	—	(34,225)	(34,225)
	Other		60	14,124	—	14,184

			60	14,124	150,790	164,974

Reinsurance service expense	Fair value method		(68,563)	—	—	(68,563)
	Other		(81,875)	—	—	(81,875)

			(150,438)	—	—	(150,438)

Recoveries of investment components and reinsurance premiums			(249,075)	—	249,075	—
Reinsurance finance income and expense	Profit or loss		9,055	(4)	1,831	10,882
	Other comprehensive income		(211,893)	13	171	(211,709)

			(202,838)	9	2,002	(200,827)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Remaining coverage components			Incurred claim component	Total
		Excluding loss recovery component		Loss recovery component
Cash flows for the period	Reinsurance premium paid	~~W~~	969,789	—	—	969,789
	Recoveries of reinsurance claims and other reinsurance income		—	—	(130,014)	(130,014)
	Receipts of investment components and recoveries of reinsurance premiums		21,694	—	(246,720)	(225,026)

			991,483	—	(376,734)	614,749

Other increases (decreases)			(119)	119	—	—
Ending balance	Reinsurance contract assets		433,672	3,922	56,873	494,467
	Reinsurance contract liabilities		(150,423)	31,323	62,722	(56,378)

	Net reinsurance contract assets (liabilities)	~~W~~	283,249	35,245	119,595	438,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(j)
Changes in the remaining coverage and incurred claim components of reinsurance contract assets and liabilities applying the premium allocation approach for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Remaining coverage components			Incurred claim component		Total
		Excluding loss recovery component		Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks
Beginning balance	Reinsurance contract assets	~~W~~	19,971	1,220	4,244	104	25,539
	Reinsurance contract liabilities		(59)	—	(19)	—	(78)

	Net reinsurance contract assets (liabilities)		19,912	1,220	4,225	104	25,461

Reinsurance revenue	Incurred reinsurance claims		—	—	15,934	564	16,498
	Changes in liabilities for incurred claims		—	(255)	3,476	838	4,059
	Other		(120)	—	—	—	(120)

			(120)	(255)	19,410	1,402	20,437

Reinsurance service expenses			(18,052)	—	—	—	(18,052)
Recoveries of investment components and reinsurance premiums			—	—	—	—	—
Reinsurance finance income and expenses	Profit or loss		2,071	—	97	7	2,175
	Other comprehensive income		—	—	14	4	18

			2,071	—	111	11	2,193

Cash flows for the period	Reinsurance premium paid		2,128	—	—	—	2,128
	Recoveries of reinsurance claims and other reinsurance income		—	—	33,051	—	33,051
	Receipts of investment components and recoveries of reinsurance premiums		—	—	—	—	—

			2,128	—	33,051	—	35,179

Other increases (decreases)			45,500	—	(33,658)	—	11,842
Ending balance	Reinsurance contract assets		51,439	965	23,144	1,517	77,065
	Reinsurance contract liabilities		—	—	(5)	—	(5)

	Net reinsurance contract assets (liabilities)	~~W~~	51,439	965	23,139	1,517	77,060

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Remaining coverage components			Incurred claim component
		Excluding loss recovery component		Loss recovery component	Present value estimate of future cash flows	Risk adjustment for non-financial risks	Total
Beginning balance	Reinsurance contract assets	~~W~~	51,439	965	23,144	1,517	77,065
	Reinsurance contract liabilities		—	—	(5)	—	(5)

	Net reinsurance contract assets (liabilities)		51,439	965	23,139	1,517	77,060

Reinsurance revenue	Incurred reinsurance claims		—	—	33,682	1,753	35,435
	Changes in liabilities for incurred claims		—	—	136	(24)	112
	Other		—	1,778	—	—	1,778

			—	1,778	33,818	1,729	37,325

Reinsurance service expenses			(38,642)	—	—	—	(38,642)
Recoveries of investment components and reinsurance premiums			—	—	—	—	—
Reinsurance finance income and expenses	Profit or loss		2,984	—	114	35	3,133
	Other comprehensive income		—	—	(19)	(5)	(24)

			2,984	—	95	30	3,109

Cash flows for the period	Reinsurance premium paid		42,773	—	—	—	42,773
	Recoveries of reinsurance claims and other reinsurance income		—	—	(12,650)	—	(12,650)
	Receipts of investment components and recoveries of reinsurance premiums		—	—	—	—	—

			42,773	—	(12,650)	—	30,123

Other increases (decreases)			—	—	—	—	—
Ending balance	Reinsurance contract assets		58,554	2,743	44,402	3,276	108,975
	Reinsurance contract liabilities		—	—	—	—	—

	Net reinsurance contract assets (liabilities)		~~W~~ 58,554	2,743	44,402	3,276	108,975

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(k)	Changes by measurement component in reinsurance contract assets and liabilities for which the premium allocation approach is not applied for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(26,683)	18,538	15,224	55,735	70,959	62,814
	Reinsurance contract liabilities		(182,136)	28,620	24,066	36,288	60,354	(93,162)

	Net reinsurance contract assets (liabilities)		(208,819)	47,158	39,290	92,023	131,313	(30,348)

Changes related to future services	Changes in estimates adjusting the contractual service margin		(186,989)	4,806	121,614	52,954	174,568	(7,615)
	Effect of initial recognition of new contracts		(46,121)	4,672	—	42,929	42,929	1,480

			(233,110)	9,478	121,614	95,883	217,497	(6,135)

Changes related to current services	Amortization of contractual service margin		—	—	11,035	(10,844)	191	191
	Change in risk adjustment		—	(2,982)	—	—	—	(2,982)
	Experience adjustment		34,048	—	—	—	—	34,048

			34,048	(2,982)	11,035	(10,844)	191	31,257

Changes related to past services	Adjustments to incurred claims component		(27,816)	(1,518)	—	—	—	(29,334)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2024
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Reinsurance finance income and expenses	Profit or loss	~~W~~	(7,595)	1,758	1,699	4,200	5,899	62
	Other comprehensive income		(7,320)	5,229	—	—	—	(2,091)

			(14,915)	6,987	1,699	4,200	5,899	(2,029)

Cash flows for the period	Reinsurance premium paid		221,033	—	—	—	—	221,033
	Recoveries of reinsurance claims and other reinsurance income		(33,580)	—	—	—	—	(33,580)
	Receipts of investment components and recoveries of reinsurance premiums		(140,620)	—	—	—	—	(140,620)

			46,833	—	—	—	—	46,833

Other increases (decreases)			(672)	—	—	59	59	(613)
Ending balance	Reinsurance contract assets		(81,178)	19,688	78,043	91,136	169,179	107,689
	Reinsurance contract liabilities		(323,273)	39,435	95,595	90,185	185,780	(98,058)

	Net reinsurance contract assets (liabilities)	~~W~~	(404,451)	59,123	173,638	181,321	354,959	9,631

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Beginning balance	Reinsurance contract assets	~~W~~	(81,178)	19,688	78,043	91,136	169,179	107,689
	Reinsurance contract liabilities		(323,273)	39,435	95,595	90,185	185,780	(98,058)

	Net reinsurance contract assets (liabilities)		(404,451)	59,123	173,638	181,321	354,959	9,631

Changes related to future services	Changes in estimates adjusting the contractual service margin		110,860	3,688	(54,909)	(45,758)	(100,667)	13,881
	Effect of initial recognition of new contracts		(268,930)	16,978	—	253,590	253,590	1,638

			(158,070)	20,666	(54,909)	207,832	152,923	15,519

Changes related to current services	Amortization of contractual service margin		—	—	(10,697)	(21,985)	(32,682)	(32,682)
	Change in risk adjustment		—	(5,065)	—	—	—	(5,065)
	Experience adjustment		70,989	—	—	—	—	70,989

			70,989	(5,065)	(10,697)	(21,985)	(32,682)	33,242

Changes related to past services	Adjustments to incurred claims component		(33,376)	(849)	—	—	—	(34,225)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Present value estimate of future cash flows		Risk adjustment for non-financial risks	Contractual service margin			Total
					Fair value method	Other	Sub-total
Reinsurance finance income and expenses	Profit or loss	~~W~~	(7,204)	2,252	5,176	10,658	15,834	10,882
	Other comprehensive income		(209,355)	(2,354)	—	—	—	(211,709)

			(216,559)	(102)	5,176	10,658	15,834	(200,827)

Cash flows for the period	Reinsurance premium paid		969,789	—	—	—	—	969,789
	Recoveries of reinsurance claims and other reinsurance income		(130,014)	—	—	—	—	(130,014)
	Receipts of investment components and recoveries of reinsurance premiums		(225,026)	—	—	—	—	(225,026)

			614,749	—	—	—	—	614,749

Other increases (decreases)			—	—	—	—	—	—
Ending balance	Reinsurance contract assets		188,742	26,586	57,547	221,592	279,139	494,467
	Reinsurance contract liabilities		(315,460)	47,187	55,661	156,234	211,895	(56,378)

	Net reinsurance contract assets (liabilities)	~~W~~	(126,718)	73,773	113,208	377,826	491,034	438,089

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(l)	Details of reinsurance contracts that did not apply the premium allocation approach recognized for the first time for the years ended December 31, 2024 and 2025 are as follows:

		2024
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than net profit contracts	~~W~~	(160,095)	—	109,889	3,098	47,598	490
	Groups of net profit contracts issued		(64,074)	—	68,159	1,574	(4,669)	990

		~~W~~	(224,169)	—	178,048	4,672	42,929	1,480

		2025
		Present value estimate of future cash outflows			Present value estimate of future cash inflows	Risk adjustment for non-financial risks	Contractual service margin	Total
		Other than insurance acquisition cash flow amount		Insurance acquisition cash flow amount
Contracts initially recognized during the period	Groups of contracts issued other than net profit contracts	~~W~~	(1,746,549)	—	1,478,971	15,475	253,467	1,364
	Groups of net profit contracts issued		(62,220)	—	60,868	1,503	123	274

		~~W~~	(1,808,769)	—	1,539,839	16,978	253,590	1,638

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(m)
The amount of contractual service margin for reinsurance contracts that do not apply the premium allocation approach as of December 31, 2024 and 2025 is expected to be recognized in profit or loss in the future as follows:

	2024
	1 year or less		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Reinsurance contract assets	~~W~~	(12,551)	(11,363)	(29,455)	(38,460)	(77,350)	(169,179)
Reinsurance contract liabilities		(13,874)	(12,036)	(30,495)	(35,569)	(93,806)	(185,780)

	~~W~~	(26,425)	(23,399)	(59,950)	(74,029)	(171,156)	(354,959)

	2025
	1 year or less		1~2 years	2~5 years	5~10 years	More than 10 years	Total
Reinsurance contract assets	~~W~~	(19,328)	(18,168)	(49,285)	(67,992)	(124,366)	(279,139)
Reinsurance contract liabilities		(18,802)	(16,756)	(38,942)	(43,802)	(93,593)	(211,895)

	~~W~~	(38,130)	(34,924)	(88,227)	(111,794)	(217,959)	(491,034)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

(n)	Details of insurance income and service expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

		2023
		Retroactive modification method		Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance claims and other expected insurance service expenses	~~W~~	776,917	706,136	90,916	1,573,969
	Change in risk adjustment		55,712	36,036	24,797	116,545
	Amortization of contractual service margin		536,399	215,795	162,449	914,643
	Recoveries of insurance acquisition cash flows		133,781	337	128,162	262,280
	Other		(18,762)	65	11,218	(7,479)

			1,484,047	958,369	417,542	2,859,958

Premium allocation approach			29,504	—	10,137	39,641

Insurance revenue subtotal			1,513,551	958,369	427,679	2,899,599

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		794,824	644,118	74,638	1,513,580
	Changes in liabilities for incurred claims		(5,104)	14,944	1,628	11,468
	Losses on onerous contracts and reversals		(74,960)	8,286	31,314	(35,360)
	Amortization of insurance acquisition cash flows		133,868	337	128,075	262,280
	Other		(10,235)	1,451	(28,812)	(37,596)

			838,393	669,136	206,843	1,714,372

Premium allocation approach			37,657	—	(3,250)	34,407

Insurance service expense subtotal			876,050	669,136	203,593	1,748,779

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2023
		Retroactive modification method		Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	27	67,051	5,573	72,651
	Changes in liabilities for incurred claims		2	(29,952)	(2,150)	(32,100)
	Other		(1)	(2,021)	1,906	(116)

			28	35,078	5,329	40,435

Premium allocation approach			4,550	—	—	4,550

Reinsurance revenue subtotal			4,578	35,078	5,329	44,985

Unapplied premium allocation approach	Expected reinsurance claims		—	41,537	7,324	48,861
	Change in risk adjustment		—	3,227	626	3,853
	Amortization of contractual service margin		—	8,120	7,269	15,389
	Other		—	(247)	4,230	3,983

			—	52,637	19,449	72,086
Premium allocation approach			5,375	—	4,729	10,104

Reinsurance service expense subtotal			5,375	52,637	24,178	82,190

		~~W~~	636,704	271,674	205,237	1,113,615

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2024
		Retroactive modification method		Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance claims and other expected insurance service expenses	~~W~~	769,737	685,765	199,933	1,655,435
	Change in risk adjustment		48,040	35,437	46,946	130,423
	Amortization of contractual service margin		433,780	246,990	242,944	923,714
	Recoveries of insurance acquisition cash flows		116,454	379	243,578	360,411
	Other		(13,242)	(371)	(4,371)	(17,984)

			1,354,769	968,200	729,030	3,051,999

Premium allocation approach			64,109	—	445	64,554

Insurance revenue subtotal			1,418,878	968,200	729,475	3,116,553

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		775,573	652,193	219,202	1,646,968
	Changes in liabilities for incurred claims		(2,310)	26,060	4,432	28,182
	Losses on onerous contracts and reversals		42,867	4,682	20,385	67,934
	Amortization of insurance acquisition cash flows		116,636	379	243,396	360,411
	Other		(10,455)	883	(38,758)	(48,330)

			922,311	684,197	448,657	2,055,165

Premium allocation approach			75,029	—	1,366	76,395

Insurance service expense subtotal			997,340	684,197	450,023	2,131,560

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2024
		Retroactive modification method		Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	67	68,816	20,973	89,856
	Changes in liabilities for incurred claims		58	(27,421)	(1,971)	(29,334)
	Other		53	(11,372)	3,938	(7,381)

			178	30,023	22,940	53,141

Premium allocation approach			20,437	—	—	20,437

Reinsurance revenue subtotal			20,615	30,023	22,940	73,578

Unapplied premium allocation approach	Expected reinsurance claims		—	39,319	13,689	53,008
	Change in risk adjustment		—	2,861	1,066	3,927
	Amortization of contractual service margin		—	(11,035)	10,844	(191)
	Other		—	(2,306)	2,915	609

			—	28,839	28,514	57,353
Premium allocation approach			18,052	—	—	18,052

Reinsurance service expense subtotal			18,052	28,839	28,514	75,405

		~~W~~	424,101	285,187	273,878	983,166

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Retroactive modification method		Fair value method	Other	Total
Unapplied premium allocation approach	Expected insurance claims and other expected insurance service expenses	~~W~~	757,062	659,233	342,883	1,759,178
	Change in risk adjustment		57,884	41,931	86,153	185,968
	Amortization of contractual service margin		357,104	253,829	302,280	913,213
	Recoveries of insurance acquisition cash flows		92,192	312	329,782	422,286
	Other		(11,306)	64	(7,023)	(18,265)

			1,252,936	955,369	1,054,075	3,262,380

Premium allocation approach			23,416	—	78,526	101,942

Insurance revenue subtotal			1,276,352	955,369	1,132,601	3,364,322

Unapplied premium allocation approach	Incurred claims and other incurred insurance service expenses		761,109	643,747	424,376	1,829,232
	Changes in liabilities for incurred claims		(5,912)	(24,832)	4,015	(26,729)
	Losses on onerous contracts and reversals		(21,666)	(70,108)	95,909	4,135
	Amortization of insurance acquisition cash flows		92,191	312	329,783	422,286
	Other		(9,665)	1,670	(19,490)	(27,485)

			816,057	550,789	834,593	2,201,439

Premium allocation approach			53,111	—	67,264	120,375

Insurance service expense subtotal			869,168	550,789	901,857	2,321,814

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

29.	Insurance contract liabilities (continued)

		2025
		Retroactive modification method		Fair value method	Other	Total
Unapplied premium allocation approach	Incurred reinsurance claims	~~W~~	—	108,510	76,505	185,015
	Changes in liabilities for incurred claims		—	(32,864)	(1,361)	(34,225)
	Other		—	(207)	14,391	14,184

			—	75,439	89,535	164,974

Premium allocation approach			9,420	—	27,905	37,325

Reinsurance revenue subtotal			9,420	75,439	117,440	202,299

Unapplied premium allocation approach	Expected reinsurance claims		—	37,115	39,595	76,710
	Change in risk adjustment		—	3,552	3,177	6,729
	Amortization of contractual service margin		—	10,697	21,985	32,682
	Other		—	17,199	17,118	34,317

			—	68,563	81,875	150,438

Premium allocation approach			17,796	—	20,846	38,642

Reinsurance service expense subtotal			17,796	68,563	102,721	189,080

		~~W~~ 398,808		411,456	245,463	1,055,727

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

30.	Insurance finance income and expense
Details of insurance finance income and expense for the years ended December 31, 2023, 2024 and 2025 are as follows:

			2023
			Life insurance				Non-life insurance			Total
			General		Variable	Retirement	Long-term	General	Automobile
Insurance finance income	Insurance contracts	Effect of foreign exchange rate changes	~~W~~	13,656	—	—	—	—	—	13,656
		Other		38,384	91,062	—	—	—	—	129,446

				52,040	91,062	—	—	—	—	143,102
	Reinsurance contracts	Other		—	—	—	—	(38)	—	(38)

				52,040	91,062	—	—	(38)	—	143,064
Insurance finance expenses	Insurance contracts	Effect of foreign exchange rate changes		19,345	—	—	—	—	—	19,345
		Other		935	638,881	—	—	—	—	639,816

				20,280	638,881	—	—	—	—	659,161

Total insurance finance income and expenses recognized in profit or loss				31,760	(547,819)	—	—	(38)	—	(516,097)
Insurance finance income and expenses recognized in other comprehensive income (*)				(2,970,845)	9,841	—	(15)	—	—	(2,961,019)
Reinsurance finance income and expenses recognized in other comprehensive income (*)				(28,276)	—	—	(7)	—	—	(28,283)

Total insurance finance income and expenses recognized in profit or loss and other comprehensive income			~~W~~	(2,967,361)	(537,978)	—	(22)	(38)	—	(3,505,399)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

30.	Insurance finance income and expense (continued)

			2024
			Life insurance				Non-life insurance			Total
			General		Variable	Retirement	Long-term	General	Automobile
Insurance finance income	Insurance contracts	Effect of foreign exchange rate changes	~~W~~	13,896	—	—	—	—	—	13,896
		Other		21,762	166,710	—	—	2	—	188,474

				35,658	166,710	—	—	2	—	202,370
	Reinsurance contracts	Other		40	—	—	—	(47)	—	(7)

				35,698	166,710	—	—	(45)	—	202,363
Insurance finance expenses	Insurance contracts	Effect of foreign exchange rate changes		48,410	—	—	—	—	—	48,410
		Other		1,176	252,216	—	—	—	—	253,392

				49,586	252,216	—	—	—	—	301,802

Total insurance finance income and expenses recognized in profit or loss				(13,888)	(85,506)	—	—	(45)	—	(99,439)
Insurance finance income and expenses recognized in other comprehensive income (*)				(3,124,198)	(47,215)	—	(47)	(26)	—	(3,171,486)
Reinsurance finance income and expenses recognized in other comprehensive income (*)				(2,098)	—	—	7	18	—	(2,073)

Total insurance finance income and expenses recognized in profit or loss and other comprehensive income			~~W~~	(3,140,184)	(132,721)	—	(40)	(53)	—	(3,272,998)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

30.	Insurance finance income and expense (continued)

			2025
			Life insurance				Non-life insurance			Total
			General		Variable	Retirement	Long-term	General	Automobile
Insurance finance income	Insurance contracts	Effect of foreign exchange rate changes	~~W~~	20,253	—	—	—	—	—	20,253
		Other		5,483	18,122	—	—	—	—	23,605

				25,736	18,122	—	—	—	—	43,858
	Reinsurance contracts	Other		229	—	—	—	—	—	229

				25,965	18,122	—	—	—	—	44,087
Insurance finance expenses	Insurance contracts	Effect of foreign exchange rate changes		15,824	—	—	—	—	—	15,824
		Other		220	1,219,210	—	—	—	—	1,219,430

				16,044	1,219,210	—	—	—	—	1,235,254
	Reinsurance contracts	Other		17	—	—	—	11	—	28

				16,061	1,219,210	—	—	11	—	1,235,282

Total insurance finance income and expenses recognized in profit or loss				9,904	(1,201,088)	—	—	(11)	—	(1,191,195)
Insurance finance income and expenses recognized in other comprehensive income (*)				1,791,470	(42,982)	—	107	32	—	1,748,627
Reinsurance finance income and expenses recognized in other comprehensive income (*)				(211,718)	—	—	8	(23)	—	(211,733)

Total insurance finance income and expenses recognized in profit or loss and other comprehensive income			~~W~~	1,589,656	(1,244,070)	—	115	(2)	—	345,699

(*)	Finance income and expense recognized as other comprehensive income are before deducting corporate tax effects.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

31.	Investment contract liabilities
Details of investment contract liabilities as of December 31, 2024 and 2025 are as follows:

	2024		2025
Financial liabilities at amortized cost (*)	~~W~~	1,165,022	1,536,393

(*)	This is retirement pension policyholder reserve.

32.	Other liabilities
Other liabilities as of December 31, 2024 and 2025 are as follows:

	2024		2025
Lease liabilities (*)	~~W~~	890,689	790,339
Accounts payable		15,140,873	29,026,951
Accrued expenses		7,023,165	6,964,603
Dividend payable		7,997	6,352
Advance received		198,317	178,085
Unearned income		453,706	446,972
Withholding value-added tax and other taxes		1,020,113	844,975
Securities deposit received		2,252,424	2,576,731
Foreign exchange settlement pending		551,196	639,422
Domestic exchange settlement pending		1,806,106	4,194,954
Payable from trust account		8,174,066	9,905,174
Due to agencies		1,178,661	1,186,042
Deposits for subscription		61,578	82,969
Sundry liabilities		2,198,383	2,431,999
Other		54,133	57,058
Present value discount		(131,898)	(94,969)

	~~W~~	40,879,509	59,237,657

(*)
As of December 31, 2025, the Group accounts for the lease liabilities as other liabilities. For the year ended December 31, 2024, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
1,987 million, cash outflows from leases are
~~W~~
299,061 million, and interest expense on lease liabilities is
~~W~~
22,787 million. For the year ended December 31, 2025, the amount of variable lease payments that are not included in the measurement of lease liabilities is
~~W~~
74 million, cash outflows from leases are
~~W~~
288,447 million, and interest expense on lease liabilities is
~~W~~
20,984 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity

(a)	Equity as of December 31, 2024 and 2025 are as follows:

	2024		2025
Capital stock (*1):
Ordinary shares	~~W~~	2,695,586	2,695,586
Preferred shares		274,055	274,055

		2,969,641	2,969,641

Hybrid bond		4,600,121	4,749,837

Capital surplus:
Share premium		11,352,744	11,352,744
Others		742,224	745,814

		12,094,968	12,098,558

Capital adjustments		(807,114)	(1,180,080)

Accumulated other comprehensive income, net of tax:
Loss on financial assets at FVOCI		(2,314,518)	(3,752,987)
Equity in other comprehensive loss of associates		5,701	(11,035)
Foreign currency translation adjustments for foreign operations		296,489	152,539
Net loss from cash flow hedges		3,406	(169,697)
Remeasurement of net defined benefit liabilities (assets)		(354,087)	(348,506)
Changes in own credit risk on financial liabilities designated under fair value option		(5,569)	(4,468)
Net finance income on insurance contract assets (liabilities)		532,388	1,801,274
Net finance income on reinsurance contract assets (liabilities)		11,750	(141,933)

		(1,824,440)	(2,474,813)

Retained earnings (*2), (*3), (*4)		39,020,580	41,796,129
Non-controlling interest (*5)		2,767,277	2,413,052

	~~W~~	58,821,033	60,372,324

(*1)	Due to profit retirement, the capital is different from the total face value of issued stocks.
(*2)
As of December 31, 2024 and 2025, profits reserved by the Group in accordance with Article 53 of the Financial Holding Companies Act amounted to
~~W~~
2,865,461 million and
~~W~~
2,969,641 million, respectively.

(*3)	As of December 31, 2024 and 2025, the regulatory reserve for loan losses the Group appropriated in retained earnings are ~~W~~ 20,656 million and ~~W~~ 20,462 million, respectively.
(*4)	As of December 31, 2025, profit dividends within retained earnings of subsidiaries of the Group restricted in accordance with laws, etc. are amounted to ~~W~~ 20,888,870 million.
(*5)
As of December 31, 2024 and 2025, the total amounts of hybrid bonds that Shinhan Bank, Jeju Bank, Shinhan Capital Co., Ltd. and Shinhan Life Insurance Co., Ltd. issued are
~~W~~
2,587,478 million and
~~W~~
2,148,630 million, respectively, and are recognized as
non-controlling
interests. And, for the years ended

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

December 31, 2024 and 2025, the amounts of dividends paid for the hybrid bonds of Shinhan Bank, Jeju Bank, Shinhan Capital Co., Ltd. and Shinhan Life Insurance Co., Ltd.
~~W~~
104,400 million and
~~W~~
106,713 million, respectively, are allocated to profit attributed to non-controlling
interest.

(b)	Capital stock

i)	Capital stock of the Group as of December 31, 2024 and 2025 are as follows:

	2024			2025
Number of authorized shares			1,000,000,000		1,000,000,000
Types of stock		Ordinary shares	Preferred shares	Ordinary shares	Preferred shares
Par value per share in won	~~W~~	5,000	—	5,000	—
Number of issued ordinary shares		503,445,325	—	485,494,934	—
Capital stock (*)	~~W~~	2,695,586	274,055	2,695,586	274,055

(*)	Due to profit retirement, the capital is different from the total face value of issued stocks.

ii)	The details of changes in the number of ordinary shares outstanding as of December 31, 2024 and 2025 are as follows:

	2024		2025
Beginning balance	~~W~~	512,753,119	498,859,764
Increase		6,353	—
Decrease		(13,899,708)	(21,702,365)

Ending balance	~~W~~	498,859,764	477,157,399

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

(c)	Hybrid bonds
Hybrid bonds classified as other equity instruments as of December 31, 2024 and 2025 are as follows:

	Issue date	Maturity date	Interest rate (%)	2024		2025
KRW	June 25, 2015	June 25, 2045	4.38	~~W~~	199,455	—
	September 15, 2017	Perpetual bond	4.25		89,783	89,783
	April 13, 2018	Perpetual bond	4.56		14,955	14,955
	September 17, 2020	Perpetual bond	3.12		448,699	—
	March 16, 2021	Perpetual bond	2.94		429,009	429,009
	March 16, 2021	Perpetual bond	3.30		169,581	169,581
	January 25, 2022	Perpetual bond	3.90		560,438	560,438
	January 25, 2022	Perpetual bond	4.00		37,853	37,853
	August 26, 2022	Perpetual bond	4.93		343,026	343,026
	August 26, 2022	Perpetual bond	5.15		55,803	55,803
	January 30, 2023	Perpetual bond	5.14		398,831	398,831
	July 13, 2023	Perpetual bond	5.40		498,815	498,815
	January 31, 2024	Perpetual bond	4.49		398,833	398,833
	September 12, 2024	Perpetual bond	4.00		399,033	399,033
	February 13, 2025	Perpetual bond	3.90		—	398,835
	September 9, 2025	Perpetual bond	3.26		—	399,035

USD	May 12, 2021	Perpetual bond	2.88		556,007	556,007

				~~W~~	4,600,121	4,749,837

(*)	For the year ended December 31, 2025, the deduction for capital related to hybrid bonds issued is ~~W~~ 2,131 million.
The hybrid bonds above can be repaid early after 5 or 10 years from the date of issuance, and the Group has an unconditional right to extend the maturity under the same condition or change them to perpetual bonds.

(d)	Capital adjustments

i)	Changes in capital adjustments for the years ended December 31, 2024 and 2025 are as follows:

	2024		2025
Beginning balance	~~W~~	(658,664)	(807,114)
Acquisition of treasury stocks		(700,000)	(1,250,001)
Disposal and retirement of treasury stocks		450,297	900,000
Redemption of hybrid bonds		102,143	(1,322)
Other transactions with owners		(890)	(21,643)

Ending balance	~~W~~	(807,114)	(1,180,080)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

ii)	Details of treasury stock acquisition for the years ended December 31, 2024 and 2025 are as follows:

	2024			2025
	The number of shares	Carrying amount		The number of shares	Carrying amount
Beginning balance	6,352	~~W~~	227	4,585,561	~~W~~	250,000
Acquisition	13,899,708		700,000	21,702,365		1,250,001
Disposal	(6,353)		(227)	—		—
Retirement (*)	(9,314,146)		(450,000)	(17,950,391)		(900,000)

Ending balance	4,585,561	~~W~~	250,000	8,337,535	~~W~~	600,001

(*)
For the year ended December 31, 2024, the Group acquired treasury stocks for retirement and completed the retirement of 3,366,257 shares and 5,947,889 shares on March 22, 2024 and November 1, 2024, respectively. For the year ended December 31, 2025, the Group acquired treasury stocks for retirement and completed the retirement of 7,603,260 shares and 10,347,131 shares on April 29, 2025 and June 26, 2025, respectively.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

(e)	Accumulated other comprehensive income
Changes in accumulated other comprehensive income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at FVOCI		Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(6,786,650)	(8,135)	(112,283)	(96,388)	5,039,081	34,045	(91,993)	9	116,719	(5,155)	(1,910,750)
Change due to fair value		3,862,277	9,738	—	—	(2,961,019)	(28,283)	—	—	1,459	4,011	888,183
Reclassification:
Change due to impairment or disposal		465,343	—	—	—	—	—	—	—	4,199	5,077	474,619
Effect of hedge accounting		—	—	—	(69,484)	—	—	—	—	—	—	(69,484)
Hedging		(28,044)	—	(3,903)	152,927	—	—	—	—	—	—	120,980
Effects from changes in foreign exchange rate		—	—	2,316	—	—	—	—	—	2,862	—	5,178
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	(272,792)	—	—	—	(272,792)
Deferred income taxes		(1,137,032)	(2,582)	(4,658)	(22,163)	788,561	7,511	71,935	—	(3,402)	(465)	(302,295)
Transfer to other account		—	—	—	—	—	—	—	—	3,055	(7,352)	(4,297)
Non-controlling interests		(4,328)	—	11	—	—	—	522	—	—	—	(3,795)

Ending balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

	2024
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at FVOCI		Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(3,628,434)	(979)	(118,517)	(35,108)	2,866,623	13,273	(292,328)	9	124,892	(3,884)	(1,074,453)
Change due to fair value		1,465,249	16,732	—	—	(3,171,476)	(2,077)	—	—	55,179	(8,616)	(1,645,009)
Reclassification:
Change due to impairment or disposal		119,594	—	(593)	—	—	—	—	—	—	—	119,001
Effect of hedge accounting		—	—	—	(582,424)	—	—	—	—	—	—	(582,424)
Hedging		(30,371)	—	(221,221)	634,645	—	—	—	—	—	—	383,053
Effects from changes in foreign exchange rate		—	(7,668)	624,565	—	—	—	—	—	13,017	—	629,914
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	(83,937)	—	—	—	(83,937)
Deferred income taxes		(407,849)	(2,393)	13,431	(13,707)	837,241	554	21,794	—	(17,609)	2,275	433,737
Transfer to other account		—	—	—	—	—	—	—	—	(7,329)	4,656	(2,673)
Non-controlling interests		(857)	—	(1,176)	—	—	—	384	—	—	—	(1,649)

Ending balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

	2025
	Items that are or may be reclassified to profit or loss							Items that will never be reclassified to profit or loss				Total
	Gain (loss) on securities at FVOCI		Equity in other comprehensive income (expense) of associates	Foreign currency translation adjustments for foreign operations	Net gain (loss) from cash flow hedges	Net finance Income (expense) on insurance contract assets (liabilities)	Net finance Income (expense) on reinsurance contract assets (liabilities)	Remeasure -ments of the defined benefit plans	Equity in other comprehensive income (expense) of associates	Gain (loss) on securities at FVOCI	Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk
Beginning balance	~~W~~	(2,482,668)	5,692	296,489	3,406	532,388	11,750	(354,087)	9	168,150	(5,569)	(1,824,440)
Change due to fair value		(2,181,955)	(24,731)	—	—	1,748,614	(211,730)	—	—	225,514	(4,163)	(448,451)
Reclassification:
Change due to impairment or disposal		(47,293)	662	—	—	—	—	—	—	—	—	(46,631)
Effect of hedge accounting		—	—	—	(27,149)	—	—	—	—	—	—	(27,149)
Hedging		(19,262)	—	59,096	(216,152)	—	—	—	—	—	—	(176,318)
Effects from changes in foreign exchange rate		—	1,107	(199,597)	—	—	—	—	—	(696)	—	(199,186)
Remeasurements of the net defined benefit plans		—	—	—	—	—	—	(181)	—	—	—	(181)
Deferred income taxes		648,218	6,226	(3,787)	70,198	(479,728)	58,047	5,505	—	(61,788)	1,511	244,402
Transfer to other account		—	—	—	—	—	—	—	—	(2,923)	3,753	830
Non-controlling interests		1,716	—	338	—	—	—	257	—	—	—	2,311

Ending balance	~~W~~	(4,081,244)	(11,044)	152,539	(169,697)	1,801,274	(141,933)	(348,506)	9	328,257	(4,468)	(2,474,813)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

(f)	Appropriation of retained earnings
The appropriation of retained earnings for the years ended December 31, 2024 and 2025 are as follows:

	2024		2025
Date of appropriation:	March 26, 2025		March 26, 2026
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	4,672,650	4,472,618
Retirement of treasury stock		(450,402)	(900,070)
Dividend to hybrid bonds		(176,945)	(197,932)
Interim dividends		(820,287)	(828,228)
Profit for the year		1,619,867	2,385,457

		4,844,883	4,931,845

Transfer from voluntary reserves
Loan loss reserve reversal amount		194	2,754

		4,845,077	4,934,599

Appropriation of retained earnings:
Legal reserve		104,180	—
Dividends on ordinary shares paid		267,755	417,502
Loss on redemption of hybrid bonds		524	1,846

		372,459	419,348

Unappropriated retained earnings to be carried over to subsequent year	~~W~~	4,472,618	4,515,251

(*)	These statements of appropriation of retained earnings are based on the separate financial statements of Shinhan Financial Group.

(g)	Regulatory reserve for loan losses
In accordance with Regulations for the Supervision of Financial Institutions, the Group reserves the difference between allowance for credit losses by IFRS and that as required by the Regulations at the account of regulatory reserve for loan losses in retained earnings.
i) Changes in regulatory reserve for loan losses including
non-controlling
interests for the years ended December 31, 2024 and 2025 are as follows:

	2024		2025
Beginning balance	~~W~~	3,456,487	3,969,339
Expected regulatory reserve for loan losses		512,852	274,226

Ending balance	~~W~~	3,969,339	4,243,565

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

33.	Equity (continued)

ii) Profit attributable to equity holders of Shinhan Financial Group and earnings per share after factoring in regulatory reserve for loan losses for the years ended December 31, 2024 and 2025 are as follows:

	2024		2025
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,450,177	4,971,561
Provision for regulatory reserve for loan losses		(512,278)	(268,536)

Profit attributable to equity holders of Shinhan Financial Group adjusted for regulatory reserve	~~W~~	3,937,899	4,703,025

Basic and diluted earnings per share adjusted for regulatory reserve in won (*)		7,779	9,260

(*)	Dividends for hybrid bonds are deducted.

34.	Dividends

(a)	The interim dividends paid for the years ended December 31, 2023, 2024 and 2025 are as follows:

Record date		2023
March 31, 2023 (1 st Quarter)	Ordinary shares ( ~~W~~ 525 per share)	~~W~~	265,179
	Convertible preferred shares ( ~~W~~ 525 per share)		9,178

			274,357

June 30, 2023 (2 nd Quarter)	Ordinary shares ( ~~W~~ 525 per share)		272,129
September 30, 2023 (3 rd Quarter)	Ordinary shares ( ~~W~~ 525 per share)		270,636

		~~W~~	817,122

Record date		2024
March 31, 2024 (1 st Quarter)	Ordinary shares ( ~~W~~ 540 per share)	~~W~~	275,069
June 30, 2024 (2 nd Quarter)	Ordinary shares ( ~~W~~ 540 per share)		273,358
September 30, 2024 (3 rd Quarter)	Ordinary shares ( ~~W~~ 540 per share)		271,860

		~~W~~	820,287

Record date		2025
May 2, 2025 (1 st Quarter)	Ordinary shares ( ~~W~~ 570 per share)	~~W~~	278,127
August 1, 2025 (2 nd Quarter)	Ordinary shares ( ~~W~~ 570 per share)		276,732
November 4, 2025 (3 rd Quarter)	Ordinary shares ( ~~W~~ 570 per share)		273,369

		~~W~~	828,228

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

34.	Dividends (continued)

(b)	Details of annual dividends recognized as distributions to shareholders for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025 (*1)
Ordinary shares:
Total number of shares issued		512,759,471	503,445,325	485,494,934
Par value per share in won		5,000	5,000	5,000
Dividend per share in won (*3)		525	540	880
Dividends (*1), (*2)	~~W~~	268,697	267,755	417,502

Dividend rate per share (*3)		10.5%	10.8	17.6

Record date (*4)		2024-02-23	2025-02-21	2026-02-20

(*1)	The proposed dividend is scheduled to be resolved at the general meeting of shareholders on March 26, 2026, and therefore has not been recognized as a distribution to owners during the current period.
(*2)	The dividend applies to ordinary shares excluding treasury shares, with 2,723,039 treasury shares acquired between the end of the reporting period and the dividend record date being excluded.
(*3)
The amount excludes interim dividends. When including quarterly dividends, the dividend per share is
~~W~~
2,100,
~~W~~
2,160 and
~~W~~
2,590 for the years ended December 31, 2023, 2024 and 2025, respectively, and dividend rate per share are 42.0%, 43.2% and 51.8% for the years ended December 31, 2023, 2024 and 2025, respectively.

(*4)
The Articles of Incorporation were amended at the regular general meeting of shareholders held on March 23, 2023, to allow the Board of Directors to determine the dividend record date by resolution. Accordingly, the record date for the 2025 annual dividend is February 20, 2026.

(c)	The details of dividends paid by the Group related to the preferred shares issued for the year ended December 31, 2023 are as follows:

	2023
	Number of shares	Dividend per share (in won)	Total dividend paid	Issue price per share (in won)	Dividend rate per issue price (%)
Convertible preferred shares (*)	17,482,000	525	9,178	42,900	1.22

(*)	Convertible preferred shares of 17,482,000 that were issued on May 1, 2019 have been converted into common shares at a 1:1 ratio on May 1, 2023, and dividends were paid before conversion.

(d)	Dividends for hybrid bond is calculated as follows for the years ended December 31, 2023, 2024 and 2025:

	2023		2024	2025
Amount of hybrid bond	~~W~~	4,014,550	4,614,550	4,764,550
Interest rate %		2.88 ~ 5.40	2.88 ~ 5.40	2.88 ~ 5.40

Dividends	~~W~~	189,672	176,945	197,932

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

35.	Operating revenue
Operating revenue for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Interest income	~~W~~	27,579,211	29,209,338	27,988,801
Fees and commission income		4,175,243	4,295,366	4,564,323
Insurance income		2,899,599	3,116,553	3,364,322
Reinsurance income		44,985	73,578	202,299
Insurance finance income		143,064	202,363	44,087
Dividend income		181,486	239,097	209,681
Net gain on financial instruments measured at FVTPL		4,254,811	4,264,126	4,823,409
Gain on trading derivatives measured at FVTPL		17,208,758	22,397,247	17,568,108
Net gain on financial instruments designated at FVTPL		438,709	252,924	232,193
Net gain on foreign currency transaction		3,201,023	8,084,564	3,683,224
Net gain on disposal of securities at FVOCI		50,793	197,708	287,564
Net gain on disposal of securities at amortized cost		358	—	2
Reversal of credit loss allowance		136	4,311	107,122
Gain related to hedging derivatives		422,074	753,798	607,993
Other operating income		732,379	973,306	998,832

	~~W~~	61,332,629	74,064,279	64,681,960

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

36.	Net interest income
Net interest income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Interest income:
Cash and due from banks at amortized cost	~~W~~	590,831	780,046	781,197
Deposits at FVTPL		—	133	1,305
Securities at FVTPL		1,396,409	1,693,064	1,499,121
Securities at FVOCI		2,357,108	2,744,083	2,888,284
Securities at amortized cost		1,062,110	1,101,721	1,044,061
Loans at amortized cost		21,676,818	22,410,903	21,311,377
Loans at FVTPL		120,815	100,122	89,239
Insurance finance interest income		240,534	219,409	232,272
Others		134,586	159,857	141,945

		27,579,211	29,209,338	27,988,801

Interest expense:
Deposits		(9,790,811)	(10,220,774)	(9,202,286)
Financial liabilities designated at FVTPL		(9,804)	(13,292)	(14,792)
Borrowings		(1,895,913)	(1,862,406)	(1,534,773)
Debt securities issued		(2,735,421)	(3,408,678)	(3,332,621)
Insurance finance interest expense		(1,945,318)	(1,901,536)	(1,885,044)
Others		(384,022)	(400,350)	(324,829)

		(16,761,289)	(17,807,036)	(16,294,345)

Net interest income	~~W~~	10,817,922	11,402,302	11,694,456

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

37.	Net fees and commission income
Net fees and commission income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Fees and commission income:
Credit placement fees	~~W~~	75,930	73,339	64,109
Commission received as electronic charge receipt		146,037	147,625	150,709
Brokerage fees		369,175	392,836	529,028
Commission received as agency		134,432	153,684	176,535
Investment banking fees		165,366	228,976	294,948
Commission received in foreign exchange activities		295,722	361,341	452,048
Trust management fees		299,600	249,586	258,331
Credit card fees		1,378,200	1,311,422	1,186,972
Operating lease fees (*)		600,283	651,691	651,178
Others		710,498	724,866	800,465

		4,175,243	4,295,366	4,564,323

Fees and commission expense:
Credit-related fee		(45,739)	(49,924)	(45,155)
Credit card fees		(930,044)	(966,303)	(1,018,051)
Others		(552,254)	(564,265)	(579,906)

		(1,528,037)	(1,580,492)	(1,643,112)

Net fees and commission income	~~W~~	2,647,206	2,714,874	2,921,211

(*)	Among operating lease fees recognized for the years ended December 31, 2023, 2024 and 2025, there is no variable lease fee income which does not vary by index or rate.

38.	Dividend income
Dividend income for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Securities at FVTPL	~~W~~	121,347	152,990	138,353
Securities at FVOCI		60,139	86,107	71,328

	~~W~~	181,486	239,097	209,681

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

39.	Net gains (losses) on financial instruments measured at fair value through profit or loss
Net gains (losses) on financial instruments measured at fair value through profit or loss for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Net gain (loss) on due from banks measured at FVTPL
Gain (loss) on valuation	~~W~~	3,964	(711)	6,465
Net gain (loss) on loans measured at FVTPL
Loss on valuation		(6,562)	(2,755)	(68,284)
Gain on sale		36,774	90,227	487

		30,212	87,472	(67,797)

Net gain on securities measured at FVTPL
Debt securities
Gain on valuation		755,501	663,877	204,485
Gain (loss) on sale		197,148	(39,354)	(10,263)
Other gains		624,282	803,645	687,136

		1,576,931	1,428,168	881,358

Equity securities
Gain on valuation		540,188	161,316	934,475
Gain on sale		428,947	485,566	495,672

		969,135	646,882	1,430,147

Other
Gain on valuation		11,635	36,688	337,239

		2,557,701	2,111,738	2,648,744

Net loss on financial liabilities measured at FVTPL
Debt securities
Gain (loss) on valuation		(60,144)	(3,593)	9,972
Loss on disposal		(88,398)	(249,398)	(39,802)

		(148,542)	(252,991)	(29,830)

Other
Loss on valuation		(60,565)	(173,058)	(527,558)
Gain on disposal		1,606	2,930	12,331

		(58,959)	(170,128)	(515,227)

		(207,501)	(423,119)	(545,057)

Derivatives:
Gain on valuation		292,483	82,184	510,524
Loss on transaction		(183,233)	(646,793)	(143,514)

		109,250	(564,609)	367,010

	~~W~~	2,493,626	1,210,771	2,409,365

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

40.	Net gains (losses) on financial instruments designated at fair value through profit or loss
Net gains (losses) on financial instruments designated at fair value through profit or loss for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Financial liabilities designated at FVTPL:
Debt securities issued:
Gain (loss) on valuation	~~W~~	2,495	(6,466)	23,435
Gain on sale		—	—	11

		2,495	(6,466)	23,446
Compound financial instruments:
Gain (loss) on valuation		51,750	(29,162)	19,796
Loss on sale and redemption		(492,025)	(308,825)	(457,190)

		(440,275)	(337,987)	(437,394)

	~~W~~	(437,780)	(344,453)	(413,948)

41.	Provision for credit loss allowance
Provision for credit loss allowance on financial assets for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Allowance provided:
Loans at amortized cost	~~W~~	(2,114,442)	(1,862,013)	(2,014,137)
Other financial assets at amortized cost		(90,770)	(113,662)	(70,035)
Securities at FVOCI		(2,271)	—	(25,915)
Unused credit line and financial guarantee		(37,156)	(41,910)	—

		(2,244,639)	(2,017,585)	(2,110,087)

Allowance reversed:
Securities at FVOCI		—	2,699	—
Securities at amortized cost		136	1,612	1,243
Unused credit line and financial guarantee		—	—	105,879

		136	4,311	107,122

	~~W~~	(2,244,503)	(2,013,274)	(2,002,965)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

42.	General and administrative expenses
General and administrative expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Employee benefits:
Salaries	~~W~~	3,247,162	3,316,503	3,522,053
Severance benefits:
Defined contribution		35,679	37,745	40,817
Defined benefit		109,444	114,943	143,751

		145,123	152,688	184,568
Termination benefits		197,184	235,330	279,693

		3,589,469	3,704,521	3,986,314

Entertainment		46,050	46,903	48,345
Depreciation		514,100	535,571	541,607
Amortization		225,900	279,095	308,321
Taxes and utility bills		245,723	272,018	316,925
Advertising		285,495	315,281	319,845
Research		21,494	23,917	27,341
Others		967,106	938,934	853,802

	~~W~~	5,895,337	6,116,240	6,402,500

43.	Share-based payments

(a)	Performance shares granted as of December 31, 2025 are as follows:

	Expired	Not expired
Type	Cash-settled share-based payment
Performance conditions	Relative stock price linked (20.0%), management index (80.0%)
Exercising period	4 years from the commencement date of the year to which the grant date belongs
Estimated number of shares vested at December 31, 2025	880,880 shares	2,069,238 shares
Fair value per share in Korean won (*)	~~W~~ 37,387, ~~W~~ 37,081, ~~W~~ 38,156, ~~W~~ 50,444 and ~~W~~ 77,757 for the expiration of exercising period from 2021 to 2025	~~W~~ 76,900

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

43.	Share-based payments (continued)

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

(b)	Share-based compensation costs for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	5,123	36,751	41,874

	2024
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	4,950	41,686	46,636

	2025
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	10,979	95,163	106,142

(c)	Accrued expenses recognized related to share-based payment transactions as of December 31, 2023, 2024 and 2025 are as follows:

	2023
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	16,079	111,056	127,135

	2024
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	16,396	135,356	151,752

	2025
	Employees of
	The controlling company		The subsidiaries	Total
Performance shares	~~W~~	22,537	197,518	220,055

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

44.	Net other operating income and expenses
Other operating income and expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Other operating income
Gain on disposal of assets:
Loans at amortized cost	~~W~~	178,158	206,643	249,842
Others:
Gain on hedged items		422,074	753,798	607,993
Reversal of allowance for guarantees and acceptances		4,856	8,471	—
Gain on other trust accounts		2	—	—
Reversal of other allowance		1,790	8,022	1,086
Others		547,573	750,170	747,904

		976,295	1,520,461	1,356,983

	~~W~~	1,154,453	1,727,104	1,606,825

Other operating expense
Loss on disposal of assets:
Loans at amortized cost	~~W~~	(19,723)	(97,821)	(161,910)
Others:
Loss on hedged items		(448,664)	(626,116)	(753,529)
Fund contribution		(470,227)	(526,196)	(559,455)
Provision for payment guarantee liabilities		—	—	(404)
Provision for other debt allowances		(15,516)	(98,344)	(35,164)
Depreciation of operating lease assets		(445,006)	(465,716)	(445,157)
Others (*)		(1,942,047)	(1,979,135)	(1,977,199)

		(3,321,460)	(3,695,507)	(3,770,908)

	~~W~~	(3,341,183)	(3,793,328)	(3,932,818)

Other operating expenses, net	~~W~~	(2,186,730)	(2,066,224)	(2,325,993)

(*)
Includes
~~W~~
293,824 million for vulnerable groups such as self-employed people, small business owners and institutions supporting vulnerable groups, etc. in accordance with the “Banking financial support plan for people’s livelihood” for the year ended December 31, 2023.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

45.	Net other non-operating income and expenses
Other
non-operating
income and expenses for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Other non-operating income
Gain on disposal of assets:
Property and equipment	~~W~~	4,944	3,287	5,706
Investment property		56,640	3,427	3,621
Assets held for sale		1,753	—	21,181
Lease assets		9	1	68
Right-of-use assets		3,388	9,712	3,247
Gain on other disposals		—	—	340

		66,734	16,427	34,163

Investments in associates:
Gain on disposal		12,435	9,908	14,701
Reversal of impairment loss		—	183	—

		12,435	10,091	14,701

Others:
Rental income on investment property		24,472	28,708	35,725
Reversal of impairment losses on intangible asset		50	112	277
Gain on contribution of assets		—	—	1,670
Bargain purchase gain		—	—	3,077
Others		66,546	86,458	110,405

		91,068	115,278	151,154

	~~W~~	170,237	141,796	200,018

Other non-operating expense
Loss on disposal of assets:
Property and equipment	~~W~~	(6,009)	(5,785)	(1,185)
Lease assets		—	(7)	(116)
Right-of-use assets		(1,063)	(804)	(6,125)
Others		(29)	(50)	(909)

		(7,101)	(6,646)	(8,335)

Investments in associates:
Loss on disposal		(19,266)	(5,193)	(21,460)
Impairment loss		(15,583)	(43,262)	(49,485)

		(34,849)	(48,455)	(70,945)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

45.	Net other non-operating income and expenses (continued)

	2023		2024	2025
Others:
Donations		(100,201)	(144,212)	(170,706)
Depreciation of investment properties		(15,058)	(15,063)	(16,922)
Impairment loss on property and equipment		(1,409)	(1,650)	(923)
Impairment loss on intangible assets		(10,732)	(25,468)	(1,073)
Write-off of intangible assets		(446)	(1,662)	(1,027)
Expenses on collection of special bonds		(9,130)	(10,236)	(9,228)
Others (*)		(252,289)	(294,160)	(236,432)

		(389,265)	(492,451)	(436,311)

	~~W~~	(431,215)	(547,552)	(515,591)

Other non-operating expenses, net	~~W~~	(260,978)	(405,756)	(315,573)

(*)
It includes W 51,948 million for the year ended December 31, 2023 of estimated claim for damages that are highly probable to be paid in case of customer losses expected due to redemption delays of Lime CI funds, etc.

46.	Income tax expense

(a)	Income tax expense for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Current income tax expense	~~W~~	1,301,802	1,210,083	1,572,116
Temporary differences		493,026	(163,840)	17,638
Income tax recognized in other comprehensive income		(307,868)	424,679	254,736

Income tax expenses	~~W~~	1,486,960	1,470,922	1,844,490

(b)	Income tax expense calculated by multiplying net income before tax with the tax rate for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Profit before income taxes	~~W~~	5,964,960	6,029,092	6,929,009

Income taxes at statutory tax rates		1,564,388	1,581,318	1,818,897
Adjustments:
Non-taxable income		(10,350)	(44,370)	(20,796)
Non-deductible expense		16,514	19,755	23,909
Tax credit		(1,185)	(1,484)	(1,318)
Others		(82,407)	(84,297)	23,798

Income tax expense	~~W~~	1,486,960	1,470,922	1,844,490

Effective tax rate		24.93%	24.40	26.62

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

46.	Income tax expense (continued)

(c)	Deferred tax expenses by origination and reversal of deferred assets and liabilities and temporary differences for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance (*1)
Unearned income	~~W~~	(432,276)	2,101	—	(430,175)
Account receivable		(21,354)	(15,052)	—	(36,406)
Financial assets measured at fair value		454,253	(408,640)	(425,218)	(379,605)
Investment in associates		188,268	8,543	(2,396)	194,415
Valuation and depreciation of property and equipment etc.		(104,078)	147	—	(103,931)
Derivative asset		152,388	(79,962)	(21,242)	51,184
Deposits		33,553	(6,274)	—	27,279
Accrued expenses		221,458	64,571	—	286,029
Defined benefit obligation		544,667	(17,567)	19,995	547,095
Plan assets		(617,983)	32,565	1,710	(583,708)
Other provisions		510,604	(15,187)	—	495,417
Allowance for acceptances and guarantees		22,017	13,467	—	35,484
Allowance related to asset revaluation		(47,709)	—	—	(47,709)
Allowance for expensing depreciation		(140)	61	—	(79)
Accrued contributions		37,669	19,935	—	57,604
Financial assets (liabilities) designated at fair value through profit or loss		(232,597)	119,658	—	(112,939)
Allowances		224,066	50,152	—	274,218
Constructive dividend		17,718	857	—	18,575
Liability under insurance contracts		11,445	(1,089)	—	10,356
Others		(1,551,513)	(2,239)	851,830	(701,922)

		(589,544)	(233,953)	424,679	(398,818)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		200,668	(20,165)	—	180,503

	~~W~~	(388,876)	(254,118)	424,679	(218,315)

(*1)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 6,721 million due to foreign exchange rate movements.
(*2)	The Group does not recognize deferred tax assets and liabilities related to global minimum tax laws by applying the temporary exception provision for deferred tax in IAS 12.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

46.	Income tax expense (continued)

	2025
	Beginning Balance		Profit or loss	Other comprehensive income (loss)	Ending Balance (*)
Unearned income	~~W~~	(430,175)	(23,729)	—	(453,904)
Account receivable		(36,406)	(5,060)	—	(41,466)
Financial assets measured at fair value		(379,605)	76,414	585,988	282,797
Investment in associates		194,415	(18,848)	6,229	181,796
Valuation and depreciation of property and equipment, etc.		(103,931)	(959)	—	(104,890)
Derivative asset		51,184	(70,745)	82,890	63,329
Deposits		27,279	9,677	—	36,956
Accrued expenses		286,029	40,172	—	326,201
Defined benefit obligation		547,095	35,686	(8,532)	574,249
Plan assets		(583,708)	(76,062)	13,930	(645,840)
Other provisions		495,417	12,464	—	507,881
Allowance for acceptance and guarantees		35,484	12,713	—	48,197
Allowance related to asset revaluation		(47,709)	(1,999)	—	(49,708)
Allowance for expensing depreciation		(79)	61	—	(18)
Accrued contributions		57,604	(1,561)	—	56,043
Financial assets (liabilities) designated at fair value through profit or loss		(112,939)	(14,065)	—	(127,004)
Allowances		274,218	(49,538)	—	224,680
Constructive dividend		18,575	848	—	19,423
Liability under insurance contracts		10,356	(1,510)	—	8,846
Others		(701,922)	(175,446)	(425,769)	(1,303,137)

		(398,818)	(251,487)	254,736	(395,569)

Expired unused tax losses:
Extinguishment of deposit and insurance liabilities		180,503	(22,015)	—	158,488

	~~W~~	(218,315)	(273,502)	254,736	(237,081)

(*)	Deferred tax assets from overseas subsidiaries are increased by ~~W~~ 1,128 million due to foreign exchange rate movements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

46.	Income tax expense (continued)

(d)	Deferred tax assets and liabilities that are directly charged or credited to equity for the years ended December 31, 2024 and 2025 are as follows:

	January 1, 2024			Changes		December 31, 2024
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(4,727,044)	1,223,503	1,614,241	(425,218)	(3,112,803)	798,285
Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk		(5,278)	1,393	(2,288)	604	(7,566)	1,997
Foreign currency translation adjustments for foreign operations		(105,343)	(13,174)	401,576	13,431	296,233	257
Gain (loss) on cash flow hedges		(48,623)	13,515	59,756	(21,242)	11,133	(7,727)
Equity in other comprehensive income (loss) of associates		(1,321)	352	9,067	(2,396)	7,746	(2,044)
Remeasurements of the defined benefit liability		(398,538)	106,209	(83,464)	21,705	(482,002)	127,914
Net finance income (expense) on insurance contract		3,912,910	(1,033,014)	(3,173,553)	837,795	739,357	(195,219)

	~~W~~	(1,373,237)	298,784	(1,174,665)	424,679	(2,547,902)	723,463

	January 1, 2025			Changes		December 31, 2025
	OCI		Tax effect	OCI	Tax effect	OCI	Tax effect
Gain (loss) on valuation of financial assets measured at FVOCI	~~W~~	(3,112,803)	798,285	(2,024,457)	585,987	(5,137,260)	1,384,272
Gain (loss) on financial liabilities designated at FVTPL attributable to changes in credit risk		(7,566)	1,997	1,403	(301)	(6,163)	1,696
Foreign currency translation adjustments for foreign operations		296,233	257	(140,164)	(3,785)	156,069	(3,528)
Gain (loss) on cash flow hedges		11,133	(7,727)	(255,994)	82,890	(244,861)	75,163
Equity in other comprehensive income (loss) of associates		7,746	(2,044)	(22,965)	6,228	(15,219)	4,184
Remeasurements of the defined benefit liability		(482,002)	127,914	183	5,398	(481,819)	133,312
Net finance income (expense) on insurance contract		739,357	(195,219)	1,536,884	(421,681)	2,276,241	(616,900)

	~~W~~	(2,547,902)	723,463	(905,110)	254,736	(3,453,012)	978,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

46.	Income tax expense (continued)

(e)	The amount of deductible temporary differences that are not recognized as deferred tax assets as of December 31, 2024 and 2025 are as follows:

	2024		2025
Temporary differences related to Shinhan EZ General Insurance Co., Ltd. (*1)	~~W~~	109,731	135,608

(*1)
Shinhan EZ General Insurance Co., Ltd., a subsidiary of the Group, suffered a net loss for the current period, etc. As of the end of December 31, 2025, deferred corporate tax assets were not recognized as it was determined that the temporary difference to be deducted in excess of the temporary difference to be added and the tax loss were not feasible.

(*2)	The expiration date of unused carried tax losses not recognized as deferred tax assets as of the end of the reporting period is as follows:

	1 year or less		1~2 years	2~3 years	More than 3 years	Total
Tax loss carried-forward	~~W~~	7,444	9,253	12,361	98,817	127,875

(f)	The amount of temporary difference regarding investment in subsidiaries that are not recognized as deferred tax liabilities as of December 31, 2024 and 2025 are as follows:

	2024		2025
Investment in subsidiaries, etc.	~~W~~	(10,203,270)	(10,643,726)

(g)
The Group set off a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities. Deferred tax assets and liabilities presented on a gross basis prior to any offsetting as of December 31, 2024 and 2025 are as follows:

	2024		2025
Deferred tax assets	~~W~~	1,375,325	1,266,026
Deferred tax liabilities		1,593,640	1,503,107

(h)
The Group is required, under the implementation of the Global Minimum Corporate Tax Act, to pay additional taxes on the difference where the effective tax rate of each constituent entity, by jurisdiction in which it is located, falls below 15%. The Group has assessed the impact of the Global Minimum Corporate Tax Act in accordance with the relevant legislation and determined that most constituent entities either meet the transitional safe harbor provisions or have effective tax rates exceeding 15%, and therefore no significant additional tax liability is expected to arise in respect of those entities. However, additional tax has arisen in relation to a constituent entity located in Mexico as a result of the application of the Global Minimum Corporate Tax Act, and accordingly, the current income tax expense for the period ended December 31, 2025 includes current income tax expense of
~~W~~
 936 million related thereto.

Income tax expense related to the Global Minimum Corporate Tax Act is subject to estimation uncertainty due to various factors, including tax incentives granted to permanent establishments and accounting

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

adjustments required under the legislation for the calculation of Global Minimum Tax income based on accounting profit or loss for subsequent periods. In addition, the Group has applied the temporary exception to the recognition of deferred taxes under IAS 12 and, accordingly, has not recognized deferred tax assets and liabilities related to the Global Minimum Corporate Tax Act, nor has it disclosed related information.

47.	Earnings per share

(a)	Basic and diluted earnings per share for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Profit attributable to equity holders of Shinhan Financial Group	~~W~~	4,368,035	4,450,177	4,971,561
Less:
Dividends to hybrid bond		(189,672)	(176,945)	(197,932)

Profit attributable to ordinary shareholders	~~W~~	4,178,363	4,273,232	4,773,629

Weighted average number of ordinary shares outstanding (*)		519,207,776	506,231,595	486,484,485
Basic and diluted earnings per share in won	~~W~~	8,048	8,441	9,812

(*)
The number of ordinary shares

issued
 is 485,494,934
shares as of December 31, 2025, and the above weighted-average number of shares outstanding has been calculated by reflecting the following: (i) the conversion of 17,482,000 convertible preferred shares issued on May 1, 2019 into ordinary shares on May 1, 2023, for the year ended December 31, 2023; and (ii) changes in treasury stock, including shares acquired and subsequently retired, for the years ended December 31, 2023, 2024 and 2025.

(b)	The calculation details of the weighted average number of ordinary shares outstanding for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023
	Number of shares	Accumulated number of shares
Number of ordinary shares issued	512,759,471	187,756,015,279
Number of convertible preferred shares	—	2,097,840,000
Number of treasury shares	(6,352)	(343,017,080)
Number of ordinary shares outstanding	512,753,119	189,510,838,199
Days		365 days
Weighted average number of ordinary shares outstanding		519,207,776

	2024
	Number of shares	Accumulated number of shares
Number of ordinary shares issued	503,445,325	186,347,761,912
Number of treasury shares	(4,585,561)	(1,066,997,991)
Number of ordinary shares outstanding	498,859,764	185,280,763,921
Days		366 days
Weighted average number of ordinary shares outstanding		506,231,595

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

47.	Earnings per share (continued)

	2025
	Number of shares	Accumulated number of shares
Number of ordinary shares issued	485,494,934	179,923,930,646
Number of treasury shares	(8,337,535)	(2,357,093,621)
Number of ordinary shares outstanding	477,157,399	177,566,837,025
Days		365 days
Weighted average number of ordinary shares outstanding		486,484,485

48.	Commitments and contingencies

(a)	Guarantees, acceptances and credit commitments as of December 31, 2024 and 2025 are as follows:

	2024		2025
Guarantees and purchase agreements:
Outstanding guarantees	~~W~~	15,315,381	18,642,539
Contingent guarantees		5,068,782	4,917,473
ABS and ABCP purchase agreements		2,123,665	2,649,382

		22,507,828	26,209,394

Commitments to extend credit:
Loan commitments in won		93,064,772	95,042,772
Loan commitments in foreign currency		28,613,692	25,559,545
Unused credit commitments		90,700,766	93,230,869
Other agreements		6,601,564	6,483,867

		218,980,794	220,317,053

Endorsed bills:
Secured endorsed bills		1,367	12,574
Unsecured endorsed bills		11,937,894	10,560,935

		11,939,261	10,573,509

	~~W~~	253,427,883	257,099,956

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

48.	Commitments and contingencies (continued)

(b)	Pending litigations
The Group’s pending lawsuits as a defendant as of December 31, 2025 are as follows:

Case	Number of claims	Claim amount		Description	Status
Return of unjust earning	1	~~W~~	5,027	The plaintiff, a residents’ representative council composed of apartment residents, claims that, following a final court judgment invalidating the formation of the 5th and 6th residents’ representative councils of the apartment complex, illegal acts occurred in the handling of the plaintiff’s Shinhan Bank account, including the transfer of account ownership, in connection with a change in the plaintiff’s representative at the time, thereby causing damages to the plaintiff.	The first trial is ongoing as of December 31, 2025.

Loss claim	2		73,830	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Securities Co., Ltd. alleging their involvement in the illegal activities of Lime Asset Management.	The second trial is ongoing as of December 31, 2025. (*1)

Loss claim	2		36,937	A case in which OO Bank and OO Securities filed a lawsuit for damages against employees of Shinhan Securities Co., Ltd. alleging their involvement in the illegal activities of Lime Asset Management.	The first trial is ongoing as of December 31, 2025. (*2)

Loss claim regarding responsibility for construction completion in a management-type land trust	9		261,630	Lenders holding claims for principal and interest have filed lawsuits for damages against Shinhan Asset Trust Co., Ltd., regarding its failure to meet construction completion deadlines under managed land trust agreements with completion guarantees	(*3)

Other trust-related litigations	718		640,999	Claims against Shinhan Asset Trust Co., Ltd. for defect-related damages, refund of the purchase price, and other related claims	(*4)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

48.	Commitments and contingencies (continued)

Case	Number of claims	Claim amount		Description	Status
Others	465	390,946	Includes multiple cases: Shinhan Bank
~~W~~
164,553 million (264 cases), Shinhan Card
~~W~~
13,206 million (49 cases), Shinhan Securities
~~W~~
120,534 million (28 cases), Shinhan Life
~~W~~
10,350 million (93 cases), Shinhan Capital
~~W~~
				30,864 million (4 cases), and others.	(*5)

	1,197	~~W~~	1,409,369

(*1)	Following a partial loss in the first trial on February 14, 2025, approximately ~~W~~ 63,200 million was paid. An appeal has been filed and the case is currently pending in the second trial.
(*2)
Subsequent to the end of the reporting period, a partial loss was decided in the first trial on February 5, 2026, and approximately
~~W~~
41,500 million was paid. As of December 31, 2025 the Group has recognized litigation provisions of approximately
~~W~~
40,100 million.

(*3)
As of the end of the reporting period, there were five cases pending in the court of first instance (claim amount:
~~W~~
169,930 million) and four cases pending in the court of second instance (claim amount:
~~W~~
91,700 million). However, subsequent to the reporting period, all cases were concluded through withdrawal of the lawsuits following separate settlements with the plaintiffs.

(*4)
These lawsuits are related to the trust business of Shinhan Asset Trust Co., Ltd. In the event of a loss, the judgment amount (principal and interest) will be paid from the trust account or can be recovered through a right of indemnity against trust-related parties. Accordingly, the impact on the Group’s own account is expected to be limited.

(*5)
Subsequent to the reporting period, on February 11, 2026, an unfavorable judgment was issued by
the court of first instance in a claim

for damages
related to
the

trust business (1 case, claim amount:
~~W~~
7,005 million), and on February 12, 2026, a partially
unfavorable
judgment was issued by
 the court of second instance in a lawsuit
seeking contractual
agreed payments filed by a
plaintiff
(1 case, claim amount:
~~W~~
5,000 million). As of December 31, 2025, the Group recognized provisions for litigation amounting to
~~W~~
3,694 million and
~~W~~
7,379 million, respectively, in

connection with these
cases. The cases are currently pending on appeal and before the Supreme Court, respectively.

As of December 31, 2025, the Group has recorded
~~W~~
144,173 million and
~~W~~
5,732 million, respectively, as provisions and insurance contract liabilities for litigations, etc., which have been decided to lose at the first trial. The outcome of the remaining litigations other than those accounted for provisions, etc. are not expected to have a material impact on the consolidated financial statements, but additional losses may result from future litigation.

(c)
As a Prime Brokerage Service (PBS) provider, Shinhan Securities Co., Ltd. entered into a total return swap (TRS) agreement, derivatives that exchange profits and losses from underlying assets such as stocks, bonds, and funds, with a fund managed by Lime Asset Management (the “Lime Fund”). Through the TRS agreement with Shinhan Securities Co., Ltd., the Lime Fund invested approximately USD 200 million in the IIG Global Trade Finance Fund, IIG Trade Finance Fund, and IIG Trade Finance Fund–FX Hedge (hereinafter referred to as the “IIG Fund”) between May and September 2017. In 2019, under the management instructions of Lime Asset Management, Shinhan Securities Co.,

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

48.	Commitments and contingencies (continued)

Ltd. made an
in-kind
investment of the IIG Fund into LAM Enhanced Finance III L.P. (the “LAM III Fund”) and acquired beneficiary certificates of the LAM III Fund. The recoverable value of the LAM III Fund’s beneficiary certificates is dependent on the recoverable value of the IIG Fund previously invested in kind. In November 2019, the IIG Fund was subject to a registration cancellation and asset freeze by the U.S. Securities and Exchange Commission (SEC).
In its interim inspection report issued in February 2020, the Financial Supervisory Service (FSS) stated that Shinhan Securities Co., Ltd. was involved in concealing losses and committing fraud in connection with the Lime Fund while operating TRS agreements, and a related prosecution investigation has since been ongoing. On November 12, 2021, the Financial Services Commission (FSC) finalized institutional sanctions against Shinhan Securities Co., Ltd., including a six-month
ban on the sale of new private equity funds. In addition, the former director of Prime Brokerage Services at Shinhan Securities Co., Ltd. was arrested and indicted on charges of fraud and violation of the Financial Investment Services and Capital Markets Act. The director was subsequently found guilty.
On January 22, 2021, the prosecution indicted Shinhan Securities Co., Ltd. for violations of the Financial Investment Services and Capital Markets Act arising from the actions of the former director of its Prime Brokerage Services (PBS) division. Subsequently, on March 15, 2023, the court imposed a fine of
~~W~~
50 million on Shinhan Securities for breach of its supervisory duties.
Taking into consideration the resolutions of the Board of Directors and the results of the dispute settlement committee of the Financial Supervisory Service, Shinhan Securities Co., Ltd. has completed, or plans to carry out, compensation and liquidity support for certain products, including the Lime Trade Finance Fund.

(d)
From May 2014 to November 2019, Shinhan Securities Co., Ltd. sold trust instruments related to the Gen2 project. As of December 31, 2025, redemptions for the entire outstanding balance of approximately
~~W~~
420 billion have been suspended, and repayments have been delayed. In accordance with a resolution of the Board of Directors dated September 28, 2021, Shinhan Securities Co., Ltd. decided to compensate customers who agreed to the suspension of redemption by paying 40% of their invested principal, with the remaining balance to be settled upon recovery of the underlying investments. On August 29, 2023, the Board of Directors resolved to proceed with a private settlement under a post-settlement arrangement. Furthermore, on December 8, 2023, the Board resolved to proceed with private settlements under a post-settlement arrangement for the
NH-UK
Peterborough Power Plant Trust product, and on September 2, 2025, the Complaints Review Committee resolved to apply the same approach to the Lime M360 Fund and other related trust products.

(e)
Shinhan Asset Trust Co., Ltd. is engaged in completion-guaranteed land trust projects, under which the company assumes responsibility for ensuring project completion in the event the contractor fails to do so. If Shinhan Asset Trust Co., Ltd. fails to fulfill this obligation, it is liable to compensate financial institutions for any losses incurred. For the period ended December 31, 2025, Shinhan Asset Trust Co., Ltd. had entered into agreements for a total of 16 projects (including those already completed), such as a studio apartment development in Sincheon-dong,
Siheung-si,
Gyeonggi Province, under a management-type land trust with a guaranteed completion clause. As of December 31, 2025, the total project financing (PF) commitment amount from financial institutions related to these projects was
~~W~~
1,059,277 million, and the outstanding PF loan balance amounted to
~~W~~
993,054 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

48.	Commitments and contingencies (continued)

As of December 31, 2025, the guaranteed completion deadlines for 8 project sites (including completed ones) have passed. The total project financing (PF) loan commitment limits for these sites amount to
~~W~~
249,927 million, with loan balances of
~~W~~
224,123 million.
Shinhan Asset Trust Co., Ltd. continuously assesses the impact of off-balance
sheet commitments to ensure that they are appropriately reflected in the financial statements, if necessary.

(f)
As of December 31, 2025, Shinhan Asset Trust Co., Ltd. may lend a portion of the total project cost to the trust account in relation to loan-type land trust agreements, etc., and the maximum commitment amount of PF loans (unused limit) is
~~W~~
263,836 million. Regarding the project, Shinhan Asset Trust Co., Ltd. is not unconditionally obligated to provide trust account loans. Instead, such decisions are made after comprehensively considering factors such as the proprietary account and the cash flow plans of each trust project.

(g)
As of December 31, 2025, Shinhan Securities Co., Ltd. is under investigation by the Korea Fair Trade Commission regarding alleged unfair collusion among financial institutions
.
In addition, Shinhan Life Insurance is expected to receive inspection results and corrective action requirements for certain matters identified during the regular examination conducted by the Financial Supervisory Service in 2023.

(h)
Shinhan Bank, in accordance with the
Dual Recourse Bonds Act
and the covered bond issuance program agreement, separately registers and manages a cover pool to secure the repayment of covered bonds. To maintain the eligibility of the cover pool, Shinhan Bank performs a collateral maintenance ratio test on each calculation date to ensure that the adjusted total collateral amount remains at or above a specified percentage (minimum collateral ratio) of the outstanding issuance balance. In addition, from 12 months prior to the maturity of covered bonds, Shinhan Bank conducts a pre-maturity
liquidity test and has agreed to
pre-accumulate
liquidity assets necessary for repayment at maturity upon the occurrence of certain events, such as a credit rating downgrade.

As of December 31, 2024 and 2025, the carrying amounts of covered bonds issued by Shinhan Bank are
~~W~~
1,852,365 million and
~~W~~
1,916,820 million, respectively. The carrying amounts of the cover pools (including residential mortgage loans and liquidity assets) established to comply with the above agreements are
~~W~~
4,458,312 million and
~~W~~
3,647,109 million, respectively.

(i)
Shinhan Card Co., Ltd. is currently subject to an investigation by the supervisory authorities in connection with the leakage of personal information of merchant representatives that occurred between March 2022 and May 2025. The outcome of the investigation cannot be reasonably estimated as of December 31, 2025.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

49.	Statement of cash flows

(a)	Cash and cash equivalents in the consolidated statements of cash flows as of December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Cash and due from banks at amortized cost	~~W~~	34,650,390	40,547,054	39,758,705
Adjustments:
Due from financial institutions with a maturity over three months from date of acquisition		(1,322,274)	(1,655,932)	(966,755)
Restricted due from banks		(2,911,232)	(3,643,579)	(3,496,827)

		(4,233,506)	(5,299,511)	(4,463,582)

	~~W~~	30,416,884	35,247,543	35,295,123

(b)	Significant non-cash activities for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Transfers from construction-in-progress to property and equipment	~~W~~	82,179	26,185	36,258
Transfers between property and equipment and investment property		16,678	77,752	4,829
Transfers between assets held for sale and property and equipment		2,442	1,039	11,880
Transfers between investment property and assets held for sale		6,057	5,551	52,138
Accounts payable for purchase of intangible assets, etc.		374,685	(132,270)	(92,368)
Transaction for right-of-use assets		299,672	578,651	226,747

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

49.	Statement of cash flows (continued)

(c)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2024 and 2025 are as follows:

	2024
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	358,017	56,901,352	81,561,725	613,914	254,832	139,689,840
Changes from cash flows		119,361	(8,231,239)	9,578,027	(272,634)	—	1,193,515
Non-cash changes:
Interest expense (Amortization)		—	(131,663)	(4,401)	22,787	—	(113,277)
Changes in foreign currency		—	770,798	2,178,255	28,602	—	2,977,655
Other		(617,651)	611,125	452,248	498,020	6,467	950,209

Ending balance	~~W~~	(140,273)	49,920,373	93,765,854	890,689	261,299	144,697,942

	2025
	Net Derivative liabilities		Borrowings	Debt securities issued	Lease liabilities	Financial liabilities designated at FVTPL	Total
Beginning balance	~~W~~	(140,273)	49,920,373	93,765,854	890,689	261,299	144,697,942
Changes from cash flows		148,779	5,125,412	(753,062)	(281,530)	49,985	4,289,584
Non-cash changes:
Interest expense (Amortization)		—	(100,672)	42,896	20,984	—	(36,792)
Changes in foreign currency		—	60,971	(210,960)	(7,204)	15	(157,178)
Other		(285,623)	388,750	146,694	167,400	(23,450)	393,771

Ending balance	~~W~~	(277,117)	55,394,834	92,991,422	790,339	287,849	149,187,327

50.	Related parties
Intra-group balances, and income and expenses arising from intra-group transactions are eliminated in preparing the consolidated financial statements. In accordance with IAS 24, the Group defines the retirement benefit plans of the associates, key management and their families, the consolidation group and related parties as the scope of related parties. The amount of profit and loss, receivables and payables balance between the Group and the related parties are disclosed. For details of the associates and joint ventures, refer to ‘Note 16’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

(a)	Balances with the related parties as of December 31, 2024 and 2025 are as follows:

Related party	Account	2024		2025
Investments in associates:
BNP Paribas Cardif Life Insurance	Credit card loans	~~W~~	154	190
”	ACL		(1)	(1)
”	Accrued income		23	14
”	Deposits		5,559	3,855
”	Allowance for Undrawn Commitment		1	1
Incorporated association Finance Saving Information Center	Credit card loans		2	1
”	Deposits		3	4
Nomura-Rifa Private Real Estate Investment Trust 19	Loans		11,700	11,400
”	ACL		(247)	(3,781)
”	Accrued income		—	47
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3 (*)	Accrued income		71	—
Korea Finance Security Co., Ltd.	Deposits		131	123
”	Credit card loans		6	7
Korea Credit Bureau	Deposits		24	1,671
”	Credit card loans		616	907
”	ACL		(1)	—
Goduck Gangil1 PFV Co., Ltd.	Deposits		4	—
SBC PFV Co., Ltd.	Loans		984,600	519,800
”	ACL		(1,345)	(3,990)
”	Accrued income		89	93
”	Allowance for Undrawn Commitment		—	771
”	Deposits		105	1
Goduck Gangil10 PFV Co., Ltd.	Deposits		11,899	340
EDNCENTRAL Co., Ltd. (*)	Loans		25,400	—
”	ACL		(74)	—
”	Accrued income		64	—
”	Deposits		1,170	—
”	Provisions		156	—
Shinhan Global Healthcare Fund 2	Deposits		1	1
Future-Creation Neoplux Venture Capital Fund	Account receivables		3,600	3,600
Gyeonggi-Neoplux Superman Fund	Account receivables		1,696	—
Shinhan-Neoplux Energy Newbiz Fund	Account receivables		721	643

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2024		2025
Investments in associates (continued):
SHINHAN-NEO Core Industrial Technology Fund	Account receivables	~~W~~	399	288
Neoplux No.3 Private Equity Fund	Account receivables		7,532	9,240
Wave Technology	Deposits		115	106
SHINHAN-NEO Market-Frontier 2nd Fund	Account receivables		1,402	1,485
iPIXEL Co., Ltd.	Credit card loans		14	10
”	ACL		(1)	—
”	Deposits		717	74
”	Allowance for Undrawn Commitment		1	—
NewWave 6th Fund	Account receivables		877	791
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Deposits		852	784
Logisvalley Shinhan REIT Co., Ltd.	Loans		33,000	33,000
”	ACL		(30)	(29)
”	Accrued income		75	75
”	Deposits		1,340	932
Shinhan-Albatross tech investment Fund	Deposits		4,339	2,331
Shinhan VC tomorrow venture fund 1	Account receivables		2,474	2,992
JS Shinhan Private Equity Fund	Accrued income		—	289
Shinhan Time 1st Investment fund	Deposits		64	—
NH-J&-IBKC Label Technology Fund	Deposits		59	44
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Accrued income		5	5
Shinhan-CJ TechInnovation Fund 1st	Deposits		3,100	3,500
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Accrued income		12	14
SH Prestige High Dividend Security Feeder No.1[Equity]	Accrued income		14	34
Shinhan General Private Real Estate Investment Trust No.3	Accrued income		44	50
Capstone REITs No.26	Loans		20,000	20,000
”	ACL		(21)	(21)
”	Accrued income		90	93
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.	Accrued income		145	146
Shinhan-GB FutureFlow Fund L.P.	Account receivables		41	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2024		2025
Investments in associates (continued):
LB Scotland Amazon Fulfillment Center Fund 29	Derivative assets	~~W~~	503	—
Shinhan AIM FoF Fund 1-A	Derivative assets		3,511	—
PineStreet Global Corporate FoF XIII-2	Derivative assets		104	469
”	Derivative liabilities		—	17
CASCADETECH INC	Deposits		35	11
Songpa biz cluster PFV Co., Ltd.	Loans		22,424	70,272
”	ACL		(119)	(521)
”	Accrued income		26	129
”	Allowance for Undrawn Commitment		95	—
STIC ALT Global II Private Equity Fund	Deposits		2,207	805
TECHFIN RATINGS Co., Ltd.	Credit card loans		13	28
”	ACL		(2)	—
”	Deposits		21,611	13,548
”	Allowance for Undrawn Commitment		7	1
Nomura-Rifa Private Real Estate Investment Trust 31	Loans		14,000	13,860
”	ACL		(27)	(54)
Pacific Private Placement Real Estate Fund No.40	Loans		14,000	14,000
”	ACL		(75)	(99)
”	Accrued income		124	152
Shinhan-DS Mezzanine Fund 1	Unearned revenue		93	88
Shinhan-Csquared Mezzanine Fund 1	Unearned revenue		19	19
KR Seocho Co., Ltd.	Loans		11,871	11,871
”	ACL		(213)	(228)
”	Accrued income		573	1,691
KB Distribution Private Real Estate 3-1	Loans		2,000	—
”	ACL		(4)	—
”	Accrued income		17	—
Shinhan-Dev healthcare Fund I	Unearned revenue		—	8
Credila Financial Services	Loans		—	19,895
”	ACL		—	(78)
”	Deposits		—	3,196
Shinhan Rio Green Private Equity Fund	Account receivables		—	79
D2U 12th Fund	Deposits		—	400

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2024		2025
Investments in associates (continued):
Finflow	Deposits	~~W~~	—	574
Fireant Media and Digital Service Joint Stock Company	Deposits		—	4
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Accrued income		—	4
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Loans		20,000	20,000
”	ACL		(107)	(141)
”	Accrued income		140	140
Shinhan-BNK Global Fund I	Unearned revenue		—	44
Key management personnel and their immediate relatives:	Loans		3,402	4,558

	Assets		1,185,307	753,419

	Liabilities		53,707	33,253

(*)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2025.

(b)	Transactions with the related parties for the years ended December 31, 2023, 2024 and 2025 are as follows:

Related party	Account	2023		2024	2025
Investments in associates
BNP Paribas Cardif Life Insurance	Fees and commission income	~~W~~	4,125	1,312	1,669
”	Provision for credit loss		(2)	—	—
”	Interest expense		(57)	(12)	(12)
Shinhan-Albatross tech investment Fund	Fees and commission income		115	1,047	514
”	Interest expense		(4)	(12)	(7)
Shinhan-Nvestor Liquidity Solution Fund	Fees and commission income		173	192	174
Shinhan-PS Investment Fund No.1	Fees and commission income		25	20	8
Nomura-Rifa Private Real Estate Investment Trust 19	Interest income		568	588	574
”	Reversal of (provision for) credit loss allowance		—	223	(3,533)
SH MAIN Professional Investment Type Private Mixed Asset Investment Trust No.3 (*3)	Fees and commission income		1,262	886	176

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
Investments in associates (continued)
Korea Finance Security Co., Ltd.	Fees and commission income	~~W~~	4	4	3
”	Other administrative expense		—	(145)	(145)
ShinHan – Soo Young Entrepreneur Investment Fund No.1	Fees and commission income		589	3,122	2,072
Kiwoom-Shinhan Innovation Fund I	Fees and commission income		140	148	28
FuturePlay-Shinhan TechInnovation Fund 1	Fees and commission income		56	158	179
Korea Credit Bureau	Fees and commission income		14	1,753	3,803
”	Fees and commission expense		—	(4,830)	(5,060)
”	Other administrative expense		—	(91)	(1,093)
”	Reversal of allowance for credit losses		—	—	1
”	Interest expense		—	—	(10)
Goduck Gangil1 PFV Co., Ltd.	Interest income		143	—	—
”	Reversal of allowance for credit losses		20	—	—
SBC PFV Co., Ltd.	Fees and commission income		—	7,839	29,145
”	Interest income		—	36,957	45,135
”	Interest expense		(13)	(13)	—
”	Provision for credit losses		—	(679)	(2,645)
”	Provision for unused commitments		—	—	(771)
Goduck Gangil10 PFV Co., Ltd.	Interest income		69	30	—
”	Interest expense		(647)	(295)	(78)
”	Reversal of allowance for credit losses		4	17	—
Korea Omega-Shinhan Project Fund I	Fees and commission income		166	146	3,756
Sparklabs-Shinhan Opportunity Fund 1	Fees and commission income		39	18	1
EDNCENTRAL Co., Ltd.	Interest income		—	615	587
”	Fees and commission income		—	—	18
”	Interest expense		—	(2)	(29)
”	Provision for credit losses		—	(74)	(43)
”	Provision for unused commitments		—	—	(32)
Kakao-Shinhan 1 st TNYT Fund	Fees and commission income		386	338	265

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
Investments in associates (continued)
Future-Creation Neoplux Venture Capital Fund	Interest income	~~W~~	86	76	72
Neoplux Market-Frontier Secondary Fund	Fees and commission income		592	—	—
Gyeonggi-Neoplux Superman Fund	Fees and commission income		551	522	315
Shinhan-Neoplux Energy Newbiz Fund	Fees and commission income		906	706	643
NewWave 6 th Fund	Fees and commission income		984	877	791
SHINHAN-NEO Core Industrial Technology Fund	Fees and commission income		496	401	288
KTC-NP Growth Champ 2011-2 Private Equity Fund (*1)	Interest income		36	—	—
Neoplux No.3 Private Equity Fund	Fees and commission income		2,676	—	1,707
Shinhan Smilegate Global PEF I (*3)	Fees and commission income		—	238	—
SHINHAN-NEO Market-Frontier 2 nd Fund	Fees and commission income		1,596	1,402	1,485
SWK-Shinhan New Technology Investment Fund 1 st	Fees and commission income		61	61	61
Ulmus SHC innovation investment fund	Fees and commission income		91	69	67
iPIXEL Co., Ltd.	Interest expense		—	(1)	—
”	Reversal of allowance for credit losses		—	—	1
”	Reversal of provision for unused commitments		—	—	1
CJL No.1 Private Equity Fund (*3)	Interest expense		(10)	(2)	—
Reverent-Shinhan Vista Fund	Fees and commission income		80	80	80
Kiwoom-Shinhan Innovation Fund 2	Fees and commission income		268	120	96
ETRI Holdings-Shinhan 1 st Unicorn Fund	Fees and commission income		100	93	78
Shinhan-Time mezzanine blind Fund (*3)	Fees and commission income		226	300	—
Shinhan VC tomorrow venture fund 1	Fees and commission income		3,280	2,474	2,992

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
Investments in associates (continued)
JS Shinhan Private Equity Fund	Fees and commission income	~~W~~	600	600	600
Stonebridge-Shinhan Unicorn Secondary Fund	Fees and commission income		444	722	14
Shinhan-Kunicorn first Fund	Fees and commission income		232	261	261
Shinhan-Quantum Startup Fund	Fees and commission income		153	153	124
Shinhan Simone Fund I	Fees and commission income		78	78	23
ShinhanFitrin 1 st Technology Business Investment Association	Fees and commission income		85	82	76
DDI LVC Master Real Estate Investment Trust Co., Ltd.	Interest expense		(1)	(1)	(1)
Logisvalley Shinhan REIT Co., Ltd.	Interest income		1,841	1,703	1,643
”	Fees and commission income		163	143	150
”	Interest expense		(2)	(2)	(2)
”	Reversal of (provision for) allowance for credit losses		(8)	—	1
Shinhan-Dev healthcare Fund I	Fees and commission income		77	82	67
Shinhan-Cognitive Start-up Fund L.P.	Fees and commission income		188	222	120
Global Commerce Fund	Fees and commission income		30	38	22
Shinhan-HGI Social Enterprise Fund	Fees and commission income		63	47	51
Shinhan-WWG Energy Fund New Technology Venture Investment Fund	Fees and commission income		45	45	57
IGIS-Shinhan New Technology Fund 1	Fees and commission income		36	36	36
Shinhan-G.N.Tech Smart Innovation Fund	Fees and commission income		260	195	260
SH Global Net Zero Solution Security Investment Trust (*2)	Fees and commission income		75	17	—
SH 1.5years Maturity Investment Type Security Investment Trust No.2 (*2)	Fees and commission income		16	4	—
Shinhan Global Active REIT Co., Ltd. (*2), (*4)	Interest income		—	3,982	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
Investments in associates (continued)
”	Fees and commission income	~~W~~	17	2,498	—
”	Derivative-related income		—	8,220	—
”	Interest expense		(2)	(4)	—
”	Reversal of allowance for credit losses		—	533	—
DS SHINHAN Content Investment Fund 1	Fees and commission income		18	18	18
Shinhan Time 1 st Investment fund	Fees and commission income		26	26	26
SHINHAN SGC ESG Fund No.1	Fees and commission income		115	115	110
Shinhan-Sneak Peek Bio&Healthcare Bounce Back Fund	Fees and commission income		125	125	124
Shinhan-iSquare Venture PEF 1	Fees and commission income		100	100	100
Shinhan-Gene and New Normal First Mover Venture Investment Equity Fund 1 st	Fees and commission income		42	207	207
DS-Shinhan-JBWoori New Media New Technology Investment Fund No.1	Fees and commission income		216	216	216
NH-J&-IBKC Label Technology Fund	Interest expense		(12)	(6)	(1)
Bonanza-Shinhan GIB Innovative Semiconductor Investment Fund	Fees and commission income		55	55	55
2023 Shinhan-JB Woori-Daeshin Listed Companies New Technology Fund	Fees and commission income		113	214	176
Shinhan M&A-ESG Investment fund	Fees and commission income		726	1,083	1,072
Shinhan-JW Mezzanin New Technology Fund 1st (*2)	Fees and commission income		46	7	—
MAN Global Strategy Bond(H)	Fees and commission income		2	5	—
SH US Buyback&High Dividend Security Feeder Investment Trust(H)[Equity]	Fees and commission income		—	18	75

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
Investments in associates (continued)
SH Prestige High Dividend Security Feeder No.1[Equity]	Fees and commission income	~~W~~	—	24	104
Shinhan time secondary blind new technology investment trust	Fees and commission income		71	200	163
Shinhan-openwater pre-IPO Investment Trust 1	Fees and commission income		36	100	100
Shinhan-CJ TechInnovation Fund 1st	Fees and commission income		88	200	200
”	Interest expense		—	(25)	(72)
Shinhan-Eco Venture Fund 2 nd	Fees and commission income		49	100	100
Heungkuk-Shinhan the1 st Visionary Technology Investment Trust no. 1	Fees and commission income		87	200	200
Hantoo Shinhan Lake K-beauty Technology Investment Trust	Fees and commission income		94	237	115
Shinhan HB Wellness 1 st Investment Trust	Fees and commission income		35	77	77
Shinhan J&Wave Investment Fund	Fees and commission income		2	18	11
Shinhan General Private Real Estate Investment Trust No.3	Fees and commission income		13	135	210
Shinhan-Timefolio Bio Accelerator Fund	Fees and commission income		163	310	—
Shinhan DS Secondary Investment Fund	Fees and commission income		139	303	303
Fortress-shinhan New Tech Fund No.1	Fees and commission income		27	101	6
Shinhan-Ulmus Sobujang hyeokshin Enterprise Investment Association No.7	Fees and commission income		18	94	94
Shinhan Mid and Small-Sized Office Value-Added MO REIT Co., Ltd.	Fees and commission income		25	208	496
Shinhan-GB FutureFlow Fund L.P.	Fees and commission income		—	279	296

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
Investments in associates (continued)
LB Scotland Amazon Fulfillment Center Fund 29	Derivative-related income	~~W~~	—	503	—
”	Other expense		—	(2)	—
Shinhan AIM FoF Fund 1-A	Derivative-related income		—	3,331	—
”	Derivative-related expense		—	(232)	—
”	Other income		—	22	—
”	Interest expense		—	(12)	—
PineStreet Global Corporate FoF XIII-2	Derivative-related income		—	96	365
”	Derivative-related expense		—	—	(17)
Shinhan-Regent Fund I	Fees and commission income		—	23	84
Shinhan-soo secondary Fund	Fees and commission income		—	247	169
The E&Shinhan New Growth Up Fund	Fees and commission income		—	216	160
CASCADETECH INC	Reversal of allowance for credit losses		—	6	—
TECHFIN RATINGS Co., Ltd. (*5)	Fees and commission income		—	2	4
”	Interest expense		—	(726)	(525)
”	Fees and commission expense		—	—	(1)
”	Reversal of allowance for credit losses		—	—	2
”	Reversal of provision for unused commitments		—	—	6
Songpa biz cluster PFV Co., Ltd.	Interest income		—	356	2,810
”	Fees and commission income		—	9,178	1
Songpa biz cluster PFV Co., Ltd.	Interest expense		—	(1)	—
”	Provision for credit losses		—	—	(402)
”	Reversal of provision for unused commitments		—	—	95
STIC ALT Global II Private Equity Fund	Interest expense		—	(3)	(1)
Nomura-Rifa Private Real Estate Investment Trust 31	Interest income		—	746	749
”	Provision for credit losses		—	(27)	(27)
Pacific Private Placement Real Estate Fund No.40	Interest income		—	825	589
”	Provision for credit losses		—	—	(24)
Shinhan-DS Mezzanine Fund 1	Fees and commission income		—	172	270

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
Investments in associates (continued)
Shinhan-Csquared Mezzanine Fund 1	Fees and commission income	~~W~~	—	20	40
Shinhan Time BM sobujang Fund	Fees and commission income		—	110	82
KR Seocho Co., Ltd.	Interest income		—	1,287	1,430
”	Provision for credit losses		—	—	(15)
Shinhan Market-Frontier Fund III	Fees and commission income		—	1,022	1,568
SH K-REITs Infra Real Estate Investment Trust (FoFs)	Fees and commission income		25	50	63
KB Distribution Private Real Estate 3-1	Interest income		—	103	83
”	Reversal of (provision for) credit loss allowance		—	(4)	4
Capstone REITs No.26	Interest income		—	589	1,000
”	Provision for credit losses		—	(21)	—
Wave Technology	Fees and commission expense		—	(300)	(300)
Credila Financial Services	Interest income		—	—	1,918
”	Fees and commission income		—	—	9
”	Provision for credit losses		—	—	(78)
”	Interest expense		—	—	(84)
Shinhan Rio Green Private Equity Fund	Fees and commission income		—	—	131
”	Interest expense		—	—	(31)
Startup Korea Vision 2024 Fund	Fees and commission income		—	—	801
Shinhan-soo Investment Green Wiz Fund	Fees and commission income		—	—	412
Shinhan-Time Premier Fund	Fees and commission income		—	—	120
Finflow (*5)	Other non-operating income		—	—	2,652
D2U 12th Fund	Interest expense		—	—	(7)
Fireant Media and Digital Service Joint Stock Company	Interest expense		—	—	(1)
”	Fees and commission income		—	—	4
Meta TB ESG Private Equity Fund I	Interest expense		—	—	(9)
Reverent-Shinhan Root Fund	Fees and commission income		—	—	88
SH US Long Term Treasury Plus Security Feeder Investment Trust(H)[Bond-FoFs]	Fees and commission income		—	—	11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

Related party	Account	2023		2024	2025
IGIS Yongsan Office General Private Real Estate Investment Trust 518	Interest income	~~W~~	—	—	1,205
”	Provision for credit losses		—	—	(34)
Key management personnel and their immediate relatives
	Interest income		242	133	233

		~~W~~	26,270	98,783	107,012

(*1)	Excluded from associates due to the loss of significant influence through disposal, liquidation, or other means for the year ended December 31, 2023.
(*2)	Excluded from associates due to the loss of significant influence through disposal, liquidation, or other means for the year ended December 31, 2024.
(*3)	Excluded from the associates due to disposal and liquidation for the year ended December 31, 2025.
(*4)	The transaction details between the associate and its subsidiary are included during the year ended December 31, 2024.
(*5)
During the year ended December 31, 2025, the Group acquired shares of Finflow through an in-kind
contribution, and a disposal gain of
~~W~~
 2,652 million arising from the
in-kind
contribution is included in other
non-operating
income.

(c)	Key management personnel compensation
Key management personnel compensation for the years ended December 31, 2023, 2024 and 2025 are as follows:

	2023		2024	2025
Short-term employee benefits	~~W~~	25,007	21,963	21,268
Severance benefits		809	824	701
Share-based payment transactions (*)		11,862	12,478	24,840

	~~W~~	37,678	35,265	46,809

(*)	The above share-based compensation expenses are costs related to share-based compensation arrangements that are still within the vesting period.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

(d)	The guarantees and purchase agreement provided between the related parties as of December 31, 2024 and 2025 are as follows:

		Amount of guarantees
Guarantor	Guaranteed Parties	2024		2025	Account
Shinhan Bank	SBC PFV Co., Ltd.	~~W~~	65,400	1,226,300	Unused credit commitment
”	Key Management Personnel		2,801	989	Unused credit commitment
Shinhan Life Insurance Co., Ltd.	SBC PFV Co., Ltd.		—	171,700	Unused credit commitment
Shinhan Securities Co., Ltd.	SBC PFV Co., Ltd.		—	4,100	Unused credit commitment
”	Songpa biz cluster PFV Co., Ltd.		—	30,000	Unused credit commitment
Shinhan Capital	SBC PFV Co., Ltd.		—	61,300	Unused credit commitment
Shinhan Card Co., Ltd.	BNP Paribas Cardif Life Insurance		846	810	Unused credit line
The Group	Structured entities		204,035	131,704	Purchase agreement
		31,440		6,286	Derivatives agreement

		~~W~~	304,522	1,633,189

(e)	Details of collaterals provided by the related parties as of December 31, 2024 and 2025 are as follows:

			Amount of assets pledged
Provided to	Provided by	Pledged assets	2024		2025
Shinhan Bank	Logisvalley Shinhan REIT Co., Ltd.	Collateral trust	~~W~~	39,600	39,600
	Nomura-Rifa Private Real Estate Investment Trust 31	Collateral trust		16,800	16,632
	SBC PFV Co., Ltd.	Collateral trust		960,000	1,440,000
	”	Shares		—	7,529

				960,000	1,447,529

	Key Management Personnel	Properties		6,799	9,103
	”	Deposits, etc.		1,466	1,783
	”	Guarantee		2,132	980

				10,397	11,866

			~~W~~	1,026,797	1,515,627

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

(f)	Significant loans and financing transactions with related parties

i)	Details of significant loan and collection transactions with related parties for the years ended December 31, 2024 and 2025 are as follows:

		2024
Classification	Company	Beginning		Loan	Collection	Others (*1)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust 19	~~W~~	11,529	—	(300)	471	11,700
	Shinhan Global Active REIT Co., Ltd. (*2)		—	165,400	(125,700)	(39,700)	—
	SBC PFV Co., Ltd.		—	1,169,700	(185,100)	—	984,600
	Goduck Gangil10 PFV Co., Ltd.		1,100	—	(1,100)	—	—
	Logisvalley Shinhan REIT Co., Ltd.		33,000	34,175	(34,175)	—	33,000
	CASCADETECH INC		—	66	(66)	—	—
	Nomura-Rifa Private Real Estate Investment Trust 31		—	28,000	(14,000)	—	14,000
	Pacific Private Placement Real Estate Fund No.40		—	14,000	—	—	14,000
	KR Seocho Co., Ltd.		—	11,871	(7,000)	7,000	11,871
	Songpa biz cluster PFV Co., Ltd.		—	22,424	—	—	22,424
	KB Distribution Private Real Estate 3-1		—	2,000	—	—	2,000
	Capstone REITs No.26		—	20,000	—	—	20,000
	EDNCENTRAL Co., Ltd.		—	25,400	—	—	25,400
	IGIS Yongsan Office General Private Real Estate Investment Trust 518		20,000	—	—	—	20,000
Key Management Personnel			5,005	1,493	(3,095)	—	3,403

		~~W~~	70,634	1,494,529	(370,536)	(32,229)	1,162,398

(*1)	The effect on changes in allowance for credit loss is included.
(*2)	Excluded from associates due to the loss of significant influence during the year ended December 31, 2024, and the year-end balance has been reclassified under ‘Others’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

		2025
Classification	Company	Beginning		Loan	Collection	Others (*)	Ending
Investments in associates	Nomura-Rifa Private Real Estate Investment Trust 19	~~W~~	11,700	—	(300)	—	11,400
	SBC PFV Co., Ltd.		984,600	1,270,300	(1,735,100)	—	519,800
	Logisvalley Shinhan REIT Co., Ltd.		33,000	—	—	—	33,000
	Nomura-Rifa Private Real Estate Investment Trust 31		14,000	—	(140)	—	13,860
	Pacific Private Placement Real Estate Fund No.40		14,000	—	—	—	14,000
	KR Seocho Co., Ltd.		11,871	—	—	—	11,871
	Songpa biz cluster PFV Co., Ltd.		22,424	47,848	—	—	70,272
	KB Distribution Private Real Estate 3-1		2,000	—	(2,000)	—	—
	Capstone REITs No.26		20,000	—	—	—	20,000
	EDNCENTRAL Co., Ltd.		25,400	7,930	—	(33,330)	—
	Credila Financial Services		—	26,567	(6,672)	—	19,895
	IGIS Yongsan Office General Private Real Estate Investment Trust 518		20,000	—	—	—	20,000
Key Management Personnel			3,403	3,747	(2,591)	—	4,559

		~~W~~	1,162,398	1,356,392	(1,746,803)	(33,330)	738,657

(*)	Excluded from associates due to the loss of significant influence during the year ended December 31, 2025, and the year-end balance has been reclassified under ‘Others’.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

50.	Related parties (continued)

ii)	Details of significant borrowing and repayment transactions with related parties for the years ended December 31, 2024 and 2025 are as follows:

			2024
Liabilities	Classification	Company	Beginning		Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	NH-J&-IBKC Label Technology Fund	~~W~~	248	522	(711)	59
		TECHFIN RATINGS Co., Ltd.		—	46,000	(28,000)	18,000
		CJL No.1 Private Equity Fund		265	282	(547)	—
		Shinhan-CJ TechInnovati- on Fund 1st		—	3,100	—	3,100

			~~W~~	513	49,904	(29,258)	21,159

			2025
Liabilities	Classification	Company	Beginning		Borrowing	Repayment	Ending
Deposits (*)	Investments in associates	NH-J&-IBKC Label Technology Fund	~~W~~	59	—	(59)	—
		Shinhan Rio Green Private Equity Fund		—	4,600	(4,600)	—
		TECHFIN RATINGS Co., Ltd.		18,000	24,500	(29,000)	13,500
		Shinhan-CJ TechInnovation Fund 1st		3,100	14,500	(14,100)	3,500
		D2U 12th Fund		—	900	(500)	400
		Meta TB ESG Private Equity Fund I		—	300	(300)	—
		Korea Credit Bureau		—	1,000	—	1,000

			~~W~~	21,159	45,800	(48,559)	18,400

(*)	Settlement balances between related parties and payable deposits with frequent movements are excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

51.	Interests in unconsolidated structured entities

(a)	The nature and extent of interests in unconsolidated structured entities
The Group is involved in asset-backed securitization, structured financing, beneficiary certificates (primarily investment funds) and other structured entities and characteristics of these structured entities are as follows:

Description
Asset-backed securitization
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

Structured financing	Structured entities for structured financing are established to raise funds and invest in a specific project such as M&A (mergers and acquisitions), BTL (build-transfer-lease), shipping finance, etc. The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement.

Investment fund	Investment fund means an investment trust, a PEF (private equity fund) or a partnership which invests in a group of assets such as stocks or bonds by issuing a type of beneficiary certificates to raise funds from the general public, and distributes its income and capital gains to their investors. The Group manages assets by investing in shares of investment fund or playing a role of an operator or a GP (general partner) of investment fund, on behalf of other investors.
The size of unconsolidated structured entities as of December 31, 2024 and 2025 are as follows:

	2024		2025
Total assets:
Asset-backed securitization	~~W~~	193,570,970	180,681,470
Structured financing		506,473,200	567,491,062
Investment fund		508,704,815	603,354,883

	~~W~~	1,208,748,985	1,351,527,415

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

51.	Interests in unconsolidated structured entities (continued)

(b)	Nature of risks
i) The carrying amounts of the assets and liabilities relating to its interests in unconsolidated structured entities as of December 31, 2024 and 2025 are as follows:

	2024
	Asset-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at FVTPL	~~W~~	11,669	600,796	—	612,465
Loan at amortized cost		2,326,196	18,660,200	93,296	21,079,692
Securities at FVTPL		4,233,165	255,936	14,902,327	19,391,428
Derivative assets		16,012	—	—	16,012
Securities at FVOCI		4,124,742	176,273	—	4,301,015
Securities at amortized cost		4,879,484	—	93	4,879,577
Other assets		13,700	73,981	28,076	115,757

	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946

Liabilities under consolidated financial statements:
Derivative liabilities	~~W~~	3,130	220	—	3,350
Other liabilities		510	4,295	3	4,808

	~~W~~	3,640	4,515	3	8,158

	2025
	Asset-backed securitization		Structured financing	Investment fund	Total
Assets under consolidated financial statements:
Loans at FVTPL	~~W~~	4,622	746,038	—	750,660
Loan at amortized cost		2,971,101	19,410,662	150,857	22,532,620
Securities at FVTPL		4,491,692	322,481	16,428,693	21,242,866
Derivative assets		9,286	—	—	9,286
Securities at FVOCI		3,721,496	138,153	—	3,859,649
Securities at amortized cost		4,089,597	—	80	4,089,677
Other assets		12,665	101,058	2,439	116,162

	~~W~~	15,300,459	20,718,392	16,582,069	52,600,920

Liabilities under consolidated financial statements:
Derivative liabilities	~~W~~	2,101	—	—	2,101
Other liabilities		315	6,481	—	6,796

	~~W~~	2,416	6,481	—	8,897

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

51.	Interests in unconsolidated structured entities (continued)

ii) The maximum risk exposure of the Group relating to its interests in unconsolidated structured entities as of December 31, 2024 and 2025 are as follows:

	2024
	Asset-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	15,604,968	19,767,186	15,023,792	50,395,946
ABS and ABCP purchase agreements		1,125,400	224,184	2,246,239	3,595,823
Loan commitments		327,367	916,236	41,656	1,285,259
Guarantees		111,150	8,900	—	120,050
Others		—	383,071	—	383,071

	~~W~~	17,168,885	21,299,577	17,311,687	55,780,149

	2025
	Asset-backed securitization		Structured financing	Investment fund	Total
Assets held	~~W~~	15,300,459	20,718,392	16,582,069	52,600,920
ABS and ABCP purchase agreements		1,802,241	277,917	2,203,699	4,283,857
Loan commitments		256,038	1,458,320	67,807	1,782,165
Guarantees		31,450	6,000	—	37,450
Others		—	263,836	—	263,836

	~~W~~	17,390,188	22,724,465	18,853,575	58,968,228

52.	Business Combinations

(a)	General Information
On October 20, 2025, the Group acquired 100% of the equity interests in HIEP HIEP THANH INVESTMENT COMPANY LIMITED and obtained control over the entity. The identifiable assets and liabilities of HIEP HIEP THANH INVESTMENT COMPANY LIMITED as of the acquisition date include inputs and processes that have the ability to create outputs. In assessing whether the acquired set constitutes a business, the Group evaluated whether the acquired inputs and substantive processes significantly contribute to the ability to generate outputs, including other income. Based on this assessment, the acquired set meets the definition of a business.
As a result of obtaining control over HIEP HIEP THANH INVESTMENT COMPANY LIMITED, the Group became the substantive owner of The METT Office Building, thereby securing stable rental income in the Ho Chi Minh City real estate market in Vietnam and expecting capital appreciation arising from favorable real estate market conditions. In addition, as major consolidated subsidiaries of the Group occupy The METT Office Building, the Group expects the property to serve as a strategic foothold for its expansion into the Vietnamese market.
For the
two-month
period subsequent to the acquisition date, the Group recognized revenue of approximately
~~W~~
2,796 million and an operating loss of approximately
~~W~~
1,056 million through HIEP HIEP THANH INVESTMENT COMPANY LIMITED. If the acquisition had occurred on January 1, 2025, the beginning of the annual reporting period, revenue would have been approximately
~~W~~
11,853 million and

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

52.	Business Combinations (continued)

operating loss would have been approximately
~~W~~
17,933 million. These amounts were estimated assuming that the provisional fair value adjustments recognized at the acquisition date had been applied as of January 1, 2025.

Name of the acquiree	HIEP HIEP THANH INVESTMENT COMPANY LIMITED
Acquisition date		2025-10-20
Consideration transferred	~~W~~	132,519
Fair value of identifiable assets recognized		455,413
Fair value of identifiable liabilities recognized		319,817
Bargain purchase gain recognized (*)		3,077
Operating revenue since the acquisition date		2,796

(*)
The bargain purchase gain arose as the consideration transferred was determined by taking into consideration the market conditions at the transaction date, including exchange rate fluctuations, the seller’s negotiating position, and the urgency to complete the transaction. After reassessing the related fair value measurements to confirm that there were no measurement errors, the Group recognized the amount as a bargain purchase gain.

(b)	Consideration transferred
The fair values of the major components of the consideration transferred as of the acquisition date are as follows:

Amount
Cash	~~W~~	132,519

(c)	Identifiable assets acquired and liabilities assumed
i) The amounts of the assets acquired and liabilities assumed as of the acquisition date are as follows:

	Amount
Property and equipment (*)	~~W~~	188,110
Investment property		207,833
Trade and other receivables		50,955
Cash and cash equivalents		8,515
Deferred tax liabilities		35,183
Trade and other payables		284,634

Identifiable net assets	~~W~~	135,596

(*)	Investment property of the acquiree amounting to ~~W~~ 188,029 million was classified as property and equipment in the Group’s consolidated statement of financial position.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

52.	Business Combinations (continued)

ii) The valuation techniques used to measure the fair value of significant assets acquired are as follows:

Assets acquired	Valuation techniques
Property and equipment and investment property
Market approach and income approach using the discounted cash flow (“DCF”) method: Under the market approach, fair value was determined based on recent transaction cases and market data of comparable properties with similar location, use, and scale as of the acquisition date.

Under the income approach, fair value was estimated by projecting future cash flows expected to be generated from the investment property based on reasonable assumptions and discounting them using an appropriate discount rate.

(d)	Goodwill or Bargain Purchase Gain
Goodwill (or bargain purchase gain) arising from the business combination is as follows:
The bargain purchase gain was recognized as
non-operating
income.

	Amount
Total consideration transferred	~~W~~	132,519
Fair value of identifiable net assets acquired		135,596

Goodwill (bargain purchase gain)	~~W~~	(3,077)

(e)	Acquisition-related costs
The Group incurred approximately
~~W~~
171 million of acquisition-related costs in connection with the business combination, including legal and due diligence fees, which were recognized as general and administrative expenses.
(f) Net cash flows from business combinations are as follows:

	Amount
Consideration paid in cash	~~W~~	132,519
Less: Cash and cash equivalents held by the subsidiary		8,515

Net cash flows from business combinations	~~W~~	124,004

53.	Subsequent events
To enhance shareholder value, the
Group

resolved to acquire and retire treasury shares totaling
~~W~~

 billion based on a resolution of the Board of Directors on February 5, 2026.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

54.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements
CONDENSED STATEMENTS OF FINANCIAL POSITION

	2024		2025
Assets
Deposits
Banking subsidiaries	~~W~~	12	17
Other		151,131	2,572
Receivables from subsidiaries:
Non-banking subsidiaries		3,837,298	2,951,878
Investment (at equity) in subsidiaries:
Banking subsidiaries		13,797,222	13,797,222
Non-banking subsidiaries		16,826,429	16,926,483
Financial assets at FVTPL		2,552,750	3,160,174
Derivative assets		—	—
Property, equipment and intangible assets, net		12,997	11,947
Other assets
Banking subsidiaries		274,212	641,412
Non-banking subsidiaries		212,703	280,245
Other		7,549	21,877

Total assets	~~W~~	37,672,303	37,793,827

Liabilities and equity
Liabilities
Borrowings	~~W~~	19,914	9,975
Debt securities issued		10,731,336	10,457,205
Accrued expenses & other liabilities		572,878	991,187

Total liabilities		11,324,128	11,458,367

Equity		26,348,175	26,335,460

Total liabilities and equity	~~W~~	37,672,303	37,793,827

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

54.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements ( continued )

CONDENSED STATEMENTS OF PROFIT OR LOSS

	2023		2024	2025
Income
Dividends from banking subsidiaries	~~W~~	1,159,525	1,198,816	1,665,372
Dividends from non-banking subsidiaries		626,443	827,141	958,741
Interest income from banking subsidiaries		512	424	613
Interest income from non-banking subsidiaries		92,991	95,231	83,587
Other income		284,072	435,996	250,183

Total income		2,163,543	2,557,608	2,958,496

Expenses
Interest expense		(286,642)	(334,798)	(335,753)
Other expense		(177,484)	(591,058)	(262,215)

Total expenses		(464,126)	(925,856)	(597,968)

Profit before income tax expense		1,699,417	1,631,752	2,360,528

Income tax expense (benefit)		28,406	11,885	(24,929)

Profit for the year	~~W~~	1,671,011	1,619,867	2,385,457

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
(In millions of won)
December 31, 2024 and 2025

54.	Condensed Shinhan Financial Group (Parent Company only) Financial Statements (continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2023		2024	2025
Cash flows from operating activities
Profit for the year	~~W~~	1,671,011	1,619,867	2,385,457
Non-cash items included in profit for the year		(1,653,331)	(1,634,252)	(2,450,520)
Changes in operating assets and liabilities		187,618	(338,522)	(577,464)
Net interest paid		(172,937)	(228,642)	(240,524)
Dividend received from subsidiaries		1,783,758	2,025,368	2,624,048
Income tax paid		(640)	792	(594)

Net cash inflow from operating activities		1,815,479	1,444,611	1,740,403

Cash flows from investing activities
Net loan origination to non-banking subsidiaries		(11,277)	435,696	905,193
Acquisition of investments in subsidiaries		11	(100,000)	(100,054)
Disposal of investments in subsidiaries		—	32,804	—
Other, net		(303,582)	(152,174)	(10,323)

Net cash inflow (outflow) from investing activities		(314,848)	216,326	794,816

Cash flows from financing activities
Issuance of hybrid bonds		897,646	797,867	797,870
Repayments of hybrid bonds		(1,195,550)	(200,000)	(650,000)
Net changes in borrowings		201,713	(205,684)	(10,300)
Issuance of debt securities issued		2,253,173	1,836,934	2,738,224
Repayments of debt securities issued		(1,709,626)	(1,770,000)	(3,015,000)
Convertible preferred stock conversion cost		(75)	—	—
Dividend paid		(1,461,371)	(1,267,146)	(1,293,828)
Acquisition of treasury stock		(486,919)	(700,300)	(1,250,001)
Payment for disposal of treasury stock		—	297	—
Costs for retirement of treasury stock		(81)	(102)	(69)
Redemption of lease liabilities		(1,708)	(1,619)	(731)

Net cash outflow from financing activities		(1,502,798)	(1,509,753)	(2,683,835)

Effect of exchange rate changes on cash and cash equivalents held		—	—	—

Increase (decrease) in cash and cash equivalents		(2,167)	151,184	(148,616)

Cash and cash equivalents at the beginning of the year		2,186	19	151,203

Cash and cash equivalents at the end of the year	~~W~~	19	151,203	2,587